Form 10-K, Exhibit 13
period 1995-06-30
PARKER HANNIFIN CORP
filed 1995-09-28
CIK 76334

Exhibit (13)* to Report
                               on Form 10-K for Fiscal
                              Year Ended June 30, 1995
                           by Parker-Hannifin Corporation



Excerpts from Annual Report to Shareholders for the fiscal year ended June 30, 1995.



              *Numbered in accordance with Item 601 of Regulation S-K.

DISCUSSION OF STATEMENT OF INCOME

The Consolidated Statement of Income summarizes Parker's operating performance over the last three years. The Company achieved all-time sales and earnings records in 1995. During the first two years of this period the Company reorganized extensively to respond to market changes. The North American Industrial markets experienced a strong recovery in the latter half of fiscal 1993 which continued through all of fiscal 1994 and 1995. The reorganization of prior years helped these operations prepare for this growth and for margin improvement. Recessions in Europe and Latin America caused volume declines in the International Industrial markets during 1993 and 1994 which led to significant reorganization and downsizing. In late fiscal 1994 and throughout 1995 these markets also began to recover, which resulted in double-digit volume increases for 1995. The commercial airline and military aerospace markets experienced significant declines in 1993 and 1994 which flattened in 1995, causing significant reorganization and downsizing, as well as the impairment of certain long-term assets. The lower levels of volume in these markets continue to be a concern, but the Aerospace Segment has reorganized and in 1995 significantly improved the margins on relatively flat sales.

   In analyzing the results, note that 1994 included the effect of an extraordinary charge for the early-retirement of debt which is explained in
Note 7 to the Consolidated Financial Statements. Also note that in fiscal 1993 the Company changed the end of the twelve-month reporting period for subsidiaries outside of North America from May 31 to June 30. That resulted in an additional month (June 1992) being included in the fiscal 1993 operating results. The June 1992 results for these subsidiaries were Net sales of $50,801, Income from operations of $2,263, Interest expense of $470 and Net income of $1,057 or $.01 per share.

   Net Sales of $3.21 billion for fiscal 1995 were 24.8 percent higher than $2.58 billion in 1994. Acquisitions contributed nearly one-fourth of this increase. North American Industrial operations experienced continuing strong demand in the heavy-duty truck, industrial machinery, construction and farm equipment, semiconductor, mobile, and telecommunications markets. In addition, these operations captured additional market share from competitors that have not been able to meet customer demands. International Industrial operations experienced significant growth, as much of Europe and Latin America recovered from recessions. Aerospace markets remained flat compared to the prior year as lower spending for military aircraft and a slumping commercial airline industry continued. Fiscal 1994 sales increased 3.5 percent from $2.49 billion in 1993 due to North American Industrial increases which were offset by declines in International and Aerospace markets. The increased volume levels in North American Industrial operations are anticipated to continue and the International operations are expected to continue their recovery. The

                                  Page 13-1

Aerospace markets are expected to remain flat through much of 1996. With a presence on virtually every significant current commercial and military aircraft program, any improvements in aerospace markets should benefit Parker.

   Net income of $218.2 million for 1995 was 358.0 percent higher than income of $47.7 million in 1994. Income for 1994 was reduced by $56.5 million, primarily for the reduction in book value of certain long-term assets, downsizing and relocation activities. Net income for 1994 was 26.8 percent lower than 1993.

   Extraordinary item - extinguishment of debt of $4.5 million in 1994 is due to the redemption premiums and deferred issuance costs related to the early-retirement of $100.0 million of 9.45 percent debentures and $3.5 million of Australian long-term bearer bonds. See Note 7 for further description.

   Income before extraordinary item as a percentage of sales was 6.8 percent in 1995, up from 2.0 percent in 1994 and 2.6 percent in 1993. A summary of the changes follows:

                                                         % to Sales Change
      Increase (Decrease) in Income                     1995-94     1994-93
      _______________________________________________   _______     _______
      Gross profit                                          3.5          .9
      Selling, general & admin. expenses                    (.3)         .8
      Provision for business restructuring activities        .7          .2
      Impairment of long-term operating assets              1.4        (1.4)
      Interest expense                                       .5          .4
      Loss on disposal of assets                             .7         (.7)
      Other                                                             (.2)
      Income taxes                                         (1.7)        (.6)
      Income before extraordinary item                      4.8         (.6)

   Gross profit margin increased to 23.8 percent in 1995 from 20.3 percent in 1994 and 19.4 percent in 1993. Increased production levels in North American and International Industrial operations provided increased margins and better absorption of fixed costs. Despite level sales volume, the Aerospace operations were able to improve margins by taking advantage of efficiencies as a result of previous reorganizations. The benefits of restructuring activities performed in prior years are being realized in the margin returns of all operations and are expected to benefit future years as well.

   Selling, general and administrative expenses as a percent of sales increased to 12.0 percent, from 11.7 percent in 1994, but decreased from the
12.5 percent in 1993. Acquisitions contributed to the increase in 1995 with an average selling, general and administrative expense rate of 17.1 percent of sales. In addition, the Company incurred larger sales-promotion expenses and larger incentive compensation based on increased sales and earnings. Increased sales volume and efficiencies as a result of reorganizations contributed to the improvement made in 1994.

   Provision for business restructuring activities in 1994 and 1993 was the result of continued actions aimed at reducing costs and included downsizing, plant closings and relocations, and write-offs of related capital assets. The actions taken have resulted in reduced overhead charges, benefiting 1995 and 1994, and should continue to benefit future periods. The remaining accruals from these actions are expected to be utilized by the end of 1996.

                                  Page 13-2

The Industrial Segment incurred restructuring charges of $12.3 million in 1994 and $13.6 million in 1993. The North American Industrial operations incurred restructuring charges of $5.4 million in 1994, which primarily involved the relocation or consolidation of higher-cost and under-utilized facilities. Severance charges of $1.2 million were recorded for the reduction of 51 employees in 1994 and the reduction of 107 employees in 1995. Due to a management decision to sell a facility rather than relocate it, 44 of the employees were not terminated and a portion of the previous provision was reversed to income. Another 56 of the 107 employees have yet to be terminated in 1996 for a facility closing and relocation which is to occur within the year. Net cash outflow for the remaining actions is estimated to be $3.0 million in 1996. International's restructuring charges of $6.9 million in 1994 were primarily for severance costs for 159 employees (106 employees in 1994 and the remainder in 1995) and the consolidation of under-utilized facilities. Remaining net cash outflow is estimated to be $1.1 million in 1996 for employee terminations and costs to close facilities.

   The Aerospace operations incurred restructuring costs of $6.5 million in 1994, compared to $9.3 million in 1993. Management took action to adjust to the changing market by reducing factory and office floor space and organizing into customer-focused teams to more effectively serve the customer. These charges included a workforce reduction of 597 employees (296 in 1994 and 301 in 1995) and relocation costs for three facilities which resulted in lower costs and enhanced capacity utilization. Of the 301 to be terminated in 1995, 159 were terminated and 24 remain to be terminated in 1996. Due to a change in the outlook for several product lines, the remaining employees to be terminated were maintained. The effect on income for this adjustment was immaterial. Net cash outflow for the remaining restructuring activities is estimated to be $2.1 million in 1996.

   Impairment of long-term operating assets of $35.5 million in 1994 includes $28.9 million related to the write-down of goodwill and certain permanently impaired assets of the continuing operations of the Aerospace heat-transfer components product line. This product line was purchased during a period of heavy defense spending in 1987 and the related goodwill was being amortized over 40 years. However, with the completion of major contracts and the decline of aerospace markets, future cash flows are now estimated to be less than the carrying value of the related assets. Accordingly, the assets were written down to their recoverable value. While the effect of this charge had no cash impact, it reduced amortization and depreciation expenses $1.6 million per year. The remaining impairment charges related primarily to certain machinery and equipment used in operations in unprofitable product lines in Brazil and Germany. Since the future cash flows of these product lines were anticipated to be less than the carrying value of the related assets, the machinery and equipment for these product lines were written down to their estimated recoverable value. The effect of these charges had no cash impact but reduced depreciation expense $.7 million per year.

   Interest expense decreased by $6.9 million in 1995 and by $9.2 million in 1994 principally due to reductions in debt.

   Loss on disposal of assets was $4.5 million in 1995 as compared to $19.6 million in 1994. In 1994 $14.7 million was related to the impairment of idle properties. These properties became idle due to downsizing activities and the assets were written-down to their estimated recoverable value based on current markets. The 1994 loss on disposal of assets was also affected by a charge of $1.3 million for the estimated net loss on the sale of the Metal Bellows

                                  Page 13-3
operations. The 1993 loss on disposal was $1.1 million. Losses on the disposal of assets from plant consolidations are included in the Provision for business restructuring activities in 1994 and 1993.

   Income taxes decreased to an effective rate of 37.4 percent in 1995 as compared to 53.6 percent in 1994 and 39.8 percent in 1993. The 1995 decrease was primarily due to the unusually high effective rate in 1994 from receiving no federal or state tax benefit for the charge taken to write down goodwill, and due to the use of net operating loss carryforwards in the U.K. and Brazil. Profits were higher-than-expected in these countries because of the International industrial recovery. The increase in 1994 as compared to 1993 was primarily due to the write-down of goodwill, and for tax rate changes enacted in the United States and Germany in 1994.


DISCUSSION OF BALANCE SHEET

The Consolidated Balance Sheet shows the Company's financial position at year end, compared with the previous year end. This statement provides information to assist in assessing factors such as the Company's liquidity and financial resources.

   The current ratio at June 30, 1995 dropped slightly from the ratio at June 30, 1994.

      Working Capital (millions)       1995       1994
      __________________________    _______    _______
        Current Assets              $ 1,246    $ 1,031
        Current Liabilities             653        504
        Working Capital                 593        527
        Current Ratio                   1.9        2.0

  Accounts receivable are primarily due from customers for sales of product ($426.3 million at June 30, 1995, compared to $347.4 million at June 30,
1994). The current year increase in accounts receivable is due to increased sales volume, acquisitions, and the effects of currency rate changes. All of the increase was within the Industrial Segment as the Aerospace Segment slightly decreased accounts receivable on relatively level year-to-year sales. Days sales outstanding for the Company did not change from 1994.

  Inventories were $625.9 million at June 30, 1995, compared to $492.9 million a year ago. This increase is due to increased volume, acquisitions and the effects of currency rate changes. In addition, there were increased purchases of certain raw materials made late in the year for materials that had been in short supply. The increase is within the Industrial Segment, as the Aerospace Segment inventories decreased. Months supply of inventory on hand at June 30, 1995 remained level with the prior year.

   Excess cost of investments over net assets acquired increased $57.8 million in 1995 from acquisitions.

   Accounts payable, trade increased $46.3 million in 1995 due to higher volume and current year acquisitions. The majority of the increase was within the Industrial Segment.

   Accrued payrolls and other compensation increased $30.7 million in 1995 primarily as a result of incentive plans based on sales and earnings.

                                  Page 13-4

Accrued domestic and foreign taxes decreased $10.8 million in 1995 primarily as a result of payments made to the IRS to settle audit issues, partially offset by an increase in foreign taxes payable.

  Other accrued liabilities increased $11.5 million in 1995 primarily due to acquisitions. Accruals related to restructuring decreased during the year, but were offset by increases in pension and workers' compensation accruals.

  Notes payable and Long-term debt increased a total of $50.3 million primarily due to cash needed for acquisitions, debt acquired as part of the acquisitions, and cash needed for foreign working capital, offset by a reduction of $12.2 million of the ESOP debt guarantee.

  Pensions and other postretirement benefits increased $19.2 million to $188.3 million in 1995. These costs are explained further in Note 10 to the Consolidated Financial Statements.

   Deferred income taxes included in current assets increased by $2.7 million due largely to increases in state income taxes that are not currently deductible. Non-current deferred income tax assets decreased by $.4 million due to the reduction of the net operating loss carryovers of $4.6 million for our German operations. That reduction, however, was almost entirely offset by the foreign currency translation adjustments resulting from the strengthening Mark. Non-current deferred income tax liabilities increased $2.5 million primarily due to increases in tax over book depreciation deductions and the deferred income taxes arising from current year acquisitions.

   At June 30, 1995, non-current deferred income tax assets include a $22.4 million tax benefit for the net operating loss carryforwards of the Company's German operations. The Company has not provided a valuation allowance that would be required under Statement of Financial Accounting Standards (SFAS) No. 109 if it is more likely that these benefits would not be realized. Although future events cannot be predicted with certainty, management continues to believe these benefits will be realized because: the tax loss carryforward period is unlimited; there are several tax planning strategies that can be used to reduce the carryforward; 26 percent of the losses were due to non-recurring restructuring charges and the remainder primarily the result of the recession in Europe; and the Company expects its German operations will continue their return to pre-1991 profitability levels.

   The Consolidated Balance Sheet for 1994 has been restated to correct the classification of $13.0 million of certain Deferred income taxes within current assets and long-term liabilities.

   It is the Company's goal to maintain no less than an "A" rating on senior debt to ensure availability and reasonable cost of external funds. To meet this objective, the Company has established the financial goal of maintaining a ratio of debt to debt-equity of 30 to 33 percent. The calculation of the debt to debt-equity ratio at June 30, 1995 and 1994 includes the Company's loan guarantee to the trust established by the Company for the Employee Stock Ownership Plan (ESOP) as described more fully in Note 7.

      Debt to Debt-Equity Ratio (millions)     1995       1994
      ____________________________________  _______   ________
        Debt                                $   335   $    284
        Debt & Equity                         1,526      1,251
        Ratio                                  21.9 %     22.7 %

                                  Page 13-5

Excluding the effect of the ESOP loan guarantee on both Long-term debt and Shareholders' equity, the debt to debt-equity ratio at June 30, 1995 and 1994 was 21.0 percent and 20.7 percent, respectively.

   In fiscal 1996, no additional borrowings are anticipated to be used for the stock repurchase program, capital investments, or working capital purposes, but may be utilized for acquisitions.


DISCUSSION OF CASH FLOWS

The Consolidated Statement of Cash Flows reflects cash inflows and outflows from the Company's operating, investing and financing activities.

   Cash and cash equivalents decreased $17.8 million in 1995 and $78.4 million in 1994, but increased $59.9 million in 1993. The major components of these changes in cash flows are as follows:

   Cash Flows From Operating Activities -- The Company's largest source of cash continues to be net cash provided by operating activities. The most significant contribution to operating cash in 1995 was Net income. Changes in the principal working capital items--Accounts receivable, Inventories and Accounts payable, trade--required $109.2 million cash in 1995, and contributed $24.4 million cash in 1994 and $19.4 million cash in 1993. Accounts receivable and Inventories increased significantly in 1995 as a result of increased volume (without the effect of acquisitions), using cash of $138.8 million.
The charge for the impairment of long-term assets in 1994 ($52.4 million) did not require the use of cash and therefore is a reconciling item added to Net income.

   Cash paid for income taxes was $123,590 in 1995, $71,375 in 1994 and $39,148 in 1993.

   Cash Flows From Investing Activities -- Capital expenditures are a principal use of long-term funds and have averaged $114.5 million per year for the 1993-1995 period. Capital expenditures increased to $152.0 million in 1995 and are expected to increase again in 1996. Cash used for Acquisitions was $126.7 million in 1995; $39.4 million in 1994 and $35.6 million in 1993. Financing for future capital expenditures and acquisitions are expected to come primarily from internally generated cash flows. Proceeds from dispositions of business provided $13.7 million cash in 1994.

   Acquisition amounts shown represent the net assets of the acquired companies at their respective acquisition dates and consist of the following:

  (In thousands)                    1995         1994          1993
  ______________________      __________     ________     _________
  Assets acquired:
    Accounts receivable       $   31,160     $  2,906     $   4,349
    Inventories                   30,528        6,278         4,907
    Prepaid expenses                 774        2,146
    Deferred income taxes            149          256           635
    Plant & equipment             57,613       10,299        23,491
    Other assets                  53,679       22,539         8,428
                              __________     ________      ________
                                 173,903       44,424        41,810
(Table continued on page 13-7)
                                  Page 13-6

  Liabilities assumed:
    Notes payable                 4,180
    Accounts payable             11,680         1,260         1,374
    Accrued payrolls              3,823         1,977           988
    Accrued taxes                 5,641           204           884
    Other accrued liabilities     8,053         1,222         2,694
    Long-term debt               10,772           375
    Other liabilities             3,041           (60)          229
                              _________      ________      ________
                                 47,190         4,978         6,169
                              _________      ________      ________
  Net assets acquired         $ 126,713      $ 39,446      $ 35,641
                              =========      ========      ========

   Cash Flows From Financing Activities -- In 1995 the Company increased its outstanding borrowings by a net total of $43.3 million compared to reducing its outstanding borrowings by a net total of $172.3 million in 1994. In 1995 Notes payable were utilized to provide cash for acquisitions. In 1994 payments of long-term borrowings were primarily the early-retirement of $100.0 million of debentures, the retirement of $35.1 million in foreign bearer bonds and the elimination of certain foreign bank loans. In 1993 the Company's notes payable and long-term borrowings remained fairly steady, resulting in net proceeds of $3.2 million.

   Proceeds from common share activity is primarily from the exercise of stock options and common shares issued for a 1995 acquisition. Dividends have been paid for 180 consecutive quarters, including a yearly increase in dividends for the last 39 fiscal years. The current annual dividend rate is $.72 per share.

   Cash paid for interest, net of capitalized interest, was $28,944 in 1995, $34,221 in 1994 and $42,905 in 1993. Noncash financing activities included the reduction in principal of the ESOP debt guarantee, which amounted to $12,229 in 1995, $11,067 in 1994 and $10,003 in 1993.

  In summary, based upon the Company's past performance and current expectations, management believes that the cash flows generated from future operating activities, combined with the Company's worldwide financial capabilities, will provide adequate funds to support planned growth and continued improvements in Parker's manufacturing facilities and equipment.


DISCUSSION OF BUSINESS SEGMENT INFORMATION

The Business Segment Information presents sales, operating income and assets by the principal industries and geographic areas in which Parker's various businesses operate.

INDUSTRIAL SEGMENT
______________________________________________________________________________
                                           1995     1994     1993
  ______________________________________   ____     ____     ____
  Operating income as a percent of sales   13.7 %    9.2 %    7.2 %
  Return on average assets                 22.6 %   14.0 %   10.6 %

                                  Page 13-7

   Sales for the total segment increased 31.2 percent in 1995 and 8.7 percent in 1994. Sales for the North American operations increased to a record $1.8 billion; 20.6 percent over 1994, following 1994's increase of 15.5 percent over 1993. One-fifth of the 1995 increase was due to acquisitions. Record-level volume was achieved as increasing demand continued within the heavy-duty truck, industrial machinery, construction and farm equipment, mobile, and telecommunications markets. In addition to increased demand, the North American operations achieved increased market share and were able to implement minor price increases in 1995. Although many indicators predict a leveling in many of the North American markets, the Company expects to again increase sales in 1996 through the benefit of acquisitions and continuing success in gaining market share.

   International Industrial sales increased to a record $853.5 million; 61.1 percent over 1994, following a 1994 sales decrease of 6.9 percent from 1993. One-fourth of the 1995 increase was attributable to acquisitions and one-fifth was attributable to currency rate changes. Without the effects of acquisitions and currency rate changes, sales for 1995 would have increased more than 30 percent over the prior year. Without the effect of the 13th-month for International operations in 1993, sales for International would have increased
2.3 percent in 1994. Most of 1994 was still affected by the recessions in Europe and Latin America, but in late 1994 and all of 1995 the Company experienced a strong recovery in these markets as well as significant growth in Asia Pacific markets. Increased market share and minor price increases were also achieved in 1995. With a continued strong recovery in Europe and Latin America, acquisition growth, and further growth in the Asia Pacific markets, the Company anticipates significant improvement in the International Industrial operations in 1996.

   Backlog for the Industrial Segment was $419.0 million at June 30, 1995, compared to $318.8 million at the end of the prior period. This increase occurred evenly between North American and International operations as a result of acquisitions and increased volume. Backlog was $245.5 million at June 30, 1993.

   Operating income for the total segment increased 94.1 percent in 1995. North American operations improved 35.8 percent. International operations improved from a loss in 1994 to $85.5 million of operating income in 1995. In 1994 operating income included restructuring charges of $5.4 million for North America and $6.9 million for the International operations. Also, in 1994 the International operations recognized the impairment of long-term assets - $6.6 million pretax. This restructuring and downsizing allowed the operations to take full advantage of the benefits gained from increased volume. Better absorption of fixed costs through increased capacity utilization helped offset the effects of raw material price increases experienced in 1995.

   Operating income for 1994 increased 38.8 percent over 1993 for the total segment, with North America increasing 33.4 percent. The International operations reduced their losses by 16.0 percent during the same period, without the effect of the extra month of operations in 1993. Restructuring charges were $3.4 million in 1993 for North America and $10.2 million for the International operations. In North America, volume gains and productivity improvements as a result of prior years' restructurings were the primary contributors to the increase. The International operations, still in a recession, experienced continued under-absorption of fixed costs as a result of the reduced volume.


                                  Page 13-8

Assets for the Industrial segment increased 32.4 percent in 1995 and 8.0 percent in 1994. Accounts receivable and inventories increased as a result of increased volume and acquisitions. Net plant and equipment increased due to acquisitions and capital expenditures exceeding depreciation, but these increases were offset by write-downs of impaired assets in 1994. Acquisitions also caused an increase in goodwill. Deferred taxes increased in 1994 for the tax benefits of partially funding the pension obligation and an inventory tax accounting change in Germany.

AEROSPACE SEGMENT
______________________________________________________________________________
                                           1995     1994     1993
  ______________________________________   ____     ____     ____

  Operating income as a percent of sales   11.5 %   3.3 %    8.5 %
  Return on average assets                 18.9 %   4.4 %   10.7 %

   Sales increased 1.1 percent in 1995 despite the divestiture of the Metal Bellows business in April 1994, and a relatively flat aerospace market. Improvements in the commercial maintenance, repair, and overhaul market were offset by reduced defense orders. The Aerospace segment continued increasing its penetration of commercial markets resulting in an approximate revenue split of 60 percent commercial and 40 percent military. In 1994 sales decreased 12.1 percent from the previous year, reflecting cutbacks in defense and commercial aircraft deliveries. Backlog at June 30, 1995 was $606.7 million compared to $533.7 million in 1994, reflecting improvement in long-term orders from original equipment customers. Backlog was $611.1 million at the end of 1993.

   Operating income more than tripled to $63.9 million in 1995 due to productivity gains resulting from prior years' restructuring activities. Higher margins were achieved on the same volume, using fewer facilities and employees. The 1994 operating income decreased 66.1 percent from 1993. Restructuring charges were $6.5 million in 1994 and $9.3 million in 1993. The 1994 results also included recognition of pretax impairment losses of $28.9 million.

   Assets decreased 8.2 percent in 1995 and 23.5 percent in 1994, primarily due to reductions in customer receivables, inventories and net plant and equipment, and in 1994, also due to the write down of goodwill related to impaired assets and the divestiture of the Metal Bellows operations. Net plant and equipment decreased as a result of downsizing and consolidation of facilities in 1994.

                                  Page 13-9

CONSOLIDATED STATEMENT OF INCOME
(Dollars in thousands, except per share amounts)

                        For the years ended June 30,       1995            1994           1993
NET SALES                                           $ 3,214,370     $ 2,576,337    $ 2,489,323
Cost of sales                                         2,448,264       2,053,376      2,004,955
                                                    ___________     ___________    ___________
Gross profit                                            766,106         522,961        484,368

Selling, general and administrative expenses            384,581         302,668        310,765
Provision for business restructuring activities                          18,773         22,879
Impairment of long-term operating assets                                 35,483
                                                    ___________     ___________    ___________
INCOME FROM OPERATIONS                                  381,525         166,037        150,724

Other income (deductions):
  Interest expense                                      (30,922)        (37,832)       (47,056)
  Interest and other income, net                          2,335           3,879          5,457
  Loss on disposal of assets                             (4,531)        (19,635)        (1,059)
                                                    ___________     ___________    ___________
                                                        (33,118)        (53,588)       (42,658)
                                                    ___________     ___________    ___________
Income before income taxes                              348,407         112,449        108,066

Income taxes (Note 3)                                   130,169          60,274         43,010
                                                    ___________     ___________    ___________
Income before extraordinary item                        218,238          52,175         65,056

Extraordinary item - extinguishment of debt (Note 7)                     (4,523)
                                                    ___________     ___________    ___________
NET INCOME                                          $   218,238     $    47,652    $    65,056
                                                    ===========     ===========    ===========

EARNINGS PER SHARE: (Note 4)
  Earnings per share before extraordinary item      $      2.96     $       .71    $       .89
  Extraordinary item - extinguishment of debt                              (.06)
                                                    ___________     ___________    ___________
  Earnings per share                                $      2.96     $       .65    $       .89
                                                    ===========     ===========    ===========

The accompanying notes are an integral part of the financial statements.

                                  Page 13-10

QUARTERLY INFORMATION
(Dollars in thousands, except per share amounts)

1995 (a)                              1st         2nd         3rd         4th         Total
Net sales                       $ 712,457   $ 738,231   $ 879,673   $ 884,009   $ 3,214,370
Gross profit                      161,930     165,369     212,705     226,102       766,106
Net income                         43,649      41,084      65,855      67,650       218,238
Earnings per share                    .59         .56         .89         .92          2.96


1994 (a) (b)                          1st         2nd         3rd         4th         Total
Net sales                       $ 607,411   $ 592,226   $ 677,353   $ 699,347   $ 2,576,337
Gross profit                      113,357     107,081     139,389     163,134       522,961
Income before extraordinary
  item                             16,065      14,061     (19,083)     41,132        52,175
Net income                         16,065       9,854     (19,083)     40,816        47,652
Earnings per share before
  extraordinary item                  .22         .19        (.26)        .56           .71
Earnings per share                    .22         .13        (.26)        .56           .65


(a)  Quarterly Information is unaudited.

(b) Net income for the third quarter of fiscal 1994 includes charges totaling $52,707 or $.72 per share, to reduce the book value of certain long-term assets to their current values, and to recognize the cost of downsizing and relocation activities. The effect on Gross profit was $49,738.


                                  Page 13-11

CONSOLIDATED BALANCE SHEET
(Dollars in thousands)

                                     June 30,       1995           1994
ASSETS
CURRENT ASSETS
Cash and cash equivalents                    $    63,830    $    81,590
Accounts receivable, less allowance
 for doubtful accounts
 (1995 - $6,613; 1994 - $4,731)                  484,962        388,515
Inventories (Notes 1 and 5):
  Finished products                              314,180        245,068
  Work in process                                201,386        171,114
  Raw materials                                  110,340         76,748
                                             ___________    ___________
                                                 625,906        492,930

Prepaid expenses                                  14,994         14,263
Deferred income taxes (Notes 1 and 3)             56,690         54,010
                                             ___________    ___________
TOTAL CURRENT ASSETS                           1,246,382      1,031,308

Plant and equipment (Note 1):
  Land and land improvements                      87,521         81,900
  Buildings and building equipment               426,150        387,764
  Machinery and equipment                      1,234,962      1,114,708
  Construction in progress                        64,034         37,456
                                             ___________    ___________
                                               1,812,667      1,621,828

Less accumulated depreciation                    996,896        904,528
                                             ___________    ___________
                                                 815,771        717,300

Investments and other assets (Note 1)            102,669         97,137
Excess cost of investments over
 net assets acquired (Note 1)                    109,308         51,516
Deferred income taxes (Notes 1 and 3)             28,079         28,483
                                             ___________    ___________
TOTAL ASSETS                                 $ 2,302,209    $ 1,925,744
                                             ===========    ===========

(Table continued on page 13-13)
                                  Page 13-12

                                     June 30,       1995           1994

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable, including long-term debt
 payable within one year (Notes 6 and 7)     $    97,372    $    26,973
Accounts payable, trade                          227,482        181,148
Accrued payrolls and other compensation          110,186         79,497
Accrued domestic and foreign taxes                46,876         57,641
Other accrued liabilities                        170,705        159,185
                                             ___________    ___________
TOTAL CURRENT LIABILITIES                        652,621        504,444

Long-term debt (Note 7)                          237,157        257,259
Pensions and other postretirement
 benefits (Notes 1 and 10)                       188,292        169,081
Deferred income taxes (Notes 1 and 3)             23,512         21,006
Other liabilities                                  9,113          7,603
                                             ___________    ___________
TOTAL LIABILITIES                              1,110,695        959,393

SHAREHOLDERS' EQUITY (Note 9)
Serial preferred stock, $.50 par value,
 authorized 3,000,000 shares, none issued
Common stock, $.50 par value,
 authorized 150,000,000 shares; issued
 74,002,402 shares in 1995 and
 49,265,074 shares in 1994 at par value           37,001         24,633
Additional capital                               158,454        165,942
Retained earnings                                974,486        806,240
Deferred compensation related to
 guarantee of ESOP debt (Note 7)                 (13,468)       (25,697)
Foreign currency translation adjustments          35,041          2,538
                                             ___________    ___________
                                               1,191,514        973,656
Common stock in treasury at cost;
 325,371 shares in 1994                                          (7,305)
                                             ___________    ___________
TOTAL SHAREHOLDERS' EQUITY                     1,191,514        966,351
                                             ___________    ___________
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $ 2,302,209    $ 1,925,744
                                             ===========    ===========

The accompanying notes are an integral part of the financial statements.

                                  Page 13-13

CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in thousands)

                                 For the years ended June 30,     1995        1994        1993
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                   $ 218,238   $  47,652   $  65,056
  Adjustments to reconcile net income to net cash
      provided by operating activities:
    Net effect of extraordinary loss                                         4,523
    Depreciation                                               110,527     106,546     109,673
    Amortization                                                 9,403       6,523       4,483
    Deferred income taxes                                       (4,299)    (34,000)    (14,525)
    Foreign currency transaction loss                            1,903       3,563         983
    Loss on sale of plant and equipment                          3,728       2,849       1,003
    Provision for restructuring (net of cash payments
      of $7,481 in 1995, $20,214 in 1994 and $7,300 in 1993)    (5,676)     (1,441)     15,579
    Impairment losses on long-term assets                                   52,422
    Changes in assets and liabilities, net of effects
      from acquisitions and dispositions:
        Accounts receivable                                    (53,052)    (45,387)    (17,873)
        Inventories                                            (85,795)     11,247      39,716
        Prepaid expenses                                           617       1,887        (260)
        Other assets                                           (13,716)     (6,719)     (4,095)
        Accounts payable, trade                                 29,668      58,497      (2,464)
        Accrued payrolls and other compensation                 24,726       9,568       6,388
        Accrued domestic and foreign taxes                      (9,159)     22,630      23,409
        Other accrued liabilities                                 (311)     11,364       3,953
        Pensions and other postretirement benefits              12,396       8,971       1,609
        Other liabilities                                          937      (1,491)     (3,253)
                                                             _________   _________   _________
          Net cash provided by operating activities            240,135     259,204     229,382

(Table continued on page 13-15)
                                  Page 13-14

                                 For the years ended June 30,     1995        1994        1993

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions (excluding cash of $5,961 in 1995 and
  $2,661 in 1994)                                             (126,713)    (39,446)    (35,641)
Capital expenditures                                          (151,963)    (99,914)    (91,484)
Proceeds from sale of plant and equipment                       13,045       5,774       3,440
Proceeds from disposition of business                                       13,689
Other                                                            1,409        (362)     (4,324)
                                                             _________   _________   _________
          Net cash (used in) investing activities             (264,222)   (120,259)   (128,009)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from common share activity                             11,528       9,105       4,645
Proceeds from (payments of) notes payable, net                  62,021     (18,888)     14,673
Proceeds from long-term borrowings                              20,764       3,619       8,528
Payments of long-term borrowings                               (39,438)   (157,026)    (19,960)
Extraordinary loss on early retirement of debt                              (7,238)
Dividends paid, net of tax benefit of ESOP shares              (49,961)    (47,445)    (46,121)
                                                             _________   _________   _________
          Net cash provided by (used in) financing activities    4,914    (217,873)    (38,235)

Effect of exchange rate changes on cash                          1,413         533      (3,206)
                                                             _________   _________   _________
Net (decrease) increase in cash and cash equivalents           (17,760)    (78,395)     59,932

Cash and cash equivalents at beginning of year                  81,590     159,985     100,053
                                                             _________   _________   _________
Cash and cash equivalents at end of year                     $  63,830   $  81,590   $ 159,985
                                                             =========   =========   =========

The accompanying notes are an integral part of the financial statements.

                                  Page 13-15

BUSINESS SEGMENT INFORMATION - BY INDUSTRY
(Dollars in thousands)
                                                        1995           1994           1993
NET SALES, including intersegment sales:
  Industrial:
    North America                                $ 1,806,883    $ 1,498,612    $ 1,297,474
    International                                    853,537        529,891        568,984
  Aerospace                                          554,378        548,091        623,239
  Intersegment sales                                    (428)          (257)          (374)
                                                 ___________    ___________    ___________
                                                 $ 3,214,370    $ 2,576,337    $ 2,489,323
                                                 ===========    ===========    ===========
INCOME FROM OPERATIONS before corporate
    general and administrative expenses:
  Industrial:
    North America                                $   278,018    $   204,778    $   153,525
    International                                     85,470        (17,502)       (18,579)
  Aerospace                                           63,882         18,001         53,093
                                                 ___________    ___________    ___________
                                                     427,370        205,277        188,039
  Corporate general and administrative expenses       45,845         39,240         37,315
                                                 ___________    ___________    ___________
  Income from operations                             381,525        166,037        150,724
  Other deductions                                    33,118         53,588         42,658
                                                 ___________    ___________    ___________
  Income before income taxes                     $   348,407    $   112,449    $   108,066
                                                 ===========    ===========    ===========
IDENTIFIABLE ASSETS:
  Industrial                                     $ 1,835,789    $ 1,386,660    $ 1,283,728
  Aerospace                                          324,600        353,635        462,538
                                                 ___________    ___________    ___________
                                                   2,160,389      1,740,295      1,746,266
  Corporate assets (a)                               141,820        185,449        217,324
                                                 ___________    ___________    ___________
                                                 $ 2,302,209    $ 1,925,744    $ 1,963,590
                                                 ===========    ===========    ===========
PROPERTY ADDITIONS: (b)
  Industrial                                     $   196,691    $    99,710    $   104,669
  Aerospace                                            9,052          9,675          7,981
  Corporate                                            3,834            828          2,325
                                                 ___________    ___________    ___________
                                                 $   209,577    $   110,213    $   114,975
                                                 ===========    ===========    ===========
DEPRECIATION:
  Industrial                                     $    90,712    $    82,796    $    83,333
  Aerospace                                           17,183         20,475         23,117
  Corporate                                            2,632          3,275          3,223
                                                 ___________    ___________    ___________
                                                 $   110,527    $   106,546    $   109,673
                                                 ===========    ===========    ===========

                                  Page 13-16

(a) Corporate assets are principally cash and cash equivalents, domestic deferred income taxes, investments, headquarters facilities, idle facilities held for sale and the major portion of the Company's domestic data processing equipment.

(b) Includes value of net plant and equipment at the date of acquisition of acquired companies accounted for by the purchase method (1995 - $57,613; 1994 - $10,299; 1993 - $23,491).

BUSINESS SEGMENT INFORMATION - BY GEOGRAPHIC AREA
(Dollars in thousands)
                                                        1995           1994           1993
NET SALES, including interarea sales:
  North America                                  $ 2,423,283    $ 2,091,974    $ 1,957,014
  Europe                                             728,642        433,844        473,547
  All Other                                          156,455        109,113        110,703
  Interarea                                          (94,010)       (58,594)       (51,941)
                                                 ___________    ___________    ___________
                                                 $ 3,214,370    $ 2,576,337    $ 2,489,323
                                                 ===========    ===========    ===========
INCOME FROM OPERATIONS before corporate
    general and administrative expenses:
  North America                                  $   341,204    $   222,779    $   206,618
  Europe                                              66,368        (16,708)       (22,404)
  All Other                                           19,798           (794)         3,825
                                                 ___________    ___________    ___________
                                                     427,370        205,277        188,039
  Corporate general and administrative expenses       45,845         39,240         37,315
                                                 ___________    ___________    ___________
Income from operations                           $   381,525    $   166,037    $   150,724
                                                 ===========    ===========    ===========
IDENTIFIABLE ASSETS:
  North America                                  $ 1,346,601    $ 1,193,568    $ 1,272,589
  Europe                                             704,061        460,961        386,461
  All Other                                          109,727         85,766         87,216
                                                 ___________    ___________    ___________
                                                   2,160,389      1,740,295      1,746,266
Corporate assets (a)                                 141,820        185,449        217,324
                                                 ___________    ___________    ___________
                                                 $ 2,302,209    $ 1,925,744    $ 1,963,590
                                                 ===========    ===========    ===========

(a) Corporate assets are principally cash and cash equivalents, domestic deferred income taxes, investments, headquarters facilities, idle facilities held for sale and the major portion of the Company's domestic data processing equipment.

                                  Page 13-17

The Industrial Segment produces motion-control and fluid system components for builders and users of various types of manufacturing, packaging, processing, transportation, agricultural, and military machinery, vehicles and equipment. The North American Industrial business represents the largest portion of the Company's manufacturing plants and distribution networks. The International Industrial operations bring Parker products and services to countries outside of North America. Through both overseas manufacturing and export, these International operations supply a rapidly growing customer base in Europe, Asia Pacific and Latin America.

The Aerospace Segment provides Parker components and systems for most of the western-world's commercial, military and general-aviation aircraft and turbine engines. Its components also perform a vital role in naval vessels, land-based weapons systems, satellites and space vehicles. This Segment serves original equipment and maintenance, repair and overhaul customers worldwide.

Intersegment and interarea sales are recorded at fair market value.

There was no customer to whom sales were 3 percent or more of consolidated sales.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts.)

1.  SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the accompanying consolidated financial statements are summarized below.

   Basis of consolidation - The consolidated financial statements include the accounts of all domestic and foreign subsidiaries. All material intercompany transactions and profits have been eliminated in the consolidated financial statements.

   Cash - Cash equivalents consist of short-term highly liquid investments, with a three month or less maturity, carried at cost plus accrued interest, which are readily convertible into cash.

   Inventories - Inventories are stated at the lower of cost or market. The majority of domestic inventories are valued by the last-in, first-out method and the balance of the Company's inventories are valued by the first-in, first-out method.

   Long-term contracts - The Company enters into long-term contracts for the production of aerospace products. For financial statement purposes, sales are recorded as deliveries are made (units of delivery method of percentage-of-completion). Unbilled costs on these contracts are included in inventory. Progress payments are netted against the inventory balances. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

   Plant, equipment and depreciation - Plant and equipment are recorded at cost and are depreciated principally using the straight-line method for financial reporting purposes. Depreciation rates are based on estimated useful lives of the assets. Improvements which extend the useful life of

                                  Page 13-18
property are capitalized, and maintenance and repairs are expensed. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in current income.

   Investments and other assets - Investments in joint-venture companies in which ownership is 50% or less are stated at cost plus the Company's equity in undistributed earnings. These investments and the related earnings are not material to the consolidated financial statements.

   Excess cost of investments - The excess cost of investments over net assets acquired is being amortized, on a straight-line basis, primarily over 15 years and not exceeding 40 years. Unamortized cost in excess of associated expected operating cash flows is considered to be impaired and is written down to fair value.

   Income taxes - Income taxes are provided based upon income for financial reporting purposes. Deferred income taxes arise from temporary differences in the recognition of income and expense for tax purposes. Tax credits and similar tax incentives are applied to reduce the provision for income taxes in the year in which the credits arise. Undistributed earnings of foreign subsidiaries are reinvested in their operations. Accordingly, no provision is made for additional income taxes that might be payable on the distribution of such earnings.

   Foreign currency translation - Assets and liabilities of most foreign subsidiaries are translated at current exchange rates, and income and expenses are translated using weighted average exchange rates. The effects of these translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in a separate component of Shareholders' equity. Such adjustments will affect Net income only upon sale or liquidation of the underlying foreign investments, which is not contemplated at this time. Exchange gains and losses from transactions in a currency other than the local currency of the entity involved, and translation adjustments in countries with highly inflationary economies (Brazil and Venezuela), are included in income.

   Derivative financial instruments - Derivative financial instruments are utilized by the company to manage risks generally associated with foreign exchange rate and interest rate market volatility. The Company does not hold or issue derivative financial instruments for trading purposes.

   Through the use of foreign currency forward exchange contracts (forward contracts), the Company reduces its exposure to fluctuations in related foreign currencies. These contracts are with major financial institutions and the risk of loss is considered remote. Gains or losses on forward contracts which hedge dividends from consolidated subsidiaries are accrued in Shareholders' equity. Gains or losses on forward contracts which hedge specific transactions are recognized in Net income, offsetting the underlying foreign currency gains or losses.

                                  Page 13-19

   The Company has an interest rate agreement to convert fixed rate debt to variable rate debt. The interest rate swap involves the exchange of fixed and floating rate interest payment obligations over the life of the agreement without the exchange of the notional payment obligation. The differential to be paid or received is accrued monthly as interest rates change and is recognized over the life of the agreement as an adjustment to Interest expense.

2.  ACQUISITIONS AND DIVESTITURES

Acquisitions - Effective March 30, 1995 the Company acquired the assets of Figgie International's Power Systems Division, headquartered in Rockford, Illinois, a manufacturer of hydraulic bladder accumulators and pneumatic cylinders, for $7.0 million cash. On March 3, 1995 the Company purchased the stock of Byron Valve and Machine Company, Inc. of Siloam Springs, Arkansas, a producer of distributors and flow raters, for $3.1 million cash. As of December 31, 1994 the Company purchased the Polyflex Schwarz Group of companies located in Germany, France and Texas, a manufacturer of reinforced high-pressure hoses, fittings and assemblies, for $18.1 million cash. The Company also purchased Hauser Elektronik GmbH, a producer of automation components and systems, based in Offenburg, Germany, for $11.6 million cash on December 31, 1994. Effective December 21, 1994 the Company sold its 49 percent interest in its Mexican joint venture, Conductores de Fluidos Parker and purchased its inventory and accounts receivable to form a new wholly-owned subsidiary - Parker Fluid Connectors de Mexico - for a net purchase price of $2.5 million cash. On October 31, 1994 the Company acquired Symetrics, Inc., a Newbury Park, California manufacturer of aerospace quick-disconnect valved couplings, for 108,680 shares of Parker-Hannifin Common Stock, valued at $5.1 million. On September 30, 1994 the Company acquired Chomerics, Inc., a leading producer of electromagnetic interference-shielding materials, with plants in Massachusetts, New Hampshire and the United Kingdom, for $40.0 million cash. On August 1, 1994 the Company acquired the Automation Division of Atlas Copco AB, a Swedish manufacturer of pneumatic components, for $37.0 million cash. Annual sales for these operations, for their most recent fiscal year prior to acquisition, were approximately $200 million. These acquisitions were accounted for by the purchase method, and results are included as of the respective dates of acquisition.

   In April 1994 the Company purchased the assets of a leading Scandinavian filter manufacturer, Finn-Filter Oy, for $9.6 million cash which included manufacturing locations in Finland and a sales subsidiary in Sweden. In December 1993 the Company acquired the remaining 60 percent of LDI Pneutronics Corp., which specializes in advanced-technology pneumatic valves and components for an additional investment of $5.7 million. In November 1993 the Company acquired the Electro-pneumatic Division of Telemecanique in Evreux, France, a leading European manufacturer of pneumatic products, for $26.7 million cash. Annual sales for these operations for their most recent fiscal year prior to acquisition exceeded $63.2 million. These acquisitions were accounted for by the purchase method.

   During the year ended June 30, 1993 the Company acquired the Ross hydraulic motor and hydrostatic steering controls business of TRW Inc. located in Greeneville, Tennessee and Dusseldorf, Germany for approximately $31.3 million cash. Annual sales for these operations for the most recent fiscal year prior to acquisition exceeded $39 million. This acquisition was accounted for by the purchase method.

                                  Page 13-20

   Divestitures - Effective April 1, 1994 the Company divested nearly all of the assets related to its Metal Bellows operations, which manufactured welded and formed bellows, accumulators and other fabricated assemblies, principally for the aerospace market. The sale resulted in proceeds of $14.2 million. Annual sales for this product line were approximately $30 million in fiscal 1993.

   In December 1992, the Company purchased the assets of Gromelle S.A., in Annemasse, France. In August 1993, a French Court of Appeals rescinded the purchase and ordered the return of the purchase price to the Company. The effects of this transaction were not material to the Company's consolidated financial statements and were reported as a disposition of business in fiscal 1994.

3.  INCOME TAXES

Income taxes before extraordinary items include the following:

                                        1995           1994           1993
Federal                            $  90,956       $ 70,332       $ 45,523
Foreign                               23,350         10,004          5,470
State and local                       14,631         14,376          6,940
Deferred                               1,232        (34,438)       (14,923)
                                   _________       ________       ________
                                   $ 130,169       $ 60,274       $ 43,010
                                   =========       ========       ========

A reconciliation of the Company's effective income tax rate to the statutory Federal rate follows:
                                        1995           1994           1993
Statutory Federal income tax rate       35.0 %         35.0 %         34.0 %
State and local income taxes             2.6            6.1            4.0
FSC income not taxed                    (1.3)          (3.0)          (2.7)
Foreign tax rate difference              1.0             .8            1.6
Foreign losses with no tax benefit                      1.5            3.0
Foreign tax credits                                     1.1             .2
Recognized loss carryforwards           (1.8)                         (3.4)
Impairment losses with no tax benefit                   9.0
Other                                    1.9            3.1            3.1
                                        ____           ____           ____
Effective income tax rate               37.4 %         53.6 %         39.8 %
                                        ====           ====           ====

                                  Page 13-21

    Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:

                                                       1995           1994
Postretirement benefits                            $ 45,965       $ 45,051
Other liabilities and reserves                       44,741         39,358
Long-term contracts                                   9,365          8,944
Operating loss carryforwards                         35,669         38,403
Foreign tax credit carryforwards                                     3,093
Valuation allowance                                  (8,867)       (11,035)
Depreciation                                        (59,892)       (57,848)
Acquisitions                                         (9,183)        (7,584)
Inventory                                             5,746          4,048
                                                   ________       ________
Net deferred tax asset (liability)                 $ 63,544       $ 62,430
                                                   ========       ========

Change in net deferred tax asset (liability):
Provision for deferred tax                         $ (1,232)      $ 34,438
Translation adjustment                                4,323          1,978
Acquisitions                                         (1,977)          (490)
                                                   ________       ________
Total change in net deferred tax                   $  1,114       $ 35,926
                                                   ========       ========

   At June 30, 1995, foreign subsidiaries had benefits for operating loss carryforwards of $35,669 for tax and $37,262 for financial reporting, most of which can be carried forward indefinitely. Currency adjustments offset the loss carryforward reductions in the valuation allowance.

   Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of certain international operations as those earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the eventual remittance of such earnings.

4.  EARNINGS PER SHARE

Earnings per share are computed using the weighted average number of shares of common stock outstanding during the year, adjusted for shares issued in acquisitions accounted for as poolings of interests and stock splits distributed to shareholders. Fully diluted earnings per share are not presented because such dilution is not material.

5.  INVENTORIES

Inventories valued on the last-in, first-out cost method are approximately 40% in 1995 and 1994 of total inventories. The current cost of these inventories exceeds their valuation determined on the LIFO basis by $138,974 in 1995 and $130,710 in 1994. Progress payments of $11,665 in 1995 and $11,429 in 1994 are netted against inventories.

                                  Page 13-22

6.  LINES OF CREDIT

At June 30, 1995, the Company had available $100,000 through a multi-currency unsecured revolving credit agreement with a group of banks, of which $47,447 was outstanding at June 30, 1995. The interest on this credit agreement, which expires October 1997, is based upon the type of debt advanced. The agreement also requires a facility fee equal to 1/10 percent of the commitment per annum. Covenants in the agreement include a limitation on the Company's debt to debt-equity ratio.

   The Company has other lines of credit, primarily short-term, aggregating $68,210, from various foreign banks, of which $37,397 is outstanding at June 30, 1995. Most of these agreements are reviewed annually.

   The Company is also authorized to sell up to $200,000 of short-term commercial paper notes, rated A-1 by Standard & Poor's and P-2 by Moody's. There were no commercial paper notes outstanding at June 30, 1995 or 1994.

7. DEBT

                                           June 30,    1995           1994
Domestic:
  Debentures and notes
    9.86%, due 1996-1997                          $   2,000      $   4,000
    9.6%, due 1996-1999                               7,428         10,286
    10.375%, due 1999-2018                          100,000        100,000
    9.75%, due 2002-2021                            100,000        100,000
  Variable rate debentures 4.15%, due 2010-2025      15,535
  Industrial revenue bonds
    2.05% to 4.71%, due 2002-2015                     4,660         25,121
  ESOP loan guarantee 8.49%, due 1996                13,468         25,697
Foreign:
  Bank loans, including revolving credit
    2.25% to 11.75%, due 1996-2006                   15,541         10,842
Other long-term debt, including capitalized leases    1,042          1,864
                                                  _________      _________
Total long-term debt                                259,674        277,810
Less long-term debt payable within one year          22,517         20,551
                                                  _________      _________
Long-term debt, net                               $ 237,157      $ 257,259
                                                  =========      =========

   Principal amounts of long-term debt payable in the five years ending June 30, 1996 through 2000 are $22,517, $7,927, $5,408, $6,836, and $6,166,
respectively.

   In November 1993, the Company used cash from operating activities to early-retire $100,000 of 9.45% debentures due November 1997 through 2016, resulting in an early redemption premium and write-off of deferred issuance costs totaling $4,207, which is net of applicable income taxes of $3,515. In addition, the Company early-retired $3,509 of 15.08% Australian debt due in 1995, resulting in early redemption premium of $316.

   Notes payable - Notes payable primarily represent short-term borrowings from foreign banks. The balance and weighted average interest rate at June 30, 1995 and 1994 were $74,855 and 6.6% and $6,422 and 7.6%, respectively.

                                  Page 13-23

   ESOP loan guarantee - During 1989, Parker established a leveraged Employee Stock Ownership Plan. A trust established under the plan borrowed $70,000, which is unconditionally guaranteed by the Company, to purchase 2.5 million shares of Parker-Hannifin common stock on the open market. The unpaid balance of the loan, due June 30, 1996, is recorded as Long-term debt and an equivalent amount, representing deferred compensation, is a deduction of Shareholders' equity.

   Lease Commitments - Future minimum rental commitments as of June 30, 1995, under noncancelable operating leases, which expire at various dates, are as follows: 1996-$22,598; 1997-$17,087; 1998-$11,703; 1999-$7,466; 2000-$4,758;
and after 2000-$16,061.

   Rental expense in 1995, 1994 and 1993 was $26,374, $21,470 and $30,897,
respectively.

8. FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of investments in cash, cash equivalents and long-term investments as well as obligations under notes payable and long-term debt. The carrying values for Cash and cash equivalents, Investments and other assets and Notes payable approximate fair value. The estimated fair value of the Company's Long-term debt (excluding leases) was estimated using discounted cash flow analyses based on the Company's current incremental borrowing rate for similar types of borrowing arrangements. The carrying value of this debt, $259,359 and $277,215 at June 30, 1995 and 1994, respectively, was estimated to have a fair value of $288,935 and $284,499, at June 30, 1995 and 1994, respectively.

   The Company has also entered into forward contracts with terms of one year or less which require the Company to exchange foreign currencies for 61,429 U.S. dollars and U.S. dollars for 1,137 British Pounds Sterling. These agreements would have resulted in a gain of $85 had they been settled by the Company at June 30, 1995. There were no forward contracts outstanding at June 30, 1994.

   The Company has an interest-rate swap agreement with a triple-A-rated counterparty covering a notional amount of $50,000, which expires in December, 1996. This agreement effectively changes the Company's interest rate exposure to the difference between a 5.079% fixed rate receivable and the six-month LIBOR rate payable at each December 1 and June 1 through maturity of the agreement. This agreement could have been settled for a payment of $623 and $2,278 at June 30, 1995 and 1994, respectively.

   The estimated amounts the Company would receive or pay to terminate the forward contracts and the interest rate swap agreement represent the fair value as determined by dealer quotes.

                                  Page 13-24

9.  SHAREHOLDERS' EQUITY AND OTHER STOCK-RELATED INFORMATION

                                        1995           1994           1993
COMMON SHARES
Balance July 1                     $  24,633      $  24,633      $  24,632
  Shares issued under stock option
    plans (1995 - 282,880;
    1994 - 129,801; 1993 - 22,496)
    less shares of stock for stock
    exchange (1995 - 190,556;
    1994 - 129,801; 1993 - 22,496)        46
  Shares issued (24,642,547) in
    connection with 3-for-2 stock
    split                             12,321
  Shares issued for prior year
    pooled acquisition /
    conversion of debentures               1                             1
                                   _________      _________      _________
Balance June 30                    $  37,001      $  24,633      $  24,633
                                   =========      =========      =========

ADDITIONAL CAPITAL
Balance July 1                     $ 165,942      $ 164,430      $ 164,041
  Shares issued under stock option
    plans, less shares of stock
    for stock exchange                 1,890          1,512            367
  Shares issued in connection with
    3-for-2 stock split              (12,321)
  Shares issued for purchase
    acquisition                        2,641
  Shares issued as restricted
    stock                                287
  Shares issued for prior year
    pooled acquisition /
    conversion of debentures              15                            22
                                   ---------      ---------      ---------
Balance June 30                    $ 158,454      $ 165,942      $ 164,430
                                   =========      =========      =========

RETAINED EARNINGS
Balance July 1                     $ 806,240      $ 806,033      $ 787,098
  Net income                         218,238         47,652         65,056
  Cash dividends paid on common
    shares, net of tax benefit of
    ESOP shares (1995 - $.68 per
    share; 1994 - $.65 per share;
    1993 - $.64 per share)           (49,961)       (47,445)       (46,121)
  Cash payments for fractional
    shares in connection with
    3-for-2 stock split                  (31)
                                   _________      _________      _________
Balance June 30                    $ 974,486      $ 806,240      $ 806,033
                                   =========      =========      =========

(Table continued on Page 13-26)
                                  Page 13-25

                                        1995           1994           1993

DEFERRED COMPENSATION RELATED TO ESOP DEBT
Balance July 1                     $ (25,697)     $ (36,764)     $ (46,767)
  Reduction of ESOP debt (Note 7)     12,229         11,067         10,003
                                   _________      _________      _________
Balance June 30                    $ (13,468)     $ (25,697)     $ (36,764)
                                   =========      =========      =========

TRANSLATION ADJUSTMENTS
Balance July 1                     $   2,538     $  (10,533)     $  24,201
  Translation adjustments (Note 11)   32,503         13,071        (34,734)
                                   _________      _________      _________
Balance June 30                    $  35,041     $    2,538      $ (10,533)
                                   =========      =========      =========

COMMON STOCK IN TREASURY
Balance July 1                     $  (7,305)    $ (14,899)      $ (19,186)
  Shares purchased at cost            (1,364)
  Shares issued under stock option
    plans (1995 - 230,234;
     1994 - 338,330;1993 - 190,961)    5,890         7,594           4,287
  Shares issued for purchase
    acquisition                        2,440
  Shares issued as restricted stock      339
                                   _________     _________       _________
Balance June 30                    $       0     $  (7,305)      $ (14,899)
                                   =========     =========       =========

   On April 13, 1995, the Board of Directors authorized a 3-for-2 split of the Company's common shares, paid June 2, 1995. All per share amounts in the financial statements and notes thereto have been restated to give effect to the 3-for-2 split. Historical share amounts have not been adjusted for the stock split with the exception of Options exercisable and Shares available for grant information in this footnote, data in Note 10 on shares held by the ESOP, and shares outstanding data on the eleven-year financial summary.

   The Company's stock option and stock incentive plans provide for the granting of incentive stock options and/or nonqualified options to officers and key employees to purchase shares of common stock at a price not less than 100% of the fair market value of the stock on the dates options are granted. All outstanding options are exercisable one year after the date of grant and expire no more than ten years after grant.

   Under the Company's 1993 Stock Incentive Plan, 19,444 shares of restricted stock were issued to certain key employees as interim payments under the Company's 1993-94-95 Long Term Incentive Plan (LTIP). Value of the payments was set as the market value of the Company's common stock on the date of issuance and totaled $534 or $27.50 per share. Shares were earned and awarded based upon attainment of criteria specified in the LTIP over the first two years of the 3-year Plan. Plan participants are entitled to cash dividends and to vote their respective shares, but the shares are restricted as to transferability for three years following issuance. The LTIP's final payout of 41,526 shares, accrued in 1995, will be issued in 1996.


                                  Page 13-26

   In addition, non-employee members of the Board of Directors have been given the opportunity to receive all or a portion of their fees in the form of restricted stock. These shares vest ratably, on an annual basis, over the term of office of the director. In 1995, 2,991 shares were issued in lieu of directors' fees.

   At June 30, 1995, the Company had 4,674,353 common shares reserved for issuance in connection with all these plans. Additional information as to shares subject to options is as follows:

                                   Shares Subject          Average Option
                                      To Options           Price Per Share
Outstanding June 30, 1993             2,134,126               $ 28.04
  Granted                                49,800                 40.25
  Exercised                            (468,031)                26.29
  Cancelled                             (34,132)                  --
                                      _________               _______
Outstanding June 30, 1994             1,681,763               $ 28.85
  Granted (pre-split)                   454,200                 44.79
  Exercised (pre-split)                (370,514)                29.22
  Additional shares for split           876,131                   --
  Exercised (post-split)               (142,600)                19.75
  Cancelled                             (14,287)                  --
                                      _________               _______
Outstanding June 30, 1995             2,484,693               $ 22.05
                                      =========               =======

Options exercisable and shares available for future grant were:

                              June 30,     1995                  1994
Options exercisable                   1,808,643             2,447,945
Shares available for grant            2,189,660             2,174,840

   The Company derives a tax deduction measured by the excess of the market value over the option price at the date nonqualified options are exercised. The related tax benefit is credited to additional capital. The Company makes no charges against capital with respect to options granted.

10.  RETIREMENT BENEFITS

Pensions -- The Company has noncontributory defined benefit pension plans covering eligible employees, including certain employees in foreign countries. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat-dollar amounts and years of service. The Company also has contractual arrangements with certain key employees which provide for supplemental retirement benefits. In general, the Company's policy is to fund these plans based on legal requirements, tax considerations, local practices and investment opportunities. The Company also sponsors defined contribution plans and participates in government-sponsored programs in certain foreign countries.

                                  Page 13-27

   Pension costs for all plans were $17,246, $10,850 and $14,649 for 1995, 1994 and 1993, respectively. Pension costs were reduced in 1994 by curtailment gains of $1,899 for the Metal Bellows divestiture. Pension costs for all defined benefit plans accounted for using SFAS No. 87, Employers' Accounting for Pensions, are as follows:

                                        1995           1994           1993
Service cost-benefits earned
  during the period                 $ 18,801       $ 16,889       $ 16,776
Interest cost on projected benefit
  obligation                          37,929         34,330         31,564
Actual return on assets              (77,321)        (3,088)       (46,181)
Net amortization and deferral         35,665        (38,364)        11,524
                                    ________       ________       ________
Net periodic pension costs          $ 15,074       $  9,767       $ 13,683
                                    ========       ========       ========

   For domestic plans, the weighted average discount rates and the rates of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 8% and 5%, respectively, at June 30, 1995 and 1994. The expected long-term rate of return on assets was 9% at June 30, 1995 and 1994. For the principal foreign plans located in the United Kingdom and Germany, the weighted average discount rates used were 8% and 7%, respectively, at June 30, 1995 and 7.5% and 7%, respectively, at June 30, 1994 and the rates of increase in future compensation used were 6% and 4.5%, respectively, at June 30, 1995 and 5.5% and 4.5%, respectively, at June 30, 1994. The rates of return on assets used in the United Kingdom and Germany were 8.5% and 7%, respectively, at June 30, 1995 and 1994.

   The following tables set forth the funded status of all the plans accounted for under SFAS No. 87 and the amounts recognized in the Company's consolidated balance sheet:
                                         Assets Exceed Accumulated Benefits
                                                        1995           1994
Actuarial present value of benefit obligations:
  Vested benefit obligation                       $ (371,240)    $ (319,733)
                                                  ==========     ==========
  Accumulated benefit obligation                  $ (380,902)    $ (330,657)
                                                  ==========     ==========
  Projected benefit obligation                    $ (437,653)    $ (388,478)
Plan assets at fair value                            507,015        434,951
                                                  __________     __________
Projected benefit obligation less than plan assets    69,362         46,473
Unrecognized net (gain) or loss                       (6,415)         9,258
Unrecognized prior service cost                       12,033         11,409
Unrecognized net (asset) obligation                  (23,700)       (26,977)
                                                  __________     __________
Prepaid pension cost (pension liability)
  recognized                                      $   51,280     $   40,163
                                                  ==========     ==========

                                  Page 13-28

                                         Accumulated Benefits Exceed Assets
                                                        1995           1994
Actuarial present value of benefit obligations:
  Vested benefit obligation                       $  (73,642)    $  (60,322)
                                                  ==========     ==========
  Accumulated benefit obligation                  $  (83,387)    $  (67,402)
                                                  ==========     ==========
  Projected benefit obligation                    $  (99,537)    $  (77,353)
Plan assets at fair value                             17,440         15,682
                                                  __________     __________
Projected benefit obligation in excess of
  plan assets                                        (82,097)       (61,671)
Unrecognized net (gain) or loss                        3,937          1,809
Unrecognized prior service cost                        4,883          1,299
Unrecognized net (asset) obligation                    2,900          3,056
                                                  __________     __________
Prepaid pension cost (pension liability)
  recognized                                      $  (70,377)    $  (55,507)
                                                  ==========     ==========

   The majority of the underfunded plans relate to foreign and supplemental executive plans.

   The plans' assets consist primarily of listed common stocks, corporate and government bonds, and real estate investments. At June 30, 1995 and 1994, the plans' assets included Company stock with market values of $12,844 and $10,068, respectively.

   Employee Savings Plan -- During 1989, the Company established a leveraged Employee Stock Ownership Plan (ESOP) as part of its existing savings and investment 401(k) plan, which is available to eligible domestic employees. Parker-Hannifin common shares, within the ESOP, are used to match contributions made by employees to the savings plan up to a maximum of 5% of an employee's annual compensation.
                                        1995           1994           1993
Allocated shares                   4,156,716      3,671,907      3,280,128
Committed to be released              44,365         12,267          7,395
Unreleased shares                    562,178      1,117,098      1,659,522
                                   _________      _________      _________
Total shares held by the ESOP      4,763,259      4,801,272      4,947,045
                                   =========      =========      =========

   Company contributions to the ESOP, recorded as compensation and interest expense, were $17,106 in 1995, $15,764 in 1994 and $15,217 in 1993. The
interest expense portion (interest on ESOP debt) was $1,910 in 1995, $2,848 in 1994 and $3,764 in 1993. Dividends earned by the unallocated shares and interest income within the ESOP are used to service the ESOP debt. These were $793 in 1995, $1,059 in 1994 and $1,368 in 1993.

   Other Postretirement Benefits--The Company provides postretirement medical and life insurance benefits to certain retirees and eligible dependents. Most plans are contributory, with retiree contributions adjusted annually. The plans are unfunded and pay stated percentages of covered medically necessary expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. For most plans, the

                                  Page 13-29

Company has established cost maximums to more effectively control future medical costs. The Company has reserved the right to change or eliminate these benefit plans. Postretirement benefit costs included the following components:
                                        1995           1994           1993
Service cost-benefits attributed to
  service during the period         $  3,598       $  3,414       $  3,767
Interest cost on accumulated
  postretirement benefit obligations   9,638          9,656          9,009
Net amortization and deferral             72            364           (125)
                                    ________       ________       ________
Net periodic postretirement
  benefit costs                     $ 13,308       $ 13,434       $ 12,651
                                    ========       ========       ========

   The following table reconciles the plans' combined funded status to amounts recognized in the Company's consolidated balance sheet:
                                                        1995           1994
Accumulated postretirement benefit obligation:
   Retirees                                       $  (68,452)    $  (61,488)
   Fully eligible active plan participants           (26,602)       (27,532)
   Other active plan participants                    (34,373)       (39,026)
   Unrecognized (gain) loss                              316          6,976
   Unrecognized prior service cost                       606            754
                                                  __________     __________
Accrued postretirement benefit costs              $ (128,505)    $ (120,316)
                                                  ==========     ==========

   For measurement purposes, an 11% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 1996. The rate was assumed to decrease gradually to 6% by 2007 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of June 30, 1995 by $5,910, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $421. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8% at June 30, 1995 and 1994.

   Other -- In 1995 the Company established nonqualified deferred compensation programs which permit officers, directors and certain management employees to annually elect (via individual contracts) to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. Deferred compensation expense was $2,530 in 1995.

   The Company has invested in corporate-owned life insurance policies to assist in funding these programs. The cash surrender value of these policies are in an irrevocable rabbi trust and are recorded as assets of the Company.

                                  Page 13-30

11.  FOREIGN OPERATIONS

The Company's major foreign operations are located in Germany, the United Kingdom, Brazil, France, and Italy. Their business activities are conducted principally in their local currency. Net transaction and translation adjustments reduced Net income in 1995, 1994 and 1993 by $195, $382 and $2,218, respectively. Such amounts are net of the tax benefits from monetary corrections for inflation and exclude the effect on Cost of sales resulting from valuing inventories at acquisition cost since sales price increases in each year more than offset this effect.

   Net sales, Income before income taxes (and before extraordinary item in 1994) and Net income include the following amounts from foreign operations:

                                        1995           1994           1993

Net sales                          $ 932,886      $ 588,098      $ 616,717
                                   =========      =========      =========
Income before income taxes            92,256        (17,070)       (25,804)
                                   =========      =========      =========
Net income                            63,514        (14,594)       (17,468)
                                   =========      =========      =========

   Net assets of foreign operations at June 30, 1995 and 1994 amounted to $601,142 and $416,756, respectively.

   Accumulated undistributed earnings of foreign operations reinvested in their operations amounted to $100,550, $38,938, and $58,101, at June 30, 1995, 1994 and 1993, respectively.

12.  RESEARCH AND DEVELOPMENT

Research and development costs amounted to $74,129 in 1995, $64,518 in 1994, and $60,054 in 1993. Customer reimbursements included in the total cost for each of the respective years were $21,202, $22,640 and $16,648. Costs include those costs related to independent research and development as well as customer reimbursed and unreimbursed development programs.

13. CONTINGENCIES

The Company is involved in various litigations arising in the normal course of business, including proceedings based on product liability claims, workers' compensation claims and alleged violations of various environmental laws. The Company is self-insured in the U.S. for health care, workers' compensation, general liability and product liability up to predetermined amounts, above which third party insurance applies. The Company purchases third party product liability insurance for products manufactured by its international operations and for products that are used in aerospace applications. Management regularly reviews the probable outcome of these proceedings, the expenses expected to be incurred, the availability and limits of the insurance coverage, and the established accruals for uninsured liabilities. While the outcome of pending proceedings cannot be predicted with certainty, management believes that any liabilities that may result from these proceedings are not reasonably likely to have a material effect on the Company's liquidity, financial condition or results of operations.

                                  Page 13-31

Environmental - The Company is currently involved in environmental remediation at 22 manufacturing facilities presently or formerly operated by the Company and has been named as a "potentially responsible party", along with other companies, at 12 off-site waste disposal facilities.

   As of June 30, 1995, the Company has a reserve of $11,364 for environmental matters which are probable and reasonably estimable. This reserve is recorded based upon the best estimate of net costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities, the amount of the Company's liability in proportion to other responsible parties and any recoveries receivable. This reserve is net of $802 for discounting at an 8% annual rate a portion of the costs at 7 locations for established treatment procedures required over periods ranging from 7 to 20 years. The Company also has an account receivable of $533 for anticipated insurance recoveries.

   The Company's estimated total liability for the above mentioned sites ranges from a minimum of $10,698 to a maximum of $27,051. The actual costs to be incurred by the Company will be dependent on final delineation of contamination, final determination of remedial action required, negotiations with federal and state agencies with respect to cleanup levels, changes in regulatory requirements, innovations in investigatory and remedial technology, effectiveness of remedial technologies employed, the ultimate ability to pay of the other responsible parties and any insurance recoveries.

                                  Page 13-32

Report of Management

The Company's management is responsible for the integrity and accuracy of the financial information contained in this annual report. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and that the other information in this annual report is consistent with those statements. In preparing the financial statements, management makes informed judgments and estimates where necessary to reflect the expected effects of events and transactions that have not been completed.
   Management is also responsible for maintaining an internal control system designed to provide reasonable assurance at reasonable cost that assets are safeguarded against loss or unauthorized use and that financial records are adequate and can be relied upon to produce financial statements in accordance with generally accepted accounting principles. The system is supported by written policies and guidelines, by careful selection and training of financial management personnel and by an internal audit staff which coordinates its activities with the Company's independent accountants. To foster a strong ethical climate, the Parker Hannifin Code of Ethics is publicized throughout the Company. This addresses, among other things, compliance with all laws and accuracy and integrity of books and records. The Company maintains a systematic program to assess compliance.
   Coopers & Lybrand L.L.P., independent accountants, are retained to conduct an audit of Parker Hannifin's financial statements in accordance with generally accepted auditing standards and to provide an independent assessment that helps ensure fair presentation of the Company's financial position, results of operations and cash flows.
   The Audit Committee of the Board of Directors is composed entirely of outside directors. The committee meets periodically with management, internal auditors and the independent accountants to discuss internal accounting controls and the quality of financial reporting. Financial management, as well as the internal auditors and the independent accountants, have full and free access to the Audit Committee.


Duane E. Collins                    Michael J. Hiemstra

Duane E. Collins                    Michael J. Hiemstra
President and                       Vice President -
Chief Executive Officer             Finance and Administration

                                  Page 13-33

Report of Independent Accountants

To the Shareholders and Board of Directors
Parker Hannifin Corporation


We have audited the accompanying consolidated balance sheet of Parker Hannifin Corporation and its subsidiaries at June 30, 1995 and 1994, and the related consolidated statements of income and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Parker Hannifin Corporation and its subsidiaries at June 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1995 in conformity with generally accepted accounting principles.


Coopers & Lybrand L.L.P.

Cleveland, Ohio
August 3, 1995

                                  Page 13-34

FIVE-YEAR FINANCIAL SUMMARY
(Dollars in thousands, except per share amounts)

                                                           1995      1994 (a)        1993      1992 (b)        1991
Net sales                                           $ 3,214,370  $ 2,576,337  $ 2,489,323  $ 2,375,808  $ 2,440,815
Cost of sales                                         2,448,264    2,053,376    2,004,955    1,925,800    1,977,381
Selling, general and administrative expenses            384,581      302,668      310,765      282,861      289,535
Provision for business restructuring activities                       18,773       22,879       14,798       14,350
Impairment of long-term assets                                        35,483
Interest expense                                         30,922       37,832       47,056       52,190       59,369
Interest and other income, net                           (2,335)      (3,879)      (5,457)      (6,380)      (5,973)
Loss (gain) on disposal of assets                         4,531       19,635        1,059        1,148        2,685
Income taxes                                            130,169       60,274       43,010       41,912       44,300
Income - continuing operations                          218,238       52,175       65,056       63,479       59,168
Income before extraordinary item and cumulative
  effect of changes in accounting principles            218,238       52,175       65,056       63,479       59,168
Net income                                              218,238       47,652       65,056       11,218       59,168
Earnings per share - continuing operations                 2.96          .71          .89          .88          .82
Earnings per share before extraordinary item
  and cumulative effect of changes in
  accounting principles                                    2.96          .71          .89          .88          .82
Earnings per share                                  $      2.96  $       .65  $       .89  $       .15  $       .82
Average number of shares outstanding (thousands)         73,717       73,107       72,710       72,429       72,422
Cash dividends per share                            $       .68  $       .65  $       .64  $       .62  $       .61
Cash dividends paid                                 $    49,961  $    47,445  $    46,121  $    44,382  $    43,415
Net income as a percent of net sales                        6.8%         1.8%         2.6%         0.5%         2.4%
Return on average assets                                   10.3%         2.5%         3.3%         0.6%         3.0%
Return on average equity                                   20.2%         5.0%         7.0%         1.2%         6.3%
Book value per share                                $     16.10  $     13.16  $     12.80  $     12.86  $     13.05
Current assets                                        1,246,382    1,031,308    1,056,443    1,055,776    1,019,019
Current liabilities                                     652,621      504,444      468,254      383,603      369,545
Working capital                                     $   593,761  $   526,864  $   588,189  $   672,173  $   649,474
Ratio of current assets to current liabilities              1.9          2.0          2.3          2.8          2.8
Plant and equipment, net continuing                 $   815,771  $   717,300  $   736,056  $   752,490  $   757,937
Plant and equipment, net discontinued
Total assets                                          2,302,209    1,925,744    1,963,590    1,958,120    1,920,697
Long-term debt                                          237,157      257,259      378,476      446,974      476,586
Shareholders' equity                                $ 1,191,514  $   966,351  $   932,900  $   934,019  $   943,475
Debt to debt-equity percent                                21.9%        22.7%        33.3%        34.0%        35.4%
Depreciation continuing                             $   110,527  $   106,546  $   109,673  $   102,628  $    98,919
Capital expenditures continuing                     $   151,963  $    99,914  $    91,484  $    84,955  $   112,047
Number of employees                                      30,590       26,730       25,646       26,669       27,793
Number of shareholders                                   35,629       29,625       30,414       30,836       32,812
Number of shares outstanding at year-end (thousands)     74,002       73,410       72,902       72,614       72,308

(a)  Includes an extraordinary item for the early retirement of debt.
(b) Includes the cumulative effect of changes in accounting principles for SFAS No. 106, Employer's Accounting for Postretirement Benefits Other than Pensions and SFAS No. 109, Accounting for Income Taxes.

                                  Page 13-35