Form 10-K, Exhibit 13
period 1996-06-30
PARKER HANNIFIN CORP
filed 1996-10-01
CIK 76334

Exhibit (13)* to Report
                               on Form 10-K for Fiscal
                              Year Ended June 30, 1996
                           by Parker-Hannifin Corporation



Excerpts from Annual Report to Shareholders for the fiscal year ended June 30, 1996.



              *Numbered in accordance with Item 601 of Regulation S-K.

MANAGEMENT'S DISCUSSION & ANALYSIS AND FINANCIAL STATEMENTS

DISCUSSION OF STATEMENT OF INCOME

THE CONSOLIDATED STATEMENT OF INCOME summarizes Parker's operating performance over the last three years.

   NET SALES of $3.59 billion for fiscal 1996 were 11.6 percent higher than $3.21 billion in 1995. Acquisitions contributed nearly 60 percent of this increase. North American Industrial operations experienced strong growth in the semiconductor and telecommunications markets, but this was partially offset by a slow-down in the heavy-duty truck market. International Industrial operations experienced a soft economy in Europe during 1996 following stronger performance in 1995. Latin America struggled with a weak economy, but Asia Pacific continued to demonstrate strong growth during 1996. Aerospace operations experienced strong growth during 1996 as gains were made in both original equipment and maintenance, repair and overhaul markets.
   Acquisitions contributed nearly one-fourth of the 1995 increase of 24.8 percent over 1994. During 1995 the North American Industrial operations experienced strong demand in the heavy-duty truck, industrial machinery, construction and farm equipment, semi-conductor, mobile, and telecommunications markets. International Industrial operations experienced significant growth, as much of Europe and Latin America recovered from recessions. Aerospace markets were flat in 1995 compared to 1994, as lower spending for military aircraft and a slumping commercial airline industry continued.
   The Company is anticipating double-digit growth for the next year. Industrial markets are expected to stay relatively flat, but acquisitions will contribute to the Company's growth. Aerospace markets are expected to continue to show strong growth. With the additional aerospace product lines from the Abex NWL acquisition, and a presence on virtually every significant current commercial and military aircraft program, the Company is very optimistic about the future of its Aerospace business.

   NET INCOME of $239.7 million for 1996 was 9.8 percent higher than 1995. Net income of $218.2 million for 1995 was 358.0 percent higher than income of $47.7 million in 1994. Income for 1994 was reduced by $56.5 million, primarily for the reduction in book value of certain long-term assets, downsizing and relocation activities.

   EXTRAORDINARY ITEM - extinguishment of debt of $4.5 million in 1994 was due to redemption premiums and deferred issuance costs related to the early-retirement of $100.0 million of 9.45 percent debentures and $3.5 million of Australian long-term bearer bonds. See Note 7 for further description.

                                Page 13-1

   INCOME BEFORE EXTRAORDINARY ITEM as a percentage of sales was 6.7 percent in 1996, down slightly from 6.8 percent in 1995, but up from 2.0 percent in 1994. A summary of the changes follows:
                                              ...% to Sales Change...
(Decrease) Increase in Income                   1996-95    1995-94
Gross profit                                       (.7)        3.5
Selling, general & admin. expenses                  .1         (.3)
Provision for business restructuring activities                 .7
Impairment of long-term operating assets                       1.4
Interest expense                                                .5
Loss on disposal of assets                          .1          .7
Other                                               .2
Income taxes                                        .2        (1.7)
Income before extraordinary item                   (.1)        4.8

   GROSS PROFIT MARGIN was 23.1 percent in 1996 compared to 23.8 percent in 1995 and 20.3 percent in 1994. Acquisitions contributed to the margin decline in 1996 as the newly acquired operations contributed lower margins and the Company incurred one-time integration costs. In addition, as the mix of products and volume levels changed, certain business units within the Industrial operations adjusted inventory levels and production schedules to meet new levels of demand. Despite lower margins contributed by an acquisition, Aerospace operations improved margins in 1996 due to a better product mix, and higher volume which allowed better absorption of fixed costs.
   Higher production levels in 1995 in the Industrial operations provided increased margins and better absorption of fixed costs in that year. Despite level sales volume, the Aerospace operations improved margins during 1995 by taking advantage of efficiencies resulting from previous reorganizations. The benefits of prior years' restructuring activities are being realized in the margin returns of all operations and are expected to continue to benefit future years as well.

   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES as a percent of sales decreased to 11.9 percent, from 12.0 percent in 1995, but increased from the
11.7 percent in 1994. As volume increased in 1996 these expenses remained relatively even, except for additional expense from acquisitions. Also, selling expenses increased in 1996 as new sales offices were opened and marketing efforts were increased within International markets.
   Acquisitions contributed to the increase in 1995 with an average selling, general and administrative expense rate of 17.1 percent of sales. In addition, the Company incurred higher sales-promotion expenses and higher incentive compensation based on increased sales and earnings.

   PROVISION FOR BUSINESS RESTRUCTURING ACTIVITIES in 1994 was the result of actions aimed at reducing costs and included downsizing, plant closings and relocations, and write-offs of related capital assets. These actions reduced overhead charges in 1996 and 1995, and should continue to benefit future periods.
   The Industrial Segment incurred restructuring charges of $12.3 million in 1994. The North American Industrial operations incurred restructuring charges of $5.4 million, which primarily involved the relocation or consolidation of higher-cost and under-utilized facilities. Severance charges of $1.2 million were recorded for the reduction of 51 employees in 1994 and the reduction of an additional 107 employees in 1995 and 1996. Due to a management decision to sell a facility rather than relocate it, 44 of the employees were not terminated and a portion of the previous provision was reversed to income in 1995. International's restructuring charges of

                                Page 13-2

$6.9 million in 1994 were primarily for severance costs for 159 employees (106 employees in 1994 and the remainder in 1995) and the consolidation of under-utilized facilities. These activities have been completed and only minor reserves remain for settlement of severance issues.
   The Aerospace operations incurred restructuring costs of $6.5 million in 1994. These charges included a workforce reduction of 597 employees (296 in 1994, 159 in 1995 and 24 in 1996) and relocation costs for three facilities which resulted in lower costs and enhanced capacity utilization. Due to a change in the outlook for several product lines, 118 of the employees to be terminated were maintained and a minor adjustment was recorded to income in 1995.
   By June 30, 1996, the majority of the Company's restructuring activities were completed and reserves were utilized with only minor adjustments to income for the reversal of unnecessary reserves.

   IMPAIRMENT OF LONG-TERM OPERATING ASSETS of $35.5 million in 1994 includes $28.9 million related to the write-down of goodwill and certain permanently impaired assets of the continuing operations of the Aerospace heat-transfer components product line. This product line was purchased during a period of heavy defense spending in 1987 and the related goodwill was being amortized over 40 years. However, with the completion of major contracts and the decline of aerospace markets, future cash flows are now estimated to be less than the carrying value of the related assets. Accordingly, the assets were written down to their recoverable value. While the effect of this charge had no cash impact, it reduced amortization and depreciation expenses $1.6 million per year. The remaining impairment charges related primarily to certain machinery and equipment used in operations in unprofitable product lines in Brazil and Germany. Since future cash flows of these product lines were anticipated to be less than the carrying value of the related assets, the machinery and equipment for these product lines were written down to their estimated recoverable value. The effect of these charges had no cash impact but reduced depreciation expense $.7 million per year.

   INTEREST EXPENSE increased by $5.7 million in 1996 after a reduction of $6.9 million in 1995. The interest expense reflects the level of debt outstanding. During 1996 additional debt was incurred to finance several acquisitions.

   INTEREST AND OTHER INCOME, NET increased to $8.5 million in 1996 from $2.3 million in 1995 and $3.9 million in 1994. The increase in 1996 was primarily due to additional interest income and income from several minor Corporate investments.

   LOSS ON DISPOSAL OF ASSETS was $2.0 million in 1996 as compared to $4.5 million in 1995 and $19.6 million in 1994. The decrease in 1996 is due to fewer costs for facility relocations and a gain on the sale of a division. In 1994, $14.7 million was related to the impairment of idle properties. These properties became idle due to downsizing activities and the assets were written-down to their estimated recoverable value based on current markets. The 1994 loss on disposal of assets was also affected by a charge of $1.3 million for the estimated net loss on the sale of the Metal Bellows operations. Losses on the disposal of assets from plant consolidations are included in the Provision for business restructuring activities in 1994.

   INCOME TAXES decreased to an effective rate of 36.0 percent in 1996 as compared to 37.4 percent in 1995 and 53.6 percent in 1994. The reduction in the rate for 1996 was the result of foreign tax credit benefits and a

                                Page 13-3
reduction in the effective state tax rate. The 1995 decrease was primarily due to the unusually high effective rate in 1994 from receiving no federal or state tax benefit for the charge taken to write down goodwill, and due to the use of net operating loss carryforwards in the U.K. and Brazil. Profits were higher-than-expected in these countries because of the International industrial recovery in 1995.


DISCUSSION OF BALANCE SHEET

THE CONSOLIDATED BALANCE SHEET shows the Company's financial position at year end, compared with the previous year end. This statement provides information to assist in assessing factors such as the Company's liquidity and financial resources.
   The current ratio at June 30, 1996 dropped slightly from the ratio at June 30, 1995.
       Working Capital (millions)       1996       1995
       Current Assets                $ 1,402    $ 1,246
       Current Liabilities               767        653
       Working Capital                   635        593
       Current Ratio                     1.8        1.9

  ACCOUNTS RECEIVABLE are primarily due from customers for sales of product ($490.9 million at June 30, 1996, compared to $426.3 million at June 30,
1995). The current year increase in accounts receivable, as a result of acquisitions, was partially offset by decreases caused by currency rate changes and the collection of an income tax receivable during the year. Days sales outstanding for the Company increased slightly over 1995.

  INVENTORIES were $707.2 million at June 30, 1996, compared to $625.9 million a year ago. This increase in inventories, primarily due to acquisitions, was mostly within Work in process. Currency rate changes partially offset the overall increase. Months supply of inventory on hand at June 30, 1996 remained the same as the prior year.

   DEFERRED INCOME TAXES included in current assets increased by $19.6 million primarily due to acquisitions.

   PLANT AND EQUIPMENT, net of accumulated depreciation, increased $176.0 million in 1996 as a result of significant capital expenditures and additions from acquisitions.

   INVESTMENTS AND OTHER ASSETS increased $45.7 million in 1996 primarily as a result of increased long-term pension assets, mostly from acquisitions.

   EXCESS COST OF INVESTMENTS OVER NET ASSETS ACQUIRED increased $210.8 million in 1996 as a result of acquisitions. The additional excess cost of investments in 1996 is being amortized over 15 years.

   ACCOUNTS PAYABLE, TRADE increased $9.4 million in 1996 due to current-year acquisitions and increases within the Aerospace segment due to volume increases. These increases were partially offset by decreases within the Industrial North American operations.

   ACCRUED PAYROLLS AND OTHER COMPENSATION increased $17.9 million in 1996 primarily as a result of acquisitions and incentive plans based on sales and earnings.

                                Page 13-4

   OTHER ACCRUED LIABILITIES increased $7.7 million in 1996 as a result of acquisitions. The increase from acquisitions was partially offset by decreases in reserves for closing facilities and the current pension accruals.

  NOTES PAYABLE AND LONG-TERM DEBT increased a total of $279.1 million in 1996 primarily due to cash needed for acquisitions. See the Cash Flows From Financing Activities section on page 13-6 for further discussion.
   It is the Company's goal to maintain no less than an "A" rating on senior debt to ensure availability and reasonable cost of external funds. To meet this objective, the Company has established the financial goal of maintaining a ratio of debt to debt-equity of 30 to 33 percent. The calculation of the debt to debt-equity ratio at June 30, 1995 includes the Company's previous loan guarantee to the trust established by the Company for the Employee Stock Ownership Plan (ESOP) as described more fully in
Note 7. This loan was paid as of June 30, 1996.

    Debt to Debt-Equity Ratio (millions)         1996      1995
    Debt                                       $  614    $  335
    Debt & Equity                               1,998     1,526
    Ratio                                        30.7%     21.9 %

   Excluding the effect of the ESOP loan guarantee on both Long-term debt and Shareholders' equity, the debt to debt-equity ratio at June 30, 1995 was
21.0 percent.
   In fiscal 1997 no additional borrowings are anticipated to be used for the stock repurchase program, capital investments, or working capital purposes, but may be utilized for acquisitions.

   PENSIONS AND OTHER POSTRETIREMENT BENEFITS increased $65.3 million to $253.6 million in 1996, primarily due to acquisitions. These costs are explained further in Note 10 to the Consolidated Financial Statements.

   OTHER LIABILITIES increased $9.1 million in 1996 primarily due to acquisitions.


DISCUSSION OF CASH FLOWS

THE CONSOLIDATED STATEMENT OF CASH FLOWS reflects cash inflows and outflows from the Company's operating, investing and financing activities.
   Cash and cash equivalents remained the same in 1996 after decreasing $17.8 million in 1995 and $78.4 million in 1994. The major components of these changes in cash flows are as follows:

   CASH FLOWS FROM OPERATING ACTIVITIES -- The Company's largest source of cash continues to be net cash provided by operating activities. Net cash provided by operating activities in 1996 was $338.0 million, a year-to-year increase of $97.9 million, over $240.1 million in 1995. The most significant contribution to operating cash in 1996, as in 1995, was Net income, which increased $21.4 million in 1996. Accounts receivable provided cash of $8.7 million in 1996 compared to using $53.1 million cash in 1995. Inventories increased in 1996 as a result of increased volume, using cash of $15.0 million. This was much less than the use of $85.8 million cash for inventory increases in 1995. Accounts payable, trade used cash of $15.5 million in 1996 as compared to providing cash of $29.7 million in 1995. Net income for 1995 provided $170.6 more cash than in 1994, but the charge for the impairment of long-term assets in 1994 ($52.4 million) did not require

                                Page 13-5
the use of cash. Increased volume caused Accounts receivable and Inventories to increase, using $138.8 million cash in 1995 compared to $34.1 million in 1994. Accounts payable in 1995 contributed cash of $29.7 million compared to $58.5 million in 1994.
   Cash paid for income taxes was $135,380 in 1996, $123,590 in 1995 and $71,375 in 1994.

   CASH FLOWS FROM INVESTING ACTIVITIES -- The most significant use of cash in 1996 was for Acquisitions. Cash used for Acquisitions was $365.6 million in 1996; $126.7 million in 1995 and $39.4 million in 1994. Acquisition amounts shown represent the net assets of the acquired companies at their respective acquisition dates and consist of the following:

   (In thousands)                           1996      1995       1994
   Assets acquired:
   Accounts receivable                 $  70,916 $  31,160   $  2,906
   Inventories                            77,582    30,528      6,278
   Prepaid expenses                        1,459       774      2,146
   Deferred income taxes                  18,942       149        256
   Plant & equipment                     124,222    57,613     10,299
   Other assets                          247,388    53,679     22,539
                                         540,509   173,903     44,424
   Liabilities assumed:
   Notes payable                          13,256     4,180
   Accounts payable                       26,880    11,680      1,260
   Accrued payrolls                       10,377     3,823      1,977
   Accrued taxes                          11,620     5,641        204
   Other accrued liabilities              47,820     8,053      1,222
   Long-term debt                          8,235    10,772        375
   Pensions and other postretirement
       benefits                           49,798     1,243
   Other liabilities                       6,900     1,798        (60)
                                         174,886    47,190      4,978
   Net assets acquired                 $ 365,623 $ 126,713   $ 39,446

   Capital expenditures, another principal use of long-term funds, increased to $201.7 million in 1996, demonstrating the Company's commitment to efficient manufacturing technology. Financing for future capital expenditures and acquisitions are expected to come primarily from internally generated cash flows. Proceeds from dispositions of business provided $13.7 million cash in 1994.

   CASH FLOWS FROM FINANCING ACTIVITIES -- In 1996 the Company increased its outstanding borrowings by a net total of $273.2 million compared to an increase of $43.3 million in 1995 and a reduction of $172.3 million in 1994. Borrowings in both 1996 and 1995 were primarily to fund acquisitions. During 1996 the Company registered $400,000 of debt securities for future issuance. In May 1996, $100,000 of 15-year debentures were issued. In June 1996, an additional $95,000 of medium-term notes were issued. The remaining increase in borrowings was primarily through the utilization of commercial paper notes which have been classified as long-term because the intention of management is to continue to utilize these notes beyond the next year.
In 1994 payments of long-term borrowings were primarily the early-retirement of $100.0 million of debentures, the retirement of $35.1 million in foreign bearer bonds and the elimination of certain foreign bank loans.
   Proceeds from common share activity is primarily from the exercise of stock options and common shares issued for an acquisition in 1995.
Dividends have been paid for 184 consecutive quarters, including a yearly

                                Page 13-6
increase in dividends for the last 40 fiscal years. The current annual dividend rate is $.72 per share.
   Cash paid for interest, net of capitalized interest, was $35,554 in 1996, $29,573 in 1995 and $34,221 in 1994. Noncash financing activities included the reduction in principal of the ESOP debt guarantee, which amounted to $13,468 in 1996, $12,229 in 1995 and $11,067 in 1994.
   In summary, based upon the Company's past performance and current expectations, management believes that the cash flows generated from future operating activities, combined with the Company's worldwide financial capabilities, will provide adequate funds to support planned growth and continued improvements in Parker's manufacturing facilities and equipment.


DISCUSSION OF BUSINESS SEGMENT INFORMATION

THE BUSINESS SEGMENT INFORMATION presents sales, operating income and assets by the principal industries and geographic areas in which Parker's various businesses operate.

INDUSTRIAL SEGMENT
                                            1996    1995    1994
  Operating income as a percent of sales    12.4%   13.6%    9.2%
  Return on average assets                  18.3%   22.3 %  13.9%

   Sales for the Industrial segment increased 10.1 percent in 1996 and 31.3 percent in 1995. Sales for the North American operations increased to a record $2.0 billion in 1996, 7.4 percent over 1995, following 1995's increase of 20.9 percent over 1994. One-half of the 1996 increase and one-fifth of the 1995 increase were due to acquisitions. The 1996 growth was primarily within the telecommunication and semi-conductor markets as new products were introduced and the markets themselves expanded. This growth was offset by reduced demand within the heavy-duty truck market which had reached record-level volume in 1995. The increase in 1995 occurred within the heavy-duty truck, industrial machinery, construction and farm equipment, mobile, and telecommunications markets. Many indicators predict slow growth in the North American markets within the year, however the Company expects to again increase sales in 1997 through the benefit of acquisitions and continuing success in gaining market share.
   International Industrial sales increased to a record $989.4 million,
15.9 percent over 1995, after a 1995 increase of 61.1 percent over 1994. Three-fourths of the 1996 increase and one-fourth of the 1995 increase were attributable to acquisitions. Without the effects of acquisitions and currency rate changes, sales for 1996 would have increased approximately
3.5 percent and sales for 1995 would have increased more than 30 percent over the prior year. Sales growth in Europe moderated throughout 1996 after a strong recovery and peak performance in 1995. Latin American operations suffered through a weakened economy throughout 1996, but fourth quarter results began to show signs of improvement. The Company continued to experience significant growth in Asia Pacific in 1996, as in 1995. With moderate growth in Europe and Latin America, increases from acquisitions, and strong growth in the Asia Pacific markets, the Company anticipates an improvement in the International Industrial operations in 1997.
   Backlog for the Industrial Segment was $464.6 million at June 30, 1996, compared to $441.2 million at the end of the prior period. This increase, the result of acquisitions, was partially offset by decreases within both the North American and International operations. Backlog was $328.9 million at June 30, 1994.
   Operating income for the segment increased less than 1 percent in 1996

                                Page 13-7
following a 94.3 percent increase in 1995. North American operations improved 5.7 percent. International operations however, decreased 15.7 percent from 1995. Recent acquisitions contributed lower margins primarily within International, but also within North America, because of the integration costs incurred without the benefit of synergies yet to be realized. The changing product mix also had a negative effect on manufacturing costs and overhead absorption in certain business units, as inventory levels were re-aligned. Within International, softening markets in Europe caused lower production levels and lower absorption of fixed costs. The weakened economy in Latin America diluted current-year earnings, while Asia Pacific business remained strong. The significant increase in operating income in 1995 was the result of unusual charges in 1994 including restructuring charges of $5.4 million for North America and $6.9 million for the International operations. Also, in 1994 the International operations recognized the impairment of long-term assets totaling $6.6 million pretax. This restructuring and downsizing allowed the operations to take full advantage of the benefits gained from increased volume in 1995. Better absorption of fixed costs through increased capacity utilization helped offset the effects of raw material price increases experienced in 1995.
   Assets for the Industrial segment increased 15.2 percent in 1996 and
32.6 percent in 1995 primarily due to acquisitions. Within North America accounts receivable and inventories also increased as a result of increased volume in both years, while these assets, before the effect of acquisitions, declined within International in 1996. In addition to acquisition increases, Net plant and equipment increased due to capital expenditures exceeding depreciation.


AEROSPACE SEGMENT
                                            1996    1995    1994
  Operating income as a percent of sales    13.7%   11.8%    3.2%
  Return on average assets                  18.9%   19.7%    4.4%

   Sales increased 19.2 percent in 1996, one-half of which was due to the Abex NWL acquisition. Sales for 1995 declined only slightly despite the divestiture of the Metal Bellows business in April 1994. Aerospace markets began to recover in 1996 after being relatively flat throughout 1995 and 1994. Gains were made in both original equipment and maintenance, repair and overhaul markets, primarily for commercial aircraft, but also for worldwide military sales. Improvement in the commercial maintenance, repair, and overhaul market began in 1995, but was offset by reduced defense orders in that year. The Aerospace segment revenues continue to be split approximately 60 percent commercial and 40 percent military. Backlog at June 30, 1996 was $866.3 million compared to $584.5 million in 1995, reflecting the Abex NWL acquisition and the resurgence of the commercial aircraft build schedule. Backlog was $523.6 million at the end of 1994.
   Operating income increased 38.3 percent in 1996 after 1995 income was more than triple the previous year. Key factors were increased volume, and a very favorable product mix, with contributions from aftermarket sales, initial spare-parts provisioning for new commercial aircraft and OEM military sales. These factors built on gains in productivity resulting from prior years' restructuring activities. Higher margins were achieved using fewer facilities and employees. The 1994 results included recognition of pretax impairment losses of $28.9 million and restructuring charges of $6.5 million.
   Assets more than doubled in 1996, primarily due to the Abex NWL acquisition. In addition, increased volume caused increases in customer

                                Page 13-8
receivables and inventories in 1996. Assets in 1995 decreased 11.6 percent primarily due to reductions in customer receivables, inventories and net plant and equipment.

                                Page 13-9

CONSOLIDATED STATEMENT OF INCOME
(Dollars in thousands, except per share amounts)

                        For the years ended June 30,       1996            1995           1994
NET SALES                                           $ 3,586,448     $ 3,214,370    $ 2,576,337
Cost of sales                                         2,756,343       2,448,264      2,053,376
                                                    ___________     ___________    ___________
Gross profit                                            830,105         766,106        522,961

Selling, general and administrative expenses            425,449         384,581        302,668
Provision for business restructuring activities                                         18,773
Impairment of long-term operating assets                                                35,483
                                                    ___________     ___________    ___________
INCOME FROM OPERATIONS                                  404,656         381,525        166,037

Other income (deductions):
  Interest expense                                      (36,667)        (30,922)       (37,832)
  Interest and other income, net                          8,537           2,335          3,879
  Loss on disposal of assets                             (2,047)         (4,531)       (19,635)
                                                    ___________     ___________    ___________
                                                        (30,177)        (33,118)       (53,588)
                                                    ___________     ___________    ___________
Income before income taxes                              374,479         348,407        112,449

Income taxes (Note 3)                                   134,812         130,169         60,274
                                                    ___________     ___________    ___________
Income before extraordinary item                        239,667         218,238         52,175

Extraordinary item - extinguishment of debt (Note 7)                                    (4,523)
                                                    ___________     ___________    ___________
NET INCOME                                          $   239,667     $   218,238    $    47,652
                                                    ===========     ===========    ===========

EARNINGS PER SHARE: (Note 4)
  Earnings per share before extraordinary item      $     3.23      $      2.96    $       .71
  Extraordinary item - extinguishment of debt                                             (.06)
                                                    ___________     ___________    ___________
  Earnings per share                                $     3.23      $      2.96    $       .65
                                                    ===========     ===========    ===========

The accompanying notes are an integral part of the financial statements.

                                  Page 13-10

QUARTERLY INFORMATION
(Dollars in thousands, except per share amounts)

1996 (a)                              1st         2nd         3rd         4th         Total
Net sales                       $ 839,054   $ 824,376   $ 931,356   $ 991,662   $ 3,586,448
Gross profit                      193,445     182,895     223,429     230,336       830,105
Net income                         57,375      48,396      69,128      64,768       239,667
Earnings per share                    .77         .66         .93         .87          3.23

1995 (a)                              1st         2nd         3rd         4th         Total
Net sales                       $ 712,457   $ 738,231   $ 879,673   $ 884,009   $ 3,214,370
Gross profit                      161,930     165,369     212,705     226,102       766,106
Net income                         43,649      41,084      65,855      67,650       218,238
Earnings per share                    .59         .56         .89         .92          2.96

(a)  Quarterly Information is unaudited.

                                  Page 13-11

CONSOLIDATED BALANCE SHEET
(Dollars in thousands)
                                     June 30,       1996           1995
ASSETS
CURRENT ASSETS
Cash and cash equivalents                    $    63,953    $    63,830
Accounts receivable, less allowance
 for doubtful accounts
 (1996 - $6,445; 1995 - $6,613)                  538,645        484,962
Inventories (Notes 1 and 5):
  Finished products                              332,213        314,180
  Work in process                                269,934        201,386
  Raw materials                                  105,078        110,340
                                             ___________    ___________
                                                 707,225        625,906

Prepaid expenses                                  16,031         14,994
Deferred income taxes (Notes 1 and 3)             76,270         56,690
                                             ___________    ___________
TOTAL CURRENT ASSETS                           1,402,124      1,246,382

Plant and equipment (Note 1):
  Land and land improvements                     101,290         87,521
  Buildings and building equipment               494,374        426,150
  Machinery and equipment                      1,373,150      1,234,962
  Construction in progress                        79,479         64,034
                                             ___________    ___________
                                               2,048,293      1,812,667

Less accumulated depreciation                  1,056,516        996,896
                                             ___________    ___________
                                                 991,777        815,771

Investments and other assets (Note 1)            148,363        102,669
Excess cost of investments over
 net assets acquired (Note 1)                    320,152        109,308
Deferred income taxes (Notes 1 and 3)             24,708         28,079
                                             ___________    ___________
TOTAL ASSETS                                 $ 2,887,124    $ 2,302,209
                                             ===========    ===========
(Table continued on page 13-13)
                                  Page 13-12

                                     June 30,       1996           1995

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable, including long-term debt
 payable within one year (Notes 6 and 7)     $   173,789    $    97,372
Accounts payable, trade                          236,871        227,482
Accrued payrolls and other compensation          128,136        110,186
Accrued domestic and foreign taxes                49,718         46,876
Other accrued liabilities                        178,368        170,705
                                             ___________    ___________
TOTAL CURRENT LIABILITIES                        766,882        652,621

Long-term debt (Note 7)                          439,797        237,157
Pensions and other postretirement
 benefits (Notes 1 and 10)                       253,616        188,292
Deferred income taxes (Notes 1 and 3)             24,683         23,512
Other liabilities                                 18,188          9,113
                                             ___________    ___________
TOTAL LIABILITIES                              1,503,166      1,110,695

SHAREHOLDERS' EQUITY (Note 9)
Serial preferred stock, $.50 par value,
 authorized 3,000,000 shares, none issued
Common stock, $.50 par value,
 authorized 300,000,000 shares; issued
 74,291,917 shares in 1996 and
 74,002,402 shares in 1995 at par value           37,146         37,001
Additional capital                               165,259        158,454
Retained earnings                              1,160,828        974,486
Deferred compensation related to
 guarantee of ESOP debt (Note 7)                                (13,468)
Foreign currency translation adjustments          20,725         35,041
                                             ___________    ___________
TOTAL SHAREHOLDERS' EQUITY                     1,383,958      1,191,514
                                             ___________    ___________
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $ 2,887,124    $ 2,302,209
                                             ===========    ===========

The accompanying notes are an integral part of the financial statements.


                                  Page 13-13

CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in thousands)

                                 For the years ended June 30,     1996        1995        1994
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                   $ 239,667   $ 218,238   $  47,652
  Adjustments to reconcile net income to net cash
      provided by operating activities:
    Net effect of extraordinary loss                                                     4,523
    Depreciation                                               126,544     110,527     106,546
    Amortization                                                14,819       9,403       6,523
    Deferred income taxes                                       (3,691)     (4,299)    (34,000)
    Foreign currency transaction loss                            1,733       1,903       3,563
    Loss on sale of plant and equipment                          3,506       3,728       2,849
    Impairment losses on long-term assets                                               52,422
    Changes in assets and liabilities, net of effects
      from acquisitions and dispositions:
        Accounts receivable                                      8,723     (53,052)    (45,387)
        Inventories                                            (15,046)    (85,795)     11,247
        Prepaid expenses                                          (157)        617       1,887
        Other assets                                           (20,444)    (13,716)     (6,719)
        Accounts payable, trade                                (15,503)     29,668      58,497
        Accrued payrolls and other compensation                 11,586      24,726       9,568
        Accrued domestic and foreign taxes                      (3,589)     (9,159)     22,630
        Other accrued liabilities                              (31,800)     (5,987)      9,923
        Pensions and other postretirement benefits              19,404      12,396       8,971
        Other liabilities                                        2,229         937      (1,491)
                                                             _________   _________   _________
          Net cash provided by operating activities            337,981     240,135     259,204

(Table continued on page 13-15)
                                  Page 13-14


                                 For the years ended June 30,     1996        1995        1994
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions (excluding cash of $20,479 in 1996, $5,961
  in 1995 and $2,661 in 1994)                                 (365,623)   (126,713)    (39,446)
Capital expenditures                                          (201,693)   (151,963)    (99,914)
Proceeds from sale of plant and equipment                        9,387      13,045       5,774
Proceeds from disposition of business                                                   13,689
Other                                                           (2,812)      1,409        (362)
                                                             _________   _________   _________
          Net cash (used in) investing activities             (560,741)   (264,222)   (120,259)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from common share activity                              4,967      11,528       9,105
Proceeds from (payments of) notes payable, net                  81,194      62,021     (18,888)
Proceeds from long-term borrowings                             201,724      20,764       3,619
Payments of long-term borrowings                                (9,696)    (39,438)   (157,026)
Extraordinary loss on early retirement of debt                                          (7,238)
Dividends paid, net of tax benefit of ESOP shares              (53,325)    (49,961)    (47,445)
                                                             _________   _________   _________
          Net cash provided by (used in) financing activities  224,864       4,914    (217,873)

Effect of exchange rate changes on cash                         (1,981)      1,413         533
                                                             _________   _________   _________
Net increase (decrease) in cash and cash equivalents               123     (17,760)    (78,395)

Cash and cash equivalents at beginning of year                  63,830      81,590     159,985
                                                             _________   _________   _________
Cash and cash equivalents at end of year                     $  63,953   $  63,830   $  81,590
                                                             =========   =========   =========

The accompanying notes are an integral part of the financial statements.

                                  Page 13-15

BUSINESS SEGMENT INFORMATION - BY INDUSTRY
(Dollars in thousands)
                                                        1996        1995(a)        1994(a)
NET SALES, including intersegment sales:
  Industrial:
    North America                                $ 1,976,351    $ 1,839,810    $ 1,521,331
    International                                    989,359        853,537        529,891
  Aerospace                                          621,465        521,451        525,372
  Intersegment sales                                    (727)          (428)          (257)
                                                 ___________    ___________    ___________
                                                 $ 3,586,448    $ 3,214,370    $ 2,576,337
                                                 ===========    ===========    ===========
INCOME FROM OPERATIONS before corporate
    general and administrative expenses:
  Industrial:
    North America                                $   296,081    $   280,189    $   205,728
    International                                     72,093         85,470        (17,502)
  Aerospace                                           85,329         61,711         17,051
                                                 ___________    ___________    ___________
                                                     453,503        427,370        205,277
  Corporate general and administrative expenses       48,847         45,845         39,240
                                                 ___________    ___________    ___________
  Income from operations                             404,656        381,525        166,037
  Other deductions                                    30,177         33,118         53,588
                                                 ___________    ___________    ___________
  Income before income taxes                     $   374,479    $   348,407    $   112,449
                                                 ===========    ===========    ===========
IDENTIFIABLE ASSETS:
  Industrial                                     $ 2,150,506    $ 1,866,336    $ 1,407,778
  Aerospace                                          610,470        294,053        332,517
                                                 ___________    ___________    ___________
                                                   2,760,976      2,160,389      1,740,295
  Corporate assets (b)                               126,148        141,820        185,449
                                                 ___________    ___________    ___________
                                                 $ 2,887,124    $ 2,302,209    $ 1,925,744
                                                 ===========    ===========    ===========
PROPERTY ADDITIONS: (c)
  Industrial                                     $   259,356    $   199,294    $   101,451
  Aerospace                                           63,437          6,448          7,934
  Corporate                                            3,122          3,834            828
                                                 ___________    ___________    ___________
                                                 $   325,915        209,576    $   110,213
                                                 ===========    ===========    ===========
DEPRECIATION:
  Industrial                                     $   106,553    $    92,234    $    84,152
  Aerospace                                           17,267         15,661         19,119
  Corporate                                            2,724          2,632          3,275
                                                 ___________    ___________    ___________
                                                 $   126,544    $   110,527    $   106,546
                                                 ===========    ===========    ===========

                                  Page 13-16

(a) Fiscal 1995 and 1994 results have been restated to reclassify an operating division from the Aerospace Segment to the Industrial Segment (North America) to be consistent with fiscal 1996 reporting. Existing business practices, distribution methods and internal organization more properly align this operating division with the Industrial Segment. The effect on both Segments is immaterial.

(b) Corporate assets are principally cash and cash equivalents, domestic deferred income taxes, investments, headquarters facilities, idle facilities held for sale and the major portion of the Company's domestic data processing equipment.

(c) Includes value of net plant and equipment at the date of acquisition of acquired companies accounted for by the purchase method (1996 - $124,222; 1995 - $57,613; 1994 - $10,299).

BUSINESS SEGMENT INFORMATION - BY GEOGRAPHIC AREA
(Dollars in thousands)
                                                        1996           1995           1994
NET SALES, including interarea sales:
  North America                                  $ 2,669,201    $ 2,423,283    $ 2,091,974
  Europe                                             918,493        728,642        433,844
  All Other                                          155,963        156,455        109,113
  Interarea                                         (157,209)       (94,010)       (58,594)
                                                 ___________    ___________    ___________
                                                 $ 3,586,448    $ 3,214,370    $ 2,576,337
                                                 ===========    ===========    ===========
INCOME FROM OPERATIONS before corporate
    general and administrative expenses:
  North America                                  $   381,154    $   341,204    $   222,779
  Europe                                              63,083         66,368        (16,708)
  All Other                                            9,266         19,798           (794)
                                                 ___________    ___________    ___________
                                                     453,503        427,370        205,277
  Corporate general and administrative expenses       48,847         45,845         39,240
                                                 ___________    ___________    ___________
Income from operations                           $   404,656    $   381,525    $   166,037
                                                 ===========    ===========    ===========
IDENTIFIABLE ASSETS:
  North America                                  $ 1,693,285    $ 1,346,601    $ 1,193,568
  Europe                                             933,201        704,061        460,961
  All Other                                          134,490        109,727         85,766
                                                 ___________    ___________    ___________
                                                   2,760,976      2,160,389      1,740,295
Corporate assets (b)                                 126,148        141,820        185,449
                                                 ___________    ___________    ___________
                                                 $ 2,887,124    $ 2,302,209    $ 1,925,744
                                                 ===========    ===========    ===========

(b) Corporate assets are principally cash and cash equivalents, domestic deferred income taxes, investments, headquarters facilities, idle facilities held for sale and the major portion of the Company's domestic data processing equipment.

                                  Page 13-17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts.)

1.  SIGNIFICANT ACCOUNTING POLICIES
The significant accounting policies followed in the preparation of the accompanying consolidated financial statements are summarized below.

   NATURE OF OPERATIONS - The Company is a leading worldwide producer of motion control products, including fluid power systems, electromechanical controls and related components.
   The Company operates in two principal business segments: Industrial and Aerospace. The Industrial Segment produces motion-control and fluid power system components for builders and users of various types of manufacturing, packaging, processing, transportation, agricultural, construction, and military machinery, vehicles and equipment. Industrial Segment products are marketed primarily through field sales employees and more than 7,000 independent distributors. The North American Industrial business represents the largest portion of the Company's manufacturing plants and distribution networks and primarily services North America. The International Industrial operations bring Parker products and services to countries throughout Europe, Asia Pacific and Latin America.
   The Aerospace Segment produces hydraulic, pneumatic and fuel systems and components which are utilized on virtually every domestic commercial, military and general aviation aircraft. Its components also perform a vital role in naval vessels, land-based weapons systems, satellites and space vehicles. This Segment serves original equipment and maintenance, repair and overhaul customers worldwide. Its products are marketed by field sales employees and are sold directly to the manufacturer and to the end user.
   There are no individual customers to whom sales are 3 percent or more of the Company's consolidated sales.

   USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   BASIS OF CONSOLIDATION - The consolidated financial statements include the accounts of all domestic and foreign subsidiaries. All material intercompany transactions and profits have been eliminated in the consolidated financial statements. Within the Business Segment Information, intersegment and interarea sales are recorded at fair market value.

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

                                Page 13-18

   PLANT, EQUIPMENT AND DEPRECIATION - Plant and equipment are recorded at cost and are depreciated principally using the straight-line method for financial reporting purposes. Depreciation rates are based on estimated useful lives of the assets. Improvements which extend the useful life of property are capitalized, and maintenance and repairs are expensed. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in current income.

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

   DERIIVATIVE FINANCIAL INSTRUMENTS - Derivative financial instruments are utilized by the Company to manage risks generally associated with foreign exchange rate and interest rate market volatility. The Company does not hold or issue derivative financial instruments for trading purposes.
   Through the use of foreign currency forward exchange contracts (forward contracts) and cross-currency swap agreements, the Company reduces its exposure to fluctuations in related foreign currencies. These contracts are with major financial institutions and the risk of loss is considered remote.
   Gains or losses on forward contracts which hedge dividends from consolidated subsidiaries are accrued in Shareholders' equity. Gains or losses on forward contracts which hedge specific transactions are recognized in Net income, offsetting the underlying foreign currency gains or losses.
   Cross-currency swap agreements are recorded in Long-term debt as dollar-denominated receivables with offsetting foreign-currency payables. Gains or losses are accrued monthly as an adjustment to Net income, offsetting the underlying foreign currency gains or losses. The differential between interest to be received and interest to be paid is accrued monthly as an adjustment to Interest expense.

                                Page 13-19

   The Company has an interest rate agreement to convert fixed-rate debt to variable-rate debt. The interest rate swap involves the exchange of fixed and floating rate interest payment obligations over the life of the agreement without the exchange of the notional payment obligation. The differential to be paid or received is accrued monthly as interest rates change and is recognized over the life of the agreement as an adjustment to Interest expense.


2.  ACQUISITIONS AND DIVESTITURES

   ACQUISITIONS - Effective April 15, 1996 the Company completed an agreement with Power Control Technologies, Inc. to purchase the aerospace assets of the Abex NWL Division of Pneumo Abex Corporation for approximately $201 million cash. Abex NWL, headquartered in Kalamazoo, Michigan, is a major international producer of aerospace hydraulic and electromechanical actuation equipment, engine thrust-reverser actuators, hydraulic pumps, and electrohydraulic servovalves, with annual sales of approximately $200 million.
   On February 29, 1996 the Company completed the acquisition of VOAC Hydraulics AB of Boras, Sweden for approximately $163 million cash. VOAC is a worldwide leader in manufacturing mobile hydraulic equipment and had calendar 1995 annual sales of approximately $166 million.
   If the above acquisitions had occurred on July 1, 1995 the unaudited pro forma consolidated results of operations for the Company would have been:

  Years ended June 30,            1996            1995
     Net sales             $ 3,857,601     $ 3,552,462
     Net income                240,270         213,805
     Earnings per share           3.24            2.90

This pro forma information is based on historical information and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations.
   In June 1996 the Company acquired the remaining 60 percent of Schrader Bellows Parker, S.A. de C.V., a Mexico City-based manufacturer of pneumatic and hydraulic products, for an additional investment of $4.0 million. On August 4, 1995 the Company purchased inventory and machinery from Teledyne Fluid Systems consisting of the Republic Valve product line, the Sprague double-diaphragm pump line and the Sprague airborne accumulator product line for approximately $5.2 million in cash. On July 31, 1995 the Company purchased the General Valve Corp. of Fairfield, New Jersey, a leading producer of miniature solenoid valves for high-technology applications for approximately 152,000 shares of common stock, valued at $6.1 million. Sales by these operations for their most recent fiscal year prior to acquisition approximated $24.8 million.
   Effective March 30, 1995 the Company acquired the assets of Figgie International's Power Systems Division, a manufacturer of hydraulic bladder accumulators and pneumatic cylinders headquartered in Rockford, Illinois, for $7.0 million cash. On March 3, 1995 the Company purchased the stock of Byron Valve and Machine Company, Inc. of Siloam Springs, Arkansas, a producer of distributors and flow raters, for $3.1 million cash. As of December 31, 1994 the Company purchased the Polyflex Schwarz Group of companies located in Germany, France and Texas, a manufacturer of reinforced high-pressure hoses, fittings and assemblies, for $18.1 million cash. The Company also purchased Hauser Elektronik GmbH, a producer of automation components and systems, based in Offenburg, Germany, for $11.6 million cash on December 31, 1994. Effective December 21, 1994 the Company sold its 49 percent interest in its Mexican joint venture, Conductores de Fluidos Parker and purchased its inventory and accounts receivable to form a new wholly-owned subsidiary, Parker Fluid

                                Page 13-20

Connectors de Mexico, for a net purchase price of $2.5 million cash. On October 31, 1994 the Company acquired Symetrics, Inc., a Newbury Park, California manufacturer of aerospace quick-disconnect valved couplings, for 108,680 shares of Parker-Hannifin Common Stock, valued at $5.1 million. On September 30, 1994 the Company acquired Chomerics, Inc., a leading producer of electromagnetic interference-shielding materials, with plants in Massachusetts, New Hampshire and the United Kingdom, for $40.0 million cash. On August 1, 1994 the Company acquired the Automation Division of Atlas
Copco AB, a Swedish manufacturer of pneumatic components, for $37.0 million cash. Combined annual sales for these operations, for their most recent fiscal year prior to acquisition, were approximately $200 million.
   In April 1994 the Company purchased the assets of a leading Scandinavian filter manufacturer, Finn-Filter Oy, for $9.6 million cash which included manufacturing locations in Finland and a sales subsidiary in Sweden. In December 1993 the Company acquired the remaining 60 percent of LDI Pneutronics Corp., which specializes in advanced-technology pneumatic valves and components for an additional investment of $5.7 million. In November 1993 the Company acquired the Electro-pneumatic Division of Telemecanique in Evreux, France, a leading European manufacturer of pneumatic products, for $26.7 million cash. Combined annual sales for these operations for their most recent fiscal year prior to acquisition exceeded $63.2 million.
   These acquisitions were accounted for by the purchase method, and results are included as of the respective dates of acquisition.

   DIVESTITURES - Effective April 1, 1994 the Company divested nearly all of the assets related to its Metal Bellows operations, which manufactured welded and formed bellows, accumulators and other fabricated assemblies, principally for the aerospace market. The sale resulted in proceeds of $14.2 million. Annual sales for this product line were approximately $30 million in fiscal 1993.


3.  INCOME TAXES

Income taxes before extraordinary items include the following:
                           1996       1995       1994
     Federal          $  95,127  $  90,956   $ 70,332
     Foreign             29,635     23,350     10,004
     State and local     14,897     14,631     14,376
     Deferred            (4,847)     1,232    (34,438)
                      $ 134,812  $ 130,169   $ 60,274

A reconciliation of the Company's effective income tax rate to the statutory Federal rate follows:
                                         1996     1995     1994
   Statutory Federal income tax rate     35.0%    35.0%    35.0%
   State and local income taxes           2.3      2.6      6.1
   FSC income not taxed                  (1.1)    (1.3)    (3.0)
   Foreign tax rate difference            1.4      1.0       .8
   Foreign losses with no tax benefit      .2               1.5
   Foreign tax credits                    (.9)              1.1
   Recognized loss carryforwards         (1.1)    (1.8)
   Impairment losses with no tax benefit                    9.0
   Other                                   .2      1.9      3.1
   Effective income tax rate             36.0%    37.4%    53.6%

    Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities.

                                Page 13-21

The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:
                                                    1996        1995
   Postretirement benefits                      $ 50,485    $ 45,965
   Other liabilities and reserves                 50,445      44,741
   Long-term contracts                            14,870       9,365
   Operating loss carryforwards                   32,227      35,669
   Valuation allowance                            (2,770)     (8,867)
   Depreciation                                  (55,890)    (59,892)
   Acquisitions                                  (23,549)     (9,183)
   Inventory                                      13,834       5,746
   Net deferred tax asset (liability)           $ 79,652    $ 63,544

   Change in net deferred tax asset (liability):
   Provision for deferred tax                   $  4,847    $ (1,232)
   Translation adjustment                         (2,918)      4,323
   Acquisitions                                   14,179      (1,977)
   Total change in net deferred tax             $ 16,108    $  1,114
   At June 30, 1996, foreign subsidiaries had benefits for operating loss carryforwards of $32,227 for tax and $31,782 for financial reporting, most of which can be carried forward indefinitely. Use of operating loss carryforwards and currency adjustments reduced the valuation allowance.
   Non-current deferred income tax assets include a $22,336 tax benefit for the net operating loss carryforwards of the Company's German operations. The Company has not provided a valuation allowance that would be required under Statement of Financial Accounting Standards (SFAS) No. 109 if it is more likely that these benefits would not be realized. Although future events cannot be predicted with certainty, management continues to believe these benefits will be realized because: the tax loss carryforward period is unlimited; there are several tax planning strategies that can be used to reduce the carryforward; 26 percent of the losses were due to non-recurring restructuring charges with the remainder primarily the result of the recession in Europe; and the Company expects its German operations will return to profitability.
   Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of certain international operations as those earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the eventual remittance of such earnings.


4.  EARNINGS PER SHARE

Earnings per share are computed using the weighted average number of shares of common stock outstanding during the year, adjusted for shares issued in acquisitions accounted for as poolings of interests and stock splits distributed to shareholders. Fully diluted earnings per share are not presented because such dilution is not material.


5.  INVENTORIES

Inventories valued on the last-in, first-out cost method are approximately 37% in 1996 and 40% in 1995 of total inventories. The current cost of these inventories exceeds their valuation determined on the LIFO basis by $142,049 in 1996 and $138,974 in 1995. Progress payments of $22,810 in 1996 and $11,665 in 1995 are netted against inventories.

                                Page 13-22

6.  FINANCING ARRANGEMENTS

The Company has committed lines of credit totaling $450,000 through several multi-currency unsecured revolving credit agreements with a group of banks, of which $333,829 was available at June 30, 1996. Agreements totaling $50,000 expire December, 1996 and the remainder expire October, 2000. The interest on borrowings is based upon the terms of each specific borrowing and is subject to market conditions. The agreements also require facility fees of up to .095% of the commitment per annum. Covenants in some of the agreements include a limitation on the Company's debt to debt-equity ratio.
   The Company has other lines of credit, primarily short-term, aggregating $77,526, from various foreign banks, of which $39,393 is available at June 30, 1996. Most of these agreements are reviewed annually.
   During June 1996, the Company announced a Medium-Term Note Program and registered $300,000 of medium-term notes of which $95,000 were issued and outstanding at June 30, 1996.
   The Company is authorized to sell up to $400,000 of short-term commercial paper notes, rated A-1 by Standard & Poor's, P-1 by Moody's and D-1 by Duff & Phelps. At June 30, 1996 there were $98,400 of commercial paper notes outstanding which are supported by the available domestic lines of credit. There were no commercial paper notes outstanding at June 30, 1995.
   Commercial paper, along with short-term borrowings from foreign banks, primarily make up the balance of Notes payable. The balance and weighted average interest rate of the Notes payable at June 30, 1996 and 1995 were $165,597 and 6.2% and $74,855 and 6.6%, respectively.


7. DEBT
                                            June 30,      1996        1995
Domestic:
   Debentures and notes
      10.375%, due 1999-2018                         $ 100,000   $ 100,000
      9.75%, due 2002-2021                             100,000     100,000
      7.3%, due 2011                                   100,000
      9.6%, due 1997-1998                                4,571       7,428
      9.86%, due 1996-1997                                           2,000
   Medium-term notes
      7.33% to 7.39%, due 2007-2010                     95,000
   Variable rate demand bonds
      3.40%, due 2010-2025                              15,535      15,535
   Industrial revenue bonds
      3.3% to 5.3625%, due 2002-2015                     4,370       4,660
   ESOP loan guarantee
      8.41%, due 1996                                               13,468
Foreign:
   Bank loans, including revolving credit
      1.5% to 13.2%, due 1997-2013                      26,493      15,541
Other long-term debt, including capitalized leases       2,020       1,042
Total long-term debt                                   447,989     259,674
Less long-term debt payable within one year              8,192      22,517
Long-term debt, net                                  $ 439,797   $ 237,157

   Principal amounts of long-term debt payable in the five years ending
June 30, 1997 through 2001 are $8,192, $8,529, $9,798, $8,983, and $7,692, respectively.
   In November 1993, the Company used cash from operating activities to early-retire $100,000 of 9.45% debentures due November 1997 through 2016, resulting in an early redemption premium and write-off of deferred issuance costs

                                Page 13-23
totaling $4,207, which is net of applicable income taxes of $3,515. In addition, the Company early-retired $3,509 of 15.08% Australian debt due in 1995, resulting in early redemption premium of $316.

   ESOP LOAN GUARANTEE - During 1989, Parker established a leveraged Employee Stock Ownership Plan. A trust established under the plan borrowed $70,000, which was unconditionally guaranteed by the Company, to purchase 2.5 million shares of Parker-Hannifin Common Stock on the open market. This loan was paid off on June 30, 1996. At June 30, 1995 the unpaid balance of the loan was recorded as Long-term debt and an equivalent amount, representing deferred compensation, was a deduction to Shareholders' equity.

   LEASE COMMITMENTS - Future minimum rental commitments as of June 30, 1996, under noncancelable operating leases, which expire at various dates, are as follows: 1997-$24,170; 1998-$17,300; 1999-$10,910; 2000-$6,032; 2001-$4,698;
and after 2001-$23,108.
   Rental expense in 1996, 1995 and 1994 was $29,899, $26,374 and $21,470,
respectively.


8. FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of investments in cash, cash equivalents and long-term investments as well as obligations under notes payable and long-term debt. The carrying values for Cash and cash equivalents, Investments and other assets and Notes payable approximate fair value. The estimated fair value of the Company's Long-term debt (excluding leases and cross-currency swaps) was estimated using discounted cash flow analyses based on the Company's current incremental borrowing rate for similar types of borrowing arrangements. The carrying value of this debt, $453,661 and $259,359 at June 30, 1996 and 1995, respectively, was estimated to have a fair value of $462,725 and $288,935, at June 30, 1996 and 1995, respectively.
   The Company has entered into forward contracts and cross-currency swaps to hedge specific transactions. The Company also has an interest-rate swap agreement with a triple-A-rated counterparty which effectively changes the Company's interest rate exposure from a fixed rate to a variable rate on a notional amount of $50,000. In addition, Company's foreign locations, in the ordinary course of business, enter into financial guarantees, through financial institutions, which enable customers to be reimbursed in the event of nonperformance by the Company. Any risk to the Company as a result of these arrangements is immaterial.


9.  SHAREHOLDERS' EQUITY AND OTHER STOCK-RELATED INFORMATION

COMMON SHARES                                       1996       1995       1994
Balance July 1                               $    37,001  $  24,633  $  24,633
   Shares issued under stock option plans
      (1996 - 342,557; 1995 - 282,880;
      1994 - 129,801) less shares of stock-
      for-stock exchange (1996 - 91,124;
      1995 - 190,556; 1994 - 129,801)                126         46
   Shares issued (24,642,547) in connection
      with 3-for-2 stock split                               12,321
   Shares issued as restricted stock                  19
   Shares issued for prior-year pooled
      acquisition                                                 1
Balance June 30                              $    37,146  $  37,001  $  24,633

                                Page 13-24

ADDITIONAL CAPITAL                                  1996       1995       1994
Balance July 1                               $   158,454  $ 165,942  $ 164,430
   Shares issued under stock option plans,
      less shares of stock-for-stock exchange      5,544      1,890      1,512
   Shares issued in connection with 3-for-2
      stock split                                           (12,321)
   Shares issued for purchase acquisition           (176)     2,641
   Shares issued as restricted stock               1,437        287
   Shares issued for prior-year pooled
      acquisition                                                15
Balance June 30                              $   165,259  $ 158,454  $ 165,942

RETAINED EARNINGS
Balance July 1                               $   974,486  $ 806,240  $ 806,033
   Net income                                    239,667    218,238     47,652
   Cash dividends paid on common shares,
      net of tax benefit of ESOP shares
      (1996 - $.72 per share; 1995 - $.68
      per share; 1994 - $.65 per share)          (53,325)   (49,961)   (47,445)
   Cash payments for fractional shares in
      connection with 3-for-2 stock split                       (31)
Balance June 30                              $ 1,160,828  $ 974,486  $ 806,240

DEFERRED COMPENSATION RELATED TO ESOP DEBT
Balance July 1                               $   (13,468) $ (25,697) $ (36,764)
   Reduction of ESOP debt (Note 7)                13,468     12,229     11,067
Balance June 30                              $       --   $ (13,468) $ (25,697)

TRANSLATION ADJUSTMENTS
Balance July 1                               $    35,041  $   2,538  $ (10,533)
   Translation adjustments (Note 11)             (14,316)    32,503     13,071
Balance June 30                              $    20,725  $  35,041  $   2,538

COMMON STOCK IN TREASURY
Balance July 1                               $       --   $ (7,305)  $ (14,899)
   Shares purchased at cost                       (6,703)   (1,364)
   Shares issued under stock option plans
      (1995 - 230,234; 1994 - 338,330)                       5,890       7,594
   Shares issued for purchase acquisition          6,176     2,440
   Shares issued as restricted stock                 527       339
Balance June 30                              $       --   $    --    $  (7,305)

   The Company's stock option and stock incentive plans provide for the granting of incentive stock options and/or nonqualified options to officers and key employees to purchase shares of common stock at a price not less than 100% of the fair market value of the stock on the dates options are granted. All outstanding options are exercisable one year after the date of grant and expire no more than ten years after grant.
   The Company derives a tax deduction measured by the excess of the market value over the option price at the date nonqualified options are exercised. The related tax benefit is credited to additional capital. The Company makes no charges against capital with respect to options granted.
   Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation, requires the Company, beginning in 1997, to either adopt the fair value method of accounting for stock options in its financial statements or to retain its existing method and disclose in the notes to the financial statements the pro forma effects of using the fair value method. The Company intends to retain its existing method of accounting for stock options

                                Page 13-25
and to include pro forma disclosures in the notes to the consolidated financial statements. Accordingly, the standard will have no effect on the Company's financial condition or results of operations.
   Additional information as to shares subject to options is as follows:

                                   Shares Subject     Average Option
                                     To Options      Price Per Share
Outstanding June 30, 1994            1,681,763          $ 28.85
   Granted (pre-split)                 454,200            44.79
   Exercised (pre-split)              (370,514)           29.22
   Additional shares for split         876,131
   Exercised (post-split)             (142,600)           19.75
   Cancelled                           (14,287)
Outstanding June 30, 1995            2,484,693          $ 22.05
   Granted                             255,150            39.12
   Exercised                          (342,557)           20.02
   Cancelled                           (11,625)
Outstanding June 30, 1996            2,385,661          $ 24.14

Options exercisable and shares available for future grant were:

                           June 30,       1996             1995
Options exercisable                  2,130,511        1,808,643
Shares available for grant           2,196,898        2,189,660

   Restricted stock was issued, under the Company's 1993 Stock Incentive Program to certain key employees as payments under the Company's 1993-94-95 Long Term Incentive Plan (LTIP). Value of the payments was set as the market value of the Company's common stock on the date of issuance. Shares were earned and awarded, and an estimated value was accrued, based upon attainment of criteria specified in the LTIP over the cumulative years of the 3-year Plan. Plan participants are entitled to cash dividends and to vote their respective shares, but the shares are restricted as to transferability for three years following issuance.

Restricted Shares for LTIP Plan             1996        1995
Number of shares issued                   48,907      19,444
Per share value on date of issuance     $  39.08    $  27.50
Total value                             $  1,911    $    534

   Under the Company's 1994-95-96 LTIP, a payout of 101,944 shares of restricted stock, from the Company's 1993 Stock Incentive Program, will be issued to certain key employees. This payout, accrued over the three years of the plan, will be made in 1997.
   In addition, non-employee members of the Board of Directors have been given the opportunity to receive all or a portion of their fees in the form of restricted stock. These shares vest ratably, on an annual basis, over the term of office of the director. In 1996 and 1995, 2,162 and 2,991 shares were issued, respectively, in lieu of directors' fees.
   At June 30, 1996, the Company had 4,582,559 common shares reserved for issuance in connection with all of these plans.


10.  RETIREMENT BENEFITS

PENSIONS -- The Company has noncontributory defined benefit pension plans covering eligible employees, including certain employees in foreign countries. Plans for most salaried employees provide pay-related benefits based on years

                                Page 13-26
of service. Plans for hourly employees generally provide benefits based on flat-dollar amounts and years of service. The Company also has contractual arrangements with certain key employees which provide for supplemental retirement benefits. In general, the Company's policy is to fund these plans based on legal requirements, tax considerations, local practices and investment opportunities. The Company also sponsors defined contribution plans and participates in government-sponsored programs in certain foreign countries.
   Pension costs for all plans were $22,514, $17,246 and $10,850 for 1996, 1995 and 1994, respectively. Pension costs were reduced in 1994 by curtailment gains of $1,899 for the Metal Bellows divestiture. Pension costs for all defined benefit plans accounted for using SFAS No. 87, Employers' Accounting for Pensions, are as follows:

                                                1996       1995       1994
Service cost-benefits earned
   during the period                        $ 20,731   $ 18,801   $ 16,889
Interest cost on projected benefit
   obligation                                 44,384     37,929     34,330
Actual return on assets                      (74,926)   (77,321)    (3,088)
Net amortization and deferral                 30,111     35,665    (38,364)
Net periodic pension costs                  $ 20,300   $ 15,074   $  9,767

   For domestic plans, the weighted average discount rates and the rates of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 8% and 5%, respectively, at June 30, 1996 and 1995. The expected long-term rate of return on assets was 9% at June 30, 1996 and 1995. For the principal foreign plans located in the United Kingdom and Germany, the weighted average discount rates used were 8% and 7%, respectively, at June 30, 1996 and 1995 and the rates of increase in future compensation used were 6% and 4.5%, respectively, at June 30, 1996 and 1995. The rates of return on assets used in the United Kingdom and Germany were 8.5% and 7%, respectively, at June 30, 1996 and 1995.
   The following tables set forth the funded status of all the plans accounted for under SFAS No. 87 and the amounts recognized in the Company's consolidated balance sheet:

                                         Assets Exceed Accumulated Benefits
                                                        1996          1995
Actuarial present value of benefit obligations:
   Vested benefit obligation                      $ (445,798)   $ (371,240)
   Accumulated benefit obligation                 $ (458,720)   $ (380,902)
   Projected benefit obligation                   $ (529,564)   $ (437,653)
Plan assets at fair value                            654,495       507,015
Projected benefit obligation less than plan assets   124,931        69,362
Unrecognized net (gain) or loss                      (34,822)       (6,415)
Unrecognized prior service cost                       13,361        12,033
Unrecognized net (asset) obligation                  (20,164)      (23,700)
Prepaid pension cost (pension liability)
   recognized                                     $   83,306    $   51,280

                                Page 13-27

                                         Accumulated Benefits Exceed Assets
                                                        1996          1995
Actuarial present value of benefit obligations:
   Vested benefit obligation                      $  (95,054)   $  (73,642)
   Accumulated benefit obligation                 $ (108,165)   $  (83,387)
   Projected benefit obligation                   $ (127,001)   $  (99,537)
Plan assets at fair value                             22,436        17,440
Projected benefit obligation in excess of
   plan assets                                      (104,565)      (82,097)
Unrecognized net (gain) or loss                        3,643         3,937
Unrecognized prior service cost                        5,540         4,883
Unrecognized net (asset) obligation                    2,247         2,900
Prepaid pension cost (pension liability)
   recognized                                     $  (93,135)   $  (70,377)

   The majority of the underfunded plans relate to foreign and supplemental executive plans.
   The plans' assets consist primarily of listed common stocks, corporate and government bonds, and real estate investments. At June 30, 1996 and 1995, the plans' assets included Company stock with market values of $15,014 and $12,844, respectively.

   EMPLOYEE SAVINGS PLAN -- During 1989, the Company established a leveraged Employee Stock Ownership Plan (ESOP) as part of its existing savings and investment 401(k) plan, which is available to eligible domestic employees. Parker-Hannifin Common Stock, within the ESOP, is used to match contributions made by employees to the savings plan up to a maximum of 5% of an employee's annual compensation.

                                        1996         1995         1994
Allocated shares                   4,622,796    4,156,716    3,671,907
Committed to be released              40,154       44,365       12,267
Unreleased shares                                 562,178    1,117,098
Total shares held by the ESOP      4,662,950    4,763,259    4,801,272

   Company contributions to the ESOP, recorded as compensation and interest expense, were $18,626 in 1996, $17,106 in 1995 and $15,764 in 1994. The
interest expense portion (interest on ESOP debt) was $856 in 1996, $1,910 in 1995 and $2,848 in 1994. Dividends earned by the unallocated shares and interest income within the ESOP are used to service the ESOP debt. These were $218 in 1996, $793 in 1995 and $1,059 in 1994.

   OTHER POSTRETIREMENT BENEFITS--The Company provides postretirement medical and life insurance benefits to certain retirees and eligible dependents. Most plans are contributory, with retiree contributions adjusted annually. The plans are unfunded and pay stated percentages of covered medically necessary expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. For most plans, the Company has established cost maximums to more effectively control future medical costs. The Company has reserved the right to change or eliminate these benefit plans. Postretirement benefit costs included the following components:
                                              1996      1995      1994
Service cost-benefits attributed to
   service during the period               $ 3,515   $ 3,598   $ 3,414
Interest cost on accumulated
   postretirement benefit obligations       11,126     9,638     9,656
Net amortization and deferral                 (708)       72       364
Net periodic postretirement benefit costs  $13,933  $ 13,308  $ 13,434

                                Page 13-28

   The following table reconciles the plans' combined funded status to amounts recognized in the Company's consolidated balance sheet:

                                                     1996         1995
Accumulated postretirement benefit obligation:
   Retirees                                    $  (91,419)  $  (68,452)
   Fully eligible active plan participants        (34,912)     (26,602)
   Other active plan participants                 (42,517)     (34,373)
   Unrecognized (gain) loss                         2,721          316
   Unrecognized prior service cost                    144          606
Accrued postretirement benefit costs           $ (165,983)  $ (128,505)

   For measurement purposes, a 10.75% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 1997. The rate was assumed to decrease gradually to 6% by 2007 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of June 30, 1996 by $9,382, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $568. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8% at June 30, 1996 and 1995.

   OTHER -- In 1995 the Company established nonqualified deferred compensation programs which permit officers, directors and certain management employees to annually elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. Deferred compensation expense was $4,129 and $2,530 in 1996 and 1995, respectively.
   The Company has invested in corporate-owned life insurance policies to assist in funding these programs. The cash surrender value of these policies are in an irrevocable rabbi trust and are recorded as assets of the Company.


11.  FOREIGN OPERATIONS

   The Company's major foreign operations are located in Germany, the United Kingdom, Brazil, France, Sweden and Italy. Their business activities are conducted principally in their local currency. Net transaction and translation adjustments increased Net income in 1996 by $873 and reduced Net income in 1995 and 1994 by $195 and $382, respectively. Such amounts are net of the tax benefits from monetary corrections for inflation and exclude the effect on Cost of sales resulting from valuing inventories at acquisition cost since sales price increases in each year more than offset this effect.
   Net sales, Income before income taxes (and before extraordinary item in
1994) and Net income include the following amounts from foreign operations:
                                             1996        1995        1994
Net sales                             $ 1,085,676   $ 932,886   $ 588,098
Income before income taxes                 70,118      92,256     (17,070)
Net income                                 42,563      63,514     (14,594)

   Net assets of foreign operations at June 30, 1996 and 1995 amounted to $746,356 and $601,142, respectively.
   Accumulated undistributed earnings of foreign operations reinvested in their operations amounted to $ 103,059, $100,550, and $38,938, at June 30, 1996, 1995 and 1994, respectively.

                                Page 13-29

12.  RESEARCH AND DEVELOPMENT

Research and development costs amounted to $91,706 in 1996, $74,129 in 1995, and $64,518 in 1994. Customer reimbursements included in the total cost for each of the respective years were $33,018, $21,202 and $22,640. Costs include those costs related to independent research and development as well as customer reimbursed and unreimbursed development programs.


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

   ENVIRONMENTAL - The Company is currently involved in environmental remediation at 20 manufacturing facilities presently or formerly operated by the Company and has been named as a "potentially responsible party", along with other companies, at 11 off-site waste disposal facilities.
   As of June 30, 1996, the Company has a reserve of $9,365 for environmental matters which are probable and reasonably estimable. This reserve is recorded based upon the best estimate of net costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities, the amount of the Company's liability in proportion to other responsible parties and any recoveries receivable. This reserve is net of $1,042 for discounting, at a 7.5% annual rate, a portion of the costs at 7 locations for established treatment procedures required over periods ranging from 6 to 19 years. The Company also has an account receivable of $490 for anticipated insurance recoveries.
   The Company's estimated total liability for the above mentioned sites ranges from a minimum of $8,955 to a maximum of $23,719. The actual costs to be incurred by the Company will be dependent on final delineation of contamination, final determination of remedial action required, negotiations with federal and state agencies with respect to cleanup levels, changes in regulatory requirements, innovations in investigatory and remedial technology, effectiveness of remedial technologies employed, the ultimate ability to pay of the other responsible parties, and any insurance recoveries.


                                  Page 13-30

Report of Management

The Company's management is responsible for the integrity and accuracy of the financial information contained in this annual report. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and that the other information in this annual report is consistent with those statements. In preparing the financial statements, management makes informed judgments and estimates where necessary to reflect the expected effects of events and transactions that have not been completed.
   Management is also responsible for maintaining an internal control system designed to provide reasonable assurance at reasonable cost that assets are safeguarded against loss or unauthorized use and that financial records are adequate and can be relied upon to produce financial statements in accordance with generally accepted accounting principles. The system is supported by written policies and guidelines, by careful selection and training of financial management personnel and by an internal audit staff which coordinates its activities with the Company's independent accountants. To foster a strong ethical climate, the Parker Hannifin Code of Ethics is publicized throughout the Company. This addresses, among other things, compliance with all laws and accuracy and integrity of books and records. The Company maintains a systematic program to assess compliance.
   Coopers & Lybrand L.L.P., independent accountants, are retained to conduct an audit of Parker Hannifin's consolidated financial statements in accordance with generally accepted auditing standards and to provide an independent assessment that helps ensure fair presentation of the Company's financial position, results of operations and cash flows.
   The Audit Committee of the Board of Directors is composed entirely of outside directors. The Committee meets periodically with management, internal auditors and the independent accountants to discuss internal accounting controls and the quality of financial reporting. Financial management, as well as the internal auditors and the independent accountants, have full and free access to the Audit Committee.


Duane E. Collins                    Michael J. Hiemstra

Duane E. Collins                    Michael J. Hiemstra
President and                       Vice President -
Chief Executive Officer             Finance and Administration
                                    and Chief Financial Officer

                                  Page 13-31

Report of Independent Accountants

To the Shareholders and Board of Directors
Parker Hannifin Corporation


We have audited the accompanying consolidated balance sheet of Parker Hannifin Corporation and its subsidiaries at June 30, 1996 and 1995, and the related consolidated statements of income and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Parker Hannifin Corporation and its subsidiaries at June 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.


Coopers & Lybrand L.L.P.

Cleveland, Ohio
August 1, 1996

                                  Page 13-32

FIVE-YEAR FINANCIAL SUMMARY
(Dollars in thousands, except per share amounts)
                                                           1996         1995      1994(a)         1993      1992(b)
Net sales                                           $ 3,586,448  $ 3,214,370  $ 2,576,337  $ 2,489,323  $ 2,375,808
Cost of sales                                         2,756,343    2,448,264    2,053,376    2,004,955    1,925,800
Selling, general and administrative expenses            425,449      384,581      302,668      310,765      282,861
Provision for business restructuring activities                                    18,773       22,879       14,798
Impairment of long-term assets                                                     35,483
Interest expense                                         36,667       30,922       37,832       47,056       52,190
Interest and other income, net                           (8,537)      (2,335)      (3,879)      (5,457)      (6,380)
Loss on disposal of assets                                2,047        4,531       19,635        1,059        1,148
Income taxes                                            134,812      130,169       60,274       43,010       41,912
Income - continuing operations                          239,667      218,238       52,175       65,056       63,479
Income before extraordinary item and cumulative
  effect of changes in accounting principles            239,667      218,238       52,175       65,056       63,479
Net income                                              239,667      218,238       47,652       65,056       11,218
Earnings per share - continuing operations                 3.23         2.96          .71          .89          .88
Earnings per share before extraordinary item
  and cumulative effect of changes in
  accounting principles                                    3.23         2.96          .71          .89          .88
Earnings per share                                  $      3.23  $      2.96  $       .65  $       .89  $       .15
Average number of shares outstanding (thousands)         74,174       73,717       73,107       72,710       72,429
Cash dividends per share                            $       .72  $       .68  $       .65  $       .64  $       .62
Cash dividends paid                                 $    53,325  $    49,961  $    47,445  $    46,121  $    44,382
Net income as a percent of net sales                        6.7%         6.8%         1.8%         2.6%         0.5%
Return on average assets                                    9.2%        10.3%         2.5%         3.3%         0.6%
Return on average equity                                   18.6%        20.2%         5.0%         7.0%         1.2%
Book value per share                                $     18.63  $     16.10  $     13.16  $     12.80  $     12.86
Current assets                                        1,402,124    1,246,382    1,031,308    1,056,443    1,055,776
Current liabilities                                     766,882      652,621      504,444      468,254      383,603
Working capital                                     $   635,242  $   593,761  $   526,864  $   588,189  $   672,173
Ratio of current assets to current liabilities              1.8          1.9          2.0          2.3          2.8
Plant and equipment, net continuing                 $   991,777  $   815,771  $   717,300  $   736,056  $   752,490
Total assets                                          2,887,124    2,302,209    1,925,744    1,963,590    1,958,120
Long-term debt                                          439,797      237,157      257,259      378,476      446,974
Shareholders' equity                                $ 1,383,958  $ 1,191,514  $   966,351  $   932,900  $   934,019
Debt to debt-equity percent                                30.7%        21.9%        22.7%        33.3%        34.0%
Depreciation continuing                             $   126,544  $   110,527  $   106,546  $   109,673  $   102,628
Capital expenditures continuing                     $   201,693  $   151,963  $    99,914  $    91,484  $    84,955
Number of employees                                      33,289       30,590       26,730       25,646       26,669
Number of shareholders                                   35,403       35,629       29,625       30,414       30,836
Number of shares outstanding at year-end (thousands)     74,292       74,002       73,410       72,902       72,614

(a)  Includes an extraordinary item for the early retirement of debt.
(b) Includes the cumulative effect of changes in accounting principles for SFAS No. 106, Employer's Accounting for Postretirement Benefits Other than Pensions and SFAS No. 109, Accounting for Income Taxes.

                                  Page 13-33