Form 10-K405, Exhibit 13
period 1997-06-30
PARKER HANNIFIN CORP
filed 1997-09-29
CIK 76334

Exhibit (13)* to Report
                               on Form 10-K for Fiscal
                              Year Ended June 30, 1997
                           by Parker-Hannifin Corporation



Excerpts from Annual Report to Shareholders for the fiscal year ended June 30, 1997.



              *Numbered in accordance with Item 601 of Regulation S-K.

DISCUSSION OF STATEMENT OF INCOME

THE CONSOLIDATED STATEMENT OF INCOME summarizes Parker's operating performance over the last three years.
   NET SALES of $4.09 billion for fiscal 1997 were 14.1 percent higher than $3.59 billion in 1996. Acquisitions accounted for more than half of this increase. Order demand was strong for the North American Industrial operations, especially within the factory automation, machine tool, and agricultural and construction equipment markets. There was also increasing demand for sealing products, and light-truck and automotive products. The International Industrial operations' results were relatively flat with Europe experiencing a soft economy for most of the year. Volume increases were partially offset by currency rate changes. Fourth-quarter order demand began to show signs of recovery in Europe. The Aerospace operations achieved the majority of the sales growth as demand was strong within the OEM commercial and general aviation industries and the maintenance, repair and overhaul business.
   Acquisitions contributed nearly 60 percent of the 1996 increase of 11.6 percent over 1995. During 1996 the North American Industrial operations experienced strong growth in the semiconductor and telecommunications markets, but this was partially offset by a slowdown in the heavy-duty truck market. International Industrial operations experienced a soft economy in Europe during 1996 following stronger performance in 1995. Aerospace operations experienced strong growth during 1996 as gains were made in both original equipment and maintenance, repair and overhaul markets.
   The Company is anticipating strong growth for the next year as Industrial markets are expected to continue to grow within North America. If the European economy continues to strengthen, the Company expects significant growth within the European operations. In addition, the Company expects to improve through continuing growth in Latin America and Asia Pacific, and with the completion of potential acquisitions. Strong demand within the Aerospace commercial markets and a presumed stabilized military marketplace provide a positive outlook for the Aerospace business as well.
   NET INCOME of $274.0 million for 1997 was 14.3 percent higher than 1996.
Net income of $239.7 million for 1996 was 9.8 percent higher than income of $218.2 million in 1995. Net income as a percentage of sales was 6.7 percent in 1997 and 1996, compared to 6.8 percent in 1995.
   GROSS PROFIT MARGIN was 22.9 percent in 1997 compared to 23.1 percent in 1996 and 23.8 percent in 1995. Higher volume resulted in improved capacity utilization and higher margins for most of the North American Industrial and Aerospace operations. Offsetting this improvement, newly acquired operations within Industrial International and Aerospace continued to contribute lower margins, although improving throughout the year. In addition, weak demand throughout Europe resulted in lower capacity utilization and reduced gross profit for the International operations.
   The margin decline in 1996 resulted from acquisitions contributing lower margins and the Company incurring one-time integration costs. In addition, as the mix of products and volume levels changed, certain business units within the Industrial operations adjusted inventory levels and production schedules to meet new levels of demand. Despite lower margins contributed by an acquisition, Aerospace operations improved margins in 1996 due to a better product mix and higher volume, which allowed better absorption of fixed costs.

                                  Page 13-1

   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES as a percent of sales decreased to 11.6 percent, from 11.9 percent in 1996, and 12.0 percent in 1995. As volume increased in 1997 and 1996, these expenses remained relatively even, except for additional expense from acquisitions. Also, additional selling expenses were incurred as new sales offices were opened and marketing efforts were increased within International markets during 1997 and 1996.
   INTEREST EXPENSE increased by $10.0 million in 1997 and $5.7 million in 1996. During the second half of 1996 additional debt was incurred to finance several acquisitions.
   INTEREST AND OTHER INCOME, NET decreased to $5.6 million in 1997 from $8.5 million in 1996 primarily due to income received in 1996 from several minor Corporate investments, which did not repeat in 1997. The income in 1996 from these investments, along with additional interest income, caused the increase from $2.3 million in 1995.
   GAIN (LOSS) ON DISPOSAL OF ASSETS was a $3.0 million gain in 1997 as compared to a $2.0 million loss in 1996 and $4.5 million loss in 1995. The 1997 gain includes $17.1 million income from the sale of real estate in California. This income was substantially offset by $13.3 million accrued for exit costs and charges for impaired assets related to the relocation of the corporate headquarters. The decrease in the loss for 1996 is due to fewer costs for facility relocations and a gain on the sale of a division.
   INCOME TAXES decreased to an effective rate of 35.5 percent in 1997 as compared to 36.0 percent in 1996 and 37.4 percent in 1995. The reduction in the rate for 1997 is the result of an increased tax benefit based on the export of product manufactured in the U.S. The reduction in the rate for 1996 was the result of foreign tax credit benefits and a reduction in the effective state tax rate.
   YEAR 2000 CONSIDERATIONS - The Company is taking actions to assure that its computer systems are capable of processing periods for the year 2000 and beyond. The costs associated with this are not expected to significantly affect the results of the Company.


DISCUSSION OF BALANCE SHEET

THE CONSOLIDATED BALANCE SHEET shows the Company's financial position at year end, compared with the previous year end. This statement provides information to assist in assessing factors such as the Company's liquidity and financial resources.
   The effect of currency rate changes during the year caused a $48.1 million decrease in the Foreign currency translation adjustments equity account. These rate changes also caused significant decreases in accounts receivable, inventories, goodwill and plant and equipment, as well as significant decreases in accounts payable and the various accrual accounts.
   Working capital and the current ratio improved in 1997 as follows:

Working Capital (millions)       1997      1996
_______________________________________________
   Current Assets             $ 1,500   $ 1,402
   Current Liabilities            716       767
   Working Capital                784       635
   Current Ratio                  2.1       1.8
===============================================
                                  Page 13-2

   ACCOUNTS RECEIVABLE are primarily due from customers for sales of product ($554.5 million at June 30, 1997, compared to $490.9 million at June 30,
1996). The current year increase in accounts receivable is primarily due to the increased volume, especially in the last months of the fiscal year. Days sales outstanding for the Company decreased slightly from 1996.
   INVENTORIES were $727.8 million at June 30, 1997, compared to $707.2 million a year ago. This increase in inventories, due to acquisitions and volume increases, was mostly within work in process. Months supply of inventory on hand at June 30, 1997 decreased to 3.4 months from 3.9 months at June 30, 1996.
    PLANT AND EQUIPMENT, net of accumulated depreciation, increased $29.0 million in 1997 as a result of acquisitions and capital expenditures which exceeded annual depreciation.
   INVESTMENTS AND OTHER ASSETS increased $25.8 million in 1997 primarily as a result of an increase in the cash surrender value of corporate-owned life insurance contracts and a net receivable resulting from two currency hedges.
   EXCESS COST OF INVESTMENTS OVER NET ASSETS ACQUIRED decreased $34.9 million in 1997 as a result of currency rate fluctuations and amortization, partially offset by increases from acquisitions. The additional excess cost of investments in 1997 is being amortized over 15 years.
   ACCOUNTS PAYABLE, TRADE increased $30.0 million in 1997 due to increased volume near the end of the fourth quarter. The majority of the increase was within the Industrial North American operations.
   ACCRUED PAYROLLS AND OTHER COMPENSATION increased $16.3 million in 1997 primarily as a result of incentive plans based on sales and earnings.
   NOTES PAYABLE and LONG-TERM DEBT decreased a total of $111.0 million in 1997 primarily due to the reduction of commercial paper notes. See the Cash Flows From Financing Activities section on page 13-5 for further discussion.
   The Company's goal is to maintain no less than an "A" rating on senior debt to ensure availability and reasonable cost of external funds. To meet this objective, the Company has established the financial goal of maintaining a ratio of debt to debt-equity of 30 to 33 percent.

Debt to Debt-Equity Ratio (millions)    1997         1996
__________________________________________________________
   Debt                              $   503      $   614
   Debt & Equity                       2,050        1,998
   Ratio                                24.5%        30.7%
==========================================================

   In fiscal 1998 no additional borrowings are anticipated for the stock repurchase program, capital investments, or working capital purposes, but may be utilized for acquisitions.
   PENSIONS AND OTHER POSTRETIREMENT BENEFITS remained level at $252.7 million in 1997. These costs are explained further in Note 8 to the Consolidated Financial Statements.
   OTHER LIABILITIES increased $5.8 million in 1997 due to increases within unfunded deferred compensation plans.

                                  Page 13-3

DISCUSSION OF CASH FLOWS

THE CONSOLIDATED STATEMENT OF CASH FLOWS reflects cash inflows and outflows from the Company's operating, investing and financing activities.
   Cash and cash equivalents increased $5.0 million in 1997 after remaining level in 1996 and decreasing $17.8 million in 1995. The major components of these changes in cash flows are as follows:
   CASH FLOWS FROM OPERATING ACTIVITIES -- The Company's largest source of cash continues to be net cash provided by operating activities. Net cash provided by operating activities in 1997 was $392.3 million compared to $338.0 million in 1996. This increase of $54.3 million is principally the result of an increase of $34.4 million in Net income and the noncash expenses of Depreciation and Amortization increasing $28.5 million. Accounts receivable used cash of $76.1 million in 1997 as a result of increased volume, compared to providing cash of $8.7 million in 1996. Inventories also used cash of $27.0 million in 1997, an increase of $12.0 million compared to the cash used in 1996. Partially offsetting these uses of cash, Accounts payable, trade provided cash of $31.7 million in 1997 compared to using cash of $15.5 million in 1996. Current year increases in Other accrued liabilities also provided cash of $16.0 million in 1997 compared to using cash of $31.8 million in 1996.
   The net cash provided by operating activities in 1996 increased $97.8 million compared to 1995. This increase is partially the result of an increase of $21.4 million in Net income, in addition to the noncash expenses of Depreciation and Amortization increasing $21.4 million. Accounts receivable provided cash of $8.7 million in 1996 compared to using $53.1 million cash in 1995. Inventories increased in 1996 as a result of increased volume, using cash of $15.0 million, much less than the use of $85.8 million cash for inventory increases in 1995. Accounts payable, trade used cash of $15.5 million in 1996 as compared to providing cash of $29.7 million in 1995. Other accrued liabilities used additional cash of $25.8 million in 1996 versus 1995.
   Cash paid for income taxes was $145,663 in 1997, $135,380 in 1996 and $123,590 in 1995.
   CASH FLOWS FROM INVESTING ACTIVITIES -- Net cash used in investing activities was $366.0 million lower in 1997 than 1996. The most significant use of cash in 1997 was Capital expenditures, which at $189.2 million was $12.5 million less than the previous year. Over the past three years the Company has invested $542.9 million in Capital expenditures, which demonstrates the Company's commitment to efficient manufacturing technology. The most significant reduction in the use of cash was for investing in Acquisitions which was reduced $334.2 million in 1997. Cash used for Acquisitions was $31.5 million in 1997; $365.6 million in 1996 and $126.7 million in 1995. The use of cash for Acquisitions shown in the statement represents the net assets of the acquired companies at their respective acquisition dates and consists of the following:

                                  Page 13-4

(In thousands)                  1997        1996        1995
____________________________________________________________
Assets acquired:
Accounts receivable         $  4,549    $ 70,916    $ 31,160
Inventories                   13,410      77,582      30,528
Prepaid expenses                 247       1,459         774
Deferred income taxes          1,576      18,942         149
Plant & equipment             15,283     124,222      57,613
Other assets                  10,475     247,388      53,679
____________________________________________________________
                              45,540     540,509     173,903
____________________________________________________________
Liabilities assumed:
Notes payable                  2,050      13,256       4,180
Accounts payable               2,418      26,880      11,680
Accrued payrolls                 471      10,377       3,823
Accrued taxes                    941      11,620       5,641
Other accrued liabilities      4,582      47,820       8,053
Long-term debt                 2,454       8,235      10,772
Pensions and other
   postretirement benefits     1,163      49,798       1,243
Other liabilities                          6,900       1,798
____________________________________________________________
                              14,079     174,886      47,190
____________________________________________________________
Net assets acquired         $ 31,461   $ 365,623   $ 126,713
============================================================

   CASH FLOWS FROM FINANCING ACTIVITIES -- In 1997 the Company decreased its outstanding borrowings by a net total of $121.3 million. The Company paid off all commercial paper and selected notes payable within the International operations as of June 30, 1997. In 1996 the Company increased its outstanding borrowings by a net total of $273.2 million primarily to fund acquisitions. During 1996 the Company registered $400,000 of debt securities for future issuance. In May 1996, $100,000 of 15-year debentures were issued. In June 1996, an additional $95,000 of medium-term notes were issued. The remaining increase in borrowings was primarily through the utilization of commercial paper notes. During 1995 outstanding borrowings increased $43.3 million.
   Common share activity resulted from the repurchase of stock and the exercise of stock options. Dividends have been paid for 188 consecutive quarters, including a yearly increase in dividends for the last 41 fiscal years. The current annual dividend rate, after a 3-shares-for-2 common stock split paid on September 5, 1997, is $.60 per share.
   Cash paid for interest, net of capitalized interest, was $46,812 in 1997, $35,554 in 1996 and $29,573 in 1995. Noncash financing activities included the reduction in principal of the ESOP debt guarantee, which amounted to $13,468 in 1996 and $12,229 in 1995.
   In summary, based upon the Company's past performance and current expectations, management believes that the cash flows generated from future operating activities, combined with the Company's worldwide financial capabilities, will provide adequate funds to support planned growth and continued improvements in Parker's manufacturing facilities and equipment.

                                  Page 13-5

DISCUSSION OF BUSINESS SEGMENT INFORMATION

THE BUSINESS SEGMENT INFORMATION presents sales, operating income and assets by the principal industries and geographic areas in which Parker's various businesses operate.

INDUSTRIAL SEGMENT
_____________________________________________________
                              1997     1996     1995
_____________________________________________________
Operating income as a
    percent of sales          12.5%    12.4%    13.6%
Return on average assets      18.7%    18.3%    22.3%
_____________________________________________________

   Sales for the Industrial segment increased 8.9 percent in 1997 and 10.1 percent in 1996. Sales for the North American operations increased to $2.2 billion in 1997, 9.1 percent over 1996, following 1996's increase of 7.4 percent over 1995. Nearly one-fifth of the 1997 increase and one-half of the 1996 increase were due to acquisitions. The growth in 1997 was spread among numerous markets. The 1996 growth was due to new products as well as expanding markets, offset by reduced demand within the heavy-duty truck market which had reached record-level volume in 1995.
   Recent order entry indicates strong growth for the North American operations for 1998 as a result of gains in market share as well as market growth. In addition, the Company expects to increase sales through acquisitions.
   International Industrial sales increased to a record $1.1 billion, 8.5 percent over 1996. Without the significant impact of changes in currency rates, volume for 1997 increased nearly 15 percent. Net of the impact from currencies, acquisitions accounted for a majority of the 1997 increase. Demand in Europe was relatively weak for the majority of 1997 with some improvement occurring in the fourth quarter. Latin America made an impressive recovery during the year with strength returning in Brazilian markets. Asia Pacific also contributed to the growth in 1997.
   International sales for 1996 increased 15.9 percent over 1995, three-fourths due to acquisitions. Without the effect of currencies, sales for 1996 would have increased approximately 15.7 percent. During 1996 sales growth in Europe moderated after a strong recovery and peak performance in 1995. Latin American operations suffered through a weakened economy throughout most of 1996.
   Backlog for the Industrial Segment was $510.8 million at June 30, 1997, compared to $464.6 million at the end of the prior period. Although acquisitions contributed to this increase, the primary growth is due to the increased volume within the North American operations. The 1996 increase over backlog of $441.2 million at June 30, 1995 was due to acquisitions.
   Operating income for the segment increased 9.7 percent in 1997 after remaining flat from 1995 to 1996. North American operations increased 11.4 percent with Income from operations as a percent of sales improving to 15.3 percent from 15.0 percent in 1996. Higher capacity utilization resulting from increased volume within the North American operations improved operating margins. Raw material prices remained relatively stable during 1997 and

                                  Page 13-6
customer pricing was very competitive.
   International Income from operations increased 2.7 percent from 1996 while Income as a percent of sales decreased to 6.9 percent from 7.3 percent. Soft markets in Europe caused lower production levels and lower absorption of fixed costs.
   In 1996 and much of 1997 acquisitions contributed lower margins primarily within International, but also within North America, because of the integration costs incurred without the benefit of synergies yet to be realized. A changing product mix in 1996 also had a negative effect on manufacturing costs and overhead absorption in certain business units, as inventory levels were re-aligned.
   Assets for the Industrial segment increased only slightly in 1997 after an increase of 15.2 percent in 1996 primarily due to acquisitions. In 1997 currency fluctuations offset increases from acquisitions and increases in accounts receivable and inventories due to additional volume. During 1996 accounts receivable and inventories within North America increased as a result of increased volume, while these assets, before the effect of acquisitions, declined within International. In both years net plant and equipment increased due to capital expenditures exceeding depreciation.

AEROSPACE SEGMENT
_____________________________________________________
                              1997     1996     1995
_____________________________________________________
Operating income as a
    percent of sales          12.7%    13.7%    11.8%
Return on average assets      17.7%    19.2%    19.7%
_____________________________________________________

   Sales increased 38.8 percent in 1997 and 19.2 percent in 1996. In both years over one-half of the increase was due to the Abex NWL acquisition. Aerospace markets experienced strong growth during 1997 following the slight recovery in 1996 and the relatively flat volume for several years preceding 1996. Gains were primarily within the commercial-transport original equipment market as the military market remained relatively flat during 1997 as in several years prior. Market penetration in the maintenance, repair and overhaul markets helped make significant gains in volume as well.
   Backlog at June 30, 1997 was $976.2 million compared to $866.3 million in 1996, reflecting the strong growth of the commercial aircraft market. The Abex acquisition contributed to the significant increase in backlog in 1996 from a balance of $584.5 million at the end of 1995.
   Operating income increased 28.3 percent in 1997 and 38.3 percent in 1996, but declined as a percent of sales in 1997. The decline in margins from the prior year is primarily the result of lower margins contributed by the Abex operations which are still in the integration phase. In addition, the segment incurred an increase in long-term contract reserves related to several new contracts.
  An improvement in margins in 1996 was the result of a very favorable product mix, with contributions from aftermarket sales, initial spare-parts provisioning for new commercial aircraft and original equipment military sales.
   Assets increased 8.0 percent in 1997. Increases in customer receivables and

                                  Page 13-7
inventories were partially offset by a decrease in net goodwill. Assets more than doubled in 1996, primarily due to the Abex NWL acquisition. In addition, increased volume caused increases in customer receivables and inventories in 1996.
   CORPORATE ASSETS increased 33.2 percent in 1997 as a result of the construction of a new corporate headquarters, a net receivable resulting from two currency hedges and an increase in short-term investments.


                                  Page 13-8

CONSOLIDATED STATEMENT OF INCOME
(Dollars in thousands, except per share amounts)

                  For the years ended June 30,       1997          1996          1995
NET SALES                                     $ 4,091,081   $ 3,586,448   $ 3,214,370
Cost of sales                                   3,152,988     2,756,343     2,448,264
                                              ___________   ___________   ___________
Gross profit                                      938,093       830,105       766,106

Selling, general and administrative expenses      475,180       425,449       384,581
                                              ___________   ___________   ___________
INCOME FROM OPERATIONS                            462,913       404,656       381,525

Other income (deductions):
   Interest expense                               (46,659)      (36,667)      (30,922)
   Interest and other income, net                   5,623         8,537         2,335
   Gain (loss) on disposal of assets                2,990        (2,047)       (4,531)
                                              ___________   ___________   ___________
                                                  (38,046)      (30,177)      (33,118)
                                              ___________   ___________   ___________
Income before income taxes                        424,867       374,479       348,407

Income taxes (Note 3)                             150,828       134,812       130,169
                                              ___________   ___________   ___________
NET INCOME                                    $   274,039   $   239,667   $   218,238
                                              ===========   ===========   ===========

EARNINGS PER SHARE (Note 4)                   $      2.46   $      2.15   $      1.97

The accompanying notes are an integral part of the financial statements.


                                  Page 13-9

QUARTERLY INFORMATION
(Dollars in thousands, except per share amounts)

1997 (a)                       1st         2nd           3rd           4th         Total
Net sales                $ 959,328   $ 969,587   $ 1,047,100   $ 1,115,066   $ 4,091,081
Gross profit               204,830     208,264       246,522       278,477       938,093
Net income                  51,105      52,564        77,964        92,406       274,039
Earnings per share (b)         .46         .47           .70           .83          2.46

1996 (a)                       1st         2nd           3rd           4th         Total
Net sales                $ 839,054   $ 824,376   $   931,356   $   991,662   $ 3,586,448
Gross profit               193,445     182,895       223,429       230,336       830,105
Net income                  57,375      48,396        69,128        64,768       239,667
Earnings per share (b)         .52         .43           .62           .58          2.15

(a)  Quarterly Information is unaudited.
(b) Earnings per share have been adjusted for the 3-shares-for-2 common stock split paid September 5, 1997.


                                  Page 13-10

CONSOLIDATED BALANCE SHEET
(Dollars in thousands)

                                     June 30,       1997          1996
ASSETS
CURRENT ASSETS
Cash and cash equivalents                    $    68,997   $    63,953
Accounts receivable, less allowance
  for doubtful accounts
 (1997 - $5,904; 1996 - $6,445)                  601,724       538,645
Inventories (Notes 1 and 5):
  Finished products                              317,494       332,213
  Work in process                                304,743       269,934
  Raw materials                                  105,610       105,078
                                             ___________   ___________
                                                 727,847       707,225
Prepaid expenses                                  17,366        16,031
Deferred income taxes (Notes 1 and 3)             83,627        76,270
                                             ___________   ___________
TOTAL CURRENT ASSETS                           1,499,561     1,402,124

Plant and equipment (Note 1):
  Land and land improvements                      96,995       101,290
  Buildings and building equipment               486,655       494,374
  Machinery and equipment                      1,443,820     1,373,150
  Construction in progress                       111,121        79,479
                                             ___________   ___________
                                               2,138,591     2,048,293
Less accumulated depreciation                  1,117,848     1,056,516
                                             ___________   ___________
                                               1,020,743       991,777

Investments and other assets (Note 1)            174,142       148,363
Excess cost of investments over
  net assets acquired (Note 1)                   285,264       320,152
Deferred income taxes (Notes 1 and 3)             19,236        24,708
                                             ___________   ___________
TOTAL ASSETS                                 $ 2,998,946   $ 2,887,124
                                             ===========   ===========


                                  Page 13-11

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable, including long-term debt
  payable within one year (Notes 6 and 7)    $    69,738   $   173,789
Accounts payable, trade                          266,848       236,871
Accrued payrolls and other compensation          144,481       128,136
Accrued domestic and foreign taxes                51,374        49,718
Other accrued liabilities                        183,570       178,368
                                             ___________   ___________
TOTAL CURRENT LIABILITIES                        716,011       766,882

Long-term debt (Note 7)                          432,885       439,797
Pensions and other postretirement
  benefits (Notes 1 and 8)                       252,709       253,616
Deferred income taxes (Notes 1 and 3)             26,007        24,683
Other liabilities                                 24,033        18,188
                                             ___________   ___________
TOTAL LIABILITIES                              1,451,645     1,503,166

SHAREHOLDERS' EQUITY (Note 9)
Serial preferred stock, $.50 par value,
  authorized 3,000,000 shares; none issued
Common stock, $.50 par value,
  authorized 300,000,000 shares; issued
  111,809,085 shares in 1997 and
  111,437,875 shares in 1996 at par value         55,905        55,719
Additional capital                               150,702       146,686
Retained earnings                              1,378,297     1,160,828
Foreign currency translation adjustments         (27,345)       20,725
                                             ___________   ___________
                                               1,557,559     1,383,958
Common stock in treasury at cost;
  282,915 shares in 1997                         (10,258)        ---
                                             ___________   ___________
TOTAL SHAREHOLDERS' EQUITY                     1,547,301     1,383,958
                                             ___________   ___________
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $ 2,998,946   $ 2,887,124
                                             ===========   ===========

The accompanying notes are an integral part of the financial statements.


                                  Page 13-12

CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in thousands)

                              For the years ended June 30,     1997        1996        1995
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                $ 274,039   $ 239,667   $ 218,238
Adjustments to reconcile net income to net cash
      provided by operating activities:
   Depreciation                                             146,253     126,544     110,527
   Amortization                                              23,580      14,819       9,403
   Deferred income taxes                                     (1,269)     (3,691)     (4,299)
   Foreign currency transaction loss                          1,947       1,733       1,903
   (Gain) loss on sale of plant and equipment                (9,811)      3,506       3,728
   Changes in assets and liabilities, net of effects
     from acquisitions and dispositions:
      Accounts receivable                                   (76,081)      8,723     (53,052)
      Inventories                                           (27,007)    (15,046)    (85,795)
      Prepaid expenses                                       (1,234)       (157)        617
      Other assets                                          (26,130)    (20,444)    (13,716)
      Accounts payable, trade                                31,672     (15,503)     29,668
      Accrued payrolls and other compensation                23,929      11,586      24,726
      Accrued domestic and foreign taxes                      4,282      (3,589)     (9,159)
      Other accrued liabilities                              16,026     (31,800)     (5,987)
      Pensions and other postretirement benefits              6,823      19,404      12,396
      Other liabilities                                       5,291       2,229         937
                                                          _________   _________   _________
         Net cash provided by operating activities          392,310     337,981     240,135


                                  Page 13-13

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions (excluding cash of $1,394 in 1997,
   $20,479 in 1996 and $5,961 in 1995)                      (31,461)   (365,623)   (126,713)
Capital expenditures                                       (189,201)   (201,693)   (151,963)
Proceeds from sale of plant and equipment                    11,307       9,387      13,045
Other                                                        14,624      (2,812)      1,409
                                                          _________   _________   _________
         Net cash (used in) investing activities           (194,731)   (560,741)   (264,222)

CASH FLOWS FROM FINANCING ACTIVITIES
(Payments of) proceeds from common share activity           (10,184)      4,967      11,528
(Payments of) proceeds from notes payable, net             (100,655)     81,194      62,021
Proceeds from long-term borrowings                            9,390     201,724      20,764
(Payments of) long-term borrowings                          (30,059)     (9,696)    (39,438)
Dividends paid, net of tax benefit of ESOP shares           (56,570)    (53,325)    (49,961)
                                                          _________   _________   _________
         Net cash (used in) provided by
           financing activities                            (188,078)    224,864       4,914

Effect of exchange rate changes on cash                      (4,457)     (1,981)      1,413
                                                          _________   _________   _________
Net increase (decrease) in cash and cash equivalents          5,044         123     (17,760)

Cash and cash equivalents at beginning of year               63,953      63,830      81,590
                                                          _________   _________   _________
Cash and cash equivalents at end of year                  $  68,997   $  63,953   $  63,830
                                                          =========   =========   =========

The accompanying notes are an integral part of the financial statements.


                                  Page 13-14

BUSINESS SEGMENT INFORMATION - BY INDUSTRY
(Dollars in thousands)

                                                 1997          1996          1995
NET SALES, including intersegment sales:
  Industrial:
   North America                          $ 2,156,043   $ 1,976,351   $ 1,839,810
   International                            1,073,201       989,359       853,537
  Aerospace                                   862,659       621,465       521,451
  Intersegment sales                             (822)         (727)         (428)
                                          ___________   ___________   ___________
                                          $ 4,091,081   $ 3,586,448   $ 3,214,370
                                          ===========   ===========   ===========
INCOME FROM OPERATIONS before corporate
     general and administrative expenses:
  Industrial:
   North America                          $   329,967   $   296,081   $   280,189
   International                               74,058        72,093        85,470
  Aerospace                                   109,470        85,329        61,711
                                          ___________   ___________   ___________
                                              513,495       453,503       427,370
  Corporate general and
    administrative expenses                    50,582        48,847        45,845
                                          ___________   ___________   ___________
  Income from operations                      462,913       404,656       381,525

  Other deductions                             38,046        30,177        33,118
                                          ___________   ___________   ___________
  Income before income taxes              $   424,867   $   374,479   $   348,407
                                          ===========   ===========   ===========

IDENTIFIABLE ASSETS:
  Industrial                              $ 2,167,820   $ 2,150,506   $ 1,866,336
  Aerospace (a)                               643,694       595,865       294,053
                                          ___________   ___________   ___________
                                            2,811,514     2,746,371     2,160,389

  Corporate assets (a)(b)                     187,432       140,753       141,820
                                          ___________   ___________   ___________
                                          $ 2,998,946   $ 2,887,124   $ 2,302,209
                                          ===========   ===========   ===========

PROPERTY ADDITIONS: (c)
  Industrial                              $   173,635   $   259,356   $   199,294
  Aerospace                                    20,608        63,437         6,448
  Corporate (d)                                32,078         3,122         3,834
                                          ___________   ___________   ___________
                                          $   226,321   $   325,915   $   209,576
                                          ===========   ===========   ===========

                                  Page 13-15

DEPRECIATION:
  Industrial                              $   119,948   $   106,553   $    92,234
  Aerospace                                    19,517        17,267        15,661
  Corporate                                     6,788         2,724         2,632
                                          ___________   ___________   ___________
                                          $   146,253   $   126,544   $   110,527
                                          ===========   ===========   ===========

(a) Fiscal 1996 results have been restated to correct the classification of certain deferred taxes.

(b) Corporate assets are principally cash and cash equivalents, domestic deferred income taxes, investments, headquarters facilities, idle facilities held for sale and the major portion of the Company's domestic data processing equipment.

(c) Includes value of net plant and equipment at the date of acquisition of acquired companies accounted for by the purchase method (1997 - $15,283; 1996 - $124,222; 1995 - $57,613).

(d) Fiscal 1997 includes $21,837 for real estate acquired in a tax-free exchange of property.

                                  Page 13-16

BUSINESS SEGMENT INFORMATION - BY GEOGRAPHIC AREA
(Dollars in thousands)

                                                 1997          1996          1995
NET SALES, including interarea sales:

  North America                           $ 3,062,947   $ 2,669,201   $ 2,423,283
  Europe                                    1,055,401       918,493       728,642
  All Other                                   190,584       155,963       156,455
  Interarea                                  (217,851)     (157,209)      (94,010)
                                          ___________   ___________   ___________
                                          $ 4,091,081   $ 3,586,448   $ 3,214,370
                                          ===========   ===========   ===========

INCOME FROM OPERATIONS before
  corporate general and administrative expenses:

  North America                           $   429,432   $   381,154   $   341,204
  Europe                                       70,926        63,083        66,368
  All Other                                    13,137         9,266        19,798
                                          ___________   ___________   ___________
                                              513,495       453,503       427,370
Corporate general and
  administrative expenses                      50,582        48,847        45,845
                                          ___________   ___________   ___________
Income from operations                    $   462,913   $   404,656   $   381,525
                                          ===========   ===========   ===========


IDENTIFIABLE ASSETS:
  North America (a)                       $ 1,808,154   $ 1,678,680   $ 1,346,601
  Europe                                      859,774       933,201       704,061
  All Other                                   143,586       134,490       109,727
                                          ___________   ___________   ___________
                                          $ 2,811,514   $ 2,746,371   $ 2,160,389

Corporate assets (a)(b)                       187,432       140,753       141,820
                                          ___________   ___________   ___________
                                          $ 2,998,946   $ 2,887,124   $ 2,302,209
                                          ===========   ===========   ===========

(a) Fiscal 1996 results have been restated to correct the classification of certain deferred taxes.

(b) Corporate assets are principally cash and cash equivalents, domestic deferred income taxes, investments, headquarters facilities, idle facilities held for sale and the major portion of the Company's domestic data processing equipment.

                                  Page 13-17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

1.  SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the accompanying consolidated financial statements are summarized below.

   NATURE OF OPERATIONS - The Company is a leading worldwide producer of motion control products, including fluid power systems, electromechanical controls and related components.
   The Company operates in two principal business segments: Industrial and Aerospace. The Industrial Segment produces motion-control and fluid power system components for builders and users of various types of manufacturing, packaging, processing, transportation, agricultural, construction, and military machinery, vehicles and equipment. Industrial Segment products are marketed primarily through field sales employees and more than 7,500 independent distributors. The North American Industrial business represents the largest portion of the Company's manufacturing plants and distribution networks and primarily services North America. The International Industrial operations bring Parker products and services to countries throughout Europe, Asia Pacific and Latin America.
   The Aerospace Segment produces hydraulic, pneumatic and fuel systems and components which are utilized on virtually every domestic commercial, military and general aviation aircraft. Its components also perform a vital role in naval vessels, land-based weapons systems, satellites and space vehicles. This Segment serves original equipment and maintenance, repair and overhaul customers worldwide. Its products are marketed by field sales employees and are sold directly to the manufacturer and to the end user.
   There are no individual customers to whom sales are 3 percent or more of the Company's consolidated sales. Due to the diverse group of customers throughout the world the Company does not consider itself exposed to any concentration of credit risks.
   The Company manufactures and markets its products throughout the world. Although certain risks and uncertainties exist, the diversity and breadth of the Company's products and geographic operations mitigate significantly the risk that adverse changes in any event would materially affect the Company's operating results.

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

                                  Page 13-18

   CASH - Cash equivalents consist of short-term highly liquid investments, with a three-month or less maturity, carried at cost plus accrued interest, which are readily convertible into cash.

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

   STOCK SPLIT - On July 10, 1997 the Company's Board of Directors authorized a 3-shares-for-2 split of the Company's common shares, payable on September 5, 1997 to shareholders of record August 21, 1997. Shareholders' equity has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from Additional capital to Common shares the par value of the additional shares arising from the split. In addition, all references in the financial statements to number of shares, per share amounts, stock option data, and market prices of the Company's common stock have been restated.

                                  Page 13-19

   FOREIGN CURRENCY TRANSLATION - Assets and liabilities of most foreign subsidiaries are translated at current exchange rates, and income and expenses are translated using weighted average exchange rates. The effects of these translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in a separate component of Shareholders' equity. Such adjustments will affect Net income only upon sale or liquidation of the underlying foreign investments, which is not contemplated at this time. Exchange gains and losses from transactions in a currency other than the local currency of the entity involved, and translation adjustments in countries with highly inflationary economies, are included in income.

   FINANCIAL INSTRUMENTS - The Company's financial instruments consist primarily of investments in cash, cash equivalents and long-term investments as well as obligations under notes payable and long-term debt. The carrying values for Cash and cash equivalents, Investments and other assets and Notes payable approximate fair value.
   The Company enters into forward exchange contracts (forward contracts) and cross-currency swap agreements to reduce its exposure to fluctuations in related foreign currencies. These contracts are with major financial institutions and the risk of loss is considered remote. The Company does not hold or issue derivative financial instruments for trading purposes.
   Gains or losses on forward contracts which hedge dividends from consolidated subsidiaries are accrued in Shareholders' equity. Gains or losses on forward contracts which hedge specific transactions are recognized in Net income, offsetting the underlying foreign currency gains or losses.
   Cross-currency swap agreements are recorded in Long-term debt as dollar-denominated receivables with offsetting foreign-currency payables. If the receivables more than offset the payables, the net difference is reclassified to an asset. Gains or losses are accrued monthly as an adjustment to Net income, offsetting the underlying foreign currency gains or losses. The differential between interest to be received and interest to be paid is accrued monthly as an adjustment to Interest expense.
   In addition, the Company's foreign locations, in the ordinary course of business, enter into financial guarantees, through financial institutions, which enable customers to be reimbursed in the event of nonperformance by the Company.
   The total value of open contracts and any risk to the Company as a result of the above mentioned arrangements is not material.


2.  ACQUISITIONS

On June 4, 1997 the Company acquired the remaining 50 percent of SAES-Parker UHP Components Corp., a manufacturer of valves for ultra-pure gas used in semiconductor manufacturing. On February 3, 1997 the Company purchased Hydroflex S.A. de C.V., a leading Mexican manufacturer of hydraulic hose, fittings and adapters located in Toluca, Mexico. On September 5, 1996 the Company purchased the assets of the industrial hydraulic product line of Hydraulik-Ring AG, of Nurtingen, Germany. Total purchase price for these businesses was approximately $29.3 million cash. Combined annual sales for these operations, for their most recent fiscal year prior to acquisition,

                                  Page 13-20
were approximately $52 million.
   Effective April 15, 1996 the Company acquired the aerospace assets of the Abex NWL Division of Pneumo Abex Corporation, a major international producer of aerospace hydraulic and electromechanical actuation equipment, engine thrust-reverser actuators, hydraulic pumps, and electrohydraulic servovalves headquartered in Kalamazoo, Michigan, for approximately $201 million cash. On February 29, 1996 the Company acquired VOAC Hydraulics AB, a worldwide leader in manufacturing mobile hydraulic equipment located in Boras, Sweden for approximately $163 million cash. Sales by these operations for their most recent fiscal year prior to acquisition approximated $366 million.
   In June 1996 the Company acquired the remaining 60 percent of Schrader Bellows Parker, S.A. de C.V., a Mexico City-based manufacturer of pneumatic and hydraulic products. On August 4, 1995 the Company purchased inventory and machinery from Teledyne Fluid Systems consisting of the Republic Valve product line, the Sprague double-diaphragm pump line and the Sprague airborne accumulator product line. On July 31, 1995 the Company purchased the assets of General Valve Corp. of Fairfield, New Jersey, a leading producer of miniature solenoid valves for high-technology applications. Total purchase price for these businesses was approximately $9.2 million cash and 152,000 shares of common stock valued at $6.1 million. Sales by these operations for their most recent fiscal year prior to acquisition approximated $24.8 million.
   Effective March 30, 1995 the Company acquired the assets of Figgie International's Power Systems Division, a manufacturer of hydraulic bladder accumulators and pneumatic cylinders headquartered in Rockford, Illinois. On March 3, 1995 the Company purchased the stock of Byron Valve and Machine Company, Inc. of Siloam Springs, Arkansas, a producer of distributors and flow raters. As of December 31, 1994 the Company purchased the Polyflex Schwarz Group of companies located in Germany, France and Texas, a manufacturer of reinforced high-pressure hoses, fittings and assemblies. The Company also purchased Hauser Elektronik GmbH, a producer of automation components and systems, based in Offenburg, Germany on December 31, 1994. Effective December 21, 1994 the Company sold its 49 percent interest in its Mexican joint venture, Conductores de Fluidos Parker and purchased its inventory and accounts receivable to form a new wholly-owned subsidiary, Parker Fluid Connectors de Mexico. On October 31, 1994 the Company acquired Symetrics, Inc., a Newbury Park, California manufacturer of aerospace quick-disconnect valved couplings. On September 30, 1994 the Company acquired Chomerics, Inc., a leading producer of electromagnetic interference-shielding materials, with plants in Massachusetts, New Hampshire and the United Kingdom. On August 1, 1994 the Company acquired the Automation Division of Atlas Copco AB, a Swedish manufacturer of pneumatic components. Total purchase price for these businesses was approximately $119.3 million cash and 108,680 shares of common stock valued at $5.1 million. Combined annual sales for these operations, for their most recent fiscal year prior to acquisition, were approximately $200 million.
   These acquisitions were accounted for by the purchase method, and results are included as of the respective dates of acquisition.


                                  Page 13-21

3.  INCOME TAXES

Income taxes include the following:
                             1997        1996        1995
__________________________________________________________
Federal                 $ 113,819   $  95,127   $  90,956
Foreign                    27,411      29,635      23,350
State and local            13,587      14,897      14,631
Deferred                   (3,989)     (4,847)      1,232
__________________________________________________________
                        $ 150,828   $ 134,812   $ 130,169
==========================================================
   A reconciliation of the Company's effective income tax rate to the statutory Federal rate follows:
                                    1997     1996     1995
____________________________________________________________
Statutory Federal income tax rate   35.0 %   35.0 %   35.0 %
State and local income taxes         2.0      2.3      2.6
FSC income not taxed                (1.8)    (1.1)    (1.3)
Foreign tax rate difference           .3       .7      1.0
Recognized loss carryforwards        (.6)    (1.1)    (1.8)
Other                                 .6       .2      1.9
____________________________________________________________
Effective income tax rate           35.5 %   36.0 %   37.4 %
============================================================
    Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:

                                                  1997        1996
___________________________________________________________________
Postretirement benefits                       $ 51,257    $ 50,485
Other liabilities and reserves                  61,061      50,445
Long-term contracts                             16,349      14,870
Operating loss carryforwards                    23,286      32,227
Foreign tax credit carryforwards                 1,405
Valuation allowance                             (1,768)     (2,770)
Depreciation                                   (63,963)    (55,890)
Acquisitions                                   (20,956)    (23,549)
Inventory                                       11,620      13,834
___________________________________________________________________
Net deferred tax asset (liability)            $ 78,291    $ 79,652
===================================================================
Change in net deferred tax asset (liability):
Provision for deferred tax                    $  3,989    $  4,847
Translation adjustment                          (2,932)     (2,918)
Acquisitions                                    (2,418)     14,179
___________________________________________________________________
Total change in net deferred tax              $ (1,361)   $ 16,108
===================================================================
   At June 30, 1997, foreign subsidiaries had benefits for operating loss

                                  Page 13-22
carryforwards of $23,286 for tax and $25,554 for financial reporting, most of which can be carried forward indefinitely. Use of operating loss carryforwards and currency adjustments reduced the valuation allowance.
   Non-current deferred income tax assets include an $18,707 tax benefit for the net operating loss carryforwards of the Company's German operations. The Company has not provided a valuation allowance that would be required under Statement of Financial Accounting Standards (SFAS) No. 109 if it is more likely that these benefits would not be realized. Although future events cannot be predicted with certainty, management continues to believe these benefits will be realized because: the tax loss carryforward period is unlimited; there are several tax planning strategies that can be used to reduce the carryforward; 26 percent of the losses were due to non-recurring restructuring charges with the remainder primarily the result of the recession in Europe; and the Company's German operations are returning to profitability.
   Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of certain international operations as those earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the eventual remittance of such earnings.


4.  EARNINGS PER SHARE

Earnings per share are computed using the weighted average number of shares of common stock outstanding during the year, adjusted for shares issued in acquisitions accounted for as poolings of interests and stock splits. Fully diluted earnings per share are not presented because such dilution is not material.


5.  INVENTORIES

Inventories valued on the last-in, first-out cost method are approximately 36% in 1997 and 37% in 1996 of total inventories. The current cost of these inventories exceeds their valuation determined on the LIFO basis by $140,364 in 1997 and $142,049 in 1996. Progress payments of $20,728 in 1997 and $22,810 in 1996 are netted against inventories.


6.  FINANCING ARRANGEMENTS

The Company has committed lines of credit totaling $450,000 through several multi-currency unsecured revolving credit agreements with a group of banks, of which $419,555 was available at June 30, 1997. Agreements totaling $50,000 expire December, 1997 and the remainder expire October, 2001. The interest on borrowings is based upon the terms of each specific borrowing and is subject to market conditions. The agreements also require facility fees of up to 8/100ths of one percent of the commitment per annum. Covenants in some of the agreements include a limitation on the Company's ratio of secured debt to net tangible assets.
   The Company has other lines of credit, primarily short-term, aggregating

                                  Page 13-23

$98,703, from various foreign banks, of which $69,923 was available at June 30, 1997. Most of these agreements are renewed annually.
   During June 1996, the Company announced a Medium-Term Note Program and registered $300,000 of medium-term notes of which $95,000 were issued and outstanding at June 30, 1997 and 1996.
   The Company is authorized to sell up to $400,000 of short-term commercial paper notes, rated A-1 by Standard & Poor's, P-1 by Moody's and D-1 by Duff & Phelps. There were no commercial paper notes outstanding at June 30, 1997. At June 30, 1996 there were $98,400 of commercial paper notes outstanding which were supported by the available domestic lines of credit.
   Commercial paper, along with short-term borrowings from foreign banks, primarily make up the balance of Notes payable. The balance and weighted average interest rate of the Notes payable at June 30, 1997 and 1996 were $58,945 and 5.7% and $165,597 and 6.2%, respectively.


7. DEBT

                                        June 30,      1997         1996
________________________________________________________________________
Domestic:
  Debentures and notes
    10.375%, due 1999-2018                       $ 100,000    $ 100,000
    9.75%, due 2002-2021                           100,000      100,000
    7.3%, due 2011                                 100,000      100,000
    9.6%, due 1998                                   1,714        4,571
  Medium-term notes
    7.33% to 7.39%, due 2007-2010                   95,000       95,000
  Variable rate demand bonds
    4.2% to 4.25%, due 2010-2025                    20,035       15,535
  Industrial revenue bonds
    3.3% to 5.3625%, due 2002-2015                                4,370
Foreign:
  Bank loans, including revolving credit
    1.0% to 25.0%, due 1998-2013                    25,704       26,493
Other long-term debt, including capitalized leases   1,225        2,020
________________________________________________________________________
Total long-term debt                                443,678     447,989
Less long-term debt payable within one year          10,793       8,192
________________________________________________________________________
Long-term debt, net                               $ 432,885   $ 439,797
========================================================================

   Principal amounts of long-term debt payable in the five years ending June 30, 1998 through 2002 are $10,793, $10,524, $10,216, $7,743, and $11,017,
respectively. The carrying value of the Company's Long-term debt (excluding leases and cross-currency swaps) was $443,673 and $453,661 at June 30, 1997 and 1996, respectively, and was estimated to have a fair value of $454,689 and $462,725, at June 30, 1997 and 1996, respectively. The estimated fair value of the Long-term debt was estimated using discounted cash flow analyses based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

                                  Page 13-24

   LEASE COMMITMENTS - Future minimum rental commitments as of June 30, 1997, under noncancelable operating leases, which expire at various dates, are as follows: 1998-$27,505; 1999-$19,325; 2000-$12,796; 2001-$6,954; 2002-
$5,900 and after 2002-$27,343.
   Rental expense in 1997, 1996 and 1995 was $33,305, $29,899, and $26,374,
respectively.


8.  RETIREMENT BENEFITS

PENSIONS -- The Company has noncontributory defined benefit pension plans covering eligible employees, including certain employees in foreign countries. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat-dollar amounts and years of service. The Company also has contractual arrangements with certain key employees which provide for supplemental retirement benefits. In general, the Company's policy is to fund these plans based on legal requirements, tax considerations, local practices and investment opportunities. The Company also sponsors defined contribution plans and participates in government-sponsored programs in certain foreign countries.
   Pension costs for all plans were $22,773, $22,514 and $17,246 for 1997, 1996 and 1995, respectively. Pension costs for all defined benefit plans accounted for using SFAS No. 87, Employers' Accounting for Pensions, are as follows:

                                         1997       1996      1995
____________________________________________________________________
Service cost-benefits earned
   during the period                 $ 23,715   $ 20,731   $ 18,801
Interest cost on projected benefit
   obligation                          52,726     44,384     37,929
Actual return on assets               (89,614)   (74,926)   (77,321)
Net amortization and deferral          33,703     30,111     35,665
____________________________________________________________________
Net periodic pension costs           $ 20,530   $ 20,300   $ 15,074
====================================================================

   For domestic plans, the weighted average discount rates and the rates of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 8% and 5%, respectively, at June 30, 1997 and 1996. The expected long-term rate of return on assets was 9% at June 30, 1997 and 1996. For the principal foreign plans located in the United Kingdom and Germany, the weighted average discount rates used were 8% and 7%, respectively, at June 30, 1997 and 1996 and the rates of increase in future compensation used were 6% and 4.5%, respectively, at June 30, 1997 and 1996. The rates of return on assets used in the United Kingdom and Germany were 8.5% and 7%, respectively, at June 30, 1997 and 1996.
   The following tables set forth the funded status of all the plans accounted for under SFAS No. 87 and the amounts recognized in the Company's consolidated balance sheet:

                                  Page 13-25

                                         Assets Exceed Accumulated Benefits
                                                         1997          1996
____________________________________________________________________________
Actuarial present value of benefit obligations:
   Vested benefit obligation                       $ (493,681)   $ (445,798)
============================================================================
   Accumulated benefit obligation                  $ (510,385)   $ (458,720)
============================================================================
   Projected benefit obligation                    $ (593,241)   $ (529,564)
Plan assets at fair value                             749,386       654,495
____________________________________________________________________________
Projected benefit obligation less than plan assets    156,145       124,931
Unrecognized net (gain) or loss                       (61,122)      (34,822)
Unrecognized prior service cost                        15,198        13,361
Unrecognized net (asset) obligation                   (16,848)      (20,164)
____________________________________________________________________________
Prepaid pension cost (pension liability)
   recognized                                      $   93,373    $   83,306
============================================================================

                                         Accumulated Benefits Exceed Assets
                                                         1997          1996
____________________________________________________________________________
Actuarial present value of benefit obligations:
   Vested benefit obligation                      $   (79,521)   $  (95,054)
============================================================================
   Accumulated benefit obligation                 $   (95,707)   $ (108,165)
============================================================================
   Projected benefit obligation                   $  (121,458)   $ (127,001)
Plan assets at fair value                              18,301        22,436
____________________________________________________________________________
Projected benefit obligation in excess of
   plan assets                                       (103,157)     (104,565)
Unrecognized net (gain) or loss                         6,000         3,643
Unrecognized prior service cost                         4,714         5,540
Unrecognized net (asset) obligation                     1,794         2,247
____________________________________________________________________________
Prepaid pension cost (pension liability)
   recognized                                     $   (90,649)   $  (93,135)
============================================================================

   The majority of the underfunded plans relate to foreign and supplemental executive plans.
   The plans' assets consist primarily of listed common stocks, corporate and government bonds, and real estate investments. At June 30, 1997 and 1996, the plans' assets included Company stock with market values of $21,502 and $15,014, respectively.
   EMPLOYEE SAVINGS PLAN -- The Company sponsors an employee stock ownership plan (ESOP) as part of its existing savings and investment 401(k) plan, which is available to eligible domestic employees. Parker-Hannifin Common Stock is used to match contributions made by employees to the savings plan up to a maximum of 5 percent of an employee's annual compensation. A breakdown of shares held by the ESOP is as follows:

                                  Page 13-26

                                     1997        1996        1995
__________________________________________________________________
Allocated shares                7,460,378   6,934,194   6,235,074
Committed to be released                       60,231      66,548
Unreleased shares                                         843,267
__________________________________________________________________
Total shares held by the ESOP   7,460,378   6,994,425   7,144,889
==================================================================

   Through June 30, 1996 the ESOP was leveraged and the loan was unconditionally guaranteed by the Company. Company contributions to the ESOP, recorded as compensation and interest expense, were $21,235 in 1997, $18,626 in 1996 and $17,106 in 1995. The interest expense portion (interest on ESOP debt) was $856 in 1996 and $1,910 in 1995. Dividends earned by the unallocated shares and interest income within the ESOP were used to service the ESOP debt. These were $218 in 1996 and $793 in 1995. ESOP shares are considered outstanding for purposes of earnings per share computations.
   In addition to shares within the ESOP, as of June 30, 1997 employees have elected to invest in 2,456,367 shares of Common Stock within the Company Stock Fund of the Parker Retirement Savings Plan.
   OTHER POSTRETIREMENT BENEFITS--The Company provides postretirement medical and life insurance benefits to certain retirees and eligible dependents. Most plans are contributory, with retiree contributions adjusted annually. The plans are unfunded and pay stated percentages of covered medically necessary expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. For most plans, the Company has established cost maximums to more effectively control future medical costs. The Company has reserved the right to change or eliminate these benefit plans. Postretirement benefit costs included the following components:
                                               1997       1996       1995
__________________________________________________________________________
Service cost-benefits attributed to
   service during the period               $  3,296   $  3,515   $  3,598
Interest cost on accumulated
   postretirement benefit obligations        11,316     11,126      9,638
Net amortization and deferral                  (830)      (708)        72
__________________________________________________________________________
Net periodic postretirement benefit costs  $ 13,782   $ 13,933   $ 13,308
==========================================================================

                                  Page 13-27

   The following table reconciles the plans' combined funded status to amounts recognized in the Company's consolidated balance sheet:

                                                    1997           1996
________________________________________________________________________
Accumulated postretirement benefit obligation:
   Retirees                                   $  (78,114)    $  (91,419)
   Fully eligible active plan participants       (31,019)       (34,912)
   Other active plan participants                (40,741)       (42,517)
   Unrecognized (gain) loss                      (15,918)         2,721
   Unrecognized prior service cost                   131            144
________________________________________________________________________
Accrued postretirement benefit costs          $ (165,661)    $ (165,983)
========================================================================

   For measurement purposes, a 10.5% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 1998. The rate was assumed to decrease gradually to 6% by 2007 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of June 30, 1997 by $8,161, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $772. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8% at June 30, 1997 and 1996.
   OTHER -- In 1995 the Company established nonqualified deferred compensation programs which permit officers, directors and certain management employees to annually elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. Deferred compensation expense was $4,862, $4,129 and $2,530 in 1997, 1996 and 1995, respectively.
   The Company has invested in corporate-owned life insurance policies to assist in funding these programs. The cash surrender values of these policies are in an irrevocable rabbi trust and are recorded as assets of the Company.


                                  Page 13-28

9.  SHAREHOLDERS' EQUITY

COMMON SHARES                                 1997          1996        1995
_____________________________________________________________________________
Balance July 1                         $    55,719   $    55,502   $  55,431
 Shares issued under stock option
   plans (1997 - 432,096; 1996 -
   513,836; 1995 - 424,320) less
   shares of stock-for-stock
   exchange (1997 - 153,770;
   1996 - 136,686; 1995 - 285,834)             139           189          69
 Shares issued for restricted stock             47            28
 Shares issued for prior-year pooled
      acquisition                                                          2
_____________________________________________________________________________
Balance June 30                        $    55,905   $    55,719   $  55,502
=============================================================================


ADDITIONAL CAPITAL
_____________________________________________________________________________
Balance July 1                         $   146,686   $   139,953   $ 135,144
 Shares issued under stock option
   plans, less shares of stock-for-
   stock exchange                            1,684         5,481       1,867
 Shares issued for purchase acquisition                     (176)      2,641
 Shares issued as restricted stock           2,332         1,428         287
 Shares issued for prior-year pooled
   acquisition                                                            14
_____________________________________________________________________________
Balance June 30                        $   150,702   $   146,686   $ 139,953
=============================================================================


RETAINED EARNINGS
_____________________________________________________________________________
Balance July 1                         $ 1,160,828   $   974,486   $ 806,240
 Net income                                274,039       239,667     218,238
 Cash dividends paid on common shares,
   net of tax benefit of ESOP shares
   (1997 - $.51 per share; 1996 - $.48
   per share; 1995 - $.45 per share)       (56,570)      (53,325)    (49,961)
 Cash payments for fractional shares in
   connection with 3-for-2 stock split                                   (31)
_____________________________________________________________________________
Balance June 30                        $ 1,378,297   $ 1,160,828   $ 974,486
=============================================================================


                                  Page 13-29

DEFERRED COMPENSATION RELATED TO ESOP DEBT
_____________________________________________________________________________
Balance July 1                         $       --    $   (13,468)  $ (25,697)
 Reduction of ESOP debt                        --         13,468      12,229
_____________________________________________________________________________
Balance June 30                        $       --    $        --   $ (13,468)
=============================================================================


TRANSLATION ADJUSTMENTS
_____________________________________________________________________________
Balance July 1                         $    20,725   $    35,041   $   2,538
 Translation adjustments (Note 12)         (48,070)      (14,316)     32,503
_____________________________________________________________________________
Balance June 30                        $   (27,345)  $    20,725   $  35,041
=============================================================================


COMMON STOCK IN TREASURY
_____________________________________________________________________________
Balance July 1                         $        --   $        --   $  (7,305)
 Shares purchased at cost                  (18,690)       (6,703)     (1,364)
 Shares issued under stock option plans
   (1997 - 223,184; 1995 - 345,351)          6,676                     5,890
 Shares issued for purchase acquisition                    6,176       2,440
 Shares issued as restricted stock           1,756           527         339
_____________________________________________________________________________
Balance June 30                        $   (10,258)  $        --   $      --
=============================================================================

   ESOP LOAN GUARANTEE - During 1989, Parker established a leveraged Employee Stock Ownership Plan. A trust established under the plan borrowed $70,000, which was unconditionally guaranteed by the Company. This loan was paid off on June 30, 1996. At June 30, 1995 the unpaid balance of the loan was recorded as Long-term debt and an equivalent amount, representing deferred compensation, was a deduction to Shareholders' equity.


10. STOCK INCENTIVE PLANS

EMPLOYEES' STOCK OPTIONS -- The Company's stock option and stock incentive plans provide for the granting of incentive stock options and/or nonqualified options to officers and key employees to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the dates options are granted. Outstanding options generally are exercisable one year after the date of grant and expire no more than ten years after grant.
   The Company derives a tax deduction measured by the excess of the market value over the option price at the date nonqualified options are exercised. The related tax benefit is credited to additional capital. The Company makes no charges against capital with respect to options granted.
   As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company continues to account for its stock option and stock incentive

                                  Page 13-30
plans in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and makes no charges against capital with respect to options granted. SFAS No. 123 does however require the disclosure of pro forma information regarding Net Income and Earnings per share determined as if the Company had accounted for its stock options under the fair value method. For purposes of this pro forma disclosure the estimated fair value of the options is amortized to expense over the options' vesting period.

                                         1997        1996
__________________________________________________________
Net income:           As reported   $ 274,039   $ 239,667
                      Pro forma     $ 270,758   $ 238,330

Earnings per share:   As reported   $    2.46   $    2.15
                      Pro forma     $    2.43   $    2.14
==========================================================

   Because the SFAS No. 123 method of accounting has not been applied to options granted prior to 1996, the above pro forma effect may not be representative of that to be expected in future years.
   The fair value for all options granted in 1997 and 1996 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                 Jan/97   Aug/96   Aug/95
__________________________________________________________
Risk-free interest rate            6.3%     6.4%     6.4%
Expected life of option           5 yrs    5 yrs    5 yrs
Expected dividend yield of stock   2.6%     2.6%     3.0%
Expected volatility of stock      26.5%    26.2%    25.2%
==========================================================

   A summary of the status and changes of shares subject to options and the related average price per share follows:

                                         Shares Subject   Average Option
                                           To Options     Price Per Share
__________________________________________________________________________
Outstanding June 30, 1995                   3,727,039          $ 14.70
__________________________________________________________________________
   Granted                                    382,725            26.08
   Exercised                                 (513,836)           13.35
   Canceled                                   (17,436)
__________________________________________________________________________
Outstanding June 30, 1996                   3,578,492          $ 16.09
__________________________________________________________________________
   Granted                                  1,351,500            27.37
   Exercised                                 (655,280)           14.48
   Canceled                                   (50,625)
__________________________________________________________________________
Outstanding June 30, 1997                   4,224,087         $  19.82
==========================================================================

                                  Page 13-31

   Options exercisable and shares available for future grant on June 30:

                                          1997        1996        1995
_______________________________________________________________________
Options exercisable                  2,905,887   3,195,767   2,712,965
Weighted-average option price
  per share of options exercisable     $ 16.41     $ 14.90     $ 12.75
Weighted-average fair value of
   options granted during the year     $  7.30     $  6.44         ---
Shares available for grant           3,304,627   3,295,347   3,284,490
=======================================================================

   The range of exercise prices and the remaining contractual life of options as of June 30, 1997 were:
______________________________________________________________________
Range of exercise prices               $11-$15    $17-$21     $24-$29
______________________________________________________________________
Options outstanding:
   Outstanding as of June 30, 1997   1,649,900    886,763   1,687,424
   Weighted-average remaining
      contractual life                 4.2 yrs    7.4 yrs     9.2 yrs
   Weighted-average exercise price     $ 12.50    $ 19.66     $ 27.07

Options exercisable:
   Outstanding as of June 30, 1997   1,649,900    886,763     369,224
   Weighted-average remaining
      contractual life                 4.2 yrs    7.4 yrs     8.1 yrs
   Weighted-average exercise price     $ 12.50    $ 19.66     $ 26.08
======================================================================

   RESTRICTED STOCK -- Restricted stock was issued, under the Company's 1993 Stock Incentive Program, to certain key employees under the Company's 1994-95-96 and 1993-94-95 Long Term Incentive Plans (LTIP). Value of the payments was set at the market value of the Company's common stock on the date of issuance. Shares were earned and awarded, and an estimated value was accrued, based upon attainment of criteria specified in the LTIP over the cumulative years of the 3-year Plans. Plan participants are entitled to cash dividends and to vote their respective shares, but the shares are restricted as to transferability for three years following issuance.

Restricted Shares for LTIP Plan               1997       1996       1995
_________________________________________________________________________
Number of shares issued                    152,916     73,361     29,166
Per share value on date of issuance        $ 25.36    $ 26.05    $ 18.33
Total value                                $ 3,878    $ 1,911    $   534
=========================================================================

   Under the Company's 1995-96-97 LTIP, a payout of 34,962 shares of restricted stock, from the Company's 1993 Stock Incentive Program, will be issued to certain key employees. The balance of the 1995-96-97 LTIP payout will be made as deferred cash compensation, as individually elected by the participants. The total payout, valued at $10,729, which has been accrued over the three years of the plan, will be made in 1998.

                                  Page 13-32

   In addition, non-employee members of the Board of Directors have been given the opportunity to receive all or a portion of their fees in the form of restricted stock. These shares vest ratably, on an annual basis, over the term of office of the director. In 1997, 1996 and 1995, 9,923, 3,243 and 4,487 shares were issued, respectively, in lieu of directors' fees.
   NON-EMPLOYEE DIRECTORS' STOCK OPTIONS -- In August, 1996, the Company adopted a stock option plan for non-employee directors to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the dates options are granted. All outstanding options are exercisable one year after the date of grant and expire no more than ten years after grant. As of June 30, 1997, none of the 14,250 options granted and outstanding were exercisable.
   At June 30, 1997, the Company had 7,961,062 common shares reserved for issuance in connection with all of the stock incentive plans.


11. SHAREHOLDERS' PROTECTION RIGHTS AGREEMENT

The Board of Directors of the Company declared a dividend of one Right for each share of Common Stock outstanding on February 17, 1997 in relation to the Company's Shareholder Protection Rights Agreement. As of June 30, 1997, 111,526,170 shares of Common Stock were reserved for issuance under this Agreement. Under certain conditions involving acquisition of or an offer for 15 percent or more of the Company's Common Stock, all holders of Rights, except an acquiring entity, would be entitled to purchase, at an exercise price of $100, a value of $200 of Common Stock of the Company or an acquiring entity, or at the option of the Board, to exchange each Right for one share of Common Stock. The Rights remain in existence until February 17, 2007, unless earlier redeemed (at one cent per Right), exercised or exchanged under the terms of the agreement. In the event of an unfriendly business combination attempt, the Rights will cause substantial dilution to the person attempting the merger. The Rights should not interfere with any merger or other business combination that is in the best interest of the Company and its shareholders since the Rights may be redeemed.


12.  FOREIGN OPERATIONS

The Company's major foreign operations are located in Germany, the United Kingdom, France, Sweden, Italy and Brazil. Their business activities are conducted principally in their local currency. Net transaction and translation adjustments reduced Net income in 1997 by $1,267, increased Net income in 1996 by $873, and reduced Net income in 1995 by $195. Such amounts are net of the tax benefits from monetary corrections for inflation and exclude the effect on Cost of sales resulting from valuing inventories at acquisition cost since sales price increases in each year more than offset this effect.
   Net sales, Income before income taxes and Net income include the following amounts from foreign operations:

                                  Page 13-33

                                  1997          1996        1995
_________________________________________________________________
Net sales                  $ 1,234,669   $ 1,085,676   $ 932,886
=================================================================
Income before income taxes      85,234        70,118      92,256
=================================================================
Net income                      50,067        42,563      63,514
=================================================================

   Net assets of foreign operations at June 30, 1997 and 1996 amounted to $734,820 and $746,356, respectively.
   Accumulated undistributed earnings of foreign operations reinvested in their operations amounted to $121,871, $103,059, and $100,550, at June 30, 1997, 1996 and 1995, respectively.


13.  RESEARCH AND DEVELOPMENT

Research and development costs amounted to $103,155 in 1997, $91,706 in 1996, and $74,129 in 1995. Customer reimbursements included in the total cost for each of the respective years were $35,986, $33,018 and $21,202. Costs include those costs related to independent research and development as well as customer reimbursed and unreimbursed development programs.


14. CONTINGENCIES

The Company is involved in various litigation arising in the normal course of business, including proceedings based on product liability claims, workers' compensation claims and alleged violations of various environmental laws. The Company is self-insured in the U.S. for health care, workers' compensation, general liability and product liability up to predetermined amounts, above which third party insurance applies. The Company purchases third party product liability insurance for products manufactured by its international operations and for products that are used in aerospace applications. Management regularly reviews the probable outcome of these proceedings, the expenses expected to be incurred, the availability and limits of the insurance coverage, and the established accruals for uninsured liabilities. While the outcome of pending proceedings cannot be predicted with certainty, management believes that any liabilities that may result from these proceedings are not reasonably likely to have a material effect on the Company's liquidity, financial condition or results of operations.
   ENVIRONMENTAL - The Company is currently involved in environmental remediation at 21 manufacturing facilities presently or formerly operated by the Company and has been named as a "potentially responsible party", along with other companies, at 10 off-site waste disposal facilities.
   As of June 30, 1997, the Company has a reserve of $9,635 for environmental matters which are probable and reasonably estimable. This reserve is recorded based upon the best estimate of net costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities, the amount of the Company's liability in proportion to other responsible parties

                                  Page 13-34
and any recoveries receivable. This reserve is net of $626 for discounting, at a 7.5% annual rate, a portion of the costs at 7 locations for established treatment procedures required over periods ranging from 5 to 18 years. The Company also has an account receivable of $490 for anticipated insurance recoveries.
   The Company's estimated total liability for the above mentioned sites ranges from a minimum of $8,932 to a maximum of $24,837. The actual costs to be incurred by the Company will be dependent on final delineation of contamination, final determination of remedial action required, negotiations with federal and state agencies with respect to cleanup levels, changes in regulatory requirements, innovations in investigatory and remedial technology, effectiveness of remedial technologies employed, the ultimate ability to pay of the other responsible parties, and any insurance recoveries.

                                  Page 13-35

REPORT OF MANAGEMENT

The Company's management is responsible for the integrity and accuracy of the financial information contained in this annual report. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and that the other information in this annual report is consistent with those statements. In preparing the financial statements, management makes informed judgments and estimates where necessary to reflect the expected effects of events and transactions that have not been completed.
   Management is also responsible for maintaining an internal control system designed to provide reasonable assurance at reasonable cost that assets are safeguarded against loss or unauthorized use and that financial records are adequate and can be relied upon to produce financial statements in accordance with generally accepted accounting principles. The system is supported by written policies and guidelines, by careful selection and training of financial management personnel and by an internal audit staff which coordinates its activities with the Company's independent accountants. To foster a strong ethical climate, the Parker Hannifin Code of Ethics is publicized throughout the Company. This addresses, among other things, compliance with all laws and accuracy and integrity of books and records. The Company maintains a systematic program to assess compliance.
   Coopers & Lybrand, L.L.P., independent accountants, are retained to conduct an audit of Parker Hannifin's consolidated financial statements in accordance with generally accepted auditing standards and to provide an independent assessment that helps ensure fair presentation of the Company's consolidated financial position, results of operations and cash flows.
   The Audit Committee of the Board of Directors is composed entirely of outside directors. The Committee meets periodically with management, internal auditors and the independent accountants to discuss internal accounting controls and the quality of financial reporting. Financial management, as well as the internal auditors and the independent accountants, have full and free access to the Audit Committee.



Duane E. Collins                    Michael J. Hiemstra

Duane E. Collins                    Michael J. Hiemstra
President and                       Vice President -
Chief Executive Officer             Finance and Administration
                                    and Chief Financial Officer


                                  Page 13-36

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors
Parker Hannifin Corporation


We have audited the accompanying consolidated balance sheet of Parker Hannifin Corporation and its subsidiaries at June 30, 1997 and 1996, and the related consolidated statements of income and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Parker Hannifin Corporation and its subsidiaries at June 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.







Coopers & Lybrand L.L.P.

Cleveland, Ohio
July 31, 1997


                                  Page 13-37

FIVE-YEAR FINANCIAL SUMMARY

(Dollars in thousands, except per share amounts)
                                                          1997          1996          1995      1994 (a)          1993
______________________________________________________________________________________________________________________
Net sales                                          $ 4,091,081   $ 3,586,448   $ 3,214,370   $ 2,576,337   $ 2,489,323
Cost of sales                                        3,152,988     2,756,343     2,448,264     2,053,376     2,004,955
Selling, general and administrative expenses           475,180       425,449       384,581       302,668       310,765
Provision for business restructuring activities                                                   18,773        22,879
Impairment of long-term assets                                                                    35,483
Interest expense                                        46,659        36,667        30,922        37,832        47,056
Interest and other income, net                          (5,623)       (8,537)       (2,335)       (3,879)       (5,457)
(Gain) loss on disposal of assets                       (2,990)        2,047         4,531        19,635         1,059
Income taxes                                           150,828       134,812       130,169        60,274        43,010
Income before extraordinary item                       274,039       239,667       218,238        52,175        65,056
Net income                                             274,039       239,667       218,238        47,652        65,056
Earnings per share - continuing operations                2.46          2.15          1.97           .48           .60
Earnings per share before extraordinary item              2.46          2.15          1.97           .48           .60
Earnings per share                                 $      2.46   $      2.15   $      1.97   $       .43   $       .60
Average number of shares outstanding (thousands)       111,602       111,261       110,576       109,661       109,064
Cash dividends per share                           $      .506   $      .480   $      .453   $      .436   $      .427
Cash dividends paid                                $    56,570   $    53,325   $    49,961   $    47,445   $    46,121
Net income as a percent of net sales                       6.7%          6.7%          6.8%          1.8%          2.6%
Return on average assets                                   9.3%          9.2%         10.3%          2.5%          3.3%
Return on average equity                                  18.7%         18.6%         20.2%          5.0%          7.0%
_______________________________________________________________________________________________________________________
Book value per share                               $     13.87   $     12.42   $     10.73   $      8.78   $      8.53
Current assets                                       1,499,561     1,402,124     1,246,382     1,031,308     1,056,443
Current liabilities                                    716,011       766,882       652,621       504,444       468,254
Working capital                                    $   783,550   $   635,242   $   593,761   $   526,864   $   588,189
Ratio of current assets to current liabilities             2.1           1.8           1.9           2.0           2.3
Plant and equipment, net                           $ 1,020,743   $   991,777   $   815,771   $   717,300   $   736,056
Total assets                                         2,998,946     2,887,124     2,302,209     1,925,744     1,963,590
Long-term debt                                         432,885       439,797       237,157       257,259       378,476
Shareholders' equity                               $ 1,547,301   $ 1,383,958   $ 1,191,514   $   966,351   $   932,900
Debt to debt-equity percent                               24.5%         30.7%         21.9%         22.7%         33.3%
_______________________________________________________________________________________________________________________
Depreciation                                       $   146,253   $   126,544   $   110,527   $   106,546   $   109,673
Capital expenditures                               $   189,201       201,693       151,963        99,914        91,484
Number of employees                                     34,927        33,289        30,590        26,730        25,646
Number of shareholders                                  43,014        35,403        35,629        29,625        30,414
Number of shares outstanding at year-end (thousands)   111,527       111,438       111,003       110,115       109,352
_______________________________________________________________________________________________________________________
Shares and per share amounts have been adjusted for the 3-shares-for-2 common stock split paid September 5, 1997.

(a)  Includes an extraordinary item for the early retirement of debt.

                                  Page 13-38