Form 10-K405, Exhibit 13
period 1998-06-30
PARKER HANNIFIN CORP
filed 1998-09-15
CIK 76334

Exhibit (13)* to Report
                              on Form 10-K for Fiscal
                              Year Ended June 30, 1998
                           by Parker-Hannifin Corporation





Excerpts from Annual Report to Shareholders for the fiscal year ended June 30, 1998.





              *Numbered in accordance with Item 601 of Regulation S-K.

FORWARD-LOOKING STATEMENTS

This Annual Report and other written reports and oral statements made from time to time by the Company may contain "forward-looking statements", all of which are subject to risks and uncertainties. All statements which address operating performance, events or developments that we expect or anticipate will occur in the future, including statements relating to growth, operating margin performance, earnings per share or statements expressing general opinions about future operating results, are forward-looking statements.

   These forward-looking statements rely on a number of assumptions concerning future events, and are subject to a number of uncertainties and other factors, many of which are outside the Company's control, that could cause actual results to differ materially from such statements. Such factors include:

   * continuity of business relationships with and purchases by major customers, including among others, orders and delivery schedules for aircraft components,

   * ability of suppliers to provide materials as needed,

   * uncertainties surrounding timing, successful completion or integration of acquisitions,

   * competitive pressure on sales and pricing,

   * increases in material and other production costs which cannot be recovered in product pricing,

   * uncertainties surrounding the year 2000 issues and the new Euro currency,

   * difficulties in introducing new products and entering new markets, and

   * uncertainties surrounding the global economy and global market conditions, including among others, the economy of the Asia Pacific region and the potential devaluation of currencies.

   Any forward-looking statements are made based on known events and circumstances at the time. The Company undertakes no obligation to update or publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this Report.


                                  Page 13-1

DISCUSSION OF STATEMENT OF INCOME

THE CONSOLIDATED STATEMENT OF INCOME summarizes the Company's operating performance over the last three years.
   NET SALES of $4.63 billion for 1998 were 13.2 percent higher than the $4.09 billion for 1997. Acquisitions accounted for approximately one-fifth of this increase. The Industrial operations experienced continued strong order demand within the heavy-duty truck, construction equipment, factory automation, telecommunications and refrigeration markets. The European operations continued to grow and the Company continued to penetrate markets in Asia Pacific and Latin American regions. Volume increases within International operations were partially offset by currency rate changes. The Aerospace operations experienced strong demand within the commercial transport, business jet and general aviation markets.
   Net sales for 1997 were 14.1 percent higher than the $3.59 billion sales in 1996. Acquisitions accounted for more than half of this increase. North American Industrial operations achieved strong order demand, especially within the factory automation, machine tool, and agricultural and construction equipment markets. There was also increased demand for sealing products, and light-truck and automotive products. International Industrial operations' results were relatively flat, with Europe experiencing a soft economy for most of the year. Volume increases were partially offset by currency rate changes. The Aerospace operations achieved the majority of the sales growth as demand was strong within the OEM commercial and general aviation industries and the maintenance, repair and overhaul business.
   The Company is anticipating moderate growth for the next year as growth in Industrial markets within North America is expected to be less than the current pace. European markets are expected to continue to improve and the Company expects to increase market penetration in Latin America. The Aerospace operations expect some moderation in the recent robust growth within the commercial aviation OEM, and repair and overhaul businesses. A strong backlog and participation on nearly every currently flown aircraft provide a very positive outlook.
   GROSS PROFIT MARGIN was 23.4 percent in 1998. Cost of sales for 1998 includes a non-cash, non-recurring charge of $15.8 million for in-process R&D purchased as part of two acquisitions. Before these charges, the gross profit margin for 1998 was 23.7 percent, compared to 22.9 percent in 1997 and
23.1 percent in 1996. The improvement in 1998 is primarily the result of better absorption of fixed costs due to higher volume and the benefits of continued integration of prior-year acquisitions. The improvement was partially offset by recently acquired operations contributing lower margins, as their integration continues. In addition, gross margins were affected by the Asian financial crisis and the depressed worldwide semiconductor market.
   The decrease in gross profit margin in 1997 was due to newly acquired operations contributing lower margins. In addition, weak demand throughout Europe in 1997 resulted in lower capacity utilization and reduced gross profit for the International operations. Partially offsetting these declines, the higher volume in 1997 improved capacity utilization and provided higher margins for most of the North American Industrial and Aerospace operations.
   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES as a percent of sales decreased to 11.5 percent, from 11.6 percent in 1997, and 11.9 percent in 1996. As volume increased these expenses remained relatively unchanged,

                                  Page 13-2
except for increased costs from acquisitions, incentive programs and initiatives to enter new markets.
   INTEREST EXPENSE increased by $6.1 million in 1998 and $10.0 million in 1997 due to increased borrowings to complete acquisitions.
   INTEREST AND OTHER INCOME, NET was $6.8 million in 1998 compared to $5.6 million in 1997. Fiscal 1998 income included $3.8 million of interest from a settlement with the IRS. Fiscal 1996 income of $8.5 million included income received from several minor Corporate investments.
   GAIN (LOSS) ON DISPOSAL OF ASSETS was less than $.1 million in 1998, a $3.0 million gain in 1997 and a $2.0 million loss in 1996. The 1997 gain includes $17.1 million income from the sale of real estate in California. This income was substantially offset by $13.3 million accrued for exit costs and charges for impaired assets related to the relocation of the corporate headquarters.
   INCOME TAXES increased to an effective rate of 35.9 percent in 1998, compared to 35.5 percent in 1997. The rate in 1996 was 36.0 percent. The increased 1998 rate is the result of receiving no tax benefit for one of the R&D charges. The reduction in the rate for 1997, as compared to 1996, is the result of increased tax benefits based on the export of products manufactured in the U.S.
   EXTRAORDINARY ITEM - EXTINGUISHMENT OF DEBT - On June 30, 1998 the Company called for redemption all of its outstanding $100 million, 10.375 percent debentures due 1999-2018.
   NET INCOME of $319.6 million for 1998 was 16.6 percent higher than 1997. Before the 1998 extraordinary item - extinguishment of debt, income increased
17.9 percent over 1997. Net income of $274.0 million for 1997 was 14.3 percent higher than 1996. Net income as a percentage of sales, before the extraordinary item, was 7.0 percent in 1998, compared to 6.7 percent in 1997 and 1996.
   YEAR 2000 CONSIDERATIONS - The Company has been taking actions to assure that its computerized products and systems and all external interfaces are Year 2000 compliant. The Company expects to have all internal standard application systems compliant by July 1999 by modifying present systems, installing new systems and monitoring third-party interfaces. The cost for these actions is not material to the Company's results of operations.
   In addition, the Company is currently contacting its key suppliers, customers, distributors and financial service providers regarding their Year 2000 status and anticipates this survey will be substantially complete by January 1999. If it is determined any key third party may not be prepared, the Company will develop an alternative contingency plan.
   While management does not expect that the consequences of any unsuccessful modifications would significantly affect the financial position, liquidity, or results of operations of the Company, there can be no assurance that failure to be fully compliant by 2000 would not have an impact on the Company.
   EURO PREPARATIONS - The Company is in the process of upgrading its systems to accommodate the Euro currency by January 1, 1999. The cost of this upgrade is immaterial to the Company's financial results. Although difficult to predict, any competitive implications and any impact on existing financial instruments are also expected to be immaterial to the Company's results of operations, financial position or liquidity.

                                  Page 13-3

DISCUSSION OF BALANCE SHEET

THE CONSOLIDATED BALANCE SHEET shows the Company's financial position at year end, compared with the previous year end. This statement provides information to assist in assessing factors such as the Company's liquidity and financial resources.
   The effect of currency rate changes during the year caused a $32.7 million decrease in the Foreign currency translation adjustments equity account. These rate changes also caused significant decreases in accounts receivable, inventories, goodwill and plant and equipment, as well as significant decreases in accounts payable and the various accrual accounts.
   Working capital and the current ratio were as follows:

Working Capital (millions)        1998       1997
_________________________________________________
   Current Assets              $ 1,780    $ 1,500
   Current Liabilities             989        716
   Working Capital                 791        784
   Current Ratio                   1.8        2.1
=================================================

   ACCOUNTS RECEIVABLE are primarily due from customers for sales of product ($642.3 million at June 30, 1998, compared to $554.5 million at June 30,
1997). The current year increase in accounts receivable is primarily due to acquisitions and increased volume. Days sales outstanding for the Company increased slightly from 1997. An increase in the allowance for doubtful accounts in 1998 is primarily due to receivables obtained through acquisitions.
   INVENTORIES increased to $944.3 million at June 30, 1998, compared to $727.8 million a year ago, partially due to acquisitions and increased volume. Additional increases occurred, primarily within work in process and finished goods, in order to improve customer service response time. Months supply of inventory on hand at June 30, 1998 increased to 3.7 months from 3.4 months at June 30, 1997.
    PLANT AND EQUIPMENT, net of accumulated depreciation, increased $114.5 million in 1998 as a result of acquisitions and capital expenditures which exceeded annual depreciation.
   INVESTMENTS AND OTHER ASSETS increased $20.5 million in 1998 primarily as a result of increases in pension assets and the cash surrender value of corporate-owned life insurance contracts, partially offset by a reduction in investments due to the acquisition and consolidation of two joint ventures.
   EXCESS COST OF INVESTMENTS OVER NET ASSETS ACQUIRED increased $114.4 million in 1998 as a result of acquisitions, partially offset by currency rate fluctuations and amortization. The additional excess cost of investments in 1998 is being amortized over 15 years.
   NOTES PAYABLE AND LONG-TERM DEBT PAYABLE WITHIN ONE YEAR increased $195.7 million due to increased investment in commercial paper and the currently payable $100 million 10.375% debentures called for redemption in June 1998.
   ACCOUNTS PAYABLE, TRADE increased $71.4 million in 1998 due to the timing of payments, acquisitions and the increased volume. The majority of the increase was within North American Industrial operations.
   ACCRUED PAYROLLS AND OTHER COMPENSATION increased $19.4 million in 1998

                                  Page 13-4
primarily as a result of increased headcount and incentive plans which are based on sales and earnings.
   ACCRUED DOMESTIC AND FOREIGN TAXES decreased to $34.4 million in 1998 from $51.4 million in 1997 primarily due to higher estimated income tax payments made in 1998.
   LONG-TERM DEBT increased $80.1 million in 1998 primarily due to increased borrowings to fund acquisitions. See the Cash Flows From Financing Activities section on page 13-7 for further discussion.
   The Company's goal is to maintain no less than an "A" rating on senior debt to ensure availability and reasonable cost of external funds. To meet this objective, the Company has established a financial goal of maintaining a ratio of debt to debt-equity of 30 to 33 percent.

Debt to Debt-Equity Ratio (millions)     1998       1997
_________________________________________________________
   Debt                               $   778    $   503
   Debt & Equity                        2,462      2,050
   Ratio                                 31.6%      24.5%
=========================================================

   In fiscal 1999 additional borrowings are not anticipated for the stock repurchase program, capital investments, or for working capital purposes, but may be utilized for acquisitions.
   PENSIONS AND OTHER POSTRETIREMENT BENEFITS increased 5.1 percent in 1998. These costs are explained further in Note 8 to the Consolidated Financial Statements.
   OTHER LIABILITIES increased to $44.2 million in 1998 from $24.0 million in 1997 primarily due to increases in deferred compensation plans.


DISCUSSION OF CASH FLOWS

THE CONSOLIDATED STATEMENT OF CASH FLOWS reflects cash inflows and outflows from the Company's operating, investing and financing activities.
   Cash and cash equivalents decreased $38.5 million in 1998 after increasing $5.0 million in 1997.
   CASH FLOWS FROM OPERATING ACTIVITIES -- The Company's largest source of cash continues to be net cash provided by operating activities. Net cash provided by operating activities in 1998 was $320.6 million compared to $392.3 million in 1997. This decrease of $71.7 million is principally due to Inventories using cash of $185.6 million in 1998 compared to $27.0 million in 1997. Other accrued liabilities used cash of $9.1 million in 1998 compared to providing cash of $16.0 million in 1997. Accrued domestic and foreign taxes also used cash in 1998 of $15.3 million after providing cash of $4.3 million in 1997. These uses of cash in 1998 were partially offset with cash provided by an increase of $45.5 million in Net income in 1998 and a $52.9 million increase in Accounts payable in 1998 compared to an increase of $31.7 million in 1997. In addition, the 1998 write-off of purchased in-process R&D of $15.8 million was a non-cash charge added back to Net income to reconcile to the net cash provided by operating activities.
   The net cash provided by operating activities in 1997 increased $54.3 million compared to 1996. This increase is principally the result of an

                                  Page 13-5
increase of $34.4 million in Net income and the non-cash expenses of Depreciation and Amortization increasing $28.5 million. Accounts receivable used cash of $76.1 million in 1997 as a result of increased volume, compared to providing cash of $8.7 million in 1996. Inventories also used cash of $27.0 million in 1997, an increase of $12.0 million compared to the cash used in 1996. Partially offsetting these uses of cash, Accounts payable, trade provided cash of $31.7 million in 1997 compared to using cash of $15.5 million in 1996. Increases in Other accrued liabilities also provided cash of $16.0 million in 1997 compared to using cash of $31.8 million in 1996.
   CASH FLOWS FROM INVESTING ACTIVITIES -- Net cash used in investing activities was $264.4 million greater in 1998 than 1997, primarily due to Acquisitions using $201.5 million more cash in 1998. Also, Capital expenditures increased $47.8 million in 1998. These investments to support growth and efficient manufacturing technology demonstrate the Company's commitment to improving shareholder value.
   Net cash used in investing activities for 1997 was $359.8 million lower than in 1996 primarily due to less cash used for Acquisitions. The most significant use of cash in 1997 was Capital expenditures, which at $189.2 million was $12.5 million less than the previous year.
   To complete Acquisitions the Company utilized cash of $233.0 million and treasury shares valued at $11.9 million in 1998; cash of $31.5 million in 1997; and cash of $359.4 million and treasury shares valued at $6.2 million in 1996. The net assets of the acquired companies at their respective acquisition dates consisted of the following:

(In thousands)                          1998        1997        1996
____________________________________________________________________
Assets acquired:
   Accounts receivable             $  39,286    $  4,549   $  70,916
   Inventories                        43,847      13,410      77,582
   Prepaid expenses                    1,393         247       1,459
   Deferred income taxes               1,643       1,576      18,942
   Plant & equipment                  54,718      15,283     124,222
   Other assets                        3,762      (1,121)     23,515
   Excess cost of investments
      over net assets acquired       162,680      11,596     223,873
____________________________________________________________________
                                     307,329      45,540     540,509
____________________________________________________________________

                                  Page 13-6

Liabilities assumed:
   Notes payable                       8,690       2,050      13,256
   Accounts payable                   21,841       2,418      26,880
   Accrued payrolls                    4,418         471      10,377
   Accrued taxes                       2,840         941      11,620
   Other accrued liabilities          11,421       4,582      47,820
   Long-term debt                      9,706       2,454       8,235
   Pensions and other
      postretirement benefits            477       1,163      49,798
   Other liabilities                   3,033                   6,900
____________________________________________________________________
                                      62,426      14,079     174,886
____________________________________________________________________
Net assets acquired                $ 244,903    $ 31,461   $ 365,623
====================================================================

   CASH FLOWS FROM FINANCING ACTIVITIES -- In 1998 the Company increased its outstanding borrowings by a net total of $264.9 million primarily to fund acquisitions. The majority of the funding was through the issuance of commercial paper. Additional funds were obtained through the issuance of $50 million of medium-term notes in December 1997. In July 1998 the Company issued another $100 million of medium-term notes.
   In 1997 the Company decreased its outstanding borrowings by a net total of $121.3 million. As of June 30, 1997, the Company paid off all commercial paper and selected notes payable attributable to the International operations.
   Common share activity includes the repurchase of stock and the exercise of stock options. During 1998 the Company purchased 2,522,971 shares for treasury. In July 1998, the Board of Directors of the Company increased the authorization for future repurchases to 5.05 million shares.
   Dividends have been paid for 192 consecutive quarters, including a yearly increase in dividends for the last 42 fiscal years. The current annual dividend rate is $.60 per share.
   In summary, based upon the Company's past performance and current expectations, management believes the cash flows generated from future operating activities, combined with the Company's worldwide financial capabilities, will provide adequate funds to support planned growth and continued improvements in the Company's manufacturing facilities and equipment.


DISCUSSION OF BUSINESS SEGMENT INFORMATION

THE BUSINESS SEGMENT INFORMATION presents sales, operating income and assets by the principal industries and geographic areas in which the Company's various businesses operate.

                                  Page 13-7

INDUSTRIAL SEGMENT
                                         1998    1997    1996
______________________________________________________________
Operating income as a percent of sales   12.4%   12.5%   12.4%
Return on average assets                 19.1%   18.7%   18.3%
______________________________________________________________

   Sales for the Industrial North American operations increased to $2.48 billion in 1998, 15.0 percent over 1997, following 1997's increase of 9.1 percent over 1996. Nearly one-fifth of the increase in both years was due to acquisitions. The growth in 1998 was spread among numerous markets, but primarily was the result of growth in the light and heavy-duty truck, construction equipment, telecommunications, factory automation, machine tool and refrigeration markets.
   Recent order entry indicates continuing, but moderate growth for the North American operations for 1999. In addition to this growth, the Company expects to increase sales through acquisitions.
   International Industrial sales increased to a record $1.16 billion, 8.2 percent over 1997. Without the impact of changes in currency rates, volume for 1998 increased over 17 percent. Acquisitions contributed over half of the 1998 increase. European markets experienced steady growth during the year. The Company also continued to penetrate markets in Asia Pacific and Latin American regions. Further advances within these regions are planned for 1999 in addition to the continuing growth anticipated for Europe.
   International sales for 1997 increased 8.5 percent over 1996. Without the impact of changes in currency rates, volume for 1997 increased nearly 15 percent. Net of the currency impact, acquisitions accounted for a majority of the increase. Demand in Europe was relatively weak for the majority of 1997 with some improvement occurring in the fourth quarter. Latin America made an impressive recovery during the year with strength returning in Brazilian markets. Asia Pacific also contributed to the growth in 1997.
   Backlog for the Industrial Segment was $585.2 million at June 30, 1998, compared to $510.8 million at the end of the prior period. Acquisitions contributed over one-third of this increase. The remaining increase was due to volume growth, primarily within North America. The 1997 increase over backlog of $464.6 million at June 30, 1996 was also due to increased volume within the North American operations, as well as acquisitions.
   Industrial North American operating income, before a $5.2 million R&D charge in 1998, increased 13.2 percent in 1998 and 11.4 percent in 1997, with Income from operations as a percent of sales at 15.1 percent in 1998, before the R&D charge, compared to 15.3 percent in 1997 and 15.0 percent in 1996. Pricing pressures were experienced throughout most of the Industrial markets. Recently purchased acquisitions, not yet fully integrated, contributed lower margins. On the other hand, previous years' acquisitions, now fully integrated, were able to contribute higher margins, partially offsetting the decline in Income from operations as a percent of sales. Raw material prices remained relatively stable during the year.
   International Income from operations, before a $10.6 million R&D charge in 1998, increased 27.1 percent in 1998 after a 1997 increase of 2.7 percent over 1996. Income as a percent of sales, before the R&D charge, increased to
8.1 percent after a decrease to 6.9 percent in 1997 from 7.3 percent in 1996.

                                  Page 13-8

The European Industrial markets performed well during 1998. Increased volume improved capacity utilization and previous acquisitions became integrated, resulting in improved margins. Recent acquisitions, with lower margins, partially offset these improvements. The Company's direct exposure to Asia Pacific is immaterial, but due to the current financial crisis, extreme pricing pressures were realized in the semiconductor markets, having an indirect effect on the Company.
   Operating income for 1997 was affected by acquisitions which contributed lower operating margins primarily within International, but also within North America, because of integration costs incurred without the benefit of synergies yet to be realized.
   Assets for the Industrial segment increased 17.9 percent in 1998 after only a slight increase in 1997. The increase in 1998 is primarily due to acquisitions and increases in inventories, partially offset by currency fluctuations. In 1997 currency fluctuations offset increases from acquisitions and increases in accounts receivable and inventories. In both years net plant and equipment increased due to capital expenditures exceeding depreciation.

AEROSPACE SEGMENT
                                         1998    1997    1996
______________________________________________________________
Operating income as a percent of sales   16.0%   12.7%   13.7%
Return on average assets                 22.5%   17.7%   19.2%
______________________________________________________________

   Sales increased 15.1 percent in 1998 and 38.8 percent in 1997. Increased commercial aircraft deliveries and continued penetration of the commercial repair and overhaul businesses contributed to the higher volume in 1998. Over one-half of the 1997 increase was due to an acquisition. Aerospace markets experienced strong growth during both 1998 and 1997. Gains were primarily within the commercial-transport original equipment market as the military market remained relatively flat for the past several years.
   Backlog at June 30, 1998 was $1.06 billion compared to $976.2 million in 1997 and $866.3 million in 1996, reflecting the strong growth of the commercial aircraft market.
   Operating income increased 45.3 percent in 1998 and 28.3 percent in 1997. As a percent of sales 1998 income was 16.0 percent compared to 12.7 percent in 1997 and 13.7 percent in 1996. Current year margins benefited from improved capacity utilization due to higher volume and a more favorable product mix. The 1997 decline in margins was primarily the result of lower margins contributed by the Abex operations which were still in the integration phase. Increases to long-term contract reserves also impacted the 1997 margins.
   Assets increased 19.9 percent in 1998 after an 8.0 percent increase in 1997. For both periods the increases were primarily in customer receivables, inventories and property, plant and equipment, partially offset by a decrease in net goodwill.

                                  Page 13-9

   CORPORATE ASSETS increased 5.5 percent in 1998 after a 33.2 percent increase in 1997. The increase in 1998 is primarily due to capital additions. The 1997 increase was the result of the construction of a new corporate headquarters, a net receivable resulting from two currency hedges and an increase in short-term investments.

                                  Page 13-10

CONSOLIDATED STATEMENT OF INCOME
(Dollars in thousands, except per share amounts)

                              For the years ended June 30,      1998          1997          1996
NET SALES                                                $ 4,633,023   $ 4,091,081   $ 3,586,448
Cost of sales                                              3,550,992     3,152,988     2,756,343
                                                         ___________   ___________   ___________
Gross profit                                               1,082,031       938,093       830,105
Selling, general and administrative expenses                 532,134       475,180       425,449
                                                         ___________   ___________   ___________
INCOME FROM OPERATIONS                                       549,897       462,913       404,656

Other income (deductions):
   Interest expense                                          (52,787)      (46,659)      (36,667)
   Interest and other income, net                              6,783         5,623         8,537
   Gain (loss) on disposal of assets                              95         2,990        (2,047)
                                                         ___________   ___________   ___________
                                                             (45,909)      (38,046)      (30,177)
                                                         ___________   ___________   ___________
Income before income taxes                                   503,988       424,867       374,479
Income taxes (Note 3)                                        180,762       150,828       134,812
                                                         ___________   ___________   ___________
Income before extraordinary item                             323,226       274,039       239,667
Extraordinary item - extinguishment of debt (Note 7)          (3,675)
                                                         ___________   ___________   ___________
NET INCOME                                               $   319,551   $   274,039   $   239,667
                                                         ===========   ===========   ===========
EARNINGS PER SHARE (Note 4)
   Basic earnings per share before extraordinary item    $      2.91   $      2.46   $      2.15
   Extraordinary item - extinguishment of debt                  (.03)
                                                         ___________   ___________   ___________
   Basic earnings per share                              $      2.88   $      2.46   $      2.15
                                                         ===========   ===========   ===========

   Diluted earnings per share before extraordinary item  $      2.88   $      2.44   $      2.14
   Extraordinary item - extinguishment of debt                  (.03)
                                                         ___________   ___________   ___________
   Diluted earnings per share                            $      2.85   $      2.44   $      2.14
                                                         ===========   ===========   ===========

The accompanying notes are an integral part of the financial statements.


                                  Page 13-11

QUARTERLY INFORMATION
(Dollars in thousands, except per share amounts)

1998 (a)(b)                                1st           2nd           3rd           4th         Total
______________________________________________________________________________________________________
Net sales                          $ 1,083,169   $ 1,114,948   $ 1,196,548   $ 1,238,358   $ 4,633,023
Gross profit                           256,030       252,739       284,226       289,036     1,082,031
Income before extraordinary item        78,261        71,314        83,225        90,426       323,226
Net income                              78,261        71,314        83,225        86,751       319,551
Diluted earnings per share before
    extraordinary item                     .70           .63           .75           .80          2.88
Diluted earnings per share                 .70           .63           .75           .77          2.85
======================================================================================================

1997 (a)                                   1st           2nd           3rd           4th         Total
______________________________________________________________________________________________________
Net sales                          $   959,328   $   969,587   $ 1,047,100   $ 1,115,066   $ 4,091,081
Gross profit                           204,830       208,264       246,522       278,477       938,093
Net income                              51,105        52,564        77,964        92,406       274,039
Diluted earnings per share                 .45           .47           .70           .82          2.44
======================================================================================================

(a) Quarterly Information is unaudited.
(b) Results for the third and fourth quarters include a non-cash, non-recurring pretax charge of $5.2 million and $10.6 million, respectively, for in-process R&D purchased as part of two acquisitions. The after-tax impact was $5.2 million ($.05 per share) and $6.8 million ($.06 per share), respectively.

                                  Page 13-12

CONSOLIDATED BALANCE SHEET
(Dollars in thousands)

                                       June 30,      1998          1997
ASSETS
CURRENT ASSETS
Cash and cash equivalents                     $    30,488   $    68,997
Accounts receivable, less allowance
     for doubtful accounts
     (1998 - $9,004; 1997 - $5,904)               699,179       601,724
Inventories (Notes 1 and 5):
     Finished products                            416,034       317,494
     Work in process                              392,880       304,743
     Raw materials                                135,357       105,610
                                              ___________   ___________
                                                  944,271       727,847

Prepaid expenses                                   22,035        17,366
Deferred income taxes (Notes 1 and 3)              84,102        83,627
                                              ___________   ___________
TOTAL CURRENT ASSETS                            1,780,075     1,499,561

Plant and equipment (Note 1):
     Land and land improvements                   113,774        96,995
     Buildings and building equipment             552,177       486,655
     Machinery and equipment                    1,560,016     1,443,820
     Construction in progress                     119,142       111,121
                                              ___________   ___________
                                                2,345,109     2,138,591
Less accumulated depreciation                   1,209,884     1,117,848
                                              ___________   ___________
                                                1,135,225     1,020,743

Investments and other assets (Note 1)             194,632       174,142
Excess cost of investments over
     net assets acquired (Note 1)                 399,681       285,264
Deferred income taxes (Notes 1 and 3)              15,208        19,236
                                              ___________   ___________
TOTAL ASSETS                                  $ 3,524,821   $ 2,998,946
                                              ===========   ===========

                                  Page 13-13

LIABILITIES AND SHAREHOLDERS' EQUITYCURRENT LIABILITIES
Notes payable and long-term debt
     payable within one year (Notes 6 and 7)  $   265,485   $    69,738
Accounts payable, trade                           338,249       266,848
Accrued payrolls and other compensation           163,879       144,481
Accrued domestic and foreign taxes                 34,374        51,374
Other accrued liabilities                         186,783       183,570
                                              ___________   ___________
TOTAL CURRENT LIABILITIES                         988,770       716,011

Long-term debt (Note 7)                           512,943       432,885
Pensions and other postretirement
     benefits (Notes 1 and 8)                     265,675       252,709
Deferred income taxes (Notes 1 and 3)              29,739        26,007
Other liabilities                                  44,244        24,033
                                              ___________   ___________
TOTAL LIABILITIES                               1,841,371     1,451,645
                                              ___________   ___________

SHAREHOLDERS' EQUITY (Note 9)
Serial preferred stock, $.50 par value,
     authorized 3,000,000 shares; none issued
Common stock, $.50 par value,
     authorized 600,000,000 shares; issued
     111,812,025 shares in 1998 and
     111,809,085 shares in 1997 at par value       55,906        55,905
Additional capital                                139,726       150,702
Retained earnings                               1,631,316     1,378,297
Foreign currency translation adjustments          (60,026)      (27,345)
                                              ___________   ___________
                                                1,766,922     1,557,559
Common stock in treasury at cost;
     1,938,762 shares in 1998 and
     282,915 shares in 1997                       (83,472)      (10,258)
                                              ___________   ___________
TOTAL SHAREHOLDERS' EQUITY                      1,683,450     1,547,301
                                              ___________   ___________
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    $ 3,524,821   $ 2,998,946
                                              ===========   ===========

The accompanying notes are an integral part of the financial statements.


                                  Page 13-14

CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in thousands)

                             For the years ended June 30,    1998        1997        1996
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                              $ 319,551   $ 274,039   $ 239,667
Adjustments to reconcile net income to net cash
      provided by operating activities:
    Depreciation                                          153,633     146,253     126,544
    Amortization                                           29,046      23,580      14,819
    Deferred income taxes                                   7,680      (1,269)     (3,691)
    Foreign currency transaction loss                       3,697       1,947       1,733
    Loss (gain) on sale of plant and equipment                291      (9,811)      3,506
    Write-off of purchased in-process research
      and development                                      15,800
    Net effect of extraordinary loss                        3,675
    Changes in assets and liabilities, net of effects
      from acquisitions and dispositions:
          Accounts receivable                             (71,034)    (76,081)      8,723
          Inventories                                    (185,569)    (27,007)    (15,046)
          Prepaid expenses                                 (3,473)     (1,234)       (157)
          Other assets                                    (31,620)    (26,130)    (20,444)
          Accounts payable, trade                          52,947      31,672     (15,503)
          Accrued payrolls and other compensation          27,531      23,929      11,586
          Accrued domestic and foreign taxes              (15,282)      4,282      (3,589)
          Other accrued liabilities                        (9,129)     16,026     (31,800)
          Pensions and other postretirement benefits       14,276       6,823      19,404
          Other liabilities                                 8,579       5,291       2,229
                                                        _________   _________   _________
            Net cash provided by operating activities     320,599     392,310     337,981

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions (less cash acquired of $4,260 in 1998,
    $1,394 in 1997 and $20,479 in 1996)                  (232,953)    (31,461)   (359,447)
Capital expenditures                                     (236,945)   (189,201)   (201,693)
Proceeds from sale of plant and equipment                   7,151      11,307       9,387
Other                                                       3,630      14,624      (2,812)
                                                        _________   _________   _________
            Net cash (used in) investing activities      (459,117)   (194,731)   (554,565)


                                  Page 13-15

CASH FLOWS FROM FINANCING ACTIVITIES
(Payments for) common share activity                      (96,887)    (10,184)     (1,209)
Proceeds from (payments of) notes payable, net            190,865    (100,655)     81,194
Proceeds from long-term borrowings                         87,085       9,390     201,724
(Payments of) long-term borrowings                        (13,054)    (30,059)     (9,696)
Dividends paid, net of tax benefit of ESOP shares         (66,501)    (56,570)    (53,325)
                                                        _________   _________   _________
            Net cash provided by (used in)
              financing activities                        101,508    (188,078)    218,688

Effect of exchange rate changes on cash                    (1,499)     (4,457)     (1,981)
                                                        _________   _________   _________
Net (decrease) increase in cash and cash equivalents      (38,509)      5,044         123

Cash and cash equivalents at beginning of year             68,997      63,953      63,830
                                                        _________   _________   _________
Cash and cash equivalents at end of year                $  30,488   $  68,997   $  63,953
                                                        =========   =========   =========

Supplemental Data:
  Cash paid during the year for:
    Interest, net of capitalized interest               $  48,105   $  46,812   $  35,554
    Income taxes                                          175,546     145,663     135,380
  Non-cash investing activities:
    Treasury stock issued for acquisitions                 11,950                   6,176
  Non-cash financing activities:
    Principal reduction of ESOP debt guarantee                                     13,468

The accompanying notes are an integral part of the financial statements.


                                  Page 13-16

BUSINESS SEGMENT INFORMATION - BY INDUSTRY
(Dollars in thousands)

                                                1998          1997          1996
NET SALES, including intersegment sales:
  Industrial:
    North America                        $ 2,480,231   $ 2,156,043   $ 1,976,351
    International                          1,161,530     1,073,201       989,359
  Aerospace                                  992,994       862,659       621,465
  Intersegment sales                          (1,732)         (822)         (727)
                                         ___________   ___________   ___________
                                         $ 4,633,023   $ 4,091,081   $ 3,586,448
                                         ===========   ===========   ===========

INCOME FROM OPERATIONS before corporate
    general and administrative expenses:
  Industrial:
    North America                        $   368,314   $   329,967   $   296,081
    International                             83,534        74,058        72,093
  Aerospace                                  159,067       109,470        85,329
                                         ___________   ___________   ___________
                                             610,915       513,495       453,503
  Corporate general and
    administrative expenses                   61,018        50,582        48,847
                                         ___________   ___________   ___________
  Income from operations                     549,897       462,913       404,656

  Other deductions                            45,909        38,046        30,177
                                         ___________   ___________   ___________
  Income before income taxes             $   503,988   $   424,867   $   374,479
                                         ===========   ===========   ===========

IDENTIFIABLE ASSETS:
  Industrial                             $ 2,555,500   $ 2,167,820   $ 2,150,506
  Aerospace                                  771,488       643,694       595,865
                                         ___________   ___________   ___________
                                           3,326,988     2,811,514     2,746,371

  Corporate assets (a)                       197,833       187,432       140,753
                                         ___________   ___________   ___________
                                         $ 3,524,821   $ 2,998,946   $ 2,887,124
                                         ===========   ===========   ===========

PROPERTY ADDITIONS: (b)
  Industrial                             $   245,995   $   173,635   $   259,356
  Aerospace                                   33,733        20,608        63,437
  Corporate (c)                               11,935        32,078         3,122
                                         ___________   ___________   ___________
                                         $   291,663   $   226,321   $   325,915
                                         ===========   ===========   ===========

                                  Page 13-17

DEPRECIATION:
  Industrial                             $   129,183   $   119,948   $   106,553
  Aerospace                                   17,191        19,517        17,267
  Corporate                                    7,259         6,788         2,724
                                         ___________   ___________   ___________
                                         $   153,633   $   146,253   $   126,544
                                         ===========   ===========   ===========

(a) Corporate assets are principally cash and cash equivalents, domestic deferred income taxes, investments, headquarters facilities, idle facilities held for sale and the major portion of the Company's domestic data processing equipment.

(b) Includes value of net plant and equipment at the date of acquisition of acquired companies accounted for by the purchase method
    (1998 - $54,718; 1997 - $15,283; 1996 - $124,222).

(c) Fiscal 1997 includes $21,837 for real estate acquired in a tax-free exchange of property.

                                  Page 13-18

BUSINESS SEGMENT INFORMATION - BY GEOGRAPHIC AREA
(Dollars in thousands)

                                                1998          1997          1996
NET SALES, including interarea sales:

  North America                          $ 3,549,425   $ 3,062,947   $ 2,669,201
  Europe                                   1,071,554     1,055,401       918,493
  All Other                                  199,796       190,584       155,963
  Interarea                                 (187,752)     (217,851)     (157,209)
                                         ___________   ___________   ___________
                                         $ 4,633,023   $ 4,091,081   $ 3,586,448
                                         ===========   ===========   ===========

INCOME FROM OPERATIONS before corporate
    general and administrative expenses:

  North America                          $   515,073   $   429,432   $   381,154
  Europe                                      84,944        70,926        63,083
  All Other                                   10,898        13,137         9,266
                                         ___________   ___________   ___________
                                             610,915       513,495       453,503
Corporate general and
  administrative expenses                     61,018        50,582        48,847
                                         ___________   ___________   ___________
Income from operations                   $   549,897   $   462,913   $   404,656
                                         ===========   ===========   ===========

IDENTIFIABLE ASSETS:
  North America                          $ 2,199,948   $ 1,808,154   $ 1,678,680
  Europe                                     947,880       859,774       933,201
  All Other                                  179,160       143,586       134,490
                                         ___________   ___________   ___________
                                           3,326,988     2,811,514     2,746,371

  Corporate assets (a)                       197,833       187,432       140,753
                                         ___________   ___________   ___________
                                         $ 3,524,821   $ 2,998,946   $ 2,887,124
                                         ===========   ===========   ===========

(a) Corporate assets are principally cash and cash equivalents, domestic deferred income taxes, investments, headquarters facilities, idle facilities held for sale and the major portion of the Company's domestic data processing equipment.

                                  Page 13-19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

1.  SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the accompanying consolidated financial statements are summarized below.

   NATURE OF OPERATIONS - The Company is a leading worldwide producer of motion control products, including fluid power systems, electromechanical controls and related components. The Company operates in two principal business segments: Industrial and Aerospace. The Industrial Segment produces motion-control and fluid power system components for builders and users of various types of manufacturing, packaging, processing, transportation, agricultural, construction, and military machinery, vehicles and equipment. Industrial Segment products are marketed primarily through field sales employees and more than 7,500 independent distributors. The North American Industrial business represents the largest portion of the Company's manufacturing plants and distribution networks and primarily services North America. The International Industrial operations bring Parker products and services to countries throughout Europe, Asia Pacific and Latin America.
   The Aerospace Segment produces hydraulic, pneumatic and fuel systems and components which are utilized on virtually every domestic commercial, military and general aviation aircraft. Its components also perform a vital role in naval vessels, land-based weapons systems, satellites and space vehicles. This Segment serves original equipment and maintenance, repair and overhaul customers worldwide. Its products are marketed by field sales employees and are sold directly to the manufacturer and to the end user.
   There are no individual customers to whom sales are 6 percent or more of the Company's consolidated sales. Due to the diverse group of customers throughout the world the Company does not consider itself exposed to any concentration of credit risks.
   The Company manufactures and markets its products throughout the world. Although certain risks and uncertainties exist, the diversity and breadth of the Company's products and geographic operations mitigate significantly the risk that adverse changes in any event would materially affect the Company's operating results.

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

   CASH - Cash equivalents consist of short-term highly liquid investments,

                                  Page 13-20
with a three-month or less maturity, carried at cost plus accrued interest, which are readily convertible into cash.

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

                                  Page 13-21

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

   STOCK OPTIONS - The Company applies the intrinsic-value based method to account for stock options granted to employees or outside Directors to purchase common shares. The option price equals the market price of the underlying common shares on the date of grant, therefore no compensation expense is recognized.

   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards
(SFAS) No. 130, "Reporting Comprehensive Income". SFAS No. 130 requires an additional disclosure for comprehensive income. It will not change Net income or Shareholders' equity. The Company must adopt SFAS No. 130 in the first quarter of 1999.
   The FASB has also issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". This standard requires segment information to be disclosed based upon how management internally evaluates the operating performance of its business units. Application of this standard, required by year-end 1999, is not expected to result in materially different disclosures for the Company.
   The FASB has also issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This standard establishes a new model for accounting for derivatives and hedging activities. Due to the immaterial amount of derivative and hedging activity within the Company, application of this standard, required in the first quarter of 2000, is not expected to have a material impact on results.

                                  Page 13-22

   In March 1998 the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires expenses incurred during the application development stage of a software implementation project to be capitalized and amortized over the useful life of the project. Application of this standard, required beginning with the first quarter of 2000, is not expected to have a material impact on the results of the Company.


2.  ACQUISITIONS AND
    WRITE-OFFS OF PURCHASED IN-PROCESS RESEARCH & DEVELOPMENT

On May 1, 1998 the Company acquired the equity of Extrudit Ltd., a tubing manufacturer located in Buxton, England. On April 30, 1998 the Company purchased the equity of UCC Securities Limited of Thetford, Norfolk, England, a manufacturer of technology-based hydraulic filtration products. On April 1, 1998 the Company acquired the equity of Sempress Pneumatics, a manufacturer of pneumatic cylinders and valves located near Rotterdam, the Netherlands. On March 31, 1998 the Company acquired the assets of Temeto AB located in Flen, Sweden, a distributor of hydraulic components. On March 26, 1998 the Company purchased the remaining 51% of two Korean joint ventures - HS Parker Company Ltd., in Yangsan, and the HS Parker Air Conditioning Components Company Ltd., in Chonan, manufacturers of hydraulic hose, fittings, hose assemblies and accumulators. On February 27, 1998 Computer Technology Corporation of Milford, Ohio, a manufacturer of human-machine interface solutions, was merged into the Company. On September 26, 1997 the Company acquired the assets of the Skinner solenoid valve division of Honeywell Inc. and the equity of Honeywell Lucifer, S.A. Skinner is headquartered in New Britain, Connecticut, and Lucifer is headquartered in Geneva, Switzerland. On August 4, 1997 the Company acquired the assets of EWAL Manufacturing of Belleville, New Jersey, a leading producer of precision fittings and valves. Combined annual sales for operations acquired in fiscal 1998, for their most recent fiscal year prior to acquisition, were approximately $243 million. Total purchase price for these businesses was approximately $236.5 million cash and 263,279 shares of common stock valued at $11.9 million.
   The purchase price allocations of Computer Technology Corporation and UCC Securities Limited, as determined by independent appraisal, included a $15.8 million asset for purchased in-process research and development. Generally accepted accounting principles do no allow the capitalization of R&D of this nature, therefore, a write-off of $15.8 million ($12.0 million after tax or $.11 per share) is included in Cost of sales in 1998.
   On June 4, 1997 the Company acquired the remaining 50 percent of SAES-Parker UHP Components Corp., a manufacturer of valves for ultra-pure gas used in semiconductor manufacturing. On February 3, 1997 the Company purchased Hydroflex S.A. de C.V., a leading Mexican manufacturer of hydraulic hose, fittings and adapters located in Toluca, Mexico. On September 5, 1996 the Company purchased the assets of the industrial hydraulic product line of Hydraulik-Ring AG, of Nurtingen, Germany. Total purchase price for these businesses was approximately $29.3 million cash. Combined annual sales for these operations, for their most recent fiscal year prior to acquisition, were approximately $52 million.
   Effective April 15, 1996 the Company acquired the aerospace assets of the

                                  Page 13-23

Abex NWL Division of Pneumo Abex Corporation, a major international producer of aerospace hydraulic and electromechanical actuation equipment, engine thrust-reverser actuators, hydraulic pumps, and electrohydraulic servovalves headquartered in Kalamazoo, Michigan, for approximately $201 million cash. On February 29, 1996 the Company acquired VOAC Hydraulics AB, a worldwide leader in manufacturing mobile hydraulic equipment located in Boras, Sweden for approximately $163 million cash. Sales by these operations for their most recent fiscal year prior to acquisition approximated $366 million.
   In June 1996 the Company acquired the remaining 60 percent of Schrader Bellows Parker, S.A. de C.V., a Mexico City-based manufacturer of pneumatic and hydraulic products. On August 4, 1995 the Company purchased inventory and machinery from Teledyne Fluid Systems consisting of the Republic Valve product line, the Sprague double-diaphragm pump line and the Sprague airborne accumulator product line. On July 31, 1995 the Company purchased the assets of General Valve Corp. of Fairfield, New Jersey, a leading producer of miniature solenoid valves for high-technology applications. Total purchase price for these businesses was approximately $9.2 million cash and 228,000 shares of common stock valued at $6.2 million. Sales by these operations for their most recent fiscal year prior to acquisition approximated $24.8 million.
   These acquisitions were accounted for by the purchase method, and results are included as of the respective dates of acquisition.


3.  INCOME TAXES

Income taxes include the following:

                     1998        1997        1996
__________________________________________________
Federal         $ 129,462   $ 113,819   $  95,127
Foreign            27,847      27,411      29,635
State and local    16,928      13,587      14,897
Deferred            6,525      (3,989)     (4,847)
__________________________________________________
                $ 180,762   $ 150,828   $ 134,812
==================================================

   A reconciliation of the Company's effective income tax rate to the statutory Federal rate follows:
                                     1998    1997    1996
__________________________________________________________
Statutory Federal income tax rate    35.0%   35.0%   35.0%
State and local income taxes          2.1     2.0     2.3
FSC income not taxed                 (1.7)   (1.8)   (1.1)
Foreign tax rate difference            .3      .3      .7
Recognized loss carryforwards         (.1)    (.6)   (1.1)
Other                                  .3      .6      .2
__________________________________________________________
Effective income tax rate            35.9%   35.5%   36.0%
==========================================================


                                  Page 13-24

   Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:
                                                     1998       1997
_____________________________________________________________________
Postretirement benefits                          $ 63,277   $ 48,320
Other liabilities and reserves                     52,430     63,700
Long-term contracts                                14,816     16,349
Operating loss carryforwards                        9,440     23,286
Foreign tax credit carryforwards                    3,773      1,405
Valuation allowance                                (1,591)    (1,768)
Depreciation                                      (80,508)   (84,853)
Inventory                                          11,088     11,852
_____________________________________________________________________
Net deferred tax asset (liability)               $ 72,725   $ 78,291
=====================================================================

Change in net deferred tax asset (liability):
Provision for deferred tax                       $ (6,525)  $  3,989
Translation adjustment                                175     (2,932)
Acquisitions                                          784     (2,418)
_____________________________________________________________________
Total change in net deferred tax                 $ (5,566)  $ (1,361)
=====================================================================

   The classifications of deferred tax balances for 1997 have been revised to be consistent with 1998.
   At June 30, 1998, foreign subsidiaries had benefits for operating loss carryforwards of $11,624 for tax and $13,215 for financial reporting, most of which can be carried forward indefinitely. Use of operating loss carryforwards and currency adjustments reduced the valuation allowance.
   Non-current deferred income tax assets include a $7,529 tax benefit for the net operating loss carryforwards of the Company's German operations. The Company has not provided a valuation allowance that would be required under SFAS No. 109 if it is more likely that these benefits would not be realized. Although future events cannot be predicted with certainty, management continues to believe these benefits will be realized because the tax loss carryforward period is unlimited and the Company's German operations are currently profitable.
   Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of certain international operations as those earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the eventual remittance of such earnings.


4.  EARNINGS PER SHARE

Earnings per share have been computed according to SFAS No. 128, "Earnings per Share". Basic earnings per share is computed using the weighted average number of shares of common stock outstanding during the year. Diluted earnings

                                  Page 13-25
per share is computed using the weighted-average number of common shares and common share equivalents outstanding during the year. Common share equivalents represent the dilutive effect of outstanding stock options. The computation of net income per share was as follows:

                                       1998           1997         1996
_______________________________________________________________________
Numerator:
Net income applicable
  to common shares                $ 319,551     $ 274,039     $ 239,667
=======================================================================
Denominator:
Basic - weighted average
  common shares                 110,868,834   111,601,484   111,260,717

Increase in weighted average
  from dilutive effect of
  exercise of stock options       1,090,437       916,569       928,000
_______________________________________________________________________
Diluted - weighted average
  common shares, assuming
  exercise of stock options     111,959,271   112,518,053   112,188,717
=======================================================================
Basic earnings per share          $    2.88     $    2.46     $    2.15
Diluted earnings per share        $    2.85     $    2.44     $    2.14
=======================================================================


5.  INVENTORIES

Inventories valued on the last-in, first-out cost method are approximately 36% of total inventories in 1998 and 1997. The current cost of these inventories exceeds their valuation determined on the LIFO basis by $139,011 in 1998 and $140,364 in 1997. Progress payments of $23,454 in 1998 and $20,728 in 1997 are netted against inventories.


6.  FINANCING ARRANGEMENTS

The Company has committed lines of credit totaling $450,000 through several multi-currency unsecured revolving credit agreements with a group of banks, of which $226,525 was available at June 30, 1998. The majority of these agreements expire October 2002. The interest on borrowings is based upon the terms of each specific borrowing and is subject to market conditions. The agreements also require facility fees of up to 8/100ths of one percent of the commitment per annum. Covenants in some of the agreements include a limitation on the Company's ratio of secured debt to net tangible assets.
   The Company has other lines of credit, primarily short-term, aggregating $108,584, from various foreign banks, of which $72,013 was available at June 30, 1998. Most of these agreements are renewed annually.
   During March 1998 the Company registered additional medium-term notes bringing the total available for issuance to $755,000 at June 30, 1998.

                                  Page 13-26

Subsequently, in July 1998, the Company issued $100,000 of these medium-term notes.
   The Company is authorized to sell up to $400,000 of short-term commercial paper notes, rated A-1 by Standard & Poor's, P-1 by Moody's and D-1 by Duff & Phelps. At June 30, 1998 there were $191,250 of commercial paper notes outstanding which were supported by the available domestic lines of credit. Of the total commercial paper, $100,000 has been classified in the Balance Sheet as Long-term debt, as further discussed in Note 7. There were no commercial paper notes outstanding at June 30, 1997.
   Commercial paper, along with short-term borrowings from foreign banks, primarily make up the balance of Notes payable. The balance and weighted average interest rate of the Notes payable at June 30, 1998 and 1997 were $155,259 and 6.1%, and $58,945 and 5.7%, respectively.


7. DEBT
                                            June 30,    1998        1997
________________________________________________________________________
Domestic:
  Debentures and notes
    9.75%, due 2002-2021                           $ 100,000   $ 100,000
    7.3%, due 2011                                   100,000     100,000
    10.375%, due 1999-2018                           100,000     100,000
    9.6%, due 1998                                                 1,714
  Medium-term notes
    6.35% to 7.39%, due 2004-2010                    145,000      95,000
  Commercial paper                                   100,000
  Variable rate demand bonds
    3.85% to 3.95%, due 2010-2025                     20,035      20,035
Foreign:
  Bank loans, including revolving credit
    1.0% to 17.25%, due 1999-2018                     54,653      25,704
Other long-term debt, including capitalized leases     3,481       1,225
________________________________________________________________________
Total long-term debt                                 623,169     443,678
Less long-term debt payable within one year          110,226      10,793
________________________________________________________________________
Long-term debt, net                                $ 512,943   $ 432,885
========================================================================

   On June 30, 1998, the Company called for redemption its outstanding $100,000, 10.375 percent debentures due 1999-2018. The after-tax extraordinary loss for this transaction, including an early-redemption premium and the write-off of deferred issuance costs, was $3,675 or $.03 per share. As a result of the call, these debentures have been reclassified to long-term debt payable within one year. The retirement of the debt was financed on July 15, 1998, through the issuance of $100,000 of medium term notes, due 2018, at an annual interest rate of 6.55 percent. As of June 30, 1998, $100,000 of commercial paper was classified as long-term debt, recognizing management's intentions.
   Principal amounts of long-term debt payable in the five years ending June

                                  Page 13-27

30, 1999 through 2003 are $10,226, $20,217, $16,598, $19,917, and $19,825,
respectively. The carrying value of the Company's long-term debt (excluding leases and cross-currency swaps) was $519,688 and $443,673 at June 30, 1998 and 1997, respectively, and was estimated to have a fair value of $545,140 and $454,689, at June 30, 1998 and 1997, respectively. The estimated fair value of the Long-term debt was estimated using discounted cash flow analyses based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.
   LEASE COMMITMENTS -- Future minimum rental commitments as of June 30, 1998, under noncancelable operating leases, which expire at various dates, are as follows: 1999-$46,175; 2000-$25,390; 2001-$14,531; 2002-$7,066; 2003-
$5,414 and after 2003-$24,278.
   Rental expense in 1998, 1997 and 1996 was $37,065, $33,305, and $29,899,
respectively.


8.  RETIREMENT BENEFITS

PENSIONS -- The Company has noncontributory defined benefit pension plans covering eligible employees, including certain employees in foreign countries. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat-dollar amounts and years of service. The Company also has contractual arrangements with certain key employees which provide for supplemental retirement benefits. In general, the Company's policy is to fund these plans based on legal requirements, tax considerations, local practices and investment opportunities. The Company also sponsors defined contribution plans and participates in government-sponsored programs in certain foreign countries.
   Pension costs for all plans were $19,989, $22,773 and $22,514 for 1998, 1997 and 1996, respectively. Pension costs for all defined benefit plans accounted for using SFAS No. 87, Employers' Accounting for Pensions, are as follows:

                                           1998       1997       1996
______________________________________________________________________
Service cost-benefits earned
   during the period                 $   28,190   $ 23,715   $ 20,731
Interest cost on projected benefit
   obligation                            57,892     52,726     44,384
Actual return on assets                (161,737)   (89,614)   (74,926)
Net amortization and deferral            93,719     33,703     30,111
______________________________________________________________________
Net periodic pension costs           $   18,064   $ 20,530   $ 20,300
======================================================================

   The following tables set forth the funded status of all the plans accounted for under SFAS No. 87 and the amounts recognized in the Company's consolidated balance sheet:

                                  Page 13-28

                                         Assets Exceed Accumulated Benefits
                                                         1998          1997
____________________________________________________________________________
Actuarial present value of benefit obligations:
   Vested benefit obligation                       $ (608,260)   $ (493,681)
============================================================================
   Accumulated benefit obligation                  $ (634,207)   $ (510,385)
============================================================================
   Projected benefit obligation                    $ (745,036)   $ (593,241)

Plan assets at fair value                             974,131       749,386
____________________________________________________________________________
Projected benefit obligation less than plan assets    229,095       156,145
Unrecognized net (gain) or loss                      (135,827)      (61,122)
Unrecognized prior service cost                        18,160        15,198
Unrecognized net (asset) obligation                   (13,310)      (16,848)
____________________________________________________________________________
Prepaid pension cost (pension liability)
   recognized                                      $   98,118   $    93,373
============================================================================

                                         Accumulated Benefits Exceed Assets
                                                         1998          1997
____________________________________________________________________________
Actuarial present value of benefit obligations:
   Vested benefit obligation                       $ (101,464)  $   (79,521)
============================================================================
   Accumulated benefit obligation                  $ (112,916)  $   (95,707)
============================================================================
   Projected benefit obligation                    $ (132,716)  $  (121,458)

Plan assets at fair value                              23,782        18,301
____________________________________________________________________________
Projected benefit obligation in excess of
   plan assets                                       (108,934)     (103,157)
Unrecognized net (gain) or loss                        10,218         6,000
Unrecognized prior service cost                         4,466         4,714
Unrecognized net (asset) obligation                       579         1,794
____________________________________________________________________________
Prepaid pension cost (pension liability)
   recognized                                     $   (93,671)  $   (90,649)
============================================================================

   The majority of the underfunded plans relate to foreign and supplemental executive plans.
   The plans' assets consist primarily of listed common stocks, corporate and government bonds, and real estate investments. At June 30, 1998 and 1997, the plans' assets included Company stock with market values of $20,262 and $21,502, respectively.

                                  Page 13-29

   The assumptions used to measure the benefit obligations and to compute the expected long-term return on assets for the Company's significant defined benefit plans are:
                                        1998        1997       1996
_________________________________________________________________________
U.S. defined benefit plans
  Discount rate                         7.5%        8%         8%
  Average increase in compensation      4.9%        5%         5%
  Expected long-term return on assets   9.5%        9%         9%
_________________________________________________________________________

Non-U.S. defined benefit plans
  Discount rate                         4.5 to 7%   7 to 8%     7 to 8%
  Average increase in compensation      3 to 4.5%   3.5 to 6%   4.5 to 6%
  Expected long-term return on assets   5.5 to 9%   7 to 9%     7 to 9%
=========================================================================

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
                                            1998        1997        1996
________________________________________________________________________
Allocated shares                       7,631,677   7,460,378   6,934,194
Committed to be released                                          60,231
________________________________________________________________________
Total shares held by the ESOP          7,631,677   7,460,378   6,994,425
========================================================================

   Through June 30, 1996 the ESOP was leveraged and the loan was unconditionally guaranteed by the Company. Company contributions to the ESOP, recorded as compensation and interest expense, were $23,093 in 1998, $21,235 in 1997 and $18,626 in 1996. The interest expense portion (interest on ESOP debt) was $856 in 1996. Dividends earned by the unallocated shares and interest income within the ESOP, totalling $218 in 1996, were used to service the ESOP debt. ESOP shares are considered outstanding for purposes of earnings per share computations.
   In addition to shares within the ESOP, as of June 30, 1998 employees have elected to invest in 3,011,654 shares of Common Stock within the Company Stock Fund of the Parker Retirement Savings Plan.
   OTHER POSTRETIREMENT BENEFITS --The Company provides postretirement medical and life insurance benefits to certain retirees and eligible dependents. Most plans are contributory, with retiree contributions adjusted annually. The plans are unfunded and pay stated percentages of covered medically necessary expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. For most plans, the Company has established cost maximums to more effectively control future medical costs. The Company has reserved the right to change or eliminate these

                                  Page 13-30
benefit plans. Postretirement benefit costs included the following components:

                                                1998       1997       1996
___________________________________________________________________________
Service cost-benefits attributed to
   service during the period                $  4,021   $  3,296   $  3,515
Interest cost on accumulated
   postretirement benefit obligations         11,077     11,316     11,126
Net amortization and deferral                 (1,815)      (830)      (708)
___________________________________________________________________________
Net periodic postretirement benefit costs   $ 13,283   $ 13,782   $ 13,933
===========================================================================

   The following table reconciles the plans' combined funded status to amounts recognized in the Company's consolidated balance sheet:
                                                           1998          1997
_______________________________________________________________________________
Accumulated postretirement benefit obligation:
   Retirees                                          $  (62,204)   $  (78,114)
   Fully eligible active plan participants              (38,798)      (31,019)
   Other active plan participants                       (54,931)      (40,741)
   Unrecognized (gain) loss                              (2,251)      (15,918)
   Unrecognized prior service cost                      (15,046)          131
_______________________________________________________________________________
Accrued postretirement benefit costs                 $ (173,230)   $ (165,661)
===============================================================================

   The assumptions used to measure the post-retirement benefit obligations are:

                                                1998      1997      1996
________________________________________________________________________
Discount rate                                   7.5%        8%        8%
Current medical cost trend rate               10.25%     10.5%    10.75%
Ultimate medical cost trend rate                  6%        6%        6%
Medical cost trend rate decreases to
  ultimate in year                              2007      2007      2007
Effect of a 1% increase in the medical
  cost trend rate:
    Increase in benefit obligation           $ 8,194   $ 8,161   $ 9,382
    Increase in annual retiree medical cost  $   658   $   772   $   568
__________________________________________________________________

   OTHER -- The Company has established nonqualified deferred compensation programs which permit officers, directors and certain management employees to annually elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. Deferred compensation expense was $20,426, $4,862 and $4,129 in 1998, 1997 and 1996, respectively.
   The Company has invested in corporate-owned life insurance policies to

                                  Page 13-31
assist in funding these programs. The cash surrender values of these policies are maintained in an irrevocable rabbi trust and are recorded as assets of the Company.


9.  SHAREHOLDERS' EQUITY

COMMON SHARES                                1998          1997          1996
______________________________________________________________________________
Balance July 1                        $    55,905   $    55,719    $   55,502
 Shares issued under stock option
  plans (1998 - 3,650; 1997 -
  432,096; 1996 - 513,836)                      1           139           189
 Shares issued as restricted stock                           47            28
______________________________________________________________________________
Balance June 30                       $    55,906   $    55,905    $   55,719
==============================================================================


ADDITIONAL CAPITAL
______________________________________________________________________________
Balance July 1                        $   150,702   $   146,686    $  139,953
 Net (decrease) increase for treasury
  or common shares issued
  under stock option plans                (11,481)        1,684         5,481
 Shares issued for purchase acquisition       478                        (176)
 Shares issued as restricted stock             27         2,332         1,428
______________________________________________________________________________
Balance June 30                       $   139,726   $   150,702    $  146,686
==============================================================================


RETAINED EARNINGS
______________________________________________________________________________
Balance July 1                        $ 1,378,297   $ 1,160,828    $  974,486
 Net income                               319,551       274,039       239,667
 Cash dividends paid on common shares,
  net of tax benefit of ESOP shares       (66,501)      (56,570)      (53,325)
 Cash payments for stock split
  fractional shares                           (31)
______________________________________________________________________________
Balance June 30                       $ 1,631,316   $ 1,378,297   $ 1,160,828
==============================================================================


TRANSLATION ADJUSTMENTS
______________________________________________________________________________
Balance July 1                        $   (27,345)  $    20,725   $    35,041
 Translation adjustments (Note 12)        (32,681)      (48,070)      (14,316)
______________________________________________________________________________
Balance June 30                       $   (60,026)  $   (27,345)  $    20,725
==============================================================================

                                  Page 13-32

COMMON STOCK IN TREASURY
______________________________________________________________________________
Balance July 1                        $   (10,258)  $      --     $      --
 Shares purchased at cost
  (1998 - 2,522,971; 1997 - 576,021;
  1996 - 247,500)                        (109,645)      (18,690)       (6,703)
 Shares issued under stock option plans
  (1998 - 559,668; 1997 - 223,184)         23,187         6,676
 Shares issued for purchase acquisition    11,471                       6,176
 Shares issued as restricted stock          1,773         1,756           527
______________________________________________________________________________
Balance June 30                       $   (83,472)  $   (10,258)  $      --
==============================================================================

Shares surrendered upon exercise of stock options; 1998 - 159,869; 1997 - 153,770; 1996 - 136,686.

   SHARE REPURCHASES - In July 1998 the Board of Directors authorized the repurchase of an additional 4.0 million shares of its common stock, extending the initial repurchase plan started in August 1990. This increased the total number of shares authorized for repurchase to 5.05 million. Repurchases are made on the open market, at prevailing prices, and are funded from operating cash flows. The shares are initially held as treasury stock.


10. STOCK INCENTIVE PLANS

EMPLOYEES' STOCK OPTIONS -- The Company's stock option and stock incentive plans provide for the granting of nonqualified options to officers and key employees to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the dates options are granted. Outstanding options generally are exercisable one year after the date of grant and expire no more than ten years after grant.
   The Company derives a tax deduction measured by the excess of the market value over the option price at the date nonqualified options are exercised. The related tax benefit is credited to additional capital.
   As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company continues to account for its stock option and stock incentive plans in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and makes no charges against capital with respect to options granted. SFAS No. 123 does, however, require the disclosure of pro forma information regarding Net Income and Earnings per share determined as if the Company had accounted for its stock options under the fair value method. For purposes of this pro forma disclosure the estimated fair value of the options is amortized to expense over the options' vesting period.

                                  Page 13-33

                                 1998        1997        1996
_____________________________________________________________
Net income:    As reported  $ 319,551   $ 274,039   $ 239,667
               Pro forma    $ 315,567   $ 270,758   $ 238,330

Earnings per share:
   Basic       As reported  $    2.88   $    2.46   $    2.15
               Pro forma    $    2.85   $    2.43   $    2.14

   Diluted     As reported  $    2.85   $    2.44   $    2.14
               Pro forma    $    2.82   $    2.41   $    2.12
=============================================================

   Because the SFAS No. 123 method of accounting has not been applied to options granted prior to 1996, the above pro forma effect may not be representative of that to be expected in future years.
   The fair value for all options granted in 1998, 1997 and 1996 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                     Aug/97   Jan/97   Aug/96   Aug/95
______________________________________________________________________
Risk-free interest rate                5.6%     6.3%     6.4%     6.4%
Expected life of option               5 yrs    5 yrs    5 yrs    5 yrs
Expected dividend yield of stock       2.3%     2.6%     2.6%     3.0%
Expected volatility of stock          26.9%    26.5%    26.2%    25.2%
======================================================================

   Options exercisable and shares available for future grant on June 30:

                                           1998        1997        1996
_______________________________________________________________________
Options exercisable                   3,476,016   2,905,887   3,195,767
Weighted-average option price
  per share of options exercisable $ 20.57 $ 16.41 $ 14.90 Weighted-average fair value of
   options granted during the year      $ 11.43     $  7.30     $  6.44
Shares available for grant            3,256,232   3,304,627   3,295,347
=======================================================================

                                  Page 13-34

   A summary of the status and changes of shares subject to options and the related average price per share follows:

                             Shares Subject    Average Option
                              To Options       Price Per Share
______________________________________________________________
Outstanding June 30, 1996      3,578,492           $ 16.09
______________________________________________________________
   Granted                     1,351,500             27.37
   Exercised                    (655,280)            14.48
   Canceled                      (50,625)
______________________________________________________________
Outstanding June 30, 1997      4,224,087           $ 19.82
______________________________________________________________
   Granted                       190,815             43.04
   Exercised                    (721,687)            19.83
   Canceled                      (31,409)
______________________________________________________________
Outstanding June 30, 1998      3,661,806           $ 21.71
==============================================================

   The range of exercise prices and the remaining contractual life of options as of June 30, 1998 were:
_____________________________________________________________________
Range of exercise prices                $12-$19     $20-$29   $43-$44
_____________________________________________________________________
Options outstanding:
   Outstanding as of June 30, 1998    1,390,268   2,085,748   185,790
   Weighted-average remaining
      contractual life                  3.8 yrs     7.8 yrs   9.1 yrs
   Weighted-average exercise price      $ 13.54     $ 25.26   $ 43.05

Options exercisable:
   Outstanding as of June 30, 1998    1,390,268   2,085,748
   Weighted-average remaining
      contractual life                  3.8 yrs     7.8 yrs
   Weighted-average exercise price      $ 13.54     $ 25.26
======================================================================

   RESTRICTED STOCK -- Restricted stock was issued, under the Company's 1993 Stock Incentive Program, to certain key employees under the Company's 1995-96-97, 1994-95-96 and 1993-94-95 Long Term Incentive Plans (LTIP). Value of the payments was set at the market value of the Company's common stock on the date of issuance. Shares were earned and awarded, and an estimated value was accrued, based upon attainment of criteria specified in the LTIP over the cumulative years of the 3-year Plans. Plan participants are entitled to cash dividends and to vote their respective shares, but the shares are restricted as to transferability for three years following issuance.

                                  Page 13-35

Restricted Shares for LTIP Plan           1998      1997      1996
__________________________________________________________________
Number of shares issued                 39,619   152,916    73,361
Per share value on date of issuance    $ 40.00   $ 25.36   $ 26.05
Total value                            $ 1,585   $ 3,878   $ 1,911
==================================================================

   Under the Company's 1996-97-98 LTIP, a payout of 15,774 shares of restricted stock, from the Company's 1993 Stock Incentive Program, will be issued to certain key employees in 1999. The balance of the 1996-97-98 LTIP payout will be made as deferred cash compensation, as individually elected by the participants. The total payout, valued at $6,359, has been accrued over the three years of the plan.
   In addition, non-employee members of the Board of Directors have been given the opportunity to receive all or a portion of their fees in the form of restricted stock. These shares vest ratably, on an annual basis, over the term of office of the director. In 1998, 1997 and 1996, 4,558, 9,923 and 3,243 shares were issued, respectively, in lieu of directors' fees.
   NON-EMPLOYEE DIRECTORS' STOCK OPTIONS -- In August 1996, the Company adopted a stock option plan for non-employee directors to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the dates options are granted. All outstanding options are exercisable one year after the date of grant and expire no more than ten years after grant.
   A summary of the status and changes of shares subject to options and the related average price per share follows:

                             Shares Subject    Average Option
                              To Options       Price Per Share
______________________________________________________________
Outstanding June 30, 1997         14,250           $ 24.85
______________________________________________________________
   Granted                         8,250             42.96
   Exercised                      (1,500)            24.67
______________________________________________________________
Outstanding June 30, 1998         21,000           $ 31.97
==============================================================

   As of June 30, 1998, 12,750 options were exercisable and 352,500 shares were available for grant.
   At June 30, 1998, the Company had 7,344,328 common shares reserved for issuance in connection with its stock incentive plans.


11. SHAREHOLDERS' PROTECTION RIGHTS AGREEMENT

The Board of Directors of the Company declared a dividend of one Right for each share of Common Stock outstanding on February 17, 1997 in relation to the Company's Shareholder Protection Rights Agreement. As of June 30, 1998, 109,873,263 shares of Common Stock were reserved for issuance under this Agreement. Under certain conditions involving acquisition of or an offer for 15 percent or more of the Company's Common Stock, all holders of Rights,

                                  Page 13-36
except an acquiring entity, would be entitled to purchase, at an exercise price of $100, a value of $200 of Common Stock of the Company or an acquiring entity, or at the option of the Board, to exchange each Right for one share of Common Stock. The Rights remain in existence until February 17, 2007, unless earlier redeemed (at one cent per Right), exercised or exchanged under the terms of the agreement. In the event of an unfriendly business combination attempt, the Rights will cause substantial dilution to the person attempting the merger. The Rights should not interfere with any business combination that is in the best interest of the Company and its shareholders since the Rights may be redeemed.


12.  FOREIGN OPERATIONS

The Company's major foreign operations are located in Germany, the United Kingdom, France, Sweden, and Italy. Their business activities are conducted principally in their local currency. Net transaction and translation adjustments reduced Net income in 1998 and 1997 by $2,284 and $1,267, respectively, and increased Net income in 1996 by $873.
   Net sales, Income before income taxes and Net income include the following amounts from foreign operations:
                                     1998          1997          1996
_____________________________________________________________________
Net sales                     $ 1,340,080   $ 1,234,669   $ 1,085,676
_____________________________________________________________________
Income before income taxes        101,307        85,234        70,118
_____________________________________________________________________
Net income                         57,651        50,067        42,563
=====================================================================

   Net assets of foreign operations at June 30, 1998 and 1997 amounted to $806,596 and $734,820, respectively.
   Accumulated undistributed earnings of foreign operations reinvested in their operations amounted to $153,831, $121,871 and $103,059, at June 30, 1998, 1997 and 1996, respectively.


13.  RESEARCH AND DEVELOPMENT

Research and development costs amounted to $83,117 in 1998, $103,155 in 1997, and $91,706 in 1996. Customer reimbursements included in the total cost for each of the respective years were $15,753, $35,986 and $33,018. Costs include those costs related to independent research and development as well as customer reimbursed and unreimbursed development programs.


14. CONTINGENCIES

The Company is involved in various litigation arising in the normal course of business, including proceedings based on product liability claims, workers' compensation claims and alleged violations of various environmental laws. The Company is self-insured in the U.S. for health care, workers' compensation,

                                  Page 13-37
general liability and product liability up to predetermined amounts, above which third party insurance applies. The Company purchases third party product liability insurance for products manufactured by its international operations and for products that are used in aerospace applications. Management regularly reviews the probable outcome of these proceedings, the expenses expected to be incurred, the availability and limits of the insurance coverage, and the established accruals for uninsured liabilities. While the outcome of pending proceedings cannot be predicted with certainty, management believes that any liabilities that may result from these proceedings are not reasonably likely to have a material effect on the Company's liquidity, financial condition or results of operations.
   ENVIRONMENTAL - The Company is currently involved in environmental remediation at 19 manufacturing facilities presently or formerly operated by the Company and has been named as a "potentially responsible party", along with other companies, at 11 off-site waste disposal facilities.
   As of June 30, 1998, the Company has a reserve of $8,640 for environmental matters which are probable and reasonably estimable. This reserve is recorded based upon the best estimate of net costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities, the amount of the Company's liability in proportion to other responsible parties and any recoveries receivable. This reserve is net of $555 for discounting, at a 7.5% annual rate, a portion of the costs at 7 locations for established treatment procedures required over periods ranging from 3 to 16 years. The Company also has an account receivable of $490 for anticipated insurance recoveries.
   The Company's estimated total liability for the above mentioned sites ranges from a minimum of $8,226 to a maximum of $20,610. The actual costs to be incurred by the Company will be dependent on final delineation of contamination, final determination of remedial action required, negotiations with federal and state agencies with respect to cleanup levels, changes in regulatory requirements, innovations in investigatory and remedial technology, effectiveness of remedial technologies employed, the ultimate ability to pay of the other responsible parties, and any insurance recoveries.

                                  Page 13-38

Report of Management

The Company's management is responsible for the integrity and accuracy of the financial information contained in this annual report. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and that the other information in this annual report is consistent with those statements. In preparing the financial statements, management makes informed judgments and estimates where necessary to reflect the expected effects of events and transactions that have not been completed.
   Management is also responsible for maintaining an internal control system designed to provide reasonable assurance at reasonable cost that assets are safeguarded against loss or unauthorized use and that financial records are adequate and can be relied upon to produce financial statements in accordance with generally accepted accounting principles. The system is supported by written policies and guidelines, by careful selection and training of financial management personnel and by an internal audit staff which coordinates its activities with the Company's independent accountants. To foster a strong ethical climate, the Parker Hannifin Code of Ethics is publicized throughout the Company. This addresses, among other things, compliance with all laws and accuracy and integrity of books and records. The Company maintains a systematic program to assess compliance.
   PricewaterhouseCoopers LLP, independent accountants, are retained to conduct an audit of Parker Hannifin's consolidated financial statements in accordance with generally accepted auditing standards and to provide an independent assessment that helps ensure fair presentation of the Company's consolidated financial position, results of operations and cash flows.
   The Audit Committee of the Board of Directors is composed entirely of outside directors. The Committee meets periodically with management, internal auditors and the independent accountants to discuss internal accounting controls and the quality of financial reporting. Financial management, as well as the internal auditors and the independent accountants, have full and free access to the Audit Committee.


Duane E. Collins                    Michael J. Hiemstra

Duane E. Collins                    Michael J. Hiemstra
President and                       Vice President -
Chief Executive Officer             Finance and Administration
                                    and Chief Financial Officer

                                  Page 13-39

Report of Independent Accountants

To the Shareholders and Board of Directors
Parker Hannifin Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and cash flows present fairly, in all material respects, the financial position of Parker Hannifin Corporation and its subsidiaries at June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





PricewaterhouseCoopers LLP

Cleveland, Ohio
July 30, 1998

                                  Page 13-40

FIVE-YEAR FINANCIAL SUMMARY

(Amounts in thousands,
 except per share information)
                                                  1998 (a)          1997          1996          1995      1994 (a)
___________________________________________________________________________________________________________________
Net sales                                      $ 4,633,023   $ 4,091,081   $ 3,586,448   $ 3,214,370   $ 2,576,337
Cost of sales                                    3,550,992     3,152,988     2,756,343     2,448,264     2,053,376
Selling, general and administrative expenses       532,134       475,180       425,449       384,581       302,668
Non-recurring charges - Restructuring &
   Asset impairment                                                                                         54,256
Interest expense                                    52,787        46,659        36,667        30,922        37,832
Income taxes                                       180,762       150,828       134,812       130,169        60,274
Income - continuing operations                     323,226       274,039       239,667       218,238        52,175
Net income                                         319,551       274,039       239,667       218,238        47,652
Basic earnings per share -
   continuing operations                              2.91          2.46          2.15          1.97           .48
Diluted earnings per share -
   continuing operations                              2.88          2.44          2.14          1.96           .48
Basic earnings per share                              2.88          2.46          2.15          1.97           .43
Diluted earnings per share                     $      2.85   $      2.44   $      2.14   $      1.96   $       .43
Average number of shares outstanding - Basic       110,869       111,602       111,261       110,576       109,661
Average number of shares outstanding - Diluted     111,959       112,518       112,189       111,149       110,270
Cash dividends per share                       $      .600   $      .506   $      .480   $      .453   $      .436
Net income as a percent of net sales                   6.9%          6.7%          6.7%          6.8%          1.8%
Return on average assets                               9.8%          9.3%          9.2%         10.3%          2.5%
Return on average equity                              19.8%         18.7%         18.6%         20.2%          5.0%
___________________________________________________________________________________________________________________
Book value per share                           $     15.32   $     13.87   $     12.42   $     10.73   $      8.78
Working capital                                $   791,305   $   783,550   $   635,242   $   593,761   $   526,864
Ratio of current assets to current liabilities         1.8           2.1           1.8           1.9           2.0
Plant and equipment, net                       $ 1,135,225   $ 1,020,743   $   991,777   $   815,771   $   717,300
Total assets                                     3,524,821     2,998,946     2,887,124     2,302,209     1,925,744
Long-term debt                                     512,943       432,885       439,797       237,157       257,259
Shareholders' equity                           $ 1,683,450   $ 1,547,301   $ 1,383,958   $ 1,191,514   $   966,351
Debt to debt-equity percent                           31.6%         24.5%         30.7%         21.9%         22.7%
___________________________________________________________________________________________________________________
Depreciation                                   $   153,633   $   146,253   $   126,544   $   110,527   $   106,546
Capital expenditures                           $   236,945   $   189,201   $   201,693   $   151,963   $    99,914
Number of employees                                 39,873        34,927        33,289        30,590        26,730
Number of shareholders                              44,250        43,014        35,403        35,629        29,625
Number of shares outstanding at year-end           109,873       111,527       111,438       111,003       110,115
___________________________________________________________________________________________________________________

(a) Includes an extraordinary item for the early retirement of debt.

                                  Page 13-41