Form 10-K405, Exhibit 13
period 1999-06-30
PARKER HANNIFIN CORP
filed 1999-09-24
CIK 76334

                                                                      Exhibit 13


                            Exhibit (13) * to Report
                             On Form 10-K for Fiscal
                            Year Ended June 30, 1999
                         By Parker-Hannifin Corporation










           Excerpts from Annual Report to Shareholders for the fiscal year ended June 30, 1999.













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

      - continuity of business relationships with and purchases by major customers, including among others, orders and delivery schedules for aircraft components,
      -   ability of suppliers to provide materials as needed,
      - uncertainties surrounding timing, successful completion or integration of acquisitions,
      -   competitive pressure on sales and pricing,
      - increases in material and other production costs which cannot be recovered in product pricing,
      -   uncertainties surrounding the year 2000 issues,
      -   difficulties in introducing new products and entering new markets, and
      - uncertainties surrounding the global economy and global market conditions and the potential devaluation of currencies.

Any forward-looking statements are made based on known events and circumstances at the time. The Company undertakes no obligation to update or publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this Report.

                                    Page 13-1

DISCUSSION OF STATEMENT OF INCOME

THE CONSOLIDATED STATEMENT OF INCOME summarizes the Company's operating performance over the last three fiscal years.

NET SALES of $4.96 billion for 1999 were 7.0 percent higher than the $4.63 billion for 1998. Acquisitions accounted for approximately one-half of this increase. The Aerospace operations experienced continued strong demand in commercial aircraft build rates while the Industrial operations experienced reduced order demand within most of its markets. Within the Industrial operations, the European markets weakened in the latter part of 1999 while the Latin American markets operated in a weak economy throughout most of 1999. The Company continued to penetrate markets in the Asia Pacific region. Volume increases within International operations were partially offset by currency rate changes.

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

The Company is anticipating the North American industrial economy for the next year will stay relatively flat. European and Latin American markets are expected to be weak in the first half of fiscal 2000 while the Company expects to continue to penetrate markets in the Asia Pacific region. The Aerospace operations expect the commercial aviation OEM business to decline while the defense business is expected to remain relatively constant.

GROSS PROFIT MARGIN was 22.0 percent in 1999 compared to 23.4 percent in 1998 and 22.9 percent in 1997. Cost of sales for 1998 included a non-cash, non-recurring charge of $15.8 million for in-process R&D purchased as part of two acquisitions. The margin decline in 1999 is primarily the result of the underabsorption of overhead costs and pricing pressure. In addition, gross margins continue to be affected by recently acquired operations contributing lower margins.

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

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES as a percent of sales decreased to
11.1 percent, from 11.5 percent in 1998, and 11.6 percent in 1997. As volume increased these expenses remained relatively unchanged, except for decreased costs from incentive programs.

INTEREST EXPENSE increased by $10.9 million in 1999 and $6.1 million in 1998 due to increased borrowings to complete acquisitions.

                                    Page 13-2

INTEREST AND OTHER INCOME, NET was $5.1 million in 1999 compared to $6.8 million in 1998 and $5.6 million in 1997. Fiscal 1999 includes $1.7 million in interest income related to an IRS refund and fiscal 1998 included $3.8 million of interest income from a settlement with the IRS.

(LOSS) GAIN ON DISPOSAL OF ASSETS was a $2.4 million loss in 1999, a $.1 million gain in 1998 and a $3.0 million gain in 1997. The 1997 gain includes $17.1 million income from the sale of real estate in California. This income was substantially offset by $13.3 million accrued for exit costs and charges for impaired assets related to the relocation of the corporate headquarters.

INCOME TAXES decreased to an effective rate of 35.0 percent in 1999, compared to
35.9 percent in 1998 and 35.5 percent in 1997. The decrease in the rate from 1998 to 1999 was the result of increased tax benefits based on the export of products manufactured in the U.S. The increase in the rate from 1997 to 1998 was the result of receiving no tax benefit for one of the R&D charges.

EXTRAORDINARY ITEM - EXTINGUISHMENT OF DEBT - On June 30, 1998 the Company called for redemption all of its outstanding $100 million, 10.375 percent debentures due 1999-2018.

NET INCOME of $310.5 million for 1999 was 2.8 percent lower than 1998. Net income of $319.6 million for 1998 was 16.6 percent higher than 1997. Net income as a percentage of sales was 6.3 percent in 1999, compared to 6.9 percent in 1998 and 6.7 percent in 1997.

YEAR 2000 CONSIDERATIONS - The Company has been taking actions to assure that its computerized products and systems and all external interfaces are year 2000 compliant. These actions are part of a formal information technology initiative that the Company began several years ago. The cost for these actions is not material to the Company's results of operations. As of July 31, 1999, virtually all internal standard application systems, including all information systems plus any equipment or embedded systems, are year 2000 compliant. The few systems that are currently not compliant consist of noncritical data processing systems, which are expected to be compliant by the end of the first quarter of fiscal 2000.

In addition, the Company contacted its key suppliers, customers, distributors and financial service providers regarding their year 2000 status. Follow-up inquiries and audits with such key third parties were conducted as warranted. The results of the inquiries and audits indicate that substantially all key third parties will be year 2000 compliant on a timely basis. The Company does not anticipate altering its purchasing or production levels as a result of any key third parties year 2000 noncompliance.

While management does not expect that the consequences of any unsuccessful modifications would significantly affect the financial position, liquidity, or results of operations of the Company, there can be no assurance that failure to be fully compliant by 2000 would not have an impact on the Company.

EURO PREPARATIONS - The Company upgraded its systems to accommodate the Euro currency in 1999. The cost of this upgrade was immaterial to the Company's financial results.

                                    Page 13-3

DISCUSSION OF BALANCE SHEET

THE CONSOLIDATED BALANCE SHEET shows the Company's financial position at year end, compared with the previous year end. This statement provides information to assist in assessing factors such as the Company's liquidity and financial resources.

The effect of currency rate changes during the year caused a $32.8 million decrease in Shareholders' equity. These rate changes also caused significant decreases in accounts receivable, inventories, goodwill and plant and equipment, as well as significant decreases in accounts payable and the various accrual accounts.

Working capital and the current ratio were as follows:

Working Capital (millions)      1999     1998
--------------------------- --------- --------
  Current Assets               $1,775  $ 1,780
  Current Liabilities             755      989
  Working Capital               1,020      791
  Current Ratio                   2.4      1.8
--------------------------- --------- --------



ACCOUNTS RECEIVABLE are primarily due from customers for sales of product ($684.2 million at June 30, 1999, compared to $642.3 million at June 30, 1998). The current year increase in accounts receivable is primarily due to acquisitions and increased volume. Days sales outstanding for the Company increased slightly to 47 days in 1999 from 46 days in 1998. An increase in the allowance for doubtful accounts in 1999 is primarily due to receivables obtained through acquisitions.

INVENTORIES decreased to $915.1 million at June 30, 1999, compared to $944.3 million a year ago, with the decline occurring primarily in the Industrial operations where management focused on reducing inventory levels to align with current customer demand. The decline in inventory was partially offset by an increase in inventory due to acquisitions. Months supply of inventory on hand at June 30, 1999 decreased to 3.5 months from 3.7 months at June 30, 1998.

PLANT AND EQUIPMENT, net of accumulated depreciation, increased $65.6 million in 1999 as a result of acquisitions and capital expenditures which exceeded annual depreciation.

INVESTMENTS AND OTHER ASSETS increased $65.9 million in 1999 primarily as a result of increases in pension assets and the cash surrender value of corporate-owned life insurance contracts.

EXCESS COST OF INVESTMENTS OVER NET ASSETS ACQUIRED increased $41.8 million in 1999 as a result of acquisitions, partially offset by current year amortization. The additional excess cost of investments in 1999 is being amortized over 15 years.

NOTES PAYABLE AND LONG-TERM DEBT PAYABLE WITHIN ONE YEAR decreased $204.9 million due to a decrease in commercial paper borrowings and the redemption of the Company's $100 million 10.375% debentures in July 1998.

ACCOUNTS PAYABLE, TRADE decreased $25.1 million in 1999 due primarily to the timing of payments made at the Corporate level as well as lower balances in the International Industrial operations due to lower production levels.

                                    Page 13-4

ACCRUED PAYROLLS AND OTHER COMPENSATION decreased $18.1 million in 1999 primarily as a result of decreased headcount and incentive plans which are based on sales and earnings.

ACCRUED DOMESTIC AND FOREIGN TAXES increased to $52.6 million in 1999 from $34.4 million in 1998 primarily due to lower estimated tax payments in 1999.

LONG-TERM DEBT increased $211.8 million in 1999 primarily due to increased borrowings to fund acquisitions and the issuance of the ESOP debt guarantee. See the Cash Flows From Financing Activities section on page 13-7 for further discussion.

The Company's goal is to maintain no less than an "A" rating on senior debt to ensure availability and reasonable cost of external funds. To meet this objective, the Company has established a financial goal of maintaining a ratio of debt to debt-equity of 30 to 33 percent.

Debt to Debt-Equity Ratio               1999          1998
(millions)
------------------------------------ -------- -------------
  Debt                                $   785   $      778
  Debt & Equity                         2,639        2,462
  Ratio                                  29.8%       31.6%
------------------------------------ -------- -------------

In fiscal 2000 additional borrowings are not anticipated for the stock repurchase program, capital investments, or for working capital purposes, but may be utilized for acquisitions.

PENSIONS AND OTHER POSTRETIREMENT BENEFITS increased 4.1 percent in 1999. These costs are explained further in Note 8 to the Consolidated Financial Statements.

OTHER LIABILITIES increased to $65.3 million in 1999 from $44.2 million in 1998 primarily due to increases in deferred compensation plans.

COMMON STOCK IN TREASURY decreased to $1.8 million in 1999 from $83.5 million in 1998 due to the sale of treasury shares to the Company's ESOP in 1999.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK - The Company enters into forward exchange contracts and cross-currency swap agreements to reduce its exposure to fluctuations in related foreign currencies. These contracts are with major financial institutions and the risk of loss is considered remote. The Company does not hold or issue derivative financial instruments for trading purposes. In addition, the Company's foreign locations, in the ordinary course of business, enter into financial guarantees, through financial institutions, which enable customers to be reimbursed in the event of non-performance by the Company. The total value of open contracts and any risk to the Company as a result of these arrangements is not material to the Company's financial position, liquidity or results of operations.

                                    Page 13-5

DISCUSSION OF CASH FLOWS

THE CONSOLIDATED STATEMENT OF CASH FLOWS reflects cash inflows and outflows from the Company's operating, investing and financing activities.

Cash and cash equivalents increased $2.8 million in 1999 after decreasing $38.5 million in 1998.

CASH FLOWS FROM OPERATING ACTIVITIES -- The Company's largest source of cash continues to be net cash provided by operating activities. Net cash provided by operating activities in 1999 was a record $459.1 million compared to $320.6 million in 1998. Inventories provided cash of $30.6 million in 1999 compared to using cash of $185.6 million in 1998. Accrued domestic and foreign taxes provided cash of $22.1 million in 1999 after using cash of $15.3 million in 1998. Accounts receivable used cash of $31.4 million in 1999 after using cash of $71.0 million in 1998 and Other liabilities provided cash of $20.7 million compared to providing cash of $8.6 million in 1998. These providers of cash in 1999 were partially offset with cash used by Other assets of $57.0 million in 1999 after using cash of $31.6 million in 1998. Accounts payable used cash of $33.1 million in 1999 after providing cash of $52.9 million in 1998. Accrued payrolls and other compensation used cash of $21.9 million in 1999 after providing cash of $27.5 million in 1998.

The net cash provided by operating activities in 1998 decreased $71.7 million compared to 1997. This decrease was principally due to inventories using cash of $185.6 million in 1998 compared to $27.0 million in 1997. Other accrued liabilities used cash of $9.1 million in 1998 compared to providing cash of $16.0 million in 1997. Accrued domestic and foreign taxes also used cash in 1998 of $15.3 million after providing cash of $4.3 million in 1997. These uses of cash in 1998 were partially offset with cash provided by an increase of $45.5 million in Net income in 1998 and a $52.9 million increase in Accounts payable in 1998 compared to an increase of $31.7 million in 1997. In addition, the 1998 write-off of purchased in-process R&D of $15.8 million was a non-cash charge added back to Net income to reconcile to the net cash provided by operating activities.

CASH FLOWS FROM INVESTING ACTIVITIES - Net cash used in investing activities was $146.1 million lower in 1999 than 1998, primarily due to Acquisitions using $143.1 million less cash in 1999. Also, Capital expenditures decreased by $6.8 million in 1999.

Net cash used in investing activities was $264.4 million greater in 1998 than 1997, primarily due to Acquisitions using $201.5 million more cash in 1998. Also, Capital expenditures increased $47.8 million in 1998.

To complete Acquisitions the Company utilized cash of $89.9 million in 1999; cash of $233.0 million and treasury shares valued at $11.9 million in 1998; and cash of $31.5 million in 1997. The net assets of the acquired companies at their respective acquisition dates consisted of the following:

                                    Page 13-6



(In thousands)                   1999         1998          1997
--------------------------- ------------ ------------- -------------
Assets acquired:
    Accounts receivable         $16,529    $  39,286     $   4,549
    Inventories                  16,173       43,847        13,410
    Prepaid expenses              2,509        1,393           247
    Deferred income taxes                      1,643         1,576
    Plant & equipment            17,686       54,718        15,283
    Other assets                  3,783        3,762        (1,121)
    Excess cost of
      investments over net
      assets acquired            84,589      162,680        11,596
--------------------------- ------------ ------------- -------------
                                141,269      307,329        45,540
--------------------------- ------------ ------------- -------------
Liabilities assumed:
    Notes payable                10,433        8,690         2,050
    Accounts payable             10,105       21,841         2,418
    Accrued payrolls              6,828        4,418           471
    Accrued taxes                  (646)       2,840           941
    Other accrued liabilities     3,535       11,421         4,582
    Long-term debt               20,090        9,706         2,454
    Pensions and other
      postretirement benefits       471          477         1,163
    Other liabilities               588        3,033
--------------------------- ------------ ------------- -------------
                                 51,404       62,426        14,079
--------------------------- ------------ ------------- -------------
Net assets acquired             $89,865    $ 244,903      $ 31,461
--------------------------- ------------ ------------- -------------


CASH FLOWS FROM FINANCING ACTIVITIES - In 1999 the Company decreased its outstanding borrowings by a net total of $148.4 million. This amount does not include the Company's issuance of the ESOP debt guarantee of $112.0 million which is reflected as a non-cash financing activity. The Company issued $225.0 million in medium-term notes during 1999. As of June 30, 1999, the Company paid down the majority of its commercial paper borrowings and selected notes payable attributable to the International operations with the major source of funding for the repayment coming from the proceeds received from the sale of treasury shares to the ESOP.

In 1998 the Company increased its outstanding borrowings by a net total of $264.9 million primarily to fund acquisitions. The majority of the funding was through the issuance of commercial paper. Additional funds were obtained through the issuance of $50.0 million of medium-term notes.

Common share activity in 1999 includes the repurchase of stock, the exercise of stock options and the sale of treasury shares to the ESOP. During 1999 the Company purchased 1,500,000 shares for treasury and sold 3,055,413 shares to the ESOP.

Dividends have been paid for 196 consecutive quarters, including a yearly increase in dividends for the last 43 fiscal years. The current annual dividend rate is $.68 per share.

In summary, based upon the Company's past performance and current expectations, management believes the cash flows generated from future operating activities, combined with the Company's worldwide financial capabilities, will provide adequate funds to support planned growth and continued improvements in the Company's manufacturing facilities and equipment.

                                    Page 13-7

DISCUSSION OF BUSINESS SEGMENT INFORMATION

THE BUSINESS SEGMENT INFORMATION presents sales, operating income and assets on a basis that is consistent with the manner in which the Company's various businesses are managed for internal review and decision-making.

INDUSTRIAL SEGMENT
-----------------------------------------------------------
                              1999       1998        1997
-------------------------- ---------- ---------- ----------
Operating income as a
     percent of sales         11.0%     12.6%      12.9%
Return on average assets      16.0%     19.1%      18.6%
-------------------------- ---------- ---------- ----------


Sales for the Industrial North American operations increased to $2.57 billion in 1999, 4.5 percent over 1998, following 1998's increase of 15.2 percent over 1997. Acquisitions accounted for four-fifths of the increase in 1999 and nearly one-fifth of the increase in 1998. Sales in 1999 reflects lower demand within most of the Industrial North American markets, particularly in the semiconductor fabrication, agricultural, petrochemical, factory automation and machine tool markets. However, growth was experienced in the telecommunications and refrigeration markets. The growth in 1998 was spread among numerous markets, but primarily was the result of growth in the light and heavy-duty truck, construction equipment, telecommunications, factory automation, machine tool and refrigeration markets.

International Industrial sales increased to a record $1.24 billion, 4.7 percent over 1998. Without the impact of changes in currency rates, volume for 1999 increased 5.8 percent. Acquisitions accounted for all of the 1999 increase. International Industrial sales in 1998 increased to $1.19 billion, 8.0 percent over 1997. Without the impact of changes in currency rates, volume for 1998 increased over 17 percent. Acquisitions contributed over half of the 1998 increase. European markets experienced steady growth during 1998. The Company also continued to penetrate markets in Asia Pacific and Latin American regions.

Industrial North American operating income decreased 8.4 percent in 1999 after an increase of 11.4 percent in 1998 over 1997. Operating income in 1998 includes a $5.2 million R&D charge. Income from operations as a percent of sales was 13.1 percent in 1999 compared to 14.9 percent in 1998 and 15.4 percent in 1997. Margins in 1999 were adversely affected by the underabsorption of overhead costs and pricing pressure experienced throughout most of the Industrial markets. Recently purchased acquisitions, not yet fully integrated, continued to contribute lower margins. Raw material prices decreased during the year.

International operating income decreased 11.4 percent in 1999 after a 1998 increase of 6.4 percent over 1997. Operating income in 1998 includes a $10.6 million R&D charge. Income as a percent of sales in 1999 was 6.6 percent compared to 7.8 percent in 1998 and 7.9 percent in 1997. Demand in Europe began to weaken in the second half of 1999 resulting in lower capacity utilization. Latin American operations suffered through a weak economy throughout most of 1999, particularly in the Brazilian markets. Results in the Asia Pacific region continue to improve as the Company continued to expand its infrastructure in this market. Operating income for 1998 benefited from growth in the European Industrial markets with increased volume improving capacity utilization.

A slight improvement in the trend of order rates was seen toward the end of 1999; however, it is unclear whether an upward trend will continue or be sustainable into fiscal 2000 as the Company continues to see mixed business conditions across its North American markets. The Industrial European and Latin American operations are expected to experience a continued weak economy in the first half of fiscal 2000. The Company expects to take the necessary actions to manage these operations to ensure they are appropriately structured to operate in their current economic environment.


                                    Page 13-8

Backlog for the Industrial Segment was $546.9 million at June 30, 1999, compared to $585.2 million at the end of 1998 and $510.8 million at the end of 1997. The lower backlog reflects the weakened demand experienced during the year by the Industrial markets. The 1998 increase over backlog in 1997 was due to volume growth within the North American operations, as well as acquisitions.

Assets for the Industrial Segment increased 3.4 percent in 1999 after an increase of 15.0 percent in 1998. The increase in 1999 is primarily due to acquisitions, partially offset by decreases in inventories and net goodwill as well as the effect of currency fluctuations. In 1998 currency fluctuations partially offset increases from acquisitions and increases in inventories. In both years net plant and equipment increased due to capital expenditures exceeding depreciation.


AEROSPACE SEGMENT
-----------------------------------------------------------
                              1999       1998        1997
-------------------------- ---------- ---------- ----------
Operating income as a
     percent of sales         15.4%     16.1%      12.9%
Return on average assets      23.1%     22.8%      17.3%
-------------------------- ---------- ---------- ----------



Sales increased 16.1 percent in 1999 and 15.1 percent in 1998. The continuing high level of activity in 1999 reflects the increase in commercial aircraft build rates. Increased commercial aircraft deliveries and continued penetration of the commercial repair and overhaul businesses contributed to the higher volume in 1998.

Operating income increased 11.0 percent in 1999 and 43.1 percent in 1998. As a percent of sales 1999 income was 15.4 percent compared to 16.1 percent in 1998 and 12.9 percent in 1997. Current year margins reflect a change in mix of sales from aftermarket to OEM . The 1998 increase in margins was primarily the result of improved capacity utilization due to higher volume and a favorable product mix.

Backlog at June 30, 1999 was $1.08 billion compared to $1.06 billion in 1998 and $976.2 million in 1997, reflecting the strong growth of the commercial aircraft market. A decline in OEM business is expected in fiscal 2000 and the Company expects to take the necessary steps to resize the business.

Assets increased 6.0 percent in 1999 after a 13.6 percent increase in 1998. For both periods the increases were primarily in customer receivables and property, plant and equipment, partially offset by a decrease in net goodwill. The 1998 increase was also due to an increase in inventories.

CORPORATE assets increased 23.5 percent in 1999 primarily due to increases in qualified and non-qualified benefit plan assets. The increase of 94.9 percent in 1998 is primarily due to a change in the balance sheet classification of qualified pension assets.

                                    Page 13-9


CONSOLIDATED STATEMENT OF INCOME

(Dollars in thousands, except per share amounts)   For the year ended June 30,       1999             1998             1997
----------------------------------------------------------------------------------------------------------------------------

NET SALES                                                                     $ 4,958,800      $ 4,633,023      $ 4,091,081
Cost of sales                                                                   3,869,370        3,550,992        3,152,988
----------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                    1,089,430        1,082,031          938,093
Selling, general and administrative expenses                                      550,681          532,134          475,180
----------------------------------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                                                            538,749          549,897          462,913
Other income (deductions):
   Interest expense                                                               (63,697)         (52,787)         (46,659)
   Interest and other income, net                                                   5,056            6,783            5,623
   (Loss) gain on disposal of assets                                               (2,414)              95            2,990
----------------------------------------------------------------------------------------------------------------------------
                                                                                  (61,055)         (45,909)         (38,046)
----------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                        477,694          503,988          424,867
Income taxes (Note 3)                                                             167,193          180,762          150,828
----------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item                                                  310,501          323,226          274,039
Extraordinary item - extinguishment of debt (Note 7)                                                (3,675)
----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                      $ 310,501        $ 319,551        $ 274,039
============================================================================================================================
EARNINGS PER SHARE (Note 4)
   Basic earnings per share before extraordinary item                              $ 2.85           $ 2.91           $ 2.46
   Extraordinary item - extinguishment of debt                                                        (.03)
----------------------------------------------------------------------------------------------------------------------------
   Basic earnings per share                                                        $ 2.85           $ 2.88           $ 2.46
============================================================================================================================

   Diluted earnings per share before extraordinary item                            $ 2.83           $ 2.88           $ 2.44
   Extraordinary item - extinguishment of debt                                                        (.03)
----------------------------------------------------------------------------------------------------------------------------
   Diluted earnings per share                                                      $ 2.83           $ 2.85           $ 2.44
============================================================================================================================

     The accompanying notes are an integral part of the financial statements.

                                   Page 13-10


CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Dollars in thousands)                       For the year ended June 30,             1999             1998             1997
----------------------------------------------------------------------------------------------------------------------------

NET INCOME                                                                      $ 310,501        $ 319,551        $ 274,039
Other comprehensive income (loss), net of taxes:
  Foreign currency translation adjustment                                         (32,832)         (32,681)         (48,070)
----------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                                            $ 277,669        $ 286,870        $ 225,969
============================================================================================================================

     The accompanying notes are an integral part of the financial statements.

                                   Page 13-11


CONSOLIDATED BALANCE SHEET

(Dollars in thousands)                                                   June 30,    1999             1998
-----------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS


Cash and cash equivalents                                                           $   33,277       $   30,488
Accounts receivable, less allowance for doubtful accounts
     (1999 - $9,397; 1998 - $9,004)                                                    738,773          699,179
Inventories (Notes 1 and 5):
     Finished products                                                                 442,361          416,034
     Work in process                                                                   347,376          392,880
     Raw materials                                                                     125,393          135,357
---------------------------------------------------------------------------------------------------------------
                                                                                       915,130          944,271
Prepaid expenses                                                                        22,928           22,035
Deferred income taxes (Notes 1 and 3)                                                   64,576           84,102
---------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                 1,774,684        1,780,075
Plant and equipment (Note 1):
     Land and land improvements                                                        125,990          113,774
     Buildings and building equipment                                                  592,086          552,177
     Machinery and equipment                                                         1,678,956        1,560,016
     Construction in progress                                                          109,780          119,142
---------------------------------------------------------------------------------------------------------------
                                                                                     2,506,812        2,345,109
Less accumulated depreciation                                                        1,305,943        1,209,884
---------------------------------------------------------------------------------------------------------------
                                                                                     1,200,869        1,135,225
Investments and other assets (Note 1)                                                  260,495          194,632
Excess cost of investments over net assets acquired (Note 1)                           441,489          399,681
Deferred income taxes (Notes 1 and 3)                                                   28,351           15,208
---------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                        $3,705,888       $3,524,821
===============================================================================================================

                                   Page 13-12

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES

Notes payable and long-term debt payable within one year (Notes 6 and 7)           $    60,609      $   265,485
Accounts payable, trade                                                                313,173          338,249
Accrued payrolls and other compensation                                                145,745          163,879
Accrued domestic and foreign taxes                                                      52,584           34,374
Other accrued liabilities                                                              182,402          186,783
----------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                              754,513          988,770
Long-term debt (Note 7)                                                                724,757          512,943
Pensions and other postretirement benefits (Notes 1 and 8)                             276,637          265,675
Deferred income taxes (Notes 1 and 3)                                                   30,800           29,739
Other liabilities                                                                       65,319           44,244
----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                    1,852,026        1,841,371
----------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY (Note 9)
Serial preferred stock, $.50 par value, authorized 3,000,000 shares; none issued
Common stock, $.50 par value, authorized 600,000,000 shares;
     issued 111,945,179 shares in 1999 and 111,812,025 shares in 1998 at par value      55,973           55,906
Additional capital                                                                     132,227          139,726
Retained earnings                                                                    1,872,356        1,631,316
Unearned compensation related to guarantee of ESOP debt (Note 7)                      (112,000)               -
Accumulated other comprehensive income (loss)                                          (92,858)         (60,026)
----------------------------------------------------------------------------------------------------------------
                                                                                     1,855,698        1,766,922
Common stock in treasury at cost; 43,836 shares in 1999 and 1,938,762 shares
 in 1998                                                                                (1,836)         (83,472)
----------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                           1,853,862        1,683,450
----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                         $ 3,705,888      $ 3,524,821
================================================================================================================


The accompanying notes are an integral part of the financial statements.

                                   Page 13-13

CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollars in thousands)                                  For the year ended June 30,  1999             1998             1997
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                      $ 310,501        $ 319,551        $ 274,039
  Adjustments to reconcile net income to net cash
        provided by operating activities:
     Depreciation                                                                 164,577          153,633          146,253
     Amortization                                                                  37,469           29,046           23,580
     Deferred income taxes                                                          5,718            7,680           (1,269)
     Foreign currency transaction (gain) loss                                      (2,495)           3,697            1,947
     Loss (gain) on sale of plant and equipment                                     1,886              291           (9,811)
     Write-off of purchased in-process research and development                         -           15,800                -
     Net effect of extraordinary loss                                                   -            3,675                -
     Changes in assets and liabilities, net of effects from acquisitions and dispositions:
      Accounts receivable                                                         (31,396)         (71,034)         (76,081)
      Inventories                                                                  30,606         (185,569)         (27,007)
      Prepaid expenses                                                              2,069           (3,473)          (1,234)
      Other assets                                                                (56,957)         (31,620)         (26,130)
      Accounts payable, trade                                                     (33,075)          52,947           31,672
      Accrued payrolls and other compensation                                     (21,892)          27,531           23,929
      Accrued domestic and foreign taxes                                           22,091          (15,282)           4,282
      Other accrued liabilities                                                    (3,935)          (9,129)          16,026
      Pensions and other postretirement benefits                                   13,258           14,276            6,823
      Other liabilities                                                            20,672            8,579            5,291
----------------------------------------------------------------------------------------------------------------------------
               Net cash provided by operating activities                          459,097          320,599          392,310
CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisitions (less cash acquired of $2,609 in 1999, $4,260 in 1998
     and $1,394 in 1997)                                                          (89,865)        (232,953)         (31,461)
  Capital expenditures                                                           (230,122)        (236,945)        (189,201)
  Proceeds from sale of plant and equipment                                         6,382            7,151           11,307
  Other                                                                               548            3,630           14,624
----------------------------------------------------------------------------------------------------------------------------
               Net cash (used in) investing activities                           (313,057)        (459,117)        (194,731)

                                   Page 13-14

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from (payments for) common share activity                               74,076          (96,887)         (10,184)
  (Payments of) proceeds from notes payable, net                                 (228,896)         190,865         (100,655)
  Proceeds from long-term borrowings                                              232,886           87,085            9,390
  (Payments of) long-term borrowings                                             (152,397)         (13,054)         (30,059)
  Dividends paid, net of tax benefit of ESOP shares                               (69,461)         (66,501)         (56,570)
----------------------------------------------------------------------------------------------------------------------------
               Net cash (used in) provided by financing activities               (143,792)         101,508         (188,078)
  Effect of exchange rate changes on cash                                             541           (1,499)          (4,457)
----------------------------------------------------------------------------------------------------------------------------
  Net increase (decrease) in cash and cash equivalents                              2,789          (38,509)           5,044
  Cash and cash equivalents at beginning of year                                   30,488           68,997           63,953
----------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of year                                       $ 33,277         $ 30,488         $ 68,997
============================================================================================================================
Supplemental Data:
  Cash paid during the year for:


    Interest, net of capitalized interest                                        $ 62,997         $ 48,105         $ 46,812
    Income taxes                                                                  129,893          175,546          145,663
  Non-cash investing activities:
    Treasury stock issued for acquisitions                                                          11,950
  Non-cash financing activities:
     Capital lease obligations                                                      7,346
     ESOP debt guarantee                                                          112,000

----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

                                   Page 13-15

BUSINESS SEGMENT INFORMATION
BY INDUSTRY
(Dollars in thousands)                                                               1999             1998             1997
----------------------------------------------------------------------------------------------------------------------------
NET SALES:
     Industrial:
       North America                                                          $ 2,565,154      $ 2,454,558      $ 2,130,817
       International                                                            1,241,256        1,185,584        1,097,615
     Aerospace                                                                  1,152,390          992,881          862,649
----------------------------------------------------------------------------------------------------------------------------
                                                                              $ 4,958,800      $ 4,633,023      $ 4,091,081
============================================================================================================================
SEGMENT OPERATING INCOME:
     Industrial:
       North America                                                          $   335,259      $   365,880      $   328,307
       International                                                               82,245           92,783           87,216
     Aerospace                                                                    177,213          159,580          111,533
----------------------------------------------------------------------------------------------------------------------------
Total segment operating income                                                    594,717          618,243          527,056
Corporate administration                                                           54,176           61,829           50,582
----------------------------------------------------------------------------------------------------------------------------
Income before interest expense and other                                          540,541          556,414          476,474
Interest expense                                                                   63,697           52,787           46,659
Other                                                                                (850)            (361)           4,948
----------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                    $   477,694      $   503,988      $   424,867
============================================================================================================================
IDENTIFIABLE ASSETS:
     Industrial                                                               $ 2,657,146      $ 2,570,273      $ 2,235,631
     Aerospace                                                                    789,174          744,335          655,433
----------------------------------------------------------------------------------------------------------------------------
                                                                                3,446,320        3,314,608        2,891,064
     Corporate (a)                                                                259,568          210,213          107,882
----------------------------------------------------------------------------------------------------------------------------
                                                                              $ 3,705,888      $ 3,524,821      $ 2,998,946
============================================================================================================================
PROPERTY ADDITIONS: (b)
     Industrial                                                               $   209,230      $   245,995      $   173,635
     Aerospace                                                                     36,993           33,733           20,608
     Corporate (c)                                                                  1,585           11,935           32,078
----------------------------------------------------------------------------------------------------------------------------
                                                                              $   247,808      $   291,663      $   226,321
============================================================================================================================
DEPRECIATION:
     Industrial                                                               $   140,914      $   130,888      $   121,694
     Aerospace                                                                     19,523           19,011           21,536
     Corporate                                                                      4,140            3,734            3,023
----------------------------------------------------------------------------------------------------------------------------
                                                                              $   164,577      $   153,633      $   146,253
============================================================================================================================


The accounting policies of the business segments are the same as those described in the Significant Accounting Policies footnote except that the business segment results are prepared on a management basis that is consistent with the manner in which the Company disaggregates financial information for internal review and decision-making.

(a) Corporate assets are principally cash and cash equivalents, domestic deferred income taxes, investments, benefit plan assets, headquarters facilities, idle facilities held for sale and the major portion of the Company's domestic data processing equipment.
(b) Includes value of net plant and equipment at the date of acquisition of acquired companies accounted for by the purchase method
     (1999 - $17,686; 1998 - $54,718; 1997 - $15,283).
(c) Fiscal 1997 includes $21,837 for real estate acquired in a tax-free exchange of property.

                                   Page 13-16

BY GEOGRAPHIC AREA (d)
(Dollars in thousands)                                                               1999             1998             1997
----------------------------------------------------------------------------------------------------------------------------
NET SALES:
     North America                                                            $ 3,684,786      $ 3,425,704      $ 2,969,883
     International                                                              1,274,014        1,207,319        1,121,198
----------------------------------------------------------------------------------------------------------------------------
                                                                              $ 4,958,800      $ 4,633,023      $ 4,091,081
============================================================================================================================

LONG-LIVED ASSETS:
     North America                                                            $   873,222      $   790,162      $   710,049
     International                                                                327,647          345,063          310,694
----------------------------------------------------------------------------------------------------------------------------
                                                                              $ 1,200,869      $ 1,135,225      $ 1,020,743
============================================================================================================================

(d) Net sales are attributed to countries based on the location of the selling unit. North America includes the United States, Canada and Mexico. No country other than the United States represents greater than 10% of consolidated sales. Long-lived assets are comprised of property, plant and equipment based on physical location.

                                   Page 13-17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

NOTE 1
SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the accompanying consolidated financial statements are summarized below.

NATURE OF OPERATIONS - The Company is a leading worldwide producer of motion control products, including fluid power systems, electromechanical controls and related components.

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," during fiscal 1999. SFAS No. 131 requires segment information to be disclosed based upon how management internally evaluates the operating performance of its business units. The Company evaluates performance based on segment operating income before Corporate general and administrative expenses, Interest expense and Income taxes. Business segment information for fiscal years 1998 and 1997 have been restated to conform to the new standard.

The Company operates in two principal business segments: Industrial and Aerospace. The Industrial Segment is an aggregation of several business units which produce motion-control and fluid power system components for builders and users of various types of manufacturing, packaging, processing, transportation, agricultural, construction, and military machinery, vehicles and equipment. Industrial Segment products are marketed primarily through field sales employees and independent distributors. The North American Industrial business represents the largest portion of the Company's manufacturing plants and distribution networks and primarily services North America. The International Industrial operations bring Parker products and services to countries throughout Europe, Asia Pacific and Latin America.

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

BASIS OF CONSOLIDATION - The consolidated financial statements include the accounts of all domestic and foreign subsidiaries. All material intercompany transactions and profits have been eliminated in the consolidated financial statements. Within the Business Segment Information, intersegment and interarea sales are recorded at fair market value and are immaterial in amount.

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

FOREIGN CURRENCY TRANSLATION - Assets and liabilities of most foreign subsidiaries are translated at current exchange rates, and income and expenses are translated using weighted average exchange rates. The effects of these translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in the Accumulated other comprehensive income component of Shareholders' equity. Such adjustments will affect Net income only upon sale or liquidation of the underlying foreign investments, which is not contemplated at this time. Exchange gains and losses from transactions in a currency other than the local currency of the entity involved, and translation adjustments in countries with highly inflationary economies, are included in income.

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

Gains or losses on forward contracts which hedge net investments in consolidated subsidiaries are accrued in Shareholders' equity. Gains or losses on forward contracts which hedge specific transactions are recognized in Net income, offsetting the underlying foreign currency gains or losses.


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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - The Financial Accounting Standards Board (FASB) has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard establishes a new model for accounting for derivatives and hedging activities. Due to the immaterial amount of derivative and hedging activity within the Company, application of this standard, required in the first quarter of 2001 as a result of the issuance of SFAS No. 137, is not expected to have a material impact on the results and financial position of the Company.

In March 1998 the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires expenses incurred during the application development stage of a software implementation project to be capitalized and amortized over the useful life of the project. Application of this standard, required beginning with the first quarter of 2000, is not expected to have a material impact on the results and financial position of the Company.


NOTE 2
ACQUISITIONS

On July 14, 1998 the Company acquired the equity of B.A.G. Acquisition Ltd., the parent company of Veriflo Corporation, a manufacturer of high-purity regulators and valves based in Richmond, California. On August 27, 1998 the Company acquired the equity of Fluid Power Systems, a manufacturer of hydraulic valves and electrohydraulic systems and controls located in Lincolnshire, Illinois. Combined annual sales for these operations, for their most recent fiscal year prior to acquisition, were approximately $107 million. Total purchase price for these businesses was approximately $85.2 million cash.

On May 1, 1998 the Company acquired the equity of Extrudit Ltd., a tubing manufacturer located in Buxton, England. On April 30, 1998 the Company purchased the equity of UCC Securities Limited of Thetford, Norfolk, England, a manufacturer of technology-based hydraulic filtration products. On April 1, 1998 the Company acquired the equity of Sempress Pneumatics, a manufacturer of pneumatic cylinders and valves located near Rotterdam, the Netherlands. On March 31, 1998 the Company acquired the assets of Temeto AB located in Flen, Sweden, a distributor of hydraulic components. On March 26, 1998 the Company purchased the remaining 51% of two Korean joint ventures - HS Parker Company Ltd., in Yangsan, and the HS Parker Air Conditioning Components Company Ltd., in Chonan, manufacturers of hydraulic hose, fittings, hose assemblies and accumulators. On February 27, 1998 Computer Technology Corporation of Milford, Ohio, a manufacturer of man-machine interface solutions, was merged into the Company. On September 26, 1997 the Company acquired the assets of the Skinner solenoid valve division of Honeywell Inc. and the equity of Honeywell Lucifer, S.A. Skinner is headquartered in New Britain,

                                   Page 13-20

Connecticut, and Lucifer is headquartered in Geneva, Switzerland. On August 4, 1997 the Company acquired the assets of EWAL Manufacturing of Belleville, New Jersey, a leading producer of precision fittings and valves. Combined annual sales for operations acquired in fiscal 1998, for their most recent fiscal year prior to acquisition, were approximately $243 million. Total purchase price for these businesses was approximately $236.5 million cash and 263,279 shares of common stock valued at $11.9 million.

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


NOTE 3
INCOME TAXES

Income taxes include the following:

                                   1999         1998        1997
------------------------------------------------------------------
Federal                        $113,011     $129,462    $113,819
Foreign                          34,309       27,847      27,411
State and local                  11,236       16,928      13,587
Deferred                          8,637        6,525      (3,989)
------------------------------------------------------------------
                               $167,193     $180,762    $150,828
==================================================================



A reconciliation of the Company's effective income tax rate to the statutory Federal rate follows:

                                         1999      1998     1997
------------------------------------------------------------------
Statutory Federal income tax rate        35.0%     35.0%    35.0%
State and local income taxes              1.8       2.1      2.0
FSC income not taxed                     (2.3)     (1.7)    (1.8)
Foreign tax rate difference               1.4        .2      (.3)
Other                                     (.9)       .3       .6
-------------------------------------------------------------------
Effective income tax rate                35.0%     35.9%    35.5%
===================================================================



                                   Page 13-21



Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:

                                            1999         1998
----------------------------------------------------------------
Postretirement benefits                 $ 74,238     $ 63,277
Other liabilities and reserves            38,530       52,430
Long-term contracts                       16,344       14,816
Operating loss carryforwards               4,719        9,440
Foreign tax credit carryforwards           2,264        3,773
Valuation allowance                       (4,700)      (1,591)
Depreciation                             (77,871)     (80,508)
Inventory                                 10,567       11,088
----------------------------------------------------------------
Net deferred tax asset                  $ 64,091     $ 72,725
================================================================
Change in net deferred tax asset (liability):
Provision for deferred tax              $ (8,637)    $ (6,525)
Translation adjustment                     1,710          175
Acquisitions                              (1,707)         784
----------------------------------------------------------------
Total change in net deferred tax        $ (8,634)    $ (5,566)
================================================================

At June 30, 1999, foreign subsidiaries had benefits for operating loss carryforwards of $4,719 for tax purposes, some of which can be carried forward indefinitely and others which can be carried forward from three to 10 years.

Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of certain international operations as those earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the eventual remittance of such earnings.

Accumulated undistributed earnings of foreign operations reinvested in their operations amounted to $205,756, $153,831 and $121,871, at June 30, 1999, 1998
and 1997, respectively.


NOTE 4
EARNINGS PER SHARE

Earnings per share have been computed according to SFAS No. 128, "Earnings per Share." Basic earnings per share is computed using the weighted average number of shares of common stock outstanding during the year.

Diluted earnings per share is computed using the weighted average number of common shares and common share equivalents outstanding during the year. Common share equivalents represent the dilutive effect of outstanding stock options.

                                   Page 13-22


The computation of net income per share was as follows:

                                             1999           1998           1997
--------------------------------------------------------------------------------
     Numerator:
     ---------
     Net income applicable
       to common shares                 $ 310,501      $ 319,551      $ 274,039
================================================================================

     Denominator:
     -----------
     Basic - weighted average
       common shares                  108,799,974    110,868,834    111,601,484
     Increase in weighted average
       from dilutive effect of
       exercise of stock options          878,985      1,090,437        916,569
--------------------------------------------------------------------------------
     Diluted - weighted average
       common shares, assuming
       exercise of stock options      109,678,959    111,959,271    112,518,053
================================================================================
     Basic earnings per share           $  2.85        $  2.88        $  2.46
     Diluted earnings per share         $  2.83        $  2.85        $  2.44
================================================================================

NOTE 5
INVENTORIES

Inventories valued on the last-in, first-out cost method are approximately 34% in 1999 and 36% in 1998 of total inventories. The current cost of these inventories exceeds their valuation determined on the LIFO basis by $138,197 in 1999 and $139,011 in 1998. Progress payments of $22,593 in 1999 and $23,454 in
1998 are netted against inventories.


NOTE 6
FINANCING ARRANGEMENTS

The Company has committed lines of credit totaling $653,865 through several multi-currency unsecured revolving credit agreements with a group of banks, of which $630,570 was available at June 30, 1999. The majority of these agreements expire October 2003. The interest on borrowings is based upon the terms of each specific borrowing and is subject to market conditions. The agreements also require facility fees of up to 8/100ths of one percent of the commitment per annum. Covenants in some of the agreements include a limitation on the Company's ratio of debt to tangible net worth.

The Company has other lines of credit, primarily short-term, aggregating $84,971 from various foreign banks, of which $62,307 was available at June 30, 1999. Most of these agreements are renewed annually.

During fiscal 1999 the Company issued $225,000 of medium-term notes leaving $530,000 available for issuance at June 30, 1999.

The Company is authorized to sell up to $600,000 of short-term commercial paper notes, rated A-1 by Standard & Poor's, P-1 by Moody's and D-1 by Duff & Phelps. At June 30, 1999 there were $5,900 of commercial paper notes outstanding which were supported by the available domestic lines of credit.

Commercial paper, along with short-term borrowings from foreign banks, primarily make up the balance of Notes payable. The balance and weighted average interest rate of the Notes payable at June 30, 1999 and 1998 were $37,305 and 6.4% and $155,259 and 6.1%, respectively.

                                   Page 13-23
NOTE 7
DEBT

                                June 30,                1999         1998
--------------------------------------------------------------------------------
Domestic:
    Debentures
       9.75%, due 2002-2021                        $ 100,000    $ 100,000
       7.3%, due 2011                                100,000      100,000
       10.375%, due 1999-2018                                     100,000
    Medium-term notes
       5.65% to 7.39%, due 2004-2019                 370,000      145,000
    ESOP loan guarantee
       6.34%, due 2009                               112,000
    Commercial paper                                              100,000
    Variable rate demand bonds
       3.65% to 3.75%, due 2010-2025                  20,035       20,035
Foreign:
    Bank loans, including revolving credit
       1.0% to 11.50%, due 1999-2018                  37,206       54,653
Other long-term debt, including capitalized leases     8,820        3,481
--------------------------------------------------------------------------------
Total long-term debt                                 748,061      623,169
Less long-term debt payable within one year           23,304      110,226
--------------------------------------------------------------------------------
Long-term debt, net                                $ 724,757    $ 512,943
--------------------------------------------------------------------------------

On June 30, 1998, the Company called for redemption its outstanding $100,000,
10.375 percent debentures due 1999-2018. The after-tax extraordinary loss for this transaction, including an early-redemption premium and the write-off of deferred issuance costs, was $3,675 or $.03 per share. The retirement of the debt was financed on July 15, 1998, through the issuance of $100,000 of medium-term notes, due 2019, at an annual interest rate of 6.55 percent.

Principal amounts of long-term debt payable in the five years ending June 30, 2000 through 2004 are $23,304, $22,603, $24,646, $23,533, and $199,004,
respectively. The carrying value of the Company's long-term debt (excluding leases and cross-currency swaps) was $739,241 and $519,688 at June 30, 1999 and 1998, respectively, and was estimated to have a fair value of $708,224 and $545,140, at June 30, 1999 and 1998, respectively. The estimated fair value of the Long-term debt was estimated using discounted cash flow analyses based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

ESOP LOAN GUARANTEE - In March 1999 the Company's Employee Stock Ownership Plan
(ESOP) was leveraged when the ESOP Trust borrowed $112,000 and used the proceeds to purchase 3,055,413 shares of the Company's common stock from the Company's treasury. The Company used the proceeds to pay down commercial paper borrowings. The loan is unconditionally guaranteed by the Company and therefore the unpaid balance of the borrowing is reflected in the Consolidated Balance sheet as Long-term debt. An equivalent amount representing Unearned compensation is recorded as a deduction from Shareholders' equity.

LEASE COMMITMENTS -- Future minimum rental commitments as of June 30, 1999, under noncancelable operating leases, which expire at various dates, are as follows: 2000-$36,497; 2001-$25,122; 2002-$14,935; 2003-$8,716; 2004-$6,166 and
after 2004-$20,468.

Rental expense in 1999, 1998 and 1997 was $42,280, $37,065, and $33,305,
respectively.

                                   Page 13-24

NOTE 8
RETIREMENT BENEFITS

PENSIONS - Effective July 1, 1998, the company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 revises employers' disclosures for pensions and other postretirement benefit plans without affecting measurement or recognition criteria. Prior year information has been restated to conform to the new disclosure requirements.

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

Pension costs for all plans were $23,644, $19,989 and $22,773 for 1999, 1998 and 1997, respectively. Pension costs for all defined benefit plans accounted for using SFAS No. 87, "Employers' Accounting for Pensions," are as follows:

                                           1999          1998         1997
--------------------------------------------------------------------------------
Service cost                            $34,890      $ 28,190     $ 23,715
Interest cost                            63,257        57,892       52,726
Expected return on plan assets          (83,798)      (68,463)     (57,021)
Net amortization and deferral and other   4,081           445        1,110
--------------------------------------------------------------------------------
Net periodic benefit cost               $18,430      $ 18,064     $ 20,530
================================================================================

CHANGE IN BENEFIT OBLIGATION                         1999         1998
--------------------------------------------------------------------------------
Benefit obligation at beginning of year        $  877,752    $ 714,699
Service cost                                       34,890       28,190
Interest cost                                      63,257       57,892
Actuarial loss                                     30,288       70,067
Benefits paid                                     (40,028)     (33,537)
Acquisitions                                                    37,324
Other                                              (3,496)       3,117
--------------------------------------------------------------------------------
Benefit obligation at end of year              $  962,663    $ 877,752
================================================================================

CHANGE IN PLAN ASSETS
--------------------------------------------------------------------------------
Fair value of plan assets at beginning of year $  997,913    $ 767,687
Actual return on plan assets                      131,872      205,685
Employer contributions                             12,255       16,907
Benefits paid                                     (36,253)     (31,551)
Acquisitions                                                    39,151
Other                                              (5,798)          34
--------------------------------------------------------------------------------
Fair value of plan assets at end of year       $1,099,989    $ 997,913
================================================================================

FUNDED STATUS
--------------------------------------------------------------------------------
Plan assets in excess of benefit obligation  $ 137,326    $ 120,161
Unrecognized net actuarial (gain)             (144,706)    (125,609)
Unrecognized prior service cost                 23,259       22,626
Unrecognized initial net (asset)                (9,587)     (12,731)
--------------------------------------------------------------------------------
Net amount recognized                        $   6,292    $   4,447
================================================================================

                                   Page 13-25

AMOUNTS RECOGNIZED IN THE CONSOLIDATED
BALANCE SHEET
--------------------------------------------------------------------------------
Prepaid benefit cost                         $ 104,135    $  98,104
Accrued benefit liability                      (97,843)     (93,657)
--------------------------------------------------------------------------------
Net amount recognized                        $   6,292    $   4,447
================================================================================

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $143,177, $122,411, and $28,331, respectively, at June 30, 1999, and $132,716, $112,916, and $23,782, respectively, at June 30, 1998.

The plans' assets consist primarily of listed common stocks, corporate and government bonds, and real estate investments. At June 30, 1999 and 1998, the plans' assets included Company stock with market values of $24,314 and $20,262, respectively.

The assumptions used to measure the benefit obligations and to compute the expected long-term return on assets for the Company's significant defined benefit plans are:

                                              1999          1998         1997
--------------------------------------------------------------------------------
U.S. defined benefit plans
  Discount rate                               7.5%          7.5%           8%
  Average increase in
     compensation                             4.9%          4.9%           5%
  Expected long-term return on assets          10%          9.5%           9%

Non-U.S. defined benefit plans
  Discount rate                        4.5 to 6.5%     4.5 to 7%      7 to 8%
  Average increase in compensation       1.5 to 4%     3 to 4.5%    3.5 to 6%
  Expected long-term return on assets      6 to 9%     5.5 to 9%      7 to 9%
================================================================================

EMPLOYEE SAVINGS PLAN -- The Company sponsors an employee stock ownership plan
(ESOP) as part of its existing savings and investment 401(k) plan, which is available to eligible domestic employees. Parker-Hannifin Common Stock is used to match contributions made by employees to the savings plan up to a maximum of
3.5 percent of an employee's annual compensation. A breakdown of shares held by the ESOP is as follows:

                                        1999          1998         1997
--------------------------------------------------------------------------------
Allocated shares                   7,866,152     7,631,677    7,460,378
Suspense shares                    3,055,413
--------------------------------------------------------------------------------
Total shares held by the ESOP     10,921,565     7,631,677    7,460,378
================================================================================
Fair value of suspense shares      $ 139,785
================================================================================

In 1999 the ESOP was leveraged and the loan was unconditionally guaranteed by the Company. The Company shares acquired by the ESOP are held in a suspense account. The Company's matching contribution and dividends on the shares held by the ESOP are used to repay the loan, and shares are released from the suspense account as the principal and interest are paid. The shares in the suspense account are not considered outstanding for purposes of earnings per share computations until they are released. Company contributions to the ESOP, recorded as compensation and interest expense, were $24,319 in 1999, $23,093 in 1998 and $21,235 in 1997. Dividends earned by the suspense shares and interest income within the ESOP totaled $519 in 1999.

In addition to shares within the ESOP, as of June 30, 1999 employees have elected to invest in 2,653,297 shares of Common Stock within the Company Stock Fund of the Parker Retirement Savings Plan.

                                   Page 13-26

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

                                        1999          1998         1997
--------------------------------------------------------------------------------
Service cost                        $  4,301      $  4,021     $  3,296
Interest cost                         11,158        11,077       11,316
Net amortization and deferral         (1,683)       (1,815)        (830)
--------------------------------------------------------------------------------
Net periodic benefit cost           $ 13,776      $ 13,283     $ 13,782
================================================================================

CHANGE IN BENEFIT OBLIGATION                      1999         1998
--------------------------------------------------------------------------------
Benefit obligation at beginning of year      $ 155,933    $ 149,874
Service cost                                     4,301        4,021
Interest cost                                   11,158       11,077
Amendments                                                  (16,544)
Actuarial (gain) loss                           (8,093)      13,219
Benefits paid                                   (8,017)      (6,146)
Acquisitions                                                    432
--------------------------------------------------------------------------------
Benefit obligation at end of year            $ 155,282    $ 155,933
================================================================================

FUNDED STATUS
--------------------------------------------------------------------------------
Benefit obligation in excess of plan assets  $(155,282)   $(155,933)
Unrecognized net actuarial (gain)              (10,029)      (2,251)
Unrecognized prior service cost                (13,679)     (15,046)
--------------------------------------------------------------------------------
Net amount recognized                        $(178,990)   $(173,230)
================================================================================

AMOUNTS RECOGNIZED IN THE CONSOLIDATED
 BALANCE SHEET:
--------------------------------------------------------------------------------
Accrued benefit liability                    $(178,990)   $(173,230)
================================================================================

The assumptions used to measure the postretirement benefit obligations are:

                                        1999          1998         1997
--------------------------------------------------------------------------------
Discount rate                           7.5%          7.5%           8%
Current medical cost trend rate         9.5%        10.25%        10.5%
Ultimate medical cost trend rate        5.5%            6%           6%
Medical cost trend rate decreases to
  ultimate in year                      2007          2007         2007
================================================================================

A one percentage point change in assumed health care cost trend rates would have the following effects:

                                                1% Increase     1% Decrease
--------------------------------------------------------------------------------
Effect on total of service and interest
    cost components                              $   1,680       $  (1,372)
Effect on postretirement benefit
   obligation                                    $  14,026       $ (11,637)
================================================================================

                                   Page 13-27

OTHER -- The Company has established nonqualified deferred compensation programs which permit officers, directors and certain management employees to annually elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. Deferred compensation expense was $29,471, $20,426 and $4,862 in 1999, 1998 and 1997,
respectively.

The Company has invested in corporate-owned life insurance policies to assist in funding these programs. The cash surrender values of these policies are in a rabbi trust and are recorded as assets of the Company.


NOTE 9
SHAREHOLDERS' EQUITY

COMMON SHARES                                    1999         1998         1997
--------------------------------------------------------------------------------
Balance July 1                            $    55,906  $    55,905  $    55,719
   Shares issued under stock option plans
        (1999 - 133,514; 1998 - 3,650;
         1997 - 432,096)                           67            1          139
   Restricted stock issued                                                   47
--------------------------------------------------------------------------------
Balance June 30                           $    55,973  $    55,906  $    55,905
================================================================================

ADDITIONAL CAPITAL
--------------------------------------------------------------------------------
Balance July 1                            $   139,726  $   150,702  $   146,686
   Net (decrease) increase for Treasury
        or common shares issued
        under stock option plans               (2,194)     (11,481)       1,684
   Shares issued for purchase acquisition          35          478
   Restricted stock (surrendered) issued          (24)          27        2,332
   Shares sold to ESOP                         (5,316)
--------------------------------------------------------------------------------
Balance June 30                           $   132,227  $   139,726  $   150,702
================================================================================

RETAINED EARNINGS
--------------------------------------------------------------------------------
Balance July 1                            $ 1,631,316  $ 1,378,297  $ 1,160,828
   Net income                                 310,501      319,551      274,039
   Cash dividends paid on common shares,
        net of tax benefit of ESOP shares     (69,461)     (66,501)     (56,570)
   Cash payments for stock split
        fractional shares                                      (31)
--------------------------------------------------------------------------------
Balance June 30                           $ 1,872,356  $ 1,631,316  $ 1,378,297
================================================================================

UNEARNED COMPENSATION RELATED TO ESOP DEBT
--------------------------------------------------------------------------------
Balance July 1                            $        --  $        --  $        --
   Unearned compensation
        related to ESOP debt                 (112,000)          --           --
--------------------------------------------------------------------------------
Balance June 30                           $  (112,000) $        --  $        --
================================================================================

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
--------------------------------------------------------------------------------
Balance July 1                            $   (60,026) $   (27,345) $    20,725
   Foreign currency translation               (32,832)     (32,681)     (48,070)
--------------------------------------------------------------------------------
Balance June 30                           $   (92,858) $   (60,026) $   (27,345)
================================================================================

                                   Page 13-28

COMMON STOCK IN TREASURY
--------------------------------------------------------------------------------
Balance July 1                                 $ (83,472) $ (10,258) $      --
   Shares purchased at cost
        (1999 - 1,538,633; 1998 - 2,522,971;
          1997 - 576,021)                        (48,734)  (109,645)   (18,690)
   Shares issued under stock option plans
        (1999 - 369,847; 1998 - 559,668;
          1997 - 223,184)                         14,420     23,187      6,676
   Shares issued for purchase acquisition            166     11,471
   Restricted stock (surrendered) issued          (1,532)     1,773      1,756
   Shares sold to ESOP                           117,316         --         --
--------------------------------------------------------------------------------
Balance June 30                                $  (1,836) $ (83,472) $ (10,258)
================================================================================

Shares surrendered upon exercise of stock options; 1999 - 221,342; 1998 - 159,869; 1997 - 153,770.

SHARE REPURCHASES - The Board of Directors has authorized the repurchase of a total of 5.05 million of its common shares. At June 30, 1999, the remaining authorization to repurchase was 3.55 million shares. Repurchases are made on the open market, at prevailing prices, and are funded from operating cash flows. The shares are initially held as treasury stock.

NOTE 10
STOCK INCENTIVE PLANS

EMPLOYEES' STOCK OPTIONS -- The Company's stock option and stock incentive plans provide for the granting of nonqualified options to officers and key employees to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the dates options are granted. Outstanding options generally are exercisable between one and two years after the date of grant and expire no more than ten years after grant.

The Company derives a tax deduction measured by the excess of the market value over the option price at the date nonqualified options are exercised. The related tax benefit is credited to additional capital.

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company continues to account for its stock option and stock incentive plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and makes no charges against capital with respect to options granted. SFAS No. 123 does, however, require the disclosure of pro forma information regarding Net Income and Earnings per share determined as if the Company had accounted for its stock options under the fair value method. For purposes of this pro forma disclosure the estimated fair value of the options is amortized to expense over the options' vesting period.

                                        1999            1998          1997
--------------------------------------------------------------------------------
Net income:           As reported  $ 310,501       $ 319,551     $ 274,039
                      Pro forma    $ 308,028       $ 315,567     $ 270,758

Earnings per share:
   Basic              As reported     $ 2.85          $ 2.88        $ 2.46
                      Pro forma       $ 2.83          $ 2.85        $ 2.43

   Diluted            As reported     $ 2.83          $ 2.85        $ 2.44
                      Pro forma       $ 2.81          $ 2.82        $ 2.41
--------------------------------------------------------------------------------


                                   Page 13-29

The fair value for the significant options granted in 1999, 1998 and 1997 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                  Jan/99    Aug/98    Aug/97    Jan/97    Aug/96
--------------------------------------------------------------------------------
Risk-free interest rate             4.7%      5.3%      5.6%      6.3%      6.4%
Expected life of option          4.3 YRS   4.3 YRS     5 yrs     5 yrs     5 yrs

Expected dividend yield of stock    1.9%      1.9%      2.3%      2.6%      2.6%
Expected volatility of stock       30.7%     28.4%     26.9%     26.5%     26.2%
================================================================================

Options exercisable and shares available for future grant on June 30:

                                              1999       1998       1997
--------------------------------------------------------------------------------
Options exercisable                      3,065,577  3,476,016  2,905,887
Weighted-average option price
  per share of options exercisable         $ 22.48    $ 20.57    $ 16.41
Weighted-average fair value of
   options granted during the year         $  8.35    $ 11.43    $  7.30
Shares available for grant               3,230,548  3,256,232  3,304,627
================================================================================

A summary of the status and changes of shares subject to options and the related average price per share follows:

                                     Shares Subject     Average Option
                                         To Options     Price Per Share
--------------------------------------------------------------------------------
Outstanding June 30, 1997                4,224,087          $ 19.82
--------------------------------------------------------------------------------
   Granted                                 190,815            43.04
   Exercised                              (721,687)           19.83
   Canceled                                (31,409)
--------------------------------------------------------------------------------
Outstanding June 30, 1998                3,661,806         $  21.71
--------------------------------------------------------------------------------
   Granted                               1,196,384            31.06
   Exercised                              (591,189)           17.92
   Canceled                                (14,155)
--------------------------------------------------------------------------------
Outstanding June 30, 1999                4,252,846         $  24.77
================================================================================

The range of exercise prices and the remaining contractual life of options as of June 30, 1999 were:

--------------------------------------------------------------------------------
Range of exercise prices                   $12-$20     $25-$37     $43-$49
--------------------------------------------------------------------------------
Options outstanding:
   Outstanding as of June 30, 1999       1,509,665   2,543,092     200,089
   Weighted-average remaining
      contractual life                     3.3 yrs     8.2 yrs     8.1 yrs
   Weighted-average exercise price         $ 15.81     $ 28.86     $ 43.30

Options exercisable:
   Outstanding as of June 30, 1999       1,509,665   1,365,097     190,815
   Weighted-average remaining
      contractual life                     3.3 yrs     3.8 yrs     7.7 yrs
   Weighted-average exercise price         $ 15.81     $ 26.98     $ 43.05
================================================================================

                                   Page 13-30

RESTRICTED STOCK -- Restricted stock was issued, under the Company's 1993 Stock Incentive Program, to certain key employees under the Company's 1996-97-98, 1995-96-97 and 1994-95-96 Long Term Incentive Plans (LTIP). Value of the payments was set at the market value of the Company's common stock on the date of issuance. Shares were earned and awarded, and an estimated value was accrued, based upon attainment of criteria specified in the LTIP over the cumulative years of the 3-year Plans. Plan participants are entitled to cash dividends and to vote their respective shares, but the shares are restricted as to transferability for three years following issuance.

Restricted Shares for LTIP Plan               1999       1998      1997
--------------------------------------------------------------------------------
Number of shares issued                     15,774     39,619   152,916
Per share value on date of issuance        $ 40.53    $ 40.00   $ 25.36
Total value                                $   639    $ 1,585   $ 3,878
================================================================================

Under the Company's 1997-98-99 LTIP, a payout of 8,023 shares of restricted stock, from the Company's 1993 Stock Incentive Program, will be issued to certain key employees in 2000. The balance of the 1997-98-99 LTIP payout will be made as deferred cash compensation, as individually elected by the participants. The total payout, valued at $7,539, has been accrued over the three years of the plan.

In addition, non-employee members of the Board of Directors have been given the opportunity to receive all or a portion of their fees in the form of restricted stock. These shares vest ratably, on an annual basis, over the term of office of the director. In 1999, 1998 and 1997, 5,867, 4,558 and 9,923 shares were issued, respectively, in lieu of directors' fees.

NON-EMPLOYEE DIRECTORS' STOCK OPTIONS -- In August 1996, the Company adopted a stock option plan for non-employee directors to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the date the options are granted. All outstanding options are exercisable one year after the date of grant and expire no more than ten years after grant. A summary of the status and changes of shares subject to options and the related average price per share follows:

                                   Shares Subject   Average Option
                                     To Options     Price Per Share
--------------------------------------------------------------------------------
Outstanding June 30, 1997              14,250        $ 24.85
--------------------------------------------------------------------------------
   Granted                              8,250          42.96
   Exercised                           (1,500)         24.67
--------------------------------------------------------------------------------
Outstanding June 30, 1998              21,000        $ 31.97
--------------------------------------------------------------------------------
   Exercised                            8,000          31.38
--------------------------------------------------------------------------------
Outstanding June 30, 1999              29,000        $ 31.81
================================================================================

As of June 30, 1999, 21,000 options were exercisable and 344,500 shares were available for grant.

At June 30, 1999, the Company had 7,874,817 common shares reserved for issuance in connection with its stock incentive plans.

                                   Page 13-31

NOTE 11
SHAREHOLDERS' PROTECTION RIGHTS AGREEMENT

The Board of Directors of the Company declared a dividend of one Right for each share of Common Stock outstanding on February 17, 1997 in relation to the Company's Shareholder Protection Rights Agreement. As of June 30, 1999, 108,845,930 shares of Common Stock were reserved for issuance under this Agreement. Under certain conditions involving acquisition of or an offer for 15 percent or more of the Company's Common Stock, all holders of Rights, except an acquiring entity, would be entitled to purchase, at an exercise price of $100, a value of $200 of Common Stock of the Company or an acquiring entity, or at the option of the Board, to exchange each Right for one share of Common Stock. The Rights remain in existence until February 17, 2007, unless earlier redeemed (at one cent per Right), exercised or exchanged under the terms of the agreement. In the event of an unfriendly business combination attempt, the Rights will cause substantial dilution to the person attempting the merger. The Rights should not interfere with any merger or other business combination that is in the best interest of the Company and its shareholders since the Rights may be redeemed.

NOTE 12
RESEARCH AND DEVELOPMENT

Research and development costs amounted to $86,953 in 1999, $83,117 in 1998, and $103,155 in 1997. Customer reimbursements included in the total cost for each of the respective years were $15,239, $15,753 and $35,986. Costs include those costs related to independent research and development as well as customer reimbursed and unreimbursed development programs.


NOTE 13

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

ENVIRONMENTAL - The Company is currently involved in environmental remediation at 18 manufacturing facilities presently or formerly operated by the Company and has been named as a "potentially responsible party," along with other companies, at nine off-site waste disposal facilities and one regional Superfund site.

As of June 30, 1999, the Company has a reserve of $7,007 for environmental matters which are probable and reasonably estimable. This reserve is recorded based upon the best estimate of net costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities, the amount of the Company's liability in proportion to other responsible parties and any recoveries receivable. This reserve is net of $415 for discounting, at a 7.5% annual rate, a portion of the costs at six locations for established treatment procedures required over periods ranging from three to 10 years. The Company also has an account receivable of $490 for anticipated insurance recoveries.

                                   Page 13-32

The Company's estimated total liability for the above mentioned sites ranges from a minimum of $6,704 to a maximum of $23,559. The actual costs to be incurred by the Company will be dependent on final delineation of contamination, final determination of remedial action required, negotiations with federal and state agencies with respect to cleanup levels, changes in regulatory requirements, innovations in investigatory and remedial technology, effectiveness of remedial technologies employed, the ultimate ability to pay of the other responsible parties, and any insurance recoveries.

                                   Page 13-33


NOTE 14
QUARTERLY INFORMATION (Unaudited)

1999                               1st             2nd              3rd            4th               Total
----------------------------------------------------------------------------------------------------------

Net sales                   $1,218,724      $1,199,021       $1,255,789     $1,285,266          $4,958,800
Gross profit                   271,417         255,854          266,652        295,507           1,089,430
Net income                      78,117          63,532           76,511         92,341             310,501
Diluted earnings
   per share                       .71             .58              .70            .84                2.83
==========================================================================================================

1998 (a)                           1st             2nd              3rd            4th               Total
----------------------------------------------------------------------------------------------------------

Net sales                   $1,083,169      $1,114,948       $1,196,548     $1,238,358          $4,633,023
Gross Profit                   256,030         252,739          284,226        289,036           1,082,031
Income before
   extraordinary item           78,261          71,314           83,225         90,426             323,226
Net income                      78,261          71,314           83,225         86,751             319,551
Diluted earnings per share
  before extraordinary item        .70             .63              .75            .80                2.88
Diluted earnings per share         .70             .63              .75            .77                2.85
==========================================================================================================

(a) Results for the third and fourth quarters include a non-cash, non-recurring pretax charge of $5.2 million and $10.6 million, respectively, for in-process R&D purchased as part of two acquisitions. The after-tax impact was $5.2 million ($.05 per share) and $6.8 million ($.06 per share), respectively.

                                   Page 13-34

NOTE 15
STOCK PRICES AND DIVIDENDS (Unaudited)

(In dollars)               1st            2nd            3rd            4th         Full Year
---------------------------------------------------------------------------------------------
1999      High    $     38-3/4    $   38-5/16     $   39-3/4    $    50-1/2       $    50-1/2
          Low          26-9/16             27         29-1/2             34           26-9/16
          Dividends       .150           .150           .170           .170              .640
---------------------------------------------------------------------------------------------
1998      High    $     48-7/8    $    51-1/4     $   52-5/8    $    52-3/8       $    52-5/8
          Low           39-1/4       39-13/16         41-1/2       36-15/16          36-15/16
          Dividends       .150           .150           .150           .150              .600
---------------------------------------------------------------------------------------------
1997      High    $     29-3/8    $    28-1/4     $   30-7/8    $        41       $        41
          Low           22-1/4         24-1/8         24-7/8             27            22-1/4
          Dividends       .120           .120           .133           .133              .506
---------------------------------------------------------------------------------------------

Common Stock Listing:  New York Stock Exchange, Stock Symbol PH

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

The Audit Committee of the Board of Directors is composed entirely of independent outside directors. The Committee meets periodically with management, internal auditors and the independent accountants to discuss internal accounting controls and the quality of financial reporting. Financial management, as well as the internal auditors and the independent accountants, have full and free access to the Audit Committee.


Duane E. Collins                                     Michael J. Hiemstra

Duane E. Collins                                     Michael J. Hiemstra
President and                                        Vice President -
Chief Executive Officer                              Finance and Administration
                                                     and Chief Financial Officer

                                   Page 13-36


REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors
Parker Hannifin Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income and cash flows present fairly, in all material respects, the financial position of Parker Hannifin Corporation and its subsidiaries at June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP

Cleveland, Ohio
July 29, 1999

                                   Page 13-37

FIVE-YEAR FINANCIAL SUMMARY

(Amounts in thousands, except per share information)       1999          1998 (a)       1997         1996          1995
--------------------------------------------------------------------------------------------------------------------------
Net sales                                             $   4,958,800 $  4,633,023 $   4,091,081 $  3,586,448 $   3,214,370
Cost of sales                                             3,869,370    3,550,992     3,152,988    2,756,343     2,448,264
Selling, general and administrative expenses                550,681      532,134       475,180      425,449       384,581
Non-recurring charges - Restructuring & Asset
impairment
Interest expense                                             63,697       52,787        46,659       36,667        30,922
Income taxes                                                167,193      180,762       150,828      134,812       130,169
Income - continuing operations                              310,501      323,226       274,039      239,667       218,238
Net income                                                  310,501      319,551       274,039      239,667       218,238
Basic earnings per share - continuing operations               2.85         2.91          2.46         2.15          1.97
Diluted earnings per share - continuing operations             2.83         2.88          2.44         2.14          1.96
Basic earnings per share                                       2.85         2.88          2.46         2.15          1.97
Diluted earnings per share                            $        2.83 $       2.85 $        2.44 $       2.14 $        1.96
Average number of shares outstanding - Basic                108,800      110,869       111,602      111,261       110,576
Average number of shares outstanding - Diluted              109,679      111,959       112,518      112,189       111,149
Cash dividends per share                              $        .640 $       .600 $        .506 $       .480 $        .453
Net income as a percent of net sales                           6.3%         6.9%          6.7%         6.7%          6.8%
Return on average assets                                       8.6%         9.8%          9.3%         9.2%         10.3%
Return on average equity                                      17.6%        19.8%         18.7%        18.6%         20.2%
--------------------------------------------------------------------------------------------------------------------------
Book value per share                                  $       17.03 $      15.32 $       13.87 $      12.42 $       10.73
Working capital                                       $   1,020,171 $    791,305 $     783,550 $    635,242 $     593,761
Ratio of current assets to current liabilities                  2.4          1.8           2.1          1.8           1.9
Plant and equipment, net                              $   1,200,869 $  1,135,225 $   1,020,743 $    991,777 $     815,771
Total assets                                              3,705,888    3,524,821     2,998,946    2,887,124     2,302,209
Long-term debt                                              724,757      512,943       432,885      439,797       237,157
Shareholders' equity                                  $   1,853,862 $  1,683,450 $   1,547,301 $  1,383,958 $   1,191,514
Debt to debt-equity percent                                   29.8%        31.6%         24.5%        30.7%         21.9%
--------------------------------------------------------------------------------------------------------------------------
Depreciation                                          $     164,577 $    153,633 $     146,253 $    126,544 $     110,527
Capital expenditures                                  $     230,122 $    236,945 $     189,201 $    201,693 $     151,963
Number of employees                                          38,928       39,873        34,927       33,289        30,590
Number of shareholders                                       39,380       44,250        43,014       35,403        35,629
Number of shares outstanding at year-end                    108,846      109,873       111,527      111,438       111,003
--------------------------------------------------------------------------------------------------------------------------


(a)  Includes an extraordinary item for the early retirement of debt.

                                   Page 13-38