Form 10-K405, Exhibit 13
period 2000-06-30
PARKER HANNIFIN CORP
filed 2000-09-28
CIK 76334

                            Exhibit (13) * to Report
                             On Form 10-K for Fiscal
                            Year Ended June 30, 2000
                         By Parker-Hannifin Corporation





     Excerpts from Annual Report to Shareholders for the fiscal year ended
                                 June 30, 2000.

            *Numbered in accordance with Item 601 of Regulation S-K.

FORWARD-LOOKING STATEMENTS

This Annual Report and other written reports and oral statements made from time to time by the Company may contain "forward-looking statements", all of which are subject to risks and uncertainties. All statements which address operating performance, events or developments that we expect or anticipate will occur in the future, including statements relating to growth, operating margin performance, earnings per share or statements expressing general opinions about future operating results or the markets in which we do business, are forward-looking statements.

These forward-looking statements rely on a number of assumptions concerning future events, and are subject to a number of uncertainties and other factors, many of which are outside the Company's control, that could cause actual results to differ materially from such statements. Such factors include:

        - continuity of business relationships with and purchases by major customers, including, among others, orders and delivery schedules for aircraft components,

        -        ability of suppliers to provide materials as needed,

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

                                    Page 13-1

DISCUSSION OF STATEMENT OF INCOME

THE CONSOLIDATED STATEMENT OF INCOME summarizes the Company's operating performance over the last three fiscal years. All year references are to fiscal years.

NET SALES of $5.36 billion for 2000 were 8.0 percent higher than the $4.96 billion for 1999. Acquisitions completed in 2000 accounted for approximately two-fifths of this increase. The North American Industrial operations experienced higher demand within most of its markets, particularly in semiconductor manufacturing and telecommunications. The Aerospace operations experienced a slowdown in commercial aircraft build rates which was mitigated by an increase in demand for regional jets. The Industrial International operations were adversely affected by a struggling economy in Europe and Latin America in the first half of the year while higher volume was achieved in the Asia Pacific region. Currency rate changes reduced volume increases within the International operations by $104.9 million.

Net Sales of $4.96 billion for 1999 were 7.0 percent higher than the $4.63 billion for 1998. Acquisitions completed in 1999 accounted for approximately one-half of this increase. The Aerospace operations experienced continued strong demand in commercial aircraft build rates while the Industrial operations experienced reduced order demand within most of its markets. Within the Industrial operations, the European markets weakened in the latter part of 1999 while the Latin American markets operated in a weak economy throughout most of 1999. The Company continued to penetrate markets in the Asia Pacific region. Volume increases within International operations were partially offset by currency rate changes.

The Company expects the North American Industrial operations to continue to improve as record orders received in 2000 are converted to sales and recent acquisitions are integrated. The European and Latin American markets are anticipated to continue to improve while the Company expects to carry on its efforts to expand its infrastructure in the Asia Pacific region. The Aerospace operations expect the regional jet market to continue to improve while the commercial aviation OEM business is expected to decline. The defense business is projected to remain relatively constant.

GROSS PROFIT MARGIN was 22.4 percent in 2000 compared to 22.0 percent in 1999 and 23.4 percent in 1998. Cost of sales for 1998 included a non-cash, non-recurring charge of $15.8 million for in-process R&D purchased as part of two acquisitions. The increased margins in 2000 reflect higher volume experienced in the North American Industrial operations, offset by weakness experienced in the International Industrial operations as well as the effect of business realignment charges (see pages 13-8 and 13-9 for further discussion).

The margin decline in 1999 is primarily the result of the underabsorption of overhead costs and pricing pressure. In addition, gross margins were affected by recently acquired operations contributing lower margins.

                                    Page 13-2

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES as a percent of sales decreased to
10.8 percent, from 11.1 percent in 1999, and 11.5 percent in 1998. This decrease is the result of continuing a concerted effort to control the level of these expenses.

INTEREST EXPENSE decreased by $4.5 million in 2000 after an increase of $10.9 million in 1999. The decline in 2000 was due to a lower average level of debt outstanding throughout the year as compared to 1999. The increase in 1999 was due to increased borrowings to complete acquisitions.

INTEREST AND OTHER (INCOME), NET was $4.1 million in 2000 compared to $5.1 million in 1999 and $6.8 million in 1998. Fiscal 1999 included $1.7 million in interest income related to an IRS refund and fiscal 1998 included $3.8 million of interest income from a settlement with the IRS.

LOSS (GAIN) ON DISPOSAL OF ASSETS was a $5.6 million loss in 2000, a $2.4 million loss in 1999 and a $.1 million gain in 1998. The loss in 2000 includes $8.4 million of business realignment charges offset by $6.4 million of income realized on the sale of real property.

INCOME TAXES decreased to an effective rate of 34.5 percent in 2000, compared to
35.0 percent in 1999 and 35.9 percent in 1998. The decrease in the rate from 1999 to 2000 was primarily the result of the utilization of foreign operating loss carryforwards and lower foreign taxes. The decrease in the rate from 1998 to 1999 was the result of increased tax benefits based on the export of products manufactured in the U.S.

EXTRAORDINARY ITEM - EXTINGUISHMENT OF DEBT - On June 30, 1998 the Company called for redemption all of its outstanding $100 million, 10.375 percent debentures due 1999-2018.

NET INCOME of $368.2 million for 2000 was 18.6 percent higher than 1999. Net income of $310.5 million for 1999 was 2.8 percent lower than 1998. Net income as a percentage of sales was 6.9 percent in 2000, compared to 6.3 percent in 1999 and 6.9 percent in 1998.

                                    Page 13-3

DISCUSSION OF BALANCE SHEET

THE CONSOLIDATED BALANCE SHEET shows the Company's financial position at year end, compared with the previous year end. This statement provides information to assist in assessing factors such as the Company's liquidity and financial resources. All year references are to fiscal years.

The effect of currency rate changes during the year caused a $32.6 million decrease in Shareholders' equity. These rate changes also caused significant decreases in accounts receivable, inventories, goodwill, plant and equipment, accounts payable and various accrual accounts.

Working capital and the current ratio were as follows:

Working Capital (millions)       2000      1999
------------------------------------------------
  Current Assets               $ 2,153   $ 1,775
  Current Liabilities            1,186       755
  Working Capital                  967     1,020
  Current Ratio                    1.8       2.4
------------------------------------------------

ACCOUNTS RECEIVABLE are primarily receivables due from customers for sales of product ($777.1 million at June 30, 2000, compared to $684.2 million at June 30, 1999). The current year increase in accounts receivable is primarily due to acquisitions and increased volume. Days sales outstanding for the Company decreased to 45 days in 2000 from 47 days in 1999. An increase in the allowance for doubtful accounts in 2000 is primarily due to receivables obtained through acquisitions.

INVENTORIES increased to $974.2 million at June 30, 2000, compared to $915.1 million a year ago. The increase was primarily due to acquisitions partially offset by a decrease in inventory in the Aerospace operations where management focused on aligning inventory levels with current customer demand. Months supply of inventory on hand at June 30, 2000 decreased to 3.2 months from 3.5 months at June 30, 1999.

NET ASSETS HELD FOR SALE represents the estimated net cash proceeds and estimated net earnings during the holding period of the metal forming and building systems businesses, which were acquired as part of the Commercial Intertech transaction. These businesses are expected to be sold in the first half of 2001.

PLANT AND EQUIPMENT, net of accumulated depreciation, increased $140.0 million in 2000 as a result of acquisitions and capital expenditures which exceeded annual depreciation.

INVESTMENTS AND OTHER ASSETS increased $313.7 million in 2000 primarily as a result of increases in qualified benefit plan assets including those from acquisitions.

EXCESS COST OF INVESTMENTS OVER NET ASSETS ACQUIRED increased $129.3 million in 2000 as a result of acquisitions, partially offset by current year amortization. The additional excess cost of investments in 2000 is being amortized over 20 years.

NOTES PAYABLE AND LONG-TERM DEBT PAYABLE WITHIN ONE YEAR increased $274.7 million primarily due to an increase in commercial paper borrowings used to fund acquisitions.

                                    Page 13-4

ACCOUNTS PAYABLE, TRADE increased $59.5 million in 2000 primarily due to acquisitions as well as higher balances in the North American Industrial operations due to higher production levels.

ACCRUED PAYROLLS AND OTHER COMPENSATION increased $24.1 million in 2000 primarily as a result of increased headcount from acquisitions and incentive plans which are based on sales and earnings.

ACCRUED DOMESTIC AND FOREIGN TAXES increased to $84.2 million in 2000 from $52.6 million in 1999 primarily due to acquisitions, as well as higher taxable income in 2000.

LONG-TERM DEBT decreased $23.0 million in 2000 compared to 1999. See the Cash Flows From Financing Activities section on page 13-7 for further discussion.

The Company's goal is to maintain no less than an "A" rating on senior debt to ensure availability and reasonable cost of external funds. To meet this objective, the Company has established a financial goal of maintaining a ratio of debt to debt-equity of 34 to 37 percent.

Debt to Debt-Equity Ratio (millions)       2000       1999
-----------------------------------------------------------
  Debt                                  $ 1,037    $   785
  Debt & Equity                           3,347      2,639
  Ratio                                   31.0%      29.8%
-----------------------------------------------------------

Excluding the effect of the ESOP loan guarantee on both Long-term debt and Shareholders' equity, the debt to debt-equity ratio at June 30, 2000 was 28.0 percent.

In fiscal 2001 additional borrowings are not anticipated for the stock repurchase program, capital investments, or for working capital purposes. However, additional borrowings were utilized to fund the Wynn's International acquisition. See Subsequent Event footnote on page 13-33 for further discussion. These additional borrowings are expected to cause a temporary increase in the debt to debt-equity ratio above the financial goal noted above but the ratio is expected to return to the target range once proceeds from the sale of certain net assets held for sale are realized.

PENSIONS AND OTHER POSTRETIREMENT BENEFITS increased 8.4 percent in 2000. These costs are explained further in Note 9 to the Consolidated Financial Statements.

OTHER LIABILITIES increased to $71.1 million in 2000 from $65.3 million in 1999 primarily due to increases in deferred compensation plans.

COMMON STOCK IN TREASURY increased to $8.4 million in 2000 from $1.8 million in 1999 due to the repurchase of Company common shares in 2000.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK - The Company enters into forward exchange contracts, costless collar contracts and cross-currency swap agreements to reduce its exposure to fluctuations in related foreign currencies. The total value of open contracts and any risk to the Company as a result of these arrangements is not material to the Company's financial position, liquidity or results of operations. See the Significant Accounting Policies footnote on page 13-19 for further discussion.

                                    Page 13-5

DISCUSSION OF CASH FLOWS

THE CONSOLIDATED STATEMENT OF CASH FLOWS reflects cash inflows and outflows from the Company's operating, investing and financing activities. All year references are to fiscal years.

Cash and cash equivalents increased $35.2 million in 2000 after increasing $2.8 million in 1999.

CASH FLOWS FROM OPERATING ACTIVITIES - The Company's largest source of cash continues to be net cash provided by operating activities. Net cash provided by operating activities in 2000 was a record $538.0 million compared to $459.1 million in 1999. Net income in 2000 increased $57.7 million over 1999. Accounts payable provided cash of $21.8 million in 2000 compared to using cash of $33.1 million in 1999 and Accrued payrolls and other compensation provided cash of $8.0 million in 2000 after using cash of $21.9 million in 1999. These providers of cash in 2000 were partially offset by Deferred income taxes, which decreased $11.9 million in 2000 as opposed to increasing $5.7 million in 1999. Other liabilities provided cash of $5.6 million in 2000 after providing cash of $20.7 million in 1999. Inventories provided cash of $17.2 million in 2000 compared to providing cash of $30.6 million in 1999 and Accounts receivable used cash of $42.4 million in 2000 after using cash of $31.4 million in 1999.

The net cash provided by operating activities in 1999 increased $138.5 million compared to 1998. This increase was principally due to Inventories providing cash of $30.6 million in 1999 compared to using cash of $185.6 million in 1998. Accrued domestic and foreign taxes provided cash of $22.1 million in 1999 after using cash of $15.3 million in 1998. Accounts receivable used cash of $31.4 million in 1999 after using cash of $71.0 million in 1998 and Other liabilities provided cash of $20.7 million compared to providing cash of $8.6 million in 1998. These providers of cash in 1999 were partially offset with cash used by Other assets of $57.0 million in 1999 after using cash of $31.6 million in 1998. Accounts payable used cash of $33.1 million in 1999 after providing cash of $52.9 million in 1998. Accrued payrolls and other compensation used cash of $21.9 million in 1999 after providing cash of $27.5 million in 1998.

CASH FLOWS FROM INVESTING ACTIVITIES - Net cash used in investing activities was $266.7 million higher in 2000 than 1999, primarily due to Acquisitions using $261.1 million more cash in 2000, partially offset by an increase of $25.7 million in proceeds received from the sale of plant and equipment in 2000. Included in Other is an increase in cash used for equity investments in 2000.

Net cash used in investing activities was $146.1 million lower in 1999 than 1998, primarily due to Acquisitions using $143.1 million less cash in 1999. Also, Capital expenditures decreased by $6.8 million in 1999.

To complete Acquisitions the Company utilized cash of $351.0 million and the issuance of common stock valued at $184.3 million in 2000; cash of $89.9 million in 1999; and cash of $233.0 million and treasury shares valued at $11.9 million in 1998. The net assets of the acquired companies at their respective acquisition dates consisted of the following:

                                    Page 13-6


(in thousands)                    2000          1999          1998
----------------------------------------------------------------------
Assets acquired:
    Accounts receivable         $ 72,651       $ 16,529     $ 39,286
    Inventories                   90,319         16,173       43,847
    Prepaid expenses               2,329          2,509        1,393
    Assets held for sale         164,000
    Deferred income taxes         27,814                       1,643
    Plant & equipment            119,889         17,686       54,718
    Other assets                 246,915          3,783        3,762
    Excess cost of
      investments over net
      assets acquired            158,230         84,589      162,680
----------------------------------------------------------------------
                                 882,147        141,269      307,329
----------------------------------------------------------------------
Liabilities and equity
   assumed:

    Notes payable                  2,433         10,433        8,690
    Accounts payable              41,315         10,105       21,841
    Accrued payrolls              18,345          6,828        4,418
    Accrued taxes                102,473           (646)       2,840
    Other accrued liabilities     56,432          3,535       11,421
    Long-term debt               107,195         20,090        9,706
    Pensions and other
      postretirement benefits     22,964            471          477
    Other liabilities                               588        3,033
    Unearned compensation         (4,285)
----------------------------------------------------------------------
                                 346,872         51,404       62,426
----------------------------------------------------------------------
Net assets acquired             $535,275       $ 89,865     $244,903
----------------------------------------------------------------------


CASH FLOWS FROM FINANCING ACTIVITIES - In 2000 the Company increased its outstanding borrowings by a net total of $154.6 million primarily to fund acquisitions. The majority of the funding occurred in the second half of 2000 and was accomplished through the issuance of commercial paper.

In 1999 the Company decreased its outstanding borrowings by a net total of $148.4 million. This amount does not include the Company's issuance of the ESOP debt guarantee of $112.0 million, which is reflected as a non-cash financing activity. The Company issued $225.0 million in medium-term notes during 1999. As of June 30, 1999, the Company paid down the majority of its commercial paper borrowings and selected notes payable attributable to the International operations with the major source of funding for the repayment coming from the proceeds received from the sale of treasury shares to the ESOP.

Common share activity in 2000 includes the exercise of stock options and the repurchase of stock. During 2000 the Company purchased 267,200 shares for treasury.

Dividends have been paid for 200 consecutive quarters, including a yearly increase in dividends for the last 44 fiscal years. The current annual dividend rate is $.68 per share.

In summary, based upon the Company's past performance and current expectations, management believes the cash flows generated from future operating activities, should provide adequate funds to support internal growth and continued improvements in the Company's manufacturing facilities and equipment. The Company's worldwide financial capabilities may be used to support planned growth as needed.

                                    Page 13-7

DISCUSSION OF BUSINESS SEGMENT INFORMATION

THE BUSINESS SEGMENT INFORMATION presents sales, operating income and assets on a basis that is consistent with the manner in which the Company's various businesses are managed for internal review and decision-making. All year references are to fiscal years.

INDUSTRIAL SEGMENT
-----------------------------------------------------------
                              2000      1999         1998
-----------------------------------------------------------
Operating income as a
     percent of sales         12.1%     11.0%        12.6%
Return on average assets      17.4%     16.0%        19.1%
-----------------------------------------------------------

Sales for the Industrial North American operations increased to a record $2.94 billion in 2000, 14.7 percent over 1999, following 1999's increase of 4.5 percent over 1998. Acquisitions accounted for one-third of the increase in 2000 and four-fifths of the increase in 1999. The increase in Industrial North American sales is attributable to higher volume across all businesses, particularly in the semiconductor manufacturing and telecommunications markets. Sales in 1999 reflected lower demand within most of the Industrial North American markets.

International Industrial sales increased to $1.27 billion, 2.7 percent over 1999. Acquisitions accounted for all of the 2000 increase. Without the impact of changes in currency rates, sales for 2000 increased 11.1 percent, mostly attributable to higher volume in the Asia Pacific region as well as higher market demand in Europe and Latin America in the latter part of 2000. International Industrial sales in 1999 increased to $1.24 billion, 4.7 percent over 1998. Without the impact of changes in currency rates, volume for 1999 increased 5.8 percent. Acquisitions accounted for all of the 1999 increase.

Industrial North American operating income increased 27.3 percent in 2000 after a decline of 8.4 percent in 1999. Income from operations as a percent of sales was 14.5 percent in 2000 compared to 13.1 percent in 1999 and 14.9 percent in 1998. The increased margins in 2000 reflect better capacity utilization as market demand improved. Recent acquisitions, not yet fully integrated, contributed slightly lower margins. Raw material prices decreased during the year.

International operating income increased 2.2 percent in 2000 after a 1999 decrease of 11.4 percent. Operating income in 2000 includes $9.0 million in business realignment charges that were taken to appropriately structure the European operations to operate in their current economic environment. Excluding this charge, income as a percent of sales in 2000 was 7.3 percent compared to
6.6 percent in 1999 and 7.8 percent in 1998. The increased margins reflect higher volume in the Asia Pacific region and improved market conditions in Latin America. Margins also benefited from the improved European market demand in the second half of 2000 with the increased volume improving capacity utilization. The lower margins in 1999 resulted primarily from struggling European and Latin American economies.

A significant upward trend in order rates was experienced in 2000 with orders in virtually all markets continuing on the upswing heading into fiscal 2001. It is unclear whether the sequential improvement in order rates can be sustained in 2001 as economic indicators for some North American markets are beginning to signal a slowdown in production. The Industrial European and Latin American operations are expected to experience modestly improving economies in 2001. Focused efforts will be made in 2001 to integrate acquisitions completed in 2000 as well as the recently completed Wynn's International acquisition. The Company will also continue to monitor European operations and take, where necessary, actions to manage these operations to ensure they are appropriately structured to operate in their current economic environment.

                                    Page 13-8

Backlog for the Industrial Segment was $751.0 million at June 30, 2000, compared to $546.9 million at the end of 1999 and $585.2 million at the end of 1998. The higher backlog reflects the strong order rates experienced across all markets during the year as well as acquisitions. The decline in backlog in 1999 was due to the weakened demand experienced by the Industrial markets.

Assets for the Industrial Segment increased 20.7 percent in 2000 after an increase of 3.4 percent in 1999. The increase in 2000 is primarily due to acquisitions. In 1999 an increase from acquisitions was partially offset by decreases in inventories and net goodwill as well as the effect of currency fluctuations. In both years net plant and equipment increased due to capital expenditures exceeding depreciation.

AEROSPACE SEGMENT
-----------------------------------------------------------
                              2000       1999        1998
-----------------------------------------------------------
Operating income as a
     percent of sales         15.4%     15.4%      16.1%
Return on average assets      23.4%     23.1%      22.8%
-----------------------------------------------------------

Sales declined 1.2 percent in 2000 after an increase of 16.1 percent in 1999. The lower sales resulted from the expected reduction in commercial aircraft builds partially offset by an increase in regional jet build rates and maintenance, repair and overhaul business. An increase in commercial aircraft build rates contributed to the higher volume in 1999.

Operating income was $175.7 million in 2000, $177.2 million in 1999 and $159.6 million in 1998. Operating income in 2000 includes $4.4 million in business realignment charges that were taken in response to a decline in commercial aircraft orders. Excluding this charge, as a percent of sales, 2000 income was
15.8 percent compared to 15.4 percent in 1999 and 16.1 percent in 1998. An increase in margins from a higher mix of aftermarket business offset reduced margins from the lower volume, which resulted in lower capacity utilization. The 1999 decline in margins reflected a change in mix of sales from aftermarket to OEM.

Backlog at June 30, 2000 was $1.05 billion compared to $1.08 billion in 1999 and $1.06 billion in 1998. The lower backlog reflects the decline in commercial aircraft build rates partially offset by an increase in orders in the regional jet market. This trend in order rates is expected to continue in 2001.

Assets declined 10.0 percent in 2000 after a 6.0 percent increase in 1999. The decline in 2000 was primarily due to a reduction in inventory. In 1999, increases in customer receivables and property, plant and equipment were partially offset by a decrease in net goodwill.

CORPORATE assets increased 180.9 percent in 2000 and 23.5 percent in 1999. The 2000 amount includes assets held for sale as separately identified on the Consolidated Balance Sheet. The increase in both years is due to increases in qualified and non-qualified benefit plan assets including those from acquisitions in 2000.

                                    Page 13-9

CONSOLIDATED STATEMENT OF INCOME

(Dollars in thousands, except per share amounts)    For the years ended June 30,    2000               1999               1998
----------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                        $5,355,337         $4,958,800         $4,633,023
Cost of sales                                                                     4,156,569          3,869,370          3,550,992
----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                      1,198,768          1,089,430          1,082,031
Selling, general and administrative expenses                                        575,906            550,681            532,134
Interest expense                                                                     59,183             63,697             52,787
Interest and other (income), net                                                     (4,112)            (5,056)            (6,783)
Loss (gain) on disposal of assets                                                     5,604              2,414                (95)
----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                          562,187            477,694            503,988
Income taxes (Note 4)                                                               193,955            167,193            180,762
----------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item                                                    368,232            310,501            323,226
Extraordinary item - extinguishment of debt (Note 8)                                                                       (3,675)
----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                       $  368,232         $  310,501         $  319,551
----------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE (Note 5)
   Basic earnings per share before extraordinary item                            $     3.34         $     2.85         $     2.91
   Extraordinary item - extinguishment of debt                                                                               (.03)
----------------------------------------------------------------------------------------------------------------------------------
   Basic earnings per share                                                      $     3.34         $     2.85         $     2.88
----------------------------------------------------------------------------------------------------------------------------------

   Diluted earnings per share before extraordinary item                          $     3.31         $     2.83         $     2.88
   Extraordinary item - extinguishment of debt                                                                               (.03)
----------------------------------------------------------------------------------------------------------------------------------
   Diluted earnings per share                                                    $     3.31         $     2.83         $     2.85
----------------------------------------------------------------------------------------------------------------------------------

      The accompanying notes are an integral part of the financial statements.

                                   Page 13-10

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Dollars in thousands)                          For the years ended June 30,         2000              1999               1998
----------------------------------------------------------------------------------------------------------------------------------

NET INCOME                                                                       $  368,232         $  310,501         $  319,551
Other comprehensive income (loss), net of taxes:
  Foreign currency translation adjustment                                           (32,600)           (32,832)           (32,681)
----------------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                                             $  335,632         $  277,669         $  286,870
----------------------------------------------------------------------------------------------------------------------------------

      The accompanying notes are an integral part of the financial statements.

                                   Page 13-11


CONSOLIDATED BALANCE SHEET



(Dollars in thousands)                                                           June 30,      2000               1999
-----------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                               $    68,460        $    33,277
Accounts receivable, less allowance for doubtful accounts
     (2000 - $10,420; 1999 - $9,397)                                                        840,040            738,773
Inventories (Notes 1 and 6):
     Finished products                                                                      483,017            442,361
     Work in process                                                                        344,804            347,376
     Raw materials                                                                          146,375            125,393
-----------------------------------------------------------------------------------------------------------------------
                                                                                            974,196            915,130
-----------------------------------------------------------------------------------------------------------------------
Prepaid expenses                                                                             32,706             22,928
Deferred income taxes (Notes 1 and 4)                                                        73,711             64,576
Net assets held for sale (Note 2)                                                           164,000
-----------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                      2,153,113          1,774,684
Plant and equipment (Note 1):
     Land and land improvements                                                             138,394            125,990
     Buildings and building equipment                                                       642,770            592,086
     Machinery and equipment                                                              1,825,889          1,678,956
     Construction in progress                                                               107,197            109,780
-----------------------------------------------------------------------------------------------------------------------
                                                                                          2,714,250          2,506,812
Less accumulated depreciation                                                             1,373,335          1,305,943
-----------------------------------------------------------------------------------------------------------------------
                                                                                          1,340,915          1,200,869
Investments and other assets (Note 1)                                                       574,241            260,495
Excess cost of investments over net assets acquired (Note 1)                                570,740            441,489
Deferred income taxes (Notes 1 and 4)                                                         7,290             28,351
-----------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                            $ 4,646,299        $ 3,705,888
-----------------------------------------------------------------------------------------------------------------------

                                   Page 13-12

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable and long-term debt payable within one year (Notes 7 and 8)                $   335,298        $    60,609
Accounts payable, trade                                                                     372,666            313,173
Accrued payrolls and other compensation                                                     169,837            145,745
Accrued domestic and foreign taxes                                                           84,208             52,584
Other accrued liabilities                                                                   224,294            182,402
-----------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                                 1,186,303            754,513
Long-term debt (Note 8)                                                                     701,762            724,757
Pensions and other postretirement benefits (Notes 1 and 9)                                  299,741            276,637
Deferred income taxes (Notes 1 and 4)                                                        77,939             30,800
Other liabilities                                                                            71,096             65,319
-----------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                         2,336,841          1,852,026
-----------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY (Note 10)
Serial preferred stock, $.50 par value, authorized 3,000,000 shares; none issued
Common stock, $.50 par value, authorized 600,000,000 shares;
     issued 116,602,195 shares in 2000 and 111,945,179 shares in 1999 at par value           58,301             55,973
Additional capital                                                                          328,938            132,227
Retained earnings                                                                         2,165,625          1,872,356
Unearned compensation related to ESOP (Note 8)                                             (110,818)          (112,000)
Deferred compensation related to stock options                                                1,304
Accumulated other comprehensive income (loss)                                              (125,458)           (92,858)
-----------------------------------------------------------------------------------------------------------------------
                                                                                          2,317,892          1,855,698
Common stock in treasury at cost; 214,487 shares in 2000 and 43,836 shares in 1999           (8,434)            (1,836)
-----------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                                2,309,458          1,853,862
-----------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                              $ 4,646,299        $ 3,705,888
-----------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.

                                   Page 13-13

CONSOLIDATED STATEMENT OF CASH FLOWS



(Dollars in thousands)                        For the years ended June 30,                    2000         1999           1998
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                                $ 368,232      $ 310,501      $ 319,551
  Adjustments to reconcile net income to net cash
        provided by operating activities:
     Depreciation                                                                           167,356        164,577        153,633
     Amortization                                                                            39,052         37,469         29,046
     Deferred income taxes                                                                  (11,867)         5,718          7,680
     Foreign currency transaction loss (gain)                                                 5,082         (2,495)         3,697
     (Gain) loss on sale of plant and equipment                                              (5,288)         1,886            291
     Write-off of purchased in-process research and development                                                            15,800
     Net effect of extraordinary loss                                                                                       3,675
     Changes in assets and liabilities, net of effects from acquisitions and dispositions:
      Accounts receivable                                                                   (42,386)       (31,396)       (71,034)
      Inventories                                                                            17,248         30,606       (185,569)
      Prepaid expenses                                                                       (7,881)         2,069         (3,473)
      Other assets                                                                          (53,105)       (56,957)       (31,620)
      Accounts payable, trade                                                                21,792        (33,075)        52,947
      Accrued payrolls and other compensation                                                 8,021        (21,892)        27,531
      Accrued domestic and foreign taxes                                                     30,124         22,091        (15,282)
      Other accrued liabilities                                                              (7,533)        (3,935)        (9,129)
      Pensions and other postretirement benefits                                              3,642         13,258         14,276
      Other liabilities                                                                       5,551         20,672          8,579
----------------------------------------------------------------------------------------------------------------------------------
                 Net cash provided by operating activities                                  538,040        459,097        320,599
CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisitions (less cash acquired of $1,158 in 2000, $2,609 in 1999
                 and $4,260 in 1998)                                                       (351,011)       (89,865)      (232,953)
  Capital expenditures                                                                     (230,482)      (230,122)      (236,945)
  Proceeds from sale of plant and equipment                                                  32,051          6,382          7,151
  Other                                                                                     (30,267)           548          3,630
----------------------------------------------------------------------------------------------------------------------------------
                 Net cash (used in) investing activities                                   (579,709)      (313,057)      (459,117)

                                   Page 13-14

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from (payments for) common share activity                                          1,202         74,076        (96,887)
  Proceeds from (payments of) notes payable, net                                            272,440       (228,896)       190,865
  Proceeds from long-term borrowings                                                         12,600        232,886         87,085
  (Payments of) long-term borrowings                                                       (130,419)      (152,397)       (13,054)
  Dividends paid, net of tax benefit of ESOP shares                                         (74,963)       (69,461)       (66,501)
----------------------------------------------------------------------------------------------------------------------------------
                 Net cash provided by (used in) financing activities                         80,860       (143,792)       101,508
  Effect of exchange rate changes on cash                                                    (4,008)           541         (1,499)
----------------------------------------------------------------------------------------------------------------------------------
  Net increase (decrease) in cash and cash equivalents                                       35,183          2,789        (38,509)
  Cash and cash equivalents at beginning of year                                             33,277         30,488         68,997
----------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of year                                                 $ 68,460       $ 33,277       $ 30,488
----------------------------------------------------------------------------------------------------------------------------------
Supplemental Data:
  Cash paid during the year for:
    Interest, net of capitalized interest                                                  $ 56,341       $ 62,997       $ 48,105
    Income taxes                                                                            167,211        129,893        175,546
  Non-cash investing activities:
    Stock issued for acquisitions                                                           184,263                        11,950
  Non-cash financing activities:
     Capital lease obligations                                                                               7,346
     ESOP debt guarantee                                                                                   112,000

----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

                                   Page 13-15


BUSINESS SEGMENT INFORMATION
BY INDUSTRY
(Dollars in thousands)                                                           2000               1999               1998
----------------------------------------------------------------------------------------------------------------------------
NET SALES:
      Industrial:
         North America                                                    $ 2,942,419        $ 2,565,154        $ 2,454,558
         International                                                      1,274,590          1,241,256          1,185,584
      Aerospace                                                             1,138,328          1,152,390            992,881
----------------------------------------------------------------------------------------------------------------------------
                                                                          $ 5,355,337        $ 4,958,800        $ 4,633,023
----------------------------------------------------------------------------------------------------------------------------
SEGMENT OPERATING INCOME:
      Industrial:
         North America                                                    $   426,630        $   335,259        $   365,880
         International                                                         84,022             82,245             92,783
      Aerospace                                                               175,710            177,213            159,580
----------------------------------------------------------------------------------------------------------------------------
Total segment operating income                                                686,362            594,717            618,243
Corporate administration                                                       58,210             54,176             61,829
----------------------------------------------------------------------------------------------------------------------------
Income before interest expense and other                                      628,152            540,541            556,414
Interest expense                                                               59,183             63,697             52,787
Other                                                                           6,782               (850)              (361)
----------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                $   562,187        $   477,694        $   503,988
----------------------------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS:
      Industrial                                                          $ 3,207,357        $ 2,657,146        $ 2,570,273
      Aerospace                                                               709,731            789,174            744,335
----------------------------------------------------------------------------------------------------------------------------
                                                                            3,917,088          3,446,320          3,314,608
      Corporate (a)                                                           729,211            259,568            210,213
----------------------------------------------------------------------------------------------------------------------------
                                                                          $ 4,646,299        $ 3,705,888        $ 3,524,821
----------------------------------------------------------------------------------------------------------------------------
PROPERTY ADDITIONS: (b)
      Industrial                                                          $   329,651        $   209,230        $   245,995
      Aerospace                                                                20,720             36,993             33,733
      Corporate                                                                                    1,585             11,935
----------------------------------------------------------------------------------------------------------------------------
                                                                          $   350,371        $   247,808        $   291,663
----------------------------------------------------------------------------------------------------------------------------
DEPRECIATION:
      Industrial                                                          $   142,078        $   140,914        $   130,888
      Aerospace                                                                21,342             19,523             19,011
      Corporate                                                                 3,936              4,140              3,734
----------------------------------------------------------------------------------------------------------------------------
                                                                          $   167,356        $   164,577        $   153,633
----------------------------------------------------------------------------------------------------------------------------


The accounting policies of the business segments are the same as those described in the Significant Accounting Policies footnote except that the business segment results are prepared on a management basis that is consistent with the manner in which the Company disaggregates financial information for internal review and decision-making.

(a) Corporate assets are principally cash and cash equivalents, domestic deferred income taxes, investments, benefit plan assets, headquarters facilities, assets held for sale and the major portion of the Company's domestic data processing equipment.

(b) Includes value of net plant and equipment at the date of acquisition of acquired companies accounted for by the purchase method (2000 - $119,889; 1999 - $17,686; 1998 - $54,718).

                                   Page 13-16


BY GEOGRAPHIC AREA (c)
(Dollars in thousands)                                                2000               1999               1998
-----------------------------------------------------------------------------------------------------------------
NET SALES:
      North America                                            $ 4,054,367        $ 3,684,786        $ 3,425,704
      International                                              1,300,970          1,274,014          1,207,319
-----------------------------------------------------------------------------------------------------------------
                                                               $ 5,355,337        $ 4,958,800        $ 4,633,023
-----------------------------------------------------------------------------------------------------------------
LONG-LIVED ASSETS:
      North America                                            $   969,788        $   873,222        $   790,162
      International                                                371,127            327,647            345,063
-----------------------------------------------------------------------------------------------------------------
                                                               $ 1,340,915        $ 1,200,869        $ 1,135,225
-----------------------------------------------------------------------------------------------------------------

(c) Net sales are attributed to countries based on the location of the selling unit. North America includes the United States, Canada and Mexico. No country other than the United States represents greater than 10% of consolidated sales. Long-lived assets are comprised of property, plant and equipment based on physical location.

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

There are no individual customers to whom sales are five percent or more of the Company's consolidated sales. Due to the diverse group of customers throughout the world the Company does not consider itself exposed to any concentration of credit risks.

The Company manufactures and markets its products throughout the world. Although certain risks and uncertainties exist, the diversity and breadth of the Company's products and geographic operations mitigate significantly the risk that adverse changes would materially affect the Company's operating results.

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

REVENUE RECOGNITION - Revenue is generally recognized when products are shipped.

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

                                   Page 13-18

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

PLANT, EQUIPMENT AND DEPRECIATION - Plant and equipment are recorded at cost and are depreciated principally using the straight-line method for financial reporting purposes. Depreciation rates are based on estimated useful lives of the assets, generally 40 years for buildings; 15 years for land improvements and building equipment; 10 years for machinery; and seven years for equipment. Improvements which extend the useful life of property are capitalized, and maintenance and repairs are expensed. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in current income.

INVESTMENTS AND OTHER ASSETS - Investments in joint-venture companies in which ownership is 50% or less and in which the Company does not have operating control are stated at cost plus the Company's equity in undistributed earnings. These investments and the related earnings are not material to the consolidated financial statements.

EXCESS COST OF INVESTMENTS - The excess cost of investments over net assets acquired is being amortized, on a straight-line basis, over periods ranging from 15 years to 40 years. Unamortized cost in excess of associated expected operating cash flows is considered to be impaired and is written down to fair value.

INCOME TAXES - Income taxes are provided based upon income for financial reporting purposes. Deferred income taxes arise from temporary differences in the recognition of income and expense for tax purposes. Tax credits and similar tax incentives are applied to reduce the provision for income taxes in the year in which the credits arise.

FOREIGN CURRENCY TRANSLATION - Assets and liabilities of most foreign subsidiaries are translated at current exchange rates, and income and expenses are translated using weighted average exchange rates. The effects of these translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in the Accumulated other comprehensive income (loss) component of Shareholders' equity. Such adjustments will affect Net income only upon sale or liquidation of the underlying foreign investments, which is not contemplated at this time. Exchange gains and losses from transactions in a currency other than the local currency of the entity involved, and translation adjustments in countries with highly inflationary economies, are included in income.

FINANCIAL INSTRUMENTS - The Company's financial instruments consist primarily of investments in cash, cash equivalents and long-term investments as well as obligations under notes payable and long-term debt. The carrying values for Cash and cash equivalents, Investments and other assets and Notes payable approximate fair value.

The Company enters into forward exchange contracts (forward contracts), costless collar contracts, and cross-currency swap agreements to reduce its exposure to fluctuations in related foreign currencies. These contracts are with major financial institutions and the risk of loss is considered remote. The Company does not hold or issue derivative financial instruments for trading purposes.

Gains or losses on forward contracts which hedge specific transactions are recognized in Net income, offsetting the underlying foreign currency gains or losses. Gains or losses on costless collar contracts are recognized in Net income when the spot rate of the contract falls outside the collar range.

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

                                   Page 13-19

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

NOTE 2
ACQUISITIONS AND NET ASSETS HELD FOR SALE

On February 3, 2000 the Company acquired the assets of Dana Corporation's Gresen Hydraulics business, located in Minneapolis, Minnesota and Sarasota, Florida, a manufacturer of a wide range of hydraulic pumps, motors, cylinders, control valves, filters and electronic controls for on- and off-highway vehicles. On April 11, 2000 the Company completed its merger with Commercial Intertech Corp. of Youngstown, Ohio with the Company being the surviving corporation. Commercial Intertech's hydraulics business manufactures gear pumps and motors, control valves and telescopic cylinders for use on heavy-duty mobile equipment. On May 30, 2000 the Company acquired the equity of Whatman's Industrial Filtration Business, based in Haverill, Massachusetts and Maidstone, United Kingdom, a manufacturer of high quality purification products and gas generators for a variety of industrial applications. Combined annual sales for these operations, for their most recent fiscal year prior to acquisition, were approximately $716 million. Total purchase price for these businesses was approximately $339 million in cash, 4.3 million shares of common stock valued at $184 million and assumed debt of $104 million.

The Company is currently soliciting offers for the purchase of Commercial Intertech's building systems and metal forming businesses. These businesses are valued at the estimated net cash proceeds from their sale plus estimated net earnings during the holding period and are reflected as Net assets held for sale on the Consolidated Balance Sheet.

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

On May 1, 1998 the Company acquired the equity of Extrudit Ltd., a tubing manufacturer located in Buxton, England. On April 30, 1998 the Company purchased the equity of UCC Securities Limited of Thetford, Norfolk, England, a manufacturer of technology-based hydraulic filtration products. On April 1, 1998 the Company acquired the equity of Sempress Pneumatics, a manufacturer of pneumatic cylinders and valves located near Rotterdam, the Netherlands. On March 31, 1998 the Company acquired the assets of Temeto AB located in Flen, Sweden, a distributor of hydraulic components. On March 26, 1998 the Company purchased the remaining 51% of two Korean joint ventures - HS Parker Company Ltd., in Yangsan, and the HS Parker Air Conditioning Components Company Ltd., in Chonan, manufacturers of hydraulic hose, fittings, hose assemblies and accumulators. On February 27, 1998 Computer Technology Corporation of Milford, Ohio, a manufacturer of man-machine interface solutions, was merged into the Company. On September 26, 1997 the Company acquired the assets of the Skinner solenoid valve division of Honeywell Inc. and the equity of Honeywell Lucifer, S.A. Skinner is headquartered in New Britain, Connecticut, and Lucifer is headquartered in Geneva, Switzerland. On August 4, 1997 the Company acquired the assets of EWAL Manufacturing of Belleville, New Jersey, a leading producer of precision fittings and valves. Combined annual sales

                                   Page 13-20
for operations acquired in fiscal 1998, for their most recent fiscal year prior to acquisition, were approximately $243 million. Total purchase price for these businesses was approximately $236.5 million cash and 263,279 shares of common stock valued at $11.9 million.

The purchase price allocations of Computer Technology Corporation and UCC Securities Limited, as determined by independent appraisal, included a $15.8 million asset for purchased in-process research and development. Generally accepted accounting principles do not allow the capitalization of R&D of this nature, therefore, a write-off of $15.8 million ($12.0 million after-tax or $.11 per share) is included in Cost of sales in 1998.

These acquisitions were accounted for by the purchase method, and results are included as of the respective dates of acquisition.

NOTE 3
CHARGES RELATED TO BUSINESS REALIGNMENT

In 2000 the Company recorded a $8,555 charge ($5,560 after-tax or $.05 per share) related to the costs of appropriately structuring its businesses to operate in their current economic environment. The charge primarily related to severance costs attributable to approximately 250 employees principally associated with the Industrial International operations. As of June 30, 2000, the Company has made substantially all severance payments.

A change in the future utilization of long-lived assets at certain locations triggered an impairment review of these long-lived assets during 2000. The Company evaluated the recoverability of the long-lived assets and determined that the estimated future undiscounted cash flows were below the carrying value of these assets. Accordingly, the Company recorded a non-cash impairment loss of $4,875 ($3,169 after-tax or $.03 per share). Of the pre-tax amount, $3,499 relates to the Aerospace Segment and $1,376 relates to the Industrial Segment.

The severance and impairment loss are presented in the income statement for 2000 in the following captions: $2,552 in Cost of sales; $2,476 in Selling, general and administrative expenses; and $8,402 in Loss (gain) on disposal of assets.

NOTE 4
INCOME TAXES

Income taxes include the following:

                                   2000         1999        1998
------------------------------------------------------------------
Federal                        $140,663     $113,011    $129,462
Foreign                          29,393       34,309      27,847
State and local                  11,099       11,236      16,928
Deferred                         12,800        8,637       6,525
------------------------------------------------------------------
                               $193,955     $167,193    $180,762
------------------------------------------------------------------


A reconciliation of the Company's effective income tax rate to the statutory Federal rate follows:

                                         2000      1999     1998
------------------------------------------------------------------
Statutory Federal income tax rate        35.0%     35.0%    35.0%
State and local income taxes              1.5       1.8      2.1
FSC income not taxed                     (1.7)     (2.3)    (1.7)
Foreign tax rate difference               (.6)      1.4       .2
Other                                      .3       (.9)      .3
------------------------------------------------------------------
Effective income tax rate                34.5%     35.0%    35.9%
------------------------------------------------------------------

                                   Page 13-21

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:

                                            2000         1999
------------------------------------------------------------------
Postretirement benefits                 $  1,710    $  74,238
Other liabilities and reserves            58,077       38,530
Long-term contracts                        5,347       16,344
Operating loss carryforwards              45,182        4,719
Foreign tax credit carryforwards           3,356        2,264
Valuation allowance                      (26,887)      (4,700)
Depreciation                             (95,138)     (77,871)
Inventory                                 10,532       10,567
------------------------------------------------------------------
Net deferred tax asset                  $  2,179    $  64,091
------------------------------------------------------------------
Change in net deferred tax asset
   (liability):
Provision for deferred tax              $(12,800)   $  (8,637)
Translation adjustment                       320        1,710
Acquisitions                             (49,432)      (1,707)
------------------------------------------------------------------
Total change in net deferred tax        $(61,912)   $  (8,634)
------------------------------------------------------------------

At June 30, 2000, the Company has operating loss carryforwards of $45,182 for tax purposes, some of which can be carried forward indefinitely and others which can be carried forward from three to 20 years. A valuation allowance has been established due to the uncertainty of realizing certain foreign operating loss carryforwards. The increase in the valuation allowance in 2000 was attributable to the Commercial Intertech acquisition. The recognition of any future tax benefit resulting from the reduction of $24,703 of the valuation allowance will reduce any goodwill related to the Commercial Intertech acquisition remaining at the time of the reduction.

Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of certain international operations as those earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the eventual remittance of such earnings.

Accumulated undistributed earnings of foreign operations reinvested in their operations amounted to $276,481, $205,756 and $153,831, at June 30, 2000, 1999
and 1998, respectively.

NOTE 5
EARNINGS PER SHARE

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

Diluted earnings per share is computed using the weighted average number of common shares and common share equivalents outstanding during the year. Common share equivalents represent the dilutive effect of outstanding stock options. The computation of net income per share was as follows:

                                   Page 13-22


                                               2000           1999               1998
-------------------------------------------------------------------------------------------------------------
     NUMERATOR:
     Net income applicable
       to common shares                   $ 368,232      $ 310,501          $ 319,551
-------------------------------------------------------------------------------------------------------------
     DENOMINATOR:
     Basic - weighted average
       common shares                    110,330,711    108,799,974        110,868,834
     Increase in weighted average
       from dilutive effect of
       exercise of stock options            913,921        878,985          1,090,437
-------------------------------------------------------------------------------------------------------------
     Diluted - weighted average
       common shares, assuming
       exercise of stock options        111,244,632    109,678,959        111,959,271
-------------------------------------------------------------------------------------------------------------
     Basic earnings per share             $    3.34      $    2.85          $    2.88
     Diluted earnings per share           $    3.31      $    2.83          $    2.85
-------------------------------------------------------------------------------------------------------------


NOTE 6
INVENTORIES

Inventories valued on the last-in, first-out cost method are approximately 43% in 2000 and 34% in 1999 of total inventories. The current cost of these inventories exceeds their valuation determined on the LIFO basis by $141,187 in 2000 and $138,197 in 1999. Progress payments of $20,279 in 2000 and $22,593 in
1999 are netted against inventories.

NOTE 7
FINANCING ARRANGEMENTS

The Company has committed lines of credit totaling $650,865 through several multi-currency unsecured revolving credit agreements with a group of banks, of which $362,759 was available at June 30, 2000. The majority of these agreements expire October 2003. The interest on borrowings is based upon the terms of each specific borrowing and is subject to market conditions. The agreements also require facility fees of up to 8/100ths of one percent of the commitment per annum. Covenants in some of the agreements include a limitation on the Company's ratio of debt to tangible net worth.

The Company has other lines of credit, primarily short-term, aggregating $89,439 from various foreign banks, of which $73,430 was available at June 30, 2000. Most of these agreements are renewed annually.

During fiscal 2000 the Company did not issue any medium-term notes leaving $530,000 available for issuance at June 30, 2000.

The Company is authorized to sell up to $600,000 of short-term commercial paper notes, rated A-1 by Standard & Poor's, P-1 by Moody's and F-1 by Fitch, Inc. At June 30, 2000 there were $235,800 of commercial paper notes outstanding which were supported by the available domestic lines of credit.

Commercial paper, along with short-term borrowings from foreign banks, primarily make up the balance of Notes payable. The balance and weighted average interest rate of the Notes payable at June 30, 2000 and 1999 were $314,365 and 5.6% and $37,305 and 6.4%, respectively.

                                   Page 13-23

NOTE 8
DEBT

                               JUNE 30,         2000     1999
------------------------------------------------------------------
Domestic:
    Debentures
       9.75%, due 2002-2021                  $ 100,000  $ 100,000
       7.3%, due 2011                          100,000    100,000
    Medium-term notes
       5.65% to 7.39%, due 2004-2019           370,000    370,000
    ESOP loan guarantee
       6.34%, due 2009                          99,741    112,000
    Variable rate demand bonds
       4.8% to 4.9%, due 2010-2025              20,035     20,035
Foreign:
    Bank loans, including revolving credit
       1.5% to 12.0%, due 2001-2018             24,764     37,206
Other long-term debt, including capitalized
    leases                                       8,155      8,820
------------------------------------------------------------------
Total long-term debt                           722,695    748,061
Less long-term debt payable within one year     20,933     23,304
-----------------------------------------------------------------
Long-term debt, net                          $ 701,762  $ 724,757
-------------------------------------------------------------------

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

Principal amounts of Long-term debt payable in the five years ending June 30, 2001 through 2005 are $20,933, $24,580, $22,781, $199,176 and $16,943,
respectively. The carrying value of the Company's Long-term debt (excluding leases and cross-currency swaps) was $714,540 and $739,241 at June 30, 2000 and 1999, respectively, and was estimated to have a fair value of $668,864 and $711,505, at June 30, 2000 and 1999, respectively. The estimated fair value of the Long-term debt was estimated using discounted cash flow analyses based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

ESOP LOAN GUARANTEE - In 1999 the Company's Employee Stock Ownership Plan (ESOP) was leveraged when the ESOP Trust borrowed $112,000 and used the proceeds to purchase 3,055,413 shares of the Company's common stock from the Company's treasury. The Company used the proceeds to pay down commercial paper borrowings. The loan is unconditionally guaranteed by the Company and therefore the unpaid balance of the borrowing is reflected on the Consolidated Balance Sheet as Long-term debt. A corresponding amount representing Unearned compensation is recorded as a deduction from Shareholders' equity.

LEASE COMMITMENTS -- Future minimum rental commitments as of June 30, 2000, under noncancelable operating leases, which expire at various dates, are as follows: 2001-$43,732; 2002-$31,663; 2003-$21,462; 2004-$12,726; 2005-$12,585
and after 2005-$30,832.

Rental expense in 2000, 1999 and 1998 was $40,371, $42,280 and $37,065,
respectively.

                                   Page 13-24

NOTE 9
RETIREMENT BENEFITS

PENSIONS - The Company has noncontributory defined benefit pension plans covering eligible employees, including certain employees in foreign countries. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat-dollar amounts and years of service. The Company also has contractual arrangements with certain key employees which provide for supplemental retirement benefits. In general, the Company's policy is to fund these plans based on legal requirements, tax considerations, local practices and investment opportunities. The Company also sponsors defined contribution plans and participates in government-sponsored programs in certain foreign countries.

Pension costs for all plans were $9,304, $23,644 and $19,989 for 2000, 1999 and 1998, respectively. Pension costs for all defined benefit plans accounted for using SFAS No. 87, "Employers' Accounting for Pensions," are as follows:


                                                     2000          1999          1998
---------------------------------------------------------------------------------------------------------------------------------
Service cost                                       $ 38,179   $    34,890     $    28,190
Interest cost                                        68,807        63,257          57,892
Expected return on plan assets                     (102,346)      (83,798)        (68,463)
Net amortization and deferral and other                (375)        4,081             445
---------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                          $  4,265   $    18,430     $    18,064
=================================================================================================================================

CHANGE IN BENEFIT OBLIGATION                                       2000          1999
---------------------------------------------------------------------------------------------------------------------------------
Benefit obligation at beginning of year                         $ 962,663     $   877,752
Service cost                                                       38,179          34,890
Interest cost                                                      68,807          63,257
Actuarial (gain) loss                                             (11,812)         30,288
Benefits paid                                                     (42,659)        (40,028)
Acquisitions                                                      157,189
Other                                                              (4,753)         (3,496)
---------------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                             $ 1,167,614     $   962,663
=================================================================================================================================

CHANGE IN PLAN ASSETS
---------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at beginning of year                $ 1,099,989     $   997,913
Actual return on plan assets                                      123,997         131,872
Employer contributions                                             14,295          12,255
Benefits paid                                                     (38,543)        (36,253)
Acquisitions                                                      393,134
Other                                                             (10,787)         (5,798)
---------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                      $ 1,582,085     $ 1,099,989
=================================================================================================================================

FUNDED STATUS
---------------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of benefit obligation                   $   414,471     $   137,326
Unrecognized net actuarial (gain)                                (175,644)       (144,706)
Unrecognized prior service cost                                    27,683          23,259
Unrecognized initial net (asset)                                   (7,173)         (9,587)
---------------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                         $   259,337     $     6,292
=================================================================================================================================

AMOUNTS RECOGNIZED ON THE CONSOLIDATED
BALANCE SHEET
---------------------------------------------------------------------------------------------------------------------------------
Prepaid benefit cost                                          $   355,922     $   104,135
Accrued benefit liability                                         (96,585)        (97,843)
---------------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                         $   259,337     $     6,292
=================================================================================================================================

                                   Page 13-25

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $147,286, $124,354 and $37,208, respectively, at June 30, 2000, and $143,177, $122,411 and $28,331, respectively, at June 30, 1999.

The plans' assets consist primarily of listed common stocks, corporate and government bonds, and real estate investments. At June 30, 2000 and 1999, the plans' assets included Company stock with market values of $18,203 and $24,314, respectively.

The assumptions used to measure the benefit obligations and to compute the expected long-term return on assets for the Company's significant defined benefit plans are:

                                             2000          1999          1998
-------------------------------------------------------------------------------
U.S. defined benefit plans
  Discount rate                              7.5%          7.5%          7.5%
  Average increase in
     compensation                            4.9%          4.9%          4.9%
  Expected long-term return on assets         10%           10%          9.5%

Non-U.S. defined benefit plans
  Discount rate                        4.75 TO 7%   4.5 to 6.5%     4.5 to 7%
  Average increase in compensation        3 TO 4%     1.5 to 4%     3 to 4.5%
  Expected long-term return on assets   6 TO 8.5%       6 to 9%     5.5 to 9%
-------------------------------------------------------------------------------

EMPLOYEE SAVINGS PLAN -- The Company sponsors an employee stock ownership plan
(ESOP) as part of its existing savings and investment 401(k) plan (the "Parker ESOP"), and as of April 11,2000, assumed sponsorship of the Commercial Intertech ESOP (both plans collectively referred to as "ESOP's"). The ESOP's are available to eligible domestic employees. Parker Hannifin common stock is used to match contributions made by employees to the ESOP's up to a maximum of 3.5 percent of an employee's annual compensation. A breakdown of shares held by the ESOP's is as follows:

-------------------------------------------------------------------------------
                                             2000          1999          1998
-------------------------------------------------------------------------------
Allocated shares                        8,660,550     7,866,152     7,631,677
Committed-to-be-released shares            77,038
Suspense shares                         3,373,734     3,055,413
-------------------------------------------------------------------------------
Total shares held by the ESOP's        12,111,322    10,921,565     7,631,677
-------------------------------------------------------------------------------
Fair value of suspense shares           $ 115,550     $ 139,785
-------------------------------------------------------------------------------

In 1999 the Parker ESOP was leveraged and the loan was unconditionally guaranteed by the Company. The Company's matching contribution and dividends on the shares held by the Parker ESOP are used to repay the loan, and shares are released from the suspense account as the principal and interest are paid. Shares in the Parker ESOP suspense account are not considered outstanding for purposes of earnings per share computations until they are released. Company contributions to the ESOP's, recorded as compensation and interest expense, were $26,984 in 2000, $24,319 in 1999 and $23,093 in 1998. Dividends earned by the suspense shares and interest income within the ESOP's totaled $1,214 in 2000 and $519 in 1999.

In addition to shares within the ESOP's, as of June 30, 2000 employees have elected to invest in 3,614,913 shares of common stock within the Company Stock Fund of the Parker Retirement Savings Plan.

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

                                        2000          1999         1998
-------------------------------------------------------------------------------
Service cost                         $ 4,499      $  4,301     $  4,021
Interest cost                         10,762        11,158       11,077
Net amortization and deferral         (2,758)       (1,683)      (1,815)
-------------------------------------------------------------------------------
Net periodic benefit cost            $12,503      $ 13,776     $ 13,283
===============================================================================

CHANGE IN BENEFIT OBLIGATION                      2000            1999
-------------------------------------------------------------------------------
Benefit obligation at beginning of year    $   155,282     $   155,933
Service cost                                     4,499           4,301
Interest cost                                   10,762          11,158
Actuarial (gain)                               (13,838)         (8,093)
Benefits paid                                   (7,923)         (8,017)
Acquisitions and other                          21,805
-------------------------------------------------------------------------------
Benefit obligation at end of year          $   170,587     $   155,282
===============================================================================

FUNDED STATUS

-------------------------------------------------------------------------------
Benefit obligation in excess of plan assets$  (170,587)    $  (155,282)
Unrecognized net actuarial (gain)              (22,472)        (10,029)
Unrecognized prior service cost                (12,224)        (13,679)
-------------------------------------------------------------------------------
Net amount recognized                      $  (205,283)    $  (178,990)
===============================================================================

AMOUNTS RECOGNIZED ON THE CONSOLIDATED
 BALANCE SHEET:

-------------------------------------------------------------------------------
Accrued benefit liability                  $  (205,283)    $  (178,990)
-------------------------------------------------------------------------------

The assumptions used to measure the postretirement benefit obligations are:

                                        2000          1999         1998
-------------------------------------------------------------------------------
Discount rate                           7.5%          7.5%         7.5%
Current medical cost trend rate           9%          9.5%       10.25%
Ultimate medical cost trend rate        5.5%          5.5%           6%
Medical cost trend rate decreases to
  ultimate in year                      2007          2007         2007
===============================================================================

A one percentage point change in assumed health care cost trend rates would have the following effects:

                                          1% INCREASE       1% DECREASE
-------------------------------------------------------------------------------
Effect on total of service and interest
    cost components                         $   1,811         $  (1,476)
Effect on postretirement benefit
   obligation                               $  15,201         $ (12,590)
===============================================================================

                                   Page 13-27

OTHER -- The Company has established nonqualified deferred compensation programs which permit officers, directors and certain management employees to annually elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. Deferred compensation expense was $17,157, $17,849 and $20,426 in 2000, 1999 and 1998,
respectively.

The Company has invested in corporate-owned life insurance policies to assist in funding these programs. The cash surrender values of these policies are in a rabbi trust and are recorded as assets of the Company.

NOTE 10
SHAREHOLDERS' EQUITY


COMMON SHARES                                        2000           1999            1998
---------------------------------------------------------------------------------------------------------------------------------
Balance July 1                                  $    55,973    $    55,906     $    55,905
   Shares issued under stock option plans
        (2000 - 331,421; 1999 - 133,514;
         1998 - 3,650)                                  164             67               1
   Shares issued for purchase acquisition             2,164
---------------------------------------------------------------------------------------------------------------------------------
Balance June 30                                 $    58,301    $    55,973     $    55,906
=================================================================================================================================

ADDITIONAL CAPITAL
---------------------------------------------------------------------------------------------------------------------------------
Balance July 1                                  $   132,227    $   139,726     $   150,702
   Net increase (decrease) for Treasury
        or common shares issued
        under stock option plans                      3,760         (2,194)        (11,481)
   Shares issued for purchase acquisition           190,379             35             478
   Restricted stock (surrendered) issued                               (24)             27
   Shares related to ESOP                             2,572         (5,316)
---------------------------------------------------------------------------------------------------------------------------------
Balance June 30                                 $   328,938    $   132,227     $   139,726
=================================================================================================================================

RETAINED EARNINGS
---------------------------------------------------------------------------------------------------------------------------------
Balance July 1                                  $ 1,872,356    $ 1,631,316     $ 1,378,297
   Net income                                       368,232        310,501         319,551
   Cash dividends paid on common shares,
        net of tax benefit of ESOP shares           (74,963)       (69,461)        (66,501)
   Cash payments for stock split
        fractional shares                                                              (31)
---------------------------------------------------------------------------------------------------------------------------------
Balance June 30                                 $ 2,165,625    $ 1,872,356     $ 1,631,316
=================================================================================================================================

UNEARNED COMPENSATION RELATED TO ESOP
---------------------------------------------------------------------------------------------------------------------------------
Balance July 1                                  $  (112,000)   $               $
   Unearned compensation
        related to ESOP debt guarantee               13,747       (112,000)
   ESOP shares related to acquisition               (12,565)
---------------------------------------------------------------------------------------------------------------------------------
Balance June 30                                 $  (110,818)   $  (112,000)    $
=================================================================================================================================

DEFERRED COMPENSATION RELATED TO STOCK OPTIONS
---------------------------------------------------------------------------------------------------------------------------------
Balance July 1                                  $              $               $
   Deferred compensation
        related to stock options                     1,304
---------------------------------------------------------------------------------------------------------------------------------
Balance June 30                                 $    1,304     $               $
=================================================================================================================================

                                   Page 13-28


ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
-------------------------------------------------------------------------------------------------
Balance July 1                        $   (92,858)   $   (60,026)    $   (27,345)
   Foreign currency translation           (32,600)       (32,832)        (32,681)
-------------------------------------------------------------------------------------------------
Balance June 30                       $  (125,458)   $   (92,858)    $   (60,026)
-------------------------------------------------------------------------------------------------
COMMON STOCK IN TREASURY
-------------------------------------------------------------------------------------------------
Balance July 1                        $    (1,836)   $   (83,472)    $   (10,258)
   Shares purchased at cost
        (2000 - 288,543; 1999 - 1,538,633;
          1998 - 2,507,872)               (11,132)       (48,734)       (109,645)
   Shares issued under stock option plans
        (2000 - 122,957; 1999 - 369,847;
          1998 - 563,318)                   4,964         14,420          23,187
   Shares issued for purchase acquisition     (17)           166          11,471
   Restricted stock (surrendered) issued     (413)        (1,532)          1,773
   Shares sold to ESOP                                   117,316
-------------------------------------------------------------------------------------------------
Balance June 30                       $    (8,434)   $    (1,836)    $   (83,472)
-------------------------------------------------------------------------------------------------

Shares surrendered upon exercise of stock options; 2000 -235,386; 1999 - 88,188; 1998 - 158,369.

SHARE REPURCHASES - The Board of Directors has authorized the repurchase of a total of 5.05 million of its common shares. At June 30, 2000, the remaining authorization to repurchase was 3.28 million shares. Repurchases are made on the open market, at prevailing prices, and are funded from operating cash flows. The shares are initially held as treasury stock.

NOTE 11
STOCK INCENTIVE PLANS

EMPLOYEES' STOCK OPTIONS -- The Company's stock option and stock incentive plans provide for the granting of nonqualified options to officers and key employees to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the dates options are granted. Outstanding options generally are exercisable either one or two years after the date of grant and expire no more than ten years after grant.

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

                                     2000           1999          1998
-------------------------------------------------------------------------------
Net income:           As reported  $368,232        $ 310,501     $ 319,551
                      Pro forma    $361,753        $ 308,028     $ 315,567

Earnings per share:
   Basic              As reported     $3.34           $ 2.85        $ 2.88
                      Pro forma       $3.28           $ 2.83        $ 2.85

   Diluted            As reported     $3.31           $ 2.83        $ 2.85
                      Pro forma       $3.25           $ 2.81        $ 2.82
-------------------------------------------------------------------------------


                                   Page 13-29

The fair value for the significant options granted in 2000, 1999 and 1998 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                  AUG/99    Jan/99    Aug/98    Aug/97
------------------------------------------------------------------------------
Risk-free interest rate             6.1%      4.7%      5.3%      5.6%
Expected life of option          4.6 YRS   4.3 yrs   4.3 yrs     5 yrs
Expected dividend yield of stock    1.7%      1.9%      1.9%      2.3%
Expected volatility of stock       33.8%     30.7%     28.4%     26.9%
==============================================================================


Options exercisable and shares available for future grant on June 30:

                                         2000            1999          1998
------------------------------------------------------------------------------
Options exercisable                    3,483,071       3,065,577     3,476,016
Weighted-average option price
  per share of options exercisable $ 25.51 $ 22.48 $ 20.57 Weighted-average fair value of
   options granted during the year   $     14.62     $      8.35   $     11.43
Shares available for grant             3,352,083       3,230,548     3,256,232
------------------------------------------------------------------------------


A summary of the status and changes of shares subject to options and the related average price per share follows:

                              Shares Subject      Average Option
                                  To Options     Price Per Share
-----------------------------------------------------------------------------
Outstanding June 30, 1998          3,661,806              $ 21.71
-----------------------------------------------------------------------------
   Granted                         1,196,384                31.06
   Exercised                        (591,189)               17.92
   Canceled                          (14,155)
-----------------------------------------------------------------------------
Outstanding June 30, 1999          4,252,846              $ 24.77
-----------------------------------------------------------------------------
   GRANTED                         1,078,799                44.48
   ASSUMED                           429,485                26.44
   EXERCISED                        (689,764)               18.96
   CANCELED                         (101,464)
-----------------------------------------------------------------------------
OUTSTANDING JUNE 30, 2000          4,969,902              $ 30.03
=============================================================================

The "Assumed" line identifies the options the Company assumed in the merger with Commercial Intertech and converted to options to purchase Parker Hannifin common stock. The exercise prices of the assumed options range from $11.53 to $49.75 after conversion into equivalent exercise prices of Parker Hannifin common stock. All other terms of the assumed options were unchanged.

                                   Page 13-30

The range of exercise prices and the remaining contractual life of options as of June 30, 2000 were:

------------------------------------------------------------------------------
Range of exercise prices                 $11-$22    $24-$38    $41-$50
------------------------------------------------------------------------------
Options outstanding:
   Outstanding as of June 30, 2000     1,214,897  2,479,364  1,275,641
   Weighted-average remaining
      contractual life                   3.5 yrs    7.3 yrs    8.7 yrs
   Weighted-average exercise price       $ 16.46    $ 29.29    $ 44.46

Options exercisable:
   Outstanding as of June 30, 2000     1,214,897  2,008,023    260,151
   Weighted-average remaining
      contractual life                   3.5 yrs    7.1 yrs    7.0 yrs
   Weighted-average exercise price       $ 16.46    $ 28.75    $ 42.84
------------------------------------------------------------------------------

RESTRICTED STOCK -- Restricted stock was issued, under the Company's 1993 Stock Incentive Program, to certain key employees under the Company's 1997-98-99, 1996-97-98 and 1995-96-97 Long Term Incentive Plans (LTIP). Value of the payments was set at the market value of the Company's common stock on the date of issuance. Shares were earned and awarded, and an estimated value was accrued, based upon attainment of criteria specified in the LTIP over the cumulative years of each 3-year Plan. Plan participants are entitled to cash dividends and to vote their respective shares, but the shares are restricted as to transferability for three years following issuance.

Restricted Shares for LTIP Plan         2000       1999       1998
------------------------------------------------------------------------------

Number of shares issued                8,023     15,774     39,619
Per share value on date of issuance  $ 42.04    $ 40.53    $ 40.00
Total value                          $   337    $   639    $ 1,585
------------------------------------------------------------------------------

Under the Company's 1998-99-00 LTIP, a payout of 26,976 shares of restricted stock, from the Company's 1993 Stock Incentive Program, will be issued to certain key employees in 2001. The balance of the 1998-99-00 LTIP payout will be made as deferred cash compensation, as individually elected by the participants. The total payout, valued at $4,043, has been accrued over the three years of the plan.

In addition, non-employee members of the Board of Directors have been given the opportunity to receive all or a portion of their fees in the form of restricted stock. These shares vest ratably, on an annual basis, over the term of office of the director. In 2000, 1999 and 1998, 6,012, 5,867 and 4,558 shares were issued, respectively, in lieu of directors' fees.

NON-EMPLOYEE DIRECTORS' STOCK OPTIONS -- In August 1996, the Company adopted a stock option plan for non-employee directors to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the date the options are granted. Outstanding options are exercisable either one or two years after the date of grant and expire no more than ten years after grant.

A summary of the status and changes of shares subject to options and the related average price per share follows:

                              Shares Subject      Average Option
                                  To Options     Price Per Share
------------------------------------------------------------------------------
Outstanding June 30, 1998             21,000              $ 31.97
   Granted                             8,000                31.38
------------------------------------------------------------------------------
Outstanding June 30, 1999             29,000              $ 31.81
==============================================================================
   GRANTED                             7,650                45.00
   EXERCISED                          (3,250)               30.95
   CANCELED                           (2,250)
------------------------------------------------------------------------------
OUTSTANDING JUNE 30, 2000             31,150              $ 35.21
==============================================================================

As of June 30, 2000, 23,500 options were exercisable and 336,850 shares were available for grant.

                                   Page 13-31

At June 30, 2000, the Company had 8,301,411 common shares reserved for issuance in connection with its stock incentive plans.

NOTE 12
SHAREHOLDERS' PROTECTION RIGHTS AGREEMENT

The Board of Directors of the Company declared a dividend of one Right for each share of Common Stock outstanding on February 17, 1997 in relation to the Company's Shareholder Protection Rights Agreement. As of June 30, 2000, 116,387,708 shares of Common Stock were reserved for issuance under this Agreement. Under certain conditions involving acquisition of or an offer for 15 percent or more of the Company's Common Stock, all holders of Rights, except an acquiring entity, would be entitled to purchase, at an exercise price of $100, a value of $200 of Common Stock of the Company or an acquiring entity, or at the option of the Board, to exchange each Right for one share of Common Stock. The Rights remain in existence until February 17, 2007, unless earlier redeemed (at one cent per Right), exercised or exchanged under the terms of the agreement. In the event of an unfriendly business combination attempt, the Rights will cause substantial dilution to the person attempting the merger. The Rights should not interfere with any merger or other business combination that is in the best interest of the Company and its shareholders since the Rights may be redeemed.

NOTE 13
RESEARCH AND DEVELOPMENT

Research and development costs amounted to $89,059 in 2000, $86,953 in 1999, and $83,117 in 1998. Customer reimbursements included in the total cost for each of the respective years were $16,409, $15,239 and $15,753. Costs include those costs related to independent research and development as well as customer reimbursed and unreimbursed development programs.

NOTE 14
CONTINGENCIES

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

As of June 30, 2000, the Company has a reserve of $6,910 for environmental matters which are probable and reasonably estimable. This reserve is recorded based upon the best estimate of net costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities, the amount of the Company's liability in proportion to other responsible parties and any recoveries receivable. This reserve is net of $415 for discounting, at a 7.5% annual rate, a portion of the costs at six locations for established treatment procedures required over periods ranging from three to 10 years. The Company also has an account receivable of $490 for anticipated insurance recoveries.

                                   Page 13-32

The Company's estimated total liability for the above mentioned sites ranges from a minimum of $6,913 to a maximum of $23,698. The actual costs to be incurred by the Company will be dependent on final delineation of contamination, final determination of remedial action required, negotiations with federal and state agencies with respect to cleanup levels, changes in regulatory requirements, innovations in investigatory and remedial technology, effectiveness of remedial technologies employed, the ultimate ability to pay of the other responsible parties, and any insurance recoveries.

NOTE 15
SUBSEQUENT EVENT

On July 21, 2000 the Company completed its purchase of Wynn's International (Wynn's), for a cash purchase price of approximately $420 million plus the retirement of approximately $44 million of Wynn's debt. The purchase price was financed by commercial paper borrowings and a short-term $250 million revolving line of credit that was obtained to finance the Wynn's acquisition. It is anticipated that the borrowings in connection with the Wynn's acquisition will be repaid from internally generated funds and/or refinanced on a long-term basis in the private or public markets. Wynn's is a leading manufacturer of precision-engineered sealing media for the automotive, heavy-duty truck and aerospace markets and has annualized calendar year 2000 sales of approximately $573 million. The acquisition will be accounted for by the purchase method.

NOTE 16
QUARTERLY INFORMATION (Unaudited)

2000 (a)                           1st             2nd              3rd            4th               Total
----------------------------------------------------------------------------------------------------------
Net sales                   $1,242,293      $1,239,207       $1,393,659     $1,480,178          $5,355,337
Gross profit                   265,672         267,909          319,526        345,661           1,198,768
Net income                      73,594          74,963          106,703        112,972             368,232
Diluted earnings
   per share                       .67             .68              .97            .99                3.31
==========================================================================================================

1999                               1st             2nd              3rd            4th               Total
----------------------------------------------------------------------------------------------------------
Net sales                   $1,218,724      $1,199,021       $1,255,789     $1,285,266          $4,958,800
Gross profit                   271,417         255,854          266,652        295,507           1,089,430
Net income                      78,117          63,532           76,511         92,341             310,501
Diluted earnings
   per share                       .71             .58              .70            .84                2.83
==========================================================================================================

(a) Results for the first quarter include a charge of $8,555 ($5,560 after-tax or $.05 per share) related to business realignment costs and a non-cash impairment loss of $4,875 ($3,169 after-tax or $.03 per share) related to certain long-lived assets.

                                   Page 13-33

NOTE 17
STOCK PRICES AND DIVIDENDS (Unaudited)

(IN DOLLARS)               1ST            2ND           3RD           4TH          FULL YEAR
--------------------------------------------------------------------------------------------
2000      High       $  48-1/8      $ 51-7/16     $      54     $ 48-5/16          $      54
          Low           43-1/8        41-3/16      33-15/16        34-1/4           33-15/16
          Dividends       .170           .170          .170          .170               .680
============================================================================================
1999      High       $  38-3/4      $ 38-5/16     $  39-3/4     $  50-1/2          $  50-1/2
          Low          26-9/16             27        29-1/2            34            26-9/16
          Dividends       .150           .150          .170          .170               .640
--------------------------------------------------------------------------------------------
1998      High       $  48-7/8      $  51-1/4     $  52-5/8     $  52-3/8          $  52-5/8
          Low           39-1/4       39-13/16        41-1/2      36-15/16           36-15/16
          Dividends       .150           .150          .150          .150               .600
--------------------------------------------------------------------------------------------
Common Stock Listing:  New York Stock Exchange, Stock Symbol PH

                                   Page 13-34

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

Management is also responsible for maintaining an internal control system designed to provide reasonable assurance at reasonable cost that assets are safeguarded against loss or unauthorized use and that financial records are adequate and can be relied upon to produce financial statements in accordance with accounting principles generally accepted in the United States. The system is supported by written policies and guidelines, by careful selection and training of financial management personnel and by an internal audit staff which coordinates its activities with the Company's independent accountants. To foster a strong ethical climate, the Parker Hannifin Code of Ethics is publicized throughout the Company. This addresses, among other things, compliance with all laws and accuracy and integrity of books and records. The Company maintains a systematic program to assess compliance.

PricewaterhouseCoopers LLP, independent accountants, is retained to conduct an audit of Parker Hannifin's consolidated financial statements in accordance with auditing standards generally accepted in the United States and to provide an independent assessment that helps ensure fair presentation of the Company's consolidated financial position, results of operations and cash flows.

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

/s/ Duane E. Collins                                 /s/ Michael J. Hiemstra

Duane E. Collins                                     Michael J. Hiemstra
Chairman of the Board and                            Vice President -
Chief Executive Officer                              Finance and Administration
                                                     and Chief Financial Officer

                                   Page 13-35

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors
Parker Hannifin Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of income, comprehensive income and cash flows present fairly, in all material respects, the financial position of Parker Hannifin Corporation and its subsidiaries at June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Cleveland, Ohio
July 28, 2000

                                   Page 13-36

FIVE-YEAR FINANCIAL SUMMARY

(Amounts in thousands, except per share information)     2000         1999        1998 (a)        1997         1996
--------------------------------------------------------------------------------------------------------------------
Net sales                                           $  5,355,337 $  4,958,800 $ 4,633,023 $  4,091,081 $  3,586,448
Cost of sales                                          4,156,569    3,869,370   3,550,992    3,152,988    2,756,343
Selling, general and administrative expenses             575,906      550,681     532,134      475,180      425,449
Interest expense                                          59,183       63,697      52,787       46,659       36,667
Income taxes                                             193,955      167,193     180,762      150,828      134,812
Income - continuing operations                           368,232      310,501     323,226      274,039      239,667
Net income                                               368,232      310,501     319,551      274,039      239,667
Basic earnings per share - continuing operations            3.34         2.85        2.91         2.46         2.15
Diluted earnings per share - continuing operations          3.31         2.83        2.88         2.44         2.14
Basic earnings per share                                    3.34         2.85        2.88         2.46         2.15
Diluted earnings per share                          $       3.31 $       2.83 $      2.85 $       2.44 $       2.14
Average number of shares outstanding - Basic             110,331      108,800     110,869      111,602      111,261
Average number of shares outstanding - Diluted           111,245      109,679     111,959      112,518      112,189
Cash dividends per share                            $       .680 $       .640 $      .600 $       .506 $       .480
Net income as a percent of net sales                        6.9%         6.3%        6.9%         6.7%         6.7%
Return on average assets                                    8.8%         8.6%        9.8%         9.3%         9.2%
Return on average equity                                   17.7%        17.6%       19.8%        18.7%        18.6%
--------------------------------------------------------------------------------------------------------------------
Book value per share                                $      21.22 $      17.03 $     15.32 $      13.87 $      12.42
Working capital                                     $    966,810 $  1,020,171 $   791,305 $    783,550 $    635,242
Ratio of current assets to current liabilities               1.8          2.4         1.8          2.1          1.8
Plant and equipment, net                            $  1,340,915 $  1,200,869 $ 1,135,225 $  1,020,743 $    991,777
Total assets                                           4,646,299    3,705,888   3,524,821    2,998,946    2,887,124
Long-term debt                                           701,762      724,757     512,943      432,885      439,797
Shareholders' equity                                $  2,309,458 $  1,853,862 $ 1,683,450 $  1,547,301 $  1,383,958
Debt to debt-equity percent                                31.0%        29.8%       31.6%        24.5%        30.7%
--------------------------------------------------------------------------------------------------------------------
Depreciation                                        $    167,356 $    164,577 $   153,633 $    146,253 $    126,544
Capital expenditures                                $    230,482 $    230,122 $   236,945 $    189,201 $    201,693
Number of employees                                       43,895       38,928      39,873       34,927       33,289
Number of shareholders                                    47,671       39,380      44,250       43,014       35,403
Number of shares outstanding at year-end                 113,707      108,846     109,873      111,527      111,438
--------------------------------------------------------------------------------------------------------------------



(a)  Includes an extraordinary item for the early retirement of debt.

                                   Page 13-37