Form 10-K, Exhibit 13
period 2001-06-30
PARKER HANNIFIN CORP
filed 2001-09-27
CIK 76334

Exhibit (13) * to Report
On Form 10-K for Fiscal
Year Ended June 30, 2001
By Parker-Hannifin Corporation

Excerpts from Annual Report to Shareholders for the fiscal year ended June 30, 2001.

*Numbered in accordance with Item 601 of Regulation S-K.

Forward-Looking Statements

This Annual Report and other written reports and oral statements made from time to time by the Company may contain "forward-looking statements", all of which are subject to risks and uncertainties. All statements which address operating performance, events or developments that the Company expects or anticipates to occur in the future, including statements relating to growth, operating margin performance, earnings per share or statements expressing general opinions about future operating results or the markets in which the Company does business, are forward-looking statements.

These forward-looking statements rely on a number of assumptions concerning future events, and are subject to a number of uncertainties and other factors, many of which are outside the Company's control, that could cause actual results to differ materially from such statements. Such factors include:

continuity of business relationships with and purchases by major customers, including, delays or cancellations in shipments, ability of suppliers to provide materials as needed,
uncertainties surrounding timing, successful completion or integration of acquisitions, competitive market conditions and resulting effects on sales and pricing, increases in material and other production costs which cannot be recovered in product pricing, difficulties in introducing new products and entering new markets, and uncertainties surrounding the global economy and global market conditions, interest rate levels and the potential devaluation of currencies.

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

Net Sales of $5.98 billion for 2001 were 11.0 percent higher than the $5.39 billion for 2000. Acquisitions completed in 2001 accounted for all of the increase. Without acquisitions, the North American Industrial operations experienced lower demand within most of their markets, particularly in heavy-duty trucks, factory automation and machine tools. The Aerospace operations experienced an increase in demand for regional jets as well as an increase in commercial aircraft build rates. The Industrial International operations experienced higher volume across all businesses in Europe, Latin America and the Asia Pacific region. Currency rate changes reduced volume increases within the Industrial International operations by $144.0 million.

Net Sales of $5.39 billion for 2000 were 8.0 percent higher than the $4.99 billion for 1999. Acquisitions completed in 2000 accounted for approximately two-fifths of this increase. The North American Industrial operations experienced higher demand within most of their markets, particularly in semiconductor manufacturing and telecommunications. The Aerospace operations experienced a slowdown in commercial aircraft build rates which was mitigated by an increase in demand for regional jets. The Industrial International operations were adversely affected by a struggling economy in Europe and Latin America in the first half of the year while higher volume was achieved in the Asia Pacific region. Currency rate changes reduced volume increases within the International operations by $104.9 million.

The Company expects the North American Industrial operations to experience low sales volume through the first half of fiscal 2002 with some improvement anticipated in the second half of fiscal 2002. The European and Latin American markets are anticipated to continue to grow while the Company expects to carry on its efforts to expand its presence in the Asia Pacific region. The Aerospace operations expect the regional jet market and commercial aviation OEM business to continue to grow but the rate of growth may moderate. The defense business is projected to remain relatively constant.

Gross profit margin was 20.9 percent in 2001 compared to 22.3 percent in 2000 and 21.8 percent in 1999. The lower margins in 2001 reflect lower volume experienced in the North American Industrial operations, offset by strength experienced in the Aerospace operations, as well as the effect of business realignment charges (see pages 13-8 to 13-10 for further discussion).

The increased margins in 2000 reflected higher volume experienced in the North American Industrial operations, offset by weakness experienced in the International Industrial operations as well as the effect of business realignment charges.

Page 13-2

Selling, general and administrative expenses as a percent of sales increased to 11.4 percent, from 10.7 percent in 2000, and 11.0 percent in 1999. The increase in 2001 is the result of higher goodwill amortization as well as business realignment charges recorded in 2001 (see Note 3 on pages 13-22 and 13-23 for further discussion).

Interest expense increased by $31.2 million in 2001 after a decrease of $4.5 million in 2000. The increase in 2001 was due to increased borrowings to complete acquisitions. The decrease in 2000 was due to a lower average level of debt outstanding throughout the year as compared to 1999.

Interest and other (income), net was $4.8 million in 2001 compared to $4.1 million in 2000 and $5.1 million in 1999. Fiscal 2001 includes a $3.7 million gain on the sale of marketable equity securities and $3.0 million of business realignment charges. Fiscal 1999 included $1.7 million in interest income related to an IRS refund.

(Gain) loss on disposal of assets was a $47.7 million gain in 2001, a $5.6 million loss in 2000 and a $2.4 million loss in 1999. The gain in 2001 includes a gain on the sale of real property offset by certain asset impairments (see Note 3 on pages 13-22 and 13-23 for further discussion). The loss in 2000 includes $8.4 million of business realignment charges offset by $6.4 million of income realized on the sale of real property.

Income taxes increased to an effective rate of 35.5 percent in 2001, compared to 34.5 percent in 2000 and 35.0 percent in 1999. The increase in the rate from 2000 to 2001 was primarily the result of the nondeductibility of goodwill acquired in recent acquisitions. The decrease in the rate from 1999 to 2000 was primarily the result of the utilization of foreign operating loss carryforwards and lower foreign taxes.

Extraordinary item – extinguishment of debt – In February 2001 the Company called for redemption all of its outstanding $100 million, 9.75 percent debentures due 2002-2021.

Net income of $340.8 million for 2001 was 7.5 percent lower than 2000. Net income of $368.2 million for 2000 was 18.6 percent higher than 1999. Net income as a percentage of sales was 5.7 percent in 2001, compared to 6.8 percent in 2000 and 6.2 percent in 1999.

Recently issued accounting pronouncements – In July 2001 the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for by the purchase method and SFAS No. 142 provides that goodwill should not be amortized but instead be tested for impairment annually. The Company adopted SFAS No. 141 and SFAS No. 142 as of July 1, 2001. The effect of the adoption of the new Standards is estimated to result in an increase in Net income in 2002 of approximately $51 million or $.44 per share.

Page 13-3

Discussion of Balance Sheet

The Consolidated Balance Sheet shows the Company's financial position at year end, compared with the previous year end. This statement provides information to assist in assessing factors such as the Company's liquidity and financial resources. All year references are to fiscal years.

The effect of currency rate changes during the year caused a $89.7 million decrease in Shareholders' equity. These rate changes also caused significant decreases in accounts receivable, inventories, goodwill, plant and equipment, accounts payable and various accrual accounts.

    Working capital and the current ratio were as follows:

Working Capital (millions)	2001	2000

Current Assets	$ 2,196	$ 2,153
Current Liabilities	1,413	1,186
Working Capital	783	967
Current Ratio	1.6	1.8

Accounts receivable are primarily receivables due from customers for sales of product ($810.7 million at June 30, 2001, compared to $777.1 million at June 30, 2000). The current year increase in accounts receivable is primarily due to acquisitions, partially offset by a decrease in volume experienced during the second half of 2001 in the Industrial operations. Days sales outstanding for the Company increased to 49 days in 2001 from 45 days in 2000. The increase in the allowance for doubtful accounts in 2001 is primarily due to receivables obtained through acquisitions.

Inventories increased to $1,008.9 million at June 30, 2001, compared to $974.2 million a year ago. The increase was primarily due to acquisitions. Months supply of inventory on hand increased slightly from 2000.

Net assets held for sale in 2001 represents the estimated net cash proceeds and estimated net earnings during the holding period of the metal forming business, which was acquired as part of the Commercial Intertech transaction and the specialty chemical and warranty businesses, which were acquired as part of the Wynn's transaction. In 2000, net assets held for sale also included the building systems business, which was acquired as part of the Commercial Intertech transaction. The net assets of this business are now included in their respective separate line items of the balance sheet. At June 30, 2001 the Company was in the process of completing the divestiture of the metal forming business.

Plant and equipment, net of accumulated depreciation, increased $207.8 million in 2001 as a result of acquisitions and capital expenditures which exceeded annual depreciation.

Investments and other assets increased $56.7 million in 2001 primarily as a result of increases in qualified benefit plan assets.

Excess cost of investments over net assets acquired increased $382.9 million in 2001 as a result of acquisitions, partially offset by current year amortization. Effective July 1, 2001 the Company adopted SFAS No. 142 and therefore further amortization of goodwill has been discontinued.

Page 13-4

Notes payable and long-term debt payable within one year increased $211.2 million primarily due to an increase in commercial paper borrowings which were used to fund acquisitions and the redemption of $100 million, 9.75 percent debentures due 2002-2021.

Accounts payable, trade decreased $4.9 million in 2001 primarily due to lower balances in the North American Industrial operations due to lower production levels, partially offset by acquisitions.

Accrued domestic and foreign taxes decreased to $61.9 million in 2001 from $84.2 million in 2000 primarily due to the utilization of net operating loss carryforwards and tax credits from acquisitions, as well as lower taxable income in 2001.

Other accrued liabilities increased $39.1 million in 2001 primarily due to acquisitions, as well as an increase in accruals for business realignment charges.

Long-term debt increased $155.3 million in 2001 compared to 2000. See the Cash Flows From Financing Activities section on page 13-7 for further discussion.

The Company's goal is to maintain no less than an "A" rating on senior debt to ensure availability and reasonable cost of external funds. To meet this objective, the Company has established a financial goal of maintaining a ratio of debt to debt-equity of 34 to 37 percent.

Debt to Debt-Equity Ratio (millions)	2001	2000

Debt	$ 1,404	$ 1,037
Debt & Equity	3,932	3,347
Ratio	35.7%	31.0%

Excluding the effect of the ESOP loan guarantee on both Long-term debt and Shareholders' equity, the debt to debt-equity ratio at June 30, 2001 was 33.5 percent.

In fiscal 2002 additional borrowings are not anticipated for the stock repurchase program, capital investments, or for working capital purposes.

Pensions and other postretirement benefits increased 6.3 percent in 2001. These costs are explained further in Note 9 to the Consolidated Financial Statements.

Other liabilities increased to $88.3 million in 2001 from $71.1 million in 2000 primarily due to increases in deferred compensation plans.

Common stock in treasury decreased to $3.9 million in 2001 from $8.4 million in 2000.

Quantitative and Qualitative Disclosures About Market Risk – The Company enters into forward exchange contracts, costless collar contracts and cross-currency swap agreements to reduce its exposure to fluctuations in related foreign currencies. The total value of open contracts and any risk to the Company as a result of these arrangements as well as the market risk of changes in near term interest rates is not material to the Company's financial position, liquidity or results of operations. See the Significant Accounting Policies footnote on pages 13-21 for further discussion.

Page 13-5

Discussion of Cash Flows

The Consolidated Statement of Cash Flows reflects cash inflows and outflows from the Company's operating, investing and financing activities. All year references are to fiscal years.

Cash and cash equivalents decreased $44.9 million in 2001 after increasing $35.2 million in 2000.

Cash Flows From Operating Activities – The Company's largest source of cash continues to be net cash provided by operating activities. Net cash provided by operating activities in 2001 was $532.2 million compared to $538.0 million in 2000. This decrease was principally due to Accounts payable using cash of $43.7 million in 2001 compared to providing cash of $21.8 million in 2000. Accrued domestic and foreign taxes used cash of $6.1 million in 2001 after providing cash of $30.1 million in 2000. Net income in 2001 decreased $27.4 million compared to 2000, and accrued payrolls and other compensation used cash of $13.6 million in 2001 compared to providing cash of $8.0 million in 2000. In addition, cash provided by operating activities excluded a (Gain) on sale of plant and equipment of $55.9 million in 2001 compared to $5.3 million in 2000. These uses of cash in 2001 were partially offset by non-cash expenses of Depreciation and Amortization, which increased $58.1 million in 2001 compared to 2000. Deferred income taxes increased $32.5 million in 2001 as opposed to decreasing $11.9 million in 2000. Net assets held for sale provided cash of $43.1 million in 2001 after having no impact in 2000, and Accounts receivable used cash of $6.7 million in 2001 after using cash of $42.4 million in 2000.

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

Cash Flows From Investing Activities – Net cash used in investing activities was $240.1 million higher in 2001 than 2000, due to an increase in the amount spent on Acquisitions of $232.2 million and an increase in the amount spent on Capital expenditures of $104.3 million in 2001, partially offset by an increase of $58.0 million in proceeds received from the sale of plant and equipment in 2001.

Net cash used in investing activities was $266.7 million higher in 2000 than 1999, primarily due to Acquisitions using $261.1 million more cash in 2000, partially offset by an increase of $25.7 million in proceeds received from the sale of plant and equipment in 2000. Included in Other is an increase in cash used for equity investments in 2000.

To complete Acquisitions the Company utilized cash of $583.3 million in 2001; $351.0 million of cash and the issuance of common stock valued at $184.3 million in 2000; and cash of $89.9 million in 1999. The net assets of the acquired companies at their respective acquisition dates consisted of the following:

Page 13-6

(in thousands)	2001	2000	1999

Assets acquired:
Accounts receivable	$ 87,514	$ 72,651	$ 16,529
Inventories	67,904	90,319	16,173
Prepaid expenses	11,730	2,329	2,509
Assets held for sale	84,640	164,000
Deferred income taxes	10,029	27,814
Plant & equipment	141,411	119,889	17,686
Other assets	12,072	246,915	3,783
Excess cost of investments over net assets acquired	383,878	158,230	84,589

	799,178	882,147	141,269

Liabilities and equity assumed:
Notes payable	20,926	2,433	10,433
Accounts payable	36,545	41,315	10,105
Accrued payrolls	20,587	18,345	6,828
Accrued taxes	(5,463)	102,473	(646)
Other accrued liabilities	72,150	56,432	3,535
Long-term debt	53,823	107,195	20,090
Pensions and other postretirement benefits	2,483	22,964	471
Deferred income taxes	13,027
Other liabilities	1,846		588
Unearned compensation		(4,285)

	215,924	346,872	51,404

Net assets acquired	$583,254	$535,275	$ 89,865

Cash Flows From Financing Activities – In 2001 the Company increased its outstanding borrowings by a net total of $308.1 million primarily to fund acquisitions. The majority of the funding was through the issuance of EUR 300 million ($257.2 million on the date of issuance) of five-year Euro Notes in the European debt capital market. Additional funds were obtained through the issuance of commercial paper.

In 2000 the Company increased its outstanding borrowings by a net total of $154.6 million primarily to fund acquisitions. The majority of the funding occurred in the second half of 2000 and was accomplished through the issuance of commercial paper.

Common share activity in 2001 primarily includes the exercise of stock options. During 2001 the Company did not purchase any shares of its common stock for treasury.

Dividends have been paid for 204 consecutive quarters, including a yearly increase in dividends for the last 45 fiscal years. The current annual dividend rate is $.72 per share.

In summary, based upon the Company's past performance and current expectations, management believes the cash flows generated from future operating activities should provide adequate funds to support internal growth and continued improvements in the Company's manufacturing facilities and equipment. The Company's worldwide financial capabilities may be used to support planned growth as needed.

Page 13-7

Discussion of Business Segment Information

The Business Segment Information presents sales, operating income and assets on a basis that is consistent with the manner in which the Company's various businesses are managed for internal review and decision-making. All year references are to fiscal years. Certain prior period amounts have been reclassified to conform to the current year presentation.

Industrial Segment
	2001	2000	1999

Operating income as a percent of sales	9.8%	12.7%	11.3%
Return on average assets	12.9%	17.7%	16.0%

Sales for the Industrial North American operations increased to $2.94 billion in 2001, 18.3 percent over 2000, following an increase in 2000 of 16.8 percent over 1999. Acquisitions accounted for all of the 2001 increase and one-third of the increase in 2000. Sales in 2001 reflect lower demand within most of the Industrial North American markets, particularly in the heavy-duty truck, agriculture, factory automation and machine tool markets. However, some overall growth was experienced in the semiconductor manufacturing, oil and gas and petrochemical markets. Sales in 2000 reflected higher volume across all businesses, particularly in the semiconductor manufacturing and telecommunications markets.

International Industrial sales increased to $1.28 billion, 8.5 percent over 2000. Acquisitions accounted for all of the 2001 increase. Without the impact of changes in currency rates, sales for 2001 increased 20.7 percent, mostly attributable to higher volume in Europe, the Asia Pacific region and Latin America. The higher volume was experienced across virtually all of the International Industrial businesses. International Industrial sales of $1.18 billion in 2000 represented a 2.2 percent increase from 1999, all of which was attributable to acquisitions. Without the impact of changes in currency rates, sales for 2000 increased 11.4 percent, mostly attributable to higher volume in the Asia Pacific region as well as higher market demand in Europe and Latin America in the latter part of 2000.

Industrial North American operating income decreased 14.9 percent in 2001 after an increase of 31.0 percent in 2000. Operating income in 2001 includes $13.2 million in business realignment charges taken in response to the economic downturn experienced during the current year. Excluding this charge, Income from operations as a percent of sales was 11.4 percent in 2001 compared to 15.3 percent in 2000 and 13.6 percent in 1999. Margins in 2001 were adversely affected by lower demand, which resulted in the underabsorption of overhead costs as well as pricing pressure experienced throughout most of the North American Industrial markets. Recent acquisitions, not yet fully integrated, also negatively impacted margins. Raw material prices decreased during the year.

International operating income increased 9.8 percent in 2001 after an increase of 4.8 percent in 2000. Operating income in 2001 and 2000 includes $5.9 million and $9.0 million, respectively in business realignment charges that were taken to appropriately structure the European operations. Excluding these charges, income as a percent of sales in 2001 was 7.7 percent compared to 7.9 percent in 2000 and 7.0 percent in 1999. The lower margins in 2001 were the result of the higher volume and better capacity utilization experienced across most International businesses being more than offset by lower margins contributed by recent acquisitions, not yet fully integrated. Margins in 2000 benefited from higher volume in the Asia Pacific region and improved market conditions in Latin America as well as improved European market demand in the second half of 2000.

A significant downward trend in order rates in the Industrial Segment was experienced in the second half of 2001 with orders in virtually all markets continuing on the downswing heading into 2002. Order entry levels in North America are anticipated to remain soft in the first half of 2002 with an improvement in the level of orders anticipated to begin in the second half of 2002. Industrial European operations are anticipated to feel the effect of the North American economic downturn in 2002 but the benefits of the business realignment charges are expected to mitigate some of the negative effects. The Asia Pacific region and Latin American operations are expected to continue to improve as the Company continues to expand its operations into these markets.

Page 13-8

Backlog for the Industrial Segment was $667.9 million at June 30, 2001, compared to $650.8 million at the end of 2000 and $461.7 million at the end of 1999. The modest increase in backlog is attributable to acquisitions partially offset by lower order rates experienced across most Industrial markets in the second half of 2001. The higher backlog in 2000 was due to strong order rates across all markets as well as acquisitions.

Assets for the Industrial Segment increased 22.1 percent in 2001 after an increase of 23.1 percent in 2000. The increase in 2001 and 2000 is primarily due to acquisitions partially offset by the effect of currency fluctuations. In both years net plant and equipment increased due to capital expenditures exceeding depreciation.

Aerospace Segment
	2001	2000	1999

Operating income as a percent of sales	18.2%	15.4%	15.4%
Return on average assets	30.8%	23.4%	23.1%

Sales increased 5.9 percent in 2001 after a decrease of 1.2 percent in 2000. The higher sales resulted from the continued increase in regional jet build rates and maintenance, repair and overhaul business as well as an increase in commercial aircraft builds. The decline in 2000 was due to a decline in commercial aircraft builds.

Operating income was $218.9 million in 2001, $175.7 million in 2000 and $177.2 million in 1999. Operating income in 2000 included $4.4 million in business realignment charges that were taken in response to the decline in commercial aircraft orders. Operating income in 2001, as a percent of sales, was 18.2 percent compared to 15.8 percent in 2000, excluding the charge, and 15.4 percent in 1999. The increase in margins in 2001 resulted from a higher mix of aftermarket business as well as an increase in OEM volume. The 2000 decline in margins resulted from lower volume, which resulted in lower capacity utilization.

Backlog at June 30, 2001 was $1.21 billion compared to $1.05 billion in 2000 and $1.08 billion in 1999. The higher backlog in 2001 reflects the increase in commercial aircraft build rates and orders in the regional jet market. This trend in order rates is expected to continue in 2002, however the rate of the increase is expected to moderate.

Assets remained the same as the 2000 level after a 10.0 percent decline in 2000 from the 1999 level. An increase in net plant and equipment and accounts receivable were offset by a decline in inventory and net goodwill.

Page 13-9

Other Segment
	2001	2000	1999

Operating income as a percent of sales	7.4%	8.0%	8.5%
Return on average assets	11.7%	15.0%	15.4%

The Other Segment consists of several business units which produce motion-control and fluid power system components for use primarily in the transportation industry and a business unit which designs and manufactures custom-engineered buildings.

Sales declined 4.8 percent in 2001 following an increase in 2000 of 5.4 percent from 1999. Sales in 2001 reflect lower demand in the automotive market while the increase in sales in 2000 reflected higher volume in the automotive market. Operating income declined 12.0 percent in 2001 after 2000 operating income remained unchanged from 1999. The decline in operating income in 2001 was attributable to the lower volume and pricing pressure.

Backlog was $109.1 million at June 30, 2001, compared to $100.2 million at the end of 2000 and $85.2 million at the end of 1999.

Assets increased 22.9 percent in 2001 after an increase of 2.3 percent in 2000. Assets in 2001 include those from a business classified as held for sale in 2000.

Corporate assets declined 2.8 percent in 2001 and increased 180.9 percent in 2000. The 2001 and 2000 amounts include assets held for sale as separately identified on the Consolidated Balance Sheet. The increase in 2000 is due to an increase in qualified and non-qualified benefit plan assets including those from acquisitions.

Page 13-10

Consolidated Statement of Income

(Dollars in thousands, except per share amounts) For the years ended June 30,	2001	2000	1999

Net sales	$5,979,604	$5,385,618	$4,986,696
Cost of sales	4,728,156	4,186,850	3,897,266

Gross profit	1,251,448	1,198,768	1,089,430
Selling, general and administrative expenses	679,963	575,906	550,681
Interest expense	90,362	59,183	63,697
Interest and other (income), net	(4,800)	(4,112)	(5,056)
(Gain) loss on disposal of assets	(47,673)	5,604	2,414

Income before income taxes	533,596	562,187	477,694
Income taxes (Note 4)	189,426	193,955	167,193

Income before extraordinary item	344,170	368,232	310,501
Extraordinary item — extinguishment of debt (Note 8)	(3,378)

Net income	$340,792	$368,232	$310,501

Earnings per share (Note 5)
Basic earnings per share before extraordinary item	$3.01	$3.34	$2.85
Extraordinary item — extinguishment of debt	(.03)

Basic earnings per share	$2.98	$3.34	$2.85

Diluted earnings per share before extraordinary item	$2.99	$3.31	$2.83
Extraordinary item — extinguishment of debt	(.03)

Diluted earnings per share	$2.96	$3.31	$2.83

The accompanying notes are an integral part of the financial statements.

Page 13-11

Consolidated Statement of Comprehensive Income

(Dollars in thousands) For the years ended June 30,	2001	2000	1999

Net income	$ 340,792	$ 368,232	$ 310,501
Other comprehensive income (loss), net of taxes:
Foreign currency translation adjustment	(89,659)	(32,600)	(32,832)
Net unrealized gain on marketable equity securities (Note 10)	10,586

Comprehensive income	$ 261,719	$ 335,632	$ 277,669

The accompanying notes are an integral part of the financial statements.

Page 13-12

Consolidated Balance Sheet

(Dollars in thousands) June 30,	2001	2000

Assets
Current Assets
Cash and cash equivalents	$23,565	$68,460
Accounts receivable, less allowance for doubtful accounts
(2001 - $11,110; 2000 - $10,420)	922,325	840,040
Inventories (Notes 1 and 6):
Finished products	495,704	483,017
Work in process	344,861	344,804
Raw materials	168,299	146,375

	1,008,864	974,196
Prepaid expenses	39,486	32,706
Deferred income taxes (Notes 1 and 4)	91,439	73,711
Net assets held for sale (Note 2)	110,683	164,000

Total Current Assets	2,196,362	2,153,113
Plant and equipment (Note 1):
Land and land improvements	152,723	138,394
Buildings and building equipment	753,909	642,770
Machinery and equipment	1,975,996	1,825,889
Construction in progress	123,436	107,197

	3,006,064	2,714,250
Less accumulated depreciation	1,457,376	1,373,335

	1,548,688	1,340,915
Investments and other assets (Note 1)	630,971	574,241
Excess cost of investments over net assets acquired (Note 1)	953,648	570,740
Deferred income taxes (Notes 1 and 4)	7,992	7,290

Total Assets	$5,337,661	$4,646,299

Page 13-13

Liabilities and Shareholders' Equity
Current Liabilities
Notes payable and long-term debt payable within one year (Notes 7 and 8)	$546,502	$335,298
Accounts payable, trade	367,806	372,666
Accrued payrolls and other compensation	173,556	169,837
Accrued domestic and foreign taxes	61,874	84,208
Other accrued liabilities	263,391	224,294

Total Current Liabilities	1,413,129	1,186,303
Long-term debt (Note 8)	857,078	701,762
Pensions and other postretirement benefits (Notes 1 and 9)	318,527	299,741
Deferred income taxes (Notes 1 and 4)	131,708	77,939
Other liabilities	88,304	71,096

Total Liabilities	2,808,746	2,336,841

Shareholders' Equity (Note 10)
Serial preferred stock, $.50 par value, authorized 3,000,000 shares; none issued
Common stock, $.50 par value, authorized 600,000,000 shares;
issued 117,409,197 shares in 2001 and 116,602,195 shares in 2000 at par value	58,705	58,301
Additional capital	346,228	328,938
Retained earnings	2,426,496	2,165,625
Unearned compensation related to ESOP (Note 8)	(96,398)	(110,818)
Deferred compensation related to stock options	2,347	1,304
Accumulated other comprehensive (loss)	(204,531)	(125,458)

	2,532,847	2,317,892
Common stock in treasury at cost; 100,000 shares in 2001 and 214,487 shares in 2000	(3,932)	(8,434)

Total Shareholders' Equity	2,528,915	2,309,458

Total Liabilities and Shareholders' Equity	$5,337,661	$4,646,299

The accompanying notes are an integral part of the financial statements.

Page 13-14

Consolidated Statement of Cash Flows

(Dollars in thousands) For the years ended June 30,	2001	2000	1999

Cash Flows From Operating Activities
Net income	$340,792	$368,232	$310,501
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	200,270	167,356	164,577
Amortization	64,257	39,052	37,469
Deferred income taxes	32,509	(11,867)	5,718
Foreign currency transaction loss (gain)	4,159	5,082	(2,495)
(Gain) loss on sale of plant and equipment	(55,914)	(5,288)	1,886
Net effect of extraordinary loss	3,378	—	—
Changes in assets and liabilities, net of effects from acquisitions and dispositions:
Accounts receivable	(6,725)	(42,386)	(31,396)
Inventories	7,865	17,248	30,606
Prepaid expenses	4,799	(7,881)	2,069
Assets held for sale	43,069
Other assets	(66,376)	(53,105)	(56,957)
Accounts payable, trade	(43,697)	21,792	(33,075)
Accrued payrolls and other compensation	(13,586)	8,021	(21,892)
Accrued domestic and foreign taxes	(6,136)	30,124	22,091
Other accrued liabilities	(10,444)	(7,533)	(3,935)
Pensions and other postretirement benefits	18,501	3,642	13,258
Other liabilities	15,444	5,551	20,672

Net cash provided by operating activities	532,165	538,040	459,097

Cash Flows From Investing Activities
Acquisitions (less cash acquired of $10,143 in 2001, $1,158 in 2000
and $2,609 in 1999)	(583,254)	(351,011)	(89,865)
Capital expenditures	(334,748)	(230,482)	(230,122)
Proceeds from sale of plant and equipment	90,044	32,051	6,382
Other	8,130	(30,267)	548

Net cash (used in) investing activities	(819,828)	(579,709)	(313,057)

Page 13-15

Cash Flows From Financing Activities
Proceeds from common share activity	15,971	1,202	74,076
Proceeds from (payments of) notes payable, net	197,324	272,440	(228,896)
Proceeds from long-term borrowings	304,172	12,600	232,886
(Payments of) long-term borrowings	(193,409)	(130,419)	(152,397)
Dividends paid, net of tax benefit of ESOP shares	(79,921)	(74,963)	(69,461

Net cash provided by (used in) financing activities	244,137	80,860	(143,792)
Effect of exchange rate changes on cash	(1,369)	(4,008)	541

Net (decrease) increase in cash and cash equivalents	(44,895)	35,183	2,789
Cash and cash equivalents at beginning of year	68,460	33,277	30,488

Cash and cash equivalents at end of year	$23,565	$68,460	$33,277

Supplemental Data:
Cash paid during the year for:
Interest, net of capitalized interest	$84,183	$56,341	$62,997
Income taxes	183,546	167,211	129,893
Non-cash investing activities:
Stock issued for acquisitions		184,263
Non-cash financing activities:
Capital lease obligations			7,346
ESOP debt guarantee			112,000

The accompanying notes are an integral part of the financial statements.

Page 13-16

Business Segment Information
By Industry

(Dollars in thousands)	2001	2000	1999

Net sales:
Industrial:
North America	$2,941,697	$2,486,372	$2,127,895
International	1,275,516	1,175,880	1,151,172
Aerospace	1,205,624	1,138,328	1,152,390
Other	556,767	585,038	555,239

	$5,979,604	$5,385,618	$4,986,696

Segment operating income:
Industrial:
North America	$322,786	$379,251	$289,599
International	92,561	84,317	80,489
Aerospace	218,851	175,710	177,213
Other	41,451	47,084	47,416

Total segment operating income	675,649	686,362	594,717
Corporate administration	85,738	58,210	54,176

Income before interest expense and other	589,911	628,152	540,541
Interest expense	90,362	59,183	63,697
Other	(34,047)	6,782	(850)

Income before income taxes	$533,596	$562,187	$477,694

Identifiable assets:
Industrial	$3,528,652	$2,889,895	$2,346,835
Aerospace	710,555	709,731	789,174
Other	390,006	317,462	310,311

	4,629,213	3,917,088	3,446,320
Corporate (a)	708,448	729,211	259,568

	$5,337,661	$4,646,299	$3,705,888

Property additions: (b)
Industrial	$412,042	$307,360	$190,352
Aerospace	37,152	20,720	36,993
Other	14,935	22,291	18,878
Corporate	12,030	-	1,585

	$476,159	$350,371	$247,808

Depreciation:
Industrial	$160,577	$126,377	$124,857
Aerospace	19,729	21,342	19,523
Other	16,262	15,701	16,057
Corporate	3,702	3,936	4,140

	$200,270	$167,356	$164,577

Certain prior year amounts have been reclassified to conform to the current year presentation.
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

(b)	Includes value of net plant and equipment at the date of acquisition of acquired companies accounted for by the purchase method (2001 - $141,411; 2000 - $119,889; 1999 - $17,686).

Page 13-17

By Geographic Area (c)
(Dollars in thousands)	2001	2000	1999

Net sales:
North America	$4,561,217	$4,075,865	$3,704,895
International	1,418,387	1,309,753	1,281,801

	$5,979,604	$5,385,618	$4,986,696

Long-lived assets:
North America	$1,186,834	$969,788	$873,222
International	361,854	371,127	327,647

	$1,548,688	$1,340,915	$1,200,869

(c)	Net sales are attributed to countries based on the location of the selling unit. North America includes the United States, Canada and Mexico. No country other than the United States represents greater than 10% of consolidated sales. Long-lived assets are comprised of property, plant and equipment based on physical location.

Page 13-18

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

Note 1
Significant Accounting Policies

The significant accounting policies followed in the preparation of the accompanying consolidated financial statements are summarized below.

Nature of Operations – The Company is a leading worldwide producer of motion control products, including fluid power systems, electromechanical controls and related components. The Company evaluates performance based on segment operating income before Corporate general and administrative expenses, Interest expense and Income taxes.

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

The Aerospace Segment produces hydraulic, pneumatic and fuel systems and components which are utilized on virtually every domestic commercial, military and general aviation aircraft and also performs a vital role in naval vessels, land-based weapons systems, satellites and space vehicles. This Segment serves original equipment and maintenance, repair and overhaul customers worldwide. Aerospace Segment products are marketed by field sales employees and are sold directly to the manufacturer and to the end user.

The Company also reports an Other Segment consisting of several business units which produce motion-control and fluid power system components for use primarily in the transportation industry and a business unit which designs and manufactures custom-engineered buildings. The products in this segment are marketed primarily through field sales employees and independent distributors.

See the table of Business Segment Information "By Industry" and "By Geographic Area" on pages 13-17 and 13-18 for further disclosure of business segment information.

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

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Consolidation – The consolidated financial statements include the accounts of all domestic and foreign subsidiaries. All material intercompany transactions and profits have been eliminated in the consolidated financial statements. Within the Business Segment Information, intersegment and interarea sales are recorded at fair market value and are immaterial in amount.

Page 13-19

Revenue Recognition – Revenue is recognized when the risks and rewards of ownership and title to the product has transferred to the customer. On December 3, 1999 the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," (SAB 101). SAB 101 reflects the basic principles of revenue recognition in accounting principles generally accepted in the United States of America. No significant changes to the Company's revenue recognition policies were necessary to comply with SAB 101.

In the fourth quarter of 2001 the Company adopted Emerging Issues Task Force (EITF) Issue 00-10, "Accounting for Shipping and Handling Fees and Costs," which requires amounts billed to customers for shipping and handling to be included as a component of sales. The Company restated its Net sales for the first three quarters of 2001 and total year Net sales for 2000 and 1999, resulting in an increase in both Net sales and Cost of sales of $23,164, $30,281 and $27,896, respectively.

Cash – Cash equivalents consist of short-term highly liquid investments, with a three-month or less maturity, carried at cost plus accrued interest, which are readily convertible into cash.

Inventories – Inventories are stated at the lower of cost or market. The majority of domestic inventories are valued by the last-in, first-out method and the balance of the Company's inventories are valued by the first-in, first-out method.

Long-term Contracts – The Company enters into long-term contracts for the production of aerospace products and the manufacture of custom-engineered buildings. For financial statement purposes, sales are recorded as deliveries are made (units of delivery method of percentage-of-completion). Unbilled costs on these contracts are included in inventory. Progress payments are netted against the inventory balances. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Plant, Equipment and Depreciation – Plant and equipment are recorded at cost and are depreciated principally using the straight-line method for financial reporting purposes. Depreciation rates are based on estimated useful lives of the assets, generally 40 years for buildings; 15 years for land improvements and building equipment; 10 years for machinery; and seven years for equipment. Improvements which extend the useful life of property are capitalized, and maintenance and repairs are expensed. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in current income.

Investments and Other Assets – Investments in joint-venture companies in which ownership is 50% or less and in which the Company does not have operating control are stated at cost plus the Company's equity in undistributed earnings. These investments and the related earnings are not material to the consolidated financial statements.

Excess Cost of Investments – The excess cost of investments over net assets acquired is being amortized, on a straight-line basis, over periods ranging from 15 years to 40 years. Unamortized cost in excess of associated expected operating cash flows is considered to be impaired and is written down to fair value. The Financial Accounting Standards Board (FASB) has issued SFAS No. 142, "Goodwill and Other Intangible Assets." This Standard provides that goodwill should not be amortized but instead be tested for impairment annually at the reporting unit level. The Company adopted the new Standard as of July 1, 2001 and therefore ceased amortizing goodwill as of that date. The effect of the new Standard is estimated to result in an increase in Net income in 2002 of approximately $51 million or $.44 per share. The Company currently does not anticipate recognizing a charge for impairment of existing goodwill as a result of the transitional goodwill impairment test required to be performed within six months of adopting SFAS No. 142.

Income Taxes – Income taxes are provided based upon income for financial reporting purposes. Deferred income taxes arise from temporary differences in the recognition of income and expense for tax purposes. Tax credits and similar tax incentives are applied to reduce the provision for income taxes in the year in which the credits arise.

Page 13-20

Foreign Currency Translation – Assets and liabilities of most foreign subsidiaries are translated at current exchange rates, and income and expenses are translated using weighted average exchange rates. The effects of these translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in the Accumulated other comprehensive (loss) component of Shareholders' equity. Such adjustments will affect Net income only upon sale or liquidation of the underlying foreign investments, which is not contemplated at this time. Exchange gains and losses from transactions in a currency other than the local currency of the entity involved, and translation adjustments in countries with highly inflationary economies, are included in Net income.

Financial Instruments – The Company's financial instruments consist primarily of investments in cash, cash equivalents and long-term investments as well as obligations under notes payable and long-term debt. The carrying values for Cash and cash equivalents, Investments and other assets and Notes payable approximate fair value.

The Company enters into forward exchange contracts (forward contracts), costless collar contracts, and cross-currency swap agreements to reduce its exposure to fluctuations in related foreign currencies. These contracts are with major financial institutions and the risk of loss is considered remote. The Company does not hold or issue derivative financial instruments for trading purposes. Effective July 1, 2000 the Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Due to the immaterial amount of derivative and hedging activity within the Company, the effect of adopting SFAS No. 133 on the Company's results of operations and financial position was immaterial.

Gains or losses on forward contracts that hedge specific transactions are recognized in Net income, offsetting the underlying foreign currency gains or losses. Gains or losses on costless collar contracts are recognized in Net income when the spot rate of the contract falls outside the collar range.

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

Stock Options – The Company applies the intrinsic-value based method to account for stock options granted to employees or outside Directors to purchase common shares. The option price equals the market price of the underlying common shares on the date of grant, therefore no compensation expense is recognized.

Reclassifications – Certain prior period amounts have been reclassified to conform to the current year presentation.

Note 2
Acquisitions and Net Assets Held for Sale

On July 21, 2000 the Company completed the acquisition of Wynn's International, Inc. (Wynn's). Wynn's is a leading manufacturer of precision-engineered sealing media for the automotive, heavy-duty truck and aerospace markets. On September 29, 2000 the Company acquired the pneumatics business of Invensys plc, which specializes in the design and production of equipment and controls for automated processes. On April 30, 2001 the Company acquired the Miller Fluid Power and Wilkerson businesses of CKD-Createc. Miller Fluid Power manufactures both pneumatic and hydraulic cylinders and Wilkerson manufactures a complete line of compressed air treatment and control products. Combined annual sales for these operations, for their most recent fiscal year prior to acquisition, were approximately $713 million. Total purchase price for these businesses was approximately $506 million in cash and assumed debt of $65 million.

Page 13-21

On February 3, 2000 the Company acquired the assets of Dana Corporation's Gresen Hydraulics business, located in Minneapolis, Minnesota and Sarasota, Florida, a manufacturer of a wide range of hydraulic pumps, motors, cylinders, control valves, filters and electronic controls for on- and off-highway vehicles. On April 11, 2000 the Company completed its merger with Commercial Intertech Corp. of Youngstown, Ohio with the Company being the surviving corporation. Commercial Intertech's hydraulics business manufactures gear pumps and motors, control valves and telescopic cylinders for use on heavy-duty mobile equipment. On May 30, 2000 the Company acquired the assets of Whatman's Industrial Filtration Business, based in Haverill, Massachusetts and Maidstone, United Kingdom, a manufacturer of high quality purification products and gas generators for a variety of industrial applications. Combined annual sales for these operations, for their most recent fiscal year prior to acquisition, were approximately $716 million. Total purchase price for these businesses was approximately $339 million in cash, 4.3 million shares of common stock valued at $184 million and assumed debt of $104 million.

The Company is currently soliciting offers for the purchase of the specialty chemical and warranty businesses of Wynn's. These businesses are valued at the estimated net cash proceeds from their sale plus estimated net earnings during the holding period and are reflected as Net assets held for sale on the Consolidated Balance Sheet. The Company has decided to suspend its efforts to sell the building systems business of Commercial Intertech. As such, the net assets of the building systems business have been consolidated on the Consolidated Balance Sheet at June 30, 2001 and the results of operations of the building systems business have been included in the Consolidated Statement of Income beginning in the fourth quarter of fiscal 2001. At June 30, 2001 the Company was in the process of completing the divestiture of the metal forming business of Commercial Intertech. This business is valued at the estimated net cash proceeds from its sale and is reflected as Net assets held for sale on the Consolidated Balance Sheet. During 2001, $22,350 of income from operations and $6,564 of interest expense were excluded from the Consolidated Statement of Income and included in the carrying value of Net assets held for sale.

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

Note 3
Gain on Sale of Real Property and Charges Related to Business Realignment

In 2001 the Company recorded a $55,548 gain ($34,662 after tax or $.30 per share) realized on the sale of real property located in Southern California. The property had served as a headquarters and manufacturing locale for the Company's Aerospace Group and several of its divisions. Such operations have relocated to other previously owned or leased facilities in the area. The Company does not currently anticipate additional property sales of this magnitude occurring in the future. The gain is reflected in the Consolidated Statement of Income in the (Gain) loss on disposal of assets caption.

Page 13-22

In 2001 the Company recorded a $28,724 charge ($18,474 after-tax or $.16 per share) related to costs of appropriately structuring its businesses in response to current economic conditions. The business realignment charge includes severance costs and employee-related benefits of $17,673 and $11,051 of other costs, primarily certain asset impairments. The severance costs and employee-related benefits is attributable to approximately 1,126 employees associated with the Industrial North American operations, 310 employees associated with the Industrial International operations and 27 employees associated with operations in the Other segment. All severance and employee-related benefit payments are expected to be made by the end of fiscal 2002. The asset impairment portion represents the amount by which the carrying value of the assets exceeded their estimated future undiscounted cash flows. The business realignment charge is presented in the Consolidated Statement of Income for 2001 in the following captions: $12,071 in Cost of sales; $6,691 in Selling, general and administrative expenses; $3,009 in Interest and other (income), net; and $6,953 in (Gain) loss on disposal of assets.

In 2000 the Company recorded a $8,555 charge ($5,560 after-tax or $.05 per share) related to the costs of appropriately structuring its businesses to operate in their current economic environment. The charge primarily related to severance costs attributable to approximately 250 employees principally associated with the Industrial International operations. As of June 30, 2000, the Company had made all severance payments. A change in the future utilization of long-lived assets at certain locations triggered an impairment review of these long-lived assets during 2000. The Company evaluated the recoverability of the long-lived assets and determined that the estimated future undiscounted cash flows were below the carrying value of these assets. Accordingly, the Company recorded a non-cash impairment loss of $4,875 ($3,169 after-tax or $.03 per share). Of the pre-tax amount, $3,499 relates to the Aerospace Segment and $1,376 relates to the Industrial Segment. The severance and impairment loss is presented in the Consolidated Statement of Income for 2000 in the following captions: $2,552 in Cost of sales; $2,476 in Selling, general and administrative expenses; and $8,402 in (Gain) loss on disposal of assets.

Note 4
Income Taxes

Income taxes before extraordinary items include the following:

	2001	2000	1999

Federal	$103,215	$140,663	$113,011
Foreign	30,791	29,393	34,309
State and local	10,518	11,099	11,236
Deferred	44,902	12,800	8,637

	$189,426	$193,955	$167,193

A reconciliation of the Company's effective income tax rate to the statutory Federal rate follows:

	2001	2000	1999

Statutory Federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes	1.9	1.5	1.8
FSC income not taxed	(2.4)	(1.7)	(2.3)
Foreign tax rate difference	(1.1)	(1.1)	.7
Nondeductible goodwill	2.3	1.2	1.3
Other	(.2)	(.4)	(1.5)

Effective income tax rate	35.5%	34.5%	35.0%

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:

Page 13-23

	2001	2000

Postretirement benefits	$(10,951)	$1,710
Other liabilities and reserves	66,281	58,077
Long-term contracts	9,046	5,347
Operating loss carryforwards	39,537	45,182
Foreign tax credit carryforwards	8,171	3,356
Valuation allowance	(20,629)	(26,887)
Depreciation and amortization	(135,502)	(95,138)
Inventory	12,500	10,532

Net deferred tax (liability) asset	$(31,547)	$2,179

Change in net deferred tax (liability)
asset:
Provision for deferred tax	$(44,902)	$(12,800)
Items of other comprehensive (loss)
income	(7,528)	320
Acquisitions	18,704	(49,432)

Total change in net deferred tax	$(33,726)	$(61,912)

At June 30, 2001, the Company has operating loss carryforwards of $39,537 for tax purposes, some of which can be carried forward indefinitely and others which can be carried forward from three to 20 years. A valuation allowance has been established due to the uncertainty of realizing certain foreign operating loss carryforwards. The recognition of any future tax benefit resulting from the reduction of $18,765 of the valuation allowance will reduce any goodwill related to the Commercial Intertech acquisition remaining at the time of the reduction.

Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of certain international operations as those earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the eventual remittance of such earnings.

Accumulated undistributed earnings of foreign operations reinvested in their operations amounted to $333,796, $276,481 and $205,756, at June 30, 2001, 2000 and 1999, respectively.

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

Diluted earnings per share is computed using the weighted average number of common shares and common share equivalents outstanding during the year. Common share equivalents represent the dilutive effect of outstanding stock options. The computation of net income per share was as follows:

Page 13-24

	2001	2000	1999

Numerator:
Net income applicable
to common shares	$ 340,792	$ 368,232	$ 310,501

Denominator:
Basic — weighted average
common shares	114,304,977	110,330,711	108,799,974
Increase in weighted average
from dilutive effect of
exercise of stock options	759,470	913,921	878,985

Diluted — weighted average
common shares, assuming
exercise of stock options	115,064,447	111,244,632	109,678,959

Basic earnings per share	$ 2.98	$ 3.34	$ 2.85
Diluted earnings per share	$ 2.96	$ 3.31	$ 2.83

Note 6
Inventories

Inventories valued on the last-in, first-out cost method are approximately 44% in 2001 and 43% in 2000 of total inventories. The current cost of these inventories exceeds their valuation determined on the LIFO basis by $147,300 in 2001 and $141,187 in 2000. Progress payments of $18,969 in 2001 and $20,279 in 2000 are netted against inventories.

Note 7
Financing Arrangements

The Company has committed lines of credit totaling $820,765 through several multi-currency unsecured revolving credit agreements with a group of banks, of which $321,293 was available at June 30, 2001. The majority of these agreements expire October 2003. The interest on borrowings is based upon the terms of each specific borrowing and is subject to market conditions. The agreements also require facility fees of up to 8/100ths of one percent of the commitment per annum. Covenants in some of the agreements include a limitation on the Company's ratio of debt to tangible net worth.

The Company has other lines of credit, primarily short-term, aggregating $125,429 from various foreign banks, of which $91,600 was available at June 30, 2001. Most of these agreements are renewed annually.

During fiscal 2001 the Company did not issue any medium-term notes leaving $530,000 available for issuance at June 30, 2001.

The Company is authorized to sell up to $800 million of short-term commercial paper notes, rated A-1 by Standard & Poor's, P-1 by Moody's and F-1 by Fitch, Inc. At June 30, 2001 there were $489,848 of commercial paper notes outstanding which were supported by the available domestic lines of credit.

Commercial paper, along with short-term borrowings from foreign banks, primarily make up the balance of Notes payable. The balance and weighted average interest rate of the Notes payable at June 30, 2001 and 2000 were $526,809 and 5.9% and $314,365 and 5.6%, respectively.

Page 13-25

Note 8
Debt

June 30,	2001	2000

Domestic:
Debentures
7.3%, due 2011	$100,000	$100,000
9.75%, due 2002-2021		100,000
Medium-term notes
5.65% to 7.39%, due 2004-2019	370,000	370,000
ESOP loan guarantee
6.34%, due 2009	88,595	99,741
Variable rate demand bonds
2.75% to 2.85%, due 2010-2025	20,035	20,035
Foreign:
Bank loans, including revolving credit
1.0% to 12.0%, due 2002-2018	17,032	24,764
Euro Notes
6.25%, due 2006	255,090
Other long-term debt, including capitalized leases	26,019	8,155

Total long-term debt	876,771	722,695
Less long-term debt payable within one year	19,693	20,933

Long-term debt, net	$857,078	$701,762

In November 2000 the Company issued EUR 300 million ($257.2 million on the date of issuance) of five-year Euro Notes in the European debt capital market. The Notes bear interest payable annually and mature in a balloon payment in 2006. Proceeds from the Note issuance were used to retire the principal and interest due on a bridge loan created to help finance the Wynn's acquisition.

In February 2001 the Company redeemed its outstanding $100,000, 9.75% debentures due 2002-2021. The extraordinary loss for this transaction, including an early-redemption premium and the write-off of deferred issuance costs, was $5,413 ($3,378 after-tax or $.03 per share). Commercial paper borrowings were used to finance the redemption.

Principal amounts of Long-term debt payable in the five years ending June 30, 2002 through 2006 are $19,693, $20,059, $195,116, $15,814 and $268,024, respectively. The carrying value of the Company's Long-term debt (excluding leases and cross-currency swaps) was $868,826 and $714,540 at June 30, 2001 and 2000, respectively, and was estimated to have a fair value of $857,755 and $668,864, at June 30, 2001 and 2000, respectively. The estimated fair value of the Long-term debt was estimated using discounted cash flow analyses based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

ESOP loan guarantee – In 1999 the Company's Employee Stock Ownership Plan (ESOP) was leveraged when the ESOP Trust borrowed $112,000 and used the proceeds to purchase 3,055,413 shares of the Company's common stock from the Company's treasury. The Company used the proceeds to pay down commercial paper borrowings. The loan is unconditionally guaranteed by the Company and therefore the unpaid balance of the borrowing is reflected on the Consolidated Balance Sheet as Long-term debt. A corresponding amount representing Unearned compensation is recorded as a deduction from Shareholders' equity.

Lease Commitments – Future minimum rental commitments as of June 30, 2001, under noncancelable operating leases, which expire at various dates, are as follows: 2002-$48,994; 2003-$35,460; 2004-$22,990; 2005-$14,318; 2006-$11,448 and after 2006-$29,394.
Rental expense in 2001, 2000 and 1999 was $55,989, $40,371 and $42,280, respectively.

Page 13-26

Note 9
Retirement Benefits

Pensions – The Company has noncontributory defined benefit pension plans covering eligible employees, including certain employees in foreign countries. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat-dollar amounts and years of service. The Company also has contractual arrangements with certain key employees which provide for supplemental retirement benefits. In general, the Company's policy is to fund these plans based on legal requirements, tax considerations, local practices and investment opportunities. The Company also sponsors defined contribution plans and participates in government-sponsored programs in certain foreign countries.

Pension (income) costs for all plans were $(14,503), $9,304 and $23,644 for 2001, 2000 and 1999, respectively. Pension (income) costs for all defined benefit plans accounted for using SFAS No. 87, "Employers' Accounting for Pensions," were as follows:

	2001	2000	1999

Service cost	$43,382	$ 38,179	$ 34,890
Interest cost	84,526	68,807	63,257
Expected return on plan assets	(146,908)	(102,346)	(83,798)
Net amortization and deferral and other	1,837	(375)	4,081

Net periodic benefit (income) cost	$(17,163)	$ 4,265	$ 18,430

Change in benefit obligation	2001	2000

Benefit obligation at beginning of year	$1,167,614	$962,663
Service cost	43,382	38,179
Interest cost	84,526	68,807
Actuarial loss (gain)	27,695	(11,812)
Benefits paid	(57,031)	(42,659)
Plan amendments	62,258	7,775
Acquisitions	53,810	157,189
Liability transferred from other
postretirement benefits	117,645
Other	(23,454)	(12,528)

Benefit obligation at end of year	$1,476,445	$1,167,614

Change in plan assets

Fair value of plan assets at beginning of year	$1,582,085	$1,099,989
Actual (loss) return on plan assets	(136,584)	122,534
Employer contributions	14,523	14,295
Benefits paid	(51,495)	(38,543)
Acquisitions	47,442	393,134
Other	(16,956)	(9,324)

Fair value of plan assets at end of year	$1,439,015	$1,582,085

Funded status

Plan assets (under) over benefit obligation	$(37,430)	$414,471
Unrecognized net actuarial loss (gain)	138,787	(175,644)
Unrecognized prior service cost	82,867	27,683
Unrecognized initial net (asset)	(4,763)	(7,173)

Net amount recognized	$179,461	$259,337

Page 13-27

Amounts recognized on the Consolidated Balance Sheet

Prepaid benefit cost	$362,136	$355,922
Accrued benefit liability	(182,675)	(96,585)

Net amount recognized	$179,461	$259,337

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $763,442, $646,434 and $531,724, respectively, at June 30, 2001, and $147,286, $124,354 and $37,208, respectively, at June 30, 2000.

The plans' assets consist primarily of listed common stocks and corporate and government bonds. At June 30, 2001 and 2000, the plans' assets included Company stock with market values of $44,520 and $18,203, respectively.

The assumptions used to measure the benefit obligations and to compute the expected long-term return on assets for the Company's significant defined benefit plans are:

	2001	2000	1999

U.S. defined benefit plans
Discount rate	7.25%	7.5%	7.5%
Average increase in
compensation	4.9%	4.9%	4.9%
Expected long-term return on assets	9.5%	10%	10%

Non-U.S. defined benefit plans
Discount rate	4.5 to 6.75%	4.75 to 7%	4.5 to 6.5%
Average increase in compensation	3 to 4%	3 to 4%	1.5 to 4%
Expected long-term return on assets	5 to 8%	6 to 8.5%	6 to 9%

Employee Savings Plan – The Company sponsors employee stock ownership plans (a Parker ESOP and a Commercial Intertech ESOP, collectively referred to as ESOPs) as part of its existing savings and investment 401(k) plans. The ESOPs are available to eligible domestic employees. Parker Hannifin common stock is used to match contributions made by employees to the ESOPs up to a maximum of 4.0 percent of an employee's annual compensation. Prior to May 1, 2001, the Company matched contributions made by employees to the ESOPs up to a maximum of 3.5 percent of annual compensation. A breakdown of shares held by the ESOPs is as follows:

	2001	2000	1999

Allocated shares	8,882,757	8,660,550	7,866,152
Committed-to-be-released shares	77,038	77,038
Suspense shares	2,936,821	3,373,734	3,055,413

Total shares held by the ESOPs	11,896,616	12,111,322	10,921,565

Fair value of suspense shares	$124,639	$115,550	$139,785

In 1999 the Parker ESOP was leveraged and the loan was unconditionally guaranteed by the Company. The Company's matching contribution and dividends on the shares held by the Parker ESOP are used to repay the loan, and shares are released from the suspense account as the principal and interest are paid. Shares in the Parker ESOP suspense account are not considered outstanding for purposes of earnings per share computations until they are released. Company contributions to the ESOPs, recorded as compensation and interest expense, were $32,086 in 2001, $26,984 in 2000 and $24,319 in 1999. Dividends earned by the suspense shares and interest income within the ESOPs totaled $2,264 in 2001, $1,214 in 2000 and $519 in 1999.

In addition to shares within the ESOPs, as of June 30, 2001 employees have elected to invest in 2,554,751 shares of common stock within the Company Stock Fund of the Parker Retirement Savings Plan.

Page 13-28

Other Postretirement Benefits – The Company provides postretirement medical and life insurance benefits to certain retirees and eligible dependents. Most plans are contributory, with retiree contributions adjusted annually. The plans are unfunded and pay stated percentages of covered medically necessary expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. For most plans, the Company has established cost maximums to more effectively control future medical costs. The Company has reserved the right to change or eliminate these benefit plans. Effective May 1, 2001 the Company amended its postretirement medical plan for certain employees to make the plan fully employee paid and to provide employees instead with supplements in the funded defined benefit pension plans. The supplements were calculated to be in the aggregate at least equivalent to the value provided by the Company paid portion of the retiree medical coverage. As such, the benefit obligation as of May 1, 2001 related to the postretirement medical coverage is now reflected as a benefit obligation of the defined pension benefit plans. Postretirement benefit costs included the following components:

	2001	2000	1999

Service cost	$4,690	$4,499	$4,301
Interest cost	12,283	10,762	11,158
Net amortization and deferral	(3,047)	(2,758)	(1,683)

Net periodic benefit cost	$13,926	$12,503	$13,776

Change in benefit obligation	2001	2000

Benefit obligation at beginning of year	$170,587	$155,282
Service cost	4,690	4,499
Interest cost	12,283	10,762
Actuarial loss (gain)	11,882	(13,838)
Benefits paid	(11,414)	(7,923)
Acquisitions and other	(5,478)	21,805
Liability transferred to defined
benefit pension plans	(117,645)

Benefit obligation at end of year	$64,905	$170,587

Funded status

Benefit obligation in excess of plan assets	$(64,905)	$(170,587)
Unrecognized net actuarial (gain)	(9,596)	(22,472)
Unrecognized prior service cost	(16,858)	(12,224)

Net amount recognized	$(91,359)	$(205,283)

Amounts recognized on the Consolidated
Balance Sheet:

Accrued benefit liability	$(91,359)	$(205,283)

The assumptions used to measure the postretirement benefit obligations are:

	2001	2000	1999

Discount rate	7.25%	7.5%	7.5%
Current medical cost trend rate	8.5%	9%	9.5%
Ultimate medical cost trend rate	5.5%	5.5%	5.5%
Medical cost trend rate decreases to
ultimate in year	2007	2007	2007

Page 13-29

A one percentage point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease

Effect on total of service and interest
cost components	$2,579	$(1,991)
Effect on postretirement benefit
obligation	$9,146	$(7,387)

Other — The Company has established nonqualified deferred compensation programs which permit officers, directors and certain management employees annually to elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. Deferred compensation expense was $3,374, $17,157 and $17,849 in 2001, 2000 and 1999, respectively.

The Company has invested in corporate-owned life insurance policies to assist in funding these programs. The cash surrender values of these policies are in a rabbi trust and are recorded as assets of the Company.

Note 10
Shareholders' Equity

Common Shares	2001	2000		1999

Balance July 1	$58,301	$55,973		$55,906
Shares issued under stock option plans
(2001 – 807,293; 2000 – 331,421;
1999 – 133,514)	404	164		67
Shares issued for purchase acquisition		2,164

Balance June 30	$58,705	$58,301		$55,973

Additional Capital

Balance July 1	$328,938	$132,227		$139,726
Net increase (decrease) for
common shares issued under
stock option plans	17,818	3,760		(2,194)
Shares issued for purchase acquisition		190,379		35
Restricted stock (surrendered)	(104)			(24)
Shares related to ESOP	(424)	2,572		(5,316)

Balance June 30	$346,228	$328,938		$132,227

Retained Earnings

Balance July 1	$2,165,625	$1,872,356		$1,631,316
Net income	340,792	368,232		310,501
Cash dividends paid on common shares,
net of tax benefit of ESOP shares	(79,921)	(74,963)		(69,461)

Balance June 30	$2,426,496	$2,165,625		$1,872,356

Unearned Compensation Related to ESOP

Balance July 1	$(110,818)	$(112,000)	$
Unearned compensation
related to ESOP debt guarantee	14,420	13,747		(112,000)
ESOP shares related to acquisition		(12,565)

Balance June 30	$(96,398)	$(110,818)		$(112,000)

Page 13-30

Deferred Compensation Related to Stock Options

Balance July 1	$1,304	$		$
Deferred compensation
related to stock options	1,043		1,304

Balance June 30	$2,347		$1,304	$

Accumulated Other Comprehensive (Loss)

Balance July 1	$(125,458)		$(92,858)		$(60,026)
Foreign currency translation	(89,659)		(32,600)		(32,832)
Unrealized gain on marketable
securities (net of tax of $7,768)	12,919
Realized (gain) on marketable
securities (net of tax of $1,406)	(2,333)

Balance June 30	$(204,531)		$(125,458)		$(92,858)

Common Stock in Treasury

Balance July 1	$(8,434)		$(1,836)		$(83,472)
Shares purchased at cost
( 2000 – 288,543;
1999 – 1,538,633)			(11,132)		(48,734)
Shares issued under stock option plans
(2001 – 82,047; 2000 – 122,957;
1999 – 369,847)	3,226		4,964		14,420
Shares issued for purchase acquisition			(17)		166
Restricted stock issued (surrendered)	1,276		(413)		(1,532)
Shares sold to ESOP					117,316

Balance June 30	$(3,932)		$(8,434)		$(1,836)

Shares surrendered upon exercise of stock options; 2001 - 269,771; 2000 - 235,386; 1999 - 88,188.

Share Repurchases – The Board of Directors has authorized the repurchase of a total of 5.05 million of the Company's common shares. At June 30, 2001, the remaining authorization to repurchase was 3.28 million shares. Repurchases are made on the open market, at prevailing prices, and are funded from operating cash flows. The shares are initially held as treasury stock.

Note 11
Stock Incentive Plans

Employees' Stock Options – The Company's stock option and stock incentive plans provide for the granting of nonqualified options to officers and key employees to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the dates options are granted. Outstanding options generally are exercisable either one or two years after the date of grant and expire no more than ten years after grant.

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

Page 13-31

		2001	2000	1999

Net income:	As reported	$ 340,792	$ 368,232	$ 310,501
	Pro forma	$ 329,776	$ 361,753	$ 308,028

Earnings per share:
Basic	As reported	$ 2.98	$ 3.34	$ 2.85
	Pro forma	$ 2.89	$ 3.28	$ 2.83

Diluted	As reported	$ 2.96	$ 3.31	$ 2.83
	Pro forma	$ 2.87	$ 3.25	$ 2.81

The fair value for the significant options granted in 2001, 2000 and 1999 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Aug/00	Aug/99	Jan/99	Aug/98

Risk-free interest rate	6.1%	6.1%	4.7%	5.3%
Expected life of option	4.6 yrs	4.6 yrs	4.3 yrs	4.3 yrs
Expected dividend yield of stock	1.6%	1.7%	1.9%	1.9%
Expected volatility of stock	36.2%	33.8%	30.7%	28.4%

Options exercisable and shares available for future grant on June 30:

	2001	2000	1999

Options exercisable	3,256,705	3,483,071	3,065,577
Weighted-average option price
per share of options exercisable	$ 30.40	$ 25.51	$ 22.48
Weighted-average fair value of
options granted during the year	$ 12.44	$ 14.62	$ 8.35
Shares available for grant	1,436,436	2,225,012	2,053,189

A summary of the status and changes of shares subject to options and the related average price per share follows:

	Shares Subject	Average Option
	To Options	Price Per Share

Outstanding June 30, 1999	4,252,846	$ 24.77

Granted	1,078,799	44.48
Assumed	429,485	26.44
Exercised	(689,764)	18.96
Canceled	(101,464)

Outstanding June 30, 2000	4,969,902	$ 30.03

Granted	1,464,311	36.00
Exercised	(1,159,111)	21.70
Canceled	(81,886)

Outstanding June 30, 2001	5,193,216	$ 33.33

The "Assumed" line identifies the options the Company assumed in the merger with Commercial Intertech and converted to options to purchase Parker Hannifin common stock. The exercise prices of the assumed options range from $11.53 to $49.75 after conversion into equivalent exercise prices of Parker Hannifin common stock. All other terms of the assumed options were unchanged.

Page 13-32

The range of exercise prices and the remaining contractual life of options as of June 30, 2001 were:

Range of exercise prices	$11-$22	$24-$38	$41-$50

Options outstanding:
Outstanding as of June 30, 2001	584,183	3,404,498	1,204,535
Weighted-average remaining
contractual life	2.7yrs	7.4yrs	7.7yrs
Weighted-average exercise price	$ 17.51	$ 32.06	$ 44.56

Options exercisable:
Outstanding as of June 30, 2001	584,183	1,965,308	707,214
Weighted-average remaining
contractual life	2.7yrs	6.1yrs	7.5yrs
Weighted-average exercise price	$ 17.51	$ 29.23	$ 44.30

Restricted stock – Restricted stock was issued, under the Company's 1993 Stock Incentive Program, to certain key employees under the Company's 1998-99-00, 1997-98-99 and 1996-97-98 Long Term Incentive Plans (LTIP). Value of the payments was set at the market value of the Company's common stock on the date of issuance. Shares were earned and awarded, and an estimated value was accrued, based upon attainment of criteria specified in the LTIP over the cumulative years of each 3-year Plan. Plan participants are entitled to cash dividends and to vote their respective shares, but the shares are restricted as to transferability for three years following issuance.

Restricted Shares for LTIP Plan	2001	2000	1999

Number of shares issued	26,976	8,023	15,774
Per share value on date of issuance	$ 39.32	$ 42.04	$ 40.53
Total value	$ 1,061	$ 337	$ 639

Under the Company's 1999-00-01 LTIP, a payout of 17,206 shares of restricted stock, from the Company's 1993 Stock Incentive Program, will be issued to certain key employees in 2002. The balance of the 1999-00-01 LTIP payout will be made in cash or as deferred cash compensation, as individually elected by the participants. The total payout, valued at $5,349, has been accrued over the three years of the plan.

In addition, non-employee members of the Board of Directors have been given the opportunity to receive all or a portion of their fees in the form of restricted stock. These shares vest ratably, on an annual basis, over the term of office of the director. In 2001, 2000 and 1999, 5,464, 6,012 and 5,867 shares were issued, respectively, in lieu of directors' fees.

Non-employee Directors' Stock Options – In August 1996, the Company adopted a stock option plan for non-employee directors to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the date the options are granted. Outstanding options are exercisable either one or two years after the date of grant and expire no more than ten years after grant.

A summary of the status and changes of shares subject to options and the related average price per share follows:

	Shares Subject	Average Option
	To Options	Price Per Share

Outstanding June 30, 1999	29,000	$ 31.81

Granted	7,650	45.00
Exercised	(3,250)	30.95
Canceled	(2,250)

Outstanding June 30, 2000	31,150	$ 35.21

Granted	9,900	35.94
Canceled	(4,500)

Outstanding June 30, 2001	36,550	$ 35.96

Page 13-33

As of June 30, 2001, 22,825 options were exercisable and 326,950 shares were available for grant.

At June 30, 2001, the Company had 7,028,599 common shares reserved for issuance in connection with its stock incentive plans.

Note 12
Shareholders' Protection Rights Agreement

The Board of Directors of the Company declared a dividend of one Right for each share of Common Stock outstanding on February 17, 1997 in relation to the Company's Shareholder Protection Rights Agreement. As of June 30, 2001, 117,309,197 shares of Common Stock were reserved for issuance under this Agreement. Under certain conditions involving acquisition of or an offer for 15 percent or more of the Company's Common Stock, all holders of Rights, except an acquiring entity, would be entitled to purchase, at an exercise price of $100, a value of $200 of Common Stock of the Company or an acquiring entity, or at the option of the Board, to exchange each Right for one share of Common Stock. The Rights remain in existence until February 17, 2007, unless earlier redeemed (at one cent per Right), exercised or exchanged under the terms of the agreement. In the event of an unfriendly business combination attempt, the Rights will cause substantial dilution to the person attempting the business combination. The Rights should not interfere with any merger or other business combination that is in the best interest of the Company and its shareholders since the Rights may be redeemed.

Note 13
Research and Development

Research and development costs amounted to $115,004 in 2001, $94,781 in 2000 and $86,953 in 1999. Customer reimbursements included in the total cost for each of the respective years were $17,143, $16,409 and $15,239. Costs include those costs related to independent research and development as well as customer reimbursed and unreimbursed development programs.

Note 14
Contingencies

The Company is involved in various litigation arising in the normal course of business, including proceedings based on product liability claims, workers' compensation claims and alleged violations of various environmental laws. The Company is self-insured in the U.S. for health care, workers' compensation, general liability and product liability up to predetermined amounts, above which third party insurance applies. The Company purchases third party product liability insurance for products manufactured by its international operations and for products that are used in aerospace applications. Management regularly reviews the probable outcome of these proceedings, the expenses expected to be incurred, the availability and limits of the insurance coverage, and the established accruals for uninsured liabilities. While the outcome of pending proceedings cannot be predicted with certainty, management believes that any liabilities that may result from these proceedings will not have a material adverse effect on the Company's liquidity, financial condition or results of operations.

Environmental – The Company is currently involved in environmental remediation at 22 manufacturing facilities presently or formerly operated by the Company and has been named as a "potentially responsible party," along with other companies, at two off-site waste disposal facilities and one regional Superfund site.

Page 13-34

As of June 30, 2001, the Company has a reserve of $17,870 for environmental matters which are probable and reasonably estimable. This reserve is recorded based upon the best estimate of net costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities, the amount of the Company's liability in proportion to other responsible parties and any recoveries receivable. This reserve is net of $2,640 for discounting, at a 7.5% annual rate, a portion of the costs at five locations to operate and maintain remediation treatment systems as well as gauge treatment system effectiveness through monitoring and sampling over periods ranging from five to 23 years. The Company also has an account receivable, presented separately from the recorded liability on the Consolidated Balance Sheet, of $219 for anticipated insurance recoveries. The significant increase in environmental reserve from June 30, 2000 is a result of the addition of the environmental liabilities and corresponding environmental reserves from the Wynn's acquisition.

The Company's estimated total liability for the above mentioned sites ranges from a minimum of $17,870 to a maximum of $40,782. The actual costs to be incurred by the Company will be dependent on final determination of remedial action required, negotiations with federal and state agencies, changes in regulatory requirements and technology innovation, the effectiveness of remedial technologies employed, the ability of other responsible parties to pay, and any insurance or third party recoveries.

Note 15
Quarterly Information (Unaudited)

2001(a)	1st	2nd	3rd	4th	Total

Net sales	$1,485,131	$1,467,619	$1,542,058	$1,484,796	$5,979,604
Gross profit	326,102	315,255	320,815	289,276	1,251,448
Income before extraordinary
Item	125,046	78,314	91,452	49,358	344,170
Net income	125,046	78,314	88,074	49,358	340,792
Diluted earnings per share
before extraordinary item	1.09	.68	.80	.42	2.99
Diluted earnings
per share	1.09	.68	.77	.42	2.96

2000 (b)	1st	2nd	3rd	4th	Total

Net sales	$1,249,212	$1,246,117	$1,401,587	$1,488,702	$5,385,618
Gross profit	265,672	267,909	319,526	345,661	1,198,768
Net income	73,594	74,963	106,703	112,972	368,232
Diluted earnings
per share	.67	.68	.97	.99	3.31

(a)	Results for the first quarter include a gain on the sale of real property of $55,548 ($34,662 after-tax or $.30 per share) and a charge of $8,437 ($5,815 after-tax or $.05 per share) primarily related to certain asset impairments. Results for the fourth quarter include a charge of $28,008 ($17,477 after-tax or $.15 per share) related primarily to business realignment costs and certain corporate accruals.

(b)	Results for the first quarter include a charge of $8,555 ($5,560 after-tax or $.05 per share) related to business realignment costs and a non-cash impairment loss of $4,875 ($3,169 after-tax or $.03 per share) related to certain long-lived assets.

As a result of the adoption of EITF 00-10 in the fourth quarter of 2001, Net sales have been restated for the first three quarters of 2001 and each of the quarters in 2000. Net sales increased $7,765, $7,543 and $7,856 in the 1st , 2nd and 3rd quarters of 2001 and $6,919, $6,910, $7,928 and $8,524 in the 1st , 2nd , 3rd and 4th quarters of 2000, respectively.

Page 13-35

Note 16
Stock Prices and Dividends (Unaudited)

(In dollars)		1st	2nd	3rd	4th	Full Year

2001	High	$ 39.69	$ 47.44	$ 46.75	$ 50.10	$ 50.10
	Low	31.00	31.25	37.66	38.50	31.00
	Dividends	.170	.170	.180	.180	.700

2000	High	$ 48.13	$ 51.44	$ 54.00	$ 48.31	$ 54.00
	Low	43.13	41.19	33.94	34.25	33.94
	Dividends	.170	.170	.170	.170	.680

1999	High	$ 38.75	$ 38.31	$ 39.75	$ 50.50	$ 50.50
	Low	26.56	27.00	29.50	34.00	26.56
	Dividends	.150	.150	.170	.170	.640

Common Stock Listing:	New York Stock Exchange, Stock Symbol PH

   Page 13-36

Report of Management

The Company's management is responsible for the integrity and accuracy of the financial information contained in this annual report. Management believes that the financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America appropriate in the circumstances and that the other information in this annual report is consistent with those statements. In preparing the financial statements, management makes informed judgments and estimates where necessary to reflect the expected effects of events and transactions that have not been completed.

Management is also responsible for maintaining an internal control system designed to provide reasonable assurance at reasonable cost that assets are safeguarded against loss or unauthorized use and that financial records are adequate and can be relied upon to produce financial statements in accordance with accounting principles generally accepted in the United States of America. The system is supported by written policies and guidelines, by careful selection and training of financial management personnel and by an internal audit staff which coordinates its activities with the Company's independent accountants. To foster a strong ethical climate, the Parker Hannifin Code of Ethics, which is publicized throughout the Company, addresses, among other things, compliance with all laws and accuracy and integrity of books and records. The Company maintains a systematic program to assess compliance.

PricewaterhouseCoopers LLP, independent accountants, is retained to conduct an audit of Parker Hannifin's consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and to provide an independent assessment that helps ensure fair presentation of the Company's consolidated financial position, results of operations and cash flows.

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

/s/ D. E. Washkewicz	/s/ M. J. Hiemstra

Donald E. Washkewicz	Michael J. Hiemstra
President and	Executive Vice President -
Chief Executive Officer	Finance and Administration
and Chief Financial Officer

Page 13-37

Report of Independent Accountants

To the Shareholders and Board of Directors
Parker Hannifin Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, comprehensive income and cash flows present fairly, in all material respects, the financial position of Parker Hannifin Corporation (the "Company") and its subsidiaries at June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Cleveland, Ohio
July 27, 2001

Page 13-38

Five-Year Financial Summary

(Amounts in thousands, except per share information)	2001 (a)	2000	1999	1998 (a)	1997

Net sales	$5,979,604	$5,385,618	$4,986,696	$4,658,229	$4,113,339
Cost of sales	4,728,156	4,186,850	3,897,266	3,576,198	3,175,246
Selling, general and administrative expenses	679,963	575,906	550,681	532,134	475,180
Non-recurring charges — Restructuring & Asset impairment
Interest expense	90,362	59,183	63,697	52,787	46,659
Income taxes	189,426	193,955	167,193	180,762	150,828
Income — continuing operations	344,170	368,232	310,501	323,226	274,039
Net income	340,792	368,232	310,501	319,551	274,039
Basic earnings per share — continuing operations	3.01	3.34	2.85	2.91	2.46
Diluted earnings per share — continuing operations	2.99	3.31	2.83	2.88	2.44
Basic earnings per share	2.98	3.34	2.85	2.88	2.46
Diluted earnings per share	$2.96	$3.31	$2.83	$2.85	$2.44
Average number of shares outstanding — Basic	114,305	110,331	108,800	110,869	111,602
Average number of shares outstanding — Diluted	115,064	111,245	109,679	111,959	112,518
Cash dividends per share	$.700	$.680	$.640	$.600	$.506
Net income as a percent of net sales	5.7%	6.8%	6.2%	6.9%	6.7%
Return on average assets	6.8%	8.8%	8.6%	9.8%	9.3%
Return on average equity	14.1%	17.7%	17.6%	19.8%	18.7%

Book value per share	$21.99	$20.31	$17.03	$15.32	$13.87
Working capital	$783,233	$966,810	$1,020,171	$791,305	$783,550
Ratio of current assets to current liabilities	1.6	1.8	2.4	1.8	2.1
Plant and equipment, net	$1,548,688	$1,340,915	$1,200,869	$1,135,225	$1,020,743
Total assets	5,337,661	4,646,299	3,705,888	3,524,821	2,998,946
Long-term debt	857,078	701,762	724,757	512,943	432,885
Shareholders' equity	$2,528,915	$2,309,458	$1,853,862	$1,683,450	$1,547,301
Debt to debt-equity percent	35.7%	31.0%	29.8%	31.6%	24.5%

Depreciation	$200,270	$167,356	$164,577	$153,633	$146,253
Capital expenditures	$334,748	$230,482	$230,122	$236,945	$189,201
Number of employees	46,302	43,895	38,928	39,873	34,927
Number of shareholders	50,731	47,671	39,380	44,250	43,014
Number of shares outstanding at year-end	114,989	113,707	108,846	109,873	111,527

Note: Net Sales and Cost of sales have been restated for 2000, 1999, 1998 and 1997 to include shipping costs charged to customers as a component of Net sales.
(a) Includes an extraordinary item for the early retirement of debt.

Page 13-39