Form 10-K, Exhibit 13
period 2002-06-30
PARKER HANNIFIN CORP
filed 2002-08-14
CIK 76334

                                                                    Exhibit (13)

                             Exhibit (13) to Report
                             On Form 10-K for Fiscal
                            Year Ended June 30, 2002
                         By Parker-Hannifin Corporation

Forward-Looking Statements

This Annual Report and other written reports and oral statements made from time to time by the Company may contain "forward-looking statements," all of which are subject to risks and uncertainties. All statements which address operating performance, events or developments that the Company expects or anticipates to occur in the future, including statements relating to growth, operating margin performance, earnings per share or statements expressing general opinions about future operating results or the markets in which the Company does business, are forward-looking statements.

These forward-looking statements rely on a number of assumptions concerning future events, and are subject to a number of uncertainties and other factors, many of which are outside the Company's control, that could cause actual results to differ materially from such statements. Such factors include:

     . continuity of business relationships with and purchases by or from major customers or suppliers, including, delays or cancellations in shipments,
     .    ability of suppliers to provide materials as needed,
     . uncertainties surrounding timing, successful completion or integration of acquisitions,
     .    competitive market conditions and resulting effects on sales and pricing,
     . increases in raw-material and other production costs that cannot be recovered in product pricing,
     .    threats associated with terrorism,
     . ability to achieve benefits associated with business realignment measures and other cost reduction programs,
     .    difficulties in introducing new products and entering new markets, and
     . uncertainties surrounding the global economy and global market conditions, interest rate levels and the potential devaluation of currencies.

Any forward-looking statements are made based on known events and circumstances at the time. The Company undertakes no obligation to update or publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this Report.

                                   Page 13-1

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis is designed to provide the reader of the financial statements a narrative summary of the Company's results of operations and financial condition. The discussion below is structured to separately discuss each of the financial statements presented on pages 13-10 to 13-14. All year references are to fiscal years.

Discussion of Consolidated Statement of Income

The Consolidated Statement of Income summarizes the Company's operating performance over the last three fiscal years.

Net Sales of $6.15 billion for 2002 were 2.8 percent higher than the $5.98 billion for 2001. Without acquisitions completed in 2002, net sales declined 9.5 percent from 2001 reflecting the lower demand experienced across all of the Company's operations during 2002 except in the Other Segment where sales grew a modest 1.0 percent. The lower demand in 2002 resulted from recessionary business conditions that were present throughout the year. In the Industrial North American operations, lower demand was experienced across most markets, most notably in semi-conductor manufacturing, heavy-duty trucks and factory automation. Sales in the Industrial International operations were lower across all businesses in Europe, Latin America and the Asia Pacific region. Currency rate changes reduced volume increases within the Industrial International operations by $26.7 million. The Aerospace operations experienced lower demand in the commercial original equipment and aftermarket businesses.

Net Sales of $5.98 billion for 2001 were 11.0 percent higher than the $5.39 billion for 2000. Acquisitions completed in 2001 accounted for all of the increase. Without acquisitions, the Industrial North American operations experienced lower demand within most of their markets, particularly in heavy-duty trucks, factory automation and machine tools. The Aerospace operations experienced an increase in demand for regional jets as well as an increase in commercial aircraft build rates. The Industrial International operations experienced higher volume across all businesses in Europe, Latin America and the Asia Pacific region. Currency rate changes reduced volume increases within the Industrial International operations by $144.0 million.

The Company expects volume in the North American and European Industrial operations to remain essentially at the same level experienced at the end of 2002 through the first half of fiscal 2003 with modest improvement in volume and profit anticipated in the second half of fiscal 2003. Sales and profits in the Asia Pacific region are anticipated to grow as business conditions improve and the Company continues its efforts to expand its presence in this region. In Latin America, sales and profits are anticipated to improve modestly; however the economic uncertainty in this region, particularly in Argentina and Brazil, may temper the extent of the growth. The Aerospace operations expect the commercial OEM and aftermarket businesses to be depressed throughout 2003. The defense business is projected to remain relatively constant. In 2003 the Company anticipates recognizing an additional $23.0 million in business realignment costs, primarily related to the Industrial Segment operations. These costs will be incurred as a result of additional actions expected to take place in 2003 to finalize business realignment plans commenced in 2002.

Gross profit margin as a percent of sales was 16.8 percent in 2002 compared to
20.9 percent in 2001 and 22.3 percent in 2000. The lower margins in 2002 reflect lower sales volume experienced across all of the Company's operations and a reduction in inventories in the Industrial operations, resulting in the underabsorption of manufacturing costs, as well as the effect of business realignment costs (see pages 13-3 to 13-5 for further discussion).

The lower margins in 2001 reflected lower volume experienced in the Industrial North American operations, offset by strength experienced in the Aerospace operations, as well as the effect of business realignment charges.

Selling, general and administrative expenses as a percent of sales decreased to
11.2 percent, from 11.4 percent in 2001, and increased from 10.7 percent in 2000. Effective July 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and ceased amortizing goodwill as of that date. Excluding goodwill amortization, selling, general and administrative expenses as a percent of sales would have been 10.4 percent in 2001 and 10.0 percent in 2000. Excluding goodwill amortization, the increase in selling, general and administrative expenses as a percent of sales in 2002 is a result of lower sales volume as well as business realignment charges and an equity investment adjustment recorded in 2002 (see Notes 3 and 1 on pages 13-19 and 13-15, respectively, for further discussion).

Goodwill impairment loss of $39.5 million resulted from the Company's goodwill impairment tests required to be performed under the provisions of SFAS No. 142. See Note 7 on page 13-22 for further discussion.

Interest expense decreased by $7.9 million in 2002 after an increase of $31.2 million in 2001. The decrease in 2002 was primarily due to lower weighted-average interest rates. The increase in 2001 was due to increased borrowings to complete acquisitions.

                                   Page 13-2

Interest and other (income), net was $2.5 million in 2002 compared to $4.8 million in 2001 and $4.1 million in 2000. Fiscal 2001 includes a $3.7 million gain on the sale of marketable equity securities and $3.0 million of business realignment charges.

Loss (gain) on disposal of assets was an $8.5 million loss in 2002, a $47.7 million gain in 2001 and a $5.6 million loss in 2000. The loss in 2002 includes $9.4 million of certain asset impairments (see Note 3 on page 13-19 for further discussion) offset by a $4.5 million gain on business divestitures. The gain in 2001 included a gain on the sale of real property offset by certain asset impairments (see Note 3 on page 13-19 for further discussion). The loss in 2000 included $8.4 million of business realignment charges offset by $6.4 million of income realized on the sale of real property.

Income taxes increased to an effective rate of 40.3 percent in 2002, compared to
35.5 percent in 2001 and 34.5 percent in 2000. The increase in the rate from 2001 to 2002 was primarily due to the nondeductibility of a substantial portion of the goodwill impairment loss and the equity investment adjustment. The increase in the rate from 2000 to 2001 was primarily the result of the nondeductibility of goodwill acquired in recent acquisitions.

Extraordinary item - extinguishment of debt - In February 2001 the Company redeemed all of its outstanding $100 million, 9.75 percent debentures due 2002-2021.

Net income of $130.2 million for 2002 was 61.8 percent lower than 2001. Net income of $340.8 million for 2001 was 7.5 percent lower than 2000. Net income as a percentage of sales was 2.1 percent in 2002, compared to 5.7 percent in 2001 and 6.8 percent in 2000. In addition to the individual income statement items discussed above, net income in 2002 was adversely effected by an additional expense of approximately $23.5 million related to domestic qualified defined benefit plans. The increase in expense associated with the Company's domestic qualified defined benefit plans results from a lower market value of plan assets. Net income in 2003 is expected to be adversely effected by an additional $23 million over the 2002 expense for domestic qualified defined benefit plans.

Other comprehensive income (loss) - Items included in other comprehensive income
(loss) include gains and losses that under generally accepted accounting principles are recorded directly into stockholders' equity. The Company's items of comprehensive income (loss) include foreign currency translation adjustments, unrealized gains or losses on marketable equity securities and in 2002 included a minimum pension liability. The effect of currency rate changes resulted in an increase in shareholders' equity of $69.7 million in 2002 compared to decreases of $89.7 million and $32.6 million in 2001 and 2000, respectively. The change in 2002 resulted primarily from a weaker U.S. dollar against the Euro. In 2002 a minimum pension liability of $172.3 million ($107.6 after-tax) was recorded in comprehensive income in accordance with the requirements of SFAS No. 87 (see
Note 10 on page 13-25 for further discussion).

Discussion of Business Segment Information

The Business Segment information presents sales, operating income and assets on a basis that is consistent with the manner in which the Company's various businesses are managed for internal review and decision-making. See Note 1 on page 13-15 for a description of the Company's reportable business segments.

Industrial Segment
                           2002   2001   2000
---------------------------------------------
Operating income as a
   percent of sales         4.8%   9.8%  12.7%
Return on average assets    5.3%  12.9%  17.7%
---------------------------------------------

Sales for the Industrial North American operations were $2.79 billion in 2002, a
5.1 percent decline from 2001, following an increase in 2001 of 18.3 percent over 2000. Without acquisitions, 2002 sales would have declined 15.4 percent from 2001 and 2001 sales would have declined 8.1 percent from 2000. Without acquisitions, sales in 2002 reflect the continuation of the lower demand that began in 2001 in virtually all markets. Markets affected more than others in 2002 included semi-conductor manufacturing, telecommunications, heavy-duty trucks and factory automation. Sales in 2001 reflect lower demand within most of the Industrial North American markets, particularly in the heavy-duty trucks, agriculture, factory automation and machine tool markets. However, some overall growth was experienced in the semi-conductor manufacturing, oil and gas and petrochemical markets.

Industrial International sales in 2002 remained unchanged from 2001 at $1.28 billion, following an increase of 8.5 percent in 2001 over 2000. Without acquisitions, 2002 sales would have declined 7.0 percent from 2001 and 2001 sales would have remained unchanged from 2000. Currency rates negatively impacted sales in 2002 by $26.7 million and $144.0 million in 2001. Without the effect of acquisitions and currency rates, sales declined in 2002 as a result of lower volume experienced across virtually all of the Industrial International businesses in Europe and the semi-conductor manufacturing businesses in the Asia Pacific region. The increase in sales in 2001 reflects higher volume in virtually all businesses in Europe, the Asia Pacific region and Latin America.

                                   Page 13-3

Industrial North American operating income was $141.3 million, a decline of 56.2 percent from 2001, following a decline in 2001 of 14.9 percent from 2000. Income from operations as a percent of sales was 5.1 percent in 2002 compared to 11.0 percent in 2001 and 15.3 percent in 2000. Operating income in 2002 and 2001 included $8.9 million and $13.2 million, respectively, in business realignment charges taken in response to current economic conditions. The business realignment charges consisted primarily of severance costs. Operating income in 2001 and 2000 included goodwill amortization of $31.1 million and $11.2 million, respectively. Excluding the business realignment charges and goodwill amortization, income from operations as a percent of sales was 5.4 percent in 2002 compared to 12.5 percent in 2001 and 15.7 percent in 2000. Margins in 2002 were adversely affected by manufacturing inefficiencies and the excess capacity resulting from the lower sales volume experienced across virtually all markets, with a significant decline in sales volume experienced by historically higher margin businesses. The lower margins in 2001 reflected lower demand, which resulted in the underabsorption of overhead costs, as well as pricing pressure experienced throughout most of the Industrial North American markets. Current year acquisitions, not yet fully integrated, also negatively impacted margins in both 2002 and 2001.

Industrial International operating income was $55.7 million, a decline of 39.8 percent from 2001, following an increase of 9.8 percent in 2001 from 2000. Income from operations as a percent of sales was 4.4 percent in 2002 compared to
7.3 percent in 2001 and 7.2 percent in 2000. Operating income in 2002 and 2001 included $9.7 million and $5.9 million, respectively, of business realignment charges that were taken primarily to appropriately structure the European operations. Also included in 2002 income from operations is a $5.0 million charge related to an equity investment in a publicly traded Japanese company with whom the Company has established an alliance. Operating income in 2001 and 2000 included goodwill amortization of $12.4 million and $11.3 million, respectively. Excluding the business realignment charges, the equity investment adjustment and goodwill amortization, income from operations as a percent of sales was 5.5 percent in 2002 compared to 8.7 percent in 2001 and 8.1 percent in 2000. In 2002 lower margins were earned across most businesses in Europe and the Asia Pacific region due to the lower sales volume and the resulting underabsorption of overhead costs. The higher margins in 2001 were the result of the higher volume and better capacity utilization experienced across most International businesses partially offset by lower margins contributed by recent acquisitions, not yet fully integrated.

Industrial Segment order rates were sequentially lower from 2001 levels in virtually all markets. The Company expects order entry levels in the Industrial North American operations to be relatively flat in the first half of fiscal 2003 with a pronounced increase in order rates anticipated to occur in the second half of fiscal 2003. The improvement in order rates is expected to occur in the semi-conductor manufacturing, agriculture, construction, heavy-duty trucks and machine tool markets. Industrial European operations in 2003 are anticipated to track closely with the Industrial North American operations with improvements in profitability stemming from the business realignment actions taken in 2002. The Asia Pacific region and Latin American operations are expected to continue to improve as the Company continues to expand its operations into these markets. The Latin American and Asia Pacific markets expected to improve in 2003 include semi-conductor manufacturing, machine tools, construction and petrochemical. The extent of any improvement in Latin America will be affected by the economic uncertainties in Argentina and Brazil. The Company expects to record additional business realignment costs of approximately $23 million in 2003 as part of the finalization of the realignment actions commenced in 2002.

Backlog for the Industrial Segment was $688.8 million at June 30, 2002, compared to $667.9 million at the end of 2001 and $650.8 million at the end of 2000. The increase in backlog from 2001 to 2002 is attributable to acquisitions partially offset by lower order rates experienced across most Industrial markets throughout 2002. The modest increase in backlog in 2001 was due primarily to acquisitions.

Assets for the Industrial Segment increased 11.5 percent in 2002 after an increase of 22.1 percent in 2001. A decrease in property plant and equipment resulting from depreciation exceeding capital expenditures and a reduction of inventory in response to lower product demand was more than offset by the addition of assets from acquisitions and the effect of currency fluctuations. The increase in 2001 was primarily due to acquisitions partially offset by the effect of currency fluctuations.

Aerospace Segment
                           2002   2001   2000
---------------------------------------------
Operating income as a
   percent of sales        16.1%  18.2%  15.4%
Return on average assets   27.2%  30.8%  23.4%
---------------------------------------------

                                   Page 13-4

Sales for the Aerospace operations were $1.17 billion in 2002, a 2.7 percent decline from 2001, following an increase in 2001 of 5.9 percent over 2000. The lower sales in 2002 reflect the slowdown in activity in both the commercial original equipment and aftermarket businesses as commercial airline carriers delayed shipments of new aircraft and required fewer replacement parts for existing aircraft. Partially offsetting the sales decline was an increase in the military original equipment and aftermarket businesses. The higher sales in 2001 resulted from the continued increase in regional jet build rates and maintenance, repair and overhaul business as well as an increase in commercial aircraft builds.

Aerospace operating income was $189.4 million in 2002, $218.9 million in 2001 and $175.7 million in 2000. Included in operating income in 2002 and 2000 were $4.7 million and $4.4 million, respectively, in business realignment charges primarily related to severance costs as the workforce was adjusted in response to declining commercial aircraft orders. Operating income in 2001 and 2000 also included goodwill amortization of $7.8 million and $7.7 million, respectively. Excluding the business realignment charges and goodwill amortization, operating income as a percent of sales, was 16.5 percent in 2002 compared to 18.8 percent in 2001 and 16.5 percent in 2000. The lower margins in 2002 resulted from a lower mix of higher margin aftermarket business as well as the overall lower sales volume, resulting in lower capacity utilization. The increase in margins in 2001 resulted from a higher mix of aftermarket business as well as an increase in OEM volume.

Backlog at June 30, 2002 was $1.01 billion compared to $1.21 billion in 2001 and $1.05 billion in 2000. The lower backlog in 2002 reflects the slowdown in order rates in the commercial aircraft and regional jet market, particularly in the latter part of 2002. The higher backlog in 2001 reflects an increase in commercial aircraft build rates and orders in the regional jet market. The downward trend in commercial order rates experienced in the latter part of 2002 is expected to continue throughout 2003 as commercial airline carriers continue to delay orders for new aircraft. Order rates in the military market are expected to remain steady in 2003.

Assets declined 4.4 percent in 2002 after remaining the same in 2001 from the 2000 level. The decline in 2002 was primarily due to a decline in accounts receivable resulting from the lower sales volume. In 2001, an increase in net plant and equipment and accounts receivable was offset by a decline in inventory and net goodwill.

Other Segment
                           2002   2001   2000
---------------------------------------------
Operating income as a
   percent of sales         6.0%   7.4%   8.0%
Return on average assets   11.3%  11.7%  15.0%
---------------------------------------------

The Other Segment consists of several business units which produce motion-control and fluid power system components for use primarily in the transportation industry and a business unit which designs and manufactures custom-engineered buildings. Beginning in 2002, the Other Segment also included a business unit which develops and manufactures chemical car care and industrial products and related service programs and a business unit which administers vehicle service contract programs. These two business units were classified as assets held for sale prior to 2002. In June 2002 the Company divested the businesses which administer vehicle service contract programs and product-related service programs.

Other Segment sales in 2002 were $905.5 million, a 62.6 percent increase from 2001, following a decline in 2001 of 4.8 percent from 2000. Acquisitions and the inclusion of sales from businesses previously classified as assets held for sale accounted for all of the sales increase from 2001 to 2002. Sales in 2001 reflected lower volume experienced in the automotive market. Operating income increased 31.8 percent in 2002 following a decline in 2001 of 12.0 percent from 2000. Operating income in 2002 includes $4.7 million of business realignment charges. Operating income included goodwill amortization of $4.3 million in both 2001 and 2000. Excluding the business realignment charges and goodwill amortization, income from operations as a percent of sales was 6.6 percent in 2002 compared to 8.5 percent in 2001 and 8.8 percent in 2000. The decline in margins in 2002 was attributable to recent acquisitions and businesses previously classified as assets held for sale, which have not yet been fully integrated, contributing lower margins. The decline in operating margins in 2001 was attributable to the lower volume and pricing pressure.

Backlog was $164.3 million at June 30, 2002, compared to $109.1 million at the end of 2001 and $100.2 million at the end of 2000. The increase in 2002 is attributable to acquisitions as well as an increase in order rates in the automotive market. Order rates in the Other Segment in 2003 are anticipated to track those of the Industrial Segment.

Assets increased 47.5 percent in 2002 after an increase of 22.9 percent in 2001. The increase in assets in 2002 and 2001 was due to acquisitions and the inclusion of assets from businesses previously classified as held for sale.

Corporate assets declined 20.3 percent in 2002 and declined 2.8 percent in 2001. The 2001 amount included assets from businesses previously classified as held for sale.

                                   Page 13-5

Discussion of Consolidated Balance Sheet

The Consolidated Balance Sheet shows the Company's financial position at year-end, compared with the previous year end. This statement provides information to assist in assessing factors such as the Company's liquidity and financial resources.

The effect of currency rate changes during the year caused a $69.7 million increase in Shareholders' equity. These rate changes also caused significant increases in accounts receivable, inventories, goodwill, plant and equipment, accounts payable, various accrual accounts and long-term debt.

Working capital and the current ratio were as follows:

Working Capital (millions)    2002     2001
--------------------------------------------
Current Assets               $2,236   $2,196
Current Liabilities           1,360    1,413
Working Capital                 876      783
Current Ratio                  1.64     1.55
--------------------------------------------

Accounts receivable are primarily receivables due from customers for sales of product ($923.1 million at June 30, 2002, compared to $810.7 million at June 30, 2001). The current year increase in accounts receivable is primarily due to acquisitions, partially offset by a decrease in volume experienced during the second half of 2002 in the Aerospace operations. Days sales outstanding for the Company increased to 50 days in 2002 from 49 days in 2001. The increase in the allowance for doubtful accounts in 2002 is primarily due to receivables obtained through acquisitions.

Inventories increased to $1,052.0 million at June 30, 2002, compared to $1,008.9 million a year ago. The increase was primarily due to acquisitions, partially offset by a concerted effort to reduce inventory levels in the Industrial North American operations. Days supply of inventory on hand decreased to 87 days in 2002 from 99 days in 2001.

Net assets held for sale in 2001 represents the estimated net cash proceeds and estimated net earnings during the holding period of the metal forming business, which was acquired as part of the Commercial Intertech transaction, and the specialty chemical and warranty businesses, which were acquired as part of the Wynn's transaction. In 2002 the Company completed the divestiture of the metal forming business and the warranty businesses. During 2002, the net assets of the specialty chemical business were reclassified into their respective individual line items on the balance sheet.

Plant and equipment, net of accumulated depreciation, increased $148.3 million in 2002 as a result of acquisitions, partially offset by depreciation expense exceeding capital expenditures.

Investments and other assets increased $54.0 million in 2002 primarily due to a net change in assets related to pension plans, including an intangible asset relating to a minimum pension liability, as well as an initial investment in a joint venture.

Goodwill increased $130.1 million in 2002 as a result of acquisitions. Effective July 1, 2001 the Company adopted SFAS No. 142 and therefore further amortization of goodwill has been discontinued.

Intangible assets, net consist primarily of patents, trademarks and engineering drawings. Intangible assets, net increased $42.2 million in 2002 primarily due to current-year acquisitions.

Notes payable and long-term debt payable within one year and Long-term debt - see Cash Flows from Financing Activities discussion on page 13-7.

Accounts payable, trade increased $75.7 million in 2002 primarily due to acquisitions.

Accrued payrolls and other compensation increased to $187.0 million in 2002 from $173.6 million 2001 primarily as a result of increased headcount from acquisitions.

Accrued domestic and foreign taxes decreased to $48.3 million in 2002 from $61.9 million in 2001 primarily due to lower taxable income in 2002.

Pensions and other postretirement benefits increased 59.6 percent in 2002. These costs are explained further in Note 10 to the Consolidated Financial Statements.

Deferred income taxes decreased $54.8 million in 2002 primarily due to the tax effect related to a minimum pension liability in 2002.

Other liabilities increased to $135.1 million in 2002 from $88.3 million in 2001 primarily due to the reclassification of net assets previously held for sale.

Common stock in treasury decreased to $3.6 million in 2002 from $3.9 million in 2001.

                                   Page 13-6

Discussion of Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows reflects cash inflows and outflows from the Company's operating, investing and financing activities.

Cash and cash equivalents increased $22.8 million in 2002 after decreasing $44.9 million in 2001.

Cash Flows From Operating Activities - The Company's largest source of cash continues to be net cash provided by operating activities. Net cash provided by operating activities in 2002 was $631.0 million compared to $532.2 million in 2001 and $538.0 million in 2000. The increase in net cash provided by operating activities in 2002 is primarily due to an increase in working capital and an increase in non-cash expenses, primarily related to goodwill and asset impairments partially offset by a reduction in net income in 2002.

Cash Flows Used In Investing Activities - Net cash used in investing activities was $608.7 million in 2002 compared to $819.8 million in 2001 and $579.7 million in 2000. The significant decrease in the amount of cash used in investing activities in 2002 is attributable to a reduction in acquisition activity as well as a reduction in capital expenditures. The reduction of capital expenditures in 2002 can be attributed to a decline in product demand, the consolidation of manufacturing facilities and lean manufacturing initiatives. The Company made a number of strategic acquisitions during 2002 but the size of the acquired companies was substantially smaller than those acquired in 2001. Refer to Note 2 on page 13-18 for a summary of net assets of acquired companies at their respective acquisition dates.

Cash Flows From Financing Activities - Net cash used in investing activities was $0.8 million in 2002 compared to providing cash of $244.1 million in 2001 and $80.9 million in 2000. In 2002 the Company increased its outstanding borrowings by a net total of $61.7 million compared to an increase of $308.1 million in 2001. The lower borrowing level in 2002 was due to the increase in cash flows generated from operating activities as well as the decline in acquisition activity and capital expenditure requirements.

During 2002 the Company issued $200 million of variable rate medium-term notes due 2004 utilizing its shelf registration statement. The proceeds from this issuance were used to reduce commercial paper note borrowings. The Company has $1.0 billion available under its universal shelf registration statement as of June 30, 2002. Securities that may be issued under this shelf registration statement include debt securities, common stock, serial preferred stock, depositary shares, warrants, stock purchase contracts and stock purchase units.

The Company's goal is to maintain no less than an "A" rating on senior debt to ensure availability and reasonable cost of external funds. To meet this objective, the Company has established a financial goal of maintaining a ratio of debt to debt-equity of 34 to 37 percent.

Debt to Debt-Equity Ratio (millions)    2002     2001
------------------------------------------------------
Debt                                   $1,506   $1,404
Debt & Equity                           4,089    3,932
Ratio                                    36.8%    35.7%
------------------------------------------------------

Excluding the effect of the minimum pension liability on Shareholders' equity, the debt to debt-equity ratio at June 30, 2002 was 35.9 percent.

Common share activity in 2002 primarily includes the exercise of stock options and purchase of shares of the Company's common stock for treasury.

Dividends have been paid for 208 consecutive quarters, including a yearly increase in dividends for the last 46 fiscal years. The current annual dividend rate is $.72 per share.

As of June 30, 2002 the Company has committed lines of credit totaling $825 million through two multi-currency unsecured revolving credit agreements. The credit agreements support the Company's commercial paper note program, which is rated A-1 by Standard & Poor's, P-1 by Moody's and F-1 by Fitch, Inc. The revolving credit agreements contain provisions that increase the facility fee of the credit agreement in the event the Company's credit ratings are changed. A credit rating change would not limit the Company's ability to the use the credit agreements nor would it accelerate the repayment of any outstanding borrowings.

The Company seeks to minimize its total cost of borrowing and therefore uses its commercial paper note program as its primary source of working capital liquidity. The primary alternative source of borrowing for working capital liquidity is the committed lines of credit which typically bear a higher cost of borrowing.

The Company's revolving credit agreements and certain debt agreements contain certain financial and other covenants, the violation of which would limit or preclude the use of the agreements for future borrowings. The Company is in compliance with all covenants and expects to remain in compliance during the term of the agreements.

                                   Page 13-7

Based upon the Company's past performance and current expectations, management believes the cash flows generated from future operating activities should provide adequate funds to support internal growth and continued improvements in the Company's manufacturing facilities and equipment. The Company's worldwide financial capabilities may be used to support planned growth as needed.

Cash Obligations - Under various agreements the Company is obligated to make future cash payments in fixed amounts. These include payments under the Company's long-term debt agreements and rent payments required under operating lease agreements. The following table summarizes the Company's fixed cash obligations as of June 30, 2002 over the next five fiscal years.

----------------------   -------   --------   -------   --------   -------
In thousands               2003      2004      2005       2006      2007
----------------------   -------   --------   -------   --------   -------
Long-term debt           $19,810   $397,841   $15,863   $317,447   $37,471
Minimum lease payments    52,463     38,218    25,755     13,645    10,574
----------------------   -------   --------   -------   --------   -------
Total                    $72,273   $436,059   $41,618   $331,092   $48,045
----------------------   -------   --------   -------   --------   -------

Quantitative and Qualitative Disclosures About Market Risk

The Company enters into forward exchange contracts, costless collar contracts and cross-currency swap agreements to reduce its exposure to fluctuations in related foreign currencies. The total carrying and fair value of open contracts and any risk to the Company as a result of these arrangements is not material to the Company's financial position, liquidity or results of operations.

The Company's debt portfolio contains variable rate debt, inherently exposing the Company to interest rate risk. The Company's objective is to maintain a 60/40 mix between fixed rate and variable rate debt thereby limiting its exposure to changes in near term interest rates. In addition, the Company has entered into an interest rate swap agreement for a $200 million notional principal amount. The agreement is with a major financial institution and the risk of loss is considered remote. The carrying value and fair value of the swap agreement is not material to the Company's financial position, liquidity or results of operations. A 100 basis point increase in near-term interest rates would increase annual interest expense on variable rate debt by approximately $6.0 million.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The policies discussed below are considered by management to be more critical than other policies because their application places the most significant demands on management's judgment.

Revenue recognition - Substantially all of the Industrial Segment and Other Segment revenues are recognized when the risks and rewards of ownership and title to the product has transferred to the customer. This generally takes place at the time the product is shipped. The Aerospace Segment uses the percentage of completion method to recognize a portion of its revenue. The percentage of completion method requires the use of estimates of costs to complete long-term contracts and for some contracts, includes estimating costs related to aftermarket orders. The estimation of these costs requires substantial judgment on the part of management due to the duration of the contracts as well as the technical nature of the products involved. Adjustments to estimated costs are made on a consistent basis and a contract reserve is established when the costs to complete a contract exceed the contract revenues.

Impairment of Goodwill and Long-lived Assets- Goodwill is tested for impairment, at the reporting unit level, on an annual basis and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit's goodwill may exceed its fair value. A discounted cash flow model is used to estimate the fair value of a reporting unit. This model requires the use of long-term planning forecasts and assumptions regarding industry specific economic conditions that are outside the control of the Company. Long-lived assets held for use are evaluated for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use and eventual disposition is less than their carrying value. The long-term nature of these assets require the estimation of its cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test.

                                   Page 13-8

Inventories - Inventories are valued at the lower of cost or market. Cost is determined on the last-in, first-out basis for a majority of U.S. inventories and on the first-in, first-out basis for the balance of the Company's inventories. Inventories have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on management's review of inventories on hand compared to estimated future usage and sales.

Pensions and Postretirement Benefits Other Than Pensions - The annual net periodic expense and benefit obligations related to the Company's defined benefit plans are determined on an actuarial basis. This determination requires critical assumptions regarding the discount rate, long-term return on plan assets, increases in compensation levels, amortization periods for actuarial gains and losses and health care cost trends. The assumptions used are reviewed periodically by management in consultation with the Company's outside actuary. Changes in the assumptions to reflect actual experience could result in a material change in the annual net periodic expense and benefit obligations reported in the financial statements.

Other Loss Reserves - The Company has a number of loss exposures incurred in the ordinary course of business such as environmental claims, product liability, litigation, recoverability of deferred income tax benefits and accounts receivable reserves. Establishing loss reserves for these matters requires management's estimate and judgment with regards to risk exposure and ultimate liability or realization. These loss reserves are reviewed periodically and adjustments are made to reflect the most recent facts and circumstances.

Recently Issued Accounting Pronouncements

In June 2001 the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting for obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 requires that the fair value of a liability for an asset's retirement obligation be recognized in the period in which it is incurred and capitalized as part of the carrying amount of the long-lived asset and is effective for fiscal years beginning after June 15, 2002. In August 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of and is effective for fiscal years beginning after December 15, 2001. In May 2002 the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 primarily requires that gains or losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria of APB Opinion No. 30 and is effective for fiscal years beginning after May 15, 2002. In July 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and is effective for exit or disposal activities initiated after December 31, 2002. The implementation of these accounting pronouncements is not expected to have a material effect on the Company's results of operations, cash flows or financial position.

                                   Page 13-9

Consolidated Statement of Income

                                                              For the years ended June 30,
                                                          ------------------------------------
(Dollars in thousands, except per share amounts)             2002         2001         2000
----------------------------------------------------------------------------------------------
Net sales                                                 $6,149,122   $5,979,604   $5,385,618
Cost of sales                                              5,116,570    4,728,156    4,186,850
----------------------------------------------------------------------------------------------
Gross profit                                               1,032,552    1,251,448    1,198,768
Selling, general and administrative expenses                 686,485      679,963      575,906
Goodwill impairment loss (Note 7)                             39,516
Interest expense                                              82,484       90,362       59,183
Interest and other (income), net                              (2,483)      (4,800)      (4,112)
Loss (gain) on disposal of assets                              8,514      (47,673)       5,604
----------------------------------------------------------------------------------------------
Income before income taxes                                   218,036      533,596      562,187
Income taxes (Note 4)                                         87,886      189,426      193,955
----------------------------------------------------------------------------------------------
Income before extraordinary item                             130,150      344,170      368,232
Extraordinary item - extinguishment of debt (Note 9)                       (3,378)
----------------------------------------------------------------------------------------------
Net income                                                $  130,150   $  340,792   $  368,232
----------------------------------------------------------------------------------------------
Earnings per share (Note 5)
   Basic earnings per share before extraordinary item     $     1.13   $     3.01   $     3.34
   Extraordinary item - extinguishment of debt                               (.03)
----------------------------------------------------------------------------------------------
   Basic earnings per share                               $     1.13   $     2.98   $     3.34
----------------------------------------------------------------------------------------------
   Diluted earnings per share before extraordinary item   $     1.12   $     2.99   $     3.31
   Extraordinary item - extinguishment of debt                               (.03)
----------------------------------------------------------------------------------------------
   Diluted earnings per share                             $     1.12   $     2.96   $     3.31
----------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Comprehensive Income

                                                                  For the years ended June 30,
                                                                -------------------------------
(Dollars in thousands)                                             2002       2001       2000
-----------------------------------------------------------------------------------------------
Net income                                                      $ 130,150   $340,792   $368,232
Other comprehensive income (loss), net of taxes (Note 11):
   Foreign currency translation adjustment                         69,673    (89,659)   (32,600)
   Minimum pension liability                                     (107,563)
   Net unrealized (loss) gain on marketable equity securities      (5,076)    10,586
-----------------------------------------------------------------------------------------------
Comprehensive income                                            $  87,184   $261,719   $335,632
-----------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

                                   Page 13-10

Business Segment Information
By Industry

(Dollars in thousands)                                                       2002         2001         2000
--------------------------------------------------------------------------------------------------------------
Net sales:
   Industrial:
      North America                                                       $2,792,315   $2,941,697   $2,486,372
      International                                                        1,278,694    1,275,516    1,175,880
   Aerospace                                                               1,172,608    1,205,624    1,138,328
   Other                                                                     905,505      556,767      585,038
--------------------------------------------------------------------------------------------------------------
                                                                          $6,149,122   $5,979,604   $5,385,618
==============================================================================================================
Segment operating income (a):
   Industrial:
      North America                                                       $  141,314   $  322,786   $  379,251
      International                                                           55,749       92,561       84,317
   Aerospace                                                                 189,353      218,851      175,710
   Other                                                                      54,643       41,451       47,084
--------------------------------------------------------------------------------------------------------------
Total segment operating income                                               441,059      675,649      686,362
Corporate administration                                                      73,335       85,738       58,210
--------------------------------------------------------------------------------------------------------------
Income before interest expense and other                                     367,724      589,911      628,152
Interest expense                                                              82,484       90,362       59,183
Other expense (income)                                                        67,204      (34,047)       6,782
--------------------------------------------------------------------------------------------------------------
Income before income taxes                                                $  218,036   $  533,596   $  562,187
==============================================================================================================
Pro forma segment operating income excluding goodwill amortization (b):
   Industrial:
      North America                                                       $  141,314   $  353,842   $  390,458
      International                                                           55,749      104,930       95,665
   Aerospace                                                                 189,353      226,651      183,370
   Other                                                                      54,643       45,798       51,362
--------------------------------------------------------------------------------------------------------------
Total segment operating income                                               441,059      731,221      720,855
Corporate administration                                                      73,335       85,738       58,210
--------------------------------------------------------------------------------------------------------------
Income before interest expense and other                                     367,724      645,483      662,645
Interest expense                                                              82,484       90,362       59,183
Other expense (income)                                                        67,204      (38,057)       4,801
--------------------------------------------------------------------------------------------------------------
Income before income taxes                                                $  218,036   $  593,178   $  598,661
==============================================================================================================
Identifiable assets:
   Industrial                                                             $3,932,864   $3,528,652   $2,889,895
   Aerospace                                                                 679,371      710,555      709,731
   Other                                                                     575,439      390,006      317,462
--------------------------------------------------------------------------------------------------------------
                                                                           5,187,674    4,629,213    3,917,088
   Corporate (c)                                                             564,909      708,448      729,211
--------------------------------------------------------------------------------------------------------------
                                                                          $5,752,583   $5,337,661   $4,646,299
==============================================================================================================
Property additions (d):
   Industrial                                                             $  295,139   $  412,042   $  307,360
   Aerospace                                                                  20,266       37,152       20,720
   Other                                                                      47,112       14,935       22,291
   Corporate                                                                   4,679       12,030           --
--------------------------------------------------------------------------------------------------------------
                                                                          $  367,196   $  476,159   $  350,371
==============================================================================================================
Depreciation:
   Industrial                                                             $  183,917   $  160,577   $  126,377
   Aerospace                                                                  19,806       19,729       21,342
   Other                                                                      21,926       16,262       15,701
   Corporate                                                                   5,586        3,702        3,936
--------------------------------------------------------------------------------------------------------------
                                                                          $  231,235   $  200,270   $  167,356
==============================================================================================================

                                   Page 13-11

By Geographic Area (e)
(Dollars in thousands)      2002         2001         2000
-------------------------------------------------------------
Net sales:
   North America         $4,567,370   $4,561,217   $4,075,865
   International          1,581,752    1,418,387    1,309,753
-------------------------------------------------------------
                         $6,149,122   $5,979,604   $5,385,618
=============================================================

Long-lived assets:
   North America         $1,249,767   $1,186,834   $  969,788
   International            447,198      361,854      371,127
-------------------------------------------------------------
                         $1,696,965   $1,548,688   $1,340,915
=============================================================

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

(a) Income before income taxes for 2001 and 2000 includes goodwill amortization of $59,582 ($31,056 in Industrial North America; $12,369 in Industrial International; $7,800 in Aerospace; $4,347 in Other; and $4,010 in Other expense (income)) and $36,474 ($11,207 in Industrial North America; $11,348 in Industrial International; $7,660 in Aerospace; $4,278 in Other; and $1,981 in Other expense (income)), respectively.

(b) Amounts for 2001 and 2000 exclude goodwill amortization, reflecting the Company's adoption of SFAS No. 142, "Goodwill and Other Intangible Assets."

(c) Corporate assets are principally cash and cash equivalents, domestic deferred income taxes, investments, benefit plan assets, headquarters facilities, assets held for sale and the major portion of the Company's domestic data processing equipment.

(d) Includes value of net plant and equipment at the date of acquisition of acquired companies accounted for by the purchase method and the reclassification of assets previously held for sale (2002 - $160,632; 2001
     - $141,411; 2000 - $119,889).

(e) Net sales are attributed to countries based on the location of the selling unit. North America includes the United States, Canada and Mexico. No country other than the United States represents greater than 10% of consolidated sales. Long-lived assets are comprised of property, plant and equipment based on physical location.

                                   Page 13-12

Consolidated Balance Sheet

                                                                                              June 30,
                                                                                      -----------------------
(Dollars in thousands)                                                                   2002         2001
-------------------------------------------------------------------------------------------------------------
Assets
Current Assets
Cash and cash equivalents                                                             $   46,384   $   23,565
Accounts receivable, less allowance for doubtful accounts
   (2002 - $15,396; 2001 - $11,110)                                                    1,006,313      922,325
Inventories (Notes 1 and 6):
   Finished products                                                                     531,821      495,704
   Work in process                                                                       353,410      344,861
   Raw materials                                                                         166,737      168,299
-------------------------------------------------------------------------------------------------------------
                                                                                       1,051,968    1,008,864
Prepaid expenses                                                                          48,532       39,486
Deferred income taxes (Notes 1 and 4)                                                     82,421       91,439
Net assets held for sale (Note 2)                                                             --      110,683
-------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                   2,235,618    2,196,362
Plant and equipment (Note 1):
   Land and land improvements                                                            167,915      152,723
   Buildings and building equipment                                                      873,152      753,909
   Machinery and equipment                                                             2,245,295    1,975,996
   Construction in progress                                                               67,896      123,436
-------------------------------------------------------------------------------------------------------------
                                                                                       3,354,258    3,006,064
Less accumulated depreciation                                                          1,657,293    1,457,376
-------------------------------------------------------------------------------------------------------------
                                                                                       1,696,965    1,548,688
Investments and other assets (Note 1)                                                    675,877      621,904
Goodwill (Notes 1 and 7)                                                               1,083,768      953,648
Intangible assets, net (Notes 1 and 7)                                                    51,286        9,067
Deferred income taxes (Notes 1 and 4)                                                      9,069        7,992
-------------------------------------------------------------------------------------------------------------
Total Assets                                                                          $5,752,583   $5,337,661
=============================================================================================================

Liabilities and Shareholders' Equity
Current Liabilities
Notes payable and long-term debt payable within one year (Notes 8 and 9)              $  416,693   $  546,502
Accounts payable, trade                                                                  443,525      367,806
Accrued payrolls and other compensation                                                  187,037      173,556
Accrued domestic and foreign taxes                                                        48,309       61,874
Other accrued liabilities                                                                264,273      263,391
-------------------------------------------------------------------------------------------------------------

Total Current Liabilities                                                              1,359,837    1,413,129
Long-term debt (Note 9)                                                                1,088,883      857,078
Pensions and other postretirement benefits (Notes 1 and 10)                              508,313      318,527
Deferred income taxes (Notes 1 and 4)                                                     76,955      131,708
Other liabilities                                                                        135,079       88,304
-------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                      3,169,067    2,808,746
-------------------------------------------------------------------------------------------------------------
Shareholders' Equity (Note 11)
Serial preferred stock, $.50 par value, authorized 3,000,000 shares; none issued
Common stock, $.50 par value, authorized 600,000,000 shares;
   issued 118,124,294 shares in 2002 and 117,409,197 shares in 2001 at par value          59,062       58,705
Additional capital                                                                       378,918      346,228
Retained earnings                                                                      2,473,808    2,426,496
Unearned compensation related to ESOP (Note 9)                                           (79,474)     (96,398)
Deferred compensation related to stock options                                             2,347        2,347
Accumulated other comprehensive (loss)                                                  (247,497)    (204,531)
-------------------------------------------------------------------------------------------------------------
                                                                                       2,587,164    2,532,847
Common stock in treasury at cost: 100,130 shares in 2002 and 100,000 shares in 2001       (3,648)      (3,932)
-------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                             2,583,516    2,528,915
-------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                            $5,752,583   $5,337,661
=============================================================================================================

The accompanying notes are an integral part of the financial statements.

                                   Page 13-13

Consolidated Statement of Cash Flows

                                                                            For the years ended June 30,
                                                                         ---------------------------------
(Dollars in thousands)                                                      2002       2001         2000
----------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net income                                                               $ 130,150   $ 340,792   $ 368,232
   Adjustments to reconcile net income to net cash
         provided by operating activities:
      Depreciation                                                         231,235     200,270     167,356
      Amortization                                                          50,363      64,257      39,052
      Deferred income taxes                                                 29,095      44,902     (11,867)
      Foreign currency transaction loss                                      5,629       4,159       5,082
      Loss (gain) on sale of plant and equipment                            12,125     (55,914)     (5,288)
      Net effect of extraordinary loss                                                   3,378
      Changes in assets and liabilities, net of
         effects from acquisitions and divestitures:
      Accounts receivable                                                   70,993      (6,725)    (42,386)
      Inventories                                                          111,041       7,865      17,248
      Prepaid expenses                                                      (4,458)      4,799      (7,881)
      Assets held for sale                                                   3,242      43,069
      Other assets                                                           2,702     (66,376)    (53,105)
      Accounts payable, trade                                              (10,956)    (43,697)     21,792
      Accrued payrolls and other compensation                              (15,465)    (13,586)      8,021
      Accrued domestic and foreign taxes                                   (25,356)     (6,136)     30,124
      Other accrued liabilities                                             13,038     (10,444)     (7,533)
      Pensions and other postretirement benefits                            (3,872)     18,501       3,642
      Other liabilities                                                     31,540       3,051       5,551
----------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities                      631,046     532,165     538,040

Cash Flows From Investing Activities
   Acquisitions (less cash acquired of $3,118 in 2002, $10,143 in 2001
      and $1,158 in 2000)                                                 (388,315)   (583,254)   (351,011)
   Capital expenditures                                                   (206,564)   (334,748)   (230,482)
   Proceeds from sale of plant and equipment                                19,849      90,044      32,051
   Proceeds from divestitures                                                3,222
   Other                                                                   (36,910)      8,130     (30,267)
----------------------------------------------------------------------------------------------------------
            Net cash (used in) investing activities                       (608,718)   (819,828)   (579,709)

Cash Flows From Financing Activities
   Proceeds from common share activity                                      20,250      15,971       1,202
   (Payments of) proceeds from notes payable, net                         (146,170)    197,324     272,440
   Proceeds from long-term borrowings                                      235,794     304,172      12,600
   (Payments of) long-term borrowings                                      (27,913)   (193,409)   (130,419)
   Dividends paid, net of tax benefit of ESOP shares                       (82,838)    (79,921)    (74,963)
----------------------------------------------------------------------------------------------------------
            Net cash (used in) provided by financing activities               (877)    244,137      80,860
   Effect of exchange rate changes on cash                                   1,368      (1,369)     (4,008)
----------------------------------------------------------------------------------------------------------
   Net increase (decrease) in cash and cash equivalents                     22,819     (44,895)     35,183
   Cash and cash equivalents at beginning of year                           23,565      68,460      33,277
----------------------------------------------------------------------------------------------------------
   Cash and cash equivalents at end of year                              $  46,384   $  23,565   $  68,460
==========================================================================================================

Supplemental Data:
   Cash paid during the year for:
      Interest, net of capitalized interest                              $  78,446   $  84,183   $  56,341
      Income taxes                                                          76,830     183,546     167,211
   Non-cash investing activities:
      Stock issued for acquisitions                                         13,081                 184,263
==========================================================================================================

The accompanying notes are an integral part of the financial statements.

                                   Page 13-14

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

Note 1
Significant Accounting Policies

The significant accounting policies followed in the preparation of the accompanying consolidated financial statements are summarized below.

Nature of Operations - The Company is a leading worldwide full-line manufacturer of motion control products, including fluid power systems, electromechanical controls and related components. The Company evaluates performance based on segment operating income before Corporate general and administrative expenses, Interest expense and Income taxes.

The Company operates in two principal business segments: Industrial and Aerospace. The Industrial Segment is an aggregation of several business units which manufacture motion-control and fluid power system components for builders and users of various types of manufacturing, packaging, processing, transportation, agricultural, construction, and military machinery, vehicles and equipment. Industrial Segment products are marketed primarily through field sales employees and independent distributors. The North American Industrial business represents the largest portion of the Company's manufacturing plants and distribution networks and primarily services North America. The International Industrial operations bring Parker products and services to countries throughout Europe, Asia Pacific and Latin America.

The Aerospace Segment produces hydraulic, fuel and pneumatic systems and components which are utilized on virtually every domestic commercial, military and general aviation aircraft and also performs a vital role in naval vessels, land-based weapons systems, satellites and space vehicles. This Segment serves original equipment and maintenance, repair and overhaul customers worldwide. Aerospace Segment products are marketed by field sales employees and are sold directly to manufacturers and end users.

The Company also reports an Other Segment consisting of several business units which manufacture motion-control and fluid power system components for use primarily in the transportation industry, a business unit which designs and manufactures custom-engineered buildings and beginning in fiscal 2002, a business unit which develops and manufactures chemical car care and industrial products and related service programs and a business unit which administers vehicle service contract programs. The products in this segment are marketed primarily through field sales employees and independent distributors. The business unit which administers vehicle service contract and product service programs was divested in June 2002 (see Note 2 for further discussion).

See the table of Business Segment Information "By Industry" and "By Geographic Area" on pages 13-11 and 13-12 for further disclosure of business segment information.

There are no individual customers to whom sales are four percent or more of the Company's consolidated sales. Due to the diverse group of customers throughout the world the Company does not consider itself exposed to any concentration of credit risks.

The Company manufactures and markets its products throughout the world. Although certain risks and uncertainties exist, the diversity and breadth of the Company's products and geographic operations mitigate significantly the risk that adverse changes would materially affect the Company's operating results.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Consolidation - The consolidated financial statements include the accounts of all domestic and foreign subsidiaries. All material intercompany transactions and profits have been eliminated in the consolidated financial statements. The Company does not have off-balance sheet arrangements with unconsolidated special-purpose entities. Within the Business Segment Information, intersegment and interarea sales are recorded at fair market value and are immaterial in amount.

                                   Page 13-15

Revenue Recognition - Revenue is recognized when the risks and rewards of ownership and title to the product has transferred to the customer. The Company's revenue recognition policies are in compliance with the SEC's Staff Accounting Bulletin (SAB) No. 101. Shipping and handling costs billed to customers are included in Net sales and the related costs in Cost of sales.

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

Long-term Contracts - The Company enters into long-term contracts for the production of aerospace products and the manufacture of custom-engineered buildings. For financial statement purposes, revenues are recognized using the percentage-of-completion method. Unbilled costs on these contracts are included in inventory. Progress payments are netted against the inventory balances. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Plant, Equipment and Depreciation - Plant and equipment are recorded at cost and are depreciated principally using the straight-line method for financial reporting purposes. Depreciation rates are based on estimated useful lives of the assets, generally 40 years for buildings; 15 years for land improvements and building equipment; 10 years for machinery; seven years for equipment; and three to five years for vehicles and office equipment. Improvements which extend the useful life of property are capitalized, and maintenance and repairs are expensed. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in current income.

Investments and Other Assets - Investments in joint-venture companies in which ownership is 50% or less and in which the Company does not have operating control are stated at cost plus the Company's equity in undistributed earnings. These investments and the related earnings are not material to the consolidated financial statements. During 2002 the Company recorded a $4,973 charge ($.04 per share) related to an equity investment adjustment in a publicly traded Japanese company. The amount for 2002 includes an intangible asset recognized in connection with an additional minimum pension liability.

Goodwill - On July 1, 2001 the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" and therefore ceased amortizing goodwill as of that date. Prior to the adoption of SFAS No. 142, the Company amortized goodwill, on a straight-line basis, over periods ranging from 15 years to 40 years. The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

Intangible Assets - Intangible assets primarily include patents, trademarks and engineering drawings and are recorded at cost and amortized on a straight-line method over their legal or estimated useful life.

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

Financial Instruments - The Company's financial instruments consist primarily of investments in cash, cash equivalents and long-term investments as well as obligations under notes payable and long-term debt. The carrying values for Cash and cash equivalents, Investments and other assets and Notes payable approximate fair value. See Note 9 for fair value of long-term debt.

                                   Page 13-16

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

The Company has entered into an interest rate swap agreement for a $200 million notional principal amount. The swap agreement converts a portion of variable rate debt to a fixed rate through 2004. The net payments or receipts under this agreement are recognized as an adjustment to Interest expense. The agreement is with a major financial institution and the risk of loss is considered remote.

In addition, the Company's foreign locations, in the ordinary course of business, enter into financial guarantees, through financial institutions, which enable customers to be reimbursed in the event of nonperformance by the Company.

The total carrying and fair value of open contracts and any risk to the Company as a result of the above mentioned arrangements is not material.

Stock Options - The Company applies the intrinsic-value based method to account for stock options granted to employees or outside Directors to purchase common shares. The option price equals the market price of the underlying common shares on the date of grant, therefore no compensation expense is recognized. See Note 12 for additional information on stock options.

Recent Accounting Pronouncements - In June 2001 the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset's retirement obligation be recognized in the period in which it is incurred and capitalized as part of the carrying amount of the long lived asset and is effective for fiscal years beginning after June 15, 2002. In August 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of and is effective for fiscal years beginning after December 15, 2001. In May 2002 the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 primarily requires that gains or losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria of APB Opinion 30 and is effective for fiscal years beginning after May 15, 2002. In July 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and is effective for exit or disposal activities initiated after December 31, 2002. The implementation of these accounting pronouncements is not expected to have a material effect on the Company's results of operations, cash flows or financial position.

Reclassifications - Certain prior period amounts have been reclassified to conform to the current year presentation.

                                   Page 13-17

Note 2
Acquisitions and Net Assets Held for Sale and Divestitures

Acquisitions - On July 16, 2001 the Company completed the acquisition of Dana Corporation's Chelsea Products Division (Chelsea). Chelsea is a supplier of power take-offs and related auxiliary power devices for medium and heavy-duty mobile equipment. On August 31, 2001 the Company acquired the Aeroquip Air Conditioning and Refrigeration (AC&R) business from Eaton Corporation. AC&R produces mechanical controls and fluid systems for the residential and commercial air conditioning and refrigeration markets. On October 19, 2001 the Company acquired the assets of the global fluid management business of Dayco Industrial from MarkIV/BC Partners. The Dayco assets acquired include Imperial-Eastman products and a wide array of hydraulic and industrial hose and connectors. On February 1, 2002 the Company completed its acquisition of ITR SpA, a subsidiary of the SAIAG Group. ITR is a manufacturer of hoses, fittings and rubber compounds for hydraulic, industrial and oil and gas applications. On May 23, 2002 the Company acquired the assets of Camfil Farr's Engine Air Filter business (Farr). Farr produces air-intake filtration products for heavy-duty off-road equipment, marine applications and power generation. Combined annual sales for these operations, for their most recent fiscal year prior to acquisition, were approximately $608 million. Total purchase price for these businesses was approximately $367 million in cash and $13 million in common stock.

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

On February 3, 2000 the Company acquired the assets of Dana Corporation's Gresen Hydraulics business, located in Minneapolis, Minnesota, Sarasota, Florida and Cachoeirinha, R.S., Brazil, a manufacturer of a wide range of hydraulic pumps, motors, cylinders, control valves, filters and electronic controls for on- and off-highway vehicles. On April 11, 2000 the Company completed its merger with Commercial Intertech Corp. of Youngstown, Ohio with the Company being the surviving corporation. Commercial Intertech's hydraulics business manufactures gear pumps and motors, control valves and telescopic cylinders for use on heavy-duty mobile equipment. On May 30, 2000 the Company acquired the assets of Whatman's Industrial Filtration Business, based in Haverill, Massachusetts and Maidstone, United Kingdom, a manufacturer of high quality purification products and gas generators for a variety of industrial applications. Combined annual sales for these operations, for their most recent fiscal year prior to acquisition, were approximately $716 million. Total purchase price for these businesses was approximately $339 million in cash, 4.3 million shares of common stock valued at $184 million and assumed debt of $104 million.

These acquisitions were accounted for by the purchase method, and results of operations are included as of the respective dates of acquisition. The net assets acquired from acquisitions discussed above and other acquisitions not specifically discussed above in 2002, 2001 and 2000 are as follows:

                                   Page 13-18

                                         2002       2001       2000
---------------------------------------------------------------------
Assets acquired:
   Accounts receivable                 $ 95,436   $ 87,514   $ 72,651
   Inventories                          101,917     67,904     90,319
   Prepaid expenses                       1,855     11,730      2,329
   Assets held for sale                             84,640    164,000
   Deferred income taxes                  8,713     10,029     27,814
   Plant & equipment                    151,116    141,411    119,889
   Other assets                          46,876     12,072    246,915
   Goodwill                             103,916    383,878    158,230
---------------------------------------------------------------------
                                        509,829    799,178    882,147
---------------------------------------------------------------------
Liabilities and equity assumed:
   Notes payable                          9,099     20,926      2,433
   Accounts payable                      57,421     36,545     41,315
   Accrued payrolls                      17,483     20,587     18,345
   Accrued taxes                            638     (5,463)   102,473
   Other accrued liabilities             12,462     73,996     56,432
   Long-term debt                         1,481     53,823    107,195
   Pensions and other postretirement
      benefits                            9,849      2,483     22,964
   Deferred income taxes                            13,027
   Unearned compensation                                       (4,285)
---------------------------------------------------------------------
                                        108,433    215,924    346,872
---------------------------------------------------------------------
Net assets acquired                    $401,396   $583,254   $535,275
=====================================================================

Net assets held for sale and divestitures - At June 30, 2001, Net assets held for sale included the estimated net cash proceeds and estimated earnings during the holding period of the metal forming business, which was acquired as part of Commercial Intertech in fiscal 2000, and the specialty chemical and warranty businesses, which were acquired as part of Wynn's International in fiscal 2001. In July 2001 the Company completed the divestiture of the metal forming business and in June 2002 completed the divestiture of the business units which administer vehicle service contract and product service programs. The divestitures resulted in a gain of $4,464 million (no gain after-tax) which is reflected in (Loss) gain on disposal of assets in the Consolidated Statement of Income. The net assets of the specialty chemical business were reclassified into their respective individual line items during fiscal 2002. The results of operations of the divested businesses were part of the Other Segment for segment reporting purposes and were immaterial to the consolidated results of operations of the Company.

Note 3
Charges Related to Business Realignment and Gain on Sale of Real Property

In 2002 the Company recorded a $37,352 charge ($24,466 after-tax or $.21 per share) related to costs of appropriately structuring its businesses in response to current and anticipated economic conditions. The business realignment charge consists of severance costs of $22,578 and $14,774 of costs relating to the consolidation of manufacturing product lines, primarily asset impairments. The severance costs are attributable to approximately 1,050 employees in the Industrial Segment, 440 employees in the Aerospace Segment and 320 employees in the Other segment. The majority of severance payments have been made with the remaining payments to be made by the end of fiscal 2003. The asset impairment portion relates to assets that are in the process of being disposed of and was calculated as the amount by which the carrying value of the assets exceeded their estimated selling price. Of the pre-tax amount, $28,002 relates to the Industrial Segment, $4,667 relates to the Aerospace Segment and $4,683 relates to the Other Segment. The business realignment charge is presented in the Consolidated Statement of Income for 2002 in the following captions: $23,977 in Cost of sales; $3,987 in Selling, general and administrative expenses; and $9,388 in Loss (gain) on disposal of assets.

                                   Page 13-19

In 2001 the Company recorded a $55,548 gain ($34,662 after-tax or $.30 per share) realized on the sale of real property located in Southern California. The property had served as a headquarters and manufacturing locale for the Company's Aerospace Group and several of its divisions. Such operations have relocated to other previously owned or leased facilities in the area. The Company does not currently anticipate additional property sales of this magnitude occurring in the future. The gain is reflected in the Consolidated Statement of Income in the Loss (gain) on disposal of assets caption.

In 2001 the Company recorded a $28,724 charge ($18,474 after-tax or $.16 per share) related to costs of appropriately structuring its businesses in response to current economic conditions. The business realignment charge includes severance costs and employee-related benefits of $17,673 and $11,051 of other costs, primarily certain asset impairments. The severance costs and employee-related benefits are attributable to approximately 1,436 employees in the Industrial Segment and 27 employees in the Other Segment. All severance and employee-related benefit payments were made in fiscal 2002. The asset impairment portion represents the amount by which the carrying value of the assets exceeded their estimated future undiscounted cash flows. The business realignment charge is presented in the Consolidated Statement of Income for 2001 in the following captions: $12,071 in Cost of sales; $6,691 in Selling, general and administrative expenses; $3,009 in Interest and other (income), net; and $6,953 in Loss (gain) on disposal of assets.

In 2000 the Company recorded a $8,555 charge ($5,560 after-tax or $.05 per share) related to the costs of appropriately structuring its businesses to operate in their current economic environment. The charge primarily related to severance costs attributable to approximately 250 employees in the Industrial Segment. As of June 30, 2000, the Company had made all severance payments. A change in the future utilization of long-lived assets at certain locations triggered an impairment review of these long-lived assets during 2000. The Company evaluated the recoverability of the long-lived assets and determined that the estimated future undiscounted cash flows were below the carrying value of these assets. Accordingly, the Company recorded a non-cash impairment loss of $4,875 ($3,169 after-tax or $.03 per share). Of the pre-tax amount, $3,499 relates to the Aerospace Segment and $1,376 relates to the Industrial Segment. The severance and impairment loss is presented in the Consolidated Statement of Income for 2000 in the following captions: $2,552 in Cost of sales; $2,476 in Selling, general and administrative expenses; and $8,402 in Loss (gain) on disposal of assets.

Note 4
Income Taxes

Income taxes before extraordinary items include the following:

                        2002      2001       2000
---------------------------------------------------
Federal               $32,728   $103,215   $140,663
Foreign                26,054     30,791     29,393
State and local             9     10,518     11,099
Deferred               29,095     44,902     12,800
---------------------------------------------------
                      $87,886   $189,426   $193,955
===================================================

A reconciliation of the Company's effective income tax rate to the statutory Federal rate follows:

                                       2002   2001   2000
---------------------------------------------------------
Statutory Federal income tax rate      35.0%  35.0%  35.0%
State and local income taxes             .9    1.9    1.5
Export tax benefit                     (4.3)  (2.4)  (1.7)
Foreign tax rate difference            (1.8)  (1.1)  (1.1)
Cash surrender of life insurance        2.2     .4    (.4)
Nondeductible goodwill                  5.7    2.3    1.2
Other                                   2.6    (.6)
---------------------------------------------------------
Effective income tax rate              40.3%  35.5%  34.5%
=========================================================

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:

                                   Page 13-20

                                         2002        2001
-----------------------------------------------------------
Postretirement benefits               $  60,672   $ (10,951)
Other liabilities and reserves           64,727      66,281
Long-term contracts                      15,574       9,046
Operating loss carryforwards             71,221      54,452
Foreign tax credit carryforwards          5,200       8,171
Valuation allowance                     (62,559)    (35,544)
Depreciation and amortization          (153,633)   (135,502)
Inventory                                13,531      12,500
-----------------------------------------------------------
Net deferred tax asset (liability)    $  14,733   $ (31,547)
===========================================================
Change in net deferred tax asset
(liability):
Provision for deferred tax            $ (29,095)  $ (44,902)
Items of other comprehensive
income (loss)                            67,589      (7,528)
Acquisitions                              7,786      18,704
-----------------------------------------------------------
Total change in net deferred tax      $  46,280   $ (33,726)
===========================================================

At June 30, 2002, the Company recognized tax benefits of $71,221 resulting from $319,948 in operating loss carryforwards. Some of the loss carryforwards can be carried forward indefinitely and others can be carried forward from one to 19 years. A valuation allowance has been established due to the uncertainty of realizing certain operating loss carryforwards. The recognition of any future tax benefit resulting from the reduction of $35,763 of the valuation allowance will reduce any goodwill related to the Commercial Intertech acquisition remaining at the time of the reduction.

Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of certain international operations as those earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the eventual remittance of such earnings.

Accumulated undistributed earnings of foreign operations reinvested in their operations amounted to $267,093, $333,796 and $276,481, at June 30, 2002, 2001
and 2000, respectively.

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

Diluted earnings per share is computed using the weighted average number of common shares and common share equivalents outstanding during the year. Common share equivalents represent the dilutive effect of outstanding stock options. The computation of net income per share was as follows:

                                   Page 13-21

                                   2002           2001           2000
-------------------------------------------------------------------------
Numerator:
Net income applicable
  to common shares             $    130,150   $    340,792   $    368,232
=========================================================================

Denominator:
Basic - weighted average
  common shares                 115,408,872    114,304,977    110,330,711
Increase in weighted average
  from dilutive effect of
  exercise of stock options         651,847        759,470        913,921
-------------------------------------------------------------------------
Diluted - weighted average
  common shares, assuming
  exercise of stock options     116,060,719    115,064,447    111,244,632
=========================================================================

Basic earnings per share       $       1.13   $       2.98   $       3.34
Diluted earnings per share     $       1.12   $       2.96   $       3.31
=========================================================================

Note 6
Inventories

Inventories valued on the last-in, first-out cost method were approximately 42% in 2002 and 44% in 2001 of total inventories. The current cost of these inventories exceeds their valuation determined on the LIFO basis by $151,329 in 2002 and $147,300 in 2001. Progress payments of $15,720 in 2002 and $18,969 in
2001 are netted against inventories.

Note 7
Goodwill and Intangible Assets

On July 1, 2001 the Company adopted the provisions of SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for by the purchase method and that certain intangible assets be recognized as assets apart from goodwill. SFAS No. 142 provides that goodwill should not be amortized but should instead be tested for impairment annually at the reporting unit level. In accordance with SFAS No. 142 the Company completed a transitional goodwill impairment test which resulted in no impairment loss being recognized. The Company also completed an annual goodwill impairment test required by SFAS No. 142 as well as an additional goodwill impairment test conducted due to a change in circumstances that indicated that the fair value of a reporting unit may be lower than its carrying value . Goodwill impairment tests resulted in an impairment charge of $39,516 million ($37,137 after-tax or $0.32 per share). Of the impairment charge, $28,354 million was recorded in the Industrial Segment and $11,162 million was recorded in the Other Segment. The Company used a discounted cash flow analysis for purposes of estimating the fair value of a reporting unit. The impairment charge primarily resulted from declining market conditions and lower future growth potential relative to expectations at the acquisition date for the reporting units involved.

The following reflects net income and earning per share adjusted as though the adoption of SFAS No. 142 occurred as of the beginning of fiscal 2001 and 2000:

Net income                              2002       2001       2000
--------------------------------------------------------------------
As reported                           $130,150   $340,792   $368,232
Goodwill amortization                              51,206     30,434
--------------------------------------------------------------------
Adjusted net income                   $130,150   $391,998   $398,666
====================================================================

                                   Page 13-22

Basic earnings per share
--------------------------------------------------------------------
As reported                           $   1.13   $   2.98   $   3.34
Goodwill amortization                                 .44        .28
--------------------------------------------------------------------
Adjusted basic earnings per share     $   1.13   $   3.42   $   3.62
====================================================================

Diluted earnings per share
--------------------------------------------------------------------
As reported                           $   1.12   $   2.96   $   3.31
Goodwill amortization                                 .44        .27
--------------------------------------------------------------------
Adjusted diluted earnings per share   $   1.12   $   3.40   $   3.58
====================================================================

The changes in the carrying amount of goodwill for the year ended June 30, 2002 are as follows:

                        Industrial   Aerospace    Other
                         Segment      Segment     Segment     Total
----------------------------------------------------------------------
Balance June 30, 2001    $769,675     $76,090    $107,883   $  953,648
Acquisitions               58,707                  45,209      103,916
Balance sheet
   reclassification                                29,757       29,757
Impairment loss           (28,354)                (11,162)     (39,516)
Goodwill adjustments
   and other               29,016         126       6,821       35,963
----------------------------------------------------------------------
Balance June 30, 2002    $829,044     $76,216    $178,508   $1,083,768
======================================================================

"Balance sheet reclassification" represents the change in the balance sheet presentation during fiscal 2002 for net assets held for sale. "Goodwill adjustments and other" primarily represent final adjustments to the purchase price allocation for acquisitions completed within the last fiscal year and foreign currency translation adjustments.

Intangible assets are amortized on a straight-line method over their legal or estimated useful life. The following summarizes the gross carrying value and accumulated amortization for each major category of intangible asset:

June 30,                               2002                            2001
----------------------------------------------------------------------------------------
                           Gross carrying   Accumulated    Gross carrying   Accumulated
                               amount       amortization       amount       amortization
----------------------------------------------------------------------------------------
Patents                        $22,356         $ 9,930        $10,731          $8,920
Trademarks                      17,058             644
Engineering drawings and
  other                         24,576           2,130          7,732             476
----------------------------------------------------------------------------------------
Total                          $63,990         $12,704        $18,463          $9,396
========================================================================================

Total intangible amortization expense in 2002 and 2001 was $3,308 and $511, respectively. The estimated amortization expense for the five years ending June 30, 2003 through 2007 are $6,165, $6,226, $5,147, $3,837 and $3,417, respectively.

                                   Page 13-23

Note 8
Financing Arrangements

The Company has committed lines of credit totaling $825,000 through two multi-currency unsecured revolving credit agreements with a group of banks, of which $456,850 was available at June 30, 2002. One agreement, totaling $325,000, expires September 2002, and the other, totaling $500,000, expires September 2006. The interest on borrowings is based upon the terms of each specific borrowing and is subject to market conditions. These agreements also require facility fees of up to 9/100ths of one percent of the commitment per annum at the Company's present rating level. Covenants in some of the agreements include a limitation on the Company's ratio of debt to total capitalization. It is the Company's policy to reduce the amount available for borrowing under the revolving credit agreements, on a dollar for dollar basis, by the amount of commercial paper notes outstanding.

The Company has other lines of credit, primarily short-term, aggregating $200,647 from various foreign banks, of which $164,808 was available at June 30, 2002. Most of these agreements are renewed annually.

During fiscal 2002 the Company issued $200,000 of medium-term notes. As of June 30, 2002 the Company has $1,000,000 available under its universal shelf registration statement.

The Company is authorized to sell up to $825,000 of short-term commercial paper notes, rated A-1 by Standard & Poor's, P-1 by Moody's and F-1 by Fitch, Inc. At June 30, 2002 there were $368,150 of commercial paper notes outstanding.

Commercial paper notes, along with short-term borrowings from foreign banks, primarily make up the balance of Notes payable. The balance and weighted average interest rate of the Notes payable at June 30, 2002 and 2001 were $396,883 and 3.4% and $526,809 and 5.9%, respectively.

Note 9
Debt

June 30,                                                 2002        2001
---------------------------------------------------------------------------
Domestic:
   Debentures
      7.30%, due 2011                                 $  100,000   $100,000
   Fixed rate medium-term notes
      5.65% to 7.39%, due 2004-2019                      370,000    370,000
   Variable rate medium-term notes
      2.84%, due 2004                                    200,000
   ESOP loan guarantee
      6.34%, due 2009                                     77,354     88,595
   Variable rate demand bonds
      1.25% to 1.30%, due 2010-2025                       20,035     20,035
Foreign:
   Bank loans, including revolving credit
      1.0% to 13.0%, due 2003-2019                        23,655     17,032
   Euro Notes
      6.25%, due 2006                                    297,420    255,090
Other long-term debt, including capitalized leases        20,229     26,019
---------------------------------------------------------------------------
Total long-term debt                                   1,108,693    876,771
Less long-term debt payable within one year               19,810     19,693
---------------------------------------------------------------------------
Long-term debt, net                                   $1,088,883   $857,078
===========================================================================

In 2002 the Company issued $200,000 of variable rate medium-term notes due 2004. The Company used the proceeds from the issuance to repay a portion of its outstanding commercial paper note borrowings. In 2001 the Company redeemed its outstanding $100,000, 9.75% debentures due 2002-2021. The extraordinary loss for this transaction, including an early-redemption premium and the write-off of deferred issuance costs, was $5,413 ($3,378 after-tax or $.03 per share). Commercial paper note borrowings were used to finance the redemption.

                                   Page 13-24

Principal amounts of Long-term debt payable in the five years ending June 30, 2003 through 2007 are $19,810, $397,841, $15,863, $317,447 and $37,471,
respectively. The carrying value of the Company's Long-term debt (excluding leases and cross-currency swaps) was $1,101,363 and $868,826 at June 30, 2002 and 2001, respectively, and was estimated to have a fair value of $1,144,466 and $857,755, at June 30, 2002 and 2001, respectively. The estimated fair value of the Long-term debt was estimated using discounted cash flow analyses based on the Company's current incremental borrowing rate for similar types of borrowing arrangements. Some of the debt agreements include a limitation on the Company's ratio of debt to tangible net worth.

ESOP loan guarantee - In 1999 the Company's Employee Stock Ownership Plan (ESOP) was leveraged when the ESOP Trust borrowed $112,000 and used the proceeds to purchase 3,055,413 shares of the Company's common stock from the Company's treasury. The Company used the proceeds to pay down commercial paper note borrowings. The loan is unconditionally guaranteed by the Company and therefore the unpaid balance of the borrowing is reflected on the Consolidated Balance Sheet as Long-term debt. A corresponding amount representing Unearned compensation is recorded as a deduction from Shareholders' equity.

Lease Commitments - Future minimum rental commitments as of June 30, 2002, under noncancelable operating leases, which expire at various dates, are as follows:
2003-$52,463; 2004-$38,218; 2005-$25,755; 2006-$13,645; 2007-$10,574 and after
2007-$26,672.

Rental expense in 2002, 2001 and 2000 was $61,528, $55,989 and $40,371,
respectively.

Note 10
Retirement Benefits

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

Pension cost (income) for all plans were $32,004, $(14,503) and $9,304 for 2002, 2001 and 2000, respectively. Pension cost (income) for all defined benefit plans accounted for using SFAS No. 87, "Employers' Accounting for Pensions," were as follows:
                                            2002         2001       2000
---------------------------------------------------------------------------
Service cost                              $  54,886   $  43,382   $  38,179
Interest cost                               104,152      84,526      68,807
Expected return on plan assets             (143,816)   (146,908)   (102,346)
Net amortization and deferral and other      10,107       1,837        (375)
---------------------------------------------------------------------------
Net periodic benefit cost (income)        $  25,329   $ (17,163)  $   4,265
===========================================================================

Change in benefit obligation                        2002         2001
------------------------------------------------------------------------
Benefit obligation at beginning of year          $1,476,445   $1,167,614
Service cost                                         54,886       43,382
Interest cost                                       104,152       84,526
Actuarial loss                                       13,077       27,695
Benefits paid                                       (71,641)     (57,031)
Plan amendments                                      44,460       62,258
Acquisitions                                         11,522       53,810
Liability transferred from other
   postretirement benefits                            3,784      117,645
Other                                                27,143      (23,454)
------------------------------------------------------------------------
Benefit obligation at end of year                $1,663,828   $1,476,445
========================================================================

                                   Page 13-25

Change in plan assets
------------------------------------------------------------------------
Fair value of plan assets at beginning of year   $1,439,015   $1,582,085
Actual (loss) on plan assets                        (73,035)    (136,584)
Employer contributions                               17,450       14,523
Benefits paid                                       (65,000)     (51,495)
Acquisitions                                          2,026       47,442
Other                                                17,029      (16,956)
------------------------------------------------------------------------
Fair value of plan assets at end of year         $1,337,485   $1,439,015
========================================================================

Funded status
------------------------------------------------------------------------
Plan assets (under) benefit obligation           $ (326,343)  $  (37,430)
Unrecognized net actuarial loss                     368,421      138,787
Unrecognized prior service cost                     118,753       82,867
Unrecognized initial net (asset)                     (2,566)      (4,763)
------------------------------------------------------------------------
Net amount recognized                            $  158,265   $  179,461
========================================================================

Amounts recognized on the Consolidated
Balance Sheet
------------------------------------------------------------------------
Prepaid benefit cost                             $  270,750   $  362,136
Accrued benefit liability                          (400,104)    (182,675)
Intangible asset                                    115,242
Accumulated other comprehensive loss                172,377
------------------------------------------------------------------------
Net amount recognized                            $  158,265   $  179,461
========================================================================

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $1,425,785, $1,262,038 and $1,107,169, respectively, at June 30, 2002, and $763,442, $646,434 and $531,724, respectively, at June 30, 2001.

The plans' assets consist primarily of listed common stocks and corporate and government bonds. At June 30, 2002 and 2001, the plans' assets included Company stock with market values of $56,345 and $44,520, respectively.

The assumptions used to measure the benefit obligations for the Company's significant defined benefit plans are:

                                          2002         2001
-------------------------------------------------------------
U.S. defined benefit plans
   Discount rate                             7.25%        7.5%
   Average increase in
      compensation                            4.9%        4.9%
   Expected return on plan assets             9.5%         10%

Non-U.S. defined benefit plans
   Discount rate                      4.5 to 6.75%  4.75 to 7%
   Average increase in compensation        3 to 4%     3 to 4%
   Expected return on plan assets          5 to 8%   6 to 8.5%
-------------------------------------------------------------

Employee Savings Plan - The Company sponsors an employee stock ownership plan
(ESOP) as part of its existing savings and investment 401(k) plan. The ESOP is available to eligible domestic employees, including the participants of a Commercial Intertech plan which was merged into the ESOP on December 31, 2001. Parker Hannifin common stock is used to match contributions made by employees to the ESOP up to a maximum of 4.0 percent of an employee's annual compensation. Prior to May 1, 2001, the Company matched contributions made by employees to the ESOP up to a maximum of 3.5 percent of annual compensation. A breakdown of shares held by the ESOP is as follows:

                                   Page 13-26

                                     2002           2001          2000
-------------------------------------------------------------------------
Allocated shares                    9,023,664     8,882,757     8,660,550
Committed-to-be-released shares                      77,038        77,038
Suspense shares                     2,384,301     2,936,821     3,373,734
-------------------------------------------------------------------------
Total shares held by the ESOP      11,407,965    11,896,616    12,111,322
=========================================================================
Fair value of suspense shares     $   113,946   $   124,639   $   115,550
=========================================================================

In 1999 the ESOP was leveraged and the loan was unconditionally guaranteed by the Company. The Company's matching contribution and dividends on the shares held by the ESOP are used to repay the loan, and shares are released from the suspense account as the principal and interest are paid. A portion of the shares in the ESOP suspense account are not considered outstanding for purposes of earnings per share computations until they are released. Company contributions to the ESOP, recorded as compensation and interest expense, were $38,449 in 2002, $32,086 in 2001 and $26,984 in 2000. Dividends earned by the suspense shares and interest income within the ESOP totaled $1,965 in 2002, $2,264 in 2001 and $1,214 in 2000.

In addition to shares within the ESOP, as of June 30, 2002 employees have elected to invest in 2,415,807 shares of common stock within the Company Stock Fund of the Parker Retirement Savings Plan.

Other Postretirement Benefits - The Company provides postretirement medical and life insurance benefits to certain retirees and eligible dependents. Most plans are contributory, with retiree contributions adjusted annually. The plans are unfunded and pay stated percentages of covered medically necessary expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. For most plans, the Company has established cost maximums to more effectively control future medical costs. The Company has reserved the right to change or eliminate these benefit plans. Effective May 1, 2001 the Company amended its postretirement medical plan for certain employees to make the plan fully employee paid and to provide employees instead with supplements in the funded defined benefit pension plans. The supplements were calculated to be in the aggregate at least equivalent to the value provided by the Company paid portion of the retiree medical coverage. As such, the benefit obligation as of May 1, 2001 related to the postretirement medical coverage is now reflected as a benefit obligation of the defined pension benefit plans.

Postretirement benefit cost included the following components:

                                 2002      2001     2000
----------------------------------------------------------
Service cost                    $1,286   $ 4,690   $ 4,499
Interest cost                    5,494    12,283    10,762
Net amortization and deferral     (849)   (3,047)   (2,758)
----------------------------------------------------------
Net periodic benefit cost       $5,931   $13,926   $12,503
==========================================================

Change in benefit obligation                    2002       2001
-----------------------------------------------------------------
Benefit obligation at beginning of year       $ 82,945   $170,587
Service cost                                     1,286      4,690
Interest cost                                    5,494     12,283
Actuarial (gain) loss                             (582)    11,882
Benefits paid                                   (7,373)   (11,414)
Acquisitions and other                          (1,844)    (5,478)
Liability transferred to defined
   benefit pension plans                        (3,704)   (99,605)
-----------------------------------------------------------------
Benefit obligation at end of year             $ 76,222   $ 82,945
=================================================================

                                   Page 13-27

Funded status
-----------------------------------------------------------------
Benefit obligation in excess of plan assets   $(76,222)  $(82,945)
Unrecognized net actuarial (gain)               (2,765)    (2,430)
Unrecognized prior service cost                 (5,123)    (5,984)
-----------------------------------------------------------------
Net amount recognized                         $(84,110)  $(91,359)
=================================================================

Amounts recognized on the Consolidated
   Balance Sheet:
-----------------------------------------------------------------
Accrued benefit liability                     $(84,110)  $(91,359)
-----------------------------------------------------------------

The assumptions used to measure the postretirement benefit obligations are:

--------------------------------------------------
                                       2002   2001
--------------------------------------------------
Discount rate                          7.25%   7.5%
Current medical cost trend rate           8%   8.5%
Ultimate medical cost trend rate        5.5%   5.5%
Medical cost trend rate decreases to
   ultimate in year                    2007   2007
==================================================

A one percentage point change in assumed health care cost trend rates would have the following effects:

                                          1% Increase   1% Decrease
-------------------------------------------------------------------
Effect on total of service and interest
   cost components                           $  687       $  (568)
Effect on postretirement benefit
   obligation                                $6,989       $(5,909)
===================================================================

Other - The Company has established nonqualified deferred compensation programs which permit officers, directors and certain management employees annually to elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. Deferred compensation expense was $1,212, $3,217 and $17,157 in 2002, 2001 and 2000,
respectively.

The Company has invested in corporate-owned life insurance policies to assist in funding these programs. The policies are held in a rabbi trust and are recorded as assets of the Company.

Note 11
Shareholders' Equity

--------------------------------------------------------------------------
Common Shares                                    2002      2001     2000
--------------------------------------------------------------------------
Balance July 1                                 $58,705   $58,301   $55,973
   Shares issued under stock incentive plans
      (2002 - 450,314; 2001 - 807,293;
       2000 - 331,421)                             225       404       164
   Shares issued for purchase acquisition          132               2,164
--------------------------------------------------------------------------
Balance June 30                                $59,062   $58,705   $58,301
==========================================================================

                                   Page 13-28

Additional Capital
--------------------------------------------------------------------------------------------------
Balance July 1                                                $  346,228   $  328,938   $  132,227
   Shares issued under stock
      option plans                                                 9,200        9,197       (2,137)
   Tax benefit of stock option plans                                 (81)       8,621        5,897
   Shares issued for purchase acquisition                         12,949                   190,379
   Restricted stock issued (surrendered)                             761         (104)
   Shares related to ESOP                                          9,861         (424)       2,572
--------------------------------------------------------------------------------------------------
Balance June 30                                               $  378,918   $  346,228   $  328,938
==================================================================================================

Retained Earnings
--------------------------------------------------------------------------------------------------
Balance July 1                                                $2,426,496   $2,165,625   $1,872,356
   Net income                                                    130,150      340,792      368,232
   Cash dividends paid on common shares,
      net of tax benefit of ESOP shares                          (82,838)     (79,921)     (74,963)
--------------------------------------------------------------------------------------------------
Balance June 30                                               $2,473,808   $2,426,496   $2,165,625
==================================================================================================

Unearned Compensation Related to ESOP
--------------------------------------------------------------------------------------------------
Balance July 1                                                $  (96,398)  $ (110,818)  $ (112,000)
   Unearned compensation
      related to ESOP debt guarantee                              16,924       14,420       13,747
   ESOP shares related to acquisition                                                      (12,565)
--------------------------------------------------------------------------------------------------
Balance June 30                                               $  (79,474)  $  (96,398)  $ (110,818)
==================================================================================================

Deferred Compensation Related to Stock Options
--------------------------------------------------------------------------------------------------
Balance July 1                                                $    2,347   $    1,304   $
   Deferred compensation
      related to stock options                                                  1,043        1,304
--------------------------------------------------------------------------------------------------
Balance June 30                                               $    2,347   $    2,347   $    1,304
==================================================================================================

Accumulated Other Comprehensive (Loss)
--------------------------------------------------------------------------------------------------
Balance July 1                                                $ (204,531)  $ (125,458)  $  (92,858)
   Foreign currency translation                                   69,673      (89,659)     (32,600)
   Unrealized (loss) gain on marketable
      securities (net of tax of:
      2002 - $3,059; 2001 - $7,768)                               (5,076)      12,919
   Realized (gain) on marketable securities (net of tax of:
      2001 - $1,406)                                                           (2,333)
   Minimum pension liability (net
      of tax of: 2002 - $64,814)                                (107,563)
--------------------------------------------------------------------------------------------------
Balance June 30                                               $ (247,497)  $ (204,531)  $ (125,458)
==================================================================================================

Common Stock in Treasury
--------------------------------------------------------------------------------------------------
Balance July 1                                                $   (3,932)  $   (8,434)  $   (1,836)
   Shares purchased at cost
      (2002 - 230,000;
      2000 - 288,543)                                             (8,054)                  (11,132)
   Shares issued under stock option plans
      (2002 - 233,244; 2001 - 82,047;
      2000 - 122,957)                                              8,498        3,226        4,964
   Shares issued for purchase acquisition                                                      (17)
   Restricted stock (surrendered) issued                            (160)       1,276         (413)
--------------------------------------------------------------------------------------------------
Balance June 30                                               $   (3,648)  $   (3,932)  $   (8,434)
==================================================================================================

                                   Page 13-29

Shares surrendered upon exercise of stock options; 2002 - 381,779; 2001 - 269,771; 2000 - 235,386.

Share Repurchases - The Board of Directors has authorized the repurchase of a total of 5.05 million of the Company's common shares. At June 30, 2002, the remaining authorization to repurchase was 3.05 million shares. Repurchases are made on the open market, at prevailing prices, and are funded from operating cash flows. The shares are initially held as treasury stock.

Note 12
Stock Incentive Plans

Employees' Stock Options - The Company's incentive plan provides for the granting of nonqualified options to officers and key employees to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the dates options are granted. Outstanding options generally are exercisable either one or two years after the date of grant and expire no more than ten years after grant.

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

                                      2002       2001       2000
------------------------------------------------------------------
Net income:           As reported   $130,150   $340,792   $368,232
                      Pro forma     $115,348   $329,776   $361,753

Earnings per share:
   Basic              As reported   $   1.13   $   2.98   $   3.34
                      Pro forma     $   1.00   $   2.89   $   3.28

   Diluted            As reported   $   1.12   $   2.96   $   3.31
                      Pro forma     $   0.99   $   2.87   $   3.25
==================================================================

The fair value for the significant options granted in 2002, 2001 and 2000 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                    Aug/01    Aug/00    Aug/99
--------------------------------------------------------------
Risk-free interest rate                4.6%      6.1%      6.1%
Expected life of option            4.8 yrs   4.6 yrs   4.6 yrs
Expected dividend yield of stock       1.6%      1.6%      1.7%
Expected volatility of stock          36.6%     36.2%     33.8%
==============================================================

                                   Page 13-30

Options exercisable and shares available for future grant on June 30:

                                         2002         2001         2000
--------------------------------------------------------------------------
Options exercisable                    3,440,843    3,256,705    3,483,071
Weighted-average option price
   per share of options exercisable $ 34.75 $ 30.40 $ 25.51 Weighted-average fair value of
   options granted during the year    $    14.94   $    12.44   $    14.62
Shares available for grant               785,797    1,436,436    2,225,012
==========================================================================

On July 1, 2002, 2,950,604 shares are available for grant pursuant to the Company's stock incentive plan.

A summary of the status and changes of shares subject to options and the related average price per share follows:

                            Shares Subject    Average Option
                              To Options     Price Per Share
------------------------------------------------------------
Outstanding June 30, 2000      4,969,902         $30.03
------------------------------------------------------------
   Granted                     1,464,311          36.00
   Exercised                  (1,159,111)         21.70
   Canceled                      (81,886)
------------------------------------------------------------
Outstanding June 30, 2001      5,193,216         $33.33
------------------------------------------------------------
   Granted                     2,148,477          44.73
   Exercised                  (1,041,931)         26.86
   Canceled                      (77,852)
------------------------------------------------------------
Outstanding June 30, 2002      6,221,910         $38.29
============================================================

The range of exercise prices and the remaining contractual life of options as of June 30, 2002 were:

-----------------------------------------------------------------------
Range of exercise prices              $12-$25     $26-$38     $41-$55
-----------------------------------------------------------------------
Options outstanding:
   Outstanding as of June 30, 2002    362,361    2,626,844    3,232,705
   Weighted-average remaining
      contractual life                2.8 yrs      6.7 yrs      8.2 yrs
   Weighted-average exercise price   $  20.47   $    32.89   $    44.67

Options exercisable:
   Outstanding as of June 30, 2002    362,361    1,975,504    1,102,978
   Weighted-average remaining
      contractual life                2.8 yrs      6.2 yrs     6.80 yrs
   Weighted-average exercise price   $  20.47   $    31.89   $    44.56
=======================================================================

Restricted stock - Restricted stock was issued, under the Company's 1993 Stock Incentive Program, to certain key employees under the Company's 1999-00-01, 1998-99-00 and 1997-98-99 Long Term Incentive Plans (LTIP). Value of the payments was set at the market value of the Company's common stock on the date of issuance. Shares were earned and awarded, and an estimated value was accrued, based upon attainment of criteria specified in the LTIP over the cumulative years of each 3-year Plan. Plan participants are entitled to cash dividends and to vote their respective shares, but the shares are restricted as to transferability for three years following issuance.

Restricted Shares for LTIP Plan        2002      2001      2000
----------------------------------------------------------------
Number of shares issued                17,206    26,976    8,023
Per share value on date of issuance   $ 44.55   $ 39.32   $42.04
Total value                           $   767   $ 1,061   $  337
================================================================

                                   Page 13-31

Under the Company's 2000-01-02 LTIP, a payout of 18,953 shares of restricted stock, from the Company's 1993 Stock Incentive Program, will be issued to certain key employees in 2003. The balance of the 2000-01-02 LTIP payout will be made as deferred cash compensation or in cash if the participants are retired. The total payout, valued at $3,510, has been accrued over the three years of the plan.

In addition, non-employee members of the Board of Directors have been given the opportunity to receive all or a portion of their fees in the form of restricted stock. These shares vest ratably, on an annual basis, over the term of office of the director. In 2002, 2001 and 2000, 3,167, 5,464 and 6,012 shares, respectively, were issued in lieu of directors' fees.

Non-employee Directors' Stock Options - In August 1996, the Company adopted a stock option plan for non-employee directors to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the date the options are granted. Outstanding options are exercisable either one or two years after the date of grant and expire no more than ten years after grant.

A summary of the status and changes of shares subject to options and the related average price per share follows:

                            Shares Subject    Average Option
                              To Options     Price Per Share
------------------------------------------------------------
Outstanding June 30, 2000        31,150          $ 35.21
------------------------------------------------------------
   Granted                        9,900            35.94
   Canceled                      (4,500)
------------------------------------------------------------
Outstanding June 30, 2001        36,550          $ 35.96
============================================================
   Granted                       11,163            46.63
   Exercised                     (6,200)           33.83
------------------------------------------------------------
Outstanding June 30, 2002        41,513          $ 39.14
============================================================

As of June 30, 2002, 25,400 options were exercisable and 315,787 shares were available for grant.

At June 30, 2002, the Company had 7,397,287 common shares reserved for issuance in connection with its stock incentive plans.

Note 13
Shareholders' Protection Rights Agreement

The Board of Directors of the Company declared a dividend of one Right for each share of Common Stock outstanding on February 17, 1997 in relation to the Company's Shareholder Protection Rights Agreement. As of June 30, 2002, 118,024,164 shares of Common Stock were reserved for issuance under this Agreement. Under certain conditions involving acquisition of or an offer for 15 percent or more of the Company's Common Stock, all holders of Rights, except an acquiring entity, would be entitled to purchase, at an exercise price of $100, a value of $200 of Common Stock of the Company or an acquiring entity, or at the option of the Board, to exchange each Right for one share of Common Stock. The Rights remain in existence until February 17, 2007, unless earlier redeemed (at one cent per Right), exercised or exchanged under the terms of the agreement. In the event of an unfriendly business combination attempt, the Rights will cause substantial dilution to the person attempting the business combination. The Rights should not interfere with any merger or other business combination that is in the best interest of the Company and its shareholders since the Rights may be redeemed.

Note 14
Research and Development

Research and development costs amounted to $109,090 in 2002, $115,004 in 2001 and $94,781 in 2000. Customer reimbursements included in the total cost for each of the respective years were $13,517, $17,143 and $16,409. Costs include those costs related to independent research and development as well as customer reimbursed and unreimbursed development programs.

                                   Page 13-32

Note 15
Contingencies

The Company is involved in various litigation arising in the normal course of business, including proceedings based on product liability claims, workers' compensation claims and alleged violations of various environmental laws. The Company is self-insured in the U.S. for health care, workers' compensation, general liability and product liability up to predetermined amounts, above which third party insurance applies. The Company purchases third party product liability insurance for products manufactured by its international operations and for products that are used in aerospace applications. Management regularly reviews the probable outcome of these proceedings, the expenses expected to be incurred, the availability and limits of the insurance coverage, and the established accruals for liabilities. While the outcome of pending proceedings cannot be predicted with certainty, management believes that any liabilities that may result from these proceedings will not have a material adverse effect on the Company's liquidity, financial condition or results of operations.

Environmental - The Company is currently involved in environmental remediation at 21 manufacturing facilities presently or formerly operated by the Company and has been named as a "potentially responsible party," along with other companies, at two off-site waste disposal facilities and one regional Superfund site.

As of June 30, 2002, the Company has a reserve of $13,391 for environmental matters which are probable and reasonably estimable. This reserve is recorded based upon the best estimate of costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities, and the amount of the Company's liability in proportion to other responsible parties. This reserve is net of $8,304 for discounting, at a four percent discount rate, a portion of the costs at 12 locations to operate and maintain remediation treatment systems as well as gauge treatment system effectiveness through monitoring and sampling over periods ranging from five to 30 years. The Company also has an account receivable, presented separately from the recorded liability on the Consolidated Balance Sheet, of $139 for anticipated insurance recoveries.

The Company's estimated total liability for the above mentioned sites ranges from a minimum of $13,391 to a maximum of $34,920. The actual costs to be incurred by the Company will be dependent on final determination of remedial action required, negotiations with federal and state agencies, changes in regulatory requirements and technology innovation, the effectiveness of remedial technologies employed, the ability of other responsible parties to pay, and any insurance or third party recoveries.

Note 16
Quarterly Information (Unaudited)

2002 (a)                          1st          2nd          3rd          4th         Total
---------------------------------------------------------------------------------------------
Net sales                      $1,475,867   $1,437,330   $1,578,332   $1,657,593   $6,149,122
Gross profit                      278,242      233,437      269,087      251,786    1,032,552
Net income (loss)                  60,581       29,062       52,357      (11,850)     130,150
Diluted earnings
   (loss) per share                   .52          .25          .45         (.10)        1.12
=============================================================================================

2001 (b) (c)                      1st          2nd          3rd          4th         Total
---------------------------------------------------------------------------------------------
Net sales                      $1,485,131   $1,467,619   $1,542,058   $1,484,796   $5,979,604
Gross profit                      326,102      315,255      320,815      289,276    1,251,448
Income before extraordinary
   Item                           125,046       78,314       91,452       49,358      344,170
Net income                        125,046       78,314       88,074       49,358      340,792
Diluted earnings per share
   before extraordinary item         1.09          .68          .80          .42         2.99
Diluted earnings
   per share                         1.09          .68          .77          .42         2.96
=============================================================================================

                                   Page 13-33

(a) Results for the first quarter include a $5,041 charge ($3,302 after-tax or $.03 share) related primarily to business realignment costs. Results for the second quarter include a $7,335 charge ($4,804 after-tax or $.04 per share) related to business realignment costs and a $4,973 charge ($4,973 after-tax or $.04 per share) related to an equity investment adjustment. Results for the third quarter include a $3,878 charge ($2,540 after-tax or $.02 per share) related to business realignment costs. Results for the fourth quarter include a $21,098 charge ($13,819 after-tax or $.12 per share) related to business realignment costs and a $39,516 goodwill impairment charge ($37,137 after-tax or $.32 per share).

(b) Results for the first quarter include a gain on the sale of real property of $55,548 ($34,662 after-tax or $.30 per share) and a charge of $8,437 ($5,815 after-tax or $.05 per share) primarily related to certain asset impairments. Results for the fourth quarter include a charge of $28,008 ($17,477 after-tax or $.15 per share) related primarily to business realignment costs and certain corporate accruals.

(c) Results for each quarter include goodwill amortization as follows: $14,709 ($12,641 after-tax, or $.11 per share) in the first quarter, $13,854 ($11,907 after-tax, or $.10 per share) in the second quarter, $15,185 ($13,050 after-tax or $.11 per share) in the third quarter, and $15,834 ($13,608 after-tax, or $.12 per share) in the fourth quarter.

Note 17
Stock Prices and Dividends (Unaudited)

(In dollars)        1st      2nd      3rd      4th     Full Year
----------------------------------------------------------------
2002   High        $46.35   $47.31   $54.88   $51.89     $54.88
       Low          30.40    33.60    43.65    44.27      30.40
       Dividends     .180     .180     .180     .180       .720
===============================================================
2001   High        $39.69   $47.44   $46.75   $50.10     $50.10
       Low          31.00    31.25    37.66    38.50      31.00
       Dividends     .170     .170     .180     .180       .700
---------------------------------------------------------------
2000   High        $48.13   $51.44   $54.00   $48.31     $54.00
       Low          43.13    41.19    33.94    34.25      33.94
       Dividends     .170     .170     .170     .170       .680
---------------------------------------------------------------
Common Stock Listing:  New York Stock Exchange, Stock Symbol PH

                                   Page 13-34

Report of Independent Accountants

To the Shareholders and Board of Directors
Parker Hannifin Corporation

In our opinion, the consolidated financial statements listed in the index appearing under Item 14(a)(1) and 14(a)(2) on Page 19 present fairly, in all material respects, the financial position of Parker Hannifin Corporation and its subsidiaries at June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 14(a)(1) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, effective July 1, 2001, the Company changed its method of accounting for goodwill and other intangible assets to comply with the provisions of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets."


/s/ PricewaterhouseCoopers LLP
----------------------------------
Cleveland, Ohio
July 26, 2002

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


/s/ Donald E. Washkewicz                            /s/ Michael J. Hiemstra
-------------------------                           ----------------------------
Donald E. Washkewicz                                Michael J. Hiemstra
President and                                       Executive Vice President-
Chief Executive Officer                             Finance and Administration
                                                    and Chief Financial Officer

                                   Page 13-36

Five-Year Financial Summary

(Amounts in thousands, except per share information)     2002        2001 (a)     2000         1999        1998 (a)
--------------------------------------------------------------------------------------------------------------------
Net sales                                             $6,149,122   $5,979,604   $5,385,618   $4,986,696   $4,658,229
Cost of sales                                          5,116,570    4,728,156    4,186,850    3,897,266    3,576,198
Selling, general and administrative expenses             686,485      679,963      575,906      550,681      532,134
Goodwill impairment loss                                  39,516
Interest expense                                          82,484       90,362       59,183       63,697       52,787
Income taxes                                              87,886      189,426      193,955      167,193      180,762
Income - continuing operations                           130,150      344,170      368,232      310,501      323,226
Net income                                               130,150      340,792      368,232      310,501      319,551
Basic earnings per share - continuing operations            1.13         3.01         3.34         2.85         2.91
Diluted earnings per share - continuing operations          1.12         2.99         3.31         2.83         2.88
Basic earnings per share                                    1.13         2.98         3.34         2.85         2.88
Diluted earnings per share                            $     1.12   $     2.96   $     3.31   $     2.83   $     2.85
Average number of shares outstanding - Basic             115,409      114,305      110,331      108,800      110,869
Average number of shares outstanding - Diluted           116,061      115,064      111,245      109,679      111,959
Cash dividends per share                              $     .720   $     .700   $     .680   $     .640   $     .600
Net income as a percent of net sales                         2.1%         5.7%         6.8%         6.2%         6.9%
Return on average assets                                     2.3%         6.8%         8.8%         8.6%         9.8%
Return on average equity                                     5.1%        14.1%        17.7%        17.6%        19.8%
--------------------------------------------------------------------------------------------------------------------
Book value per share                                  $    22.26   $    21.99   $    20.31   $    17.03   $    15.32
Working capital                                       $  875,781   $  783,233   $  966,810   $1,020,171   $  791,305
Ratio of current assets to current liabilities               1.6          1.6          1.8          2.4          1.8
Plant and equipment, net                              $1,696,965   $1,548,688   $1,340,915   $1,200,869   $1,135,225
Total assets                                           5,752,583    5,337,661    4,646,299    3,705,888    3,524,821
Long-term debt                                         1,088,883      857,078      701,762      724,757      512,943
Shareholders' equity                                  $2,583,516   $2,528,915   $2,309,458   $1,853,862   $1,683,450
Debt to debt-equity percent                                 36.8%        35.7%        31.0%        29.8%        31.6%
--------------------------------------------------------------------------------------------------------------------
Depreciation                                          $  231,235   $  200,270   $  167,356   $  164,577   $  153,633
Capital expenditures                                  $  206,564   $  334,748   $  230,482   $  230,122   $  236,945
Number of employees                                       48,176       46,302       43,895       38,928       39,873
Number of shareholders                                    53,001       50,731       47,671       39,380       44,250
Number of shares outstanding at year-end                 116,051      114,989      113,707      108,846      109,873
--------------------------------------------------------------------------------------------------------------------

(a) Includes an extraordinary item for the early retirement of debt.

                                   Page 13-37