Form 10-K, Exhibit 13
period 2003-06-30
PARKER HANNIFIN CORP
filed 2003-08-29
CIK 76334

Exhibit (13) to Report

On Form 10-K for Fiscal

Year Ended June 30, 2003

By Parker-Hannifin Corporation

Forward-Looking Statements

Forward-looking statements contained in this Annual Report and other written reports and oral statements are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. All statements regarding future performance, earnings projections, events or developments are forward-looking statements. It is possible that future performance and earnings projections of the Company and individual segments may differ materially from current expectations, depending on economic conditions within both its industrial and aerospace markets, and the Company’s ability to achieve anticipated benefits associated with announced realignment activities, strategic initiatives to improve operating margins and growth initiatives. A change in economic conditions in individual markets may have a particularly volatile effect on segment projections. Among other factors which may affect future performance are:

•	changes in business relationships with and purchases by or from major customers or suppliers, including delays or cancellations in shipments,
•	uncertainties surrounding timing, successful completion or integration of acquisitions,
•	threats associated with and efforts to combat terrorism,
•	competitive market conditions and resulting effects on sales and pricing,
•	increases in raw material costs that cannot be recovered in product pricing, and
•	global economic factors, including currency exchange rates, difficulties entering new markets and general economic conditions such as interest rates.

The Company undertakes no obligation to update or publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this Report.

13-1

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis is designed to provide the reader of the financial statements a narrative summary of the Company’s results of operations and financial condition. The discussion below is structured to separately discuss each of the financial statements presented on pages 13-10 to 13-14. All year references are to fiscal years.

Discussion of Consolidated Statement of Income

The Consolidated Statement of Income summarizes the Company’s operating performance over the last three fiscal years.

Net sales of $6.41 billion for 2003 were 4.3 percent higher than the $6.15 billion for 2002. Acquisitions completed in 2003 and the effects of foreign currency rate changes accounted for all of the sales increase. Lower demand was experienced in virtually all of the markets in the Industrial North American operations as the recession-like business conditions experienced in 2002 continued to prevail throughout 2003. Sales in the Industrial International operations were higher across most businesses in Latin America and the Asia Pacific region while sales in Europe remained flat. The Aerospace operations experienced lower demand in the commercial original equipment and aftermarket businesses.

Net sales of $6.15 billion for 2002 were 2.8 percent higher than the $5.98 billion for 2001. Acquisitions completed in 2002 accounted for all of the increase. Lower demand was experienced across all of the Company’s operations during 2002 except in the Climate & Industrial Controls Segment. The lower demand in 2002 resulted from recessionary business conditions that were present throughout the year. In the Industrial North American operations, lower demand was experienced across most markets, most notably in semi-conductor manufacturing, heavy-duty trucks and factory automation. Sales in the Industrial International operations were lower across all businesses in Europe, Latin America and the Asia Pacific region. Currency rate changes reduced volume increases within the Industrial International operations by $26.7 million. The Aerospace operations experienced lower demand in the commercial original equipment and aftermarket businesses.

The Company expects sales in the Industrial North American operations to remain essentially the same as 2003 with operating profits improving as a result of the Company’s continued focus on financial performance initiatives. Sales in the Industrial European operations are expected to increase marginally with profits improving as a result of financial performance initiatives, including the continued movement of production facilities to low cost countries. Sales and profits in the Asia Pacific and Latin America regions are anticipated to grow as business conditions in substantially all markets are expected to improve. In Latin America, the economic uncertainty in Argentina and Brazil may temper the extent of the market improvements. The Aerospace operations expect the commercial OEM and aftermarket businesses to be depressed throughout 2004. The defense business is projected to remain relatively constant. The Climate & Industrial Controls operations are expected to experience the same economic conditions as the Industrial North American operations. As part of the Company’s financial performance initiatives, the recognition of additional business realignment charges may be required in 2004.

Gross profit margin as a percent of sales was 17.2 percent in 2003 compared to 16.8 percent in 2002 and 20.9 percent in 2001. The higher margins in 2003 reflect the effect of the Company’s financial performance initiatives and less business realignment costs recorded in 2003 than in 2002.

The lower margins in 2002 reflect lower sales volume experienced across all of the Company’s operations and a reduction in inventories in the Industrial operations, resulting in the underabsorption of manufacturing costs, as well as the effect of business realignment costs.

Selling, general and administrative expenses as a percent of sales remained at the 2002 level of 11.2 percent, and declined from 11.4 percent in 2001. Effective July 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” and ceased amortizing goodwill as of that date. Selling, general and administrative expenses in 2001 included $59.6 million of goodwill amortization.

Goodwill impairment loss of $39.5 million in 2002 resulted from the Company’s goodwill impairment tests required to be performed under the provisions of SFAS No. 142. No impairment loss was required to be recognized in 2003.

Interest expense decreased by $0.9 million in 2003 after a decrease of $13.3 million in 2002. The decrease in both 2003 and 2002 was primarily due to lower weighted-average interest rates. Interest expense in 2001 included $5.4 million related to an early-redemption premium and the write-off of deferred issuance costs.

Interest and other (income), net was $3.0 million in 2003 compared to $2.5 million in 2002 and $4.8 million in 2001. Fiscal 2001 includes a $3.7 million gain on the sale of marketable equity securities and $3.0 million of business realignment charges.

13-2

Loss (gain) on disposal of assets was a $3.8 million loss in 2003, an $8.5 million loss in 2002 and a $47.7 million gain in 2001. The loss in 2003 includes $10.2 million in losses related to fixed asset disposals and a $7.4 million gain on the divestiture of a business. The loss in 2002 includes $9.4 million of certain asset impairments (see Note 3 on page 13-20 for further discussion) offset by a $4.5 million gain on business divestitures. The gain in 2001 included a gain on the sale of real property offset by certain asset impairments (see Note 3 on page 13-20 for further discussion).

Income taxes decreased to an effective rate of 34.0 percent in 2003, compared to 40.3 percent in 2002 and 35.5 percent in 2001. The higher tax rate in 2002 was primarily due to the effect of the goodwill impairment loss, which was non deductible for tax purposes.

Net income of $196.3 million for 2003 was 50.8 percent higher than 2002. Net income of $130.2 million for 2002 was 61.8 percent lower than 2001. Net income as a percentage of sales was 3.1 percent in 2003, compared to 2.1 percent in 2002 and 5.7 percent in 2001. In addition to the individual income statement items discussed above, net income in 2003 and 2002 was adversely affected by an additional expense of approximately $16.9 million and $23.5 million, respectively, related to domestic qualified defined benefit plans. The increase in expense associated with the Company’s domestic qualified defined benefit plans results from a lower market value of plan assets and changes in actuarial assumptions regarding the long-term rate of return on plan assets and the discount rate. Net income in 2004 is expected to be adversely affected by an additional $30.0 million in excess of the 2003 expense for domestic qualified defined benefit plans.

Other comprehensive income (loss) – Items included in other comprehensive income (loss) are gains and losses that under generally accepted accounting principles are recorded directly into stockholders’ equity. The Company’s items of comprehensive income (loss) include foreign currency translation adjustments, unrealized gains or losses on marketable equity securities and a minimum pension liability. The effect of currency rate changes resulted in an increase in shareholders’ equity of $99.0 million in 2003 compared to an increase of $69.7 million in 2002 and a decrease of $89.7 million in 2001. The change in 2003 and 2002 resulted primarily from a weaker U.S. dollar against the Euro. In 2003 and 2002, a minimum pension liability of $425.0 million ($297.5 million after-tax) and $172.3 million ($107.6 million after-tax), respectively, was recorded in comprehensive income in accordance with the requirements of SFAS No. 87 (see Note 10 on page 13-25 for further discussion).

Discussion of Business Segment Information

The Business Segment information presents sales, operating income and assets on a basis that is consistent with the manner in which the Company’s various businesses are managed for internal review and decision-making. See Note 1 on page 13-15 for a description of the Company’s reportable business segments.

Industrial Segment

	2003	2002	2001
Operating income as a percent of sales	5.7%	5.0%	9.8%
Return on average assets	6.4%	5.5%	12.9%

Sales for the Industrial North American operations were $2.84 billion in 2003, a 1.7 percent increase from 2002, following a decrease in 2002 of 5.1 percent over 2001. All of the sales increase in 2003 was attributable to current-year acquisitions. Customer demand in virtually all of the North American Industrial markets continued to be weak throughout 2003 as the North American economy remained stagnant. Sales in 2002 reflect the continuation of the lower demand that began in 2001 in virtually all markets. Markets affected more than others in 2002 included semi-conductor manufacturing, telecommunications, mobile equipment and factory automation.

Industrial International sales were $1.58 billion in 2003, a 23.9 percent increase from 2002, after remaining unchanged in 2002 from 2001. Current-year acquisitions and the effect of foreign currency exchange rates accounted for about 80 percent of the sales increase. Higher volume was experienced in virtually all markets in the Latin America and Asia Pacific regions while sales in the European businesses were flat. Sales in 2002 reflect the sales contribution from acquisitions being offset by lower volume experienced across almost all of the Industrial International businesses in Europe and the semi-conductor manufacturing businesses in the Asia Pacific region and the negative impact of foreign currency rate changes.

Industrial North American operating income was $155.3 million, an increase of 9.9 percent from 2002, following a decline in 2002 of 56.2 percent from 2001. Income from operations as a percent of sales was 5.5 percent in 2003 compared to 5.1 percent in 2002 and 11.0 percent in 2001. Included in operating income in 2003, 2002 and 2001 are business realignment charges of $8.3 million, $8.9 million and $13.2 million, respectively. The business realignment charges resulted from actions the Company took to structure the Industrial North American operations to operate in their

13-3

then current economic environment and primarily consisted of severance costs and costs relating to the consolidation of manufacturing operations. Operating income in 2001 included goodwill amortization of $31.1 million. The increase in margins in 2003 was primarily due to operating efficiencies and product mix. Margins in 2002 were adversely affected by the lower sales volume experienced across virtually all markets, with a significant decline in sales volume experienced by historically higher margin markets. Acquisitions, not yet fully integrated, also negatively impacted margins in both 2003 and 2002.

Industrial International operating income was $96.3 million, an increase of 58.6 percent from 2002, following a decrease of 39.8 percent in 2002 from 2001. Income from operations as a percent of sales was 6.1 percent in 2003 compared to 4.7 percent in 2002 and 7.3 percent in 2001. Operating income in 2003, 2002 and 2001 included $7.9 million, $7.4 million and $5.9 million, respectively, of business realignment charges that were taken primarily to appropriately structure the European operations. Operating income in 2001 included goodwill amortization of $12.4 million. The higher margins in 2003 were primarily due to the higher volume in the Asia Pacific region as well as operating efficiencies experienced in most of the European businesses. In 2002 lower margins were earned across most businesses in Europe and the Asia Pacific region due to the lower sales volume and the resulting underabsorption of overhead costs.

Industrial Segment order rates were lower throughout 2003 as virtually all markets continued to experience weak end-user demand. The Company expects order entry levels in most markets of the Industrial North American operations to be relatively flat throughout 2004 reflecting the continuation of the recession-like conditions experienced in 2003. Operating income in the Industrial North American operations is expected to increase as a result of the Company’s financial performance initiatives and improvements stemming from recent business realignment actions. Industrial European operations in 2004 are anticipated to track closely with the Industrial North American operations with improvements in profitability stemming from recent business realignment actions, including expanding the use of low-cost countries for production. The Asia Pacific region and Latin American operations are expected to continue to improve as the Company continues to expand its operations into these regions with demand in substantially all markets expected to grow in 2004. The extent of the expected improvement in Latin America will be affected by the economic uncertainties in Argentina and Brazil. As part of the Company’s financial performance initiatives, the recognition of additional business realignment charges may be required in 2004.

Backlog for the Industrial Segment was $638.8 million at June 30, 2003, compared to $688.8 million at the end of 2002 and $667.9 million at the end of 2001. The decrease in backlog from 2002 to 2003 results from shipments exceeding new order rates. The increase in backlog from 2001 to 2002 is attributable to acquisitions partially offset by lower order rates experienced across most Industrial markets throughout 2002.

Assets for the Industrial Segment increased 1.9 percent in 2003 after an increase of 11.5 percent in 2002. The increase in 2003 was primarily due to the effect of currency fluctuations partially offset by decreases in accounts receivable, inventory and property, plant and equipment. The increase in 2002 was primarily due to the addition of assets from acquisitions and the effect of currency fluctuations.

Aerospace Segment

	2003	2002	2001
Operating income as a percent of sales	14.2%	16.1%	18.2%
Return on average assets	24.2%	27.2%	30.8%

Sales for the Aerospace operations were $1.11 billion in 2003, a 5.4 percent decline from 2002, following a decrease in 2002 of 2.7 percent over 2001. The decrease in sales in 2003 was primarily due to a decline in both commercial original equipment manufacturers (OEM) and aftermarket volume, partially offset by an increase in military volume. The lower sales in 2002 reflected the slowdown in activity in both the commercial original equipment and aftermarket businesses as commercial carriers delayed shipments of new aircraft and required fewer replacement parts for existing aircraft. Partially offsetting the sales decline was an increase in the military original equipment and aftermarket businesses.

Aerospace operating income was $157.3 million in 2003, $189.4 million in 2002 and $218.9 million in 2001. Included in operating income in 2003 and 2002 were $2.5 million and $4.7 million, respectively, in business realignment charges primarily related to severance costs as the workforce was adjusted in response to declining commercial aircraft orders. Operating income in 2001 included goodwill amortization of $7.8 million. The lower margins in 2003 were primarily due to lower sales in the commercial OEM and aftermarket businesses partially offset by an increase in volume in military business. The lower margins in 2002 resulted from a lower mix of higher margin aftermarket business as well as the overall lower sales volume, resulting in lower capacity utilization.

Backlog at June 30, 2003 and 2002 was $1.01 billion compared to $1.21 billion in 2001. Backlog remained flat in 2003

13-4

due to higher order rates in military business being offset by lower order rates in the commercial aircraft and regional jet market. The lower backlog in 2002 reflects the slowdown in order rates in the commercial aircraft and regional jet market. The downward trend in commercial order rates experienced in 2003 is expected to continue throughout 2004 as commercial airline carriers continue to delay orders for new aircraft and existing aircraft log fewer miles due to reduced commercial airline travel. Order rates in the military market are expected to remain steady in 2004.

Assets declined 8.3 percent in 2003 after declining 4.4 percent in 2002. The decline in 2003 was primarily due to a decline in accounts receivable, inventory and property, plant and equipment. The decline in 2002 was primarily due to a decline in accounts receivable resulting from the lower sales volume.

Climate & Industrial Controls Segment

	2003	2002	2001
Operating income as a percent of sales	9.5%	7.8%	7.5%
Return on average assets	16.6%	14.2%	13.3%

The Climate & Industrial Controls Segment consists of several business units which produce motion-control systems and components for use in the refrigeration and air conditioning and transportation industries. These businesses were previously included in the Other Segment. All prior year amounts have been reclassified to conform to the current year presentation.

Climate & Industrial Controls Segment sales in 2003 were $665.6 million, an 8.7 percent increase from 2002, following a 13.7 percent increase from 2001. Acquisitions and the effect of foreign currency exchange rates accounted for about one-half of the sales increase in 2003. Higher demand in the mobile and refrigeration and air conditioning markets accounted for the balance of the sales increase in 2003 and the increase in sales from 2001 to 2002. Operating income increased 32.2 percent in 2003 following an increase in 2002 of 19.3 percent from 2001. Operating income in 2003 and 2002 includes $1.2 million and $2.3 million, respectively, of business realignment charges. Operating income in 2001 included goodwill amortization of $4.3 million. The higher margins were primarily the result of the higher sales volume.

Backlog was $117.3 million at June 30, 2003, compared to $122.3 million at the end of 2002 and $100.1 million at the end of 2001. The increase in the backlog in 2002 was primarily due to acquisitions.

Assets decreased 2.6 percent in 2003 after an increase of 33.3 percent in 2002. The decrease in assets in 2003 was due to the effect of currency fluctuations. The increase in assets in 2002 was due to acquisitions.

Other Segment

	2003	2002	2001
Operating income as a percent of sales	5.5%	2.3%	6.9%
Return on average assets	5.8%	4.6%	2.4%

The Other Segment consists of a business unit which designs and manufactures custom-engineered buildings (beginning in 2001) and a business unit which develops and manufactures chemical car care and industrial products (beginning in 2002). In June 2002 the Company divested businesses included in the Other Segment only in 2002 which administered vehicle service contract programs and product-related service programs. All of these businesses were classified as assets held for sale prior to the inclusion in the Other Segment.

Other Segment sales were $210.3 million in 2003, $293.0 million in 2002 and $17.7 million in 2001. The decrease in sales in 2003 was primarily due to the divestitures noted above. The inclusion of sales from businesses previously classified as assets held for sale accounted for all of the sales increase from 2001 to 2002. Operating income was $11.6 million in 2003, $6.7 million in 2002 and $1.2 million in 2001. Operating income in 2003 and 2002 included $1.3 million and $4.7 million, respectively, of business realignment charges. The increase in margins in 2003 was primarily due to operating efficiencies. The decline in margins in 2002 was attributable to businesses previously classified as assets held for sale, which were not fully integrated.

Backlog was $41.0 million at June 30, 2003, compared to $42.0 million at the end of 2002 and $9.1 million at the end of 2001. The increase in 2002 is attributable to the businesses previously classified as assets held for sale.

Assets increased 11.5 percent in 2003 after an increase of 90.0 percent in 2002. The increase in assets in 2003 was primarily due to the effect of currency fluctuations. The increase in assets in 2002 was due to the inclusion of assets from businesses previously classified as held for sale.

Corporate assets increased 33.5 percent in 2003 and declined 20.3 percent in 2002. The increase in 2003 was primarily due to an increase in cash and cash equivalents. The 2001 amount included assets from businesses previously classified as held for sale.

13-5

Discussion of Consolidated Balance Sheet

The Consolidated Balance Sheet shows the Company’s financial position at year-end, compared with the previous year-end. This statement provides information to assist in assessing factors such as the Company’s liquidity and financial resources.

The effect of currency rate changes during the year caused a $99.0 million increase in Shareholders’ equity. These rate changes also caused significant increases in accounts receivable, inventories, goodwill, plant and equipment, accounts payable, various accrual accounts and long-term debt.

Working capital and the current ratio were as follows:

Working Capital (millions)	2003	2002
Current Assets	$2,397	$2,236
Current Liabilities	1,424	1,360
Working Capital	973	876
Current Ratio	1.68	1.64

Accounts receivable are primarily receivables due from customers for sales of product ($912.1 million at June 30, 2003, compared to $923.1 million at June 30, 2002). The current year decrease in accounts receivable is primarily due to a decrease in sales volume primarily in the Industrial North American and Aerospace operations, partially offset by the effect of currency rate changes. Days sales outstanding for the Company remained constant at 55 days in 2003 compared to 2002. The allowance for doubtful accounts in 2003 was unchanged from 2002.

Inventories decreased to $997.2 million at June 30, 2003, compared to $1,052.0 million a year ago. The decrease was primarily due to a concerted effort in the Industrial North American and Aerospace operations to reduce inventory levels, partially offset by the effect of currency rate changes. Days supply of inventory on hand decreased to 82 days in 2003 from 87 days in 2002.

Plant and equipment, net of accumulated depreciation, decreased $39.5 million in 2003 as a result of depreciation expense exceeding capital expenditures.

Investments and other assets increased $44.1 million in 2003 primarily as a result of a discretionary cash contribution made by the Company to its qualified defined benefit plans.

Goodwill increased $24.8 million in 2003 as a result of the effect of foreign currency changes. Effective July 1, 2001 the Company adopted SFAS No. 142 and therefore further amortization of goodwill has been discontinued.

Intangible assets, net consist primarily of patents, trademarks and engineering drawings. Intangible assets, net increased $8.2 million in 2003 primarily due to current-year acquisitions.

Notes payable and long-term debt payable within one year and Long-term debt – see Cash Flows from Financing Activities discussion on page 13-7.

Accounts payable, trade decreased $6.4 million in 2003 as a result of lower purchasing levels in the Company’s Industrial North American operations, partially offset by the effect of currency rate changes.

Accrued payrolls and other compensation increased to $197.7 million in 2003 from $187.0 million in 2002 primarily as a result of the effect of currency rate changes.

Accrued domestic and foreign taxes increased to $65.1 million in 2003 from $48.3 million in 2002 primarily due to higher foreign taxable income in 2003.

Pensions and other postretirement benefits increased 81.1 percent in 2003. The change in this amount is explained further in Note 10 to the Consolidated Financial Statements.

Deferred income taxes decreased $56.2 million in 2003 primarily due to the tax effect related to the additional minimum pension liability recorded in 2003.

Common stock in treasury increased to $4.5 million in 2003 from $3.6 million in 2002 due to current year share repurchases.

Discussion of Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows reflects cash inflows and outflows from the Company’s operating, investing and financing activities.

Cash and cash equivalents increased $199.5 million in 2003 after increasing $22.8 million in 2002.

13-6

Cash Flows From Operating Activities – The Company’s largest source of cash continues to be net cash provided by operating activities. Net cash provided by operating activities in 2003 was $557.5 million compared to $631.0 million in 2002 and $528.8 million in 2001. The decrease in net cash provided by operating activities in 2003 was primarily the result of a $108.0 million discretionary cash contribution to the Company’s qualified defined benefit plans.

Cash Flows Used In Investing Activities – Net cash used in investing activities was $137.2 million in 2003 compared to $608.7 million in 2002 and $819.8 million in 2001. The significant decrease in the amount of cash used in investing activities in 2003 is attributable to a reduction in acquisition activity as well as a reduction in capital expenditures. The reduction in capital expenditures in 2003 can be attributed to the consolidation of manufacturing facilities, lean manufacturing initiatives, and a decline in product demand. Refer to Note 2 on page 13-19 for a summary of net assets of acquired companies at their respective acquisition dates.

Cash Flows From Financing Activities – Net cash used in financing activities was $222.2 million in 2003 compared to using cash of $0.8 million in 2002 and providing cash of $247.5 million in 2001. In 2003 the Company decreased its outstanding borrowings by a net total of $145.8 million compared to an increase of $61.7 million in 2002. The lower borrowing level in 2003 was due to the decline in acquisition activity and capital expenditure requirements.

During 2003 the Company issued $225 million of fixed rate senior notes due 2013 utilizing its universal shelf registration statement. The proceeds from this issuance were used to reduce commercial paper note borrowings. After giving effect to this issuance, the Company now has the availability to issue securities with an aggregate initial offering price of up to $775 million. Securities that may be issued under this shelf registration statement include debt securities, common stock, serial preferred stock, depositary shares, warrants, stock purchase contracts and stock purchase units.

The Company’s goal is to maintain no less than an “A” rating on senior debt to ensure availability and reasonable cost of external funds. As a means of achieving this objective, the Company has established a financial goal of maintaining a ratio of debt to debt-equity of 34 to 37 percent.

Debt to Debt-Equity Ratio (millions)	2003	2002
Debt	$1,391	$1,506
Debt & Equity	3,911	4,089
Ratio	35.6%	36.8%

Common share activity in 2003 primarily includes the exercise of stock options and the purchase of shares of the Company’s common stock for treasury.

Dividends have been paid for 212 consecutive quarters, including a yearly increase in dividends for the last 47 fiscal years. The current annual dividend rate is $.76 per share.

As of June 30, 2003 the Company has committed lines of credit totaling $825 million through two multi-currency unsecured revolving credit agreements. The credit agreements support the Company’s commercial paper note program, which is rated A-1 by Standard & Poor’s, P-1 by Moody’s and F-1 by Fitch, Inc. The revolving credit agreements contain provisions that increase the facility fee of the credit agreement in the event the Company’s credit ratings are changed. A credit rating change would not limit the Company’s ability to use the credit agreements nor would it accelerate the repayment of any outstanding borrowings.

The Company seeks to minimize its total cost of borrowing and therefore uses its commercial paper note program as its primary source of working capital liquidity. The primary alternative source of borrowing for working capital liquidity is the committed lines of credit, which typically bear a higher cost of borrowing.

The Company’s revolving credit agreements and certain debt agreements contain certain financial and other covenants, the violation of which would limit or preclude the use of the agreements for future borrowings. The Company is in compliance with all covenants and expects to remain in compliance during the term of the agreements.

Based upon the Company’s past performance and current expectations, management believes the cash flows generated from future operating activities should provide adequate funds to support internal growth and continued improvements in the Company’s manufacturing facilities and equipment. The Company’s worldwide financial capabilities may be used to support planned growth as needed.

Contractual Obligations – The Company is obligated to make future payments in fixed amounts primarily under long-term debt and various lease agreements. The following table summarizes the Company’s fixed contractual obligations.

13-7

In thousands	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$1,356,034	$390,185	$382,727	$80,150	$502,972
Operating leases	155,723	53,541	59,749	21,309	21,124
Capital lease obligations	7,111	6,628	477	6

Total	$1,518,868	$450,354	$442,953	$101,465	$524,096

Quantitative and Qualitative Disclosures About Market Risk

The Company enters into forward exchange contracts, costless collar contracts and cross-currency swap agreements to reduce its exposure to fluctuations in related foreign currencies. The total carrying and fair value of open contracts and any risk to the Company as a result of these arrangements is not material to the Company’s financial position, liquidity or results of operations.

The Company’s debt portfolio contains variable rate debt, inherently exposing the Company to interest rate risk. The Company’s objective is to maintain a 60/40 mix between fixed rate and variable rate debt thereby limiting its exposure to changes in near-term interest rates. In addition, the Company has entered into an interest rate swap agreement for a $200 million notional principal amount. The agreement is with a major financial institution and the risk of loss is considered remote. The carrying value and fair value of the swap agreement is not material to the Company’s financial position, liquidity or results of operations. A 100 basis point increase in near-term interest rates would increase annual interest expense on variable rate debt by approximately $3 million.

Off-Balance Sheet Arrangements

The Company does not have off-balance sheet arrangements with unconsolidated entities.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The policies discussed below are considered by management to be more critical than other policies because their application places the most significant demands on management’s judgment.

Revenue recognition – Substantially all of the Industrial Segment, the Climate & Industrial Controls Segment and the Other Segment revenues are recognized when the risks and rewards of ownership and title to the product has transferred to the customer. This generally takes place at the time the product is shipped. The Aerospace Segment uses the percentage of completion method to recognize a portion of its revenue. The percentage of completion method requires the use of estimates of costs to complete long-term contracts and for some contracts includes estimating costs related to aftermarket orders. The estimation of these costs requires substantial judgment on the part of management due to the duration of the contracts as well as the technical nature of the products involved. Adjustments to estimated costs are made on a consistent basis and a contract reserve is established when the costs to complete a contract exceed the contract revenues.

Impairment of Goodwill and Long-lived Assets – Goodwill is tested for impairment, at the reporting unit level, on an annual basis and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit’s goodwill may exceed its fair value. A discounted cash flow model is used to estimate the fair value of a reporting unit. This model requires the use of long-term planning forecasts and assumptions regarding industry specific economic conditions that are outside the control of the Company. Long-lived assets held for use are evaluated for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use and eventual disposition is less than their carrying value. The long-term nature of these assets require the estimation of its cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test.

13-8

Inventories – Inventories are valued at the lower of cost or market. Cost is determined on the last-in, first-out basis for a majority of U.S. inventories and on the first-in, first-out basis for the balance of the Company’s inventories. Inventories have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on management’s review of inventories on hand compared to estimated future usage and sales.

Pensions and Postretirement Benefits Other Than Pensions – The annual net periodic expense and benefit obligations related to the Company’s defined benefit plans are determined on an actuarial basis. This determination requires critical assumptions regarding the discount rate, long-term return on plan assets, increases in compensation levels, amortization periods for actuarial gains and losses and health care cost trends. Assumptions are determined based on Company data and appropriate market indicators, and are evaluated each year as of the plan’s measurement date. Changes in the assumptions to reflect actual experience could result in a material change in the annual net periodic expense and benefit obligations reported in the financial statements. For the Company’s domestic defined benefit plans, a one-half percentage point change in the assumed long-term rate of return on plan assets is estimated to have a $6 million effect on pension expense and a one-half percentage point decrease in the discount rate is estimated to increase pension expense by $13 million.

Further information on pensions and postretirement benefits other than pensions is provided in Note 10 to the Consolidated Financial Statements.

Other Loss Reserves – The Company has a number of loss exposures incurred in the ordinary course of business such as environmental claims, product liability, litigation, recoverability of deferred income tax benefits and accounts receivable reserves. Establishing loss reserves for these matters requires management’s estimate and judgment with regards to risk exposure and ultimate liability or realization. These loss reserves are reviewed periodically and adjustments are made to reflect the most recent facts and circumstances.

Recently Issued Accounting Pronouncements

In April 2003 the Financial Accounting Standards Board (FASB) issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and is effective for contracts entered into or modified after June 30, 2003. In May 2003 the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for classifying and measuring financial instruments with characteristics of both liabilities and equity. It requires classifying a financial instrument that is within its scope as a liability and is effective in the first interim period beginning after June 15, 2003. The implementation of these accounting pronouncements is not expected to have a material effect on the Company’s results of operations, cash flows or financial position.

13-9

Consolidated Statement of Income

	For the years ended June 30,
(Dollars in thousands, except per share amounts)	2003	2002	2001
Net sales	$6,410,610	$6,149,122	$5,979,604
Cost of sales	5,309,775	5,116,570	4,728,156

Gross profit	1,100,835	1,032,552	1,251,448
Selling, general and administrative expenses	721,065	686,485	679,963
Goodwill impairment loss (Note 7)		39,516
Interest expense	81,561	82,484	95,775
Interest and other (income), net	(3,016)	(2,483)	(4,800)
Loss (gain) on disposal of assets	3,843	8,514	(47,673)

Income before income taxes	297,382	218,036	528,183
Income taxes (Note 4)	101,110	87,886	187,391

Net income	$196,272	$130,150	$340,792

Earnings per share (Note 5)
Basic earnings per share	$1.69	$1.13	$2.98

Diluted earnings per share	$1.68	$1.12	$2.96

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Comprehensive Income

	For the years ended June 30,
(Dollars in thousands)	2003	2002	2001
Net income	$196,272	$130,150	$340,792
Other comprehensive income (loss), net of taxes (Note 11):
Foreign currency translation adjustment	99,029	69,673	(89,659)
Minimum pension liability	(297,487)	(107,563)
Net unrealized (loss) gain on marketable equity securities	(27)	(5,076)	10,586

Comprehensive income (loss)	$(2,213)	$87,184	$261,719

The accompanying notes are an integral part of the financial statements.

13-10

Business Segment Information

By Industry

(Dollars in thousands)	2003	2002	2001
Net sales:
Industrial:
North America	$2,840,628	$2,792,315	$2,941,697
International	1,584,443	1,278,694	1,275,516
Aerospace	1,109,566	1,172,608	1,205,624
Climate & Industrial Controls	665,629	612,533	539,032
Other	210,344	292,972	17,735

	$6,410,610	$6,149,122	$5,979,604

Segment operating income (a):
Industrial:
North America	$155,258	$141,315	$322,786
International	96,301	60,721	92,561
Aerospace	157,295	189,353	218,851
Climate & Industrial Controls	63,441	47,980	40,232
Other	11,584	6,663	1,219

Total segment operating income	483,879	446,032	675,649
Corporate administration	80,147	73,335	85,738

Income before interest expense and other	403,732	372,697	589,911
Interest expense	81,561	82,484	95,775
Other expense (income)	24,789	72,177	(34,047)

Income before income taxes	$297,382	$218,036	$528,183

Identifiable assets:
Industrial	$3,954,929	$3,883,107	$3,528,652
Aerospace	622,960	679,371	710,555
Climate & Industrial Controls	376,730	386,619	290,069
Other	211,521	189,769	99,937

	5,166,140	5,138,866	4,629,213
Corporate (b)	819,493	613,717	708,448

	$5,985,633	$5,752,583	$5,337,661

Property additions (c):
Industrial	$145,357	$295,139	$412,042
Aerospace	12,092	20,266	37,152
Climate & Industrial Controls	8,811	36,384	14,959
Other	1,815	10,728	—
Corporate	1,555	4,679	12,006

	$169,630	$367,196	$476,159

Depreciation:
Industrial	$200,772	$183,917	$160,577
Aerospace	20,115	19,806	19,729
Climate & Industrial Controls	20,545	19,675	15,894
Other	2,432	2,251	368
Corporate	4,617	5,586	3,702

	$248,481	$231,235	$200,270

13-11

By Geographic Area (d)

(Dollars in thousands)	2003	2002	2001
Net sales:
North America	$4,501,098	$4,567,370	$4,561,217
International	1,909,512	1,581,752	1,418,387

	$6,410,610	$6,149,122	$5,979,604

Long-lived assets:
North America	$1,168,882	$1,249,767	$1,186,834
International	488,543	447,198	361,854

	$1,657,425	$1,696,965	$1,548,688

Certain prior year amounts have been reclassified to conform to the current year presentation including the presentation of Climate & Industrial Controls as a separate reporting segment as a result of the net sales of this business exceeding the 10% materiality threshold set forth in SFAS No. 131.

The accounting policies of the business segments are the same as those described in the Significant Accounting Policies footnote except that the business segment results are prepared on a management basis that is consistent with the manner in which the Company disaggregates financial information for internal review and decision-making.

(a)	Income before income taxes for 2001 includes goodwill amortization of $59,582 ($31,056 in Industrial North America; $12,369 in Industrial International; $7,800 in Aerospace; $4,347 in Climate & Industrial Controls, and $4,010 in Other expense (income)).

(b)	Corporate assets are principally cash and cash equivalents, domestic deferred income taxes, investments, benefit plan assets, headquarters facilities, assets held for sale and the major portion of the Company's domestic data processing equipment.

(c)	Includes value of net plant and equipment at the date of acquisition of acquired companies accounted for by the purchase method and the reclassification of assets previously held for sale (2003 - $11,370; 2002 - $160,632; 2001 - $141,411).

(d)	Net sales are attributed to countries based on the location of the selling unit. North America includes the United States, Canada and Mexico. No country other than the United States represents greater than 10% of consolidated sales. Long-lived assets are comprised of property, plant and equipment based on physical location.

13-12

Consolidated Balance Sheet

	June 30,
(Dollars in thousands)	2003	2002
Assets
Current Assets
Cash and cash equivalents	$245,850	$46,384
Accounts receivable, less allowance for doubtful accounts (2003 – $15,304; 2002 – $15,396)	1,002,060	1,006,313
Inventories (Notes 1 and 6):
Finished products	475,057	531,821
Work in process	399,574	353,410
Raw materials	122,536	166,737

	997,167	1,051,968
Prepaid expenses	51,949	48,532
Deferred income taxes (Notes 1 and 4)	99,781	82,421

Total Current Assets	2,396,807	2,235,618
Plant and equipment (Note 1):
Land and land improvements	174,682	167,915
Buildings and building equipment	924,065	873,152
Machinery and equipment	2,379,611	2,245,295
Construction in progress	58,425	67,896

	3,536,783	3,354,258
Less accumulated depreciation	1,879,358	1,657,293

	1,657,425	1,696,965
Investments and other assets (Note 1)	720,022	675,877
Goodwill (Notes 1 and 7)	1,108,610	1,083,768
Intangible assets, net (Notes 1 and 7)	59,444	51,286
Deferred income taxes (Notes 1 and 4)	43,325	9,069

Total Assets	$5,985,633	$5,752,583

Liabilities and Shareholders' Equity
Current Liabilities
Notes payable and long-term debt payable within one year (Notes 8 and 9)	$424,235	$416,693
Accounts payable, trade	437,103	443,525
Accrued payrolls and other compensation	197,696	187,037
Accrued domestic and foreign taxes	65,094	48,309
Other accrued liabilities	299,599	264,273

Total Current Liabilities	1,423,727	1,359,837
Long-term debt (Note 9)	966,332	1,088,883
Pensions and other postretirement benefits (Notes 1 and 10)	920,420	508,313
Deferred income taxes (Notes 1 and 4)	20,780	76,955
Other liabilities	133,463	135,079

Total Liabilities	3,464,722	3,169,067

Shareholders' Equity (Note 11)
Serial preferred stock, $.50 par value, authorized 3,000,000 shares; none issued
Common stock, $.50 par value, authorized 600,000,000 shares; issued 118,285,736 shares in 2003 and 118,124,294 shares in 2002 at par value	59,143	59,062
Additional capital	389,021	378,918
Retained earnings	2,584,268	2,473,808
Unearned compensation related to ESOP (Note 9)	(63,418)	(79,474)
Deferred compensation related to stock options	2,347	2,347
Accumulated other comprehensive (loss)	(445,982)	(247,497)

	2,525,379	2,587,164
Common stock in treasury at cost: 120,637 shares in 2003 and 100,130 shares in 2002	(4,468)	(3,648)

Total Shareholders' Equity	2,520,911	2,583,516

Total Liabilities and Shareholders' Equity	$5,985,633	$5,752,583

The accompanying notes are an integral part of the financial statements.

13-13

Consolidated Statement of Cash Flows

	For the years ended June 30,
(Dollars in thousands)	2003	2002	2001
Cash Flows From Operating Activities
Net income	$196,272	$130,150	$340,792
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	248,481	231,235	200,270
Amortization	10,697	50,363	64,257
Deferred income taxes	21,614	29,095	44,902
Foreign currency transaction loss	5,309	5,629	4,159
Loss (gain) on sale of plant and equipment	8,288	12,125	(55,914)
(Gain) on divestiture of business	(7,400)
Changes in assets and liabilities, net of effects from acquisitions and divestitures:
Accounts receivable	61,541	70,993	(6,725)
Inventories	106,129	111,041	7,865
Prepaid expenses	(993)	(4,458)	4,799
Assets held for sale		3,242	43,069
Other assets	(73,757)	2,702	(66,376)
Accounts payable, trade	(27,045)	(10,956)	(43,697)
Accrued payrolls and other compensation	(909)	(15,465)	(13,586)
Accrued domestic and foreign taxes	23,555	(25,356)	(6,136)
Other accrued liabilities	8,943	13,038	(10,444)
Pensions and other postretirement benefits	(8,020)	(3,872)	18,501
Other liabilities	(15,216)	31,540	3,051

Net cash provided by operating activities	557,489	631,046	528,787
Cash Flows From Investing Activities
Acquisitions (less cash acquired of $196 in 2003, $3,118 in 2002 and $10,143 in 2001)	(16,648)	(388,315)	(583,254)
Capital expenditures	(158,260)	(206,564)	(334,748)
Proceeds from sale of plant and equipment	20,745	19,849	90,044
Proceeds from divestitures	14,709	3,222
Other	2,269	(36,910)	8,130

Net cash (used in) investing activities	(137,185)	(608,718)	(819,828)
Cash Flows From Financing Activities
Proceeds from common share activity	9,386	20,250	15,971
(Payments of) proceeds from notes payable, net	(370,540)	(146,170)	197,324
Proceeds from long-term borrowings	258,667	235,794	304,172
(Payments of) long-term borrowings	(33,891)	(27,913)	(190,031)
Dividends paid, net of tax benefit of ESOP shares	(85,833)	(82,838)	(79,921)

Net cash (used in) provided by financing activities	(222,211)	(877)	247,515
Effect of exchange rate changes on cash	1,373	1,368	(1,369)

Net increase (decrease) in cash and cash equivalents	199,466	22,819	(44,895)
Cash and cash equivalents at beginning of year	46,384	23,565	68,460

Cash and cash equivalents at end of year	$245,850	$46,384	$23,565

Supplemental Data:
Cash paid during the year for:
Interest, net of capitalized interest	$73,575	$78,446	$84,183
Income taxes	44,632	76,830	183,546
Non-cash investing activities:
Stock issued for acquisitions		13,081

The accompanying notes are an integral part of the financial statements.

13-14

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

1.	Significant Accounting Policies

The significant accounting policies followed in the preparation of the accompanying consolidated financial statements are summarized below.

Nature of Operations - The Company is a leading worldwide full-line manufacturer of motion-control products, including fluid power systems, electromechanical controls and related components. The Company evaluates performance based on segment operating income before Corporate general and administrative expenses, Interest expense and Income taxes.

The Company operates in two principal business segments: Industrial and Aerospace. The Industrial Segment is an aggregation of several business units which manufacture motion-control and fluid power system components for builders and users of various types of manufacturing, packaging, processing, transportation, agricultural, construction, and military vehicles and equipment. Industrial Segment products are marketed primarily through field sales employees and independent distributors. The North American Industrial business represents the largest portion of the Company’s manufacturing plants and distribution networks and primarily services North America. The International Industrial operations provide Parker products and services to countries throughout Europe, Asia Pacific and Latin America.

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

The Company also reports a Climate & Industrial Controls Segment and an Other Segment. The Climate & Industrial Controls Segment consists of several business units which manufacture motion-control systems and components for use primarily in the refrigeration and air conditioning and transportation industries. The Other Segment consists of a business unit which designs and manufactures custom-engineered buildings (beginning in 2001) and a business unit which develops and manufactures chemical car care and industrial products (beginning in 2002). In June 2002 the Company divested businesses included in the Other Segment only in 2002 which administered vehicle service contract programs and product-related service programs (See Note 2 for further discussion). The products in the Climate & Industrial Controls Segment and the Other Segment are marketed primarily through field sales employees and independent distributors.

See the table of Business Segment Information “By Industry” and “By Geographic Area” on pages 13-11 and 13-12 for further disclosure of business segment information.

There are no individual customers to whom sales are four percent or more of the Company’s consolidated sales. Due to the diverse group of customers throughout the world the Company does not consider itself exposed to any concentration of credit risks.

The Company manufactures and markets its products throughout the world. Although certain risks and uncertainties exist, the diversity and breadth of the Company’s products and geographic operations mitigate significantly the risk that adverse changes would materially affect the Company’s operating results.

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

13-15

Revenue Recognition - Revenue is recognized when the risks and rewards of ownership and title to the product has transferred to the customer. The Company’s revenue recognition policies are in compliance with the SEC’s Staff Accounting Bulletin (SAB) No. 101. Shipping and handling costs billed to customers are included in Net sales and the related costs in Cost of sales.

Cash - Cash equivalents consist of short-term highly liquid investments, with a three-month or less maturity, carried at cost plus accrued interest, which are readily convertible into cash.

Inventories - Inventories are stated at the lower of cost or market. The majority of domestic inventories are valued by the last-in, first-out method and the balance of the Company’s inventories are valued by the first-in, first-out method.

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

Investments and Other Assets - Investments in joint-venture companies in which ownership is 50% or less and in which the Company does not have operating control are stated at cost plus the Company’s equity in undistributed earnings. These investments and the related earnings are not material to the consolidated financial statements. During 2003 and 2002 the Company recorded a charge of $2,565 ($.02 per share) and $4,973 charge ($.04 per share), respectively, related to an adjustment in an equity investment in a publicly traded Japanese company. Investments and Other Assets includes a prepaid pension cost at June 30, 2003 and 2002 of $354,330 and $270,750, respectively, and an intangible asset recognized in connection with an additional minimum pension liability of $100,294 and $115,242 at June 30, 2003 and 2002, respectively.

Goodwill - On July 1, 2001 the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” and therefore ceased amortizing goodwill as of that date. Prior to the adoption of SFAS No. 142, the Company amortized goodwill, on a straight-line basis, over periods ranging from 15 years to 40 years. The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

Intangible Assets- Intangible assets primarily include patents, trademarks and engineering drawings and are recorded at cost and amortized on a straight-line method over their legal or estimated useful life.

Income Taxes - Income taxes are provided based upon income for financial reporting purposes. Deferred income taxes arise from temporary differences in the recognition of income and expense for tax purposes. Tax credits and similar tax incentives are applied to reduce the provision for income taxes in the year in which the credits arise.

Product Warranty- In the ordinary course of business the Company warrants its products against defect in design, materials and workmanship over various time periods. The warranty accrual at June 30, 2003 and 2002 is immaterial to the financial position of the Company and the change in the accrual during 2003 was immaterial to the Company’s results of operations and cash flows.

13-16

Foreign Currency Translation - Assets and liabilities of most foreign subsidiaries are translated at current exchange rates, and income and expenses are translated using weighted average exchange rates. The effects of these translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in the Accumulated other comprehensive (loss) component of Shareholders’ equity. Such adjustments will affect Net income only upon sale or liquidation of the underlying foreign investments, which is not contemplated at this time. Exchange gains and losses from transactions in a currency other than the local currency of the entity involved, and translation adjustments in countries with highly inflationary economies, are included in Net income.

Financial Instruments - The Company’s financial instruments consist primarily of investments in cash, cash equivalents and long-term investments as well as obligations under notes payable and long-term debt. The carrying values for Cash and cash equivalents, Investments and other assets and Notes payable approximate fair value. See Note 9 for fair value of long-term debt.

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

Cross-currency swap agreements are recorded in Long-term debt as dollar-denominated receivables with offsetting foreign-currency payables. If the receivables more than offset the payables, the net difference is reclassified to an asset. Gains or losses are accrued monthly as an adjustment to Net income, offsetting the underlying foreign currency gains or losses. The differential between interest to be received and interest to be paid is accrued monthly as an adjustment to Interest expense. At June 30, 2003 there were no outstanding cross-currency swap agreements.

The Company has entered into an interest rate swap agreement for a $200 million notional principal amount. The swap agreement converts a portion of variable rate debt to a fixed rate through 2004. The net payments or receipts under this agreement are recognized as an adjustment to Interest expense. The agreement is with a major financial institution and the risk of loss is considered remote.

In addition, the Company’s foreign locations, in the ordinary course of business, enter into financial guarantees, through financial institutions, which enable customers to be reimbursed in the event of nonperformance by the Company.

The total carrying and fair value of open contracts and any risk to the Company as a result of the above mentioned arrangements is not material.

Stock Options - In 2003 the Company adopted the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” The Company continues to apply the intrinsic-value based method to account for stock options granted to employees or Directors to purchase common shares. The option price equals the market price of the underlying common shares on the date of grant, therefore no compensation expense is recognized. The Company does recognize compensation expense related to the issuance of restricted stock. The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested stock awards:

	2003	2002	2001
Net income, as reported	$196,272	$130,150	$340,792
Add: Stock-based employee compensation included in reported net income, net of tax	(327)	575	3,976
Deduct: Total stock-based employee compensation expense determined under fair value method, net of tax	18,498	15,377	14,992

Pro forma net income	$177,447	$115,348	$329,776

Earnings per share:
Basic: as reported	$1.69	$1.13	$2.98
pro forma	$1.52	$1.00	$2.89
Diluted: as reported	$1.68	$1.12	$2.96
pro forma	$1.51	$0.99	$2.87

13-17

Recent Accounting Pronouncements - In April 2003 the Financial Accounting Standards Board (FASB) issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and is effective for contracts entered into or modified after June 30, 2003. In May 2003 the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for classifying and measuring financial instruments with characteristics of both liabilities and equity and is effective in the first interim period beginning after June 15, 2003. The implementation of these accounting pronouncements is not expected to have a material effect on the Company’s results of operations, cash flows or financial position.

Reclassifications - Certain prior period amounts have been reclassified to conform to the current year presentation. Interest expense and Income taxes in the 2001 Consolidated Statement of Income have been restated as a result of adopting SFAS No. 145, which prohibits the presentation of the early redemption of debt as an extraordinary item.

2.	Acquisitions and Net Assets Held for Sale and Divestitures

Acquisitions - On July 16, 2001 the Company completed the acquisition of Dana Corporation’s Chelsea Products Division (Chelsea). Chelsea is a supplier of power take-offs and related auxiliary power devices for medium and heavy-duty mobile equipment. On August 31, 2001 the Company acquired the Aeroquip Air Conditioning and Refrigeration (AC&R) business from Eaton Corporation. AC&R produces mechanical controls and fluid systems for the residential and commercial air conditioning and refrigeration markets. On October 19, 2001 the Company acquired the assets of the global fluid management business of Dayco Industrial from MarkIV/BC Partners. The Dayco assets acquired include Imperial-Eastman products and a wide array of hydraulic and industrial hose and connectors. On February 1, 2002 the Company completed its acquisition of ITR SpA, a subsidiary of the SAIAG Group. ITR is a manufacturer of hoses, fittings and rubber compounds for hydraulic, industrial and oil and gas applications. On May 23, 2002 the Company acquired the assets of Camfil Farr’s Engine Air Filter business (Farr). Farr produces air-intake filtration products for heavy-duty off-road equipment, marine applications and power generation. Combined annual sales for these operations, for their most recent fiscal year prior to acquisition, were approximately $608 million. Total purchase price for these businesses was approximately $367 million in cash and $13 million in common stock.

On July 21, 2000 the Company completed the acquisition of Wynn’s International, Inc. (Wynn’s). Wynn’s is a leading manufacturer of precision-engineered sealing media for the automotive, heavy-duty truck and aerospace markets. On September 29, 2000 the Company acquired the pneumatics business of Invensys plc, which specializes in the design and production of equipment and controls for automated processes. On April 30, 2001 the Company acquired the Miller Fluid Power and Wilkerson businesses of CKD-Createc. Miller Fluid Power manufactures both pneumatic and hydraulic cylinders and Wilkerson manufactures a complete line of compressed air treatment and control products. Combined annual sales for these operations, for their most recent fiscal year prior to acquisition, were approximately $713 million. Total purchase price for these businesses was approximately $506 million in cash and assumed debt of $65 million.

13-18

All acquisitions were accounted for by the purchase method, and results of operations for all acquisitions except a portion of Wynn’s, which was initially classified as assets held for sale, are included as of the respective dates of acquisition. The purchase price allocation for acquisitions in 2003, 2002 and 2001 are presented below. Some of the 2003 purchase price allocations are preliminary and may require subsequent adjustment.

	2003	2002	2001
Assets acquired:
Accounts receivable	$5,339	$95,436	$87,514
Inventories	7,227	101,917	67,904
Prepaid expenses	219	1,855	11,730
Assets held for sale			84,640
Deferred income taxes		8,713	10,029
Plant & equipment	11,370	151,116	141,411
Other assets	2,851	46,876	12,072
Goodwill	3,544	103,916	383,878

	30,550	509,829	799,178

Liabilities and equity assumed:
Notes payable	242	9,099	20,926
Accounts payable	2,786	57,421	36,545
Accrued payrolls	795	17,483	20,587
Accrued taxes	79	638	(5,463)
Other accrued liabilities	1,247	12,462	73,996
Long-term debt	785	1,481	53,823
Pensions and other postretirement benefits		9,849	2,483
Deferred income taxes	3,882		13,027
Other liabilities	4,086

	13,902	108,433	215,924

Net assets acquired	$16,648	$401,396	$583,254

Net Assets Held for Sale and Divestitures - In May 2003 the Company completed the divestiture of its United Aircraft Products (UAP) division. The UAP division was part of the Aerospace Segment for segment reporting purposes. In August 2001 the Company completed the divestiture of the metal forming business and in June 2002 completed the divestiture of the business units which administer vehicle service contract and product-related service programs. These businesses were part of the Other Segment for segment reporting purposes. The divestitures resulted in a gain of $7,400 ($4,618 after-tax or $.04 per share) and $4,464 (no gain after-tax) in 2003 and 2002, respectively, and are reflected in Loss (gain) on disposal of assets in the Consolidated Statement of Income. The results of operations of the divested businesses were immaterial to the consolidated results of operations of the Company.

13-19

3.	Charges Related to Business Realignment and Gain on Sale of Real Property

In January 2003 the Company adopted the provisions of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The implementation of this accounting pronouncement did not have a material effect on the Company’s results of operations, financial position or cash flows.

In 2003 the Company recorded a $24,624 charge ($16,275 after-tax or $.14 per share) related to costs of structuring its businesses in response to current and anticipated customer demand. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The business realignment charge primarily consists of severance costs of $16,237 and $8,387 of costs relating to the consolidation of manufacturing product lines. The severance costs are attributable to approximately 1,050 employees in the Industrial Segment, 210 employees in the Aerospace Segment and 50 employees in the Other Segment. The majority of severance payments have been made with the remainder to be made in 2004. Of the pre-tax amount, $18,715 relates to the Industrial Segment, $2,495 relates to the Aerospace Segment, $2,106 relates to the Climate & Industrial Controls Segment and $1,308 relates to the Other Segment. The business realignment charge is presented in the Consolidated Statement of Income for 2003 in the following captions: $20,133 in Cost of sales; $992 in Selling, general and administrative expenses; and $3,499 in Loss (gain) on disposal of assets.

In 2002 the Company recorded a $37,352 charge ($24,466 after-tax or $.21 per share) related to costs of structuring its businesses in response to current and anticipated customer demand. The business realignment charge consists of severance costs of $22,578 and $14,774 of costs relating to the consolidation of manufacturing product lines, primarily asset impairments. The severance costs are attributable to approximately 1,050 employees in the Industrial Segment, 440 employees in the Aerospace Segment, 240 employees in the Climate & Industrial Controls Segment and 80 employees in the Other segment. All severance payments have been made as of June 30, 2003. The asset impairment portion relates to assets being held for sale and was calculated as the amount by which the carrying value of the assets exceeded their estimated selling price. Of the pre-tax amount, $25,654 relates to the Industrial Segment, $4,667 relates to the Aerospace Segment, $2,348 relates to the Climate & Industrial Controls Segment and $4,683 relates to the Other Segment. The business realignment charge is presented in the Consolidated Statement of Income for 2002 in the following captions: $23,977 in Cost of sales; $3,987 in Selling, general and administrative expenses; and $9,388 in Loss (gain) on disposal of assets.

In 2001 the Company recorded a $55,548 gain ($34,662 after-tax or $.30 per share) realized on the sale of real property located in Southern California. The property had served as a headquarters and manufacturing locale for the Company’s Aerospace Group and several of its divisions. Such operations have relocated to other previously owned or leased facilities in the area. The Company does not currently anticipate additional property sales of this magnitude occurring in the future. The gain is reflected in the Consolidated Statement of Income in the Loss (gain) on disposal of assets caption.

In 2001 the Company recorded a $28,724 charge ($18,474 after-tax or $.16 per share) related to costs of appropriately structuring its businesses in response to current and anticipated customer demand. The business realignment charge includes severance costs and employee-related benefits of $17,673 and $11,051 of other costs, primarily certain asset impairments. The severance costs and employee-related benefits are attributable to approximately 1,440 employees in the Industrial Segment and 30 employees in the Climate & Industrial Controls Segment. All severance and employee-related benefit payments were made in fiscal 2002. The asset impairment portion represents the amount by which the carrying value of the assets exceeded their estimated future undiscounted cash flows. The business realignment charge is presented in the Consolidated Statement of Income for 2001 in the following captions: $12,071 in Cost of sales; $6,691 in Selling, general and administrative expenses; $3,009 in Interest and other (income), net; and $6,953 in Loss (gain) on disposal of assets.

13-20

4.	Income Taxes

Income taxes before extraordinary items include the following:

	2003	2002	2001
Federal	$29,672	$32,728	$101,321
Foreign	48,075	26,054	30,791
State and local	1,749	9	10,377
Deferred	21,614	29,095	44,902

	$101,110	$87,886	$187,391

A reconciliation of the Company’s effective income tax rate to the statutory Federal rate follows:

	2003	2002	2001
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes	.6	.9	1.9
State operating loss carryforwards	(1.3)
Export tax benefit	(1.3)	(4.3)	(2.4)
Foreign tax rate difference	(2.1)	(1.8)	(1.1)
Cash surrender of life insurance	.8	2.2	.4
Nondeductible goodwill	.3	5.7	2.3
Other	2.0	2.6	(.6)

Effective income tax rate	34.0%	40.3%	35.5%

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:

	2003	2002
Postretirement benefits	$182,925	$60,672
Other liabilities and reserves	76,518	64,727
Long-term contracts	11,045	15,574
Operating loss carryforwards	53,275	71,221
Foreign tax credit carryforwards	2,329	5,200
Valuation allowance	(47,669)	(62,559)
Depreciation and amortization	(172,056)	(153,633)
Inventory	13,177	13,531

Net deferred tax asset	$119,544	$14,733

Change in net deferred tax asset :
Provision for deferred tax	$(21,614)	$(29,095)
Items of other comprehensive income	127,697	67,589
Acquisitions	(1,272)	7,786

Total change in net deferred tax	$104,811	$46,280

At June 30, 2003, the Company recorded tax benefits of $53,275 resulting from $349,577 in operating loss carryforwards. A valuation allowance has been established due to the uncertainty of realizing certain operating loss carryforwards and items of other comprehensive income. Some of the loss carryforwards can be carried forward indefinitely and others can be carried forward from one to 18 years. During 2003, operating loss carryforwards relating to the Commercial Intertech acquisition and the corresponding valuation allowance were eliminated as result of a legal entity restructuring.

Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of certain international operations as those earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the eventual remittance of such earnings.

Accumulated undistributed earnings of foreign operations reinvested in their operations amounted to $356,710, $267,093 and $333,796, at June 30, 2003, 2002 and 2001, respectively.

13-21

5.	Earnings Per Share

Earnings per share have been computed according to SFAS No. 128, “Earnings per Share.” Basic earnings per share is computed using the weighted average number of shares of common stock outstanding during the year.

Diluted earnings per share is computed using the weighted average number of common shares and common share equivalents outstanding during the year. Common share equivalents represent the dilutive effect of outstanding stock options. The computation of net income per share was as follows:

	2003	2002	2001
Numerator:
Net income applicable to common shares	$196,272	$130,150	$340,792

Denominator:
Basic - weighted average common shares	116,381,880	115,408,872	114,304,977
Increase in weighted average from dilutive effect of exercise of stock options	512,626	651,847	759,470

Diluted - weighted average common shares, assuming exercise of stock options	116,894,506	116,060,719	115,064,447

Basic earnings per share	$1.69	$1.13	$2.98
Diluted earnings per share	$1.68	$1.12	$2.96

For 2003, 2002 and 2001, 3.1 million, 1.4 million, and 1.3 million common shares, respectively, subject to stock options were excluded from the computation of diluted earnings per share because the effect of their exercise would be anti-dilutive.

6.	Inventories

Inventories valued on the last-in, first-out cost method were approximately 38% and 42%, respectively, of total inventories in 2003 and 2002. The current cost of these inventories exceeds their valuation determined on the LIFO basis by $151,757 in 2003 and $151,329 in 2002. Progress payments of $13,736 in 2003 and $15,720 in 2002 are netted against inventories.

7.	Goodwill and Intangible Assets

On July 1, 2001 the Company adopted the provisions of SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that all business combinations be accounted for by the purchase method and that certain intangible assets be recognized as assets apart from goodwill. SFAS No. 142 provides that goodwill should not be amortized but should instead be tested for impairment annually at the reporting unit level. The annual impairment test performed in 2003 resulted in no impairment loss being recognized. Goodwill impairment tests performed in 2002 resulted in an impairment charge of $39,516 ($37,137 after-tax or $.32 per share). Of the impairment charge, $28,354 was recorded in the Industrial Segment and $11,162 was recorded in the Other Segment. The Company used a discounted cash flow analysis for purposes of estimating the fair value of a reporting unit. The impairment charge primarily resulted from declining market conditions and lower future growth potential relative to expectations at the acquisition date for the reporting units involved.

13-22

The following reflects net income and earning per share adjusted as though the adoption of SFAS No. 142 occurred as of the beginning of fiscal 2001:

Net income	2003	2002	2001
As reported	$196,272	$130,150	$340,792
Goodwill amortization			51,206

Adjusted net income	$196,272	$130,150	$391,998

Basic earnings per share
As reported	$1.69	$1.13	$2.98
Goodwill amortization			.44

Adjusted basic earnings per share	$1.69	$1.13	$3.42

Diluted earnings per share
As reported	$1.68	$1.12	$2.96
Goodwill amortization			.44

Adjusted diluted earnings per share	$1.68	$1.12	$3.40

The changes in the carrying amount of goodwill for the year ended June 30, 2003 are as follows:

	Industrial Segment	Aerospace Segment	Climate & Industrial Controls Segment	Other Segment	Total
Balance June 30, 2002	$829,044	$76,216	$95,259	$83,249	$1,083,768
Acquisitions	3,544				3,544
Foreign currency translation	26,055	39	1,132	9,894	37,120
Goodwill adjustments	(17,347)		(809)	2,334	(15,822)

Balance June 30, 2003	$841,296	$76,255	$95,582	$95,477	$1,108,610

“Goodwill adjustments” primarily represent final adjustments to the purchase price allocation during the twelve-month period subsequent to the acquisition date.

Intangible assets are amortized on a straight-line method over their legal or estimated useful life. The following summarizes the gross carrying value and accumulated amortization for each major category of intangible asset:

June 30,	2003		2002
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization

Patents	$26,472	$12,264	$22,356	$9,930
Trademarks	21,159	1,702	17,058	644
Engineering drawings and other	32,112	6,333	24,576	2,130

Total	$79,743	$20,299	$63,990	$12,704

Total intangible amortization expense in 2003 and 2002 was $5,760 and $3,308, respectively. The estimated amortization expense for the five years ending June 30, 2004 through 2008 are $6,738, $6,259, $5,770, $4,733 and $3,179, respectively.

13-23

8.	Financing Arrangements

The Company has committed lines of credit totaling $825,000 through two multi-currency unsecured revolving credit agreements with a group of banks, of which $825,000 was available at June 30, 2003. One agreement, totaling $325,000, expires September 2003, and the other, totaling $500,000, expires September 2006. The interest on borrowings is based upon the terms of each specific borrowing and is subject to market conditions. These agreements also require facility fees of up to 9/100ths of one percent of the commitment per annum at the Company’s present rating level. Covenants in some of the agreements include a limitation on the Company’s ratio of debt to total capitalization. It is the Company’s policy to reduce the amount available for borrowing under the revolving credit agreements, on a dollar for dollar basis, by the amount of commercial paper notes outstanding.

The Company has other lines of credit, primarily short-term, aggregating $257,555 from various foreign banks, of which $234,967 was available at June 30, 2003. Most of these agreements are renewed annually.

During fiscal 2003 the Company issued $225,000 of fixed rate senior notes. As of June 30, 2003 the Company has $775,000 available under its universal shelf registration statement.

The Company is authorized to sell up to $825,000 of short-term commercial paper notes, rated A-1 by Standard & Poor’s, P-1 by Moody’s and F-1 by Fitch, Inc. At June 30, 2003 there were no commercial paper notes outstanding.

Commercial paper notes, along with short-term borrowings from foreign banks, primarily make up the balance of Notes payable. The balance and weighted average interest rate of the Notes payable at June 30, 2003 and 2002 were $27,422 and 2.7% and $396,883 and 3.4%, respectively.

9.	Debt

June 30,	2003	2002
Domestic:
Debentures
7.30%, due 2011	$100,000	$100,000
Fixed rate medium-term notes
5.65% to 7.39%, due 2004-2019	370,000	370,000
Variable rate medium-term notes
2.09%, due 2004	200,000	200,000
Fixed rate senior notes
4.88%, due 2013	225,000
ESOP loan guarantee
6.34%, due 2009	65,993	77,354
Variable rate demand bonds
1.00% to 1.11%, due 2010-2025	20,035	20,035
Foreign:
Bank loans, including revolving credit
1.0% to 15.5%, due 2004-2017	17,626	23,655
Euro Notes
6.25%, due 2006	345,450	297,420
Other long-term debt, including capitalized leases	19,041	20,229

Total long-term debt	1,363,145	1,108,693
Less long-term debt payable within one year	396,813	19,810

Long-term debt, net	$966,332	$1,088,883

13-24

In 2003 the Company issued $225,000 of fixed rate senior notes due 2013. The Company used the proceeds from the issuance to repay a portion of its outstanding commercial paper note borrowings.

Principal amounts of Long-term debt payable in the five years ending June 30, 2004 through 2008 are $396,813, $16,599, $366,604, $37,420 and $42,736, respectively. The carrying value of the Company’s Long-term debt (excluding leases and cross-currency swaps) was $1,356,034 and $1,101,363 at June 30, 2003 and 2002, respectively, and was estimated to have a fair value of $1,460,007 and $1,144,466, at June 30, 2003 and 2002, respectively. The estimated fair value of the Long-term debt was estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements. Some of the debt agreements include a limitation on the Company’s ratio of debt to tangible net worth.

ESOP Loan Guarantee - In 1999 the Company’s Employee Stock Ownership Plan (ESOP) was leveraged when the ESOP Trust borrowed $112,000 and used the proceeds to purchase 3,055,413 shares of the Company’s common stock from the Company’s treasury. The Company used the proceeds to pay down commercial paper note borrowings. The loan is unconditionally guaranteed by the Company and therefore the unpaid balance of the borrowing is reflected on the Consolidated Balance Sheet as Long-term debt. A corresponding amount representing Unearned compensation is recorded as a deduction from Shareholders’ equity.

Lease Commitments - Future minimum rental commitments as of June 30, 2003, under noncancelable operating leases, which expire at various dates, are as follows: 2004-$53,540; 2005-$37,798; 2006-$21,951; 2007-$11,615; 2008-$9,694 and after 2008-$21,124.

Rental expense in 2003, 2002 and 2001 was $64,571, $61,528 and $55,989, respectively.

10.	Retirement Benefits

Pensions - The Company has noncontributory defined benefit pension plans covering eligible employees, including certain employees in foreign countries. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat-dollar amounts and years of service. The Company also has contractual arrangements with certain key employees which provide for supplemental retirement benefits. In general, the Company’s policy is to fund these plans based on legal requirements, tax considerations, local practices and investment opportunities. The Company also sponsors defined contribution plans and participates in government-sponsored programs in certain foreign countries.

Pension cost (income) for all plans was $58,623, $32,004 and $(14,503) for 2003, 2002 and 2001, respectively. Pension cost (income) for all defined benefit plans accounted for using SFAS No. 87, “Employers’ Accounting for Pensions,” was as follows:

	2003	2002	2001
Service cost	$56,613	$54,886	$43,382
Interest cost	113,464	104,152	84,526
Expected return on plan assets	(132,152)	(143,816)	(146,908)
Net amortization and deferral and other	16,887	10,107	1,837

Net periodic benefit cost (income)	$54,812	$25,329	$(17,163)

Change in benefit obligation	2003	2002
Benefit obligation at beginning of year	$1,663,828	$1,476,445
Service cost	56,613	54,886
Interest cost	113,464	104,152
Actuarial loss	210,159	13,077
Benefits paid	(84,686)	(71,641)
Plan amendments	(7,573)	44,460
Acquisitions		11,522
Liability transferred from other postretirement benefits		3,784
Other	43,706	27,143

Benefit obligation at end of year	$1,995,511	$1,663,828

13-25

Change in plan assets
Fair value of plan assets at beginning of year	$1,337,485	$1,439,015
Actual (loss) on plan assets	(103,590)	(73,035)
Employer contributions	125,550	17,450
Benefits paid	(73,502)	(65,000)
Acquisitions		2,026
Other	29,956	17,029

Fair value of plan assets at end of year	$1,315,899	$1,337,485

Funded status
Plan assets (under) benefit obligation	$(679,612)	$(326,343)
Unrecognized net actuarial loss	818,273	368,421
Unrecognized prior service cost	98,313	118,753
Unrecognized initial net (asset)	(1,068)	(2,566)

Net amount recognized	$235,906	$158,265

Amounts recognized on the Consolidated Balance Sheet
Prepaid benefit cost	$354,330	$270,750
Accrued benefit liability	(816,141)	(400,104)
Intangible asset	100,294	115,242
Accumulated other comprehensive loss	597,423	172,377

Net amount recognized	$235,906	$158,265

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $1,971,980, $1,759,956 and $1,293,176, respectively, at June 30, 2003, and $1,425,785, $1,262,038 and $1,107,169, respectively, at June 30, 2002.

If the accumulated benefit obligation exceeds the fair value of plan assets, accounting rules require that the Company recognize a liability that is at least equal to the unfunded accumulated benefit obligation. Accordingly, a minimum pension liability of $697,717 and $287,619 has been recognized at June 30, 2003 and 2002, respectively, resulting in a net of tax charge to shareholders’ equity of $297,487 and $107,563 in 2003 and 2002, respectively. The minimum pension liability could be reversed should the fair value of plan assets exceed the accumulated benefit obligation at the end of 2004.

The majority of plans’ assets relate to the domestic defined benefit plans and consist primarily of listed common stocks (represents approximately 65% of total plan assets) and corporate and government bonds (represents approximately 35% of total plan assets). At June 30, 2003 and 2002, the plans’ assets included Company stock with market values of $50,346 and $56,345, respectively.

The assumptions used to measure net periodic benefit cost for the Company’s significant defined benefit plans are:

	2003	2002	2001
U.S. defined benefit plans
Discount rate	7.25%	7.25%	7.5%
Average increase in compensation	4.9%	4.9%	4.9%
Expected return on plan assets	8.5%	9.5%	10%
Non-U.S. defined benefit plans
Discount rate	4.5 to 6.75%	4.5 to 6.75%	4.75 to 7%
Average increase in compensation	2.5 to 3.75%	3 to 4%	3 to 4%
Expected return on plan assets	5 to 7.75%	5 to 8%	6 to 8.5%

13-26

For the U.S. defined benefit plans, the discount rate for 2004 will be lowered to 6.25% and the expected return on plan assets will be lowered to 8.25%.

Employee Savings Plan - The Company sponsors an employee stock ownership plan (ESOP) as part of its existing savings and investment 401(k) plan. The ESOP is available to eligible domestic employees, including the participants of a Commercial Intertech plan which was merged into the ESOP on December 31, 2001. Parker Hannifin common stock is used to match contributions made by employees to the ESOP up to a maximum of 4.0 percent of an employee’s annual compensation. Prior to May 1, 2001, the Company matched contributions made by employees to the ESOP up to a maximum of 3.5 percent of annual compensation. A breakdown of shares held by the ESOP is as follows:

	2003	2002	2001
Allocated shares	9,440,648	9,023,664	8,882,757
Committed-to-be-released shares			77,038
Suspense shares	1,844,112	2,384,301	2,936,821

Total shares held by the ESOP	11,284,760	11,407,965	11,896,616

Fair value of suspense shares	$77,434	$113,946	$124,639

In 1999 the ESOP was leveraged and the loan was unconditionally guaranteed by the Company. The Company’s matching contribution and dividends on the shares held by the ESOP are used to repay the loan, and shares are released from the suspense account as the principal and interest are paid. The unreleased portion of the shares in the ESOP suspense account are not considered outstanding for purposes of earnings per share computations. Company contributions to the ESOP, recorded as compensation and interest expense, were $37,733 in 2003, $38,449 in 2002 and $32,086 in 2001. Dividends earned by the suspense shares and interest income within the ESOP totaled $1,580 in 2003, $1,965 in 2002 and $2,264 in 2001.

In addition to shares within the ESOP, as of June 30, 2003 employees have elected to invest in 2,495,234 shares of common stock within the Company Stock Fund of the Parker Retirement Savings Plan.

Other Postretirement Benefits - The Company provides postretirement medical and life insurance benefits to certain retirees and eligible dependents. Most plans are contributory, with retiree contributions adjusted annually. The plans are unfunded and pay stated percentages of covered medically necessary expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. For most plans, the Company has established cost maximums to more effectively control future medical costs. The Company has reserved the right to change or eliminate these benefit plans. Effective May 1, 2001 the Company amended its postretirement medical plan for certain employees to make the plan fully employee paid and to provide employees instead with supplements in the funded defined benefit pension plans. The supplements were calculated to be in the aggregate at least equivalent to the value provided by the Company paid portion of the retiree medical coverage. As such, the benefit obligation as of May 1, 2001 related to the postretirement medical coverage is now reflected as a benefit obligation of the defined benefit pension plans.

Postretirement benefit cost included the following components:

	2003	2002	2001
Service cost	$1,289	$1,286	$4,690
Interest cost	5,957	5,494	12,283
Net amortization and deferral	2,323	(849)	(3,047)

Net periodic benefit cost	$9,569	$5,931	$13,926

13-27

Change in benefit obligation	2003	2002
Benefit obligation at beginning of year	$76,222	$82,945
Service cost	1,289	1,286
Interest cost	5,957	5,494
Actuarial loss (gain)	20,571	(582)
Benefits paid	(6,340)	(7,373)
Acquisitions and other	3,789	(1,844)
Liability transferred to defined benefit pension plans		(3,704)

Benefit obligation at end of year	$101,488	$76,222

Funded status
Benefit obligation in excess of plan assets	$(101,488)	$(76,222)
Unrecognized net actuarial loss (gain)	17,806	(2,765)
Unrecognized prior service cost	(3,657)	(5,123)

Net amount recognized	$(87,339)	$(84,110)

Amounts recognized on the Consolidated Balance Sheet:

Accrued benefit liability	$(87,339)	$(84,110)

The assumptions used to measure the net periodic benefit cost for postretirement benefit obligations are:

	2003	2002	2001
Discount rate	7.25%	7.25%	7.5%
Current medical cost trend rate	9.9%	8%	8.5%
Ultimate medical cost trend rate	5%	5.5%	5.5%
Medical cost trend rate decreases to ultimate in year	2010	2007	2007

A one percentage point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease

Effect on total of service and interest cost components	$811	$(666)
Effect on postretirement benefit obligation	$10,641	$(8,769)

Other - The Company has established nonqualified deferred compensation programs which permit officers, directors and certain management employees annually to elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. Deferred compensation expense was $7,127, $1,585 and $3,217 in 2003, 2002 and 2001, respectively.

The Company has invested in corporate-owned life insurance policies to assist in meeting the obligation under these programs. The policies are held in a rabbi trust and are recorded as assets of the Company.

13-28

11.	Shareholders’ Equity

Common Shares	2003	2002	2001
Balance July 1	$59,062	$58,705	$58,301
Shares issued under stock incentive plans (2003 – 175,964; 2002 – 450,314; 2001 – 807,293)	81	225	404
Shares issued for purchase acquisition		132

Balance June 30	$59,143	$59,062	$58,705

Additional Capital
Balance July 1	$378,918	$346,228	$328,938
Shares issued under stock option plans	1,393	9,200	9,197
Tax benefit of stock option plans	1,675	(81)	8,621
Shares issued for purchase acquisition		12,949
Restricted stock issued (surrendered)	852	761	(104)
Shares related to ESOP	6,183	9,861	(424)

Balance June 30	$389,021	$378,918	$346,228

Retained Earnings
Balance July 1	$2,473,808	$2,426,496	$2,165,625
Net income	196,272	130,150	340,792
Cash dividends paid on common shares, net of tax benefit of ESOP shares	(85,812)	(82,838)	(79,921)

Balance June 30	$2,584,268	$2,473,808	$2,426,496

Unearned Compensation Related to ESOP
Balance July 1	$(79,474)	$(96,398)	$(110,818)
Unearned compensation related to ESOP debt guarantee	16,056	16,924	14,420

Balance June 30	$(63,418)	$(79,474)	$(96,398)

Deferred Compensation Related to Stock Options
Balance July 1	$2,347	$2,347	$1,304
Deferred compensation related to stock options			1,043

Balance June 30	$2,347	$2,347	$2,347

Accumulated Other Comprehensive (Loss)
Balance July 1	$(247,497)	$(204,531)	$(125,458)
Foreign currency translation	99,029	69,673	(89,659)
Unrealized (loss) gain on marketable securities (net of tax of: 2003—$16; 2002 – $3,059; 2001 – $7,768)	(27)	(5,076)	12,919
Realized (gain) on marketable securities (net of tax of: 2001 – $1,406)			(2,333)
Minimum pension liability (net of tax of: 2003—$127,558; 2002—$64,814)	(297,487)	(107,563)

Balance June 30	$(445,982)	$(247,497)	$(204,531)

13-29

	2003	2002	2001
Common Stock in Treasury
Balance July 1	$(3,648)	$(3,932)	$(8,434)
Shares purchased at cost (2003 – 45,000; 2002 – 230,000)	(1,696)	(8,054)
Shares issued under stock option plans (2003 –157,011; 2002 – 233,244; 2001 – 82,047)	538	8,498	3,226
Restricted stock issued (surrendered)	338	(160)	1,276

Balance June 30	$(4,468)	$(3,648)	$(3,932)

Shares surrendered upon exercise of stock options: 2003 –111,538; 2002 – 381,779; 2001 – 269,771.

Share Repurchases - The Board of Directors has authorized the repurchase of a total of 5.05 million of the Company’s common shares. At June 30, 2003, the remaining authorization to repurchase was 3.00 million shares. Repurchases are made on the open market, at prevailing prices, and are funded from operating cash flows. The shares are initially held as treasury stock.

12. Stock Incentive Plans

Employees’ Stock Options - The Company’s incentive plan provides for the granting of nonqualified options to officers and key employees to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the dates options are granted. Outstanding options generally are exercisable either one or two years after the date of grant and expire no more than ten years after grant.

The Company derives a tax deduction measured by the excess of the market value over the option price at the date nonqualified options are exercised. The related tax benefit is credited to Additional capital.

As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company continues to account for its stock option and stock incentive plans in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and makes no charges against capital with respect to options granted. See Note 1 on page 13-17 for disclosure of pro forma information regarding Net Income and Earnings per share determined as if the Company had accounted for its stock options under the fair value method.

The fair value for the significant options granted in 2003, 2002 and 2001 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Aug/02	Aug/01	Aug/00
Risk-free interest rate	3.3%	4.6%	6.1%
Expected life of option	4.6 yrs	4.8 yrs	4.6 yrs
Expected dividend yield of stock	1.6%	1.6%	1.6%
Expected volatility of stock	38%	36.6%	36.2%

Options exercisable and shares available for future grant on June 30:

	2003	2002	2001
Options exercisable	4,898,070	3,440,843	3,256,705
Weighted-average option price per share of options exercisable	$37.57	$34.75	$30.40
Weighted-average fair value of options granted during the year	$12.68	$14.94	$12.44
Shares available for grant	525,951	785,797	1,436,436

On July 1, 2003, 2,954,127 shares are available for grant pursuant to the Company’s stock incentive plan.

13-30

A summary of the status and changes of shares subject to options and the related average price per share follows:

	Shares Subject To Options	Average Option Price Per Share
Outstanding June 30, 2001	5,193,216	$33.33

Granted	2,148,477	44.73
Exercised	(1,041,931)	26.86
Canceled	(77,852)

Outstanding June 30, 2002	6,221,910	$38.29

Granted	2,433,950	39.90
Exercised	(283,071)	27.44
Canceled	(55,532)

Outstanding June 30, 2003	8,317,257	$39.08

The range of exercise prices and the remaining contractual life of options as of June 30, 2003 were:

Range of exercise prices	$17-$28	$29-$41	$42-$55

Options outstanding:
Outstanding as of June 30, 2003	757,412	4,376,392	3,183,453
Weighted-average remaining contractual life	2.7 yrs	7.9 yrs	7.2 yrs
Weighted-average exercise price	$25.41	$37.34	$44.72
Options exercisable:
Outstanding as of June 30, 2003	757,412	1,991,217	2,149,441
Weighted-average remaining contractual life	2.7 yrs	6.4 yrs	6.9 yrs
Weighted-average exercise price	$25.41	$34.35	$44.84

Restricted Stock - Restricted stock was issued, under the Company’s 1993 Stock Incentive Program, to certain key employees under the Company’s 2000-01-02, 1999-00-01 and 1998-99-00 Long Term Incentive Plans (LTIP). Value of the payments was set at the market value of the Company’s common stock on the date of issuance. Shares were earned and awarded, and an estimated value was accrued, based upon attainment of criteria specified in the LTIP over the cumulative years of each 3-year Plan. Plan participants are entitled to cash dividends and to vote their respective shares, but the shares are restricted as to transferability for three years following issuance.

Restricted Shares for LTIP Plan	2003	2002	2001
Number of shares issued	18,953	17,206	26,976
Per share value on date of issuance	$41.20	$44.55	$39.32
Total value	$781	$767	$1,061

Under the Company’s 2001-02-03 LTIP, a payout of 19,566 shares of restricted stock, from the Company’s 1993 Stock Incentive Program, will be issued to certain key employees in 2004. The balance of the 2001-02-03 LTIP payout will be made as deferred cash compensation (if elected by the participant) or in cash. The total payout, valued at $2,903, has been accrued over the three years of the plan.

In addition, non-employee members of the Board of Directors have been given the opportunity to receive all or a portion of their fees in the form of restricted stock. These shares vest ratably, on an annual basis, over the term of office of the director. In 2003, 2002 and 2001, 12,679, 3,167 and 5,464 shares, respectively, were issued in lieu of directors’ fees.

13-31

Non-employee Directors’ Stock Options - In August 1996, the Company adopted a stock option plan for non-employee directors to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the date the options are granted. Outstanding options are exercisable either one or two years after the date of grant and expire no more than ten years after grant.

A summary of the status and changes of shares subject to options and the related average price per share follows:

	Shares Subject To Options	Average Option Price Per Share
Outstanding June 30, 2001	38,050	$36.23

Granted	11,163	46.63
Exercised	(6,200)	33.83

Outstanding June 30, 2002	43,013	$39.28
Granted	12,000	39.84

Outstanding June 30, 2003	55,013	$39.45

As of June 30, 2003, 39,513 options were exercisable and 303,787 shares were available for grant.

At June 30, 2003, the Company had 9,259,109 common shares reserved for issuance in connection with its stock incentive plans.

13.	Shareholders’ Protection Rights Agreement

The Board of Directors of the Company declared a dividend of one Right for each share of Common Stock outstanding on February 17, 1997 in relation to the Company’s Shareholder Protection Rights Agreement. As of June 30, 2003, 118,165,099 shares of Common Stock were reserved for issuance under this Agreement. Under certain conditions involving acquisition of or an offer for 15 percent or more of the Company’s Common Stock, all holders of Rights, except an acquiring entity, would be entitled to purchase, at an exercise price of $100, a value of $200 of Common Stock of the Company or an acquiring entity, or at the option of the Board, to exchange each Right for one share of Common Stock. The Rights remain in existence until February 17, 2007, unless earlier redeemed (at one cent per Right), exercised or exchanged under the terms of the agreement. In the event of an unfriendly business combination attempt, the Rights will cause substantial dilution to the person attempting the business combination. The Rights should not interfere with any merger or other business combination that is in the best interest of the Company and its shareholders since the Rights may be redeemed.

14.	Research and Development

Research and development costs amounted to $122,710 in 2003, $109,090 in 2002 and $115,004 in 2001. Customer reimbursements included in the total cost for each of the respective years were $29,561, $13,517 and $17,143. Costs include those costs related to independent research and development as well as customer reimbursed and unreimbursed development programs.

15.	Contingencies

The Company is involved in various litigation arising in the normal course of business, including proceedings based on product liability claims, workers’ compensation claims and alleged violations of various environmental laws. The Company is self-insured in the U.S. for health care, workers’ compensation, general liability and product liability up to predetermined amounts, above which third party insurance applies. The Company purchases third party product liability insurance for products manufactured by its international operations and for products that are used in aerospace applications. Management regularly reviews the probable outcome of these proceedings, the expenses expected to be incurred, the availability and limits of the insurance coverage, and the established accruals for liabilities. While the outcome of pending proceedings cannot be predicted with certainty, management believes that any liabilities that may result from these proceedings will not have a material adverse effect on the Company’s liquidity, financial condition or results of operations.

13-32

Environmental - The Company is currently responsible for environmental remediation at 24 manufacturing facilities presently or formerly operated by the Company and has been named as a “potentially responsible party,” along with other companies, at three off-site waste disposal facilities and two regional Superfund sites.

As of June 30, 2003, the Company has a reserve of $15,282 for environmental matters which are probable and reasonably estimable. This reserve is recorded based upon the best estimate of costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities and the amount of the Company’s liability in proportion to other responsible parties. This reserve is net of $9,064 for discounting, primarily at a 4.5 percent discount rate, a portion of the costs at 12 locations to operate and maintain remediation treatment systems as well as gauge treatment system effectiveness through monitoring and sampling over periods ranging from five to 30 years.

The Company’s estimated total liability for the above mentioned sites ranges from a minimum of $15,282 to a maximum of $44,177. The actual costs to be incurred by the Company will be dependent on final determination of remedial action required, negotiations with federal and state agencies, changes in regulatory requirements and technology innovation, the effectiveness of remedial technologies employed, the ability of other responsible parties to pay, and any insurance or third party recoveries.

16.	Quarterly Information (Unaudited)

2003 (a)	1st	2nd	3rd	4th	Total
Net sales	$1,585,904	$1,517,201	$1,646,844	$1,660,661	$6,410,610
Gross profit	286,014	258,374	278,414	278,033	1,100,835
Net income	60,975	37,552	48,663	49,082	196,272
Diluted earnings per share	.52	.32	.42	.42	1.68

2002 (b)	1st	2nd	3rd	4th	Total
Net sales	$1,475,867	$1,437,330	$1,578,332	$1,657,593	$6,149,122
Gross profit	278,242	233,437	269,087	251,786	1,032,552
Net income (loss)	60,581	29,062	52,357	(11,850)	130,150
Diluted earnings (loss) per share	.52	.25	.45	(.10)	1.12

(a)	Results for the first quarter include a $2,075 charge ($1,380 after-tax or $.01 per share) related to business realignment costs. Results for the second quarter include a $5,057 charge ($3,363 after-tax or $.03 per share) related to business realignment costs and a $2,246 charge ($2,246 after-tax or $.02 per share) related to an equity investment adjustment. Results for the third quarter include a $7,453 charge ($4,956 after-tax or $.04 per share) related to business realignment costs. Results for the fourth quarter include a $10,039 charge ($6,576 after-tax or $.06 per share) related to business realignment costs and a gain of $7,400 ($4,618 after-tax or $.04 per share) related to the divestiture of a business.

(b)	Results for the first quarter include a $5,041 charge ($3,302 after-tax or $.03 per share) related to business realignment costs. Results for the second quarter include a $7,335 charge ($4,804 after-tax or $.04 per share) related to business realignment costs and a $4,973 charge ($4,973 after-tax or $.04 per share) related to an equity investment adjustment. Results for the third quarter include a $3,878 charge ($2,540 after-tax or $.02 per share) related to business realignment costs. Results for the fourth quarter include a $21,098 charge ($13,819 after-tax or $.12 per share) related to business realignment costs and a $39,516 goodwill impairment charge ($37,137 after-tax or $.32 per share).

13-33

17.	Stock Prices and Dividends (Unaudited)

.(In dollars)		1st	2nd	3rd	4th	Full Year
2003	High	$47.30	$48.20	$48.93	$45.84	$48.93
	Low	35.95	34.52	35.82	38.00	34.52
	Dividends	.180	.180	.190	.190	.740
2002	High	$46.35	$47.31	$54.88	$51.89	$54.88
	Low	30.40	33.60	43.65	44.27	30.40
	Dividends	.180	.180	.180	.180	.720
2001	High	$39.69	$47.44	$46.75	$50.10	$50.10
	Low	31.00	31.25	37.66	38.50	31.00
	Dividends	.170	.170	.180	.180	.700

Common Stock Listing: New York Stock Exchange, Stock Symbol PH

13-34

Report of Independent Auditors

To the Shareholders and Board of Directors

Parker Hannifin Corporation

In our opinion, the consolidated financial statements listed in the index appearing under Item 16(a)(1) on Page 20 present fairly, in all material respects, the financial position of Parker Hannifin Corporation and its subsidiaries at June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 16(a)(1) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, effective July 1, 2001, the Company changed its method of accounting for goodwill and other intangible assets to comply with the provisions of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets.”

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for costs associated with exit or disposal activities to comply with the provisions of Financial Accounting Standard No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”

/s/    PRICEWATERHOUSECOOPERS LLP

Cleveland, Ohio

July 28, 2003

13-35

Report of Management

The Company’s management is responsible for the integrity and accuracy of the financial information contained in this annual report. Management believes that the financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America appropriate in the circumstances and that the other information in this annual report is consistent with those statements. In preparing the financial statements, management makes informed judgments and estimates where necessary to reflect the expected effects of events and transactions that have not been completed.

Management is also responsible for maintaining an internal control system designed to provide reasonable assurance at reasonable cost that assets are safeguarded against loss or unauthorized use and that financial records are adequate and can be relied upon to produce financial statements in accordance with accounting principles generally accepted in the United States of America. The system is supported by written policies and guidelines, by careful selection and training of financial management personnel and by an internal audit staff which coordinates its activities with the Company’s independent auditors. To foster a strong ethical climate, the Parker Hannifin Code of Ethics, which is publicized throughout the Company, addresses, among other things, compliance with all laws and accuracy and integrity of books and records. The Company maintains a systematic program to assess compliance.

PricewaterhouseCoopers LLP, independent auditors, is retained to conduct an audit of Parker Hannifin’s consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and to provide an independent assessment that helps ensure fair presentation of the Company’s consolidated financial position, results of operations and cash flows.

The Audit Committee of the Board of Directors is composed entirely of independent outside directors. The Committee meets periodically with management, internal auditors and the independent auditors to discuss internal accounting controls and the quality of financial reporting. Financial management, as well as the internal auditors and the independent auditors, have full and free access to the Audit Committee.

/s/ DONALD E. WASHKEWICZ	/s/ TIMOTHY K. PISTELL
Donald E. Washkewicz President and Chief Executive Officer	Timothy K. Pistell Vice President – Finance and Administration and Chief Financial Officer

13-36

Five-Year Financial Summary

(Amounts in thousands, except per share information)	2003	2002	2001	2000	1999
Net sales	$6,410,610	$6,149,122	$5,979,604	$5,385,618	$4,986,696
Cost of sales	5,309,775	5,116,570	4,728,156	4,186,850	3,897,266
Selling, general and administrative expenses	721,065	686,485	679,963	575,906	550,681
Goodwill impairment loss		39,516
Interest expense	81,561	82,484	95,775	59,183	63,697
Income taxes	101,110	87,886	187,391	193,955	167,193
Net income	196,272	130,150	340,792	368,232	310,501
Basic earnings per share	1.69	1.13	2.98	3.34	2.85
Diluted earnings per share	$1.68	$1.12	$2.96	$3.31	$2.83
Average number of shares outstanding - Basic	116,382	115,409	114,305	110,331	108,800
Average number of shares outstanding - Diluted	116,895	116,061	115,064	111,245	109,679
Cash dividends per share	$.740	$.720	$.700	$.680	$.640
Net income as a percent of net sales	3.1%	2.1%	5.7%	6.8%	6.2%
Return on average assets	3.3%	2.3%	6.8%	8.8%	8.6%
Return on average equity	7.7%	5.1%	14.1%	17.7%	17.6%

Book value per share	$21.63	$22.26	$21.99	$20.31	$17.03
Working capital	$973,080	$875,781	$783,233	$966,810	$1,020,171
Ratio of current assets to current liabilities	1.7	1.6	1.6	1.8	2.4
Plant and equipment, net	$1,657,425	$1,696,965	$1,548,688	$1,340,915	$1,200,869
Total assets	5,985,633	5,752,583	5,337,661	4,646,299	3,705,888
Long-term debt	966,332	1,088,883	857,078	701,762	724,757
Shareholders’ equity	$2,520,911	$2,583,516	$2,528,915	$2,309,458	$1,853,862
Debt to debt-equity percent	35.6%	36.8%	35.7%	31.0%	29.8%

Depreciation	$248,481	$231,235	$200,270	$167,356	$164,577
Capital expenditures	$158,260	$206,564	$334,748	$230,482	$230,122
Number of employees	46,787	48,176	46,302	43,895	38,928
Number of shareholders	51,154	53,001	50,731	47,671	39,380
Number of shares outstanding at year-end	116,526	116,051	114,989	113,707	108,846

13-37