Form 10-K, Exhibit 13
period 2004-06-30
PARKER HANNIFIN CORP
filed 2004-09-03
CIK 76334

Exhibit (13) to Report

on Form 10-K for Fiscal

Year Ended June 30, 2004

By Parker-Hannifin Corporation

Forward-Looking Statements

Forward-looking statements contained in this Annual Report and other written reports and oral statements are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. All statements regarding future performance, earnings projections, events or developments are forward-looking statements. It is possible that the Company’s future performance and earnings projections of the Company may differ materially from current expectations, depending on economic conditions within both its industrial and aerospace markets, and the Company’s ability to achieve anticipated benefits associated with announced realignment activities, strategic initiatives to improve operating margins and growth initiatives. A change in economic conditions in individual markets may have a particularly volatile effect on segment performance. Among other factors which may affect future performance are:

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

13-1

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

The Company is a leading worldwide diversified manufacturer of motion control technologies and systems, providing precision engineered solutions for a wide variety of commercial, mobile, industrial and aerospace markets. The Company’s order rates are highly indicative of the Company’s future revenues and thus a key metric for future performance. The Company publishes its order rates on a monthly basis. The lead time between the time an order is received and revenue is realized is typically eight to 12 weeks for commercial, mobile and industrial orders and six to 12 months for aerospace orders. The Company believes the leading economic indicators of these markets that have a strong correlation to the Company’s future order rates are the Institute of Supply Management (ISM) index of manufacturing activity with respect to commercial, mobile and industrial markets and aircraft miles flown and revenue passenger miles for aerospace markets. An ISM index above 50 indicates that the manufacturing economy is expanding resulting in the expectation that the Company’s order rates in the commercial, mobile and industrial markets should be increasing. The ISM index at the end of fiscal 2004 was 61.1 and was in the expansionary range throughout 2004. With respect to the aerospace market, aircraft miles flown and revenue passenger miles have shown slight improvement during 2004, although they continue to be at depressed levels.

The Company’s major opportunities for growth are as follows:

•	Leverage the Company’s broad product line with customers desiring to consolidate their vendor base and outsource engineering,

•	Expand the Company’s business presence in non-North American markets,

•	New product introductions,

•	Systems solutions, and

•	Strategic acquisitions.

The financial condition of the Company remains strong as evidenced by the continued generation of substantial cash flows from operations, a debt to debt-equity ratio of 24.9 percent, ample borrowing capabilities and strong short-term credit ratings. Cash flows from operations achieved a new record in 2004 even though the Company made discretionary contributions to its retirement and benefits plans of $146 million.

Acquisition opportunities remain available to the Company, as evidenced by the increased level of acquisition activity in 2004. Additional acquisitions will be pursued to the extent there is a strong strategic fit while maintaining the Company’ strong financial position.

Current challenges facing the Company include continuing efforts to improve operating margins despite the rising costs related to employee retirement and health care benefits, insurance, compliance with the provisions of the Sarbanes-Oxley Act and other corporate governance measures and more recently, increases in raw material prices and the ability to recover such increases in product pricing. The Company has implemented a number of strategic financial performance initiatives relating to growth and margin improvement in order to meet these challenges, including strategic procurement, strategic pricing, lean manufacturing and business realignments.

The discussion below is structured to separately discuss each of the financial statements presented on pages 13-14 to 13-18. All year references are to fiscal years.

13-2

Discussion of Consolidated Statement of Income

The Consolidated Statement of Income summarizes the Company’s operating performance over the last three fiscal years.

(millions)	2004	2003	2002
Net sales	$7,107	$6,411	$6,149
Gross profit margin	19.2%	17.2%	16.8%
Selling, general and administrative expenses, as a percent of sales	11.3%	11.2%	11.2%
Goodwill impairment loss	$1		$40
Interest expense	73	$81	82
Interest and other (income), net	(2)	(3)	(2)
(Gain) loss on disposal of assets	(2)	4	9
Effective tax rate	30.0%	34.0%	40.3%
Net income	$346	$196	$130
Net income, as a percent of sales	4.9%	3.1%	2.1%

Net sales in 2004 were 10.9 percent higher than 2003. The increase in sales in 2004 primarily reflects higher volume experienced in the Industrial North American and Industrial International operations. Sales in the Aerospace operations and Climate & Industrial Controls Segment increased slightly during 2004. The effects of acquisitions completed in 2004 and currency-rate changes also contributed to the sales increase.

Net sales in 2003 were 4.3 percent higher than 2002. Acquisitions completed in 2003 and the effects of foreign currency rate changes accounted for all of the 2003 sales increase. Lower demand was experienced in virtually all of the markets in the Industrial North American operations as recession-like business conditions prevailed throughout 2003. Sales in the Industrial International operations were higher across most businesses in Latin America and the Asia Pacific region while sales in Europe were flat. The Aerospace operations experienced lower demand in the commercial original equipment and aftermarket businesses.

During the last half of fiscal 2004, the Company saw continued improvement in business conditions in the markets that the Industrial North American businesses serve. The Company expects this trend to continue into 2005 resulting in an increase in both sales and operating income over their 2004 level. Sales in the Industrial European operations are expected to increase modestly with profits improving as a result of the continued implementation of financial performance initiatives. Sales and profits in the Asia Pacific and Latin America regions are anticipated to grow as business conditions in substantially all of these markets are expected to improve. The Aerospace operations expect the commercial OEM and aftermarket businesses to experience slightly stronger business conditions than those in 2004, while the defense business is projected to remain relatively constant. The Climate & Industrial Controls operations are expected to experience the same economic conditions as experienced in 2004.

Gross profit margin was higher in 2004 as a result of the increased sales volume, most notably in the Industrial Segment. The higher margins in both 2004 and 2003 reflect the effects of the Company’s financial performance initiatives, resulting in better manufacturing utilization levels, as well as a reduction in the year over year amount of business realignment costs.

13-3

Selling, general and administrative expenses as a percent of sales increased slightly in 2004 due to higher expenses associated with employee benefit and performance-based compensation plans as well as an increase in professional fees.

Goodwill impairment loss in 2004 and 2002 resulted from the Company’s goodwill impairment tests required to be performed under the provisions of SFAS No. 142. No impairment loss was required to be recognized in 2003.

Interest expense declined in 2004 as a result of lower average debt outstanding and declined in 2003 as a result of lower weighted-average interest rates. Interest expense in 2004 included expenses associated with renewing the Company’s revolving credit agreement.

(Gain) loss on disposal of assets includes property, plant and equipment disposals, divestitures of businesses and asset impairments and other miscellaneous asset adjustments.

(millions)	2004	2003	2002
Property, plant and equipment disposals	$2	$4	$3
Divestitures	(9)	(5)	(3)
Asset adjustments	5	5	9

See Note 2 on page 13-23 for a discussion of divestitures. See Notes 1 and 3 on pages 13-20 and 13-24, respectively, for a discussion of asset adjustments.

Effective tax rate in 2004 was lower due primarily to the net effect of both the completion of tax planning initiatives that have generated a capital loss that was used to offset capital gains in the current and prior years and the settlement of an IRS audit. The higher tax rate in 2002 was primarily due to the effect of the goodwill impairment loss, which was nondeductible for tax purposes.

Net income - In addition to the individual income statement items discussed above, net income in 2004 and 2003 was adversely affected by an additional expense of approximately $30 million and $17 million, respectively, related to domestic qualified defined benefit plans. The increase in expense associated with the Company’s domestic qualified defined benefit plans results from a lower market value of plan assets and changes in actuarial assumptions regarding the long-term rate of return on plan assets and the discount rate. Net income in 2005 is expected to be adversely affected by an additional estimated $13 million in excess of the 2004 expense for domestic qualified defined benefit plans. The estimated increase in expense in 2005 primarily results from the amortization of actuarial losses.

13-4

Other comprehensive income (loss) – Items included in other comprehensive income (loss) are gains and losses that under generally accepted accounting principles are recorded directly into stockholders’ equity. The following are the Company’s items of other comprehensive income (loss):

(millions)	2004	2003	2002
Foreign currency translation	$34	$99	$70
Unrealized gains (losses) on marketable equity securities	5		(5)
Minimum pension liability	95	(297)	(108)

The change in foreign currency translation in 2004 resulted from the strengthening of the U.S. dollar against most other currencies. The change in foreign currency translation in 2003 and 2002 resulted primarily from a weaker U.S. dollar against the Euro. The minimum pension liability was recorded in comprehensive income in accordance with the requirements of SFAS No. 87 (see Note 10 on page 13-29 for further discussion).

Discussion of Business Segment Information

The Business Segment information presents sales, operating income and assets on a basis that is consistent with the manner in which the Company’s various businesses are managed for internal review and decision-making. See Note 1 on page 13-19 for a description of the Company’s reportable business segments.

Industrial Segment (millions)

	2004	2003	2002
Sales
North America	$3,092	$2,841	$2,792
International	1,970	1,584	1,279
Operating income
North America	307	155	141
International	160	96	61
Operating income as a percent of sales
North America	9.9%	5.5%	5.1%
International	8.1%	6.1%	4.7%

Backlog	$881	$639	$689
Assets	4,319	3,955	3,883
Return on average assets	11.3%	6.4%	5.5%

Sales in 2004 for the Industrial North American operations were 8.8 percent higher than 2003 following a 1.7 percent increase from 2002 to 2003. The increase in sales in 2004 was primarily due to higher end-user demand experienced in virtually all markets, with the largest increases in heavy-duty truck, construction and agriculture. Acquisitions made in 2004 also contributed to the sales increase. All of the sales increase from 2002 to 2003 was attributable to acquisitions completed in 2003. Customer demand in virtually all of the Industrial North American markets was weak throughout 2003 as the North American economy was stagnant.

Sales in the Industrial International operations increased 24.4 percent in 2004 following an increase of 23.9 percent from 2002 to 2003. The increase in sales in 2004 was primarily due to higher volume in Latin America and the Asia Pacific region as well as the effect of foreign currency exchange rates and acquisitions completed in 2004. Sales in 2004 in the European businesses were down slightly. Acquisitions completed in 2003 and the effect of foreign currency exchange rates accounted for about 80 percent of the sales increase from 2002 to 2003. Also in 2003, higher volume was experienced in virtually all markets in the Latin America and Asia Pacific regions while sales in the European businesses were flat.

13-5

The higher Industrial North American operating margins in 2004 were primarily due to the increased sales volume as well as operating efficiencies. The operating efficiencies reflect the benefits of past business realignment activities as well as the implementation of financial performance initiatives. The increase in margins in 2003 was primarily due to operating efficiencies and product mix. Acquisitions, not yet fully integrated, negatively impacted margins in both 2004 and 2003. Included in Industrial North American operating income in 2004, 2003 and 2002 are business realignment charges of $9.1 million, $8.3 million and $8.9 million, respectively. The business realignment charges resulted from actions the Company took to structure the Industrial North American operations to operate in their then current economic environment and primarily consisted of severance costs and costs relating to the consolidation of manufacturing operations.

The Industrial International operating margin improvement in 2004 was primarily due to the higher sales volume in the Asia Pacific region and Latin America, especially in higher margin businesses, as well as the effects of the Company’s financial performance initiatives, especially in Europe. The higher margins in 2003 were primarily due to the higher volume in the Asia Pacific region as well as operating efficiencies experienced in most of the European businesses. Operating income in 2004, 2003 and 2002 included $4.5 million, $7.9 million and $7.4 million, respectively, of business realignment charges that were taken primarily to appropriately structure the European operations.

Industrial Segment order rates were higher throughout 2004 as virtually all markets experienced strengthening in end-user demand. The Company expects order entry levels in most markets of the Industrial North American operations to improve throughout 2005 reflecting the continuation of the broad-based recovery experienced in the second half of 2004 although the current level of order rates in all markets may not be sustainable throughout 2005. Operating income in the Industrial North American operations is expected to increase as a result of the higher sales volume and continued implementation of the Company’s financial performance initiatives. Industrial European operations in 2005 are anticipated to track closely with the Industrial North American operations. The Asia Pacific region and Latin American operations are expected to continue to improve as the Company continues to expand its operations into these regions with demand in substantially all markets expected to grow in 2005. As part of the Company’s financial performance initiatives, the recognition of additional business realignment charges may be required in 2005.

The increase in total Industrial Segment backlog from 2003 to 2004 is primarily due to higher order rates within most markets in both the Industrial North American and Industrial International businesses. The decrease in backlog from 2002 to 2003 results from shipments exceeding new order rates.

The increase in assets in 2004 was primarily due to current-year acquisitions and the effect of currency fluctuations. The increase in assets in 2003 for the Industrial Segment was primarily due to the effect of currency fluctuations partially offset by decreases in accounts receivable, inventory and property, plant and equipment.

Aerospace Segment (millions)

	2004	2003	2002
Sales	$1,140	$1,110	$1,173
Operating income	142	157	189
Operating income as a percent of sales	12.4%	14.2%	16.1%
Backlog	$1,162	$1,006	$1,010
Assets	594	623	679
Return on average assets	23.3%	24.2%	27.2%

13-6

Sales in 2004 increased slightly primarily due to an upturn in commercial activity in late 2004 as well as higher volume in the military business throughout the year. The commercial upturn was the result of higher aircraft deliveries to low cost airlines and commuter airlines as well as an increase in aftermarket volume. The lower sales in 2003 was primarily due to a decline in both commercial original equipment manufacturers (OEM) and aftermarket volume, partially offset by an increase in military volume.

The lower margins in 2004 were primarily due to higher costs associated with employee benefit plans and product liability insurance partially offset by the higher commercial volume. The lower margins in 2003 were primarily due to lower sales in the commercial OEM and aftermarket businesses and higher costs associated with employee benefit plans and product liability insurance partially offset by an increase in volume in military business. Included in operating income in 2003 and 2002 were $2.5 million and $4.7 million, respectively, in business realignment charges primarily related to severance costs as the workforce was adjusted in response to declining commercial aircraft orders.

The increase in backlog in 2004 was primarily due to higher order rates being experienced in both the commercial and military businesses. Backlog remained flat in 2003 due to higher order rates in military business being offset by lower order rates in the commercial aircraft and regional jet market. The upward trend in commercial order rates experienced in the latter part of 2004 is expected to continue throughout 2005 as commercial airline carriers accept deliveries for new aircraft and once again place orders for spare parts for existing aircraft instead of using parts from inactive aircraft. Order rates in the military market are expected to remain steady in 2005.

The decline in assets in 2004 was primarily due to a decrease in inventory and property, plant and equipment partially offset by an increase in accounts receivable. The decline in 2003 was primarily due to a decline in accounts receivable, inventory and property, plant and equipment.

Climate & Industrial Controls Segment (millions)

	2004	2003	2002
Sales	$671	$666	$613
Operating income	72	63	48
Operating income as a percent of sales	10.7%	9.5%	7.8%
Backlog	$122	$117	$122
Assets	361	377	387
Return on average assets	19.5%	16.6%	14.2%

The Climate & Industrial Controls Segment produces motion-control systems and components for use in the refrigeration and air conditioning and transportation industries.

The slight sales increase in 2004 was primarily the result of the effect of foreign currency exchange rates and higher end-user demand in the commercial refrigeration and air conditioning market. Acquisitions and the effect of foreign currency exchange rates accounted for about one-half of the sales increase in 2003. Higher demand in the mobile and refrigeration and air conditioning markets accounted for the balance of the sales increase in 2003. Higher margins in 2004 and 2003 were primarily a result of the realization of benefits from business realignment actions. Margins in 2003 also benefited from the higher sales volume. Operating income in 2003 and 2002 includes $1.2 million and $2.3 million, respectively, of business realignment charges.

The decrease in assets in 2004 was due to a decline in inventory, accounts receivable and property, plant and equipment. The decrease in assets in 2003 was due to the effect of currency fluctuations.

13-7

Other Segment (millions)

	2004	2003	2002
Sales	$233	$210	$293
Operating income	22	12	7
Operating income as a percent of sales	9.5%	5.5%	2.3%
Backlog	$39	$41	$42
Assets	200	212	190
Return on average assets	10.8%	5.8%	4.6%

The Other Segment consists of a business unit which designs and manufactures custom-engineered buildings and a business unit which develops and manufactures chemical car care products and maintenance equipment (the Company is actively soliciting offers for the sale of the latter business unit). In 2004 and 2002 the Company divested businesses included in the Other Segment which sold industrial lubricants and administered vehicle service contract programs and product-related service programs.

The increase in sales in 2004 was primarily due to the effect of foreign currency exchange rates as well as higher demand for custom engineered buildings. The decrease in sales in 2003 was primarily due to the 2002 divestiture of businesses which administered vehicle service contract programs and product-related service programs. The increase in margins in 2004 was primarily due to the higher sales volume. The increase in margins in 2003 was primarily due to operating efficiencies. Operating income in 2004, 2003 and 2002 included $1.0 million, $1.3 million and $4.7 million, respectively, of business realignment charges.

The decrease in assets in 2004 is primarily due to the business divestiture partially offset by the effect of currency fluctuations. The increase in assets in 2003 was primarily due to the effect of currency fluctuations.

Corporate assets decreased 4.5 percent in 2004 and increased 33.5 percent in 2003. The fluctuation in both years is primarily due to the level of cash and cash equivalents.

Discussion of Consolidated Balance Sheet

The Consolidated Balance Sheet shows the Company’s financial position at year-end, compared with the previous year-end. This statement provides information to assist in assessing factors such as the Company’s liquidity and financial resources.

(millions)	2004	2003
Accounts receivable	$1,201	$1,002
Inventories	991	997
Plant and equipment	1,592	1,657
Investments and other assets	799	720
Goodwill	1,198	1,109
Intangible assets, net	102	59
Accounts payable, trade	535	437
Shareholders’ equity	2,982	2,521
Working capital	$1,277	$973
Current ratio	2.01	1.68

13-8

Accounts receivable are primarily receivables due from customers for sales of product ($1,064.6 million at June 30, 2004 and $912.1 million at June 30, 2003). The current year increase in accounts receivable is primarily due to an increase in sales volume primarily in the Industrial North American and Industrial International operations. In addition, accounts receivable increased due to acquisitions and the effect of currency rate changes. Days sales outstanding for the Company remained constant at 55 days in 2004 compared to 2003. The allowance for doubtful accounts in 2004 decreased $0.9 million from 2003.

Inventories decreased primarily due to a concerted effort to reduce inventory levels through the use of lean manufacturing across all segments of the Company with days supply of inventory on hand decreasing to 67 days in 2004 from 82 days in 2003. Inventories from acquisitions and the effect of currency rate changes partially offset the inventory decline.

Plant and equipment, net of accumulated depreciation, decreased in 2004 as a result of depreciation expense exceeding capital expenditures, partially offset by acquisitions and the effect of currency rate changes.

Investments and other assets increased primarily as a result of discretionary cash contributions made by the Company to its retirement and benefit plans.

Goodwill primarily increased as a result of current year acquisitions.

Intangible assets, net consist primarily of patents, trademarks and engineering drawings. Intangible assets, net increased primarily due to current year acquisitions.

Accounts payable, trade increased as a result of an increased level of purchasing across all segments of the Company to support the increase in customer orders.

Accrued domestic and foreign taxes increased to $124.5 million in 2004 from $65.1 million in 2003 primarily due to higher taxable income in 2004.

Pensions and other postretirement benefits decreased 11.6 percent in 2004. The change in this amount is explained further in Note 10 to the Consolidated Financial Statements.

Deferred income taxes increased $58.2 million in 2004 primarily due to the tax effect related to the additional minimum pension liability recorded in 2004.

Other liabilities increased to $168.2 million in 2004 from $133.5 million in 2003 as a result of higher long-term incentive compensation accruals.

Shareholders’ equity - The effect of currency rate changes during the year caused a $34.5 million increase in Shareholders’ equity. These rate changes also caused significant increases in accounts receivable, inventories, goodwill, plant and equipment, accounts payable, various accrual accounts and long-term debt.

Discussion of Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows reflects cash inflows and outflows from the Company’s operating, investing and financing activities.

A summary of cash flows is as follows:

(millions)	2004	2003	2002
Cash provided by (used in):
Operating activities	$662	$557	$631
Investing activities	(271)	(137)	(608)
Financing activities	(448)	(222)	(1)
Effect of exchange rates	(5)	1	1

Net (decrease) increase in cash and cash equivalents	$(62)	$199	$23

13-9

Cash Flows From Operating Activities – The increase in net cash provided by operating activities in 2004 was primarily the result of an increase in net income partially offset by a decrease in working capital. Working capital decreased primarily due to an increase in accounts receivable resulting from a higher level of sales earned in the latter part of 2004.

Cash Flows Used In Investing Activities – The significant increase in the amount of cash used in investing activities in 2004 is attributable to an increase in acquisition activity partially offset by an increase in proceeds from divestitures and a reduction in capital expenditures. The reduction in capital expenditures in 2004 can be attributed to the consolidation of manufacturing facilities and lean manufacturing initiatives. The level of capital expenditures is expected to be approximately three and one-half percent of sales in 2005. Refer to Note 2 on page 13-22 for a summary of net assets of acquired companies at their respective acquisition dates.

Cash Flows From Financing Activities – In 2004, the Company decreased its outstanding borrowings by a net total of $415.4 million after a decrease of $145.8 million in 2003. The substantial level of cash flow from operating activities allowed the Company to incur a low level of borrowings to complete acquisitions in 2004.

The Company has the availability to issue securities with an aggregate initial offering price of $775 million under its universal shelf registration statement. Securities that may be issued under this shelf registration statement include debt securities, common stock, serial preferred stock, depositary shares, warrants, stock purchase contracts and stock purchase units.

The Company’s goal is to maintain no less than an “A” rating on senior debt to ensure availability and reasonable cost of external funds. As one means of achieving this objective, the Company has established a financial goal of maintaining a ratio of debt to debt-equity of 34 to 37 percent.

Debt to Debt-Equity Ratio (millions)	2004	2003
Debt	$989	$1,391
Debt & Equity	3,971	3,911
Ratio	24.9%	35.6%

The Company is currently exploring several acquisition opportunities and additional borrowings may be used to finance acquisitions completed in 2005.

Common share activity in 2004 primarily involves the exercise of stock options and the purchase of shares of the Company’s common stock for treasury. The purchase of the Company’s shares is done pursuant to a program to repurchase shares on the open market when the strike price is within a specific range and the systematic repurchase of up to $10 million in common shares each fiscal quarter.

Dividends have been paid for 216 consecutive quarters, including a yearly increase in dividends for the last 48 fiscal years. The current annual dividend rate is $.76 per share.

As of June 30, 2004 the Company has committed lines of credit totaling $825 million through two multi-currency unsecured revolving credit agreements. The credit agreements support the Company’s commercial paper note program, which is rated A-1 by Standard & Poor’s, P-1 by Moody’s and F-1 by Fitch, Inc. These ratings are considered investment grade. The revolving credit agreements contain provisions that increase the facility fee of the credit agreement in the event the Company’s credit ratings are changed. A credit rating change would not limit the Company’s ability to use the credit agreements nor would it accelerate the repayment of any outstanding borrowings.

The Company seeks to minimize its total cost of borrowing and therefore uses its commercial paper note program as its primary source of working capital liquidity. The primary alternative source of borrowing for working capital liquidity is the committed lines of credit, which typically bear a higher cost of borrowing.

13-10

The Company’s revolving credit agreements and certain debt agreements contain certain financial and other covenants, the violation of which would limit or preclude the use of the agreements for future borrowings. The most restrictive financial covenant provides that the ratio of debt to total capitalization be less than 50 percent. As of June 30, 2004, the ratio of debt to total capitalization was 24.9 percent. The Company is in compliance with all covenants and expects to remain in compliance during the term of the agreements.

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

(In thousands)	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$969,901	$16,471	$416,234	$49,355	$487,841
Operating leases	150,628	49,434	57,324	26,340	17,530
Capital lease obligations	633	259	374

Total	$1,121,162	$66,164	$473,932	$75,695	$505,371

Quantitative and Qualitative Disclosures About Market Risk

The Company enters into forward exchange contracts and costless collar contracts to reduce its exposure to fluctuations in related foreign currencies. The total carrying and fair value of open contracts and any risk to the Company as a result of these arrangements is not material to the Company’s financial position, liquidity or results of operations.

The Company’s debt portfolio contains variable rate debt, inherently exposing the Company to interest rate risk. The Company’s objective is to maintain a 60/40 mix between fixed rate and variable rate debt thereby limiting its exposure to changes in near-term interest rates. A 100 basis point increase in near-term interest rates would increase annual interest expense on variable rate debt existing at June 30, 2004 by approximately $0.4 million.

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

13-11

Revenue Recognition – Substantially all of the Industrial Segment, the Climate & Industrial Controls Segment and the Other Segment revenues are recognized when the risks and rewards of ownership and title to the product have transferred to the customer. This generally takes place at the time the product is shipped. The Aerospace Segment uses the percentage of completion method to recognize a portion of its revenue. The percentage of completion method requires the use of estimates of costs to complete long-term contracts and for some contracts includes estimating costs related to aftermarket orders. The estimation of these costs requires substantial judgment on the part of management due to the duration of the contracts as well as the technical nature of the products involved. Adjustments to estimated costs are made on a consistent basis and a contract reserve is established when the costs to complete a contract exceed the contract revenues.

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

13-12

Recently Issued Accounting Pronouncements

In May 2004 the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (FSP 106-2). FSP 106-2 provides that the measure of the accumulated benefit obligation and net periodic postretirement cost on or after the date of enactment should reflect the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act). The effect of the Act will be reflected in the measurement of the accumulated postretirement benefit obligation and net periodic postretirement cost in fiscal 2005 and is not expected to have a material effect on the Company’s results of operations, cash flows or financial position.

13-13

Consolidated Statement of Income

(Dollars in thousands, except per share amounts) For the years ended June 30,	2004	2003	2002
Net Sales	$7,106,907	$6,410,610	$6,149,122
Cost of sales	5,742,053	5,309,775	5,116,570

Gross profit	1,364,854	1,100,835	1,032,552

Selling, general and administrative expenses	800,204	721,065	686,485

Goodwill impairment loss (Note 7)	1,033		39,516

Interest expense	73,396	81,561	82,484

Interest and other (income), net	(1,770)	(3,016)	(2,483)

(Gain) loss on disposal of assets	(2,077)	3,843	8,514

Income before income taxes	494,068	297,382	218,036
Income taxes (Note 4)	148,285	101,110	87,886

Net Income	$345,783	$196,272	$130,150

Earnings per Share (Note 5)
Basic earnings per share	$2.94	$1.69	$1.13

Diluted earnings per share	$2.91	$1.68	$1.12

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Comprehensive Income

(Dollars in thousands) For the years ended June 30,	2004	2003	2002
Net Income	$345,783	$196,272	$130,150
Other comprehensive income (loss), net of taxes (Note 11):

Foreign currency translation adjustment	34,487	99,029	69,673

Minimum pension liability	94,513	(297,487)	(107,563)

Net unrealized gain (loss) on marketable equity securities	5,272	(27)	(5,076)

Comprehensive Income (Loss)	$480,055	$(2,213)	$87,184

The accompanying notes are an integral part of the financial statements.

13-14

Business Segment Information

By Industry

(Dollars in thousands)	2004	2003	2002
Net Sales:
Industrial:
North America	$3,091,947	$2,840,628	$2,792,315
International	1,970,398	1,584,443	1,278,694
Aerospace	1,140,122	1,109,566	1,172,608
Climate & Industrial Controls	671,157	665,629	612,533
Other	233,283	210,344	292,972

	$7,106,907	$6,410,610	$6,149,122

Segment Operating Income:
Industrial:
North America	$306,903	$155,258	$141,315
International	159,629	96,301	60,721
Aerospace	141,838	157,295	189,353
Climate & Industrial Controls	71,769	63,441	47,980
Other	22,141	11,584	6,663

Total segment operating income	702,280	483,879	446,032
Corporate administration	106,501	80,147	73,335

Income before interest expense and other	595,779	403,732	372,697
Interest expense	73,396	81,561	82,484
Other expense	28,315	24,789	72,177

Income before income taxes	$494,068	$297,382	$218,036

Identifiable Assets:
Industrial	$4,318,751	$3,954,929	$3,883,107
Aerospace	593,593	622,960	679,371
Climate & Industrial Controls	361,148	376,730	386,619
Other	200,469	211,521	189,769

	5,473,961	5,166,140	5,138,866
Corporate (a)	782,943	819,493	613,717

	$6,256,904	$5,985,633	$5,752,583

Property Additions (b):
Industrial	$165,984	$145,357	$295,139
Aerospace	9,691	12,092	20,266
Climate & Industrial Controls	12,625	8,811	36,384
Other	3,263	1,815	10,728
Corporate	843	1,555	4,679

	$192,406	$169,630	$367,196

Depreciation:
Industrial	$195,865	$200,772	$183,917
Aerospace	19,723	20,115	19,806
Climate & Industrial Controls	18,675	20,545	19,675
Other	3,302	2,432	2,251
Corporate	4,626	4,617	5,586

	$242,191	$248,481	$231,235

13-15

By Geographic Area (c)

(Dollars in thousands)	2004	2003	2002
Net Sales:

North America	$4,758,133	$4,501,098	$4,567,370

International	2,348,774	1,909,512	1,581,752

	$7,106,907	$6,410,610	$6,149,122

Long-Lived Assets:

North America	$1,042,994	$1,168,882	$1,249,767

International	548,859	488,543	447,198

	$1,591,853	$1,657,425	$1,696,965

The accounting policies of the business segments are the same as those described in the Significant Accounting Policies footnote except that the business segment results are prepared on a management basis that is consistent with the manner in which the Company disaggregates financial information for internal review and decision-making.

(a)	Corporate assets are principally cash and cash equivalents, domestic deferred income taxes, investments, benefit plan assets, headquarters facilities, assets held for sale and the major portion of the Company’s domestic data processing equipment.

(b)	Includes value of net plant and equipment at the date of acquisition of acquired companies accounted for by the purchase method and the reclassification of assets previously held for sale (2004 - $50,860; 2003 - $11,370; 2002 - $160,632).

(c)	Net sales are attributed to countries based on the location of the selling unit. North America includes the United States, Canada and Mexico. No country other than the United States represents greater than 10% of consolidated sales. Long-lived assets are comprised of property, plant and equipment based on physical location.

13-16

Consolidated Balance Sheet

	June 30,
(Dollars in thousands)	2004	2003
Assets
Current Assets

Cash and cash equivalents	$183,847	$245,850

Accounts receivable, less allowance for doubtful accounts (2004 - $14,391; 2003 - $15,304)	1,201,343	1,002,060

Inventories (Notes 1 and 6):
Finished products	448,081	475,057
Work in process	415,749	399,574
Raw materials	127,548	122,536

	991,378	997,167
Prepaid expenses	45,814	51,949
Deferred income taxes (Notes 1 and 4)	114,551	99,781

Total Current Assets	2,536,933	2,396,807
Plant and equipment (Note 1):
Land and land improvements	175,663	174,682
Buildings and building equipment	955,715	924,065
Machinery and equipment	2,446,578	2,379,611
Construction in progress	47,116	58,425

	3,625,072	3,536,783
Less accumulated depreciation	2,033,219	1,879,358

	1,591,853	1,657,425
Investments and other assets (Note 1)	799,381	720,022
Goodwill (Notes 1 and 7)	1,198,411	1,108,610
Intangible assets, net (Notes 1 and 7)	102,097	59,444
Deferred income taxes (Notes 1 and 4)	28,229	43,325

Total Assets	$6,256,904	$5,985,633

Liabilities and Shareholders’ Equity
Current Liabilities
Notes payable and long-term debt payable within one year (Notes 8 and 9)	$35,198	$424,235
Accounts payable, trade	534,561	437,103
Accrued payrolls and other compensation	239,070	197,696
Accrued domestic and foreign taxes	124,546	65,094
Other accrued liabilities	326,366	299,599

Total Current Liabilities	1,259,741	1,423,727
Long-term debt (Note 9)	953,804	966,332
Pensions and other postretirement benefits (Note 10)	813,635	920,420
Deferred income taxes (Notes 1 and 4)	79,028	20,780
Other liabilities	168,242	133,463

Total Liabilities	3,274,450	3,464,722

Shareholders’ Equity (Note 11)
Serial preferred stock, $.50 par value, authorized 3,000,000 shares; none issued
Common stock, $.50 par value, authorized 600,000,000 shares; issued 119,711,057 shares in 2004 and 118,285,736 shares in 2003 at par value	59,856	59,143
Additional capital	451,891	389,021
Retained earnings	2,840,787	2,584,268
Unearned compensation related to ESOP (Note 9)	(48,868)	(63,418)
Deferred compensation related to stock options	2,347	2,347
Accumulated other comprehensive (loss)	(311,710)	(445,982)

	2,994,303	2,525,379
Common stock in treasury at cost: 227,067 shares in 2004 and 120,637 shares in 2003	(11,849)	(4,468)

Total Shareholders’ Equity	2,982,454	2,520,911

Total Liabilities and Shareholders’ Equity	$6,256,904	$5,985,633

The accompanying notes are an integral part of the financial statements.

13-17

Consolidated Statement of Cash Flows

	For the years ended June 30,
(Dollars in thousands)	2004	2003	2002
Cash Flows From Operating Activities
Net income	$345,783	$196,272	$130,150
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	242,191	248,481	231,235
Amortization	10,594	10,697	50,363
Deferred income taxes	(4,576)	21,614	29,095
Foreign currency transaction loss	2,027	5,309	5,629
Loss on sale of plant and equipment	7,165	8,288	12,125
(Gain) on divestiture of businesses	(11,444)	(7,400)
Changes in assets and liabilities, net of effects from acquisitions and divestitures:
Accounts receivable	(138,019)	61,541	70,993
Inventories	71,976	106,129	111,041
Prepaid expenses	9,364	(993)	(4,458)
Assets held for sale			3,242
Other assets	(74,533)	(73,757)	2,702
Accounts payable, trade	81,244	(27,045)	(10,956)
Accrued payrolls and other compensation	30,687	(909)	(15,465)
Accrued domestic and foreign taxes	51,058	23,555	(25,356)
Other accrued liabilities	(130)	8,943	13,038
Pensions and other postretirement benefits	3,438	(8,020)	(3,872)
Other liabilities	35,573	(15,216)	31,540

Net cash provided by operating activities	662,398	557,489	631,046
Cash Flows From Investing Activities
Acquisitions (less cash acquired of $63,691 in 2004, $196 in 2003 and $3,118 in 2002)	(200,314)	(16,648)	(388,315)
Capital expenditures	(141,546)	(158,260)	(206,564)
Proceeds from sale of plant and equipment	27,195	20,745	19,849
Proceeds from divestitures	33,213	14,709	3,222
Other	10,980	2,269	(36,910)

Net cash (used in) investing activities	(270,472)	(137,185)	(608,718)
Cash Flows From Financing Activities
Proceeds from common share activity	56,223	9,386	20,250
(Payments of) notes payable, net	(12,785)	(370,540)	(146,170)
Proceeds from long-term borrowings	18,962	258,667	235,794
(Payments of) long-term borrowings	(421,605)	(33,891)	(27,913)
Dividends paid, net of tax benefit of ESOP shares	(89,286)	(85,833)	(82,838)

Net cash (used in) financing activities	(448,491)	(222,211)	(877)
Effect of exchange rate changes on cash	(5,438)	1,373	1,368

Net (decrease) increase in cash and cash equivalents	(62,003)	199,466	22,819
Cash and cash equivalents at beginning of year	245,850	46,384	23,565

Cash and cash equivalents at end of year	$183,847	$245,850	$46,384

Supplemental Data:
Cash paid during the year for:
Interest, net of capitalized interest	$73,433	$73,575	$78,446
Income taxes	96,097	44,632	76,830
Non-cash investing activities:
Stock issued for acquisitions			13,081

The accompanying notes are an integral part of the financial statements.

13-18

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

1. Significant Accounting Policies

The significant accounting policies followed in the preparation of the accompanying consolidated financial statements are summarized below.

Nature of Operations- The Company is a leading worldwide full-line manufacturer of motion-control products, including fluid power systems, electromechanical controls and related components. The Company evaluates performance based on segment operating income before Corporate general and administrative expenses, Interest expense and Income taxes.

The Company operates in two principal business segments: Industrial and Aerospace. The Industrial Segment is an aggregation of several business units, which manufacture motion-control and fluid power system components for builders and users of various types of manufacturing, packaging, processing, transportation, agricultural, construction, and military vehicles and equipment. Industrial Segment products are marketed primarily through field sales employees and independent distributors. The North American Industrial business represents the largest portion of the Company’s manufacturing plants and distribution networks and primarily services North America. The International Industrial operations provide Parker products and services to countries throughout Europe, Asia Pacific and Latin America.

The Aerospace Segment produces hydraulic, fuel and pneumatic systems and components, which are utilized on virtually every domestic commercial, military and general aviation aircraft and also performs a vital role in naval vessels and land-based weapons systems. This Segment serves original equipment and maintenance, repair and overhaul customers worldwide. Aerospace Segment products are marketed by field sales employees and are sold directly to manufacturers and end users.

The Company also reports a Climate & Industrial Controls Segment and an Other Segment. The Climate & Industrial Controls Segment manufactures motion-control systems and components for use primarily in the refrigeration and air conditioning and transportation industries. The Other Segment consists of a business unit which designs and manufactures custom-engineered buildings and a business unit which develops and manufactures chemical car care products and maintenance equipment. In February 2004 and June 2002, the Company divested businesses included in the Other Segment which sold industrial lubricants and administered vehicle service contract programs and product-related service programs, respectively (See Note 2 for further discussion). The products in the Climate & Industrial Controls Segment and the Other Segment are marketed primarily through field sales employees and independent distributors.

See the table of Business Segment Information “By Industry” and “By Geographic Area” on pages 13-15 and 13-16 for further disclosure of business segment information.

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

Basis of Consolidation - The consolidated financial statements include the accounts of all domestic and foreign subsidiaries. All material intercompany transactions and profits have been eliminated in the consolidated financial statements. The Company does not have off-balance sheet arrangements with unconsolidated entities. Within the Business Segment Information, intersegment and interarea sales are recorded at fair market value and are immaterial in amount.

13-19

Revenue Recognition - Revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the customer. The Company’s revenue recognition policies are in compliance with the SEC’s Staff Accounting Bulletin (SAB) No. 104. Shipping and handling costs billed to customers are included in Net sales and the related costs in Cost of sales.

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

Plant, Equipment and Depreciation - Plant and equipment are recorded at cost and are depreciated principally using the straight-line method for financial reporting purposes. Depreciation rates are based on estimated useful lives of the assets, generally 40 years for buildings; 15 years for land improvements and building equipment; 10 years for machinery; seven years for equipment; and three to five years for vehicles and office equipment. Improvements, which extend the useful life of property, are capitalized, and maintenance and repairs are expensed. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in current income.

Investments and Other Assets - Investments in joint-venture companies in which ownership is 50% or less and in which the Company does not have operating control are stated at cost plus the Company’s equity in undistributed earnings. These investments and the related earnings are not material to the consolidated financial statements. During 2003 and 2002 the Company recorded a charge of $2,565 ($.02 per share) and $4,973 ($.04 per share), respectively, related to an adjustment in an equity investment in a publicly traded Japanese company. Investments and Other Assets includes a prepaid pension cost at June 30, 2004 and 2003 of $371,819 and $354,330, respectively, and an intangible asset recognized in connection with an additional minimum pension liability of $95,076 and $100,294 at June 30, 2004 and 2003, respectively.

Goodwill - The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

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

Product Warranty- In the ordinary course of business the Company warrants its products against defect in design, materials and workmanship over various time periods. The warranty accrual at June 30, 2004 and 2003 is immaterial to the financial position of the Company and the change in the accrual during 2004 was immaterial to the Company’s results of operations and cash flows.

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

13-20

Financial Instruments - The Company’s financial instruments consist primarily of investments in cash, cash equivalents and long-term investments as well as obligations under notes payable and long-term debt. The carrying values for Cash and cash equivalents, Investments and other assets and Notes payable approximate fair value. See Note 9 for fair value of long-term debt.

The Company enters into forward exchange contracts (forward contracts) and costless collar contracts to reduce its exposure to fluctuations in related foreign currencies. These contracts are with major financial institutions and the risk of loss is considered remote. The Company does not hold or issue derivative financial instruments for trading purposes.

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

	2004	2003	2002
Net income, as reported	$345,783	$196,272	$130,150

Add: Stock-based employee compensation included in reported net income, net of tax	7,691	(327)	575

Deduct: Total stock-based employee compensation expense determined under fair value method, net of tax	27,109	18,498	15,377

Pro forma net income	$326,365	$177,447	$115,348

Earnings per share:
Basic: as reported	$2.94	$1.69	$1.13
pro forma	$2.77	$1.52	$1.00
Diluted: as reported	$2.91	$1.68	$1.12
pro forma	$2.74	$1.51	$.99

Recent Accounting Pronouncements- In May 2004 the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (FSP 106-2). FSP 106-2 provides that the measures of the accumulated postretirement benefit obligation and net periodic postretirement benefit cost on or after the date of enactment should reflect the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”). The effect of the Act will be reflected in the measurement of the accumulated postretirement benefit obligation and net periodic postretirement cost in fiscal 2005. The effect of the Act is not expected to have a material effect on the Company’s results of operations, cash flows or financial position.

Reclassifications- Certain prior period amounts have been reclassified to conform to the current year presentation.

13-21

2. Acquisitions and Net Assets Held for Sale and Divestitures

Acquisitions– On February 12, 2004 the Company completed the acquisition of Denison International plc (Denison). Denison is an industrial manufacturer and service provider for highly engineered hydraulic fluid power systems and components. Annual sales for Denison, for their most recent fiscal year prior to acquisition, were approximately $180 million. Total purchase price for Denison (which had a cash balance of $64 million at the date of acquisition) was approximately $255 million in cash.

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

All acquisitions were accounted for by the purchase method, and results of operations for all acquisitions are included as of the respective dates of acquisition. The purchase price allocation for acquisitions in 2004, 2003 and 2002 are presented below. Some of the 2004 purchase price allocations are preliminary and may require subsequent adjustment.

	2004	2003	2002
Assets acquired:
Accounts receivable	$49,556	$5,339	$95,436
Inventories	51,192	7,227	101,917
Prepaid expenses	2,675	219	1,855
Deferred income taxes	(4,462)		8,713
Plant & equipment	50,860	11,370	151,116
Other assets	54,519	2,851	46,876
Goodwill	78,192	3,544	103,916

	282,532	30,550	509,829

Liabilities and equity assumed:
Notes payable	3,466	242	9,099
Accounts payable	12,139	2,786	57,421
Accrued payrolls	8,037	795	17,483
Accrued taxes	4,542	79	638
Other accrued liabilities	17,593	1,247	12,462
Long-term debt	2,402	785	1,481
Pensions and other postretirement benefits	18,583		9,849
Deferred income taxes	11,681	3,882
Other liabilities	3,775	4,086

	82,218	13,902	108,433

Net assets acquired	$200,314	$16,648	$401,396

13-22

Net Assets Held for Sale and Divestitures – In June 2004 the Company completed the divestiture of its Zenith Pump (Zenith) division. Zenith was part of the Industrial Segment for segment reporting purposes. In February 2004 the Company completed the divestiture of Wynn’s Industrie, an industrial lubricants unit of the Wynn’s Specialty Chemicals business. Wynn’s Industrie was part of the Other Segment for segment reporting purposes. In May 2003 the Company completed the divestiture of its United Aircraft Products (UAP) division. The UAP division was part of the Aerospace Segment for segment reporting purposes. In August 2001 the Company completed the divestiture of the metal forming business and in June 2002 completed the divestiture of the business units which administer vehicle service contract and product-related service programs. These businesses were part of the Other Segment for segment reporting purposes. The divestitures resulted in a gain of $11,070 ($6,223 after-tax or $.05 per share), $7,400 ($4,618 after-tax or $.04 per share) and $4,464 (no gain after-tax) in 2004, 2003 and 2002, respectively, and are reflected in (Gain) loss on disposal of assets in the Consolidated Statement of Income. The results of operations and net assets of the divested businesses were immaterial to the consolidated results of operations and financial position of the Company.

The Company is actively soliciting offers for the sale of the business unit which develops and manufactures chemical car care products and maintenance equipment. The results of operations and net assets of this business unit are immaterial to the consolidated results of operations and financial position of the Company.

3. Charges Related to Business Realignment

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

In 2004 the Company recorded a $15,146 charge ($10,140 after-tax or $.09 per share) for the costs to structure its businesses in light of current and anticipated customer demand. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The charge primarily related to severance costs attributable to approximately 1,200 employees in the Industrial Segment, 90 employees in the Climate & Industrial Controls Segment, 15 employees in the Other Segment and 5 employees in the Aerospace Segment. A significant portion of the severance payments have been made. Of the pre-tax amount, $13,591 relates to the Industrial Segment, $443 relates to the Climate & Industrial Controls Segment, $1,003 relates to the Other Segment and $109 relates to the Aerospace Segment. The business realignment costs are primarily presented in the Cost of sales caption in the Consolidated Statement of Income for 2004.

In 2003 the Company recorded a $24,624 charge ($16,275 after-tax or $.14 per share) related to costs of structuring its businesses in response to current and anticipated customer demand. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The business realignment charge primarily consists of severance costs of $16,237 and $8,387 of costs relating to the consolidation of manufacturing product lines. The severance costs are attributable to approximately 1,050 employees in the Industrial Segment, 210 employees in the Aerospace Segment and 50 employees in the Other Segment. All severance payments have been made as of June 30, 2004. Of the pre-tax amount, $18,715 relates to the Industrial Segment, $2,495 relates to the Aerospace Segment, $2,106 relates to the Climate & Industrial Controls Segment and $1,308 relates to the Other Segment. The business realignment charge is presented in the Consolidated Statement of Income for 2003 in the following captions: $20,133 in Cost of sales; $992 in Selling, general and administrative expenses; and $3,499 in (Gain) loss on disposal of assets.

13-23

In 2002 the Company recorded a $37,352 charge ($24,466 after-tax or $.21 per share) related to costs of structuring its businesses in response to current and anticipated customer demand. The business realignment charge consists of severance costs of $22,578 and $14,774 of costs relating to the consolidation of manufacturing product lines, primarily asset impairments. The severance costs are attributable to approximately 1,050 employees in the Industrial Segment, 440 employees in the Aerospace Segment, 240 employees in the Climate & Industrial Controls Segment and 80 employees in the Other segment. All severance payments were made as of June 30, 2003. The asset impairment portion relates to assets being held for sale and was calculated as the amount by which the carrying value of the assets exceeded their estimated selling price. Of the pre-tax amount, $25,654 relates to the Industrial Segment, $4,667 relates to the Aerospace Segment, $2,348 relates to the Climate & Industrial Controls Segment and $4,683 relates to the Other Segment. The business realignment charge is presented in the Consolidated Statement of Income for 2002 in the following captions: $23,977 in Cost of sales; $3,987 in Selling, general and administrative expenses; and $9,388 in (Gain) loss on disposal of assets.

4. Income Taxes

Income before income taxes was derived from the following sources:

	2004	2003	2002
United States	$302,648	$195,188	$181,010
Foreign	191,420	102,194	37,026

	$494,068	$297,382	$218,036

Income taxes include the following:

	2004	2003	2002
Federal	$77,180	$29,672	$32,728
Foreign	64,533	48,075	26,054
State and local	11,148	1,749	9
Deferred	(4,576)	21,614	29,095

	$148,285	$101,110	$87,886

A reconciliation of the Company’s effective income tax rate to the statutory Federal rate follows:

	2004	2003	2002
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes	1.6	.6	.9
State operating loss carryforwards		(1.3)
Export tax benefit	(1.5)	(1.3)	(4.3)
Foreign tax rate difference	(1.6)	(2.1)	(1.8)
Cash surrender of life insurance	(.7)	.8	2.2
Nondeductible goodwill		.3	5.7
Capital loss	(4.1)
Other	1.3	2.0	2.6

Effective income tax rate	30.0%	34.0%	40.3%

13-24

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:

	2004	2003
Postretirement benefits	$143,290	$182,925
Other liabilities and reserves	88,495	76,518
Long-term contracts	11,542	11,045
Operating loss carryforwards	56,453	53,275
Foreign tax credit carryforwards	486	2,329
Valuation allowance	(54,912)	(47,669)
Depreciation and amortization	(198,196)	(172,056)
Inventory	11,039	13,177

Net deferred tax asset	$58,197	$119,544

Change in net deferred tax asset:
Provision for deferred tax	$4,576	$(21,614)
Items of other comprehensive income	(45,696)	127,697
Acquisitions and other	(20,227)	(1,272)

Total change in net deferred tax	$(61,347)	$104,811

At June 30, 2004, the Company has recorded deferred tax assets of $56,453 resulting from $329,834 in loss carryforwards. A valuation allowance has been established due to the uncertainty of realizing certain operating loss carryforwards, capital loss carryforwards and items of other comprehensive income. Some of the operating loss carryforwards can be carried forward indefinitely and others can be carried forward from one to 19 years. The capital loss carryforward expires in five years. An increase in the valuation allowance of $5,261 was attributable to the Denison acquisition. The recognition of any future tax benefit resulting from a reduction in this portion of the valuation allowance will reduce any goodwill related to the Denison acquisition remaining at the time of the reduction.

Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of certain international operations as those earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the eventual remittance of such earnings.

Accumulated undistributed earnings of foreign operations reinvested in their operations amounted to $364,864, $321,479 and $267,093, at June 30, 2004, 2003 and 2002, respectively.

13-25

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

	2004	2003	2002
Numerator:
Net income applicable to common shares	$345,783	$196,272	$130,150

Denominator:
Basic - weighted average common shares	117,707,772	116,381,880	115,408,872

Increase in weighted average from dilutive effect of exercise of stock options	1,298,696	512,626	651,847

Diluted - weighted average common shares, assuming exercise of stock options	119,006,468	116,894,506	116,060,719

Basic earnings per share	$2.94	$1.69	$1.13
Diluted earnings per share	$2.91	$1.68	$1.12

For 2004, 2003 and 2002, 0.3 million, 3.1 million, and 1.4 million common shares, respectively, subject to stock options were excluded from the computation of diluted earnings per share because the effect of their exercise would be anti-dilutive.

6. Inventories

Inventories valued on the last-in, first-out cost method were approximately 36% and 38%, respectively, of total inventories in 2004 and 2003. The current cost of these inventories exceeds their valuation determined on the LIFO basis by $152,579 in 2004 and $151,757 in 2003. Progress payments of $14,100 in 2004 and $13,736 in 2003 are netted against inventories.

7. Goodwill and Intangible Assets

The Company conducts an annual impairment test as required by FASB Statement No. 142. The annual impairment test performed in 2003 resulted in no impairment loss being recognized. Goodwill impairment tests performed in 2004 and 2002 resulted in an impairment charge of $1,033 ($682 after-tax or $.01 per share) and $39,516 ($37,137 after-tax or $.32 per share), respectively. The 2004 impairment charge was recorded in the Industrial Segment. Of the 2002 impairment charge, $28,354 was recorded in the Industrial Segment and $11,162 was recorded in the Other Segment. The Company uses a discounted cash flow analysis for purposes of estimating the fair value of a reporting unit. The impairment charges primarily resulted from declining market conditions and lower future growth potential relative to expectations at the acquisition date for the reporting units involved.

13-26

The changes in the carrying amount of goodwill for the year ended June 30, 2004 are as follows:

	Industrial Segment	Aerospace Segment	Climate & Industrial Controls Segment	Other Segment	Total
Balance June 30, 2003	$841,296	$76,255	$95,582	$95,477	$1,108,610
Acquisitions	76,937	1,255			78,192
Goodwill impairment	(1,033)				(1,033)
Foreign currency translation	14,330	235	1,123	4,232	19,920
Goodwill adjustments	(3,062)	13		(4,229)	(7,278)

Balance June 30, 2004	$928,468	$77,758	$96,705	$95,480	$1,198,411

“Goodwill adjustments” primarily represent final adjustments to the purchase price allocation during the twelve-month period subsequent to the acquisition date and goodwill associated with businesses divested.

Intangible assets are amortized on a straight-line method over their legal or estimated useful life. The following summarizes the gross carrying value and accumulated amortization for each major category of intangible asset:

June 30,	2004		2003
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Patents	$36,078	$14,491	$26,472	$12,264
Trademarks	38,378	3,126	21,159	1,702
Engineering drawings and other	56,148	10,890	32,112	6,333

Total	$130,604	$28,507	$79,743	$20,299

Total intangible amortization expense in 2004, 2003 and 2002 was $7,083, $5,760 and $3,308, respectively. The estimated amortization expense for the five years ending June 30, 2005 through 2009 is $9,848, $9,188, $8,156, $7,166 and $6,334, respectively.

8. Financing Arrangements

The Company has committed lines of credit totaling $825,000 through two multi-currency unsecured revolving credit agreements with a group of banks, all of which was available at June 30, 2004. One agreement, totaling $200,000, expires September 2004, and the other, totaling $625,000, expires September 2008. The interest on borrowings is based upon the terms of each specific borrowing and is subject to market conditions. These agreements also require facility fees of up to 9/100ths of one percent of the commitment per annum at the Company’s present rating level. Covenants in some of the agreements include a limitation on the Company’s ratio of debt to total capitalization. It is the Company’s policy to reduce the amount available for borrowing under the revolving credit agreements, on a dollar for dollar basis, by the amount of commercial paper notes outstanding.

The Company has other lines of credit, primarily short-term, aggregating $255,925 from various foreign banks, of which $248,498 was available at June 30, 2004. Most of these agreements are renewed annually.

As of June 30, 2004 the Company has $775,000 available under its universal shelf registration statement.

The Company is authorized to sell up to $825,000 of short-term commercial paper notes, rated A-1 by Standard & Poor’s, P-1 by Moody’s and F-1 by Fitch, Inc. At June 30, 2004 and 2003 there were no commercial paper notes outstanding.

Commercial paper notes outstanding, along with short-term borrowings from foreign banks, primarily make up the balance of Notes payable. The balance and weighted average interest rate of the Notes payable at June 30, 2004 and 2003 were $18,468 and 1.6% and $27,422 and 2.7%, respectively.

13-27

9. Debt

June 30,	2004	2003
Domestic:
Debentures
7.30%, due 2011	$100,000	$100,000
Fixed rate medium-term notes
6.55% to 7.39%, due 2004-2019	195,000	370,000
Variable rate medium-term notes
2.09%, due 2004		200,000
Fixed rate senior notes
4.88%, due 2013	225,000	225,000
ESOP loan guarantee
6.34%, due 2009	54,479	65,993
Variable rate demand bonds
1.27%, due 2010-2025	20,035	20,035
Foreign:
Bank loans, including revolving credit
1.0% to 11.7%, due 2005-2017	6,514	17,626
Euro Notes
6.25%, due 2006	365,880	345,450
Other long-term debt, including capitalized leases	3,626	19,041

Total long-term debt	970,534	1,363,145
Less long-term debt payable within one year	16,730	396,813

Long-term debt, net	$953,804	$966,332

Principal amounts of Long-term debt payable in the five years ending June 30, 2005 through 2009 are $16,730, $378,991, $37,617, $42,742 and $6,612, respectively. The carrying value of the Company’s Long-term debt (excluding leases) was $969,901 and $1,356,034 at June 30, 2004 and 2003, respectively, and was estimated to have a fair value of $1,015,761 and $1,460,007, at June 30, 2004 and 2003, respectively. The fair value of the Long-term debt was estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements. Some of the debt agreements include a limitation on the Company’s ratio of secured debt to net tangible assets and debt to total capitalization.

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

Lease Commitments - Future minimum rental commitments as of June 30, 2004, under noncancelable operating leases, which expire at various dates, are as follows: 2005-$49,434; 2006-$34,370; 2007-$22,954; 2008-$15,389; 2009-$10,951 and after 2009-$17,530.

Rental expense in 2004, 2003 and 2002 was $66,586, $64,571 and $61,528, respectively.

13-28

10. Retirement Benefits

Pensions - The Company has noncontributory defined benefit pension plans covering eligible employees, including certain employees in foreign countries. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat-dollar amounts and years of service. The Company uses a June 30 measurement date for a majority of its pension plans. The Company also has contractual arrangements with certain key employees which provide for supplemental retirement benefits. In general, the Company’s policy is to fund these plans based on legal requirements, tax considerations, local practices and investment opportunities. The Company also sponsors defined contribution plans and participates in government-sponsored programs in certain foreign countries.

Pension cost for all plans was $109,160, $58,623 and $32,004 for 2004, 2003 and 2002, respectively. Pension cost for all defined benefit plans accounted for using SFAS No. 87, “Employers’ Accounting for Pensions,” was as follows:

	2004	2003	2002
Service cost	$67,103	$56,613	$54,886
Interest cost	119,770	113,464	104,152
Expected return on plan assets	(127,968)	(132,152)	(143,816)
Net amortization and deferral and other	47,025	16,887	10,107

Net periodic benefit cost	$105,930	$54,812	$25,329

Change in benefit obligation	2004	2003
Benefit obligation at beginning of year	$1,995,511	$1,663,828
Service cost	67,103	56,613
Interest cost	119,770	113,464
Actuarial loss	16,172	210,159
Benefits paid	(92,372)	(84,686)
Plan amendments	5,288	(7,573)
Acquisitions	25,042
Foreign currency translation and other	40,596	43,706

Benefit obligation at end of year	$2,177,110	$1,995,511

Change in plan assets
Fair value of plan assets at beginning of year	$1,315,899	$1,337,485
Actual gain (loss) on plan assets	244,272	(103,590)
Employer contributions	110,674	125,550
Benefits paid	(83,384)	(73,502)
Acquisitions	9,698
Foreign currency translation and other	27,344	29,956

Fair value of plan assets at end of year	$1,624,503	$1,315,899

Funded status
Plan assets (under) benefit obligation	$(552,607)	$(679,612)
Unrecognized net actuarial loss	693,448	818,273
Unrecognized prior service cost	93,323	98,313
Unrecognized initial net (asset)	(130)	(1,068)

Net amount recognized	$234,034	$235,906

13-29

Amounts recognized on the Consolidated Balance Sheet	2004	2003
Prepaid benefit cost	$371,819	$354,330
Accrued benefit liability	(703,181)	(816,141)
Intangible asset	95,076	100,294
Accumulated other comprehensive loss	470,320	597,423

Net amount recognized	$234,034	$235,906

The accumulated benefit obligation for all defined benefit plans was $1,958,613 and $1,781,297 at June 30, 2004 and 2003, respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $2,137,471, $1,922,560 and $1,582,576, respectively, at June 30, 2004, and $1,971,980, $1,759,956 and $1,293,176, respectively, at June 30, 2003.

If the accumulated benefit obligation exceeds the fair value of plan assets, accounting rules require that the Company recognize a liability that is at least equal to the unfunded accumulated benefit obligation. Accordingly, a minimum pension liability of $565,397 and $697,717 has been recognized at June 30, 2004 and 2003, respectively. The net of tax effect of recording the minimum pension liability on shareholders’ equity was an increase of $94,513 in 2004 and a decrease of $297,487 in 2003. The minimum pension liability could be reversed should the fair value of plan assets exceed the accumulated benefit obligation at the end of 2005.

The Company expects to contribute approximately $95 million to its defined benefit pension plans in 2005. The majority of the expected contribution is discretionary. Estimated future benefit payments in the five years ending June 30, 2005 through 2009 are $88,541, $92,710, $98,743, $105,154 and $111,704, respectively and $660,129 in the aggregate for the five years ending June 30, 2010 through June 30, 2014.

The assumptions used to measure net periodic benefit cost for the Company’s significant defined benefit plans are:

	2004	2003	2002
U.S. defined benefit plans
Discount rate	6.25%	7.25%	7.25%
Average increase in compensation	4.9%	4.9%	4.9%
Expected return on plan assets	8.25%	8.5%	9.5%

Non-U.S. defined benefit plans
Discount rate	2 to 6.75%	4.5 to 6.75%	4.5 to 6.75%
Average increase in compensation	1 to 3.5%	2.5 to 3.75%	3 to 4%
Expected return on plan assets	1 to 7.5%	5 to 7.75%	5 to 8%

The assumptions used to measure the benefit obligation for the Company’s significant defined benefit plans are:
	2004	2003
U.S. defined benefit plans
Discount rate	6.25%	6.25%
Average increase in compensation	4.9%	4.9%

Non-U.S. defined benefit plans
Discount rate	2 to 6.25%	2 to 6.75%
Average increase in compensation	1 to 4%	2 to 3.5%

The expected return on plan assets assumption is based on the weighted average expected return of the various asset classes in the plans’ portfolio. The asset class return is developed using historical asset return performance as well as current market conditions such as inflation, interest rates and equity market performance.

13-30

The weighted-average allocation of the majority of the assets related to defined benefit plans is as follows:

	2004	2003
Equity securities	66%	65%
Debt securities	31%	33%
Other	3%	2%

	100%	100%

The investment strategy for the defined benefit pension plan assets focuses on achieving prudent actuarial funding ratios while maintaining acceptable levels of risk. This strategy requires an investment portfolio that is broadly diversified across various asset classes and investment managers. The current weighted-average target asset allocation is 63% equity securities, 35% debt securities and 2% other. At June 30, 2004 and 2003, the plans’ assets included Company stock with market values of $71,293 and $50,346, respectively.

Employee Savings Plan - The Company sponsors an employee stock ownership plan (ESOP) as part of its existing savings and investment 401(k) plan. The ESOP is available to eligible domestic employees. Parker Hannifin common stock is used to match contributions made by employees to the ESOP up to a maximum of 4.0 percent of an employee’s annual compensation. A breakdown of shares held by the ESOP is as follows:

	2004	2003	2002
Allocated shares	9,453,916	9,440,648	9,023,664
Suspense shares	1,315,814	1,844,112	2,384,301

Total shares held by the ESOP	10,769,730	11,284,760	11,407,965

Fair value of suspense shares	$78,238	$77,434	$113,946

In 1999, the ESOP was leveraged and the loan was unconditionally guaranteed by the Company. The Company’s matching contribution and dividends on the shares held by the ESOP are used to repay the loan, and shares are released from the suspense account as the principal and interest are paid. The unreleased portion of the shares in the ESOP suspense account is not considered outstanding for purposes of earnings per share computations. Company contributions to the ESOP, recorded as compensation and interest expense, were $37,208 in 2004, $37,733 in 2003 and $38,449 in 2002. Dividends earned by the suspense shares and interest income within the ESOP totaled $1,245 in 2004, $1,580 in 2003 and $1,965 in 2002.

In addition to shares within the ESOP, as of June 30, 2004 employees have elected to invest in 2,196,871 shares of common stock within the Company Stock Fund of the Parker Retirement Savings Plan.

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

Postretirement benefit cost included the following components:

	2004	2003	2002
Service cost	$1,633	$1,289	$1,286
Interest cost	6,270	5,957	5,494
Net amortization and deferral	409	2,323	(849)

Net periodic benefit cost	$8,312	$9,569	$5,931

13-31

Change in benefit obligation	2004	2003
Benefit obligation at beginning of year	$101,488	$76,222
Service cost	1,633	1,289
Interest cost	6,270	5,957
Actuarial loss	744	20,571
Benefits paid	(5,010)	(6,340)
Acquisitions and other	(230)	3,789

Benefit obligation at end of year	$104,895	$101,488

Funded status
Benefit obligation in excess of plan assets	$(104,895)	$(101,488)
Unrecognized net actuarial loss	17,521	17,806
Unrecognized prior service cost	(3,267)	(3,657)

Net amount recognized	$(90,641)	$(87,339)

Amounts recognized on the Consolidated Balance Sheet:
Accrued benefit liability	$(90,641)	$(87,339)

The assumptions used to measure the net periodic benefit cost for postretirement benefit obligations are:

	2004	2003	2002
Discount rate	6.25%	7.25%	7.25%
Current medical cost trend rate	8.9%	9.9%	8%
Ultimate medical cost trend rate	5%	5%	5.5%
Medical cost trend rate decreases to ultimate in year	2010	2010	2007

The discount rate assumption used to measure the benefit obligation was 6.25% in 2004 and 2003.

Estimated future benefit payments for other postretirement benefits in the five years ending June 30, 2005 through 2009 are $6,750, $6,837, $7,011, $7,135 and $7,121, respectively and $37,270 in the aggregate for the five years ending June 30, 2010 through June 30, 2014.

A one percentage point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$991	$(796)
Effect on postretirement benefit obligation	$11,189	$(9,223)

Other - The Company has established nonqualified deferred compensation programs, which permit officers, directors and certain management employees annually to elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. Deferred compensation expense was $20,006, $7,127 and $1,585 in 2004, 2003 and 2002, respectively.

The Company has invested in corporate-owned life insurance policies to assist in meeting the obligation under these programs, including a $55 million cash contribution in 2004. The policies are held in a rabbi trust and are recorded as assets of the Company.

13-32

11. Shareholders’ Equity

Common Shares	2004	2003	2002
Balance July 1	$59,143	$59,062	$58,705
Shares issued under stock incentive plans (2004 – 1,425,321; 2003 – 168,442; 2002 – 450,314)	713	81	225
Shares issued for purchase acquisition			132

Balance June 30	$59,856	$59,143	$59,062

Additional Capital
Balance July 1	$389,021	$378,918	$346,228
Shares issued under stock option plans	34,825	1,393	9,200
Tax benefit of stock option plans	13,627	1,675	(81)
Shares issued for purchase acquisition			12,949
Restricted stock issued	2,088	852	761
Shares related to ESOP	12,330	6,183	9,861

Balance June 30	$451,891	$389,021	$378,918

Retained Earnings
Balance July 1	$2,584,268	$2,473,808	$2,426,496
Net income	345,783	196,272	130,150
Cash dividends paid on common shares, net of tax benefits	(89,264)	(85,812)	(82,838)

Balance June 30	$2,840,787	$2,584,268	$2,473,808

Unearned Compensation Related to ESOP
Balance July 1	$(63,418)	$(79,474)	$(96,398)
Unearned compensation related to ESOP debt guarantee	14,550	16,056	16,924

Balance June 30	$(48,868)	$(63,418)	$(79,474)

Deferred Compensation Related to Stock Options
Balance July 1 and June 30	$2,347	$2,347	$2,347

Accumulated Other Comprehensive (Loss)
Balance July 1	$(445,982)	$(247,497)	$(204,531)
Foreign currency translation	34,487	99,029	69,673
Unrealized gain (loss) on marketable securities (net of tax of: 2004 - $4,979; 2003 – $16; 2002 – $3,059)	8,262	(27)	(5,076)
Realized (gain) on marketable securities (net of tax of: 2004 – $1,802)	(2,990)
Minimum pension liability (net of tax of: 2004 - $44,464; 2003 - $127,558; 2002 - $64,814)	94,513	(297,487)	(107,563)

Balance June 30	$(311,710)	$(445,982)	$(247,497)

13-33

Common Stock in Treasury	2004	2003	2002
Balance July 1	$(4,468)	$(3,648)	$(3,932)
Shares purchased at cost (2004 – 224,891; 2003 – 45,000; 2002 – 230,000)	(12,691)	(1,696)	(8,054)
Shares issued under stock option plans (2004 – 135,291; 2003 – 14,522; 2002 – 233,244)	6,021	538	8,498
Restricted stock (surrendered) issued	(711)	338	(160)

Balance June 30	$(11,849)	$(4,468)	$(3,648)

Shares surrendered upon exercise of stock options: 2004 – 737,594; 2003 – 111,538; 2002 – 381,779.

Share Repurchases - The Board of Directors has authorized the repurchase of a total of 5.05 million of the Company’s common shares. At June 30, 2004, the remaining authorization to repurchase was 2.78 million shares. Repurchases are made on the open market, when the strike price is within a specific range, and the systematic repurchase of up to $10 million in common shares each fiscal quarter. Repurchases are primarily funded from operating cash flows, and the shares are initially held as treasury stock.

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

As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company continues to account for its stock option and stock incentive plans in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and makes no charges against capital with respect to options granted. See Note 1 on page 13-21 for disclosure of pro forma information regarding Net income and Earnings per share determined as if the Company had accounted for its stock options under the fair value method.

The fair values for the significant options granted in 2004, 2003 and 2002 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Aug/03	Aug/02	Aug/01
Risk-free interest rate	3.4%	3.3%	4.6%
Expected life of option	4.4 yrs	4.6 yrs	4.8 yrs
Expected dividend yield of stock	1.7%	1.6%	1.6%
Expected volatility of stock	36.8%	38.0%	36.6%

Options exercisable and shares available for future grant on June 30:

	2004	2003	2002
Options exercisable	4,957,612	4,898,070	3,440,843
Weighted-average option price per share of options exercisable	$39.95	$37.57	$34.75
Weighted-average fair value of options granted during the year	$14.38	$12.68	$14.94
Shares available for grant	9,594,980	525,951	785,797

13-34

A summary of the status and changes of shares subject to options and the related average price per share follows:

	Shares Subject To Options	Average Option Price Per Share
Outstanding June 30, 2002	6,221,910	$38.29

Granted	2,433,950	39.90
Exercised	(283,071)	27.44
Canceled	(55,532)

Outstanding June 30, 2003	8,317,257	$39.08

Granted	2,347,725	47.43
Exercised	(2,270,221)	36.75
Canceled	(95,392)

Outstanding June 30, 2004	8,299,369	$42.03

The range of exercise prices and the remaining contractual life of options as of June 30, 2004 were:

Range of exercise prices	$20-$32	$33-$43	$44-$58
Options outstanding:
Outstanding as of June 30, 2004	661,850	3,120,870	4,516,649
Weighted-average remaining contractual life	3.3 yrs	7.3 yrs	7.8 yrs
Weighted-average exercise price	$28.60	$38.96	$46.12

Options exercisable:
Outstanding as of June 30, 2004	661,850	2,085,317	2,210,445
Weighted-average remaining contractual life	3.3 yrs	6.9 yrs	6.4 yrs
Weighted-average exercise price	$28.60	$38.50	$44.73

Restricted Stock - Restricted stock was issued under the Company’s 1993 Stock Incentive Program to certain key employees under the Company’s 2001-02-03, 2000-01-02 and 1999-00-01 Long Term Incentive Plans (LTIP). Value of the payments was set at the market value of the Company’s common stock on the date of issuance. Shares were earned and awarded, and an estimated value was accrued, based upon attainment of criteria specified in the LTIP over the cumulative years of each 3-year Plan. Plan participants are entitled to cash dividends and to vote their respective shares, but the shares are restricted as to transferability for three years following issuance.

Restricted Shares for LTIP Plan	2004	2003	2002
Number of shares issued	19,566	18,953	17,206
Per share value on date of issuance	$47.29	$41.20	$44.55
Total value	$925	$781	$767

Under the Company’s 2002-03-04 LTIP, a payout of 30,727 shares of restricted stock, from the Company’s 2003 Stock Incentive Program, will be issued to certain key employees in 2005. The balance of the 2002-03-04 LTIP payout will be made as deferred cash compensation (if elected by the participant) or in cash. The total payout, valued at $5,378, has been accrued over the three years of the plan.

In addition, non-employee members of the Board of Directors have been given the opportunity to receive all or a portion of their fees in the form of restricted stock. These shares vest ratably, on an annual basis, over the term of office of the director. In 2004, 2003 and 2002, 9,382, 12,679 and 3,167 shares, respectively, were issued in lieu of directors’ fees.

13-35

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

A summary of the status and changes of shares subject to options and the related average price per share follows:

	Shares Subject To Options	Average Option Price Per Share
Outstanding June 30, 2002	46,013	$38.32

Granted	12,000	39.84
Exercised	(3,000)	24.67

Outstanding June 30, 2003	55,013	$39.40

Granted	16,965	48.94
Exercised	(9,500)	32.38

Outstanding June 30, 2004	62,478	$43.06

As of June 30, 2004, 39,513 options were exercisable and 286,822 shares were available for grant.

At June 30, 2004, the Company had 18,291,368 common shares reserved for issuance in connection with its stock incentive plans.

13. Shareholders’ Protection Rights Agreement

The Board of Directors of the Company declared a dividend of one Right for each share of Common Stock outstanding on February 17, 1997 in relation to the Company’s Shareholder Protection Rights Agreement. As of June 30, 2004, 119,483,990 shares of Common Stock were reserved for issuance under this Agreement. Under certain conditions involving acquisition of or an offer for 15 percent or more of the Company’s Common Stock, all holders of Rights, except an acquiring entity, would be entitled to purchase, at an exercise price of $100, a value of $200 of Common Stock of the Company or an acquiring entity, or at the option of the Board, to exchange each Right for one share of Common Stock. The Rights remain in existence until February 17, 2007, unless earlier redeemed (at one cent per Right), exercised or exchanged under the terms of the agreement. In the event of an unfriendly business combination attempt, the Rights will cause substantial dilution to the person attempting the business combination. The Rights should not interfere with any merger or other business combination that is in the best interest of the Company and its shareholders since the Rights may be redeemed.

14. Research and Development

Research and development costs amounted to $143,096 in 2004, $122,710 in 2003 and $109,090 in 2002. Customer reimbursements included in the total cost for each of the respective years were $48,435, $29,561 and $13,517. Costs include those costs related to independent research and development as well as customer reimbursed and unreimbursed development programs.

13-36

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

Environmental - The Company is currently responsible for environmental remediation at 28 manufacturing facilities presently or formerly operated by the Company and has been named as a “potentially responsible party,” along with other companies, at two off-site waste disposal facilities and three regional sites.

As of June 30, 2004, the Company has a reserve of $20,361 for environmental matters, which are probable and reasonably estimable. This reserve is recorded based upon the best estimate of costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities and the amount of the Company’s liability in proportion to other responsible parties. This reserve is net of $3,025 for discounting, primarily at a 4.5 percent discount rate, a portion of the costs at 26 locations to operate and maintain remediation treatment systems as well as gauge treatment system effectiveness through monitoring and sampling over periods up to 30 years. The significant increase in the environmental reserve from June 30, 2003 is a result of the addition of the environmental liabilities and corresponding environmental reserves from the Denison acquisition.

The Company’s estimated total liability for the above mentioned sites ranges from a minimum of $20,361 to a maximum of $60,439. The actual costs to be incurred by the Company will be dependent on final determination of remedial action required, negotiations with federal and state agencies, changes in regulatory requirements and technology innovation, the effectiveness of remedial technologies employed, the ability of other responsible parties to pay, and any insurance or third party recoveries.

13-37

16. Quarterly Information (Unaudited)

2004 (a)	1st	2nd	3rd	4th	Total
Net sales	$1,586,918	$1,621,021	$1,906,041	$1,992,927	$7,106,907
Gross profit	288,142	289,377	361,891	425,444	1,364,854
Net income	56,691	55,771	107,848	125,473	345,783
Diluted earnings per share	.48	.47	.90	1.05	2.91

2003 (b)	1st	2nd	3rd	4th	Total
Net sales	$1,585,904	$1,517,201	$1,646,844	$1,660,661	$6,410,610
Gross profit	286,014	258,374	278,414	278,033	1,100,835
Net income	60,975	37,552	48,663	49,082	196,272
Diluted earnings per share	.52	.32	.42	.42	1.68

Diluted earnings per share are computed independently for each of the quarters presented, therefore, the sum of the quarterly diluted earnings per share may not equal the total computed for the year.

(a)	Results for the first quarter include a $6,940 charge ($4,650 after-tax or $.04 per share) related to business realignment costs. Results for the second quarter include a $3,654 charge ($2,448 after-tax or $.02 per share) related to business realignment costs. Results for the third quarter include a $1,542 charge ($1,025 after-tax or $.01 per share) related to business realignment costs. Results for the fourth quarter include a $3,010 charge ($2,017 after-tax or $.02 per share) related to business realignment costs, a $1,033 goodwill impairment charge ($682 after-tax or $.01 per share) and a gain of $9,973 ($6,223 after-tax or $.05 per share) related to the divestiture of a business.

(b)	Results for the first quarter include a $2,075 charge ($1,380 after-tax or $.01 per share) related to business realignment costs. Results for the second quarter include a $5,057 charge ($3,363 after-tax or $.03 per share) related to business realignment costs and a $2,246 charge ($2,246 after-tax or $.02 per share) related to an equity investment adjustment. Results for the third quarter include a $7,453 charge ($4,956 after-tax or $.04 per share) related to business realignment costs. Results for the fourth quarter include a $10,039 charge ($6,576 after-tax or $.06 per share) related to business realignment costs and a gain of $7,400 ($4,618 after-tax or $.04 per share) related to the divestiture of a business.

17. Stock Prices and Dividends (Unaudited)

(In dollars)		1st	2nd	3rd	4th	Full Year
2004	High	$50.85	$59.80	$61.00	$59.96	$61.00
	Low	40.76	44.57	53.50	51.73	40.76
	Dividends	.190	.190	.190	.190	.760

2003	High	$47.30	$48.20	$48.93	$45.84	$48.93
	Low	35.95	34.52	35.82	38.00	34.52
	Dividends	.180	.180	.190	.190	.740

2002	High	$46.35	$47.31	$54.88	$51.89	$54.88
	Low	30.40	33.60	43.65	44.27	30.40
	Dividends	.180	.180	.180	.180	.720

Common Stock Listing: New York Stock Exchange, Stock Symbol PH

13-38

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

of Parker Hannifin Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Parker Hannifin Corporation and its subsidiaries at June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(1) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Cleveland, Ohio

July 28, 2004

13-39

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

Management is also responsible for maintaining an internal control system designed to provide reasonable assurance at reasonable cost that assets are safeguarded against loss or unauthorized use and that financial records are adequate and can be relied upon to produce financial statements in accordance with accounting principles generally accepted in the United States of America. The system is supported by written policies and guidelines, by careful selection and training of financial management personnel and by an internal audit staff which coordinates its activities with the Company’s independent registered public accounting firm. To foster a strong ethical climate, the Parker Hannifin Code of Ethics, which is publicized throughout the Company, addresses, among other things, compliance with all laws and accuracy and integrity of books and records. The Company maintains a systematic program to assess compliance.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, is retained to conduct an audit of Parker Hannifin’s consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and to provide an independent assessment that helps ensure fair presentation of the Company’s consolidated financial position, results of operations and cash flows.

The Audit Committee of the Board of Directors is composed entirely of independent outside directors. The Committee meets periodically with management, internal auditors and the independent registered public accounting firm to discuss internal accounting controls and the quality of financial reporting. Financial management, as well as the internal auditors and the independent registered public accounting firm, have full and free access to the Audit Committee.

/s/ Donald E. Washkewicz	/s/ Timothy K. Pistell
President and	Vice President – Finance and
Chief Executive Officer	and Administration and
Chief Financial Officer

13-40

Five-Year Financial Summary

(Amounts in thousands, except per share information)	2004	2003	2002	2001	2000
Net sales	$7,106,907	$6,410,610	$6,149,122	$5,979,604	$5,385,618
Cost of sales	5,742,053	5,309,775	5,116,570	4,728,156	4,186,850
Selling, general and administrative expenses	800,204	721,065	686,485	679,963	575,906
Goodwill impairment loss	1,033		39,516
Interest expense	73,396	81,561	82,484	95,775	59,183
Income taxes	148,285	101,110	87,886	187,391	193,955
Net income	345,783	196,272	130,150	340,792	368,232
Basic earnings per share	2.94	1.69	1.13	2.98	3.34
Diluted earnings per share	$2.91	$1.68	$1.12	$2.96	$3.31
Average number of shares outstanding - Basic	117,708	116,382	115,409	114,305	110,331
Average number of shares outstanding - Diluted	119,006	116,895	116,061	115,064	111,245
Cash dividends per share	$.760	$.740	$.720	$.700	$.680
Net income as a percent of net sales	4.9%	3.1%	2.1%	5.7%	6.8%
Return on average assets	5.6%	3.3%	2.3%	6.8%	15.9%
Return on average equity	12.6%	7.7%	5.1%	14.1%	31.9%

Book value per share	$25.24	$21.63	$22.26	$21.99	$20.31
Working capital	$1,277,192	$973,080	$875,781	$783,233	$966,810
Ratio of current assets to current liabilities	2.0	1.7	1.6	1.6	1.8
Plant and equipment, net	$1,591,853	$1,657,425	$1,696,965	$1,548,688	$1,340,915
Total assets	6,256,904	5,985,633	5,752,583	5,337,661	4,646,299
Long-term debt	953,804	966,332	1,088,883	857,078	701,762
Shareholders’ equity	$2,982,454	$2,520,911	$2,583,516	$2,528,915	$2,309,458
Debt to debt-equity percent	24.9%	35.6%	36.8%	35.7%	31.0%

Depreciation	$242,191	$248,481	$231,235	$200,270	$167,356
Capital expenditures	$141,546	$158,260	$206,564	$334,748	$230,482
Number of employees	48,447	46,787	48,176	46,302	43,895
Number of shareholders	54,683	51,154	53,001	50,731	47,671
Number of shares outstanding at year-end	118,168	116,526	116,051	114,989	113,707

13-41