Form 10-K, Exhibit 13
period 2005-06-30
PARKER HANNIFIN CORP
filed 2005-09-02
CIK 76334

Exhibit 13

Exhibit (13) to Report

On Form 10-K for Fiscal

Year Ended June 30, 2005

By Parker-Hannifin Corporation

Forward-Looking Statements

Forward-looking statements contained in this Annual Report and other written reports and oral statements are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. All statements regarding future performance, earnings projections, events or developments are forward-looking statements. It is possible that the Company’s future performance and earnings projections of the Company may differ materially from current expectations, depending on economic conditions within both its industrial and aerospace markets, and the Company’s ability to achieve anticipated benefits associated with announced realignment activities, strategic initiatives to improve operating margins and growth and innovation initiatives. A change in economic conditions in individual markets may have a particularly volatile effect on segment performance. Among other factors which may affect future performance are:

•	changes in business relationships with and purchases by or from major customers or suppliers, including delays or cancellations in shipments,

•	uncertainties surrounding timing, successful completion or integration of acquisitions,

•	threats associated with and efforts to combat terrorism,

•	competitive market conditions and resulting effects on sales and pricing,

•	increases in raw material costs that cannot be recovered in product pricing,

•	the Company’s ability to manage costs related to insurance and employee retirement and health care benefits, and

•	global economic factors, including manufacturing activity, air travel trends, currency exchange rates, difficulties entering new markets and general economic conditions such as interest rates.

The Company undertakes no obligation to update or publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this Report.

13 - 1

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

The Company is a leading worldwide diversified manufacturer of motion control technologies and systems, providing precision engineered solutions for a wide variety of commercial, mobile, industrial and aerospace markets.

The Company’s order rates are highly indicative of the Company’s future revenues and thus a key metric for future performance. The Company publishes its order rates on a monthly basis. The lead time between the time an order is received and revenue is realized can range from one day to 12 weeks for commercial, mobile and industrial orders and three to 18 months for aerospace orders. The Company believes the leading economic indicators of these markets that have a strong correlation to the Company’s future order rates are the Institute of Supply Management (ISM) index of manufacturing activity with respect to commercial, mobile and industrial markets and aircraft miles flown, revenue passenger miles and Department of Defense spending for aerospace markets. An ISM index above 50 indicates that the manufacturing economy is expanding resulting in the expectation that the Company’s order rates in the commercial, mobile and industrial markets should be positive year-over-year. The ISM index at the end of fiscal 2005 was 53.8 compared to 61.2 at the end of June 2004. With respect to the aerospace market, aircraft miles flown and revenue passenger miles have shown improvement over comparable fiscal 2004 levels and the Company expects continued improvement in 2006. The Company anticipates that Department of Defense spending will remain at its current level or be up slightly in the near term. The Company also believes that there is a high correlation between interest rates and Industrial manufacturing activity. The Federal Reserve raised the federal funds rate nine times during fiscal 2005. Additional increases in interest rates could have a negative impact on industrial production thereby lowering future order rates.

The Company’s major opportunities for growth are as follows:

•	Leverage the Company’s broad product line with customers desiring to consolidate their vendor base and outsource engineering,

•	Marketing systems solutions for customer applications,

•	Expand the Company’s business presence outside of North America,

•	New product introductions, including those resulting from the Company’s innovation initiatives, and

•	Strategic acquisitions.

The financial condition of the Company remains strong as evidenced by the continued generation of substantial cash flows from operations, a debt to debt-equity ratio of 22.5 percent, ample borrowing capabilities and strong short-term credit ratings. Cash flows from operations in 2005 were $872 million, or 10.6 percent of sales. This record amount of cash flow was achieved even though the Company made discretionary contributions to its retirement and benefits plans of $83 million.

Many acquisition opportunities remain available to the Company within its target markets. During fiscal 2005, the Company completed 10 acquisitions with combined annual revenues of approximately $410 million. Acquisitions will continue to be considered from time to time to the extent there is a strong strategic fit, while at the same time, maintaining the Company’s strong financial position. The Company will also continue to assess the strategic fit of its existing businesses and initiate efforts to divest businesses that are not considered to be a good long-term fit for the Company, as evidenced by the divestiture of the Wynn’s automotive chemical business unit in fiscal 2005.

13 - 2

Current challenges facing the Company include maintaining premier customer service levels while benefiting from strong customer demand, successfully matching price increases to raw material price increases and the rising expenses related to insurance and employee retirement and health care benefits. The Company has implemented a number of strategic financial performance initiatives relating to growth and margin improvement in order to meet these challenges, including strategic procurement, strategic pricing, lean manufacturing and business realignments.

The discussion below is structured to separately discuss each of the financial statements presented on pages 13-15 to 13-19. All year references are to fiscal years.

Discussion of Consolidated Statement of Income

The Consolidated Statement of Income summarizes the Company’s operating performance over the last three fiscal years.

(millions)	2005	2004	2003
Net sales	$8,215	$6,999	$6,312
Gross profit margin	20.8%	19.0%	16.9%
Selling, general and administrative expenses	$872	$776	$695
Goodwill impairment loss		1
Interest expense	67	73	81
Other expense (income), net	7	(1)	(3)
Loss (gain) on disposal of assets	4	(2)	4
Effective tax rate from continuing operations	27.6%	30.0%	33.4%
Income from continuing operations	$548	$336	$192
Income from continuing operations, as a percent of sales	6.7%	4.8%	3.0%
Discontinued operations	$57	$10	$4
Net income	$605	$346	$196

Net sales in 2005 were 17.4 percent higher than 2004. The increase in sales in 2005 primarily reflects higher volume experienced throughout all of the Company’s segments, especially in the Industrial North American and Industrial International operations. Acquisitions completed within the last 12 months contributed about one-third of the sales increase and the effect of currency rate changes contributed about 15 percent of the sales increase.

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

13 - 3

During 2005, the Company experienced strong business conditions in most of the markets that the Industrial North American businesses serve. The Company anticipates that business conditions will continue to be strong into 2006 translating into sales growth in the mid-single-digit range with operating margin increasing in proportion to the sales increase. Sales in the Industrial International operations are expected to increase approximately 10 percent with a corresponding low double-digit percentage increase in operating margin. The Industrial International sales and operating margin improvement is expected in Europe and the Asia Pacific region. Aerospace operations sales are expected to increase in the mid-single-digit range with operating margins remaining at or slightly below their 2005 level. The Climate & Industrial Controls operations are expected to experience improved economic conditions in 2006 resulting in double-digit sales growth and a corresponding double-digit operating margin percentage improvement.

Gross profit margin was higher in 2005 as a result of the increased sales volume, most notably in the Industrial Segment. The higher margins in both 2005 and 2004 reflect the effects of the Company’s financial performance initiatives, resulting in better manufacturing utilization levels. Current-year acquisitions, not yet fully integrated, negatively affected the current-year gross margin.

Selling, general and administrative expenses increased 12.3 percent in 2005 due to higher expenses associated with employee benefit and performance-based compensation plans as well as an increase in professional fees.

Goodwill impairment loss in 2004 resulted from the Company’s goodwill impairment test required to be performed under the provisions of SFAS No. 142. No impairment loss was required to be recognized in 2005 or 2003.

Interest expense declined in both 2005 and 2004 as a result of lower average debt outstanding. Interest expense in 2004 included expenses associated with renewing the Company’s revolving credit agreement.

Loss (gain) on disposal of assets includes property, plant and equipment disposals, divestitures of businesses and asset impairments and other miscellaneous asset adjustments.

(millions)	2005	2004	2003
Property, plant and equipment disposals	$3	$2	$4
Divestitures		(9)	(5)
Asset adjustments	1	5	5

See Note 2 on page 13-24 for a discussion of divestitures. See Notes 1 and 3 on pages 13-21 and 13-25, respectively, for a discussion of asset adjustments.

Effective tax rate from continuing operations in 2005 was lower primarily due to a favorable ruling obtained from the Internal Revenue Service regarding research and development tax credits as well as the effect of tax planning initiatives related to recent acquisitions. The lower rate in 2004 was due primarily to the net effect of both the completion of tax planning initiatives that generated a capital loss that was used to offset capital gains in the current and prior years and the settlement of an IRS audit.

13 - 4

Income from continuing operations - In addition to the individual income statement items discussed above, net income in 2005 and 2004 was adversely affected by an additional expense of approximately $11 million and $28 million, respectively, related to domestic qualified defined benefit plans. The increase in expense associated with the Company’s domestic qualified defined benefit plans results primarily from higher amortization of prior years’ actuarial losses. Net income in 2006 is expected to be adversely affected by an additional $18 million in excess of the 2005 expense for domestic qualified defined benefit plans. The increase in pension expense in 2006 is primarily due to a reduction in the discount rate from 6.25 percent to 5.25 percent and higher expense from amortization of prior years’ actuarial losses.

Discontinued operations represents the operating results and related gain on the sale, net of tax, of the Wynn’s automotive chemical business unit which was divested in December 2004. The divested business unit developed and manufactured chemical car care products and maintenance equipment.

Other comprehensive income (loss) – Items included in other comprehensive income (loss) are gains and losses that under generally accepted accounting principles are recorded directly into stockholders’ equity. The following are the Company’s items of other comprehensive income (loss):

(millions)	2005	2004	2003
Foreign currency translation	$13	$34	$99
Unrealized (losses) gains on marketable equity securities	(11)	5
Minimum pension liability	(154)	95	(297)
Unrealized (loss) on cash flow hedges	(7)

The change in foreign currency translation in 2005 and 2004 resulted from the strengthening of the U.S. dollar against most other currencies. The minimum pension liability was recorded in comprehensive income in accordance with the requirements of SFAS No. 87 (see Note 10 on page 13-31 for further discussion). See page 13-12 for further discussion of the unrealized (loss) on cash flow hedges.

Discussion of Business Segment Information

The Business Segment information presents sales, operating income and assets on a basis that is consistent with the manner in which the Company’s various businesses are managed for internal review and decision-making. See Note 1 on page 13-20 for a description of the Company’s reportable business segments.

13 - 5

Industrial Segment (millions)

	2005	2004	2003
Sales
North America	$3,517	$3,017	$2,768
International	2,398	1,970	1,583
Operating income
North America	468	291	142
International	267	160	96
Operating income as a percent of sales
North America	13.3%	9.6%	5.1%
International	11.1%	8.1%	6.1%
Backlog	$944	$840	$602
Assets	4,714	4,277	3,914
Return on average assets	10.4%	7.1%	3.7%

Sales in 2005 for the Industrial North American operations were 16.6 percent higher than 2004 following a 9.0 percent increase from 2003 to 2004. The increase in sales in 2005 was primarily due to acquisitions as well as higher end-user demand experienced in virtually all markets, with the largest increases in heavy-duty truck, construction, agriculture and mobile equipment. The sales increase from 2003 to 2004 was also primarily due to higher end-user demand experienced in the heavy-duty truck, construction and agriculture markets.

Sales in the Industrial International operations increased 21.8 percent in 2005 following an increase of 24.4 percent from 2003 to 2004. The increase in sales in 2005 was primarily due to higher volume across most markets in Europe, Latin America and the Asia Pacific region. Acquisitions completed in 2005 and the effect of foreign currency rate changes each contributed about 30 percent of the sales increase. The sales increase from 2003 to 2004 was primarily due to higher volume experienced in the Latin America and Asia Pacific region as well as the effect of foreign currency rate changes and acquisitions completed in 2004.

The higher Industrial North American operating margins in 2005 and 2004 were primarily due to the increased sales volume as well as operating efficiencies. The operating efficiencies reflect the benefits of past business realignment activities as well as the implementation of financial performance initiatives. Acquisitions, not yet fully integrated, negatively impacted margins in both 2005 and 2004. Included in Industrial North American operating income in 2005, 2004 and 2003 are business realignment charges of $3.7 million, $9.1 million and $8.3 million, respectively. The business realignment charges resulted from actions the Company took to structure the Industrial North American operations to operate in their then current economic environment and primarily consisted of severance costs and costs relating to the consolidation of manufacturing operations.

The Industrial International operating margin improvement in 2005 and 2004 was primarily due to the higher sales volume, especially in higher margin businesses, as well as the effects of the Company’s financial performance initiatives, especially in Europe and the Asia Pacific region.

13 - 6

Acquisitions, not fully integrated, negatively impacted margins in 2005. Operating income in 2005, 2004 and 2003 included $9.9 million, $4.5 million and $7.9 million, respectively, of business realignment charges that were taken to appropriately structure primarily the European operations.

Industrial Segment order rates were higher throughout 2005 as virtually all markets experienced continued strength in end-user demand. The Company expects order entry levels in 2006 in most markets of the Industrial North American operations to increase at the same pace as in 2005. Operating income in the Industrial North American operations is expected to increase as a result of the higher sales volume and continued implementation of the Company’s financial performance initiatives. The Company expects the Industrial International operations to experience strong end-user demand resulting in higher sales with related improvements in operating margins. Operating margin improvements are primarily expected in the European operations and the Asia Pacific region while margins in the Latin American operations are expected to be down slightly. As part of the Company’s financial performance initiatives, the recognition of additional business realignment charges may be required in 2006.

The increase in total Industrial Segment backlog from 2004 to 2005 is primarily due to acquisitions, which contributed one-half of the increase, as well as higher order rates in both the Industrial North American and Industrial International businesses. The increase in total Industrial Segment backlog from 2003 to 2004 is primarily due to higher order rates within most markets in both the Industrial North American and Industrial International businesses.

The increase in assets in 2005 was primarily due to current-year acquisitions and the effect of currency fluctuations partially offset by a decrease in property, plant and equipment. The increase in assets in 2004 was primarily due to current-year acquisitions and the effect of currency fluctuations.

Aerospace Segment (millions)

	2005	2004	2003
Sales	$1,359	$1,216	$1,183
Operating income	199	158	170
Operating income as a percent of sales	14.7%	13.0%	14.4%
Backlog	$1,229	$1,203	$1,043
Assets	658	635	664
Return on average assets	30.8%	24.3%	24.6%

Sales in 2005 increased 11.8 percent compared to an increase of 2.8 percent from 2003 to 2004. The increase in sales in 2005 reflects the continued recovery of the commercial airline industry, in both the original equipment manufacturer (OEM) and aftermarket markets, that began in late 2004 as well as continued strong demand in the military market. Sales in 2004 increased slightly primarily due to an upturn in commercial activity in late 2004 as well as higher volume in the military business throughout the year.

The higher margins in 2005 were primarily due to the higher sales volume as well as product mix partially offset by higher aircraft product liability insurance premiums. The continued implementation of the Company’s financial performance initiatives also contributed to the margin improvement in 2005. The lower margins in 2004 were primarily due to higher costs associated with employee benefit plans and product liability insurance partially offset by higher commercial volume.

The slight increase in backlog in 2005 was primarily due to higher order rates in the commercial businesses being partially offset by lower order rates in the military business. The increase in backlog in 2004 was primarily due to higher order rates in both the commercial and military businesses. The upward trend in commercial order rates experienced in 2005 is expected to continue in 2006. Military order rates are expected to remain at their current level. Heavier commercial OEM volume in future product mix could result in lower margins.

13 - 7

The increase in assets in 2005 was primarily due to increases in accounts receivable and inventory partially offset by a decline in property, plant and equipment. The decline in assets in 2004 was primarily due to a decrease in inventory and property, plant and equipment partially offset by an increase in accounts receivable.

Climate & Industrial Controls Segment (millions)

	2005	2004	2003
Sales	$794	$671	$666
Operating income	75	72	63
Operating income as a percent of sales	9.4%	10.7%	9.5%
Backlog	$131	$122	$117
Assets	696	361	377
Return on average assets	14.2%	19.5%	16.6%

Sales in 2005 increased 18.3 percent compared to a slight increase in sales from 2003 to 2004. The increase in sales in 2005 was the result of current-year acquisitions partially offset by lower end-user demand experienced in the automotive market. The increase in sales in 2004 was primarily the result of the effect of foreign currency exchange rates and higher end-user demand in the commercial refrigeration and air conditioning market. The lower margins in 2005 are primarily due to unfavorable overhead absorption levels and higher automotive platform set-up costs as compared to 2004. The higher margin in 2004 was primarily a result of the realization of benefits from business realignment actions.

During 2005, the Climate & Industrial Controls Segment experienced soft business conditions in the automotive market. An improvement in business conditions in the automotive market in 2006 along with a full year of operating results from acquisitions made in 2005 are expected to result in sales and operating margin percentage increases in the low double-digit range.

The increase in assets in 2005 was primarily due to current-year acquisitions. The decrease in assets in 2004 was due to a decline in inventory, accounts receivable and property, plant and equipment.

Other Segment (millions)

	2005	2004	2003
Sales	$146	$125	$111
Operating income	18	8	2
Operating income as a percent of sales	12.6%	6.5%	2.2%
Backlog	$52	$38	$38
Assets	120	116	125
Return on average assets	15.6%	6.8%	2.0%

The Other Segment consists of a business unit which designs and manufactures custom-engineered buildings. The Company has entered into a definitive agreement to sell this business unit. Finalization of the sale is subject to regulatory approval and other customary closing conditions and is expected to take place in the first quarter of fiscal 2006. The Company anticipates recognizing a gain on the sale of this business, substantially all of which is attributed to foreign currency translation adjustments.

The increase in sales in 2005 and 2004 was primarily due to the effect of foreign currency exchange rates as well as higher demand for custom engineered buildings. The increase in margins in 2005 and 2004 was primarily due to the higher sales volume.

13 - 8

The increase in assets in 2005 was primarily due to an increase in accounts receivable and inventory. The decrease in assets in 2004 is primarily due to a business divestiture partially offset by the effect of currency fluctuations.

Corporate assets decreased 15.9 percent in 2005 and 4.8 percent in 2004. The fluctuation in 2005 was primarily due to a decrease in accounts receivable and investments and net assets of discontinued operations and an increase in inventory reserves. The fluctuation in 2004 is primarily due to the level of cash and cash equivalents.

Discussion of Consolidated Balance Sheet

The Consolidated Balance Sheet shows the Company’s financial position at year-end, compared with the previous year-end. This statement provides information to assist in assessing factors such as the Company’s liquidity and financial resources.

(millions)	2005	2004
Accounts receivable	$1,241	$1,175
Inventories	1,031	976
Plant and equipment	1,592	1,586
Investments and other assets	791	798
Goodwill	1,444	1,178
Intangible assets, net	240	102
Accounts payable, trade	584	525
Shareholders’ equity	3,340	2,982
Working capital	$1,450	$1,253
Current ratio	2.09	2.01

Accounts receivable are primarily receivables due from customers for sales of product ($1,127.7 million at June 30, 2005 and $1,039.1 million at June 30, 2004). The current-year increase in accounts receivable is primarily due to acquisitions. Days sales outstanding relating to trade receivables for the Company decreased to 46 days in 2005 compared to 48 days in 2004.

Inventories increased primarily due to acquisitions and the effect of currency rate changes partially offset by an increase in LIFO inventory reserves, which decreased total Inventories by $20.4 million in 2005. Days supply of inventory on hand decreased to 64 days in 2005 from 67 days in 2004.

Plant and equipment, net of accumulated depreciation, increased slightly in 2005 as the effect of currency rate changes and current-year acquisitions were offset mostly by depreciation expense exceeding capital expenditures.

Goodwill increased primarily as a result of current-year acquisitions.

Intangible assets, net consist primarily of patents, trademarks and customer lists. Intangible assets, net increased primarily due to current-year acquisitions.

Accounts payable, trade increased primarily due to current-year acquisitions.

Accrued payrolls and other compensation increased to $268.1 million from $234.7 million primarily due to higher incentive compensation accruals.

Accrued domestic and foreign taxes decreased to $105.8 million in 2005 from $123.0 million in 2004 primarily due to the timing of payment of estimated income taxes between 2004 and 2005.

13 - 9

Pensions and other postretirement benefits increased 30.1 percent in 2005. The change in this amount is explained further in Note 10 to the Consolidated Financial Statements.

Net deferred income taxes increased $71.0 million in 2005. The change in this amount is explained further in Note 4 to the Consolidated Financial Statements.

In June 2005, the State of Ohio enacted legislation creating a new gross receipts tax which replaces the Ohio franchise tax over a 5-year phase-in period. The gross receipts tax will be computed based on qualifying “taxable gross receipts” and will generally not consider any expenses or costs incurred to generate such receipts. As a result of the tax law change, deferred tax assets of $4.2 million were reversed in 2005 as no state tax benefit will be received when the liabilities become deductible.

Other liabilities increased to $189.7 million in 2005 from $167.7 million in 2004 as a result of higher long-term incentive compensation accruals.

Shareholders’ equity - The effect of currency rate changes during the year caused a $13.1 million increase in Shareholders’ equity. These rate changes also caused increases in accounts receivable, inventories, plant and equipment and various accrual accounts.

Discussion of Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows reflects cash inflows and outflows from the Company’s operating, investing and financing activities.

A summary of cash flows follows:

(millions)	2005	2004	2003
Cash provided by (used in):
Operating activities	$872	$649	$557
Investing activities	(565)	(270)	(136)
Financing activities	(138)	(448)	(222)
Discontinued operations	(19)	13	(1)
Effect of exchange rates	2	(6)	1

Net increase (decrease) in cash and cash equivalents	$152	$(62)	$199

Cash Flows From Operating Activities – The increase in net cash provided by operating activities in 2005 was primarily the result of an increase in net income and a decrease in cash used by other assets partially offset by a decrease in working capital and net income from discontinued operations. Working capital decreased in 2005 primarily due to a decrease in cash flow provided from inventories, accounts payable and accrued domestic and foreign taxes, partially offset by accounts receivable. The decrease in cash used by other assets is primarily due to a decrease in qualified defined benefit plan assets and other investment assets.

Cash Flows Used In Investing Activities – The significant increase in the amount of cash used in investing activities in 2005 is attributable to an increase in acquisition activity partially offset by an increase in proceeds from the sale of businesses. Capital expenditures increased $16.4 million in 2005. The level of capital expenditures is expected to be approximately 3 ½% of sales in 2006. Refer to Note 2 on page 13-23 for a summary of net assets of acquired companies at their respective acquisition dates.

Cash Flows From Financing Activities – In 2005, the Company decreased its outstanding borrowings by a net total of $21.2 million compared to a decrease of $415.4 million in 2004. The substantial level of cash flow from operating activities allowed the Company to minimize the borrowings necessary to complete acquisitions in 2005 and 2004. Common share activity used cash of $23.7 million in 2005 compared to providing cash of $56.2 million in 2004 primarily due to a significant increase in the purchase of shares of the Company’s common stock for treasury, partially offset by the exercise of stock options.

13 - 10

Excluded from Cash flows from financing activities are book overdrafts of $46.3 million, $33.4 million and $51.5 million in 2005, 2004 and 2003, respectively. These cash flows are included in Accounts payable, trade in Cash flows from operating activities. The book overdrafts result from a delay in sweeping cash from one bank to another and are settled the next business day; therefore, the book overdrafts are not considered bank borrowings by the Company.

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

Debt to Debt-Equity Ratio (millions)	2005	2004
Debt	$970	$989
Debt & Equity	4,311	3,971
Ratio	22.5%	24.9%

The Company is currently exploring several acquisition opportunities and additional borrowings may be used to finance acquisitions completed in 2006.

Common share activity in 2005 primarily involves the exercise of stock options and the purchase of shares of the Company’s common stock for treasury. The purchase of the Company’s shares is done pursuant to a program to repurchase up to 1 million of the Company’s common shares on the open market, at prevailing prices, including the systematic repurchase of no less than $10 million in common shares each fiscal quarter.

Dividends have been paid for 220 consecutive quarters, including a yearly increase in dividends for the last 49 fiscal years. The current annual dividend rate is $.80 per share.

As of June 30, 2005 the Company has committed lines of credit totaling $1,025 million through two multi-currency unsecured revolving credit agreements. The credit agreements support the Company’s commercial paper note program, which is rated A-1 by Standard & Poor’s, P-1 by Moody’s and F-1 by Fitch, Inc. These ratings are considered investment grade. The revolving credit agreements contain provisions that increase the facility fee of the credit agreement in the event the Company’s credit ratings are changed. A credit rating change would not limit the Company’s ability to use the credit agreements nor would it accelerate the repayment of any outstanding borrowings.

The Company seeks to minimize its total cost of borrowing and therefore uses its commercial paper note program as its primary source of working capital liquidity. The primary alternative source of borrowing for working capital liquidity is the committed lines of credit, which typically bear a higher cost of borrowing.

The Company’s revolving credit agreements and certain debt agreements contain certain financial and other covenants, the violation of which would limit or preclude the use of the agreements for future borrowings. The most restrictive financial covenant provides that the ratio of debt to total capitalization be less than 60 percent. As of June 30, 2005, the ratio of debt to total capitalization was 22.5 percent. The Company is in compliance with all covenants and expects to remain in compliance during the term of the agreements.

13 - 11

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

In thousands	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (Note 9)	$958,370	$19,946	$80,950	$53,176	$804,298
Interest on long-term debt	275,633	54,105	65,921	56,868	98,739
Operating leases (Note 9)	150,155	47,631	57,373	22,333	22,818
Retirement benefits (Note 10)	1,431,941	200,019	225,637	250,432	755,853

Total	$2,816,099	$321,701	$429,881	$382,809	$1,681,708

Quantitative and Qualitative Disclosures About Market Risk

The Company enters into forward exchange contracts and costless collar contracts to reduce its exposure to fluctuations in related foreign currencies. The total carrying and fair value of open contracts and any risk to the Company as a result of these arrangements is not material to the Company’s financial position, liquidity or results of operations. The Company has entered into two interest rate swap agreements for a total notional amount of EUR 300 million. The swap agreements expire in November 2005 and effectively protect the Company against adverse interest rate changes in the EURO bond market and have been designated as a hedge against the Company’s anticipated refinancing of its EURO Notes that are due in November 2005. The fair value of the interest rate swap agreements was a liability of approximately $12 million as of June 30, 2005, which has been recorded in the Consolidated Balance Sheet. The net payment or receipt under the swap agreements will be recognized as an adjustment to interest expense over the term of the EURO Notes anticipated to be issued in November 2005. A 100 basis point decrease in the EURO bond rates specified in the interest rate swap agreements would change the fair value of the swap agreements by approximately $24.1 million.

The Company’s debt portfolio contains variable rate debt, inherently exposing the Company to interest rate risk. The Company’s objective is to maintain a 60/40 mix between fixed rate and variable rate debt thereby limiting its exposure to changes in near-term interest rates. A 100 basis point increase in near-term interest rates would increase annual interest expense on variable rate debt existing at June 30, 2005 by approximately $0.3 million.

13 - 12

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

Impairment of Goodwill and Long-lived Assets – Goodwill is tested for impairment, at the reporting unit level, on an annual basis and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit’s goodwill may exceed its fair value. A discounted cash flow model is used to estimate the fair value of a reporting unit. This model requires the use of long-term planning forecasts and assumptions regarding industry specific economic conditions that are outside the control of the Company. Long-lived assets held for use are evaluated for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use and eventual disposition is less than their carrying value. The long-term nature of these assets requires the estimation of its cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test.

Inventories – Inventories are valued at the lower of cost or market. Cost is determined on the last-in, first-out basis for a majority of U.S. inventories and on the first-in, first-out basis for the balance of the Company’s inventories. Inventories have been reduced by an allowance for obsolete inventories. The estimated allowance is based on management’s review of inventories on hand compared to estimated future usage and sales. Changes in the allowance have not had a material effect on the Company’s results of operations, financial position or cash flows.

Pensions and Postretirement Benefits Other Than Pensions – The annual net periodic expense and benefit obligations related to the Company’s defined benefit plans are determined on an actuarial basis. This determination requires critical assumptions regarding the discount rate, long-term return on plan assets, increases in compensation levels, amortization periods for actuarial gains and losses and health care cost trends. Assumptions are determined based on Company data and appropriate market indicators, and are evaluated each year as of the plan’s measurement date. Changes in the assumptions to reflect actual experience as well as the

13 - 13

amortization of actuarial gains and losses could result in a material change in the annual net periodic expense and benefit obligations reported in the financial statements. For the Company’s domestic defined benefit plans, a one-half percentage point change in the assumed long-term rate of return on plan assets is estimated to have a $6 million effect on pension expense and a one-half percentage point decrease in the discount rate is estimated to increase pension expense by $13 million. As of June 30, 2005, $819 million of past years’ actuarial losses related to the Company’s domestic defined benefit plans have yet to be amortized. These losses will generally be amortized over approximately 12 years and will negatively effect earnings in the future. Actuarial gains experienced in future years will help reduce the effect of the actuarial loss amortization.

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

Recently Issued Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, “Accounting Changes and Error Corrections.” This Statement requires retrospective application to prior period’s financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change and is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment.” This Statement requires that the cost resulting from all share-based payment transactions be recognized in the financial statements and is effective for the Company beginning July 1, 2005. The Company currently expects to value its share-based payment transactions using a Black-Scholes valuation model. The amounts reflected in the table on page 13-22 are anticipated to approximate the effect of the adoption of this Statement.

13 - 14

Consolidated Statement of Income

(Dollars in thousands, except per share amounts)

For the years ended June 30,	2005	2004	2003
Net Sales	$8,215,095	$6,998,761	$6,311,693

Cost of sales	6,508,111	5,672,294	5,246,417

Gross profit	1,706,984	1,326,467	1,065,276
Selling, general and administrative expenses	872,113	775,502	694,815
Goodwill impairment loss (Note 7)		1,033
Interest expense	67,030	73,219	81,407
Other expense (income), net	7,420	(1,309)	(2,600)
Loss (gain) on disposal of assets	3,948	(2,104)	3,657

Income from continuing operations before income taxes	756,473	480,126	287,997
Income taxes (Note 4)	208,500	143,953	96,160

Income from continuing operations	547,973	336,173	191,837
Income from discontinued operations (Note 2)	56,719	9,610	4,435

Net Income	$604,692	$345,783	$196,272

Earnings per Share (Note 5)
Basic earnings per share
Income from continuing operations	$4.61	$2.86	$1.65
Income from discontinued operations	0.48	0.08	0.04

Net income per share	$5.09	$2.94	$1.69

Diluted earnings per share
Income from continuing operations	$4.55	$2.82	$1.64
Income from discontinued operations	0.47	0.09	0.04

Net income per share	$5.02	$2.91	$1.68

The accompanying notes are an integral part of the financial statements. Consolidated Statement of Comprehensive Income (Dollars in thousands)
For the years ended June 30,	2005	2004	2003
Net Income	$604,692	$345,783	$196,272

Other comprehensive income (loss), net of taxes (Note 11):
Foreign currency translation adjustment	13,138	34,487	99,029
Minimum pension liability	(154,377)	94,513	(297,487)
Net unrealized (loss) gain on marketable equity securities	(10,697)	5,272	(27)
Unrealized cash flow hedging (loss)	(7,318)

Comprehensive Income (Loss)	$445,438	$480,055	$(2,213)

The accompanying notes are an integral part of the financial statements.

13 - 15

Business Segment Information

By Industry

(Dollars in thousands)	2005	2004	2003
Net Sales:
Industrial:
North America	$3,516,627	$3,016,820	$2,767,939
International	2,398,439	1,969,727	1,583,414
Aerospace	1,359,431	1,215,920	1,183,284
Climate & Industrial Controls	794,308	671,157	665,629
Other	146,290	125,137	111,427

	$8,215,095	$6,998,761	$6,311,693

Segment Operating Income:
Industrial:
North America	$468,213	$290,783	$142,092
International	267,207	159,641	96,389
Aerospace	199,187	157,946	170,372
Climate & Industrial Controls	74,843	71,769	63,441
Other	18,452	8,138	2,431

Total segment operating income	1,027,902	688,277	474,725
Corporate administration	111,832	106,281	79,760

Income from continuing operations before interest expense and other	916,070	581,996	394,965
Interest expense	67,030	73,219	81,407
Other expense	92,567	28,651	25,561

Income from continuing operations before income taxes	$756,473	$480,126	$287,997

Identifiable Assets:
Industrial	$4,713,574	$4,277,413	$3,914,326
Aerospace	658,394	634,930	663,563
Climate & Industrial Controls	695,641	361,148	376,731
Other	120,443	116,145	124,879

	6,188,052	5,389,636	5,079,499
Corporate (a)	710,909	845,597	887,715

	$6,898,961	$6,235,233	$5,967,214

Property Additions (b):
Industrial	$196,394	$165,983	$145,357
Aerospace	12,919	9,691	12,092
Climate & Industrial Controls	40,050	12,625	8,812
Other	1,662	1,847	1,731
Corporate	9,900	852	1,451

	$260,925	$190,998	$169,443

Depreciation:
Industrial	$198,247	$195,865	$200,772
Aerospace	20,777	19,723	20,115
Climate & Industrial Controls	19,954	18,675	20,545
Other	2,009	2,067	1,716
Corporate	6,228	4,843	4,835

	$247,215	$241,173	$247,983

13 - 16

By Geographic Area (c)

(Dollars in thousands)	2005	2004	2003
Net Sales:
North America	$5,455,466	$4,714,184	$4,457,132
International	2,759,629	2,284,577	1,854,561

	$8,215,095	$6,998,761	$6,311,693

Long-Lived Assets:
North America	$1,027,376	$1,041,171	$1,166,879
International	564,541	544,818	485,279

	$1,591,917	$1,585,989	$1,652,158

The accounting policies of the business segments are the same as those described in the Significant Accounting Policies footnote except that the business segment results are prepared on a basis that is consistent with the manner in which the Company’s management disaggregates financial information for internal review and decision-making.

(a)	Corporate assets are principally cash and cash equivalents, domestic deferred income taxes, investments, benefit plan assets, headquarters facilities, assets held for sale and the major portion of the Company’s facilities, assets held for sale and the major portion of the Company’s domestic data processing equipment.
(b)	Includes value of net plant and equipment at the date of acquisition of acquired companies accounted for by the purchase method (2005 - $104,358; 2004 - $50,860; 2003 - $11,370).
(c)	Net sales are attributed to countries based on the location of the selling unit. North America includes the United States, Canada and Mexico. No country other than the United States represents greater than 10% of consolidated sales. Long-lived assets are comprised of property, plant and equipment based on physical location.

13 - 17

Consolidated Balance Sheet

	June 30,
(Dollars in thousands)	2005	2004
Assets
Current Assets
Cash and cash equivalents	$336,080	$183,847
Accounts receivable, less allowance for doubtful accounts (2005 - $13,586; 2004 - $13,322)	1,241,029	1,174,601
Inventories (Notes 1 and 6):
Finished products	455,818	437,705
Work in process	427,552	415,440
Raw materials	147,592	123,113

	1,030,962	976,258
Prepaid expenses	49,956	43,907
Deferred income taxes (Notes 1 and 4)	127,845	112,828

Total Current Assets	2,785,872	2,491,441
Plant and equipment (Note 1):
Land and land improvements	184,296	175,542
Buildings and building equipment	1,025,669	952,964
Machinery and equipment	2,524,980	2,441,116
Construction in progress	42,494	46,945

	3,777,439	3,616,567
Less accumulated depreciation	2,185,522	2,030,578

	1,591,917	1,585,989
Investments and other assets (Note 1)	791,420	798,242
Goodwill (Notes 1 and 7)	1,443,811	1,177,532
Intangible assets, net (Notes 1 and 7)	239,891	102,085
Deferred income taxes (Notes 1 and 4)	46,050	28,020
Net assets of discontinued operations (Note 2)		51,924

Total Assets	$6,898,961	$6,235,233

Liabilities and Shareholders’ Equity
Current Liabilities
Notes payable and long-term debt payable within one year (Notes 8 and 9)	$31,962	$35,198
Accounts payable, trade	584,253	525,113
Accrued payrolls and other compensation	268,113	234,678
Accrued domestic and foreign taxes	105,831	123,030
Other accrued liabilities	345,768	320,625

Total Current Liabilities	1,335,927	1,238,644
Long-term debt (Note 9)	938,424	953,796
Pensions and other postretirement benefits (Note 10)	1,058,814	813,635
Deferred income taxes (Notes 1 and 4)	35,911	79,028
Other liabilities	189,738	167,676

Total Liabilities	3,558,814	3,252,779

Shareholders’ Equity (Note 11)
Serial preferred stock, $.50 par value, authorized 3,000,000 shares; none issued
Common stock, $.50 par value, authorized 600,000,000 shares; issued 120,437,280 shares in 2005 and 119,711,057 shares in 2004 at par value	60,219	59,856
Additional capital	478,219	451,891
Retained earnings	3,352,888	2,840,787
Unearned compensation related to ESOP (Note 9)	(36,818)	(48,868)
Deferred compensation related to stock options	2,347	2,347
Accumulated other comprehensive (loss)	(470,964)	(311,710)

	3,385,891	2,994,303
Common stock in treasury at cost: 743,767 shares in 2005 and 227,067 shares in 2004	(45,744)	(11,849)

Total Shareholders’ Equity	3,340,147	2,982,454

Total Liabilities and Shareholders’ Equity	$6,898,961	$6,235,233

The accompanying notes are an integral part of the financial statements.

13 - 18

Consolidated Statement of Cash Flows

(Dollars in thousands)

For the years ended June 30,	2005	2004	2003
Cash Flows From Operating Activities
Net income	$604,692	$345,783	$196,272
Adjustments to reconcile net income to net cash provided by operating activities:
Net (income) from discontinued operations	(56,719)	(9,610)	(4,435)
Depreciation	247,215	241,173	247,983
Amortization	17,484	10,580	10,682
Deferred income taxes	16,268	(4,093)	21,828
Foreign currency transaction loss	9,456	1,950	5,227
Loss on sale of plant and equipment	3,948	7,139	8,102
(Gain) on divestiture of businesses		(11,444)	(7,400)
Changes in assets and liabilities, net of effects from acquisitions and divestitures:
Accounts receivable	(7,954)	(138,828)	60,072
Inventories	13,829	71,696	104,806
Prepaid expenses	(2,720)	10,203	(2,444)
Other assets	(13,607)	(74,531)	(73,765)
Accounts payable, trade	30,153	81,378	(27,620)
Accrued payrolls and other compensation	24,568	30,445	(2,413)
Accrued domestic and foreign taxes	2,167	50,626	21,949
Other accrued liabilities	(15,012)	(1,851)	22,057
Pensions and other postretirement benefits	(2,947)	3,438	(8,020)
Other liabilities	994	35,430	(15,319)

Net cash provided by operating activities	871,815	649,484	557,562
Cash Flows From Investing Activities
Acquisitions (less cash acquired of $21,720 in 2005, $63,691 in 2004, and $196 in 2003)	(558,569)	(200,314)	(16,648)
Capital expenditures	(156,567)	(140,138)	(158,073)
Proceeds from sale of plant and equipment	20,359	27,195	20,752
Proceeds from sale of businesses	120,000	33,213	14,709
Other	10,217	9,783	2,856

Net cash (used in) investing activities	(564,560)	(270,261)	(136,404)
Cash Flows From Financing Activities
(Payments for) proceeds from common share activity	(23,724)	56,223	9,386
(Payments of) notes payable, net	(16,927)	(12,785)	(370,467)
Proceeds from long-term borrowings	1,094	18,962	258,642
(Payments of) long-term borrowings	(5,369)	(421,605)	(33,891)
Dividends paid, net of tax benefit of ESOP shares	(92,612)	(89,286)	(85,833)

Net cash (used in) financing activities	(137,538)	(448,491)	(222,163)
Net cash (used in) provided by operating activities of discontinued operations	(19,004)	12,969	(505)
Effect of exchange rate changes on cash	1,520	(5,704)	976

Net increase (decrease) in cash and cash equivalents	152,233	(62,003)	199,466
Cash and cash equivalents at beginning of year	183,847	245,850	46,384

Cash and cash equivalents at end of year	$336,080	$183,847	$245,850

Supplemental Data:
Cash paid during the year for:
Interest, net of capitalized interest	$66,827	$73,433	$73,575
Income taxes	186,853	96,097	44,632

The accompanying notes are an integral part of the financial statements.

13 - 19

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

The Company also reports a Climate & Industrial Controls Segment and an Other Segment. The Climate & Industrial Controls Segment manufactures motion-control systems and components for use primarily in the refrigeration and air conditioning and transportation industries. The Other Segment consists of a business unit which designs and manufactures custom-engineered buildings. In December 2004 and February 2004, the Company divested businesses included in the Other Segment which developed and manufactured chemical car care products and maintenance equipment and sold industrial lubricants, respectively (See Note 2 for further discussion). The products in the Climate & Industrial Controls Segment and the Other Segment are marketed primarily through field sales employees and independent distributors.

See the table of Business Segment Information “By Industry” and “By Geographic Area” on pages 13–16 and 13-17 for further disclosure of business segment information.

There are no individual customers to whom sales are three percent or more of the Company’s consolidated sales. Due to the diverse group of customers throughout the world the Company does not consider itself exposed to any concentration of credit risks.

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

13 - 20

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

Inventories - Inventories are stated at the lower of cost or market. The majority of domestic inventories are valued by the last-in, first-out method and the balance of the Company’s inventories are valued by the first-in, first-out method. In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43, Chapter 4.” This Statement requires certain abnormal expenses be recognized as current-period charges. This Statement is effective for the Company beginning July 1, 2005 and is not expected to have a material effect on the Company’s results of operations, financial position or cash flows.

Long-term Contracts - The Company enters into long-term contracts for the production of aerospace products and the manufacture of custom-engineered buildings. For financial statement purposes, revenues are recognized using the percentage-of-completion method. The extent of progress toward completion is measured using the units-of-delivery method. Unbilled costs on these contracts are included in inventory. Progress payments are netted against the inventory balances. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

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

Investments and Other Assets - Investments in joint-venture companies in which ownership is 50% or less and in which the Company does not have operating control are stated at cost plus the Company’s equity in undistributed earnings. These investments and the related earnings are not material to the consolidated financial statements. During 2005 the Company recorded a charge of $8,766 ($.05 per share) related to a real estate investment. During 2003 the Company recorded a charge of $2,565 ($.02 per share) related to an adjustment in an equity investment in a publicly traded Japanese company. Investments and other assets include a prepaid pension cost at June 30, 2005 and 2004 of $366,675 and $371,819, respectively, and an intangible asset recognized in connection with an additional minimum pension liability of $90,310 and $95,076 at June 30, 2005 and 2004, respectively.

Goodwill - The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

Intangible Assets- Intangible assets primarily include patents, trademarks and customer lists and are recorded at cost and amortized on a straight-line method. Patents are amortized over their remaining legal life. Trademarks are amortized over the estimated time period over which an economic benefit is expected to be received. Customer lists are amortized over a period based on historical customer attrition rates.

Income Taxes - Income taxes are provided based upon income for financial reporting purposes. Deferred income taxes arise from temporary differences in the recognition of income and expense for tax purposes. Tax credits and similar tax incentives are applied to reduce the provision for income taxes in the year in which the credits arise.

Product Warranty- In the ordinary course of business the Company warrants its products against defect in design, materials and workmanship over various time periods. The warranty accrual at June 30, 2005 and 2004 is immaterial to the financial position of the Company and the change in the accrual during 2005 was immaterial to the Company’s results of operations and cash flows.

13 - 21

Foreign Currency Translation - Assets and liabilities of most foreign subsidiaries are translated at current exchange rates, and income and expenses are translated using weighted average exchange rates. The effects of these translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in the Accumulated other comprehensive (loss) component of Shareholders’ equity. Such adjustments will affect Net income only upon sale or liquidation of the underlying foreign investments, which, except for the divestiture discussed on page 13-24, is not contemplated at this time. Exchange gains and losses from transactions in a currency other than the local currency of the entity involved, and translation adjustments in countries with highly inflationary economies, are included in Net income.

Financial Instruments - The Company’s financial instruments consist primarily of investments in cash, cash equivalents and long-term investments as well as obligations under notes payable and long-term debt. Due to their short term nature, the carrying values for Cash and cash equivalents, Investments and other assets and Notes payable approximate fair value. See Note 9 for fair value of long-term debt.

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

The Company has entered into two interest rate swap agreements for a total notional amount of EUR 300 million. The swap agreements effectively protect the Company against adverse interest rate changes in the EURO bond market and have been designated as a hedge against the Company’s anticipated refinancing of its EURO Notes that are due in November 2005. The fair value of the interest rate swap agreements was a liability of approximately $12 million as of June 30, 2005, which has been recorded in the Consolidate Balance Sheet. The net payment or receipt under the swap agreements will be recognized as an adjustment to interest expense over the term of the EURO Notes anticipated to be issued in November 2005.

In addition, the Company’s foreign locations in the ordinary course of business enter into financial guarantees through financial institutions which enable customers to be reimbursed in the event of nonperformance by the Company.

The total carrying and fair value of open forward exchange and costless collar contracts and any risk to the Company as a result of the arrangements as described above is not material.

Stock Options - The Company applies the intrinsic-value based method to account for stock options granted to employees or Directors to purchase common shares. The option price equals the market price of the underlying common shares on the date of grant, therefore no compensation expense is recognized. The Company does recognize compensation expense related to the issuance of restricted stock. The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested stock awards using the nominal vesting period approach:

	2005	2004	2003
Net income, as reported	$604,692	$345,783	$196,272

Add: Stock-based employee compensation included in reported net income, net of tax	10,139	7,691	(327)

Deduct: Total stock-based employee compensation expense determined under fair value method, net of tax	28,258	27,109	18,498

Pro forma net income	$586,573	$326,365	$177,447

Earnings per share:
Basic: as reported	$5.09	$2.94	$1.69
pro forma	$4.94	$2.77	$1.52
Diluted: as reported	$5.02	$2.91	$1.68
pro forma	$4.87	$2.74	$1.51

13 - 22

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment.” This Statement requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This Statement is effective for the Company beginning July 1, 2005. The Company currently expects to value its share-based payment transactions using a Black-Scholes valuation model. The amounts reflected in the table above are anticipated to approximate the effect of the adoption of this Statement.

Reclassifications- Certain prior period amounts have been reclassified to conform to the current year presentation, most notably presenting the operations of a divested business unit as discontinued operations.

2. Acquisitions and Divestitures

Acquisitions – In October 2004, the Company completed the acquisition of the Sporlan Valve Company (Sporlan). Sporlan is a manufacturer of refrigeration and air conditioning components, controls and systems. In November 2004, the Company acquired Acadia Elastomers Corporation, a producer of sealing solutions. Annual sales for these businesses and other businesses acquired during fiscal 2005, for their most recent fiscal year prior to acquisition, were approximately $410 million. Total purchase price for all businesses acquired during fiscal 2005 was approximately $580 million in cash.

In February 2004, the Company completed the acquisition of Denison International plc (Denison). Denison is an industrial manufacturer and service provider for highly engineered hydraulic fluid power systems and components. Annual sales for this business and other businesses acquired during fiscal 2004, for their most recent fiscal year prior to acquisition, were approximately $188 million. Total purchase price for all businesses acquired during fiscal 2004 was approximately $264 million in cash.

All acquisitions were accounted for by the purchase method, and results of operations for all acquisitions are included as of the respective dates of acquisition. The purchase price allocation for acquisitions in 2005, 2004 and 2003 are presented below. Some of the 2005 purchase price allocations are preliminary and may require subsequent adjustment.

	2005	2004	2003
Assets acquired:
Accounts receivable	$51,333	$49,556	$5,339
Inventories	58,513	51,192	7,227
Prepaid expenses	2,703	2,675	219
Deferred income taxes	1,919	(4,462)
Plant & equipment	104,358	50,860	11,370
Intangible and other assets	154,674	54,519	2,851
Goodwill	274,995	78,192	3,544

	648,495	282,532	30,550

Liabilities and equity assumed:
Notes payable	8,819	3,466	242
Accounts payable	26,301	12,139	2,786
Accrued payrolls	8,209	8,037	795
Accrued taxes	433	4,542	79
Other accrued liabilities	15,127	17,593	1,247
Long-term debt	6,415	2,402	785
Pensions and other postretirement benefits	7,239	18,583
Deferred income taxes	17,383	11,681	3,882
Other liabilities		3,775	4,086

	89,926	82,218	13,902

Net assets acquired	$558,569	$200,314	$16,648

13 - 23

Divestitures – In December 2004 the Company divested a business unit which developed and manufactured chemical car care products and maintenance equipment. This business was part of the Other Segment for segment reporting purposes. The following results of operations for this business unit have been presented as discontinued operations for all periods presented:

	2005	2004	2003
Net sales	$55,485	$108,146	$98,350
Earnings before income taxes	6,336	13,942	9,385
Net income	4,172	$9,610	$4,435
Gain on disposal, net of taxes of $16,914	$52,547

As of June 30, 2005, there were no assets or liabilities remaining from the discontinued operations. The net assets of discontinued operations as of June 30, 2004 primarily consisted of $24,430 of accounts receivable, $15,120 of inventory, $20,879 in goodwill, $5,865 of property, plant and equipment, net, $9,448 of accounts payable and $5,894 of other liabilities.

In June 2004, the Company completed the divestiture of its Zenith Pump (Zenith) division. Zenith was part of the Industrial Segment for segment reporting purposes. In February 2004, the Company completed the divestiture of Wynn’s Industrie, an industrial lubricants unit of the Wynn’s Specialty Chemicals business. Wynn’s Industrie was part of the Other Segment for segment reporting purposes. In May 2003, the Company completed the divestiture of its United Aircraft Products (UAP) division. The UAP division was part of the Aerospace Segment for segment reporting purposes. The divestitures resulted in a gain of $11,070 ($6,223 after-tax or $.05 per share) and $7,400 ($4,618 after-tax or $.04 per share) in 2004 and 2003, respectively, and are reflected in Loss (gain) on disposal of assets in the Consolidated Statement of Income. The results of operations and net assets of the divested businesses were immaterial to the consolidated results of operations and financial position of the Company.

The Company has entered into a definitive agreement to sell the business unit comprising the Other Segment which designs and manufactures custom-engineered buildings. Finalization of the sale is subject to regulatory approval and other customary closing conditions and is expected to take place in the first quarter of fiscal 2006. The results of operations and net assets of this business unit are immaterial to the consolidated results of operations and financial position of the Company. The Company anticipates recognizing a gain on the sale of this business unit, substantially all of which is attributed to foreign currency translation adjustments.

3. Charges Related to Business Realignment

In 2005, the Company recorded a $14,263 charge ($8,900 after-tax or $.08 per share) for the costs to structure its businesses in light of current and anticipated customer demand. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The charge primarily related to severance costs attributable to approximately 600 employees in the Industrial Segment. A portion of the severance costs have been paid with the remaining payments expected to be made by June 30, 2006. The business realignment costs are presented primarily in the Cost of sales caption in the Consolidated Statement of Income for 2005. A significant portion of the fiscal 2005 charge relates to the closure of a manufacturing facility in Hilden, Germany. The facility was acquired as part of the Denison International acquisition. The decision to close the facility results from the completion of the Company’s acquisition integration analysis.

In 2004, the Company recorded a $15,146 charge ($10,140 after-tax or $.09 per share) for the costs to structure its businesses in light of current and anticipated customer demand. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The charge primarily related to severance costs attributable to approximately 1,200 employees in the Industrial Segment, 90 employees in the Climate & Industrial Controls Segment, 15 employees in the Other Segment and 5 employees in the Aerospace Segment. All severance payments have been made as of June 30, 2005. Of the pre-tax amount, $13,591 relates to the Industrial Segment, $443 relates to the Climate & Industrial Controls Segment, $1,003 relates to the Other Segment and $109 relates to the Aerospace Segment. The business realignment costs are presented primarily in the Cost of sales caption in the Consolidated Statement of Income for 2004.

13 - 24

In 2003, the Company recorded a $24,624 charge ($16,275 after-tax or $.14 per share) related to costs of structuring its businesses in response to current and anticipated customer demand. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The business realignment charge primarily consists of severance costs of $16,237 and $8,387 of costs relating to the consolidation of manufacturing product lines. The severance costs are attributable to approximately 1,050 employees in the Industrial Segment, 210 employees in the Aerospace Segment and 50 employees in the Other Segment. All severance payments have been made as of June 30, 2004. Of the pre-tax amount, $18,715 relates to the Industrial Segment, $2,495 relates to the Aerospace Segment, $2,106 relates to the Climate & Industrial Controls Segment and $1,308 relates to the Other Segment. The business realignment charge is presented in the Consolidated Statement of Income for 2003 in the following captions: $20,133 in Cost of sales; $992 in Selling, general and administrative expenses; and $3,499 in Loss (gain) on disposal of assets.

4. Income Taxes

Income from continuing operations before income taxes was derived from the following sources:

	2005	2004	2003
United States	$439,717	$295,362	$190,812
Foreign	316,756	184,764	97,185

	$756,473	$480,126	$287,997

Income taxes include the following:

	2005	2004	2003
Federal	$108,182	$74,527	$28,097
Foreign	78,676	61,976	44,794
State and local	5,374	11,543	1,441
Deferred	16,268	(4,093)	21,828

	$208,500	$143,953	$96,160

A reconciliation of the Company’s effective income tax rate to the statutory Federal rate follows:

	2005	2004	2003
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes	.6	1.7	.6
Export tax benefit	(1.3)	(1.5)	(1.3)
Foreign tax rate difference	(3.8)	(1.7)	(2.7)
Cash surrender of life insurance	(.4)	(.7)	.8
Research tax credit	(2.5)
Capital loss	(.2)	(4.2)
Other	.2	1.4	1.0

Effective income tax rate	27.6%	30.0%	33.4%

13 - 25

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:

	2005	2004
Postretirement benefits	$215,595	$142,890
Other liabilities and reserves	92,778	87,013
Long-term contracts	10,689	11,542
Operating loss carryforwards	45,009	55,634
Foreign tax credit carryforwards	3,276	486
Valuation allowance	(33,199)	(54,093)
Depreciation and amortization	(222,021)	(198,234)
Inventory	15,143	11,040

Net deferred tax asset	$127,270	$56,278

Change in net deferred tax asset:
Provision for deferred tax	$(16,268)	$4,093
Items of other comprehensive income	97,511	(45,696)
Acquisitions and other	(10,251)	(20,227)

Total change in net deferred tax	$70,992	$(61,830)

At June 30, 2005, the Company has recorded deferred tax assets of $45,009 resulting from $286,447 in loss carryforwards. A valuation allowance has been established due to the uncertainty of realizing certain operating loss carryforwards and items of other comprehensive income. Some of the operating loss carryforwards can be carried forward indefinitely and others can be carried forward from one to 19 years. The decrease in the valuation allowance in 2005 was primarily due to a change in the uncertainty of realizing certain operating loss and capital loss carryforwards. A decrease in the valuation allowance in the amount of $5,568 was attributable to the Denison acquisition, of which $2,812 reduced goodwill.

Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of certain international operations as those earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the eventual remittance of such earnings.

Accumulated undistributed earnings of foreign operations reinvested in their operations amounted to $546,740, $364,864 and $321,479, at June 30, 2005, 2004 and 2003, respectively.

The American Jobs Creation Act, signed into law in October of 2004, provides the Company a one-time opportunity to repatriate accumulated undistributed earnings and claim an 85% dividend received deduction against the repatriated amount. At the present time, the Company does not anticipate repatriating any accumulated undistributed earnings.

13 - 26

5. Earnings Per Share

Earnings per share have been computed according to SFAS No. 128, “Earnings per Share.” Basic earnings per share is computed using the weighted average number of shares of common stock outstanding during the year.

Diluted earnings per share is computed using the weighted average number of common shares and common share equivalents outstanding during the year. Common share equivalents represent the dilutive effect of outstanding stock options. The computation of income from continuing operations per share was as follows:

	2005	2004	2003
Numerator:
Income from continuing operations	$547,973	$336,173	$191,837

Denominator:
Basic - weighted average common shares	118,794,564	117,707,772	116,381,880

Increase in weighted average from dilutive effect of exercise of stock options	1,654,442	1,298,696	512,626

Diluted - weighted average common shares, assuming exercise of stock options	120,449,006	119,006,468	116,894,506

Basic earnings per share from continuing operations	$4.61	$2.86	$1.65

Diluted earnings per share from continuing operations	$4.55	$2.82	$1.64

For 2005, 2004 and 2003, 0.2 million, 0.3 million, and 3.1 million common shares, respectively, subject to stock options were excluded from the computation of diluted earnings per share from continuing operations because the effect of their exercise would be anti-dilutive.

6. Inventories

Inventories valued on the last-in, first-out cost method were approximately 37% and 36%, respectively, of total inventories in 2005 and 2004. The current cost of these inventories exceeds their valuation determined on the LIFO basis by $172,944 in 2005 and $152,579 in 2004. Progress payments of $17,978 in 2005 and $14,100 in 2004 are netted against inventories.

7. Goodwill and Intangible Assets

The Company conducts an annual impairment test as required by FASB Statement No. 142. The annual impairment test performed in 2005 and 2003 resulted in no impairment loss being recognized. The goodwill impairment test performed in 2004 resulted in an impairment charge of $1,033 ($682 after-tax or $.01 per share) and was recorded in the Industrial Segment. The Company uses a discounted cash flow analysis for purposes of estimating the fair value of a reporting unit. The impairment charges primarily resulted from declining market conditions and lower future growth potential relative to expectations at the acquisition date for the reporting unit involved.

The changes in the carrying amount of goodwill for the year ended June 30, 2005 are as follows:

	Industrial Segment	Aerospace Segment	Climate & Industrial Controls Segment	Other Segment	Total
Balance June 30, 2004	$926,603	$79,623	$96,705	$74,601	$1,177,532
Acquisitions	108,901		166,094		274,995
Foreign currency translation	(2,393)	(48)	(21)	(565)	(3,027)
Goodwill adjustments	(4,451)		11	(1,249)	(5,689)

Balance June 30, 2005	$1,028,660	$79,575	$262,789	$72,787	$1,443,811

13 - 27

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

Intangible assets are amortized on a straight-line method over their legal or estimated useful life. The following summarizes the gross carrying value and accumulated amortization for each major category of intangible asset:

June 30,	2005		2004
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Patents	$48,973	$17,598	$36,077	$14,491
Trademarks	93,471	7,137	38,298	3,057
Customer lists and other	142,797	20,615	56,148	10,890

Total	$285,241	$45,350	$130,523	$28,438

Total intangible amortization expense in 2005, 2004 and 2003 was $15,857, $7,083 and $5,760, respectively. The estimated amortization expense for the five years ending June 30, 2006 through 2010 is $19,771, $18,548, $17,050, $16,371 and $16,031, respectively.

8. Financing Arrangements

The Company has committed lines of credit totaling $1,025,000 through two multi-currency unsecured revolving credit agreements with a group of banks, all of which was available at June 30, 2005. One agreement, totaling $625,000, expires September 2008, and the other, totaling $400,000, expires September 2009. The credit agreements support the Company’s commercial paper note program. The interest on borrowings is based upon the terms of each specific borrowing and is subject to market conditions. These agreements also require facility fees of up to 8/100ths of one percent of the commitment per annum at the Company’s present rating level. Covenants in some of the agreements include a limitation on the Company’s ratio of debt to total capitalization. It is the Company’s policy to reduce the amount available for borrowing under the revolving credit agreements, on a dollar for dollar basis, by the amount of commercial paper notes outstanding.

The Company has other lines of credit, primarily short-term, aggregating $206,301 from various foreign banks, of which $191,439 was available at June 30, 2005. Most of these agreements are renewed annually.

As of June 30, 2005 the Company has $775,000 available under its universal shelf registration statement.

The Company is authorized to sell up to $1,025,000 of short-term commercial paper notes, rated A-1 by Standard & Poor’s, P-1 by Moody’s and F-1 by Fitch, Inc. At June 30, 2005 and 2004 there were no commercial paper notes outstanding.

Short-term borrowings from foreign banks make up the balance of Notes payable. The balance and weighted average interest rate of the Notes payable at June 30, 2005 and 2004 were $12,016 and 2.8% and $18,468 and 1.6%, respectively.

13 - 28

9. Debt

June 30,	2005	2004
Domestic:
Debentures
7.30%, due 2011	$100,000	$100,000
Fixed rate medium-term notes
6.55% to 7.39%, due 2007-2019	195,000	195,000
Fixed rate senior notes
4.88%, due 2013	225,000	225,000
ESOP loan guarantee
6.34%, due 2009	42,785	54,479
Variable rate demand bonds
2.41%, due 2010-2025	20,035	20,035
Foreign:
Bank loans, including revolving credit
1.0% to 10.0%, due 2006-2016	11,976	6,506
Euro Notes
6.25%, due 2006	363,060	365,880
Other long-term debt, including capitalized leases	514	3,626

Total long-term debt	958,370	970,526
Less long-term debt payable within one year	19,946	16,730

Long-term debt, net	$938,424	$953,796

Included in Long-term debt are $363 million of Euro Notes that are due in November 2005. The settlement of this obligation is not expected to require the use of working capital in fiscal 2006 because the Company has both the intent and ability to refinance this debt on a long-term basis. The repayment of this debt has been excluded from the schedule of long-term debt payable over the next five years as presented below.

Principal amounts of Long-term debt payable in the five years ending June 30, 2006 through 2010 are $19,946, $38,060, $42,890, $7,069 and $46,107, respectively. The carrying value of the Company’s Long-term debt (excluding leases) was $957,856 and $969,901 at June 30, 2005 and 2004, respectively, and was estimated to have a fair value of $1,007,406 and $1,015,761, at June 30, 2005 and 2004, respectively. The fair value of the Long-term debt was estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements. Some of the debt agreements include a limitation on the Company’s ratio of secured debt to net tangible assets and debt to total capitalization.

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

Lease Commitments - Future minimum rental commitments as of June 30, 2005, under noncancelable operating leases, which expire at various dates, are as follows: 2006-$47,631; 2007-$34,929; 2008-$22,444; 2009-$12,948; 2010-$9,385 and after 2010-$22,818.

Rental expense in 2005, 2004 and 2003 was $66,350, $65,252 and $63,331, respectively.

13 - 29

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

Pension cost for all plans was $121,596, $109,160 and $58,623 for 2005, 2004 and 2003, respectively. Pension cost for all defined benefit plans accounted for using SFAS No. 87, “Employers’ Accounting for Pensions,” was as follows:

	2005	2004	2003
Service cost	$64,901	$67,103	$56,613
Interest cost	129,609	119,770	113,464
Expected return on plan assets	(134,397)	(127,968)	(132,152)
Net amortization and deferral and other	58,274	47,025	16,887

Net periodic benefit cost	$118,387	$105,930	$54,812

	2005	2004
Change in benefit obligation
Benefit obligation at beginning of year	$2,177,110	$1,995,511
Service cost	64,901	67,103
Interest cost	129,609	119,770
Actuarial loss	328,884	16,172
Benefits paid	(101,629)	(92,372)
Plan amendments	(7,694)	5,288
Acquisitions	7,199	25,042
Foreign currency translation and other	(4,636)	40,596

Benefit obligation at end of year	$2,593,744	$2,177,110

Change in plan assets
Fair value of plan assets at beginning of year	$1,624,503	$1,315,899
Actual gain on plan assets	106,274	244,272
Employer contributions	105,385	110,674
Benefits paid	(91,513)	(83,384)
Acquisitions	8,158	9,698
Foreign currency translation and other	(2,997)	27,344

Fair value of plan assets at end of year	$1,749,810	$1,624,503

Funded status
Plan assets (under) benefit obligation	$(843,934)	$(552,607)
Unrecognized net actuarial loss	984,702	693,448
Unrecognized prior service cost	88,062	93,323
Unrecognized initial net obligation (asset)	229	(130)

Net amount recognized	$229,059	$234,034

13 - 30

Amounts recognized on the Consolidated Balance Sheet

	2005	2004
Prepaid benefit cost	$366,675	$371,819
Accrued benefit liability	(944,328)	(703,181)
Intangible asset	90,310	95,076
Accumulated other comprehensive loss	716,402	470,320

Net amount recognized	$229,059	$234,034

The accumulated benefit obligation for all defined benefit plans was $2,339,083 and $1,958,613 at June 30, 2005 and 2004, respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $2,543,461, $2,294,486 and $1,701,537, respectively, at June 30, 2005, and $2,137,471, $1,922,560 and $1,582,576, respectively, at June 30, 2004.

If the accumulated benefit obligation exceeds the fair value of plan assets, accounting rules require that the Company recognize a liability that is at least equal to the unfunded accumulated benefit obligation. Accordingly, a minimum pension liability of $806,711 and $565,397 has been recognized at June 30, 2005 and 2004, respectively. The net of tax effect of recording the minimum pension liability on shareholders’ equity was a decrease of $154,377 in 2005 and an increase of $94,513 in 2004. The minimum pension liability could be reversed should the fair value of plan assets exceed the accumulated benefit obligation at the end of 2006.

The Company expects to contribute approximately $95 million to its defined benefit pension plans in 2006. The majority of the expected contribution is discretionary. Estimated future benefit payments in the five years ending June 30, 2006 through 2010 are $97,417, $102,000, $108,578, $114,812 and $120,490, respectively and $715,187 in the aggregate for the five years ending June 30, 2011 through June 30, 2015.

The assumptions used to measure net periodic benefit cost for the Company’s significant defined benefit plans are:

	2005	2004	2003
U.S. defined benefit plans
Discount rate	6.25%	6.25%	7.25%
Average increase in compensation	4.9%	4.9%	4.9%
Expected return on plan assets	8.25%	8.25%	8.5%

Non-U.S. defined benefit plans
Discount rate	2 to 6.25%	2 to 6.75%	4.5 to 6.75%
Average increase in compensation	1 to 4%	1 to 3.5%	2.5 to 3.75%
Expected return on plan assets	1 to 7.75%	1 to 7.5%	5 to 7.75%

The assumptions used to measure the benefit obligation for the Company’s significant defined benefit plans are:

	2005	2004
U.S. defined benefit plans
Discount rate	5.25%	6.25%
Average increase in compensation	4.9%	4.9%

Non-U.S. defined benefit plans
Discount rate	2 to 5.5%	2 to 6.25%
Average increase in compensation	1 to 4%	1 to 4%

13 - 31

The discount rate assumption is based on current rates on investment grade corporate bonds over the same estimated time period that benefit payments will be required to be made. The expected return on plan assets assumption is based on the weighted-average expected return of the various asset classes in the plans’ portfolio. The asset class return is developed using historical asset return performance as well as current market conditions such as inflation, interest rates and equity market performance.

The weighted-average allocation of the majority of the assets related to defined benefit plans is as follows:

	2005	2004
Equity securities	64%	66%
Debt securities	34%	31%
Other	2%	3%

	100%	100%

The investment strategy for the defined benefit pension plan assets focuses on achieving prudent actuarial funding ratios while maintaining acceptable levels of risk. This strategy requires an investment portfolio that is broadly diversified across various asset classes and investment managers. The current weighted-average target asset allocation is 63% equity securities, 35% debt securities and 2% other. At June 30, 2005 and 2004, the plans’ assets included Company stock with market values of $74,350 and $71,293, respectively.

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

	2005	2004	2003
Allocated shares	9,558,612	9,453,916	9,440,648
Suspense shares	1,004,423	1,315,814	1,844,112

Total shares held by the ESOP	10,563,035	10,769,730	11,284,760

Fair value of suspense shares	$62,284	$78,238	$77,434

In 1999, the ESOP was leveraged and the loan was unconditionally guaranteed by the Company. The Company’s matching contribution and dividends on the shares held by the ESOP are used to repay the loan, and shares are released from the suspense account as the principal and interest are paid. The unreleased portion of the shares in the ESOP suspense account is not considered outstanding for purposes of earnings per share computations. Company contributions to the ESOP, recorded as compensation and interest expense, were $40,396 in 2005, $37,208 in 2004 and $37,733 in 2003. Dividends earned by the suspense shares and interest income within the ESOP totaled $962 in 2005, $1,245 in 2004 and $1,580 in 2003.

In 2004, the Company added to the employee savings plan a new separate account called the retirement income account (RIA). The RIA replaces the defined benefit pension plan for new employees hired at locations that previously offered a salary-based formula under the pension plan. Employees who were already under the salary-based formula in the pension plan were given the choice to stay in the pension plan or participate in the RIA. The Company makes a contribution to the participant’s RIA account each year, the amount of which is based on the participant’s age and years of service. Participants do not contribute to the RIA. Company contributions to the RIA were $2,258 in 2005.

In addition to shares within the ESOP, as of June 30, 2005 employees have elected to invest in 2,325,158 shares of common stock within the Company Stock Fund of the Parker Retirement Savings Plan.

13 - 32

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

Certain employees are covered under benefit provisions that include prescription drug coverage for Medicare eligible retirees. In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduced a plan sponsor subsidy based on a percentage of a beneficiary’s annual prescription drug benefit, within defined limits, and the opportunity for a retiree to obtain prescription drug benefits under Medicare. The impact of the subsidy on the Company’s other postretirement benefits was immaterial.

Postretirement benefit cost included the following components:

	2005	2004	2003
Service cost	$1,885	$1,633	$1,289
Interest cost	6,301	6,270	5,957
Net amortization and deferral	71	409	2,323

Net periodic benefit cost	$8,257	$8,312	$9,569

	2005	2004
Change in benefit obligation
Benefit obligation at beginning of year	$104,895	$101,488
Service cost	1,885	1,633
Interest cost	6,301	6,270
Actuarial loss	11,348	744
Benefits paid	(6,908)	(5,010)
Acquisitions and other	2,448	(230)

Benefit obligation at end of year	$119,969	$104,895

Funded status
Benefit obligation in excess of plan assets	$(119,969)	$(104,895)
Unrecognized net actuarial loss	28,417	17,521
Unrecognized prior service cost	(2,646)	(3,267)

Net amount recognized	$(94,198)	$(90,641)

Amounts recognized on the Consolidated Balance Sheet:
Accrued benefit liability	$(94,198)	$(90,641)

The assumptions used to measure the net periodic benefit cost for postretirement benefit obligations are:

	2005	2004	2003
Discount rate	6.25%	6.25%	7.25%
Current medical cost trend rate	9.8%	8.9%	9.9%
Ultimate medical cost trend rate	5%	5%	5%
Medical cost trend rate decreases to ultimate in year	2012	2010	2010

The discount rate assumption used to measure the benefit obligation was 5.25% in 2005 and 6.25% in 2004.

13 - 33

Estimated future benefit payments for other postretirement benefits in the five years ending June 30, 2006 through 2010 are $7,602, $7,517, $7,542, $7,495 and $7,635, respectively and $40,666 in the aggregate for the five years ending June 30, 2011 through June 30, 2015.

A one percentage point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$1,051	$(823)
Effect on postretirement benefit obligation	$14,200	$(11,562)

Other - The Company has established nonqualified deferred compensation programs, which permit officers, directors and certain management employees annually to elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. Deferred compensation expense was $13,622, $20,006 and $7,127 in 2005, 2004 and 2003, respectively.

The Company has invested in corporate-owned life insurance policies to assist in meeting the obligation under these programs, including a $55 million cash contribution in 2004. The policies are held in a rabbi trust and are recorded as assets of the Company.

11. Shareholders’ Equity

Common Shares	2005	2004	2003
Balance July 1	$59,856	$59,143	$59,062
Shares issued under stock incentive plans (2005 – 726,224 ; 2004 – 1,425,321; 2003 – 168,442)	363	713	81

Balance June 30	$60,219	$59,856	$59,143

Additional Capital
Balance July 1	$451,891	$389,021	$378,918
Shares issued under stock option plans	1,385	34,825	1,393
Tax benefit of stock option plans	16,520	13,627	1,675
Restricted stock issued	214	2,088	852
Shares related to ESOP	8,209	12,330	6,183

Balance June 30	$478,219	$451,891	$389,021

Retained Earnings
Balance July 1	$2,840,787	$2,584,268	$2,473,808
Net income	604,692	345,783	196,272
Cash dividends paid on common shares, net of tax benefits	(92,591)	(89,264)	(85,812)

Balance June 30	$3,352,888	$2,840,787	$2,584,268

Unearned Compensation Related to ESOP
Balance July 1	$(48,868)	$(63,418)	$(79,474)
Unearned compensation related to ESOP debt guarantee	12,050	14,550	16,056

Balance June 30	$(36,818)	$(48,868)	$(63,418)

13 - 34

	2005	2004	2003
Deferred Compensation Related to Stock Options
Balance July 1 and June 30	$2,347	$2,347	$2,347

Accumulated Other Comprehensive Income (Loss)
Balance July 1	$(311,710)	$(445,982)	$(247,497)
Foreign currency translation	13,138	34,487	99,029
Unrealized (loss) gain on marketable securities (net of tax of: 2005 - $6,451; 2004 – $4,979; 2003 – $16)	(10,706)	8,262	(27)
Realized loss (gain) on marketable securities (net of tax of: 2005 - $7; 2004 – $1,802)	9	(2,990)
Minimum pension liability (net of tax of: 2005 - $93,127; 2004 - $44,464; 2003 - $127,558)	(154,377)	94,513	(297,487)
Unrealized (loss) on cash flow hedges (net of tax of: 2005 - $4,410)	(7,318)

Balance June 30	$(470,964)	$(311,710)	$(445,982)

Common Stock in Treasury
Balance July 1	$(11,849)	$(4,468)	$(3,648)
Shares purchased at cost (2005 – 1,000,000; 2004 – 224,891; 2003 – 45,000)	(61,781)	(12,691)	(1,696)
Shares issued under stock option plans (2005 – 413,582 ; 2004 – 135,291; 2003 – 14,522)	23,779	6,021	538
Restricted stock issued (surrendered)	4,107	(711)	338

Balance June 30	$(45,744)	$(11,849)	$(4,468)

Shares surrendered upon exercise of stock options: 2005 – 655,385; 2004 – 737,594; 2003 – 111,538.

Share Repurchases - The Company has a program to repurchase up to 1 million of the Company’s common shares per fiscal year on the open market, at prevailing prices, including the systematic repurchase of no less than $10 million in common shares each fiscal quarter. At June 30, 2005, the remaining authorization to repurchase was 1.78 million shares. Repurchases are primarily funded from operating cash flows, and the shares are initially held as treasury stock.

12. Stock Incentive Plans

Employees’ Stock Options - The Company’s incentive plan provides for the granting of nonqualified options to officers and key employees to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the date options are granted. Outstanding options generally are exercisable either one or two years after the date of grant and expire no more than ten years after grant.

The Company derives a tax deduction measured by the excess of the market value over the option price at the date nonqualified options are exercised. The related tax benefit is credited to Additional capital.

13 - 35

As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company continues to account for its stock option and stock incentive plans in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and makes no charges against capital with respect to options granted. See Note 1 on page 13-22 for disclosure of pro forma information regarding Net income and Earnings per share determined as if the Company had accounted for its stock options under the fair value method.

The fair values for the significant options granted in 2005, 2004 and 2003 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Aug/04	Aug/03	Aug/02
Risk-free interest rate	3.50%	3.4%	3.3%
Expected life of option	4.2 yrs	4.4 yrs	4.6 yrs
Expected dividend yield of stock	1.7%	1.7%	1.6%
Expected volatility of stock	32.7%	36.8%	38.0%

Options exercisable and shares available for future grant on June 30:

	2005	2004	2003
Options exercisable	5,445,970	4,957,612	4,898,070
Weighted-average option price per share of options exercisable	$41.88	$39.95	$37.57
Weighted-average fair value of options granted during the year	$14.97	$14.38	$12.68
Shares available for grant	8,552,300	9,594,980	525,951

A summary of the status and changes of shares subject to options and the related average price per share follows:

	Shares Subject To Options	Average Option Price Per Share
Outstanding June 30, 2003	8,317,257	$39.08

Granted	2,347,725	47.43
Exercised	(2,270,221)	36.75
Canceled	(95,392)

Outstanding June 30, 2004	8,299,369	$42.03

Granted	1,728,775	55.17
Exercised	(1,776,432)	39.28
Canceled	(101,003)

Outstanding June 30, 2005	8,150,709	$45.31

13 - 36

The range of exercise prices and the remaining contractual life of options as of June 30, 2005 were:

Range of exercise prices	$24-$36	$39-$45	$47-$75

Options outstanding:
Outstanding as of June 30, 2005	951,672	3,413,974	3,785,063
Weighted-average remaining contractual life	4.2 yrs	6.1 yrs	8.4 yrs
Weighted-average exercise price	$33.40	$42.40	$50.93

Options exercisable:
Outstanding as of June 30, 2005	951,672	3,413,974	1,080,324
Weighted-average remaining contractual life	4.2 yrs	6.1 yrs	7.9 yrs
Weighted-average exercise price	$33.40	$42.40	$47.70

Restricted Stock - Restricted stock was issued under the Company’s 2003 and 1993 Stock Incentive Program to certain key employees under the Company’s 2002-03-04, 2001-02-03 and 2000-01-02 Long Term Incentive Plans (LTIP). Value of the payments was set at the market value of the Company’s common stock on the date of issuance. Shares were earned and awarded, and an estimated value was accrued, based upon attainment of criteria specified in the LTIP over the cumulative years of each 3-year Plan. Plan participants are entitled to cash dividends and to vote their respective shares, but the shares are restricted as to transferability for three years following issuance.

Restricted Shares for LTIP Plan	2005	2004	2003

Number of shares issued	66,393	19,566	18,953
Average share value on date of issuance	$60.52	$47.29	$41.20
Total value	$4,018	$925	$781

Under the Company’s 2003-04-05 LTIP a payout of shares of restricted stock from the Company’s 2003 Stock Incentive Program will be issued to certain key employees in 2006. The balance of the 2003-04-05 LTIP payout will be made as deferred cash compensation (if elected by the participant) or in cash. The total payout, valued at $12,118 has been accrued over the three years of the plan.

In addition, non-employee members of the Board of Directors have been given the opportunity to receive all or a portion of their fees in the form of restricted stock. These shares vest ratably, on an annual basis, over the term of office of the director. In 2005, 2004 and 2003, 3,132, 9,382 and 12,679 shares, respectively, were issued in lieu of directors’ fees.

13 - 37

Non-employee Directors’ Stock Options - The Company’s Non-employee Directors’ Stock Incentive Plan provides for the granting of nonqualified options to non-employee directors to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the date the options are granted. Outstanding options are exercisable either one or two years after the date of grant and expire no more than ten years after grant.

A summary of the status and changes of shares subject to options and the related average price per share follows:

	Shares Subject To Options	Average Option Price Per Share
Outstanding June 30, 2003	55,013	$39.40

Granted	16,965	48.94
Exercised	(9,500)	32.38

Outstanding June 30, 2004	62,478	$43.06

Granted	39,095	56.29
Exercised	(13,663)	44.05

Outstanding June 30, 2005	87,910	$48.79

As of June 30, 2005, 42,815 options were exercisable and 246,655 shares were available for grant.

At June 30, 2005, the Company had 17,082,161 common shares reserved for issuance in connection with its stock incentive plans.

13. Shareholders’ Protection Rights Agreement

The Board of Directors of the Company declared a dividend of one Right for each share of Common Stock outstanding on February 17, 1997 in relation to the Company’s Shareholder Protection Rights Agreement. As of June 30, 2005, 119,693,513 shares of Common Stock were reserved for issuance under this Agreement. Under certain conditions involving acquisition of or an offer for 15 percent or more of the Company’s Common Stock, all holders of Rights, except an acquiring entity, would be entitled to purchase, at an exercise price of $100, a value of $200 of Common Stock of the Company or an acquiring entity, or at the option of the Board, to exchange each Right for one share of Common Stock. The Rights remain in existence until February 17, 2007, unless earlier redeemed (at one cent per Right), exercised or exchanged under the terms of the agreement. In the event of an unfriendly business combination attempt, the Rights will cause substantial dilution to the person attempting the business combination. The Rights should not interfere with any merger or other business combination that is in the best interest of the Company and its shareholders since the Rights may be redeemed.

14. Research and Development

Research and development costs amounted to $165,331 in 2005, $143,023 in 2004 and $122,013 in 2003. These amounts include both costs incurred by the Company related to independent research and development initiatives as well as costs incurred in connection with research and development contracts. Customer reimbursements included in the total cost for each of the respective years were $34,757, $48,435 and $29,561.

13 - 38

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

Environmental - The Company is currently responsible for environmental remediation at 31 manufacturing facilities presently or formerly operated by the Company and has been named as a “potentially responsible party,” along with other companies, at two off-site waste disposal facilities and three regional sites.

As of June 30, 2005, the Company has a reserve of $20,612 for environmental matters, which are probable and reasonably estimable. This reserve is recorded based upon the best estimate of costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities and the amount of the Company’s liability in proportion to other responsible parties. This reserve is net of $3,363 for discounting, primarily at a 4.5 percent discount rate, a portion of the costs at 30 locations to operate and maintain remediation treatment systems as well as gauge treatment system effectiveness through monitoring and sampling over periods up to 30 years.

The Company’s estimated total liability for the above mentioned sites ranges from a minimum of $20,612 to a maximum of $66,517. The actual costs to be incurred by the Company will be dependent on final determination of remedial action required, negotiations with federal and state agencies, changes in regulatory requirements and technology innovation, the effectiveness of remedial technologies employed, the ability of other responsible parties to pay, and any insurance or third party recoveries.

13 - 39

16. Quarterly Information (Unaudited)

2005 (a)	1st	2nd	3rd	4th	Total
Net sales	$1,919,968	$1,942,887	$2,141,708	$2,210,532	$8,215,095
Gross profit	409,569	396,530	428,824	472,061	1,706,984
Income from continuing operations	130,533	113,853	142,175	161,412	547,973
Net income	132,783	171,127	139,370	161,412	604,692
Diluted earnings per share from continuing operations	1.09	94	1.18	1.34	4.55
Net diluted earnings per share	1.11	1.41	1.15	1.34	5.02

2004 (b)	1st	2nd	3rd	4th	Total
Net sales	$1,562,105	$1,593,340	$1,879,057	$1,964,259	$6,998,761
Gross profit	279,223	279,538	352,760	414,946	1,326,467
Income from continuing operations	54,387	53,494	105,740	122,552	336,173
Net income	56,691	55,771	107,848	125,473	345,783
Diluted earnings per share from continuing operations	.46	.45	.88	1.02	2.82
Net diluted earnings per share	.48	.47	.90	1.05	2.91

Diluted earnings per share are computed independently for each of the quarters presented, therefore, the sum of the quarterly diluted earnings per share may not equal the total computed for the year.

(a)	Income from continuing operations for the first quarter include a $1,459 charge ($910 after-tax or $.01 per diluted share) related to business realignment costs. Income from continuing operations for the second quarter include a $1,056 charge ($659 after-tax or $.01 per diluted share) related to business realignment costs. Income from continuing operations for the third quarter include a $6,267 charge ($3,911 after-tax or $.03 per diluted share) related to business realignment costs. Income from continuing operations for the fourth quarter include a $5,481 charge ($3,420 after-tax or $.03 per diluted share) related to business realignment costs. Net income for the second quarter includes an after-tax gain of $55,352 ($.47 per diluted share) related to the divestiture of a business. Net income for the third quarter includes an after-tax loss of $2,805 ($.03 per diluted share) resulting from additional accounting adjustments related to the gain on the divestiture of a business.

(b)	Results for the first quarter include a $6,940 charge ($4,650 after-tax or $.04 per diluted share) related to business realignment costs. Results for the second quarter include a $3,654 charge ($2,448 after-tax or $.02 per diluted share) related to business realignment costs. Results for the third quarter include a $1,542 charge ($1,025 after-tax or $.01 per diluted share) related to business realignment costs. Results for the fourth quarter include a $3,010 charge ($2,017 after-tax or $.02 per diluted share) related to business realignment costs, a $1,033 goodwill impairment charge ($682 after-tax or $.01 per diluted share) and a gain of $9,973 ($6,223 after-tax or $.05 per diluted share) related to the divestiture of a business.

13 - 40

17. Stock Prices and Dividends (Unaudited)

(In dollars)		1st	2nd	3rd	4th	Full Year
2005	High	$59.42	$78.42	$76.23	$62.98	$78.42
	Low	53.14	58.65	59.12	56.80	53.14
	Dividends	.190	.190	.200	.200	.780

2004	High	$50.85	$59.80	$61.00	$59.96	$61.00
	Low	40.76	44.57	53.50	51.73	40.76
	Dividends	.190	.190	.190	.190	.760

2003	High	$47.30	$48.20	$48.93	$45.84	$48.93
	Low	35.95	34.52	35.82	38.00	34.52
	Dividends	.180	.180	.190	.190	.740

Common Stock Listing: New York Stock Exchange, Stock Symbol PH

13 - 41

Management’s Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Internal control over financial reporting is designed to provide reasonable assurance as to the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

We assessed the effectiveness of our internal control over financial reporting as of June 30, 2005. We have excluded six entities from our evaluation of internal control over financial reporting as of June 30, 2005 because the entities were acquired in purchase business combinations during the year ended June 30, 2005. On a combined basis, the entities represent approximately 3.0% of total assets and 2.8% of total revenues as of and for the fiscal year ended June 30, 2005. In making this assessment, we used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. We concluded that based on its assessment, the Company’s internal control over financial reporting was effective as of June 30, 2005.

Our assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Donald E. Washkewicz	/s/ Timothy K. Pistell
Chairman and	Executive Vice President – Finance
Chief Executive Officer	and Administration and
Chief Financial Officer

13 - 42

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

of Parker Hannifin Corporation:

We have completed an integrated audit of Parker Hannifin Corporation’s 2005 consolidated financial statements and of its internal control over financial reporting as of June 30, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1), present fairly, in all material respects, the financial position of Parker Hannifin Corporation and its subsidiaries (the “Company”) at June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing in Item 15(a)(1) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of June 30, 2005 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

13 - 43

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Report on Internal Control Over Financial Reporting, management has excluded six entities from its assessment of internal control over financial reporting as of June 30, 2005 because they were acquired by the Company in purchase business combinations during the year ended June 30, 2005. We have also excluded these six entities from our audit of internal control over financial reporting. The excluded entities are wholly-owned subsidiaries whose total assets and total revenues represent 3.0% and 2.8%, respectively, of the related consolidated financial statement amounts as of and for the year ended June 30, 2005.

/s/ PricewaterhouseCoopers LLP

Cleveland, Ohio

August 15, 2005

13 - 44

Five-Year Financial Summary

(Amounts in thousands, except per share information)	2005	2004	2003	2002	2001
Net sales	$8,215,095	$6,998,761	$6,311,693	$6,149,122	$5,979,604
Cost of sales	6,508,111	5,672,294	5,246,417	5,116,570	4,728,156
Selling, general and administrative expenses	872,113	775,502	694,815	686,485	679,963
Goodwill impairment loss		1,033		39,516
Interest expense	67,030	73,219	81,407	82,484	95,775
Income taxes	208,500	143,953	96,160	87,886	187,391
Income - continuing operations	547,973	336,173	191,837	130,150	340,792
Net income	604,692	345,783	196,272	130,150	340,792
Basic earnings per share - continuing operations	4.61	2.86	1.65	1.13	2.98
Diluted earnings per share - continuing operations	4.55	2.82	1.64	1.12	2.96
Basic earnings per share	5.09	2.94	1.69	1.13	2.98
Diluted earnings per share	$5.02	$2.91	$1.68	$1.12	$2.96
Average number of shares outstanding - Basic	118,795	117,708	116,382	115,409	114,305
Average number of shares outstanding - Diluted	120,449	119,006	116,895	116,061	115,064
Cash dividends per share	$.780	$.760	$.740	$.720	$.700
Net income as a percent of net sales	7.4%	4.9%	3.1%	2.1%	5.7%
Return on average assets	9.2%	5.7%	3.3%	2.3%	12.8%
Return on average equity	19.1%	12.6%	7.7%	5.1%	27.0%

Book value per share	$28.14	$25.24	$21.63	$22.26	$21.99
Working capital	$1,449,945	$1,252,797	$947,690	$875,781	$783,233
Ratio of current assets to current liabilities	2.1	2.0	1.7	1.6	1.6
Plant and equipment, net	$1,591,917	$1,585,989	$1,652,158	$1,696,965	$1,548,688
Total assets	6,898,961	6,235,233	5,967,214	5,752,583	5,337,661
Long-term debt	938,424	953,796	966,332	1,088,883	857,078
Shareholders’ equity	$3,340,147	$2,982,454	$2,520,911	$2,583,516	$2,528,915
Debt to debt-equity percent	22.5%	24.9%	35.6%	36.8%	35.7%

Depreciation	$247,215	$241,173	$247,983	$231,235	$200,270
Capital expenditures	$156,567	$140,138	$158,073	$206,564	$334,748
Number of employees	50,638	48,099	46,449	48,176	46,302
Number of shareholders	54,632	54,683	51,154	53,001	50,731
Number of shares outstanding at year-end	118,689	118,168	116,526	116,051	114,989

13 - 45