Form 10-K, Exhibit 13
period 2006-06-30
PARKER HANNIFIN CORP
filed 2006-09-06
CIK 76334

Exhibit 13

Exhibit (13) to Report

On Form 10-K for Fiscal

Year Ended June 30, 2006

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

•	changes in business relationships with and purchases by or from major customers or suppliers, including delays or cancellations in shipments, or significant changes in financial condition,

•	uncertainties surrounding timing, successful completion or integration of acquisitions,

•	threats associated with and efforts to combat terrorism,

•	competitive market conditions and resulting effects on sales and pricing,

•	increases in raw material costs that cannot be recovered in product pricing,

•	the Company’s ability to manage costs related to insurance and employee retirement and health care benefits, and

•	global economic factors, including manufacturing activity, air travel trends, currency exchange rates, difficulties entering new markets and general economic conditions such as interest rates.

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

The Company’s order rates provide a near-term perspective of the Company’s future revenues particularly when viewed in the context of prior and future order rates. The Company publishes its order rates on a monthly basis. The lead time between the time an order is received and revenue is realized can range from one day to 12 weeks for commercial, mobile and industrial orders and from one day to 18 months for aerospace orders. The Company believes the leading economic indicators of these markets that have a strong correlation to the Company’s future order rates are the Institute of Supply Management (ISM) index of manufacturing activity with respect to commercial, mobile and industrial markets and aircraft miles flown, revenue passenger miles and Department of Defense spending for aerospace markets.

An ISM index above 50 indicates that the manufacturing economy is expanding resulting in the expectation that the Company’s order rates in the commercial, mobile and industrial markets should be positive year-over-year. The ISM index at the end of fiscal 2006 was 53.8 compared to 54.0 at the end of June 2005. With respect to the aerospace market, aircraft miles flown and revenue passenger miles in 2006 have shown moderate improvement over comparable fiscal 2005 levels and the Company expects continued improvement in 2007. The Company anticipates that Department of Defense spending in fiscal 2007 will remain at the fiscal 2006 levels.

The Company also believes that there is a high correlation between interest rates and Industrial manufacturing activity. The Federal Reserve raised the federal funds rate eight times during fiscal 2006. Additional increases in interest rates could have a negative impact on industrial production thereby lowering future order rates.

The Company’s major opportunities for growth are as follows:

•	Leverage the Company’s broad product line with customers desiring to consolidate their vendor base and outsource engineering,

•	Marketing systems solutions for customer applications,

•	Expand the Company’s business presence outside of North America,

•	New product introductions, including those resulting from the Company’s innovation initiatives, and

•	Strategic acquisitions in a consolidating industry.

The financial condition of the Company remains strong as evidenced by the continued generation of substantial cash flows from operations, a debt to debt-equity ratio of 21.1 percent, ample borrowing capabilities and strong short-term credit ratings. Cash flows from operations in 2006 were $955 million, or 10.2 percent of sales.

Many acquisition opportunities remain available to the Company within its target markets. During fiscal 2006, the Company completed 13 acquisitions whose aggregate annual revenues were approximately $983 million. The Company believes that future financial results will reflect the benefit of a fast and efficient integration of the companies recently acquired. Acquisitions will continue to be considered from time to time to the extent there is a strong strategic fit, while at the same time, maintaining the Company’s strong financial position. The Company will also continue to assess the strategic fit of its existing businesses and initiate efforts to divest businesses that are not considered to be a good long-term fit for the Company, as evidenced by the divestitures completed in fiscal 2006 and 2005.

13 - 2

Current challenges facing the Company include maintaining premier customer service levels while benefiting from strong customer demand, successfully matching price increases to raw material cost increases and managing rising expenses related to employee retirement and health care benefits. The Company is also challenged with trying to minimize the potential adverse impact of the weakening financial condition of its automotive market customers. The Company has implemented a number of strategic financial performance initiatives relating to growth and margin improvement in order to meet these challenges, including strategic procurement, strategic pricing, lean manufacturing and business realignments.

The discussion below is structured to separately discuss each of the financial statements presented on pages 13-15 to 13-19. All year references are to fiscal years.

Discussion of Consolidated Statement of Income

The Consolidated Statement of Income summarizes the Company’s operating performance over the last three fiscal years.

(millions)	2006	2005	2004
Net sales	$9,386	$8,069	$6,888
Gross profit margin	21.5%	20.8%	19.0%
Selling, general and administrative expenses	$1,037	$860	$766
Goodwill impairment loss			1
Interest expense	76	67	73
Other (income) expense, net	(9)	8	(1)
Loss (gain) on disposal of assets	15	4	(2)
Effective tax rate from continuing operations	29.1%	27.8%	29.8%
Income from continuing operations	$638	$533	$332
Income from continuing operations, as a percent of sales	6.8%	6.6%	4.8%
Discontinued operations	$35	$72	$14
Net income	$673	$605	$346

Net sales in 2006 were 16.3 percent higher than 2005. The increase in sales in 2006 primarily reflects higher volume experienced across all Segments. Acquisitions completed within the last 12 months contributed about one-half of the net sales increase. The effect of currency rate changes reduced net sales by approximately $38 million.

Net sales in 2005 were 17.1 percent higher than 2004. The increase in sales in 2005 primarily reflects higher volume experienced throughout all of the Company’s Segments, especially in the Industrial North American and Industrial International operations. Acquisitions completed within the last 12 months contributed about one-third of the sales increase and the effect of currency rate changes increased net sales by approximately $165 million.

During 2006, the Company experienced strong business conditions in most of the markets that the Industrial North American businesses serve. The Company anticipates that favorable business conditions will prevail for most of 2007 translating into sales growth in the mid-single digit range and operating margins remaining close to their 2006 level. Sales in the Industrial International operations are expected to increase approximately 18 percent with operating margins expected to remain at or be slightly higher than their 2006 level. Aerospace operations sales are expected to increase in the mid-single digit range with operating margins remaining near their 2006 level. Climate & Industrial Controls sales are expected to increase in the mid-single digit range with an operating margin improvement of about 25 percent over their 2006 level.

13 - 3

Gross profit margin was higher in 2006 primarily due to a combination of the increase in sales as well as the effects of the Company’s financial performance initiatives, especially in the areas of lean manufacturing and strategic procurement. Included in 2006 gross profit is $10.3 million of expense related to stock-based compensation awards. The higher margins in 2005 reflect the effects of the Company’s financial performance initiatives, resulting in better manufacturing utilization levels. Current-year acquisitions, not yet fully integrated, negatively affected the current-year gross margin.

Selling, general and administrative expenses increased 20.5 percent in 2006 primarily due to the higher sales volume, $23.1 million of expenses related to stock-based compensation awards, higher amortization expense related to intangible assets and higher incentive compensation.

Goodwill impairment loss in 2004 resulted from the Company’s goodwill impairment test required to be performed under the provisions of SFAS No. 142. No impairment loss was required to be recognized in 2006 or 2005.

Interest expense increased in 2006 primarily due to higher average debt outstanding resulting from an increase in borrowings used to fund acquisition activity in 2006. Interest expense declined in 2005 as a result of lower average debt outstanding.

Loss (gain) on disposal of assets includes plant and equipment disposals, divestitures of businesses and asset impairments and other miscellaneous asset adjustments.

(millions)	2006	2005	2004
Plant and equipment disposals	$(1)	$3	$2
Divestitures	10		(11)
Asset adjustments	6	1	7

See Note 2 on page 13-24 for a discussion of divestitures. See Note 3 on page 13-25 for a discussion of asset adjustments.

Effective tax rate from continuing operations in 2006 was higher primarily due to a lower level of research and development tax credits as compared to 2005, partially offset by the effect of tax planning initiatives. The effective tax rate in 2005 was lower primarily due to a favorable ruling obtained from the Internal Revenue Service regarding research and development tax credits as well as the effect of tax planning initiatives related to recent acquisitions.

Income from continuing operations - In addition to the individual income statement items discussed above, net income in 2006 and 2005 was adversely affected by an additional expense of approximately $15 million and $11 million, respectively, related to domestic qualified defined benefit plans. The increase in expense associated with the Company’s domestic qualified defined benefit plans resulted primarily from changes in actuarial assumptions for 2006 and higher amortization of prior years’ actuarial losses. Net income in 2007 is expected to be positively affected by a decrease in pension expense related to the Company’s domestic defined qualified benefit plans of approximately $19 million. The decrease in pension expense in 2007 is primarily due to an increase in the discount rate from 5.25 percent to 6.0 percent and lower expense from the amortization of prior years’ actuarial losses.

Discontinued operations represents the operating results and related gain on the sale, net of tax, of the Astron Buildings business which was divested in August 2005 and the Wynn’s Specialty Chemical business which was divested in December 2004.

13 - 4

Other comprehensive income (loss) – Items included in other comprehensive income (loss) are gains and losses that under generally accepted accounting principles are recorded directly into stockholders’ equity. The following are the Company’s items of other comprehensive income (loss):

(millions)	2006	2005	2004
Foreign currency translation	$104	$13	$34
Net unrealized (loss) gain on marketable equity securities		(11)	5
Minimum pension liability	167	(154)	95
Net unrealized gain (loss) on cash flow hedges	5	(7)

The change in foreign currency translation in 2006 primarily resulted from the weakening of the U.S. dollar against most other currencies. The minimum pension liability was recorded in comprehensive income in accordance with the requirements of SFAS No. 87 (see Note 10 on page 13-32 for further discussion).

Discussion of Business Segment Information

The Business Segment information presents sales, operating income and assets on a basis that is consistent with the manner in which the Company’s various businesses are managed for internal review and decision-making. See Note 1 on page 13-20 for a description of the Company’s reportable business segments.

Industrial Segment (millions)

	2006	2005	2004
Sales
North America	$3,993	$3,517	$3,017
International	2,903	2,398	1,970
Operating income
North America	597	468	291
International	354	267	160
Operating income as a percent of sales
North America	15.0%	13.3%	9.6%
International	12.2%	11.1%	8.1%

Backlog	$1,178	$944	$840
Assets	6,154	4,714	4,277
Return on average assets	11.0%	10.4%	7.1%

Sales in 2006 for the Industrial North American operations were 13.6 percent higher than 2005 following a 16.6 percent increase from 2004 to 2005. The increase in sales in 2006 was primarily due to acquisitions, which accounted for about one-half of the sales increase, as well as higher end-user demand experienced in virtually all markets, with the largest increases in heavy-duty truck, construction, mobile equipment and oil and gas. The sales increase from 2004 to 2005 was primarily due to higher end-user demand experienced in the heavy-duty truck, construction and agriculture and mobile equipment markets.

Sales in the Industrial International operations increased 21.0 percent in 2006 following an increase of 21.8 percent from 2004 to 2005. The sales increase in 2006 was primarily due to acquisitions, which accounted for about 70 percent of the sales increase, as well as higher volume in Europe and the Asia Pacific region, partially offset by lower volume in Latin America. Foreign currency rate changes reduced net sales in 2006 by $54 million. The increase in sales from 2004 to 2005 was primarily due to higher volume across most markets in Europe, Latin America and the Asia Pacific region. Acquisitions completed in 2005 and the effect of foreign currency rate changes each contributed about 30 percent of the sales increase.

13 - 5

The higher Industrial North American operating margins in 2006 and 2005 were primarily due to the increased sales volume as well as operating efficiencies. The operating efficiencies reflect the execution of the Company’s financial performance initiatives, especially in the area of lean manufacturing and strategic procurement. Acquisitions, not yet fully integrated, negatively impacted margins in both 2006 and 2005. Included in Industrial North American operating income in 2006, 2005 and 2004 are business realignment charges of $5.4 million, $3.7 million and $9.1 million, respectively. The business realignment charges resulted from actions the Company took to structure the Industrial North American operations to operate in their then current economic environment and primarily consisted of severance costs and costs relating to the consolidation of manufacturing operations.

The Industrial International operating margin improvement in 2006 and 2005 was primarily due to the higher sales volume, especially throughout all businesses in Europe, as well as the effects of the Company’s financial performance initiatives. Acquisitions, not fully integrated, negatively impacted margins in 2006 and 2005. Operating income in 2006, 2005 and 2004 included $10.3 million, $9.9 million and $4.5 million, respectively, of business realignment charges that were taken to appropriately structure primarily the European operations.

Industrial Segment order rates were higher throughout 2006 as virtually all markets experienced continued strength in end-user demand. The Company expects order entry levels in 2007 in most markets of the Industrial North American operations to be relatively flat or decline slightly as compared to their 2006 levels. The Company expects sales in the Industrial International operations to increase about 18 percent over 2006 reflecting strong end-user demand and the sales contribution from acquisitions completed in 2006. Operating margins in both the Industrial North American and Industrial International operations are expected to remain at or be slightly higher than their 2006 level. Industrial International operating margin in 2007 is expected to be adversely affected by recent acquisitions that will not be completely integrated for the entire year. As part of the Company’s financial performance initiatives, the recognition of additional business realignment charges may be required in 2007.

The increase in total Industrial Segment backlog in 2006 and 2005 is primarily due to acquisitions, which contributed about one-half of the increase in both 2006 and 2005, as well as higher order rates in both the Industrial North American and Industrial International businesses.

The increase in assets in 2006 and 2005 was primarily due to current-year acquisitions and the effect of currency fluctuations partially offset by a decrease in plant and equipment.

13 - 6

Aerospace Segment (millions)

	2006	2005	2004
Sales	$1,505	$1,359	$1,216
Operating income	221	199	158
Operating income as a percent of sales	14.7%	14.7%	13.0%
Backlog	$1,328	$1,229	$1,203
Assets	748	658	635
Return on average assets	31.4%	30.8%	24.3%

Sales in 2006 increased 10.7 percent compared to an increase of 11.8 percent from 2004 to 2005. The increase in sales in both 2006 and 2005 primarily reflects the continued recovery of the commercial airline industry, in both the original equipment manufacturer (OEM) and aftermarket markets as well as continued strong demand in the military market.

Despite the higher sales volume in 2006, operating margin remained at the 2005 amount of 14.7 percent primarily due to a higher concentration of 2006 sales occurring in the commercial and military OEM businesses as well as higher engineering costs incurred in 2006 for new programs. The higher margins in 2005 were primarily due to the higher sales volume as well as product mix partially offset by higher aircraft product liability insurance premiums. The continued implementation of the Company’s financial performance initiatives also positively affected margins in 2006 and 2005.

The increase in backlog in 2006 was primarily due to higher order rates experienced in both the commercial and military businesses. The slight increase in backlog in 2005 was primarily due to higher order rates in the commercial businesses being partially offset by lower order rates in the military business. The upward trend in commercial order rates experienced in 2006 is expected to continue in 2007. Military order rates are expected to be slightly lower in 2007. Heavier commercial OEM volume in future product mix could result in lower margins.

The increase in assets in 2006 and 2005 was primarily due to increases in accounts receivable and inventory partially offset by a decline in plant and equipment. A portion of the increase in assets in 2006 was also attributable to an acquisition.

13 - 7

Climate & Industrial Controls Segment (millions)

	2006	2005	2004
Sales	$985	$794	$671
Operating income	83	75	72
Operating income as a percent of sales	8.5%	9.4%	10.7%
Backlog	$190	$131	$122
Assets	812	696	361
Return on average assets	11.0%	14.2%	19.5%

Sales in 2006 increased 24.0 percent compared to an 18.3 percent increase in sales from 2004 to 2005. The increase in sales in 2006 was primarily due to acquisitions, which accounted for about one-half of the sales increase, as well as higher end-user demand in the residential air conditioning market, which is being driven by energy efficiency legislation. The increase in sales in 2005 was the result of current-year acquisitions partially offset by lower end-user demand experienced in the automotive market. The lower margins in 2006 is primarily due to manufacturing inefficiencies related to recent plant relocations and integration costs related to recent acquisitions. The lower margins in 2005 are primarily due to unfavorable overhead absorption levels and higher automotive platform set-up costs as compared to 2004. Operating income in 2006 included $3.6 million of business realignment charges.

During 2006, the Climate & Industrial Controls Segment experienced strong business conditions in the residential air conditioning market and soft business conditions in the automotive market. For 2007, business conditions in the residential air conditioning market are anticipated to be strong while business conditions in the automotive market are not expected to improve significantly. Sales in 2007 are anticipated to increase in the mid-single digit range with a corresponding 25 percent increase in operating margin. Operating margins in 2007 are expected to benefit from the completion of recent plant relocations and margin contributions from recent acquisitions which have now been completely integrated.

The increase in assets in 2006 was primarily due to acquisitions and an increase in accounts receivable and inventory partially offset by a decline in plant and equipment. The increase in assets in 2005 was primarily due to acquisitions.

Corporate assets decreased 42.2 percent in 2006 and 13.7 percent in 2005. The fluctuation in 2006 is primarily due to a decrease in cash partially offset by an increase in investments and a decrease in inventory reserves. The fluctuation in 2005 was primarily due to a decrease in accounts receivable, investments and net assets of discontinued operations and an increase in inventory reserves.

13 - 8

Discussion of Consolidated Balance Sheet

The Consolidated Balance Sheet shows the Company’s financial position at year-end, compared with the previous year-end. This statement provides information to assist in assessing factors such as the Company’s liquidity and financial resources.

(millions)	2006	2005
Accounts receivable	$1,592	$1,225
Inventories	1,183	1,017
Plant and equipment, net	1,694	1,581
Investments and other assets	859	832
Goodwill	2,010	1,371
Intangible assets, net	471	240
Accounts payable, trade	771	569
Shareholders’ equity	4,241	3,340
Working capital	$1,458	$1,455
Current ratio	1.87	2.12

Accounts receivable are primarily receivables due from customers for sales of product ($1,475.9 million at June 30, 2006 and $1,111.1 million at June 30, 2005). The current-year increase in accounts receivable is primarily due to acquisitions as well as a higher level of sales experienced in the latter part of the current fiscal year as compared to fiscal 2005. Days sales outstanding relating to trade receivables for the Company increased to 51 days in 2006 compared to 47 days in 2005. The increase in days sales outstanding is primarily due to accounts receivable of companies acquired during the latter part of 2006.

Inventories increased primarily due to acquisitions. Days supply of inventory on hand decreased to 60 days in 2006 from 65 days in 2005.

Plant and equipment, net of accumulated depreciation, increased in 2006 primarily due to plant and equipment acquired in current-year acquisitions partially offset by depreciation expense exceeding capital expenditures.

Goodwill increased primarily as a result of current-year acquisitions.

Intangible assets, net consist primarily of patents, trademarks and customer lists. Intangible assets, net increased primarily due to current-year acquisitions.

Accounts payable, trade increased primarily due to current-year acquisitions as well as an increase in purchasing across all Segments of the Company to support the increase in customer orders.

Accrued payrolls and other compensation increased to $297.1 million from $263.0 million primarily due to higher incentive compensation accruals.

Accrued domestic and foreign taxes increased to $140.4 million in 2006 from $97.9 million in 2005 primarily due to acquisitions and higher taxable income in 2006.

Pensions and other postretirement benefits decreased 23.2 percent in 2006. The change in this amount is explained further in Note 10 to the Consolidated Financial Statements.

Net deferred income taxes decreased $96.3 million in 2006. The change in this amount is explained further in Note 4 to the Consolidated Financial Statements.

Other liabilities increased to $261.6 million in 2006 from $189.7 million in 2005 as a result of higher long-term incentive compensation accruals as well as a higher amount of minority interests in consolidated subsidiaries resulting from the acquisition of a majority ownership of two entities in 2006 that were previously accounted for by the equity method.

Shareholders’ equity - The change in shareholders’ equity is explained in Note 12 to the Consolidated Financial Statements.

13 - 9

Discussion of Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows reflects cash inflows and outflows from the Company’s operating, investing and financing activities.

A summary of cash flows follows:

(millions)	2006	2005	2004
Cash provided by (used in):
Operating activities	$955	$853	$662
Investing activities	(921)	(565)	(270)
Financing activities	(194)	(138)	(449)
Effect of exchange rates	(4)	2	(5)

Net (decrease) increase in cash and cash equivalents	$(164)	$152	$(62)

Cash Flows From Operating Activities – The increase in net cash provided by operating activities in 2006 was primarily the result of an increase in net income, a decrease in net income from discontinued operations and the non-cash charge related to stock-based compensation. Cash flow from working capital items decreased in 2006 primarily due to an increase in cash flow used by accounts receivable partially offset by an increase in cash flow provided by accounts payable and accrued domestic and foreign taxes.

Cash Flows Used In Investing Activities – The significant increase in the amount of cash used in investing activities in 2006 is attributable to an increase in acquisition activity. Capital expenditures increased $43.2 million in 2006. The level of capital expenditures is expected to be approximately 3.5 percent of sales in 2007. Refer to Note 2 on page 13-24 for a summary of net assets of acquired companies at their respective acquisition dates.

Cash Flows From Financing Activities – In 2006, the Company decreased its outstanding borrowings by a net total of $101.5 million compared to a decrease of $21.2 million in 2005. The substantial level of cash flow from operating activities allowed the Company to minimize the borrowings necessary to complete acquisitions in 2006 and 2005. Common share activity provided cash of $16.9 million in 2006 compared to using cash of $23.7 million in 2005. The increase in cash provided by common stock activity in 2006 is primarily due to the level of stock option activity and share repurchases between periods.

Book overdrafts have been excluded from Cash flows from financing activities and included in Cash flows from operating activities, in Accounts payable, trade. The book overdrafts result from a delay in sweeping cash from one bank to another and are settled the next business day; therefore, the book overdrafts are not considered bank borrowings by the Company. Had the book overdrafts been reflected as bank borrowings, cash flows from financing activities would have been $3.3 million higher in 2006, $13.0 million lower in 2005 and $18.1 million higher in 2004.

The Company has the availability to issue securities with an aggregate initial offering price of $775 million under its universal shelf registration statement. Securities that may be issued under this shelf registration statement include debt securities, common stock, serial preferred stock, depositary shares, warrants, stock purchase contracts and stock purchase units.

13 - 10

The Company’s goal is to maintain no less than an “A” rating on senior debt to ensure availability and reasonable cost of external funds. As one means of achieving this objective, the Company has established a financial goal of maintaining a ratio of debt to debt-equity of no more than 37 percent.

Debt to Debt-Equity Ratio

(dollars in millions)	2006	2005
Debt	$1,132	$970
Debt & Equity	5,373	4,311
Ratio	21.1%	22.5%

The Company regularly explores acquisition opportunities and additional borrowings may be used to finance acquisitions completed in 2007.

Common share activity in 2006 primarily involves the exercise of stock options and the repurchase of shares of the Company’s common stock for treasury. The repurchase of the Company’s shares is done pursuant to a program to repurchase up to 5.0 million of the Company’s common shares per fiscal year on the open market, at prevailing prices, including the systematic repurchase of up to $20 million in common shares each fiscal quarter.

Dividends have been paid for 224 consecutive quarters, including a yearly increase in dividends for the last 50 fiscal years. The expected annual dividend rate for fiscal 2007 is $1.04 per share.

As of June 30, 2006, the Company has a line of credit totaling $1,025 million through a multi-currency revolving credit agreement with a group of banks. The Company has the right, no more than once a year, to increase the facility amount, in minimum increments of $25 million up to a maximum facility amount of $1,250 million. The credit agreement expires September 2010, however the Company has the right to request a one-year extension of the expiration date on an annual basis. The credit agreement supports the Company’s commercial paper note program, which is rated A-1 by Standard & Poor’s, P-1 by Moody’s and F-1 by Fitch, Inc. These ratings are considered investment grade. The revolving credit agreement contains provisions that increase the facility fee of the credit agreement in the event the Company’s credit ratings are lowered. A lowering of the Company’s credit ratings would not limit the Company’s ability to use the credit agreement nor would it accelerate the repayment of any outstanding borrowings.

The Company seeks to minimize its total cost of borrowing and therefore uses its commercial paper note program as its primary source of working capital liquidity. The primary alternative source of borrowing for working capital liquidity is the committed line of credit, which typically bears a higher cost of borrowing.

The Company’s revolving credit agreement and indentures governing certain debt agreements contain various covenants, the violation of which would limit or preclude the use of the revolving credit agreement for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the indentures. At the Company’s present rating level, the most restrictive financial covenant provides that the ratio of secured debt to net tangible assets be less than 10 percent. As of June 30, 2006, the ratio of secured debt to net tangible assets was less than one percent. The Company is in compliance with all covenants and expects to remain in compliance during the term of the agreement and indentures.

Based upon the Company’s past performance and current expectations, management believes the cash flows generated from future operating activities should provide adequate funds to support internal growth and continued improvements in the Company’s manufacturing facilities and equipment. The Company’s worldwide financial capabilities may be used to support planned growth as needed.

13 - 11

Contractual Obligations – The following table summarizes the Company’s fixed contractual obligations

(In thousands)	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (Note 9)	$1,125,444	$65,983	$62,021	$402,114	$595,326
Interest on long-term debt	381,781	54,973	100,067	93,040	133,701
Operating leases (Note 9)	200,296	55,302	70,118	29,281	45,595
Retirement benefits (Note 10)	1,580,572	250,702	240,254	268,606	821,010

Total	$3,288,093	$426,960	$472,460	$793,041	$1,595,632

Quantitative and Qualitative Disclosures About Market Risk

The Company enters into forward exchange contracts and costless collar contracts to reduce its exposure to fluctuations in related foreign currencies. The total carrying and fair value of open contracts and any risk to the Company as a result of these arrangements is not material to the Company’s financial position, liquidity or results of operations. During 2006, two interest rate swap agreements were settled. The swap agreements were designated as a hedge against the anticipated refinancing of the Company’s Euro Notes that were due in November 2005. The Company made a net payment of $3.5 million to settle the swaps. This net payment is being recognized as an adjustment to interest expense over the term of the Euro Bonds issued in November 2005.

The Company’s debt portfolio contains variable rate debt, inherently exposing the Company to interest rate risk. The Company’s objective is to maintain a 60/40 mix between fixed rate and variable rate debt thereby limiting its exposure to changes in near-term interest rates. A 100 basis point increase in near-term interest rates would increase annual interest expense on variable rate debt existing at June 30, 2006 by approximately $0.3 million.

13 - 12

Off-Balance Sheet Arrangements

The Company does not have off-balance sheet arrangements.

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

Revenue Recognition – Substantially all of the Industrial Segment and Climate & Industrial Controls Segment revenues are recognized when the risks and rewards of ownership and title to the product have transferred to the customer. This generally takes place at the time the product is shipped. The Aerospace Segment uses the percentage of completion method to recognize a portion of its revenue. The percentage of completion method requires the use of estimates of costs to complete long-term contracts and for some contracts includes estimating costs related to aftermarket orders. The estimation of these costs requires substantial judgment on the part of management due to the duration of the contracts as well as the technical nature of the products involved. Adjustments to estimated costs are made on a consistent basis and a contract reserve is established when the costs to complete a contract exceed the contract revenues.

Impairment of Goodwill and Long-lived Assets – Goodwill is tested for impairment, at the reporting unit level, on an annual basis and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit may exceed its fair value. A discounted cash flow model is used to estimate the fair value of a reporting unit. This model requires the use of long-term planning forecasts and assumptions regarding industry specific economic conditions that are outside the control of the Company. Long-lived assets held for use are evaluated for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use and eventual disposition is less than their carrying value. The long-term nature of these assets requires the estimation of its cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test.

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

Pensions and Postretirement Benefits Other Than Pensions – The annual net periodic expense and benefit obligations related to the Company’s defined benefit plans are determined on an actuarial basis. This determination requires critical assumptions regarding the discount rate, long-term return on plan assets, increases in compensation levels, amortization periods for actuarial gains and losses and health care cost trends. Assumptions are determined based on Company data and appropriate market indicators, and are evaluated each year as of the plan’s measurement date. Changes in the assumptions to reflect actual experience as well as the amortization of actuarial gains and losses could result in a material change in the annual net periodic expense and benefit obligations reported in the financial statements. For the Company’s domestic defined benefit plans, a one-half percentage point change in the assumed long-term rate of return on plan assets is estimated to have a $7 million effect on pension expense and a one-half percentage point decrease in the discount rate is estimated to increase pension expense by $14 million. As of June 30, 2006, $495 million of past years’ actuarial losses related to the Company’s domestic qualified defined benefit plans have yet to be amortized. These losses will generally be amortized over approximately 11.5 years and will negatively affect earnings in the future. Actuarial gains experienced in future years will help reduce the effect of the actuarial loss amortization.

Further information on pensions and postretirement benefits other than pensions is provided in Note 10 to the Consolidated Financial Statements.

13 - 13

Stock-Based Compensation – The computation of the expense associated with stock-based compensation requires the use of a valuation model. The Company currently uses a Black-Scholes option pricing model to calculate the fair value of its stock options and stock appreciation rights. The Black-Scholes model requires assumptions regarding the volatility of the Company’s stock, the expected life of the stock award and the Company’s dividend ratio. The Company primarily uses historical data to determine the assumptions to be used in the Black-Scholes model and has no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility, future dividend payments and future stock award exercise experience could result in a change in the assumptions used to value awards in the future and may result in a material change to the fair value calculation of stock-based awards.

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

Recently Adopted Accounting Pronouncement

On July 1, 2005, the Company adopted the provisions of FASB Statement No. 123 (revised 2004) (FAS 123R) and elected to use the modified prospective transition method. The modified prospective transition method requires compensation cost to be recognized in the financial statements for all awards granted after the date of adoption. Prior to the adoption of FAS 123R, the Company used the intrinsic-value based method to account for stock options and made no charges against earnings with respect to options granted.

The Company’s stock incentive plans provide for the grant of nonqualified options and stock appreciation rights (SARs) to officers, directors and key employees of the Company. Outstanding options and SARs are exercisable from one to three years after the date of grant and expire no more than ten years after the date of grant. The Company uses a Black-Scholes option pricing model to estimate the fair value of nonqualified options and SARs granted. The adoption of FAS 123R reduced Income from continuing operations before income taxes in fiscal 2006 by $33.4 million and reduced fiscal 2006 Net income by $21.8 million ($.18 per basic and diluted share). The adoption of FAS 123R had an immaterial effect on the Consolidated Statement of Cash flows in fiscal 2006. As of June 30, 2006, $14.5 million of expense with respect to nonvested stock-based awards has yet to be recognized and will be amortized into expense over a weighted-average period of approximately 18 months.

Recently Issued Accounting Pronouncement

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement 109” (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 is effective as of the beginning of fiscal years that start after December 15, 2006. The Company has not yet determined the effect on the Company’s financial position or results of operations of complying with the provisions of FIN 48.

13 - 14

Consolidated Statement of Income

	For the years ended June 30,
(Dollars in thousands, except per share amounts)	2006	2005	2004
Net Sales	$9,385,888	$8,068,805	$6,887,596
Cost of sales	7,367,618	6,391,477	5,577,888

Gross profit	2,018,270	1,677,328	1,309,708
Selling, general and administrative expenses	1,036,646	860,278	765,570
Goodwill impairment loss (Note 7)			1,033
Interest expense	75,763	66,869	73,144
Other (income) expense, net	(9,393)	8,040	(891)
Loss (gain) on disposal of assets	15,296	3,870	(2,104)

Income from continuing operations before income taxes	899,958	738,271	472,956
Income taxes (Note 4)	261,682	205,105	140,871

Income from continuing operations	638,276	533,166	332,085
Income from discontinued operations (Note 2)	34,891	71,526	13,698

Net Income	$673,167	$604,692	$345,783

Earnings per Share (Note 5)
Basic earnings per share
Income from continuing operations	$5.35	$4.49	$2.82
Income from discontinued operations	0.30	0.60	0.12

Net income per share	$5.65	$5.09	$2.94

Diluted earnings per share
Income from continuing operations	$5.28	$4.43	$2.79
Income from discontinued operations	0.29	0.59	0.12

Net income per share	$5.57	$5.02	$2.91

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Comprehensive Income

	For the years ended June 30,
(Dollars in thousands)	2006	2005	2004
Net Income	$673,167	$604,692	$345,783
Other comprehensive income (loss), net of taxes (Note 11):
Foreign currency translation adjustment	103,842	13,138	34,487
Minimum pension liability	167,008	(154,377)	94,513
Net unrealized (loss) gain on marketable equity securities	(26)	(10,697)	5,272
Net unrealized cash flow hedging gain (loss)	5,321	(7,318)

Comprehensive Income	$949,312	$445,438	$480,055

The accompanying notes are an integral part of the financial statements.

13 - 15

Business Segment Information

By Industry

(Dollars in thousands)	2006	2005	2004
Net Sales:
Industrial:
North America	$3,993,370	$3,516,627	$3,016,820
International	2,902,508	2,398,439	1,969,727
Aerospace	1,504,922	1,359,431	1,215,920
Climate & Industrial Controls	985,088	794,308	671,157
Other			13,972

	$9,385,888	$8,068,805	$6,887,596

Segment Operating Income:
Industrial:
North America	$597,204	$468,213	$290,783
International	353,760	267,207	159,641
Aerospace	221,005	199,187	157,946
Climate & Industrial Controls	83,256	74,843	71,769
Other			741

Total segment operating income	1,255,225	1,009,450	680,880
Corporate administration	133,695	111,615	106,108

Income from continuing operations before interest expense and other	1,121,530	897,835	574,772
Interest expense	75,763	66,869	73,144
Other expense	145,809	92,695	28,672

Income from continuing operations before income taxes	$899,958	$738,271	$472,956

Identifiable Assets:
Industrial	$6,153,559	$4,713,574	$4,277,413
Aerospace	748,213	658,394	634,931
Climate & Industrial Controls	812,218	695,641	361,148
Other			1,741

	7,713,990	6,067,609	5,275,233
Corporate (a)	459,442	793,094	919,468

	$8,173,432	$6,860,703	$6,194,701

Property Additions (b):
Industrial	$292,671	$196,394	$165,983
Aerospace	18,827	12,919	9,691
Climate & Industrial Controls	41,459	40,050	12,625
Corporate	24,959	9,900	852

	$377,916	$259,263	$189,151

Depreciation:
Industrial	$196,751	$198,247	$195,865
Aerospace	20,412	20,777	19,723
Climate & Industrial Controls	23,625	19,954	18,675
Corporate	4,893	6,228	4,843

	$245,681	$245,206	$239,106

13 - 16

By Geographic Area (c)

(Dollars in thousands)	2006	2005	2004
Net Sales:
North America	$6,219,054	$5,455,466	$4,714,184
International	3,166,834	2,613,339	2,173,412

	$9,385,888	$8,068,805	$6,887,596

Long-Lived Assets:
North America	$978,028	$1,027,376	$1,041,171
International	715,766	553,972	533,817

	$1,693,794	$1,581,348	$1,574,988

The accounting policies of the business segments are the same as those described in the Significant Accounting Policies footnote except that the business segment results are prepared on a basis that is consistent with the manner in which the Company’s management disaggregates financial information for internal review and decision-making.

(a)	Corporate assets are principally cash and cash equivalents, domestic deferred income taxes, investments, benefit plan assets, headquarters facilities, assets held for sale and the major portion of the Company’s domestic data processing equipment.
(b)	Includes the value of net plant and equipment at the date of acquisition of acquired companies accounted for by the purchase method (2006 - $179,803; 2005 - $104,358; 2004 - $50,860).
(c)	Net sales are attributed to countries based on the location of the selling unit. North America includes the United States, Canada and Mexico. No country other than the United States represents greater than 10% of consolidated sales. Long-lived assets are comprised of plant and equipment based on physical location.

13 - 17

Consolidated Balance Sheet

	June 30,
(Dollars in thousands)	2006	2005
Assets
Current Assets
Cash and cash equivalents	$171,553	$336,080
Accounts receivable, less allowance for doubtful accounts (2006 - $12,332; 2005 - $13,160)	1,592,323	1,225,423
Inventories (Notes 1 and 6):
Finished products	520,159	451,459
Work in process	494,469	426,432
Raw materials	168,250	139,154

	1,182,878	1,017,045
Prepaid expenses	64,238	49,669
Deferred income taxes (Notes 1 and 4)	127,986	127,490

Total Current Assets	3,138,978	2,755,707
Plant and equipment (Note 1):
Land and land improvements	212,750	183,800
Buildings and building equipment	1,116,634	1,021,945
Machinery and equipment	2,702,389	2,512,079
Construction in progress	54,594	42,316

	4,086,367	3,760,140
Less accumulated depreciation	2,392,573	2,178,792

	1,693,794	1,581,348
Investments and other assets (Note 1)	859,107	831,595
Goodwill (Notes 1 and 7)	2,010,458	1,371,024
Intangible assets, net (Notes 1 and 7)	471,095	239,891
Net assets of discontinued operations (Note 2)		81,138

Total Assets	$8,173,432	$6,860,703

Liabilities and Shareholders’ Equity
Current Liabilities
Notes payable and long-term debt payable within one year (Notes 8 and 9)	$72,039	$31,962
Accounts payable, trade	770,665	569,047
Accrued payrolls and other compensation	297,071	262,976
Accrued domestic and foreign taxes	140,387	97,853
Other accrued liabilities	400,943	338,986

Total Current Liabilities	1,681,105	1,300,824
Long-term debt (Note 9)	1,059,461	938,424
Pensions and other postretirement benefits (Note 10)	811,479	1,056,230
Deferred income taxes (Notes 1 and 4)	118,544	35,340
Other liabilities	261,640	189,738

Total Liabilities	3,932,229	3,520,556

Shareholders’ Equity (Note 11)
Serial preferred stock, $.50 par value, authorized 3,000,000 shares; none issued
Common stock, $.50 par value, authorized 600,000,000 shares; issued 120,683,890 shares in 2006 and 120,437,280 shares in 2005 at par value	60,342	60,219
Additional capital	510,869	478,219
Retained earnings	3,916,412	3,352,888
Unearned compensation related to ESOP (Note 9)	(25,809)	(36,818)
Deferred compensation related to stock options	2,347	2,347
Accumulated other comprehensive (loss)	(194,819)	(470,964)

	4,269,342	3,385,891
Common stock in treasury at cost: 368,695 shares in 2006 and 743,767 shares in 2005	(28,139)	(45,744)

Total Shareholders’ Equity	4,241,203	3,340,147

Total Liabilities and Shareholders’ Equity	$8,173,432	$6,860,703

The accompanying notes are an integral part of the financial statements.

13 - 18

Consolidated Statement of Cash Flows

	For the years ended June 30,
(Dollars in thousands)	2006	2005	2004
		(Revised -Note 1)	(Revised -Note 1)
Cash Flows From Operating Activities
Net income	$673,167	$604,692	$345,783
Adjustments to reconcile net income to net cash provided by operating activities:
Net (income) from discontinued operations	(34,891)	(71,526)	(13,698)
Depreciation	245,681	245,206	239,106
Amortization	35,290	17,484	10,580
Stock-based compensation	33,448
Deferred income taxes	(50,548)	16,102	(5,572)
Foreign currency transaction loss	8,216	9,092	1,846
Loss on sale of plant and equipment	5,438	3,870	7,139
Loss (gain) on divestiture of businesses	9,858		(11,444)
Changes in assets and liabilities, net of effects from acquisitions and divestitures:
Accounts receivable	(109,978)	(6,540)	(139,932)
Inventories	17,498	17,083	74,322
Prepaid expenses	(2,037)	(2,736)	10,217
Other assets	(29,419)	(13,607)	(74,820)
Accounts payable, trade	56,202	37,611	75,246
Accrued payrolls and other compensation	17,783	23,387	29,726
Accrued domestic and foreign taxes	70,451	(4,781)	48,318
Other accrued liabilities	(2,781)	(13,999)	60
Pensions and other postretirement benefits	9,470	(1,971)	3,558
Other liabilities	5,050	4,997	37,089
Discontinued operations	(3,259)	(10,858)	24,874

Net cash provided by operating activities	954,639	853,506	662,398
Cash Flows From Investing Activities
Acquisitions (less cash acquired of $42,429 in 2006, $21,720 in 2005, and $63,691 in 2004)	(835,981)	(558,569)	(200,314)
Capital expenditures	(198,113)	(154,905)	(138,291)
Proceeds from sale of plant and equipment	41,098	20,284	27,195
Proceeds from sale of businesses	92,715	120,000	33,213
Discontinued operations	(20,862)	10,223	9,780
Other	(100)	(2,416)	(2,055)

Net cash (used in) investing activities	(921,243)	(565,383)	(270,472)
Cash Flows From Financing Activities
Proceeds from (payments for) common share activity	16,931	(23,724)	56,223
(Payments of) notes payable, net	(8,262)	(16,927)	(12,785)
Proceeds from long-term borrowings	495,796	1,094	18,962
(Payments of) long-term borrowings	(589,014)	(5,369)	(421,605)
Dividends paid, net of tax benefit of ESOP shares	(109,643)	(92,612)	(89,286)

Net cash (used in) financing activities	(194,192)	(137,538)	(448,491)
Effect of exchange rate changes on cash	(3,731)	1,648	(5,438)

Net (decrease) increase in cash and cash equivalents	(164,527)	152,233	(62,003)
Cash and cash equivalents at beginning of year	336,080	183,847	245,850

Cash and cash equivalents at end of year	$171,553	$336,080	$183,847

Supplemental Data:
Cash paid during the year for:
Interest, net of capitalized interest	$72,183	$66,827	$73,433
Income taxes	165,180	186,853	96,097

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

The Company operates in three business segments: Industrial, Aerospace and Climate & Industrial Controls. The Industrial Segment is an aggregation of several business units, which manufacture motion-control and fluid power system components for builders and users of various types of manufacturing, packaging, processing, transportation, agricultural, construction, and military vehicles and equipment. Industrial Segment products are marketed primarily through field sales employees and independent distributors. The North American Industrial business represents the largest portion of the Company’s manufacturing plants and distribution networks and primarily services North America. The International Industrial operations provide Parker products and services to countries throughout Europe, Asia Pacific and Latin America.

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

The Climate & Industrial Controls Segment manufactures motion-control systems and components for use primarily in the refrigeration and air conditioning and transportation industries. The products in the Climate & Industrial Controls Segment are marketed primarily through field sales employees and independent distributors.

See the table of Business Segment Information “By Industry” and “By Geographic Area” on pages 13-16 and 13-17 for further disclosure of business segment information.

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

Basis of Consolidation - The consolidated financial statements include the accounts of all domestic and foreign subsidiaries. All material intercompany transactions and profits have been eliminated in the consolidated financial statements. The Company does not have off-balance sheet arrangements. Within the Business Segment Information, intersegment and interarea sales are recorded at fair market value and are immaterial in amount.

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

13 - 20

Inventories - Inventories are stated at the lower of cost or market. The majority of domestic inventories are valued by the last-in, first-out method and the balance of the Company’s inventories are valued by the first-in, first-out method. Effective July 1, 2005, the Company adopted the provisions of FASB Statement No. 151, “Inventory Costs – an amendment of ARB No. 43, Chapter 4.” This Statement required that certain abnormal expenses be recognized as current-period charges. The implementation of this accounting pronouncement did not have a material effect on the Company’s results of operations, financial position or cash flows.

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

Plant, Equipment and Depreciation - Plant and equipment are recorded at cost and are depreciated principally using the straight-line method for financial reporting purposes. Depreciation rates are based on estimated useful lives of the assets, generally 40 years for buildings, 15 years for land improvements and building equipment, seven to 10 years for machinery and equipment, and three to five years for vehicles and office equipment. Improvements, which extend the useful life of property, are capitalized, and maintenance and repairs are expensed. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in current income.

Investments and Other Assets - Investments in joint-venture companies in which ownership is 50% or less and in which the Company does not have operating control are stated at cost plus the Company’s equity in undistributed earnings. These investments and the related earnings are not material to the consolidated financial statements. During 2005 the Company recorded a charge of $8,766 ($.05 per share) related to a real estate investment. Investments and other assets include a prepaid pension cost at June 30, 2006 and 2005 of $344,987 and $366,675, respectively, and an intangible asset recognized in connection with an additional minimum pension liability of $86,071 and $90,310 at June 30, 2006 and 2005, respectively.

Goodwill - The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

Intangible Assets - Intangible assets primarily include patents, trademarks and customer lists and are recorded at cost and amortized on a straight-line method. Patents are amortized over their remaining legal life. Trademarks are amortized over the estimated time period over which an economic benefit is expected to be received. Customer lists are amortized over a period based on historical customer attrition rates.

Income Taxes - Income taxes are provided based upon income for financial reporting purposes. Deferred income taxes arise from temporary differences in the recognition of income and expense for tax purposes. Tax credits and similar tax incentives are applied to reduce the provision for income taxes in the year in which the credits arise.

Product Warranty - In the ordinary course of business the Company warrants its products against defect in design, materials and workmanship over various time periods. The warranty accrual at June 30, 2006 and 2005 is immaterial to the financial position of the Company and the change in the accrual during 2006 and 2005 was immaterial to the Company’s results of operations and cash flows.

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

13 - 21

Financial Instruments - The Company’s financial instruments consist primarily of investments in cash, cash equivalents and long-term investments as well as obligations under notes payable and long-term debt. Due to their short-term nature, the carrying values for Cash and cash equivalents, Investments and other assets and Notes payable approximate fair value. See Note 9 for fair value of long-term debt.

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

The total carrying and fair value of open forward exchange and costless collar contracts and any risk to the Company as a result of the arrangements described above is not material.

Stock Awards - On July 1, 2005, the Company adopted the provisions of FASB Statement No. 123 (revised 2004) and elected to use the modified prospective transition method. The modified prospective transition method requires that compensation cost be recognized in the financial statements for all awards granted after the date of adoption as well as for existing awards for which the requisite service has not been rendered as of the date of adoption and requires that prior periods not be restated. Prior to the adoption of FASB Statement No. 123 (revised 2004), the Company used the intrinsic-value based method to account for stock awards and made no charges against earnings with respect to awards granted. The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested stock awards using the non-substantive vesting period approach:

	2005	2004
Net income, as reported	$604,692	$345,783
Add: Stock-based employee compensation included in reported net income, net of tax	10,139	7,691
Deduct: Total stock-based employee compensation expense determined under fair value method, net of tax	28,609	28,300

Pro forma net income	$586,222	$325,174

Earnings per share:
Basic:
as reported	$5.09	$2.94
pro forma	$4.93	$2.76
Diluted:
as reported	$5.02	$2.91
pro forma	$4.87	$2.73

Recent Accounting Pronouncement - In July 2006 the Financial Accounting Standards Board issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement 109” (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 is effective as of the beginning of fiscal years that start after December 15, 2006. The Company has not yet determined the effect on the Company’s financial position or results of operations of complying with the provisions of FIN 48.

13 - 22

Reclassifications and Revisions - Certain prior period amounts have been reclassified to conform to the current-year presentation. In order to bring the Consolidated Statement of Cash Flows presentation in compliance with FASB Statement No. 95, the Company revised the Consolidated Statement of Cash Flows for the year ended June 30, 2005 and 2004 to separately disclose the operating, investing and financing portions of the cash flows attributable to discontinued operations. The Company had previously reported these amounts on a combined basis. The revision resulted in a decrease in net cash provided by operating activities of $11 million and an increase in net cash used in investing activities of $2 million for the year ended June 30, 2005. For the year ended June 30, 2004, the revision resulted in an increase in net cash provided by operating activities of $25 million and an increase in net cash used in investing activities of $2 million.

2. Acquisitions and Divestitures

Acquisitions – In August 2005, the Company acquired SSD, a manufacturer of AC and DC drives, as well as servo drives, motors and systems for leading original equipment manufacturers, end users, and integrators in automated industrial process applications. In November 2005, the Company completed its purchase of domnick hunter group, plc. The domnick hunter group specializes in the design and manufacture of filtration, separation, and purification products and technologies for a wide range of markets. In December 2005, the Company completed its acquisition of Kenmore International, a manufacturer and distributor of components for global refrigeration and air conditioning markets. Aggregate annual sales for these and 10 other businesses acquired during fiscal 2006, for their most recent fiscal year prior to acquisition, were approximately $983 million. Total purchase price for all acquisitions acquired during fiscal 2006 was approximately $878 million in cash and $231 million in assumed debt.

In October 2004, the Company completed the acquisition of the Sporlan Valve Company (Sporlan). Sporlan is a manufacturer of refrigeration and air conditioning components, controls and systems. In November 2004, the Company acquired Acadia Elastomers Corporation, a producer of sealing solutions. Annual sales for these businesses and eight other businesses acquired during fiscal 2005, for their most recent fiscal year prior to acquisition, were approximately $410 million. Total purchase price for all businesses acquired during fiscal 2005 was approximately $580 million in cash.

In February 2004, the Company completed the acquisition of Denison International plc (Denison). Denison is an industrial manufacturer and service provider for highly engineered hydraulic fluid power systems and components. Annual sales for this business and four other businesses acquired during fiscal 2004, for their most recent fiscal year prior to acquisition, were approximately $188 million. Total purchase price for all businesses acquired during fiscal 2004 was approximately $264 million in cash.

13 - 23

All acquisitions were accounted for by the purchase method, and results of operations for all acquisitions are included as of the respective dates of acquisition. The purchase price allocation for acquisitions in 2006, 2005 and 2004 are presented below. Some of the 2006 purchase price allocations are preliminary and may require subsequent adjustment.

	2006	2005	2004
Assets acquired:
Accounts receivable	$223,658	$51,333	$49,556
Inventories	161,434	58,513	51,192
Prepaid expenses	11,561	2,703	2,675
Deferred income taxes	4,780	1,919	(4,462)
Plant and equipment	179,803	104,358	50,860
Intangible and other assets	257,062	154,674	54,519
Goodwill	597,205	274,995	78,192

	1,435,503	648,495	282,532

Liabilities assumed:
Notes payable	1,674	8,819	3,466
Accounts payable	132,733	26,301	12,139
Accrued payrolls	10,954	8,209	8,037
Accrued taxes	10,268	433	4,542
Other accrued liabilities	76,321	15,127	17,593
Long-term debt	229,463	6,415	2,402
Pensions and other postretirement benefits	16,833	7,239	18,583
Deferred income taxes	67,644	17,383	11,681
Other liabilities	53,632		3,775

	599,522	89,926	82,218

Net assets acquired	$835,981	$558,569	$200,314

Divestitures – In August 2005, the Company divested a business unit which manufactured custom-engineered buildings. In December 2004, the Company divested a business unit which developed and manufactured chemical car care products and maintenance equipment. These businesses were part of the Other Segment for segment reporting purposes. The following results of operations for these business units have been presented as discontinued operations for all periods presented:

	2006	2005	2004
Net sales	$21,672	$201,776	$219,311
Earnings before income taxes	1,517	24,538	21,112
Net income	1,131	18,979	$13,698
Gain on disposal, net of taxes	$33,760	$52,547

The gain on disposal is net of taxes of $4,602 in 2006 and $16,914 in 2005. The net assets of discontinued operations as of June 30, 2005 primarily consisted of $15,605 of accounts receivable, $13,917 of inventory, $72,787 in goodwill, $10,569 of plant and equipment, net, $15,206 of accounts payable, $7,978 of accrued taxes and $5,138 of other liabilities.

In December 2005, the Company completed the divestiture of its Thermoplastics division. In June 2004, the Company completed the divestiture of its Zenith Pump (Zenith) division. Thermoplastics and Zenith were part of the Industrial Segment for segment reporting purposes. In February 2004, the Company completed the divestiture of Wynn’s Industrie, an industrial lubricants unit of the Wynn’s Specialty Chemicals business. Wynn’s Industrie was part of the Other Segment for segment reporting purposes. The divestitures resulted in a loss of $11,018 ($9,770 after-tax or $.08 per share) and a gain of $11,070 ($6,223 after-tax or $.05 per share) in 2006 and 2004, respectively, and are reflected in Loss (gain) on disposal of assets in the Consolidated Statement of Income. The results of operations and net assets of the divested businesses were immaterial to the consolidated results of operations and financial position of the Company.

13 - 24

3. Charges Related to Business Realignment

In 2006, the Company recorded a $19,367 charge ($12,042 after-tax or $.10 per share) for the costs to structure its businesses in light of current and anticipated customer demand. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The charge primarily related to severance costs attributable to approximately 690 employees in the Industrial Segment, 340 employees in the Climate & Industrial Controls Segment and 5 employees in the Aerospace Segment. A portion of the severance costs have been paid with the remaining payments expected to be made by June 30, 2007. Of the pre-tax amount, $15,673 relates to the Industrial Segment, $3,621 relates to the Climate & Industrial Controls Segment and $73 relates to the Aerospace Segment. The business realignment costs are presented primarily in the Cost of sales caption in the Consolidated Statement of Income for 2006. In 2006, the Company recorded a $4,793 charge resulting from the pending sale of plant and equipment at facilities that have been closed. This charge is presented in the Loss (gain) on disposal of assets caption in the Consolidated Statement of Income for 2006.

In 2005, the Company recorded a $14,263 charge ($8,900 after-tax or $.08 per share) for the costs to structure its businesses in light of current and anticipated customer demand. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The charge primarily related to severance costs attributable to approximately 600 employees in the Industrial Segment. All severance payments have been made as of June 30, 2006. The business realignment costs are presented primarily in the Cost of sales caption in the Consolidated Statement of Income for 2005. A significant portion of the fiscal 2005 charge relates to the closure of a manufacturing facility in Hilden, Germany. The facility was acquired as part of the Denison International acquisition. The decision to close the facility resulted from the completion of the Company’s acquisition integration analysis.

In 2004, the Company recorded a $14,143 charge ($9,476 after-tax or $.08 per share) for the costs to structure its businesses in light of current and anticipated customer demand. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The charge primarily related to severance costs attributable to approximately 1,200 employees in the Industrial Segment, 90 employees in the Climate & Industrial Controls Segment and 5 employees in the Aerospace Segment. All severance payments have been made as of June 30, 2005. Of the pre-tax amount, $13,591 relates to the Industrial Segment, $443 relates to the Climate & Industrial Controls Segment and $109 relates to the Aerospace Segment. The business realignment costs are presented primarily in the Cost of sales caption in the Consolidated Statement of Income for 2004. In 2004, the Company recorded a $5,065 charge resulting from the pending sale of plant and equipment at facilities that have been closed. This charge is presented in the Loss (gain) on disposal of assets caption in the Consolidated Statement of Income for 2004.

4. Income Taxes

Income from continuing operations before income taxes was derived from the following sources:

	2006	2005	2004
United States	$719,966	$439,717	$295,362
Foreign	179,992	298,554	177,594

	$899,958	$738,271	$472,956

Income taxes include the following:

	2006	2005	2004
Federal	$178,162	$108,182	$74,527
Foreign	112,968	75,447	60,373
State and local	21,100	5,374	11,543
Deferred	(50,548)	16,102	(5,572)

	$261,682	$205,105	$140,871

13 - 25

A reconciliation of the Company’s effective income tax rate to the statutory Federal rate follows:

	2006	2005	2004
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes	1.9	.6	1.7
Export tax benefit	(.9)	(1.3)	(1.5)
Foreign tax rate difference	(5.0)	(3.5)	(1.8)
Cash surrender of life insurance	(.5)	(.4)	(.7)
Research tax credit	(.5)	(2.6)
Capital loss		(.2)	(4.3)
Other	(.9)	.2	1.4

Effective income tax rate	29.1%	27.8%	29.8%

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:

	2006	2005
Postretirement benefits	$145,712	$215,042
Other liabilities and reserves	86,431	98,479
Long-term contracts	9,813	10,689
Stock-based compensation	11,171
Operating loss carryforwards	31,297	38,868
Foreign tax credit carryforwards	9,634
Unrealized currency exchange gains and losses	13,807	3,276
Valuation allowance	(7,391)	(32,238)
Depreciation and amortization	(287,933)	(221,893)
Inventory	18,156	14,763

Net deferred tax asset	$30,697	$126,986

Change in net deferred tax asset:
Provision for deferred tax	$50,548	$(16,102)
Items of other comprehensive income	(69,191)	97,319
Acquisitions and other	(77,646)	(10,251)

Total change in net deferred tax	$(96,289)	$70,966

At June 30, 2006, the Company has recorded deferred tax assets of $31,297 resulting from $152,464 in loss carryforwards. A valuation allowance has been established due to the uncertainty of realizing certain operating loss carryforwards and items of other comprehensive income. Some of the operating loss carryforwards can be carried forward indefinitely and others can be carried forward from one to 19 years. The decrease in the valuation allowance in 2006 was primarily due to a change in the uncertainty of realizing certain operating loss carryforwards. A valuation allowance of $2,951 was recorded during the year attributable to various acquisitions. The recognition of any future tax benefit resulting from a reduction in this portion of the valuation allowance will reduce any goodwill related to the applicable acquisition remaining at the time of the reduction.

13 - 26

Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of certain international operations as those earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the eventual remittance of such earnings.

Accumulated undistributed earnings of foreign operations reinvested in their operations amounted to $670,672, $546,740 and $364,864, at June 30, 2006, 2005 and 2004, respectively.

5. Earnings Per Share

Earnings per share have been computed according to SFAS No. 128, “Earnings per Share.” Basic earnings per share is computed using the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed using the weighted average number of common shares and common share equivalents outstanding during the year. Common share equivalents represent the dilutive effect of outstanding stock-based awards. The computation of income from continuing operations per share was as follows:

	2006	2005	2004
Numerator:
Income from continuing operations	$638,276	$533,166	$332,085
Denominator:
Basic - weighted average common shares	119,211,192	118,794,564	117,707,772
Increase in weighted average from dilutive effect of exercise of stock-based awards	1,672,990	1,654,442	1,298,696

Diluted - weighted average common shares, assuming exercise of stock-based awards	120,884,182	120,449,006	119,006,468

Basic earnings per share from continuing operations	$5.35	$4.49	$2.82
Diluted earnings per share from continuing operations	$5.28	$4.43	$2.79

For 2006, 2005 and 2004, 1.9 million, 0.2 million, and 0.3 million common shares, respectively, subject to stock-based awards were excluded from the computation of diluted earnings per share from continuing operations because the effect of their exercise would be anti-dilutive.

13 - 27

6. Inventories

Inventories valued on the last-in, first-out cost method were approximately 34% and 38%, respectively, of total inventories in 2006 and 2005. The current cost of these inventories exceeds their valuation determined on the LIFO basis by $193,270 in 2006 and $172,944 in 2005. Progress payments of $20,743 in 2006 and $17,978 in 2005 are netted against inventories.

7. Goodwill and Intangible Assets

The Company conducts an annual impairment test as required by FASB Statement No. 142. The Company uses a discounted cash flow analysis for purposes of estimating the fair value of a reporting unit. The annual impairment tests performed in 2006 and 2005 resulted in no impairment loss being recognized. The goodwill impairment test performed in 2004 resulted in an impairment charge of $1,033 ($682 after-tax or $.01 per share) and was recorded in the Industrial Segment. The impairment charge primarily resulted from declining market conditions and lower future growth potential relative to expectations at the acquisition date for the reporting unit involved.

The changes in the carrying amount of goodwill for the year ended June 30, 2006 are as follows:

	Industrial Segment	Aerospace Segment	Climate & Industrial Controls Segment	Total
Balance June 30, 2005	$1,028,660	$79,575	$262,789	$1,371,024
Acquisitions	557,157	8,048	32,000	597,205
Divestitures	(7,551)			(7,551)
Foreign currency translation	14,991	18	943	15,952
Goodwill adjustments	32,726	(98)	1,200	33,828

Balance June 30, 2006	$1,625,983	$87,543	$296,932	$2,010,458

“Goodwill adjustments” primarily represent adjustments to the purchase price allocation during the twelve-month period subsequent to the acquisition date and primarily involves the valuation of plant and equipment and intangible assets.

Intangible assets are amortized on a straight-line method over their legal or estimated useful life. The following summarizes the gross carrying value and accumulated amortization for each major category of intangible asset:

June 30,	2006		2005
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Patents	$66,767	$22,289	$48,973	$17,598
Trademarks	133,576	13,289	93,471	7,137
Customer lists and other	351,366	45,036	142,797	20,615

Total	$551,709	$80,614	$285,241	$45,350

Total intangible amortization expense in 2006, 2005 and 2004 was $33,544, $15,857 and $7,083, respectively. The estimated amortization expense for the five years ending June 30, 2007 through 2011 is $37,611, $34,614, $33,279, $32,828 and $29,718 respectively.

13 - 28

8. Financing Arrangements

The Company has a line of credit totaling $1,025,000 through a multi-currency revolving credit agreement with a group of banks, all of which was available at June 30, 2006. The Company has the right, no more than once a year, to increase the facility amount, in minimum increments of $25 million up to a maximum of $1,250,000. The credit agreement expires September 2010, however, the Company has the right to request a one-year extension of the expiration date on an annual basis. The credit agreement supports the Company’s commercial paper note program. The interest on borrowings is based upon the terms of each specific borrowing and is subject to market conditions. The revolving credit agreement requires a facility fee of up to 5/100ths of one percent of the commitment per annum at the Company’s present rating level. The revolving credit agreement contains provisions that increase the facility fee of the credit agreement in the event the Company’s credit ratings are lowered. A lowering of the Company’s credit ratings would not limit the Company’s ability to use the credit agreement nor would it accelerate the repayment of any outstanding borrowings. It is the Company’s policy to reduce the amount available for borrowing under the revolving credit agreement, on a dollar for dollar basis, by the amount of commercial paper notes outstanding.

The Company’s revolving credit agreement and indentures governing certain debt agreements contain various covenants, the violation of which would limit or preclude the use of the agreement for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the indentures. At the Company’s present rating level, the most restrictive covenant provides that the ratio of secured debt to net tangible assets be less than 10 percent. As of June 30, 2006, the ratio of secured debt to net tangible assets was less than one percent. The Company is in compliance with all covenants and expects to remain in compliance during the term of the agreement and indentures.

The Company has other lines of credit, primarily short-term, aggregating $413,727 from various foreign banks, of which $408,395 was available at June 30, 2006. Most of these agreements are renewed annually.

As of June 30, 2006, the Company has $775,000 available under its universal shelf registration statement.

The Company is authorized to sell up to $1,025,000 of short-term commercial paper notes, rated A-1 by Standard & Poor’s, P-1 by Moody’s and F-1 by Fitch, Inc. At June 30, 2006 and 2005, there were no commercial paper notes outstanding.

Short-term borrowings from foreign banks make up the balance of Notes payable. The balance and weighted average interest rate of the Notes payable at June 30, 2006 and 2005 were $6,056 and 3.8% and $12,016 and 2.8%, respectively.

13 - 29

9. Debt

June 30,	2006	2005
Domestic:
Debentures
7.30%, due 2011	$100,000	$100,000
Fixed rate medium-term notes
6.55% to 7.39%, due 2007-2019	195,000	195,000
Fixed rate senior notes
4.88%, due 2013	225,000	225,000
ESOP loan guarantee
6.34%, due 2009	30,878	42,785
Variable rate demand bonds
4.41%, due 2010-2025	20,035	20,035
Foreign:
Bank loans, including revolving credit
1.0% to 6.75%, due 2007-2020	24,087	11,976
Euro Notes
6.25%, due 2006		363,060
Euro Bonds
3.5%, due 2011	255,840
4.125%, due 2016	255,840
Other long-term debt, including capitalized leases	18,764	514

Total long-term debt	1,125,444	958,370
Less long-term debt payable within one year	65,983	19,946

Long-term debt, net	$1,059,461	$938,424

Included in Long-term debt in 2005 are $363 million of Euro Notes that were due in November 2005. The settlement of this obligation did not require the use of working capital in fiscal 2006 because the Company used the proceeds from the Euro Bonds issuance to retire the Euro Notes.

Principal amounts of Long-term debt payable in the five years ending June 30, 2007 through 2011 are $65,983, $49,631, $12,390, $46,154 and $355,960, respectively. The carrying value of the Company’s Long-term debt (excluding leases) was $1,123,234 and $957,856 at June 30, 2006 and 2005, respectively, and was estimated to have a fair value of $1,060,512 and $1,007,406, at June 30, 2006 and 2005, respectively. The fair value of the Long-term debt was estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements. At the Company’s present rating level, some of the debt agreements include a limitation on the Company’s ratio of secured debt to net tangible assets.

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

Lease Commitments - Future minimum rental commitments as of June 30, 2006, under noncancelable operating leases, which expire at various dates, are as follows: 2007-$55,302; 2008-$40,863; 2009-$29,255; 2010-$16,280; 2011-$13,001 and after 2011-$45,595.

Rental expense in 2006, 2005 and 2004 was $76,828, $64,521 and $63,638, respectively.

13 - 30

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

Pension cost for all plans was $158,702, $121,596 and $109,160 for 2006, 2005 and 2004, respectively. Pension cost for all defined benefit plans accounted for using SFAS No. 87, “Employers’ Accounting for Pensions,” was as follows:

	2006	2005	2004
Service cost	$79,376	$64,901	$67,103
Interest cost	134,489	129,609	119,770
Expected return on plan assets	(148,300)	(134,397)	(127,968)
Net amortization and deferral and other	88,909	58,274	47,025

Net periodic benefit cost	$154,474	$118,387	$105,930

Change in benefit obligation	2006	2005
Benefit obligation at beginning of year	$2,593,744	$2,177,110
Service cost	79,376	64,901
Interest cost	134,489	129,609
Actuarial (gain) loss	(112,959)	328,884
Benefits paid	(105,825)	(101,629)
Plan amendments	6,833	(7,694)
Acquisitions	28,729	7,199
Foreign currency translation and other	35,763	(4,636)

Benefit obligation at end of year	$2,660,150	$2,593,744

Change in plan assets
Fair value of plan assets at beginning of year	$1,749,810	$1,624,503
Actual gain on plan assets	225,987	106,274
Employer contributions	121,193	105,385
Benefits paid	(95,715)	(91,513)
Acquisitions	19,489	8,158
Foreign currency translation and other	27,574	(2,997)

Fair value of plan assets at end of year	$2,048,338	$1,749,810

Funded status
Plan assets (under) benefit obligation	$(611,812)	$(843,934)
Unrecognized net actuarial loss	723,281	984,702
Unrecognized prior service cost	84,776	88,062
Unrecognized initial net (asset) obligation	(180)	229

Net amount recognized	$196,065	$229,059

13 - 31

Amounts recognized on the Consolidated Balance Sheet	2006	2005
Prepaid benefit cost	$344,987	$366,675
Accrued benefit liability	(680,326)	(944,328)
Intangible asset	86,071	90,310
Accumulated other comprehensive loss	445,333	716,402

Net amount recognized	$196,065	$229,059

The accumulated benefit obligation for all defined benefit plans was $2,389,579 and $2,339,083 at June 30, 2006 and 2005, respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $2,612,299, $2,348,100 and $1,998,469, respectively, at June 30, 2006, and $2,543,461, $2,294,486 and $1,701,537, respectively, at June 30, 2005.

If the accumulated benefit obligation exceeds the fair value of plan assets, accounting rules require that the Company recognize a liability that is at least equal to the unfunded accumulated benefit obligation. Accordingly, a minimum pension liability of $531,404 and $806,712 has been recognized at June 30, 2006 and 2005, respectively. The net of tax effect of recording the minimum pension liability on shareholders’ equity was an increase of $167,008 in 2006 and a decrease of $154,377 in 2005. Under current accounting rules, the minimum pension liability could be reversed should the fair value of plan assets exceed the accumulated benefit obligation at the end of 2007.

The Company expects to contribute approximately $135 million to its defined benefit pension plans in 2007. The majority of the expected contribution is discretionary. Estimated future benefit payments in the five years ending June 30, 2007 through 2011 are $108,616, $109,762, $116,417, $123,251 and $130,752, respectively and $783,341 in the aggregate for the five years ending June 30, 2012 through June 30, 2016.

The assumptions used to measure net periodic benefit cost for the Company’s significant defined benefit plans are:

	2006	2005	2004
U.S. defined benefit plans
Discount rate	5.25%	6.25%	6.25%
Average increase in compensation	4.7%	4.9%	4.9%
Expected return on plan assets	8.75%	8.25%	8.25%

Non-U.S. defined benefit plans
Discount rate	2 to 5.5%	2 to 6.25%	2 to 6.75%
Average increase in compensation	1 to 4%	1 to 4%	1 to 3.5%
Expected return on plan assets	1 to 7.75%	1 to 7.75%	1 to 7.5%

13 - 32

The assumptions used to measure the benefit obligation for the Company’s significant defined benefit plans are:

	2006	2005
U.S. defined benefit plans
Discount rate	6.0%	5.25%
Average increase in compensation	4.7%	4.9%

Non-U.S. defined benefit plans
Discount rate	2.25 to 5.5%	2 to 5.5%
Average increase in compensation	1 to 4.25%	1 to 4%

The discount rate assumption is based on current rates of high-quality long-term corporate bonds over the same estimated time period that benefit payments will be required to be made. The expected return on plan assets assumption is based on the weighted-average expected return of the various asset classes in the plans’ portfolio. The asset class return is developed using historical asset return performance as well as current market conditions such as inflation, interest rates and equity market performance.

The weighted-average allocation of the majority of the assets related to defined benefit plans is as follows:

	2006	2005
Equity securities	66%	64%
Debt securities	31%	34%
Other	3%	2%

	100%	100%

The investment strategy for the defined benefit pension plan assets focuses on achieving prudent actuarial funding ratios while maintaining acceptable levels of risk. This strategy requires an investment portfolio that is broadly diversified across various asset classes and investment managers. The current weighted-average target asset allocation is 64% equity securities, 34% debt securities and 2% other. At June 30, 2006 and 2005, the plans’ assets included Company stock with market values of $93,043 and $74,350, respectively.

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

	2006	2005	2004
Allocated shares	8,280,848	9,558,612	9,453,916
Suspense shares	704,094	1,004,423	1,315,814

Total shares held by the ESOP	8,984,942	10,563,035	10,769,730

Fair value of suspense shares	$54,638	$62,284	$78,238

In 1999, the ESOP was leveraged and the loan was unconditionally guaranteed by the Company. The Company’s matching contribution and dividends on the shares held by the ESOP are used to repay the loan, and shares are released from the suspense account as the principal and interest are paid. The unreleased portion of the shares in the ESOP suspense account is not considered outstanding for purposes of earnings per share computations. Company contributions to the ESOP, recorded as compensation and interest expense, were $47,533 in 2006, $40,396 in 2005 and $37,208 in 2004. Dividends earned by the suspense shares and interest income within the ESOP totaled $1,017 in 2006, $962 in 2005 and $1,245 in 2004.

13 - 33

In 2004, the Company added to the employee savings plan a new separate account called the retirement income account (RIA). The RIA replaces the defined benefit pension plan for new employees hired at locations that previously offered a salary-based formula under the pension plan. Employees who were already under the salary-based formula in the pension plan were given the choice to stay in the pension plan or participate in the RIA. The Company makes a contribution to the participant’s RIA account each year, the amount of which is based on the participant’s age and years of service. Participants do not contribute to the RIA. Company contributions to the RIA were $6,479 in 2006 and $2,258 in 2005.

In addition to shares within the ESOP, as of June 30, 2006 employees have elected to invest in 2,135,223 shares of common stock within the Company Stock Fund of the Parker Retirement Savings Plan.

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

Postretirement benefit cost included the following components:

	2006	2005	2004
Service cost	$2,059	$1,885	$1,633
Interest cost	5,559	6,301	6,270
Net amortization and deferral	261	71	409

Net periodic benefit cost	$7,879	$8,257	$8,312

Change in benefit obligation	2006	2005
Benefit obligation at beginning of year	$119,969	$104,895
Service cost	2,059	1,885
Interest cost	5,559	6,301
Actuarial (gain) loss	(17,763)	11,348
Benefits paid	(6,816)	(6,908)
Acquisitions and other	(1,763)	2,448

Benefit obligation at end of year	$101,245	$119,969

Funded status
Benefit obligation in excess of plan assets	$(101,245)	$(119,969)
Unrecognized net actuarial loss	9,773	28,417
Unrecognized prior service cost	(3,788)	(2,646)

Net amount recognized	$(95,260)	$(94,198)

Amounts recognized on the Consolidated Balance Sheet:
Accrued benefit liability	$(95,260)	$(94,198)

13 - 34

The assumptions used to measure the net periodic benefit cost for postretirement benefit obligations are:

	2006	2005	2004
Discount rate	5.25%	6.25%	6.25%
Current medical cost trend rate	10.4%	9.8%	8.9%
Ultimate medical cost trend rate	5%	5%	5%
Medical cost trend rate decreases to ultimate in year	2014	2012	2010

The discount rate assumption used to measure the benefit obligation was 6.0% in 2006 and 5.25% in 2005.

Estimated future benefit payments for other postretirement benefits in the five years ending June 30, 2007 through 2011 are $7,086, $7,061, $6,984, $7,152 and $7,451, respectively and $37,669 in the aggregate for the five years ending June 30, 2012 through June 30, 2016.

A one percentage point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$994	$(791)
Effect on postretirement benefit obligation	$9,430	$(7,812)

Other - The Company has established nonqualified deferred compensation programs, which permit officers, directors and certain management employees annually to elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. Deferred compensation expense was $18,965, $13,622 and $20,006 in 2006, 2005 and 2004, respectively.

The Company has invested in corporate-owned life insurance policies to assist in meeting the obligation under these programs. The policies are held in a rabbi trust and are recorded as assets of the Company.

13 - 35

11. Shareholders’ Equity

	2006	2005	2004
Common Shares
Balance July 1	$60,219	$59,856	$59,143
Shares issued under stock incentive plans (2006 – 246,615; 2005 – 726,224; 2004 – 1,425,321)	123	363	713

Balance June 30	$60,342	$60,219	$59,856

Additional Capital
Balance July 1	$478,219	$451,891	$389,021
Stock option exercise activity	(32,243)	1,385	34,825
Stock-based compensation expense	33,448
Tax benefit of stock options	20,406	16,520	13,627
Restricted stock issued	603	214	2,088
Shares related to ESOP	10,436	8,209	12,330

Balance June 30	$510,869	$478,219	$451,891

Retained Earnings
Balance July 1	$3,352,888	$2,840,787	$2,584,268
Net income	673,167	604,692	345,783
Cash dividends paid on common shares, net of tax benefits	(109,643)	(92,591)	(89,264)

Balance June 30	$3,916,412	$3,352,888	$2,840,787

Unearned Compensation Related to ESOP
Balance July 1	$(36,818)	$(48,868)	$(63,418)
Unearned compensation related to ESOP debt guarantee	11,009	12,050	14,550

Balance June 30	$(25,809)	$(36,818)	$(48,868)

Deferred Compensation Related to Stock Options
Balance July 1 and June 30	$2,347	$2,347	$2,347

Accumulated Other Comprehensive Income (Loss)
Balance July 1	$(470,964)	$(311,710)	$(445,982)
Foreign currency translation (net of tax of: 2006 – $47,864; 2005 – $8,080; 2004 – $2,027)	103,842	13,138	34,487
Unrealized (loss) gain on marketable securities (net of tax of: 2006 – $5; 2005 – $6,451; 2004 – $4,979)	(8)	(10,706)	8,262
Realized (gain) loss on marketable securities (net of tax of: 2006 – $11; 2005 – $7; 2004 – $1,802)	(18)	9	(2,990)
Minimum pension liability (net of tax of: 2006 – $110,068; 2005 – $93,127; 2004 – $44,464)	167,008	(154,377)	94,513
Unrealized gain (loss) on cash flow hedges (net of tax of: 2006 – $3,096; 2005 – $4,410)	5,161	(7,318)
Realized loss on cash flow hedges (net of tax of: 2006 – $96)	160

Balance June 30	$(194,819)	$(470,964)	$(311,710)

Common Stock in Treasury
Balance July 1	$(45,744)	$(11,849)	$(4,468)
Shares purchased at cost (2006 – 742,100; 2005 – 1,000,000; 2004 – 224,891)	(52,409)	(61,781)	(12,691)
Shares issued under stock incentive plans (2006 – 979,464; 2005 – 413,582; 2004 – 135,291)	61,530	23,779	6,021
Restricted stock issued (surrendered)	8,484	4,107	(711)

Balance June 30	$(28,139)	$(45,744)	$(11,849)

13 - 36

Included in the 2006 tax amount for foreign currency translation adjustments is $38.8 million related to prior year deferred taxes associated with the retirement of the Euro Notes in November 2005.

Shares surrendered upon exercise of stock options: 2006 – 680,110; 2005 – 655,385; 2004 – 737,594.

Share Repurchases - The Company has a program to repurchase up to 5.0 million of the Company’s common shares per year on the open market, at prevailing prices, including the systematic repurchase of up to $20 million in common shares each fiscal quarter. At June 30, 2006, the remaining authorization to repurchase was 9.67 million shares. Repurchases are primarily funded from operating cash flows, and the shares are initially held as treasury stock.

12. Stock Incentive Plans

Stock-Based Awards - The Company’s stock incentive plans provide for the granting of nonqualified options and stock appreciation rights (SARs) to officers, directors and key employees of the Company. The nonqualified options allow the recipient to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the date the stock-based awards are granted. Outstanding options and SARs are exercisable from one to three years after the date of grant and expire no more than ten years after grant. The Company satisfies stock option and SAR exercises by issuing common shares out of treasury, which have been repurchased pursuant to the Company’s share repurchase program described in Note 11, or through the issuance of previously unissued common shares.

13 - 37

On July 1, 2005, the Company adopted the provisions of FASB Statement No. 123 (revised 2004) and elected to use the modified prospective transition method. The modified prospective transition method requires that compensation cost be recognized in the financial statements for all awards granted after the date of adoption as well as for existing awards for which the requisite service has not been rendered as of the date of adoption and requires that prior periods not be restated. Prior to the adoption of FASB Statement No. 123 (revised 2004), the Company used the intrinsic-value based method to account for stock-based awards and made no charges against earnings with respect to awards granted as the grant price equaled the market price of the underlying common shares on the date of grant. The adoption of FASB Statement No. 123 (revised 2004) reduced Income from continuing operations before income taxes in 2006 by $33,448 and reduced Net income in 2006 by $21,766 ($.18 per basic and diluted share). The adoption of FASB Statement No. 123 (revised 2004) had an immaterial effect on the Consolidated Statement of Cash Flows in 2006.

The Company derives a tax deduction measured by the excess of the market value over the grant price at the date stock-based awards are exercised. The related tax benefit is credited to Additional capital as the Company is currently in a windfall tax benefit position. The Company has elected to use the “short-cut method” to calculate the historical pool of windfall tax benefits upon adoption of FASB Statement No. 123 (revised 2004).

See Note 1 on page 13-22 for disclosure of pro forma information regarding Net income and Earnings per share as if the fair value based method had been applied to all outstanding and nonvested awards in 2005 and 2004.

The fair values for the significant stock-based awards granted in 2006, 2005 and 2004 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2006	2005	2004
Risk-free interest rate	4.2%	3.5%	3.4%
Expected life of award	5.4 yrs	4.2 yrs	4.4 yrs
Expected dividend yield of stock	1.6%	1.7%	1.7%
Expected volatility of stock	33.1%	32.7%	36.8%
Weighted-average fair value	$21.29	$14.97	$14.38

The expected life of the award was derived by referring to actual exercise experience. The expected volatility of stock was derived by referring to changes in the Company’s historical common stock prices over a timeframe similar to the expected life of the award. The Company has no reason to believe that future stock volatility is likely to materially differ from historical volatility.

Stock-based award activity during 2006 is as follows (aggregate intrinsic value in millions):

	Number Of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual term	Aggregate Intrinsic Value
Outstanding June 30, 2005	8,238,619	$45.35

Granted	1,585,769	66.70
Exercised	(1,901,313)	42.58
Canceled	(62,624)	55.95

Outstanding June 30, 2006	7,860,451	$50.24	6.7 years	$215.4

Exercisable June 30, 2006	5,509,557	$44.97	5.9 years	$179.8

13 - 38

A summary of the status and changes of shares subject to stock-based awards and the related average price per share follows:

	Number of Shares	Weighted Average Grant date Fair Value
Nonvested June 30, 2005	2,830,830	$14.73

Granted	1,585,769	21.29
Vested	(2,021,919)	14.72
Canceled	(43,786)	17.58

Nonvested June 30, 2006	2,350,894	$19.14

At June 30, 2006, $14,468 of expense with respect to nonvested stock-based awards has yet to be recognized and will be amortized into expense over a weighted-average period of approximately 18 months. The total fair value of shares vested during 2006, 2005 and 2004 was $29,784, $31,597 and $31,139, respectively.

Information related to stock-based awards exercised during 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Net cash proceeds	$52,879	$37,453	$50,271
Intrinsic value	47,401	51,387	41,202
Income tax benefit	20,516	16,391	13,453

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

Restricted Shares for LTIP Plan	2006	2005	2004
Number of shares issued	136,922	66,393	19,566
Average share value on date of issuance	$65.65	$60.52	$47.29
Total value	$8,989	$4,018	$925

Under the Company’s 2004-05-06 LTIP a payout of shares of restricted stock from the Company’s 2003 Stock Incentive Program will be issued to certain key employees in 2007. The balance of the 2004-05-06 LTIP payout will be made as deferred cash compensation (if elected by the participant) or in cash. The total payout, valued at $25,091 has been accrued over the three years of the plan.

In addition, non-employee members of the Board of Directors have been given the opportunity to receive all or a portion of their fees in the form of restricted stock. These shares vest ratably, on an annual basis, over the term of office of the director. In 2006, 2005 and 2004, 6,778, 3,132 and 9,382 shares, respectively, were issued in lieu of directors’ fees. During 2006, 2,442 shares of the restricted stock was surrendered upon the death of a director.

At June 30, 2006, the Company had 15,912,427 common shares reserved for issuance in connection with its stock incentive plans.

13 - 39

13. Shareholders’ Protection Rights Agreement

The Board of Directors of the Company declared a dividend of one Right for each share of Common Stock outstanding on February 17, 1997 in relation to the Company’s Shareholder Protection Rights Agreement. As of June 30, 2006, 120,315,195 shares of Common Stock were reserved for issuance under this Agreement. Under certain conditions involving acquisition of or an offer for 15 percent or more of the Company’s Common Stock, all holders of Rights, except an acquiring entity, would be entitled to purchase, at an exercise price of $100, a value of $200 of Common Stock of the Company or an acquiring entity, or at the option of the Board, to exchange each Right for one share of Common Stock. The Rights remain in existence until February 17, 2007, unless earlier redeemed (at one cent per Right), exercised or exchanged under the terms of the agreement. In the event of an unfriendly business combination attempt, the Rights will cause substantial dilution to the person attempting the business combination. The Rights should not interfere with any merger or other business combination that is in the best interest of the Company and its shareholders since the Rights may be redeemed.

14. Research and Development

Research and development costs amounted to $203,702 in 2006, $164,229 in 2005 and $141,988 in 2004. These amounts include both costs incurred by the Company related to independent research and development initiatives as well as costs incurred in connection with research and development contracts. Costs incurred in connection with research and development contracts amounted to $37,532 in 2006, $34,757 in 2005 and $48,013 in 2004. These costs are included in the total research and development cost for each of the respective years.

15. Contingencies

The Company is involved in various litigation arising in the normal course of business, including proceedings based on product liability claims, workers’ compensation claims and alleged violations of various environmental laws. The Company is self-insured in the United States for health care, workers’ compensation, general liability and product liability up to predetermined amounts, above which third party insurance applies. Management regularly reviews the probable outcome of these proceedings, the expenses expected to be incurred, the availability and limits of the insurance coverage, and the established accruals for liabilities. While the outcome of pending proceedings cannot be predicted with certainty, management believes that any liabilities that may result from these proceedings will not have a material adverse effect on the Company’s liquidity, financial condition or results of operations.

Environmental - The Company is currently responsible for environmental remediation at 34 manufacturing facilities presently or formerly operated by the Company and has been named as a “potentially responsible party,” along with other companies, at two off-site waste disposal facilities and three regional sites.

As of June 30, 2006, the Company has a reserve of $18,374 for environmental matters, which are probable and reasonably estimable. This reserve is recorded based upon the best estimate of costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities and the amount of the Company’s liability in proportion to other responsible parties. This reserve is net of $3,419 for discounting, primarily at a 4.5 percent discount rate, a portion of the costs at 31 locations to operate and maintain remediation treatment systems as well as gauge treatment system effectiveness through monitoring and sampling over periods up to 30 years.

The Company’s estimated total liability for the above mentioned sites ranges from a minimum of $18,374 to a maximum of $71,872. The largest range for any one site is approximately $8.3 million. The actual costs to be incurred by the Company will be dependent on final determination of remedial action required, negotiations with federal and state agencies, changes in regulatory requirements and technology innovation, the effectiveness of remedial technologies employed, the ability of other responsible parties to pay, and any insurance or third party recoveries.

13 - 40

16. Quarterly Information (Unaudited)

2006 (a)	1st	2nd	3rd	4th	Total
Net sales	$2,113,551	$2,157,537	$2,498,068	$2,616,732	$9,385,888
Gross profit	457,798	451,854	545,877	562,741	2,018,270
Income from continuing operations	143,848	129,024	177,523	187,881	638,276
Net income	172,732	129,024	177,523	193,888	673,167
Diluted earnings per share from continuing operations	1.19	1.07	1.46	1.55	5.28
Net diluted earnings per share	1.43	1.07	1.46	1.59	5.57

2005 (b)	1st	2nd	3rd	4th	Total
Net sales	$1,877,915	$1,905,931	$2,112,462	$2,172,497	$8,068,805
Gross profit	400,221	389,026	423,658	464,423	1,677,328
Income from continuing operations	126,036	110,413	140,646	156,071	533,166
Net income	132,783	171,127	139,370	161,412	604,692
Diluted earnings per share from continuing operations	1.05	.91	1.16	1.30	4.43
Net diluted earnings per share	1.11	1.41	1.15	1.34	5.02

Earnings per share amounts are computed independently for each of the quarters presented, therefore, the sum of the quarterly earnings per share amounts may not equal the total computed for the year.

(a)	Income from continuing operations for the first quarter includes a $2,770 charge ($1,731 after-tax or $.01 per diluted share) related to business realignment costs. Income from continuing operations for the second quarter includes a $3,914 charge ($2,442 after-tax or $.02 per diluted share) related to business realignment costs. Income from continuing operations for the third quarter includes a $5,117 charge ($3,193 after-tax or $.03 per diluted share) related to business realignment costs. Income from continuing operations for the fourth quarter includes a $7,566 charge ($4,676 after-tax or $.04 per diluted share) related to business realignment costs. Net income for the first quarter includes an after-tax gain of $27,753 ($.23 per diluted share) related to the divestiture of a business. Net income for the fourth quarter includes an after-tax gain of $6,007 ($.04 per diluted share) resulting from additional accounting adjustments related to the gain on the divestiture of a business.
(b)	Income from continuing operations for the first quarter includes a $1,459 charge ($910 after-tax or $.01 per diluted share) related to business realignment costs. Income from continuing operations for the second quarter includes a $1,056 charge ($659 after-tax or $.01 per diluted share) related to business realignment costs. Income from continuing operations for the third quarter includes a $6,267 charge ($3,911 after-tax or $.03 per diluted share) related to business realignment costs. Income from continuing operations for the fourth quarter includes a $5,481 charge ($3,420 after-tax or $.03 per diluted share) related to business realignment costs. Net income for the second quarter includes an after-tax gain of $55,352 ($.47 per diluted share) related to the divestiture of a business. Net income for the third quarter includes an after-tax loss of $2,805 ($.03 per diluted share) resulting from additional accounting adjustments related to the gain on the divestiture of a business.

13 - 41

17. Stock Prices and Dividends (Unaudited)

(In dollars)	1st	2nd	3rd	4th	Full Year
2006
High	$68.65	$70.55	$83.39	$86.99	$86.99
Low	60.31	60.73	65.16	71.14	60.31
Dividends	.230	.230	.230	.230	.920

2005
High	$59.42	$78.42	$76.23	$62.98	$78.42
Low	53.14	58.65	59.12	56.80	53.14
Dividends	.190	.190	.200	.200	.780

2004
High	$50.85	$59.80	$61.00	$59.96	$61.00
Low	40.76	44.57	53.50	51.73	40.76
Dividends	.190	.190	.190	.190	.760

Common Stock Listing: New York Stock Exchange, Stock Symbol PH

13 - 42

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

We assessed the effectiveness of our internal control over financial reporting as of June 30, 2006. We have excluded 13 entities from our evaluation of internal control over financial reporting as of June 30, 2006 because the entities were acquired in purchase business combinations during the year ended June 30, 2006. On a combined basis, the entities represent approximately 8.0% of total assets and 5.5% of total revenues as of and for the fiscal year ended June 30, 2006. In making this assessment, we used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control-Integrated Framework.” We concluded that based on our assessment, the Company’s internal control over financial reporting was effective as of June 30, 2006.

Our assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Donald E. Washkewicz	/s/ Timothy K. Pistell
Chairman and	Executive Vice President – Finance
Chief Executive Officer	and Administration and
Chief Financial Officer

13 - 43

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

of Parker Hannifin Corporation:

We have completed integrated audits of Parker Hannifin Corporation’s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of June 30, 2006 and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the consolidated financial statements listed in the accompanying index appearing under Item 15(a)(1), present fairly, in all material respects, the financial position of Parker Hannifin Corporation and its subsidiaries (the “Company”) at June 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2006, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index appearing under Item 15(a)(1), presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 12 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in fiscal 2006.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of June 30, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

13 - 44

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

As described in Management’s Report on Internal Control Over Financial Reporting, management has excluded 13 entities from its assessment of internal control over financial reporting as of June 30, 2006 because they were acquired by the Company in purchase business combinations during the year ended June 30, 2006. We have also excluded these 13 entities from our audit of internal control over financial reporting. The excluded entities are wholly-owned subsidiaries whose total assets and total revenues represent 8.0% and 5.5%, respectively, of the related consolidated financial statement amounts as of and for the year ended June 30, 2006.

/s/ PricewaterhouseCoopers LLP
Cleveland, Ohio
August 16, 2006

13 - 45

Five-Year Financial Summary

(Amounts in thousands, except per share information)	2006 (a)	2005	2004	2003	2002
Net sales	$9,385,888	$8,068,805	$6,887,596	$6,222,452	$6,149,122
Cost of sales	7,367,618	6,391,477	5,577,888	5,165,523	5,116,570
Selling, general and administrative expenses	1,036,646	860,278	765,570	687,455	686,485
Goodwill impairment loss			1,033		39,516
Interest expense	75,763	66,869	73,144	81,249	82,484
Income taxes	261,682	205,105	140,871	97,246	87,886
Income - continuing operations	638,276	533,166	332,085	189,362	130,150
Net income	673,167	604,692	345,783	196,272	130,150
Basic earnings per share - continuing operations	5.35	4.49	2.82	1.63	1.13
Diluted earnings per share - continuing operations	5.28	4.43	2.79	1.62	1.12
Basic earnings per share	5.65	5.09	2.94	1.69	1.13
Diluted earnings per share	$5.57	$5.02	$2.91	$1.68	$1.12
Average number of shares outstanding - Basic	119,211	118,795	117,708	116,382	115,409
Average number of shares outstanding - Diluted	120,884	120,449	119,006	116,895	116,061
Cash dividends per share	$.920	$.780	$.760	$.740	$.720
Net income as a percent of net sales	7.2%	7.5%	5.0%	3.2%	2.1%
Return on average assets	9.0%	9.3%	5.7%	3.4%	2.3%
Return on average equity	17.8%	19.1%	12.6%	7.7%	5.1%

Book value per share	$35.46	$28.14	$25.24	$21.63	$22.26
Working capital	$1,457,873	$1,454,883	$1,260,036	$950,286	$875,781
Ratio of current assets to current liabilities	1.9	2.1	2.0	1.7	1.6
Plant and equipment, net	$1,693,794	$1,581,348	$1,574,988	$1,641,532	$1,696,965
Total assets	8,173,432	6,860,703	6,194,701	5,938,209	5,752,583
Long-term debt	1,059,461	938,424	953,796	966,332	1,088,883
Shareholders’ equity	$4,241,203	$3,340,147	$2,982,454	$2,520,911	$2,583,516
Debt to debt-equity percent	21.1%	22.5%	24.9%	35.6%	36.8%

Depreciation	$245,681	$245,206	$239,106	$246,267	$231,235
Capital expenditures	$198,113	$154,905	$138,291	$156,342	$206,564
Number of employees	57,073	50,019	47,433	46,787	48,176
Number of shareholders	57,986	54,632	54,683	51,154	53,001
Number of shares outstanding at year-end	119,611	118,689	118,168	116,526	116,051

(a)	- Includes the effect of expensing stock-based compensation awards as required by SFAS No. 123R.

13 - 46