Form 10-K/A, Exhibit 13
period 2007-06-30
PARKER HANNIFIN CORP
filed 2007-09-07
CIK 76334

Exhibit 13

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

A summary of the Company’s defined benefit pension plans follows:

Benefit cost	2007	2006	2005
Service cost	$79,136	$79,376	$64,901
Interest cost	151,030	134,489	129,609
Expected return on plan assets	(175,170)	(148,300)	(134,397)
Net amortization and deferral and other	70,976	88,909	58,274

Net periodic benefit cost	$125,972	$154,474	$118,387

Change in benefit obligation	2007	2006
Benefit obligation at beginning of year	$2,660,150	$2,593,744
Service cost	79,136	79,376
Interest cost	151,030	134,489
Actuarial (gain)	(105,183)	(112,959)
Benefits paid	(126,933)	(105,825)
Plan amendments	9,617	6,833
Acquisitions	28,019	28,729
Foreign currency translation and other	47,494	35,763

Benefit obligation at end of year	$2,743,330	$2,660,150

Change in plan assets

Fair value of plan assets at beginning of year	$2,048,338	$1,749,810
Actual gain on plan assets	311,390	225,987
Employer contributions	207,331	121,193
Benefits paid	(122,378)	(95,715)
Acquisitions	17,601	19,489
Foreign currency translation and other	38,137	27,574

Fair value of plan assets at end of year	$2,500,419	$2,048,338

Funded status

Plan assets (under) benefit obligation	$(242,911)	$(611,812)
Unrecognized net actuarial loss		723,281
Unrecognized prior service cost		84,776
Unrecognized initial net (asset)		(180)

Net amount recognized	$(242,911)	$196,065

13 - 29

Amounts recognized on the Consolidated

Balance Sheet	2007	2006
Investments and other assets	$11,808	$431,058
Other accrued liabilities	(10,863)
Pensions and other postretirement benefits	(243,856)	(680,326)
Accumulated other comprehensive loss		445,333

Net amount recognized	$(242,911)	$196,065

Amounts recognized in Accumulated
Other Comprehensive (Loss)	2007
Net actuarial loss	$435,401
Prior service cost	82,157
Transition (asset)	(160)

Amount recognized	$517,398

The presentation of the amounts recognized on the Consolidated Balance Sheet and in Accumulated Other Comprehensive (Loss) is before the effect of income taxes.

The estimated amount of net actuarial loss, prior service cost and transition asset that will be amortized from accumulated other comprehensive (loss) into net periodic benefit pension cost in 2008 is $35,887, $12,501 and $66, respectively.

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