Form 10-K, Exhibit 13
period 2008-06-30
PARKER HANNIFIN CORP
filed 2008-08-28
CIK 76334

Exhibit 13

Exhibit (13) to Report

On Form 10-K for Fiscal

Year Ended June 30, 2008

By Parker-Hannifin Corporation

Forward-Looking Statements

Forward-looking statements contained in this Annual Report and other written reports and oral statements are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. All statements regarding future performance, earnings projections, events or developments are forward-looking statements. It is possible that the Company’s future performance and earnings projections of the Company may differ materially from current expectations, depending on economic conditions within its mobile, industrial and aerospace markets, and the Company’s ability to maintain and achieve anticipated benefits associated with announced realignment activities, strategic initiatives to improve operating margins, and growth, innovation and global diversification initiatives. A change in economic conditions in individual markets may have a particularly volatile effect on segment performance. Among other factors which may affect future performance are:

•	changes in business relationships with and purchases by or from major customers or suppliers, including delays or cancellations in shipments, or significant changes in financial condition,

•	uncertainties surrounding timing, successful completion or integration of acquisitions,

•	threats associated with and efforts to combat terrorism,

•	uncertainties surrounding the ultimate resolution of outstanding litigation,

•	competitive market conditions and resulting effects on sales and pricing,

•	increases in raw material costs that cannot be recovered in product pricing,

•	the Company’s ability to manage costs related to employee retirement and health care benefits and insurance, and

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

13 - 1

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

The Company is a leading worldwide diversified manufacturer of motion and control technologies and systems, providing precision engineered solutions for a wide variety of mobile, industrial and aerospace markets.

The Company’s order rates provide a near-term perspective of the Company’s outlook particularly when viewed in the context of prior and future order rates. The Company publishes its order rates on a quarterly basis. The lead time between the time an order is received and revenue is realized generally ranges from one day to 12 weeks for mobile and industrial orders and from one day to 18 months for aerospace orders. The Company believes the leading economic indicators of these markets that have a strong correlation to the Company’s future order rates are as follows:

•	Institute of Supply Management (ISM) index of manufacturing activity with respect to North American mobile and industrial markets;

•	Purchasing Managers Index (PMI) on manufacturing activity with respect to most International mobile and industrial markets;

•	Aircraft miles flown and revenue passenger miles for commercial aerospace markets and Department of Defense spending for military aerospace markets; and

•	Housing starts with respect to the North American residential air conditioning market.

ISM and PMI indexes above 50 indicate that the manufacturing economy is expanding, resulting in the expectation that the Company’s order rates in the mobile and industrial markets in the respective geographic areas should be positive year-over-year. ISM and PMI indexes below 50 would indicate the opposite effect. The ISM index at the end of fiscal 2008 was 50.2 and the PMI for the Eurozone countries was 49.2 at the end of fiscal 2008. With respect to the commercial aerospace market, aircraft miles flown and revenue passenger miles in 2008 have shown moderate improvement over comparable fiscal 2007 levels. The Company anticipates that both aircraft miles flown and revenue passenger miles in fiscal 2009 will be lower than their fiscal 2008 levels. The Company anticipates that Department of Defense spending in fiscal 2009 will be about 4 percent higher than the fiscal 2008 level. Housing starts in June 2008 were approximately 27 percent lower than housing starts in June 2007. The Company does not anticipate housing starts to improve in fiscal 2009.

The Company also believes that there is a high correlation between interest rates and Industrial manufacturing activity. Increases in interest rates typically have a negative impact on industrial production thereby lowering future order rates while decreases in interest rates typically have the opposite effect.

The Company’s major opportunities for growth are as follows:

•	Leveraging the Company’s broad product line with customers desiring to consolidate their vendor base and outsource system engineering;

•	Marketing systems solutions for customer applications;

•	Expanding the Company’s business presence outside of North America;

•	Introducing new products, including those resulting from the Company’s innovation initiatives;

•	Completing strategic acquisitions in a consolidating motion and control industry; and

•	Expanding the Company’s vast distribution network.

The financial condition of the Company remains strong as evidenced by the continued generation of substantial cash flows from operating activities, which were $1,317 million or 10.8 percent of sales in fiscal 2008, a debt to debt-equity ratio of 28.3 percent, ample borrowing capabilities and strong short-term credit ratings.

13 - 2

Many acquisition opportunities remain available to the Company within its target markets. During fiscal 2008, the Company completed 10 acquisitions whose aggregate annual revenues were approximately $546 million. The Company believes that future financial results will reflect the benefit of an efficient integration of the companies recently acquired. Acquisitions will continue to be considered from time to time to the extent there is a strong strategic fit, while at the same time, maintaining the Company’s strong financial position. The Company will also continue to assess the strategic fit of its existing businesses and initiate efforts to divest businesses that are not considered to be a good long-term fit for the Company. Future business divestitures could have a negative effect on the Company’s results of operations.

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

Discussion of Consolidated Statement of Income

The Consolidated Statement of Income summarizes the Company’s operating performance over the last three fiscal years.

(millions)	2008	2007	2006
Net sales	$12,146	$10,718	$9,386
Gross profit margin	23.1%	22.8%	21.5%
Selling, general and administrative expenses	$1,364	$1,227	$1,037
Interest expense	99	83	76
Other expense (income), net	20	(7)	(9)
(Gain) loss on disposal of assets	(3)	(17)	15
Effective tax rate from continuing operations	28.4%	28.4%	29.1%
Income from continuing operations	$949	$830	$638
Income from continuing operations, as a percent of sales	7.8%	7.7%	6.8%
Discontinued operations			$35
Net income	$949	$830	$673

Net sales in 2008 were 13.3 percent higher than 2007. The increase in sales in 2008 primarily reflects higher volume experienced in the Industrial International and Aerospace Segments. Acquisitions completed within the last 12 months contributed about 26 percent of the net sales increase. The effect of currency rate changes increased net sales by approximately $544 million.

Net sales in 2007 were 14.2 percent higher than 2006. The increase in sales in 2007 primarily reflects higher volume experienced across all Segments. Acquisitions completed in fiscal 2007 contributed about 45 percent of the net sales increase. The effect of currency rate changes increased net sales by approximately $241 million.

13 - 3

During 2008, the Company experienced strong business conditions in most of the markets of the Industrial International businesses and in some of the markets in the Aerospace Segment. Recessionary-like business conditions were experienced in a number of markets in the Industrial North America businesses and the Climate & Industrial Controls Segment. For 2009, the Company expects the strong business conditions experienced in the Industrial International businesses and the original equipment manufacturer portion of the Aerospace Segment to continue although at a slower rate of growth. Business conditions in the Industrial North American operations and the Climate & Industrial Controls Segment are expected to remain relatively the same. The Company anticipates business conditions in the commercial aftermarket business of the Aerospace Segment will weaken some as airlines reduce flight schedules in response to higher fuel costs.

Gross profit margin was higher in 2008 and 2007 primarily due to a combination of the increase in sales and the effects of the Company’s financial performance initiatives, especially in the Industrial International businesses. Current-year acquisitions, not yet fully integrated, negatively affected the current-year gross margin. Included in gross profit in 2008, 2007 and 2006 are business realignment charges of $5.3 million, $15.0 million and $17.5 million, respectively.

Selling, general and administrative expenses increased 11.2 percent in 2008 and increased 18.3 percent in 2007. The increase in 2008 is primarily due to the higher sales volume, current-year acquisitions as well as higher expenses related to professional fees. The increase in 2007 is primarily due to higher sales volume as well as higher expenses related to research and development, incentive compensation and professional fees. Selling, general and administrative expenses, as a percent of sales, were 11.2 percent in 2008, 11.4 percent in 2007 and 11.0 percent in 2006.

Interest expense in 2008 increased primarily due to higher average debt outstanding. The increase in borrowings primarily related to the funding of the accelerated stock repurchase program, which is described in Note 11 to the Consolidated Financial Statements, and current-year acquisition activity. Interest expense increased in 2007 primarily due to higher average debt outstanding as well as higher interest rates, primarily on commercial paper borrowings.

Other expense (income), net increased in 2008 primarily due to the establishment of a reserve for known and potential civil damages related to ongoing litigation which is described in Note 15 to the Consolidated Financial Statements.

(Gain) loss on disposal of assets includes plant and equipment disposals, divestitures of businesses and miscellaneous asset adjustments.

(millions)	2008	2007	2006
Plant and equipment disposals	$(4)	$(11)	$(1)
Divestitures	(2)	(6)	10
Asset adjustments	3		6

The amount for divestitures in 2007 primarily relates to the final accounting for a business divested in 2002. The amount for divestitures in 2006 primarily relates to the sale of the Thermoplastics division.

Effective tax rate from continuing operations in 2008 remained at the 2007 level primarily due to the increase in foreign tax rate differences being offset by a lower amount of research and development tax credits. The effective tax rate in 2007 was lower primarily due to a higher amount of research and development tax credits received in 2007 as compared to 2006.

Income from continuing operations—In addition to the individual income statement items discussed above, the Company’s qualified defined benefit plans positively affected net income in 2008 and 2007 due to a decrease in expense of approximately $12 million and $21 million, respectively, both primarily due to changes in actuarial assumptions and the amortization of actuarial losses.

13 - 4

Discontinued operations represent the operating results and related gain on the sale, net of tax, of the Astron Buildings business which was divested in August 2005.

Other comprehensive income (loss)—Items included in other comprehensive income (loss) are gains and losses that under generally accepted accounting principles are recorded directly into Shareholders’ equity. See Note 11 to the Consolidated Financial Statements for further information.

Discussion of Business Segment Information

The Business Segment information presents sales, operating income and assets on a basis that is consistent with the manner in which the Company’s various businesses are managed for internal review and decision-making. See Note 1 to the Consolidated Financial Statements for a description of the Company’s reportable business segments.

Industrial Segment (millions)

	2008	2007	2006
Sales
North America	$4,250	$4,064	$3,993
International	5,006	3,901	2,903
Operating income
North America	608	598	597
International	789	533	354
Operating income as a percent of sales
North America	14.3%	14.7%	15.0%
International	15.8%	13.7%	12.2%
Backlog	$1,744	$1,393	$1,178
Assets	8,122	6,364	5,835
Return on average assets	19.3%	18.6%	18.5%

Sales in 2008 for the Industrial North American operations increased 4.6 percent compared to an increase of 1.8 percent from 2006 to 2007. The increase in sales in 2008 was primarily due to acquisitions as well as higher demand experienced from distributors and higher end-customer demand experienced in the construction equipment, farm and agriculture, oil and gas and general industrial machinery markets, partially offset by lower end-customer demand in the heavy-duty truck, automotive, semiconductor and residential construction markets. Acquisitions accounted for all of the sales increase in 2007. Excluding acquisitions, sales were lower in 2007 as a result of lower end-user demand experienced in several markets, most notably automotive, heavy-duty truck and construction equipment.

Sales in the Industrial International operations increased 28.3 percent in 2008 following an increase of 34.4 percent from 2006 to 2007. The sales increase in 2008 was primarily due to higher volume across most markets, particularly Europe and the Asia Pacific region as well as acquisitions, which accounted for about 20 percent of the increase. The sales increase in 2007 was primarily due to acquisitions, which accounted for about 40 percent of the sales increase, as well as higher volume in Europe, Latin America and the Asia Pacific region. Foreign currency rate changes, primarily the weakening of the U.S. dollar against the Euro, increased net sales in 2008 by $476 million.

The lower Industrial North American operating margins in 2008 were primarily due to higher expenses associated with new product development and higher material costs more than offsetting the higher sales volume. The lower Industrial North American operating margins in 2007 were primarily due to the lower volume, higher business realignment charges and higher raw material costs more than offsetting margin improvement from lean manufacturing initiatives. Acquisitions, not yet fully integrated, negatively impacted margins in both 2008 and 2007. Included in Industrial North American operating income in 2008, 2007 and 2006 are business realignment charges of $4.5 million, $9.8 million and $5.4 million, respectively. The business realignment charges resulted from actions the Company took to structure the Industrial North American operations to operate in their then current economic environment and primarily consisted of severance costs and costs relating to the consolidation of manufacturing operations.

13 - 5

The Industrial International operating margin improvement in 2008 and 2007 was primarily due to a combination of the higher sales volume and benefits realized from the Company’s financial performance initiatives. Acquisitions, not fully integrated, negatively impacted margins in 2008 and 2007. Operating income in 2008, 2007 and 2006 included $0.4 million, $8.9 million and $10.3 million, respectively, of business realignment charges that were taken to appropriately structure operations primarily in Europe.

The Company anticipates Industrial North American sales for 2009 to increase between 5.1 percent to 5.5 percent from the fiscal 2008 level and Industrial International sales for fiscal 2009 to increase between 6.5 percent to 6.9 percent from the fiscal 2008 level. Industrial North American operating margins in 2009 are expected to range from 14.0 percent to 14.6 percent and Industrial International margins are expected to range from 15.5 percent to 16.1 percent. The Company expects to continue to take actions necessary to structure appropriately the operations of the Industrial Segment. Such actions may include the necessity to record business realignment charges in 2009.

The increase in total Industrial Segment backlog in 2008 and 2007 was primarily due to higher order rates in the Industrial International businesses.

The increase in assets in 2008 and 2007 was primarily due to current-year acquisitions and the effect of currency fluctuations. The increase in assets in 2008 was also due to increases in cash, accounts receivable and inventory.

Aerospace Segment (millions)

	2008	2007	2006
Sales	$1,838	$1,685	$1,505
Operating income	251	270	221
Operating income as a percent of sales	13.6%	16.0%	14.7%
Backlog	$1,737	$1,359	$1,328
Assets	922	779	748
Return on average assets	29.5%	35.4%	31.4%

Sales in 2008 increased 9.0 percent compared to an increase of 12.0 percent from 2006 to 2007. The increase in sales in both 2008 and 2007 was primarily due to an increase in both commercial original equipment manufacturer (OEM) and aftermarket volume. The sales increase in 2008 was partially offset by lower military aftermarket volume.

The lower margins in 2008 were primarily due to a higher concentration of sales occurring in the lower margin OEM businesses as well as higher engineering development costs and an increase in contract reserves related to certain programs. The higher margins in 2007 were primarily due to the increased volume, with a higher concentration of sales occurring in the aftermarket businesses.

The increase in backlog in 2008 was primarily due to higher order rates, especially in the commercial OEM businesses. Shipments in 2007 were about the same as order rates resulting in a slight change in backlog from 2006. For 2009, sales are expected to increase between 3.7 percent to 4.1 percent from the fiscal 2008 level and operating margins are expected to range from 12.7 percent to 13.3 percent. Heavier concentration of commercial OEM volume in future product mix and higher than currently expected new product development costs could result in lower margins.

The increase in assets in 2008 and 2007 was primarily due to increases in accounts receivable and inventory. The increase in assets in 2008 was also due to current-year acquisitions.

13 - 6

Climate & Industrial Controls Segment (millions)

	2008	2007	2006
Sales	$1,051	$1,068	$985
Operating income	59	82	83
Operating income as a percent of sales	5.7%	7.7%	8.5%
Backlog	$170	$183	$190
Assets	805	831	828
Return on average assets	7.3%	9.9%	10.9%

Sales in 2008 decreased 1.6 percent compared to an 8.4 percent increase in sales from 2006 to 2007. The decrease in sales in 2008 was primarily due to lower end-user demand in the residential air conditioning, heavy-duty truck and automotive markets. The increase in sales in 2007 was primarily due to acquisitions, which accounted for almost 70 percent of the increase. The lower margins in 2008 were primarily due to product mix and the lower sales volume, resulting in manufacturing inefficiencies. The lower margins in 2007 were primarily due to product mix, increased raw material costs as well as costs incurred to integrate acquisitions.

The Company anticipates sales in 2009 to decrease between 2.5 percent to 2.1 percent from the fiscal 2008 level and operating margins are expected to range from 5.7 percent to 6.3 percent. The Company expects to continue to take actions necessary to structure appropriately the operations of the Climate & Industrial Controls Segment. Such actions may include the necessity to record business realignment charges in 2009.

The decrease in assets in 2008 was primarily due to declines in accounts receivable, property, plant and equipment and intangible assets partially offset by the effect of currency fluctuations. The increase in assets in 2007 was primarily due to acquisitions and an increase in inventory partially offset by a decline in accounts receivable and property, plant and equipment.

Corporate assets increased 15.2 percent in 2008 compared to a decrease of 38.6 percent from 2006 to 2007. The increase in 2008 was primarily due to an increase in deferred taxes, cash and property, plant and equipment partially offset by an increase in the LIFO reserve. The fluctuation in 2007 was primarily due to a decrease in prepaid pension cost resulting from the adoption of a new accounting pronouncement and a decrease in cash.

Discussion of Consolidated Balance Sheet

The Consolidated Balance Sheet shows the Company’s financial position at year-end, compared with the previous year-end. This statement provides information to assist in assessing factors such as the Company’s liquidity and financial resources.

(millions)	2008	2007
Accounts receivable	$2,047	$1,738
Inventories	1,495	1,266
Plant and equipment, net	1,927	1,736
Goodwill	2,798	2,254
Intangible assets, net	1,021	596
Accounts payable, trade	962	789
Long-term debt	1,952	1,090
Shareholders’ equity	5,259	4,712
Working capital	$1,912	$1,461
Current ratio	1.88	1.76

Accounts receivable are primarily receivables due from customers for sales of product ($1,820.8 million at June 30, 2008 and $1,560.2 million at June 30, 2007). The current-year increase in accounts receivable was primarily due to acquisitions as well as a higher level of sales experienced in the latter part of the current fiscal year as compared to fiscal 2007. Days sales outstanding relating to trade receivables for the Company was 50 days in 2008 compared to 49 days in 2007.

Inventories increased primarily due to acquisitions. Days supply of inventory on hand was 61 days in 2008 compared to 62 days in 2007.

13 - 7

Plant and equipment, net of accumulated depreciation, increased in 2008 primarily due to plant and equipment acquired in current-year acquisitions. Capital expenditures in 2008 were slightly higher than depreciation expense.

Goodwill increased primarily as a result of current-year acquisitions. The change in this amount is explained further in Note 7 to the Consolidated Financial Statements.

Intangible assets, net consist primarily of patents, trademarks and customer lists. Intangible assets, net increased primarily due to current-year acquisitions. The change in this amount is explained further in Note 7 to the Consolidated Financial Statements.

Accounts payable, trade increased primarily due to current-year acquisitions as well as higher purchasing levels primarily in the Industrial International businesses.

Long-term debt increased $862.5 million primarily due to the issuance of medium-term notes during fiscal 2008. The change in this amount is explained further in Note 9 to the Consolidated Financial Statements.

Shareholders’ equity included an increase of $280.5 million related to foreign currency translation adjustments due to the weakening of the U.S. dollar during fiscal 2008. The translation adjustments primarily affected Accounts receivable, Inventories, Plant and equipment, Investments and other assets, Goodwill, Intangible assets, Accounts payable, trade and Long-term debt. The change in Shareholders’ equity is explained further in Note 11 to the Consolidated Financial Statements.

Discussion of Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows reflects cash inflows and outflows from the Company’s operating, investing and financing activities.

A summary of cash flows follows:

(millions)	2008	2007	2006
Cash provided by (used in):
Operating activities	$1,317	$957	$951
Investing activities	(1,171)	(580)	(921)
Financing activities	1	(380)	(190)
Effect of exchange rates	6	4	(4)

Net increase (decrease) in cash and cash equivalents	$153	$1	$(164)

Cash Flows From Operating Activities—The increase in cash flows from operating activities is due to higher net income and a lower level of cash funding to the Company’s qualified defined benefit plans in fiscal 2008.

Cash Flows Used In Investing Activities—Net cash used in investing activities increased primarily due to an increase in acquisition activity and higher capital expenditures. Refer to Note 2 to the Consolidated Financial Statements for a summary of net assets of acquired companies.

Cash Flows From Financing Activities—Net cash provided by financing activities increased primarily due to additional long-term borrowings used to fund current-year acquisitions and repurchases of common shares under the Company’s accelerated stock repurchase program.

Dividends have been paid for 232 consecutive quarters, including a yearly increase in dividends for the last 52 fiscal years. The current annual dividend rate is $1.00 per share.

The Company’s goal is to maintain no less than an “A” rating on senior debt to ensure availability and reasonable cost of external funds. As one means of achieving this objective, the Company has established a financial goal of maintaining a ratio of debt to debt-equity of no more than 37 percent.

Debt to Debt-Equity Ratio (dollars in millions)	2008	2007
Debt	$2,071	$1,285
Debt & Equity	7,330	5,997
Ratio	28.3%	21.4%

13 - 8

As of June 30, 2008, the Company has a line of credit totaling $1,500 million through a multi-currency revolving credit agreement with a group of banks. The credit agreement expires September 2012; however, the Company has the right to request a one-year extension of the expiration date on an annual basis. A portion of the credit agreement supports the Company’s commercial paper note program, which is rated A-1 by Standard & Poor’s, P-1 by Moody’s and F-1 by Fitch, Inc. These ratings are considered investment grade. The revolving credit agreement requires a facility fee of 4.5/100ths of one percent of the commitment per annum at the Company’s present rating level and contains provisions that increase the facility fee of the credit agreement in the event the Company’s credit ratings are lowered. A lowering of the Company’s credit ratings would not limit the Company’s ability to use the credit agreement nor would it accelerate the repayment of any outstanding borrowings.

The Company’s credit agreements and indentures governing certain debt contain various covenants, the violation of which would limit or preclude the use of the credit agreements for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the indentures. At the Company’s present rating level, the most restrictive financial covenant provides that the ratio of secured debt to net tangible assets be less than 10 percent. As of June 30, 2008, the ratio of secured debt to net tangible assets was less than one percent. The Company is in compliance with all covenants and expects to remain in compliance during the term of the credit agreements and indentures.

Based upon the Company’s past performance and current expectations, management believes the cash flows generated from future operating activities should provide adequate funds to support internal growth and continued improvements in the Company’s manufacturing facilities and equipment. The Company’s worldwide financial capabilities may be used to support working capital needs, planned growth, dividend payments and share repurchases, as needed. The Company regularly considers acquisition opportunities and additional borrowings may be used to finance acquisitions completed in fiscal 2009.

Contractual Obligations—The Company adopted FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes,” (FIN 48) as of July 1, 2007. The total amount of gross unrecognized tax benefits for uncertain tax positions was $114.8 million at June 30, 2008. Payment of these obligations would result from settlements with worldwide taxing authorities. Due to the difficulty in determining the timing of the settlements, FIN 48 obligations are not included in the following summary of the Company’s fixed contractual obligations. References to Notes are to the Notes to the Consolidated Financial Statements.

In thousands	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (Note 9)	$1,976,204	$23,752	$465,399	$289,325	$1,197,728
Interest on long-term debt	931,971	100,212	188,332	149,690	493,737
Operating leases (Note 9)	332,832	78,818	94,881	47,771	111,362
Retirement benefits (Note 10)	1,764,067	178,088	285,750	324,777	975,452

Total	$5,005,074	$380,870	$1,034,362	$811,563	$2,778,279

13 - 9

Quantitative and Qualitative Disclosures About Market Risk

The Company enters into forward exchange contracts and costless collar contracts, comprised of puts and calls, to reduce its exposure to fluctuations in both freely convertible and non-freely convertible foreign currencies. The total carrying and fair value of open contracts and any risk to the Company as a result of these arrangements is not material to the Company’s financial position, liquidity or results of operations.

The Company’s debt portfolio contains variable rate debt, inherently exposing the Company to interest rate risk. The Company’s objective is to maintain a 60/40 mix between fixed rate and variable rate debt thereby limiting its exposure to changes in near-term interest rates. A 100 basis point increase in near-term interest rates would increase annual interest expense on variable rate debt by approximately $7.5 million.

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

Impairment of Goodwill and Long-lived Assets—Goodwill is tested for impairment, at the reporting unit level, on an annual basis and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit may exceed its fair value. A discounted cash flow model is used to estimate the fair value of a reporting unit. This model requires the use of long-term planning forecasts and assumptions regarding industry specific economic conditions that are outside the control of the Company. Long-lived assets held for use are evaluated for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use and eventual disposition are less than their carrying value. The long-term nature of these assets requires the estimation of its cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test.

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

13 - 10

Pensions and Postretirement Benefits Other Than Pensions—The annual net periodic expense and benefit obligations related to the Company’s defined benefit plans are determined on an actuarial basis. This determination requires critical assumptions regarding the discount rate, long-term return on plan assets, increases in compensation levels, amortization periods for actuarial gains and losses and health care cost trends. Assumptions are determined based on Company data and appropriate market indicators, and are evaluated each year as of the plan’s measurement date. Changes in the assumptions to reflect actual experience as well as the amortization of actuarial gains and losses could result in a material change in the annual net periodic expense and benefit obligations reported in the financial statements. For the Company’s domestic defined benefit plans, a one-half percentage point change in the assumed long-term rate of return on plan assets is estimated to have a $9 million effect on pension expense and a one-half percentage point decrease in the discount rate is estimated to increase pension expense by $11 million. As of June 30, 2008, $377 million of past years’ net actuarial losses related to the Company’s domestic qualified defined benefit plans have yet to be amortized. These losses will generally be amortized over approximately 11 years and will negatively affect earnings in the future. Actuarial gains experienced in future years will help reduce the effect of the actuarial loss amortization.

Further information on pensions and postretirement benefits other than pensions is provided in Note 10 to the Consolidated Financial Statements.

Stock-Based Compensation—The computation of the expense associated with stock-based compensation requires the use of a valuation model. The Company currently uses a Black-Scholes option pricing model to calculate the fair value of its stock options and stock appreciation rights. The Black-Scholes model requires assumptions regarding the volatility of the Company’s stock, the expected life of the stock award and the Company’s dividend ratio. The Company primarily uses historical data to determine the assumptions to be used in the Black-Scholes model and has no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility, future dividend payments and future stock award exercise experience could result in a change in the assumptions used to value awards in the future and may result in a material change to the fair value calculation of stock-based awards. Further information on stock-based compensation is provided in Note 12 to the Consolidated Financial Statements.

Income Taxes—Significant judgment is required in determining the Company’s income tax expense and in evaluating tax positions. Deferred income tax assets and liabilities have been recorded for the differences between the financial accounting and income tax basis of assets and liabilities. Factors considered by the Company in the determination of the probability of realization of deferred income tax assets include forecasted operating earnings, available tax planning strategies and the time period over which the temporary differences will reverse. The Company reviews its tax positions on a regular basis and adjusts the balances as new information becomes available. Further information on income taxes is provided in Note 4 to the Consolidated Financial Statements.

Other Loss Reserves—The Company has a number of loss exposures incurred in the ordinary course of business such as environmental claims, product liability, litigation and accounts receivable reserves. Establishing loss reserves for these matters requires management’s estimate and judgment with regards to risk exposure and ultimate liability or realization. These loss reserves are reviewed periodically and adjustments are made to reflect the most recent facts and circumstances.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements.” Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Statement No. 157 indicates, among other things, that a fair value measurement assumes that a transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Statement No. 157 defines fair value based upon an exit price model. The FASB reaffirmed the originally scheduled implementation date of Statement No. 157 for financial assets and liabilities for fiscal years beginning after November 15, 2007 and approved a one-year deferral for the implementation of Statement No. 157 for nonfinancial assets and nonfinancial liabilities. The Company does not believe the adoption of Statement No. 157 will have a material impact on the Company’s financial position or results of operations.

13 - 11

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” Statement No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value and is effective for fiscal years beginning after November 15, 2007. The Company does not anticipate electing to measure any of its financial assets and liabilities at fair value as permitted by Statement No. 159.

In December 2007, the FASB issued FASB Statement No. 141 (revised 2007), “Business Combinations” (Statement No. 141R). Statement No. 141R changes the accounting for business combinations both during the period of acquisition and in subsequent periods. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. Statement No. 141R is effective for fiscal years beginning after December 15, 2008. Generally, the effect of Statement No. 141R on the Company’s financial position and results of operations will depend on future acquisitions.

In December 2007, the FASB issued FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB 51.” Statement No. 160 requires the recognition of a noncontrolling interest as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. Statement No. 160 is effective for fiscal years beginning after December 15, 2008. The Company has not yet determined the effect on the Company’s financial position or results of operations of complying with the provisions of Statement No. 160.

In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” Statement No. 161 establishes guidelines to report how derivative and hedging activities affect an entity’s financial position, financial performance, and cash flows. Statement No. 161 is effective for fiscal years beginning after November 15, 2008. The Company has not yet determined the effect, if any, that Statement No. 161 will have on the Company’s disclosures regarding derivatives and hedging activities.

13 - 12

Consolidated Statement of Income

	For the years ended June 30,
(Dollars in thousands, except per share amounts)	2008	2007	2006
Net Sales	$12,145,605	$10,718,059	$9,385,888
Cost of sales	9,339,072	8,272,949	7,367,618

Gross profit	2,806,533	2,445,110	2,018,270
Selling, general and administrative expenses	1,364,082	1,226,861	1,036,646
Interest expense	98,996	83,414	75,763
Other expense (income), net	20,327	(7,183)	(9,393)
(Gain) loss on disposal of assets	(3,396)	(17,264)	15,296

Income from continuing operations before income taxes	1,326,524	1,159,282	899,958
Income taxes (Note 4)	377,058	329,236	261,682

Income from continuing operations	949,466	830,046	638,276
Income from discontinued operations (Note 2)			34,891

Net Income	$949,466	$830,046	$673,167

Earnings per Share (Note 5)
Basic earnings per share
Income from continuing operations	$5.64	$4.75	$3.57
Income from discontinued operations			0.19

Net income per share	$5.64	$4.75	$3.76

Diluted earnings per share
Income from continuing operations	$5.53	$4.68	$3.52
Income from discontinued operations			0.19

Net income per share	$5.53	$4.68	$3.71

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Comprehensive Income

	For the years ended June 30,
(Dollars in thousands)	2008	2007	2006
Net Income	$949,466	$830,046	$673,167
Other comprehensive income (loss), net of taxes (Note 11):
Foreign currency translation adjustment	280,482	119,582	103,842
Minimum pension liability		221,546	167,008
Retirement benefits funding adjustment	(81,834)
Retirement benefits amortization	35,420
(Loss) on marketable equity securities	(4,041)		(26)
Cash flow hedging gain	236	236	5,321

Comprehensive Income	$1,179,729	$1,171,410	$949,312

The accompanying notes are an integral part of the financial statements.

13 - 13

Business Segment Information

By Industry

(Dollars in thousands)	2008	2007	2006
Net Sales:
Industrial:
North America	$4,249,918	$4,063,889	$3,993,370
International	5,006,310	3,900,628	2,902,508
Aerospace	1,837,888	1,685,431	1,504,922
Climate & Industrial Controls	1,051,489	1,068,111	985,088

	$12,145,605	$10,718,059	$9,385,888

Segment Operating Income:
Industrial:
North America	$607,821	$598,405	$597,204
International	788,925	533,136	353,760
Aerospace	250,523	269,931	221,005
Climate & Industrial Controls	59,494	82,316	83,256

Total segment operating income	1,706,763	1,483,788	1,255,225
Corporate administration	192,966	179,077	133,695

Income from continuing operations before interest expense and other	1,513,797	1,304,711	1,121,530
Interest expense	98,996	83,414	75,763
Other expense	88,277	62,015	145,809

Income from continuing operations before income taxes	$1,326,524	$1,159,282	$899,958

Identifiable Assets:
Industrial	$8,121,793	$6,363,652	$5,835,124
Aerospace	921,935	778,777	748,213
Climate & Industrial Controls	804,526	831,482	828,261

	9,848,254	7,973,911	7,411,598
Corporate (a)	538,600	467,502	761,834

	$10,368,854	$8,441,413	$8,173,432

Property Additions (b):
Industrial	$329,125	$203,448	$292,671
Aerospace	17,274	21,343	18,827
Climate & Industrial Controls	9,664	17,170	41,459
Corporate	14,879	27,324	24,959

	$370,942	$269,285	$377,916

Depreciation:
Industrial	$205,797	$196,377	$196,751
Aerospace	20,969	20,480	20,412
Climate & Industrial Controls	20,327	22,546	23,625
Corporate	10,477	5,655	4,893

	$257,570	$245,058	$245,681

13 - 14

By Geographic Area (c)

(Dollars in thousands)	2008	2007	2006
Net Sales:
North America	$6,736,419	$6,483,168	$6,219,054
International	5,409,186	4,234,891	3,166,834

	$12,145,605	$10,718,059	$9,385,888

Long-Lived Assets:
North America	$2,913,093	$2,413,624	$2,318,783
International	2,832,130	2,172,424	1,856,564

	$5,745,223	$4,586,048	$4,175,347

The accounting policies of the business segments are the same as those described in the Significant Accounting Policies footnote except that the business segment results are prepared on a basis that is consistent with the manner in which the Company's management disaggregates financial information for internal review and decision-making.

(a)	Corporate assets are principally cash and cash equivalents, domestic deferred income taxes, investments, benefit plan assets, headquarters facilities and the major portion of the Company's domestic data processing equipment.
(b)	Includes the value of net plant and equipment at the date of acquisition of acquired companies accounted for by the purchase method (2008 – $90,615; 2007 – $31,458; 2006 – $179,803).
(c)	Net sales are attributed to countries based on the location of the selling unit. North America includes the United States, Canada and Mexico. No country other than the United States represents greater than 10 percent of consolidated sales. Long-lived assets are comprised of plant and equipment based on physical location, goodwill and intangible assets.

13 - 15

Consolidated Balance Sheet

	June 30,
(Dollars in thousands)	2008	2007
Assets
Current Assets
Cash and cash equivalents	$326,048	$172,706
Accounts receivable, less allowance for doubtful accounts (2008 – $16,843; 2007 – $11,655)	2,046,726	1,737,748
Inventories (Notes 1 and 6):
Finished products	600,132	518,901
Work in process	682,816	581,745
Raw materials	211,746	165,156

	1,494,694	1,265,802
Prepaid expenses	82,326	69,655
Deferred income taxes (Notes 1 and 4)	145,831	140,264

Total Current Assets	4,095,625	3,386,175
Plant and equipment (Note 1):
Land and land improvements	275,506	258,121
Buildings and building equipment	1,326,202	1,189,679
Machinery and equipment	3,044,893	2,753,531
Construction in progress	81,477	76,449

	4,728,078	4,277,780
Less accumulated depreciation	2,801,556	2,541,408

	1,926,522	1,736,372
Investments and other assets (Note 1)	546,006	469,190
Goodwill (Notes 1 and 7)	2,798,092	2,254,069
Intangible assets, net (Notes 1 and 7)	1,020,609	595,607

Total Assets	$10,386,854	$8,441,413

Liabilities and Shareholders’ Equity
Current Liabilities
Notes payable and long-term debt payable within one year (Notes 8 and 9)	$118,864	$195,384
Accounts payable, trade	961,886	788,560
Accrued payrolls and other compensation	433,070	376,678
Accrued domestic and foreign taxes	183,136	152,739
Other accrued liabilities	486,300	411,884

Total Current Liabilities	2,183,256	1,925,245
Long-term debt (Note 9)	1,952,452	1,089,916
Pensions and other postretirement benefits (Note 10)	491,935	354,398
Deferred income taxes (Notes 1 and 4)	162,678	114,219
Other liabilities	337,562	245,970

Total Liabilities	5,127,883	3,729,748

Shareholders’ Equity (Note 11)
Serial preferred stock, $.50 par value, authorized 3,000,000 shares; none issued
Common stock, $.50 par value, authorized 600,000,000 shares; issued 181,046,128 shares in 2008 and 181,025,835 in 2007 at par value	90,523	90,513
Additional capital	528,802	482,068
Retained earnings	5,387,836	4,625,195
Unearned compensation related to ESOP (Note 9)	(4,951)	(15,192)
Deferred compensation related to stock options	2,112	2,269
Accumulated other comprehensive income (loss)	117,642	(112,621)

	6,121,964	5,072,232
Common stock in treasury at cost: 13,331,126 shares in 2008 and 6,787,005 shares in 2007	(862,993)	(360,567)

Total Shareholders’ Equity	5,258,971	4,711,665

Total Liabilities and Shareholders’ Equity	$10,386,854	$8,441,413

The accompanying notes are an integral part of the financial statements.

13 - 16

Consolidated Statement of Cash Flows

	For the years ended June 30,
(Dollars in thousands)	2008	2007	2006
Cash Flows From Operating Activities
Net income	$949,466	$830,046	$673,167
Adjustments to reconcile net income to net cash provided by operating activities:
Net (income) from discontinued operations			(34,891)
Depreciation	257,570	245,058	245,681
Amortization	69,154	49,508	35,290
Stock-based compensation	44,947	33,203	33,448
Deferred income taxes	(33,933)	(28,652)	(50,548)
Foreign currency transaction (gain) loss	(6,293)	(18,644)	8,216
(Gain) loss on sale of plant and equipment	(3,396)	(17,264)	15,296
Changes in assets and liabilities, net of effects from acquisitions and divestitures:
Accounts receivable	(114,578)	(54,701)	(109,978)
Inventories	(53,556)	(15,018)	17,498
Prepaid expenses	(4,034)	(5,296)	(1,446)
Other assets	(3,964)	(129,814)	(29,419)
Accounts payable, trade	74,998	(16,944)	56,202
Accrued payrolls and other compensation	55,591	72,186	28,219
Accrued domestic and foreign taxes	12,666	9,135	70,451
Other accrued liabilities	(26,623)	(23,566)	(26,742)
Pensions and other postretirement benefits	58,548	7,180	9,470
Other liabilities	40,047	20,488	14,039
Discontinued operations			(3,259)

Net cash provided by operating activities	1,316,610	956,905	950,694
Cash Flows From Investing Activities
Acquisitions (less cash acquired of $21,276 in 2008, $15,591 in 2007, and $42,429 in 2006)	(921,014)	(378,639)	(835,981)
Capital expenditures	(280,327)	(237,827)	(198,113)
Proceeds from sale of plant and equipment	29,997	45,826	41,098
Proceeds from sale of businesses			92,715
Other	544	(9,121)	(20,862)
Discontinued operations			(100)

Net cash (used in) investing activities	(1,170,800)	(579,761)	(921,243)
Cash Flows From Financing Activities
Proceeds from exercise of stock options	33,406	40,265	52,879
(Payments for) common shares	(584,603)	(433,049)	(52,409)
Tax benefit from share-based compensation	27,640	26,547	20,406
(Payments of) proceeds from notes payable, net	(48,320)	111,300	(8,262)
Proceeds from long-term borrowings	778,934	52,278	495,796
(Payments of) long-term borrowings	(63,575)	(56,505)	(589,014)
Dividends paid, net of tax benefit of ESOP shares	(142,260)	(121,263)	(109,643)

Net cash provided by (used in) financing activities	1,222	(380,427)	(190,247)
Effect of exchange rate changes on cash	6,310	4,436	(3,731)

Net increase (decrease) in cash and cash equivalents	153,342	1,153	(164,527)
Cash and cash equivalents at beginning of year	172,706	171,553	336,080

Cash and cash equivalents at end of year	$326,048	$172,706	$171,553

Supplemental Data:
Cash paid during the year for:
Interest, net of capitalized interest	$90,176	$81,489	$72,183
Income taxes	329,666	304,540	165,180

The accompanying notes are an integral part of the financial statements.

13 - 17

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

1. Significant Accounting Policies

The significant accounting policies followed in the preparation of the accompanying consolidated financial statements are summarized below.

Nature of Operations—The Company is a leading worldwide diversified manufacturer of motion and control technologies and systems, providing precision engineered solutions for a wide variety of mobile, industrial and aerospace markets. The Company evaluates performance based on segment operating income before Corporate general and administrative expenses, Interest expense and Income taxes.

The Company operates in three business segments: Industrial, Aerospace and Climate & Industrial Controls. The Industrial Segment is an aggregation of several business units, which manufacture motion-control and fluid power system components for builders and users of various types of manufacturing, packaging, processing, transportation, agricultural, construction, and military vehicles and equipment. Industrial Segment products are marketed primarily through field sales employees and independent distributors. The Industrial North American operations have manufacturing plants and distribution networks throughout the United States, Canada and Mexico and primarily services North America. The Industrial International operations provide Parker products and services to 45 countries throughout Europe, Asia Pacific and Latin America.

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

Basis of Consolidation—The consolidated financial statements include the accounts of all majority-owned domestic and foreign subsidiaries. All intercompany transactions and profits have been eliminated in the consolidated financial statements. The Company does not have off-balance sheet arrangements. Within the Business Segment Information, intersegment and interarea sales are recorded at fair market value and are immaterial in amount.

Revenue Recognition—Revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the customer. The Company’s revenue recognition policies are in compliance with the SEC’s Staff Accounting Bulletin (SAB) No. 104. Shipping and handling costs billed to customers are included in Net sales and the related costs in Cost of sales.

Long-term Contracts—The Company enters into long-term contracts primarily for the production of aerospace products. For financial statement purposes, revenues are primarily recognized using the percentage-of-completion method. The extent of progress toward completion is primarily measured using the units-of-delivery method. Unbilled costs on these contracts are included in inventory. Progress payments are netted against the inventory balances. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

13 - 18

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

Plant, Equipment and Depreciation—Plant and equipment are recorded at cost and are depreciated principally using the straight-line method for financial reporting purposes. Depreciation rates are based on estimated useful lives of the assets, generally 40 years for buildings, 15 years for land improvements and building equipment, seven to 10 years for machinery and equipment, and three to eight years for vehicles and office equipment. Improvements, which extend the useful life of property, are capitalized, and maintenance and repairs are expensed. The Company reviews plant and equipment for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. When plant and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in current income.

Investments and Other Assets—Investments in joint-venture companies in which ownership is 50 percent or less and in which the Company does not have operating control are stated at cost plus the Company’s equity in undistributed earnings. These investments and the related earnings are not material to the consolidated financial statements.

Goodwill—The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

Intangible Assets—Intangible assets primarily include patents, trademarks and customer lists and are recorded at cost and amortized on a straight-line method. Patents are amortized over the shorter of their remaining useful or legal life. Trademarks are amortized over the estimated time period over which an economic benefit is expected to be received. Customer lists are amortized over a period based on historical customer attrition rates.

Income Taxes—Income taxes are provided based upon income for financial reporting purposes. Deferred income taxes arise from temporary differences in the recognition of income and expense for tax purposes. Tax credits and similar tax incentives are applied to reduce the provision for income taxes in the year in which the credits arise. The Company recognizes accrued interest related to unrecognized tax benefits in income tax expense. Penalties, if incurred, would be recognized in income tax expense. Effective July 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. As a result of the implementation of FIN 48, the Company recognized an increase of $29,904 in the liability for unrecognized tax benefits, which was accounted for by a decrease of $23,801 to the July 1, 2007 balance of Retained earnings and an increase of $6,103 to deferred tax assets, which is included in the Other assets caption in the Consolidated Balance Sheet.

Stock Split—On August 16, 2007, the Company’s Board of Directors authorized a 3-shares-for-2 split of the Company’s common shares to be effected in the form of a stock dividend payable on September 17, 2007. The split was completed on October 1, 2007. Shareholders’ equity has been retroactively adjusted to give effect to the stock split for all periods presented by reclassifying from Additional capital to Common shares the par value of the additional shares issued in connection with the split. In addition, all share numbers and per share amounts in the Consolidated Financial Statements and Notes to the Consolidated Financial Statements have been retroactively adjusted to give effect to the stock split.

Product Warranty—In the ordinary course of business the Company warrants its products against defect in design, materials and workmanship over various time periods. The warranty accrual at June 30, 2008 and 2007 is immaterial to the financial position of the Company and the change in the accrual during 2008, 2007 and 2006 was immaterial to the Company’s results of operations and cash flows.

Foreign Currency Translation—Assets and liabilities of most foreign subsidiaries are translated at current exchange rates, and income and expenses are translated using weighted-average exchange rates. The effects of these translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in the Accumulated other comprehensive income (loss) component of Shareholders’ equity. Such adjustments will affect Net income only upon sale or liquidation of the underlying foreign investments, which is not contemplated at this time. Exchange gains and losses from transactions in a currency other than the local currency of the entity involved, and translation adjustments in countries with highly inflationary economies, are included in Net income.

13 - 19

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

The Company enters into forward exchange contracts (forward contracts) and costless collar contracts, comprised of puts and calls, to reduce its exposure to fluctuations in both freely convertible and non-freely convertible foreign currencies. These contracts are with major financial institutions and the risk of loss is considered remote. The Company does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are recognized on the balance sheet as either assets or liabilities and are measured at fair value. Gains or losses on derivatives that are not hedges are adjusted to fair value through Net income. Gains or losses on derivatives that hedge specific transactions are recognized in Net income or recognized in Other comprehensive income until the hedged item is recognized in earnings.

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

Recent Accounting Pronouncements—In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements.” Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Statement No. 157 indicates, among other things, that a fair value measurement assumes that a transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Statement No. 157 defines fair value based upon an exit price model. The FASB reaffirmed the originally scheduled implementation date of Statement No. 157 for financial assets and liabilities for fiscal years beginning after November 15, 2007 and approved a one-year deferral for the implementation of Statement No. 157 for nonfinancial assets and nonfinancial liabilities. The Company does not believe the adoption of Statement No. 157 will have a material impact on the Company’s financial position or results of operations.

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” Statement No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value and is effective for fiscal years beginning after November 15, 2007. The Company does not anticipate electing to measure any of its financial assets and liabilities at fair value as permitted by Statement No. 159.

In December 2007, the FASB issued FASB Statement No. 141 (revised 2007), “Business Combinations” (Statement No. 141R). Statement No. 141R changes the accounting for business combinations both during the period of acquisition and in subsequent periods. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. Statement No. 141R is effective for fiscal years beginning after December 15, 2008. Generally, the effect of Statement No. 141R on the Company’s financial position or results of operations will depend on future acquisitions.

In December 2007, the FASB issued FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB 51.” Statement No. 160 requires the recognition of a noncontrolling interest as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. Statement No. 160 is effective for fiscal years beginning after December 15, 2008. The Company has not yet determined the effect on the Company’s financial position or results of operations of complying with the provisions of Statement No. 160.

13 - 20

In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” Statement No. 161 establishes guidelines to report how derivative and hedging activities affect an entity’s financial position, financial performance, and cash flows. Statement No. 161 is effective for fiscal years beginning after November 15, 2008. The Company has not yet determined the effect, if any, that Statement No. 161 will have on the Company’s disclosures regarding derivatives and hedging activities.

Reclassifications and Revisions—Certain prior period amounts have been reclassified to conform to the current-year presentation.

2. Acquisitions and Divestitures

Acquisitions—In November 2007, the Company acquired Scan Subsea ASA whose primary businesses include the design, production, and marketing of power and production umbilical cables for subsea installations as well as mooring lines for floating oil production and exploration units. In April 2008, the Company acquired Vansco Electronics, a global leader in the design and manufacture of electronic controls, displays and terminals, communication and operator interfaces, and sensors. Aggregate annual sales for these businesses and eight other businesses acquired during fiscal 2008, for their most recent fiscal year prior to acquisition, were approximately $546 million. Total purchase price for all businesses acquired during fiscal 2008 was approximately $942 million in cash and $11 million in assumed debt.

In April 2007, the Company acquired Rectus AG, a manufacturer of quick disconnect couplings and related products for pneumatic, hydraulic, medical, and chemical processing applications. Aggregate annual sales for this business and 10 other businesses acquired during fiscal 2007, for their most recent fiscal year prior to acquisition, were approximately $260 million. Total purchase price for all businesses acquired during fiscal 2007 was approximately $394 million in cash and $15 million in assumed debt.

In August 2005, the Company acquired SSD, a manufacturer of AC and DC drives, as well as servo drives, motors and systems for leading original equipment manufacturers, end users, and integrators in automated industrial process applications. In November 2005, the Company completed its purchase of domnick hunter group, plc. The domnick hunter group specializes in the design and manufacture of filtration, separation, and purification products and technologies for a wide range of markets. In December 2005, the Company completed its acquisition of Kenmore International, a manufacturer and distributor of components for global refrigeration and air conditioning markets. Aggregate annual sales for these and 10 other businesses acquired during fiscal 2006, for their most recent fiscal year prior to acquisition, were approximately $983 million. Total purchase price for all businesses acquired during fiscal 2006 was approximately $878 million in cash and $231 million in assumed debt.

The results of operations for all acquisitions are included as of the respective dates of acquisition. The initial purchase price allocation and any subsequent purchase price adjustments for acquisitions in 2008, 2007 and 2006 are presented below. Some of the 2008 purchase price allocations are preliminary and may require subsequent adjustment.

13 - 21

	2008	2007	2006
Assets acquired:
Accounts receivable	$79,342	$47,534	$223,658
Inventories	91,197	36,654	161,434
Prepaid expenses	4,055	(3,604)	11,561
Deferred income taxes	5,265	9,066	4,780
Plant and equipment	90,615	31,458	179,803
Intangible and other assets	468,609	164,318	257,062
Goodwill	439,667	182,740	597,205

	1,178,750	468,166	1,435,503

Liabilities assumed:
Notes payable	611	5,231	1,674
Accounts payable, trade	54,495	21,265	132,733
Accrued payrolls and other compensation	16,364	13,410	10,954
Accrued domestic and foreign taxes	1,366	1,537	10,268
Other accrued liabilities	77,285	(10,440)	76,321
Long-term debt	10,023	9,954	229,463
Pensions and other postretirement benefits	653	(6,951)	16,833
Deferred income taxes	97,640	41,905	67,644
Other liabilities	(701)	13,616	53,632

	257,736	89,527	599,522

Net assets acquired	$921,014	$378,639	$835,981

Divestitures—In August 2005, the Company divested a business unit which manufactured custom-engineered buildings. This business was part of the Other Segment for segment reporting purposes. The following results of operations for this business unit have been presented as discontinued operations:

2006
Net sales	$21,672
Earnings before income taxes	1,517
Net income	1,131
Gain on disposal, net of taxes of $4,602	$33,760

In December 2005, the Company completed the divestiture of its Thermoplastics division. Thermoplastics was part of the Industrial Segment for segment reporting purposes. The divestiture resulted in a loss of $11,018 ($9,770 after-tax or $.05 per share) in 2006 and is reflected in (Gain) loss on disposal of assets in the Consolidated Statement of Income. The results of operations and net assets of the divested business were immaterial to the consolidated results of operations and financial position of the Company.

3. Charges Related to Business Realignment

In 2008, the Company recorded a $5,693 charge for the costs to structure its businesses in light of current and anticipated customer demand. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The charge primarily related to severance costs, attributable to approximately 140 employees in the Industrial Segment, 115 employees in the Climate & Industrial Controls Segment and 25 employees in the Aerospace Segment as well as costs related to the consolidation of manufacturing product lines. A portion of the severance costs have been paid with the remaining payments expected to be made by June 30, 2009. Of the total amount, $4,938 relates to the Industrial Segment, $630 relates to the Climate & Industrial Controls Segment and $125 relates to the Aerospace Segment. The business realignment costs are primarily presented in the Cost of sales caption in the Consolidated Statement of Income for 2008.

13 - 22

In 2007, the Company recorded a $19,402 charge for the costs to structure its businesses in light of current and anticipated customer demand. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The charge primarily related to severance costs, attributable to approximately 735 employees in the Industrial Segment, 15 employees in the Climate & Industrial Controls Segment and 25 employees in the Aerospace Segment as well as costs related to the consolidation of manufacturing product lines. All required severance payments have been made. Of the total amount, $18,688 related to the Industrial Segment, $330 related to the Climate & Industrial Controls Segment and $384 related to the Aerospace Segment. The business realignment costs are presented in the Consolidated Statement of Income for 2007 in the following captions: $15,016 in Cost of sales and $4,386 in Selling, general and administrative expenses.

In 2006, the Company recorded a $19,367 charge for the costs to structure its businesses in light of current and anticipated customer demand. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The charge primarily related to severance costs attributable to approximately 690 employees in the Industrial Segment, 340 employees in the Climate & Industrial Controls Segment and 5 employees in the Aerospace Segment. All required severance payments have been made. Of the total amount, $15,673 related to the Industrial Segment, $3,621 related to the Climate & Industrial Controls Segment and $73 related to the Aerospace Segment. The business realignment costs are presented primarily in the Cost of sales caption in the Consolidated Statement of Income for 2006. In 2006, the Company recorded a $4,793 charge resulting from the pending sale of plant and equipment at facilities that have been closed. This charge is presented in the (Gain) loss on disposal of assets caption in the Consolidated Statement of Income for 2006.

4. Income Taxes

Income from continuing operations before income taxes was derived from the following sources:

	2008	2007	2006
United States	$501,764	$581,191	$528,084
Foreign	824,760	578,091	371,874

	$1,326,524	$1,159,282	$899,958

Income taxes include the following:

	2008	2007	2006
Federal	$199,457	$203,387	$178,162
Foreign	187,034	135,001	112,968
State and local	24,500	19,500	21,100
Deferred	(33,933)	(28,652)	(50,548)

	$377,058	$329,236	$261,682

A reconciliation of the Company’s effective income tax rate to the statutory Federal rate follows:

	2008	2007	2006
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes	1.0	1.0	1.9
Export tax benefit		(.5)	(.9)
Foreign tax rate difference	(7.3)	(5.1)	(5.0)
Cash surrender of life insurance	.2	(.8)	(.5)
Research tax credit	(.4)	(1.4)	(.5)
Other	(.1)	.2	(.9)

Effective income tax rate	28.4%	28.4%	29.1%

13 - 23

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:

	2008	2007
Postretirement benefits	$258,550	$188,613
Other liabilities and reserves	108,217	92,544
Long-term contracts	9,002	8,253
Stock-based compensation	32,682	20,705
Operating loss carryforwards	79,817	42,299
Foreign tax credit carryforwards	18,029	7,887
Unrealized currency exchange gains and losses	52,368	19,017
Inventory	18,369	18,491
Depreciation and amortization	(417,231)	(304,195)
Valuation allowance	(78,631)	(28,896)

Net deferred tax asset	$81,172	$64,718

Change in net deferred tax asset:
Provision for deferred tax	$33,933	$28,652
Items of other comprehensive income	66,956	28,194
Acquisitions and other	(84,435)	(22,825)

Total change in net deferred tax	$16,454	$34,021

At June 30, 2008, the Company had recorded deferred tax assets of $79,817 resulting from $322,988 in loss carryforwards. A valuation allowance has been established due to the uncertainty of realizing certain loss carryforwards, a foreign capital loss carryforward, and certain deferred tax assets associated with other liabilities and reserves. The foreign capital loss carryforward and some of the loss carryforwards can be carried forward indefinitely; others can be carried forward from one to 19 years. The increase in the valuation allowance in 2008 was primarily due to an increase in losses in certain foreign jurisdictions. No valuation allowance was recorded during the year attributable to various acquisitions. The recognition of any future tax benefit resulting from a reduction in the portion of the valuation allowance attributable to acquisitions will reduce any goodwill related to the applicable acquisition remaining at the time of the reduction. However, upon the July 1, 2009 adoption of Statement No. 141R, changes in the valuation allowance attributable to acquisitions will affect income tax expense including those associated with acquisitions that closed prior to the effective date of Statement No. 141R.

Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of certain international operations as those earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the eventual remittance of such earnings.

Accumulated undistributed earnings of foreign operations reinvested in their operations amounted to $1,435,394, $948,867 and $670,672, at June 30, 2008, 2007 and 2006, respectively.

13 - 24

As of July 1, 2007, the Company adopted the provisions of FIN 48 as discussed in Note 1. As of that date, the Company had gross unrecognized tax benefits of $82,095, which included accrued interest of $7,636. As of June 30, 2008, the Company had gross unrecognized tax benefits of $114,818, which included accrued interest of $9,748. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $83,088. A reconciliation of the beginning and ending amount of unrecognized tax benefits, exclusive of accrued interest, is as follows:

2008
Balance as of July 1, 2007	$74,459
Additions for tax positions related to current year	24,951
Additions for tax positions of prior years	6,470
Additions for acquisitions	993
Reductions for tax positions of prior years	(2,452)
Reductions for settlements	(538)
Reductions for expiration of statute of limitations	(45)
Effect of foreign currency translation	1,232

Balance as of June 30, 2008	$105,070

The Company and its subsidiaries file income tax returns in the United States and various state and foreign jurisdictions. In the normal course of business the Company’s tax returns are subject to examination by taxing authorities throughout the world. The Company is no longer subject to examinations of its federal income tax returns by the Internal Revenue Service (IRS) for fiscal years through 2001, except for certain refund claims outstanding. All significant state and local and foreign tax returns have been examined for fiscal years through 2001. The Company believes that it is reasonably possible that within the next 12 months the IRS examination for fiscal years 2002 and 2003 will be settled, except for certain refund claims outstanding. However, the Company does not anticipate that within the next 12 months the total unrecognized tax benefits will significantly change due to the settlement of examinations and the expiration of statute of limitations.

5. Earnings Per Share

Earnings per share have been computed according to FASB Statement No. 128, “Earnings per Share.” Basic earnings per share is computed using the weighted-average number of common shares outstanding during the year. Diluted earnings per share is computed using the weighted-average number of common shares and common share equivalents outstanding during the year. Common share equivalents represent the dilutive effect of outstanding stock-based awards. The computation of income from continuing operations per share was as follows:

	2008	2007	2006
Numerator:
Income from continuing operations	$949,466	$830,046	$638,276
Denominator:
Basic—weighted-average common shares	168,285,487	174,643,327	178,816,787
Increase in weighted-average from dilutive effect of exercise of stock-based awards	3,358,348	2,851,563	2,509,485

Diluted—weighted-average common shares, assuming exercise of stock-based awards	171,643,835	177,494,890	181,326,272

Basic earnings per share from continuing operations	$5.64	$4.75	$3.57
Diluted earnings per share from continuing operations	$5.53	$4.68	$3.52

13 - 25

For 2008, 2007 and 2006, 1.1 million, 2.5 million, and 2.9 million common shares, respectively, subject to stock-based awards were excluded from the computation of diluted earnings per share from continuing operations because the effect of their exercise would be anti-dilutive.

6. Inventories

Inventories valued on the last-in, first-out cost method were approximately 29 percent and 31 percent, respectively, of total inventories in 2008 and 2007. The current cost of these inventories exceeds their valuation determined on the LIFO basis by $216,794 in 2008 and $209,923 in 2007. Progress payments of $34,809 in 2008 and $25,874 in 2007 are netted against inventories.

7. Goodwill and Intangible Assets

The Company conducts an annual impairment test as required by FASB Statement No. 142. The Company uses a discounted cash flow analysis for purposes of estimating the fair value of a reporting unit. The annual impairment tests performed in fiscal years 2008, 2007, and 2006 resulted in no impairment loss being recognized.

The changes in the carrying amount of goodwill for the year ended June 30, 2008 are as follows:

	Industrial Segment	Aerospace Segment	Climate & Industrial Controls Segment	Total
Balance June 30, 2007	$1,856,841	$87,721	$309,507	$2,254,069
Acquisitions	427,032	12,635		439,667
Foreign currency translation	101,120	57	5,705	106,882
Goodwill adjustments	(2,514)		(12)	(2,526)

Balance June 30, 2008	$2,382,479	$100,413	$315,200	$2,798,092

“Goodwill adjustments” primarily represent adjustments to the purchase price allocation during the twelve-month period subsequent to the acquisition date and primarily involves the valuation of property, plant and equipment and intangible assets. Some of the 2008 purchase price allocations are preliminary and may require subsequent adjustment.

Intangible assets are amortized on a straight-line method over their legal or estimated useful life. The following summarizes the gross carrying value and accumulated amortization for each major category of intangible asset:

June 30,	2008		2007
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patents	$96,385	$35,770	$85,255	$29,149
Trademarks	247,874	42,503	193,595	27,110
Customer lists and other	876,092	121,469	446,273	73,257

Total	$1,220,351	$199,742	$725,123	$129,516

13 - 26

During fiscal 2008, the Company acquired intangible assets with an initial purchase price allocation and weighted-average life as follows:

	Purchase Price Allocation	Weighted- Average Life
Patents	$10,516	15 years
Trademarks	61,010	18 years
Customer lists and other	384,202	18 years

Total	$455,728	18 years

Total intangible amortization expense in 2008, 2007 and 2006 was $67,391, $45,842 and $33,544, respectively. The estimated amortization expense for the five years ending June 30, 2009 through 2013 is $81,229, $80,366, $74,171, $69,702 and $64,308, respectively.

8. Financing Arrangements

The Company has a line of credit totaling $1,500,000 through a multi-currency revolving credit agreement with a group of banks, of which $1,416,649 was available at June 30, 2008. The credit agreement expires in September 2012, however, the Company has the right to request a one-year extension of the expiration date on an annual basis. A portion of the credit agreement supports the Company’s commercial paper note program, which is rated A-1 by Standard & Poor’s, P-1 by Moody’s and F-1 by Fitch, Inc. These ratings are considered investment grade. The interest on borrowings is based upon the terms of each specific borrowing and is subject to market conditions. The revolving credit agreement requires a facility fee of up to 4.5/100ths of one percent of the commitment per annum at the Company’s present rating level. The revolving credit agreement contains provisions that increase the facility fee of the credit agreement in the event the Company’s credit ratings are lowered. A lowering of the Company’s credit ratings would not limit the Company’s ability to use the credit agreement nor would it accelerate the repayment of any outstanding borrowings.

The Company’s revolving credit agreement and indentures governing certain debt contain various covenants, the violation of which would limit or preclude the use of the agreement for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the indentures. At the Company’s present rating level, the most restrictive covenant provides that the ratio of secured debt to net tangible assets be less than 10 percent. As of June 30, 2008, the ratio of secured debt to net tangible assets was less than one percent. The Company is in compliance with all covenants.

Notes payable is comprised of short-term lines of credit and borrowings from foreign banks. At June 30, 2008, the Company had $284,518 in lines of credit from various foreign banks, of which $276,830 was available. Most of these agreements are renewed annually. The balance and weighted-average interest rate of the Notes payable at June 30, 2008 and 2007 were $95,112 and 4.7 percent and $136,365 and 5.4 percent, respectively.

The Company is currently authorized to sell up to $1,370,000 of short-term commercial paper notes, rated A-1 by Standard & Poor’s, P-1 by Moody’s and F-1 by Fitch, Inc. At June 30, 2008 and 2007, there were no commercial paper notes outstanding.

13 - 27

9. Debt

June 30,	2008	2007
Domestic:
Debentures
7.30%, due 2011	$100,000	$100,000
Fixed rate medium-term notes
5.50% to 7.37%, due 2010-2038	915,000	170,000
Fixed rate senior notes
4.88%, due 2013	225,000	225,000
ESOP loan guarantee
6.34%, due 2009	6,291	18,725
Variable rate demand bonds
1.7%, due 2010-2025	20,035	20,035
Foreign:
Bank loans, including revolving credit
1% to 10%, due 2009-2017	11,875	14,246
Euro Bonds
3.5%, due 2011	314,880	270,700
4.125%, due 2016	314,880	270,700
Japanese Yen credit facility
Libor plus 20 bps, due 2012	56,508	48,732
Other long-term debt, including capitalized leases	11,735	10,797

Total long-term debt	1,976,204	1,148,935
Less long-term debt payable within one year	23,752	59,019

Long-term debt, net	$1,952,452	$1,089,916

During 2008, the Company issued $775 million of medium-term notes of which $450 million bears interest of 5.5 percent and is due to be repaid in May 2018 and $325 million bears interest of 6.25 percent and is due to be repaid in May 2038. The Company used the proceeds from the medium-term note issuances to repay outstanding commercial paper borrowings.

Principal amounts of Long-term debt payable in the five years ending June 30, 2009 through 2013 are $23,752, $49,049, $416,350, $57,224 and $232,101, respectively. The carrying value of the Company’s Long-term debt (excluding leases) was $1,975,590 and $1,147,064 at June 30, 2008 and 2007, respectively, and was estimated to have a fair value of $1,937,995 and $1,086,766, at June 30, 2008 and 2007, respectively. The fair value of the Long-term debt was estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements. At the Company’s present rating level, some of the debt agreements include a limitation on the Company’s ratio of secured debt to net tangible assets.

ESOP Loan Guarantee—In 1999, the Company’s Employee Stock Ownership Plan (ESOP) was leveraged when the ESOP Trust borrowed $112,000 and used the proceeds to purchase 4,583,120 shares of the Company’s common stock from the Company’s treasury. The loan is unconditionally guaranteed by the Company and therefore the unpaid balance of the borrowing is reflected on the Consolidated Balance Sheet as Long-term debt. A corresponding amount representing Unearned compensation is recorded as a deduction from Shareholders’ equity.

Lease Commitments—Future minimum rental commitments as of June 30, 2008, under non-cancelable operating leases, which expire at various dates, are as follows: 2009-$78,818; 2010-$55,612; 2011-$39,269; 2012-$27,103; 2013-$20,668 and after

2013-$111,362.

Rental expense in 2008, 2007 and 2006 was $106,135, $86,999 and $76,828, respectively.

13 - 28

10. Retirement Benefits

Pensions—The Company has noncontributory defined benefit pension plans covering eligible employees, including certain employees in foreign countries. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat-dollar amounts and years of service. The Company uses a June 30 measurement date for a majority of its pension plans. The Company also has arrangements for certain key employees which provide for supplemental retirement benefits. In general, the Company’s policy is to fund these plans based on legal requirements, tax considerations, local practices and investment opportunities. The Company also sponsors defined contribution plans and participates in government-sponsored programs in certain foreign countries.

In September 2006, the FASB issued FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” Statement No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Statement No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. The measurement date provision of Statement No. 158 is effective for the Company for the fiscal year ending June 30, 2009. The funded status recognition provision was adopted by the Company as of June 30, 2007 resulting in a decrease to Shareholders’ equity of $259,166 in 2007. Prior to the adoption of Statement No. 158, accounting rules required that the Company recognize a liability if the accumulated benefit obligation exceeded the fair value of plan assets. The net of tax effect of recording the minimum liability on Shareholders’ equity was an increase of $221,546 and $167,008 in 2007 and 2006, respectively.

A summary of the Company’s defined benefit pension plans follows:

Benefit cost	2008	2007	2006
Service cost	$76,315	$79,136	$79,376
Interest cost	163,635	151,030	134,489
Expected return on plan assets	(190,362)	(175,170)	(148,300)
Amortization of prior service cost	13,318	12,206	11,219
Amortization of unrecognized actuarial loss	45,757	58,833	77,733
Amortization of initial net (asset)	(71)	(63)	(43)

Net periodic benefit cost	$108,592	$125,972	$154,474

Change in benefit obligation	2008	2007
Benefit obligation at beginning of year	$2,743,330	$2,660,150
Service cost	76,315	79,136
Interest cost	163,635	151,030
Actuarial (gain)	(183,654)	(105,183)
Benefits paid	(134,425)	(126,933)
Plan amendments	9,414	9,617
Acquisitions	1,210	28,019
Foreign currency translation and other	55,647	47,494

Benefit obligation at end of year	$2,731,472	$2,743,330

13 - 29

Change in plan assets	2008	2007
Fair value of plan assets at beginning of year	$2,500,419	$2,048,338
Actual (loss) gain on plan assets	(119,494)	311,390
Employer contributions	52,376	207,331
Benefits paid	(128,907)	(122,378)
Acquisitions	676	17,601
Foreign currency translation and other	39,762	38,137

Fair value of plan assets at end of year	$2,344,832	$2,500,419

Funded status	$(386,640)	$(242,911)

Amounts recognized on the Consolidated
Balance Sheet
Investments and other assets	$2,417	$11,808
Other accrued liabilities	(16,061)	(10,863)
Pensions and other postretirement benefits	(372,996)	(243,856)

Net amount recognized	$(386,640)	$(242,911)

Amounts recognized in Accumulated
Other Comprehensive Income (Loss)
Net actuarial loss	$520,386	$435,401
Prior service cost	79,107	82,157
Transition asset	(101)	(160)

Net amount recognized	$599,392	$517,398

The presentation of the amounts recognized on the Consolidated Balance Sheet and in Accumulated Other Comprehensive Income (Loss) is on a debit (credit) basis and is before the effect of income taxes.

The estimated amount of net actuarial loss, prior service cost and transition asset that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit pension cost in 2009 is $31,247, $12,438 and $74, respectively

The accumulated benefit obligation for all defined benefit plans was $2,471,932 and $2,463,208 at June 30, 2008 and 2007, respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $498,209, $433,578 and $273,849, respectively, at June 30, 2008, and $834,143, $760,428 and $589,471, respectively, at June 30, 2007.

The Company expects to make cash contributions of approximately $39 million to its defined benefit pension plans in 2009. Estimated future benefit payments in the five years ending June 30, 2009 through 2013 are $132,502, $131,444, $141,217, $148,848 and $162,138, respectively and $939,252 in the aggregate for the five years ending June 30, 2014 through June 30, 2018.

The assumptions used to measure net periodic benefit cost for the Company’s significant defined benefit plans are:

	2008	2007	2006
U.S. defined benefit plans
Discount rate	6.3%	6.0%	5.25%
Average increase in compensation	4.7%	4.7%	4.7%
Expected return on plan assets	8.5%	8.75%	8.75%

Non-U.S. defined benefit plans
Discount rate	2.25 to 6.3%	2.25 to 6.0%	2.0 to 5.5%
Average increase in compensation	1.0 to 4.25%	1.0 to 4.25%	1.0 to 4.0%
Expected return on plan assets	1.0 to 7.75%	1.0 to 7.75%	1.0 to 7.75%

13 - 30

The assumptions used to measure the benefit obligation for the Company’s significant defined benefit plans are:

	2008	2007
U.S. defined benefit plans
Discount rate	6.8%	6.3%
Average increase in compensation	4.7%	4.7%
Non-U.S. defined benefit plans
Discount rate	2.25 to 6.9%	2.25 to 6.3%
Average increase in compensation	1.0 to 4.5%	1.0 to 4.25%

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

The weighted-average allocation of the majority of the assets related to defined benefit plans is as follows:

	2008	2007
Equity securities	62%	66%
Debt securities	32%	28%
Other	6%	6%

	100%	100%

The investment strategy for the defined benefit pension plan assets focuses on achieving prudent actuarial funding ratios while maintaining acceptable levels of risk. This strategy requires an investment portfolio that is broadly diversified across various asset classes and investment managers. The current weighted-average target asset allocation is 62 percent equity securities, 33 percent debt securities and 5 percent other. At June 30, 2008 and 2007, the plans’ assets included Company stock with market values of $89,307 and $117,630, respectively.

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

	2008	2007	2006
Allocated shares	11,123,057	11,618,229	12,421,272
Suspense shares	202,587	621,648	1,056,141

Total shares held by the ESOP	11,325,644	12,239,877	13,477,413

Fair value of suspense shares	$14,449	$40,577	$54,638

In 1999, the ESOP was leveraged and the loan was unconditionally guaranteed by the Company. The Company’s matching contribution and dividends on the shares held by the ESOP are used to repay the loan, and shares are released from the suspense account as the principal and interest are paid. The unreleased portion of the shares in the ESOP suspense account is not considered outstanding for purposes of earnings per share computations. Company contributions to the ESOP, recorded as compensation and interest expense, were $53,019 in 2008, $51,647 in 2007 and $47,533 in 2006. Dividends earned by the suspense shares and interest income within the ESOP totaled $796 in 2008, $1,031 in 2007 and $1,017 in 2006.

13 - 31

The Company has a retirement income account (RIA) within the employee savings plan. The Company makes a contribution to the participant’s RIA account each year, the amount of which is based on the participant’s age and years of service. Participants do not contribute to the RIA. Company contributions to the RIA were $10,826 in 2008, $9,145 in 2007 and $6,479 in 2006.

In addition to shares within the ESOP, as of June 30, 2008, employees have elected to invest in 3,273,107 shares of common stock within the Company Stock Fund of the Parker Retirement Savings Plan.

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

A summary of the Company’s other postretirement benefit plans follows:

Benefit cost	2008	2007	2006
Service cost	$1,519	$1,656	$2,059
Interest cost	5,700	5,699	5,559
Net amortization and deferral	(742)	(579)	261

Net periodic benefit cost	$6,477	$6,776	$7,879

Change in benefit obligation	2008	2007
Benefit obligation at beginning of year	$96,291	$101,245
Service cost	1,519	1,656
Interest cost	5,700	5,699
Actuarial (gain)	(3,584)	(5,223)
Benefits paid	(8,075)	(7,086)

Benefit obligation at end of year	$91,851	$96,291

Funded status	$(91,851)	$(96,291)

Amounts recognized on the Consolidated Balance Sheet

Other accrued liabilities	$(6,375)	$(6,855)
Pensions and other postretirement benefits	(85,476)	(89,436)

Net amount recognized	$(91,851)	$(96,291)

Amounts recognized in Accumulated Other Comprehensive Income (Loss)

Net actuarial loss	$803	$4,387
Prior service (credit)	(2,304)	(3,046)

Net amount recognized	$(1,501)	$1,341

The presentation of the amounts recognized on the Consolidated Balance Sheet and in Accumulated Other Comprehensive Income (Loss) is on a debit (credit) basis and is before the effect of income taxes. The amount of prior service (credit) that will be amortized from accumulated other comprehensive income (loss) into net periodic postretirement cost in 2009 is $742.

13 - 32

The assumptions used to measure the net periodic benefit cost for postretirement benefit obligations are:

	2008	2007	2006
Discount rate	6.23%	6.0%	5.25%
Current medical cost trend rate	9.7%	10.2%	10.4%
Ultimate medical cost trend rate	5.0%	5.0%	5.0%
Medical cost trend rate decreases to ultimate in year	2014	2014	2014

The discount rate assumption used to measure the benefit obligation was 6.71 percent in 2008 and 6.23 percent in 2007.

Estimated future benefit payments for other postretirement benefits in the five years ending June 30, 2009 through 2013 are $6,586, $6,700, $6,839, $6,847 and $6,944, respectively, and $36,200 in the aggregate for the five years ending June 30, 2014 through June 30, 2018.

A one percentage point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$733	$(596)
Effect on postretirement benefit obligation	$7,577	$(7,092)

Other—The Company has established nonqualified deferred compensation programs, which permit officers, directors and certain management employees annually to elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. Deferred compensation expense was $8,785, $35,308 and $16,526 in 2008, 2007 and 2006, respectively.

The Company has invested in corporate-owned life insurance policies to assist in meeting the obligation under these programs. The policies are held in a rabbi trust and are recorded as assets of the Company.

11.	Shareholders’ Equity

Common Shares	2008	2007	2006
Balance July 1	$90,513	$90,513	$90,328
Shares issued under stock incentive plans ( 2008 – 24,838; 2006 – 369,923)	10		185

Balance June 30	$90,523	$90,513	$90,513

Additional Capital
Balance July 1	$482,068	$480,698	$448,109
Stock option exercise activity	(46,116)	(70,432)	(32,304)
Stock-based compensation expense	44,947	33,203	33,448
Tax benefit of equity awards	27,640	26,547	20,406
Restricted stock issued (surrendered)	2,392	(260)	603
Shares related to ESOP	17,907	12,340	10,436
Deferred compensation	(36)	(28)

Balance June 30	$528,802	$482,068	$480,698

13 - 33

Retained Earnings	2008	2007	2006
Balance July 1	$4,601,394	$3,916,412	$3,352,888
Net income	949,466	830,046	673,167
Cash dividends paid on common shares, net of tax benefits	(142,260)	(121,263)	(109,643)
Cash payments for stock split fractional shares	(340)
Stock incentive plan activity	(20,424)

Balance June 30	$5,387,836	$4,625,195	$3,916,412

Unearned Compensation Related to ESOP
Balance July 1	$(15,192)	$(25,809)	$(36,818)
Unearned compensation related to ESOP debt guarantee	10,241	10,617	11,009

Balance June 30	$(4,951)	$(15,192)	$(25,809)

Deferred Compensation Related to
Stock Options
Balance July 1	$2,269	$2,347	$2,347
Deferred compensation	(157)	(78)

Balance June 30	$2,112	$2,269	$2,347

Accumulated Other Comprehensive Income (Loss)
Balance July 1	$(112,621)	$(194,819)	$(470,964)
Foreign currency translation	280,482	119,582	103,842
Net unrealized (loss) gain	(4,041)		5,153
Net realized loss	236	236	142
Minimum pension liability prior to adoption of FASB 158		221,546	167,008
Adjustment recognized upon adoption of FASB 158		(259,166)
Net retirement benefits adjustment	(46,414)

Balance June 30	$117,642	$(112,621)	$(194,819)

Common Stock in Treasury
Balance July 1	$(360,567)	$(28,139)	$(45,744)
Shares purchased at cost (2008 – 7,885,043; 2007 – 8,173,991; 2006 – 1,113,150)	(584,263)	(433,049)	(52,409)
Shares issued under stock incentive plans (2008 – 1,063,439; 2007 – 1,608,474; 2006 – 1,469,196)	74,162	83,844	61,530
Restricted stock issued	7,418	16,670	8,484
Deferred compensation	257	107

Balance June 30	$(862,993)	$(360,567)	$(28,139)

13 - 34

The Retained earnings balance as of July 1, 2007 reflects a reduction of $23,801 relating to the adoption of FIN 48. Foreign currency translation is net of tax of $22,729, $4,056, and $50,358 in 2008, 2007 and 2006, respectively. Included in the 2006 tax amount for foreign currency translation is $38,881 related to prior year deferred taxes associated with the retirement of the Euro Notes in November 2005. Net unrealized (loss) gain is net of tax of $2,500 in 2008 and $3,101 in 2006. Net realized loss is net of tax of $148 in 2008 and 2007 and $107 in 2006. Minimum pension liability is net of tax of $131,065 and $110,068 in 2007 and 2006, respectively. Adjustment recognized upon adoption of Statement No. 158 is net of tax of $156,711 in 2007. Net retirement benefits adjustment is net of tax of $28,856 in 2008.

The balance of accumulated other comprehensive income (loss) at June 30, 2008 is comprised of $505,149, $(381,941) and $(5,566) related to foreign currency translation, retirement benefit plans and other items, respectively. The balance of accumulated other comprehensive income (loss) at June 30, 2007 is comprised of $224,667, $(335,527) and $(1,761) related to foreign currency translation, retirement benefit plans and other items, respectively.

Share Repurchases—The Company has a program to repurchase its common shares. Under the program, the Company is authorized to repurchase an amount of common shares each fiscal year equal to the greater of 7.5 million shares or five percent of the shares outstanding as of the end of the prior fiscal year. Repurchases are funded primarily from operating cash flows, and the shares are initially held as treasury stock. During 2008, the Company repurchased 1,255,062 shares of its common stock at an average price of $66.82 per share.

In August 2007, the Company’s Board of Directors authorized the accelerated purchase of $500 million of the Company’s common shares. This authorization is in addition to the Company’s previously announced share repurchase program. On August 16, 2007, the Company entered into an agreement with Morgan Stanley whereby the Company initially repurchased 6,456,656 shares of its common stock in exchange for $500 million. Additional shares were settled at the program’s expiration on November 30, 2007 based on the volume-weighted average price of the Company’s common shares during the same period, subject to a cap and a floor as determined under the terms of the agreement. Accordingly, the Company received 173,325 shares in connection with the settlement at the program’s expiration. Under the accelerated repurchase program, the Company repurchased a total of 6,629,981 shares at an average purchase price of $75.48 per share.

12. Stock Incentive Plans

Stock-Based Awards—The Company’s stock incentive plans provide for the granting of nonqualified options and stock appreciation rights (SARs) to officers and key employees of the Company. The nonqualified options allow the recipient to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the date the stock-based awards are granted. Upon exercise, SARs entitle the recipient to receive shares of common stock equal to the increase in value of the award between the grant date and the exercise date. Outstanding options and SARs are exercisable from one to three years after the date of grant and expire no more than 10 years after grant. The Company satisfies stock option and SAR exercises by issuing common shares out of treasury, which have been repurchased pursuant to the Company’s share repurchase program described in Note 11, or through the issuance of previously unissued common shares.

During 2008, 2007 and 2006, the Company recognized stock-based compensation expense of $44,947, $33,203 and $33,448, respectively. The Company derives a tax deduction measured by the excess of the market value over the grant price at the date stock-based awards are exercised. The related tax benefit is credited to Additional capital as the Company is currently in a windfall tax benefit position.

13 - 35

The fair value of each stock-based award granted in 2008, 2007 and 2006 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2008	2007	2006
Risk-free interest rate	4.4%	4.7%	4.2%
Expected life of award	5.2 yrs	5.1 yrs	5.4 yrs
Expected dividend yield of stock	1.4%	1.5%	1.6%
Expected volatility of stock	25.6%	30.2%	33.1%
Weighted-average fair value	$16.61	$15.50	$14.19

The risk-free interest rate was based on U.S. Treasury yields with a term similar to the expected life of the award. The expected life of the award was derived by referring to actual exercise and post-vesting employment termination experience. The expected dividend yield was based on the Company’s historical dividend rate and stock price over a period similar to the expected life of the award. The expected volatility of stock was derived by referring to changes in the Company’s historical common stock prices over a timeframe similar to the expected life of the award. The Company has no reason to believe that future stock volatility is likely to materially differ from historical volatility.

Stock-based award activity during 2008 is as follows (aggregate intrinsic value in millions):

	Number Of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding June 30, 2007	11,649,064	$38.60

Granted	2,923,683	61.75
Exercised	(1,820,377)	35.55
Canceled	(131,929)	53.42

Outstanding June 30, 2008	12,620,441	$44.25	6.4 years	$342.3

Exercisable June 30, 2008	7,458,975	$36.35	5.1 years	$260.8

A summary of the status and changes of shares subject to stock-based awards and the related average price per share follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested June 30, 2007	4,300,879	$14.99

Granted	2,923,683	16.61
Vested	(1,942,663)	15.10
Canceled	(120,433)	15.38

Nonvested June 30, 2008	5,161,466	$15.86

At June 30, 2008, $27,726 of expense with respect to nonvested stock-based awards has yet to be recognized and will be amortized into expense over a weighted-average period of approximately 17 months. The total fair value of shares vested during 2008, 2007 and 2006 was $29,326, $25,554 and $29,784, respectively.

13 - 36

Information related to stock-based awards exercised during 2008, 2007 and 2006 is as follows:

	2008	2007	2006
Net cash proceeds	$33,406	$40,265	$52,879
Intrinsic value	82,415	81,844	47,401
Income tax benefit	26,360	23,441	20,516

Shares surrendered upon exercise of stock options: 2008 – 732,920; 2007 – 1,192,791; 2006 – 1,020,165.

Restricted Stock—Restricted stock was issued under the Company’s 2003 Stock Incentive Program to certain key employees under the Company’s 2005-06-07, 2004-05-06 and 2003-04-05 Long Term Incentive Plans (LTIP). Value of the payments was set at the market value of the Company’s common stock on the date of issuance. Shares were earned and awarded, and an estimated value was accrued, based upon attainment of criteria specified in the LTIP over the cumulative years of each three-year Plan. Plan participants are entitled to cash dividends and to vote their respective shares, but the shares are restricted as to transferability for three years following issuance.

Restricted Shares for LTIP Plan	2008	2007	2006
Number of shares issued	294,418	318,330	205,383
Average share value on date of issuance	$60.93	$49.75	$43.77
Total value	$17,940	$15,838	$8,989

Under the Company’s 2006-07-08 LTIP a payout of shares of restricted stock from the Company’s 2003 Stock Incentive Program will be issued to certain key employees in 2008. The balance of the 2006-07-08 LTIP payout will be made as deferred cash compensation (if elected by the participant) or in cash. The total payout, valued at $16,202, has been accrued over the three years of the plan. During 2008, 2007 and 2006, the Company incurred expense relating to the LTIP of $25,681, $37,205 and $18,445, respectively.

In 2008 and 2007, 14,850 and 13,500 shares, respectively, of restricted stock were issued to certain non-employee members of the Board of Directors. Transferability of these shares is restricted for three years following issuance. In addition, non-employee members of the Board of Directors have been given the opportunity to receive all or a portion of their fees in the form of restricted stock. These shares vest ratably, on an annual basis, over the term of office of the director. In 2008, 2007 and 2006, 2,526, 14,495 and 10,167 shares, respectively, were issued in lieu of directors’ fees. During 2006, 3,663 shares of restricted stock were surrendered upon the death of a director.

At June 30, 2008, the Company had approximately 18 million common shares reserved for issuance in connection with its stock incentive plans.

13. Shareholders’ Protection Rights Agreement

On January 25, 2007, the Board of Directors of the Company declared a dividend of one Shareholders’ Right for each common share outstanding on February 17, 2007 in relation to the Company’s Shareholders Protection Rights Agreement. As of June 30, 2008, 167,715,002 common shares were reserved for issuance under this Agreement. Under certain conditions involving acquisition of, or an offer for, 15 percent or more of the Company’s common shares, all holders of Shareholders’ Rights would be entitled to purchase one common share at an exercise price currently set at $160. In addition, in certain circumstances, all holders of Shareholders’ Rights (other than the acquiring entity) would be entitled to purchase a number of common shares equal to twice the exercise price, or at the option of the Board, to exchange each Shareholders’ Right for one common share. The Shareholders’ Rights remain in existence until February 17, 2017, unless extended by the Board of Directors or earlier redeemed (at one cent per Shareholders’ Right), exercised or exchanged under the terms of the agreement. In the event of an unfriendly business combination attempt, the Shareholders’ Rights will cause substantial dilution to the person attempting the business combination. The Shareholders’ Rights should not interfere with any merger or other business combination that is in the best interest of the Company and its shareholders since the Shareholders’ Rights may be redeemed.

13 - 37

14. Research and Development

Research and development costs amounted to $303,098 in 2008, $253,091 in 2007 and $203,702 in 2006. These amounts include both costs incurred by the Company related to independent research and development initiatives as well as costs incurred in connection with research and development contracts. Costs incurred in connection with research and development contracts amounted to $47,757 in 2008, $40,894 in 2007 and $37,532 in 2006. These costs are included in the total research and development cost for each of the respective years.

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

On April 27, 2007, a grand jury in the Southern District of Florida issued a subpoena to the Company’s subsidiary, Parker ITR, requiring the production of documents, in particular documents related to communications with competitors and customers related to Parker ITR’s marine oil and gas hose business. The Company and Parker ITR substantially complied with this subpoena. On August 2, 2007, the Japan Fair Trade Commission (JFTC) requested that Parker ITR submit a report to the JFTC on specific topics related to its investigation of marine hose suppliers. Parker ITR did so. The JFTC issued a final order and Parker ITR complied with that order. The European Commission issued Requests for Information to the Company and Parker ITR, the first such request was dated May 15, 2007. The Company and Parker ITR submitted responses to these requests. The Company and Parker ITR continue to cooperate with the European Commission. Brazilian and Korean competition authorities initiated investigations (the Brazilian investigation commenced on November 14, 2007 and the Korean investigation commenced on January 17, 2008) related to the marine hose supply activities of Parker ITR. The Company and Parker ITR are cooperating with the Brazilian and Korean authorities. At the current stage of these regulatory investigations, the Company is unable to reasonably estimate the potential loss or range of loss, if any, arising from such investigations.

In addition, four class action lawsuits were filed in the Southern District of Florida: Shipyard Supply LLC v. Bridgestone Corporation, et al., filed May 17, 2007; Expro Gulf Limited v. Bridgestone Corporation, et al., filed June 6, 2007; Bayside Rubber & Products, Inc. v. Trelleborg Industries S.A., et al., filed June 25, 2007; Bayside Rubber & Products, Inc. v. Caleca, et al., filed July 12, 2007; and one in the Southern District of New York: Weeks Marine, Inc. v. Bridgestone Corporation, et al., filed July 27, 2007. The Company is named as a defendant in one case and it filed an answer in that matter. Parker ITR filed a motion to dismiss in each of the four cases in which it is a defendant. Parker ITR’s motions to dismiss were denied as moot after all five cases were consolidated in the Southern District of Florida as 08-MDL-1888. On March 24, 2008, the plaintiffs filed a consolidated class action complaint that alleges that the defendants, for a period of approximately 21 years, conspired with competitors in unreasonable restraint of trade to artificially raise, fix, maintain or stabilize prices, rig bids and allocate markets and customers for marine oil and gas hose in the United States. Plaintiffs generally seek treble damages, a permanent injunction, attorneys’ fees, and pre-judgement and post-judgement interest. The Company and Parker ITR have filed a motion to dismiss the consolidated complaint. In light of the current circumstances, the Company has established a reserve of $20 million for known and potential civil damages.

13 - 38

Environmental—The Company is currently responsible for environmental remediation at 33 manufacturing facilities presently or formerly operated by the Company and has been named as a “potentially responsible party,” along with other companies, at one off-site waste disposal facility and three regional sites.

As of June 30, 2008, the Company has a reserve of $16,022 for environmental matters, which are probable and reasonably estimable. This reserve is recorded based upon the best estimate of costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities and the amount of the Company’s liability in proportion to other responsible parties. This reserve is net of $2,564 for discounting, primarily at a four percent discount rate, a portion of the costs at 29 locations to operate and maintain remediation treatment systems as well as gauge treatment system effectiveness through monitoring and sampling over periods up to 30 years.

The Company’s estimated total liability for the above mentioned sites ranges from a minimum of $16.0 million to a maximum of $79.6 million. The largest range for any one site is approximately $8.2 million. The actual costs to be incurred by the Company will be dependent on final determination of remedial action required, negotiations with federal and state agencies, changes in regulatory requirements and technology innovation, the effectiveness of remedial technologies employed, the ability of other responsible parties to pay, and any insurance or third party recoveries.

13 - 39

16. Quarterly Information (Unaudited)

2008	1st	2nd	3rd	4th	Total
Net sales	$2,787,256	$2,829,060	$3,182,537	$3,346,752	$12,145,605
Gross profit	664,959	634,923	735,321	771,330	2,806,533
Net income	229,597	211,863	255,441	252,565	949,466
Diluted earnings per share	1.33	1.23	1.49	1.47	5.53

2007	1st	2nd	3rd	4th	Total
Net sales	$2,551,573	$2,511,152	$2,780,969	$2,874,365	$10,718,059
Gross profit	604,215	573,145	617,141	650,609	2,445,110
Net income	210,584	192,967	209,309	217,186	830,046
Diluted earnings per share	1.17	1.09	1.19	1.23	4.68

Earnings per share amounts are computed independently for each of the quarters presented, therefore, the sum of the quarterly earnings per share amounts may not equal the total computed for the year.

17. Stock Prices and Dividends (Unaudited)

(In dollars)		1st	2nd	3rd	4th	Full Year
2008	High	$78.43	$86.56	$76.03	$86.91	$86.91
	Low	58.19	71.15	58.10	69.46	58.10
	Dividends	.21	.21	.21	.21	.84

2007	High	$52.63	$58.67	$58.79	$68.95	$68.95
	Low	46.47	51.15	50.41	57.03	46.47
	Dividends	.173	.173	.173	.173	.692

2006	High	$45.77	$47.03	$55.59	$57.99	$57.99
	Low	40.21	40.49	43.44	47.43	40.21
	Dividends	.153	.153	.153	.153	.612

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

We assessed the effectiveness of our internal control over financial reporting as of June 30, 2008. We have excluded eight entities from our evaluation of internal control over financial reporting as of June 30, 2008 because the entities were acquired in purchase business combinations during the year ended June 30, 2008. On a combined basis, the entities represent approximately 8.6 percent of total assets and 1.7 percent of total revenues as of and for the fiscal year ended June 30, 2008. In making this assessment, we used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control-Integrated Framework.” We concluded that based on our assessment, the Company’s internal control over financial reporting was effective as of June 30, 2008.

Deloitte & Touche LLP, the independent registered accounting firm that audited the Company’s consolidated financial statements, has issued an attestation report on the Company’s internal control over financial reporting as of June 30, 2008, which is included herein.

/s/ Donald E. Washkewicz	/s/ Timothy K. Pistell
Chairman, Chief Executive Officer and President	Executive Vice President – Finance and Administration and Chief Financial Officer

13 - 41

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Parker Hannifin Corporation:

We have audited the accompanying consolidated balance sheet of Parker Hannifin Corporation and subsidiaries (the “Company”) as of June 30, 2008, and the related consolidated statements of income, comprehensive income, and cash flows for the year ended June 30, 2008. Our audit also included the financial statement schedule listed in the Index at Item 15(a)(1). We also have audited the Company’s internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company’s internal control over financial reporting based on our audit.

As described in Management’s Report on Internal Control Over Financial Reporting, management has excluded eight entities from its assessment of internal control over financial reporting as of June 30, 2008, because they were acquired in purchase business combinations during the year ended June 30, 2008. On a combined basis, the entities represent approximately 8.6 percent of total assets and 1.7 percent of revenues of the consolidated financial statement amounts as of and for the year ended June 30, 2008. Accordingly, our audit of the Company’s internal control over financial reporting as of June 30, 2008, did not include the internal control over financial reporting of these eight entities.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

13 - 42

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parker Hannifin Corporation and subsidiaries as of June 30, 2008, and the results of their operations and their cash flows for the year ended June 30, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such fiscal 2008 financial statement schedule, when considered in relation to the basic fiscal 2008 consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Notes 1 and 4 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, as of July 1, 2007.

/s/ DELOITTE & TOUCHE LLP

Cleveland, Ohio

August 27, 2008

13 - 43

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders

of Parker Hannifin Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index appearing under Item 15(a)(1), present fairly, in all material respects, the financial position of Parker Hannifin Corporation and its subsidiaries (the “Company”) at June 30, 2007, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for each of the two years in the period ended June 30, 2007, listed in the accompanying index under Item 15(a)(1), presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Cleveland, Ohio

August 16, 2007, except for Note 1-“Stock Split”, as to which the date is October 1, 2007

13 - 44

Five-Year Financial Summary

(Amounts in thousands, except per share information)	2008	2007	2006	2005	2004
Net sales	$12,145,605	$10,718,059	$9,385,888	$8,068,805	$6,887,596
Cost of sales	9,339,072	8,272,949	7,367,618	6,391,477	5,577,888
Selling, general and administrative expenses	1,364,082	1,226,861	1,036,646	860,278	765,570
Goodwill impairment loss					1,033
Interest expense	98,996	83,414	75,763	66,869	73,144
Income taxes	377,058	329,236	261,682	205,105	140,871
Income—continuing operations	949,466	830,046	638,276	533,166	332,085
Net income	949,466	830,046	673,167	604,692	345,783
Basic earnings per share—continuing operations	5.64	4.75	3.57	2.99	1.88
Diluted earnings per share—continuing operations	5.53	4.68	3.52	2.95	1.86
Basic earnings per share	5.64	4.75	3.76	3.39	1.96
Diluted earnings per share	$5.53	$4.68	$3.71	$3.35	$1.94
Average number of shares outstanding—Basic	168,285	174,643	178,817	178,193	176,562
Average number of shares outstanding—Diluted	171,644	177,495	181,326	180,674	178,509
Cash dividends per share	$.840	$.692	$.612	$.520	$.507
Net income as a percent of net sales	7.8%	7.7%	7.2%	7.5%	5.0%
Return on average assets	10.1%	10.0%	9.0%	9.3%	5.7%
Return on average equity	19.0%	18.5%	17.8%	19.1%	12.6%

Book value per share	$31.39	$27.14	$23.64	$18.76	$16.83
Working capital	$1,912,369	$1,460,930	$1,457,873	$1,454,883	$1,260,036
Ratio of current assets to current liabilities	1.9	1.8	1.9	2.1	2.0
Plant and equipment, net	$1,926,522	$1,736,372	$1,693,794	$1,581,348	$1,574,988
Total assets	10,386,854	8,441,413	8,173,432	6,860,703	6,194,701
Long-term debt	1,952,452	1,089,916	1,059,461	938,424	953,796
Shareholders’ equity	$5,258,971	$4,711,665	$4,241,203	$3,340,147	$2,982,454
Debt to debt-equity percent	28.3%	21.4%	21.1%	22.5%	24.9%

Depreciation	$257,570	$245,058	$245,681	$245,206	$239,106
Capital expenditures	$280,327	$237,827	$198,113	$154,905	$138,291
Number of employees	61,722	57,338	57,073	50,019	47,433
Number of shares outstanding at year-end	167,512	173,618	179,417	178,034	177,252

13 - 45