Form 10-K, Exhibit 13
period 2009-06-30
PARKER HANNIFIN CORP
filed 2009-08-27
CIK 76334

Exhibit (13) to Report

On Form 10-K for Fiscal

Year Ended June 30, 2009

By Parker-Hannifin Corporation

Forward-Looking Statements

Forward-looking statements contained in this and other written and oral reports are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. All statements regarding future performance, earnings projections, events or developments are forward-looking statements. It is possible that the Company’s future performance and earnings projections of the Company and individual segments may differ materially from current expectations, depending on economic conditions within its mobile, industrial and aerospace markets, and the Company’s ability to maintain and achieve anticipated benefits associated with announced realignment activities, strategic initiatives to improve operating margins, actions taken to combat the effects of the current recession, and growth, innovation and global diversification initiatives. A change in economic conditions in individual markets may have a particularly volatile effect on segment results. Among other factors which may affect future performance are:

•

changes in business relationships with and purchases by or from major customers, suppliers or distributors, including delays or cancellations in shipments, disputes regarding contract terms or significant changes in financial condition,

•	uncertainties surrounding timing, successful completion or integration of acquisitions,

•	threats associated with and efforts to combat terrorism,

•	uncertainties surrounding the ultimate resolution of outstanding legal proceedings, including the outcome of any appeals,

•	competitive market conditions and resulting effects on sales and pricing,

•	increases in raw material costs that cannot be recovered in product pricing,

•	the Company’s ability to manage costs related to employee retirement and health care benefits and insurance, and

•

global economic factors, including manufacturing activity, air travel trends, currency exchange rates, difficulties entering new markets and general economic conditions such as inflation, deflation, interest rates and credit availability.

The Company makes these statements as of the date of this disclosure, and undertakes no obligation to update them.

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

The Company’s order rates provide a near-term perspective of the Company’s outlook particularly when viewed in the context of prior and future order rates. The Company publishes its order rates on a quarterly basis. The lead time between the time an order is received and revenue is realized generally ranges from one day to 12 weeks for mobile and industrial orders and from one day to 18 months for aerospace orders. The Company believes the leading economic indicators of these markets that have a strong correlation to the Company’s future order rates are as follows:

•	Purchasing Managers Index (PMI) on manufacturing activity specific to regions around the world with respect to most mobile and industrial markets;

•	Aircraft miles flown and revenue passenger miles for commercial aerospace markets and Department of Defense spending for military aerospace markets; and

•	Housing starts with respect to the North American residential air conditioning market.

A PMI above 50 indicates that the manufacturing activity specific to a region around the world in the mobile and industrial markets is expanding. A PMI below 50 would indicate the opposite effect. The PMI for the United States at the end of fiscal 2009 was 44.8 and the PMI for the Eurozone countries was 42.6 at the end of fiscal 2009. The PMI for the United States and the Eurozone countries have both decreased significantly during fiscal 2009 and the Company’s order rates during fiscal 2009 have reflected this decline. However, the PMI for the United States and the Eurozone countries have both sequentially increased during the latter part of fiscal 2009 and the Company expects the sequential increases to continue in the short term, though beyond that period the PMI levels are uncertain.

With respect to the aerospace market, aircraft miles flown and revenue passenger miles during fiscal 2009 have declined moderately from comparable fiscal 2008 levels, with the most of the decline occurring in the latter part of fiscal 2009. The Company anticipates that both aircraft miles flown and revenue passenger miles in fiscal 2010 will be lower than their fiscal 2009 levels. The Company anticipates that Department of Defense spending in fiscal 2010 will be about four percent higher than the fiscal 2009 level.

With respect to the North American residential air conditioning market, housing starts in June 2009 were approximately 46 percent lower than housing starts in June 2008. The Company anticipates the level of housing starts in fiscal 2010 will continue to be well below historical normal levels.

The Company also believes that there is a high negative correlation between interest rates and industrial manufacturing activity. Increases in interest rates typically have a negative impact on industrial production thereby lowering future order rates while decreases in interest rates typically have the opposite effect.

The Company remains focused on maintaining its financial strength through the current worldwide economic downturn by adjusting its cost structure to reflect changing demand levels, maintaining a strong balance sheet and managing its cash. The Company’s Win Strategy initiatives relating to growth and margin improvement are designed to assist in meeting this challenge. The Company has implemented several additional initiatives, including workforce reductions, salary freezes, and short work weeks, to reduce costs in response to the continued deterioration in worldwide economic conditions and the corresponding decline in the Company’s order rates. The Company has also developed contingency plans to further control costs if economic conditions continue to deteriorate.

Despite the current economic conditions, the financial condition of the Company remains strong. The Company continues to generate substantial cash flows from operations, has controlled capital spending and has proactively managed working capital, with particular attention to collecting receivables from customers in financial difficulty. The Company has been able to borrow needed funds at affordable interest rates and currently has a debt to debt-equity ratio of 35.2 percent.

13 - 2

While current worldwide economic conditions necessitate that the Company concentrate its efforts on maintaining financial strength, the Company believes many opportunities for growth remain available. The Company will evaluate these opportunities as appropriate in the current environment in order to strongly position itself for when the economic recovery ultimately occurs. Major opportunities for growth are as follows:

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

During the first half of fiscal 2009, the Company completed nine acquisitions whose aggregate annual revenues were approximately $532 million. Acquisitions will continue to be considered from time to time to the extent there is a strong strategic fit, while at the same time, maintaining the Company’s strong financial position. The Company will also continue to assess the strategic fit of its existing businesses and initiate efforts to divest businesses that are not considered to be a good long-term fit for the Company. Future business divestitures could have a negative effect on the Company’s results of operations.

The discussion below is structured to separately discuss each of the financial statements presented on pages 13-13 to 13-17. All year references are to fiscal years.

Discussion of Consolidated Statement of Income

The Consolidated Statement of Income summarizes the Company’s operating performance over the last three fiscal years.

(millions)	2009	2008	2007
Net sales	$10,309	$12,146	$10,718
Gross profit margin	20.6%	23.1%	22.8%
Selling, general and administrative expenses	$1,290	$1,364	$1,227
Interest expense	112	99	83
Other expense (income), net	44	20	(7)
Effective tax rate	25.4%	28.4%	28.4%
Net income	$509	$949	$830
Net income, as percent of sales	4.9%	7.8%	7.7%

Net sales in 2009 were 15.1 percent lower than 2008. The decline in sales in 2009 primarily reflects lower volume in all segments except for the Aerospace Segment. Acquisitions made in the last 12 months contributed approximately $539 million in sales. The effect of currency rate changes reduced net sales by approximately $490 million.

Net sales in 2008 were 13.3 percent higher than 2007. The increase in sales in 2008 primarily reflects higher volume experienced in the Industrial International and Aerospace Segments. Acquisitions made in fiscal 2008 contributed approximately $373 million in sales. The effect of currency rate changes increased net sales by approximately $544 million.

13 - 3

During 2009, the worldwide economic downturn resulted in the Company experiencing an unprecedented drop in the demand for its products in virtually all markets of the Industrial and Climate & Industrial Controls Segments. Business conditions in the Aerospace Segment were strong in the earlier part of 2009 but began to soften in the latter part of 2009. For 2010, the Company expects the recessionary-like business conditions experienced in 2009 in the Industrial and Climate & Industrial Controls Segments to continue but the rate of decline is expected to lessen. The Company anticipates business conditions in the commercial aftermarket business of the Aerospace Segment will weaken as passenger air miles continue to decline and airlines reduce flight schedules and capacity.

Gross profit margin was lower in 2009 primarily due to the lower sales volume, resulting in manufacturing inefficiencies. Gross margin was higher in 2008 primarily due to a combination of the increase in sales and the effects of the Company’s financial performance initiatives, especially in the Industrial International businesses. Current-year acquisitions, not yet fully integrated, negatively affected the current-year gross margin. Included in gross profit in 2009, 2008 and 2007 were business realignment charges of $40.9 million, $5.3 million and $15.0 million, respectively.

Selling, general and administrative expenses decreased 5.4 percent in 2009 and increased 11.2 percent in 2008. The decrease in 2009 was primarily due to the lower sales volume as well as lower expenses related to incentive compensation plans. The increase in 2008 was primarily due to the higher sales volume, current-year acquisitions as well as higher expenses related to professional fees. Selling, general and administrative expenses, as a percent of sales, were 12.5 percent in 2009, 11.2 percent in 2008 and 11.4 percent in 2007.

Interest expense in 2009 and 2008 increased primarily due to higher average debt outstanding. The increase in borrowings primarily related to the funding of acquisitions and the repurchase of the Company’s common shares.

Other expense (income), net in 2009 included $37.4 million of expense related to litigation settlements, $13.8 million of expense related to investment writedowns and $11.6 million of income related to insurance recoveries. Other expense (income), net in 2008 included $20.0 million of expense related to litigation settlements.

Effective tax rate in 2009 was lower primarily due to a tax benefit associated with a worthless stock deduction for tax reporting purposes related to a foreign subsidiary, higher research and development tax credits and lower taxable income, partially offset by the effect of litigation settlements. The effective tax rate in 2008 remained at the 2007 level primarily due to the increase in foreign tax rate differences being offset by lower research and development tax credits.

Other comprehensive income (loss) included gains and losses that under generally accepted accounting principles are recorded directly into Shareholders’ equity. See Note 11 to the Consolidated Financial Statements for further information.

Discussion of Business Segment Information

The Business Segment information presents sales, operating income and assets on a basis that is consistent with the manner in which the Company’s various businesses are managed for internal review and decision-making. See Note 1 to the Consolidated Financial Statements for a description of the Company’s reportable business segments.

Industrial Segment (millions)

	2009	2008	2007
Sales
North America	$3,735	$4,250	$4,064
International	3,896	5,006	3,901
Operating income
North America	395	608	598
International	351	789	533
Operating income as a percent of sales
North America	10.6%	14.3%	14.7%
International	9.0%	15.8%	13.7%
Backlog	$1,200	$1,744	$1,393
Assets	7,540	8,122	6,364
Return on average assets	9.5%	19.3%	18.6%

13 - 4

Sales in 2009 for the Industrial North American operations decreased 12.1 percent compared to an increase of 4.6 percent from 2007 to 2008. The decrease in sales in 2009 was primarily due to lower demand experienced from distributors and lower end-user demand experienced in virtually all of the markets of the Industrial North American businesses as customer order levels have declined in response to current economic conditions. Acquisitions completed within the past 12 months contributed approximately $271 million in sales. The increase in sales in 2008 was primarily due to acquisitions as well as higher demand experienced from distributors and higher end-customer demand experienced in the construction equipment, farm and agriculture, oil and gas and general industrial machinery markets, partially offset by lower end-customer demand in the heavy-duty truck, automotive, semiconductor and residential construction markets.

Sales in the Industrial International operations decreased 22.2 percent in 2009 following an increase of 28.3 percent from 2007 to 2008. The sales decline in 2009 was primarily due to lower sales volume across most markets in all regions with the largest decline in volume experienced in Europe. Acquisitions completed within the past 12 months contributed approximately $250 million in sales. The sales increase in 2008 was primarily due to higher volume across most markets, particularly Europe and the Asia Pacific region as well as acquisitions, which accounted for about 20 percent of the increase. Foreign currency rate changes, primarily the strengthening of the U.S. dollar against the Euro and British Pound, decreased net sales in 2009 by $386 million.

The lower Industrial North American operating margins in 2009 were primarily due to the lower sales volume, resulting in manufacturing inefficiencies as well as higher expenses associated with business realignment activities. The lower Industrial North American operating margins in 2008 were primarily due to higher expenses associated with new product development and higher material costs more than offsetting the higher sales volume. Acquisitions, not yet fully integrated, negatively impacted margins in both 2009 and 2008. Included in Industrial North American operating income in 2009, 2008 and 2007 are business realignment charges of $10.4 million, $4.5 million and $9.8 million, respectively. The business realignment charges resulted from actions the Company took to structure the Industrial North American operations to operate in the current economic environment and primarily consisted of severance costs and costs relating to the consolidation of manufacturing operations.

The lower Industrial International operating margins in 2009 were primarily due to the lower sales volume, resulting in manufacturing inefficiencies as well as higher expenses associated with business realignment activities. The Industrial International operating margin improvement in 2008 was primarily due to a combination of the higher sales volume and benefits realized from the Company’s financial performance initiatives. Acquisitions, not fully integrated, negatively impacted margins in 2009 and 2008. Operating income in 2009, 2008 and 2007 included $23.3 million, $0.4 million and $8.9 million, respectively, of business realignment charges that were taken to appropriately structure operations primarily in Europe.

The Company anticipates Industrial North American sales for 2010 will decrease between 6.7 percent and 11.5 percent from the fiscal 2009 level and Industrial International sales for fiscal 2010 will decrease between 11.7 percent and 16.2 percent from the fiscal 2009 level. The lower sales levels in 2010 are primarily due to continued lower end-user demand expected in most markets. Industrial North American operating margins in 2010 are expected to range from 9.0 percent to 9.4 percent and Industrial International margins are expected to range from 4.0 percent to 4.6 percent. The lower Industrial International operating margin in 2010 primarily results from manufacturing inefficiencies. The Company expects to continue to take actions necessary to structure appropriately the operations of the Industrial Segment. Such actions may include the necessity to record business realignment charges in 2010.

The decrease in total Industrial Segment backlog in 2009 was primarily due to lower order rates in both the North American and International businesses, particularly in Europe and Asia Pacific. The increase in backlog in 2008 was primarily due to higher order rates in the Industrial International businesses.

The decrease in assets in 2009 was primarily due to the effect of currency fluctuations as well as decreases in accounts receivable and inventory partially offset by increases in assets from current-year acquisitions. The increase in assets in 2008 was primarily due to current-year acquisitions and the effect of currency fluctuations. The increase in assets in 2008 was also due to increases in cash, accounts receivable and inventory.

13 - 5

Aerospace Segment (millions)

	2009	2008	2007
Sales	$1,883	$1,838	$1,685
Operating income	262	251	270
Operating income as a percent of sales	13.9%	13.6%	16.0%
Backlog	$1,559	$1,737	$1,359
Assets	915	922	779
Return on average assets	28.5%	29.5%	35.4%

Sales in 2009 increased 2.5 percent compared to an increase of 9.0 percent from 2007 to 2008. The increase in sales in 2009 was primarily due to an increase in both commercial and military aftermarket volume as well as an increase in military original equipment manufacturer (OEM) volume. The increase in sales in 2008 was primarily due to an increase in both commercial OEM and aftermarket volume. The sales increase in 2008 was partially offset by lower military aftermarket volume.

The increase in margins in 2009 were primarily due to a higher concentration of sales occurring in the higher margin aftermarket businesses partially offset by higher engineering development costs. The lower margins in 2008 were primarily due to a higher concentration of sales occurring in the lower margin OEM businesses as well as higher engineering development costs and an increase in contract reserves related to certain programs.

The decrease in backlog in 2009 was primarily due to lower order rates in the commercial and military OEM businesses. The increase in backlog in 2008 was primarily due to higher order rates, especially in the commercial OEM businesses. For 2010, sales are expected to decrease between 5.7 percent and 6.6 percent from the fiscal 2009 level primarily due to anticipated lower commercial OEM and aftermarket volume. Operating margins are expected to range from 11.5 percent to 11.7 percent. Further reductions in commercial aftermarket volume in future product mix and higher than expected engineering development costs could result in lower margins.

The decrease in assets in 2009 was primarily due to a decrease in accounts receivable partially offset by an increase in inventory. The increase in assets in 2008 was primarily due to increases in accounts receivable and inventory as well as acquisitions.

Climate & Industrial Controls Segment (millions)

	2009	2008	2007
Sales	$795	$1,051	$1,068
Operating (loss) income	(4)	59	82
Operating (loss) income as a percent of sales	(0.5)%	5.7%	7.7%
Backlog	$127	$170	$183
Assets	691	805	831
Return on average assets	(0.5)%	7.3%	9.9%

Sales in 2009 decreased 24.4 percent compared to a 1.6 percent decrease in sales from 2007 to 2008. The decrease in sales in 2009 and 2008 was primarily due to lower end-user demand in the residential air conditioning, commercial refrigeration, heavy-duty truck and automotive markets. The magnitude of the decline in sales in 2009 reflects the effect of the worldwide economic downturn especially with respect to housing starts and automotive production. The lower margins in 2009 and 2008 were primarily due to the lower sales volume, resulting in manufacturing inefficiencies. Margins in 2009 were also adversely affected by business realignment charges of $10.9 million.

The Company anticipates sales in 2010 will decrease between 10.1 percent and 13.1 percent from the fiscal 2009 level primarily due to continued lower end-user demand expected in most markets. Operating margins are expected to range from 2.1 percent to 2.9 percent, reflecting the benefit of past business realignment activities. The Company expects to continue to take actions necessary to structure appropriately the Climate & Industrial Controls Segment operations. Such actions may include the necessity to record business realignment charges in 2010.

13 - 6

The decrease in assets in 2009 was primarily due to declines in accounts receivable, inventory and property, plant and equipment as well as the effect of foreign currency fluctuations. The decrease in assets in 2008 was primarily due to declines in accounts receivable, property, plant and equipment and intangible assets partially offset by the effect of currency fluctuations.

Corporate assets increased 31.8 percent in 2009 compared to an increase of 15.2 percent from 2007 to 2008. The increase in 2009 was primarily due to a decrease in the LIFO reserve and increases in prepaid expenses and deferred taxes. The increase in 2008 was primarily due to an increase in deferred taxes, cash and property, plant and equipment partially offset by an increase in the LIFO reserve.

Discussion of Consolidated Balance Sheet

The Consolidated Balance Sheet shows the Company’s financial position at year-end, compared with the previous year-end. This statement provides information to assist in assessing factors such as the Company’s liquidity and financial resources.

(millions)	2009	2008
Accounts receivable	$1,417	$2,047
Inventories	1,255	1,495
Plant and equipment, net	1,881	1,927
Goodwill	2,903	2,798
Intangible assets, net	1,274	1,021
Notes payable Accounts payable, trade	481 650	119 962
Shareholders’ equity	4,280	5,259
Working capital	$1,118	$1,912
Current ratio	1.56	1.88

Accounts receivable are primarily receivables due from customers for sales of product ($1,280 million at June 30, 2009 and $1,821 million at June 30, 2008). Accounts receivable decreased primarily due to the reduced sales volume, especially in the European businesses within the Industrial Segment. Days sales outstanding relating to trade receivables for the Company was 53 days in 2009 compared to 50 days in 2008.

Inventories decreased primarily in the Industrial Segment due to decreased customer demand across almost all markets. In response to declining order rates, especially in the Industrial Segment, the Company is continuing its efforts to adjust inventory levels to a level commensurate with current customer demand. Days supply of inventory on hand was 77 days in 2009 compared to 61 days in 2008.

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

Notes payable increased primarily due to additional commercial paper borrowings to finance current-year acquisition activity and share repurchases. The change in this amount is explained further in Note 8 to the Consolidated Financial Statements.

Accounts payable, trade decreased primarily due to reduced purchasing and production levels.

Shareholders’ equity included a decrease of $494.5 million related to foreign currency translation adjustments due to the strengthening of the U.S. dollar during 2009. The translation adjustments primarily affected Accounts receivable, Inventories, Plant and equipment, Investments and other assets, Goodwill, Intangible assets, Accounts payable, trade and Long-term debt. The change in Shareholders’ equity is explained further in Note 11 to the Consolidated Financial Statements.

13 - 7

Discussion of Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows reflects cash inflows and outflows from the Company’s operating, investing and financing activities.

A summary of cash flows follows:

(millions)	2009	2008	2007
Cash provided by (used in):
Operating activities	$1,129	$1,317	$957
Investing activities	(961)	(1,171)	(580)
Financing activities	(274)	1	(380)
Effect of exchange rates	(32)	6	4

Net (decrease) increase in cash and cash equivalents	$(138)	$153	$1

Cash Flows From Operating Activities decreased from 2008 primarily due to lower Net Income partially offset by an increase in cash provided from working capital. Cash flows provided from working capital increased due to lower inventory and accounts receivable levels offset by a decrease in accounts payable. In addition, the Company settled payments from a current-year acquisition after the acquisition closing date resulting in an increase in cash used by Other accrued liabilities.

Cash Flows Used In Investing Activities decreased primarily due to a lower level of acquisition activity as compared with 2008. Refer to Note 2 to the Consolidated Financial Statements for a summary of net assets of acquired companies. Also, cash used for capital expenditures decreased slightly from 2008 as near-term economic uncertainties resulted in the Company reducing the level of capital expenditures in the latter part of fiscal 2009.

Cash Flows From Financing Activities primarily consists of proceeds from commercial paper borrowings, dividend payments and share repurchases. In 2009, additional commercial paper borrowings were used primarily to finance acquisition activity and share repurchases. Although the Company repurchased a comparable number of its common shares as in 2008, the average price per share was lower in 2009 resulting in less cash required to complete the repurchases.

Dividends have been paid for 236 consecutive quarters, including a yearly increase in dividends for the last 53 fiscal years. The current annual dividend rate is $1.00 per share.

The Company’s goal is to maintain no less than an “A” rating on senior debt to ensure availability and reasonable cost of external funds. As one means of achieving this objective, the Company has established a financial goal of maintaining a ratio of debt to debt-equity of no more than 37 percent.

Debt to Debt-Equity Ratio (dollars in millions)	2009	2008
Debt	$2,321	$2,071
Debt & Equity	6,601	7,330
Ratio	35.2%	28.3%

As of June 30, 2009, the Company has a line of credit totaling $1,500 million through a multi-currency revolving credit agreement with a group of banks. The credit agreement expires September 2012; however, the Company has the right to request a one-year extension of the expiration date on an annual basis. A portion of the credit agreement supports the Company’s commercial paper note program, which is rated A-1 by Standard & Poor’s, P-1 by Moody’s and F-1 by Fitch Ratings. These ratings are considered investment grade. The revolving credit agreement requires a facility fee of 4.5/100ths of one percent of the commitment per annum at the Company’s present rating level and contains provisions that increase the facility fee of the credit agreement in the event the Company’s credit ratings are lowered. A lowering of the Company’s credit ratings would not limit the Company’s ability to use the credit agreement nor would it accelerate the repayment of any outstanding borrowings.

13 - 8

The Company’s credit agreements and indentures governing certain debt contain various covenants, the violation of which would limit or preclude the use of the credit agreements for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the indentures. At the Company’s present rating level, the most restrictive financial covenant provides that the ratio of secured debt to net tangible assets be less than 10 percent. As of June 30, 2009, the ratio of secured debt to net tangible assets was less than two percent. The Company is in compliance with all covenants and expects to remain in compliance during the term of the credit agreements and indentures.

The Company’s principal sources of liquidity are its cash flows provided from operating activities and borrowings either from or directly supported by its line of credit. Current events in the credit markets have adversely impacted the lending ability of many financial institutions thereby restricting the availability of credit to many companies; however, the Company’s ability to borrow has not been affected by the lack of credit availability and the Company does not foresee any impediments to borrow funds at affordable interest rates in the near future. While the economic outlook for the near future remains uncertain, the Company’s ability to generate cash from its operations and ability to borrow directly from its line of credit or sources directly supported by its line of credit should be sufficient to support working capital needs, planned growth, benefit plan funding, dividend payments and share repurchases.

Contractual Obligations –The total amount of gross unrecognized tax benefits for uncertain tax positions was $142.1 million at June 30, 2009. Payment of these obligations would result from settlements with worldwide taxing authorities. Due to the difficulty in determining the timing of the settlements, FIN 48 obligations are not included in the following summary of the Company’s fixed contractual obligations. References to Notes are to the Notes to the Consolidated Financial Statements.

(In thousands)	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (Note 9)	$1,890,128	$50,423	$444,292	$232,371	$1,163,042
Interest on long-term debt	817,136	96,104	162,388	133,821	424,823
Operating leases (Note 9)	315,740	82,164	100,772	46,717	86,087
Retirement benefits (Note 10)	1,907,636	199,892	315,261	364,429	1,028,054

Total	$4,930,640	$428,583	$1,022,713	$777,338	$2,702,006

Quantitative and Qualitative Disclosures About Market Risk

The Company enters into forward exchange contracts and costless collar contracts, comprised of puts and calls, to reduce its exposure to fluctuations in both freely convertible and non-freely convertible foreign currencies. These contracts are with major financial institutions and the risk of loss is considered remote. None of these contracts were designated as hedging instruments. The Company does not hold or issue derivative financial instruments for trading purposes.

The contracts are recognized on the balance sheet as either assets or liabilities and are measured at fair value. Further information on the fair value of these contracts is provided in Note 15 to the Consolidated Financial Statements. The gain or loss on the adjustment to fair value is reported in Net income. The total fair value and carrying amount and any risk to the Company as a result of these arrangements is not material to the Company’s financial position, liquidity or results of operations.

The Company’s debt portfolio contains variable rate debt, inherently exposing the Company to interest rate risk. The Company’s objective is to maintain a 60/40 mix between fixed rate and variable rate debt thereby limiting its exposure to changes in near-term interest rates. A 100 basis point increase in near-term interest rates would increase annual interest expense on variable rate debt by approximately $8.0 million.

13 - 9

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

Impairment of Goodwill and Long-lived Assets – Goodwill is tested for impairment, at the reporting unit level, on an annual basis and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit may exceed its fair value. For the Company, a reporting unit is one level below the operating segment level. Determining whether an impairment has occurred requires the valuation of the respective reporting unit, which the Company has consistently estimated using a discounted cash flow model. The Company believes that the use of a discounted cash flow model results in the most accurate calculation of a reporting unit’s fair value since the market value for a reporting unit is not readily available. The discounted cash flow analysis requires several assumptions including future sales growth and operating margin levels as well as assumptions regarding future industry specific market conditions. Each reporting unit regularly prepares discrete operating forecasts and uses these forecasts as the basis for the assumptions used in the discounted cash flow analyses. The Company has consistently used a discount rate commensurate with its cost of capital, adjusted for inherent business risks and has consistently used a terminal growth factor of 2.5 percent. The Company also reconciles the estimated aggregate fair value of its reporting units as derived from the discounted cash flow analyses to the Company’s overall market capitalization. The Company continually monitors its reporting units for impairment indicators and updates assumptions used in the most recent calculation of the fair value of a reporting unit as appropriate. Long-lived assets held for use are evaluated for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use and eventual disposition are less than their carrying value. The long-term nature of these assets requires the estimation of its cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test.

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

13 - 10

Pensions and Postretirement Benefits Other Than Pensions – The annual net periodic expense and benefit obligations related to the Company’s defined benefit plans are determined on an actuarial basis. This determination requires critical assumptions regarding the discount rate, long-term return on plan assets, increases in compensation levels, amortization periods for actuarial gains and losses and health care cost trends. Assumptions are determined based on Company data and appropriate market indicators, and are evaluated each year as of the plan’s measurement date. Changes in the assumptions to reflect actual experience as well as the amortization of actuarial gains and losses could result in a material change in the annual net periodic expense and benefit obligations reported in the financial statements. For the Company’s domestic defined benefit plans, a one-half percentage point change in the assumed long-term rate of return on plan assets is estimated to have an $8 million effect on pension expense and a one-half percentage point decrease in the discount rate is estimated to increase pension expense by $13 million. As of June 30, 2009, $527 million of past years’ net actuarial losses related to the Company’s domestic qualified defined benefit plans are subject to amortization in the future. These losses will generally be amortized over approximately 10 years and will negatively affect earnings in the future. Actuarial gains experienced in future years will help reduce the effect of the actuarial loss amortization.

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

Income Taxes – Significant judgment is required in determining the Company’s income tax expense and in evaluating tax positions. Deferred income tax assets and liabilities have been recorded for the differences between the financial accounting and income tax basis of assets and liabilities. Factors considered by the Company in the determination of the probability of realization of deferred income tax assets include forecasted operating earnings, available tax planning strategies and the time period over which the temporary differences will reverse. The Company reviews its tax positions on a regular basis and adjusts the balances as new information becomes available. Further information on income taxes is provided in Note 4 to the Consolidated Financial Statements.

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

In December 2007, the FASB issued FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB 51.” Statement No. 160 requires the recognition of a noncontrolling interest as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. Statement No. 160 is effective for fiscal years beginning after December 15, 2008. The Company does not believe the adoption of FASB Statement No. 160 will have a material effect on the Company’s financial position or results of operations.

In December 2008, the FASB issued FASB Staff Position (FSP) 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” FSP 132(R)-1 requires detailed disclosures regarding the investment strategies, fair value measurements, and concentrations of risk of plan assets of a defined benefit pension or other postretirement plan. FSP 132(R)-1 is effective for fiscal years ending after December 15, 2009. The Company has not yet determined the effect, if any, that FSP 132(R)-1 will have on the Company’s retirement benefits disclosures.

In April 2009, the FASB issued FSP 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments.” FSP 107-1 requires disclosures about fair value of financial instruments in interim reports as well as annual reports. The Company will comply with the required disclosures beginning with the fiscal quarter ending September 30, 2009 and does not believe the adoption of FSP 107-1 will have a significant effect on the Company’s financial instrument disclosures.

13 - 12

Consolidated Statement of Income

	For the years ended June 30,
(Dollars in thousands, except per share amounts)	2009	2008	2007
Net Sales	$10,309,015	$12,145,605	$10,718,059
Cost of sales	8,181,348	9,339,072	8,272,949

Gross profit	2,127,667	2,806,533	2,445,110
Selling, general and administrative expenses	1,290,379	1,364,082	1,226,861
Interest expense	112,071	98,996	83,414
Other expense (income), net	44,099	20,327	(7,183)
(Gain) on disposal of assets	(336)	(3,396)	(17,264)

Income before income taxes	681,454	1,326,524	1,159,282
Income taxes (Note 4)	172,939	377,058	329,236

Net Income	$508,515	$949,466	$830,046

Earnings per Share (Note 5)
Basic earnings per share	$3.15	$5.64	$4.75

Diluted earnings per share	$3.13	$5.53	$4.68

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Comprehensive Income

	For the years ended June 30,
(Dollars in thousands)	2009	2008	2007
Net Income	$508,515	$949,466	$830,046
Other comprehensive income (loss), net of taxes (Note 11):
Foreign currency translation adjustment	(494,544)	280,482	119,582
Minimum pension liability			221,546
Retirement benefits funding adjustment	(481,207)	(81,834)
Retirement benefits amortization	26,750	35,420
Unrealized (loss) on marketable equity securities	(3,432)	(4,041)
Realized loss on cash flow hedging and marketable equity securities	3,198	236	236

Comprehensive (Loss) Income	$(440,720)	$1,179,729	$1,171,410

The accompanying notes are an integral part of the financial statements.

13 - 13

Business Segment Information

By Industry

(Dollars in thousands)	2009	2008	2007
Net Sales:
Industrial:
North America	$3,734,613	$4,249,918	$4,063,889
International	3,895,874	5,006,310	3,900,628
Aerospace	1,883,273	1,837,888	1,685,431
Climate & Industrial Controls	795,255	1,051,489	1,068,111

	$10,309,015	$12,145,605	$10,718,059

Segment Operating Income:
Industrial:
North America	$394,923	$607,821	$598,405
International	350,662	788,925	533,136
Aerospace	261,953	250,523	269,931
Climate & Industrial Controls	(3,737)	59,494	82,316

Total segment operating income	1,003,801	1,706,763	1,483,788
Corporate administration	152,118	192,966	179,077

Income before interest expense and other	851,683	1,513,797	1,304,711
Interest expense	112,071	98,996	83,414
Other expense	58,158	88,277	62,015

Income before income taxes	$681,454	$1,326,524	$1,159,282

Assets:
Industrial	$7,539,504	$8,121,793	$6,363,652
Aerospace	915,155	921,935	778,777
Climate & Industrial Controls	691,423	804,526	831,482
Corporate (a)	709,820	538,600	467,502

	$9,855,902	$10,386,854	$8,441,413

Property Additions (b):
Industrial	$346,691	$329,125	$203,448
Aerospace	21,877	17,274	21,343
Climate & Industrial Controls	6,645	9,664	17,170
Corporate	2,798	14,879	27,324

	$378,011	$370,942	$269,285

Depreciation:
Industrial	$205,584	$205,797	$196,377
Aerospace	20,477	20,969	20,480
Climate & Industrial Controls	16,640	20,327	22,546
Corporate	9,898	10,477	5,655

	$252,599	$257,570	$245,058

13 - 14

(Dollars in thousands)	2009	2008	2007
By Geographic Area (c)
Net Sales:
North America	$6,090,176	$6,736,419	$6,483,168
International	4,218,839	5,409,186	4,234,891

	$10,309,015	$12,145,605	$10,718,059

Long-Lived Assets:
North America	$3,026,931	$2,913,093	$2,413,624
International	3,030,562	2,832,130	2,172,424

	$6,057,493	$5,745,223	$4,586,048

The accounting policies of the business segments are the same as those described in the Significant Accounting Policies footnote except that the business segment results are prepared on a basis that is consistent with the manner in which the Company’s management disaggregates financial information for internal review and decision-making.

(a)	Corporate assets are principally cash and cash equivalents, domestic deferred income taxes, investments, benefit plan assets, headquarters facilities and the major portion of the Company’s domestic data processing equipment.

(b)	Includes the value of net plant and equipment at the date of acquisition of acquired companies (2009 - $107,278; 2008 - $90,615; 2007 - $31,458).

(c)	Net sales are attributed to countries based on the location of the selling unit. North America includes the United States, Canada and Mexico. No country other than the United States represents greater than 10 percent of consolidated sales. Long-lived assets are comprised of plant and equipment based on physical location, goodwill and intangible assets.

13 - 15

Consolidated Balance Sheet

	June 30,
(Dollars in thousands)	2009	2008
Assets
Current Assets
Cash and cash equivalents	$187,611	$326,048
Accounts receivable, less allowance for doubtful accounts (2009 - $19,815; 2008 - $16,843)	1,417,305	2,046,726
Inventories (Notes 1 and 6):
Finished products	514,495	600,132
Work in process	581,266	682,816
Raw materials	158,789	211,746

	1,254,550	1,494,694
Prepaid expenses	142,335	82,326
Deferred income taxes (Notes 1 and 4)	121,980	145,831

Total Current Assets	3,123,781	4,095,625
Plant and equipment (Note 1):
Land and land improvements	278,290	275,506
Buildings and building equipment	1,324,504	1,326,202
Machinery and equipment	3,027,155	3,044,893
Construction in progress	75,111	81,477

	4,705,060	4,728,078
Less accumulated depreciation	2,824,506	2,801,556

	1,880,554	1,926,522
Investments and other assets (Note 1)	674,628	546,006
Goodwill (Notes 1 and 7)	2,903,077	2,798,092
Intangible assets, net (Notes 1 and 7)	1,273,862	1,020,609

Total Assets	$9,855,902	$10,386,854

Liabilities and Shareholders’ Equity
Current Liabilities
Notes payable and long-term debt payable within one year (Notes 8 and 9)	$481,467	$118,864
Accounts payable, trade	649,718	961,886
Accrued payrolls and other compensation	356,776	433,070
Accrued domestic and foreign taxes	113,107	183,136
Other accrued liabilities	404,686	486,300

Total Current Liabilities	2,005,754	2,183,256
Long-term debt (Note 9)	1,839,705	1,952,452
Pensions and other postretirement benefits (Note 10)	1,233,271	491,935
Deferred income taxes (Notes 1 and 4)	183,457	162,678
Other liabilities	314,090	337,562

Total Liabilities	5,576,277	5,127,883

Shareholders’ Equity (Note 11)
Serial preferred stock, $.50 par value, authorized 3,000,000 shares; none issued
Common stock, $.50 par value, authorized 600,000,000 shares; issued 181,046,128 shares in 2009 and 2008 at par value	90,523	90,523
Additional capital	586,246	528,802
Retained earnings	5,722,038	5,387,836
Unearned compensation related to ESOP (Note 9)		(4,951)
Deferred compensation related to stock options	1,955	2,112
Accumulated other comprehensive (loss) income	(831,593)	117,642

	5,569,169	6,121,964
Common stock in treasury at cost: 20,557,537 shares in 2009 and 13,331,126 shares in 2008	(1,289,544)	(862,993)

Total Shareholders’ Equity	4,279,625	5,258,971

Total Liabilities and Shareholders’ Equity	$9,855,902	$10,386,854

The accompanying notes are an integral part of the financial statements.

13 - 16

Consolidated Statement of Cash Flows

	For the years ended June 30,
(Dollars in thousands)	2009	2008	2007
Cash Flows From Operating Activities
Net income	$508,515	$949,466	$830,046
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	252,599	257,570	245,058
Amortization	105,138	69,154	49,508
Share incentive plan compensation	47,215	44,947	33,203
Deferred income taxes	(13,048)	(33,933)	(28,652)
Foreign currency transaction loss (gain)	1,786	(6,293)	(18,644)
(Gain) on sale of plant and equipment	(336)	(3,396)	(17,264)
Changes in assets and liabilities, net of effects from acquisitions:
Accounts receivable	598,065	(114,578)	(54,701)
Inventories	218,595	(53,556)	(15,018)
Prepaid expenses	(61,646)	(4,034)	(5,296)
Other assets	63,998	(3,964)	(129,814)
Accounts payable, trade	(304,863)	74,998	(16,944)
Accrued payrolls and other compensation	(67,654)	55,591	72,186
Accrued domestic and foreign taxes	(40,598)	12,666	9,135
Other accrued liabilities	(159,642)	(26,623)	(23,566)
Pensions and other postretirement benefits	28,522	58,548	7,180
Other liabilities	(47,454)	40,047	20,488

Net cash provided by operating activities	1,129,192	1,316,610	956,905
Cash Flows From Investing Activities
Acquisitions (less cash acquired of $24,203 in 2009, $21,276 in 2008, and $15,591 in 2007)	(722,635)	(921,014)	(378,639)
Capital expenditures	(270,733)	(280,327)	(237,827)
Proceeds from sale of plant and equipment	28,986	29,997	45,826
Other	3,551	544	(9,121)

Net cash (used in) investing activities	(960,831)	(1,170,800)	(579,761)
Cash Flows From Financing Activities
Proceeds from exercise of stock options	3,557	33,406	40,265
(Payments for) common shares	(447,800)	(584,603)	(433,049)
Tax benefit from share incentive plan compensation	3,692	27,640	26,547
Proceeds from (payments of) notes payable, net	346,081	(48,320)	111,300
Proceeds from long-term borrowings	2,368	778,934	52,278
(Payments of) long-term borrowings	(20,671)	(63,575)	(56,505)
Dividends paid, net of tax benefit of ESOP shares	(161,575)	(142,260)	(121,263)

Net cash (used in) provided by financing activities	(274,348)	1,222	(380,427)
Effect of exchange rate changes on cash	(32,450)	6,310	4,436

Net (decrease) increase in cash and cash equivalents	(138,437)	153,342	1,153
Cash and cash equivalents at beginning of year	326,048	172,706	171,553

Cash and cash equivalents at end of year	$187,611	$326,048	$172,706

Supplemental Data:
Cash paid during the year for:
Interest, net of capitalized interest	$111,648	$90,176	$81,489
Income taxes	211,281	329,666	304,540

The accompanying notes are an integral part of the financial statements.

13 - 17

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

1.	Significant Accounting Policies

The significant accounting policies followed in the preparation of the accompanying consolidated financial statements are summarized below.

Nature of Operations - The Company is a leading worldwide diversified manufacturer of motion and control technologies and systems, providing precision engineered solutions for a wide variety of mobile, industrial and aerospace markets. The Company evaluates performance based on segment operating income before Corporate general and administrative expenses, Interest expense and Income taxes.

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

The Aerospace Segment produces hydraulic, fuel and pneumatic and electro-mechanical systems and components, which are utilized on virtually every domestic commercial, military and general aviation aircraft and also performs a vital role in naval vessels and land-based weapons systems. This Segment serves original equipment and maintenance, repair and overhaul customers worldwide. Aerospace Segment products are marketed by field sales employees and are sold directly to manufacturers and end users.

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

The Company manufactures and markets its products throughout the world. Although certain risks and uncertainties exist, the diversity and breadth of the Company’s products and geographic operations mitigate the risk that adverse changes with respect to any particular product and geographic operation would materially affect the Company’s operating results.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Consolidation - The consolidated financial statements include the accounts of all majority-owned domestic and foreign subsidiaries. All intercompany transactions and profits have been eliminated in the consolidated financial statements. The Company does not have off-balance sheet arrangements. Within the Business Segment Information, intersegment and interarea sales have been eliminated.

Revenue Recognition - Revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the customer. The Company’s revenue recognition policies are in compliance with the SEC’s Staff Accounting Bulletin (SAB) No. 104. Shipping and handling costs billed to customers are included in Net sales and the related costs in Cost of sales.

Long-term Contracts - The Company enters into long-term contracts primarily for the production of aerospace products. For financial statement purposes, revenues are primarily recognized using the percentage-of-completion method. The extent of progress toward completion is primarily measured using the units-of-delivery method. Unbilled costs on these contracts are included in inventory. Progress payments are netted against the inventory balances. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

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

Product Warranty - In the ordinary course of business the Company warrants its products against defect in design, materials and workmanship over various time periods. The warranty accrual at June 30, 2009 and 2008 is immaterial to the financial position of the Company and the change in the accrual during 2009, 2008 and 2007 was immaterial to the Company’s results of operations and cash flows.

Foreign Currency Translation - Assets and liabilities of most foreign subsidiaries are translated at current exchange rates, and income and expenses are translated using weighted-average exchange rates. The effects of these translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in the Accumulated other comprehensive (loss) income component of Shareholders’ equity. Such adjustments will affect Net income only upon sale or liquidation of the underlying foreign investments, which is not contemplated at this time. Exchange gains and losses from transactions in a currency other than the local currency of the entity involved, and translation adjustments in countries with highly inflationary economies, are included in Net income.

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

Derivative financial instruments are recognized on the balance sheet as either assets or liabilities and are measured at fair value. Gains or losses on derivatives that are not hedges are adjusted to fair value through Net income. Gains or losses on derivatives that hedge specific transactions are recognized in Net income or recognized in Other comprehensive income until the hedged item is recognized in earnings. See Note 15 for disclosure of fair value of derivative financial instruments.

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

Subsequent Events - The Company has adopted FASB Statement No. 165 as of June 30, 2009, and has evaluated for disclosure subsequent events that have occurred up to August 27, 2009, the date of filing of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2009.

Recent Accounting Pronouncements - In December 2007, the FASB issued FASB Statement No. 141 (revised 2007), “Business Combinations” (Statement No. 141R). Statement No. 141R changes the accounting for business combinations both during the period of acquisition and in subsequent periods. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. Statement No. 141R is effective for fiscal years beginning after December 15, 2008. Generally, the effect of Statement No. 141R on the Company’s financial position or results of operations will depend on future acquisitions.

In December 2007, the FASB issued FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB 51.” Statement No. 160 requires the recognition of a noncontrolling interest as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. Statement No. 160 is effective for fiscal years beginning after December 15, 2008. The Company does not believe the adoption of Statement No. 160 will have a material effect on the Company’s financial position or results of operations.

In December 2008, the FASB issued FASB Staff Position (FSP) 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” FSP 132(R)-1 requires detailed disclosures regarding the investment strategies, fair value measurements, and concentrations of risk of plan assets of a defined benefit pension or other postretirement plan. FSP 132(R)-1 is effective for fiscal years ending after December 15, 2009. The Company has not yet determined the effect, if any, that FSP 132(R)-1 will have on the Company’s retirement benefits disclosures.

In April 2009, the FASB issued FSP 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments.” FSP 107-1 requires disclosures about fair value of financial instruments in interim reports as well as annual reports. The Company will comply with the required disclosures beginning with the fiscal quarter ending September 30, 2009 and does not believe the adoption of FSP 107-1 will have a significant effect on the Company’s financial instrument disclosures.

Reclassifications and Revisions - Certain prior period amounts have been reclassified to conform to the current-year presentation.

13 - 20

2.	Acquisitions

In October 2008, the Company acquired Legris SA, a manufacturer of fluid circuit components and systems for pneumatic, hydraulic, and chemical processing applications. In October 2008, the Company acquired Origa Group, a manufacturer of rodless pneumatic actuators, electric actuators, filter regulator lubricators and pneumatic cylinders and valves. Aggregate annual sales for these businesses and seven other businesses acquired during fiscal 2009, for their most recent fiscal year prior to acquisition, were approximately $532 million. Total purchase price for all businesses acquired during fiscal 2009 was approximately $747 million in cash and $4 million in assumed debt.

In November 2007, the Company acquired Scan Subsea ASA whose primary businesses include the design, production, and marketing of power and production umbilical cables for subsea installations as well as mooring lines for floating oil production and exploration units. In April 2008, the Company acquired Vansco Electronics, a global leader in the design and manufacture of electronic controls, displays and terminals, communication and operator interfaces, and sensors. Aggregate annual sales for these businesses and eight other businesses acquired during fiscal 2008, for their most recent fiscal year prior to acquisition, were approximately $546 million. Total purchase price for all businesses acquired during fiscal 2008 was approximately $942 million in cash and $11 million in assumed debt.

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

The results of operations for all acquisitions are included as of the respective dates of acquisition. The initial purchase price allocation and any subsequent purchase price adjustments for acquisitions in 2009, 2008 and 2007 are presented below. Some of the 2009 purchase price allocations are preliminary and may require subsequent adjustment.

	2009	2008	2007
Assets acquired:
Accounts receivable	$116,931	$79,342	$47,534
Inventories	87,230	91,197	36,654
Prepaid expenses	3,957	4,055	(3,604)
Deferred income taxes	7,899	5,265	9,066
Plant and equipment	107,278	90,615	31,458
Intangible and other assets	431,964	468,609	164,318
Goodwill	319,193	439,667	182,740

	1,074,452	1,178,750	468,166

Liabilities assumed:
Notes payable	2,622	611	5,231
Accounts payable, trade	49,421	54,495	21,265
Accrued payrolls and other compensation	33,714	16,364	13,410
Accrued domestic and foreign taxes	22,111	1,366	1,537
Other accrued liabilities	97,093	77,285	(10,440)
Long-term debt	1,640	10,023	9,954
Pensions and other postretirement benefits	5,418	653	(6,951)
Deferred income taxes	136,864	97,640	41,905
Other liabilities	2,934	(701)	13,616

	351,817	257,736	89,527

Net assets acquired	$722,635	$921,014	$378,639

13 - 21

3.	Charges Related to Business Realignment

In 2009, the Company recorded a $52.1 million charge for the costs to structure its businesses in light of current and anticipated customer demand. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The charge primarily related to the Industrial and Climate & Industrial Controls Segments and included severance costs attributable to approximately 4,295 employees as well as costs related to the consolidation of manufacturing product lines. All required severance payments have been made. The business realignment costs are presented in the Consolidated Statement of Income for 2009 in the following captions: $41.0 million in Cost of sales, $6.2 million in Selling, general and administrative expenses and $4.9 million in (Gain) on disposal of assets.

In 2008, the Company recorded a $5.7 million charge for the costs to structure its businesses in light of current and anticipated customer demand. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The charge primarily related to the Industrial Segment and included severance costs attributable to approximately 280 employees as well as costs related to the consolidation of manufacturing product lines. All required severance payments have been made. The business realignment costs are primarily presented in the Cost of sales caption in the Consolidated Statement of Income for 2008.

In 2007, the Company recorded a $19.4 million charge for the costs to structure its businesses in light of current and anticipated customer demand. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The charge primarily related to the Industrial Segment and included severance costs attributable to approximately 775 employees as well as costs related to the consolidation of manufacturing product lines. All required severance payments have been made. The business realignment costs are presented in the Consolidated Statement of Income for 2007 in the following captions: $15.0 million in Cost of sales and $4.4 million in Selling, general and administrative expenses.

4.	Income Taxes

Income before income taxes was derived from the following sources:

	2009	2008	2007
United States	$388,878	$501,764	$581,191
Foreign	292,576	824,760	578,091

	$681,454	$1,326,524	$1,159,282

Income taxes include the following:

	2009	2008	2007
Federal	$46,524	$199,457	$203,387
Foreign	120,963	187,034	135,001
State and local	18,500	24,500	19,500
Deferred	(13,048)	(33,933)	(28,652)

	$172,939	$377,058	$329,236

13 - 22

A reconciliation of the Company’s effective income tax rate to the statutory Federal rate follows:

	2009	2008	2007
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes	1.7	1.0	1.0
Litigation settlements	1.8
Foreign tax rate difference	(8.6)	(7.3)	(5.1)
Cash surrender of life insurance	2.3	.2	(.8)
Research tax credit	(2.5)	(.4)	(1.4)
Worthless stock benefit	(3.2)
Other	(1.1)	(.1)	(.3)

Effective income tax rate	25.4%	28.4%	28.4%

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:

	2009	2008
Postretirement benefits	$491,655	$258,550
Other liabilities and reserves	107,694	108,217
Long-term contracts	3,572	9,002
Stock-based compensation	47,250	32,682
Loss carryforwards	135,901	79,817
Foreign tax credit carryforwards	9,857	18,029
Unrealized currency exchange gains and losses	37,342	52,368
Inventory	16,963	18,369
Depreciation and amortization	(502,105)	(417,231)
Valuation allowance	(112,883)	(78,631)

Net deferred tax asset	$235,246	$81,172

Change in net deferred tax asset:
Provision for deferred tax	$13,048	$33,933
Items of other comprehensive income	263,565	66,956
Acquisitions and other	(122,539)	(84,435)

Total change in net deferred tax	$154,074	$16,454

At June 30, 2009, the Company had recorded deferred tax assets of $135,901 resulting from $545,950 in loss carryforwards. A valuation allowance has been established due to the uncertainty of realizing certain loss carryforwards, a foreign capital loss carryforward, and certain deferred tax assets associated with other liabilities and reserves. The foreign capital loss carryforward and some of the loss carryforwards can be carried forward indefinitely; others can be carried forward from one to 19 years. The increase in loss carryforwards and the valuation allowance in 2009 were primarily due to an increase in losses in certain foreign jurisdictions. No material valuation allowance was recorded during the year attributable to various acquisitions. Upon the adoption of Statement No. 141R, changes in the valuation allowance attributable to acquisitions will affect income tax expense including those associated with acquisitions that closed prior to July 1, 2009.

13 - 23

Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of certain international operations as those earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the eventual remittance of such earnings.

Accumulated undistributed earnings of foreign operations reinvested in their operations amounted to $1,298,102, $1,435,394 and $948,867, at June 30, 2009, 2008 and 2007, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009	2008
Balance July 1	$105,070	$74,459
Additions for tax positions related to current year	31,414	24,951
Additions for tax positions of prior years	15,899	6,470
Additions for acquisitions	760	993
Reductions for tax positions of prior years	(10,566)	(2,452)
Reductions for settlements	(3,768)	(538)
Reductions for expiration of statute of limitations		(45)
Effect of foreign currency translation	(5,855)	1,232

Balance June 30	$132,954	$105,070

The total amount of unrecognized tax benefits that, if recognized, would affect the effective rate was $114,210 and $76,868 as of June 30, 2009 and 2008, respectively. The accrued interest related to the gross unrecognized tax benefits, excluded from the amounts above, was $9,179 and $9,748 as of June 30, 2009 and 2008, respectively.

The Company and its subsidiaries file income tax returns in the United States and various state and foreign jurisdictions. In the normal course of business the Company’s tax returns are subject to examination by taxing authorities throughout the world. The Company is no longer subject to examinations of its federal income tax returns by the Internal Revenue Service (IRS) for fiscal years through 2001 as well as 2004 and 2005. All significant state and local and foreign tax returns have been examined for fiscal years through 2001. The Company believes that it is reasonably possible that within the next 12 months the IRS examination for fiscal years 2002, 2003, 2006 and 2007 will be settled. The Company anticipates that within the next 12 months the total amount of unrecognized tax benefits related to income inclusion items, loss deductions and loss carryforwards may be reduced by an amount up to $55 million due to the settlement of examinations and the expiration of statutes of limitation.

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

13 - 24

The computation of net income per share was as follows:

	2009	2008	2007
Numerator:
Net income applicable to common shares	$508,515	$949,466	$830,046
Denominator:
Basic – weighted-average common shares	161,564,111	168,285,487	174,643,327
Increase in weighted-average from dilutive effect of exercise of stock-based awards	1,155,037	3,358,348	2,851,563

Diluted – weighted-average common shares, assuming exercise of stock-based awards	162,719,148	171,643,835	177,494,890

Basic earnings per share	$3.15	$5.64	$4.75
Diluted earnings per share	$3.13	$5.53	$4.68

For 2009, 2008 and 2007, 6.4 million, 1.1 million, and 2.5 million common shares, respectively, subject to stock-based awards were excluded from the computation of diluted earnings per share because the effect of their exercise would be anti-dilutive.

6.	Inventories

Inventories valued on the last-in, first-out (LIFO) cost method were approximately 28 percent and 29 percent, respectively, of total inventories in 2009 and 2008. The current cost of these inventories exceeds their valuation determined on the LIFO basis by $204,294 in 2009 and $216,794 in 2008. During 2009, inventory reductions resulted in a pre-tax LIFO liquidation gain of $12,500. Progress payments of $57,704 in 2009 and $34,809 in 2008 are netted against inventories.

7.	Goodwill and Intangible Assets

The Company conducts an annual impairment test as required by FASB Statement No. 142. Goodwill is tested for impairment at the reporting unit level, which for the Company, is one level below the operating segment level. The Company uses a discounted cash flow model to determine the fair value of a reporting unit. The discounted cash flow analysis requires several assumptions including future sales growth and operating margin levels as well as assumptions regarding future industry specific market conditions. Each of the Company’s reporting units prepare discrete operating forecasts and uses these forecasts as the basis for the assumptions used in the discounted cash flow analyses. The annual impairment tests performed in fiscal years 2009, 2008, and 2007 resulted in no impairment loss being recognized.

13 - 25

The changes in the carrying amount of goodwill for the years ended June 30, 2008 and June 30, 2009 are as follows:

	Industrial Segment	Aerospace Segment	Climate & Industrial Controls Segment	Total
Balance June 30, 2007	$1,856,841	$87,721	$309,507	$2,254,069
Acquisitions	427,032	12,635		439,667
Foreign currency translation	101,120	57	5,705	106,882
Goodwill adjustments	(2,514)		(12)	(2,526)

Balance June 30, 2008	$2,382,479	$100,413	$315,200	$2,798,092

Acquisitions	318,818		375	319,193
Foreign currency translation	(196,318)	(45)	(7,662)	(204,025)
Goodwill adjustments	(8,530)	(1,659)	6	(10,183)

Balance June 30, 2009	$2,496,449	$98,709	$307,919	$2,903,077

“Goodwill adjustments” primarily represent adjustments to the purchase price allocation during the twelve-month period subsequent to the acquisition date and primarily involves the valuation of property, plant and equipment and intangible assets. Some of the 2009 purchase price allocations are preliminary and may require subsequent adjustment.

Intangible assets are amortized on a straight-line method over their legal or estimated useful life. The following summarizes the gross carrying value and accumulated amortization for each major category of intangible asset:

	2009		2008
June 30,	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patents	$119,811	$42,188	$96,385	$35,770
Trademarks	287,691	62,926	247,874	42,503
Customer lists and other	1,154,713	183,239	876,092	121,469

Total	$1,562,215	$288,353	$1,220,351	$199,742

During 2009, the Company acquired intangible assets with an initial purchase price allocation and weighted-average life as follows:

	Purchase Price Allocation	Weighted- Average Life
Patents	$31,601	10 years
Trademarks	51,418	11 years
Customer lists and other	308,484	18 years

Total	$391,503	17 years

Total intangible amortization expense in 2009, 2008 and 2007 was $102,750, $67,391 and $45,842, respectively. The estimated amortization expense for the five years ending June 30, 2010 through 2014 is $108,932, $104,193, $91,949, $83,844 and $82,317, respectively.

13 - 26

8.	Financing Arrangements

The Company has a line of credit totaling $1,500,000 through a multi-currency revolving credit agreement with a group of banks, of which $1,071,566 was available at June 30, 2009. The credit agreement expires in September 2012, however, the Company has the right to request a one-year extension of the expiration date on an annual basis, which request may result in changes to the current terms and conditions of the credit agreement. A portion of the credit agreement supports the Company’s commercial paper note program. The interest on borrowings is based upon the terms of each specific borrowing and is subject to market conditions. The revolving credit agreement requires a facility fee of up to 4.5/100ths of one percent of the commitment per annum at the Company’s present rating level. The revolving credit agreement contains provisions that increase the facility fee of the credit agreement in the event the Company’s credit ratings are lowered. A lowering of the Company’s credit ratings would not limit the Company’s ability to use the credit agreement nor would it accelerate the repayment of any outstanding borrowings.

The Company is currently authorized to sell up to $1,370,000 of short-term commercial paper notes, rated A-1 by Standard & Poor’s, P-1 by Moody’s and F-1 by Fitch Ratings. These ratings are considered investment grade. Commercial paper notes outstanding were $354,500 at June 30, 2009. There were no commercial paper notes outstanding at June 30, 2008.

The Company’s credit agreements and indentures governing certain debt agreements contain various covenants, the violation of which would limit or preclude the use of the agreement for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the indentures. At the Company’s present rating level, the most restrictive covenant provides that the ratio of secured debt to net tangible assets be less than 10 percent. As of June 30, 2009, the ratio of secured debt to net tangible assets was less than two percent. The Company is in compliance with all covenants.

Notes payable is comprised of short-term lines of credit and borrowings from foreign banks. At June 30, 2009, the Company had $172,752 in lines of credit from various foreign banks, of which $169,686 was available. Most of these agreements are renewed annually. The balance and weighted-average interest rate of the Notes payable at June 30, 2009 and 2008 were $431,044 and 1.5 percent and $95,112 and 4.7 percent, respectively.

9.	Debt

June 30,	2009	2008
Domestic:
Debentures 7.30%, due 2011	$100,000	$100,000
Fixed rate medium-term notes 5.50% to 7.37%, due 2010-2038	915,000	915,000
Fixed rate senior notes 4.88%, due 2013	225,000	225,000
ESOP loan guarantee 6.34%, due 2009		6,291
Variable rate demand bonds 0.6%, due 2010-2025	20,035	20,035
Foreign:
Bank loans, including revolving credit 1% to 10.7%, due 2010-2017	6,357	11,875
Euro Bonds 3.5%, due 2011	280,580	314,880
4.125%, due 2016	280,580	314,880
Japanese Yen credit facility Libor plus 20 bps, due 2012	62,292	56,508
Other long-term debt, including capitalized leases	284	11,735

Total long-term debt	1,890,128	1,976,204
Less long-term debt payable within one year	50,423	23,752

Long-term debt, net	$1,839,705	$1,952,452

13 - 27

Principal amounts of Long-term debt payable in the five years ending June 30, 2010 through 2014 are $50,423, $381,537, $62,755, $232,157 and $214, respectively. The carrying value of the Company’s Long-term debt (excluding leases) was $1,889,844 and $1,975,590 at June 30, 2009 and 2008, respectively, and was estimated to have a fair value of $1,899,246 and $1,937,995, at June 30, 2009 and 2008, respectively. The fair value of the Long-term debt was estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements. At the Company’s present rating level, some of the debt agreements include a limitation on the Company’s ratio of secured debt to net tangible assets.

ESOP Loan Guarantee - In 1999, the Company’s Employee Stock Ownership Plan (ESOP) was leveraged when the ESOP Trust borrowed $112,000 and used the proceeds to purchase 4,583,120 shares of the Company’s common stock from the Company’s treasury. The loan was unconditionally guaranteed by the Company and therefore the unpaid balance of the borrowing was reflected on the Consolidated Balance Sheet as Long-term debt. A corresponding amount representing Unearned compensation was recorded as a deduction from Shareholders’ equity. The ESOP Trust repaid the loan in 2009 so the borrowing was removed from Long-term debt.

Lease Commitments - Future minimum rental commitments as of June 30, 2009, under non-cancelable operating leases, which expire at various dates, are as follows: 2010-$82,164; 2011-$60,394; 2012-$40,378; 2013-$26,733; 2014-$19,984 and after 2014-$86,087.

Rental expense in 2009, 2008 and 2007 was $125,516, $106,135 and $86,999, respectively.

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

In September 2006, the FASB issued FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” Statement No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Statement No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. The funded status recognition provision was adopted by the Company as of June 30, 2007 resulting in a decrease to Shareholders’ equity of $259,166 in 2007. Prior to the adoption of Statement No. 158, accounting rules required that the Company recognize a liability if the accumulated benefit obligation exceeded the fair value of plan assets. The net of tax effect of recording the minimum liability on Shareholders’ equity was an increase of $221,546 in 2007. The measurement date provision of Statement No. 158 was adopted by the Company as of July 1, 2008 resulting in a decrease to Shareholders’ equity of $2,106 in 2009.

A summary of the Company’s defined benefit pension plans follows:

Benefit cost	2009	2008	2007
Service cost	$71,187	$76,315	$79,136
Interest cost	172,321	163,635	151,030
Expected return on plan assets	(186,417)	(190,362)	(175,170)
Amortization of prior service cost	11,787	13,318	12,206
Amortization of unrecognized actuarial loss	31,507	45,757	58,833
Amortization of initial net (asset)	(53)	(71)	(63)

Net periodic benefit cost	$100,332	$108,592	$125,972

13 - 28

	2009	2008
Change in benefit obligation
Benefit obligation at beginning of year	$2,731,472	$2,743,330
Service cost	71,187	76,315
Interest cost	172,321	163,635
Actuarial loss (gain)	184,275	(183,654)
Benefits paid	(140,842)	(134,425)
Plan amendments	6,442	9,414
Acquisitions	16,872	1,210
Foreign currency translation and other	(89,430)	55,647

Benefit obligation at end of year	$2,952,297	$2,731,472

Change in plan assets
Fair value of plan assets at beginning of year	$2,344,832	$2,500,419
Actual (loss) on plan assets	(384,309)	(119,494)
Employer contributions	61,933	52,376
Benefits paid	(140,842)	(128,907)
Acquisitions	10,781	676
Foreign currency translation and other	(84,916)	39,762

Fair value of plan assets at end of year	$1,807,479	$2,344,832

Funded status	$(1,144,818)	$(386,640)

Amounts recognized on the Consolidated Balance Sheet
Investments and other assets	$182	$2,417
Other accrued liabilities	(8,828)	(16,061)
Pensions and other postretirement benefits	(1,136,172)	(372,996)

Net amount recognized	$(1,144,818)	$(386,640)

Amounts recognized in Accumulated Other Comprehensive (Loss) Income
Net actuarial loss	$1,228,240	$520,386
Prior service cost	73,094	79,107
Transition obligation (asset)	63	(101)

Net amount recognized	$1,301,397	$599,392

The presentation of the amounts recognized on the Consolidated Balance Sheet and in Accumulated Other Comprehensive (Loss) Income is on a debit (credit) basis and excludes the effect of income taxes.

The estimated amount of net actuarial loss, prior service cost and transition asset that will be amortized from accumulated other comprehensive (loss) income into net periodic benefit pension cost in 2010 is $71,789, $12,639 and $51, respectively.

The accumulated benefit obligation for all defined benefit plans was $2,699,942 and $2,471,932 at June 30, 2009 and 2008, respectively. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $2,911,759, $2,666,229 and $1,767,765, respectively, at June 30, 2009, and $498,209, $433,578 and $273,849, respectively, at June 30, 2008.

13 - 29

The Company expects to make cash contributions of approximately $63 million to its defined benefit pension plans in 2010, the majority of which relate to non-U.S. defined benefit plans. Estimated future benefit payments in the five years ending June 30, 2010 through 2014 are $131,556, $152,252, $152,481, $192,023 and $162,045, respectively and $1,000,686 in the aggregate for the five years ending June 30, 2015 through June 30, 2019.

The assumptions used to measure net periodic benefit cost for the Company’s significant defined benefit plans are:

	2009	2008	2007
U.S. defined benefit plans
Discount rate	6.8%	6.3%	6.0%
Average increase in compensation	4.7%	4.7%	4.7%
Expected return on plan assets	8.5%	8.5%	8.75%
Non-U.S. defined benefit plans
Discount rate	2.25 to 6.9%	2.25 to 6.3%	2.25 to 6.0%
Average increase in compensation	1.0 to 4.5%	1.0 to 4.25%	1.0 to 4.25%
Expected return on plan assets	1.0 to 8.0%	1.0 to 7.75%	1.0 to 7.75%

The assumptions used to measure the benefit obligation for the Company’s significant defined benefit plans are:

	2009	2008
U.S. defined benefit plans
Discount rate	6.25%	6.8%
Average increase in compensation	0 to 3.5%	4.7%
Non-U.S. defined benefit plans
Discount rate	2.0 to 6.78%	2.25 to 6.9%
Average increase in compensation	2.0 to 4.7%	1.0 to 4.5%

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

The weighted-average allocation of the majority of the assets related to defined benefit plans is as follows:

	2009	2008
Equity securities	60%	62%
Debt securities	32%	32%
Other	8%	6%

	100%	100%

The investment strategy for the defined benefit pension plan assets focuses on achieving prudent actuarial funding ratios while maintaining acceptable levels of risk. This strategy requires an investment portfolio that is broadly diversified across various asset classes and investment managers. The current weighted-average target asset allocation is 62 percent equity securities, 33 percent debt securities and 5 percent other. At June 30, 2009 and 2008, the plans’ assets included Company stock with market values of $53,717 and $89,307, respectively.

13 - 30

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

	2009	2008	2007
Allocated shares	11,189,598	11,123,057	11,618,229
Suspense shares		202,587	621,648

Total shares held by the ESOP	11,189,598	11,325,644	12,239,877

Fair value of suspense shares		$14,449	$40,577

In 1999, the ESOP was leveraged and the loan was unconditionally guaranteed by the Company. The Company’s matching contribution and dividends on the shares held by the ESOP were used to repay the loan, and shares were released from the suspense account as the principal and interest are paid. The unreleased portion of the shares in the ESOP suspense account were not considered outstanding for purposes of earnings per share computations. The ESOP Trust repaid the loan in 2009 so there are no suspense shares remaining at June 30, 2009. Company contributions to the ESOP, recorded as compensation and interest expense, were $51,593 in 2009, $53,019 in 2008 and $51,647 in 2007. Dividends earned by the suspense shares and interest income within the ESOP totaled $162 in 2009, $796 in 2008 and $1,031 in 2007. In 2009, in lieu of cash, the Company issued 49,422 of its common shares out of treasury for the matching contribution.

The Company has a retirement income account (RIA) within the employee savings plan. The Company makes a contribution to the participant’s RIA account each year, the amount of which is based on the participant’s age and years of service. Participants do not contribute to the RIA. The Company recognized $14,489, $10,826 and $9,145 in expense related to the RIA in 2009, 2008 and 2007, respectively.

In addition to shares within the ESOP, as of June 30, 2009, employees have elected to invest in 4,080,864 shares of common stock within the Company Stock Fund of the Parker Retirement Savings Plan.

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

A summary of the Company’s other postretirement benefit plans follows:

Benefit cost	2009	2008	2007
Service cost	$1,034	$1,519	$1,656
Interest cost	5,193	5,700	5,699
Net amortization and deferral	(753)	(742)	(579)

Net periodic benefit cost	$5,474	$6,477	$6,776

13 - 31

	2009	2008
Change in benefit obligation
Benefit obligation at beginning of year	$91,851	$96,291
Service cost	1,034	1,519
Interest cost	5,193	5,700
Actuarial (gain)	(3,667)	(3,584)
Benefits paid	(7,703)	(8,075)
Acquisitions	139
Plan settlement	(22,413)

Benefit obligation at end of year	$64,434	$91,851

Funded status	$(64,434)	$(91,851)

Amounts recognized on the Consolidated Balance Sheet
Other accrued liabilities	$(5,318)	$(6,375)
Pensions and other postretirement benefits	(59,116)	(85,476)

Net amount recognized	$(64,434)	$(91,851)

Amounts recognized in Accumulated Other Comprehensive (Loss) Income
Net actuarial (gain) loss	$(1,562)	$803
Prior service (credit)	(2,829)	(2,304)

Net amount recognized	$(4,391)	$(1,501)

The presentation of the amounts recognized on the Consolidated Balance Sheet and in Accumulated Other Comprehensive (Loss) Income is on a debit (credit) basis and is before the effect of income taxes. The amount of prior service (credit) and net actuarial (gain) loss that will be amortized from accumulated other comprehensive (loss) income into net periodic postretirement cost in 2010 is $450 and $245, respectively.

Historically, the Company has provided self-insured retiree medical plan benefits for non-union employees upon their retirement. The retiree was responsible for paying the premiums for the medical coverage but the Company paid the costs of administering the plans (i.e., claims processing costs). Absorbing the administration costs was considered a benefit under FASB Statement No. 106 as the employees who elected to enroll in the retiree medical plans paid a lower premium since the Company was paying the costs to administer the plan. In 2009, the Company discontinued its self-insured retiree medical plans for non-union employees and has therefore eliminated the cost associated with administering the plans. The Company recognized $22.4 million in income in 2009 as a result of eliminating the liability related to this benefit.

The assumptions used to measure the net periodic benefit cost for postretirement benefit obligations are:

	2009	2008	2007
Discount rate	6.71%	6.23%	6.0%
Current medical cost trend rate	9.25%	9.7%	10.2%
Ultimate medical cost trend rate	5.0%	5.0%	5.0%
Medical cost trend rate decreases to ultimate in year	2014	2014	2014

The discount rate assumption used to measure the benefit obligation was 6.1 percent in 2009 and 6.71 percent in 2008.

13 - 32

Estimated future benefit payments for other postretirement benefits in the five years ending June 30, 2010 through 2014 are $5,336, $5,252, $5,276, $5,200 and $5,161, respectively, and $27,368 in the aggregate for the five years ending June 30, 2015 through June 30, 2019.

A one percentage point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$174	$(149)
Effect on postretirement benefit obligation	$2,699	$(2,333)

Other - The Company has established nonqualified deferred compensation programs, which permit officers, directors and certain management employees annually to elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. During 2009, 2008 and 2007, the Company recorded (income) expense relating to deferred compensation of $(27,167), $8,785 and $35,308, respectively.

The Company has invested in corporate-owned life insurance policies to assist in meeting the obligation under these programs. The policies are held in a rabbi trust and are recorded as assets of the Company.

11.	Shareholders’ Equity

	2009	2008	2007
Common Shares
Balance July 1	$90,523	$90,513	$90,513
Shares incentive plan activity ( 2008 – 24,838)		10

Balance June 30	$90,523	$90,523	$90,513

Additional Capital
Balance July 1	$528,802	$482,068	$480,698
Share incentive plan activity	(1,340)	(46,152)	(70,460)
Share incentive plan expense	47,215	44,947	33,203
Tax benefit of equity awards	3,692	27,640	26,547
Restricted stock (surrendered) issued	(31)	2,392	(260)
Shares related to ESOP	7,908	17,907	12,340

Balance June 30	$586,246	$528,802	$482,068

Retained Earnings
Balance July 1	$5,387,836	$4,601,394	$3,916,412
Net income	508,515	949,466	830,046
Cash dividends paid on common shares, net of tax benefits	(161,575)	(142,260)	(121,263)
Cash payments for stock split fractional shares		(340)
Share incentive plan activity	(6,348)	(20,424)
Retirement benefit plan activity	(6,390)

Balance June 30	$5,722,038	$5,387,836	$4,625,195

13 - 33

	2009		2008	2007
Unearned Compensation Related to ESOP
Balance July 1		$(4,951)	$(15,192)	$(25,809)
Unearned compensation related to ESOP debt guarantee		4,951	10,241	10,617

Balance June 30	$		$(4,951)	$(15,192)

Deferred Compensation Related to Stock Options
Balance July 1		$2,112	$2,269	$2,347
Deferred compensation		(157)	(157)	(78)

Balance June 30		$1,955	$2,112	$2,269

Accumulated Other Comprehensive (Loss) Income
Balance July 1		$117,642	$(112,621)	$(194,819)
Foreign currency translation		(494,544)	280,482	119,582
Net unrealized (loss)		(3,432)	(4,041)
Net realized loss		3,198	236	236
Minimum pension liability prior to adoption of FASB 158				221,546
Adjustment recognized upon adoption of FASB 158				(259,166)
Retirement benefit plan activity		(454,457)	(46,414)

Balance June 30		$(831,593)	$117,642	$(112,621)

Common Stock in Treasury
Balance July 1		$(862,993)	$(360,567)	$(28,139)
Shares purchased at cost		(447,800)	(584,263)	(433,049)
Share incentive plan activity		10,773	74,419	83,951
Retirement benefit plan activity		3,102
Restricted stock issued		7,374	7,418	16,670

Balance June 30		$(1,289,544)	$(862,993)	$(360,567)

Retirement benefit plan activity for Retained earnings in 2009 includes $3,391 related to the adoption of Emerging Issues Task Force Issue 06-10, “Accounting for Collateral Assignment Split-Dollar Life Insurance” and $2,106 related to the adoption of the measurement date provision of Statement No. 158. The Retained earnings balance as of July 1, 2007 reflects a reduction of $23,801 relating to the adoption of FIN 48. Foreign currency translation is net of tax of $10,131, $22,729, and $4,056 in 2009, 2008 and 2007, respectively. The net unrealized (loss) relates to marketable equity securities and is net of tax of $2,123 in 2009 and $2,500 in 2008. The net realized loss relates to cash flow hedging and marketable equity securities and is net of tax of $1,950 in 2009 and $148 in 2008 and 2007. Minimum pension liability is net of tax of $131,065 in 2007. Adjustment recognized upon adoption of Statement No. 158 is net of tax of $156,711 in 2007. Retirement benefit plan activity for Accumulated other comprehensive (loss) income is net of tax of $253,261 and $28,856 in 2009 and 2008, respectively.

The balance of Accumulated other comprehensive (loss) income at June 30, 2009 is comprised of $10,605, $(836,398) and $(5,800) related to foreign currency translation, retirement benefit plans and other items, respectively. The balance of Accumulated other comprehensive (loss) income at June 30, 2008 is comprised of $505,149, $(381,941) and $(5,566) related to foreign currency translation, retirement benefit plans and other items, respectively.

13 - 34

Share Repurchases - The Company has a program to repurchase its common shares. Under the program, the Company is authorized to repurchase an amount of common shares each fiscal year equal to the greater of 7.5 million shares or five percent of the shares outstanding as of the end of the prior fiscal year. Repurchases are funded primarily from operating cash flows, and the shares are initially held as treasury stock. During 2009, the Company repurchased 7,557,284 shares of its common stock at an average price of $59.25 per share.

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

During 2009, 2008 and 2007, the Company recognized stock-based compensation expense of $41,488, $44,947 and $33,203, respectively. The Company derives a tax deduction measured by the excess of the market value over the grant price at the date stock-based awards are exercised. The related tax benefit is credited to Additional capital as the Company is currently in a windfall tax benefit position.

The fair value of each stock-based award granted in 2009, 2008 and 2007 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2009	2008	2007
Risk-free interest rate	3.2%	4.4%	4.7%
Expected life of award	4.9 yrs	5.2 yrs	5.1 yrs
Expected dividend yield of stock	1.3%	1.4%	1.5%
Expected volatility of stock	26.6%	25.6%	30.2%
Weighted-average fair value	$16.56	$16.61	$15.50

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

Stock-based award activity during 2009 is as follows (aggregate intrinsic value in millions):

	Number Of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding June 30, 2008	12,620,441	$44.25
Granted	2,478,610	65.34
Exercised	(241,716)	28.13
Canceled	(226,055)	57.94

Outstanding June 30, 2009	14,631,280	$47.88	6.1 years	$59.8

Exercisable June 30, 2009	9,701,600	$41.06	4.9 years	$59.8

13 - 35

A summary of the status and changes of shares subject to stock-based awards and the related average price per share follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested June 30, 2008	5,161,466	$15.86

Granted	2,478,610	16.56
Vested	(2,563,056)	15.64
Canceled	(147,340)	16.02

Nonvested June 30, 2009	4,929,680	$16.32

At June 30, 2009, $25,587 of expense with respect to nonvested stock-based awards has yet to be recognized and will be amortized into expense over a weighted-average period of approximately 18 months. The total fair value of shares vested during 2009, 2008 and 2007 was $40,082, $29,326 and $25,554, respectively.

Information related to stock-based awards exercised during 2009, 2008 and 2007 is as follows:

	2009	2008	2007
Net cash proceeds	$3,557	$33,406	$40,265
Intrinsic value	4,787	82,415	81,844
Income tax benefit	1,517	26,360	23,441

Shares surrendered upon exercise of stock options: 2009 – 90,129; 2008 – 732,920; 2007 – 1,192,791.

Restricted Stock - Restricted stock was issued under the Company’s 2003 Stock Incentive Program to certain key employees under the Company’s 2006-07-08, 2005-06-07 and 2004-05-06 Long Term Incentive Plans (LTIP). Value of the payments was set at the market value of the Company’s common stock on the date of issuance. Shares were earned and awarded, and an estimated value was accrued, based upon attainment of criteria specified in the LTIP over the cumulative years of each three-year Plan. Plan participants are entitled to cash dividends and to vote their respective shares, but the shares are restricted as to transferability for three years following issuance.

Restricted Shares for LTIP	2009	2008	2007
Number of shares issued	172,130	294,418	318,330
Average share value on date of issuance	$65.34	$60.93	$49.75
Total value	$11,247	$17,940	$15,838

Under the Company’s 2007-08-09 LTIP a payout of shares of restricted stock from the Company’s 2003 Stock Incentive Program will be issued to certain key employees in August 2009. The balance of the 2007-08-09 LTIP payout will be made as deferred cash compensation (if elected by the participant) or in cash. The total payout, valued at $3,287, has been accrued over the three years of the plan. During 2009, 2008 and 2007, the Company recorded (income) expense relating to the LTIP of $(5,562), $25,681 and $37,205, respectively. The decrease in expense is primarily attributable to the impact the economic downturn has had on the Company’s financial performance and stock price during 2009.

Shares surrendered in connection with the LTIP: 2009 – 60,247; 2008 – 109,642; 2007 – 23,427.

In 2009, 2008 and 2007, 12,150, 14,850 and 13,500 shares, respectively, of restricted stock were issued to certain non-employee members of the Board of Directors. Transferability of these shares is restricted for one to three years following issuance. In addition, non-employee members of the Board of Directors have been given the opportunity to receive all or a portion of their fees in the form of restricted stock. These shares vest ratably, on an annual basis, over the term of office of the director. In 2009, 2008 and 2007, 3,868, 2,526 and 14,495 shares, respectively, were issued in lieu of directors’ fees.

At June 30, 2009, the Company had approximately 20 million common shares reserved for issuance in connection with its stock incentive plans.

13 - 36

13.	Shareholders’ Protection Rights Agreement

On January 25, 2007, the Board of Directors of the Company declared a dividend of one Shareholders’ Right for each common share outstanding on February 17, 2007 in relation to the Company’s Shareholders Protection Rights Agreement. As of June 30, 2009, 160,488,591 common shares were reserved for issuance under this Agreement. Under certain conditions involving acquisition of, or an offer for, 15 percent or more of the Company’s common shares, all holders of Shareholders’ Rights would be entitled to purchase one common share at an exercise price currently set at $160. In addition, in certain circumstances, all holders of Shareholders’ Rights (other than the acquiring entity) would be entitled to purchase a number of common shares equal to twice the exercise price, or at the option of the Board, to exchange each Shareholders’ Right for one common share. The Shareholders’ Rights remain in existence until February 17, 2017, unless extended by the Board of Directors or earlier redeemed (at one cent per Shareholders’ Right), exercised or exchanged under the terms of the agreement. In the event of an unfriendly business combination attempt, the Shareholders’ Rights will cause substantial dilution to the person attempting the business combination. The Shareholders’ Rights should not interfere with any merger or other business combination that is in the best interest of the Company and its shareholders since the Shareholders’ Rights may be redeemed.

14.	Research and Development

Research and development costs amounted to $338,908 in 2009, $303,098 in 2008 and $253,091 in 2007. These amounts include both costs incurred by the Company related to independent research and development initiatives as well as costs incurred in connection with research and development contracts. Costs incurred in connection with research and development contracts amounted to $50,739 in 2009, $47,757 in 2008 and $40,894 in 2007. These costs are included in the total research and development cost for each of the respective years.

15.	Fair Value Measurements

On July 1, 2008, the Company adopted the provisions of FASB Statement No. 157, “Fair Value Measurements.” Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Statement No. 157 indicates that, among other things, a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. FASB Staff Position 157-2 delays the effective date of the application of Statement No. 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The adoption of Statement No. 157 had no effect on the Company’s financial position or results of operations.

A summary of financial assets and liabilities that were measured at fair value on a recurring basis at June 30, 2009 follows:

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs Level (3)
Assets:
Available for sale securities	$3,493	$3,493	$
Derivatives	203			203
Liabilities:
Deferred compensation plans	99,007			99,007
Derivatives	1,513			1,513

Available for sale securities are measured at fair value using quoted market prices. The fair value of derivatives is calculated through a model that utilizes market observable inputs including both spot and forward prices for the same underlying currencies.

The Company has established nonqualified deferred compensation programs which permit officers, directors and certain management employees to defer a portion of their compensation, on a pre-tax basis, until their termination of employment. Changes in the value of the compensation deferred under these programs are recognized based on the fair value of the participants accounts based on their investment elections.

13 - 37

On July 1, 2008, the Company adopted the provisions of FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” Statement No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The Company did not elect to measure any financial assets or financial liabilities at fair value that were otherwise not required to be measured at fair value under other accounting standards.

16.	Contingencies

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

Parker ITR S.r.l. (Parker ITR), a subsidiary acquired on January 31, 2002, has been the subject of a number of lawsuits and regulatory investigations. Each of these lawsuits is described below. The Company has made all required payments and as of June 30, 2009 has a reserve of $2.8 million for future losses relating to these matters. Legal expenses related to these matters are being expensed as incurred.

On April 27, 2007, a grand jury in the Southern District of Florida issued a subpoena to Parker ITR and the Company requiring the production of documents, in particular documents related to communications with competitors and customers related to Parker ITR’s business unit that manufactures marine hose, typically used in oil transfer. The lawsuits and investigations relate to allegations that for a period of up to 21 years, the Parker ITR business unit that manufactures and sells marine hose conspired with competitors in unreasonable restraint of trade to artificially raise, fix, maintain or stabilize prices, rig bids and allocate markets and customers for marine oil and gas hose in the United States and in other jurisdictions.

On May 15, 2007, the European Commission issued its initial Request for Information to the Company and Parker ITR. On August 2, 2007, the Japan Fair Trade Commission (JFTC) requested that Parker ITR submit a report to the JFTC on specific topics related to its investigation of marine hose suppliers. Brazilian competition authorities and Korean competition authorities commenced their investigations on November 14, 2007 and January 17, 2008, respectively. The Australian Competition and Consumer Commission (ACCC) filed a statement of claim in the Federal Court of Australia on May 29, 2009 and named Parker ITR as a respondent. Parker ITR and the Company have cooperated with all of the regulatory authorities investigating the activities of the Parker ITR business unit that manufactures and sells marine hose and continue to cooperate with the investigations that remain ongoing.

In addition, during this time period, four class action lawsuits were filed in the Southern District of Florida: Shipyard Supply LLC v. Bridgestone Corporation, et al., filed May 17, 2007; Expro Gulf Limited v. Bridgestone Corporation, et al., filed June 6, 2007; Bayside Rubber & Products, Inc. v. Trelleborg Industrie S.A., et al., filed June 25, 2007; Bayside Rubber & Products, Inc. v. Caleca, et al., filed July 12, 2007; and one in the Southern District of New York: Weeks Marine, Inc. v. Bridgestone Corporation, et al., filed July 27, 2007. On September 12, 2008, the plaintiffs filed an amended consolidated class action complaint. Plaintiffs have since filed another amended consolidated complaint naming prior owners of the Parker ITR business unit that manufactures and sells marine hose. Plaintiffs generally seek treble damages, a permanent injunction, attorneys’ fees, and pre-judgment and post-judgment interest.

The time period for the alleged illegal activities by Parker ITR’s marine hose business unit varies by jurisdiction. In the United States, the Department of Justice, which initiated the April 2007 grand jury subpoenas, alleges that the challenged activities commenced in the United States in 1999 and ended May 2, 2007. The Department of Justice’s investigation is ongoing and the Company and Parker ITR continue to cooperate.

13 - 38

In Brazil, Parker ITR filed a procedural defense in January 2008. The Brazilian competition authorities have not yet responded to Parker ITR’s filing. The Brazilian competition authorities’ investigation is ongoing and the Company and Parker ITR continue to cooperate. The Brazilian authorities appear to be investigating the period from 1999 through May 2007. Because the Brazilian competition authorities have not yet responded to Parker ITR’s initial filing, the potential outcome of this investigation is uncertain and will depend on the resolution of numerous issues not yet addressed at the current preliminary stage of the investigation.

In Korea, the Korean Fair Trade Commission (KFTC) submitted several questionnaires to Parker ITR in connection with their investigation of Parker ITR’s marine hose bidding activities in Korea from 1999 to May 2, 2007. Parker ITR responded to each questionnaire and continues to cooperate with the KFTC. The KFTC issued its final report on July 2, 2009, which imposed a fine of KRW 42 million (approximately USD 34 thousand) on Parker ITR. Parker ITR must pay the fine on or before September 8, 2009.

The JTFC completed its investigation and issued an administrative order requiring Parker ITR to take certain actions, including passing a board resolution that prohibited the challenged conduct in the future and to send letters to Parker ITR’s customers and competitors in Japan stating that Parker ITR would not engage in the challenged conduct in Japan in the future. Parker ITR has complied with the JFTC administrative order.

On January 28, 2009, the European Commission announced the results of its investigation of the alleged cartel activities. As part of its decision, the European Commission found that Parker ITR infringed Article 81 of the European Commission treaty from April 1986 to May 2, 2007 and fined Parker ITR 25.61 million euros. The European Commission also determined that the Company was jointly and severally responsible for 8.32 million euros of the total fine which related to the period from January 2002, when the Company acquired Parker ITR, to May 2, 2007, when the cartel activities ceased. Parker ITR and the Company filed an appeal to the Court of First Instance of the European Communities on April 10, 2009.

Counsel for Parker ITR accepted service related to the ACCC’s statement of claim. A hearing was held on the matter on July 7, 2009. The matter was continued until certain other respondents are served. The ACCC appears to be investigating conduct for the period beginning as early as 1994 through 2007.

The Company and Parker ITR have reached a settlement of the class action litigation in the United States, which is subject to court approval. On February 17, 2009, Parker ITR entered into a separate agreement to settle possible private causes of action outside the United States.

Environmental - The Company is currently responsible for environmental remediation at various manufacturing facilities presently or formerly operated by the Company and has been named as a “potentially responsible party,” along with other companies, at off-site waste disposal facilities and regional sites.

As of June 30, 2009, the Company has a reserve of $13,891 for environmental matters, which are probable and reasonably estimable. This reserve is recorded based upon the best estimate of costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities and the amount of the Company’s liability in proportion to other responsible parties. This reserve is net of $2,341 for discounting, primarily at a 4.5 percent discount rate, a portion of the costs to operate and maintain remediation treatment systems as well as gauge treatment system effectiveness through monitoring and sampling over periods up to 15 years.

The Company’s estimated total liability for the above mentioned sites ranges from a minimum of $13.9 million to a maximum of $74.2 million. The largest range for any one site is approximately $8.6 million. The actual costs to be incurred by the Company will be dependent on final determination of remedial action required, negotiations with federal and state agencies, changes in regulatory requirements and technology innovation, the effectiveness of remedial technologies employed, the ability of other responsible parties to pay, and any insurance or third party recoveries.

13 - 39

17.	Quarterly Information (Unaudited)

2009	1st	2nd	3rd	4th	Total
Net sales	$3,064,688	$2,688,656	$2,344,713	$2,210,958	$10,309,015
Gross profit	727,466	567,206	436,106	396,889	2,127,667
Net income	250,176	155,401	53,422	49,516	508,515
Diluted earnings per share	1.50	.96	.33	.31	3.13

2008	1st	2nd	3rd	4th	Total
Net sales	$2,787,256	$2,829,060	$3,182,537	$3,346,752	$12,145,605
Gross profit	664,959	634,923	735,321	771,330	2,806,533
Net income	229,597	211,863	255,441	252,565	949,466
Diluted earnings per share	1.33	1.23	1.49	1.47	5.53

Earnings per share amounts are computed independently for each of the quarters presented, therefore, the sum of the quarterly earnings per share amounts may not equal the total computed for the year.

18.	Stock Prices and Dividends (Unaudited)

(In dollars)		1st	2nd	3rd	4th	Full Year
2009	High	$72.69	$52.52	$46.45	$48.45	$72.69
	Low	48.67	31.29	27.69	33.13	27.69
	Dividends	.25	.25	.25	.25	1.00

2008	High	$78.43	$86.56	$76.03	$86.91	$86.91
	Low	58.19	71.15	58.10	69.46	58.10
	Dividends	.21	.21	.21	.21	.84

2007	High	$52.63	$58.67	$58.79	$68.95	$68.95
	Low	46.47	51.15	50.41	57.03	46.47
	Dividends	.173	.173	.173	.173	.692

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

We assessed the effectiveness of our internal control over financial reporting as of June 30, 2009. We have excluded six entities from our evaluation of internal control over financial reporting as of June 30, 2009 because the entities were acquired in purchase business combinations during the year ended June 30, 2009. On a combined basis, the entities represent approximately 9.7 percent of total assets and 2.2 percent of total revenues as of and for the fiscal year ended June 30, 2009. In making this assessment, we used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control-Integrated Framework.” We concluded that based on our assessment, the Company’s internal control over financial reporting was effective as of June 30, 2009.

Deloitte & Touche LLP, the independent registered accounting firm that audited the Company’s consolidated financial statements, has issued an attestation report on the Company’s internal control over financial reporting as of June 30, 2009, which is included herein.

/s/ Donald E. Washkewicz	/s/ Timothy K. Pistell
Chairman, Chief Executive Officer and President	Executive Vice President – Finance and Administration and Chief Financial Officer

13 - 41

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Parker Hannifin Corporation

We have audited the accompanying consolidated balance sheets of Parker Hannifin Corporation and subsidiaries (the “Company”) as of June 30, 2009 and June 30, 2008, and the related consolidated statements of income, comprehensive income, and cash flows for each of the two years in the period ended June 30, 2009. Our audits also included the financial statement schedules listed in the Index at Item 15(a)(1). We also have audited the Company’s internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these consolidated financial statements and financial statement schedules, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedules and an opinion on the Company’s internal control over financial reporting based on our audits.

As described in Management’s Report on Internal Control Over Financial Reporting, management has excluded six entities from its assessment of internal control over financial reporting as of June 30, 2009, because they were acquired in purchase business combinations during the year ended June 30, 2009. On a combined basis, the entities represent approximately 9.7 percent of total assets and 2.2 percent of revenues of the consolidated financial statement amounts as of and for the year ended June 30, 2009. Accordingly, our audit of the Company’s internal control over financial reporting as of June 30, 2009, did not include the internal control over financial reporting of these six entities.

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

13 - 42

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parker Hannifin Corporation and subsidiaries as of June 30, 2009 and June 30, 2008, and the results of their operations and their cash flows for the two years in the period ended June 30, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such fiscal 2009 and 2008 financial statement schedules, when considered in relation to the basic fiscal 2009 and 2008 consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, as of July 1, 2007.

/s/ DELOITTE & TOUCHE LLP

Cleveland, Ohio

August 27, 2009

13 - 43

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders

of Parker Hannifin Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index appearing under Item 15(a)(1), present fairly, in all material respects, the results of operations and cash flows of Parker Hannifin Corporation and its subsidiaries (the “Company”) for the year ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for the year ended June 30, 2007, listed in the accompanying index appearing under Item 15(a)(1), presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Cleveland, Ohio

August 16, 2007, except for the retrospective adjustment of additional capital, common shares, share numbers and per share amounts to give effect to the 3-shares-for-2 split of the Company’s common stock as to which the date is October 1, 2007.

13 - 44

Five-Year Financial Summary

(Amounts in thousands, except per share information)	2009	2008	2007	2006	2005
Net sales	$10,309,015	$12,145,605	$10,718,059	$9,385,888	$8,068,805
Cost of sales	8,181,348	9,339,072	8,272,949	7,367,618	6,391,477
Selling, general and administrative expenses	1,290,379	1,364,082	1,226,861	1,036,646	860,278
Interest expense	112,071	98,996	83,414	75,763	66,869
Income taxes	172,939	377,058	329,236	261,682	205,105
Income - continuing operations	508,515	949,466	830,046	638,276	533,166
Net income	508,515	949,466	830,046	673,167	604,692
Basic earnings per share - continuing operations	3.15	5.64	4.75	3.57	2.99
Diluted earnings per share - continuing operations	3.13	5.53	4.68	3.52	2.95
Basic earnings per share	3.15	5.64	4.75	3.76	3.39
Diluted earnings per share	$3.13	$5.53	$4.68	$3.71	$3.35
Average number of shares outstanding - Basic	161,564	168,285	174,643	178,817	178,193
Average number of shares outstanding - Diluted	162,719	171,644	177,495	181,326	180,674
Cash dividends per share	$1.000	$.840	$.692	$.612	$.520
Net income as a percent of net sales	4.9%	7.8%	7.7%	7.2%	7.5%
Return on average assets	5.0%	10.1%	10.0%	9.0%	9.3%
Return on average equity	10.7%	19.0%	18.5%	17.8%	19.1%

Book value per share	$26.67	$31.39	$27.14	$23.64	$18.76
Working capital	$1,118,027	$1,912,369	$1,460,930	$1,457,873	$1,454,883
Ratio of current assets to current liabilities	1.6	1.9	1.8	1.9	2.1
Plant and equipment, net	$1,880,554	$1,926,522	$1,736,372	$1,693,794	$1,581,348
Total assets	9,855,902	10,386,854	8,441,413	8,173,432	6,860,703
Long-term debt	1,839,705	1,952,452	1,089,916	1,059,461	938,424
Shareholders’ equity	$4,279,625	$5,258,971	$4,711,665	$4,241,203	$3,340,147
Debt to debt-equity percent	35.2%	28.3%	21.4%	21.1%	22.5%

Depreciation	$252,599	$257,570	$245,058	$245,681	$245,206
Capital expenditures	$270,733	$280,327	$237,827	$198,113	$154,905
Number of employees (actual number)	51,639	61,722	57,338	57,073	50,019
Number of shares outstanding at year-end	160,489	167,512	173,618	179,417	178,034

13 - 45