Form 10-K, Exhibit 13
period 2011-06-30
PARKER HANNIFIN CORP
filed 2011-08-26
CIK 76334

Exhibit (13) to Report

On Form 10-K for Fiscal

Year Ended June 30, 2011

By Parker-Hannifin Corporation

Forward-Looking Statements

Forward-looking statements contained in this and other written and oral reports are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. All statements regarding future performance, earnings projections, events or developments are forward-looking statements. It is possible that the future performance and earnings projections of the Company, including its individual segments, may differ materially from current expectations, depending on economic conditions within its mobile, industrial and aerospace markets, and the Company’s ability to maintain and achieve anticipated benefits associated with announced realignment activities, strategic initiatives to improve operating margins, actions taken to combat the effects of the current economic environment, and growth, innovation and global diversification initiatives. A change in the economic conditions in individual markets may have a particularly volatile effect on segment performance.

Among other factors which may affect future performance are:

•

changes in business relationships with and purchases by or from major customers, suppliers or distributors, including delays or cancellations in shipments, disputes regarding contract terms or significant changes in financial condition, changes in contract cost and revenue estimates for new development programs, and changes in product mix,

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

The Company makes these statements as of the date of the filing of its Annual Report on Form 10-K for the year ended June 30, 2011, and undertakes no obligation to update them unless otherwise required by law.

13 - 1

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

The Company is a leading worldwide diversified manufacturer of motion and control technologies and systems, providing precision engineered solutions for a wide variety of mobile, industrial and aerospace markets.

The Company’s order rates provide a near-term perspective of the Company’s outlook particularly when viewed in the context of prior and future order rates. The Company publishes its order rates on a quarterly basis. The lead time between the time an order is received and revenue is realized generally ranges from one day to 12 weeks for mobile and industrial orders and from one day to 18 months for aerospace orders. The Company believes the leading economic indicators of these markets that have a correlation to the Company’s future order rates are as follows:

•	Purchasing Managers Index (PMI) on manufacturing activity specific to regions around the world with respect to most mobile and industrial markets;

•	Global aircraft miles flown and global revenue passenger miles for commercial aerospace markets and U.S. Department of Defense spending for military aerospace markets; and

•	Housing starts with respect to the North American residential air conditioning market and certain mobile construction markets.

A PMI above 50 indicates that the manufacturing activity specific to a region around the world in the mobile and industrial markets is expanding. A PMI below 50 indicates the opposite. The PMI at the end of fiscal 2011 for the United States, the Eurozone countries and China was 55.3, 52.0 and 50.1, respectively. The PMI for the United States, the Eurozone countries and China all sequentially increased during fiscal 2011 but by the end of fiscal 2011 their levels have fallen either equivalent to or below their June 2010 levels.

Global aircraft miles flown increased six percent from the comparable 2010 level and global average revenue passenger miles increased five percent from the comparable 2010 level. The Company anticipates that U.S. Department of Defense spending with regards to appropriations, and operations and maintenance for the U.S. Government’s fiscal year 2011 will be about one percent lower than the comparable fiscal 2010 level and fiscal year 2012 spending is projected to be about three percent higher than the fiscal 2011 spending.

Housing starts in June 2011 were approximately 17 percent higher than housing starts in June 2010 and were approximately 15 percent higher than housing starts in March 2011.

The Company has remained focused on maintaining its financial strength by adjusting its cost structure to reflect changing demand levels, maintaining a strong balance sheet and managing its cash. The Company continues to generate substantial cash flows from operations, has controlled capital spending and has proactively managed working capital. The Company has been able to borrow needed funds at favorable interest rates and has a debt to debt-shareholders’ equity ratio of 24.7 percent at June 30, 2011 compared to 28.9 percent at June 30, 2010.

The Company believes many opportunities for growth are available. The Company intends to focus primarily on business opportunities in the areas of energy, water, agriculture, environment, defense, life sciences, infrastructure and transportation.

13 - 2

The Company believes it can meet its strategic objectives by:

•	Serving the customer and empowering its employees;

•	Successfully executing its Win Strategy initiatives relating to premier customer service, financial performance and profitable growth;

•	Engineering innovative systems and products to provide superior customer value through improved service, efficiency and productivity;

•	Delivering products, systems and services that have demonstrable savings to customers and are priced by the value they deliver;

•	Acquiring strategic businesses; and

•	Organizing the Company around targeted regions, technologies and markets.

The Company completed three acquisitions during fiscal 2011. Acquisitions will continue to be considered from time to time to the extent there is a strong strategic fit, while at the same time, maintaining the Company’s strong financial position. The Company will also continue to assess the strategic fit of its existing businesses and initiate efforts to divest businesses that are not considered to be a good long-term fit for the Company. Future business divestitures could have a negative effect on the Company’s results of operations.

The discussion below is structured to separately discuss each of the financial statements presented on pages 13-15 to 13-19. All year references are to fiscal years.

Discussion of Consolidated Statement of Income

The Consolidated Statement of Income summarizes the Company’s operating performance over the last three fiscal years.

(millions)	2011	2010	2009
Net sales	$12,346	$9,993	$10,309
Gross profit margin	24.0%	21.5%	20.6%
Selling, general and administrative expenses	$1,468	$1,277	$1,290
Selling, general and administrative expenses, as a percent of sales	11.9%	12.8%	12.5%
Interest expense	$100	$104	$112
Other (income) expense, net	(15)		42
(Gain) loss on disposal of assets	(8)	10
Effective tax rate	25.2%	26.3%	25.3%
Net income attributable to common shareholders	$1,049	$554	$509

Net sales in 2011 were 23.5 percent higher than 2010. The increase in sales in 2011 primarily reflects higher volume in all segments with the largest increase occurring in the Industrial Segment. Acquisitions made in the last 12 months contributed approximately $54 million in sales in 2011. The effect of currency rate changes increased net sales in 2011 by approximately $205 million.

13 - 3

During 2011, worldwide economic conditions improved and the Company experienced an increase in demand for its products in the Industrial and Climate & Industrial Controls Segments. Business conditions in the Aerospace Segment also improved as commercial airlines increased their capacity and revenue passenger miles increased.

Net sales in 2010 were 3.1 percent lower than 2009. The decline in sales in 2010 primarily reflects lower volume in all segments except for the Climate & Industrial Controls Segment. Acquisitions did not make a material contribution to the sales level in 2010. The effect of currency rate changes increased net sales in 2010 by approximately $126 million.

Gross profit margin increased in 2011 primarily due to a combination of higher sales volume, resulting in manufacturing efficiencies, as well as lower business realignment expenses recorded in the current year as compared to the prior year. Gross profit margin was higher in 2010 primarily due to cost reduction initiatives and the benefits of past business realignment activities. Included in gross profit in 2011, 2010 and 2009 were business realignment charges of $15.3 million, $43.0 million and $41.0 million, respectively.

Selling, general and administrative expenses increased 14.9 percent in 2011 and decreased 1.0 percent in 2010. The increase in 2011 was primarily due to the higher sales volume as well as higher incentive compensation as compared to 2010. The decrease in 2010 was primarily due to the lower sales volume, savings resulting from business realignment activities and lower professional fees, partially offset by higher expenses related to employee benefits plans and contributions to the Company’s charitable foundation.

Interest expense in 2011 decreased primarily due to lower average debt outstanding as well as the debt portfolio in the current year having a lower average interest rate than the debt portfolio in the prior year. Interest expense in 2010 decreased primarily due to lower average debt outstanding as well as lower interest rates on commercial paper borrowings.

Other (income) expense, net in 2011 included $10.9 million of income related to insurance recoveries. Other (income) expense, net in 2009 included $37.4 million of expense related to litigation settlements and $13.8 million of expense related to investment writedowns.

(Gain) loss on disposal of assets in 2011 includes income of $3.8 million related to insurance recoveries for expenses incurred related to a previously divested business, $3.8 million of expense related to asset writedowns and $7.5 million of gains from asset sales. (Gain) loss on disposal of assets in 2010 included a loss of $4.8 million resulting from the divestiture of a business. (Gain) loss on disposal of assets in 2009 included income of $11.6 million from insurance recoveries for expenses incurred related to a previously divested business, $7.2 million of expense related to asset writedowns and $3.7 million of losses from asset sales.

Effective tax rate in 2011 was lower primarily due to favorable foreign tax rate differences as well as higher research and development tax credits. Effective tax rate in 2010 was slightly higher primarily due to higher taxable income in certain foreign jurisdictions and lower research and development tax credits.

13 - 4

Discussion of Business Segment Information

The Business Segment information presents sales, operating income and assets on a basis that is consistent with the manner in which the Company’s various businesses are managed for internal review and decision-making. See Note 1 to the Consolidated Financial Statements for a description of the Company’s reportable business segments.

Industrial Segment (millions)

	2011	2010	2009
Sales
North America	$4,517	$3,624	$3,735
International	4,917	3,811	3,896
Operating income
North America	746	487	395
International	754	394	351
Operating income as a percent of sales
North America	16.5%	13.4%	10.6%
International	15.3%	10.3%	9.0%
Backlog	$1,907	$1,505	$1,200
Assets	8,414	7,310	7,540
Return on average assets	19.1%	11.9%	9.5%

Sales in 2011 for the Industrial North American operations increased 24.6 percent compared to a decrease of 3.0 percent from 2009 to 2010. The increase in sales in 2011 reflects higher demand from distributors and higher end-user demand in a number of markets, particularly in the construction equipment, heavy-duty truck, mining, farm and agriculture equipment, and machine tools markets. The decrease in sales in 2010 was primarily due to lower demand experienced during the first half of 2010 from distributors as well as lower end-user demand in several markets, particularly the construction equipment, oil and gas, farm and agriculture equipment, and machine tools markets. An increase in volume in the semiconductor and automotive markets helped to mitigate the overall sales decline in 2010.

Sales in the Industrial International operations increased 29.0 percent in 2011 following a decrease of 2.2 percent from 2009 to 2010. The sales increase in 2011 is primarily attributable to higher volume across most markets in all regions with the largest increase in volume experienced in Europe and Asia Pacific. The sales decrease in 2010 was primarily due to lower sales volume across most markets in Europe, partially offset by an increase in volume experienced in the Asia Pacific region and in Latin America.

Margins in the Industrial North American and Industrial International businesses were higher for the current year primarily due to the higher sales volume resulting in manufacturing efficiencies, and a lower fixed cost structure resulting from past business realignment actions, including the incurrence of severance costs related to plant closures and general reductions in the work force. The higher Industrial North American and Industrial International operating margins in 2010 were primarily due to the benefits from cost control measures and past business realignment activities.

Included in Industrial North American operating income in 2011, 2010 and 2009 are business realignment charges of $4.2 million, $11.6 million and $10.4 million, respectively. Included in Industrial International operating income in 2011, 2010 and 2009 are business realignment expenses of $11.3 million, $32.4 million and $23.3 million, respectively. The business realignment expenses consist primarily of severance costs resulting from plant closures as well as general reductions in the work force. The Company does not anticipate that cost savings realized from the work force reductions taken in the Industrial Segment during 2011 will have a material impact on future operating margins. The Company expects to continue to take actions necessary to structure appropriately the operations of the Industrial Segment. Such actions may include the necessity to record business realignment charges in 2012.

13 - 5

The Company anticipates Industrial North American sales for 2012 will increase between 4.2 percent and 8.2 percent from the 2011 level and Industrial International sales for 2012 will increase between 8.6 percent and 12.6 percent from the 2011 level. Industrial North American operating margins in 2012 are expected to range from 16.5 percent to 17.1 percent and Industrial International margins are expected to range from 15.2 percent to 15.8 percent.

The increase in total Industrial Segment backlog in 2011 is primarily due to higher order rates in most markets in both the Industrial North American and Industrial International businesses with almost three-fourths of the increase occurring in the Industrial International businesses. The increase in total Industrial Segment backlog in 2010 was primarily due to higher order rates experienced across virtually all Industrial North American and Industrial International businesses, particularly in the Asia Pacific region.

The increase in assets in 2011 was primarily due to the effect of currency fluctuations as well as increases in accounts receivable, net, inventory and cash and cash equivalents, partially offset by a decrease in plant and equipment, net and intangible assets, net. The decrease in assets in 2010 was primarily due to the effect of currency fluctuations as well as decreases in plant and equipment, net, intangible assets, net and inventory, partially offset by an increase in accounts receivable, net, and cash and cash equivalents.

Aerospace Segment (millions)

	2011	2010	2009
Sales	$1,922	$1,744	$1,883
Operating income	247	208	262
Operating income as a percent of sales	12.9%	11.9%	13.9%
Backlog	$1,702	$1,474	$1,559
Assets	995	911	915
Return on average assets	25.9%	22.8%	28.5%

Sales in 2011 increased 10.2 percent compared to a decrease of 7.4 percent from 2009 to 2010. The increase in net sales in 2011 is primarily due to higher volume in both the commercial original equipment manufacturer (OEM) and aftermarket businesses partially offset by lower volume in the military OEM business. The decrease in sales in 2010 was primarily due to significantly lower commercial OEM volume and lower commercial aftermarket volume, partially offset by higher military OEM and aftermarket volume.

The higher margins in 2011 were primarily due to the higher sales volume particularly in the higher margin commercial aftermarket business, partially offset by higher engineering development costs. In 2011, margins were favorably impacted by the effect of retroactive billings and contract reserve adjustments resulting from the finalization of contract price negotiations related to certain programs. The lower margins in 2010 were primarily due to the lower commercial OEM and aftermarket volume and higher engineering development costs, partially offset by the higher military aftermarket volume and lower operating costs.

The increase in backlog in 2011 is primarily due to higher order rates in both the commercial OEM and aftermarket businesses as well as the military OEM business. The decrease in backlog in 2010 was primarily due to shipments exceeding new order rates primarily in the military OEM business.

For 2012, sales are expected to increase between 3.0 percent and 6.0 percent from the 2011 level and operating margins are expected to range from 13.0 percent to 13.3 percent. A higher concentration of commercial OEM volume in future product mix and higher than expected new product development costs could result in lower margins.

The increase in assets in 2011 was primarily due to an increase in accounts receivable, net and inventory. The slight decrease in assets in 2010 was primarily due to a decrease in inventory, partially offset by an increase in intangible assets, net and assets from an acquisition.

13 - 6

Climate & Industrial Controls Segment (millions)

	2011	2010	2009
Sales	$990	$814	$795
Operating income (loss)	76	53	(4)
Operating income (loss) as a percent of sales	7.7%	6.6%	(0.5)%
Backlog	$171	$162	$127
Assets	725	693	691
Return on average assets	10.7%	7.7%	(0.5)%

Sales in 2011 increased 21.7 percent compared to a 2.4 percent increase in sales from 2009 to 2010. The increase in sales in 2011 is primarily due to higher end-user demand in the heavy-duty truck, automotive and commercial refrigeration markets. The increase in sales in 2010 was primarily due to increased volume in the automotive market and higher demand for air conditioning and refrigeration products. Margins in 2011 were higher primarily due to the higher sales volume, favorable product mix and benefits from past business realignment actions, including plant closures, but were adversely affected by higher material costs as well as operating inefficiencies, which primarily include overtime and premium freight. The higher margins in 2010 were primarily due to the benefits of cost control measures and past business realignment actions. Margins in 2010 also benefited from the higher sales volume.

Included in operating income are business realignment charges in 2010 and 2009 of $3.9 million and $9.7 million, respectively. The business realignment charges primarily related to severance costs resulting from plant closures. The Company expects to continue to take actions necessary to structure appropriately the operations of the Climate & Industrial Controls Segment. Such actions may include the necessity to record business realignment charges in 2012.

The Company anticipates sales in 2012 will increase between 3.6 percent and 7.6 percent from the 2011 level and operating margins are expected to range from 8.8 percent to 9.3 percent.

The increase in assets in 2011 was primarily due to the effect of currency fluctuations. The slight increase in assets in 2010 was primarily due to an increase in accounts receivable, net being mostly offset by decreases in intangible assets, net, plant and equipment, net and inventory.

Corporate assets decreased 24.5 percent in 2011 compared to an increase of 40.5 percent from 2009 to 2010. The decrease in 2011 was primarily due to a decrease in cash and cash equivalents and deferred taxes. The increase in 2010 was primarily due to an increase in cash and cash equivalents.

13 - 7

Discussion of Consolidated Balance Sheet

The Consolidated Balance Sheet shows the Company’s financial position at year-end, compared with the previous year-end. This discussion provides information to assist in assessing factors such as the Company’s liquidity and financial resources.

(millions)	2011	2010
Accounts receivable, net	$1,978	$1,600
Inventories	1,412	1,172
Plant and equipment, net	1,797	1,698
Goodwill	3,009	2,786
Intangible assets, net	1,178	1,150
Notes payable	75	363
Accounts payable, trade	1,174	889
Accrued payrolls and other compensation	467	371
Other liabilities	293	196
Shareholders’ equity	5,384	4,368
Working capital	$1,914	$1,384
Current ratio	1.80	1.63

Accounts receivable, net are primarily receivables due from customers for sales of product ($1,770 million at June 30, 2011 and $1,443 million at June 30, 2010). Accounts receivable increased in conjunction with higher sales in the fourth quarter of 2011 compared to the fourth quarter of 2010. Days sales outstanding relating to trade receivables for the Company was 48 days in 2011 and 2010. The Company believes that its receivables are collectible and appropriate allowances for doubtful accounts have been recorded.

Inventories increased primarily in response to positive order trends and higher raw material costs. Days’ supply of inventory on hand was 55 days in 2011 compared to 58 days in 2010.

Plant and equipment, net increased primarily due to a higher level of capital expenditures in 2011 as compared to 2010.

Goodwill increased primarily as a result of foreign currency translation adjustments. The change in this amount is explained further in Note 7 to the Consolidated Financial Statements.

Intangible assets, net consist primarily of patents, trademarks and customer lists. The change in this amount is explained further in Note 7 to the Consolidated Financial Statements.

Notes payable decreased primarily due to the $257 million payment of the 3.5 percent Euro bonds which matured in November 2010.

Accounts payable, trade increased primarily due to increased production levels and the timing of purchases and payments. Days payable outstanding increased to 41 days in 2011 from 35 days in 2010.

Accrued payrolls and other compensation increased primarily due to higher incentive compensation accruals.

Other liabilities increased primarily due to cross-currency swap contracts the Company entered into during 2011 relating to the issuance of medium-term notes, in anticipation of the repayment of its Euro bonds which matured in November 2010.

Shareholders’ equity included an increase of $503.8 million related to foreign currency translation adjustments which primarily affected Accounts receivable, net, Inventories, Plant and equipment, net, Goodwill, Intangible assets, net, Accounts payable, trade, Accrued payrolls and other compensation, Long-term debt and Other liabilities.

13 - 8

Discussion of Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows reflects cash inflows and outflows from the Company’s operating, investing and financing activities.

A summary of cash flows follows:

(millions)	2011	2010	2009
Cash provided by (used in):
Operating activities	$1,167	$1,219	$1,129
Investing activities	(245)	(146)	(961)
Financing activities	(916)	(650)	(274)
Effect of exchange rates	76	(35)	(32)

Net increase (decrease) in cash and cash equivalents	$82	$388	$(138)

Cash Flows From Operating Activities decreased from 2010 primarily due to voluntary contributions to the Company’s domestic qualified defined benefit plans of $400 million in 2011 compared to $100 million in 2010. An increase in Net income in 2011 was offset by a higher amount of cash used for working capital needs, particularly Inventory. The Company continues to focus on managing its inventory and other working capital requirements.

Cash Flows Used In Investing Activities increased from 2010 as economic uncertainties in the prior year resulted in the Company reducing its acquisition activity and closely managing capital expenditures. The Company completed three acquisitions in 2011. Refer to Note 2 of the Consolidated Financial Statements for a summary of net assets of acquired companies. Capital expenditures, as a percent of sales, increased to 1.7 percent in 2011 as compared to 1.3 percent in the prior year.

Cash Flows From Financing Activities in 2011 included the issuance of $300 million aggregate principal amount of medium-term notes and a payment of approximately $257 million related to the Euro bonds which matured in November 2010. The Company’s share repurchase activity in 2011 was significantly higher than the share repurchase activity in 2010.

Dividends have been paid for 244 consecutive quarters, including a yearly increase in dividends for the last 55 fiscal years. The current annual dividend rate is $1.48.

The Company’s goal is to maintain no less than an “A” rating on senior debt to ensure availability and reasonable cost of external funds. As one means of achieving this objective, the Company has established a financial goal of maintaining a ratio of debt to debt-shareholders’ equity of no more than 37 percent.

Debt to Debt-Shareholders’ Equity Ratio (dollars in millions)	2011	2010
Debt	$1,766	$1,777
Debt & Shareholders’ Equity	7,150	6,145
Ratio	24.7%	28.9%

As of June 30, 2011, the Company has a line of credit totaling $1,500 million through a multi-currency revolving credit agreement with a group of banks, all of which was available at June 30, 2011. The credit agreement expires in March 2016; however, the Company has the right to request a one-year extension of the expiration date on an annual basis, which request may result in changes to the current terms and conditions of the credit agreement. A portion of the credit agreement supports the Company’s commercial paper note program, which is rated A-1 by Standard & Poor’s, P-1 by Moody’s and F-1 by Fitch Ratings. These ratings are considered investment grade. The revolving credit agreement requires the payment of an annual facility fee, the amount of which would increase in the event the Company’s credit ratings are lowered. Although a lowering of the Company’s credit ratings would likely increase the cost of future debt, it would not limit the Company’s ability to use the credit agreement nor would it accelerate the repayment of any outstanding borrowings.

13 - 9

The Company is currently authorized to sell up to $1,350 million of short-term commercial paper notes. No commercial paper notes were outstanding as of June 30, 2011 and the largest amount of commercial paper outstanding during the last quarter of fiscal 2011 was $185 million.

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

Contractual Obligations - The total amount of gross unrecognized tax benefits, including interest, for uncertain tax positions was $92.5 million at June 30, 2011. Payment of these obligations would result from settlements with worldwide taxing authorities. Due to the difficulty in determining the timing of the settlements, these obligations are not included in the following summary of the Company’s fixed contractual obligations. References to Notes are to the Notes to the Consolidated Financial Statements.

(In thousands)	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (Note 9)	$1,766,357	$75,271	$225,673	$290,354	$1,175,059
Interest on long-term debt	485,266	62,756	110,449	96,129	215,932
Operating leases (Note 9)	295,369	83,688	94,493	44,200	72,988
Retirement benefits (Note 10)	123,412	72,686	11,780	11,847	27,099

Total	$2,670,404	$294,401	$442,395	$442,530	$1,491,078

13 - 10

Quantitative and Qualitative Disclosures About Market Risk

The Company manages foreign currency transaction and translation risk by utilizing derivative and non-derivative financial instruments, including forward exchange contracts, costless collar contracts, cross-currency swap contracts and certain foreign denominated debt designated as net investment hedges. The derivative financial instrument contracts are with major investment grade financial institutions and the Company does not anticipate any material non-performance by any of the counterparties. The Company does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are recognized on the balance sheet as either assets or liabilities and are measured at fair value. Further information on the fair value of these contracts is provided in Notes 15 and 16 to the Consolidated Financial Statements. Gains or losses on derivatives that are not hedges are adjusted to fair value through the Consolidated Statement of Income. Gains or losses on derivatives that are hedges are adjusted to fair value through accumulated other comprehensive income (loss) in the Consolidated Balance Sheet until the hedged item is recognized in earnings. The translation of the foreign denominated debt that has been designated as a net investment hedge is recorded in accumulated other comprehensive income (loss) and remains there until the underlying net investment is sold or substantially liquidated.

The Company’s debt portfolio contains variable rate debt, inherently exposing the Company to interest rate risk. The Company’s objective is to maintain a 60/40 mix between fixed rate and variable rate debt thereby limiting its exposure to changes in near-term interest rates. A 100 basis point increase in near-term interest rates would increase annual interest expense on variable rate debt by approximately $1.6 million.

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

Revenue Recognition – Substantially all of the Industrial Segment and Climate & Industrial Controls Segment revenues are recognized when the risks and rewards of ownership and title to the product have transferred to the customer. This generally takes place at the time the product is shipped. The Aerospace Segment uses the percentage of completion method and the extent of progress toward completion is primarily measured using the units-of-delivery method. The percentage of completion method requires the use of estimates of costs to complete long-term contracts and for some contracts includes estimating costs related to aftermarket orders. The estimation of these costs requires substantial judgment on the part of management due to the duration of the contracts as well as the technical nature of the products involved. Adjustments to cost estimates are made on a consistent basis and a contract reserve is established when the costs to complete a contract exceed the contract revenues.

13 - 11

Impairment of Goodwill and Long-lived Assets – Goodwill is tested for impairment, at the reporting unit level, on an annual basis and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit may exceed its fair value. For the Company, a reporting unit is one level below the operating segment level. Determining whether an impairment has occurred requires the valuation of the respective reporting unit, which the Company has consistently estimated using primarily a discounted cash flow model. The Company believes that the use of a discounted cash flow model results in the most accurate calculation of a reporting unit’s fair value since the market value for a reporting unit is not readily available. The discounted cash flow analysis requires several assumptions including future sales growth and operating margin levels as well as assumptions regarding future industry specific market conditions. Each reporting unit regularly prepares discrete operating forecasts and uses these forecasts as the basis for the assumptions used in the discounted cash flow analyses. The Company has consistently used a discount rate commensurate with its cost of capital, adjusted for inherent business risks, and has consistently used a terminal growth factor of 2.5 percent. The Company also reconciles the estimated aggregate fair value of its reporting units as derived from the discounted cash flow analyses to the Company’s overall market capitalization.

The results of the Company’s fiscal 2011 annual goodwill impairment test performed as of December 31, 2010 indicated that no goodwill impairment existed. However, the following reporting units had an estimated fair value that the Company determined, from a quantitative and qualitative perspective, was not significantly in excess of its carrying value (dollars in millions):

Reporting Unit	Goodwill Balance	Fair Value In Excess of Carrying Value
Medical Systems	$103.7	109%
Worldwide Energy Products	196.0	114%

Both of these reporting units are part of the Industrial Segment. For each of these reporting units, the sales growth assumption had the most significant influence on the estimation of fair value.

The sales growth assumption for Medical Systems was primarily based on market data specific to the products this reporting unit currently manufactures as well as securing business with new customers. The key uncertainty in the sales growth assumption used in the estimation of fair value of this reporting unit is the ability to secure business with new customers.

The sales growth assumption for Worldwide Energy Products was based on future business already secured or highly likely to be secured with existing customers based on current quoting activity and forecasted market demand for the oil and gas industry as well as the expanded applicability of the Company’s product based on market trends. The key uncertainty in the sales growth assumption used in the estimation of fair value of this reporting unit is the growth of the oil and gas market and the level of investments customers will make to improve the productivity and efficiency of their capital equipment.

13 - 12

The Company continually monitors its reporting units for impairment indicators and updates assumptions used in the most recent calculation of the fair value of a reporting unit as appropriate. The Company is unaware of any current market trends that are contrary to the assumptions made in the estimation of the fair value of any of its reporting units. If the recovery of the current economic environment is not consistent with the Company’s current expectations, it is possible that the estimated fair value of certain reporting units could fall below their carrying value resulting in the necessity to conduct additional goodwill impairment tests.

Long-lived assets held for use, which primarily includes finite lived intangible assets and property, plant and equipment, are evaluated for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use over their expected useful lives and eventual disposition are less than their carrying value. The long-term nature of these assets requires the estimation of their cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test. During 2011, there were no events or circumstances that indicated that the carrying value of the Company’s long-lived assets held for use were not recoverable.

Inventories – Inventories are valued at the lower of cost or market. Cost is determined on the last-in, first-out basis for a majority of domestic inventories and on the first-in, first-out basis for the balance of the Company’s inventories. Inventories have been reduced by an allowance for obsolete inventories. The estimated allowance is based on management’s review of inventories on hand compared to estimated future usage and sales. Changes in the allowance have not had a material effect on the Company’s results of operations, financial position or cash flows.

Pensions and Postretirement Benefits Other Than Pensions – The annual net periodic expense and benefit obligations related to the Company’s defined benefit plans are determined on an actuarial basis. This determination requires critical assumptions regarding the discount rate, long-term rate of return on plan assets, increases in compensation levels, amortization periods for actuarial gains and losses and health care cost trends.

Assumptions are determined based on Company data and appropriate market indicators, and are evaluated each year as of the plans’ measurement date. Changes in the assumptions to reflect actual experience as well as the amortization of actuarial gains and losses could result in a material change in the annual net periodic expense and benefit obligations reported in the financial statements. For the Company’s domestic defined benefit plans, a 25 basis point change in the assumed long-term rate of return on plan assets is estimated to have a $5.0 million effect on pension expense and a 25 basis point decrease in the discount rate is estimated to increase pension expense by $10.0 million. As of June 30, 2011, $934 million of past years’ net actuarial losses related to the Company’s domestic qualified defined benefit plans are subject to amortization in the future. These losses will generally be amortized over approximately 10 years and will negatively affect earnings in the future. Actuarial gains experienced in future years will help reduce the effect of the actuarial loss amortization.

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2011, the Financial Accounting Standards Board (FASB) issued new accounting guidance to improve consistency with fair value measurement and disclosure requirements. This guidance is effective for interim and annual periods beginning after December 15, 2011. The Company has not yet determined the effect, if any, that this new guidance will have on its fair value disclosures.

In June 2011, the FASB issued new accounting guidance requiring an entity to present net income and other comprehensive income (OCI) in either a single continuous statement or in separate consecutive statements. The guidance does not change the items reported in OCI or when an item of OCI must be reclassified to net income. The guidance, which must be presented retroactively, is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.

13 - 14

Consolidated Statement of Income

	For the years ended June 30,
(Dollars in thousands, except per share amounts)	2011	2010	2009
Net Sales	$12,345,870	$9,993,166	$10,309,015
Cost of sales	9,387,457	7,847,067	8,181,348

Gross profit	2,958,413	2,146,099	2,127,667
Selling, general and administrative expenses	1,467,773	1,277,080	1,290,379
Interest expense	99,704	103,599	112,071
Other (income) expense, net	(15,075)	311	42,470
(Gain) loss on disposal of assets	(7,710)	10,292	(336)

Income before income taxes	1,413,721	754,817	683,083
Income taxes (Note 4)	356,571	198,452	172,939

Net Income	1,057,150	556,365	510,144
Less: Noncontrolling interest in subsidiaries’ earnings	8,020	2,300	1,629

Net Income Attributable to Common Shareholders	$1,049,130	$554,065	$508,515

Earnings per Share Attributable to Common Shareholders (Note 5)
Basic earnings per share	$6.51	$3.44	$3.15

Diluted earnings per share	$6.37	$3.40	$3.13

The accompanying notes are an integral part of the financial statements.

13 - 15

Business Segment Information

By Industry

(Dollars in thousands)	2011	2010	2009
Net Sales:
Industrial:
North America	$4,516,510	$3,623,460	$3,734,613
International	4,917,007	3,811,464	3,895,874
Aerospace	1,921,984	1,744,283	1,883,273
Climate & Industrial Controls	990,369	813,959	795,255

	$12,345,870	$9,993,166	$10,309,015

Segment Operating Income:
Industrial:
North America	$745,544	$487,137	$394,923
International	754,222	394,089	350,662
Aerospace	247,126	208,002	261,953
Climate & Industrial Controls	76,134	53,452	(3,737)

Total segment operating income	1,823,026	1,142,680	1,003,801
Corporate administration	163,868	153,965	152,118

Income before interest expense and other	1,659,158	988,715	851,683
Interest expense	99,704	103,599	112,071
Other expense	145,733	130,299	56,529

Income before income taxes	$1,413,721	$754,817	$683,083

Assets:
Industrial	$8,413,552	$7,309,735	$7,539,504
Aerospace	995,026	910,740	915,155
Climate & Industrial Controls	724,966	692,532	691,423
Corporate (a)	753,261	997,375	709,820

	$10,886,805	$9,910,382	$9,855,902

Property Additions (b):
Industrial	$147,929	$95,838	$346,691
Aerospace	18,012	21,619	21,877
Climate & Industrial Controls	8,234	6,040	6,645
Corporate	38,495	6,133	2,798

	$212,670	$129,630	$378,011

Depreciation:
Industrial	$186,057	$200,617	$205,584
Aerospace	20,035	20,501	20,477
Climate & Industrial Controls	12,895	14,117	16,640
Corporate	10,251	10,060	9,898

	$229,238	$245,295	$252,599

13 - 16

(Dollars in thousands)	2011	2010	2009
By Geographic Area (c)

Net Sales:
North America	$7,151,390	$5,913,770	$6,090,176
International	5,194,480	4,079,396	4,218,839

	$12,345,870	$9,993,166	$10,309,015

Long-Lived Assets:
North America	$864,287	$856,782	$927,318
International	932,892	841,099	953,236

	$1,797,179	$1,697,881	$1,880,554

The accounting policies of the business segments are the same as those described in the Significant Accounting Policies footnote except that the business segment results are prepared on a basis that is consistent with the manner in which the Company’s management disaggregates financial information for internal review and decision-making.

(a)	Corporate assets are principally cash and cash equivalents, domestic deferred income taxes, investments, benefit plan assets, headquarters facilities and the major portion of the Company’s domestic data processing equipment.

(b)	Includes the value of net plant and equipment at the date of acquisition of acquired companies (2011 - $5,376; 2010 - $408; 2009 - $107,278)

(c)	Net sales are attributed to countries based on the location of the selling unit. North America includes the United States, Canada and Mexico. No country other than the United States represents greater than 10 percent of consolidated sales. Long-lived assets are comprised of plant and equipment based on physical location.

13 - 17

Consolidated Balance Sheet

	June 30,
(Dollars in thousands)	2011	2010
Assets
Current Assets
Cash and cash equivalents	$657,466	$575,526
Accounts receivable, net (Note 1)	1,977,856	1,599,941
Inventories (Notes 1 and 6):
Finished products	584,683	465,477
Work in process	670,588	564,204
Raw materials	156,882	141,974

	1,412,153	1,171,655
Prepaid expenses	111,934	111,545
Deferred income taxes (Notes 1 and 4)	145,847	130,129

Total Current Assets	4,305,256	3,588,796
Plant and equipment (Note 1):
Land and land improvements	308,052	284,971
Buildings and building equipment	1,460,333	1,326,793
Machinery and equipment	3,112,810	2,897,049
Construction in progress	63,540	45,184

	4,944,735	4,553,997
Less accumulated depreciation	3,147,556	2,856,116

	1,797,179	1,697,881
Goodwill (Notes 1 and 7)	3,009,116	2,786,334
Intangible assets, net (Notes 1 and 7)	1,177,722	1,150,051
Investments and other assets (Note 1)	597,532	687,320

Total Assets	$10,886,805	$9,910,382

Liabilities and Equity
Current Liabilities
Notes payable and long-term debt payable within one year (Notes 8 and 9)	$75,271	$363,272
Accounts payable, trade	1,173,851	888,743
Accrued payrolls and other compensation	467,043	371,393
Accrued domestic and foreign taxes	232,774	176,349
Other accrued liabilities	442,104	405,134

Total Current Liabilities	2,391,043	2,204,891
Long-term debt (Note 9)	1,691,086	1,413,634
Pensions and other postretirement benefits (Note 10)	862,938	1,500,928
Deferred income taxes (Notes 1 and 4)	160,035	135,321
Other liabilities	293,367	196,208

Total Liabilities	5,398,469	5,450,982

Equity (Note 11)
Shareholders’ Equity
Serial preferred stock, $.50 par value, authorized 3,000,000 shares; none issued
Common stock, $.50 par value, authorized 600,000,000 shares; issued 181,046,128 shares in 2011 and 2010	90,523	90,523
Additional capital	668,332	637,442
Retained earnings	6,891,407	6,086,545
Accumulated other comprehensive (loss)	(450,990)	(1,208,561)
Treasury shares at cost: 25,955,619 in 2011 and 19,790,110 in 2010	(1,815,418)	(1,237,984)

Total Shareholders’ Equity	5,383,854	4,367,965
Noncontrolling interests	104,482	91,435

Total Equity	5,488,336	4,459,400

Total Liabilities and Equity	$10,886,805	$9,910,382

The accompanying notes are an integral part of the financial statements.

13 - 18

Consolidated Statement of Cash Flows

	For the years ended June 30,
(Dollars in thousands)	2011	2010	2009
Cash Flows From Operating Activities
Net income	$1,057,150	$556,365	$510,144
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	229,238	245,295	252,599
Amortization	110,562	117,214	105,138
Stock incentive plan compensation	73,238	59,318	47,215
Deferred income taxes	20,715	(17,353)	(13,048)
Foreign currency transaction loss (gain)	10,470	(1,249)	1,786
(Gain) loss on sale of plant and equipment	(7,710)	10,292	(336)
Changes in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(259,752)	(220,349)	598,065
Inventories	(139,062)	53,862	218,595
Prepaid expenses	6,477	29,581	(61,646)
Other assets	(39,118)	42,031	63,998
Accounts payable, trade	228,164	259,436	(304,863)
Accrued payrolls and other compensation	75,405	26,014	(67,654)
Accrued domestic and foreign taxes	53,424	63,119	(40,598)
Other accrued liabilities	(27,726)	36,137	(159,642)
Pensions and other postretirement benefits	(281,285)	(9,879)	28,522
Other liabilities	56,743	(31,012)	(49,083)

Net cash provided by operating activities	1,166,933	1,218,822	1,129,192
Cash Flows From Investing Activities
Acquisitions (less cash acquired of $385 in 2011 and $24,203 in 2009)	(60,227)	(5,451)	(722,635)
Capital expenditures	(207,294)	(129,222)	(270,733)
Proceeds from sale of plant and equipment	32,289	11,929	28,986
Other	(9,706)	(23,429)	3,551

Net cash (used in) investing activities	(244,938)	(146,173)	(960,831)
Cash Flows From Financing Activities
Proceeds from exercise of stock options	25,862	10,307	3,557
(Payments for) common shares	(693,096)	(24,999)	(447,800)
Tax benefit from stock incentive plan compensation	42,823	13,698	3,692
(Payments of) proceeds from notes payable, net	(18,908)	(421,974)	346,081
Proceeds from long-term borrowings	291,683	3,293	2,368
(Payments of) long-term borrowings	(358,058)	(67,582)	(20,671)
Dividends paid, net of tax benefit of ESOP shares	(206,084)	(162,739)	(161,575)

Net cash (used in) financing activities	(915,778)	(649,996)	(274,348)
Effect of exchange rate changes on cash	75,723	(34,738)	(32,450)

Net increase (decrease) in cash and cash equivalents	81,940	387,915	(138,437)
Cash and cash equivalents at beginning of year	575,526	187,611	326,048

Cash and cash equivalents at end of year	$657,466	$575,526	$187,611

Supplemental Data:
Cash paid during the year for:
Interest	$99,227	$104,812	$111,648
Income taxes	203,539	127,320	211,281

The accompanying notes are an integral part of the financial statements.

13 - 19

Consolidated Statement of Equity

(Dollars in thousands)	Common Stock	Additional Capital	Retained Earnings	Guarantee of ESOP Debt	Accumulated Other Comprehensive (Loss)	Treasury Shares	Noncontrolling Interests	Total
Balance June 30, 2008	$90,523	$530,914	$5,387,836	$(4,951)	$110,224	$(862,993)	$78,589	$5,330,142
Net income			508,515				1,629	510,144
Other comprehensive (loss) income:
Foreign currency translation, net of tax of $10,131					(498,553)		4,008	(494,545)
Retirement benefits plan activity, net of tax of $253,261					(454,457)			(454,457)
Net unrealized loss, net of tax of $173					(233)			(233)

Total comprehensive (loss) income							5,637	(439,091)
Dividends paid			(161,575)				(4,936)	(166,511)
Stock incentive plan activity		49,379	(6,348)			18,147		61,178
Shares purchased at cost						(447,800)	(824)	(448,624)
Retirement benefits plan activity		7,908	(6,390)	4,951		3,102		9,571
Acquisition activity							3,775	3,775

Balance June 30, 2009	$90,523	$588,201	$5,722,038	$—	$(843,019)	$(1,289,544)	$82,241	$4,350,440

Net income			554,065				2,300	556,365
Other comprehensive (loss) income:
Foreign currency translation, net of tax of $(8,274)					(186,925)		7,093	(179,832)
Retirement benefits plan activity, net of tax of $106,065					(183,364)			(183,364)
Net realized loss, net of tax of $(2,937)					4,747			4,747

Total comprehensive (loss) income							9,393	197,916
Dividends paid			(162,540)				(199)	(162,739)
Stock incentive plan activity		49,241	(23,131)			44,564		70,674
Shares purchased at cost						(24,999)		(24,999)
Retirement benefits plan activity			(3,887)			31,995		28,108

Balance June 30, 2010	$90,523	$637,442	$6,086,545	$—	$(1,208,561)	$(1,237,984)	$91,435	$4,459,400

Net income			1,049,130				8,020	1,057,150
Other comprehensive income:
Foreign currency translation, net of tax of $12,675					503,756		8,325	512,081
Retirement benefits plan activity, net of tax of $(144,108)					253,603			253,603
Realized loss, net of tax of $(119)					212			212

Total comprehensive income							16,345	1,823,046
Dividends paid			(202,786)				(3,298)	(206,084)
Stock incentive plan activity		30,890	(41,482)			115,662		105,070
Shares purchased at cost						(693,096)		(693,096)

Balance June 30, 2011	$90,523	$668,332	$6,891,407	$—	$(450,990)	$(1,815,418)	$104,482	$5,488,336

The accompanying notes are an integral part of the financial statements.

13 - 20

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

1.	Significant Accounting Policies

The significant accounting policies followed in the preparation of the accompanying consolidated financial statements are summarized below.

Nature of Operations - The Company is a leading worldwide diversified manufacturer of motion and control technologies and systems, providing precision engineered solutions for a wide variety of mobile, industrial and aerospace markets. The Company evaluates performance based on segment operating income before Corporate and administrative expenses, Interest expense and Income taxes.

The Company operates in three business segments: Industrial, Aerospace and Climate & Industrial Controls. The Industrial Segment is an aggregation of several business units, which manufacture motion-control and fluid power system components for builders and users of various types of manufacturing, packaging, processing, transportation, agricultural, construction, and military vehicles and equipment. Industrial Segment products are marketed primarily through field sales employees and independent distributors. The Industrial North American operations have manufacturing plants and distribution networks throughout the United States, Canada and Mexico and primarily service North America. The Industrial International operations provide Parker products and services to 44 countries throughout Europe, Asia Pacific, Latin America, the Middle East and Africa.

The Aerospace Segment produces hydraulic, fuel, pneumatic and electro-mechanical systems and components, which are utilized on virtually every domestic commercial, military and general aviation aircraft and also performs a vital role in naval vessels and land-based weapons systems. This Segment serves original equipment and maintenance, repair and overhaul customers worldwide. Aerospace Segment products are marketed by field sales employees and are sold directly to manufacturers and end users.

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

13 - 21

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

Accounts Receivable - The Accounts receivable, net caption in the Consolidated Balance Sheet is comprised of the following components:

June 30,	2011	2010
Accounts receivable, trade	$1,780,137	$1,457,355
Allowance for doubtful accounts	(10,472)	(14,701)
Non-trade accounts receivable	75,550	58,091
Notes receivable	132,641	99,196

Total	$1,977,856	$1,599,941

Accounts receivable are initially recorded at their net collectible amount and where applicable, are generally recorded at the time the revenue from the sales transaction is recorded. Receivables are written off to bad debt primarily when, in the judgment of the Company, the receivable is deemed to be uncollectible.

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

Investments and Other Assets - Investments in joint-venture companies in which ownership is 50 percent or less and in which the Company does not have operating control are stated at cost plus the Company’s equity in undistributed earnings. These investments and the related earnings are not material to the consolidated financial statements.

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

13 - 22

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

Product Warranty - In the ordinary course of business the Company warrants its products against defect in design, materials and workmanship over various time periods. The warranty accrual at June 30, 2011 and 2010 is immaterial to the financial position of the Company and the change in the accrual during 2011, 2010 and 2009 was immaterial to the Company’s results of operations and cash flows.

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

Subsequent Events - The Company has evaluated subsequent events that have occurred through the date of filing of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2011. No subsequent events occurred that required either adjustment to or disclosure in these financial statements.

Recent Accounting Pronouncements - In May 2011, the Financial Accounting Standards Board (FASB) issued new accounting guidance to improve consistency with fair value measurement and disclosure requirements. This guidance is effective for interim and annual periods beginning after December 15, 2011. The Company has not yet determined the effect, if any, that this new guidance will have on its fair value disclosures.

In June 2011, the FASB issued new accounting guidance requiring an entity to present net income and other comprehensive income (OCI) in either a single continuous statement or in separate consecutive statements. The guidance does not change the items reported in OCI or when an item of OCI must be reclassified to net income. The guidance, which must be presented retroactively, is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.

2.	Acquisitions

During 2011, the Company completed three acquisitions whose aggregate sales for their most recent fiscal year prior to acquisition were $65 million. Total purchase price for all businesses acquired in 2011 was approximately $61 million in cash.

During 2010, the Company completed one acquisition whose aggregate sales for its most recent fiscal year prior to acquisition were $11 million. Total purchase price for this business was approximately $5 million in cash.

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

13 - 23

The results of operations for all acquisitions are included as of the respective dates of acquisition. The initial purchase price allocation and subsequent purchase price adjustments for acquisitions in 2011, 2010 and 2009 are presented below. Some of the 2011 purchase price allocations are preliminary and may require subsequent adjustment primarily to the values currently assigned to Plant and equipment and Intangible assets.

	2011	2010	2009
Assets acquired:
Accounts receivable	$9,332	$908	$116,931
Inventories	7,908	447	87,230
Prepaid expenses	69	(575)	3,957
Deferred income taxes	468		7,899
Plant and equipment	5,376	408	107,278
Intangible and other assets	35,094	4,198	431,964
Goodwill	8,715	2,891	319,193

	66,962	8,277	1,074,452

Liabilities assumed:
Notes payable			2,622
Accounts payable, trade	2,440	531	49,421
Accrued payrolls and other compensation	765	219	33,714
Accrued domestic and foreign taxes	215	(91)	22,111
Other accrued liabilities	1,500	2,587	97,093
Long-term debt			1,640
Pensions and other postretirement benefits			5,418
Deferred income taxes	1,815	(420)	136,864
Other liabilities			2,934

	6,735	2,826	351,817

Net assets acquired	$60,227	$5,451	$722,635

3.	Charges Related to Business Realignment

In 2011, the Company recorded a $16.5 million charge for the costs to structure its businesses in light of current and anticipated customer demand. The charges primarily consist of severance costs related to plant closures as well as general work force reductions implemented by various operating units throughout the world. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The Industrial Segment recognized $15.5 million of the total charge and included severance costs related to approximately 465 employees. The Aerospace Segment recognized $1.0 million of the total charge and included severance costs related to approximately 50 employees. The business realignment costs are presented in the Consolidated Statement of Income for 2011 in the following captions: $15.3 million in Cost of sales and $1.2 million in Selling, general and administrative expenses. As of June 30, 2011, approximately $9.5 million in severance payments have been made with the remaining payments expected to be made by March 31, 2012.

In 2010, the Company recorded a $48.5 million charge for the costs to structure its businesses in light of current and anticipated customer demand. The charges primarily consisted of severance costs related to plant closures as well as general work force reductions implemented by various operating units throughout the world. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The Industrial Segment recognized $44.0 million of the total charge and included severance costs related to approximately 1,455 employees. The Climate & Industrial Controls Segment recognized $3.9 million of the total charge and included severance costs related to approximately 255 employees. The Aerospace Segment recognized $0.6 million of the total charge and included severance costs related to approximately 50 employees. The business realignment costs are presented in the Consolidated Statement of Income for 2010 in the following captions: $43.0 million in Cost of sales and $5.5 million in Selling, general and administrative expenses. All required severance payments have been made.

13 - 24

In 2009, the Company recorded a $52.1 million charge for the costs to structure its businesses in light of current and anticipated customer demand. The charges primarily consisted of severance costs related to plant closures as well as general work force reductions implemented by various operating units throughout the world. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The Industrial Segment recognized $33.7 million of the total charge and included severance costs related to approximately 3,345 employees. The Climate & Industrial Controls Segment recognized $9.7 million of the total charge and included severance costs related to approximately 745 employees. The Aerospace Segment recognized $2.0 million of the total charge and included severance costs related to approximately 205 employees. Approximately $6.7 million of the charge was recorded below segment operating income. All required severance payments have been made. The business realignment costs are presented in the Consolidated Statement of Income for 2009 in the following captions: $41.0 million in Cost of sales, $6.2 million in Selling, general and administrative expenses and $4.9 million in (Gain) loss on disposal of assets.

4.	Income Taxes

Income before income taxes was derived from the following sources:

	2011	2010	2009
United States	$681,910	$354,675	$390,507
Foreign	731,811	400,142	292,576

	$1,413,721	$754,817	$683,083

Income taxes include the following:

	2011	2010	2009
Federal
Current	$121,292	$84,878	$46,524
Deferred	34,136	6,104	37,670
Foreign
Current	193,064	105,927	120,963
Deferred	(24,229)	(22,788)	(50,560)
State and local
Current	21,500	25,000	18,500
Deferred	10,808	(669)	(158)

	$356,571	$198,452	$172,939

A reconciliation of the Company’s effective income tax rate to the statutory Federal rate follows:

	2011	2010	2009
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes	1.8	2.1	1.7
Litigation settlements			1.8
Foreign tax rate difference	(8.7)	(7.4)	(8.7)
Cash surrender of life insurance	(0.9)	(1.0)	2.3
Research tax credit	(1.1)	(0.7)	(2.5)
Worthless stock benefit			(3.2)
Other	(0.9)	(1.7)	(1.1)

Effective income tax rate	25.2%	26.3%	25.3%

13 - 25

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:

	2011	2010
Postretirement benefits	$374,005	$565,258
Other liabilities and reserves	161,954	118,882
Long-term contracts	7,355	4,323
Stock-based incentive compensation	63,590	60,882
Loss carryforwards	186,613	106,106
Unrealized currency exchange gains and losses	43,484	15,312
Inventory	24,623	21,123
Depreciation and amortization	(479,103)	(455,684)
Valuation allowance	(192,904)	(92,799)

Net deferred tax asset	$189,617	$343,403

Change in net deferred tax asset:
Provision for deferred tax	$(20,715)	$17,353
Items of other comprehensive (loss) income	(131,552)	94,854
Acquisitions and other	(1,519)	(4,050)

Total change in net deferred tax	$(153,786)	$108,157

At June 30, 2011, the Company had recorded deferred tax assets of $186,613 resulting from $663,735 in loss carryforwards. A valuation allowance of $156,721 related to the loss carryforwards has been established due to the uncertainty of realizing certain deferred tax assets. An additional valuation allowance of $36,183 relates to a foreign capital loss carryforward and certain deferred tax assets associated with other liabilities and reserves. The foreign capital loss carryforward and some of the loss carryforwards can be carried forward indefinitely; others can be carried forward from one to 19 years.

Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of certain international operations as those earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the eventual remittance of such earnings.

Accumulated undistributed earnings of foreign operations reinvested in their operations amounted to $983,950, $1,102,978 and $1,298,102, at June 30, 2011, 2010 and 2009, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2011	2010	2009
Balance July 1	$82,089	$132,954	$105,070
Additions for tax positions related to current year	8,398	10,815	31,414
Additions for tax positions of prior years	10,015	23,408	15,899
Additions for acquisitions		294	760
Reductions for tax positions of prior years	(15,060)	(64,821)	(10,566)
Reductions for settlements	(7,133)	(21,770)	(3,768)
Reductions for expiration of statute of limitations		(37)
Effect of foreign currency translation	2,847	1,246	(5,855)

Balance June 30	$81,156	$82,089	$132,954

13 - 26

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $78,754, $81,927 and $114,210 as of June 30, 2011, 2010 and 2009, respectively. The accrued interest related to the gross unrecognized tax benefits, excluded from the amounts above, was $11,331, $8,200 and $9,179 as of June 30, 2011, 2010 and 2009, respectively.

The Company and its subsidiaries file income tax returns in the United States and in various foreign jurisdictions. In the normal course of business, the Company’s tax returns are subject to examination by taxing authorities throughout the world. The Company is no longer subject to examinations of its federal income tax returns by the United States Internal Revenue Service for fiscal years through 2007. All significant state, local and foreign tax returns have been examined for fiscal years through 2001. The Company does not anticipate that, within the next twelve months, the total amount of unrecognized tax benefits will significantly change due to the settlement of examinations and the expiration of statutes of limitation.

5.	Earnings Per Share

Basic earnings per share are computed using the weighted-average number of common shares outstanding during the year. Diluted earnings per share are computed using the weighted-average number of common shares and common share equivalents outstanding during the year. Common share equivalents represent the dilutive effect of outstanding stock-based awards. The computation of net income per share was as follows:

	2011	2010	2009
Numerator:
Net income attributable to common shareholders	$1,049,130	$554,065	$508,515
Denominator:
Basic – weighted-average common shares	161,125,869	160,909,655	161,564,111
Increase in weighted-average common shares from dilutive effect of stock-based awards	3,672,352	1,992,062	1,155,037

Diluted – weighted-average common shares, assuming exercise of stock-based awards	164,798,221	162,901,717	162,719,148

Basic earnings per share	$6.51	$3.44	$3.15
Diluted earnings per share	$6.37	$3.40	$3.13

For 2011, 2010 and 2009, 1.6 million, 9.0 million, and 6.4 million common shares, respectively, subject to stock-based awards were excluded from the computation of diluted earnings per share because the effect of their exercise would be anti-dilutive.

6.	Inventories

Inventories valued on the last-in, first-out (LIFO) cost method were approximately 28 percent of total inventories in 2011 and 2010. The current cost of these inventories exceeds their valuation determined on the LIFO basis by $205,739 in 2011 and $193,519 in 2010. Progress payments of $33,489 in 2011 and $33,676 in 2010 are netted against inventories.

13 - 27

7.	Goodwill and Intangible Assets

The Company’s annual impairment tests performed in 2011, 2010, and 2009 resulted in no impairment loss being recognized.

The changes in the carrying amount of goodwill for the years ended June 30, 2010 and June 30, 2011 are as follows:

	Industrial Segment	Aerospace Segment	Climate & Industrial Controls Segment	Total
Balance June 30, 2009	$2,496,449	$98,709	$307,919	$2,903,077
Acquisitions		193		193
Foreign currency translation	(115,175)	(46)	(1,081)	(116,302)
Goodwill adjustments	(634)			(634)

Balance June 30, 2010	$2,380,640	$98,856	$306,838	$2,786,334

Acquisitions	7,424		1,291	8,715
Foreign currency translation	208,261	58	6,059	214,378
Goodwill adjustments	(336)		25	(311)

Balance June 30, 2011	$2,595,989	$98,914	$314,213	$3,009,116

Goodwill adjustments represent final adjustments to the purchase price allocation for acquisitions during the measurement period subsequent to the applicable acquisition dates. The Company’s previously reported results of operations and financial position would not be materially different had the goodwill adjustments recorded during 2011 and 2010 been reflected in the same reporting period that the initial purchase price allocations for those acquisitions were made.

Intangible assets are amortized on a straight-line method over their legal or estimated useful life. The following summarizes the gross carrying value and accumulated amortization for each major category of intangible asset:

	2011		2010
June 30,	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patents	$124,015	$61,061	$114,935	$48,682
Trademarks	319,158	116,995	289,017	83,936
Customer lists and other	1,251,271	338,666	1,125,782	247,065

Total	$1,694,444	$516,722	$1,529,734	$379,683

During 2011, the Company acquired intangible assets with an initial purchase price allocation and weighted-average life as follows:

	Purchase Price Allocation	Weighted- Average Life
Trademarks	$1,443	7 years
Customer lists and other	33,642	13 years

Total	$35,085	13 years

Total intangible amortization expense in 2011, 2010 and 2009 was $107,701, $114,749 and $102,750, respectively. The estimated amortization expense for the five years ending June 30, 2012 through 2016 is $100,342, $93,048, $89,354, $86,521 and $84,717, respectively.

13 - 28

8.	Financing Arrangements

The Company has a line of credit totaling $1,500,000 through a multi-currency revolving credit agreement with a group of banks, all of which was available at June 30, 2011. The credit agreement expires in March 2016; however, the Company has the right to request a one-year extension of the expiration date on an annual basis, which request may result in changes to the current terms and conditions of the credit agreement. A portion of the credit agreement supports the Company’s commercial paper note program. The interest on borrowings is based upon the terms of each specific borrowing and is subject to market conditions. The revolving credit agreement requires the payment of an annual facility fee, the amount of which would increase in the event the Company’s credit ratings are lowered.

The Company is currently authorized to sell up to $1,350,000 of short-term commercial paper notes. No commercial paper notes were outstanding at June 30, 2011 or at June 30, 2010.

The Company’s foreign locations in the ordinary course of business enter into financial guarantees through financial institutions which enable customers to be reimbursed in the event of nonperformance by the Company.

The Company’s credit agreements and indentures governing certain debt agreements contain various covenants, the violation of which would limit or preclude the use of the agreement for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the indentures. At the Company’s present rating level, the most restrictive covenant provides that the ratio of secured debt to net tangible assets be less than 10 percent. As of June 30, 2011, the Company does not have any secured debt outstanding. The Company is in compliance with all covenants.

Notes payable consists of short-term lines of credit and borrowings from foreign banks. At June 30, 2011, the Company had $97,548 in lines of credit from various foreign banks, all of which was available at June 30, 2011. Most of these agreements are renewed annually. There was no balance of Notes payable at June 30, 2011 and there was a balance of $17,759 at June 30, 2010. The weighted-average interest rate on Notes payable during 2011 and 2010 was 0.6 percent and 0.5 percent, respectively.

9.	Debt

June 30,	2011		2010
Domestic:
Debentures 7.30%, due 2011	$		$100,000
Fixed rate medium-term notes 3.50% to 6.55%, due 2018-2038		1,175,000	875,000
Fixed rate senior notes 4.88%, due 2013		225,000	225,000
Foreign:
Bank loans, including revolving credit 1% to 7.2%, due 2012-2017		1,380	1,807
Euro bonds 3.5%, due 2011			244,580
4.125%, due 2016		290,040	244,580
Japanese Yen credit facility Libor plus 20 bps, due 2012		74,472	67,878
Other long-term debt, including capitalized leases		465	302

Total long-term debt		1,766,357	1,759,147
Less long-term debt payable within one year		75,271	345,513

Long-term debt, net		$1,691,086	$1,413,634

13 - 29

Principal amounts of Long-term debt payable in the five years ending June 30, 2012 through 2016 are $75,271, $225,437, $236, $154 and $290,200, respectively. In 2011, the Company issued $300,000 aggregate principal amount of medium-term notes. The notes are due in a balloon payment in September 2022 and carry an interest rate of 3.5 percent. Interest payments are due semiannually. Debt issuance costs were $5,460 and will be amortized over the term of the notes. The Company used the net proceeds from the note issuance to repay outstanding commercial paper borrowings.

Lease Commitments - Future minimum rental commitments as of June 30, 2011, under non-cancelable operating leases, which expire at various dates, are as follows: 2012-$83,688; 2013-$59,003; 2014-$35,490; 2015-$23,511; 2016-$20,689 and after 2016-$72,988.

Rental expense in 2011, 2010 and 2009 was $118,496, $123,582 and $125,516, respectively.

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

A summary of the Company’s defined benefit pension plans follows:

	2011	2010	2009
Benefit cost
Service cost	$87,676	$70,977	$71,187
Interest cost	176,081	178,562	172,321
Expected return on plan assets	(200,303)	(177,559)	(186,417)
Amortization of prior service cost	12,636	13,974	11,787
Amortization of unrecognized actuarial loss	109,436	65,823	31,507
Amortization of initial net (asset)	(63)	(55)	(53)

Net periodic benefit cost	$185,463	$151,722	$100,332

	2011	2010
Change in benefit obligation
Benefit obligation at beginning of year	$3,430,835	$2,952,297
Service cost	87,676	70,977
Interest cost	176,081	178,562
Actuarial (gain) loss	(101,806)	440,941
Benefits paid	(146,779)	(150,176)
Plan amendments	9,735	11,902
Foreign currency translation and other	113,818	(73,668)

Benefit obligation at end of year	$3,569,560	$3,430,835

Change in plan assets
Fair value of plan assets at beginning of year	$2,020,186	$1,807,479
Actual gain on plan assets	384,848	261,820
Employer contributions	461,243	153,291
Benefits paid	(146,779)	(150,176)
Foreign currency translation and other	78,919	(52,228)

Fair value of plan assets at end of year	$2,798,417	$2,020,186

Funded status	$(771,143)	$(1,410,649)

13 - 30

	2011	2010
Amounts recognized on the Consolidated Balance Sheet
Other accrued liabilities	$(14,815)	$(12,866)
Pensions and other postretirement benefits	(756,328)	(1,397,783)

Net amount recognized	$(771,143)	$(1,410,649)

Amounts recognized in Accumulated Other Comprehensive (Loss)
Net actuarial loss	$1,133,411	$1,496,209
Prior service cost	69,337	70,810
Transition obligation	161	105

Net amount recognized	$1,202,909	$1,567,124

The presentation of the amounts recognized on the Consolidated Balance Sheet and in Accumulated Other Comprehensive (Loss) is on a debit (credit) basis and excludes the effect of income taxes.

The estimated amount of net actuarial loss, prior service cost and transition asset that will be amortized from accumulated other comprehensive (loss) into net periodic benefit pension cost in 2012 is $102,182, $13,877 and $66, respectively.

The accumulated benefit obligation for all defined benefit plans was $3,219,403 and $3,096,603 at June 30, 2011 and 2010, respectively. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $3,119,540, $2,798,701 and $2,353,730, respectively, at June 30, 2011, and $3,401,504, $3,072,016 and $1,991,174, respectively, at June 30, 2010. The projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $3,557,563 and $2,783,349, respectively, at June 30, 2011, and $3,420,234 and $2,007,629, respectively, at June 30, 2010.

The Company expects to make cash contributions of approximately $67 million to its defined benefit pension plans in 2012, the majority of which relate to non-U.S. defined benefit plans. Estimated future benefit payments in the five years ending June 30, 2012 through 2016 are $153,694, $199,048, $164,605, $176,455 and $190,524, respectively and $1,177,675 in the aggregate for the five years ending June 30, 2017 through June 30, 2021.

The assumptions used to measure net periodic benefit cost for the Company’s significant defined benefit plans are:

	2011	2010	2009
U.S. defined benefit plans
Discount rate	5.3%	6.25%	6.8%
Average increase in compensation	5.21%	4.34%	4.7%
Expected return on plan assets	8.5%	8.5%	8.5%
Non-U.S. defined benefit plans
Discount rate	1.75 to 6.0%	2.0 to 6.78%	2.25 to 6.9%
Average increase in compensation	2.0 to 4.5%	2.0 to 4.7%	1.0 to 4.25%
Expected return on plan assets	1.0 to 8.0%	1.0 to 8.0%	1.0 to 8.0%

The assumptions used to measure the benefit obligation for the Company’s significant defined benefit plans are:

	2011	2010
U.S. defined benefit plans
Discount rate	5.45%	5.3%
Average increase in compensation	5.21%	5.21%
Non-U.S. defined benefit plans
Discount rate	2.0 to 5.87%	1.75 to 6.0%
Average increase in compensation	2.0 to 5.0%	2.0 to 4.5%

13 - 31

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

The weighted-average allocation of the majority of the assets related to defined benefit plans is as follows:

	2011	2010
Equity securities	59%	56%
Debt securities	33%	37%
Other	8%	7%

	100%	100%

The weighted-average target asset allocation as of June 30, 2011 is 55 percent equity securities, 39 percent debt securities and 6 percent other. The investment strategy for the Company’s worldwide defined benefit pension plan assets focuses on achieving prudent actuarial funding ratios while maintaining acceptable levels of risk in order to provide adequate liquidity to meet immediate and future benefit requirements. This strategy requires an investment portfolio that is broadly diversified across various asset classes and external investment managers. Assets held in the U.S. defined benefit plans account for approximately 75 percent of the Company’s total defined benefit plan assets. The Company’s overall investment strategy with respect to the Company’s U.S. defined benefit plans is to opportunistically migrate from its current mix between growth seeking assets (primarily consisting of global public equities in developed and emerging countries and hedge fund of fund strategies) and income generating assets (primarily consisting of high quality bonds, both domestic and global, emerging market bonds, high yield bonds and Treasury Inflation Protected Securities) to an allocation more heavily weighted toward income generating assets. Over time, long duration fixed income assets will be added to the portfolio. These securities will be highly correlated with the Company’s pension liabilities and will serve to hedge a portion of the Company’s interest rate risk.

The fair values of pension plan assets at June 30, 2011 and at June 30, 2010, by asset class, are as follows:

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$112,080	$58,511	$53,569	$
Equity securities	665,107	665,107
Fixed income securities
Corporate bonds	120,136		120,136
Government issued securities	137,618	79,536	58,082
Mutual funds
Equity funds	220,312	219,816	496
Fixed income funds	138,314	135,620	2,694
Common/Collective trusts
Equity funds	766,847		766,847
Fixed income funds	513,365		513,365
Limited Partnerships	128,470		128,470
Miscellaneous	(3,832)	88	(3,920)

Total at June 30, 2011	$2,798,417	$1,158,678	$1,639,739	$

13 - 32

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$74,302	$74,302	$		$
Equity securities	605,067	605,067
Fixed income securities
Corporate bonds	116,571			116,571
Government issued securities	130,070			130,070
Mutual funds
Equity funds	10,370			10,370
Fixed income funds	131,777			131,777
Common/Collective trusts
Equity funds	613,246			613,246
Fixed income funds	245,229			245,229
Limited Partnerships	68,648			68,648
Miscellaneous	24,906			24,906

Total at June 30, 2010	$2,020,186	$679,369		$1,340,817	$

Cash and cash equivalents, which include repurchase agreements and other short-term investments, are valued at cost, which approximates fair value.

Equity securities consist of common stock of both U.S. and foreign corporations and are valued at the closing price reported on the active market on which the individual securities are traded. Equity securities include Company stock with a fair value of $119,856 as of June 30, 2011 and $74,000 as of June 30, 2010.

Fixed income securities are valued using both market observable inputs for similar assets that are traded on an active market and the closing price on the active market on which the individual securities are traded.

Mutual funds are valued using both the closing market price reported on the active market on which the fund is traded and market observable inputs for similar assets that are traded on an active market and primarily consist of equity and fixed income funds. The equity funds primarily provide exposure to U.S. and international equities and fixed income securities, real estate and commodities. The fixed income funds primarily provide exposure to high-yield securities and emerging market fixed income instruments.

Common/Collective trusts primarily consist of equity and fixed income funds and are valued using a net asset value per share. Common/Collective trust investments can be redeemed daily and without restriction. Redemption of the entire investment balance generally requires a 30-day notice period. The equity funds provide exposure to large, mid and small cap U.S. equities, international large and small cap equities and emerging market equities. The fixed income fund provides exposure to U.S., international and emerging market debt securities.

Limited Partnerships primarily consist of small cap equity and hedge funds and are valued using a net asset value per share. Limited Partnership investments can be redeemed daily and without restriction. Redemption of the entire investment balance generally requires a 30-day notice period. Small cap equity funds provide exposure to domestic small cap equities and hedge funds provide exposure to a variety of hedging strategies including long/short equity, relative value, event driven and global macro.

Miscellaneous primarily includes net payables for securities purchased but not settled in the asset portfolio of the Company’s U.S. defined benefit pension plans and insurance contracts held in the asset portfolio of the Company’s non-U.S. defined benefit pension plans. Insurance contracts are valued at the present value of future cash flows promised under the terms of the insurance contracts.

13 - 33

The primary investment objective of equity securities and equity funds, within both the mutual fund and common/collective trust asset class, is to obtain capital appreciation in an amount that at least equals various market-based benchmarks. The primary investment objective of fixed income securities and fixed income funds, within both the mutual fund and common/collective trust asset class, is to provide for a constant stream of income while preserving capital. The primary investment objective of limited partnerships is to achieve capital appreciation through an investment program focused on specialized investment strategies. The primary investment objective of insurance contracts, included in the miscellaneous asset class, is to provide a stable rate of return over a specified period of time.

Employee Savings Plan - The Company sponsors an employee stock ownership plan (ESOP) as part of its existing savings and investment 401(k) plan. The ESOP is available to eligible domestic employees. Parker Hannifin common stock is used to match contributions made by employees to the ESOP up to a maximum of 4.0 percent of an employee’s annual compensation.

	2011	2010	2009
Shares held by ESOP	10,308,032	10,950,349	11,189,598
Company contributions to ESOP	$52,627	$48,336	$51,593

Company contributions to the ESOP are generally made in the form of cash and are recorded as compensation expense. In 2010 and 2009, in lieu of cash, the Company issued 510,984 and 49,422 of its common shares, respectively, out of treasury for the matching contribution.

The Company has a retirement income account (RIA) within the employee savings plan. The Company makes a contribution to the participant’s RIA account each year, the amount of which is based on the participant’s age and years of service. Participants do not contribute to the RIA. The Company recognized $16,844, $12,598 and $14,489 in expense related to the RIA in 2011, 2010 and 2009, respectively.

In addition to shares within the ESOP, as of June 30, 2011, employees have elected to invest in 3,297,412 shares of common stock within the Company Stock Fund of the Parker Retirement Savings Plan.

Other Postretirement Benefits - The Company provides postretirement medical and life insurance benefits to certain retirees and eligible dependents. Most plans are contributory, with retiree contributions adjusted annually. The plans are unfunded and pay stated percentages of covered medically necessary expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. For most plans, the Company has established cost maximums to more effectively control future medical costs. The Company has reserved the right to change these benefit plans.

Certain employees are covered under benefit provisions that include prescription drug coverage for Medicare eligible retirees. The impact of the subsidy received under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 on the Company’s other postretirement benefits was immaterial.

A summary of the Company’s other postretirement benefit plans follows:

	2011	2010	2009
Benefit cost
Service cost	$675	$545	$1,034
Interest cost	3,579	3,920	5,193
Net amortization and deferral	524	(461)	(753)

Net periodic benefit cost	$4,778	$4,004	$5,474

		2011	2010
Change in benefit obligation
Benefit obligation at beginning of year		$69,868	$64,434
Service cost		675	545
Interest cost		3,579	3,920
Actuarial loss		5,002	8,689
Benefits paid		(5,985)	(7,720)

Benefit obligation at end of year		$73,139	$69,868

Funded status		$(73,139)	$(69,868)

13 - 34

	2011	2010
Amounts recognized on the Consolidated Balance Sheet
Other accrued liabilities	$(5,670)	$(5,176)
Pensions and other postretirement benefits	(67,469)	(64,692)

Net amount recognized	$(73,139)	$(69,868)

Amounts recognized in Accumulated Other Comprehensive (Loss)
Net actuarial loss	$10,324	$5,870
Prior service (credit)	(1,068)	(1,113)

Net amount recognized	$9,256	$4,757

The presentation of the amounts recognized on the Consolidated Balance Sheet and in Accumulated Other Comprehensive (Loss) is on a debit (credit) basis and is before the effect of income taxes. The amount of prior service (credit) and net actuarial loss that will be amortized from accumulated other comprehensive (loss) into net periodic postretirement cost in 2012 is $45 and $624, respectively.

Historically, the Company has provided self-insured retiree medical plan benefits for non-union employees upon their retirement. The retiree was responsible for paying the premiums for the medical coverage but the Company paid the costs of administering the plans (i.e., claims processing costs). Absorbing the administration costs was considered a benefit under the postretirement benefit accounting rules as the employees who elected to enroll in the retiree medical plans paid a lower premium since the Company was paying the costs to administer the plan. In 2009, the Company discontinued its self-insured retiree medical plans for non-union employees and therefore eliminated the cost associated with administering the plans. The Company recognized $22.4 million in income in 2009 as a result of eliminating the liability related to this benefit.

The assumptions used to measure the net periodic benefit cost for postretirement benefit obligations are:

	2011	2010	2009
Discount rate	5.01%	6.1%	6.71%
Current medical cost trend rate	8.0%	8.5%	9.25%
Ultimate medical cost trend rate	5.0%	5.0%	5.0%
Medical cost trend rate decreases to ultimate in year	2018	2018	2014

The discount rate assumption used to measure the benefit obligation was 5.0 percent in 2011 and 5.01 percent in 2010.

Estimated future benefit payments for other postretirement benefits in the five years ending June 30, 2012 through 2016 are $5,686, $5,840, $5,940, $6,027 and $5,820, respectively, and $27,099 in the aggregate for the five years ending June 30, 2017 through June 30, 2021.

A one percentage point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$218	$(188)
Effect on postretirement benefit obligation	3,381	(2,932)

13 - 35

Other - The Company has established nonqualified deferred compensation programs, which permit officers, directors and certain management employees annually to elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. During 2011, 2010 and 2009, the Company recorded expense (income) relating to deferred compensation of $28,720, $21,553 and $(27,167), respectively.

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

The balance of Accumulated other comprehensive (loss) in Shareholders’ equity is comprised of the following:

	2011	2010
Foreign currency translation	$316,010	$(187,746)
Retirement benefit plans	(766,159)	(1,019,762)
Other	(841)	(1,053)

The balance of Accumulated other comprehensive (loss) income in Noncontrolling interests relates to foreign currency translation and amounted to $26,844 and $18,519, at June 30, 2011 and June 30, 2010, respectively.

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

	2011	2010	2009
Shares repurchased	8,008,926	441,118	7,557,284
Average price per share	$86.54	$56.67	$59.25

12.	Stock Incentive Plans

The Company’s 2003 Stock Incentive Plan and 2009 Omnibus Stock Incentive Plan provide for the granting of share-based incentive awards in the form of nonqualified stock options, stock appreciation rights (SARs), restricted stock units (RSUs) and restricted stock to officers and key employees of the Company. The aggregate number of shares authorized for issuance under the 2003 Stock Incentive Plan and 2009 Omnibus Stock Incentive Plan is 13,500,000 and 5,500,000, respectively. The Company satisfies share-based incentive award obligations by issuing shares of common stock out of treasury, which have been repurchased pursuant to the Company’s share repurchase program described in Note 11, or through the issuance of previously unissued common stock.

Stock Options/SARs - Stock options allow the participant to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the date of grant. Upon exercise, SARs entitle the participant to receive shares of common stock equal to the increase in value of the award between the grant date and the exercise date. Stock options and SARs are exercisable from one to three years after the date of grant and expire no more than 10 years after grant.

13 - 36

The fair value of each stock option and SAR award granted in 2011, 2010 and 2009 was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2011	2010	2009
Risk-free interest rate	1.5%	2.9%	3.2%
Expected life of award	5.2 yrs	5.3 yrs	4.9 yrs
Expected dividend yield of stock	1.5%	1.4%	1.3%
Expected volatility of stock	35.9%	34.5%	26.6%
Weighted-average fair value	$18.70	$15.77	$16.56

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

Stock option and SAR activity during 2011 is as follows (aggregate intrinsic value in millions):

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding June 30, 2010	16,152,493	$49.55

Granted	1,399,068	63.49
Exercised	(4,245,373)	44.97
Canceled	(77,070)	58.92

Outstanding June 30, 2011	13,229,118	$52.44	5.5 years	$493.6

Exercisable June 30, 2011	9,109,413	$50.30	4.5 years	$359.2

A summary of the status and changes of shares subject to stock option and SAR awards and the related average price per share follows:

	Number of Shares	Weighted- Average Grant Date Fair Value
Nonvested June 30, 2010	5,586,873	$16.10

Granted	1,399,068	18.70
Vested	(2,798,791)	16.31
Canceled	(67,445)	16.36

Nonvested June 30, 2011	4,119,705	$16.84

At June 30, 2011, $18,909 of expense with respect to nonvested stock option and SAR awards has yet to be recognized and will be amortized into expense over a weighted-average period of approximately 15 months. The total fair value of shares vested during 2011, 2010 and 2009 was $45,635, $40,494 and $40,082, respectively.

Information related to stock options and SAR awards exercised during 2011, 2010 and 2009 is as follows:

	2011	2010	2009
Net cash proceeds	$25,862	$10,307	$3,557
Intrinsic value	163,752	45,424	4,787
Income tax benefit	42,546	14,031	1,517

13 - 37

During 2011, 2010 and 2009, the Company recognized stock-based compensation expense of $36,617, $44,415 and $41,488, respectively, relating to stock option and SAR awards. The Company derives a tax deduction measured by the excess of the market value over the grant price at the date stock-based awards are exercised. The related tax benefit is credited to Additional capital as the Company is currently in a windfall tax benefit position.

Shares surrendered upon exercise of stock options and SARs: 2011 – 2,447,908; 2010 – 606,554; 2009 – 90,129.

RSUs - RSUs constitute an agreement to deliver shares of common stock to the participant at the end of a vesting period. Generally, the RSUs vest and the underlying stock is issued ratably over a three year graded vesting period. Unvested RSUs may not be transferred and do not have dividend or voting rights. For each unvested RSU, recipients are entitled to receive a dividend equivalent, payable in cash or common shares, equal to the cash dividend per share paid to common shareholders.

The Company began granting RSUs in 2011 and the fair value of each RSU award was based on the fair market value of the Company’s common stock on the date of grant. A summary of the status and changes of shares subject to RSU awards and the related average price per share follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested June 30, 2010	0	$0

Granted	425,359	62.55
Vested	(320)	62.35
Canceled	(9,864)	62.35

Nonvested June 30, 2011	415,175	$62.55

During 2011, the Company recognized stock-based compensation expense of $12,243 relating to the RSU awards. At June 30, 2011, $12,817 of expense with respect to nonvested RSU awards has yet to be recognized and will be amortized into expense over a weighted-average period of approximately 24 months.

Restricted Stock - The Company’s Long Term Incentive Plans (LTIP) provide for the issuance of restricted and unrestricted stock to certain officers and key employees based on the attainment of certain goals relating to the Company’s revenue growth, earnings per share growth and return on invested capital during the three-year performance period. Restricted stock was earned and awarded, and an estimated value was accrued, based upon attainment of criteria specified in the LTIP over the cumulative years of each three-year plan. Plan participants are entitled to cash dividends and to vote their respective shares, but transferability of the restricted stock is restricted for one to three years following issuance. For payouts in 2010 and 2009, in lieu of restricted stock, the participant could elect to receive the LTIP payout as a deferred cash contribution. Retired participants received the 2010 and 2009 LTIP payouts in cash.

Restricted Stock for LTIP	2011	2010	2009
LTIP 3-year plan	2008-09-10	2007-08-09	2006-07-08
Number of shares issued	157,491	68,172	172,130
Average share value on date of issuance	$62.35	$48.58	$65.34
Total value	$9,820	$3,312	$11,247

Under the Company’s 2009-10-11 LTIP, a payout of restricted stock will be issued in August 2011. Awards granted since the 2009-10-11 LTIP provide for the issuance of unrestricted stock based upon attainment of criteria specified in the LTIP over the cumulative years of each three-year plan.

13 - 38

The fair value of each LTIP award granted in 2011, 2010 and 2009 was based on the fair market value of the Company’s common stock on the date of grant. A summary of the status and changes of shares relating to the LTIP and the related average price per share follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested June 30, 2010	1,350,028	$57.74

Granted	281,191	86.34
Vested	(382,333)	61.06
Canceled	(118,429)	63.06

Nonvested June 30, 2011	1,130,457	$64.50

During 2011, 2010 and 2009, the Company recorded stock-based compensation expense (income) of $24,378, $15,018 and $(5,562), respectively, relating to the LTIP.

Shares surrendered in connection with the LTIP: 2011– 126,462; 2010– 83,991; 2009 – 60,247.

In 2011, 2010 and 2009, 17,820, 20,000 and 12,150 restricted shares, respectively, were issued to certain non-employee members of the Board of Directors. Transferability of these shares is restricted for one to three years following issuance. In addition, non-employee members of the Board of Directors have been given the opportunity to receive all or a portion of their fees in restricted shares. These shares vest ratably, on an annual basis, over the term of office of the director. In 2011, 2010 and 2009, 2,400, 4,578 and 3,868 restricted shares, respectively, were issued in lieu of directors’ fees.

During 2011, 2010 and 2009, the Company recognized a tax benefit (cost) of $277, $(333), and $2,175, respectively, relating to the restricted stock awards.

At June 30, 2011, the Company had approximately 23 million common shares reserved for issuance in connection with its stock incentive plans.

13.	Shareholders’ Protection Rights Agreement

On January 25, 2007, the Board of Directors of the Company declared a dividend of one Shareholders’ Right for each common share outstanding on February 17, 2007 in relation to the Company’s Shareholders Protection Rights Agreement. As of June 30, 2011, 155,090,509 common shares were reserved for issuance under this Agreement. Under certain conditions involving acquisition of, or an offer for, 15 percent or more of the Company’s common shares, all holders of Shareholders’ Rights would be entitled to purchase one common share at an exercise price currently set at $160. In addition, in certain circumstances, all holders of Shareholders’ Rights (other than the acquiring entity) would be entitled to purchase a number of common shares equal to twice the exercise price, or at the option of the Board, to exchange each Shareholders’ Right for one common share. The Shareholders’ Rights remain in existence until February 17, 2017, unless extended by the Board of Directors or earlier redeemed (at one cent per Shareholders’ Right), exercised or exchanged under the terms of the agreement. In the event of an unfriendly business combination attempt, the Shareholders’ Rights will cause substantial dilution to the person attempting the business combination. The Shareholders’ Rights should not interfere with any merger or other business combination that is in the best interest of the Company and its shareholders since the Shareholders’ Rights may be redeemed.

14.	Research and Development

Research and development costs amounted to $359,456 in 2011, $316,181 in 2010 and $338,908 in 2009. These amounts include both costs incurred by the Company related to independent research and development initiatives as well as costs incurred in connection with research and development contracts. Costs incurred in connection with research and development contracts amounted to $61,327 in 2011, $40,277 in 2010 and $50,739 in 2009. These costs are included in the total research and development cost for each of the respective years.

13 - 39

15.	Financial Instruments

The Company’s financial instruments consist primarily of Cash and cash equivalents, long-term investments, and Accounts receivable, net as well as obligations under Accounts payable, trade, Notes payable and Long-term debt. Due to their short-term nature, the carrying values for Cash and cash equivalents, Accounts receivable, net, Accounts payable, trade and Notes payable approximate fair value. The carrying value of Long-term debt (excluding leases) was $1,765,892 and $1,758,845 at June 30, 2011 and June 30, 2010, respectively, and was estimated to have a fair value of $1,902,221 and $1,925,397 at June 30, 2011 and June 30, 2010, respectively. The fair value of Long-term debt was estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements.

The Company manages foreign currency transaction and translation risk by utilizing derivative and non-derivative financial instruments, including forward exchange contracts, costless collar contracts, cross-currency swap contracts and certain foreign denominated debt designated as net investment hedges. The derivative financial instrument contracts are with major investment grade financial institutions and the Company does not anticipate any material non-performance by any of the counterparties. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company’s Euro bonds and Japanese Yen credit facility have been designated as a hedge of the Company’s net investment in certain foreign subsidiaries. The translation of the Euro bonds and Japanese Yen credit facility into U.S. dollars is recorded in accumulated other comprehensive income (loss) and remains there until the underlying net investment is sold or substantially liquidated.

Derivative financial instruments are recognized on the balance sheet as either assets or liabilities and are measured at fair value. Gains or losses on derivatives that are not hedges are adjusted to fair value through the Cost of sales caption in the Consolidated Statement of Income. Gains or losses on derivatives that are hedges are adjusted to fair value through Accumulated other comprehensive income (loss) in the Consolidated Balance Sheet until the hedged item is recognized in earnings.

During 2011, the Company entered into 10-year cross-currency swap contracts with an aggregate notional amount of approximately €235 million and designated the cross-currency swap contracts as a hedge of the Company’s net investment in certain foreign subsidiaries whose functional currency is the euro. Also during 2011, the Company entered into forward exchange contracts with an aggregate notional amount of €200 million. The forward exchange contracts were entered into to hedge against foreign currency movements prior to the repayment of the Company’s Euro bonds which matured in November 2010. The forward exchange contracts were settled in November 2010.

The location and fair value of derivative financial instruments reported in the Consolidated Balance Sheet are as follows:

	Balance Sheet Caption	2011	2010
Net investment hedges
Cross-currency swap contracts	Other liabilities	$36,582	$
Cash flow hedges
Costless collar contracts	Accounts receivable	638		1,624
Costless collar contracts	Other accrued liabilities	2,979		2,334

The cross-currency swap contracts have been designated as hedging instruments. The costless collar contracts have not been designated as hedging instruments and are considered to be economic hedges of forecasted transactions.

13 - 40

Gains (losses) on derivative financial instruments that were recorded in the Consolidated Statement of Income are as follows:

	2011	2010	2009
Forward exchange contracts	$19,048	$	$
Costless collar contracts	(6,624)	(4,897)	(5,286)

Gains (losses) on derivative and non-derivative financial instruments that were recorded in accumulated other comprehensive income (loss) in the Consolidated Balance Sheet are as follows:

	2011	2010
Cross-currency swap contracts	$(22,600)	$
Foreign denominated debt	(50,581)		40,955

There was no ineffectiveness of the cross-currency swap contracts or foreign denominated debt, nor were any portion of these financial instruments excluded from the effectiveness testing, during 2011, 2010 and 2009.

16.	Fair Value Measurements

On July 1, 2009, the Company adopted new accounting guidance relating to fair value measurements of nonfinancial assets and nonfinancial liabilities, which includes goodwill and long-lived assets. These items are recognized at fair value when an impairment exists. No material fair value adjustments were made to the Company’s nonfinancial assets and nonfinancial liabilities during 2011 and 2010.

A summary of financial assets and liabilities that were measured at fair value on a recurring basis at June 30, 2011 and June 30, 2010 is as follows:

	Total Value At June 30, 2011	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Derivatives	$638	$	$638	$
Liabilities:
Derivatives	39,561		39,561

	Total Value At June 30, 2010	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available for sale securities	$3,542	$	$	$3,542
Derivatives	1,624		1,624
Liabilities:
Derivatives	2,334		2,334

13 - 41

Available for sale securities consisted of an investment in stock in an electronic and electrical equipment company. The fair value of available for sale securities was estimated using a market and income approach with equal weighting given to each approach. The market approach estimates a fair value by applying price-to-earnings multiples for similar companies that are publicly traded while the income approach estimates a fair value using a discounted cash flow analysis. During 2011, there were no purchases, sales, issuances or settlements of available for sale securities. During the third quarter of fiscal 2011, it was determined that the investment in the electronic and electrical equipment company had permanently declined to a fair value of zero and as a result an expense of $3,542 was recognized in Net income. Derivatives primarily consist of costless collar contracts, the fair value of which is calculated through a model that utilizes market observable inputs including both spot and forward prices for the same underlying currencies.

17.	Contingencies

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

Parker ITR S.r.l. (Parker ITR), a subsidiary acquired on January 31, 2002, has been the subject of a number of lawsuits and regulatory investigations, the majority of which have either been settled or are pending an appeal filed by the Company. With respect to the lawsuits, the Company recognized $2,322 in expense in 2009. With respect to the regulatory investigations, the Company recognized $35,084 in expense in 2009 and $654 in expense in 2010. In 2011, the Company recognized income of $10,869 related to the insurance recovery of a portion of the expense incurred with respect to the regulatory investigations.

Environmental - The Company is currently responsible for environmental remediation at various manufacturing facilities presently or formerly operated by the Company and has been named as a “potentially responsible party,” along with other companies, at off-site waste disposal facilities and regional sites.

As of June 30, 2011, the Company had a reserve of $15,257 for environmental matters, which are probable and reasonably estimable. This reserve is recorded based upon the best estimate of costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities and the amount of the Company’s liability in proportion to other responsible parties.

The Company’s estimated total liability for environmental matters ranges from a minimum of $15.3 million to a maximum of $72.1 million. The largest range for any one site is approximately $6.1 million. The actual costs to be incurred by the Company will be dependent on final determination of contamination and required remedial action, negotiations with governmental authorities with respect to cleanup levels, changes in regulatory requirements, innovations in investigatory and remedial technologies, effectiveness of remedial technologies employed, the ability of other responsible parties to pay, and any insurance or other third-party recoveries.

13 - 42

18.	Quarterly Information (Unaudited)

2011	1st	2nd	3rd	4th	Total
Net sales	$2,829,273	$2,866,664	$3,240,103	$3,409,830	$12,345,870
Gross profit	691,399	670,936	777,020	819,058	2,958,413
Net income attributable to common shareholders	247,171	230,180	279,589	292,190	1,049,130
Diluted earnings per share	1.51	1.39	1.68	1.79	6.37

2010	1st	2nd	3rd	4th	Total
Net sales	$2,237,165	$2,354,708	$2,614,823	$2,786,470	$9,993,166
Gross profit	436,220	485,227	552,372	672,280	2,146,099
Net income attributable to common shareholders	73,493	104,546	153,863	222,163	554,065
Diluted earnings per share	.45	.64	.94	1.35	3.40

Earnings per share amounts are computed independently for each of the quarters presented, therefore, the sum of the quarterly earnings per share amounts may not equal the total computed for the year.

19.	Stock Prices and Dividends (Unaudited)

(In dollars)		1st	2nd	3rd	4th	Full Year
2011	High	$72.12	$87.36	$95.00	$99.40	$99.40
	Low	54.26	67.52	82.80	83.65	54.26
	Dividends	.27	.29	.32	.37	1.25
2010	High	$55.89	$59.36	$66.71	$72.50	$72.50
	Low	39.53	49.36	53.50	55.18	39.53
	Dividends	.25	.25	.25	.26	1.01
2009	High	$72.69	$52.52	$46.45	$48.45	$72.69
	Low	48.67	31.29	27.69	33.13	27.69
	Dividends	.25	.25	.25	.25	1.00

Common Stock Listing: New York Stock Exchange, Stock Symbol PH

13 - 43

Management’s Report On Internal Control Over Financial Reporting

Our management, including the principal executive officer and the principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). We assessed the effectiveness of our internal control over financial reporting as of June 30, 2011. In making this assessment, we used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control-Integrated Framework.” We concluded that based on our assessment, the Company’s internal control over financial reporting was effective as of June 30, 2011.

Deloitte & Touche LLP, the independent registered accounting firm that audited the Company’s consolidated financial statements, has issued an attestation report on the Company’s internal control over financial reporting as of June 30, 2011, which is included herein.

/s/ Donald E. Washkewicz	/s/ Jon P. Marten
Chairman, Chief Executive Officer and President	Executive Vice President – Finance and Administration and Chief Financial Officer

13 - 44

To the Board of Directors and Shareholders of

Parker Hannifin Corporation

We have audited the accompanying consolidated balance sheets of Parker Hannifin Corporation and subsidiaries (the “Company”) as of June 30, 2011 and June 30, 2010, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended June 30, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(1). We also have audited the Company’s internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parker Hannifin Corporation and subsidiaries as of June 30, 2011 and June 30, 2010, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP

Cleveland, Ohio
August 26, 2011

13 - 45

Five-Year Financial Summary

(Amounts in thousands, except per share information)	2011	2010	2009	2008	2007
Net sales	$12,345,870	$9,993,166	$10,309,015	$12,145,605	$10,718,059
Cost of sales	9,387,457	7,847,067	8,181,348	9,339,072	8,272,949
Selling, general and administrative expenses	1,467,773	1,277,080	1,290,379	1,364,082	1,226,861
Interest expense	99,704	103,599	112,071	98,996	83,414
Income taxes	356,751	198,452	172,939	377,058	329,236
Net Income attributable to common shareholders	1,049,130	554,065	508,515	949,466	830,046
Basic earnings per share	6.51	3.44	3.15	5.64	4.75
Diluted earnings per share	$6.37	$3.40	$3.13	$5.53	$4.68
Average number of shares outstanding - Basic	161,126	160,910	161,564	168,285	174,643
Average number of shares outstanding - Diluted	164,798	162,902	162,719	171,644	177,495
Cash dividends per share	$1.250	$1.010	$1.000	$.840	$.692
Net income attributable to common shareholders as a percent of net sales	8.5%	5.5%	4.9%	7.8%	7.7%
Return on average assets	10.1%	5.6%	5.0%	10.1%	10.0%
Return on average shareholders’ equity	21.5%	12.8%	10.7%	19.1%	18.5%

Book value per share	$34.71	$27.09	$26.59	$31.35	$27.14
Working capital	$1,914,213	$1,383,905	$1,118,027	$1,912,369	$1,460,930
Ratio of current assets to current liabilities	1.8	1.6	1.6	1.9	1.8
Plant and equipment, net	$1,797,179	$1,697,881	$1,880,554	$1,926,522	$1,736,372
Total assets	10,886,805	9,910,382	9,855,902	10,386,854	8,441,413
Long-term debt	1,691,086	1,413,634	1,839,705	1,952,452	1,089,916
Shareholders’ equity	$5,383,854	$4,367,965	$4,268,199	$5,251,553	$4,712,680
Debt to debt-shareholders’ equity percent	24.7%	28.9%	35.2%	28.3%	21.4%

Depreciation	$229,238	$245,295	$252,599	$257,570	$245,058
Capital expenditures	$207,294	$129,222	$270,733	$280,327	$237,827
Number of employees	58,409	54,794	51,639	61,722	57,338
Number of shares outstanding at year-end	155,091	161,256	160,489	167,512	173,618

13 - 46