Form 10-K, Exhibit 13
period 2012-06-30
PARKER HANNIFIN CORP
filed 2012-08-24
CIK 76334

Exhibit (13) to Report
On Form 10-K for Fiscal
Year Ended June 30, 2012
By Parker-Hannifin Corporation
Forward-Looking Statements
Forward-looking statements contained in this and other written and oral reports are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. All statements regarding future performance, earnings projections, events or developments are forward-looking statements. It is possible that the future performance and earnings projections of the Company, including its individual segments, may differ materially from current expectations, depending on economic conditions within its mobile, industrial and aerospace markets, and the Company's ability to maintain and achieve anticipated benefits associated with announced realignment activities, strategic initiatives to improve operating margins, actions taken to combat the effects of the current economic environment, and growth, innovation and global diversification initiatives. A change in the economic conditions in individual markets may have a particularly volatile effect on segment performance.
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

•	ability to identify acceptable strategic acquisition targets,

•	uncertainties surrounding timing, successful completion or integration of acquisitions,

•	ability to realize anticipated cost savings from business realignment activities,

•	threats associated with and efforts to combat terrorism,

•	uncertainties surrounding the ultimate resolution of outstanding legal proceedings, including the outcome of any appeals,

•	competitive market conditions and resulting effects on sales and pricing,

•	increases in raw material costs that cannot be recovered in product pricing,

•	the Company's ability to manage costs related to insurance and employee retirement and health care benefits, and

•
global economic factors, including manufacturing activity, air travel trends, currency exchange rates, difficulties entering new markets and general economic conditions such as inflation, deflation, interest rates and credit availability.

The Company makes these statements as of the date of the filing of its Annual Report on Form 10-K for the year ended June 30, 2012, and undertakes no obligation to update them unless otherwise required by law.

13-1

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

The Company is a leading worldwide diversified manufacturer of motion and control technologies and systems, providing precision engineered solutions for a wide variety of mobile, industrial and aerospace markets.

The Company's order rates provide a near-term perspective of the Company's outlook particularly when viewed in the context of prior and future order rates. The Company publishes its order rates on a quarterly basis. The lead time between the time an order is received and revenue is realized generally ranges from one day to 12 weeks for mobile and industrial orders and from one day to 18 months for aerospace orders. The Company believes the leading economic indicators of these markets that have a correlation to the Company's future order rates are as follows:

•	Purchasing Managers Index (PMI) on manufacturing activity specific to regions around the world with respect to most mobile and industrial markets;

•	Global aircraft miles flown and global revenue passenger miles for commercial aerospace markets and Department of Defense spending for military aerospace markets; and

•	Housing starts with respect to the North American residential air conditioning market and certain mobile construction markets.

A PMI above 50 indicates that the manufacturing activity specific to a region of the world in the mobile and industrial markets is expanding. A PMI below 50 indicates the opposite. The PMI at the end of fiscal 2012 for the United States, the Eurozone countries and China was 49.7, 45.1 and 48.2, respectively. The PMI for the United States, the Eurozone countries and China all sequentially decreased during fiscal 2012.

Global aircraft miles flown increased three percent from the comparable 2011 level and global revenue passenger miles increased four percent from the comparable 2011 level. The Company anticipates that U.S. Department of Defense spending with regards to appropriations, and operations and maintenance for the U.S. Government's fiscal year 2012 will be up slightly from the comparable fiscal 2011 level.

Housing starts in June 2012 were approximately 24 percent higher than housing starts in June 2011 and were approximately 16 percent higher than housing starts in March 2012.

The Company has remained focused on maintaining its financial strength by adjusting its cost structure to reflect changing demand levels, maintaining a strong balance sheet and managing its cash. The Company continues to generate substantial cash flows from operations, has controlled capital spending and has proactively managed working capital. The Company has been able to borrow needed funds at affordable interest rates and had a debt to debt-shareholders' equity ratio of 26.1 percent at June 30, 2012 compared to 24.3 percent at March 31, 2012 and 24.7 percent at June 30, 2011.

The Company believes many opportunities for growth are available. The Company intends to focus primarily on business opportunities in the areas of energy, water, agriculture, environment, defense, life sciences, infrastructure and transportation.

The Company believes it can meet its strategic objectives by:

•	Serving the customer;

•	Empowering its employees to become successful in its lean enterprise and fostering an entrepreneurial culture;

•	Successfully executing its Win Strategy initiatives relating to premier customer service, financial performance and profitable growth;

•	Engineering innovative systems and products to provide superior customer value through improved service, efficiency and productivity;

•	Delivering products, systems and services that have demonstrable savings to customers and are priced by the value they deliver;

•	Maintaining its decentralized division and sales company structure;

•	Acquiring strategic businesses;

•	Organizing around targeted regions, technologies and markets; and

13-2

•	Advancing business practices to achieve corporate sustainability goals.
During fiscal 2012, the Company completed four acquisitions and purchased the outstanding shares not previously owned by the Company in two majority-owned subsidiaries. Acquisitions will continue to be considered from time to time to the extent there is a strong strategic fit, while at the same time, maintaining the Company's strong financial position. The Company will also continue to assess the strategic fit of its existing businesses and initiate efforts to divest businesses that are not considered to be a good long-term fit for the Company. Future business divestitures could have a negative effect on the Company's results of operations.

The discussion below is structured to separately discuss each of the financial statements presented on pages 13-12 to 13-16. All year references are to fiscal years.

Discussion of Consolidated Statement of Income

The Consolidated Statement of Income summarizes the Company's operating performance over the last three fiscal years.

(dollars in millions)	2012	2011	2010
Net sales	$13,146	$12,346	$9,993
Gross profit margin	24.2%	24.0%	21.5%
Selling, general and administrative expenses	$1,519	$1,468	$1,277
Selling, general and administrative expenses, as a percent of sales	11.6%	11.9%	12.8%
Interest expense	$93	$100	$104
Other expense (income), net	1	(15)	—
(Gain) loss on disposal of assets	(2)	(8)	10
Effective tax rate	26.7%	25.2%	26.3%
Net income attributable to common shareholders	$1,152	$1,049	$554

Net sales in 2012 were 6.5 percent higher than 2011. The increase in sales in 2012 primarily reflects higher volume in the Industrial and Aerospace Segments. Acquisitions made in the last 12 months contributed approximately $72 million in sales in 2012. The effect of currency rate changes decreased net sales in 2012 by approximately $102 million.

Net sales in 2011 were 23.5 percent higher than 2010. The increase in sales in 2011 primarily reflects higher volume in all segments with the largest increase occurring in the Industrial Segment. Acquisitions contributed approximately $54 million in sales in 2011. The effect of currency rate changes increased net sales in 2011 by approximately $205 million.

Gross profit margin increased in 2012 primarily due to the higher sales volume in the Industrial North American businesses and the Aerospace Segment. Gross profit margin was higher in 2011 primarily due to a combination of higher sales volume, resulting in manufacturing efficiencies, as well as lower business realignment expenses recorded in 2011 as compared to 2010. Included in gross profit in 2012, 2011 and 2010 were business realignment charges of $12.7 million, $15.3 million and $43.0 million, respectively.

Selling, general and administrative expenses increased 3.5 percent in 2012 and increased 14.9 percent in 2011. The increase in 2012 was primarily due to the higher sales volume as well as higher expenses associated with the Company's incentive and deferred compensation programs. The increase in 2011 was primarily due to the higher sales volume as well as higher incentive compensation as compared to 2010.

Interest expense in 2012 decreased primarily due to lower average debt outstanding as well as lower weighted-average interest rates on commercial paper borrowings. Interest expense in 2011 decreased primarily due to lower average debt outstanding as well as the debt portfolio in 2011 having a lower average interest rate than the debt portfolio in 2010.

Other expense (income), net in 2011 included $10.9 million of income related to insurance recoveries.

(Gain) loss on disposal of assets in 2012 includes $3.7 million of gains from asset sales. (Gain) loss on disposal of assets in 2011 included income of $3.8 million related to insurance recoveries for expenses incurred related to a previously divested business, $3.8 million of expense related to asset writedowns and $7.5 million of gains from asset sales. (Gain) loss on disposal of assets in 2010 included a loss of $4.8 million resulting from the divestiture of a business.

13-3

Effective tax rate in 2012 was higher primarily due to higher taxable income in jurisdictions with higher tax rates. Effective tax rate in 2011 was lower primarily due to favorable foreign tax rate differences as well as higher research and development tax credits.

Discussion of Business Segment Information
The Business Segment information presents sales, operating income and assets on a basis that is consistent with the manner in which the Company's various businesses are managed for internal review and decision-making. See Note 1 to the Consolidated Financial Statements for a description of the Company's reportable business segments.

Industrial Segment (dollars in millions)

	2012	2011	2010
Sales
North America	$5,041	$4,517	$3,624
International	5,034	4,917	3,811
Operating income
North America	895	746	487
International	733	754	394
Operating income as a percent of sales
North America	17.8%	16.5%	13.4%
International	14.6%	15.3%	10.3%
Backlog	$1,814	$1,907	$1,505
Assets	7,991	8,414	7,310
Return on average assets	19.8%	19.1%	11.9%

Sales in 2012 for the Industrial North American operations increased 11.6 percent compared to an increase of 24.6 percent from 2010 to 2011. The increase in sales in 2012 and 2011 reflects higher demand from distributors and higher end-user demand in a number of markets, particularly in the heavy-duty truck, construction equipment, farm and agriculture equipment, and machine tools markets. Sales in 2012 also benefited from higher end-user demand in the oil and gas market and sales in 2011 also benefited from higher end-user demand in the mining market. Acquisitions completed within the last 12 months contributed approximately $45 million in net sales in 2012.

Sales in the Industrial International operations increased 2.4 percent in 2012 following an increase of 29.0 percent from 2010 to 2011. The increase in sales in 2012 is primarily due to higher volume experienced in most markets in Europe. Acquisitions completed within the last 12 months contributed approximately $26 million in net sales in 2012. The effect of currency rate fluctuations reduced 2012 net sales in Europe and Latin America by approximately $87 million and $24 million, respectively, and increased 2012 net sales in the Asia Pacific region by approximately $32 million. The sales increase in 2011 is primarily attributable to higher volume across most markets in all regions with the largest increase in volume experienced in Europe and Asia Pacific.

Margins in 2012 in the Industrial North American operations were higher than the prior year primarily due to the higher sales volume, resulting in manufacturing efficiencies. Industrial International margins in 2012 were lower than the prior year primarily due to operating inefficiencies resulting from the decline in the rate of sales growth between 2011 and 2012, especially in Europe and the Asia Pacific region, as well as an unfavorable product mix. Margins in the Industrial North American and Industrial International businesses were higher in 2011 primarily due to the higher sales volume resulting in manufacturing efficiencies, and a lower fixed cost structure resulting from past business realignment actions, including the incurrence of severance costs related to plant closures and general reductions in the work force.

Included in Industrial North American operating income in 2012, 2011 and 2010 are business realignment charges of $3.4 million, $4.2 million and $11.6 million, respectively. Included in Industrial International operating income in 2012, 2011 and 2010 are business realignment charges of $9.7 million, $11.3 million and $32.4 million, respectively. The business realignment charges consist primarily of severance costs resulting from plant closures as well as general reductions in the work force. The Company does not anticipate that cost savings realized from the work force reductions taken in the Industrial Segment during 2012 will have a material impact on future operating margins. The Company expects to continue to take actions necessary to

13-4

structure appropriately the operations of the Industrial Segment. Such actions may include the necessity to record business realignment charges in 2013.

The Company anticipates Industrial North American sales for 2013 will increase between 5.1 percent and 9.1 percent from the 2012 level and Industrial International sales for 2013 will range from a decrease of 2.0 percent to an increase of 2.0 percent from the 2012 level. Industrial North American operating margins in 2013 are expected to range from 17.5 percent to 18.1 percent and Industrial International margins are expected to range from 14.1 percent to 14.7 percent.

The decline in total Industrial Segment backlog in 2012 is primarily due to lower order rates in the Industrial International businesses, especially in Europe and the Asia Pacific region, more than offsetting higher order rates in the Industrial North American businesses. The increase in total Industrial Segment backlog in 2011 is primarily due to higher order rates in most markets in both the Industrial North American and Industrial International businesses with almost three-fourths of the increase occurring in the Industrial International businesses.

The decrease in assets in 2012 was primarily due to the effect of currency fluctuations as well as decreases in cash and cash equivalents, inventory, intangible assets, net and deferred taxes partially offset by an increase in accounts receivable, net. The increase in assets in 2011 was primarily due to the effect of currency fluctuations as well as increases in accounts receivable, net, inventory and cash and cash equivalents, partially offset by decreases in plant and equipment, net and intangible assets, net.

Aerospace Segment (dollars in millions)

	2012	2011	2010
Sales	$2,103	$1,922	$1,744
Operating income	290	247	208
Operating income as a percent of sales	13.8%	12.9%	11.9%
Backlog	$1,862	$1,702	$1,474
Assets	1,033	995	911
Return on average assets	28.6%	25.9%	22.8%

Sales in 2012 increased 9.4 percent compared to an increase of 10.2 percent from 2010 to 2011. The increase in net sales in 2012 is primarily due to higher volume in both the commercial and military original equipment manufacturer (OEM) and aftermarket businesses. The increase in net sales in 2011 is primarily due to higher volume in both the commercial OEM and aftermarket businesses partially offset by lower volume in the military OEM business.

The higher margins in 2012 and 2011 were primarily due to the higher sales volume particularly in the higher margin commercial aftermarket business, partially offset by higher engineering development costs. In 2011, margins were favorably impacted by the effect of retroactive billings and contract reserve adjustments resulting from the finalization of contract price negotiations related to certain programs.

The increase in backlog in 2012 is primarily due to higher order rates in the military OEM businesses. The increase in backlog in 2011 is primarily due to higher order rates in both the commercial OEM and aftermarket businesses as well as the military OEM business.

For 2013, sales are expected to increase between 4.4 percent and 7.4 percent from the 2012 level and operating margins are expected to range from 13.8 percent to 14.1 percent. A higher concentration of commercial OEM volume in future product mix and higher than expected new product development costs could result in lower margins.

The increase in assets in 2012 was primarily due to increases in accounts receivable, net, inventory and intangible assets, net. The increase in assets in 2011 was primarily due to an increase in accounts receivable, net and inventory.

13-5

Climate & Industrial Controls Segment
(dollars in millions)

	2012	2011	2010
Sales	$968	$990	$814
Operating income	84	76	53
Operating income as a percent of sales	8.7%	7.7%	6.6%
Backlog	$160	$171	$162
Assets	705	725	693
Return on average assets	11.8%	10.7%	7.7%

Sales in 2012 decreased 2.3 percent compared to an increase of 21.7 percent from 2010 to 2011. The decrease in sales in 2012 is primarily due to lower end-user demand in the commercial refrigeration and residential air conditioning markets, partially offset by an increase in volume in the automotive and heavy-duty truck markets. The increase in sales in 2011 is primarily due to higher end-user demand in the heavy-duty truck, automotive and commercial refrigeration markets. Margins in 2012 were higher primarily due to the impact of spending control efforts and lower material costs more than offsetting the impact of the lower sales volume and an unfavorable product mix. Margins in 2011 were higher primarily due to the higher sales volume, favorable product mix and benefits from past business realignment actions, including plant closures, but were adversely affected by higher material costs as well as operating inefficiencies, which primarily included overtime and premium freight.

Included in operating income are business realignment charges in 2012 and 2010 of $1.3 million and $3.9 million, respectively. The Company expects to continue to take actions necessary to structure appropriately the operations of the Climate & Industrial Controls Segment. Such actions may include the necessity to record business realignment charges in 2013.

The Company anticipates sales in 2013 will increase between 2.1 percent and 6.2 percent from the 2012 level and operating margins are expected to range from 10.0 percent to 10.6 percent.

The decrease in assets in 2012 was primarily due to the effect of currency fluctuations as well as decreases in inventory, plant and equipment, net, and intangible assets, net. The increase in assets in 2011 was primarily due to the effect of currency fluctuations.

Corporate assets increased 91.3 percent in 2012 compared to a decrease of 24.5 percent from 2010 to 2011. The change in Corporate assets in 2012 and 2011 was primarily due to the effect of currency fluctuations as well as fluctuations in the amount of cash and cash equivalents and deferred taxes.

Discussion of Consolidated Balance Sheet
The Consolidated Balance Sheet shows the Company's financial position at year-end, compared with the previous year-end. This discussion provides information to assist in assessing factors such as the Company's liquidity and financial resources.

(dollars in millions)	2012	2011
Accounts receivable, net	$1,992	$1,978
Inventories	1,401	1,412
Investments and other assets	931	598
Accounts payable, trade	1,195	1,174
Long-term debt	1,504	1,691
Pensions and postretirement benefits	1,910	863
Shareholders' equity	4,897	5,384
Working capital	$2,012	$1,914
Current ratio	1.8	1.8

Accounts receivable, net are primarily receivables due from customers for sales of product ($1,782 million at June 30, 2012 and $1,770 million at June 30, 2011). Days sales outstanding relating to trade receivables for the Company was 48 days in 2012 and 2011. The Company believes that its receivables are collectible and appropriate allowances for doubtful accounts have been recorded.

13-6

Inventories decreased slightly primarily due to a reduction in inventory levels in the Industrial International businesses more than offsetting increases in inventory levels in the Industrial North American businesses and the Aerospace Segment. The effect of currency fluctuations reduced inventories in 2012 by approximately $69 million. Days' supply of inventory on hand was 55 days in 2012 and 2011.

Investments and other assets increased primarily due to an increase in non-current deferred taxes related to pensions and postretirement benefits.

Accounts payable, trade increased primarily due to the timing of purchases and payments. Days payable outstanding increased to 42 days in 2012 from 41 days in 2011.

Long-term debt decreased primarily due to the classification of $225 million Senior Notes due in 2013 as a current liability.

Pensions and postretirement benefits increased primarily due to an increase in the under funded status of the Company's defined benefit pension plans. The change in this amount is further explained in Note 10 to the Consolidated Financial Statements.

Shareholders' equity activity during 2012 included a decrease of $455 million related to share repurchases, a decrease of $598 million related to pensions and postretirement benefits, a decrease of $74 million related to the acquisition of the remaining ownership interest in two majority-owned subsidiaries, and a decrease of $367 million related to foreign currency translation adjustments.

Discussion of Consolidated Statement of Cash Flows
The Consolidated Statement of Cash Flows reflects cash inflows and outflows from the Company's operating, investing and financing activities.

A summary of cash flows follows:

(dollars in millions)	2012	2011	2010
Cash provided by (used in):
Operating activities	$1,530	$1,167	$1,219
Investing activities	(376)	(245)	(146)
Financing activities	(823)	(916)	(650)
Effect of exchange rates	(150)	76	(35)
Net increase in cash and cash equivalents	$181	$82	$388

Cash Flows From Operating Activities increased from 2011 primarily due to an increase in net income as well as the absence of voluntary contributions made to the Company's qualified defined benefit plans in 2012. The Company made $400 million in voluntary contributions to the Company's domestic qualified defined benefit plans in 2011.

Cash Flows Used In Investing Activities increased from 2011 primarily due to an increase in acquisition activity. Refer to Note 2 of the Consolidated Financial Statements for a summary of net assets of acquired companies. Capital expenditures, as a percent of sales, was 1.7 percent in 2012 and 2011.

Cash Flows Used In Financing Activities in 2012 included the repurchase of approximately 6.4 million common shares for $455 million as compared to the repurchase of 8.0 million common shares for $693 million in 2011. During 2012, the Company purchased the outstanding shares not previously owned by the Company in two majority-owned subsidiaries. Cash flow activities in 2012 included a borrowing and a repayment, each for Japanese Yen (JPY) 6 billion (approximately $73 million), under the terms of separate credit facilities. Cash flow activities in 2011 included the issuance of $300 million aggregate principal amount of medium-term notes and a payment of approximately $257 million related to Euro bonds, which matured in November 2010.

13-7

Dividends have been paid for 248 consecutive quarters, including a yearly increase in dividends for the last 56 fiscal years. The current annual dividend rate is $1.64.

The Company's goal is to maintain no less than an "A" rating on senior debt to ensure availability and reasonable cost of external funds. As one means of achieving this objective, the Company has established a financial goal of maintaining a ratio of debt to debt-shareholders' equity of no more than 37 percent.

Debt to Debt-Shareholders' Equity Ratio (dollars in millions)	2012	2011
Debt	$1,730	$1,766
Debt & Shareholders' Equity	6,626	7,150
Ratio	26.1%	24.7%

As of June 30, 2012, the Company had a line of credit totaling $1,500 million through a multi-currency revolving credit agreement with a group of banks, all of which was available at June 30, 2012. The credit agreement expires in March 2016; however, the Company has the right to request a one-year extension of the expiration date on an annual basis, which request may result in changes to the current terms and conditions of the credit agreement. A portion of the credit agreement supports the Company's commercial paper note program, which is rated A-1 by Standard & Poor's, P-1 by Moody's and F-1 by Fitch Ratings. These ratings are considered investment grade. The revolving credit agreement requires the payment of an annual facility fee, the amount of which would increase in the event the Company's credit ratings are lowered. Although a lowering of the Company's credit ratings would likely increase the cost of future debt, it would not limit the Company's ability to use the credit agreement nor would it accelerate the repayment of any outstanding borrowings.

The Company is currently authorized to sell up to $1,350 million of short-term commercial paper notes. No commercial paper notes were outstanding as of June 30, 2012 and the largest amount of commercial paper notes outstanding during the last quarter of 2012 was $815 million.

During 2012, the Company entered into a five-year JPY 6 billion credit facility. Based on the Company's rating level at June 30, 2012, the credit facility bears interest of JPY LIBOR (reset semi-annually) plus 55 basis points. Interest is paid semi-annually and any principal borrowings are due to be repaid in March 2017. The Company borrowed the full JPY 6 billion during 2012, equivalent to $73 million at the time of borrowing, and used the funds to repay the balance due on the Company's previous JPY credit facility.

The Company's credit agreements and indentures governing certain debt agreements contain various covenants, the violation of which would limit or preclude the use of the applicable agreements for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the applicable agreements. At the Company's present rating level, the most restrictive financial covenant contained in the credit agreements and the indentures provides that the ratio of secured debt to net tangible assets be less than 10 percent. However, the Company currently does not have secured debt in its debt portfolio. The Company is in compliance with all covenants and expects to remain in compliance during the term of the credit agreements and indentures.

The Company's principal sources of liquidity are its cash flows provided from operating activities and borrowings, either from or directly supported by its line of credit. The Company's ability to borrow has not been affected by a lack of general credit availability and the Company does not foresee any impediments to borrow funds at favorable interest rates in the near future. The Company expects that its ability to generate cash from its operations and ability to borrow directly from its line of credit or sources directly supported by its line of credit should be sufficient to support working capital needs, planned growth, repayment of maturing debt, benefit plan funding, dividend payments and share repurchases in the near term.

Contractual Obligations -The total amount of gross unrecognized tax benefits, including interest, for uncertain tax positions was $113.4 million at June 30, 2012. Payment of these obligations would result from settlements with worldwide taxing authorities. Due to the difficulty in determining the timing of the settlements, these obligations are not included in the following summary of the Company's fixed contractual obligations. References to Notes are to the Notes to the Consolidated Financial Statements.

13-8

(Dollars in thousands)	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (Note 9)	$1,729,535	$225,589	$552	$328,394	$1,175,000
Interest on long-term debt	866,635	80,604	146,510	129,743	509,778
Operating leases (Note 9)	268,710	82,652	90,893	37,895	57,270
Retirement benefits (Note 10)	331,897	285,587	10,308	10,564	25,438
Total	$3,196,777	$674,432	$248,263	$506,596	$1,767,486

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
Derivative financial instruments are recognized on the Consolidated Balance Sheet as either assets or liabilities and are measured at fair value. Further information on the fair value of these contracts is provided in Note 15 to the Consolidated Financial Statements. Gains or losses on derivatives that are not hedges are adjusted to fair value through the Consolidated Statement of Income. Gains or losses on derivatives that are hedges are adjusted to fair value through accumulated other comprehensive income (loss) in the Consolidated Balance Sheet until the hedged item is recognized in earnings. The translation of the foreign denominated debt that has been designated as a net investment hedge is recorded in accumulated other comprehensive income (loss) and remains there until the underlying net investment is sold or substantially liquidated.
The Company's debt portfolio contains variable rate debt, inherently exposing the Company to interest rate risk. The Company's objective is to maintain a 60/40 mix between fixed rate and variable rate debt thereby limiting its exposure to changes in near-term interest rates. A 100 basis point increase in near-term interest rates would increase annual interest expense on variable rate debt by approximately $6.2 million.

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

Revenue Recognition - Substantially all of the Industrial Segment and Climate & Industrial Controls Segment revenues are recognized when persuasive evidence of an arrangement exists, product has shipped and the risks and rewards of ownership have transferred or services have been rendered, the price to the customer is fixed and determinable and collectibility is reasonably assured, which is generally at the time the product is shipped. The Aerospace Segment recognizes revenues primarily using the percentage of completion method and the extent of progress toward completion is primarily measured using the units-of-delivery method. The Company estimates costs to complete long-term contracts for purposes of evaluating and establishing contract reserves. The estimation of these costs requires substantial judgment on the part of management due to the duration of the contractual agreements as well as the technical nature of the products involved. Adjustments to cost estimates are made on a consistent basis and a contract reserve is established when the estimated costs to complete a contract exceed the expected contract revenues.

Impairment of Goodwill and Long-lived Assets - Goodwill is tested for impairment, at the reporting unit level, on an annual basis and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit may exceed its fair value. For the Company, a reporting unit is one level below the operating segment level. Determining whether an impairment has occurred requires the valuation of the respective reporting unit, which the Company has consistently estimated using primarily a discounted cash flow model. The Company believes that the use of a discounted cash flow model results in the most accurate calculation of a reporting unit's fair value since the market value for a reporting unit is not readily available. The discounted cash flow analysis requires several assumptions including future sales growth and operating margin

13-9

levels as well as assumptions regarding future industry specific market conditions. Each reporting unit regularly prepares discrete operating forecasts and uses these forecasts as the basis for the assumptions used in the discounted cash flow analysis. The Company has consistently used a discount rate commensurate with its cost of capital, adjusted for inherent business risks, and has consistently used a terminal growth factor of 2.5 percent. The Company also reconciles the estimated aggregate fair value of its reporting units as derived from the discounted cash flow analysis to the Company's overall market capitalization.

The results of the Company's fiscal 2012 annual goodwill impairment test performed as of December 31, 2011 indicated that no goodwill impairment existed and all reporting units had an estimated fair value that the Company determined, from a quantitative and qualitative perspective, was significantly in excess of its carrying value.

The Company continually monitors its reporting units for impairment indicators and updates assumptions used in the most recent calculation of the fair value of a reporting unit as appropriate. The Company is unaware of any current market trends that are contrary to the assumptions made in the estimation of the fair value of any of its reporting units. If actual experience is not consistent with the assumptions made in the estimation of the fair value of the reporting units, especially assumptions regarding penetration into new markets and the recovery of the current economic environment, it is possible that the estimated fair value of certain reporting units could fall below their carrying value resulting in the necessity to conduct additional goodwill impairment tests.

Long-lived assets held for use, which primarily includes finite-lived intangible assets and property, plant and equipment, are evaluated for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use over their expected useful lives and eventual disposition are less than their carrying value. The long-term nature of these assets requires the estimation of their cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test. During 2012, there were no events or circumstances that indicated that the carrying value of the Company's long-lived assets held for use were not recoverable.

Inventories - Inventories are valued at the lower of cost or market. Cost is determined on the last-in, first-out basis for a majority of domestic inventories and on the first-in, first-out basis for the balance of the Company's inventories. Inventories have been reduced by an allowance for obsolete inventories. The estimated allowance is based on management's review of inventories on hand compared to estimated future usage and sales. Changes in the allowance have not had a material effect on the Company's results of operations, financial position or cash flows.

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

Assumptions are determined based on Company data and appropriate market indicators, and are evaluated each year as of the plans' measurement date. Changes in the assumptions to reflect actual experience as well as the amortization of actuarial gains and losses could result in a material change in the annual net periodic expense and benefit obligations reported in the financial statements. For the Company's domestic defined benefit plans, a 25 basis point change in the assumed long-term rate of return on plan assets is estimated to have a $5 million effect on pension expense and a 25 basis point decrease in the discount rate is estimated to increase pension expense by $11 million. As of June 30, 2012, $1,622 million of past years' net actuarial losses related to the Company's domestic qualified defined benefit plans are subject to amortization in the future. These losses will generally be amortized over approximately 9 years and will negatively affect earnings in the future. Actuarial gains experienced in future years will help reduce the effect of the actuarial loss amortization.

Further information on pensions and postretirement benefits other than pensions is provided in Note 10 to the Consolidated Financial Statements.

Stock-Based Compensation - The computation of the expense associated with stock-based compensation requires the use of a valuation model. The Company currently uses a Black-Scholes option pricing model to calculate the fair value of its stock options and stock appreciation rights. The Black-Scholes model requires assumptions regarding the volatility of the Company's stock, the expected life of the stock award and the Company's dividend ratio. The Company primarily uses historical data to determine the assumptions to be used in the Black-Scholes model and has no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility, future dividend payments and future stock award exercise experience could result in a change in the assumptions used to value awards in the future and may result in a material change to the fair value calculation of stock-based awards. Further information on stock-based compensation is provided in Note 12 to the Consolidated Financial Statements.

13-10

Income Taxes - Significant judgment is required in determining the Company's income tax expense and in evaluating tax positions. Deferred income tax assets and liabilities have been recorded for the differences between the financial accounting and income tax basis of assets and liabilities. Factors considered by the Company in determining the probability of realizing deferred income tax assets include forecasted operating earnings, available tax planning strategies and the time period over which the temporary differences will reverse. The Company reviews its tax positions on a regular basis and adjusts the balances as new information becomes available. Further information on income taxes is provided in Note 4 to the Consolidated Financial Statements.

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In June 2011, the Financial Accounting Standards Board (FASB) issued new accounting guidance requiring an entity to present net income and other comprehensive income (OCI) in either a single continuous statement or in separate consecutive statements. The guidance does not change the items reported in OCI or when an item of OCI must be reclassified to net income. The guidance, which must be presented retrospectively, is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.
In September 2011, the FASB issued new accounting guidance related to testing goodwill for impairment. The new guidance allows an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether the entity should calculate the fair value of a reporting unit. It also expands the events and circumstances that an entity should consider between annual impairment tests in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 31, 2011. The Company has not determined the effect, if any, that this new guidance will have on its goodwill impairment tests.

13-11

Consolidated Statement of Income

	For the years ended June 30,
(Dollars in thousands, except per share amounts)	2012	2011	2010
Net Sales	$13,145,942	$12,345,870	$9,993,166
Cost of sales	9,958,337	9,387,457	7,847,067
Gross profit	3,187,605	2,958,413	2,146,099
Selling, general and administrative expenses	1,519,316	1,467,773	1,277,080
Interest expense	92,790	99,704	103,599
Other expense (income), net	1,295	(15,075)	311
(Gain) loss on disposal of assets	(2,494)	(7,710)	10,292
Income before income taxes	1,576,698	1,413,721	754,817
Income taxes (Note 4)	421,206	356,571	198,452
Net Income	1,155,492	1,057,150	556,365
Less: Noncontrolling interest in subsidiaries' earnings	3,669	8,020	2,300
Net Income Attributable to Common Shareholders	$1,151,823	$1,049,130	$554,065
Earnings per Share Attributable to Common Shareholders (Note 5)
Basic earnings per share	$7.62	$6.51	$3.44
Diluted earnings per share	$7.45	$6.37	$3.40

The accompanying notes are an integral part of the financial statements.

13-12

Business Segment Information
By Industry

(Dollars in thousands)	2012	2011	2010
Net Sales:
Industrial:
North America	$5,041,106	$4,516,510	$3,623,460
International	5,034,249	4,917,007	3,811,464
Aerospace	2,102,747	1,921,984	1,744,283
Climate & Industrial Controls	967,840	990,369	813,959
	$13,145,942	$12,345,870	$9,993,166
Segment Operating Income:
Industrial:
North America	$895,010	$745,544	$487,137
International	733,123	754,222	394,089
Aerospace	290,135	247,126	208,002
Climate & Industrial Controls	84,274	76,134	53,452
Total segment operating income	2,002,542	1,823,026	1,142,680
Corporate administration	193,367	163,868	153,965
Income before interest expense and other	1,809,175	1,659,158	988,715
Interest expense	92,790	99,704	103,599
Other expense	139,687	145,733	130,299
Income before income taxes	$1,576,698	$1,413,721	$754,817

Assets:
Industrial	$7,991,498	$8,413,552	$7,309,735
Aerospace	1,033,449	995,026	910,740
Climate & Industrial Controls	704,596	724,966	692,532
Corporate (a)	1,440,739	753,261	997,375
	$11,170,282	$10,886,805	$9,910,382

Property Additions (b):
Industrial	$211,778	$147,929	$95,838
Aerospace	19,651	18,012	21,619
Climate & Industrial Controls	8,094	8,234	6,040
Corporate	8,223	38,495	6,133
	$247,746	$212,670	$129,630

Depreciation:
Industrial	$171,131	$186,057	$200,617
Aerospace	19,395	20,035	20,501
Climate & Industrial Controls	11,722	12,895	14,117
Corporate	8,260	10,251	10,060
	$210,508	$229,238	$245,295

13-13

(Dollars in thousands)	2012	2011	2010
By Geographic Area (c)
Net Sales:
North America	$7,830,517	$7,151,390	$5,913,770
International	5,315,425	5,194,480	4,079,396
	$13,145,942	$12,345,870	$9,993,166
Long-Lived Assets:
North America	$867,159	$864,287	$856,782
International	852,809	932,892	841,099
	$1,719,968	$1,797,179	$1,697,881

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

(b)	Includes the value of net plant and equipment at the date of acquisition of acquired companies (2012 - $28,929; 2011 - $5,376; 2010 - $408)

(c)
Net sales are attributed to countries based on the location of the selling unit. North America includes the United States, Canada and Mexico. No country other than the United States represents greater than 10 percent of consolidated sales. Long-lived assets are comprised of plant and equipment based on physical location.

13-14

Consolidated Balance Sheet

(Dollars in thousands)
June 30,	2012	2011
Assets
Current Assets
Cash and cash equivalents	$838,317	$657,466
Accounts receivable, net (Note 1)	1,992,284	1,977,856
Inventories (Notes 1 and 6):
Finished products	576,291	584,683
Work in process	692,042	670,588
Raw materials	132,399	156,882
	1,400,732	1,412,153
Prepaid expenses	137,429	111,934
Deferred income taxes (Notes 1 and 4)	129,352	145,847
Total Current Assets	4,498,114	4,305,256
Plant and equipment (Note 1):
Land and land improvements	300,852	308,052
Buildings and building equipment	1,401,234	1,460,333
Machinery and equipment	3,051,684	3,112,810
Construction in progress	95,459	63,540
	4,849,229	4,944,735
Less accumulated depreciation	3,129,261	3,147,556
	1,719,968	1,797,179
Investments and other assets (Note 1)	931,126	597,532
Intangible assets, net (Notes 1 and 7)	1,095,218	1,177,722
Goodwill (Notes 1 and 7)	2,925,856	3,009,116
Total Assets	$11,170,282	$10,886,805

Liabilities and Equity
Current Liabilities
Notes payable and long-term debt payable within one year (Notes 8 and 9)	$225,589	$75,271
Accounts payable, trade	1,194,684	1,173,851
Accrued payrolls and other compensation	463,889	467,043
Accrued domestic and foreign taxes	153,809	232,774
Other accrued liabilities	448,042	442,104
Total Current Liabilities	2,486,013	2,391,043
Long-term debt (Note 9)	1,503,946	1,691,086
Pensions and other postretirement benefits (Note 10)	1,909,755	862,938
Deferred income taxes (Notes 1 and 4)	88,091	160,035
Other liabilities	276,747	293,367
Total Liabilities	6,264,552	5,398,469
Equity (Note 11)
Shareholders' Equity
Serial preferred stock, $.50 par value, authorized 3,000,000 shares; none issued
Common stock, $.50 par value, authorized 600,000,000 shares; issued 181,046,128 shares in 2012 and 2011	90,523	90,523
Additional capital	640,249	668,332
Retained earnings	7,787,175	6,891,407
Accumulated other comprehensive (loss)	(1,415,900)	(450,990)
Treasury shares at cost: 31,415,530 in 2012 and 25,955,619 in 2011	(2,205,532)	(1,815,418)
Total Shareholders' Equity	4,896,515	5,383,854
Noncontrolling interests	9,215	104,482
Total Equity	4,905,730	5,488,336
Total Liabilities and Equity	$11,170,282	$10,886,805
The accompanying notes are an integral part of the financial statements.

13-15

Consolidated Statement of Cash Flows

	For the years ended June 30,
(Dollars in thousands)	2012	2011	2010
Cash Flows From Operating Activities
Net income	$1,155,492	$1,057,150	$556,365
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	210,508	229,238	245,295
Amortization	111,421	110,562	117,214
Stock incentive plan compensation	80,935	73,238	59,318
Deferred income taxes	(56,452)	20,715	(17,353)
Foreign currency transaction loss (gain)	4,300	10,470	(1,249)
(Gain) loss on disposal of assets	(2,494)	(7,710)	10,292
Changes in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(91,091)	(259,752)	(220,349)
Inventories	(28,333)	(139,062)	53,862
Prepaid expenses	(26,981)	6,477	29,581
Other assets	(6,578)	(39,118)	42,031
Accounts payable, trade	59,692	228,164	259,436
Accrued payrolls and other compensation	16,003	75,405	26,014
Accrued domestic and foreign taxes	(70,302)	53,424	63,119
Other accrued liabilities	33,512	(27,726)	36,137
Pensions and other postretirement benefits	123,944	(281,285)	(9,879)
Other liabilities	16,809	56,743	(31,012)
Net cash provided by operating activities	1,530,385	1,166,933	1,218,822
Cash Flows From Investing Activities
Acquisitions (less cash acquired of $19,161 in 2012 and $385 in 2011)	(156,256)	(60,227)	(5,451)
Capital expenditures	(218,817)	(207,294)	(129,222)
Proceeds from disposal of assets	20,404	32,289	11,929
Other	(21,099)	(9,706)	(23,429)
Net cash (used in) investing activities	(375,768)	(244,938)	(146,173)
Cash Flows From Financing Activities
Proceeds from exercise of stock options	10,599	25,862	10,307
Payments for common shares	(456,969)	(693,096)	(24,999)
Tax benefit from stock incentive plan compensation	16,107	42,823	13,698
Acquisition of noncontrolling interests	(147,441)	—	—
Payments for notes payable, net	(1,961)	(18,908)	(421,974)
Proceeds from long-term borrowings	73,556	291,683	3,293
Payments for long-term borrowings	(76,757)	(358,058)	(67,582)
Dividends paid	(240,654)	(206,084)	(162,739)
Net cash (used in) financing activities	(823,520)	(915,778)	(649,996)
Effect of exchange rate changes on cash	(150,246)	75,723	(34,738)
Net increase in cash and cash equivalents	180,851	81,940	387,915
Cash and cash equivalents at beginning of year	657,466	575,526	187,611
Cash and cash equivalents at end of year	$838,317	$657,466	$575,526
Supplemental Data:
Cash paid during the year for:
Interest	$91,677	$99,227	$104,812
Income taxes	494,378	203,539	127,320

The accompanying notes are an integral part of the financial statements.

13-16

Consolidated Statement of Equity

(Dollars in thousands)	Common Stock	Additional Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)	Treasury Shares	Noncontrolling Interests	Total
Balance June 30, 2009	$90,523	$588,201	$5,722,038	$(843,019)	$(1,289,544)	$82,241	$4,350,440
Net income			554,065			2,300	556,365
Other comprehensive (loss) income:
Foreign currency translation, net of tax of $(8,274)				(186,925)		7,093	(179,832)
Retirement benefits plan activity, net of tax of $106,065				(183,364)			(183,364)
Net realized loss, net of tax of $(2,937)				4,747			4,747
Total comprehensive (loss) income						9,393	197,916
Dividends paid			(162,540)			(199)	(162,739)
Stock incentive plan activity		49,241	(23,131)		44,564		70,674
Shares purchased at cost					(24,999)		(24,999)
Retirement benefits plan activity			(3,887)		31,995		28,108
Balance June 30, 2010	$90,523	$637,442	$6,086,545	$(1,208,561)	$(1,237,984)	$91,435	$4,459,400
Net income			1,049,130			8,020	1,057,150
Other comprehensive income:
Foreign currency translation, net of tax of $12,675				503,756		8,325	512,081
Retirement benefits plan activity, net of tax of $(144,108)				253,603			253,603
Realized loss, net of tax of $(119)				212			212
Total comprehensive income						16,345	1,823,046
Dividends paid			(202,786)			(3,298)	(206,084)
Stock incentive plan activity		30,890	(41,482)		115,662		105,070
Shares purchased at cost					(693,096)		(693,096)
Balance June 30, 2011	$90,523	$668,332	$6,891,407	$(450,990)	$(1,815,418)	$104,482	$5,488,336
Net income			1,151,823			3,669	1,155,492
Other comprehensive (loss) income:
Foreign currency translation, net of tax of $(11,530)				(367,135)		(25,607)	(392,742)
Retirement benefits plan activity, net of tax of $330,984				(597,979)			(597,979)
Realized loss, net of tax of $(102)				204			204
Total comprehensive (loss) income						(21,938)	164,975
Dividends paid			(233,168)			(7,486)	(240,654)
Stock incentive plan activity		45,532	(22,887)		65,266		87,911
Acquisition activity		(73,615)				(65,843)	(139,458)
Shares purchased at cost					(455,380)		(455,380)
Balance June 30, 2012	$90,523	$640,249	$7,787,175	$(1,415,900)	$(2,205,532)	$9,215	$4,905,730

The accompanying notes are an integral part of the financial statements.

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
The Company operates in three business segments: Industrial, Aerospace and Climate & Industrial Controls. The Industrial Segment is an aggregation of several business units, which manufacture motion-control and fluid power system components for builders and users of various types of manufacturing, packaging, processing, transportation, agricultural, construction, and military vehicles and equipment. Industrial Segment products are marketed primarily through field sales employees and independent distributors. The Industrial North American operations have manufacturing plants and distribution networks throughout the United States, Canada and Mexico and primarily service North America. The Industrial International operations provide Parker products and services to 45 countries throughout Europe, Asia Pacific, Latin America, the Middle East and Africa.
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
See the table of Business Segment Information “By Industry” and “By Geographic Area” on pages 13-13 and 13-14 for further disclosure of business segment information.
There are no individual customers to whom sales are more than three percent of the Company's consolidated sales. Due to the diverse group of customers throughout the world the Company does not consider itself exposed to any concentration of credit risks.
The Company manufactures and markets its products throughout the world. Although certain risks and uncertainties exist, the diversity and breadth of the Company's products and geographic operations mitigate the risk that adverse changes with respect to any particular product and geographic operation would materially affect the Company's operating results.
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
Revenue Recognition - Revenue is recognized when persuasive evidence of an arrangement exists, product has shipped and the risks and rewards of ownership have transferred or services have been rendered, the price to the customer is fixed and determinable and collectibility is reasonably assured, which is generally at the time the product is shipped. Shipping and handling costs billed to customers are included in net sales and the related costs in cost of sales.
Long-term Contracts - The Company enters into long-term contracts primarily for the production of aerospace products. For financial statement purposes, revenues are primarily recognized using the percentage-of-completion method. The extent of progress toward completion is primarily measured using the units-of-delivery method. Unbilled costs on these contracts are included in inventory. Progress payments are netted against the inventory balances. The Company estimates costs to complete long-term contracts for purposes of evaluating and establishing contract reserves. Adjustments to cost estimates are made on a consistent basis and a contract reserve is established when the estimated costs to complete a contract exceed the expected contract revenues.

13-18

Cash - Cash equivalents consist of short-term highly liquid investments, with a three-month or less maturity, carried at cost plus accrued interest, which are readily convertible into cash.
Accounts Receivable - The accounts receivable, net caption in the Consolidated Balance Sheet is comprised of the following components:

June 30,	2012	2011
Accounts receivable, trade	$1,792,961	$1,780,137
Allowance for doubtful accounts	(10,518)	(10,472)
Non-trade accounts receivable	84,872	75,550
Notes receivable	124,969	132,641
Total	$1,992,284	$1,977,856

Accounts receivable are initially recorded at their net collectible amount and are generally recorded at the time the revenue from the sales transaction is recorded. Receivables are written off to bad debt primarily when, in the judgment of the Company, the receivable is deemed to be uncollectible due to the insolvency of the debtor.
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
Investments and Other Assets - Investments in joint-venture companies in which ownership is 50 percent or less and in which the Company does not have operating control are stated at cost plus the Company's equity in undistributed earnings. These investments and the related earnings are not material to the consolidated financial statements. Also included in this balance sheet caption is non-current deferred income taxes of $571,039 and $214,546 at June 30, 2012 and June 30, 2011, respectively.
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
Product Warranty - In the ordinary course of business the Company warrants its products against defect in design, materials and workmanship over various time periods. The warranty accrual at June 30, 2012 and 2011 is immaterial to the financial position of the Company and the change in the accrual during 2012, 2011 and 2010 was immaterial to the Company's results of operations and cash flows.
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

13-19

of the underlying foreign investments, which is not contemplated at this time. Exchange gains and losses from transactions in a currency other than the local currency of the entity involved, and translation adjustments in countries with highly inflationary economies, are included in net income.
Subsequent Events - The Company has evaluated subsequent events that have occurred through the date of filing of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2012. On August 13, 2012, the Company entered into an agreement to divest the automotive businesses of the Mobile Climate Systems division (MCS). MCS is part of the Climate & Industrial Controls Segment. The divestiture is expected to close in October 2012 and is expected to result in a pre-tax gain of approximately $30 million. The results of operations and net assets of the divested businesses are immaterial to the consolidated results of operations and financial position of the Company. No subsequent events occurred that required adjustment to these financial statements.
Recent Accounting Pronouncements - In June 2011, the Financial Accounting Standards Board (FASB) issued new accounting guidance requiring an entity to present net income and other comprehensive income (OCI) in either a single continuous statement or in separate consecutive statements. The guidance does not change the items reported in OCI or when an item of OCI must be reclassified to net income. The guidance, which must be presented retrospectively, is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.
In September 2011, the FASB issued new accounting guidance related to testing goodwill for impairment. The new guidance allows an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether the entity should calculate the fair value of a reporting unit. It also expands the events and circumstances that an entity should consider between annual impairment tests in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 31, 2011. The Company has not determined the effect, if any, that this new guidance will have on its goodwill impairment tests.

2.	Acquisitions
During 2012, the Company completed four acquisitions whose aggregate sales for their most recent fiscal year prior to acquisition were $141 million. Total purchase price for the four acquisitions was approximately $156 million in cash and $6 million in assumed debt. Also during 2012, the Company purchased the outstanding shares not previously owned by the Company in two majority-owned subsidiaries. Total purchase price for the two majority-owned subsidiaries was $147 million in cash.
During 2011, the Company completed three acquisitions whose aggregate sales for their most recent fiscal year prior to acquisition were $65 million. Total purchase price for the three acquisitions in 2011 was approximately $61 million in cash.
During 2010, the Company completed one acquisition whose aggregate sales for its most recent fiscal year prior to acquisition were $11 million. Total purchase price for this business was approximately $5 million in cash.
The results of operations for all acquisitions are included as of the respective dates of acquisition. The initial purchase price allocation and subsequent purchase price adjustments for acquisitions in 2012, 2011 and 2010 are presented below. Some of the 2012 purchase price allocations are preliminary and may require subsequent adjustment primarily to the values currently assigned to plant and equipment and intangible assets.

13-20

	2012	2011	2010
Assets acquired:
Accounts receivable	$24,833	$9,332	$908
Inventories	29,102	7,908	447
Prepaid expenses	1,541	69	(575)
Deferred income taxes	5,679	468	—
Plant and equipment	28,929	5,376	408
Intangible and other assets	59,576	35,094	4,198
Goodwill	68,144	8,715	2,891
	217,804	66,962	8,277
Liabilities assumed:
Notes payable	1,887	—	—
Accounts payable, trade	7,189	2,440	531
Accrued payrolls and other compensation	3,672	765	219
Accrued domestic and foreign taxes	2,882	215	(91)
Other accrued liabilities	5,984	1,500	2,587
Long-term debt	4,365	—	—
Pensions and other postretirement benefits	11,396	—	—
Deferred income taxes	24,062	1,815	(420)
Other liabilities	111	—	—
	61,548	6,735	2,826
Net assets acquired	$156,256	$60,227	$5,451

13-21

3.	Charges Related to Business Realignment
To structure its businesses in light of current and anticipated customer demand, the Company incurred business realignment charges in 2012, 2011 and 2010.
Business realignment charges by business segment are as follows:

	2012	2011	2010
Industrial	$13,066	$15,427	$44,058
Aerospace	—	1,024	575
Climate & Industrial Controls	1,255	—	3,868
Work force reductions by business segment are as follows:

	2012	2011	2010
Industrial	496	466	1,454
Aerospace	—	49	47
Climate & Industrial Controls	25	—	254
The charges primarily consist of severance costs related to plant closures as well as general work force reductions implemented by various operating units throughout the world. The business realignment charges in 2012 also included charges related to enhanced retirement benefits. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital.
The business realignment charges are presented in the Consolidated Statement of Income as follows:

	2012	2011	2010
Cost of sales	$12,669	$15,276	$42,995
Selling, general and administrative expenses	1,020	1,175	5,506
Other expense (income), net	632	—	—
As of June 30, 2012, approximately $8 million in severance payments had been made relating to charges incurred during 2012, with the majority of the remaining payments expected to be made by March 31, 2013. All required severance payments have been made relating to charges incurred in 2011 and 2010. Additional charges to be recognized in future periods related to the realignment actions described above are not expected to be material.

4.	Income Taxes
Income before income taxes was derived from the following sources:

	2012	2011	2010
United States	$810,150	$681,910	$354,675
Foreign	766,548	731,811	400,142
	$1,576,698	$1,413,721	$754,817

13-22

Income taxes include the following:

	2012	2011	2010
Federal
Current	$255,991	$121,292	$84,878
Deferred	(48,252)	34,136	6,104
Foreign
Current	191,167	193,064	105,927
Deferred	(29)	(24,229)	(22,788)
State and local
Current	30,500	21,500	25,000
Deferred	(8,171)	10,808	(669)
	$421,206	$356,571	$198,452

A reconciliation of the Company's effective income tax rate to the statutory Federal rate follows:

	2012	2011	2010
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes	0.9	1.8	2.1
Foreign tax rate difference	(5.8)	(8.7)	(7.4)
Cash surrender of life insurance	0.1	(0.9)	(1.0)
Federal manufacturing deduction	(1.6)	(0.9)	(0.6)
Research tax credit	(0.4)	(1.1)	(0.7)
Other	(1.5)	—	(1.1)
Effective income tax rate	26.7%	25.2%	26.3%

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:

	2012	2011
Retirement benefits	$751,676	$374,005
Other liabilities and reserves	134,358	161,954
Long-term contracts	27,726	7,355
Stock-based incentive compensation	70,129	63,590
Loss carryforwards	175,571	186,613
Unrealized currency exchange gains and losses	9,057	43,484
Inventory	18,535	24,623
Foreign tax credit carryforward	19,079	—
Depreciation and amortization	(480,791)	(479,103)
Valuation allowance	(176,079)	(192,904)
Net deferred tax asset	$549,261	$189,617
Change in net deferred tax asset:
Provision for deferred tax	$56,452	$(20,715)
Items of other comprehensive (loss)	319,352	(131,552)
Acquisitions and other	(16,160)	(1,519)
Total change in net deferred tax	$359,644	$(153,786)

13-23

At June 30, 2012, the Company had recorded deferred tax assets of $175,571 resulting from $701,310 in loss carryforwards. A valuation allowance of $165,907 related to the loss carryforwards has been established due to the uncertainty of realizing certain deferred tax assets. Of this valuation allowance, $147,755 resulting from $516,808 in loss carryforwards, relates to a non-operating entity whose utilization of its loss carryforward is considered to be remote. An additional valuation allowance of $10,172 relates to a foreign capital loss carryforward and certain deferred tax assets associated with other liabilities and reserves. The foreign capital loss carryforward and some of the loss carryforwards can be carried forward indefinitely; others can be carried forward from three to 20 years.
Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of certain international operations as those earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the eventual remittance of such earnings.
Accumulated undistributed earnings of foreign operations reinvested in their operations amounted to $669,000, $983,950 and $1,102,978, at June 30, 2012, 2011 and 2010, respectively.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2012	2011	2010
Balance July 1	$81,156	$82,089	$132,954
Additions for tax positions related to current year	66,500	8,398	10,815
Additions for tax positions of prior years	11,047	10,015	23,408
Additions for acquisitions	—	—	294
Reductions for tax positions of prior years	(23,456)	(15,060)	(64,821)
Reductions for settlements	(23,434)	(7,133)	(21,770)
Reductions for expiration of statute of limitations	(1,636)	—	(37)
Effect of foreign currency translation	(442)	2,847	1,246
Balance June 30	$109,735	$81,156	$82,089

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $61,601, $78,754 and $81,927 as of June 30, 2012, 2011 and 2010, respectively. If recognized, a significant portion of the gross unrecognized tax benefits as of June 30, 2012 would be offset against an asset currently recorded in the Consolidated Balance Sheet. The accrued interest related to the gross unrecognized tax benefits, excluded from the amounts above, was $3,676, $11,331 and $8,200 as of June 30, 2012, 2011 and 2010, respectively.
The Company and its subsidiaries file income tax returns in the United States and in various foreign jurisdictions. In the normal course of business, the Company's tax returns are subject to examination by taxing authorities throughout the world. The Company is no longer subject to examinations of its federal income tax returns by the United States Internal Revenue Service for fiscal years through 2010. All significant state, local and foreign tax returns have been examined for fiscal years through 2003. The Company does not anticipate that, within the next twelve months, the total amount of unrecognized tax benefits will significantly change due to the settlement of examinations and the expiration of statute of limitations.

13-24

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

	2012	2011	2010
Numerator:
Net income attributable to common shareholders	$1,151,823	$1,049,130	$554,065
Denominator:
Basic - weighted-average common shares	151,222,033	161,125,869	160,909,655
Increase in weighted-average common shares from dilutive effect of stock-based awards	3,442,477	3,672,352	1,992,062
Diluted - weighted-average common shares, assuming exercise of stock-based awards	154,664,510	164,798,221	162,901,717
Basic earnings per share	$7.62	$6.51	$3.44
Diluted earnings per share	$7.45	$6.37	$3.40

For 2012, 2011 and 2010, 0.7 million, 1.6 million, and 9.0 million common shares, respectively, subject to stock-based awards were excluded from the computation of diluted earnings per share because the effect of their exercise would be anti-dilutive.

6.	Inventories
Inventories valued on the last-in, first-out (LIFO) cost method were approximately 31 percent of total inventories in 2012 and 28 percent of total inventories in 2011. The current cost of these inventories exceeds their valuation determined on the LIFO basis by $212,033 in 2012 and $205,739 in 2011. Progress payments of $36,087 in 2012 and $33,489 in 2011 are netted against inventories.

7.	Goodwill and Intangible Assets
The Company's annual impairment tests performed in 2012, 2011, and 2010 resulted in no impairment loss being recognized.
The changes in the carrying amount of goodwill for the years ended June 30, 2012 and June 30, 2011 are as follows:

	Industrial Segment	Aerospace Segment	Climate & Industrial Controls Segment	Total
Balance June 30, 2010	$2,380,640	$98,856	$306,838	$2,786,334
Acquisitions	7,424	—	1,291	8,715
Foreign currency translation	208,261	58	6,059	214,378
Goodwill adjustments	(336)	—	25	(311)
Balance June 30, 2011	$2,595,989	$98,914	$314,213	$3,009,116
Acquisitions	68,337	(193)	—	68,144
Foreign currency translation	(143,348)	(47)	(5,152)	(148,547)
Goodwill adjustments	(2,857)	—	—	(2,857)
Balance June 30, 2012	$2,518,121	$98,674	$309,061	$2,925,856

Acquisitions represent the original goodwill allocation and any changes in the purchase price for the acquisitions during the measurement period subsequent to the applicable acquisition dates.

13-25

Goodwill adjustments primarily represent final adjustments to the purchase price allocation for acquisitions during the measurement period subsequent to the applicable acquisition dates. The Company's previously reported results of operations and financial position would not be materially different had the goodwill adjustments recorded during 2012 and 2011 been reflected in the same reporting period that the initial purchase price allocations for those acquisitions were made.
Intangible assets are amortized on a straight-line method over their legal or estimated useful life. The following summarizes the gross carrying value and accumulated amortization for each major category of intangible asset as of June 30, 2012 and June 30, 2011:

	2012		2011
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patents	$118,034	$66,303	$124,015	$61,061
Trademarks	321,019	129,081	319,158	116,995
Customer lists and other	1,247,820	396,271	1,251,271	338,666
Total	$1,686,873	$591,655	$1,694,444	$516,722

During 2012, the Company acquired intangible assets with an initial purchase price allocation and weighted-average life as follows:

	Purchase Price Allocation	Weighted-Average Life
Patents	$577	18 years
Trademarks	18,304	18 years
Customer lists and other	40,544	8 years
Total	$59,425	11 years

Total intangible amortization expense in 2012, 2011 and 2010 was $107,086, $107,701 and $114,749, respectively. Estimated intangible amortization expense for the five years ending June 30, 2013 through 2017 is $95,785, $92,422, $88,190, $84,109 and $81,259, respectively.

8.	Financing Arrangements
The Company has a line of credit totaling $1,500,000 through a multi-currency revolving credit agreement with a group of banks, all of which was available at June 30, 2012. The credit agreement expires in March 2016; however, the Company has the right to request a one-year extension of the expiration date on an annual basis, which request may result in changes to the current terms and conditions of the credit agreement. A portion of the credit agreement supports the Company's commercial paper note program. The interest on borrowings is based upon the terms of each specific borrowing and is subject to market conditions. The revolving credit agreement requires the payment of an annual facility fee, the amount of which would increase in the event the Company's credit ratings are lowered.
The Company is currently authorized to sell up to $1,350,000 of short-term commercial paper notes. No commercial paper notes were outstanding at June 30, 2012 or at June 30, 2011.
The Company's foreign locations in the ordinary course of business may enter into financial guarantees through financial institutions which enable customers to be reimbursed in the event of nonperformance by the Company.
The Company's credit agreements and indentures governing certain debt agreements contain various covenants, the violation of which would limit or preclude the use of the applicable agreements for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the applicable agreements. At the Company's present rating level, the most restrictive covenant contained in the credit agreements and the indentures provides that the ratio of secured debt to net tangible assets be less than 10 percent. As of June 30, 2012, the Company does not have any secured debt outstanding. The Company is in compliance with all covenants.

13-26

Notes payable consists of short-term lines of credit and borrowings from foreign banks. At June 30, 2012, the Company had $90,654 in lines of credit from various foreign banks, all of which was available at June 30, 2012. Most of these agreements are renewed annually. There was no balance of notes payable at June 30, 2012 and June 30, 2011. The weighted-average interest rate on notes payable during 2012 and 2011 was 0.2 percent and 0.6 percent, respectively.

9.	Debt

June 30,	2012	2011
Domestic:
Fixed rate medium-term notes 3.50% to 6.55%, due 2018-2038	$1,175,000	$1,175,000
Fixed rate senior notes 4.875%, due 2013	225,000	225,000
Foreign:
Bank loans, including revolving credit 1% to 7.2%, due 2012-2017	589	1,380
Euro bonds 4.125%, due 2016	253,220	290,040
Japanese Yen credit facility JPY Libor plus 55 bps, due 2017	75,174	—
Japanese Yen credit facility JPY Libor plus 20 bps, due 2012	—	74,472
Other long-term debt, including capitalized leases	552	465
Total long-term debt	1,729,535	1,766,357
Less long-term debt payable within one year	225,589	75,271
Long-term debt, net	$1,503,946	$1,691,086

Principal amounts of long-term debt payable in the five years ending June 30, 2013 through 2017 are $225,589, $399, $153, $253,220 and $75,174, respectively. In 2012, the Company entered into a JPY 6 billion credit facility. Based on the Company's current rating level, the credit facility bears interest of JPY LIBOR (reset semi-annually) plus 55 basis points. Interest is paid semi-annually and any principal borrowings are due to be repaid in March 2017. The Company borrowed the full JPY 6 billion during 2012, equivalent to $73 million at the time of borrowing, and used the funds to repay the balance due on the Company's previous JPY credit facility.
Lease Commitments - Future minimum rental commitments as of June 30, 2012, under non-cancelable operating leases, which expire at various dates, are as follows: 2013-$82,652; 2014-$55,855; 2015-$35,038; 2016-$22,126; 2017-$15,769 and after 2017-$57,270.
Rental expense in 2012, 2011 and 2010 was $124,546, $118,496 and $123,582, respectively.

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

13-27

A summary of the Company's defined benefit pension plans follows:

	2012	2011	2010
Benefit cost
Service cost	$84,663	$87,676	$70,977
Interest cost	185,550	176,081	178,562
Expected return on plan assets	(201,845)	(200,303)	(177,559)
Amortization of prior service cost	14,016	12,636	13,974
Amortization of unrecognized actuarial loss	105,788	109,436	65,823
Amortization of initial net (asset)	(60)	(63)	(55)
Net periodic benefit cost	$188,112	$185,463	$151,722

	2012	2011
Change in benefit obligation
Benefit obligation at beginning of year	$3,569,560	$3,430,835
Service cost	84,663	87,676
Interest cost	185,550	176,081
Actuarial loss (gain)	847,628	(101,806)
Benefits paid	(152,417)	(146,779)
Plan amendments	3,475	9,735
Acquisitions	40,324	—
Foreign currency translation and other	(72,262)	113,818
Benefit obligation at end of year	$4,506,521	$3,569,560
Change in plan assets
Fair value of plan assets at beginning of year	2,798,417	$2,020,186
Actual gain on plan assets	4,515	384,848
Employer contributions	68,799	461,243
Benefits paid	(152,417)	(146,779)
Acquisitions	28,928	—
Foreign currency translation and other	(48,192)	78,919
Fair value of plan assets at end of year	$2,700,050	$2,798,417
Funded status	$(1,806,471)	$(771,143)

Amounts recognized on the Consolidated Balance Sheet
Other accrued liabilities	$(11,448)	$(14,815)
Pensions and other postretirement benefits	(1,795,023)	(756,328)
Net amount recognized	$(1,806,471)	$(771,143)
Amounts recognized in Accumulated Other Comprehensive (Loss)
Net actuarial loss	$2,051,178	$1,133,411
Prior service cost	57,756	69,337
Transition obligation	230	161
Net amount recognized	$2,109,164	$1,202,909

The presentation of the amounts recognized on the Consolidated Balance Sheet and in accumulated other comprehensive (loss) is on a debit (credit) basis and excludes the effect of income taxes.

The estimated amount of net actuarial loss, prior service cost and transition obligation that will be amortized from accumulated other comprehensive (loss) into net periodic benefit pension cost in 2013 is $190,334, $13,677 and $24, respectively.

13-28

The accumulated benefit obligation for all defined benefit plans was $4,025,095 and $3,219,403 at June 30, 2012 and 2011, respectively. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $4,491,415, $4,012,352 and $2,684,948, respectively, at June 30, 2012, and $3,119,540, $2,798,701 and $2,353,730, respectively, at June 30, 2011. The projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $4,499,085 and $2,691,772, respectively, at June 30, 2012, and $3,557,563 and $2,783,349, respectively, at June 30, 2011.
The Company expects to make cash contributions of approximately $281 million to its defined benefit pension plans in 2013, the majority of which relate to U.S. qualified benefit plans. Estimated future benefit payments in the five years ending June 30, 2013 through 2017 are $159,901, $206,157, $176,683, $189,949 and $202,647, respectively and $1,213,083 in the aggregate for the five years ending June 30, 2018 through June 30, 2022.
The assumptions used to measure net periodic benefit cost for the Company's significant defined benefit plans are:

	2012	2011	2010
U.S. defined benefit plans
Discount rate	5.45%	5.30%	6.25%
Average increase in compensation	5.21%	5.21%	4.34%
Expected return on plan assets	8.0%	8.5%	8.5%
Non-U.S. defined benefit plans
Discount rate	2.0 to 5.87%	1.75 to 6.0%	2.0 to 6.78%
Average increase in compensation	2.0 to 5.0%	2.0 to 4.5%	2.0 to 4.7%
Expected return on plan assets	1.0 to 7.5%	1.0 to 8.0%	1.0 to 8.0%

The assumptions used to measure the benefit obligation for the Company's significant defined benefit plans are:

	2012	2011
U.S. defined benefit plans
Discount rate	3.91%	5.45%
Average increase in compensation	5.21%	5.21%
Non-U.S. defined benefit plans
Discount rate	1.75 to 4.7%	2.0 to 5.87%
Average increase in compensation	2.0 to 6.0%	2.0 to 5.0%

The discount rate assumption is based on current rates of high-quality long-term corporate bonds over the same estimated time period that benefit payments will be required to be made. The expected return on plan assets assumption is based on the weighted-average expected return of the various asset classes in the plans' portfolio. The asset class return is developed using historical asset return performance as well as current market conditions such as inflation, interest rates and equity market performance.
The weighted-average allocation of the majority of the assets related to defined benefit plans is as follows:

	2012	2011
Equity securities	54%	59%
Debt securities	34%	33%
Other	12%	8%
	100%	100%

13-29

The weighted-average target asset allocation as of June 30, 2012 is 55 percent equity securities, 34 percent debt securities and 11 percent other investments. The investment strategy for the Company's worldwide defined benefit pension plan assets focuses on achieving prudent actuarial funding ratios while maintaining acceptable levels of risk in order to provide adequate liquidity to meet immediate and future benefit requirements. This strategy requires investment portfolios that are broadly diversified across various asset classes and external investment managers. Assets held in the U.S. defined benefit plans account for approximately 72 percent of the Company's total defined benefit plan assets. The Company's overall investment strategy with respect to the Company's U.S. defined benefit plans is to opportunistically migrate from its current mix between growth seeking assets (primarily consisting of global public equities in developed and emerging countries and hedge fund of fund strategies) and income generating assets (primarily consisting of high quality bonds, both domestic and global, emerging market bonds, high yield bonds and Treasury Inflation Protected Securities) to an allocation more heavily weighted toward income generating assets. Over time, long duration fixed income assets are being added to the portfolio. These securities are highly correlated with the Company's pension liabilities and will serve to hedge a portion of the Company's interest rate risk.
The fair values of pension plan assets at June 30, 2012 and at June 30, 2011, by asset class, are as follows. The classification of certain pension plan assets at June 30, 2012 have been changed from the prior year classification to more accurately categorize the assets with the fair value hierarchy. There have been no changes in the method used to calculate the fair value of these assets.

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$92,718	$92,718	$—	$—
Equity securities
U.S. based companies	336,676	336,676	—	—
Non-U.S. based companies	245,460	245,460	—	—
Fixed income securities
Corporate bonds	188,859	58,038	130,821	—
Government issued securities	120,103	64,681	55,422	—
Mutual funds
Equity funds	337,374	336,747	627	—
Fixed income funds	222,147	218,208	3,939	—
Common/Collective trusts
Equity funds	661,622	—	661,622	—
Fixed income funds	392,398	—	392,398	—
Limited Partnerships	126,837	—	126,837	—
Miscellaneous	(24,144)	664	(24,808)	—
Total at June 30, 2012	$2,700,050	$1,353,192	$1,346,858	$—

13-30

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$112,080	$58,511	$53,569	$—
Equity securities
U.S. based companies	376,946	376,946	—	—
Non-U.S. based companies	288,161	288,161	—	—
Fixed income securities
Corporate bonds	120,136	—	120,136	—
Government issued securities	137,618	79,536	58,082	—
Mutual funds
Equity funds	220,312	219,816	496	—
Fixed income funds	138,314	135,620	2,694	—
Common/Collective trusts
Equity funds	766,847	—	766,847	—
Fixed income funds	513,365	—	513,365	—
Limited Partnerships	128,470	—	128,470	—
Miscellaneous	(3,832)	88	(3,920)	—
Total at June 30, 2011	$2,798,417	$1,158,678	$1,639,739	$—

Cash and cash equivalents, which include repurchase agreements and other short-term investments, are valued at cost, which approximates fair value.
Equity securities are valued at the closing price reported on the active market on which the individual securities are traded. U.S. based companies include Company stock with a fair value of $102,212 as of June 30, 2012 and $119,856 as of June 30, 2011.
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
Limited Partnerships primarily consist of small cap equity and hedge funds and are valued using a net asset value per share. Limited Partnership investments can be redeemed daily and without restriction. Redemption of the entire investment balance generally requires a 30-day notice period. Small cap equity funds provide exposure to domestic small cap equities and hedge funds provide exposure to a variety of hedging strategies including long/short equity, relative value, event driven and global macro .
Miscellaneous primarily includes net payables for securities purchased but not settled in the asset portfolio of the Company's U.S. defined benefit pension plans and insurance contracts held in the asset portfolio of the Company's non-U.S. defined benefit pension plans. Insurance contracts are valued at the present value of future cash flows promised under the terms of the insurance contracts.
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

13-31

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

	2012	2011	2010
Shares held by ESOP	10,216,738	10,308,032	10,950,349
Company contributions to ESOP	$58,067	$52,627	$48,336

Company contributions to the ESOP are generally made in the form of cash and are recorded as compensation expense. In 2010, in lieu of cash, the Company delivered 510,984 of its common shares out of treasury for the matching contribution.
The Company has a retirement income account (RIA) within the employee savings plan. The Company makes a contribution to the participant's RIA account each year, the amount of which is based on the participant's age and years of service. Participants do not contribute to the RIA. The Company recognized $19,372, $16,844 and $12,598 in expense related to the RIA in 2012, 2011 and 2010, respectively.
In addition to shares within the ESOP, as of June 30, 2012, employees have elected to invest in 3,451,084 shares of common stock within the company stock fund of the savings and investment 401(k) plan.

13-32

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
Certain employees are covered under benefit provisions that include prescription drug coverage for Medicare eligible retirees. The impact of the subsidy received under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 on the Company's other postretirement benefits was immaterial.
A summary of the Company's other postretirement benefit plans follows:

	2012	2011	2010
Benefit cost
Service cost	$728	$675	$545
Interest cost	3,482	3,579	3,920
Net amortization and deferral	480	524	(461)
Net periodic benefit cost	$4,690	$4,778	$4,004

	2012	2011
Change in benefit obligation
Benefit obligation at beginning of year	$73,139	$69,868
Service cost	728	675
Interest cost	3,482	3,579
Actuarial loss	11,447	5,002
Benefits paid	(5,142)	(5,985)
Benefit obligation at end of year	$83,654	$73,139
Funded status	$(83,654)	$(73,139)

Amounts recognized on the Consolidated Balance Sheet
Other accrued liabilities	$(5,041)	$(5,670)
Pensions and other postretirement benefits	(78,613)	(67,469)
Net amount recognized	$(83,654)	$(73,139)
Amounts recognized in Accumulated Other Comprehensive (Loss)
Net actuarial loss	$21,246	$10,324
Prior service (credit)	(1,023)	(1,068)
Net amount recognized	$20,223	$9,256

The presentation of the amounts recognized on the Consolidated Balance Sheet and in accumulated other comprehensive (loss) is on a debit (credit) basis and is before the effect of income taxes. The amount of net actuarial loss and prior service (credit) that will be amortized from accumulated other comprehensive (loss) into net periodic postretirement cost in 2013 is $1,573 and $(103), respectively.
The assumptions used to measure the net periodic benefit cost for postretirement benefit obligations are:

	2012	2011	2010
Discount rate	5.0%	5.01%	6.10%
Current medical cost trend rate	8.0%	8.0%	8.5%
Ultimate medical cost trend rate	5.0%	5.0%	5.0%
Medical cost trend rate decreases to ultimate in year	2019	2018	2018

13-33

The discount rate assumption used to measure the benefit obligation was 3.62 percent in 2012 and 5.0 percent in 2011.
Estimated future benefit payments for other postretirement benefits in the five years ending June 30, 2013 through 2017 are $5,068, $5,140, $5,168, $5,245 and $5,319, respectively, and $25,438 in the aggregate for the five years ending June 30, 2018 through June 30, 2022.
A one percentage point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$221	$(185)
Effect on postretirement benefit obligation	4,135	(3,476)

Other - The Company has established nonqualified deferred compensation programs, which permit officers, directors and certain management employees annually to elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. During 2012, 2011 and 2010, the Company recorded expense relating to deferred compensation of $4,499, $28,720 and $21,553, respectively.
The Company has invested in corporate-owned life insurance policies to assist in meeting the obligation under these programs. The policies are held in a rabbi trust and are recorded as assets of the Company.

11.	Equity
The balance of accumulated other comprehensive (loss) in shareholders' equity is comprised of the following:

	2012	2011
Foreign currency translation	$(51,125)	$316,010
Retirement benefit plans	(1,364,138)	(766,159)
Other	(637)	(841)

The balance of accumulated other comprehensive (loss) income in noncontrolling interests relates to foreign currency translation and amounted to $1,238 and $26,844, at June 30, 2012 and June 30, 2011, respectively.
Share Repurchases - The Company has a program to repurchase its common shares. In August 2011, the Board of Directors of the Company authorized the repurchase of up to 15 million shares under the program. Subject to this overall limitation, each fiscal year the Company is authorized to repurchase an amount of common shares equal to the greater of 7.5 million shares or five percent of the shares outstanding as of the end of the prior fiscal year. In April 2012, the Board of Directors of the Company modified the repurchase program such that, for 2012, the fiscal year limitation was eliminated and the number of shares authorized for repurchase under the program was increased to 16 million, exclusive of any shares previously repurchased during 2012. Repurchases are funded primarily from operating cash flows and commercial paper borrowings, and the shares are initially held as treasury stock. The number of common shares repurchased at the average purchase price follows:

	2012	2011	2010
Shares repurchased	6,395,866	8,008,926	441,118
Average price per share	$71.20	$86.54	$56.67

13-34

12.	Stock Incentive Plans
The Company's 2003 Stock Incentive Plan and 2009 Omnibus Stock Incentive Plan provide for the granting of share-based incentive awards in the form of nonqualified stock options, stock appreciation rights (SARs), restricted stock units (RSUs) and restricted and unrestricted stock to officers and key employees of the Company. The aggregate number of shares authorized for issuance under the 2003 Stock Incentive Plan and 2009 Omnibus Stock Incentive Plan is 13,500,000 and 5,500,000, respectively. The Company satisfies share-based incentive award obligations by issuing shares of common stock out of treasury, which have been repurchased pursuant to the Company's share repurchase program described in Note 11, or through the issuance of previously unissued common stock.
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
The fair value of each stock option and SAR award granted in 2012, 2011 and 2010 was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2012	2011	2010
Risk-free interest rate	0.9%	1.5%	2.9%
Expected life of award	5.2 yrs	5.2 yrs	5.3 yrs
Expected dividend yield of stock	1.6%	1.5%	1.4%
Expected volatility of stock	37.3%	35.9%	34.5%
Weighted-average fair value	$20.30	$18.70	$15.77

The risk-free interest rate was based on U.S. Treasury yields with a term similar to the expected life of the award. The expected life of the award was derived by referring to actual exercise and post-vesting employment termination experience. The expected dividend yield was based on the Company's historical dividend rate and stock price over a period similar to the expected life of the award. The expected volatility of stock was derived by referring to changes in the Company's historical common stock prices over a timeframe similar to the expected life of the award.
Stock option and SAR activity during 2012 is as follows (aggregate intrinsic value in millions):

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term		Aggregate Intrinsic Value
Outstanding June 30, 2011	13,229,118	$52.44
Granted	950,624	69.75
Exercised	(1,332,688)	42.43
Canceled	(48,728)	58.90
Outstanding June 30, 2012	12,798,326	$54.74	5.0	years	$284.6
Exercisable June 30, 2012	10,023,736	$53.18	4.1	years	$238.4

A summary of the status and changes of shares subject to stock option and SAR awards and the related average price per share follows:

13-35

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested June 30, 2011	4,119,705	$16.84
Granted	950,624	20.30
Vested	(2,254,933)	16.80
Canceled	(40,806)	16.95
Nonvested June 30, 2012	2,774,590	$18.06

At June 30, 2012, $11,056 of expense with respect to nonvested stock option and SAR awards has yet to be recognized and will be amortized into expense over a weighted-average period of approximately 14 months. The total fair value of shares vested during 2012, 2011 and 2010 was $37,885, $45,635 and $40,494, respectively.
Information related to stock options and SAR awards exercised during 2012, 2011 and 2010 is as follows:

	2012	2011	2010
Net cash proceeds	$10,599	$25,862	$10,307
Intrinsic value	57,567	163,752	45,424
Income tax benefit	14,008	42,546	14,031

During 2012, 2011 and 2010, the Company recognized stock-based compensation expense of $26,585, $36,617 and $44,415, respectively, relating to stock option and SAR awards. The Company derives a tax deduction measured by the excess of the market value over the grant price at the date stock-based awards are exercised. The related tax benefit is credited to additional capital as the Company is currently in a windfall tax benefit position.
Shares surrendered upon exercise of stock options and SARs: 2012 - 321,266; 2011 - 2,447,908; 2010 - 606,554.

RSUs - RSUs constitute an agreement to deliver shares of common stock to the participant at the end of a vesting period. Generally, the RSUs vest and the underlying stock is issued ratably over a three-year graded vesting period. Unvested RSUs may not be transferred and do not have dividend or voting rights. For each unvested RSU, recipients are entitled to receive a dividend equivalent, payable in cash or common shares, equal to the cash dividend per share paid to common shareholders.
The Company began granting RSUs in 2011 and the fair value of each RSU award was based on the fair market value of the Company's common stock on the date of grant. A summary of the status and changes of shares subject to RSU awards and the related average price per share follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested June 30, 2011	415,175	$62.55
Granted	186,658	70.15
Vested	(138,588)	62.35
Canceled	(12,304)	65.20
Nonvested June 30, 2012	450,941	$65.69

During 2012 and 2011, the Company recognized stock-based compensation expense of $12,393 and $12,243, respectively, relating to the RSU awards. At June 30, 2012, $12,658 of expense with respect to nonvested RSU awards has yet to be recognized and will be amortized into expense over a weighted-average period of approximately 17 months. The total fair value of RSU awards vested during 2012 and 2011 was $8,642 and $20, respectively. The Company recognized a tax benefit of $1,673 relating to the issuance of common stock for RSU awards that vested during 2012.
LTIP/Restricted Stock - The Company's Long Term Incentive Plans (LTIP) provide for the issuance of unrestricted stock to certain officers and key employees based on the attainment of certain goals relating to the Company's revenue growth, earnings per share growth and return on invested capital during the three-year performance period. No dividends or dividend equivalents are paid on unearned shares. For awards granted prior to the 2010-11-12 LTIP, restricted stock was earned and awarded, and an estimated value was accrued, based upon attainment of criteria specified in the LTIP over the cumulative years

13-36

of each 3-year plan. The shares of restricted stock issued to plan participants after the end of the performance period are entitled to cash dividends and to vote their respective shares, but transferability of the restricted stock is restricted for three years following issuance.
For the payout in 2010, in lieu of restricted stock, the participant could elect to receive the LTIP payout as a deferred cash contribution. Retired participants received the 2010 LTIP payout in cash.

Restricted Stock for LTIP	2012	2011	2010
LTIP 3-year plan	2009-10-11	2008-09-10	2007-08-09
Number of shares issued	243,266	157,491	68,172
Average share value on date of issuance	$69.10	$62.35	$48.58
Total value	$16,810	$9,820	$3,312

Under the Company's 2010-11-12 LTIP, a payout of unrestricted stock will be issued in August 2012.
The fair value of each LTIP award granted in 2012, 2011 and 2010 was based on the fair market value of the Company's common stock on the date of grant. A summary of the status and changes of shares relating to the LTIP and the related average price per share follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested June 30, 2011	1,130,457	$64.50
Granted	274,185	82.37
Vested	(202,897)	65.26
Canceled	(41,903)	66.68
Nonvested June 30, 2012	1,159,842	$68.51

During 2012, 2011 and 2010, the Company recorded stock-based compensation expense of $41,886, $24,378 and $15,018, respectively, relating to the LTIP.
Shares surrendered in connection with the LTIP: 2012- 76,427; 2011- 126,462; 2010 - 83,991.
In 2012, 2011 and 2010, 15,010, 17,820 and 20,000 restricted shares, respectively, were issued to certain non-employee members of the Board of Directors. Transferability of these shares is restricted for one to three years following issuance. In addition, prior to 2012 non-employee members of the Board of Directors were given the opportunity to receive all or a portion of their fees in restricted shares. These shares vest ratably, on an annual basis, over the term of office of the director. In 2011 and 2010, 2,400 and 4,578 restricted shares, respectively, were issued in lieu of directors' fees.
During 2012, 2011 and 2010, the Company recognized a tax benefit (cost) of $426, $277, and $(333), respectively, relating to the LTIP and restricted stock issued to non-employee members of the Board of Directors.
At June 30, 2012, the Company had approximately 21 million common shares reserved for issuance in connection with its stock incentive plans.

13.	Shareholders' Protection Rights Agreement
On January 25, 2007, the Board of Directors of the Company declared a dividend of one Shareholders' Right for each common share outstanding on February 17, 2007 in relation to the Company's Shareholders Protection Rights Agreement. As of June 30, 2012, 149,630,598 common shares were reserved for issuance under this Agreement. Under certain conditions involving acquisition of, or an offer for, 15 percent or more of the Company's common shares, all holders of Shareholders' Rights would be entitled to purchase one common share at an exercise price currently set at $160. In addition, in certain circumstances, all holders of Shareholders' Rights (other than the acquiring entity) would be entitled to purchase a number of common shares equal to twice the exercise price, or at the option of the Board, to exchange each Shareholders' Right for one common share. The Shareholders' Rights remain in existence until February 17, 2017, unless extended by the Board of Directors or earlier redeemed (at one cent per Shareholders' Right), exercised or exchanged under the terms of the agreement. In the event of an unfriendly business combination attempt, the Shareholders' Rights will cause substantial dilution to the person attempting the business combination. The Shareholders' Rights should not interfere with any merger or other business combination that is in the best interest of the Company and its shareholders since the Shareholders' Rights may be redeemed.

13-37

14.	Research and Development
Research and development costs amounted to $365,703 in 2012, $359,456 in 2011 and $316,181 in 2010. These amounts include both costs incurred by the Company related to independent research and development initiatives as well as costs incurred in connection with research and development contracts. Costs incurred in connection with research and development contracts amounted to $43,658 in 2012, $61,327 in 2011 and $40,277 in 2010. These costs are included in the total research and development cost for each of the respective years.

15.	Financial Instruments
The Company's financial instruments consist primarily of cash and cash equivalents, long-term investments, and accounts receivable, net as well as obligations under accounts payable, trade, notes payable and long-term debt. Due to their short-term nature, the carrying values for cash and cash equivalents, accounts receivable, net, accounts payable, trade and notes payable approximate fair value. The carrying value of long-term debt (excluding capital leases) was $1,728,983 and $1,765,892 at June 30, 2012 and June 30, 2011, respectively, and was estimated to have a fair value of $2,005,887 and $1,902,221 at June 30, 2012 and June 30, 2011, respectively. The fair value of long-term debt was estimated using discounted cash flow analyses based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.
The Company utilizes derivative and non-derivative financial instruments, including forward exchange contracts, costless collar contracts, cross-currency swap contracts and certain foreign denominated debt designated as net investment hedges, to manage foreign currency transaction and translation risk. The derivative financial instrument contracts are with major investment grade financial institutions and the Company does not anticipate any material non-performance by any of the counterparties. The Company does not hold or issue derivative financial instruments for trading purposes.
The Company's Euro bonds and Japanese Yen credit facility have been designated as a hedge of the Company's net investment in certain foreign subsidiaries. The translation of the Euro bonds and Japanese Yen credit facility into U.S. dollars is recorded in accumulated other comprehensive income (loss) and remains there until the underlying net investment is sold or substantially liquidated.
Derivative financial instruments are recognized on the balance sheet as either assets or liabilities and are measured at fair value. Derivatives consist of forward exchange, costless collar and cross-currency swap contracts the fair value of which is calculated using market observable inputs including both spot and forward prices for the same underlying currencies. The fair value of the cross-currency swap contracts is calculated using a present value cash flow model that has been adjusted to reflect the credit risk of either the Company or the counterparty.
Gains or losses on derivatives that are not hedges are adjusted to fair value through the cost of sales caption in the Consolidated Statement of Income. Gains or losses on derivatives that are hedges are adjusted to fair value through accumulated other comprehensive income (loss) in the Consolidated Balance Sheet until the hedged item is recognized in earnings.

The location and fair value of derivative financial instruments reported in the Consolidated Balance Sheet are as follows:

	Balance Sheet Caption	2012	2011
Net investment hedges
Cross-currency swap contracts	Other liabilities	$2,008	$36,582
Cash flow hedges
Costless collar contracts	Accounts receivable	2,466	638
Forward exchange contracts	Accounts receivable	1,887	—
Costless collar contracts	Other accrued liabilities	552	2,979

The fair values at June 30, 2012 and 2011 are classified within Level 2 of the fair value hierarchy. There are no other financial assets or liabilities that are marked to market on a recurring basis. Fair values are transferred between levels of the fair value hierarchy when facts and circumstances indicate that a change in the method of estimating the fair value of a financial asset or financial liability is warranted.

13-38

The cross-currency swap contracts have been designated as hedging instruments. The forward exchange and costless collar contracts have not been designated as hedging instruments and are considered to be economic hedges of forecasted transactions.
Gains (losses) on derivative financial instruments that were recorded in the Consolidated Statement of Income are as follows:

	2012	2011	2010
Forward exchange contracts	$(4,156)	$19,048	$—
Costless collar contracts	5,111	(6,624)	(4,897)

Gains (losses) on derivative and non-derivative financial instruments that were recorded in accumulated other comprehensive income (loss) in the Consolidated Balance Sheet are as follows:

	2012	2011
Cross-currency swap contracts	$21,359	$(22,600)
Foreign denominated debt	22,039	(50,581)

There was no ineffectiveness of the cross-currency swap contracts or foreign denominated debt, nor were any portion of these financial instruments excluded from the effectiveness testing, during 2012, 2011 and 2010.

16.	Contingencies
The Company is involved in various litigation matters arising in the normal course of business, including proceedings based on product liability claims, workers' compensation claims and alleged violations of various environmental laws. The Company is self-insured in the United States for health care, workers' compensation, general liability and product liability up to predetermined amounts, above which third party insurance applies. Management regularly reviews the probable outcome of these proceedings, the expenses expected to be incurred, the availability and limits of the insurance coverage, and the established accruals for liabilities. While the outcome of pending proceedings cannot be predicted with certainty, management believes that any liabilities that may result from these proceedings will not have a material adverse effect on the Company's liquidity, financial condition or results of operations.
Environmental - The Company is currently responsible for environmental remediation at various manufacturing facilities presently or formerly operated by the Company and has been named as a “potentially responsible party,” along with other companies, at off-site waste disposal facilities and regional sites.
As of June 30, 2012, the Company had a reserve of $11,889 for environmental matters, which are probable and reasonably estimable. This reserve is recorded based upon the best estimate of costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities and the amount of the Company's liability in proportion to other responsible parties.
The Company's estimated total liability for environmental matters ranges from a minimum of $11.9 million to a maximum of $71.5 million. The largest range for any one site is approximately $6.1 million. The actual costs to be incurred by the Company will be dependent on final determination of contamination and required remedial action, negotiations with governmental authorities with respect to cleanup levels, changes in regulatory requirements, innovations in investigatory and remedial technologies, effectiveness of remedial technologies employed, the ability of other responsible parties to pay, and any insurance or other third-party recoveries.

13-39

17.	Quarterly Information (Unaudited)

2012	1st	2nd	3rd	4th	Total
Net sales	$3,233,881	$3,106,832	$3,393,563	$3,411,666	$13,145,942
Gross profit	819,439	725,510	803,248	839,408	3,187,605
Net income attributable to common shareholders	297,018	240,766	312,074	301,965	1,151,823
Diluted earnings per share	1.91	1.56	2.01	1.96	7.45

2011	1st	2nd	3rd	4th	Total
Net sales	$2,829,273	$2,866,664	$3,240,103	$3,409,830	$12,345,870
Gross profit	691,399	670,936	777,020	819,058	2,958,413
Net income attributable to common shareholders	247,171	230,180	279,589	292,190	1,049,130
Diluted earnings per share	1.51	1.39	1.68	1.79	6.37

Earnings per share amounts are computed independently for each of the quarters presented, therefore, the sum of the quarterly earnings per share amounts may not equal the total computed for the year.

18.	Stock Prices and Dividends (Unaudited)

(In dollars)		1st	2nd	3rd	4th	Total
2012	High	$92.01	$85.84	$91.47	$89.45	$92.01
	Low	60.36	59.26	76.92	71.90	59.26
	Dividends	0.37	0.37	0.39	0.41	1.54

2011	High	$72.12	$87.36	$95.00	$99.40	$99.40
	Low	54.26	67.52	82.80	83.65	54.26
	Dividends	0.27	0.29	0.32	0.37	1.25

2010	High	$55.89	$59.36	$66.71	$72.50	$72.50
	Low	39.53	49.36	53.50	55.18	39.53
	Dividends	0.25	0.25	0.25	0.26	1.01

Common Stock Listing: New York Stock Exchange, Stock Symbol PH

13-40

Management's Report On Internal Control Over Financial Reporting
Our management, including the principal executive officer and the principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). We assessed the effectiveness of our internal control over financial reporting as of June 30, 2012. In making this assessment, we used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control-Integrated Framework.” We concluded that based on our assessment, the Company's internal control over financial reporting was effective as of June 30, 2012.
Deloitte & Touche LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements, has issued an attestation report on the Company's internal control over financial reporting as of June 30, 2012, which is included herein.

/s/ Donald E. Washkewicz	/s/ Jon P. Marten
Chairman, Chief Executive Officer and President	Executive Vice President - Finance & Administration and Chief Financial Officer

13-41

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Parker-Hannifin Corporation:
We have audited the accompanying consolidated balance sheets of Parker-Hannifin Corporation and subsidiaries (the "Company") as of June 30, 2012 and 2011, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended June 30, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(1). We also have audited the Company's internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.
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
A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parker-Hannifin Corporation and subsidiaries as of June 30, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP

Cleveland, Ohio
August 24, 2012

13-42

Five-Year Financial Summary

(Amounts in thousands, except per share information)	2012	2011	2010	2009	2008
Net sales	$13,145,942	$12,345,870	$9,993,166	$10,309,015	$12,145,605
Cost of sales	9,958,337	9,387,457	7,847,067	8,181,348	9,339,072
Selling, general and administrative expenses	1,519,316	1,467,773	1,277,080	1,290,379	1,364,082
Interest expense	92,790	99,704	103,599	112,071	98,996
Income taxes	421,206	356,751	198,452	172,939	377,058
Net Income attributable to common shareholders	1,151,823	1,049,130	554,065	508,515	949,466
Basic earnings per share	7.62	6.51	3.44	3.15	5.64
Diluted earnings per share	$7.45	$6.37	$3.40	$3.13	$5.53
Average number of shares outstanding - Basic	151,222	161,126	160,910	161,564	168,285
Average number of shares outstanding - Diluted	154,665	164,798	162,902	162,719	171,644
Cash dividends per share	$1.540	$1.250	$1.010	$1.000	$0.84
Net income attributable to common shareholders as a percent of net sales	8.8%	8.5%	5.5%	4.9%	7.8%
Return on average assets	10.4%	10.1%	5.6%	5.0%	10.1%
Return on average shareholders' equity	22.4%	21.5%	12.8%	10.7%	19.1%
Book value per share	$32.72	$34.71	$27.09	$26.59	$31.35
Working capital	$2,012,101	$1,914,213	$1,383,905	$1,118,027	$1,912,369
Ratio of current assets to current liabilities	1.8	1.8	1.6	1.6	1.9
Plant and equipment, net	$1,719,968	$1,797,179	$1,697,881	$1,880,554	$1,926,522
Total assets	11,170,282	10,886,805	9,910,382	9,855,902	10,386,854
Long-term debt	1,503,946	1,691,086	1,413,634	1,839,705	1,952,452
Shareholders' equity	$4,896,515	$5,383,854	$4,367,965	$4,268,199	$5,251,553
Debt to debt-shareholders' equity percent	26.1%	24.7%	28.9%	35.2%	28.3%
Depreciation	$210,508	$229,238	$245,295	$252,599	$257,570
Capital expenditures	$218,817	$207,294	$129,222	$270,733	$280,327
Number of employees	59,331	58,409	54,794	51,639	61,722
Number of shares outstanding at year-end	149,631	155,091	161,256	160,489	167,512

13-43