Form 10-K, Exhibit 13
period 2013-06-30
PARKER HANNIFIN CORP
filed 2013-08-29
CIK 76334

Exhibit (13) to Report
On Form 10-K for Fiscal
Year Ended June 30, 2013
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

•
changes in business relationships with and purchases by or from major customers, suppliers or distributors, including delays or cancellations in shipments, disputes regarding contract terms or significant changes in financial condition, changes in contract cost and revenue estimates for new development programs, and changes in product mix;

•	ability to identify acceptable strategic acquisition targets;

•
uncertainties surrounding timing, successful completion or integration of acquisitions and similar transactions, including the anticipated closing of the previously announced joint venture with GE Aviation;

•
the determination to undertake business realignment activities and the expected costs thereof and, if undertaken, the ability to complete such activities and realize the anticipated cost savings from such activities;

•	ability to realize anticipated benefits of the consolidation of the Climate & Industrial Controls Group;

•	threats associated with and efforts to combat terrorism;

•	uncertainties surrounding the ultimate resolution of outstanding legal proceedings, including the outcome of any appeals;

•	competitive market conditions and resulting effects on sales and pricing;

•	increases in raw material costs that cannot be recovered in product pricing;

•	the Company's ability to manage costs related to insurance and employee retirement and health care benefits; and

•
global economic factors, including manufacturing activity, air travel trends, currency exchange rates, difficulties entering new markets and general economic conditions such as inflation, deflation, interest rates and credit availability.

The Company makes these statements as of the date of the filing of its Annual Report on Form 10-K for the year ended June 30, 2013, and undertakes no obligation to update them unless otherwise required by law.

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
A PMI above 50 indicates that the manufacturing activity specific to a region of the world in the mobile and industrial markets is expanding. A PMI below 50 indicates the opposite. Recent PMI levels for some regions around the world were as follows:

	June 30, 2013	March 31, 2013	June 30, 2012
United States	50.9	51.3	49.7
Eurozone countries	48.8	46.8	45.1
China	48.2	51.6	48.2

Global aircraft miles flown increased one percent from the comparable 2012 level and global revenue passenger miles increased two percent from the comparable 2012 level. The Company anticipates that U.S. Department of Defense spending with regards to appropriations, and operations and maintenance for the U.S. Government's fiscal year 2014 will decrease by one percent from the comparable fiscal 2013 level.

Housing starts in June 2013 were approximately 10 percent higher than housing starts in June 2012 and were approximately 19 percent lower than housing starts in March 2013.

The Company has remained focused on maintaining its financial strength by adjusting its cost structure to reflect changing demand levels, maintaining a strong balance sheet and managing its cash. The Company continues to generate substantial cash flows from operations, has controlled capital spending and has proactively managed working capital. The Company has been able to borrow needed funds at affordable interest rates and had a debt to debt-shareholders' equity ratio of 33.0 percent at June 30, 2013 compared to 35.9 percent at March 31, 2013 and 26.1 percent at June 30, 2012. Net of cash and cash equivalents, the debt to debt-shareholders' equity ratio was 15.4 percent at June 30, 2013 compared to 19.9 percent at March 31, 2013 and 15.4 percent at June 30, 2012.

The Company believes many opportunities for growth are available. The Company intends to focus primarily on business opportunities in the areas of energy, water, food, environment, defense, life sciences, infrastructure and transportation.

13-2

The Company believes it can meet its strategic objectives by:

•	Serving the customer;

•	Successfully executing its Win Strategy initiatives relating to premier customer service, financial performance and profitable growth;

•	Maintaining its decentralized division and sales company structure;

•	Fostering an entrepreneurial culture;

•	Engineering innovative systems and products to provide superior customer value through improved service, efficiency and productivity;

•	Delivering products, systems and services that have demonstrable savings to customers and are priced by the value they deliver;

•	Acquiring strategic businesses;

•	Organizing around targeted regions, technologies and markets;

•	Driving efficiency by implementing lean enterprise principles; and

•	Creating a culture of empowerment through its values, inclusion and diversity, accountability and teamwork.
During fiscal 2013, the Company completed eight acquisitions whose aggregate sales for their most recent fiscal year prior to acquisition were $484 million. Acquisitions will continue to be considered from time to time to the extent there is a strong strategic fit, while at the same time maintaining the Company’s strong financial position. During fiscal 2013, the Company divested the automotive businesses of the Mobile Climate Systems division and the Turkey refrigeration components business. Both of the divested businesses were part of the Climate & Industrial Controls Segment. The Company recognized a net pre-tax gain of approximately $18 million related to these divestitures. The Company will continue to assess its existing businesses and initiate efforts to divest businesses that are not considered to be a good long-term strategic fit for the Company. Future business divestitures could have a negative effect on the Company’s results of operations.

The discussion below is structured to separately discuss each of the financial statements presented on pages 13-13 to 13-18. All year references are to fiscal years.

Discussion of Consolidated Statement of Income

The Consolidated Statement of Income summarizes the Company's operating performance over the last three fiscal years.

(dollars in millions)	2013	2012	2011
Net sales	$13,016	$13,146	$12,346
Gross profit margin	22.5%	24.2%	24.0%
Selling, general and administrative expenses	$1,555	$1,519	$1,468
Selling, general and administrative expenses, as a percent of sales	11.9%	11.6%	11.9%
Interest expense	$92	$93	$100
Other (income) expense, net	(18)	1	(15)
(Gain) on disposal of assets	(10)	(2)	(8)
Effective tax rate	27.6%	26.7%	25.2%
Net income attributable to common shareholders	$948	$1,152	$1,049

Net sales in 2013 were 1.0 percent lower than 2012. Acquisitions made in the last 12 months contributed approximately $448 million in sales in 2013 and the effect of currency rate changes decreased net sales in 2013 by approximately $140 million. Excluding the effect of acquisitions and currency rate changes, net sales in 2013 were 3.3 percent lower than 2012. The decrease in sales in 2013 is primarily due to lower volume experienced in the Industrial Segment.

Net sales in 2012 were 6.5 percent higher than 2011. The increase in sales in 2012 primarily reflects higher volume in the Industrial and Aerospace Segments. Acquisitions contributed approximately $72 million in sales in 2012. The effect of currency rate changes decreased net sales in 2012 by approximately $102 million.

13-3

Gross profit margin decreased in 2013 primarily due to higher defined benefit costs in all segments, operating inefficiencies in the Industrial Segment and higher engineering development costs in the Aerospace Segment. Gross profit margin was higher in 2012 primarily due to the higher sales volume in the Industrial North American businesses and the Aerospace Segment. Included in gross profit in 2013, 2012 and 2011 were business realignment charges of $8.4 million, $12.7 million and $15.3 million, respectively.

Selling, general and administrative expenses increased 2.3 percent in 2013 and increased 3.5 percent in 2012. The increase in 2013 was primarily due to higher amortization expense and charitable contributions, partially offset by lower net expenses associated with the Company's incentive and deferred compensation programs. The increase in 2012 was primarily due to the higher sales volume as well as higher expenses associated with the Company's incentive and deferred compensation programs.

Interest expense in 2013 decreased primarily due to a lower average interest rate in the debt portfolio during the latter part of 2013 than the debt portfolio during the latter half of 2012 more than offsetting the effect of higher weighted-average borrowings and interest rates on commercial paper borrowings. Interest expense in 2012 decreased primarily due to lower average debt outstanding as well as lower weighted-average interest rates on commercial paper borrowings.

Other (income) expense, net in 2012 included $8.3 million of expense related to historical tax credits. Other (income) expense, net in 2011 included $10.9 million of income related to insurance recoveries.

(Gain) on disposal of assets in 2013 includes a net gain of $14.7 million resulting from business divestiture activity. (Gain) on disposal of assets in 2012 included $3.7 million of gains from asset sales. (Gain) on disposal of assets in 2011 included income of $3.8 million related to insurance recoveries for expenses incurred related to a previously divested business, $3.8 million of expense related to asset writedowns and $7.5 million of gains from asset sales.

Effective tax rate in 2013 and 2012 was higher primarily due to an unfavorable geographical mix of earnings. Effective tax rate in 2013 was favorably impacted by the enactment of the American Taxpayer Relief Act on January 2, 2013. Effective tax rate in 2012 was favorably impacted by the settlement of tax audits.

Discussion of Business Segment Information
The Business Segment information presents sales, operating income and assets on a basis that is consistent with the manner in which the Company's various businesses are managed for internal review and decision-making. See Note 1 to the Consolidated Financial Statements for a description of the Company's reportable business segments and a discussion of the recent consolidation of the Company's reportable business segments, effective for fiscal periods after June 30, 2013.

Industrial Segment (dollars in millions)

	2013	2012	2011
Sales
North America	$5,051	$5,041	$4,517
International	4,868	5,034	4,917
Operating income
North America	845	895	746
International	584	733	754
Operating income as a percent of sales
North America	16.7%	17.8%	16.5%
International	12.0%	14.6%	15.3%
Backlog	$1,693	$1,814	$1,907
Assets	8,780	7,991	8,414
Return on average assets	17.0%	19.8%	19.1%

Sales in 2013 for the Industrial North American operations increased slightly from 2012 compared to an increase of 11.6 percent from 2011 to 2012. Acquisitions completed within the last 12 months contributed approximately $217 million in net sales in 2013. Excluding acquisitions, sales in 2013 decreased 4.1 percent from 2012 reflecting lower demand from distributors as well as from end-users in most markets with the largest decline occurring in the construction equipment, oil and gas, mining, heavy-duty truck and machine tool markets.

13-4

The increase in sales in 2012 reflects higher demand from distributors and higher end-user demand in a number of markets, particularly in the heavy-duty truck, construction equipment, farm and agriculture equipment, oil and gas and machine tools markets.

Sales in the Industrial International operations decreased 3.3 percent in 2013 following an increase of 2.4 percent from 2011 to 2012. Acquisitions completed within the last 12 months contributed approximately $231 million in net sales in 2013, most of which related to Europe. The effect of currency rate fluctuations decreased 2013 net sales by approximately $137 million, half of which related to Europe, a quarter of which related to the Asia Pacific region and a quarter of which related to Latin America. Excluding acquisitions and the effect of currency rate changes, sales in the Industrial International operations decreased 5.2 percent from 2012, primarily due to lower volume across most markets in all regions with the largest decrease equally distributed between Europe and the Asia Pacific region. The sales increase in 2012 is primarily due to higher volume experienced in Europe.

The decrease in operating margins in 2013 in the Industrial North American operations is primarily due to an unfavorable product mix and operating inefficiencies resulting from the decrease in sales volume, partially offset by the favorable effect of lower raw material prices. The decrease in operating margins in 2013 in the Industrial International operations is primarily due to the lower sales volume, resulting in operating inefficiencies, as well as the impact of integration costs related to 2013 acquisitions. Operating margins in 2012 in the Industrial North American operations were higher than the prior year primarily due to the higher sales volume, resulting in manufacturing efficiencies. Industrial International operating margins in 2012 were lower than the prior year primarily due to operating inefficiencies resulting from the decline in the rate of sales growth between 2011 and 2012, especially in Europe and the Asia Pacific region, as well as an unfavorable product mix.

The following business realignment expenses are included in Industrial North America and Industrial International operating income:

(dollars in thousands)	2013	2012	2011
Industrial North America	$2,342	$3,355	$4,223
Industrial International	8,973	9,711	11,204

The business realignment charges consist primarily of severance costs resulting from plant closures as well as general reductions in work force. The Industrial North America business realignment charges for 2012 also include expenses associated with enhanced retirement benefits. The Company does not anticipate that cost savings realized from the work force reductions taken during 2013 will have a material impact on future operating margins. In 2014, the Company expects to take actions necessary to structure appropriately the operations of the Industrial Segment. Such actions are expected to result in approximately $95 million in business realignment charges in 2014.

The Company anticipates Industrial North American sales for 2014 will range between being flat to increasing 5.0 percent from the 2013 level and Industrial International sales for 2014 will range between being flat to increasing 4.8 percent from the 2013 level. Industrial North American operating margins in 2014 are expected to range from 16.5 percent to 17.1 percent and Industrial International margins are expected to range from 10.3 percent to 10.7 percent. The change in sales and operating margins between 2013 and 2014 include the businesses of the Climate & Industrial Controls Segment, which has been consolidated into the Industrial Segment effective July 1, 2013.

The decline in total Industrial Segment backlog in 2013 is primarily due to lower order rates in both the Industrial North American and Industrial International businesses partially offset by an increase in backlog from acquisitions. The decline in total Industrial Segment backlog in 2012 is primarily due to lower order rates in the Industrial International businesses, especially in Europe and the Asia Pacific region, more than offsetting higher order rates in the Industrial North American businesses.

The increase in assets in 2013 was primarily due to acquisitions as well as increases in plant and equipment, net and cash and cash equivalents, partially offset by the effect of currency fluctuations as well as decreases in inventory and intangible assets, net. The decrease in assets in 2012 was primarily due to the effect of currency fluctuations as well as decreases in cash and cash equivalents, inventory, intangible assets, net and deferred taxes partially offset by an increase in accounts receivable, net.

13-5

Aerospace Segment (dollars in millions)

	2013	2012	2011
Sales	$2,268	$2,103	$1,922
Operating income	280	290	247
Operating income as a percent of sales	12.4%	13.8%	12.9%
Backlog	$1,936	$1,862	$1,702
Assets	1,140	1,033	995
Return on average assets	25.8%	28.6%	25.9%

Sales in 2013 increased 7.8 percent compared to an increase of 9.4 percent from 2011 to 2012. The increase in net sales in 2013 is primarily due to higher volume in all businesses with the largest increase being experienced in the commercial and military original equipment manufacturer (OEM) businesses. The increase in net sales in 2012 is primarily due to higher volume in both the commercial and military OEM and aftermarket businesses.

The lower margin in 2013 is primarily due to higher engineering development costs, including fuel cell development, more than offsetting the benefit of the higher sales volume. The higher margin in 2012 is primarily due to the higher sales volume, particularly in the higher margin commercial aftermarket business, partially offset by higher engineering development costs.

The increase in backlog in 2013 is primarily due to higher commercial and military OEM orders and commercial aftermarket orders partially offset by lower military aftermarket orders. The increase in backlog in 2012 is primarily due to higher order rates in the military OEM businesses.

For 2014, sales are expected to range from being flat to increasing 4.0 percent from the 2013 level and operating margins are expected to range from 12.4 percent to 13.4 percent. A higher concentration of commercial OEM volume in future product mix and higher than expected new product development costs could result in lower margins. The change in sales and operating margins between 2013 and 2014 include the impact of the anticipated formation of the previously announced joint venture with GE Aviation.

The increase in assets in 2013 and 2012 was primarily due to increases in accounts receivable, net, inventory and intangible assets, net.

Climate & Industrial Controls Segment
(dollars in millions)

	2013	2012	2011
Sales	$830	$968	$990
Operating income	82	84	76
Operating income as a percent of sales	9.9%	8.7%	7.7%
Backlog	$110	$160	$171
Assets	608	705	725
Return on average assets	12.5%	11.8%	10.7%

Sales in 2013 decreased 14.3 percent compared to a decrease of 2.3 percent from 2011 to 2012. The decrease in sales in 2013 is primarily due to the absence of sales from businesses divested in 2013 as well as lower volume in the commercial refrigeration and air conditioning markets. The decrease in sales in 2012 is primarily due to lower end-user demand in the commercial refrigeration and residential air conditioning markets, partially offset by an increase in volume in the automotive and heavy-duty truck markets. Operating margins in 2013 and 2012 were higher primarily due to spending control efforts and lower material costs more than offsetting the impact of the lower sales volume and an unfavorable product mix.

13-6

The decrease in assets in 2013 was primarily due to the absence of assets from businesses divested in 2013. The decrease in assets in 2012 was primarily due to the effect of currency fluctuations as well as decreases in inventory, plant and equipment, net, and intangible assets, net.

Corporate assets increased 39.7 percent in 2013 compared to an increase of 91.3 percent from 2011 to 2012. The change in Corporate assets in 2013 and 2012 was primarily due to fluctuations in the amount of cash and cash equivalents and deferred taxes.

Discussion of Consolidated Balance Sheet
The Consolidated Balance Sheet shows the Company's financial position at year-end, compared with the previous year-end. This discussion provides information to assist in assessing factors such as the Company's liquidity and financial resources.

(dollars in millions)	2013	2012
Cash and cash equivalents	$1,781	$838
Accounts receivable, net	2,063	1,992
Inventories	1,377	1,401
Notes payable and long-term debt payable within one year	1,334	226
Pensions and postretirement benefits	1,372	1,910
Shareholders' equity	5,738	4,897
Working capital	$2,011	$2,012
Current ratio	1.6	1.8
Cash and cash equivalents include $1,655 million and $629 million held by the Company's foreign subsidiaries at June 30, 2013 and June 30, 2012, respectively. Generally, cash and cash equivalents held by foreign subsidiaries are not readily available for use in the United States without adverse tax consequences. The Company's principal sources of liquidity are its cash flows provided by operating activities, commercial paper borrowings or borrowings directly from its line of credit. The Company does not believe the level of its non-U.S. cash position will have an adverse effect on working capital needs, planned growth, repayment of maturing debt, benefit plan funding, dividend payments or share repurchases.

Accounts receivable, net are primarily receivables due from customers for sales of product ($1,841 million at June 30, 2013 and $1,782 million at June 30, 2012). Days sales outstanding relating to trade receivables for the Company was 49 days in 2013 and 48 days in 2012. The Company believes that its receivables are collectible and appropriate allowances for doubtful accounts have been recorded.

Inventories decreased $24 million (which includes a decrease of $7 million from the effect of foreign currency translation) primarily due to a decrease in inventory levels in the Industrial Segment partially offset by acquisitions and an increase in inventory levels in the Aerospace Segment. Days supply of inventory on hand was 62 days in 2013 and 63 days in 2012. Days supply of inventory amount at June 30, 2012 has been revised from the amount previously presented to conform to the current calculation methodology.
Notes payable and long-term debt payable within one year increased primarily due to a higher amount of commercial paper borrowings outstanding at the end of 2013. The Company from time to time will utilize short-term intercompany loans to repay commercial paper borrowings. At times, the short-term intercompany loans are outstanding at the end of a fiscal quarter.

Pensions and postretirement benefits decreased primarily due to an increase in the funded status of the Company's defined benefit pension plans. The change in this amount is further explained in Note 10 to the Consolidated Financial Statements.

Shareholders' equity activity during 2013 included a decrease of $257 million related to share repurchases, an increase of $325 million related to pensions and postretirement benefits, and a decrease of $17 million related to foreign currency translation adjustments.

13-7

Discussion of Consolidated Statement of Cash Flows
The Consolidated Statement of Cash Flows reflects cash inflows and outflows from the Company's operating, investing and financing activities.

A summary of cash flows follows:

(dollars in millions)	2013	2012	2011
Cash provided by (used in):
Operating activities	$1,191	$1,530	$1,167
Investing activities	(810)	(376)	(245)
Financing activities	576	(823)	(916)
Effect of exchange rates	(14)	(150)	76
Net increase in cash and cash equivalents	$943	$181	$82

Cash Flows From Operating Activities decreased from 2012 primarily due to a decrease in net income as well as $226 million of voluntary cash contributions made to the Company's domestic qualified defined benefit pension plan in 2013. Cash flows from operating activities increased from 2011 primarily due to an increase in net income as well as the absence of voluntary contributions made to the Company's qualified defined benefit plans in 2012. The Company made $400 million in voluntary cash contributions to the Company's domestic qualified defined benefit plan in 2011.

Cash Flows Used In Investing Activities increased from 2012 and 2011 primarily due to an increase in acquisition activity and capital expenditures. Cash flows used in investing activities in 2013 was favorably impacted by net proceeds from business divestitures.

Cash Flows Used In Financing Activities in 2013 included the repurchase of approximately 3.0 million common shares for $257 million as compared to the repurchase of 6.4 million common shares for $455 million in 2012. In both 2013 and 2012, the Company purchased the outstanding shares not previously owned by the Company in majority-owned subsidiaries. Cash flows used in financing activities in 2013 include a higher level of commercial paper borrowings due to the increase in acquisition activity. Cash flows used in financing activities in 2012 included a borrowing and a repayment, each for Japanese Yen (JPY) 6 billion (approximately $73 million), under the terms of separate credit facilities. Cash flows used in financing activities in 2011 included the issuance of $300 million aggregate principal amount of medium-term notes and a payment of approximately $257 million related to Euro bonds, which matured in November 2010.

Dividends have been paid for 252 consecutive quarters, including a yearly increase in dividends for the last 57 fiscal years. The current annual dividend rate is $1.80.

The Company's goal is to maintain no less than an "A" rating on senior debt to ensure availability and reasonable cost of external funds. As one means of achieving this objective, the Company has established a financial goal of maintaining a ratio of debt to debt-shareholders' equity of no more than 37 percent.

Debt to Debt-Shareholders' Equity Ratio (dollars in millions)	2013	2012
Debt	$2,830	$1,730
Debt & Shareholders' Equity	8,568	6,626
Ratio	33.0%	26.1%

As of June 30, 2013, the Company had a line of credit totaling $2,000 million through a multi-currency revolving credit agreement with a group of banks, of which $669 million was available at June 30, 2013. The credit agreement expires in October 2017; however, the Company has the right to request a one-year extension of the expiration date on an annual basis, which request may result in changes to the current terms and conditions of the credit agreement. Advances from the credit agreement can be used for general corporate purposes, including acquisitions, and for the refinancing of existing indebtedness. The revolving credit agreement requires the payment of an annual facility fee, the amount of which would increase in the event the Company's credit ratings are lowered. Although a lowering of the Company's credit ratings would likely increase the cost

13-8

of future debt, it would not limit the Company's ability to use the credit agreement nor would it accelerate the repayment of any outstanding borrowings.

The Company is currently authorized to sell up to $1,850 million of short-term commercial paper notes. As of June 30, 2013, $1,331 million of commercial paper notes were outstanding and the largest amount of commercial paper notes outstanding during the last quarter of 2013 was $1,525 million.

The Company's credit agreements and indentures governing certain debt agreements contain various covenants, the violation of which would limit or preclude the use of the applicable agreements for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the applicable agreements. Based on the Company's rating level at June 30, 2013, the most restrictive financial covenant contained in the credit agreements and the indentures provides that the ratio of secured debt to net tangible assets be less than 10 percent. However, the Company currently does not have secured debt in its debt portfolio. The Company is in compliance with all covenants and expects to remain in compliance during the term of the credit agreements and indentures.

Contractual Obligations - The total amount of gross unrecognized tax benefits, including interest, for uncertain tax positions was $112.6 million at June 30, 2013. Payment of these obligations would result from settlements with worldwide taxing authorities. Due to the difficulty in determining the timing of the settlements, these obligations are not included in the following summary of the Company's fixed contractual obligations. References to Notes are to the Notes to the Consolidated Financial Statements.

(dollars in millions)	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (Note 9)	$1,498	$2	$260	$511	$725
Interest on long-term debt	803	73	140	123	467
Operating leases (Note 9)	281	86	96	38	61
Retirement benefits (Note 10)	200	150	12	12	26
Total	$2,782	$311	$508	$684	$1,279

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
The Company's debt portfolio contains variable rate debt, inherently exposing the Company to interest rate risk. The Company's objective is to maintain a 60/40 mix between fixed rate and variable rate debt thereby limiting its exposure to changes in near-term interest rates. A 100 basis point increase in near-term interest rates would increase annual interest expense on variable rate debt existing at June 30, 2013 by approximately $12.3 million.

13-9

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
The results of the Company's fiscal 2013 annual goodwill impairment test performed as of December 31, 2012 indicated that no goodwill impairment existed. The results of the Company's annual goodwill impairment test and rollforward procedures performed as of June 30, 2013 indicated that the following reporting units had an estimated fair value that the Company determined was not significantly in excess of its carrying value (dollars in millions).

Reporting Unit	Goodwill Balance	Fair Value In Excess of Carrying Value
Worldwide Energy Products	$176.0	114.2%
Hiross/Zander	102.3	107.2%
SSD Drives	45.0	104.8%
All of these reporting units are part of the Industrial Segment and the sales growth assumption had the most significant influence on the estimation of fair value.
The sales growth assumption for Worldwide Energy Products was based on future business already secured or highly likely to be secured with existing customers based on current quoting activity and forecasted demand for the oil and gas industry as well as sales initiatives to expand the use of the reporting unit's products in the oil and gas industry.
The sales growth assumption for Hiross/Zander was based on forecasted market data specific to the products this reporting unit currently manufactures as well as new product introductions and sales initiatives to expand market share.

13-10

The sales growth assumption for SSD Drives was based on market data research, historical sales trends and new product introductions.
The key uncertainty in the sales growth assumption used in the estimation of the fair value for all these reporting units is actual market demand versus forecasted demand as well as the ability to successfully introduce new products in the marketplace and expand market share.

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

Long-lived assets held for use, which primarily includes finite-lived intangible assets and property, plant and equipment, are evaluated for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use over their expected useful lives and eventual disposition are less than their carrying value. The long-term nature of these assets requires the estimation of their cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test. During 2013, there were no events or circumstances that indicated that the carrying value of the Company's long-lived assets held for use were not recoverable.

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

Assumptions are determined based on Company data and appropriate market indicators, and are evaluated each year as of the plans' measurement date. Changes in the assumptions to reflect actual experience as well as the amortization of actuarial gains and losses could result in a material change in the annual net periodic expense and benefit obligations reported in the financial statements. For the Company's domestic defined benefit plans, a 50 basis point change in the assumed long-term rate of return on plan assets is estimated to have an $11 million effect on pension expense and a 50 basis point decrease in the discount rate is estimated to increase pension expense by $27 million. As of June 30, 2013, $1,157 million of past years' net actuarial losses related to the Company's domestic qualified defined benefit plans are subject to amortization in the future. These losses will generally be amortized over approximately eight years and will negatively affect earnings in the future. Actuarial gains experienced in future years will help reduce the effect of the actuarial loss amortization.

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

13-11

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In February 2013, the Financial Accounting Standards Board (FASB) issued new accounting guidance requiring an entity to provide information about the amounts reclassified out of accumulated other comprehensive income (AOCI) by component. For items reclassified out of AOCI in their entirety, the disclosure of the income statement line where those items are reflected is also required. Cross-reference to disclosures providing additional information is required for other items not reclassified in their entirety. The guidance does not change the current requirements for reporting net income or other comprehensive income. The guidance, which must be presented prospectively, is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012.

13-12

Consolidated Statement of Income

	For the years ended June 30,
(Dollars in thousands, except per share amounts)	2013	2012	2011
Net Sales	$13,015,704	$13,145,942	$12,345,870
Cost of sales	10,086,675	9,958,337	9,387,457
Gross profit	2,929,029	3,187,605	2,958,413
Selling, general and administrative expenses	1,554,973	1,519,316	1,467,773
Interest expense	91,552	92,790	99,704
Other (income) expense, net	(18,198)	1,295	(15,075)
(Gain) on disposal of assets	(10,299)	(2,494)	(7,710)
Income before income taxes	1,311,001	1,576,698	1,413,721
Income taxes (Note 4)	362,217	421,206	356,571
Net Income	948,784	1,155,492	1,057,150
Less: Noncontrolling interest in subsidiaries' earnings	357	3,669	8,020
Net Income Attributable to Common Shareholders	$948,427	$1,151,823	$1,049,130

Earnings per Share Attributable to Common Shareholders (Note 5)
Basic earnings per share	$6.36	$7.62	$6.51
Diluted earnings per share	$6.26	$7.45	$6.37

The accompanying notes are an integral part of the financial statements.

13-13

Consolidated Statement of Comprehensive Income

	For the years ended June 30,
(Dollars in thousands)	2013	2012	2011
Net Income	$948,784	$1,155,492	$1,057,150
Less: Noncontrolling interests in subsidiaries' earnings	357	3,669	8,020
Net income attributable to common shareholders	948,427	1,151,823	1,049,130

Other comprehensive income (loss), net of tax
Foreign currency translation adjustment (net of tax of $1,239, $(11,530) and $12,675 in 2013, 2012 and 2011)	(18,974)	(392,742)	512,081
Retirement benefits plan activity (net of tax of $(195,884), $330,984 and $(144,108) in 2013, 2012 and 2011)	325,066	(597,979)	253,603
Realized loss (net of tax of $(101), $(102), and $(119) in 2013, 2012 and 2011)	204	204	212
Other comprehensive income (loss)	306,296	(990,517)	765,896
Less: Other comprehensive (loss) income for noncontrolling interests	(1,771)	(25,607)	8,325
Other comprehensive income (loss) attributable to common shareholders	308,067	(964,910)	757,571
Total Comprehensive Income Attributable to Common Shareholders	$1,256,494	$186,913	$1,806,701

The accompanying notes are an integral part of the financial statements.

13-14

Business Segment Information
By Industry

(Dollars in thousands)	2013	2012	2011
Net Sales:
Industrial:
North America	$5,050,604	$5,041,106	$4,516,510
International	4,867,758	5,034,249	4,917,007
Aerospace	2,267,715	2,102,747	1,921,984
Climate & Industrial Controls	829,627	967,840	990,369
	$13,015,704	$13,145,942	$12,345,870
Segment Operating Income:
Industrial:
North America	$845,225	$895,010	$745,544
International	583,747	733,123	754,222
Aerospace	280,286	290,135	247,126
Climate & Industrial Controls	82,227	84,274	76,134
Total segment operating income	1,791,485	2,002,542	1,823,026
Corporate administration	185,767	193,367	163,868
Income before interest expense and other	1,605,718	1,809,175	1,659,158
Interest expense	91,552	92,790	99,704
Other expense	203,165	139,687	145,733
Income before income taxes	$1,311,001	$1,576,698	$1,413,721

Assets:
Industrial	$8,779,858	$7,991,498	$8,413,552
Aerospace	1,139,967	1,033,449	995,026
Climate & Industrial Controls	608,169	704,596	724,966
Corporate (a)	2,012,904	1,440,739	753,261
	$12,540,898	$11,170,282	$10,886,805

Property Additions (b):
Industrial	$306,060	$211,778	$147,929
Aerospace	20,838	19,651	18,012
Climate & Industrial Controls	6,332	8,094	8,234
Corporate	7,105	8,223	38,495
	$340,335	$247,746	$212,670

Depreciation:
Industrial	$177,296	$171,131	$186,057
Aerospace	19,498	19,395	20,035
Climate & Industrial Controls	9,718	11,722	12,895
Corporate	7,210	8,260	10,251
	$213,722	$210,508	$229,238

13-15

(Dollars in thousands)	2013	2012	2011
By Geographic Area (c)
Net Sales:
North America	$7,844,552	$7,830,517	$7,151,390
International	5,171,152	5,315,425	5,194,480
	$13,015,704	$13,145,942	$12,345,870
Long-Lived Assets:
North America	$871,958	$867,159	$864,287
International	936,282	852,809	932,892
	$1,808,240	$1,719,968	$1,797,179

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

(b)	Includes the value of net plant and equipment at the date of acquisition of acquired companies (2013 - $74,439; 2012 - $28,929; 2011 - $5,376).

(c)
Net sales are attributed to countries based on the location of the selling unit. North America includes the United States, Canada and Mexico. No country other than the United States represents greater than 10 percent of consolidated sales. Long-lived assets are comprised of plant and equipment based on physical location.

13-16

Consolidated Balance Sheet

(Dollars in thousands)
June 30,	2013	2012
Assets
Current Assets
Cash and cash equivalents	$1,781,412	$838,317
Accounts receivable, net (Note 1)	2,062,745	1,992,284
Inventories (Notes 1 and 6):
Finished products	531,897	576,291
Work in process	733,025	692,042
Raw materials	112,483	132,399
	1,377,405	1,400,732
Prepaid expenses	182,669	137,429
Deferred income taxes (Notes 1 and 4)	126,955	129,352
Total Current Assets	5,531,186	4,498,114
Plant and equipment (Note 1):
Land and land improvements	316,360	300,852
Buildings and building equipment	1,431,358	1,401,234
Machinery and equipment	3,131,077	3,051,684
Construction in progress	120,506	95,459
	4,999,301	4,849,229
Less accumulated depreciation	3,191,061	3,129,261
	1,808,240	1,719,968
Investments and other assets (Note 1)	687,458	931,126
Intangible assets, net (Notes 1 and 7)	1,290,499	1,095,218
Goodwill (Notes 1 and 7)	3,223,515	2,925,856
Total Assets	$12,540,898	$11,170,282

Liabilities and Equity
Current Liabilities
Notes payable and long-term debt payable within one year (Notes 8 and 9)	$1,333,826	$225,589
Accounts payable, trade	1,156,002	1,194,684
Accrued payrolls and other compensation	426,996	463,889
Accrued domestic and foreign taxes	136,079	153,809
Other accrued liabilities	467,300	448,042
Total Current Liabilities	3,520,203	2,486,013
Long-term debt (Note 9)	1,495,960	1,503,946
Pensions and other postretirement benefits (Note 10)	1,372,437	1,909,755
Deferred income taxes (Notes 1 and 4)	102,920	88,091
Other liabilities	307,897	276,747
Total Liabilities	6,799,417	6,264,552
Equity (Note 11)
Shareholders' Equity
Serial preferred stock, $.50 par value, authorized 3,000,000 shares; none issued
Common stock, $.50 par value, authorized 600,000,000 shares; issued 181,046,128 shares in 2013 and 2012	90,523	90,523
Additional capital	608,752	640,249
Retained earnings	8,421,270	7,787,175
Accumulated other comprehensive (loss)	(1,107,833)	(1,415,900)
Treasury shares at cost: 31,757,604 in 2013 and 31,415,530 in 2012	(2,274,286)	(2,205,532)
Total Shareholders' Equity	5,738,426	4,896,515
Noncontrolling interests	3,055	9,215
Total Equity	5,741,481	4,905,730
Total Liabilities and Equity	$12,540,898	$11,170,282
The accompanying notes are an integral part of the financial statements.

13-17

Consolidated Statement of Cash Flows

	For the years ended June 30,
(Dollars in thousands)	2013	2012	2011
Cash Flows From Operating Activities
Net income	$948,784	$1,155,492	$1,057,150
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	213,722	210,508	229,238
Amortization	121,902	111,421	110,562
Stock incentive plan compensation	84,996	80,935	73,238
Deferred income taxes	(1,368)	(56,452)	20,715
Foreign currency transaction loss	19,497	4,300	10,470
Loss (gain) on disposal of assets	2,746	(2,494)	(7,710)
Gain on sale of businesses	(14,637)	—	—
Changes in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(21,206)	(91,091)	(259,752)
Inventories	98,518	(28,333)	(139,062)
Prepaid expenses	(47,451)	(26,981)	6,477
Other assets	(16,007)	(6,578)	(39,118)
Accounts payable, trade	(66,082)	59,692	228,164
Accrued payrolls and other compensation	(45,771)	16,003	75,405
Accrued domestic and foreign taxes	(17,054)	(70,302)	53,424
Other accrued liabilities	(62,728)	33,512	(27,726)
Pensions and other postretirement benefits	(16,691)	123,944	(281,285)
Other liabilities	9,765	16,809	56,743
Net cash provided by operating activities	1,190,935	1,530,385	1,166,933
Cash Flows From Investing Activities
Acquisitions (less cash acquired of $33,932 in 2013, $19,161 in 2012 and $385 in 2011)	(621,144)	(156,256)	(60,227)
Capital expenditures	(265,896)	(218,817)	(207,294)
Proceeds from disposal of assets	25,047	20,404	32,289
Proceeds from sale of businesses	73,515	—	—
Other	(21,367)	(21,099)	(9,706)
Net cash used in investing activities	(809,845)	(375,768)	(244,938)
Cash Flows From Financing Activities
Proceeds from exercise of stock options	32,204	10,599	25,862
Payments for common shares	(258,007)	(456,969)	(693,096)
Tax benefit from stock incentive plan compensation	66,030	16,107	42,823
Acquisition of noncontrolling interests	(1,091)	(147,441)	—
Proceeds from (payments for) notes payable, net	1,319,524	(1,961)	(18,908)
Proceeds from long-term borrowings	3,768	73,556	291,683
Payments for long-term borrowings	(331,245)	(76,757)	(358,058)
Dividends paid	(255,009)	(240,654)	(206,084)
Net cash provided by (used in) financing activities	576,174	(823,520)	(915,778)
Effect of exchange rate changes on cash	(14,169)	(150,246)	75,723
Net increase in cash and cash equivalents	943,095	180,851	81,940
Cash and cash equivalents at beginning of year	838,317	657,466	575,526
Cash and cash equivalents at end of year	$1,781,412	$838,317	$657,466
Supplemental Data:
Cash paid during the year for:
Interest	$88,084	$91,677	$99,227
Income taxes	311,988	494,378	203,539

The accompanying notes are an integral part of the financial statements.

13-18

Consolidated Statement of Equity

(Dollars in thousands)	Common Stock	Additional Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)	Treasury Shares	Noncontrolling Interests	Total
Balance June 30, 2010	$90,523	$637,442	$6,086,545	$(1,208,561)	$(1,237,984)	$91,435	$4,459,400
Net income			1,049,130			8,020	1,057,150
Other comprehensive income				757,571		8,325	765,896
Dividends paid			(202,786)			(3,298)	(206,084)
Stock incentive plan activity		30,890	(41,482)		115,662		105,070
Shares purchased at cost					(693,096)		(693,096)
Balance June 30, 2011	$90,523	$668,332	$6,891,407	$(450,990)	$(1,815,418)	$104,482	$5,488,336
Net income			1,151,823			3,669	1,155,492
Other comprehensive loss				(964,910)		(25,607)	(990,517)
Dividends paid			(233,168)			(7,486)	(240,654)
Stock incentive plan activity		45,532	(22,887)		65,266		87,911
Acquisition activity		(73,615)				(65,843)	(139,458)
Shares purchased at cost					(455,380)		(455,380)
Balance June 30, 2012	$90,523	$640,249	$7,787,175	$(1,415,900)	$(2,205,532)	$9,215	$4,905,730
Net income			948,427			357	948,784
Other comprehensive income (loss)				308,067		(1,771)	306,296
Dividends paid			(254,283)			(726)	(255,009)
Stock incentive plan activity		(34,678)	(60,049)		188,423		93,696
Acquisition activity		3,181				(4,020)	(839)
Shares purchased at cost					(257,177)		(257,177)
Balance June 30, 2013	$90,523	$608,752	$8,421,270	$(1,107,833)	$(2,274,286)	$3,055	$5,741,481

The accompanying notes are an integral part of the financial statements.

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
As of June 30, 2013, the Company operated in three business segments: Industrial, Aerospace and Climate & Industrial Controls. The Industrial Segment is an aggregation of several business units, which manufacture motion-control and fluid power system components for builders and users of various types of manufacturing, packaging, processing, transportation, agricultural, construction, and military vehicles and equipment. Industrial Segment products are marketed primarily through field sales employees and independent distributors. The Industrial North American operations have manufacturing plants and distribution networks throughout the United States, Canada and Mexico and primarily service North America. The Industrial International operations provide Parker products and services to 46 countries throughout Europe, Asia Pacific, Latin America, the Middle East and Africa.
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
The Climate & Industrial Controls Segment manufactures motion-control systems and components for use primarily in the refrigeration and air conditioning and transportation industries. The products in the Climate & Industrial Controls Segment are marketed primarily through field sales employees and independent distributors. Effective July 1, 2013, the businesses of the Climate & Industrial Controls Segment will be consolidated into various business units of the Industrial Segment. As a result of this consolidation and resulting change in management structure, beginning in fiscal 2014, the Company will have two reporting segments: Diversified Industrial and Aerospace Systems.
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

13-20

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
Accounts Receivable - The accounts receivable, net caption in the Consolidated Balance Sheet is comprised of the following components:

June 30,	2013	2012
Accounts receivable, trade	$1,855,644	$1,792,961
Allowance for doubtful accounts	(14,824)	(10,518)
Non-trade accounts receivable	110,394	84,872
Notes receivable	111,531	124,969
Total	$2,062,745	$1,992,284

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
Investments and Other Assets - Investments in joint-venture companies in which ownership is 50 percent or less and in which the Company does not have operating control are stated at cost plus the Company's equity in undistributed earnings. These investments and the related earnings are not material to the consolidated financial statements. Also included in this balance sheet caption is non-current deferred income taxes of $319,586 and $571,039 at June 30, 2013 and June 30, 2012, respectively.
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

13-21

Product Warranty - In the ordinary course of business the Company warrants its products against defect in design, materials and workmanship over various time periods. The warranty accrual at June 30, 2013 and 2012 is immaterial to the financial position of the Company and the change in the accrual during 2013, 2012 and 2011 was immaterial to the Company's results of operations and cash flows.
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
Subsequent Events - The Company has evaluated subsequent events that have occurred through the date of filing of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2013. No subsequent events occurred that required adjustment to these financial statements. In July 2013, final regulatory approval was received for a previously announced agreement to form a joint venture between the Company and GE Aviation. The joint venture is expected to be formed in fiscal 2014.
Recent Accounting Pronouncements - In February 2013, the Financial Accounting Standards Board (FASB) issued new accounting guidance requiring an entity to provide information about the amounts reclassified out of accumulated other comprehensive income (AOCI) by component. For items reclassified out of AOCI in their entirety, the disclosure of the income statement line where those items are reflected is also required. Cross-reference to disclosures providing additional information is required for other items not reclassified in their entirety. The guidance does not change the current requirements for reporting net income or other comprehensive income. The guidance, which must be presented prospectively, is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012.

2.	Acquisitions and Divestitures
Acquisitions - During 2013, the Company completed eight acquisitions whose aggregate sales for their most recent fiscal year prior to acquisition were $484 million. Total purchase price for the eight acquisitions was approximately $621 million in cash and $114 million in assumed debt.
During 2012, the Company completed four acquisitions whose aggregate sales for their most recent fiscal year prior to acquisition were $141 million. Total purchase price for the four acquisitions in 2012 was approximately $156 million in cash. Also during 2012, the Company purchased the outstanding shares not previously owned by the Company in two majority-owned subsidiaries. Total purchase price for the two majority-owned subsidiaries was $147 million in cash.
During 2011, the Company completed three acquisition whose aggregate sales for their most recent fiscal year prior to acquisition were $65 million. Total purchase price for the three acquisitions was approximately $61 million in cash.
The results of operations for all acquisitions are included as of the respective dates of acquisition. The initial purchase price allocation and subsequent purchase price adjustments for acquisitions in 2013, 2012 and 2011 are presented below. Some of the 2013 acquisitions are still subject to purchase price adjustments.

13-22

	2013	2012	2011
Assets:
Accounts receivable	$91,668	$24,833	$9,332
Inventories	93,915	29,102	7,908
Prepaid expenses	4,672	1,541	69
Deferred income taxes	(1,713)	5,679	468
Plant and equipment	74,439	28,929	5,376
Intangible and other assets	280,001	59,576	35,094
Goodwill	317,879	68,144	8,715
	860,861	217,804	66,962
Liabilities and equity:
Notes payable	11,920	1,887	—
Accounts payable, trade	46,596	7,189	2,440
Accrued payrolls and other compensation	12,099	3,672	765
Accrued domestic and foreign taxes	7,073	2,882	215
Other accrued liabilities	16,805	5,984	1,500
Long-term debt	102,122	4,365	—
Pensions and other postretirement benefits	2,125	11,396	—
Deferred income taxes	39,214	24,062	1,815
Other liabilities	689	111	—
Noncontrolling interests	1,074	—	—
	239,717	61,548	6,735
Net assets acquired	$621,144	$156,256	$60,227

Divestitures - During 2013, the Company completed several divestitures, the primary ones being the automotive businesses of its Mobile Climate Systems division and its Turkey refrigeration components business. Both of these businesses were part of the Climate & Industrial Control Segment and had combined revenues of approximately $158 million for their most recent fiscal year. The Company recorded a net pre-tax gain during 2013 of approximately $18 million related to these divestitures. The gain is reflected in the (gain) on disposal of assets caption in the Consolidated Statement of Income.

13-23

3.	Charges Related to Business Realignment
To structure its businesses in light of current and anticipated customer demand, the Company incurred business realignment charges in 2013, 2012 and 2011.
Business realignment charges by business segment are as follows:

	2013	2012	2011
Industrial	$11,315	$13,066	$15,427
Aerospace	—	—	1,024
Climate & Industrial Controls	919	1,255	—
Work force reductions by business segment are as follows:

	2013	2012	2011
Industrial	644	496	466
Aerospace	—	—	49
Climate & Industrial Controls	81	25	—
The charges primarily consist of severance costs related to plant closures as well as general work force reductions implemented by various operating units throughout the world. In addition, $1,918 of severance costs for 98 people have been recognized in connection with the Company's divestiture of its Turkey refrigeration components business and is reflected in the other expense caption in the Business Segment Information for 2013. The business realignment charges in 2012 also included charges related to enhanced retirement benefits. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital.
The business realignment charges are presented in the Consolidated Statement of Income as follows:

	2013	2012	2011
Cost of sales	$8,354	$12,669	$15,276
Selling, general and administrative expenses	3,880	1,020	1,175
Other (income) expense, net	1,918	632	—
As of June 30, 2013, approximately $10 million in severance payments had been made relating to charges incurred during 2013, with the majority of the remaining payments expected to be made by March 31, 2014. All required severance payments have been made relating to charges incurred in 2012 and 2011. Additional charges to be recognized in future periods related to the realignment actions described above are not expected to be material.

4.	Income Taxes
Income before income taxes was derived from the following sources:

	2013	2012	2011
United States	$653,622	$810,150	$681,910
Foreign	657,379	766,548	731,811
	$1,311,001	$1,576,698	$1,413,721

13-24

Income taxes include the following:

	2013	2012	2011
Federal
Current	$167,350	$255,991	$121,292
Deferred	26,523	(48,252)	34,136
Foreign
Current	176,739	191,167	193,064
Deferred	(28,472)	(29)	(24,229)
State and local
Current	19,496	30,500	21,500
Deferred	581	(8,171)	10,808
	$362,217	$421,206	$356,571

A reconciliation of the Company's effective income tax rate to the statutory Federal rate follows:

	2013	2012	2011
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes	1.0	0.9	1.8
Foreign tax rate difference	(5.8)	(5.8)	(8.7)
Cash surrender value of life insurance	(0.7)	0.1	(0.9)
Federal manufacturing deduction	(1.0)	(1.6)	(0.9)
Research tax credit	(1.1)	(0.4)	(1.1)
Other	0.2	(1.5)	—
Effective income tax rate	27.6%	26.7%	25.2%

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:

	2013	2012
Retirement benefits	$535,260	$751,676
Other liabilities and reserves	113,257	134,358
Long-term contracts	26,714	27,726
Stock-based incentive compensation	59,274	70,129
Loss carryforwards	286,180	175,571
Unrealized currency exchange gains and losses	14,639	9,057
Inventory	15,570	18,535
Foreign tax credit carryforward	25,195	19,079
Depreciation and amortization	(527,860)	(480,791)
Valuation allowance	(273,413)	(176,079)
Net deferred tax asset	$274,816	$549,261
Change in net deferred tax asset:
Provision for deferred tax	$1,368	$56,452
Items of other comprehensive (loss)	(194,746)	319,352
Acquisitions and other	(81,067)	(16,160)
Total change in net deferred tax	$(274,445)	$359,644

13-25

At June 30, 2013, the Company had recorded deferred tax assets of $286,180 resulting from $1,012,448 in loss carryforwards. A valuation allowance of $256,124 related to the loss carryforwards has been established due to the uncertainty of realizing certain deferred tax assets. Of this valuation allowance, $244,484, relates to non-operating entities whose loss carryforward utilization is considered to be remote. Some of the loss carryforwards can be carried forward indefinitely; others can be carried forward from three to 20 years.
Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of certain international operations as those earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the eventual remittance of such earnings. Accumulated undistributed earnings of foreign operations reinvested in their operations amounted to approximately $2,700,000 at June 30, 2013.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2013	2012	2011
Balance July 1	$109,735	$81,156	$82,089
Additions for tax positions related to current year	10,285	66,500	8,398
Additions for tax positions of prior years	10,719	11,047	10,015
Reductions for tax positions of prior years	(20,683)	(23,456)	(15,060)
Reductions for settlements	(4,266)	(23,434)	(7,133)
Reductions for expiration of statute of limitations	(437)	(1,636)	—
Effect of foreign currency translation	2,087	(442)	2,847
Balance June 30	$107,440	$109,735	$81,156

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $60,876, $61,601 and $78,754 as of June 30, 2013, 2012 and 2011, respectively. If recognized, a significant portion of the gross unrecognized tax benefits as of June 30, 2013 would be offset against an asset currently recorded in the Consolidated Balance Sheet. The accrued interest related to the gross unrecognized tax benefits, excluded from the amounts above, was $5,184, $3,676 and $11,331 as of June 30, 2013, 2012 and 2011, respectively.
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

13-26

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

	2013	2012	2011
Numerator:
Net income attributable to common shareholders	$948,427	$1,151,823	$1,049,130
Denominator:
Basic - weighted-average common shares	149,218,257	151,222,033	161,125,869
Increase in weighted-average common shares from dilutive effect of stock-based awards	2,369,774	3,442,477	3,672,352
Diluted - weighted-average common shares, assuming exercise of stock-based awards	151,588,031	154,664,510	164,798,221
Basic earnings per share	$6.36	$7.62	$6.51
Diluted earnings per share	$6.26	$7.45	$6.37

For 2013, 2012 and 2011, 1.3 million, 0.7 million, and 1.6 million common shares, respectively, subject to stock-based awards were excluded from the computation of diluted earnings per share because the effect of their exercise would be anti-dilutive.

6.	Inventories
Inventories valued on the last-in, first-out (LIFO) cost method were approximately 29 percent of total inventories in 2013 and 31 percent of total inventories in 2012. The current cost of these inventories exceeds their valuation determined on the LIFO basis by $207,277 in 2013 and $212,033 in 2012. Progress payments of $42,446 in 2013 and $36,087 in 2012 are netted against inventories.

7.	Goodwill and Intangible Assets
The Company's annual impairment tests performed in 2013, 2012, and 2011 resulted in no impairment loss being recognized.
The changes in the carrying amount of goodwill are as follows:

	Industrial Segment	Aerospace Segment	Climate & Industrial Controls Segment	Total
Balance June 30, 2011	$2,595,989	$98,914	$314,213	$3,009,116
Acquisitions	65,480	(193)	—	65,287
Foreign currency translation and other	(143,348)	(47)	(5,152)	(148,547)
Balance June 30, 2012	$2,518,121	$98,674	$309,061	$2,925,856
Acquisitions	316,857	—	—	316,857
Divestitures	(61)	—	(20,044)	(20,105)
Foreign currency translation and other	(1,588)	(334)	2,829	907
Balance June 30, 2013	$2,833,329	$98,340	$291,846	$3,223,515

Acquisitions represent the original goodwill allocation, purchase price adjustments, and final adjustments to the purchase price allocation for the acquisitions during the measurement period subsequent to the applicable acquisition dates. The Company's previously reported results of operations and financial position would not be materially different had the goodwill adjustments recorded during 2013 and 2012 been reflected in the same reporting period that the initial purchase price allocations for those acquisitions were made.

13-27

Divestitures represent goodwill associated with businesses divested during 2013 as more fully discussed in Note 2.
Intangible assets are amortized on a straight-line method over their legal or estimated useful life. The gross carrying value and accumulated amortization for each major category of intangible asset at June 30 are as follows:

	2013		2012
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patents	$141,160	$75,175	$118,034	$66,303
Trademarks	386,619	148,319	321,019	129,081
Customer lists and other	1,468,243	482,029	1,247,820	396,271
Total	$1,996,022	$705,523	$1,686,873	$591,655

During 2013, the Company acquired intangible assets with an initial purchase price allocation and weighted-average life as follows:

	Purchase Price Allocation	Weighted-Average Life
Patents	$21,616	16 years
Trademarks	65,280	17 years
Customer lists and other	204,461	13 years
Total	$291,357	14 years

Total intangible amortization expense in 2013, 2012 and 2011 was $118,516, $107,086 and $107,701, respectively. Estimated intangible amortization expense for the five years ending June 30, 2014 through 2018 is $117,556, $113,034, $110,292, $105,602 and $101,876, respectively.

8.	Financing Arrangements
The Company has a line of credit totaling $2,000,000 through a multi-currency revolving credit agreement with a group of banks, $668,555 of which was available at June 30, 2013. The credit agreement expires in October 2017; however, the Company has the right to request a one-year extension of the expiration date on an annual basis, which request may result in changes to the current terms and conditions of the credit agreement. Advances from the credit agreement can be used for general corporate purposes, including acquisitions, and for the refinancing of existing indebtedness. The credit agreement requires the payment of an annual facility fee, the amount of which would increase in the event the Company's credit ratings are lowered. Although a lowering of the Company's credit ratings would likely increase the cost of future debt, it would not limit the Company's ability to use the credit agreement nor would it accelerate the repayment of any outstanding borrowings.
The Company is currently authorized to sell up to $1,850,000 of short-term commercial paper notes. At June 30, 2013, $1,331,445 of commercial paper notes were outstanding. No commercial paper notes were outstanding at June 30, 2012.
In addition to commercial paper notes, notes payable includes short-term lines of credit and borrowings from foreign banks. At June 30, 2013, the Company had $83,556 in lines of credit from various foreign banks, all of which was available at June 30, 2013. Most of these agreements are renewed annually. The weighted-average interest rate on notes payable during 2013 and 2012 was 0.3 percent and 0.2 percent, respectively.
The Company's foreign locations in the ordinary course of business may enter into financial guarantees through financial institutions which enable customers to be reimbursed in the event of nonperformance by the Company.
The Company's credit agreements and indentures governing certain debt agreements contain various covenants, the violation of which would limit or preclude the use of the applicable agreements for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the applicable agreements. At the Company's present rating level, the most restrictive covenant contained in the credit agreements and the indentures provides that the ratio of secured debt to net tangible assets be less than 10 percent. As of June 30, 2013, the Company does not have any secured debt outstanding. The Company is in compliance with all covenants.

13-28

9.	Debt

June 30,	2013	2012
Domestic:
Fixed rate medium-term notes 3.50% to 6.55%, due 2018-2038	$1,175,000	$1,175,000
Fixed rate senior notes 4.875%, due 2013	—	225,000
Foreign:
Bank loans, including revolving credit 1% to 11.75%, due 2014	2,045	589
Euro bonds 4.125%, due 2016	260,200	253,220
Japanese Yen credit facility JPY Libor plus 55 bps, due 2017	60,540	75,174
Other long-term debt, including capitalized leases	556	552
Total long-term debt	1,498,341	1,729,535
Less long-term debt payable within one year	2,381	225,589
Long-term debt, net	$1,495,960	$1,503,946

Principal amounts of long-term debt payable in the five years ending June 30, 2014 through 2018 are $2,381, $215, $260,205, $60,540 and $450,000, respectively.
Lease Commitments - Future minimum rental commitments as of June 30, 2013, under non-cancelable operating leases, which expire at various dates, are as follows: 2014-$86,145; 2015-$58,816; 2016-$37,339; 2017-$23,067; 2018-$14,709 and after 2018-$60,990.
Rental expense in 2013, 2012 and 2011 was $133,478, $124,546 and $118,496, respectively.

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
A summary of the Company's defined benefit pension plans follows:

	2013	2012	2011
Benefit cost
Service cost	$107,519	$84,663	$87,676
Interest cost	174,152	185,550	176,081
Expected return on plan assets	(211,694)	(201,845)	(200,303)
Amortization of prior service cost	14,472	14,016	12,636
Amortization of unrecognized actuarial loss	200,849	105,788	109,436
Amortization of initial net obligation (asset)	22	(60)	(63)
Net periodic benefit cost	$285,320	$188,112	$185,463

13-29

	2013	2012
Change in benefit obligation
Benefit obligation at beginning of year	$4,506,521	$3,569,560
Service cost	107,519	84,663
Interest cost	174,152	185,550
Actuarial (gain) loss	(241,674)	847,628
Benefits paid	(157,838)	(152,417)
Plan amendments	11,236	3,475
Acquisitions	1,283	40,324
Foreign currency translation and other	(18,636)	(72,262)
Benefit obligation at end of year	$4,382,563	$4,506,521

Change in plan assets
Fair value of plan assets at beginning of year	$2,700,050	$2,798,417
Actual gain on plan assets	278,862	4,515
Employer contributions	291,018	68,799
Benefits paid	(157,838)	(152,417)
Acquisitions	285	28,928
Foreign currency translation and other	(15,761)	(48,192)
Fair value of plan assets at end of year	$3,096,616	$2,700,050
Funded status	$(1,285,947)	$(1,806,471)

Amounts recognized on the Consolidated Balance Sheet
Other accrued liabilities	$(20,643)	$(11,448)
Pensions and other postretirement benefits	(1,265,304)	(1,795,023)
Net amount recognized	$(1,285,947)	$(1,806,471)

Amounts recognized in Accumulated Other Comprehensive (Loss)
Net actuarial loss	$1,537,549	$2,051,178
Prior service cost	54,630	57,756
Transition obligation	166	230
Net amount recognized	$1,592,345	$2,109,164

The presentation of the amounts recognized on the Consolidated Balance Sheet and in accumulated other comprehensive (loss) is on a debit (credit) basis and excludes the effect of income taxes.
The estimated amount of net actuarial loss, prior service cost and transition obligation that will be amortized from accumulated other comprehensive (loss) into net periodic benefit pension cost in 2014 is $157,221, $11,348 and $20, respectively.
The accumulated benefit obligation for all defined benefit plans was $3,944,921 and $4,025,095 at June 30, 2013 and 2012, respectively. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $4,351,955, $3,920,218 and $3,070,157, respectively, at June 30, 2013, and $4,491,415, $4,012,352 and $2,684,948, respectively, at June 30, 2012. The projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $4,381,914 and $3,095,942, respectively, at June 30, 2013, and $4,499,085 and $2,691,772, respectively, at June 30, 2012.
The Company expects to make cash contributions of approximately $144 million to its defined benefit pension plans in 2014, about half of which relate to U.S. qualified benefit plans. Estimated future benefit payments in the five years ending June 30, 2014 through 2018 are $178,948, $211,013, $201,031, $212,975 and $217,266, respectively and $1,314,513 in the aggregate for the five years ending June 30, 2019 through June 30, 2023.

13-30

The assumptions used to measure net periodic benefit cost for the Company's significant defined benefit plans are:

	2013	2012	2011
U.S. defined benefit plans
Discount rate	3.91%	5.45%	5.30%
Average increase in compensation	5.21%	5.21%	5.21%
Expected return on plan assets	8.0%	8.0%	8.5%
Non-U.S. defined benefit plans
Discount rate	1.75 to 4.7%	2.0 to 5.87%	1.75 to 6.0%
Average increase in compensation	2.0 to 6.0%	2.0 to 5.0%	2.0 to 4.5%
Expected return on plan assets	1.0 to 6.4%	1.0 to 7.5%	1.0 to 8.0%

The assumptions used to measure the benefit obligation for the Company's significant defined benefit plans are:

	2013	2012
U.S. defined benefit plans
Discount rate	4.52%	3.91%
Average increase in compensation	5.13%	5.21%
Non-U.S. defined benefit plans
Discount rate	1.5 to 4.59%	1.75 to 4.7%
Average increase in compensation	2.0 to 6.0%	2.0 to 6.0%

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
The weighted-average allocation of the majority of the assets related to defined benefit plans is as follows:

	2013	2012
Equity securities	57%	54%
Debt securities	30%	34%
Other	13%	12%
	100%	100%

The weighted-average target asset allocation as of June 30, 2013 is 54 percent equity securities, 34 percent debt securities and 12 percent other investments. The investment strategy for the Company's worldwide defined benefit pension plan assets focuses on achieving prudent actuarial funding ratios while maintaining acceptable levels of risk in order to provide adequate liquidity to meet immediate and future benefit requirements. This strategy requires investment portfolios that are broadly diversified across various asset classes and external investment managers. Assets held in the U.S. defined benefit plans account for approximately 74 percent of the Company's total defined benefit plan assets. The Company's overall investment strategy with respect to the Company's U.S. defined benefit plans is to opportunistically migrate from its current mix between growth seeking assets (primarily consisting of global public equities in developed and emerging countries and hedge fund of fund strategies) and income generating assets (primarily consisting of high quality bonds, both domestic and global, emerging market bonds, high yield bonds and Treasury Inflation Protected Securities) to an allocation more heavily weighted toward income generating assets. Over time, long duration fixed income assets are being added to the portfolio. These securities are highly correlated with the Company's pension liabilities and will serve to hedge a portion of the Company's interest rate risk.

13-31

The fair values of pension plan assets at June 30, 2013 and at June 30, 2012, by asset class, are as follows.

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$65,170	$64,208	$962	$—
Equity securities
U.S. based companies	366,692	366,692	—	—
Non-U.S. based companies	223,764	223,764	—	—
Fixed income securities
Corporate bonds	191,266	80,959	110,307	—
Government issued securities	108,212	57,278	50,934	—
Mutual funds
Equity funds	334,370	333,695	675	—
Fixed income funds	57,109	32,926	24,183	—
Common/Collective trusts
Equity funds	826,654	2,743	823,911	—
Fixed income funds	587,023	2,979	584,044	—
Limited Partnerships	302,913	—	302,913	—
Miscellaneous	33,443	772	32,671	—
Total at June 30, 2013	$3,096,616	$1,166,016	$1,930,600	$—

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$92,718	$92,718	$—	$—
Equity securities
U.S. based companies	336,676	336,676	—	—
Non-U.S. based companies	245,460	245,460	—	—
Fixed income securities
Corporate bonds	188,859	58,038	130,821	—
Government issued securities	120,103	64,681	55,422	—
Mutual funds
Equity funds	337,374	336,747	627	—
Fixed income funds	222,147	218,208	3,939	—
Common/Collective trusts
Equity funds	661,622	—	661,622	—
Fixed income funds	392,398	—	392,398	—
Limited Partnerships	126,837	—	126,837	—
Miscellaneous	(24,144)	664	(24,808)	—
Total at June 30, 2012	$2,700,050	$1,353,192	$1,346,858	$—

13-32

Cash and cash equivalents, which include repurchase agreements and other short-term investments, are valued at cost, which approximates fair value.
Equity securities are valued at the closing price reported on the active market on which the individual securities are traded. U.S. based companies include Company stock with a fair value of $126,834 as of June 30, 2013 and $102,212 as of June 30, 2012.
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
Limited Partnerships primarily consist of global equity, small cap equity and hedge funds and are valued using a net asset value per share. Limited Partnership investments can be redeemed daily and without restriction. Redemption of the entire investment balance generally requires a 30-day notice period. Small cap equity funds provide exposure to domestic small cap equities and hedge funds provide exposure to a variety of hedging strategies including long/short equity, relative value, event driven and global macro.
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

	2013	2012	2011
Shares held by ESOP	9,686,238	10,216,738	10,308,032
Company contributions to ESOP	$61,067	$58,067	$52,627
In addition to shares within the ESOP, as of June 30, 2013, employees have elected to invest in 2,739,619 shares of common stock within the company stock fund of the savings and investment 401(k) plan.

The Company has a retirement income account (RIA) within the employee savings plan. The Company makes a contribution to the participant's RIA account each year, the amount of which is based on the participant's age and years of service. Participants do not contribute to the RIA. The Company recognized $22,046, $19,372 and $16,844 in expense related to the RIA in 2013, 2012 and 2011, respectively.

13-33

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
A summary of the Company's other postretirement benefit plans follows:

	2013	2012	2011
Benefit cost
Service cost	$825	$728	$675
Interest cost	2,826	3,482	3,579
Net amortization and deferral	1,279	480	524
Net periodic benefit cost	$4,930	$4,690	$4,778

	2013	2012
Change in benefit obligation
Benefit obligation at beginning of year	$83,654	$73,139
Service cost	825	728
Interest cost	2,826	3,482
Actuarial (gain) loss	(6,752)	11,447
Benefits paid	(5,009)	(5,142)
Benefit obligation at end of year	$75,544	$83,654
Funded status	$(75,544)	$(83,654)

Amounts recognized on the Consolidated Balance Sheet
Other accrued liabilities	$(6,068)	$(5,041)
Pensions and other postretirement benefits	(69,476)	(78,613)
Net amount recognized	$(75,544)	$(83,654)

Amounts recognized in Accumulated Other Comprehensive (Loss)
Net actuarial loss	$13,115	$21,246
Prior service (credit)	(920)	(1,023)
Net amount recognized	$12,195	$20,223

The presentation of the amounts recognized on the Consolidated Balance Sheet and in accumulated other comprehensive (loss) is on a debit (credit) basis and is before the effect of income taxes. The amount of net actuarial loss and prior service (credit) that will be amortized from accumulated other comprehensive (loss) into net periodic postretirement cost in 2014 is $1,239 and $(123), respectively.
The assumptions used to measure the net periodic benefit cost for postretirement benefit obligations are:

	2013	2012	2011
Discount rate	3.62%	5.00%	5.01%
Current medical cost trend rate	8.0%	8.0%	8.0%
Ultimate medical cost trend rate	5.0%	5.0%	5.0%
Medical cost trend rate decreases to ultimate in year	2019	2019	2018

13-34

The discount rate assumption used to measure the benefit obligation was 4.10 percent in 2013 and 3.62 percent in 2012.
Estimated future benefit payments for other postretirement benefits in the five years ending June 30, 2014 through 2018 are $6,098, $6,076, $6,060, $6,146 and $6,108, respectively, and $26,131 in the aggregate for the five years ending June 30, 2019 through June 30, 2023.
A one percentage point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$158	$(135)
Effect on postretirement benefit obligation	2,437	(2,136)

Other - The Company has established nonqualified deferred compensation programs, which permit officers, directors and certain management employees annually to elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Company matching contributions, and earnings on the deferrals. During 2013, 2012 and 2011, the Company recorded expense relating to deferred compensation of $19,182, $4,499 and $28,720, respectively.
The Company has invested in corporate-owned life insurance policies to assist in meeting the obligation under these programs. The policies are held in a rabbi trust and are recorded as assets of the Company.

11.	Equity

As of July 1, 2012, the Company adopted the provisions of FASB Accounting Standards Update No. 2011-05, "Presentation of Comprehensive Income." As a result of this adoption, the Company has presented total comprehensive income in a separate Statement of Comprehensive Income.
The balance of accumulated other comprehensive (loss) in shareholders' equity is comprised of the following:

	2013	2012
Foreign currency translation	$(68,328)	$(51,125)
Retirement benefit plans	(1,039,072)	(1,364,138)
Other	(433)	(637)

Share Repurchases - The Company has a program to repurchase its common shares. On January 24, 2013, the Board of Directors of the Company approved an increase in the overall maximum number of shares authorized for repurchase under the program so that, beginning on such date, the aggregate number of shares authorized for repurchase was 15 million. Subject to this limitation, the Company is authorized to repurchase, in any single fiscal year, an amount of common shares equal to the greater of 7.5 million shares or five percent of the shares outstanding as of the end of the prior fiscal year. Repurchases are funded primarily from operating cash flows and commercial paper borrowings, and the shares are initially held as treasury stock. The number of common shares repurchased at the average purchase price follows:

	2013	2012	2011
Shares repurchased	3,006,005	6,395,866	8,008,926
Average price per share	$85.55	$71.20	$86.54

13-35

12.	Stock Incentive Plans
The Company's 2009 Omnibus Stock Incentive Plan provides for the granting of share-based incentive awards in the form of nonqualified stock options, stock appreciation rights (SARs), restricted stock units (RSUs) and restricted and unrestricted stock to officers and key employees of the Company. The aggregate number of shares authorized for issuance under the 2009 Omnibus Stock Incentive Plan is 14,700,000. The Company satisfies share-based incentive award obligations by issuing shares of common stock out of treasury, which have been repurchased pursuant to the Company's share repurchase program described in Note 11, or through the issuance of previously unissued common stock.
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
The fair value of each stock option and SAR award granted in 2013, 2012 and 2011 was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2013	2012	2011
Risk-free interest rate	0.8%	0.9%	1.5%
Expected life of award	4.9 yrs	5.2 yrs	5.2 yrs
Expected dividend yield of stock	1.7%	1.6%	1.5%
Expected volatility of stock	39.0%	37.3%	35.9%
Weighted-average fair value	$24.76	$20.30	$18.70

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
Stock option and SAR activity during 2013 is as follows (aggregate intrinsic value in millions):

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term		Aggregate Intrinsic Value
Outstanding June 30, 2012	12,798,326	$54.74
Granted	1,920,863	85.53
Exercised	(5,246,595)	50.14
Canceled	(37,421)	58.68
Outstanding June 30, 2013	9,435,173	$63.48	6.1	years	$302.2
Exercisable June 30, 2013	6,501,971	$56.58	5.1	years	$252.4

A summary of the status and changes of shares subject to stock option and SAR awards and the related average price per share follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested June 30, 2012	2,774,590	$18.06
Granted	1,920,863	24.76
Vested	(1,729,322)	17.22
Canceled	(32,929)	20.92
Nonvested June 30, 2013	2,933,202	$22.91

13-36

At June 30, 2013, $24,565 of expense with respect to nonvested stock option and SAR awards has yet to be recognized and will be amortized into expense over a weighted-average period of approximately 12 months. The total fair value of shares vested during 2013, 2012 and 2011 was $29,777, $37,885 and $45,635, respectively.
Information related to stock options and SAR awards exercised during 2013, 2012 and 2011 is as follows:

	2013	2012	2011
Net cash proceeds	$32,204	$10,599	$25,862
Intrinsic value	208,426	57,567	163,752
Income tax benefit	47,659	14,008	42,546

During 2013, 2012 and 2011, the Company recognized stock-based compensation expense of $33,018, $26,585 and $36,617, respectively, relating to stock option and SAR awards. The Company derives a tax deduction measured by the excess of the market value over the grant price at the date stock-based awards are exercised. The related tax benefit is credited to additional capital as the Company is currently in a windfall tax benefit position.
Shares surrendered upon exercise of stock options and SARs: 2013 - 1,947,148; 2012 - 321,266; 2011 - 2,447,908.

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
The fair value of each RSU award was based on the fair market value of the Company's common stock on the date of grant. A summary of the status and changes of shares subject to RSU awards and the related average price per share follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested June 30, 2012	450,941	$65.69
Granted	220,232	81.90
Vested	(193,143)	64.66
Canceled	(11,789)	74.50
Nonvested June 30, 2013	466,241	$73.55

During 2013, 2012 and 2011, the Company recognized stock-based compensation expense of $17,852, $12,393 and $12,243 respectively, relating to RSU awards. At June 30, 2013, $11,489 of expense with respect to nonvested RSU awards has yet to be recognized and will be amortized into expense over a weighted-average period of approximately 18 months. The total fair value of RSU awards vested during 2013, 2012 and 2011 was $12,488, $8,642 and $20 respectively. The Company recognized a tax benefit of $976 and $1,673 relating to the issuance of common stock for RSU awards that vested during 2013 and 2012.
LTIP/Restricted Stock - The Company's Long Term Incentive Plans (LTIP) provide for the issuance of unrestricted stock to certain officers and key employees based on the attainment of certain goals relating to the Company's revenue growth, earnings per share growth and return on invested capital during the 3-year performance period. No dividends or dividend equivalents are paid on unearned shares. For awards granted prior to the 2010-11-12 LTIP, restricted stock was earned and awarded, and an estimated value was accrued, based upon attainment of criteria specified in the LTIP over the cumulative years of each 3-year plan. The shares of restricted stock issued to plan participants after the end of the performance period are entitled to cash dividends and to vote their respective shares, but transferability of the restricted stock is restricted for 3 years following issuance.

13-37

Stock issued for LTIP	2013	2012	2011
LTIP 3-year plan	2010-11-12	2009-10-11	2008-09-10
Number of shares issued	792,428	243,266	157,491
Average share value on date of issuance	$83.64	$69.10	$62.35
Total value	$66,278	$16,810	$9,820

Under the Company's 2011-12-13 LTIP, a payout of unrestricted stock will be issued in April 2014.
The fair value of each LTIP award granted in 2013, 2012 and 2011 was based on the fair market value of the Company's common stock on the date of grant. A summary of the status and changes of shares relating to the LTIP and the related average price per share follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested June 30, 2012	1,159,842	$68.51
Granted	307,506	92.64
Vested	(460,884)	51.67
Canceled	(5,071)	83.87
Nonvested June 30, 2013	1,001,393	$83.59

During 2013, 2012 and 2011, the Company recorded stock-based compensation expense of $34,127, $41,886 and $24,378, respectively, relating to the LTIP.
Shares surrendered in connection with the LTIP: 2013- 311,110; 2012 - 76,427; 2011 - 126,462.
In 2013, 2012 and 2011, 14,580, 15,010 and 17,820 restricted shares, respectively, were issued to certain non-employee members of the Board of Directors. Transferability of these shares is restricted for one to three years following issuance. In addition, prior to 2012 non-employee members of the Board of Directors were given the opportunity to receive all or a portion of their fees in restricted shares. These shares vest ratably, on an annual basis, over the term of office of the director. In 2011, 2,400 restricted shares were issued in lieu of directors' fees.
During 2013, 2012 and 2011, the Company recognized a tax benefit of $17,395, $426, and $277, respectively, relating to the LTIP and restricted stock issued to non-employee members of the Board of Directors.
At June 30, 2013, the Company had approximately 13 million common shares reserved for issuance in connection with its stock incentive plans.

13.	Shareholders' Protection Rights Agreement
On January 25, 2007, the Board of Directors of the Company declared a dividend of one Shareholders' Right for each common share outstanding on February 17, 2007 in relation to the Company's Shareholders Protection Rights Agreement. As of June 30, 2013, 149,288,524 common shares were reserved for issuance under this Agreement. Under certain conditions involving acquisition of, or an offer for, 15 percent or more of the Company's common shares, all holders of Shareholders' Rights would be entitled to purchase one common share at an exercise price currently set at $160. In addition, in certain circumstances, all holders of Shareholders' Rights (other than the acquiring entity) would be entitled to purchase a number of common shares equal to twice the exercise price, or at the option of the Board, to exchange each Shareholders' Right for one common share. The Shareholders' Rights remain in existence until February 17, 2017, unless extended by the Board of Directors or earlier redeemed (at one cent per Shareholders' Right), exercised or exchanged under the terms of the agreement. In the event of an unfriendly business combination attempt, the Shareholders' Rights will cause substantial dilution to the person attempting the business combination. The Shareholders' Rights should not interfere with any merger or other business combination that is in the best interest of the Company and its shareholders since the Shareholders' Rights may be redeemed.

13-38

14.	Research and Development
Research and development costs amounted to $406,613 in 2013, $365,703 in 2012 and $359,456 in 2011. These amounts include both costs incurred by the Company related to independent research and development initiatives as well as costs incurred in connection with research and development contracts. Costs incurred in connection with research and development contracts amounted to $58,916 in 2013, $43,658 in 2012 and $61,327 in 2011. These costs are included in the total research and development cost for each of the respective years.

15.	Financial Instruments
The Company's financial instruments consist primarily of cash and cash equivalents, long-term investments, and accounts receivable, net as well as obligations under accounts payable, trade, notes payable and long-term debt. Due to their short-term nature, the carrying values for cash and cash equivalents, accounts receivable, net, accounts payable, trade and notes payable approximate fair value. The carrying value of long-term debt (excluding capital leases) and estimated fair value of long-term debt (excluding capital leases) at June 30 are as follows:

	2013	2012
Carrying value of long-term debt (excluding capital leases)	$1,498,025	$1,728,983
Estimated fair value of long-term debt (excluding capital leases)	1,654,886	2,005,887
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
The location and fair value of derivative financial instruments reported in the Consolidated Balance Sheet are as follows:

	Balance Sheet Caption	2013	2012
Net investment hedges
Cross-currency swap contracts	Other liabilities	$22,438	$2,008
Cash flow hedges
Costless collar contracts	Accounts receivable	1,422	2,466
Forward exchange contracts	Accounts receivable	41	1,887
Costless collar contracts	Other accrued liabilities	953	552

13-39

The fair values at June 30, 2013 and 2012 are classified within Level 2 of the fair value hierarchy. There are no other financial assets or liabilities that are marked to market on a recurring basis. Fair values are transferred between levels of the fair value hierarchy when facts and circumstances indicate that a change in the method of estimating the fair value of a financial asset or financial liability is warranted.

The cross-currency swap contracts have been designated as hedging instruments. The forward exchange and costless collar contracts have not been designated as hedging instruments and are considered to be economic hedges of forecasted transactions.
Gains (losses) on derivative financial instruments that were recorded in the Consolidated Statement of Income are as follows:

	2013	2012	2011
Forward exchange contracts	$(1,821)	$(4,156)	$19,048
Costless collar contracts	502	5,111	(6,624)

Gains (losses) on derivative and non-derivative financial instruments that were recorded in accumulated other comprehensive (loss) in the Consolidated Balance Sheet are as follows:

	2013	2012
Cross-currency swap contracts	$(12,622)	$21,359
Foreign denominated debt	4,743	22,039

There was no ineffectiveness of the cross-currency swap contracts or foreign denominated debt, nor were any portion of these financial instruments excluded from the effectiveness testing, during 2013, 2012 and 2011.

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
As of June 30, 2013, the Company had a reserve of $12,475 for environmental matters, which are probable and reasonably estimable. This reserve is recorded based upon the best estimate of costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities and the amount of the Company's liability in proportion to other responsible parties.
The Company's estimated total liability for environmental matters ranges from a minimum of $12.5 million to a maximum of $80.1 million. The largest range for any one site is approximately $15.1 million. The actual costs to be incurred by the Company will be dependent on final determination of contamination and required remedial action, negotiations with governmental authorities with respect to cleanup levels, changes in regulatory requirements, innovations in investigatory and remedial technologies, effectiveness of remedial technologies employed, the ability of other responsible parties to pay, and any insurance or other third-party recoveries.

13-40

17.	Quarterly Information (Unaudited)

2013	1st	2nd	3rd	4th	Total
Net sales	$3,214,935	$3,065,495	$3,307,041	$3,428,233	$13,015,704
Gross profit	737,488	643,523	737,852	810,166	2,929,029
Net income attributable to common shareholders	239,741	180,962	256,560	271,164	948,427
Diluted earnings per share	1.57	1.19	1.68	1.78	6.26

2012	1st	2nd	3rd	4th	Total
Net sales	$3,233,881	$3,106,832	$3,393,563	$3,411,666	$13,145,942
Gross profit	819,439	725,510	803,248	839,408	3,187,605
Net income attributable to common shareholders	297,018	240,766	312,074	301,965	1,151,823
Diluted earnings per share	1.91	1.56	2.01	1.96	7.45

Earnings per share amounts are computed independently for each of the quarters presented, therefore, the sum of the quarterly earnings per share amounts may not equal the total computed for the year.

18.	Stock Prices and Dividends (Unaudited)

(In dollars)		1st	2nd	3rd	4th	Total
2013	High	$87.71	$87.04	$98.15	$101.88	$101.88
	Low	70.42	75.80	86.51	84.50	70.42
	Dividends	0.41	0.41	0.43	0.45	1.70

2012	High	$92.01	$85.84	$91.47	$89.45	$92.01
	Low	60.36	59.26	76.92	71.90	59.26
	Dividends	0.37	0.37	0.39	0.41	1.54

2011	High	$72.12	$87.36	$95.00	$99.40	$99.40
	Low	54.26	67.52	82.80	83.65	54.26
	Dividends	0.27	0.29	0.32	0.37	1.25

Common Stock Listing: New York Stock Exchange, Stock Symbol PH

13-41

Management's Report On Internal Control Over Financial Reporting
Our management, including the principal executive officer and the principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). We assessed the effectiveness of our internal control over financial reporting as of June 30, 2013. We have excluded eight entities from our evaluation of internal control over financial reporting as of June 30, 2013 because the entities were acquired in purchase business combinations during the year ended June 30, 2013. On a combined basis, the entities represent approximately 7.0 percent of total assets and 2.7 percent of total revenues as of and for the fiscal year ended June 30, 2013. In making this assessment, we used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control-Integrated Framework (1992 Framework).” We concluded that based on our assessment, the Company's internal control over financial reporting was effective as of June 30, 2013.
Deloitte & Touche LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements, has issued an attestation report on the Company's internal control over financial reporting as of June 30, 2013, which is included herein.

/s/ Donald E. Washkewicz	/s/ Jon P. Marten
Chairman, Chief Executive Officer and President	Executive Vice President - Finance & Administration and Chief Financial Officer

13-42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Parker-Hannifin Corporation:
We have audited the accompanying consolidated balance sheets of Parker-Hannifin Corporation and subsidiaries (the "Company") as of June 30, 2013 and 2012, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended June 30, 2013. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(1). We also have audited the Company's internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.
As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at eight entities, which were acquired on various dates during the year ended June 30, 2013 and whose financial statements constitute approximately 7.0 percent and 2.7 percent of total assets and revenues, respectively, of the consolidated financial statement amounts as of and for the year ended June 30, 2013. Accordingly, our audit did not include the internal control over financial reporting at the eight entities acquired during the year ended June 30, 2013.
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

13-43

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parker-Hannifin Corporation and subsidiaries as of June 30, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP

Cleveland, Ohio
August 29, 2013

13-44

Five-Year Financial Summary

(Amounts in thousands, except per share information)	2013	2012	2011	2010	2009
Net sales	$13,015,704	$13,145,942	$12,345,870	$9,993,166	$10,309,015
Cost of sales	10,086,675	9,958,337	9,387,457	7,847,067	8,181,348
Selling, general and administrative expenses	1,554,973	1,519,316	1,467,773	1,277,080	1,290,379
Interest expense	91,552	92,790	99,704	103,599	112,071
Income taxes	362,217	421,206	356,751	198,452	172,939
Net income attributable to common shareholders	948,427	1,151,823	1,049,130	554,065	508,515
Basic earnings per share	6.36	7.62	6.51	3.44	3.15
Diluted earnings per share	$6.26	$7.45	$6.37	$3.40	$3.13
Average number of shares outstanding - Basic	149,218	151,222	161,126	160,910	161,564
Average number of shares outstanding - Diluted	151,588	154,665	164,798	162,902	162,719
Cash dividends per share	$1.70	$1.54	$1.25	$1.01	$1.00
Net income attributable to common shareholders as a percent of net sales	7.3%	8.8%	8.5%	5.5%	4.9%
Return on average assets	8.0%	10.4%	10.1%	5.6%	5.0%
Return on average shareholders' equity	17.8%	22.4%	21.5%	12.8%	10.7%
Book value per share	$38.44	$32.72	$34.71	$27.09	$26.59
Working capital	$2,010,983	$2,012,101	$1,914,213	$1,383,905	$1,118,027
Ratio of current assets to current liabilities	1.6	1.8	1.8	1.6	1.6
Plant and equipment, net	$1,808,240	$1,719,968	$1,797,179	$1,697,881	$1,880,554
Total assets	12,540,898	11,170,282	10,886,805	9,910,382	9,855,902
Long-term debt	1,495,960	1,503,946	1,691,086	1,413,634	1,839,705
Shareholders' equity	$5,738,426	$4,896,515	$5,383,854	$4,367,965	$4,268,199
Debt to debt-shareholders' equity percent	33.0%	26.1%	24.7%	28.9%	35.2%
Depreciation	$213,722	$210,508	$229,238	$245,295	$252,599
Capital expenditures	$265,896	$218,817	$207,294	$129,222	$270,733
Number of employees	58,151	59,331	58,409	54,794	51,639
Number of shares outstanding at year-end	149,289	149,631	155,091	161,256	160,489

13-45