Form 10-K, Exhibit 13
period 2014-06-30
PARKER HANNIFIN CORP
filed 2014-08-22
CIK 76334

Exhibit (13) to Annual Report
On Form 10-K
for Fiscal Year Ended June 30, 2014
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

•	ability to identify acceptable strategic acquisition targets;

•	uncertainties surrounding timing, successful completion or integration of acquisitions and similar transactions;

•	the ability to successfully divest businesses planned for divestiture and realize the anticipated benefits of such divestitures;

•
the determination to undertake business realignment activities and the expected costs thereof and, if undertaken, the ability to complete such activities and realize the anticipated cost savings from such activities;

•	the ability to realize anticipated benefits of the consolidation of the Climate & Industrial Controls Group;

•	threats associated with and efforts to combat terrorism;

•	uncertainties surrounding the ultimate resolution of outstanding legal proceedings, including the outcome of any appeals;

•	competitive market conditions and resulting effects on sales and pricing;

•	increases in raw material costs that cannot be recovered in product pricing;

•	the Company's ability to manage costs related to insurance and employee retirement and health care benefits; and

•
global economic factors, including manufacturing activity, air travel trends, currency exchange rates, difficulties entering new markets and general economic conditions such as inflation, deflation, interest rates and credit availability.

The Company makes these statements as of the date of the filing of its Annual Report on Form 10-K for the year ended June 30, 2014, and undertakes no obligation to update them unless otherwise required by law.

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
A PMI above 50 indicates that the manufacturing activity specific to a region of the world in the mobile and industrial markets is expanding. A PMI below 50 indicates the opposite. Recent PMI levels for some regions around the world were as follows:

	June 30, 2014	March 31, 2014	June 30, 2013
United States	55.3	53.7	50.9
Eurozone countries	51.8	53.0	48.8
China	50.7	48.0	48.2
Brazil	48.7	50.6	50.4

Global aircraft miles flown increased six percent from the comparable 2013 level and global revenue passenger miles increased seven percent from the comparable 2013 level. The Company anticipates that U.S. Department of Defense spending with regards to appropriations, and operations and maintenance for the U.S. Government's fiscal year 2015 will increase by approximately one percent from the comparable fiscal 2014 level.

Housing starts in June 2014 were approximately eight percent higher than housing starts in June 2013 and were approximately six percent lower than housing starts in March 2014.

The Company has remained focused on maintaining its financial strength by adjusting its cost structure to reflect changing demand levels, maintaining a strong balance sheet and managing its cash. The Company continues to generate substantial cash flows from operations, has controlled capital spending and has proactively managed working capital. The Company has been able to borrow needed funds at affordable interest rates and had a debt to debt-shareholders' equity ratio of 25.9 percent at June 30, 2014 compared to 28.6 percent at March 31, 2014 and 33.0 percent at June 30, 2013. Net of cash and cash equivalents and marketable securities, the debt to debt-shareholders' equity ratio was 2.0 percent at June 30, 2014 compared to 7.1 percent at March 31, 2014 and 15.4 percent at June 30, 2013.

The Company believes many opportunities for growth are available. The Company intends to focus primarily on business opportunities in the areas of energy, water, food, environment, defense, life sciences, infrastructure and transportation.

13-2

The Company believes it can meet its strategic objectives by:

•	Serving the customer and continuously enhancing its experience with the Company;

•	Successfully executing its Win Strategy initiatives relating to premier customer service, financial performance and profitable growth;

•	Maintaining its decentralized division and sales company structure;

•	Fostering an entrepreneurial culture;

•	Engineering innovative systems and products to provide superior customer value through improved service, efficiency and productivity;

•	Delivering products, systems and services that have demonstrable savings to customers and are priced by the value they deliver;

•	Acquiring strategic businesses;

•	Organizing around targeted regions, technologies and markets;

•	Driving efficiency by implementing lean enterprise principles; and

•	Creating a culture of empowerment through its values, inclusion and diversity, accountability and teamwork.
Acquisitions will be considered from time to time to the extent there is a strong strategic fit, while at the same time maintaining the Company’s strong financial position. The Company will continue to assess its existing businesses and initiate efforts to divest businesses that are not considered to be a good long-term strategic fit for the Company. Future business divestitures could have a negative effect on the Company’s results of operations.

The discussion below is structured to separately discuss each of the financial statements presented on pages 13-13 to 13-18. All year references are to fiscal years.

Discussion of Consolidated Statement of Income

The Consolidated Statement of Income summarizes the Company's operating performance over the last three fiscal years.

(dollars in millions)	2014	2013	2012
Net sales	$13,216	$13,016	$13,146
Gross profit margin	22.9%	22.5%	24.2%
Selling, general and administrative expenses	$1,634	$1,555	$1,519
Selling, general and administrative expenses, as a percent of sales	12.4%	11.9%	11.6%
Goodwill and intangible asset impairment	$189	$—	$—
Interest expense	83	92	93
Other (income) expense, net	(26)	(18)	1
(Gain) on disposal of assets	(409)	(10)	(2)
Effective tax rate	33.1%	27.6%	26.7%
Net income attributable to common shareholders	$1,041	$948	$1,152

Net sales in 2014 were 1.5 percent higher than 2013. Acquisitions made in the last 12 months contributed approximately $74 million in sales in 2014 and the effect of currency rate changes decreased net sales in 2014 by approximately $22 million. Excluding the effect of acquisitions and currency rate changes, net sales in 2014 were 1.1 percent higher than 2013. The increase in sales in 2014 is primarily due to higher volume experienced in the Diversified Industrial International businesses partially offset by lower sales in the Aerospace Systems Segment.

Net sales in 2013 were 1.0 percent lower than 2012. Acquisitions made during 2013 contributed approximately $448 million in sales and the effect of currency rate changes decreased net sales in 2013 by approximately $140 million. Excluding the effect of acquisitions and currency rate changes, net sales in 2013 were 3.3 percent lower than 2012. The decrease in sales in 2013 is primarily due to lower volume experienced in the Diversified Industrial Segment.

13-3

Gross profit margin increased in 2014 primarily due to lower defined benefit costs, and a favorable product mix in the Diversified Industrial North American businesses, partially offset by higher business realignment charges in the Diversified Industrial International businesses and higher product support costs and an unfavorable product mix in the Aerospace Systems Segment. Gross profit margin decreased in 2013 primarily due to higher defined benefit costs, operating inefficiencies in the Diversified Industrial Segment and higher engineering development costs in the Aerospace Systems Segment. Pension cost included in cost of sales in 2014, 2013 and 2012 were $174.8 million, $205.7 million and $138.5 million, respectively. The lower pension cost in 2014 primarily resulted from a lower amount of actuarial losses, primarily related to domestic defined benefit plans. The higher pension cost in 2013 primarily resulted from a higher amount of actuarial losses, primarily related to the domestic defined benefit plans. Included in cost of sales in 2014, 2013 and 2012 were business realignment charges of $63.6 million, $8.4 million and $12.7 million, respectively.

Selling, general and administrative expenses increased 5.1 percent in 2014 and increased 2.3 percent in 2013. The increase in 2014 was primarily due to higher business realignment expenses and stock compensation expense, partially offset by lower expenses associated with the Company's various other incentive compensation programs. Stock compensation expense increased primarily as result of a higher stock price used in the calculation of the fair value of the stock awards at the date of grant. The increase in 2013 was primarily due to higher amortization expense and charitable contributions, partially offset by lower net expenses associated with the Company's incentive and deferred compensation programs. Pension cost included in selling, general and administrative expenses in 2014, 2013 and 2012 were $64.2 million, $78.5 million and $52.8 million, respectively. The lower pension cost in 2014 primarily resulted from a lower amount of actuarial losses, primarily related to domestic defined benefit plans. The higher pension cost in 2013 primarily resulted from a higher amount of actuarial losses, primarily related to the domestic defined benefit plans. Included in selling, general and administrative expenses in 2014, 2013 and 2012 were business realignment charges of $38.9 million, $3.9 million and $1.0 million, respectively.

Goodwill and intangible asset impairment related to the Worldwide Energy Products Division. Refer to Note 7 to the Consolidated Financial Statements for further discussion.

Interest expense in 2014 decreased primarily due to a lower average interest rate in the debt portfolio, including lower average borrowing rates on commercial paper borrowings, more than offsetting the effect of higher weighted-average borrowings. Interest expense in 2013 decreased primarily due to a lower average interest rate in the debt portfolio during the latter part of 2013 than the debt portfolio during the latter half of 2012 more than offsetting the effect of higher weighted-average borrowings and interest rates on commercial paper borrowings.

Other (income) expense, net in 2014 includes $11.1 million of income related to the Company's equity interests in joint ventures.

(Gain) on disposal of assets in 2014 includes a gain of $412.6 million related to the deconsolidation of a subsidiary. (Gain) on disposal of assets in 2013 includes a net gain of $14.7 million resulting from business divestiture activity. (Gain) on disposal of assets in 2012 included $3.7 million of gains from asset sales.

Effective tax rate in 2014 was unfavorably impacted by discrete tax costs related to a non-deductible goodwill and intangible asset impairment charge, the deconsolidation of a subsidiary, and the expiration of the U.S. Research and Development credit. The effective tax rate in 2013 was higher primarily due to an unfavorable geographical mix of earnings. The effective tax rate in 2013 was favorably impacted by the enactment of the American Taxpayer Relief Act.

Discussion of Business Segment Information
The Business Segment information presents sales, operating income and assets on a basis that is consistent with the manner in which the Company's various businesses are managed for internal review and decision-making. As of July 1, 2013, the Company consolidated its Climate & Industrial Controls businesses into existing operating groups within the Industrial Segment. As a result of this consolidation and resulting change in management structure made in connection with the strategic divestiture of certain operations in the Climate & Industrial Controls Segment, the Company now has two reporting segments: Diversified Industrial (formerly referred to as Industrial) and Aerospace Systems (formerly referred to as Aerospace). All prior period results have been revised to reflect the new reporting segment structure.

13-4

Diversified Industrial Segment (dollars in millions)

	2014	2013	2012
Sales
North America	$5,694	$5,638	$5,708
International	5,288	5,110	5,335
Operating income
North America	946	909	960
International	572	602	752
Operating income as a percent of sales
North America	16.6%	16.1%	16.8%
International	10.8%	11.8%	14.1%
Backlog	$1,861	$1,803	$1,974
Assets	9,502	9,388	8,696
Return on average assets	16.1%	16.7%	19.2%

Sales in 2014 for the Diversified Industrial North American operations increased 1.0 percent from 2013 compared to a 1.2 percent decrease from 2012 to 2013. Acquisitions completed within the last 12 months contributed approximately $53 million in sales in 2014. The effect of currency rate changes decreased 2014 net sales by approximately $26 million, reflecting the strengthening of the U.S. dollar against the Canadian dollar. Excluding acquisitions and the effect of currency rate changes, the change in sales in 2014 reflects higher demand from distributors as well as from end-users in the construction equipment and oil and gas markets, partially offset by lower end-user demand in the heavy-duty truck, farm and agriculture equipment, engine, and car and light truck markets. Excluding acquisitions, sales in 2013 decreased 4.1 percent reflecting lower demand from distributors as well as from end-users in most markets with the largest decline occurring in the construction equipment, oil and gas, mining, heavy-duty truck and machine tool markets.

Sales in the Diversified Industrial International operations increased 3.5 percent in 2014 compared to a decrease of 4.2 percent from 2012 to 2013. Acquisitions completed within the last 12 months contributed approximately $21 million in sales in 2014. The effect of currency rate changes did not have an overall impact on sales in 2014 as currency rate changes in Europe were offset by currency rate changes in the Asia Pacific region and Latin America. Excluding acquisitions and the effect of currency rate changes, sales in 2014 in the Diversified Industrial International operations increased 3.1 percent, primarily due to higher volume in all regions with 50 percent of the increase occurring in the Asia Pacific region and one-third of the increase occurring in Europe. Excluding acquisitions and the effect of currency rate changes, the sales decrease in 2013 was primarily due to lower volume across most markets in all regions with the largest decrease equally distributed between Europe and the Asia Pacific region.

The absence of sales from divested businesses was also a contributing factor to the sales fluctuation between 2013 and 2014 in both the Diversified Industrial North American and Diversified Industrial International businesses.

The increase in operating margins in 2014 in the Diversified Industrial North American operations was primarily due to the higher sales volume, a favorable product mix and lower raw material prices, partially offset by higher intangible asset amortization expense related to 2013 acquisitions. The decrease in operating margins in 2014 in the Diversified Industrial International operations was primarily due to higher business realignment charges and associated operating inefficiencies partially offset by the impact of the higher sales volume and a favorable product mix. The decrease in operating margins in 2013 in the Diversified Industrial North American operations was primarily due to an unfavorable product mix and operating inefficiencies resulting from the decrease in sales volume, partially offset by the favorable effect of lower raw material prices. The decrease in operating margins in 2013 in the Diversified Industrial International operations was primarily due to the lower sales volume, resulting in operating inefficiencies, as well as the impact of integration costs related to 2013 acquisitions.

13-5

The following business realignment charges are included in Diversified Industrial North America and Diversified Industrial International operating income:

(dollars in thousands)	2014	2013	2012
Diversified Industrial North America	$2,304	$2,661	$3,355
Diversified Industrial International	99,220	9,573	10,966

The business realignment charges consist primarily of severance costs resulting from plant closures as well as general reductions in work force. The majority of the the Diversified Industrial International business realignment charges were incurred in Europe. The Industrial North America business realignment charges for 2012 also included expenses associated with enhanced retirement benefits. The Company does not anticipate that cost savings realized from the work force reductions taken during 2014 in the Diversified Industrial North American businesses will have a material impact on future operating income and anticipates that cost savings realized from work force reduction measures taken in the Diversified Industrial International businesses will positively impact operating income by approximately nine percent in 2015. In 2015, the Company expects to continue to take actions necessary to structure appropriately the operations of the Diversified Industrial Segment. Such actions are expected to result in approximately $55 million in business realignment charges in 2015.

The Company anticipates Diversified Industrial North American sales for 2015 will increase between 3.0 percent and 7.0 percent from the 2014 level and Diversified Industrial International sales for 2015 will increase between 1.0 percent and 4.0 percent from the 2014 level. Diversified Industrial North American operating margins in 2015 are expected to range from 16.5 percent to 16.9 percent and Diversified Industrial International margins are expected to range from 14.7 percent to 15.7 percent.

The increase in total Diversified Industrial Segment backlog in 2014 was primarily due to order rates exceeding shipments in the Diversified Industrial North American businesses. The decline in total Diversified Industrial Segment backlog in 2013 was primarily due to lower order rates in both the Diversified Industrial North American and Diversified Industrial International businesses, partially offset by an increase in backlog from acquisitions. Backlog consists of written firm orders from a customer to deliver products and, in the case of blanket purchase orders, only includes the portion of the order for which a schedule or release date has been agreed to with the customer. The dollar value of backlog is equal to the amount that is expected to be billed to the customer and reported as a sale.

The increase in assets in 2014 was primarily due to the effect of currency fluctuations and an increase in accounts receivable, partially offset by decreases in goodwill, intangible assets and inventory. The increase in assets in 2013 was primarily due to acquisitions as well as increases in plant and equipment, net and cash and cash equivalents, partially offset by the effect of currency fluctuations as well as decreases in inventory and intangible assets.

Aerospace Systems Segment (dollars in millions)

	2014	2013	2012
Sales	$2,235	$2,268	$2,103
Operating income	271	280	290
Operating income as a percent of sales	12.1%	12.4%	13.8%
Backlog	$1,994	$1,936	$1,862
Assets	1,359	1,140	1,033
Return on average assets	21.7%	25.8%	28.6%

Sales in 2014 were lower than the 2013 level as higher volume in the commercial original equipment manufacturer (OEM) business was offset by the absence of sales from the deconsolidated subsidiary whose sales are now reported by the joint venture with GE Aviation as well as lower volume in the military OEM and aftermarket businesses and the commercial aftermarket business. The increase in net sales in 2013 was primarily due to higher volume in all businesses with the largest increase being experienced in the commercial and military OEM businesses.

13-6

The lower margin in 2014 was primarily due to an unfavorable product mix, the impact of the joint venture with GE Aviation, and higher product support costs. Margins in 2014 were favorably impacted by the finalization of contract negotiations related to certain programs. The lower margin in 2013 was primarily due to higher engineering development costs, including fuel cell development, more than offsetting the benefit of the higher sales volume.

The increase in backlog in 2014 was primarily due to order rates exceeding shipments in the commercial and military OEM businesses, partially offset by shipments exceeding order rates in the military and commercial aftermarket businesses as well as the absence of backlog of the deconsolidated subsidiary. The increase in backlog in 2013 was primarily due to higher commercial and military OEM orders and commercial aftermarket orders, partially offset by lower military aftermarket orders. Backlog consists of written firm orders from a customer to deliver products and, in the case of blanket purchase orders, only includes the portion of the order for which a schedule or release date has been agreed to with the customer. The dollar value of backlog is equal to the amount that is expected to be billed to the customer and reported as a sale.

For 2015, sales are expected to increase between 2.0 percent and 3.0 percent from the 2014 level and operating margins are expected to range from 13.1 percent to 13.9 percent. A higher concentration of commercial OEM volume in future product mix and higher than expected new product development costs could result in lower margins.

The increase in assets in 2014 was primarily due to the investment in the joint venture with GE Aviation. The increase in assets in 2013 was primarily due to increases in accounts receivable, inventory and intangible assets.

Corporate assets increased 19.9 percent in 2014 compared to an increase of 39.7 percent from 2012 to 2013. The change in Corporate assets in 2014 and 2013 was primarily due to fluctuations in the amount of cash and cash equivalents and marketable securities. The change in 2013 was also due to a fluctuation in deferred taxes.

Discussion of Consolidated Balance Sheet
The Consolidated Balance Sheet shows the Company's financial position at year-end, compared with the previous year-end. This discussion provides information to assist in assessing factors such as the Company's liquidity and financial resources.

(dollars in millions)	2014	2013
Cash	$2,187	$1,781
Trade accounts receivable, net	1,858	1,841
Inventories	1,372	1,377
Investments and other assets	1,019	687
Intangible assets, net	1,188	1,290
Goodwill	3,171	3,224
Notes payable and long-term debt payable within one year	817	1,334
Shareholders' equity	6,659	5,738
Working capital	$2,819	$2,011
Current ratio	1.9	1.6
Cash (comprised of cash and cash equivalents and marketable securities) includes $2,126 million and $1,655 million held by the Company's foreign subsidiaries at June 30, 2014 and June 30, 2013, respectively. Generally, cash and cash equivalents and marketable securities held by foreign subsidiaries are not readily available for use in the United States without adverse tax consequences. The Company's principal sources of liquidity are its cash flows provided by operating activities, commercial paper borrowings or borrowings directly from its line of credit. The Company does not believe the level of its non-U.S. cash position will have an adverse effect on working capital needs, planned growth, repayment of maturing debt, benefit plan funding, dividend payments or share repurchases.

Trade accounts receivable, net are receivables due from customers for sales of product. Days sales outstanding relating to trade receivables for the Company was 48 days in 2014 and 49 days in 2013. The Company believes that its receivables are collectible and appropriate allowances for doubtful accounts have been recorded.

Inventories decreased $6 million (which includes an increase of $22 million from the effect of foreign currency translation and a decrease of $34 million related to the deconsolidation of a subsidiary) primarily due to a decrease in inventory levels in the Aerospace Systems Segment partially offset by an increase in inventory levels in the Diversified Industrial International businesses. Days supply of inventory on hand was 61 days in 2014 and 62 days in 2013.

13-7

Investments and other assets at June 30, 2014 includes the fair value of the Company's equity investment in the joint venture with GE Aviation. See Note 2 to the Consolidated Financial Statements for further discussion.

Intangible assets, net and Goodwill decreased from the 2013 amounts primarily due to impairment charges of approximately $44 million and $140 million, respectively, recognized in the second quarter of fiscal 2014. See Note 7 to the Consolidated Financial Statements for further discussion.
Notes payable and long-term debt payable within one year decreased primarily due to a lower amount of commercial paper borrowings outstanding at the end of 2014. The Company from time to time will utilize short-term intercompany loans to repay commercial paper borrowings. At times, the short-term intercompany loans are outstanding at the end of a fiscal quarter.

Shareholders' equity activity during 2014 included a decrease of $200 million related to share repurchases, an increase of $91 million related to pensions and postretirement benefits, and an increase of $193 million related to foreign currency translation adjustments.

Discussion of Consolidated Statement of Cash Flows
The Consolidated Statement of Cash Flows reflects cash inflows and outflows from the Company's operating, investing and financing activities.

A summary of cash flows follows:

(dollars in millions)	2014	2013	2012
Cash provided by (used in):
Operating activities	$1,388	$1,191	$1,530
Investing activities	(646)	(810)	(376)
Financing activities	(958)	576	(824)
Effect of exchange rates	48	(14)	(150)
Net (decrease) increase in cash and cash equivalents	$(168)	$943	$181

Cash Flows From Operating Activities in 2014 benefited from a $294 million increase in cash provided by working capital items partially offset by a $184 million decrease in net income after consideration of non-cash items, including a $413 million gain on the deconsolidation of a subsidiary and a $189 million impairment charge. Refer to Note 2 and Note 7 to the Consolidated Financial Statements for further discussion of the gain on deconsolidation and impairment charge, respectively. During 2014, the Company also made a $75 million voluntary cash contribution to the Company's domestic qualified defined benefit plan. Cash flow from operating activities decreased from 2012 primarily due to a decrease in net income as well as $226 million of voluntary cash contributions made to the Company's domestic qualified defined benefit pension plan in 2013.

Cash Flows Used In Investing Activities decreased from 2013 primarily due to a lower level of acquisition activity and the proceeds from the sale of a 50 percent equity interest in a subsidiary related to the joint venture with GE Aviation (refer to Note 2 to the Consolidated Financial Statements for further discussion), partially offset by purchases of marketable securities and other investments. Cash flows used in investing activities increased from 2012 primarily due to an increase in acquisition activity and capital expenditures, partially offset by net proceeds from business divestitures.

Cash Flows Used In Financing Activities increased from 2013 primarily due to a lower level of borrowings required to support acquisition activity. The Company repurchased 1.7 million common shares for $200 million during 2014 as compared to the repurchase of approximately 3.0 million common shares for $257 million in 2013 and 6.4 million common shares for $455 million in 2012. Cash flows provided by financing activities in 2013 included a higher level of commercial paper borrowings due to the increase in acquisition activity. In both 2013 and 2012, the Company purchased the outstanding shares not previously owned by the Company in majority-owned subsidiaries. Cash flows used in financing activities in 2012 included a borrowing and a repayment, each for Japanese Yen (JPY) 6 billion (approximately $73 million), under the terms of separate credit facilities.

Dividends have been paid for 256 consecutive quarters, including a yearly increase in dividends for the last 58 fiscal years. The current annual dividend rate is $1.92.

13-8

The Company's goal is to maintain no less than an "A" rating on senior debt to ensure availability and reasonable cost of external funds. As one means of achieving this objective, the Company has established a financial goal of maintaining a ratio of debt to debt-shareholders' equity of no more than 37 percent.

Debt to Debt-Shareholders' Equity Ratio (dollars in millions)	2014	2013
Debt	$2,325	$2,830
Debt & Shareholders' Equity	8,984	8,568
Ratio	25.9%	33.0%

As of June 30, 2014, the Company had a line of credit totaling $2,000 million through a multi-currency revolving credit agreement with a group of banks, of which $1,184 million was available at June 30, 2014. The credit agreement expires in October 2017; however, the Company has the right to request a one-year extension of the expiration date on an annual basis, which request may result in changes to the current terms and conditions of the credit agreement. Advances from the credit agreement can be used for general corporate purposes, including acquisitions, and for the refinancing of existing indebtedness. The revolving credit agreement requires the payment of an annual facility fee, the amount of which would increase in the event the Company's credit ratings are lowered. Although a lowering of the Company's credit ratings would likely increase the cost of future debt, it would not limit the Company's ability to use the credit agreement nor would it accelerate the repayment of any outstanding borrowings.

The Company is currently authorized to sell up to $1,850 million of short-term commercial paper notes. As of June 30, 2014, $816 million of commercial paper notes were outstanding and the largest amount of commercial paper notes outstanding during the last quarter of 2014 was $1,079 million.

The Company's credit agreements and indentures governing certain debt agreements contain various covenants, the violation of which would limit or preclude the use of the applicable agreements for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the applicable agreements. Based on the Company's rating level at June 30, 2014, the most restrictive financial covenant contained in the credit agreements and the indentures provides that the ratio of secured debt to net tangible assets be less than 10 percent. However, the Company currently does not have secured debt in its debt portfolio. The Company is in compliance with all covenants and expects to remain in compliance during the term of the credit agreements and indentures.

Contractual Obligations - The total amount of gross unrecognized tax benefits, including interest, for uncertain tax positions was $173.0 million at June 30, 2014. Payment of these obligations would result from settlements with worldwide taxing authorities. Due to the difficulty in determining the timing of the settlements, these obligations are not included in the following summary of the Company's fixed contractual obligations. References to Notes are to the Notes to the Consolidated Financial Statements.

(dollars in millions)	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (Note 9)	$1,508	$—	$333	$550	$625
Interest on long-term debt	659	55	91	74	439
Operating leases (Note 9)	291	91	101	37	62
Retirement benefits (Note 10)	118	69	12	12	25
Total	$2,576	$215	$537	$673	$1,151

13-9

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
The Company's debt portfolio contains variable rate debt, inherently exposing the Company to interest rate risk. The Company's objective is to maintain a 60/40 mix between fixed rate and variable rate debt thereby limiting its exposure to changes in near-term interest rates. A 100 basis point increase in near-term interest rates would increase annual interest expense on variable rate debt existing at June 30, 2014 by approximately $12 million.

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

Revenue Recognition - Substantially all of the Diversified Industrial Segment revenues are recognized when persuasive evidence of an arrangement exists, product has shipped and the risks and rewards of ownership have transferred or services have been rendered, the price to the customer is fixed and determinable and collectibility is reasonably assured, which is generally at the time the product is shipped. The Aerospace Systems Segment recognizes revenues primarily using the percentage of completion method and the extent of progress toward completion is primarily measured using the units-of-delivery method. The Company estimates costs to complete long-term contracts for purposes of evaluating and establishing contract reserves. The estimation of these costs requires substantial judgment on the part of management due to the duration of the contractual agreements as well as the technical nature of the products involved. Adjustments to cost estimates are made on a consistent basis and a contract reserve is established when the estimated costs to complete a contract exceed the expected contract revenues.

Impairment of Goodwill and Long-lived Assets - Goodwill is tested for impairment, at the reporting unit level, on an annual basis and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit may exceed its fair value. For the Company, a reporting unit is one level below the operating segment level. Determining whether an impairment has occurred requires the valuation of the respective reporting unit, which the Company has consistently estimated using primarily a discounted cash flow model. The Company believes that the use of a discounted cash flow model results in the most accurate calculation of a reporting unit's fair value since the market value for a reporting unit is not readily available. The discounted cash flow analysis requires several assumptions including future sales growth and operating margin levels as well as assumptions regarding future industry specific market conditions. Each reporting unit regularly prepares discrete operating forecasts and uses these forecasts as the basis for the assumptions used in the discounted cash flow analysis. The Company has consistently used a discount rate commensurate with its cost of capital, adjusted for inherent business risks, and an appropriate terminal growth factor. The Company also reconciles the estimated aggregate fair value of its reporting units as derived from the discounted cash flow analysis to the Company's overall market capitalization.

13-10

The Company continually monitors its reporting units for impairment indicators and updates assumptions used in the most recent calculation of the fair value of a reporting unit as appropriate. During fiscal 2014, the Company made a decision to restructure and change the strategic direction of its Worldwide Energy Products Division (EPD). The Company calculated the fair value of EPD using assumptions reflecting the Company's current strategic direction for this reporting unit, the results of which indicated that the carrying value of EPD exceeded its fair value. As a result, the Company estimated the implied fair value of EPD's goodwill, which resulted in a non-cash impairment charge of $140.3 million. The fair value of EPD was calculated using both a discounted cash flow analysis and estimated fair market values of comparable businesses. The results of the Company's fiscal 2014 annual goodwill impairment test performed as of December 31, 2013 indicated that no additional goodwill impairment existed.

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

Long-lived assets held for use, which primarily includes finite-lived intangible assets and plant and equipment, are evaluated for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use over their expected useful lives and eventual disposition are less than their carrying value. The long-term nature of these assets requires the estimation of their cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test. During fiscal 2014, in connection with the goodwill impairment review discussed above, the Company determined certain intangible assets of EPD, primarily trademarks and customer lists, and plant and equipment were impaired resulting in a non-cash impairment charge of $48.6 million. The fair value of EPD's intangible assets and plant and equipment were determined using the income approach for each asset. There were no events or circumstances that indicated that the carrying value of the Company's remaining long-lived assets held for use were not recoverable.

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

Assumptions are determined based on Company data and appropriate market indicators, and are evaluated each year as of the plans' measurement date. Changes in the assumptions to reflect actual experience as well as the amortization of actuarial gains and losses could result in a material change in the annual net periodic expense and benefit obligations reported in the financial statements. For the Company's domestic defined benefit plans, a 50 basis point change in the assumed long-term rate of return on plan assets is estimated to have an $11 million effect on pension expense and a 50 basis point decrease in the discount rate is estimated to increase pension expense by $18 million. As of June 30, 2014, $1,016 million of past years' net actuarial losses related to the Company's domestic qualified defined benefit plans are subject to amortization in the future. These losses will generally be amortized over approximately eight years and will negatively affect earnings in the future. Actuarial gains experienced in future years will help reduce the effect of the actuarial loss amortization.

Further information on pensions and postretirement benefits other than pensions is provided in Note 10 to the Consolidated Financial Statements.

13-11

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

Loss Contingencies - The Company has a number of loss exposures incurred in the ordinary course of business such as environmental claims, product liability, litigation and accounts receivable reserves. Establishing loss accruals for these matters requires management's estimate and judgment with regards to risk exposure and ultimate liability or realization. These loss accruals are reviewed periodically and adjustments are made to reflect the most recent facts and circumstances.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2014-09, "Revenue from Contracts with Customers." ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including, identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. The Company has not yet determined the effect that ASU 2014-09 will have on its results of operations, statement of financial position, or financial statement disclosures.

13-12

Consolidated Statement of Income

	For the years ended June 30,
(Dollars in thousands, except per share amounts)	2014	2013	2012
Net Sales	$13,215,971	$13,015,704	$13,145,942
Cost of sales	10,188,227	10,086,675	9,958,337
Gross profit	3,027,744	2,929,029	3,187,605
Selling, general and administrative expenses	1,633,992	1,554,973	1,519,316
Goodwill and intangible asset impairment (Note 7)	188,870	—	—
Interest expense	82,566	91,552	92,790
Other (income) expense, net	(25,513)	(18,198)	1,295
(Gain) on disposal of assets (Note 2)	(408,891)	(10,299)	(2,494)
Income before income taxes	1,556,720	1,311,001	1,576,698
Income taxes (Note 4)	515,302	362,217	421,206
Net Income	1,041,418	948,784	1,155,492
Less: Noncontrolling interest in subsidiaries' earnings	370	357	3,669
Net Income Attributable to Common Shareholders	$1,041,048	$948,427	$1,151,823

Earnings per Share Attributable to Common Shareholders (Note 5)
Basic earnings per share	$6.98	$6.36	$7.62
Diluted earnings per share	$6.87	$6.26	$7.45

The accompanying notes are an integral part of the financial statements.

13-13

Consolidated Statement of Comprehensive Income

	For the years ended June 30,
(Dollars in thousands)	2014	2013	2012
Net Income	$1,041,418	$948,784	$1,155,492
Less: Noncontrolling interests in subsidiaries' earnings	370	357	3,669
Net income attributable to common shareholders	1,041,048	948,427	1,151,823

Other comprehensive income (loss), net of tax
Foreign currency translation adjustment (net of tax of $4,692, $1,239 and $(11,530) in 2014, 2013 and 2012)	192,925	(18,974)	(392,742)
Retirement benefits plan activity (net of tax of $(54,473), $(195,884) and $330,984 in 2014, 2013 and 2012)	91,182	325,066	(597,979)
Realized loss (net of tax of $(101), $(101) and $(102) in 2014, 2013 and 2012)	205	204	204
Other comprehensive income (loss)	284,312	306,296	(990,517)
Less: Other comprehensive (loss) for noncontrolling interests	(23)	(1,771)	(25,607)
Other comprehensive income (loss) attributable to common shareholders	284,335	308,067	(964,910)
Total Comprehensive Income Attributable to Common Shareholders	$1,325,383	$1,256,494	$186,913

The accompanying notes are an integral part of the financial statements.

13-14

Business Segment Information
By Industry

(Dollars in thousands)	2014	2013	2012
Net Sales:
Diversified Industrial:
North America	$5,693,527	$5,637,657	$5,708,057
International	5,287,916	5,110,332	5,335,138
Aerospace Systems	2,234,528	2,267,715	2,102,747
	$13,215,971	$13,015,704	$13,145,942
Segment Operating Income:
Diversified Industrial:
North America	$946,493	$908,719	$960,252
International	572,476	602,480	752,155
Aerospace Systems	271,238	280,286	290,135
Total segment operating income	1,790,207	1,791,485	2,002,542
Corporate administration	181,926	185,767	193,367
Income before interest expense and other	1,608,281	1,605,718	1,809,175
Interest expense	82,566	91,552	92,790
Other (income) expense	(31,005)	203,165	139,687
Income before income taxes	$1,556,720	$1,311,001	$1,576,698

Assets:
Diversified Industrial	$9,501,837	$9,388,027	$8,696,094
Aerospace Systems (a)	1,359,130	1,139,967	1,033,449
Corporate (b)	2,413,395	2,012,904	1,440,739
	$13,274,362	$12,540,898	$11,170,282

Property Additions (c):
Diversified Industrial	$189,832	$312,392	$219,872
Aerospace Systems	23,261	20,838	19,651
Corporate	3,247	7,105	8,223
	$216,340	$340,335	$247,746

Depreciation:
Diversified Industrial	$187,347	$187,014	$182,853
Aerospace Systems	19,193	19,498	19,395
Corporate	8,425	7,210	8,260
	$214,965	$213,722	$210,508

13-15

(Dollars in thousands)	2014	2013	2012
By Geographic Area (d)
Net Sales:
North America	$7,853,603	$7,844,552	$7,830,517
International	5,362,368	5,171,152	5,315,425
	$13,215,971	$13,015,704	$13,145,942
Long-Lived Assets:
North America	$861,300	$871,958	$867,159
International	962,994	936,282	852,809
	$1,824,294	$1,808,240	$1,719,968

As of July 1, 2013, the Company consolidated its Climate & Industrial Controls businesses into existing operating groups within the Industrial Segment. As a result of this consolidation and the resulting change in management structure made in connection with the strategic divestiture of certain operations in the Climate & Industrials Control Segment, the Company now has two reporting segments: Diversified Industrial (formerly referred to as Industrial) and Aerospace Systems (formerly referred to as Aerospace). All prior period results have been revised to reflect the new reporting segment structure.

The accounting policies of the business segments are the same as those described in the Significant Accounting Policies footnote except that the business segment results are prepared on a basis that is consistent with the manner in which the Company’s management disaggregates financial information for internal review and decision-making.

(a)	Includes investments in joint-venture companies in which ownership is 50 percent or less and in which the Company does not have operating control (2014 - $263,246).

(b)
Corporate assets are principally cash and cash equivalents, marketable securities, domestic deferred income taxes, investments, benefit plan assets, headquarters facilities and the major portion of the Company’s domestic data processing equipment.

(c)	Includes the value of net plant and equipment at the date of acquisition of acquired companies (2013 - $74,439; 2012 - $28,929).

(d)
Net sales are attributed to countries based on the location of the selling unit. North America includes the United States, Canada and Mexico. No country other than the United States represents greater than 10 percent of consolidated sales. Long-lived assets are comprised of plant and equipment based on physical location.

13-16

Consolidated Balance Sheet

(Dollars in thousands)
June 30,	2014	2013
Assets
Current Assets
Cash and cash equivalents (Note 1)	$1,613,555	$1,781,412
Marketable securities (Note 1)	573,701	—
Trade accounts receivable, net (Note 1)	1,858,176	1,840,820
Non-trade and notes receivable (Note 1)	388,437	221,925
Inventories (Note 6)	1,371,681	1,377,405
Prepaid expenses	129,837	182,669
Deferred income taxes (Notes 1 and 4)	136,193	126,955
Total Current Assets	6,071,580	5,531,186
Plant and equipment (Note 1)	5,152,591	4,999,301
Less accumulated depreciation	3,328,297	3,191,061
	1,824,294	1,808,240
Investments and other assets (Note 1)	1,018,781	687,458
Intangible assets, net (Notes 1 and 7)	1,188,282	1,290,499
Goodwill (Notes 1 and 7)	3,171,425	3,223,515
Total Assets	$13,274,362	$12,540,898

Liabilities and Equity
Current Liabilities
Notes payable and long-term debt payable within one year (Notes 8 and 9)	$816,622	$1,333,826
Accounts payable, trade	1,252,040	1,156,002
Accrued payrolls and other compensation	453,321	426,996
Accrued domestic and foreign taxes	223,611	136,079
Other accrued liabilities	507,202	467,300
Total Current Liabilities	3,252,796	3,520,203
Long-term debt (Note 9)	1,508,142	1,495,960
Pensions and other postretirement benefits (Note 10)	1,346,224	1,372,437
Deferred income taxes (Notes 1 and 4)	94,819	102,920
Other liabilities	409,573	307,897
Total Liabilities	6,611,554	6,799,417
Equity (Note 11)
Shareholders' Equity
Serial preferred stock, $.50 par value, authorized 3,000,000 shares; none issued
Common stock, $.50 par value, authorized 600,000,000 shares; issued 181,046,128 shares in 2014 and 2013	90,523	90,523
Additional capital	595,498	608,752
Retained earnings	9,174,189	8,421,270
Accumulated other comprehensive (loss)	(823,498)	(1,107,833)
Treasury shares at cost: 32,143,315 in 2014 and 31,757,604 in 2013	(2,377,284)	(2,274,286)
Total Shareholders' Equity	6,659,428	5,738,426
Noncontrolling interests	3,380	3,055
Total Equity	6,662,808	5,741,481
Total Liabilities and Equity	$13,274,362	$12,540,898
The accompanying notes are an integral part of the financial statements.

13-17

Consolidated Statement of Cash Flows

	For the years ended June 30,
(Dollars in thousands)	2014	2013	2012
Cash Flows From Operating Activities
Net income	$1,041,418	$948,784	$1,155,492
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	214,965	213,722	210,508
Amortization	121,737	121,902	111,421
Goodwill and intangible asset impairment	188,870	—	—
Stock incentive plan compensation	103,161	84,996	80,935
Deferred income taxes	(74,139)	(1,368)	(56,452)
Foreign currency transaction loss	5,398	19,497	4,300
Loss (gain) on disposal of assets	2,997	2,746	(2,494)
Gain on sale of businesses	—	(14,637)	—
Net gain on deconsolidation	(412,612)	—	—
Changes in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(99,144)	(21,206)	(91,091)
Inventories	(3,816)	98,518	(28,333)
Prepaid expenses	58,117	(47,451)	(26,981)
Other assets	(79,158)	(16,007)	(6,578)
Accounts payable, trade	92,927	(66,082)	59,692
Accrued payrolls and other compensation	20,840	(45,771)	16,003
Accrued domestic and foreign taxes	86,745	(17,054)	(70,302)
Other accrued liabilities	(23,480)	(62,728)	33,512
Pensions and other postretirement benefits	99,569	(16,691)	123,944
Other liabilities	43,498	9,765	16,809
Net cash provided by operating activities	1,387,893	1,190,935	1,530,385
Cash Flows From Investing Activities
Acquisitions (less cash acquired of $1,780 in 2014, $33,932 in 2013 and $19,161 in 2012)	(17,593)	(621,144)	(156,256)
Capital expenditures	(216,340)	(265,896)	(218,817)
Proceeds from disposal of assets	14,368	25,047	20,404
Proceeds from sale of businesses	—	73,515	—
Net proceeds from deconsolidation	202,498	—	—
Purchase of marketable securities and other investments	(624,880)	—	—
Other	(4,454)	(21,367)	(21,099)
Net cash used in investing activities	(646,401)	(809,845)	(375,768)
Cash Flows From Financing Activities
Proceeds from exercise of stock options	8,013	32,204	10,599
Payments for common shares	(204,043)	(258,007)	(456,969)
Tax benefit from stock incentive plan compensation	33,732	66,030	16,107
Acquisition of noncontrolling interests	—	(1,091)	(147,441)
(Payments for) proceeds from notes payable, net	(515,387)	1,319,524	(1,961)
Proceeds from long-term borrowings	748	3,768	73,556
Payments for long-term borrowings	(2,934)	(331,245)	(76,757)
Dividends paid	(278,244)	(255,009)	(240,654)
Net cash (used in) provided by financing activities	(958,115)	576,174	(823,520)
Effect of exchange rate changes on cash	48,766	(14,169)	(150,246)
Net (decrease) increase in cash and cash equivalents	(167,857)	943,095	180,851
Cash and cash equivalents at beginning of year	1,781,412	838,317	657,466
Cash and cash equivalents at end of year	$1,613,555	$1,781,412	$838,317
Supplemental Data:
Cash paid during the year for:
Interest	$77,144	$88,084	$91,677
Income taxes	472,369	311,988	494,378

The accompanying notes are an integral part of the financial statements.

13-18

Consolidated Statement of Equity

(Dollars in thousands)	Common Stock	Additional Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)	Treasury Shares	Noncontrolling Interests	Total
Balance June 30, 2011	$90,523	$668,332	$6,891,407	$(450,990)	$(1,815,418)	$104,482	$5,488,336
Net income			1,151,823			3,669	1,155,492
Other comprehensive (loss)				(964,910)		(25,607)	(990,517)
Dividends paid			(233,168)			(7,486)	(240,654)
Stock incentive plan activity		45,532	(22,887)		65,266		87,911
Acquisition activity		(73,615)				(65,843)	(139,458)
Shares purchased at cost					(455,380)		(455,380)
Balance June 30, 2012	$90,523	$640,249	$7,787,175	$(1,415,900)	$(2,205,532)	$9,215	$4,905,730
Net income			948,427			357	948,784
Other comprehensive income (loss)				308,067		(1,771)	306,296
Dividends paid			(254,283)			(726)	(255,009)
Stock incentive plan activity		(34,678)	(60,049)		188,423		93,696
Acquisition activity		3,181				(4,020)	(839)
Shares purchased at cost					(257,177)		(257,177)
Balance June 30, 2013	$90,523	$608,752	$8,421,270	$(1,107,833)	$(2,274,286)	$3,055	$5,741,481
Net income			1,041,048			370	1,041,418
Other comprehensive income (loss)				284,335		(23)	284,312
Dividends paid			(278,222)			(22)	(278,244)
Stock incentive plan activity		(13,254)	(9,907)		97,002		73,841
Shares purchased at cost					(200,000)		(200,000)
Balance June 30, 2014	$90,523	$595,498	$9,174,189	$(823,498)	$(2,377,284)	$3,380	$6,662,808

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
The Diversified Industrial Segment is an aggregation of several business units, which manufacture motion-control and fluid power system components for builders and users of various types of manufacturing, packaging, processing, transportation, agricultural, construction, and military vehicles and equipment. Diversified Industrial Segment products are marketed primarily through field sales employees and independent distributors. The Diversified Industrial North American operations have manufacturing plants and distribution networks throughout the United States, Canada and Mexico and primarily service North America. The Diversified Industrial International operations provide Parker products and services to 47 countries throughout Europe, Asia Pacific, Latin America, the Middle East and Africa.
The Aerospace Systems Segment produces hydraulic, fuel, pneumatic and electro-mechanical systems and components, which are utilized on virtually every domestic commercial, military and general aviation aircraft and also performs a vital role in naval vessels and land-based weapons systems. This Segment serves original equipment and maintenance, repair and overhaul customers worldwide. Aerospace Systems Segment products are marketed by field sales employees and are sold directly to manufacturers and end users.
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
Marketable Securities - Consist of short-term highly liquid investments, with stated maturities of greater than three months from the date of purchase, carried at cost plus accrued interest.
Trade Accounts Receivable, net - Trade accounts receivable are initially recorded at their net collectible amount and are generally recorded at the time the revenue from the sales transaction is recorded. Receivables are written off to bad debt primarily when, in the judgment of the Company, the receivable is deemed to be uncollectible due to the insolvency of the debtor. Allowance for doubtful accounts was $16,040 and $14,824 at June 30, 2014 and June 30, 2013, respectively.
Non-Trade and Notes Receivable - The non-trade and notes receivable caption in the Consolidated Balance Sheet is comprised of the following components:

June 30,	2014	2013
Notes receivable	$117,400	$111,531
Reverse repurchase agreements	54,772	—
Accounts receivable, other	216,265	110,394
Total	$388,437	$221,925
Reverse repurchase agreements are collateralized lending arrangements and have a maturity longer than three months from the date of purchase. The Company does not record an asset or liability for the collateral associated with the reverse repurchase agreements.

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

The plant and equipment caption in the Consolidated Balance Sheet is comprised of the following components:

June 30,	2014	2013
Land and land improvements	$326,008	$316,360
Buildings and building equipment	1,535,634	1,431,358
Machinery and equipment	3,210,172	3,131,077
Construction in progress	80,777	120,506
Total	$5,152,591	$4,999,301

Investments and Other Assets - Investments in joint-venture companies in which ownership is 50 percent or less and in which the Company does not have operating control are stated at cost plus the Company's equity in undistributed earnings and amounted to $324,610 and $61,117 at June 30, 2014 and June 30, 2013, respectively. The Company's share of earnings from these investments were immaterial to the Company's results of operations.

13-21

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
Product Warranty - In the ordinary course of business the Company warrants its products against defect in design, materials and workmanship over various time periods. The warranty accrual at June 30, 2014 and 2013 is immaterial to the financial position of the Company and the change in the accrual during 2014, 2013 and 2012 was immaterial to the Company's results of operations and cash flows.
Foreign Currency Translation - Assets and liabilities of foreign subsidiaries are translated at current exchange rates, and income and expenses are translated using weighted-average exchange rates. The effects of these translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in the accumulated other comprehensive (loss) component of shareholders' equity. Such adjustments will affect net income only upon sale or liquidation of the underlying foreign investments, which is not contemplated at this time. Exchange gains and losses from transactions in a currency other than the local currency of the entity involved, and translation adjustments in countries with highly inflationary economies, are included in net income.
Subsequent Events - The Company has evaluated subsequent events that have occurred through the date of filing of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2014. No subsequent events occurred that required adjustment to or disclosure in these financial statements.
Recent Accounting Pronouncements - In May 2014, the Financial Accounting Standards Board issued Accounting (FASB) Standards Update (ASU) 2014-09, "Revenue from Contracts with Customers." ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including, identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. The Company has not yet determined the effect that ASU 2014-09 will have on its results of operations, statement of financial position, or financial statement disclosures.

2.	Deconsolidation of Subsidiary, Acquisitions and Divestitures

Deconsolidation of Subsidiary - During 2014, the Company and GE Aviation, a non-related party, finalized a joint venture in which the Company sold a 50 percent equity interest in one of its wholly-owned subsidiaries. The sale of the 50 percent equity interest in the wholly-owned subsidiary resulted in a loss of control of the subsidiary, and therefore it was deconsolidated from the Company's financial statements during the second quarter of fiscal 2014. The Company's equity interest in the joint venture with GE Aviation at June 30, 2014 of $263,246 is accounted for using the equity method of accounting. A significant portion of the underlying net assets of the joint venture are related to goodwill.

The Company recognized a pre-tax gain of $413 million on the deconsolidation, measured as the fair value of the consideration received for the 50 percent equity interest in the former subsidiary and the fair value of the retained investment less the carrying amount of the former subsidiary's net assets. Approximately $186 million of the pre-tax gain is attributable to the remeasurement of the retained investment in the former subsidiary to its current fair value. The gain is reflected in the (gain) on disposal of assets caption in the Consolidated Statement of Income and the other (income) expense caption in the Business Segment Information.

13-22

Acquisitions - During 2014, the Company completed three acquisitions whose aggregate sales for their most recent fiscal year prior to acquisition were approximately $14 million. Total purchase price for the three acquisitions was approximately $19 million in cash.
During 2013, the Company completed eight acquisitions whose aggregate sales for their most recent fiscal year prior to acquisition were approximately $484 million. Total purchase price for the eight acquisitions was approximately $621 million in cash and $114 million in assumed debt.
During 2012, the Company completed four acquisitions whose aggregate sales for their most recent fiscal year prior to acquisition were approximately $141 million. Total purchase price for the four acquisitions in 2012 was approximately $156 million in cash. Also during 2012, the Company purchased the outstanding shares not previously owned by the Company in two majority-owned subsidiaries. Total purchase price for the two majority-owned subsidiaries was approximately $147 million in cash.
The results of operations for all acquisitions are included as of the respective dates of acquisition. The initial purchase price allocation and subsequent purchase price adjustments for acquisitions in 2014, 2013 and 2012 are presented below. Some of the 2014 acquisitions are still subject to purchase price adjustments.

	2014	2013	2012
Assets:
Accounts receivable	$954	$91,668	$24,833
Inventories	2,184	93,915	29,102
Prepaid expenses	57	4,672	1,541
Deferred income taxes	189	(1,713)	5,679
Plant and equipment	11,211	74,439	28,929
Intangible and other assets	5,646	280,001	59,576
Goodwill	3,195	317,879	68,144
	23,436	860,861	217,804
Liabilities and equity:
Notes payable	—	11,920	1,887
Accounts payable, trade	915	46,596	7,189
Accrued payrolls and other compensation	263	12,099	3,672
Accrued domestic and foreign taxes	1	7,073	2,882
Other accrued liabilities	3,864	16,805	5,984
Long-term debt	—	102,122	4,365
Pensions and other postretirement benefits	—	2,125	11,396
Deferred income taxes	—	39,214	24,062
Other liabilities	800	689	111
Noncontrolling interests	—	1,074	—
	5,843	239,717	61,548
Net assets acquired	$17,593	$621,144	$156,256

Divestitures - During 2013, the Company completed several divestitures, the primary ones being the automotive businesses of its Mobile Climate Systems division and its Turkey refrigeration components business. Under the segment structure effective July 1, 2013, both of these businesses would have been part of the Diversified Industrial Segment and had combined revenues of approximately $158 million for fiscal 2012. The Company recorded a net pre-tax gain during 2013 of approximately $18 million related to these divestitures. The gain is reflected in the (gain) on disposal of assets caption in the Consolidated Statement of Income.

13-23

3.	Charges Related to Business Realignment
To structure its businesses in light of current and anticipated customer demand, the Company incurred business realignment charges in 2014, 2013 and 2012.
Business realignment charges by business segment are as follows:

	2014	2013	2012
Diversified Industrial	$101,524	$12,234	$14,321
Aerospace Systems	925	—	—
Work force reductions by business segment are as follows:

	2014	2013	2012
Diversified Industrial	1,581	725	521
Aerospace Systems	44	—	—
The charges primarily consist of severance costs related to plant closures as well as general work force reductions implemented by various operating units throughout the world, with the majority of charges relating to realignment activities in Europe. In addition, $1,331 of fixed asset write-downs were recognized in connection with plant closures in the Diversified Industrial Segment, and are reflected in the other (income) expense caption in the Business Segment information for 2014. During 2013, $1,918 of severance costs for 98 people were recognized in connection with the Company's divestiture of its Turkey refrigeration components business and is reflected in the other (income) expense caption in the Business Segment Information. The business realignment charges in 2012 also included charges related to enhanced retirement benefits. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital.
The business realignment charges are presented in the Consolidated Statement of Income as follows:

	2014	2013	2012
Cost of sales	$63,575	$8,354	$12,669
Selling, general and administrative expenses	38,874	3,880	1,020
(Gain) on disposal of assets	1,331	1,918	632
As of June 30, 2014, approximately $31 million in severance payments have been made relating to charges incurred during 2014. The majority of the remaining severance payments of approximately $62 million are expected to be paid by June 30, 2015 and are reflected within the other accrued liabilities caption in the Consolidated Balance Sheet. All required severance payments have been made relating to charges incurred in 2013 and 2012. Additional charges may be recognized in future periods related to the realignment actions described above, the timing and amount of which are not known at this time.

4.	Income Taxes
Income before income taxes was derived from the following sources:

	2014	2013	2012
United States	$1,115,010	$653,622	$810,150
Foreign	441,710	657,379	766,548
	$1,556,720	$1,311,001	$1,576,698

13-24

Income taxes include the following:

	2014	2013	2012
Federal
Current	$377,404	$167,350	$255,991
Deferred	(45,643)	26,523	(48,252)
Foreign
Current	168,177	176,739	191,167
Deferred	(28,016)	(28,472)	(29)
State and local
Current	43,860	19,496	30,500
Deferred	(480)	581	(8,171)
	$515,302	$362,217	$421,206

A reconciliation of the Company's effective income tax rate to the statutory Federal rate follows:

	2014	2013	2012
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes	1.8	1.0	0.9
Goodwill and intangible asset impairment	4.5	—	—
Tax related to international activities	(5.6)	(5.8)	(5.8)
Cash surrender value of life insurance	(0.9)	(0.7)	0.1
Federal manufacturing deduction	(1.0)	(1.0)	(1.6)
Research tax credit	(0.3)	(1.1)	(0.4)
Other	(0.4)	0.2	(1.5)
Effective income tax rate	33.1%	27.6%	26.7%

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:

	2014	2013
Retirement benefits	$550,034	$535,260
Other liabilities and reserves	128,848	113,257
Long-term contracts	46,006	26,714
Stock-based incentive compensation	64,267	59,274
Loss carryforwards	340,676	286,180
Unrealized currency exchange gains and losses	25,182	14,639
Inventory	18,668	15,570
Foreign tax credit carryforward	51,875	25,195
Depreciation and amortization	(571,107)	(527,860)
Valuation allowance	(348,837)	(273,413)
Net deferred tax asset	$305,612	$274,816

Change in net deferred tax asset:
Provision for deferred tax	$74,139	$1,368
Items of other comprehensive (loss)	(49,882)	(194,746)
Acquisitions and other	6,539	(81,067)
Total change in net deferred tax	$30,796	$(274,445)

13-25

As of June 30, 2014, the Company has recorded deferred tax assets of $340,676 resulting from $1,212,459 in loss carryforwards. A valuation allowance of $323,358 related to the loss carryforwards has been established due to the uncertainty of realizing certain deferred tax assets. Of this valuation allowance, $296,598 relates to non-operating entities whose loss carryforward utilization is considered to be remote. Some of the loss carryforwards can be carried forward indefinitely; others can be carried forward from three to 20 years. In addition, a valuation allowance of $25,479 related to future deductible items has been established due to the uncertainty of their realization. These future deductible items are recorded in the other liabilities and reserves line in the table above.
Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of certain international operations as those earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the eventual remittance of such earnings. Accumulated undistributed earnings reinvested in international operations amounted to approximately $2,800,000 at June 30, 2014.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2014	2013	2012
Balance July 1	$107,440	$109,735	$81,156
Additions for tax positions related to current year	7,752	10,285	66,500
Additions for tax positions of prior years	55,136	10,719	11,047
Reductions for tax positions of prior years	(1,359)	(20,683)	(23,456)
Reductions for settlements	(1,856)	(4,266)	(23,434)
Reductions for expiration of statute of limitations	(5,005)	(437)	(1,636)
Effect of foreign currency translation	2,705	2,087	(442)
Balance June 30	$164,813	$107,440	$109,735

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $71,898, $60,876 and $61,601 as of June 30, 2014, 2013 and 2012, respectively. If recognized, a significant portion of the gross unrecognized tax benefits as of June 30, 2014 would be offset against an asset currently recorded in the Consolidated Balance Sheet. The accrued interest related to the gross unrecognized tax benefits, excluded from the amounts above, was $8,198, $5,184 and $3,676 as of June 30, 2014, 2013 and 2012, respectively.
The Company and its subsidiaries file income tax returns in the United States and in various foreign jurisdictions. In the normal course of business, the Company's tax returns are subject to examination by taxing authorities throughout the world. The Company is no longer subject to examinations of its federal income tax returns by the United States Internal Revenue Service for fiscal years through 2012. All significant state, local and foreign tax returns have been examined for fiscal years through 2006. The Company does not anticipate that, within the next twelve months, the total amount of unrecognized tax benefits will significantly change due to the settlement of examinations and the expiration of statute of limitations.

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

	2014	2013	2012
Numerator:
Net income attributable to common shareholders	$1,041,048	$948,427	$1,151,823
Denominator:
Basic - weighted-average common shares	149,099,448	149,218,257	151,222,033
Increase in weighted-average common shares from dilutive effect of stock-based awards	2,344,655	2,369,774	3,442,477
Diluted - weighted-average common shares, assuming exercise of stock-based awards	151,444,103	151,588,031	154,664,510
Basic earnings per share	$6.98	$6.36	$7.62
Diluted earnings per share	$6.87	$6.26	$7.45

For 2014, 2013 and 2012, 1.2 million, 1.3 million, and 0.7 million common shares, respectively, subject to stock-based awards were excluded from the computation of diluted earnings per share because the effect of their exercise would be anti-dilutive.

6.	Inventories
Inventories are stated at the lower of cost or market. The majority of domestic inventories are valued by the last-in, first-out (LIFO) cost method and the balance of the Company's inventories are valued by the first-in, first-out cost method.
Inventories valued on the LIFO cost method were approximately 30 percent of total inventories in 2014 and 29 percent of total inventories in 2013. The current cost of these inventories exceeds their valuation determined on the LIFO basis by $208,291 in 2014 and $207,277 in 2013. Progress payments of $61,958 in 2014 and $42,446 in 2013 are netted against inventories.

The inventories caption in the Consolidated Balance Sheet is comprised of the following components:

June 30,	2014	2013
Finished products	$532,968	$531,897
Work in process	732,294	733,025
Raw materials	106,419	112,483
Total	$1,371,681	$1,377,405

13-27

7.	Goodwill and Intangible Assets
The changes in the carrying amount of goodwill are as follows:

	Diversified Industrial Segment	Aerospace Systems Segment	Total
Balance June 30, 2012	$2,827,182	$98,674	$2,925,856
Acquisitions	316,857	—	316,857
Divestitures	(20,105)	—	(20,105)
Foreign currency translation and other	1,241	(334)	907
Balance June 30, 2013	$3,125,175	$98,340	$3,223,515
Acquisitions	3,195	—	3,195
Impairment	(140,334)	—	(140,334)
Foreign currency translation and other	84,688	361	85,049
Balance June 30, 2014	$3,072,724	$98,701	$3,171,425

Acquisitions represent the original goodwill allocation, purchase price adjustments, and final adjustments to the purchase price allocation for the acquisitions during the measurement period subsequent to the applicable acquisition dates. The Company's previously reported results of operations and financial position would not be materially different had the goodwill adjustments recorded during 2014 and 2013 been reflected in the same reporting period that the initial purchase price allocations for those acquisitions were made.

Divestitures represent goodwill associated with businesses divested during 2013 as more fully discussed in Note 2 to the Consolidated Financial Statements.

During the second quarter of fiscal 2014, the Company made a decision to restructure and change the strategic direction of its Worldwide Energy Products Division (EPD). The Company calculated the fair value of EPD using assumptions reflecting the Company's updated strategic direction for this reporting unit, the results of which indicated that the carrying value of EPD exceeded its fair value. As a result, the Company estimated the implied fair value of EPD's goodwill, which resulted in a non-cash impairment charge of $140,334. The impairment charge is reflected in the goodwill and intangible asset impairment caption in the Consolidated Statement of Income and in the other (income) expense caption in the Business Segment Information. The fair value of EPD was calculated using both a discounted cash flow analysis and estimated fair market values of comparable businesses with each valuation method having equal weight. Fair value calculated using a discounted cash flow analysis is classified within level 3 of the fair value hierarchy and requires several assumptions including a risk-adjusted interest rate and future sales and operating margin levels.

The Company's annual impairment tests performed in 2014, 2013, and 2012 resulted in no impairment loss being recognized.

Intangible assets are amortized on a straight-line method over their legal or estimated useful life. The gross carrying value and accumulated amortization for each major category of intangible asset at June 30 are as follows:

	2014		2013
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patents	$160,030	$86,708	$141,160	$75,175
Trademarks	391,268	174,114	386,619	148,319
Customer lists and other	1,481,560	583,754	1,468,243	482,029
Total	$2,032,858	$844,576	$1,996,022	$705,523

13-28

During 2014, the Company acquired intangible assets, either individually or as part of a group of assets, with an initial purchase price allocation and weighted-average life as follows:

	Purchase Price Allocation	Weighted-Average Life
Patents	$15,727	10 years
Trademarks	160	5 years
Customer lists and other	6,686	11 years
Total	$22,573	10 years

Total intangible amortization expense in 2014, 2013 and 2012 was $118,782, $118,516 and $107,086, respectively. Estimated intangible amortization expense for the five years ending June 30, 2015 through 2019 is $113,785, $109,360, $105,222, $99,406 and $92,579, respectively.

Intangible assets are evaluated for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use over their expected useful lives and eventual disposition may be less than their net carrying value. In connection with the goodwill impairment review of EPD discussed above, the Company determined that certain intangible assets of EPD, primarily trademarks and customer lists, were impaired resulting in the recognition of a non-cash impairment charge of $43,664. The impairment charge is reflected in the goodwill and intangible asset impairment caption in the Consolidated Statement of Income and in the other (income) expense caption in the Business Segment Information. The fair value of EPD's intangible assets were determined using an income approach for the individual intangible assets. Fair value calculated using an income approach is classified within level 3 of the fair value hierarchy and requires several assumptions including future sales and operating margins expected to be generated from the use of the individual intangible asset.

8.	Financing Arrangements
The Company has a line of credit totaling $2,000,000 through a multi-currency revolving credit agreement with a group of banks, $1,183,900 of which was available at June 30, 2014. The credit agreement expires in October 2017; however, the Company has the right to request a one-year extension of the expiration date on an annual basis, which request may result in changes to the current terms and conditions of the credit agreement. Advances from the credit agreement can be used for general corporate purposes, including acquisitions, and for the refinancing of existing indebtedness. The credit agreement requires the payment of an annual facility fee, the amount of which would increase in the event the Company's credit ratings are lowered. Although a lowering of the Company's credit ratings would likely increase the cost of future debt, it would not limit the Company's ability to use the credit agreement nor would it accelerate the repayment of any outstanding borrowings.
The Company is currently authorized to sell up to $1,850,000 of short-term commercial paper notes. At June 30, 2014 and 2013, $816,100 and $1,331,445 of commercial paper notes were outstanding, respectively.
In addition to commercial paper notes, notes payable includes short-term lines of credit and borrowings from foreign banks. At June 30, 2014, the Company had $69,949 in lines of credit from various foreign banks, $69,924 of which was available at June 30, 2014. Most of these agreements are renewed annually. The weighted-average interest rate on notes payable during 2014 and 2013 was 0.2 percent and 0.3 percent, respectively.
The Company's foreign locations in the ordinary course of business may enter into financial guarantees through financial institutions which enable customers to be reimbursed in the event of nonperformance by the Company.
The Company's credit agreements and indentures governing certain debt agreements contain various covenants, the violation of which would limit or preclude the use of the applicable agreements for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the applicable agreements. At the Company's present rating level, the most restrictive covenant contained in the credit agreements and the indentures provides that the ratio of secured debt to net tangible assets be less than 10 percent. As of June 30, 2014, the Company does not have any secured debt outstanding. The Company is in compliance with all covenants.

13-29

9.	Debt

June 30,	2014	2013
Domestic:
Fixed rate medium-term notes 3.50% to 6.55%, due 2018-2038	$1,175,000	$1,175,000
Foreign:
Bank loans, including revolving credit 1% to 11.75%, due 2015	322	2,045
Euro bonds 4.125%, due 2016	273,860	260,200
Japanese Yen credit facility JPY Libor plus 55 bps, due 2017	59,220	60,540
Other long-term debt, including capitalized leases	236	556
Total long-term debt	1,508,638	1,498,341
Less long-term debt payable within one year	496	2,381
Long-term debt, net	$1,508,142	$1,495,960

Principal amounts of long-term debt payable in the five years ending June 30, 2015 through 2019 are $496, $273,891, $59,236, $450,014 and $100,000, respectively.
Lease Commitments - Future minimum rental commitments as of June 30, 2014, under non-cancelable operating leases, which expire at various dates, are as follows: 2015-$91,435; 2016-$60,672; 2017-$40,591; 2018-$22,126; 2019-$14,967 and after 2019-$61,810.
Rental expense in 2014, 2013 and 2012 was $131,948, $133,478 and $124,546, respectively.

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
A summary of the Company's defined benefit pension plans follows:

	2014	2013	2012
Benefit cost
Service cost	$99,929	$107,519	$84,663
Interest cost	190,999	174,152	185,550
Expected return on plan assets	(226,884)	(211,694)	(201,845)
Amortization of prior service cost	14,644	14,472	14,016
Amortization of unrecognized actuarial loss	159,584	200,849	105,788
Amortization of initial net obligation (asset)	19	22	(60)
Net periodic benefit cost	$238,291	$285,320	$188,112

13-30

	2014	2013
Change in benefit obligation
Benefit obligation at beginning of year	$4,382,563	$4,506,521
Service cost	99,929	107,519
Interest cost	190,999	174,152
Actuarial loss (gain)	277,098	(241,674)
Benefits paid	(286,066)	(157,838)
Plan amendments	(3,503)	11,236
Acquisitions	—	1,283
Foreign currency translation and other	88,427	(18,636)
Benefit obligation at end of year	$4,749,447	$4,382,563

Change in plan assets
Fair value of plan assets at beginning of year	$3,096,616	$2,700,050
Actual gain on plan assets	469,984	278,862
Employer contributions	146,237	291,018
Benefits paid	(286,066)	(157,838)
Acquisitions	—	285
Foreign currency translation and other	72,503	(15,761)
Fair value of plan assets at end of year	$3,499,274	$3,096,616
Funded status	$(1,250,173)	$(1,285,947)

Amounts recognized on the Consolidated Balance Sheet
Other accrued liabilities	$(11,333)	$(20,643)
Pensions and other postretirement benefits	(1,238,840)	(1,265,304)
Net amount recognized	$(1,250,173)	$(1,285,947)

Amounts recognized in Accumulated Other Comprehensive (Loss)
Net actuarial loss	$1,434,645	$1,537,549
Prior service cost	37,137	54,630
Transition obligation	143	166
Net amount recognized	$1,471,925	$1,592,345

The presentation of the amounts recognized on the Consolidated Balance Sheet and in accumulated other comprehensive (loss) is on a debit (credit) basis and excludes the effect of income taxes.

During 2014, the Company offered a lump-sum distribution to certain participants in one of its U.S. defined benefit plans. Included in benefits paid in 2014 is $110,000 related to participants who elected to receive a lump-sum distribution. No settlement charge was required to be recognized.
The estimated amount of net actuarial loss, prior service cost and transition obligation that will be amortized from accumulated other comprehensive (loss) into net periodic benefit pension cost in 2015 is $158,471, $7,668 and $19, respectively.
The accumulated benefit obligation for all defined benefit plans was $4,258,743 and $3,944,921 at June 30, 2014 and 2013, respectively. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $4,691,350, $4,206,557 and $3,443,515, respectively, at June 30, 2014, and $4,351,955, $3,920,218 and $3,070,157, respectively, at June 30, 2013. The projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $4,709,493 and $3,459,097, respectively, at June 30, 2014, and $4,381,914 and $3,095,942, respectively, at June 30, 2013.

13-31

The Company expects to make cash contributions of approximately $63 million to its defined benefit pension plans in 2015, the majority of which relates to non-U.S. defined benefit plans. Estimated future benefit payments in the five years ending June 30, 2015 through 2019 are $189,307, $235,993, $219,266, $225,421 and $251,678, respectively and $1,391,819 in the aggregate for the five years ending June 30, 2020 through June 30, 2024.
The assumptions used to measure net periodic benefit cost for the Company's significant defined benefit plans are:

	2014	2013	2012
U.S. defined benefit plans
Discount rate	4.52%	3.91%	5.45%
Average increase in compensation	5.13%	5.21%	5.21%
Expected return on plan assets	8.0%	8.0%	8.0%
Non-U.S. defined benefit plans
Discount rate	1.5 to 4.59%	1.75 to 4.7%	2.0 to 5.87%
Average increase in compensation	2.0 to 6.0%	2.0 to 6.0%	2.0 to 5.0%
Expected return on plan assets	1.0 to 6.25%	1.0 to 6.4%	1.0 to 7.5%

The assumptions used to measure the benefit obligation for the Company's significant defined benefit plans are:

	2014	2013
U.S. defined benefit plans
Discount rate	4.05%	4.52%
Average increase in compensation	5.12%	5.13%
Non-U.S. defined benefit plans
Discount rate	0.9 to 4.2%	1.5 to 4.59%
Average increase in compensation	2.0 to 5.0%	2.0 to 6.0%

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
The weighted-average allocation of the majority of the assets related to defined benefit plans is as follows:

	2014	2013
Equity securities	42%	57%
Debt securities	48%	30%
Other	10%	13%
	100%	100%

The weighted-average target asset allocation as of June 30, 2014 is 41 percent equity securities, 47 percent debt securities and 12 percent other investments. The investment strategy for the Company's worldwide defined benefit pension plan assets focuses on achieving prudent actuarial funding ratios while maintaining acceptable levels of risk in order to provide adequate liquidity to meet immediate and future benefit requirements. This strategy requires investment portfolios that are broadly diversified across various asset classes and external investment managers. Assets held in the U.S. defined benefit plans account for approximately 72 percent of the Company's total defined benefit plan assets. The Company's overall investment strategy with respect to the Company's U.S. defined benefit plans is to opportunistically migrate from its traditional mix between growth seeking assets (primarily consisting of global public equities in developed and emerging countries and hedge fund of fund strategies) and income generating assets (primarily consisting of high quality bonds, both domestic and global, emerging market bonds, high yield bonds and Treasury Inflation Protected Securities) to an allocation more heavily weighted toward income generating assets. Over time, long duration fixed income assets are being added to the portfolio. These securities are highly correlated with the Company's pension liabilities and will serve to hedge a portion of the Company's interest rate risk.

13-32

The fair values of pension plan assets at June 30, 2014 and at June 30, 2013, by asset class, are as follows.

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$46,297	$45,976	$321	$—
Equity securities
U.S. based companies	346,145	346,145	—	—
Non-U.S. based companies	220,911	220,911	—	—
Fixed income securities
Corporate bonds	234,719	101,227	133,492	—
Government issued securities	161,131	101,083	60,048	—
Mutual funds
Equity funds	192,293	191,301	992	—
Fixed income funds	223,662	189,375	34,287	—
Common/Collective trusts
Equity funds	695,195	85,461	609,734	—
Fixed income funds	1,069,207	48,649	1,020,558	—
Limited Partnerships	289,013	777	288,236	—
Miscellaneous	20,701	—	20,701	—
Total at June 30, 2014	$3,499,274	$1,330,905	$2,168,369	$—

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$65,170	$64,208	$962	$—
Equity securities
U.S. based companies	366,692	366,692	—	—
Non-U.S. based companies	223,764	223,764	—	—
Fixed income securities
Corporate bonds	191,266	80,959	110,307	—
Government issued securities	108,212	57,278	50,934	—
Mutual funds
Equity funds	334,370	333,695	675	—
Fixed income funds	57,109	32,926	24,183	—
Common/Collective trusts
Equity funds	826,654	2,743	823,911	—
Fixed income funds	587,023	2,979	584,044	—
Limited Partnerships	302,913	—	302,913	—
Miscellaneous	33,443	772	32,671	—
Total at June 30, 2013	$3,096,616	$1,166,016	$1,930,600	$—

13-33

Cash and cash equivalents, which include repurchase agreements and other short-term investments, are valued at cost, which approximates fair value.
Equity securities are valued at the closing price reported on the active market on which the individual securities are traded. U.S. based companies include Company stock with a fair value of $167,157 as of June 30, 2014 and $126,834 as of June 30, 2013.
Fixed income securities are valued using both market observable inputs for similar assets that are traded on an active market and the closing price on the active market on which the individual securities are traded.
Mutual funds are valued using both the closing market price reported on the active market on which the fund is traded and market observable inputs for similar assets that are traded on an active market and primarily consist of equity and fixed income funds. The equity funds primarily provide exposure to U.S. and international equities, real estate and commodities. The fixed income funds primarily provide exposure to high-yield securities and emerging market fixed income instruments.
Common/Collective trusts primarily consist of equity and fixed income funds and are valued using a net asset value per share. Common/Collective trust investments can be redeemed daily and without restriction. Redemption of the entire investment balance generally requires a 30-day notice period. The equity funds provide exposure to large, mid and small cap U.S. equities, international large and small cap equities and emerging market equities. The fixed income funds provide exposure to U.S., international and emerging market debt securities.
Limited Partnerships primarily consist of hedge funds valued using a net asset value per share and provide exposure to a variety of hedging strategies including long/short equity, relative value, event driven and global macro. Limited Partnership investments can be redeemed daily and without restriction. Redemption of the entire investment balance generally requires a 30-day notice period.
Miscellaneous primarily includes real estate funds, insurance contracts held in the asset portfolio of the Company's non-U.S. defined benefit pension plans, and net payables for securities purchased but not settled in the asset portfolio of the Company's U.S. defined benefit pension plans. Insurance contracts are valued at the present value of future cash flows promised under the terms of the insurance contracts.
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
Employee Savings Plan - The Company sponsors an employee stock ownership plan (ESOP) as part of its existing savings and investment 401(k) plan. The ESOP is available to eligible domestic employees. Company stock is used to match contributions made by employees to the ESOP up to a maximum of 4.0 percent of an employee's annual compensation. Company contributions to the ESOP are generally made in the form of cash and are recorded as compensation expense.

	2014	2013	2012
Shares held by ESOP	8,944,697	9,686,238	10,216,738
Company contributions to ESOP	$63,441	$61,067	$58,067
In addition to shares within the ESOP, as of June 30, 2014, employees have elected to invest in 2,510,535 shares of common stock within a company stock fund of the savings and investment 401(k) plan.

The Company has a retirement income account (RIA) within the employee savings plan. The Company makes a contribution to the participant's RIA each year, the amount of which is based on the participant's age and years of service. Participants do not contribute to the RIA. The Company recognized $25,247, $22,046 and $19,372 in expense related to the RIA in 2014, 2013 and 2012, respectively.

13-34

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
A summary of the Company's other postretirement benefit plans follows:

	2014	2013	2012
Benefit cost
Service cost	$623	$825	$728
Interest cost	2,971	2,826	3,482
Net amortization and deferral	884	1,279	480
Net periodic benefit cost	$4,478	$4,930	$4,690

	2014	2013
Change in benefit obligation
Benefit obligation at beginning of year	$75,544	$83,654
Service cost	623	825
Interest cost	2,971	2,826
Actuarial loss (gain)	1,963	(6,752)
Benefits paid	(4,894)	(5,009)
Benefit obligation at end of year	$76,207	$75,544
Funded status	$(76,207)	$(75,544)

Amounts recognized on the Consolidated Balance Sheet
Other accrued liabilities	$(5,874)	$(6,068)
Pensions and other postretirement benefits	(70,333)	(69,476)
Net amount recognized	$(76,207)	$(75,544)

Amounts recognized in Accumulated Other Comprehensive (Loss)
Net actuarial loss	$14,074	$13,115
Prior service (credit)	(797)	(920)
Net amount recognized	$13,277	$12,195

The presentation of the amounts recognized on the Consolidated Balance Sheet and in accumulated other comprehensive (loss) is on a debit (credit) basis and is before the effect of income taxes. The amount of net actuarial loss and prior service (credit) that will be amortized from accumulated other comprehensive (loss) into net periodic postretirement cost in 2015 is $1,141 and $(121), respectively.

13-35

The assumptions used to measure the net periodic benefit cost for postretirement benefit obligations are:

	2014	2013	2012
Discount rate	4.1%	3.62%	5.0%
Current medical cost trend rate	7.75%	8.0%	8.0%
Ultimate medical cost trend rate	5.0%	5.0%	5.0%
Medical cost trend rate decreases to ultimate in year	2021	2019	2019

The discount rate assumption used to measure the benefit obligation was 3.74 percent in 2014 and 4.1 percent in 2013.
Estimated future benefit payments for other postretirement benefits in the five years ending June 30, 2015 through 2019 are $5,903, $5,991, $6,076, $6,044 and $5,672, respectively, and $24,941 in the aggregate for the five years ending June 30, 2020 through June 30, 2024.
A one percentage point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$83	$(72)
Effect on postretirement benefit obligation	2,011	(1,753)

Other - The Company has established nonqualified deferred compensation programs, which permit officers, directors and certain management employees annually to elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Company matching contributions, and earnings on the deferrals. During 2014, 2013 and 2012, the Company recorded expense relating to deferred compensation of $24,549, $19,182 and $4,499, respectively.
The Company has invested in corporate-owned life insurance policies to assist in meeting the obligation under these programs. The policies are held in a rabbi trust and are recorded as assets of the Company.

11.	Equity

As of July 1, 2013, the Company adopted the provisions of FASB Accounting Standards Update No. 2013-02, "Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income." As a result of this adoption, the Company has presented the significant items reclassified to net income in their entirety during 2014 in the table below.
Changes in accumulated other comprehensive (loss) in shareholders' equity by component:

	Foreign Currency Translation Adjustment	Retirement Benefit Plans	Other	Total
Balance June 30, 2013	$(68,328)	$(1,039,072)	$(433)	$(1,107,833)
Other comprehensive income before reclassifications	192,948	(20,636)	—	172,312
Amounts reclassified from accumulated other comprehensive (loss)	—	111,818	205	112,023
Balance June 30, 2014	$124,620	$(947,890)	$(228)	$(823,498)

13-36

Reclassifications out of accumulated other comprehensive (loss) in shareholders' equity during 2014:

Details about Accumulated Other Comprehensive (Loss) Components	Income (Expense) Reclassified from Accumulated Other Comprehensive (Loss)	Consolidated Statement of Income Classification
Retirement benefit plans
Amortization of prior service cost and initial net obligation	$(14,535)	See Note 10
Recognized actuarial loss	(160,596)	See Note 10
Total before tax	(175,131)
Tax benefit	63,313	Income taxes
Net of tax	$(111,818)

Other
Realized loss on cash flow hedges	$(306)	Interest expense
Tax benefit	101	Income taxes
Net of tax	$(205)
Share Repurchases - The Company has a program to repurchase its common shares. On August 14, 2014, the Board of Directors of the Company approved an increase in the overall maximum number of shares authorized for repurchase under the program so that, beginning on such date, the aggregate number of shares authorized for repurchase was 15 million. Subject to this limitation, the Company is authorized to repurchase, in any single fiscal year, an amount of common shares equal to the greater of 7.5 million shares or five percent of the shares outstanding as of the end of the prior fiscal year. Repurchases are funded primarily from operating cash flows and commercial paper borrowings, and the shares are initially held as treasury stock. The number of common shares repurchased at the average purchase price follows:

	2014	2013	2012
Shares repurchased	1,741,143	3,006,005	6,395,866
Average price per share	$114.87	$85.55	$71.20

12.	Stock Incentive Plans
The Company's 2009 Omnibus Stock Incentive Plan provides for the granting of share-based incentive awards in the form of nonqualified stock options, stock appreciation rights (SARs), restricted stock units (RSUs) and restricted and unrestricted stock to officers and key employees of the Company. The aggregate number of shares authorized for issuance under the 2009 Omnibus Stock Incentive Plan is 14,700,000. The Company satisfies share-based incentive award obligations by issuing shares of common stock out of treasury, which have been repurchased pursuant to the Company's share repurchase program described in Note 11 to the Consolidated Financial Statements, or through the issuance of previously unissued common stock.
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

13-37

The fair value of each stock option and SAR award granted in 2014, 2013 and 2012 was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2014	2013	2012
Risk-free interest rate	1.55%	0.8%	0.9%
Expected life of award	5.1 yrs	4.9 yrs	5.2 yrs
Expected dividend yield of stock	1.9%	1.7%	1.6%
Expected volatility of stock	39.1%	39.0%	37.3%
Weighted-average fair value	$32.57	$24.76	$20.30

The risk-free interest rate was based on U.S. Treasury yields with a term similar to the expected life of the award. The expected life of the award was derived by referring to actual exercise and post-vesting employment termination experience. The expected dividend yield was based on the Company's historical dividend rate and stock price over a period similar to the expected life of the award. The expected volatility of stock was derived by referring to changes in the Company's historical common stock prices over a time-frame similar to the expected life of the award.
Stock option and SAR activity during 2014 is as follows (aggregate intrinsic value in millions):

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding June 30, 2013	9,435,173	$63.48
Granted	1,478,731	107.53
Exercised	(2,664,061)	56.43
Canceled	(41,144)	69.36
Outstanding June 30, 2014	8,208,699	$72.87	5.3 years	$434.0
Exercisable June 30, 2014	5,723,728	$63.10	4.1 years	$358.5

A summary of the status and changes of shares subject to stock option and SAR awards and the related average price per share follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested June 30, 2013	2,933,202	$22.91
Granted	1,478,731	32.57
Vested	(1,885,703)	22.47
Canceled	(41,259)	29.47
Nonvested June 30, 2014	2,484,971	$28.89

At June 30, 2014, $20,602 of expense with respect to nonvested stock option and SAR awards has yet to be recognized and will be amortized into expense over a weighted-average period of approximately 17 months. The total fair value of shares vested during 2014, 2013 and 2012 was $42,363, $29,777 and $37,885, respectively.
Information related to stock options and SAR awards exercised during 2014, 2013 and 2012 is as follows:

	2014	2013	2012
Net cash proceeds	$8,013	$32,204	$10,599
Intrinsic value	155,903	208,426	57,567
Income tax benefit	37,993	47,659	14,008

13-38

During 2014, 2013 and 2012, the Company recognized stock-based compensation expense of $49,998, $33,018 and $26,585, respectively, relating to stock option and SAR awards. The Company derives a tax deduction measured by the excess of the market value over the grant price at the date stock-based awards are exercised. The related tax benefit is credited to additional capital as the Company is currently in a windfall tax benefit position.
Shares surrendered upon exercise of stock options and SARs: 2014 - 775,163; 2013 - 1,947,148; 2012 - 321,266.

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
The fair value of each RSU award granted in 2014, 2013 and 2012 was based on the fair market value of the Company's common stock on the date of grant. A summary of the status and changes of shares subject to RSU awards and the related average price per share follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested June 30, 2013	466,241	$73.55
Granted	282,565	106.15
Vested	(259,307)	69.44
Canceled	(17,969)	93.42
Nonvested June 30, 2014	471,530	$94.59

During 2014, 2013 and 2012, the Company recognized stock-based compensation expense of $21,475, $17,852 and $12,393 respectively, relating to RSU awards. At June 30, 2014, $18,615 of expense with respect to nonvested RSU awards has yet to be recognized and will be amortized into expense over a weighted-average period of approximately 21 months. The total fair value of RSU awards vested during 2014, 2013 and 2012 was $18,007, $12,488 and $8,642, respectively. The Company recognized a tax benefit of $2,509, $976 and $1,673 relating to the issuance of common stock for RSU awards that vested during 2014, 2013 and 2012, respectively.
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

Stock issued for LTIP	2014	2013	2012
LTIP 3-year plan	2011-12-13	2010-11-12	2009-10-11
Number of shares issued	298,813	792,428	243,266
Average share value on date of issuance	$126.17	$83.64	$69.10
Total value	$37,701	$66,278	$16,810

Under the Company's 2012-13-14 LTIP, a payout of unrestricted stock will be issued in April 2015.

13-39

The fair value of each LTIP award granted in 2014, 2013 and 2012 was based on the fair market value of the Company's common stock on the date of grant. A summary of the status and changes of shares relating to the LTIP and the related average price per share follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested June 30, 2013	1,001,393	$83.59
Granted	305,247	113.07
Vested	(375,176)	79.86
Canceled	(11,368)	89.18
Nonvested June 30, 2014	920,096	$94.83

During 2014, 2013 and 2012, the Company recorded stock-based compensation expense of $31,688, $34,127 and $41,886, respectively, relating to the LTIP.
Shares surrendered in connection with the LTIP: 2014 - 140,406; 2013 - 311,110; 2012 - 76,427.
In 2014, 2013 and 2012, 12,353, 14,580 and 15,010 restricted shares, respectively, were issued to certain non-employee members of the Board of Directors. Transferability of these shares is restricted for one to three years following issuance. These shares vest ratably, on an annual basis, over the term of office of the director. The fair value of the restricted shares issued in 2014, 2013, and 2012 was based on the fair market value of the Company's common stock on the date of grant. During 2014, 2013 and 2012, the Company recognized expense of $1,304, $1,137, and $1,200, respectively, related to restricted shares.
During 2014, 2013 and 2012, the Company recognized a tax (cost) benefit of $(6,770), $17,395, and $426, respectively, relating to the LTIP and restricted shares issued to non-employee members of the Board of Directors.
At June 30, 2014, the Company had approximately 14 million common shares reserved for issuance in connection with its stock incentive plans.

13.	Shareholders' Protection Rights Agreement
On January 25, 2007, the Board of Directors of the Company declared a dividend of one Shareholders' Right for each common share outstanding on February 17, 2007 in relation to the Company's Shareholders Protection Rights Agreement. As of June 30, 2014, 148,902,813 common shares were reserved for issuance under this Agreement. Under certain conditions involving acquisition of, or an offer for, 15 percent or more of the Company's common shares, all holders of Shareholders' Rights would be entitled to purchase one common share at an exercise price currently set at $160. In addition, in certain circumstances, all holders of Shareholders' Rights (other than the acquiring entity) would be entitled to purchase a number of common shares equal to twice the exercise price, or at the option of the Board of Directors, to exchange each Shareholders' Right for one common share. The Shareholders' Rights remain in existence until February 17, 2017, unless extended by the Board of Directors or earlier redeemed (at one cent per Shareholders' Right), exercised or exchanged under the terms of the agreement. In the event of an unfriendly business combination attempt, the Shareholders' Rights will cause substantial dilution to the person attempting the business combination. The Shareholders' Rights should not interfere with any merger or other business combination that is in the best interest of the Company and its shareholders since the Shareholders' Rights may be redeemed.

14.	Research and Development
Research and development costs amounted to $410,132 in 2014, $406,613 in 2013 and $365,703 in 2012. These amounts include both costs incurred by the Company related to independent research and development initiatives as well as costs incurred in connection with research and development contracts. Costs incurred in connection with research and development contracts amounted to $55,916 in 2014, $58,916 in 2013 and $43,658 in 2012. These costs are included in the total research and development cost for each of the respective years.

13-40

15.	Financial Instruments
The Company's financial instruments consist primarily of cash and cash equivalents, marketable securities and other short-term investments, long-term investments, and accounts receivable as well as obligations under accounts payable, trade, notes payable and long-term debt. Due to their short-term nature, the carrying values for cash and cash equivalents, marketable securities and other short-term investments, accounts receivable, accounts payable, trade and notes payable approximate fair value. The carrying value of long-term debt (excluding capital leases) and estimated fair value of long-term debt (excluding capital leases) at June 30 are as follows:

	2014	2013
Carrying value of long-term debt (excluding capital leases)	$1,508,420	$1,498,025
Estimated fair value of long-term debt (excluding capital leases)	1,708,723	1,654,886
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
The location and fair value of derivative financial instruments reported in the Consolidated Balance Sheet are as follows:

	Balance Sheet Caption	2014	2013
Net investment hedges
Cross-currency swap contracts	Other liabilities	$45,790	$22,438
Cash flow hedges
Costless collar contracts	Non-trade and notes receivable	3,508	1,422
Forward exchange contracts	Non-trade and notes receivable	(41)	41
Costless collar contracts	Other accrued liabilities	378	953

The cross-currency swap and costless collar contracts are reflected on a gross basis in the Consolidated Balance Sheet. The presentation of forward contracts is on a net basis, the effect of which is immaterial to the Consolidated Balance Sheet. The Company has not entered into any master netting arrangements.

The fair values at June 30, 2014 and 2013 are classified within Level 2 of the fair value hierarchy. There are no other financial assets or liabilities that are marked to market on a recurring basis. Fair values are transferred between levels of the fair value hierarchy when facts and circumstances indicate that a change in the method of estimating the fair value of a financial asset or financial liability is warranted.

13-41

The cross-currency swap contracts have been designated as hedging instruments. The forward exchange and costless collar contracts have not been designated as hedging instruments and are considered to be economic hedges of forecasted transactions.
Gains (losses) on derivative financial instruments that were recorded in the Consolidated Statement of Income are as follows:

	2014	2013	2012
Forward exchange contracts	$(81)	$(1,821)	$(4,156)
Costless collar contracts	7,052	502	5,111

Gains (losses) on derivative and non-derivative financial instruments that were recorded in accumulated other comprehensive (loss) in the Consolidated Balance Sheet are as follows:

	2014	2013
Cross-currency swap contracts	$(14,426)	$(12,622)
Foreign denominated debt	7,611	4,743

There was no ineffectiveness of the cross-currency swap contracts or foreign denominated debt, nor were any portion of these financial instruments excluded from the effectiveness testing, during 2014, 2013 and 2012.

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
As of June 30, 2014, the Company had an accrual of $13,625 for environmental matters, which are probable and reasonably estimable. The accrual is recorded based upon the best estimate of costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities and the amount of the Company's liability in proportion to other responsible parties.
The Company's estimated total liability for environmental matters ranges from a minimum of $13.6 million to a maximum of $82.7 million. The largest range for any one site is approximately $14.6 million. The actual costs to be incurred by the Company will be dependent on final determination of contamination and required remedial action, negotiations with governmental authorities with respect to cleanup levels, changes in regulatory requirements, innovations in investigatory and remedial technologies, effectiveness of remedial technologies employed, the ability of other responsible parties to pay, and any insurance or other third-party recoveries.

13-42

17.	Quarterly Information (Unaudited)

2014	1st	2nd	3rd	4th	Total
Net sales	$3,226,144	$3,106,006	$3,358,406	$3,525,415	$13,215,971
Gross profit	749,735	686,035	752,513	839,461	3,027,744
Net income attributable to common shareholders	244,316	253,288	242,406	301,038	1,041,048
Diluted earnings per share	1.61	1.66	1.60	1.98	6.87

2013	1st	2nd	3rd	4th	Total
Net sales	$3,214,935	$3,065,495	$3,307,041	$3,428,233	$13,015,704
Gross profit	737,488	643,523	737,852	810,166	2,929,029
Net income attributable to common shareholders	239,741	180,962	256,560	271,164	948,427
Diluted earnings per share	1.57	1.19	1.68	1.78	6.26

Earnings per share amounts are computed independently for each of the quarters presented, therefore, the sum of the quarterly earnings per share amounts may not equal the total computed for the year.

18.	Stock Prices and Dividends (Unaudited)

(In dollars)		1st	2nd	3rd	4th	Fiscal Year
2014	High	$110.21	$129.77	$129.40	$130.44	$130.44
	Low	94.81	103.36	108.66	118.46	94.81
	Dividends	0.45	0.45	0.48	0.48	1.86

2013	High	$87.71	$87.04	$98.15	$101.88	$101.88
	Low	70.42	75.80	86.51	84.50	70.42
	Dividends	0.41	0.41	0.43	0.45	1.70

2012	High	$92.01	$85.84	$91.47	$89.45	$92.01
	Low	60.36	59.26	76.92	71.90	59.26
	Dividends	0.37	0.37	0.39	0.41	1.54

Common Stock Listing: New York Stock Exchange, Stock Symbol PH

13-43

Management's Report On Internal Control Over Financial Reporting
Our management, including the principal executive officer and the principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). We assessed the effectiveness of our internal control over financial reporting as of June 30, 2014. In making this assessment, we used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control-Integrated Framework (1992).” We concluded that based on our assessment, the Company's internal control over financial reporting was effective as of June 30, 2014.
Deloitte & Touche LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements, has issued an attestation report on the Company's internal control over financial reporting as of June 30, 2014, which is included herein.

/s/ Donald E. Washkewicz	/s/ Jon P. Marten
Chairman, Chief Executive Officer and President	Executive Vice President - Finance & Administration and Chief Financial Officer

13-44

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Parker-Hannifin Corporation
We have audited the accompanying consolidated balance sheets of Parker-Hannifin Corporation and subsidiaries (the "Company") as of June 30, 2014 and 2013, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended June 30, 2014. Our audits have also included the financial statement schedule listed in the Index at Item 15(a)(1). We also have audited the Company's internal control over financial reporting as of June 30, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parker-Hannifin Corporation and subsidiaries as of June 30, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2014, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP

Cleveland, Ohio
August 22, 2014

13-45

Five-Year Financial Summary

(Amounts in thousands, except per share information)	2014	2013	2012	2011	2010
Net sales	$13,215,971	$13,015,704	$13,145,942	$12,345,870	$9,993,166
Cost of sales	10,188,227	10,086,675	9,958,337	9,387,457	7,847,067
Selling, general and administrative expenses	1,633,992	1,554,973	1,519,316	1,467,773	1,277,080
Goodwill and intangible asset impairment	188,870	—	—	—	—
Interest expense	82,566	91,552	92,790	99,704	103,599
Income taxes	515,302	362,217	421,206	356,751	198,452
Net income attributable to common shareholders	1,041,048	948,427	1,151,823	1,049,130	554,065
Basic earnings per share	6.98	6.36	7.62	6.51	3.44
Diluted earnings per share	$6.87	$6.26	$7.45	$6.37	$3.40
Average number of shares outstanding - Basic	149,099	149,218	151,222	161,126	160,910
Average number of shares outstanding - Diluted	151,444	151,588	154,665	164,798	162,902
Cash dividends per share	$1.86	$1.70	$1.54	$1.25	$1.01
Net income attributable to common shareholders as a percent of net sales	7.9%	7.3%	8.8%	8.5%	5.5%
Return on average assets	8.1%	8.0%	10.4%	10.1%	5.6%
Return on average shareholders' equity	16.8%	17.8%	22.4%	21.5%	12.8%
Book value per share	$44.72	$38.44	$32.72	$34.71	$27.09
Working capital	$2,818,784	$2,010,983	$2,012,101	$1,914,213	$1,383,905
Ratio of current assets to current liabilities	1.9	1.6	1.8	1.8	1.6
Plant and equipment, net	$1,824,294	$1,808,240	$1,719,968	$1,797,179	$1,697,881
Total assets	13,274,362	12,540,898	11,170,282	10,886,805	9,910,382
Long-term debt	1,508,142	1,495,960	1,503,946	1,691,086	1,413,634
Shareholders' equity	$6,659,428	$5,738,426	$4,896,515	$5,383,854	$4,367,965
Debt to debt-shareholders' equity percent	25.9%	33.0%	26.1%	24.7%	28.9%
Depreciation	$214,965	$213,722	$210,508	$229,238	$245,295
Capital expenditures	$216,340	$265,896	$218,817	$207,294	$129,222
Number of employees	57,447	58,151	59,331	58,409	54,794
Number of shares outstanding at year-end	148,903	149,289	149,631	155,091	161,256

13-46