Form 10-K, Exhibit 13
period 2015-06-30
PARKER HANNIFIN CORP
filed 2015-08-26
CIK 76334

Exhibit 13 to Annual Report
On Form 10-K
for Fiscal Year Ended June 30, 2015
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

•	ability to implement successfully the Company's capital allocation initiatives, including timing, price and execution of share repurchases;

•	increases in raw material costs that cannot be recovered in product pricing;

•	the Company's ability to manage costs related to insurance and employee retirement and health care benefits;

•	threats associated with and efforts to combat terrorism and cyber-security risks;

•	uncertainties surrounding the ultimate resolution of outstanding legal proceedings, including the outcome of any appeals;

•	competitive market conditions and resulting effects on sales and pricing; and

•
global economic factors, including manufacturing activity, air travel trends, currency exchange rates, difficulties entering new markets and general economic conditions such as inflation, deflation, interest rates and credit availability.

The Company makes these statements as of the date of the filing of its Annual Report on Form 10-K for the year ended June 30, 2015, and undertakes no obligation to update them unless otherwise required by law.

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
A PMI above 50 indicates that the manufacturing activity specific to a region of the world in the mobile and industrial markets is expanding. A PMI below 50 indicates the opposite. Recent PMI levels for some regions around the world were as follows:

	June 30, 2015	March 31, 2015	June 30, 2014
United States	53.5	51.5	55.3
Eurozone countries	52.5	52.2	51.8
China	49.4	49.6	50.7
Brazil	46.5	46.2	48.7

Global aircraft miles flown and global revenue passenger miles have both increased approximately seven percent from their comparable 2014 level. The Company anticipates that U.S. Department of Defense spending with regards to appropriations, and operations and maintenance for the U.S. Government's fiscal year 2015 will increase by approximately one percent from the comparable fiscal 2014 level.

Housing starts in June 2015 were approximately 27 percent higher than housing starts in both March 2015 and June 2014.

The Company has remained focused on maintaining its financial strength by adjusting its cost structure to reflect changing demand levels, maintaining a strong balance sheet and managing its cash. The Company continues to generate substantial cash flows from operations, has controlled capital spending and has proactively managed working capital. The Company has been able to borrow needed funds at affordable interest rates and had a debt to debt-shareholders' equity ratio of 36.6 percent at June 30, 2015 compared to 39.7 percent at March 31, 2015 and 25.9 percent at June 30, 2014. Net of cash and cash equivalents and marketable securities and other investments, the debt to debt-shareholders' equity ratio was 16.8 percent at June 30, 2015 compared to 20.9 percent at March 31, 2015 and 2.0 percent at June 30, 2014.

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

Discussion of Consolidated Statement of Income

The Consolidated Statement of Income summarizes the Company's operating performance over the last three fiscal years.

(dollars in millions)	2015	2014	2013
Net sales	$12,712	$13,216	$13,016
Gross profit margin	24.0%	22.9%	22.5%
Selling, general and administrative expenses	$1,545	$1,634	$1,555
Selling, general and administrative expenses, as a percent of sales	12.2%	12.4%	11.9%
Goodwill and intangible asset impairment	$—	$189	$—
Interest expense	118	83	92
Other (income), net	(43)	(26)	(18)
Loss (gain) on disposal of assets	4	(409)	(10)
Effective tax rate	29.3%	33.1%	27.6%
Net income attributable to common shareholders	$1,012	$1,041	$948

Net sales in 2015 were 3.8 percent lower than 2014. Acquisitions made in the last 12 months contributed approximately $14 million in sales in 2015 and the effect of currency rate changes decreased net sales in 2015 by approximately $547 million. Excluding the effect of acquisitions and currency rate changes, net sales in 2015 were essentially unchanged from 2014 as an increase in volume experienced in the Diversified Industrial North American operations and the Aerospace Systems Segment was offset by lower volume experienced in the Diversified Industrial International operations.

Net sales in 2014 were 1.5 percent higher than 2013. Acquisitions made during 2014 contributed approximately $74 million in sales and the effect of currency rate changes decreased net sales in 2014 by approximately $22 million. Excluding the effect of acquisitions and currency rate changes, net sales in 2014 were 1.1 percent higher than 2013. The increase in sales in 2014 is primarily due to higher volume experienced in the Diversified Industrial International operations partially offset by lower sales in the Aerospace Systems Segment.

13-3

Gross profit margin increased in 2015 primarily due to lower business realignment charges in the Diversified Industrial International operations and lower product support costs in the Aerospace Systems Segment. Gross profit margin increased in 2014 primarily due to lower defined benefit costs, and a favorable product mix in the Diversified Industrial North American operations, partially offset by higher business realignment charges in the Diversified Industrial International operations and higher product support costs and an unfavorable product mix in the Aerospace Systems Segment. Foreign currency transaction (gain) loss (relating to cash, marketable securities and other investments and intercompany transactions) included in cost of sales for 2015, 2014 and 2013 were $(77.8) million, $5.4 million and $22.4 million, respectively. Pension cost included in cost of sales in 2015, 2014 and 2013 were $169.8 million, $174.8 million and $205.7 million, respectively. The lower pension cost in 2014 primarily resulted from a lower amount of actuarial losses, primarily related to domestic defined benefit plans. Included in cost of sales in 2015, 2014 and 2013 were business realignment charges of $19.4 million, $63.6 million and $8.4 million, respectively.

Selling, general and administrative expenses decreased 5.5 percent in 2015 and increased 5.1 percent in 2014. The decrease in 2015 was primarily due to lower business realignment charges and stock compensation expense, partially offset by higher net expenses associated with the Company's deferred compensation programs. Stock compensation expense decreased primarily as a result of a lower number of stock awards granted in 2015. The increase in selling, general and administrative expenses in 2014 was primarily due to higher business realignment charges and stock compensation expense, partially offset by lower expenses associated with the Company's various other incentive compensation programs. Stock compensation expense in 2014 increased primarily as result of a higher stock price used in the calculation of the fair value of the stock awards at the date of grant. Pension cost included in selling, general and administrative expenses in 2015, 2014 and 2013 were $69.6 million, $64.2 million and $78.5 million, respectively. The lower pension cost in 2014 primarily resulted from a lower amount of actuarial losses, primarily related to domestic defined benefit plans. Included in selling, general and administrative expenses in 2015, 2014 and 2013 were business realignment charges of $12.9 million, $38.9 million and $3.9 million, respectively.

Goodwill and intangible asset impairment related to the Worldwide Energy Products Division. Refer to Note 7 to the Consolidated Financial Statements for further discussion.

Interest expense in 2015 increased primarily due to a higher weighted-average interest rate on borrowings. The higher weighted-average interest rate primarily resulted from the issuance of $1,500 million of medium-term notes during the second quarter of 2015. Interest expense in 2014 decreased primarily due to a lower average interest rate in the debt portfolio, including lower average borrowing rates on commercial paper borrowings, more than offsetting the effect of higher weighted-average borrowings.

Other (income), net in 2015 and 2014 includes $23.2 million and $11.1 million of income, respectively, related to the Company's equity interests in joint ventures.

Loss (gain) on disposal of assets includes a gain of $412.6 million related to the deconsolidation of a subsidiary in 2014 and a net gain of $14.7 million resulting from business divestiture activity in 2013.

Effective tax rate in 2015 was favorably impacted by the re-enactment of the U.S. Research and Development credit, an increase in the federal manufacturing deduction and the absence of discrete tax costs incurred in the prior year. These benefits were partially offset by an unfavorable geographic mix of earnings. The effective tax rate in 2014 was unfavorably impacted by discrete tax costs related to a non-deductible goodwill and intangible asset impairment charge, the deconsolidation of a subsidiary and the expiration of the U.S. Research and Development credit.

Discussion of Business Segment Information
The Business Segment information presents sales, operating income and assets on a basis that is consistent with the manner in which the Company's various businesses are managed for internal review and decision-making.

13-4

Diversified Industrial Segment (dollars in millions)

	2015	2014	2013
Sales
North America	$5,716	$5,694	$5,638
International	4,741	5,288	5,110
Operating income
North America	956	946	909
International	584	572	602
Operating income as a percent of sales
North America	16.7%	16.6%	16.1%
International	12.3%	10.8%	11.8%
Backlog	$1,586	$1,861	$1,803
Assets	8,765	9,502	9,388
Return on average assets	16.9%	16.1%	16.7%

Sales in 2015 for the Diversified Industrial North American operations remained relatively flat compared to a 1.0 percent increase from 2013 to 2014. Acquisitions completed within the last 12 months contributed approximately $7 million in sales in 2015 and the effect of currency exchange rates decreased sales in 2015 by $50 million. Excluding acquisitions and the effect of currency rate changes, sales in 2015 in the Diversified Industrial North American operations increased 1.2 percent from 2014 reflecting higher demand from distributors as well as from end-users in the car and light truck, heavy-duty truck, refrigeration and air conditioning and construction equipment markets, partially offset by lower demand in the farm and agriculture equipment market. Excluding acquisitions and the effect of currency rate changes, sales in 2014 increased slightly as higher demand from distributors as well as from end-users in the construction equipment and oil and gas markets was partially offset by lower end-user demand in the heavy-duty truck, farm and agriculture equipment, engine, and car and light truck markets.

Sales in the Diversified Industrial International operations decreased 10.3 percent in 2015 compared to an increase of 3.5 percent from 2013 to 2014. Acquisitions completed within the last 12 months contributed approximately $7 million in sales in 2015. The effect of currency rate changes decreased sales by $487 million, reflecting the strengthening of the U.S. dollar against most currencies. Excluding acquisitions and the effect of currency rate changes, sales in 2015 in the Diversified Industrial International operations decreased 1.3 percent from 2014 primarily due to higher volume in the Asia Pacific region being more than offset by lower volume in Europe, approximately two-thirds of which was due to the absence of sales from divested businesses, and in Latin America. Excluding acquisitions and the effect of currency rate changes, sales in 2014 in the Diversified Industrial International operations increased 3.1 percent from 2013, primarily due to higher volume in all regions with 50 percent of the increase occurring in the Asia Pacific region and one-third of the increase occurring in Europe. The absence of sales from divested businesses was also a contributing factor to the sales fluctuation between 2013 and 2014 in both the Diversified Industrial North American and Diversified Industrial International operations.

The increase in operating margins in 2015 in the Diversified Industrial North American operations was primarily due to the higher sales volume, a favorable product mix and manufacturing efficiencies, partially offset by higher warehouse, shipping, and manufacturing support costs, research and development expenses and raw material costs. Diversified Industrial North American margins in 2015 were also adversely affected by a voluntary retirement expense of $12.7 million. The increase in operating margins in 2015 in the Diversified Industrial International operations was primarily due to lower fixed overhead costs and lower business realignment charges in the current-year, partially offset by higher raw material costs due to changes in currency exchange rates. The increase in operating margins in 2014 in the Diversified Industrial North American operations was primarily due to the higher sales volume, a favorable product mix and lower raw material prices, partially offset by higher intangible asset amortization expense related to 2013 acquisitions. The decrease in operating margins in 2014 in the Diversified Industrial International operations was primarily due to higher business realignment charges and associated operating inefficiencies, partially offset by the impact of the higher sales volume and a favorable product mix.

The following business realignment charges are included in Diversified Industrial North America and Diversified Industrial International operating income:

13-5

(dollars in millions)	2015	2014	2013
Diversified Industrial North America	$4	$2	$3
Diversified Industrial International	27	99	10

The business realignment charges consist primarily of severance costs resulting from plant closures as well as general reductions in work force. The majority of the Diversified Industrial International business realignment charges were incurred in Europe. The Company does not anticipate that cost savings realized from the work force reductions taken during 2015 in the Diversified Industrial North American and International operations will have a material impact on future operating income. In 2016, the Company expects to continue to take actions necessary to structure appropriately the operations of the Diversified Industrial Segment. Such actions are expected to result in approximately $100 million in business realignment charges in 2016.

The Company anticipates Diversified Industrial North American sales for 2016 will range from a decrease of three percent to an increase of one percent from the 2015 level and Diversified Industrial International sales for 2016 will decrease between six percent and two percent from the 2015 level. Diversified Industrial North American operating margins in 2016 are expected to range from 15.9 percent to 16.3 percent and Diversified Industrial International margins are expected to range from 12.4 percent to 13.1 percent.

The decrease in total Diversified Industrial Segment backlog in 2015 was primarily due to shipments exceeding orders in all regions. The increase in total Diversified Industrial Segment backlog in 2014 was primarily due to orders exceeding shipments in the Diversified Industrial North American operations. Backlog consists of written firm orders from a customer to deliver products and, in the case of blanket purchase orders, only includes the portion of the order for which a schedule or release date has been agreed to with the customer. The dollar value of backlog is equal to the amount that is expected to be billed to the customer and reported as a sale.

The decrease in total Diversified Industrial Segment assets in 2015 was primarily due to the effect of currency rate fluctuations and a decrease in trade accounts receivable, net, non-trade and notes receivable and intangible assets, partially offset by an increase in cash and cash equivalents and other assets. The increase in assets in 2014 was primarily due to the effect of currency rate fluctuations and an increase in accounts receivable, partially offset by decreases in goodwill, intangible assets and inventory.

Aerospace Systems Segment (dollars in millions)

	2015	2014	2013
Sales	$2,255	$2,235	$2,268
Operating income	299	271	280
Operating income as a percent of sales	13.3%	12.1%	12.4%
Backlog	$1,756	$1,994	$1,936
Assets	1,376	1,359	1,140
Return on average assets	21.9%	21.7%	25.8%

Sales in 2015 were higher than the 2014 level as higher volume in the commercial original equipment manufacturer (OEM) and aftermarket businesses was partially offset by lower volume in the military OEM business. Sales in 2014 were lower than the 2013 level as higher volume in the commercial OEM business was offset by the absence of sales from the deconsolidated subsidiary, whose sales are now reported by the joint venture with GE Aviation, as well as lower volume in the military OEM and aftermarket businesses and the commercial aftermarket business.

The higher margin in 2015 was primarily due to the higher sales volume and lower engineering and development costs partially offset by a voluntary retirement expense of $5.4 million. The lower margin in 2014 was primarily due to an unfavorable product mix, the impact of the joint venture with GE Aviation and higher product support costs. Margins in 2015 and 2014 were favorably impacted by the finalization of contract negotiations related to certain programs.

The decrease in backlog in 2015 was primarily due to shipments exceeding orders in all businesses of the Aerospace Systems Segment. The increase in backlog in 2014 was primarily due to orders exceeding shipments in the commercial and military OEM businesses, partially offset by shipments exceeding orders in the military and commercial aftermarket businesses as well as the absence of backlog of the deconsolidated subsidiary. Backlog consists of written firm orders from a customer to deliver

13-6

products and, in the case of blanket purchase orders, only includes the portion of the order for which a schedule or release date has been agreed to with the customer. The dollar value of backlog is equal to the amount that is expected to be billed to the customer and reported as a sale.

For 2016, sales are expected to increase between one percent and three percent from the 2015 level and operating margins are expected to range from 14.2 percent to 14.8 percent. A higher concentration of commercial OEM volume in future product mix and higher than expected new product development costs could result in lower margins.

The increase in assets in 2015 was primarily due to an increase in inventory and other assets, partially offset by a decrease in trade accounts receivable, net. The increase in assets in 2014 was primarily due to the investment in the joint venture with GE Aviation.

Corporate general and administrative expenses were $215.4 million in 2015 compared to $181.9 million in 2014 and $185.8 million in 2013. As a percent of sales, corporate general and administrative expenses increased to 1.7 percent of sales compared to 1.4 percent in both 2014 and 2013. The higher expense in 2015 was primarily due to an increase in incentive compensation expense and higher net expenses associated with the Company's deferred compensation programs. Corporate general and administrative expenses in 2015 included $3.1 million in voluntary retirement expense. The lower expense in 2014 was primarily due to lower compensation expense and lower net expenses associated with the Company's deferred compensation programs, partially offset by higher research and development expense.

Corporate assets decreased 10.8 percent in 2015 compared to an increase of 19.9 percent from 2013 to 2014. The decrease in Corporate assets in 2015 was primarily due to the effect of currency rate fluctuations and changes in cash and cash equivalents, marketable securities and other investments, non-trade and notes receivable and other assets. The change in assets in 2014 was primarily due to fluctuations in the amount of cash and cash equivalents and marketable securities and other investments.

Other expense (income) (in the Business Segment Information) (dollars in millions)

Expense (income)	2015	2014	2013
Foreign currency transaction	$(77.8)	$5.4	$22.4
Stock-based compensation	57.2	71.5	50.9
Pensions	96.6	108.0	139.8
Divestitures and asset sales and writedowns	4.5	(408.9)	(11.9)
Goodwill and intangible asset impairment	—	189.1	—
Other items, net	(8.1)	3.9	2.0
	$72.4	$(31.0)	$203.2
Foreign currency transaction primarily relates to the impact of changes in foreign exchange rates on cash, marketable securities and other investments and intercompany transactions. A significant portion of the foreign currency transaction gain in 2015 related to intercompany loans and was attributable to the Swiss National Bank lifting the cap on the fluctuation of the exchange rate used to measure the Swiss Franc against the Euro. The Company has since settled these particular intercompany loans. The decrease in stock-based compensation expense in 2015 is primarily due to fewer stock awards granted in 2015. The increase in stock-based compensation in 2014 was primarily due to a higher stock price used in the calculation of the fair value of the stock awards at the date of grant. Included in divestitures and asset sales and writedowns for 2014 is a gain of approximately $413 million resulting from the deconsolidation of a subsidiary. Refer to Note 2 to the Consolidated Financial Statements for further discussion. Refer to Note 7 to the Consolidated Financial Statements for further discussion of the goodwill and intangible asset impairment.

13-7

Discussion of Consolidated Balance Sheet

The Consolidated Balance Sheet shows the Company's financial position at year-end, compared with the previous year-end. This discussion provides information to assist in assessing factors such as the Company's liquidity and financial resources.

(dollars in millions)	2015	2014
Cash	$1,914	$2,187
Trade accounts receivable, net	1,620	1,858
Inventories	1,300	1,372
Long-term debt	2,724	1,508
Shareholders' equity	5,104	6,659
Working capital	$3,233	$2,819
Current ratio	2.4	1.9
Cash (comprised of cash and cash equivalents and marketable securities and other investments) includes $1,777 million and $2,126 million held by the Company's foreign subsidiaries at June 30, 2015 and June 30, 2014, respectively. Generally, cash and cash equivalents and marketable securities and other investments held by foreign subsidiaries are not readily available for use in the United States without adverse tax consequences. The Company's principal sources of liquidity are its cash flows provided by operating activities, commercial paper borrowings or borrowings directly from its line of credit. The Company does not believe the level of its non-U.S. cash position will have an adverse effect on working capital needs, planned growth, repayment of maturing debt, benefit plan funding, dividend payments or share repurchases.

Trade accounts receivable, net are receivables due from customers for sales of product. Days sales outstanding relating to trade receivables for the Company was 48 days in both 2015 and 2014. The Company believes that its receivables are collectible and appropriate allowances for doubtful accounts have been recorded.

Inventories decreased $71 million primarily due to the effect of foreign currency translation, which decreased inventories by $107 million. Excluding the effect of foreign currency translation, inventory levels increased in the Aerospace Systems Segment and the Diversified Industrial International operations and inventory levels decreased in the Diversified Industrial North American operations. Days supply of inventory on hand was 65 days in 2015 and 61 days in 2014.
Long-term debt increased as the Company issued $1,500 million of medium-term notes in 2015. Refer to Note 9 to the Consolidated Financial Statements for further discussion.

Shareholders' equity activity during 2015 included a decrease of $1,394 million related to share repurchases, a decrease of $765 million related to foreign currency translation adjustments and a decrease of $150 million related to pensions and postretirement benefits.

Discussion of Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows reflects cash inflows and outflows from the Company's operating, investing and financing activities.

A summary of cash flows follows:

(dollars in millions)	2015	2014	2013
Cash provided by (used in):
Operating activities	$1,302	$1,388	$1,191
Investing activities	(579)	(646)	(810)
Financing activities	(1,045)	(958)	576
Effect of exchange rates	(111)	48	(14)
Net (decrease) increase in cash and cash equivalents	$(433)	$(168)	$943

13-8

Cash Flows From Operating Activities in 2015 reflects a reduction of $257 million for cash used by working capital items. Cash flow from operating activities in 2014 benefited from a $294 million increase in cash provided by working capital items, partially offset by a $184 million decrease in net income after consideration of non-cash items, including a $413 million gain on the deconsolidation of a subsidiary and a $189 million impairment charge. Refer to Note 2 and Note 7 to the Consolidated Financial Statements for further discussion of the gain on deconsolidation and impairment charge, respectively. The Company also made voluntary cash contributions to the Company's domestic qualified defined benefit plan of $75 million and $226 million in 2014 and 2013, respectively.

Cash Flows Used In Investing Activities in 2015 includes $356 million in net purchases of marketable securities and other investments. Cash flows used in investing activities in 2014 includes $625 million in purchases of marketable securities and other investments and $202 million in proceeds from the sale of a 50 percent equity interest in a subsidiary related to the joint venture with GE Aviation (refer to Note 2 to the Consolidated Financial Statements for further discussion).

Cash Flows Used In Financing Activities during 2015 includes the issuance of $1,500 million of medium-term notes and the repayment of commercial paper notes outstanding at the time of the debt issuance. The Company repurchased 11.1 million common shares for $1,394 million during 2015 as compared to the repurchase of 1.7 million common shares for $200 million in 2014 and 3.0 million common shares for $257 million in 2013. Cash flows used in financing activities during 2014 increased from 2013 primarily due to a lower level of borrowings required to support acquisition activity.

Dividends have been paid for 260 consecutive quarters, including a yearly increase in dividends for the last 59 fiscal years. The current annual dividend rate is $2.52 per common share.

The Company's goal is to maintain no less than an "A" rating on senior debt to ensure availability and reasonable cost of external funds. As one means of achieving this objective, the Company has established a financial goal of maintaining a ratio of debt to debt-shareholders' equity of no more than 37 percent.

Debt to Debt-Shareholders' Equity Ratio (dollars in millions)	2015	2014
Debt	$2,947	$2,325
Debt & Shareholders' Equity	8,051	8,984
Ratio	36.6%	25.9%

As of June 30, 2015, the Company had a line of credit totaling $2,000 million through a multi-currency revolving credit agreement with a group of banks, all of which was available at June 30, 2015. Refer to Note 8 to the Consolidated Financial Statements for further discussion.

The Company is currently authorized to sell up to $1,850 million of short-term commercial paper notes. There were no outstanding commercial paper notes as of June 30, 2015, and the largest amount of commercial paper notes outstanding during the last quarter of 2015 was $475 million.

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

13-9

Contractual Obligations - The total amount of gross unrecognized tax benefits, including interest, for uncertain tax positions was $155.2 million at June 30, 2015. Payment of these obligations would result from settlements with worldwide taxing authorities. Due to the difficulty in determining the timing of the settlements, these obligations are not included in the following summary of the Company's fixed contractual obligations. References to Notes are to the Notes to the Consolidated Financial Statements.

(dollars in millions)	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (Note 9)	$2,947	$223	$499	$100	$2,125
Interest on long-term debt	1,838	126	242	181	1,289
Operating leases (Note 9)	236	76	86	31	43
Retirement benefits (Note 10)	333	284	12	12	25
Total	$5,354	$709	$839	$324	$3,482

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
The Company's debt portfolio contains variable rate debt, inherently exposing the Company to interest rate risk. The Company's objective is to maintain a 60/40 mix between fixed rate and variable rate debt thereby limiting its exposure to changes in near-term interest rates. A 100 basis point increase in near-term interest rates would increase annual interest expense on variable rate debt existing at June 30, 2015 by approximately $6 million.

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

Revenue Recognition - Substantially all of the Diversified Industrial Segment revenues are recognized when persuasive evidence of an arrangement exists, product has shipped and the risks and rewards of ownership have transferred or services have been rendered, the price to the customer is fixed and determinable and collectibility is reasonably assured, which is generally at the time the product is shipped. The Aerospace Systems Segment recognizes revenues primarily using the percentage-of-completion method and the extent of progress toward completion is primarily measured using the units-of-delivery method. The Company estimates costs to complete long-term contracts for purposes of evaluating and establishing contract reserves. The estimation of these costs requires substantial judgment on the part of management due to the duration of

13-10

the contractual agreements as well as the technical nature of the products involved. Adjustments to cost estimates are made on a consistent basis and a contract reserve is established when the estimated costs to complete a contract exceed the expected contract revenues.

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
The results of the Company's 2015 annual goodwill impairment test performed as of December 31, 2014 indicated that no goodwill impairment existed. During 2014, the Company made a decision to restructure and change the strategic direction of its Worldwide Energy Products Division (EPD). The Company calculated the fair value of EPD using assumptions reflecting the Company's current strategic direction for this reporting unit, the results of which indicated that the carrying value of EPD exceeded its fair value. As a result, the Company estimated the implied fair value of EPD's goodwill, which resulted in a non-cash impairment charge of $140.3 million. The fair value of EPD was calculated using both a discounted cash flow analysis and estimated fair market values of comparable businesses.

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

Long-lived assets held for use, which primarily includes finite-lived intangible assets and plant and equipment, are evaluated for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use over their expected useful lives and eventual disposition are less than their carrying value. The long-term nature of these assets requires the estimation of their cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test. During 2015, there were no events or circumstances that indicated that the carrying value of the Company's long-lived assets held for use were not recoverable. During 2014, in connection with the goodwill impairment review discussed above, the Company determined certain intangible assets of EPD, primarily trademarks and customer lists, and plant and equipment were impaired resulting in a non-cash impairment charge of $48.6 million. The fair value of EPD's intangible assets and plant and equipment were determined using the income approach for each asset.

Pensions - The annual net periodic expense and benefit obligations related to the Company's defined benefit plans are determined on an actuarial basis. This determination requires critical assumptions regarding the discount rate, long-term rate of return on plan assets, increases in compensation levels and amortization periods for actuarial gains and losses.

Assumptions are determined based on Company data and appropriate market indicators, and are evaluated each year as of the plans' measurement date. Changes in the assumptions to reflect actual experience as well as the amortization of actuarial gains and losses could result in a material change in the annual net periodic expense and benefit obligations reported in the financial statements. For the Company's domestic qualified defined benefit plan, a 50 basis point change in the assumed long-term rate of return on plan assets is estimated to have an $11 million effect on annual pension expense and a 50 basis point decrease in the discount rate is estimated to increase annual pension expense by $22 million. As of June 30, 2015, $1,225 million of past years' net actuarial losses related to the Company's domestic qualified defined benefit plan are subject to amortization in the future. These losses will generally be amortized over approximately eight years and will negatively affect earnings in the future. Actuarial gains experienced in future years will help reduce the effect of the actuarial loss amortization. Further information on pensions is provided in Note 10 to the Consolidated Financial Statements.

13-11

Income Taxes - Significant judgment is required in determining the Company's income tax expense and in evaluating tax positions. Deferred income tax assets and liabilities have been recorded for the differences between the financial accounting and income tax basis of assets and liabilities. Factors considered by the Company in determining the probability of realizing deferred income tax assets include forecasted operating earnings, available tax planning strategies and the time period over which the temporary differences will reverse. The Company reviews its tax positions on a regular basis and adjusts the balances as new information becomes available. For those tax positions where it is more likely than not that a tax benefit will be sustained, the largest amount of tax benefit with a greater than 50 percent likelihood of being realized upon examination by a taxing authority that has full knowledge of all relevant information will be recorded. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the Consolidated Financial Statements. Further information on income taxes is provided in Note 4 to the Consolidated Financial Statements.

Loss Contingencies - The Company has a number of loss exposures incurred in the ordinary course of business such as environmental claims, product liability and litigation reserves. Establishing loss accruals for these matters requires management's estimate and judgment with regards to risk exposure and ultimate liability or realization. These loss accruals are reviewed periodically and adjustments are made to reflect the most recent facts and circumstances.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)." ASU 2015-07 removes the requirement to categorize all investments within the fair value hierarchy for which the fair value is measured using the net asset value per share practical expedient and to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. During the fourth quarter of 2015, the Company adopted ASU 2015-07. The changes resulting from the adoption of ASU 2015-07, including revising the prior year presentation, are reflected in the retirement benefits and financial instruments disclosures within Note 10 and Note 15 to the Consolidated Financial Statements, respectively. The adoption of ASU 2015-07 did not affect the Company's results of operations, statement of financial position or statement of cash flows.
In April 2015, the FASB issued ASU 2015-03, "Interest - Imputation of Interest." ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in the ASU. ASU 2015-03 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company does not expect ASU 2015-03 will have a material impact on its statement of financial position or financial statement disclosures.
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers." ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company has not yet determined the effect that ASU 2014-09 will have on its results of operations, statement of financial position or financial statement disclosures.

13-12

Consolidated Statement of Income

	For the years ended June 30,
(Dollars in thousands, except per share amounts)	2015	2014	2013
Net Sales	$12,711,744	$13,215,971	$13,015,704
Cost of sales	9,655,245	10,188,227	10,086,675
Gross profit	3,056,499	3,027,744	2,929,029
Selling, general and administrative expenses	1,544,746	1,633,992	1,554,973
Goodwill and intangible asset impairment (Note 7)	—	188,870	—
Interest expense	118,406	82,566	91,552
Other (income), net	(43,374)	(25,513)	(18,198)
Loss (gain) on disposal of assets (Note 2)	4,481	(408,891)	(10,299)
Income before income taxes	1,432,240	1,556,720	1,311,001
Income taxes (Note 4)	419,687	515,302	362,217
Net Income	1,012,553	1,041,418	948,784
Less: Noncontrolling interest in subsidiaries' earnings	413	370	357
Net Income Attributable to Common Shareholders	$1,012,140	$1,041,048	$948,427

Earnings per Share Attributable to Common Shareholders (Note 5)
Basic earnings per share	$7.08	$6.98	$6.36
Diluted earnings per share	$6.97	$6.87	$6.26

The accompanying notes are an integral part of the financial statements.

13-13

Consolidated Statement of Comprehensive Income

	For the years ended June 30,
(Dollars in thousands)	2015	2014	2013
Net Income	$1,012,553	$1,041,418	$948,784
Less: Noncontrolling interests in subsidiaries' earnings	413	370	357
Net income attributable to common shareholders	1,012,140	1,041,048	948,427

Other comprehensive income (loss), net of tax
Foreign currency translation adjustment (net of tax of $(30,923), $4,692 and $1,239 in 2015, 2014 and 2013)	(765,356)	192,925	(18,974)
Retirement benefits plan activity (net of tax of $88,547, $(54,473) and $(195,884) in 2015, 2014 and 2013)	(149,710)	91,182	325,066
Other (net of tax of $(101) in 2015, 2014 and 2013)	(303)	205	204
Other comprehensive income (loss)	(915,369)	284,312	306,296
Less: Other comprehensive (loss) for noncontrolling interests	(249)	(23)	(1,771)
Other comprehensive income (loss) attributable to common shareholders	(915,120)	284,335	308,067
Total Comprehensive Income Attributable to Common Shareholders	$97,020	$1,325,383	$1,256,494

The accompanying notes are an integral part of the financial statements.

13-14

Business Segment Information

(Dollars in thousands)	2015	2014	2013
Net Sales:
Diversified Industrial:
North America	$5,715,742	$5,693,527	$5,637,657
International	4,741,376	5,287,916	5,110,332
Aerospace Systems	2,254,626	2,234,528	2,267,715
	$12,711,744	$13,215,971	$13,015,704
Segment Operating Income:
Diversified Industrial:
North America	$955,501	$946,493	$908,719
International	583,937	572,476	602,480
Aerospace Systems	298,994	271,238	280,286
Total segment operating income	1,838,432	1,790,207	1,791,485
Corporate administration	215,396	181,926	185,767
Income before interest expense and other	1,623,036	1,608,281	1,605,718
Interest expense	118,406	82,566	91,552
Other expense (income)	72,390	(31,005)	203,165
Income before income taxes	$1,432,240	$1,556,720	$1,311,001

Assets:
Diversified Industrial	$8,765,468	$9,501,837	$9,388,027
Aerospace Systems (a)	1,375,913	1,359,130	1,139,967
Corporate (b)	2,153,656	2,413,395	2,012,904
	$12,295,037	$13,274,362	$12,540,898

Property Additions (c):
Diversified Industrial	$190,580	$189,832	$312,392
Aerospace Systems	18,427	23,261	20,838
Corporate	6,520	3,247	7,105
	$215,527	$216,340	$340,335

Depreciation:
Diversified Industrial	$174,102	$187,347	$187,014
Aerospace Systems	19,509	19,193	19,498
Corporate	9,165	8,425	7,210
	$202,776	$214,965	$213,722

13-15

(Dollars in thousands)	2015	2014	2013
By Geographic Area (d)
Net Sales:
North America	$7,891,571	$7,853,603	$7,844,552
International	4,820,173	5,362,368	5,171,152
	$12,711,744	$13,215,971	$13,015,704
Long-Lived Assets:
North America	$856,947	$861,300	$871,958
International	807,075	962,994	936,282
	$1,664,022	$1,824,294	$1,808,240

The accounting policies of the business segments are the same as those described in the Significant Accounting Policies footnote except that the business segment results are prepared on a basis that is consistent with the manner in which the Company’s management disaggregates financial information for internal review and decision-making.

(a)	Includes an investment in a joint venture in which ownership is 50 percent or less and in which the Company does not have operating control (2015 - $251,365; 2014 - $263,246).

(b)
Corporate assets are principally cash and cash equivalents, marketable securities and other investments, domestic deferred income taxes, deferred compensation plan assets, headquarters facilities and the major portion of the Company’s domestic data processing equipment.

(c)	Includes the value of net plant and equipment at the date of acquisition of acquired companies (2013 - $74,439).

(d)
Net sales are attributed to countries based on the location of the selling unit. North America includes the United States, Canada and Mexico. No country other than the United States represents greater than 10 percent of consolidated sales. Long-lived assets are comprised of plant and equipment based on physical location.

13-16

Consolidated Balance Sheet

(Dollars in thousands)
June 30,	2015	2014
Assets
Current Assets
Cash and cash equivalents (Note 1)	$1,180,584	$1,613,555
Marketable securities and other investments (Note 1)	733,490	573,701
Trade accounts receivable, net (Note 1)	1,620,194	1,858,176
Non-trade and notes receivable (Note 1)	364,534	388,437
Inventories (Note 6)	1,300,459	1,371,681
Prepaid expenses	241,684	129,837
Deferred income taxes (Notes 1 and 4)	142,147	136,193
Total Current Assets	5,583,092	6,071,580
Plant and equipment (Note 1)	4,862,611	5,152,591
Less: Accumulated depreciation	3,198,589	3,328,297
	1,664,022	1,824,294
Investments and other assets (Note 1)	1,091,805	1,018,781
Intangible assets, net (Notes 1 and 7)	1,013,439	1,188,282
Goodwill (Notes 1 and 7)	2,942,679	3,171,425
Total Assets	$12,295,037	$13,274,362

Liabilities and Equity
Current Liabilities
Notes payable and long-term debt payable within one year (Notes 8 and 9)	$223,142	$816,622
Accounts payable, trade	1,092,138	1,252,040
Accrued payrolls and other compensation	409,762	453,321
Accrued domestic and foreign taxes	140,295	223,611
Other accrued liabilities	484,793	507,202
Total Current Liabilities	2,350,130	3,252,796
Long-term debt (Note 9)	2,723,960	1,508,142
Pensions and other postretirement benefits (Note 10)	1,699,197	1,346,224
Deferred income taxes (Notes 1 and 4)	77,967	94,819
Other liabilities	336,214	409,573
Total Liabilities	7,187,468	6,611,554
Equity (Note 11)
Shareholders' Equity
Serial preferred stock, $.50 par value, authorized 3,000,000 shares; none issued	—	—
Common stock, $.50 par value, authorized 600,000,000 shares; issued 181,046,128 shares in 2015 and 2014	90,523	90,523
Additional capital	622,729	595,498
Retained earnings	9,841,885	9,174,189
Accumulated other comprehensive (loss)	(1,738,618)	(823,498)
Treasury shares at cost: 42,487,389 in 2015 and 32,143,315 in 2014	(3,712,232)	(2,377,284)
Total Shareholders' Equity	5,104,287	6,659,428
Noncontrolling interests	3,282	3,380
Total Equity	5,107,569	6,662,808
Total Liabilities and Equity	$12,295,037	$13,274,362
The accompanying notes are an integral part of the financial statements.

13-17

Consolidated Statement of Cash Flows

	For the years ended June 30,
(Dollars in thousands)	2015	2014	2013
Cash Flows From Operating Activities
Net income	$1,012,553	$1,041,418	$948,784
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	202,776	214,965	213,722
Amortization	114,715	121,737	121,902
Goodwill and intangible asset impairment	—	188,870	—
Stock incentive plan compensation	96,093	103,161	84,996
Deferred income taxes	18,865	(74,139)	(1,368)
Foreign currency transaction (gain) loss	(77,784)	5,398	19,497
Loss on disposal of assets	14,953	2,997	2,746
Gain on sale of businesses	(6,420)	—	(14,637)
Net gain on deconsolidation	—	(412,612)	—
Loss on sale of marketable securities	3,817	—	—
Changes in assets and liabilities, net of effects from acquisitions:
Accounts receivable	143,179	(99,144)	(21,206)
Inventories	(70,377)	(3,816)	98,518
Prepaid expenses	(116,561)	58,117	(47,451)
Other assets	20,976	(79,158)	(16,007)
Accounts payable, trade	(86,750)	92,927	(66,082)
Accrued payrolls and other compensation	(12,657)	20,840	(45,771)
Accrued domestic and foreign taxes	(66,870)	86,745	(17,054)
Other accrued liabilities	(46,633)	(23,480)	(62,728)
Pensions and other postretirement benefits	156,859	99,569	(16,691)
Other liabilities	1,207	43,498	9,765
Net cash provided by operating activities	1,301,941	1,387,893	1,190,935
Cash Flows From Investing Activities
Acquisitions (less cash acquired of $8,332 in 2015, $1,780 in 2014 and $33,932 in 2013)	(18,618)	(17,593)	(621,144)
Capital expenditures	(215,527)	(216,340)	(265,896)
Proceeds from disposal of assets	19,655	14,368	25,047
Proceeds from sale of businesses	37,265	—	73,515
Net proceeds from deconsolidation	—	202,498	—
Purchase of marketable securities and other investments	(1,747,333)	(624,880)	—
Maturities and sales of marketable securities and other investments	1,391,396	—	—
Other	(46,001)	(4,454)	(21,367)
Net cash used in investing activities	(579,163)	(646,401)	(809,845)
Cash Flows From Financing Activities
Proceeds from exercise of stock options	3,355	8,013	32,204
Payments for common shares	(1,398,446)	(204,043)	(258,007)
Tax benefit from stock incentive plan compensation	23,429	33,732	66,030
Acquisition of noncontrolling interests	—	—	(1,091)
(Payments for) proceeds from notes payable, net	(815,171)	(515,387)	1,319,524
Proceeds from long-term borrowings	1,483,015	748	3,768
Payments for long-term borrowings	(537)	(2,934)	(331,245)
Dividends paid	(340,389)	(278,244)	(255,009)
Net cash (used in) provided by financing activities	(1,044,744)	(958,115)	576,174
Effect of exchange rate changes on cash	(111,005)	48,766	(14,169)
Net (decrease) increase in cash and cash equivalents	(432,971)	(167,857)	943,095
Cash and cash equivalents at beginning of year	1,613,555	1,781,412	838,317
Cash and cash equivalents at end of year	$1,180,584	$1,613,555	$1,781,412
Supplemental Data:
Cash paid during the year for:
Interest	$105,202	$77,144	$88,084
Income taxes	515,350	472,369	311,988

The accompanying notes are an integral part of the financial statements.

13-18

Consolidated Statement of Equity

(Dollars in thousands)	Common Stock	Additional Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)	Treasury Shares	Noncontrolling Interests	Total
Balance June 30, 2012	$90,523	$640,249	$7,787,175	$(1,415,900)	$(2,205,532)	$9,215	$4,905,730
Net income			948,427			357	948,784
Other comprehensive income (loss)				308,067		(1,771)	306,296
Dividends paid			(254,283)			(726)	(255,009)
Stock incentive plan activity		(34,678)	(60,049)		188,423		93,696
Acquisition activity		3,181				(4,020)	(839)
Shares purchased at cost					(257,177)		(257,177)
Balance June 30, 2013	$90,523	$608,752	$8,421,270	$(1,107,833)	$(2,274,286)	$3,055	$5,741,481
Net income			1,041,048			370	1,041,418
Other comprehensive income (loss)				284,335		(23)	284,312
Dividends paid			(278,222)			(22)	(278,244)
Stock incentive plan activity		(13,254)	(9,907)		97,002		73,841
Shares purchased at cost					(200,000)		(200,000)
Balance June 30, 2014	$90,523	$595,498	$9,174,189	$(823,498)	$(2,377,284)	$3,380	$6,662,808
Net income			1,012,140			413	1,012,553
Other comprehensive (loss)				(915,120)		(249)	(915,369)
Dividends paid			(340,132)			(257)	(340,389)
Stock incentive plan activity		27,231	(4,312)		58,630		81,549
Liquidation activity						(5)	(5)
Shares purchased at cost					(1,393,578)		(1,393,578)
Balance June 30, 2015	$90,523	$622,729	$9,841,885	$(1,738,618)	$(3,712,232)	$3,282	$5,107,569

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
The Aerospace Systems Segment produces hydraulic, fuel, pneumatic and electro-mechanical systems and components, which are utilized on virtually every domestic commercial, military and general aviation aircraft and also performs a vital role in naval vessels and land-based weapons systems. This Segment serves original equipment and maintenance, repair and overhaul customers worldwide. Aerospace Systems Segment products are marketed by field sales employees and are sold directly to manufacturers and end-users.
See the table of Business Segment Information on pages 13-15 and 13-16 for further disclosure of business segment information.
There are no individual customers to whom sales are more than four percent of the Company's consolidated sales. Due to the diverse group of customers throughout the world, the Company does not consider itself exposed to any concentration of credit risks.
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
Revenue Recognition - Revenue is recognized when persuasive evidence of an arrangement exists, product has shipped and the risks and rewards of ownership have transferred or services have been rendered, the price to the customer is fixed and determinable and collectibility is reasonably assured, which is generally at the time the product is shipped. Shipping and handling costs billed to customers are included in net sales and the related costs in cost of sales. Taxes collected from customers and remitted to governmental authorities are excluded from revenue.
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

13-20

Cash - Cash equivalents consist of short-term highly liquid investments, with a three-month or less maturity, carried at cost plus accrued interest, which are readily convertible into cash.
Marketable Securities and Other Investments - Consist of short-term highly liquid investments, with stated maturities of greater than three months from the date of purchase, carried at cost plus accrued interest, and investments classified as available-for-sale, which are carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive (loss). Gains and losses on available-for-sale investments are calculated based on the first-in, first-out method. The Company has the ability to liquidate the available-for-sale investments after giving appropriate notice to the issuer.
Trade Accounts Receivable, Net - Trade accounts receivable are initially recorded at their net collectible amount and are generally recorded at the time the revenue from the sales transaction is recorded. Receivables are written off to bad debt primarily when, in the judgment of the Company, the receivable is deemed to be uncollectible due to the insolvency of the debtor. Allowance for doubtful accounts was $9,284 and $16,040 at June 30, 2015 and June 30, 2014, respectively.
Non-Trade and Notes Receivable - The non-trade and notes receivable caption in the Consolidated Balance Sheet is comprised of the following components:

June 30,	2015	2014
Notes receivable	$90,470	$117,400
Reverse repurchase agreements	113,558	54,772
Accounts receivable, other	160,506	216,265
Total	$364,534	$388,437
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

The plant and equipment caption in the Consolidated Balance Sheet is comprised of the following components:

June 30,	2015	2014
Land and land improvements	$294,537	$326,008
Buildings and building equipment	1,457,650	1,535,634
Machinery and equipment	3,017,011	3,210,172
Construction in progress	93,413	80,777
Total	$4,862,611	$5,152,591

Investments and Other Assets - Investments in joint-venture companies in which ownership is 50 percent or less and in which the Company does not have operating control are stated at cost plus the Company's equity in undistributed earnings and amounted to $315,989 and $324,610 at June 30, 2015 and June 30, 2014, respectively. A significant portion of the underlying net assets of the joint ventures are related to goodwill. The Company's share of earnings from these investments were immaterial to the Company's results of operations.
Goodwill - The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

13-21

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
Product Warranty - In the ordinary course of business the Company warrants its products against defect in design, materials and workmanship over various time periods. The warranty accrual at June 30, 2015 and 2014 is immaterial to the financial position of the Company and the change in the accrual during 2015, 2014 and 2013 was immaterial to the Company's results of operations and cash flows.
Foreign Currency Translation - Assets and liabilities of foreign subsidiaries are translated at current exchange rates, and income and expenses are translated using weighted-average exchange rates. The effects of these translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in the accumulated other comprehensive (loss) component of shareholders' equity. Such adjustments will affect net income only upon sale or liquidation of the underlying foreign investments, which is not contemplated at this time. Exchange (gains) losses from transactions in a currency other than the local currency of the entity involved are included within cost of goods sold caption in the Consolidated Statement of Income and were $(77,784), $5,398 and $22,380, in 2015, 2014 and 2013, respectively.
Subsequent Events - The Company has evaluated subsequent events that have occurred through the date of filing of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2015. No subsequent events occurred that required adjustment to or disclosure in these financial statements.
Recent Accounting Pronouncements - In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)." ASU 2015-07 removes the requirement to categorize all investments within the fair value hierarchy for which the fair value is measured using the net asset value per share practical expedient and to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. During the fourth quarter of 2015, the Company adopted ASU 2015-07. The changes resulting from the adoption of ASU 2015-07, including revising the prior year presentation, are reflected in the retirement benefits and financial instruments disclosures within Note 10 and Note 15 to the Consolidated Financial Statements, respectively. The adoption of ASU 2015-07 did not affect the Company's results of operations, statement of financial position or statement of cash flows.
In April 2015, the FASB issued ASU 2015-03, "Interest - Imputation of Interest." ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in the ASU. ASU 2015-03 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company does not expect ASU 2015-03 will have a material impact on its statement of financial position or financial statement disclosures.
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers." ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company has not yet determined the effect that ASU 2014-09 will have on its results of operations, statement of financial position or financial statement disclosures.

13-22

2.	Acquisitions, Deconsolidation of Subsidiary and Divestitures
Acquisitions - During 2015, the Company completed four acquisitions whose aggregate sales for their most recent fiscal year prior to acquisition were approximately $27 million. Total purchase price for the four acquisitions was approximately $27 million in cash.
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
The results of operations for all acquisitions are included as of the respective dates of acquisition. The initial purchase price allocation and subsequent purchase price adjustments for acquisitions in 2015, 2014 and 2013 are presented below. Some of the 2015 acquisitions are still subject to purchase price adjustments.

	2015	2014	2013
Assets:
Accounts receivable	$7,656	$954	$91,668
Inventories	3,099	2,184	93,915
Prepaid expenses	91	57	4,672
Deferred income taxes	5	189	(1,713)
Plant and equipment	1,123	11,211	74,439
Intangible and other assets	7,794	5,646	280,001
Goodwill	10,430	3,195	317,879
	30,198	23,436	860,861
Liabilities and equity:
Notes payable	—	—	11,920
Accounts payable, trade	2,689	915	46,596
Accrued payrolls and other compensation	243	263	12,099
Accrued domestic and foreign taxes	777	1	7,073
Other accrued liabilities	5,267	3,864	16,805
Long-term debt	—	—	102,122
Pensions and other postretirement benefits	—	—	2,125
Deferred income taxes	2,604	—	39,214
Other liabilities	—	800	689
Noncontrolling interests	—	—	1,074
	11,580	5,843	239,717
Net assets acquired	$18,618	$17,593	$621,144

Deconsolidation of Subsidiary - During 2014, the Company and GE Aviation, a non-related party, finalized a joint venture in which the Company sold a 50 percent equity interest in one of its wholly-owned subsidiaries. The sale of the 50 percent equity interest in the wholly-owned subsidiary resulted in a loss of control of the subsidiary, and therefore it was deconsolidated from the Company's financial statements during 2014.

The Company recognized a pre-tax gain of $413 million on the deconsolidation, measured as the fair value of the consideration received for the 50 percent equity interest in the former subsidiary and the fair value of the retained investment less the carrying amount of the former subsidiary's net assets. Approximately $186 million of the pre-tax gain is attributable to the remeasurement of the retained investment in the former subsidiary to its current fair value. The gain is reflected in the loss (gain) on disposal of assets caption in the Consolidated Statement of Income and the other expense (income) caption in the Business Segment Information.

13-23

Divestitures - During 2013, the Company completed several divestitures, the primary ones being the automotive businesses of its Mobile Climate Systems division and its Turkey refrigeration components business. The Company recorded a net pre-tax gain during 2013 of approximately $18 million related to these divestitures. The gain is reflected in the loss (gain) on disposal of assets caption in the Consolidated Statement of Income.

3.	Charges Related to Business Realignment
To structure its businesses in light of current and anticipated customer demand, the Company incurred business realignment charges in 2015, 2014 and 2013.
Business realignment charges by business segment are as follows:

	2015	2014	2013
Diversified Industrial	$30,882	$101,524	$12,234
Aerospace Systems	967	925	—
Work force reductions by business segment are as follows:

	2015	2014	2013
Diversified Industrial	668	1,581	725
Aerospace Systems	21	44	—
The charges primarily consist of severance costs related to plant closures as well as general work force reductions implemented by various operating units throughout the world, with the majority of charges relating to realignment activities in Europe. Also in 2015, $458 of severance costs for 18 people were included in the Corporate administration caption in the Business Segment Information. In addition, $2,399 and $1,331 of fixed asset write-downs were recognized during 2015 and 2014, respectively, in connection with plant closures in the Diversified Industrial Segment and are reflected in the other expense (income) caption in the Business Segment Information. During 2013, $1,918 of severance costs for 98 people were recognized in connection with the Company's divestiture of its Turkey refrigeration components business and is reflected in the other expense (income) caption in the Business Segment Information. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital.
The business realignment charges are presented in the Consolidated Statement of Income as follows:

	2015	2014	2013
Cost of sales	$19,419	$63,575	$8,354
Selling, general and administrative expenses	12,888	38,874	3,880
Loss (gain) on disposal of assets	2,399	1,331	1,918
As of June 30, 2015, approximately $17 million in severance payments have been made relating to charges incurred during 2015, the remainder of which are expected to be paid by June 30, 2016. Severance payments relating to prior-year actions are being made as required. Remaining severance payments related to current-year and prior-year actions of approximately $34 million are primarily reflected within the other accrued liabilities caption in the Consolidated Balance Sheet. Additional charges may be recognized in future periods related to the realignment actions described above, the timing and amount of which are not known at this time.

13-24

4.	Income Taxes
Income before income taxes was derived from the following sources:

	2015	2014	2013
United States	$779,782	$1,115,010	$653,622
Foreign	652,458	441,710	657,379
	$1,432,240	$1,556,720	$1,311,001
Income taxes include the following:

	2015	2014	2013
Federal
Current	$185,761	$377,404	$167,350
Deferred	28,108	(45,643)	26,523
Foreign
Current	189,826	168,177	176,739
Deferred	(11,208)	(28,016)	(28,472)
State and local
Current	25,235	43,860	19,496
Deferred	1,965	(480)	581
	$419,687	$515,302	$362,217

A reconciliation of the Company's effective income tax rate to the statutory Federal rate follows:

	2015	2014	2013
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes	1.1	1.8	1.0
Goodwill and intangible asset impairment	—	4.5	—
Tax related to international activities	(4.5)	(5.6)	(5.8)
Cash surrender value of life insurance	(0.1)	(0.9)	(0.7)
Federal manufacturing deduction	(1.6)	(1.0)	(1.0)
Research tax credit	(0.8)	(0.3)	(1.1)
Other	0.2	(0.4)	0.2
Effective income tax rate	29.3%	33.1%	27.6%

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:

13-25

	2015	2014
Retirement benefits	$614,127	$550,034
Other liabilities and reserves	127,838	128,848
Long-term contracts	49,929	46,006
Stock-based incentive compensation	66,015	64,267
Loss carryforwards	316,994	340,676
Unrealized currency exchange gains and losses	(17,218)	25,182
Inventory	16,659	18,668
Foreign tax credit carryforward	29,965	51,875
Depreciation and amortization	(531,258)	(571,107)
Valuation allowance	(330,006)	(348,837)
Net deferred tax asset	$343,045	$305,612

Change in net deferred tax asset:
Provision for deferred tax	$(18,865)	$74,139
Items of other comprehensive (loss)	57,523	(49,882)
Acquisitions and other	(1,225)	6,539
Total change in net deferred tax	$37,433	$30,796

As of June 30, 2015, the Company has recorded deferred tax assets of $316,994 resulting from $1,112,078 in loss carryforwards. A valuation allowance of $305,825 related to the loss carryforwards has been established due to the uncertainty of their realization. Of this valuation allowance, $279,850 relates to non-operating entities whose loss carryforward utilization is considered to be remote. Some of the loss carryforwards can be carried forward indefinitely; others can be carried forward from three to 20 years. In addition, a valuation allowance of $24,181 related to future deductible items has been established due to the uncertainty of their realization. These future deductible items are recorded in the other liabilities and reserves line in the table above.
Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of certain international operations as those earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the eventual remittance of such earnings. Accumulated undistributed earnings reinvested in international operations amounted to approximately $3,000,000 at June 30, 2015.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2015	2014	2013
Balance July 1	$164,813	$107,440	$109,735
Additions for tax positions related to current year	6,090	7,752	10,285
Additions for tax positions of prior years	14,989	55,136	10,719
Reductions for tax positions of prior years	(6,945)	(1,359)	(20,683)
Reductions for settlements	—	(1,856)	(4,266)
Reductions for expiration of statute of limitations	(6,251)	(5,005)	(437)
Effect of foreign currency translation	(27,008)	2,705	2,087
Balance June 30	$145,688	$164,813	$107,440

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $83,471, $71,898 and $60,876 as of June 30, 2015, 2014 and 2013, respectively. If recognized, a significant portion of the gross unrecognized tax benefits as of June 30, 2015 would be offset against an asset currently recorded in the Consolidated Balance Sheet. The accrued interest related to the gross unrecognized tax benefits, excluded from the amounts above, was $9,514, $8,198 and $5,184 as of June 30, 2015, 2014 and 2013, respectively.

13-26

It is reasonably possible that within the next 12 months, the amount of gross unrecognized tax benefits could be reduced by up to approximately $100,000 as a result of the revaluation of existing uncertain tax positions arising from developments in the examination process or the closure of tax statutes. Any increase in the amount of unrecognized tax benefits within the next 12 months is expected to be insignificant.
The Company and its subsidiaries file income tax returns in the United States and in various foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world. The Company is open to assessment of its federal income tax returns by the U.S. Internal Revenue Service for fiscal years after 2011. The Company is also open to assessment for all significant state, local and foreign jurisdictions for fiscal years after 2006.

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

	2015	2014	2013
Numerator:
Net income attributable to common shareholders	$1,012,140	$1,041,048	$948,427
Denominator:
Basic - weighted-average common shares	142,925,327	149,099,448	149,218,257
Increase in weighted-average common shares from dilutive effect of stock-based awards	2,186,823	2,344,655	2,369,774
Diluted - weighted-average common shares, assuming exercise of stock-based awards	145,112,150	151,444,103	151,588,031
Basic earnings per share	$7.08	$6.98	$6.36
Diluted earnings per share	$6.97	$6.87	$6.26

For 2015, 2014 and 2013, 1.1 million, 1.2 million and 1.3 million common shares, respectively, subject to stock-based awards were excluded from the computation of diluted earnings per share because the effect of their exercise would be anti-dilutive.

6.	Inventories
Inventories are stated at the lower of cost or market. The majority of domestic inventories are valued by the last-in, first-out (LIFO) cost method and the balance of the Company's inventories are valued by the first-in, first-out cost method.
Inventories valued on the LIFO cost method were approximately 32 percent of total inventories in 2015 and 30 percent of total inventories in 2014. The current cost of these inventories exceeds their valuation determined on the LIFO basis by $206,233 in 2015 and $208,291 in 2014. Progress payments of $34,820 in 2015 and $61,958 in 2014 are netted against inventories.

The inventories caption in the Consolidated Balance Sheet is comprised of the following components:

June 30,	2015	2014
Finished products	$526,708	$532,968
Work in process	688,727	732,294
Raw materials	85,024	106,419
Total	$1,300,459	$1,371,681

13-27

7.	Goodwill and Intangible Assets
The changes in the carrying amount of goodwill are as follows:

	Diversified Industrial Segment	Aerospace Systems Segment	Total
Balance June 30, 2013	$3,125,175	$98,340	$3,223,515
Acquisitions	3,195	—	3,195
Impairment	(140,334)	—	(140,334)
Foreign currency translation and other	84,688	361	85,049
Balance June 30, 2014	$3,072,724	$98,701	$3,171,425
Acquisitions	10,430	—	10,430
Divestitures	(4,757)	—	(4,757)
Foreign currency translation and other	(234,352)	(67)	(234,419)
Balance June 30, 2015	$2,844,045	$98,634	$2,942,679

Acquisitions represent the original goodwill allocation, purchase price adjustments and final adjustments to the purchase price allocation for the acquisitions during the measurement period subsequent to the applicable acquisition dates. The Company's previously reported results of operations and financial position would not be materially different had the goodwill adjustments recorded during 2015 and 2014 been reflected in the same reporting period that the initial purchase price allocations for those acquisitions were made.

In 2014, the Company made a decision to restructure and change the strategic direction of its Worldwide Energy Products Division (EPD). The Company calculated the fair value of EPD using assumptions reflecting the Company's updated strategic direction for this reporting unit, the results of which indicated that the carrying value of EPD exceeded its fair value. As a result, the Company estimated the implied fair value of EPD's goodwill, which resulted in a non-cash impairment charge of $140,334. The impairment charge is reflected in the goodwill and intangible asset impairment caption in the Consolidated Statement of Income and in the other expense (income) caption in the Business Segment Information. The fair value of EPD was calculated using both a discounted cash flow analysis and estimated fair market values of comparable businesses with each valuation method having equal weight. Fair value calculated using a discounted cash flow analysis is classified within level 3 of the fair value hierarchy and requires several assumptions including a risk-adjusted interest rate and future sales and operating margin levels.

The Company's annual impairment tests performed in 2015, 2014 and 2013 resulted in no impairment loss being recognized.
Intangible assets are amortized on a straight-line method over their legal or estimated useful life. The gross carrying value and accumulated amortization for each major category of intangible asset at June 30 are as follows:

	2015		2014
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patents	$149,066	$88,540	$160,030	$86,708
Trademarks	355,108	172,187	391,268	174,114
Customer lists and other	1,369,380	599,388	1,481,560	583,754
Total	$1,873,554	$860,115	$2,032,858	$844,576

13-28

During 2015, the Company acquired intangible assets, either individually or as part of a group of assets, with an initial purchase price allocation and weighted-average life as follows:

	Purchase Price Allocation	Weighted-Average Life
Patents	$2,642	12 years
Trademarks	1,093	14 years
Customer lists and other	11,797	16 years
Total	$15,532	15 years

Total intangible amortization expense in 2015, 2014 and 2013 was $109,887, $118,782 and $118,516, respectively. Estimated intangible amortization expense for the five years ending June 30, 2016 through 2020 is $100,289, $95,756, $90,872, $83,257 and $75,588, respectively.

Intangible assets are evaluated for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use over their expected useful lives and eventual disposition may be less than their net carrying value. In 2014, in connection with the goodwill impairment review of EPD, the Company determined that certain intangible assets of EPD, primarily trademarks and customer lists, were impaired resulting in the recognition of a non-cash impairment charge of $43,664. The impairment charge is reflected in the goodwill and intangible asset impairment caption in the Consolidated Statement of Income and in the other expense (income) caption in the Business Segment Information. The fair value of EPD's intangible assets were determined using an income approach for the individual intangible assets. Fair value calculated using an income approach is classified within level 3 of the fair value hierarchy and requires several assumptions including future sales and operating margins expected to be generated from the use of the individual intangible asset.

8.	Financing Arrangements
The Company has a line of credit totaling $2,000,000 through a multi-currency revolving credit agreement with a group of banks, all of which was available at June 30, 2015. The credit agreement expires in October 2017; however, the Company has the right to request a one-year extension of the expiration date on an annual basis, which request may result in changes to the current terms and conditions of the credit agreement. Advances from the credit agreement can be used for general corporate purposes, including acquisitions, and for the refinancing of existing indebtedness. The credit agreement requires the payment of an annual facility fee, the amount of which would increase in the event the Company's credit ratings are lowered. Although a lowering of the Company's credit ratings would likely increase the cost of future debt, it would not limit the Company's ability to use the credit agreement nor would it accelerate the repayment of any outstanding borrowings.
The Company is currently authorized to sell up to $1,850,000 of short-term commercial paper notes. No commercial paper notes were outstanding at June 30, 2015 and $816,100 were outstanding at June 30, 2014.
In addition to commercial paper notes, notes payable includes short-term lines of credit and borrowings from foreign banks. At June 30, 2015, the Company had $62,548 in lines of credit from various foreign banks, none of which was outstanding at June 30, 2015. Most of these agreements are renewed annually. The weighted-average interest rate on notes payable during both 2015 and 2014 was 0.2 percent.
The Company's foreign locations in the ordinary course of business may enter into financial guarantees through financial institutions which enable customers to be reimbursed in the event of nonperformance by the Company.
The Company's credit agreements and indentures governing certain debt agreements contain various covenants, the violation of which would limit or preclude the use of the applicable agreements for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the applicable agreements. At the Company's present rating level, the most restrictive covenant contained in the credit agreements and the indentures provides that the ratio of secured debt to net tangible assets be less than 10 percent. As of June 30, 2015, the Company does not have any secured debt outstanding. The Company is in compliance with all covenants.

13-29

9.	Debt

June 30,	2015	2014
Domestic:
Fixed rate medium-term notes 3.30% to 6.55%, due 2018-2045	$2,675,000	$1,175,000
Foreign:
Bank loans, including revolving credit 1% to 11.75%, due 2016	322	322
Euro bonds 4.125%, due 2016	222,820	273,860
Japanese Yen credit facility JPY Libor plus 55 bps, due 2017	48,960	59,220
Other long-term debt, including capitalized leases	—	236
Total long-term debt	2,947,102	1,508,638
Less: Long-term debt payable within one year	223,142	496
Long-term debt, net	$2,723,960	$1,508,142

Principal amounts of long-term debt payable in the five years ending June 30, 2016 through 2020 are $223,142, $48,960, $450,000, $100,000 and $0, respectively.

During 2015, the Company issued $500,000 aggregate principal amount of ten-year medium-term notes, $500,000 aggregate principal amount of twenty-year medium-term notes and $500,000 aggregate principal amount of thirty-year medium-term notes. The ten-year medium-term notes are due in a balloon payment in November 2024 and carry an interest rate of 3.30 percent. The twenty-year medium-term notes are due in a balloon payment in November 2034 and carry an interest rate of 4.20 percent. The thirty-year medium-term notes are due in a balloon payment in November 2044 and carry an interest rate of 4.45 percent. Interest payments are due semi-annually. Debt issuance costs for all medium-term notes issued were approximately $15,018 and will be amortized over the term of the notes. The Company used a portion of the net proceeds from the notes issuance to repay outstanding commercial paper borrowings.
Lease Commitments - Future minimum rental commitments as of June 30, 2015, under non-cancelable operating leases, which expire at various dates, are as follows: 2016-$76,433; 2017-$53,066; 2018-$32,781; 2019-$17,935; 2020-$12,976 and after 2020-$42,851.
Rental expense in 2015, 2014 and 2013 was $125,657, $131,948 and $133,478, respectively.

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

13-30

A summary of the Company's defined benefit pension plans follows:

	2015	2014	2013
Benefit cost
Service cost	$97,960	$99,929	$107,519
Interest cost	176,556	190,999	174,152
Special termination cost	21,174	—	—
Expected return on plan assets	(218,938)	(226,884)	(211,694)
Amortization of prior service cost	9,437	14,644	14,472
Amortization of unrecognized actuarial loss	152,664	159,584	200,849
Amortization of initial net obligation	17	19	22
Net periodic benefit cost	$238,870	$238,291	$285,320

	2015	2014
Change in benefit obligation
Benefit obligation at beginning of year	$4,749,447	$4,382,563
Service cost	97,960	99,929
Interest cost	176,556	190,999
Special termination cost	21,174	—
Actuarial loss	237,896	277,098
Benefits paid	(261,473)	(286,066)
Plan amendments	3,033	(3,503)
Foreign currency translation and other	(156,890)	88,427
Benefit obligation at end of year	$4,867,703	$4,749,447

Change in plan assets
Fair value of plan assets at beginning of year	$3,499,274	$3,096,616
Actual gain on plan assets	51,514	469,984
Employer contributions	62,852	146,237
Benefits paid	(261,473)	(286,066)
Foreign currency translation and other	(113,860)	72,503
Fair value of plan assets at end of year	$3,238,307	$3,499,274
Funded status	$(1,629,396)	$(1,250,173)

Amounts recognized on the Consolidated Balance Sheet
Other accrued liabilities	$(31,206)	$(11,333)
Pensions and other postretirement benefits	(1,598,190)	(1,238,840)
Net amount recognized	$(1,629,396)	$(1,250,173)

Amounts recognized in Accumulated Other Comprehensive (Loss)
Net actuarial loss	$1,639,010	$1,434,645
Prior service cost	32,126	37,137
Transition obligation	103	143
Net amount recognized	$1,671,239	$1,471,925

13-31

The presentation of the amounts recognized on the Consolidated Balance Sheet and in accumulated other comprehensive (loss) is on a debit (credit) basis and excludes the effect of income taxes.

During the fourth quarter of 2015, the Company initiated a voluntary retirement program under which certain participants in its U.S. qualified defined benefit pension plan were offered enhanced retirement benefits. As a result of the program, the Company incurred an increase in its net pension benefit cost of $21,174.

During 2015 and 2014, the Company offered lump-sum distributions to certain participants in its U.S. qualified defined benefit plan. Included in benefits paid in 2015 and 2014 is $81,496 and $110,000, respectively, related to participants who elected to receive lump-sum distributions. No settlement charges were required to be recognized for the lump-sum distribution offerings.
The estimated amount of net actuarial loss, prior service cost and transition obligation that will be amortized from accumulated other comprehensive (loss) into net periodic benefit pension cost in 2016 is $166,683, $7,176 and $16, respectively.
The accumulated benefit obligation for all defined benefit plans was $4,451,047 and $4,258,743 at June 30, 2015 and 2014, respectively. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $4,761,438, $4,352,369 and $3,129,803, respectively, at June 30, 2015, and $4,691,350, $4,206,557 and $3,443,515, respectively, at June 30, 2014. The projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $4,821,675 and $3,188,293, respectively, at June 30, 2015, and $4,709,493 and $3,459,097, respectively, at June 30, 2014.
The Company expects to make cash contributions of approximately $278 million to its defined benefit pension plans in 2016, the majority of which relate to its U.S. qualified defined benefit plan. Estimated future benefit payments in the five years ending June 30, 2016 through 2020 are $225,953, $244,912, $209,742, $241,699 and $258,332, respectively and $1,325,348 in the aggregate for the five years ending June 30, 2021 through June 30, 2025.
The assumptions used to measure net periodic benefit cost for the Company's significant defined benefit plans are:

	2015	2014	2013
U.S. defined benefit plans
Discount rate	4.05%	4.52%	3.91%
Average increase in compensation	5.12%	5.13%	5.21%
Expected return on plan assets	7.5%	8.0%	8.0%
Non-U.S. defined benefit plans
Discount rate	0.9 to 4.2%	1.5 to 4.59%	1.75 to 4.7%
Average increase in compensation	2.0 to 5.0%	2.0 to 6.0%	2.0 to 6.0%
Expected return on plan assets	1.0 to 6.25%	1.0 to 6.25%	1.0 to 6.4%

The assumptions used to measure the benefit obligation for the Company's significant defined benefit plans are:

	2015	2014
U.S. defined benefit plans
Discount rate	4.19%	4.05%
Average increase in compensation	5.14%	5.12%
Non-U.S. defined benefit plans
Discount rate	0.7 to 6.0%	0.9 to 4.2%
Average increase in compensation	2.0 to 5.5%	2.0 to 5.0%

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

13-32

The weighted-average allocation of the majority of the assets related to defined benefit plans is as follows:

	2015	2014
Equity securities	41%	42%
Debt securities	47%	48%
Other investments	12%	10%
	100%	100%

The weighted-average target asset allocation as of June 30, 2015 is 41 percent equity securities, 47 percent debt securities and 12 percent other investments. The investment strategy for the Company's worldwide defined benefit pension plan assets focuses on achieving prudent actuarial funding ratios while maintaining acceptable levels of risk in order to provide adequate liquidity to meet immediate and future benefit requirements. This strategy requires investment portfolios that are broadly diversified across various asset classes and external investment managers. Assets held in the U.S. defined benefit plans account for approximately 71 percent of the Company's total defined benefit plan assets. The Company's overall investment strategy with respect to the Company's U.S. defined benefit plans is to opportunistically migrate from its traditional mix between growth seeking assets (primarily consisting of global public equities in developed and emerging countries and hedge fund of fund strategies) and income generating assets (primarily consisting of high quality bonds, both domestic and global, emerging market bonds, high yield bonds and Treasury Inflation Protected Securities) to an allocation more heavily weighted toward income generating assets. Over time, long duration fixed income assets are being added to the portfolio. These securities are highly correlated with the Company's pension liabilities and will serve to hedge a portion of the Company's interest rate risk.
The fair values of pension plan assets at June 30, 2015 and at June 30, 2014, by asset class, are as follows:

	June 30, 2015	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$75,015	$75,015	$—	$—
Equity securities
U.S. based companies	299,321	299,321	—	—
Non-U.S. based companies	203,199	203,199	—	—
Fixed income securities
Corporate bonds	165,226	77,224	88,002	—
Government issued securities	143,697	90,785	52,912	—
Mutual funds
Equity funds	149,383	149,383	—	—
Fixed income funds	135,949	135,949	—	—
Mutual funds measured at net asset value	5,564
Common/Collective trusts
Equity funds	77,429	77,429	—	—
Fixed income funds	46,184	46,184	—	—
Common/Collective trusts measured at net asset value	1,635,135
Limited Partnerships measured at net asset value	290,904
Miscellaneous	11,301	—	11,301	—
Total at June 30, 2015	$3,238,307	$1,154,489	$152,215	$—

13-33

	June 30, 2014	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$46,297	$45,976	$321	$—
Equity securities
U.S. based companies	346,145	346,145	—	—
Non-U.S. based companies	220,911	220,911	—	—
Fixed income securities
Corporate bonds	234,719	101,227	133,492	—
Government issued securities	161,131	101,083	60,048	—
Mutual funds
Equity funds	191,301	191,301	—	—
Fixed income funds	189,375	189,375	—	—
Mutual funds measured at net asset value	35,279
Common/Collective trusts
Equity funds	85,461	85,461	—	—
Fixed income funds	48,649	48,649	—	—
Common/Collective trusts measured at net asset value	1,630,292
Limited Partnerships	777	777	—	—
Limited Partnerships measured at net asset value	288,236
Miscellaneous	20,701	—	20,701	—
Total at June 30, 2014	$3,499,274	$1,330,905	$214,562	$—

Cash and cash equivalents, which include repurchase agreements and other short-term investments, are valued at cost, which approximates fair value.
Equity securities are valued at the closing price reported on the active market on which the individual securities are traded. U.S. based companies include Company stock with a fair value of $154,660 as of June 30, 2015 and $167,157 as of June 30, 2014.
Fixed income securities are valued using both market observable inputs for similar assets that are traded on an active market and the closing price on the active market on which the individual securities are traded.
Mutual funds are valued using the closing market price reported on the active market on which the fund is traded or at net asset value per share and primarily consist of equity and fixed income funds. The equity funds primarily provide exposure to U.S. and international equities, real estate and commodities. The fixed income funds primarily provide exposure to high-yield securities and emerging market fixed income instruments. Mutual funds measured at fair value using the net asset value per share practical expedient have not been categorized in the fair value hierarchy and are being presented in the tables above to permit a reconciliation of the fair value hierarchy to the Consolidated Balance Sheet.
Common/Collective trusts primarily consist of equity and fixed income funds and are valued using the closing market price reported on the active market on which the fund is traded or at net asset value per share. Common/Collective trust investments can be redeemed daily and without restriction. Redemption of the entire investment balance generally requires a 30-day notice period. The equity funds provide exposure to large, mid and small cap U.S. equities, international large and small cap equities and emerging market equities. The fixed income funds provide exposure to U.S., international and emerging market debt securities. Common/Collective trusts measured at fair value using the net asset value per share practical expedient have not been categorized in the fair value hierarchy and are being presented in the tables above to permit a reconciliation of the fair value hierarchy to the Consolidated Balance Sheet.
Limited Partnerships primarily consist of hedge funds valued using a net asset value per share and provide exposure to a variety of hedging strategies including long/short equity, relative value, event driven and global macro. Limited Partnership investments can be redeemed daily and without restriction. Redemption of the entire investment balance generally requires a 30-day notice period. Limited Partnerships measured at fair value using the net asset value per share practical expedient have not been categorized in the fair value hierarchy and are being presented in the tables above to permit a reconciliation of the fair value hierarchy to the Consolidated Balance Sheet.

13-34

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
Employee Savings Plan - The Company sponsors an employee stock ownership plan (ESOP) as part of its existing savings and investment 401(k) plan. The ESOP is available to eligible domestic employees. Company matching contributions, up to a maximum of four percent of an employee's annual compensation, are recorded as compensation expense. Prior to August 1, 2014, Company stock was used to match employee contributions. Effective August 1, 2014, participants may direct company matching contributions to any investment option within the savings and investment 401(k) plan.

	2015	2014	2013
Shares held by ESOP	8,407,858	8,944,697	9,686,238
Company matching contributions	$63,914	$63,441	$61,067
In addition to shares within the ESOP, as of June 30, 2015, employees have elected to invest in 2,408,854 shares of common stock within a company stock fund of the savings and investment 401(k) plan.

The Company has a retirement income account (RIA) within the employee savings plan. The Company makes a cash contribution to the participant's RIA each year, the amount of which is based on the participant's age and years of service. Participants do not contribute to the RIA. The Company recognized $29,570, $25,247 and $22,046 in expense related to the RIA in 2015, 2014 and 2013, respectively.

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
The Company recognized $4,340, $4,478 and $4,930 in expense related to other postretirement benefits in 2015, 2014 and 2013, respectively.

	2015	2014
Change in benefit obligation
Benefit obligation at beginning of year	$76,207	$75,544
Service cost	632	623
Interest cost	2,723	2,971
Actuarial loss	655	1,963
Benefits paid	(4,264)	(4,894)
Benefit obligation at end of year	$75,953	$76,207
Funded status	$(75,953)	$(76,207)

13-35

	2015	2014
Amounts recognized on the Consolidated Balance Sheet
Other accrued liabilities	$(5,629)	$(5,874)
Pensions and other postretirement benefits	(70,324)	(70,333)
Net amount recognized	$(75,953)	$(76,207)

Amounts recognized in Accumulated Other Comprehensive (Loss)
Net actuarial loss	$13,626	$14,074
Prior service credit	(676)	(797)
Net amount recognized	$12,950	$13,277

The presentation of the amounts recognized on the Consolidated Balance Sheet and in accumulated other comprehensive (loss) is on a debit (credit) basis and is before the effect of income taxes. The amount of net actuarial loss and prior service credit that will be amortized from accumulated other comprehensive (loss) into net periodic postretirement cost in 2016 is $1,128 and $(121), respectively.
The assumptions used to measure the net periodic benefit cost for postretirement benefit obligations are:

	2015	2014	2013
Discount rate	3.74%	4.1%	3.62%
Current medical cost trend rate	7.75%	7.75%	8.0%
Ultimate medical cost trend rate (Pre-65 participants)	5.6%	5.0%	5.0%
Ultimate medical cost trend rate (Post-65 participants)	6.2%	5.0%	5.0%
Medical cost trend rate decreases to ultimate in year (Pre-65 participants)	2041	2021	2019
Medical cost trend rate decreases to ultimate in year (Post-65 participants)	2045	2021	2019

The discount rate assumption used to measure the benefit obligation was 3.96 percent in 2015 and 3.74 percent in 2014.
Estimated future benefit payments for other postretirement benefits in the five years ending June 30, 2016 through 2020 are $5,644, $5,770, $5,751, $5,598 and $5,176, respectively, and $22,449 in the aggregate for the five years ending June 30, 2021 through June 30, 2025.
A one percentage point change in assumed health care cost trend rates would not have a material effect on the benefit cost or benefit obligation.

Other - The Company has established nonqualified deferred compensation programs, which permit officers, directors and certain management employees annually to elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Company matching contributions and earnings on the deferrals. During 2015, 2014 and 2013, the Company recorded expense relating to deferred compensation of $5,676, $24,549 and $19,182, respectively.
The Company has invested in corporate-owned life insurance policies to assist in meeting the obligation under these programs. The policies are held in a rabbi trust and are recorded as assets of the Company.

13-36

11.	Equity
Changes in accumulated other comprehensive (loss) in shareholders' equity by component:

	Foreign Currency Translation Adjustment	Retirement Benefit Plans	Other	Total
Balance June 30, 2013	$(68,328)	$(1,039,072)	$(433)	$(1,107,833)
Other comprehensive income (loss) before reclassifications	192,948	(20,636)	—	172,312
Amounts reclassified from accumulated other comprehensive (loss)	—	111,818	205	112,023
Balance June 30, 2014	$124,620	$(947,890)	$(228)	$(823,498)
Other comprehensive (loss) before reclassifications	(765,107)	(253,206)	(4,324)	(1,022,637)
Amounts reclassified from accumulated other comprehensive (loss)	—	103,496	4,021	107,517
Balance June 30, 2015	$(640,487)	$(1,097,600)	$(531)	$(1,738,618)

Reclassifications out of accumulated other comprehensive (loss) in shareholders' equity during 2015:

Details about Accumulated Other Comprehensive (Loss) Components	Income (Expense) Reclassified from Accumulated Other Comprehensive (Loss)	Consolidated Statement of Income Classification
Retirement benefit plans
Amortization of prior service cost and initial net obligation	$(9,333)	See Note 10
Recognized actuarial loss	(153,770)	See Note 10
Total before tax	(163,103)
Tax benefit	59,607	Income taxes
Net of tax	$(103,496)

Other
Realized loss on cash flow hedges	$(305)	Interest expense
Realized loss on available-for-sale investments	(3,817)	Other (income), net
Total before tax	(4,122)
Tax benefit	101	Income taxes
Net of tax	$(4,021)

13-37

Reclassifications out of accumulated other comprehensive (loss) in shareholders' equity during 2014:

Details about Accumulated Other Comprehensive (Loss) Components	Income (Expense) Reclassified from Accumulated Other Comprehensive (Loss)	Consolidated Statement of Income Classification
Retirement benefit plans
Amortization of prior service cost and initial net obligation	$(14,535)	See Note 10
Recognized actuarial loss	(160,596)	See Note 10
Total before tax	(175,131)
Tax benefit	63,313	Income taxes
Net of tax	$(111,818)

Other
Realized loss on cash flow hedges	$(306)	Interest expense
Tax benefit	101	Income taxes
Net of tax	$(205)

Share Repurchases - The Company has a program to repurchase its common shares. On October 22, 2014, the Board of Directors of the Company approved an increase in the overall number of shares authorized to repurchase under the program so that, beginning on such date, the aggregate number of shares authorized for repurchase was 35 million. There is no limitation on the number of shares that can be repurchased in a fiscal year. Repurchases may be funded primarily from operating cash flows and commercial paper borrowings and the shares are initially held as treasury shares. The number of common shares repurchased at the average purchase price follows:

	2015	2014	2013
Shares repurchased	11,091,759	1,741,143	3,006,005
Average price per share	$125.64	$114.87	$85.55

12.	Stock Incentive Plans
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
The fair value of each stock option and SAR award granted in 2015, 2014 and 2013 was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2015	2014	2013
Risk-free interest rate	2.0%	1.55%	0.8%
Expected life of award	5.4 yrs	5.1 yrs	4.9 yrs
Expected dividend yield of stock	1.8%	1.9%	1.7%
Expected volatility of stock	32.3%	39.1%	39.0%
Weighted-average fair value	$30.50	$32.57	$24.76

13-38

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
Stock option and SAR activity during 2015 is as follows (aggregate intrinsic value in millions):

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term		Aggregate Intrinsic Value
Outstanding June 30, 2014	8,208,699	$72.87
Granted	1,128,279	113.92
Exercised	(1,159,101)	62.82
Canceled	(43,671)	101.10
Outstanding June 30, 2015	8,134,206	$79.84	5.2	years	$298.0
Exercisable June 30, 2015	5,824,117	$69.43	4.0	years	$273.9

A summary of the status and changes of shares subject to stock option and SAR awards and the related average price per share follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested June 30, 2014	2,484,971	$28.89
Granted	1,128,279	30.50
Vested	(1,264,918)	26.93
Canceled	(38,243)	31.00
Nonvested June 30, 2015	2,310,089	$30.71

At June 30, 2015, $19,061 of expense with respect to nonvested stock option and SAR awards has yet to be recognized and will be amortized into expense over a weighted-average period of approximately 20 months. The total fair value of shares vested during 2015, 2014 and 2013 was $34,064, $42,363 and $29,777, respectively.
Information related to stock options and SAR awards exercised during 2015, 2014 and 2013 is as follows:

	2015	2014	2013
Net cash proceeds	$3,355	$8,013	$32,204
Intrinsic value	72,140	155,903	208,426
Income tax benefit	17,355	37,993	47,659

During 2015, 2014 and 2013, the Company recognized stock-based compensation expense of $34,617, $49,998 and $33,018, respectively, relating to stock option and SAR awards. The Company derives a tax deduction measured by the excess of the market value over the grant price at the date stock-based awards are exercised. The related tax benefit is credited to additional capital as the Company is currently in a windfall tax benefit position.
Shares surrendered upon exercise of stock options and SARs: 2015 - 243,799; 2014 - 775,163; 2013 - 1,947,148.

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
The fair value of each RSU award granted in 2015, 2014 and 2013 was based on the fair market value of the Company's common stock on the date of grant. A summary of the status and changes of shares subject to RSU awards and the related average price per share follows:

13-39

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested June 30, 2014	471,530	$94.59
Granted	211,088	113.02
Vested	(213,986)	88.57
Canceled	(19,344)	105.91
Nonvested June 30, 2015	449,288	$105.63

During 2015, 2014 and 2013, the Company recognized stock-based compensation expense of $22,547, $21,475 and $17,852 respectively, relating to RSU awards. At June 30, 2015, $18,395 of expense with respect to nonvested RSU awards has yet to be recognized and will be amortized into expense over a weighted-average period of approximately 19 months. The total fair value of RSU awards vested during 2015, 2014 and 2013 was $18,953, $18,007 and $12,488, respectively. The Company recognized a tax benefit of $704, $2,509 and $976 relating to the issuance of common stock for RSU awards that vested during 2015, 2014 and 2013, respectively.
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

Stock issued for LTIP	2015	2014	2013
LTIP 3-year plan	2012-13-14	2011-12-13	2010-11-12
Number of shares issued	185,063	298,813	792,428
Average share value on date of issuance	$119.06	$126.17	$83.64
Total value	$22,034	$37,701	$66,278

Under the Company's 2013-14-15 LTIP, a payout of unrestricted stock will be issued in April 2016.
The fair value of each LTIP award granted in 2015, 2014 and 2013 was based on the fair market value of the Company's common stock on the date of grant. A summary of the status and changes of shares relating to the LTIP and the related average price per share follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested June 30, 2014	920,096	$94.83
Granted	297,728	120.21
Vested	(333,239)	79.46
Canceled	(8,414)	96.98
Nonvested June 30, 2015	876,171	$109.27

During 2015, 2014 and 2013, the Company recorded stock-based compensation expense of $38,929, $31,688 and $34,127, respectively, relating to the LTIP.
Shares surrendered in connection with the LTIP: 2015 - 42,394; 2014 - 140,406; 2013 - 311,110.
In 2015, 2014 and 2013, 12,716, 12,353 and 14,580 restricted shares, respectively, were issued to certain non-employee members of the Board of Directors. Transferability of these shares is restricted for one to three years following issuance. These shares vest ratably, on an annual basis, over the term of office of the director. The fair value of the restricted shares issued in 2015, 2014 and 2013 was based on the fair market value of the Company's common stock on the date of grant. During 2015, 2014 and 2013, the Company recognized expense of $1,401, $1,304 and $1,137, respectively, related to restricted shares.
During 2015, 2014 and 2013, the Company recognized a tax benefit (cost) of $5,370, $(6,770) and $17,395, respectively, relating to the LTIP and restricted shares issued to non-employee members of the Board of Directors.

13-40

At June 30, 2015, the Company had approximately 6 million common shares reserved for issuance in connection with its stock incentive plans.

13.	Shareholders' Protection Rights Agreement
On January 25, 2007, the Board of Directors of the Company declared a dividend of one Shareholders' Right for each common share outstanding on February 17, 2007 in relation to the Company's Shareholders Protection Rights Agreement. As of June 30, 2015, 138,558,739 common shares were reserved for issuance under this Agreement. Under certain conditions involving acquisition of, or an offer for, 15 percent or more of the Company's common shares, all holders of Shareholders' Rights would be entitled to purchase one common share at an exercise price currently set at $160. In addition, in certain circumstances, all holders of Shareholders' Rights (other than the acquiring entity) would be entitled to purchase a number of common shares equal to twice the exercise price, or at the option of the Board of Directors, to exchange each Shareholders' Right for one common share. The Shareholders' Rights remain in existence until February 17, 2017, unless extended by the Board of Directors or earlier redeemed (at one cent per Shareholders' Right), exercised or exchanged under the terms of the agreement. In the event of an unfriendly business combination attempt, the Shareholders' Rights will cause substantial dilution to the person attempting the business combination. The Shareholders' Rights should not interfere with any merger or other business combination that is in the best interest of the Company and its shareholders since the Shareholders' Rights may be redeemed.

14.	Research and Development
Research and development costs amounted to $403,085 in 2015, $410,132 in 2014 and $406,613 in 2013. These amounts include both costs incurred by the Company related to independent research and development initiatives as well as costs incurred in connection with research and development contracts. Costs incurred in connection with research and development contracts amounted to $57,799 in 2015, $55,916 in 2014 and $58,916 in 2013. These costs are included in the total research and development cost for each of the respective years.

15.	Financial Instruments
The Company’s financial instruments consist primarily of cash and cash equivalents, marketable securities and other investments, accounts receivable and long-term investments as well as obligations under accounts payable, trade, notes payable and long-term debt. Due to their short-term nature, the carrying values for cash and cash equivalents, accounts receivable, accounts payable, trade and notes payable approximate fair value.
Marketable securities and other investments include deposits, which are recorded at cost, and investments classified as available-for-sale, which are recorded at fair value with unrealized gains and losses recorded in accumulated other comprehensive (loss). The amortized cost and fair value of available-for-sale investments at June 30, 2015 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed income mutual funds	$187,467	$101	$34	$187,534
Government bonds	60,543	12	43	60,512
Corporate bonds	146,202	2	487	145,717
Asset-backed and mortgage-backed securities	11,028	—	58	10,970

13-41

At June 30, 2015, there were no facts or circumstances that indicated the unrealized losses were other than temporary. All available-for-sale investments in an unrealized loss position have been in that position for less than 12 months.

The contractual maturities of available-for-sale investments at June 30, 2015 are as follows:

	Amortized Cost	Fair Value
Less than one year	$13,561	$13,555
One to three years	188,539	188,057
Over three years	15,673	15,587
Actual maturities of available-for-sale investments may differ from their contractual maturities as the Company has the ability to liquidate the available-for-sale investments after giving appropriate notice to the issuer.

During 2015, the Company recognized $3,817 of net realized losses on its available-for sale investments related to sales and maturities, which are reflected in the other (income), net caption within the Consolidated Statement of Income.
The carrying value of long-term debt (excluding capital leases) and estimated fair value of long-term debt (excluding capital leases) at June 30 are as follows:

	2015	2014
Carrying value of long-term debt (excluding capital leases)	$2,947,102	$1,508,420
Estimated fair value of long-term debt (excluding capital leases)	3,107,735	1,708,723
The fair value of long-term debt was determined based on observable market prices in the active market in which the security is traded and is classified within level 2 of the fair value hierarchy.
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
The Company’s Euro bonds and Japanese Yen credit facility have each been designated as a hedge of the Company’s net investment in certain foreign subsidiaries. The translation of the Euro bonds and Japanese Yen credit facility into U.S. dollars is recorded in accumulated other comprehensive (loss) and remains there until the underlying net investment is sold or substantially liquidated.
Derivative financial instruments are recognized on the Consolidated Balance Sheet as either assets or liabilities and are measured at fair value.
The location and fair value of derivative financial instruments reported in the Consolidated Balance Sheet are as follows:

	Balance Sheet Caption	2015	2014
Net investment hedges
Cross-currency swap contracts	Other assets	$17,994	$—
Cross-currency swap contracts	Other liabilities	—	45,790
Cash flow hedges
Costless collar contracts	Non-trade and notes receivable	5,627	3,508
Forward exchange contracts	Non-trade and notes receivable	(23)	(41)
Costless collar contracts	Other accrued liabilities	1,970	378

The cross-currency swap and costless collar contracts are reflected on a gross basis in the Consolidated Balance Sheet. The presentation of forward exchange contracts is on a net basis, the effect of which is immaterial to the Consolidated Balance Sheet. The Company has not entered into any master netting arrangements.

13-42

Gains or losses on derivatives that are not hedges are adjusted to fair value through the cost of sales caption in the Consolidated Statement of Income. Gains or losses on derivatives that are hedges are adjusted to fair value through accumulated other comprehensive (loss) in the Consolidated Balance Sheet until the hedged item is recognized in earnings.
The cross-currency swap contracts have been designated as hedging instruments. The costless collar contracts and forward exchange contracts have not been designated as hedging instruments and are considered to be economic hedges of forecasted transactions.
Gains (losses) on derivative financial instruments that were recorded in the Consolidated Statement of Income are as follows:

	2015	2014	2013
Forward exchange contracts	$59	$(81)	$(1,821)
Costless collar contracts	(1,865)	7,052	502

Gains (losses) on derivative and non-derivative financial instruments that were recorded in accumulated other comprehensive (loss) in the Consolidated Balance Sheet are as follows:

	2015	2014
Cross-currency swap contracts	$39,406	$(14,426)
Foreign denominated debt	37,871	7,611

There was no ineffectiveness of the cross-currency swap contracts or foreign denominated debt, nor were any portion of these financial instruments excluded from the effectiveness testing, during 2015, 2014 and 2013.
A summary of financial assets and liabilities that were measured at fair value on a recurring basis at June 30, 2015 and 2014 are as follows:

	June 30, 2015	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Government bonds	$60,512	$60,512	$—	$—
Corporate bonds	145,717	145,717	—	—
Asset-backed and mortgage-backed securities	10,970	—	10,970	—
Derivatives	23,598	—	23,598	—
Investments measured at net asset value	187,534
Liabilities:
Derivatives	1,970	—	1,970	—

	June 30, 2014	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Derivatives	$3,467	$—	$3,467	$—
Liabilities:
Derivatives	46,168	—	46,168	—

13-43

The fair values of the government bonds, corporate bonds and asset-backed and mortgage-backed securities are determined using the closing market price reported in the active market in which the fund is traded or the market price for similar assets that are traded in an active market.
Derivatives consist of forward exchange, costless collar and cross-currency swap contracts, the fair values of which are calculated using market observable inputs including both spot and forward prices for the same underlying currencies. The calculation of fair value of the cross-currency swap contracts also utilizes a present value cash flow model that has been adjusted to reflect the credit risk of either the Company or the counterparty.
Investments measured at net asset value primarily consist of investments in fixed income mutual funds, which are measured at fair value using the net asset value per share practical expedient. These investments have not been categorized in the fair value hierarchy and are presented in the table above is to permit reconciliation of the fair value hierarchy to the Consolidated Balance Sheet. The Company has the ability to liquidate these investments after giving appropriate notice to the issuer.
The primary investment objective for all investments is the preservation of principal and liquidity while earning income.

There are no other financial assets or financial liabilities that are marked to market on a recurring basis. Fair values are transferred between levels of the fair value hierarchy when facts and circumstances indicate that a change in the method of estimating the fair value of a financial asset or financial liability is warranted.

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
As of June 30, 2015, the Company had an accrual of $16,957 for environmental matters, which are probable and reasonably estimable. The accrual is recorded based upon the best estimate of costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities and the amount of the Company's liability in proportion to other responsible parties.
The Company's estimated total liability for environmental matters ranges from a minimum of $17.0 million to a maximum of $80.2 million. The largest range for any one site is approximately $8.4 million. The actual costs to be incurred by the Company will be dependent on final determination of contamination and required remedial action, negotiations with governmental authorities with respect to cleanup levels, changes in regulatory requirements, innovations in investigatory and remedial technologies, effectiveness of remedial technologies employed, the ability of other responsible parties to pay, and any insurance or other third-party recoveries.

13-44

17.	Quarterly Information (Unaudited)

2015	1st	2nd	3rd	4th	Total
Net sales	$3,269,932	$3,134,993	$3,162,311	$3,144,508	$12,711,744
Gross profit	810,067	733,409	789,295	723,728	3,056,499
Net income attributable to common shareholders	280,089	267,252	285,345	179,454	1,012,140
Diluted earnings per share	1.85	1.80	2.02	1.27	6.97

2014	1st	2nd	3rd	4th	Total
Net sales	$3,226,144	$3,106,006	$3,358,406	$3,525,415	$13,215,971
Gross profit	749,735	686,035	752,513	839,461	3,027,744
Net income attributable to common shareholders	244,316	253,288	242,406	301,038	1,041,048
Diluted earnings per share	1.61	1.66	1.60	1.98	6.87

Earnings per share amounts are computed independently for each of the quarters presented, therefore, the sum of the quarterly earnings per share amounts may not equal the total computed for the year.

18.	Stock Prices and Dividends (Unaudited)

(In dollars)		1st	2nd	3rd	4th	Fiscal Year
2015	High	$127.60	$133.41	$129.54	$125.33	$133.41
	Low	105.91	99.82	115.86	115.65	99.82
	Dividends	0.48	0.63	0.63	0.63	2.37

2014	High	$110.21	$129.77	$129.40	$130.44	$130.44
	Low	94.81	103.36	108.66	118.46	94.81
	Dividends	0.45	0.45	0.48	0.48	1.86

2013	High	$87.71	$87.04	$98.15	$101.88	$101.88
	Low	70.42	75.80	86.51	84.50	70.42
	Dividends	0.41	0.41	0.43	0.45	1.70

Common Stock Listing: New York Stock Exchange, Stock Symbol PH

13-45

Management's Report On Internal Control Over Financial Reporting
Our management, including the principal executive officer and the principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). We assessed the effectiveness of our internal control over financial reporting as of June 30, 2015. In making this assessment, we used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control-Integrated Framework (2013).” We concluded that based on our assessment, the Company's internal control over financial reporting was effective as of June 30, 2015.
Deloitte & Touche LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements, has issued an attestation report on the Company's internal control over financial reporting as of June 30, 2015, which is included herein.

/s/ Thomas L. Williams	/s/ Jon P. Marten
Chief Executive Officer	Executive Vice President - Finance & Administration and Chief Financial Officer

13-46

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Parker-Hannifin Corporation
We have audited the accompanying consolidated balance sheets of Parker-Hannifin Corporation and subsidiaries (the "Company") as of June 30, 2015 and 2014, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended June 30, 2015. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(1). We also have audited the Company's internal control over financial reporting as of June 30, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parker-Hannifin Corporation and subsidiaries as of June 30, 2015 and 2014, the results of their operations and their cash flows for each of the three years in the period ended June 30, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP

Cleveland, Ohio
August 26, 2015

13-47

Five-Year Financial Summary

(Amounts in thousands, except per share information)	2015	2014	2013	2012	2011
Net sales	$12,711,744	$13,215,971	$13,015,704	$13,145,942	$12,345,870
Cost of sales	9,655,245	10,188,227	10,086,675	9,958,337	9,387,457
Selling, general and administrative expenses	1,544,746	1,633,992	1,554,973	1,519,316	1,467,773
Goodwill and intangible asset impairment	—	188,870	—	—	—
Interest expense	118,406	82,566	91,552	92,790	99,704
Income taxes	419,687	515,302	362,217	421,206	356,751
Net income attributable to common shareholders	1,012,140	1,041,048	948,427	1,151,823	1,049,130
Basic earnings per share	7.08	6.98	6.36	7.62	6.51
Diluted earnings per share	$6.97	$6.87	$6.26	$7.45	$6.37
Average number of shares outstanding - Basic	142,925	149,099	149,218	151,222	161,126
Average number of shares outstanding - Diluted	145,112	151,444	151,588	154,665	164,798
Cash dividends per share	$2.37	$1.86	$1.70	$1.54	$1.25
Net income attributable to common shareholders as a percent of net sales	8.0%	7.9%	7.3%	8.8%	8.5%
Return on average assets	7.9%	8.1%	8.0%	10.4%	10.1%
Return on average shareholders' equity	17.2%	16.8%	17.8%	22.4%	21.5%
Book value per share	$36.84	$44.72	$38.44	$32.72	$34.71
Working capital	$3,232,962	$2,818,784	$2,010,983	$2,012,101	$1,914,213
Ratio of current assets to current liabilities	2.4	1.9	1.6	1.8	1.8
Plant and equipment, net	$1,664,022	$1,824,294	$1,808,240	$1,719,968	$1,797,179
Total assets	12,295,037	13,274,362	12,540,898	11,170,282	10,886,805
Long-term debt	2,723,960	1,508,142	1,495,960	1,503,946	1,691,086
Shareholders' equity	$5,104,587	$6,659,428	$5,738,426	$4,896,515	$5,383,854
Debt to debt-shareholders' equity percent	36.6%	25.9%	33.0%	26.1%	24.7%
Depreciation	$202,776	$214,965	$213,722	$210,508	$229,238
Capital expenditures	$215,527	$216,340	$265,896	$218,817	$207,294
Number of employees	54,754	57,447	58,151	59,331	58,409
Number of shares outstanding at year-end	138,559	148,903	149,289	149,631	155,091

13-48